SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
GAZ DE FRANCE S.A.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of the Registrant’s name into English)

France (State or other jurisdiction of incorporation or organization)	4925 (Primary standard industrial classification code number)	Not applicable (I.R.S. Employer Identification No.)

23, rue Philibert Delorme
75017 Paris
France
+33 1 47 54 20 20
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Sandra Lagumina Gaz de France 23, rue Philibert Delorme 75840 Paris Cedex 17 France +33 1 47 54 20 20	E. Raman Bet-Mansour Debevoise & Plimpton LLP 21, ave. George V 75008 Paris France +33 1 40 73 12 12	Yves de Gaulle SUEZ 16, rue de la Ville L’Evêque 75383 Paris Cedex 08 France +33 1 40 06 64 00	Margaret E. Tahyar Davis Polk &Wardwell 121, avenue des Champs-Elysées 75008 Paris France +33 1 56 59 36 70

Approximate date of commencement of proposed sale of the securities to the public:  As soon as possible after this registration statement becomes effective and the other conditions to the transaction described herein have been satisfied.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered(1)	Offering Price Per Unit	Aggregate Offering Price(2)	Registration Fee(3)
Ordinary shares, par value of €1.00 each	200,025,000	Not applicable	$15,555,971,523	$611,350

(1)	Calculated as the product of (a) the sum of (i) 193,550,000 Suez shares, nominal value €2.00 each, estimated to be held by holders in the United States as of the date hereof (excluding Suez shares represented by American Depositary Shares) and (ii) 16,000,000 American Depositary Shares of Suez, each Suez American Depositary Share representing one (1) Suez share estimated to be outstanding as of the date hereof, and (b) the exchange ratio of 21 Gaz de France ordinary shares, par value of €1.00 each, to be exchanged for every 22 Suez shares (including Suez shares represented by American Depositary Shares). This number represents the number of Gaz de France shares issuable in exchange for all estimated Suez shares held by holders resident in the United States (excluding Suez Shares represented by American Depositary Shares) and all estimated Suez shares representing Suez American Depositary Shares upon the consummation of the transaction described herein. The securities to be exchanged in connection with the transaction outside the United States are not registered under this registration statement.
(2)	Pursuant to Rule 457(c) and Rule 457(f), and solely for purposes of calculating the registration fee, the market value of the securities to be offered was calculated as the sum of (a) the product of (i) 193,550,000 Suez shares and (ii) the average of high and low sales prices of Suez shares reported on Euronext Paris on June 10, 2008 (converted into U.S. dollars on the basis of an exchange rate of €1.00 = $1.5473, which was the Federal Reserve Bank of New York noon buying rate on that date), and (b) the product of (i) 16,000,000 Suez American Depositary Shares estimated to be outstanding and (ii) the average of the bid and asked price for Suez American Depositary Shares reported on the Over-the-Counter (OTC) market on June 10, 2008.
(3)	Calculated as the product of the maximum aggregate offering price and 0.00003930.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date on the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

200,025,000 ordinary shares

This prospectus relates to the delivery of ordinary shares of Gaz de France SA, or Gaz de France, to the holders of ordinary shares of Suez SA, or Suez, in connection with the proposed merger of Suez with and into Gaz de France. Following the merger, the name of the combined company will be “GDF SUEZ.”

Subject to requisite shareholder approvals, Gaz de France and Suez have agreed that Suez shareholders will receive twenty-one Gaz de France ordinary shares for every twenty-two Suez ordinary shares that they hold, which represents 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share.

Gaz de France and Suez have each scheduled an ordinary and extraordinary general meeting of their shareholders to consider and vote upon a proposal to approve the merger agreement. Suez’ shareholders will also be asked to vote on the pro-rata distribution to Suez’ shareholders, immediately prior to the merger, of the shares of Suez Environnement Company.

The ordinary and extraordinary meeting of Gaz de France’s shareholders will be held on July 16, 2008, if a quorum is present on the first call, at 3:30 P.M., Paris time, at le Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France. See “Description of the Gaz de France Ordinary and Extraordinary General Shareholders’ Meeting.”

The ordinary and extraordinary meeting of Suez’ shareholders will be held on July 16, 2008, if a quorum is present on the first call, at 10:00 A.M., Paris time, at la Grande Arche, Parvis de la Défense, France. See “Description of the Suez Ordinary and Extraordinary General Shareholders’ Meeting.”

If the conditions to the merger are satisfied, the merger will become effective on July 22, 2008. See “Summary of the Merger Agreement — Merger Completion Date; Effective Date.”

Gaz de France has filed a registration statement on Form F-4 to register with the Securities and Exchange Commission the Gaz de France shares that Suez shareholders would receive in connection with the merger.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. If you hold Suez shares through an intermediary such as a broker/dealer or clearing agency, you should consult with that intermediary about how to obtain information on the Suez ordinary and extraordinary shareholders’ meeting. The notice of meeting included in this document does not constitute, and is not intended to replace, any legal notice required under French law.

Gaz de France’s ordinary shares are listed on the Euronext Paris market of NYSE Euronext under the symbol “GAZ.” On June 10, 2008, the closing price of a Gaz de France ordinary share on the Euronext Paris market was €44.38.

Suez’ ordinary shares are principally traded on the Euronext Paris market of NYSE Euronext under the symbol “SZE.” On June 10, 2008, the closing price of a Suez ordinary share on the Euronext Paris market was €48.00. Suez’ shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are traded as options on the MONEP, the Paris options market.

Following the merger, the ordinary shares of GDF SUEZ will be primarily traded on the Euronext Paris market of NYSE Euronext under the symbol “GSZ.” The GDF SUEZ shares will also be listed for trading on Euronext Brussels and the Luxembourg Stock Exchange.

We urge you to read this prospectus carefully and in its entirety, including the section “RISK FACTORS” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 16, 2008

REGULATORY STATEMENT

This prospectus is not an offer to sell securities and it is not a solicitation of an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction. If you are in any doubt as to your eligibility to participate in the offer, you should contact your professional adviser immediately.

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ANNEX F: FAIRNESS OPINION OF MERRILL LYNCH, FINANCIAL ADVISOR TO GAZ DE FRANCE	Annex F-1

ANNEX G: FAIRNESS OPINION OF HSBC FRANCE TO THE BOARD OF DIRECTORS OF SUEZ	G-1
ANNEX H: FINANCIAL OPINION OF BNP PARIBAS, FINANCIAL ADVISOR TO SUEZ	H-1
ANNEX I: FAIRNESS OPINION OF JPMORGAN, FINANCIAL ADVISOR TO SUEZ	I-1
ANNEX J: INDEPENDENT VALUATION REPORT OF ODDO CORPORATE FINANCE TO THE BOARD OF DIRECTORS OF SUEZ	J-1
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS	II-1
EXHIBIT 3.1
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.4
EXHIBIT 23.5
EXHIBIT 23.6
EXHIBIT 23.7
EXHIBIT 23.8
EXHIBIT 23.9
EXHIBIT 23.10
EXHIBIT 23.11
EXHIBIT 23.12
EXHIBIT 23.13
EXHIBIT 23.14
EXHIBIT 24.3
EXHIBIT 24.4
EXHIBIT 24.5
EXHIBIT 24.6
EXHIBIT 24.7
EXHIBIT 24.8
EXHIBIT 24.9
EXHIBIT 24.10
EXHIBIT 24.11
EXHIBIT 24.12
EXHIBIT 99.1
EXHIBIT 99.11
EXHIBIT 99.12
EXHIBIT 99.13
EXHIBIT 99.14

ADDITIONAL INFORMATION

As a foreign private issuer, Gaz de France is exempt from the rules under Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements and is not required to file proxy statements with the SEC. Gaz de France’s officers, directors and principal shareholders are also exempt from the reporting and insider “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

Gaz de France is not incorporating the contents of the websites of the SEC, Suez, Gaz de France or any other person into this document.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this prospectus, references to “€” are to euros, the currency of the countries participating in the third stage of the European Economic and Monetary Union, and references to “$” are to U.S. dollars, the currency of the United States of America. Gaz de France publishes its consolidated financial statements in euros. See “Exchange Rate Information.”

For your convenience, we have rounded some financial data. As a result, various figures and percentages set out herein have been rounded and, accordingly, may not total.

Gaz de France’s and Suez’ consolidated financial statements presented in this prospectus have been prepared in accordance with International Financial Reporting Standards, referred to as IFRS, as endorsed by the European Union, and in accordance with IFRS as adopted by the International Accounting Standards Board (IASB). For additional information concerning certain accounting policies followed by each of Gaz de France and Suez, please refer to the consolidated financial statements of each company included elsewhere in this prospectus.

In this prospectus, unless the context otherwise requires:

•	“Gaz de France,” “we,” “us” and “our” are used to refer to Gaz de France either alone or together with its consolidated subsidiaries and “Group” is used to refer to Gaz de France and its consolidated subsidiaries;

•	“Suez,” refers to Suez and its consolidated subsidiaries; and

•	“GDF SUEZ,” “the combined company” and “the combined Group” each refer to Gaz de France and Suez and their consolidated subsidiaries after completion of the merger.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What is the proposed transaction?

A: Gaz de France and Suez have entered into a merger agreement, pursuant to which Suez will merge with and into Gaz de France. Gaz de France will be the surviving entity after the merger. For a more detailed description of what will happen in the merger of Gaz de France and Suez, see “The Merger.”

Q: Why are Gaz de France and Suez proposing the merger?

A: The boards of directors of Gaz de France and Suez believe that the combination of Gaz de France and Suez will provide substantial strategic and financial synergies and benefits to the shareholders of both companies and will allow shareholders of both companies the opportunity to participate in a larger, more diversified company that is capable of creating greater shareholder value than either Gaz de France or Suez could create as a separate company. For a more detailed description of the reasons for the merger, see “The Merger — Reasons for the Merger of Gaz de France and Suez.”

Q: What will happen in the merger?

A: Upon the completion of the merger:

•	Suez will transfer all of its assets and liabilities (except for part of its interest in the reorganized Suez Environnement, which will be spun-off to Suez’ shareholders immediately prior to the merger) to Gaz de France;

•	Suez will be dissolved and will cease to exist; and

•	All of the Suez ordinary shares will be exchanged for Gaz de France ordinary shares.

For a more detailed description of what will happen in the merger of Gaz de France and Suez, see “The Merger.”

Q: What will Suez shareholders receive in the merger?

A: Upon the completion of the merger, Suez shareholders will be entitled to receive 21 Gaz de France ordinary shares for every 22 ordinary shares of Suez, which represents 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share. This exchange will follow the distribution to Suez’ shareholders of a pro-rata portion of the shares representing 65% of the share capital of Suez Environnement Company immediately prior to the merger.

The current merger exchange ratio is different from the merger ratio of one Gaz de France share for one Suez share (following a pre-merger distribution of an exceptional dividend of €1 per Suez share) that was initially proposed in February 2006. The adjustment in the merger exchange ratio reflects the respective evolution of Gaz de France’s and Suez’ share prices since February 2006 and the subsequent agreement of the parties to spin-off a majority interest in Suez Environnement Company to Suez’ shareholders immediately prior to the merger.

See also “— If I hold American Depositary Shares, or ADSs, representing shares in Suez, what will happen to my ADSs at the time of the merger?”

Q: I hold Suez ordinary shares but do not hold a multiple of 22 Suez ordinary shares. How will fractional shares be treated in the merger?

A: Gaz de France will not issue any fractional interests in any Gaz de France ordinary shares in the merger. Accordingly, if you hold Suez ordinary shares, you will only be entitled to receive your merger consideration in full in respect of round-number multiples of 22 Suez ordinary shares that you hold. As a result, in order to receive all your merger consideration, you must purchase or sell a number of Suez ordinary shares such that you hold a round-number multiple of 22 Suez shares.

In order to facilitate this process, as from the merger completion date, Suez ordinary shares (which will then represent only the right to receive the merger consideration) will continue to trade for three months on Euronext

Paris and Euronext Brussels. Thereafter, the remaining fractional share interests listed on Euronext Paris will be transferred to a special compartment of Euronext Paris reserved for stock that is to be delisted, where they will continue to be traded for an additional 20 month period. In the case of the interests listed on Euronext Brussels, the remaining fractional share interests will be transferred to a special compartment of Euronext Brussels reserved for temporary securities, where they will continue to be traded for a period of 20 months. No such listing will be maintained on the Luxembourg Stock Exchange.

Subject to the effectiveness of the merger, during the three months following the merger completion date, Gaz de France will pay the brokerage fees and value-added tax incurred by Suez shareholders. The assumption of such costs by Gaz de France shall be limited to an amount of €8.00 (including taxes) for the purchase or sale of up to a maximum of 21 Suez ordinary shares per shareholder account.

Q: What will happen in the proposed merger to options to purchase Suez common shares and other stock-based awards?

A: The merger agreement provides that Suez stock options that have not been exercised prior to the merger will become options to subscribe for or purchase Gaz de France shares. All other terms and conditions of your stock subscription or purchase options existing at the time of the merger will remain in effect. For more information on the impact of the merger on Suez stock subscription and purchase options, see “The Merger — Treatment of Suez Stock Options/Free Share Grants.”

Q: I want to exercise my Suez stock options. May I do so prior to the date the merger is completed?

A: On May 7, 2008, Suez announced that it would suspend the ability of holders of Suez stock options to exercise Suez options for shares of Suez as of May 22, 2008 (at the close of trading in Paris) and until August 22, 2008 (inclusive), for all Suez stock option plans. Accordingly, if you hold Suez stock options, you will not be able to exercise them during the period from May 22, 2008 through August 22, 2008. However, Suez may subsequently decide to reduce the length of this suspension period.

Q: What will Suez shareholders receive in connection with the spin-off of Suez’ Environment Business and the Special Distribution?

A: Immediately prior to the merger, Suez will restructure its environment business. See “Summary — Spin-off of Suez’ Environment Business Prior to the Merger.” The restructuring will include the absorption of Rivolam, a wholly-owned subsidiary of Suez, holding Suez Environment shares, into Suez and the transfer by Suez of Suez Environment shares to Suez Environnement Company. Suez will then distribute to its shareholders (other than Suez), in proportion to the rights they hold in Suez’ share capital, shares representing 65% of the share capital of Suez Environnement Company (the “Special Distribution”). Subsequent to such distribution, Suez Environnement Company will be listed on Euronext Paris and Euronext Brussels.

Each Suez shareholder (other than Suez) registered at the closing of the accounting day preceding July 22, 2008, holding one Suez share, will receive one allotment right for Suez Environnement Company shares (the “Rights”) and, in turn, four Rights will automatically give rise to the right to one Suez Environnement Company share.

In respect of any remaining Suez shares that are not exactly divisible by four (and thus not capable of being exchanged for one whole Suez Environnement Company share), holders shall receive one Right for each such Suez share (up to a maximum of three such Rights per shareholder account).

Suez shareholders will thus be responsible for (i) acquiring the number of additional Rights necessary to reach four Rights exchangeable for one Suez Environnement Company share, or (ii) selling their Rights.

Accordingly, application has been made for the Rights to be admitted to trading on the Euronext Paris and Euronext Brussels markets for a period ending on October 22, 2008. After that date, application will be made to register the Rights on the Deregistered Securities section of Euronext Paris and on the Temporary Securities section of Euronext Brussels, until June 22, 2010.

Q: What will Suez ADS holders receive in connection with the spin-off of Suez’ Environment Business and the Special Distribution?

A: Suez ADS holders who would like to receive shares of Suez Environnement Company as part of the Special Distribution will need to present their Suez ADSs for cancellation to Citibank and become a holder of the corresponding Suez shares before July 11, 2008 (0h00 Paris time). In order to receive Suez shares, Suez ADS holders will be required to provide Citibank with the details of a custodial or other account in France where the corresponding Suez shares may be delivered upon cancellation of their ADSs. Citibank, N.A will instruct CACEIS Banque, as custodian of the Suez shares represented by Suez ADSs, to deliver the applicable Suez shares to the designated account upon receiving Suez ADSs for cancellation and the applicable account details for the delivery of the Suez shares in France. Suez ADS holders who wish to become Suez shareholders before the merger becomes effective are advised to proceed with the cancellation of the Suez ADSs well in advance of the expected effective date of the merger (as the cancellation of the Suez ADSs and the delivery of the corresponding Suez shares in France may be subject to unexpected processing delays).

If a Suez ADS holder does not present its Suez ADSs to Citibank for cancellation and become a holder of the corresponding Suez shares in France before July 11, 2008 (0h00 Paris time), Citibank will, as depositary, sell the shares of Suez Environnement Company that it receives in the Special Distribution in France pursuant to the terms and conditions of the Suez ADS Deposit Agreement, as amended, and will hold the net proceeds of such sale (and the corresponding open market exchange of the sale proceeds from euros into US dollars after the sale), in U.S. dollars, after deducting applicable taxes, fees, commissions and expenses, for the holders of Suez ADSs then outstanding.

Promptly after the merger, Citibank will mail a notice to holders of Suez ADSs explaining how the Suez ADSs are to be surrendered to Citibank in exchange for GDF SUEZ ADSs and the net cash proceeds from the sale of the Suez Environnement Company shares received in the Special Distribution. Upon delivery of their Suez ADSs to Citibank after the effectiveness of the merger, Suez ADS holders will receive these proceeds, in addition to any dividend or other consideration that has been distributed with respect to the Suez shares represented by the Suez ADSs. To take account of the spin-off ratio of one Suez Environnement Company share for every four Suez ordinary shares, each Suez ADS will entitle its holder to, in respect of each Suez ADS surrendered for cancellation, a cash settlement that is the product of 0.25 and the net cash proceeds from the sale by the Depositary of one Suez Environment Company share.

Q: What shareholder approvals are required?

A: Both Suez and Gaz de France will convene ordinary and extraordinary general shareholders’ meetings at which the shareholders of the respective companies will be called to approve the merger agreement and the transactions contemplated thereby.

In the case of Suez, approval of the merger requires the affirmative vote of two-thirds of the shares present (in person or by proxy). In the case of Gaz de France, approval of the merger requires the affirmative vote of two-thirds of the shares present (in person or by proxy).

For more information on Suez and Gaz de France shareholder approvals, see “Description of the Suez Ordinary and Extraordinary General Meeting — Vote Required for Approval,” “Description of the Suez Ordinary and Extraordinary General Meeting — Voting by Proxy, Postal Voting Form or Internet — Suez ADS Holders,” and “Description of the Gaz de France Ordinary and Extraordinary General Shareholders’ Meeting — Vote Required for Approval.”

Q: When and where will the Suez ordinary and extraordinary general shareholders’ meeting take place?

A: An ordinary and extraordinary general meeting of Suez shareholders has been called for July 16, 2008, at 10:00 A.M., Paris time, at la Grande Arche, Parvis de la Défense, France at which Suez shareholders will be asked to consider and vote on the merger agreement and the transactions contemplated thereby. For more information on the Suez ordinary and extraordinary general meeting, see “Description of the Suez Ordinary and Extraordinary General Shareholders’ Meeting — Date, Time and Purpose of the Suez Ordinary and Extraordinary General Shareholders’ Meeting.”

Q: When and where will the Gaz de France ordinary and extraordinary general shareholders’ meeting take place?

A: An ordinary and extraordinary general meeting of Gaz de France shareholders has been called for July 16, 2008, at 3:30 P.M. Paris time, at le Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France, at which Gaz de France shareholders will be asked to consider and vote on the merger agreement and the transactions contemplated thereby. For more information on the Gaz de France ordinary and extraordinary general meeting, see “Description of the Gaz de France Ordinary and Extraordinary General Shareholders’ Meeting — Date, Time and Place of Ordinary and Extraordinary Meeting.”

Q: When will the merger be completed?

A: Provided that the conditions to the merger are satisfied, for legal purposes, the merger will become effective immediately after midnight on the night preceding the day that the shares of Suez Environnement Company are listed for trading on the Euronext market of Euronext Paris, which is currently scheduled to occur on July 22, 2008. However, for French accounting and tax purposes, the merger will be given retroactive effect as of January 1, 2008. For more information on the completion of the merger, see “Summary of the Merger Agreement — Merger Completion Date; Effective Date.”

Q: Will GDF SUEZ set up an ADR program in the United States?

A: Yes. GDF SUEZ will sponsor an over-the-counter Level 1 ADR program in the United States. Upon the completion of the merger, which is expected to occur on July 22, 2008, GDF SUEZ will appoint Citibank N.A. as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

For more information on the GDF SUEZ Level 1 ADR program, see “Description of the GDF SUEZ American Depositary Shares.”

Q: If I hold American Depositary Shares, or ADSs, representing shares of Suez, what will happen to my ADSs at the time of the merger?

A: Suez’ ADS program will terminate at the time of the merger.

As a result of the merger, the holders of Suez ADSs will be attributed 21 Gaz de France shares for every 22 Suez ADSs (each Suez ADS representing the right to receive one Suez ordinary share), which represents 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share. Suez ADS holders will have the option to receive either Gaz de France (which will be renamed GDF SUEZ subject to general meeting approval) shares or GDF SUEZ ADSs. No fractional Gaz de France shares or fractional GDF SUEZ ADSs will be issued. Fractional entitlements to GDF SUEZ ADSs will be aggregated and sold by Citibank. The net proceeds from the sale of the fractional entitlements to Gaz de France shares and to GDF SUEZ ADSs will be distributed as described below. For information on the treatment of fractional ordinary shares, see “Summary of the Merger Agreement — Treatment of Fractional Shares.”

Suez ADS holders who would like to receive shares of Gaz de France (rather than GDF SUEZ ADSs) upon the consummation of the merger will need to present their Suez ADSs for cancellation to Citibank and become a holder of the corresponding Suez shares before July 11, 2008 (0h00 Paris time). In order to receive Suez shares, Suez ADS holders will be required to provide Citibank with the details of a custodial or other account in France where the corresponding Suez shares may be delivered upon cancellation of their ADSs. Citibank, N.A. will instruct Crédit Agricole, as custodian of the Suez shares represented by Suez ADSs, to deliver the applicable Suez shares to the designated account upon receiving Suez ADSs for cancellation and the applicable account details for the delivery of the Suez shares in France. Suez ADS holders who wish to become Suez shareholders before the merger becomes effective are advised to proceed with the cancellation of the Suez ADSs well in advance of the expected effective date of the merger (as the cancellation of the Suez ADSs and the delivery of the corresponding Suez shares in France may be subject to unexpected processing delays).

Upon the effectiveness of the merger, the Suez ADSs will represent the right to receive GDF SUEZ ADSs. If a Suez ADS holder does not become a holder of Suez shares before the merger becomes effective, Citibank will, as depositary, hold for such holder a whole number of GDF SUEZ ADSs equal to the number of Suez shares represented by the holder’s Suez ADSs multiplied by the merger exchange ratio of 0.9545. Citibank will aggregate and sell the entitlements to fractional GDF SUEZ ADSs that would have been delivered according to such formula and will hold for that holder the net proceeds of such sale, in U.S. dollars, after deducting taxes, fees, commissions and expenses.

To receive the GDF SUEZ ADSs and the net proceeds from the sale of the fractional entitlements to GDF SUEZ ADSs, holders of Suez ADRs will need to deliver their Suez ADRs to Citibank. Promptly after the merger, Citibank will mail a notice to the Suez ADR holders explaining how the Suez ADRs are to be delivered to Citibank. Upon due delivery of their Suez ADRs to Citibank, Suez ADR holders will receive the GDF SUEZ ADSs and a check in the amount of the cash proceeds from the sale of entitlements to fractional GDF SUEZ ADSs, in addition to any dividend or other cash consideration that has been received by Citibank with respect to the Suez shares previously represented by the Suez ADSs. If you hold your Suez ADSs in a brokerage or custodian account, your broker or custodian will make the requisite arrangements to exchange your Suez ADSs for GDF SUEZ ADSs.

The GDF SUEZ ADSs issued upon delivery of the Suez ADRs to Citibank will be issued as “uncertificated GDF SUEZ ADSs.” Uncertificated GDF SUEZ ADSs will be registered in the name of the applicable investors on the books of Citibank and will not be represented by any certificates. Citibank will issue an account statement to the applicable investors that identifies the number of GDF SUEZ ADSs issued in the name of the investors. If you wish to receive a certificate that evidences your GDF SUEZ ADSs rather than hold your GDF SUEZ ADSs in uncertificated form in an account at Citibank, please follow the instructions on the first account statement you will receive to give the applicable instructions to Citibank to mail a certificate to you.

Q: Will Gaz de France ordinary shares be listed in the United States?

A: No. Gaz de France’s ordinary shares currently trade on Euronext Paris. It is not expected that Gaz de France will list its shares for trading on any U.S. exchange. However, following the merger, the combined company will also apply to list its shares on Euronext Brussels and the Luxembourg Stock Exchange.

Q: Why am I receiving this document?

In order to complete the merger, the shareholders of Gaz de France and Suez must approve and adopt the merger agreement. The proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of each company. This document contains important information about the proposed merger, the merger agreement and each company’s ordinary and extraordinary general shareholders’ meeting, which you should read carefully.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this prospectus, you should make the necessary arrangements to vote at the Gaz de France or Suez ordinary and extraordinary general shareholders’ meeting held to approve the merger, as the case may be.

For information on voting Suez shares or ADSs at the Suez ordinary and extraordinary general shareholders’ meeting, see “Description of the Suez Ordinary and Extraordinary General Shareholders’ Meeting.” For information on voting Gaz de France shares at the Gaz de France ordinary and extraordinary general shareholders’ meeting, see “Description of the Gaz de France Ordinary and Extraordinary General Shareholders’ Meeting.”

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Q: Do I have appraisal rights?

A: No. Holders of Suez shares are not entitled to dissenters’ appraisal rights in connection with the merger because French corporate law does not provide for such a mechanism. For more information, see “The Merger — Appraisal Rights.”

Q: After the merger, will I have the same ownership percentage as I currently have?

A: No. In order to proceed with the exchange of all outstanding Suez ordinary shares for Gaz de France ordinary shares in accordance with the merger agreement, Gaz de France will issue 1,207,660,692 new ordinary shares, thereby increasing its share capital from 983,871,988 shares to 2,191,532,680 shares. As a result, your ownership interest in the combined company will be diluted. For example, a 1% ownership percentage in Gaz de France prior to the merger would give rise to an ownership percentage of approximately 0.45% in the combined company immediately after the merger and a 1% ownership interest in Suez prior to the merger would give rise to an ownership percentage of approximately 0.55% in the combined company immediately following the merger.

Q: After the merger, what percentage of Gaz de France shares will Suez shareholders own?

A: Immediately following the merger, Suez shareholders will own approximately 55% of the combined company.

Q: How will my rights as a shareholder change after the merger?

A: Upon the consummation of the merger, you will receive Gaz de France ordinary shares in exchange for your Suez ordinary shares. There are certain differences between the rights of a holder of ordinary shares of Suez and Gaz de France. The by-laws (statuts) of Suez provide for double voting rights for each share that has been registered for more than two years in the name of the same shareholder. The by-laws (statuts) of Gaz de France do not provide for double voting rights and this provision will not be proposed to the extraordinary general shareholders’ meeting that will amend Gaz de France’s by-laws (statuts) in connection with the merger. Consequently, shareholders of Suez with double voting rights who receive shares of Gaz de France in connection with the merger will not retain their double voting rights after the merger.

For a discussion of these and other differences between the rights of Gaz de France and Suez shareholders, see “Comparison of Rights of Shareholders of the Combined Company and Suez Shareholders” and “Description of the Share Capital of Gaz de France.”

Q: Who can help answer my questions?

A: If you have any questions regarding the merger, you should contact:

Gaz de France
23, rue Philibert Delorme
75017 Paris
France
Attention: Brigitte Roeser-Herlin
+33 1 47 54 20 20

or

Suez
16, rue de la Ville l’Evêque
75008 Paris
France
Attention: Valérie Bernis
+33 1 40 06 64 00

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward looking statements.” These forward-looking statements express the intent, belief or current expectations of Gaz de France, Suez and their respective directors and officers about Gaz de France, Suez, the merger and their businesses. Generally, words such as “may,” “will,” “believe,” “expect,” “intend,” “aim,” “seeks,” “plan,” “project,” “estimate,” “anticipate” and similar expressions commonly identify forward-looking statements.

Examples of forward-looking statements in this prospectus include those regarding growth prospects for the market for natural gas and energy, and information relating to objectives of Gaz de France and Suez, including those relating to expected synergies resulting from the merger, financial performance, dividends and investments. We caution investors not to place undue reliance on our forward-looking statements. They involve known and unknown risks, uncertainties and other factors, which may cause Gaz de France’s or Suez’ actual results, performance or achievement, or their industry’s results, to be materially different from any future results, performance or achievements expressed or implied in this prospectus.

A wide range of factors could materially affect future developments and performance, including the following:

•	the risk that Gaz de France and Suez will not be integrated successfully and expected synergies and costs savings will not be fully achieved or will not be achieved within the expected time frame;

•	the risk that the balancing of the purchase from suppliers and sale to customer of natural gas and electricity could be adversely affected by unanticipated events;

•	increased competition in the natural gas and electricity sectors, which could lead to losses in market share to competitors;

•	increased costs related to the reorganizations required by the opening of the gas market, which may have operational and financial consequences for us;

•	decisions by regulators concerning the rates that Gaz de France may charge for the sale of natural gas and for the use of infrastructure;

•	regulations of certain European countries, which could limit the expansion of Gaz de France outside France;

•	changes in laws and regulations relating to the gas and electricity industries, as well as environmental, health or safety legislation that could negatively impact Gaz de France’s business;

•	the impact of any acquisitions that we may make;

•	a significant reduction in the anticipated growth in consumption of natural gas, which could affect Gaz de France’s revenues;

•	changes in political and economic conditions in developing countries where we are present, which could adversely affect its investments in those countries;

•	labor disputes, which may lead to increased costs or disruption of operations;

•	industrial accidents and occupational illness, which could cause business interruptions or significant financial losses or liability;

•	changes in weather conditions, that have an adverse impact on Gaz de France;

•	changes in the prices of petroleum products;

•	exchange rate fluctuations;

•	problems at the nuclear facilities owned and operated by Suez, including mechanical or structural problems or storage, handling or disposal of radioactive materials;

•	increased competition in the waste treatment and recycling sector and with respect to Suez’ operations in Latin America and Asia;

•	changes in laws and regulations relating to the electricity, waste treatment and recycling industries operated by Suez;

•	a significant reduction in the anticipated growth in consumption of electricity; and

•	stricter national and international standards relating to climate change and related costs.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with other factors that are set forth in this prospectus. See “Risk Factors” and “Where You Can Find More Information.” Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Gaz de France’s and Suez’ forward-looking statements speak only as of the date of this prospectus. Gaz de France and Suez expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this prospectus to reflect any change in its expectations or any change in events, conditions or circumstances, on which any forward-looking statement contained in this prospectus is based.

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SUMMARY

This brief summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the additional documents referred to in this prospectus to fully understand the merger before you make a decision as to whether to approve the merger. See “Where You Can Find More Information.”

The Companies

Gaz de France

Gaz de France
23, rue Philibert Delorme
75017 Paris
France
+33 1 47 54 20 20

Gaz de France is a leading, fully integrated, European natural gas company. Gaz de France is the number one natural gas supplier in France and one of the leading natural gas suppliers in Europe, with a diversified natural gas supply portfolio, Europe’s leading high pressure natural gas network and its leading distribution network, based on number of kilometers.

With the opening of the energy markets in Europe, Gaz de France has entered into the production and marketing of electricity in order to ensure its position as an integrated energy company.

Gaz de France’s ordinary shares are quoted on the Euronext Paris market of NYSE Euronext under the trading symbol “GAZ.”

Suez

Suez
16, rue de la Ville l’Evêque
75008 Paris
France
+33 1 40 06 64 00

Suez is an international industrial and services group that designs sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals in order to respond to essential needs in electricity, gas, energy services, water and waste management.

Suez’ ADSs, each representing one Suez ordinary share, are traded over-the-counter in the United States and its ordinary shares are quoted on the Euronext Paris market of NYSE Euronext as well as other stock exchanges in Brussels, Zurich and Luxembourg. In addition, Suez’ ordinary shares are traded as options on the MONEP, the Paris options market.

The Merger (see page 159)

On June 5, 2008, Gaz de France and Suez entered into a merger agreement, pursuant to which Suez will merge with and into Gaz de France. Gaz de France will be the surviving entity after the merger. The boards of directors of Gaz de France and Suez believe that the combination of Gaz de France and Suez will provide substantial strategic and financial synergies and benefits to the shareholders of both companies and will allow shareholders of both companies the opportunity to participate in a larger, more diversified company that is capable of creating greater shareholder value than either Gaz de France or Suez could create as a separate company.

Upon the completion of the merger:

•	Suez will transfer all of its assets and liabilities (except for part of its interest in the reorganized Suez Environnement, which will be spun-off to Suez’ shareholders immediately prior to the merger) to Gaz de France;

•	Suez will be dissolved and will cease to exist; and

•	All of the Suez ordinary shares will be exchanged for Gaz de France ordinary shares.

For a more detailed description of the merger of Gaz de France and Suez, see “The Merger.”

Gaz de France’s Ordinary and Extraordinary General Shareholders’ Meeting (see page 168)

Gaz de France will hold an ordinary and extraordinary general shareholders’ meeting on July 16, 2008, at 3:30 P.M., Paris time, at le Palais des Congrès, 2 place de la Porte Maillot, 75017, Paris, France. See “Description of the Gaz de France Ordinary and Extraordinary General Shareholders’ Meeting.”

At the Gaz de France ordinary and extraordinary general shareholders’ meeting, Gaz de France’s shareholders will be asked to consider and vote on a number of resolutions in connection with the merger of Suez and Gaz de France, including in particular:

•	to consider and vote on the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the increase in share capital for payment of the merger consideration and the allocation of the merger premium and merger loss;

•	to approve, subject to the completion of the merger, the modification of the company’s by-laws (statuts), in particular with respect to the legal name and form of the combined company, its registered address and its purpose, its capital structure and the composition of its board of directors;

•	to approve the substitution of Gaz de France for Suez with respect to stock options or grants of free shares relating to Suez ordinary shares;

•	to appoint Deloitte & Associés as the third statutory auditor of the combined company;

•	to appoint BEAS as the third deputy statutory auditor of the combined company;

•	to appoint Mr. Jean-François Cirelli, Mr. Gérard Mestrallet, Mr. Jean-Louis Beffa, Mr. Aldo Cardoso, Mr. Thierry de Rudder, Mr. Paul Desmarais Jr., Ms. Anne Lauvergeon, Mr. René Carron, Mr. Albert Frère, Mr. Edmond Alphandéry, Mr. Jacques Lagarde, Mr. Lord Simon of Highbury and Mr. Etienne Davignon as directors of the combined company;

•	to appoint Messrs. Philippe Lemoine and Richard Goblet d’Alviella as observers (censeurs) of the combined company’s Board of Directors;

•	to delegate power to the board of directors to conduct the following transactions:

•	a capital increase with preferential subscription rights, up to a maximum par value of €250 million or an issuance of securities conferring a right to the allocation of debt securities;

•	a capital increase without preferential subscription rights up to a maximum par value of €250 million or an issuance of securities conferring a right to the allocation of debt securities;

•	an increase in the number of securities to be issued in the event of a capital increase, with or without preferential subscription rights (overallotment option), up to a maximum defined by the applicable regulation (currently equal to 15% of the initial capital increase);

•	a capital increase to pay for contributions in kind up to a maximum of 10% of the capital stock;

•	capital increases reserved for employees on corporate savings plans up to a maximum par value of €40 million;

•	capital increases in connection with implementation of one of the formulas of the Group’s international employee stock ownership plan up to a maximum par value of €20 million;

•	capital increases through the incorporation of premiums, retained earnings, income or others;

•	the authorizations for the capital increases set forth above are subject to an overall limit of €310 million;

•	to grant free shares to employees and/or officers of the Company and/or Group companies up to a maximum of 0.5% of the share capital of the Company;

•	to grant stock purchase or subscription options to the employees and/or executive officers of the Company and/or Group companies, up to a maximum of 0.5% of the share capital of the Company;

•	the reduction of the share capital of the company by means of the cancellation of treasury shares; and

•	to carry out transactions on the company’s shares.

The foregoing authorizations are subject to the completion of the merger and will be effective as of the merger completion date. In addition, such authorizations are limited to the extent necessary to ensure that the French State holds, and continues to hold, more than one-third of the share capital of Gaz de France, taking into account all the securities issued that provide access to the capital of Gaz de France, including the subscription options and free shares outstanding.

In general, holders of Gaz de France ordinary shares who have properly registered their shares by the commencement (0h00) of the third business day preceding the Gaz de France ordinary and extraordinary general shareholders’ meeting will be entitled to vote at the Gaz de France ordinary and extraordinary general shareholders’ meeting or any adjourned or postponed meeting.

The adoption of each resolution presented at the Gaz de France extraordinary general shareholders’ meeting will require the affirmative vote of two-thirds of the votes cast (either in person or by proxy or mail) at the Gaz de France extraordinary general shareholders’ meeting. The French State currently holds more than two-thirds of Gaz de France’s voting shares and will be able to cause the adoption of the resolutions presented at Gaz de France’s extraordinary general shareholders’ meeting if it votes in favor of the merger, as is expected.

Suez’ Ordinary and Extraordinary General Shareholders’ Meeting (see page 171)

Suez will hold an ordinary and extraordinary general meeting of shareholders on July 16, 2008, at 10:00 A.M. Paris time, at la Grande Arche, Parvis de la Défense, France.

The holders of record of at least one-fourth of the Suez shares entitled to vote, represented either in person or by proxy, at the ordinary and extraordinary general shareholders’ meeting, will constitute a quorum.

The purpose of the Suez ordinary and extraordinary general shareholders’ meeting is:

•	to approve the absorption of Rivolam, a wholly-owned subsidiary of Suez that holds Suez Environnement shares, into Suez and the contribution by Suez of Suez Environnement shares to Suez Environnement Company and the spin-off (through the distribution of 65% of the shares of Suez Environnement Company to Suez shareholders other than Suez) and listing on Euronext Paris and Euronext Brussels of Suez Environnement Company;

•	to approve the merger agreement and the merger of Suez with and into Gaz de France and the other transactions contemplated thereby;

•	to approve agreements with affiliates entered into in connection with the spin-off of Suez Environnement Company; and

•	to transact any other business as may properly come before the Suez ordinary and extraordinary general meeting or any adjournment or postponement of such meeting.

All shareholders who have properly registered their shares by the commencement (0h00) of the third business day preceding the general meeting have the right to participate in general meetings, either in person or by proxy, and to vote either by proxy or by mail according to the number of shares they hold. In order to attend the meeting, Suez shareholders must register shares with CACEIS Corporate Trust — Service Assemblées either directly or through a broker, by the commencement (0h00) of the third business day preceding the ordinary and extraordinary general shareholders’ meeting. Suez will also provide shareholders the ability to vote by internet. Each holder of Suez ordinary shares, at the commencement (0h00) of the third business day preceding the general meeting, is entitled to one vote per share at any general meeting of Suez’ shareholders. A double voting right is granted to holders of fully paid-up registered shares when those shares have been registered for more than two years in the name of one and the same holder. See also “Description of the Suez Ordinary and Extraordinary General Shareholders’ Meeting.”

The affirmative vote of two-thirds of the votes cast at the extraordinary general meeting, voting as a single class, either in person or by proxy, is required to pass the resolutions proposed. Under French Company law, an abstention from voting by those present or represented by proxy but not voting is deemed to be a vote against the resolution submitted to a vote.

Only holders of Suez shares as at July 11, 2008 are eligible to vote at the ordinary and extraordinary general shareholders’ meeting. Holders of Suez ADSs who wish to vote in person at the ordinary and extraordinary general shareholders’ meeting must cancel their Suez ADSs with Citibank on or before July 11, 2008 (0h00 Paris time) in order to become direct and registered holders of Suez shares on Suez’ Register of Shareholders on or before July 11, 2008 (0h00 Paris time). In order to receive ordinary shares of Suez and become a direct and registered shareholder on Suez’ Register of Shareholders, an ADS holder will be required to provide the details of a custodial or other account in France where the Suez shares may be held, and upon cancellation of such holder’s ADSs, Crédit Agricole, as a custodian, will deliver such Suez shares to the designated account.

ADS holders may vote through Citibank NA, the depositary. See “Description of the Suez Ordinary and Extraordinary General Shareholders’ Meeting — Voting by Proxy, Postal Voting Form or Internet Suez ADS Holders”

Spin-off of Suez’ Environment Business Prior to the Merger (see page 155)

The spin-off of Suez’ environment business will take place immediately prior to the consummation of the merger of Gaz de France and Suez through the distribution of 65% of its ordinary shares to shareholders of Suez immediately prior to the merger. The listing of Suez Environnement Company on Euronext Paris will occur after the merger. GDF SUEZ and certain Suez shareholders, who will hold approximately 35% and 12% on the basis of Suez shareholder composition as of April 30, 2008, respectively, of Suez Environnement Company at the completion of this transaction, have agreed to maintain their interests and have entered into a shareholders’ agreement with respect to their interest in Suez Environnement Company. For more information on this agreement, see “Related Party Transactions — Shareholders’ Agreement Relating to Suez Environnement Company.”

Prior to the spin-off, certain internal reorganization transactions will take place in order to consolidate Suez’ environment activities under Suez Environnement and its subsidiaries. These restructurings are intended to:

•	transfer under Suez Environnement or some of its subsidiaries the interests held by Suez or its subsidiaries in companies of the environment branch; and

•	organize the withdrawal of Suez Environnement and some of its subsidiaries from the Suez Alliance Economic Interest Group (GIE).

The listing of Suez Environnement will enable it to become entirely focused on environmental services and pursue strategies and opportunities suitable for its own business. Among other things, it will benefit from better exposure with direct access to the financial markets, as well as the support of a stable shareholding to pursue its strategy of dynamic development.

The Merger; Effective Date (see page 159)

In the merger, Suez will merge with and into Gaz de France. Gaz de France will continue as the surviving company and Suez will be dissolved. By operation of law, Gaz de France will succeed to all of the rights and assets of Suez and will assume all of its liabilities.

If the conditions to the merger are satisfied, for legal purposes the merger will become effective on July 22, 2008. However, for French statutory accounting and tax purposes, the merger will be given retroactive effect as of January 1, 2008. See “Summary of the Merger Agreement — Merger Completion Date; Effective Date.”

Immediately prior to the merger:

•	Rivolam, a wholly owned subsidiary of Suez holding Suez Environnement shares, will be absorbed into Suez;

•	Suez will contribute the Suez Environnement shares held by it (including those resulting from the Rivolam merger) to a new entity to be called Suez Environnement Company;

•	Suez will distribute 65% of the shares of Suez Environnement Company to Suez’ shareholders (other than itself); and

•	Suez Environnement Company will be listed on the Euronext Paris and Euronext Brussels after the completion of the merger.

The listing of Suez Environnement Company on Euronext Paris and Euronext Brussels is currently scheduled to occur at 9:00 A.M. on July 22, 2008.

Merger Consideration (see page 160)

Subject to requisite shareholder approvals, Gaz de France and Suez have agreed that Suez shareholders will receive, in connection with the merger, 21 Gaz de France ordinary shares for every 22 Suez ordinary shares that they hold (or 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share).

Gaz de France will not issue any fractional interests in any Gaz de France ordinary shares in the merger. Accordingly, if you hold Suez ordinary shares, you will only be entitled to receive your merger consideration in full in respect of round-number multiples of 22 Suez ordinary shares that you hold. As a result, in order to receive all your merger consideration, you must purchase or sell a number of Suez ordinary shares such that you hold a round-number multiple of 22 Suez shares. For more information on this process, see “Summary of the Merger Agreement — Treatment of Fractional Shares.”

Certain Opinions (see page 96)

Opinion of Goldman Sachs International to the Board of Directors of Gaz de France (see page 96)

On June 4, 2008, Goldman Sachs International made a presentation of its financial analyses of the transaction to the board of Gaz de France and rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated June 5, 2008, to the board of directors of Gaz de France that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Gaz de France.

The full text of Goldman Sachs International’s written opinion, dated June 5, 2008, is attached to this prospectus as Annex D. You should read this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the opinion. Goldman Sachs International provided its opinion for the information and assistance of the board of directors of Gaz de France in connection with its consideration of the transaction contemplated by the merger agreement. Goldman Sachs International’s opinion does not constitute a recommendation as to how any holder of ordinary shares of Gaz de France should vote with respect to the transaction or any other matter.

Opinions of Merrill Lynch and Lazard Frères, Financial Advisors to Gaz de France (see page 110)

Gaz de France engaged Merrill Lynch and Lazard Frères in connection with the merger. Merrill Lynch and Lazard Frères delivered their respective opinions to Gaz de France’s board of directors, dated as of June 4, 2008, to the effect that, as of the date of the respective opinion and based on and subject to various qualifications, factors, assumptions and limitations described in its respective opinion, the exchange ratio was fair from a financial point of view to Gaz de France.

The full text of Merrill Lynch’s written fairness opinion is attached as Annex F to this prospectus. The full text of Lazard Frères’ written fairness opinion is attached as Annex E to this prospectus. Shareholders are encouraged to read Merrill Lynch’s and Lazard Frères’ opinions carefully in their entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch and Lazard Frères, respectively, in connection with its respective opinion.

Please refer to “The Merger — Opinions of Gaz de France’s Financial Advisors.” We urge you to, and you should, read the Merrill Lynch opinion and the Lazard Frères opinion in their entirety.

Opinion of HSBC France S.A. to the Board of Directors of Suez (see page 120)

HSBC France S.A. has rendered its opinion to the Board of Directors of Suez that, as of June 4, 2008, and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth therein and other factors that HSBC deemed relevant, the exchange ratio was fair, from a financial point of view, to Suez.

The full text of the written opinion of HSBC dated June 4, 2008, is attached to this prospectus as Annex G and sets forth the assumptions made, procedures followed, matters considered and limitations on and qualifications to the scope of the review undertaken by HSBC in connection with its opinion. HSBC provided its opinion for the information and assistance of the Suez board of directors in connection with its consideration of the proposed merger. The HSBC opinion is not a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger or any other matter.

Opinions of BNP Paribas and J.P. Morgan, Financial Advisors to Suez (see page 130)

The Board of Directors of Suez received opinions on June 4, 2008 from (i) BNP Paribas, S.A., that, based upon and subject to the various factors and assumptions set forth in its opinion, the exchange ratio of 21 shares of Gaz de France for every 22 shares of Suez and the distribution on a pro rata basis to Suez shareholders of 65% of the equity of Suez Environnement Company to be effected concurrently with the merger are reasonable and balanced, from a strictly financial point of view, as of June 4, 2008; and (ii) JPMorgan plc, that, based upon and subject to the various factors and assumptions set forth in its opinion, the exchange ratio of 21 shares of Gaz de France for every 22 shares of Suez and the distribution on a pro rata basis to Suez shareholders of 65% of the equity of Suez Environnement Company to be effected concurrently with the merger are fair, from a financial point of view, to Suez’ shareholders, as of June 4, 2008.

An English translation of the opinion of BNP Paribas is attached as Annex H hereto. The full text of the opinion of JPMorgan is attached as Annex I hereto. You are encouraged to read these opinions in their entirety. These opinions were addressed to the Board of Directors of Suez by its financial advisors in connection with its consideration of the merger. These opinions are not a recommendation as to how any shareholder of Suez or Gaz de France should vote or act with respect to the merger of Suez and Gaz de France.

Independent Valuation Report of Oddo Corporate Finance (see page 144)

Oddo Corporate Finance, S.C.A. was appointed by Suez to act as an “independent appraiser” (expert indépendant, as such term is understood under French securities regulations) and delivered its report (prepared in accordance with Articles 262-1 et seq. of the General Rules of the AMF and AMF Instruction No. 2006-08 of July 25, 2006) in the French language to the Suez board of directors, the conclusion of which took the form of an opinion, dated as of June 4, 2008, to the effect that, as of the date of the report and based upon and subject to the assumptions and other considerations set forth in the report, the exchange ratio in the proposed merger was fair, from a financial point of view, to Suez shareholders taken as a whole.

An English translation of the written valuation report of Oddo is attached to this prospectus as Annex J. You are encouraged to read the full text of the Oddo report in its entirety. Oddo directed its report to, and provided its report for the use and benefit of, the Suez board of directors in connection with its evaluation of the proposed merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger.

Dissenters’ Rights in the Merger (see page 85)

Neither holders of Suez ordinary shares and ADSs, nor holders of Gaz de France ordinary shares, will have any appraisal rights under French corporate law in connection with the merger, and neither Suez nor Gaz de France will independently provide holders of their ordinary shares or ADSs with any such rights.

Legal and Regulatory Approvals Required for the Merger (see page 86)

French energy law No. 2006-1537 dated December 7, 2006, the new energy law, permits the French State to reduce its interest in Gaz de France as a result of the merger of Gaz de France and Suez. The merger is conditioned on completion of the privatization process initiated by the French government.

Gaz de France and Suez submitted a Form CO merger notification to the European Commission on May 10, 2006 in accordance with Council Regulation (EC) No. 139/2004 of the Council of the European Union. On November 14, 2006, the European Commission issued a decision indicating that the merger was compatible with the Common Market and authorized the completion of the merger.

Gaz de France and Suez submitted a notice of the merger to CFIUS, in accordance with the regulations implementing the Exon-Florio Amendment to the Defense Production Act of 1950, which is referred to as the Exon-Florio Amendment, on September 22, 2006. On October 26, 2006, the U.S. Department of the Treasury issued a no-action letter stating that CFIUS had determined that the transaction did not raise issues of national security that would warrant further investigation. Gaz de France and Suez notified CFIUS of the revised transaction on October 9, 2007 and were advised by CFIUS that the 2006 notice remains in effect.

Gaz de France and Suez filed a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, on September 19, 2006. The completion of the merger was conditioned on the termination or expiration of the waiting period foreseen by such legislation. On October 1, 2006, the U.S. Federal Trade Commission notified Gaz de France and Suez that the waiting period had been terminated early. Following the expiration of this clearance, a new notification was filed on November 13, 2007 and the U.S. Federal Trade Commission notified Gaz de France and Suez that the waiting period had again been terminated early on November 23, 2007.

The merger is also subject to the regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including requirements relating to the offer and sale of securities.

Interests of Directors and Officers of Gaz de France and Suez in the Merger (see page 95)

Based on the number of Gaz de France ordinary shares issued and outstanding on December 31, 2007, the directors and executive officers of Gaz de France, taken together, hold less than 1% of the issued and outstanding shares of Gaz de France.

Based on the number of Suez ordinary shares issued and outstanding on June 4, 2008, the directors and executive officers of Suez, taken together, hold less than 1% of the issued and outstanding shares of Suez, assuming the exercise of all of their options.

Conditions to Completion of the Merger and Termination Provisions (see page 162)

The completion of the merger is subject to the following conditions precedent:

•	The approval of the Rivolam merger into Suez by Suez’ shareholders at a general shareholders’ meeting and the completion of such transaction;

•	The approval of the contribution by Suez of its Suez Environnement shares to Suez Environnement Company at the general shareholders’ meetings of Suez and Suez Environnement Company and the completion of such transaction;

•	The approval by Suez’ shareholders at a general shareholders’ meeting of the distribution of 65% of the shares of Suez Environnement Company to Suez’ shareholders prior to the merger and the completion of such transaction;

•	Signature of a shareholders’ agreement regarding Suez Environnement Company;

•	The decision of Euronext Paris authorizing the listing of Suez Environnement Company’s shares on Euronext Paris;

•	The approval of the merger agreement by Suez’ shareholders at a combined general meeting and the dissolution of Suez without liquidation contemplated thereby;

•	The approval of the merger by Gaz de France’s shareholders at an extraordinary general meeting, the capital increase related thereto, the assumption of Suez’ liabilities in respect of stock options and grants of free shares, as well as the elimination, as the case may be, of any preferential subscription rights relating thereto;

•	The finalization of the process for the privatization of Gaz de France, which is subject to the completion of a number of events as described in “The Merger — Certain Legal and Regulatory Matters,” including the effectiveness of the decision of the Minister for the Economy, Finances and Employment establishing the terms and conditions of the merger, in accordance with the opinion of the French privatization committee, known by its French acronym as the CPT; and

•	Publication in the official journal of the French Republic (the Journal officiel de la République française) of the objectives of the Industrial Cooperation Agreement (Accord de coopération industrielle, commerciale et financière) between Gaz de France and Suez, which is one of the means by which companies may be privatized in France (see “The Merger — Certain Legal and Regulatory Matters — Approval of the French Privatization Authority”). This agreement was signed by Gaz de France and Suez on June 5, 2008.

The shareholders’ agreement relating to Suez Environnement Company was signed on June 5, 2008.

The merger agreement will lapse, and be deemed null and void, if the foregoing conditions are not met on or prior to December 31, 2008, at the latest.

Material U.S. Federal Income Tax Consequences of the Merger (see page 175)

We are unable to determine the U.S. federal income tax treatment of the merger because the determination depends on whether the merger will qualify as a “reorganization” within the meaning of the U.S. tax code, and Suez and Gaz de France have not undertaken to conduct their affairs in a manner that would ensure that the requirements necessary for the merger to qualify as a “reorganization” are met. No ruling has been or will be sought from the IRS as to the U.S. federal income tax treatment of the merger. If the transaction qualifies as a “reorganization” within the meaning of the U.S. tax code and you are a U.S. taxpayer:

•	if you realize a gain as a result of the merger, you generally will be required to recognize that gain to the extent of the fair market value of any consideration, received by you in connection with the merger, that is neither Gaz de France shares, GDF SUEZ ADSs nor cash received in lieu of fractional GDF SUEZ ADSs (any such other consideration, “Other Merger Consideration”), which generally will include your share of the Special Distribution if the Special Distribution is treated for U.S. federal income tax purposes as additional merger consideration rather than as a distribution with respect to the Suez shares or ADSs,

•	if you realize a loss as a result of the merger, you will not be permitted to recognize that loss, and

•	if you receive cash in lieu of a fractional GDF SUEZ ADS, you will be required to recognize gain or loss on such exchange of your fractional GDF SUEZ ADS for cash.

If the merger were not to qualify as a reorganization within the meaning of the U.S. tax code, the merger would be a fully taxable transaction and you generally would recognize gain or loss in an amount equal to the difference between the amount realized and your tax basis in the Suez shares or ADSs surrendered. The amount realized generally would be equal to the fair market value of all the consideration received by you in connection with the merger, which generally will include Other Merger Consideration as well as Gaz de France shares or GDF SUEZ ADSs received by you.

If you do not possess a number of Suez shares exactly divisible by 22 and you therefore participate in the 22:21 Arrangement as defined under “Summary of the Merger Agreement — Treatment of Fractional Shares,” you should consult your own tax advisor regarding U.S. federal income tax consequences of such arrangement.

Material U.S. Federal Income Tax Consequences of the Special Distribution (see page 176)

Suez intends to treat the Special Distribution as a distribution for U.S. federal income tax purposes and expects that such payment will be reported to the IRS as a dividend, and Gaz de France does not intend to take any position to the contrary. Under this treatment, if you are a U.S. taxpayer, an amount equal to the fair market value of the Special Distribution allocated to your Suez shares or ADSs will be characterized as dividend income to the extent of Suez’s current and accumulated earnings and profits. Notwithstanding Suez’s treatment of the Special Distribution as a distribution for U.S. federal income tax purposes, the IRS could assert that the Special Distribution should be treated for U.S. federal income tax purposes as consideration in connection with the merger. If you are a U.S. taxpayer and the Special Distribution is treated for U.S. tax purposes as consideration in connection with the merger, the fair market value of the Special Distribution allocated to your Suez shares or ADSs will be taken into account in determining the amount of the gain or loss that you realize in the merger. If you receive cash instead of Suez Environnement Company shares because you do not present your Suez ADSs to Citibank for cancellation and, therefore, do not become a holder of the corresponding Suez shares, you may have additional short-term capital gain or loss from the disposition by Citibank of Suez Environnement Company shares allocated to you.

Comparison of Rights of Gaz de France Shareholders and Suez Shareholders (see page 70)

As a result of the merger, Suez’ ordinary shares will be converted into ordinary shares of Gaz de France. Please see “Comparison of Rights of Shareholders of the Combined Company and Suez Shareholders” for a detailed comparison of the rights of Gaz de France’s shareholders with those of Suez’ shareholders.

EXCHANGE RATE INFORMATION

For your convenience, this prospectus contains translations of euro amounts into dollars at specified exchange rates. These translations have been made at the indicated noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. These translations are not representations that the euro amounts actually represent these dollar amounts or could be converted to dollars at the rates indicated or at any other rate.

The noon buying rate on June 10, 2008, the most recent practicable day prior to this prospectus, was $1.5473 per euro.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate expressed in U.S. dollars per euro. Such rates are provided solely for your convenience. They are not necessarily the rates used by Gaz de France or Suez in the preparation of their financial statements.

Dollar per euro exchange rate

	Period-end Rate(1)	Average Rate(2)	High	Low

Year Ended December 31,
2004	1.36	1.24	1.37	1.18
2005	1.18	1.24	1.37	1.16
2006	1.32	1.26	1.33	1.19
2007	1.46	1.37	1.49	1.29
Recent monthly data
January 2008	1.48	1.47	1.49	1.46
February 2008	1.52	1.48	1.52	1.45
March 2008	1.58	1.55	1.58	1.52
April 2008	1.56	1.58	1.60	1.56
May 2008	1.56	1.56	1.58	1.54

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average of the noon buying rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

COMPARATIVE MARKET PRICE INFORMATION

The following table sets forth:

•	The per share closing prices of:

•	The Gaz de France ordinary shares on Euronext Paris,

•	The Suez ordinary shares on Euronext Paris, and

•	The implied equivalent price per share for the Suez ordinary shares after taking into account the estimated effect of the 65% spin-off of Suez Environnement Company, calculated by multiplying the price per Gaz de France share by the merger exchange ratio of 21 Gaz de France shares for every 22 Suez ordinary shares (i.e., 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share), and

•	The implied equivalent price per American Depositary Share for the Suez ADSs after taking into account the estimated effect of the 65% spin-off of Suez Environnement Company which was translated into U.S. dollars for the purpose of this calculation, in each case on August 31, 2007, the last trading day before the public announcement of Gaz de France’s and Suez’ intention to enter into the revised merger agreement, and on June 10, 2008, the latest practicable date before the printing of this prospectus.

Amounts in euro have been translated into dollars at the noon buying rate of $1.3641 per €1 and $1.5473 per €1 on August 31, 2007 and June 10, 2008, respectively.

	Gaz de France		Suez ordinary		Implied Equivalent		Implied Equivalent
	ordinary shares		shares		per Suez Share		per Suez ADS
	($)	(€)	($)	(€)	($)	(€)	($)	(€)

August 31, 2007	50.20	36.80	56.94	41.74	47.92	35.13	48.26	35.38
June 10, 2008	68.67	44.38	74.27	48.00	65.55	42.36	65.43	42.29

We urge you to obtain current market quotations for the Gaz de France ordinary shares and the Suez ordinary shares and Suez ADSs before making a decision with respect to the merger.

SELECTED GAZ DE FRANCE HISTORICAL FINANCIAL DATA

Presented below are selected historical consolidated financial data of Gaz de France as of and for the years ended December 31, 2007, 2006, 2005 and 2004 which has been derived from our audited annual consolidated financial statements. Our annual consolidated financial statements as of and for the years ended December 31, 2007, 2006, 2005 and 2004 have been audited by Mazars & Guérard and Ernst & Young Audit, our statutory auditors. Their report for the years ended December 31, 2007, 2006 and 2005 appears elsewhere in this prospectus.

We have prepared our audited annual consolidated financial statements in accordance with IFRS.

You should read the following selected consolidated financial data together with our consolidated financial statements and the section entitled “Operating and Financial Review and Prospects of Gaz de France” included elsewhere in this prospectus.

	Year ended December 31,
	2007	2006	2005	2004
	(In millions of euros, except per share data)

Statement of Income Data Amounts
Revenues	27,427	27,642	22,872	18,206
Purchases and other external charges	(19,131)	(19,976)	(16,294)	(11,677)
Personnel expenses	(2,628)	(2,581)	(2,541)	(2,043)
Other operating income and expenses	(262)	(230)	(176)	(209)
Amortization, depreciation and provisions	(1,532)	(1,247)	(1,040)	(1,738)
Operating income	3,874	3,608	2,821	2,539
Net finance costs	(170)	(123)	(202)	(179)
Other financial income and expenses	(140)	(234)	(236)	(914)
Share of net income attributable to companies consolidated by the equity method	99	176	189	125
Income before taxes	3,663	3,427	2,572	1,571
Corporate income tax	(1,153)	(1,104)	(794)	(427)
Consolidated net income	2,510	2,323	1,778	1,144
Attributable to:
Equity holders of the parent	2,472	2,298	1,782	1,105
Minority interests	38	25	(4)	39
Earnings and diluted earnings per share in euros(1)	2.51	2.34	1.89	1.22
Dividend per share in euros(1)	1.26	1.10	0.68	0.46

(1)	Earnings per share and dividend per share have been retrospectively adjusted from the beginning of 2004 to reflect the 2 to 1 stock split that took place during the first half of 2005.

	At December 31,
	2007	2006	2005	2004
	(In millions of euros)

Balance Sheet Data Amounts
Goodwill	1,755	1,626	1,501	1,190
Concession intangible assets	5,612	5,704	5,677	5,562
Other intangible assets	883	564	473	131
Tangible assets	17,705	16,660	15,153	13,982
Investments in associates	814	718	693	385
Non-current financial assets	1,447	1,341	1,169	1,055
Non-current derivative instruments	73	17	—	—
Deferred tax assets	79	61	99	46
Other non-current assets	658	530	541	449
Non-current investments of financial affiliates	165	167	99	259
Total non-current assets	29,191	27,388	25,405	23,059
Inventories and work in process	1,790	1,935	1,452	907
Accounts receivable	8,816	8,286	8,259	6,215
Current derivative financial instruments	2,639	2,325	1,783	—
Short term securities	238	360	245	111
Cash and cash equivalents	2,973	2,196	1,897	773
Assets of financial affiliates	531	431	895	440
Total current assets	16,987	15,533	14,531	8,446
Assets held for sale	—	—	—	402
Total Assets	46,178	42,921	39,936	31,907

Total Shareholders’ equity — Group Share	17,953	16,197	14,484	10,940
Minority interests	548	466	298	211
Provision for employee benefits	1,118	1,142	1,090	1,067
Provisions	6,088	5,750	5,537	5,438
Deferred tax liabilities	2,634	2,620	2,771	2,711
Financial debt (including irredeemable securities)	4,590	4,567	3,947	4,334
Non-current derivative instruments	11	8	13	—
Liabilities of financial affiliates	126	93	19	274
Other non-current liabilities	161	143	140	137
Total non-current liabilities	14,728	14,323	13,517	13,961
Provisions	159	167	180	94
Social liabilities	546	556	536	377
Financial debt	1,355	1,461	1,165	971
Trade accounts payable and related payables	3,696	3,623	3,202	1,848
Income tax payables	529	208	154	115
Other tax liabilities	852	724	1,170	948
Other liabilities	2,705	2,615	2,344	1,853
Current derivative instruments	2,529	2,189	1,788	—
Liabilities of financial affiliates	578	392	1,098	550
Total short-term liabilities	12,949	11,935	11,637	6,756
Liabilities related to assets held for sale	—	—	—	39
Total Shareholders’ Equity and Liabilities	46,178	42,921	39,936	31,907

SELECTED SUEZ HISTORICAL FINANCIAL DATA

The selected consolidated financial data of Suez as of and for the years ended December 31, 2007, 2006 and 2005 have been derived from Suez’ annual consolidated financial statements included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2004 and 2003 have been derived from Suez’ annual consolidated financial statements that are not included in this prospectus but have been derived from Suez’ annual consolidated financial statements that are included in Suez’ annual reports on Form 20-F for 2004 and 2003. The annual consolidated financial statements for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were audited by Ernst & Young et Autres and Deloitte & Associés.

The annual consolidated financial statements for the years ended December 31, 2007, 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union. The 2003 annual consolidated financial statements were prepared in accordance with generally accepted accounting principles in France and contained certain financial information prepared in accordance with generally accepted accounting principles in the United States.

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
	€	€	€	€	€
	(in millions, except per share amounts)

Income statement data:

Amounts in accordance with IFRS
Revenues	47,475	44,289	41,489	38,058
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	5,175	4,497	3,902	3,737
Income from operating activities	5,408	5,368	4,522	3,540
Financial loss	(722)	(731)	(725)	(1,079)
Income tax expense	(528)	(815)	(585)	(926)
Share in net income of associates	458	373	566	277
Net income from discontinued operations	—	—	—	716
Net Income	4,616	4,194	3,777	2,528
Minority Interests	693	588	1,264	831
Net Income Group share	3,924	3,606	2,513	1,696
Earnings per share	3.09	2.86	2.39	1.70
Diluted earnings per share	3.04	2.83	2.36	1.69
Diluted earnings per share from continuing operations	3.04	2.83	2.36	0.98
Amounts in accordance with U.S. GAAP
Total revenue					35,644
Income (loss) from operating activities					765
Income (loss) from continuing operations (1)					(1,565)
Income (loss) from discontinued operations (1)					(712)
Cumulative effect of adopting SFAS 143					(26)
Net income (loss)					(2,303)
Basic per share information
Income (loss) from continuing operations (1)					(1.57)
Cumulative effect of adopting SFAS 143					(0.03)
Income (loss) from discontinued operations (1)					(0.72)
Net income (loss) per share					(2.32)

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
	€	€	€	€	€
	(in millions, except per share amounts)

Diluted per share information
Income (loss) from continuing operations (1)					(1.57)
Cumulative effect of adopting SFAS 143					(0.03)
Income (loss) from discontinued operations (1)					(0.72)
Net income (loss) per share					(2.32)

(1)	Suez sold Ondeo Nalco, Coditel and Codenet in 2003. The results of operations from January 1, 2003 to the respective date of disposal of Ondeo Nalco, Coditel and Codenet has been eliminated from the Suez’ ongoing operations, then the related results of operations for the current and prior periods (through 2001), including any related impairments, are reflected as discontinued operations in the U.S. GAAP Consolidated Income Statement.

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
	€	€	€	€	€
	(in millions, except per share amounts)

Balance sheet data:

Amounts in accordance with IFRS
Property, plant and equipment — net	22,597	21,003	20,212	19,367
Long-term borrowings	14,526	13,001	16,407	16,252
Short-term borrowings	7,130	6,679	9,080	4,002
Cash and cash equivalents	6,720	7,946	10,374	6,912
Shareholders’ equity (1)	22,193	19,504	16,256	7,774
Minority interests (1)	2,668	3,060	2,567	5,054
Total assets (1)	79,127	73,435	80,443	60,292
Amounts in accordance with U.S. GAAP
Long and short-term borrowings					24,998
Shareholders’ equity					14,520
Minority interests					3,915
Total assets					70,059
Other data:
Share capital	2,614.1	2,554.9	2,541.5	2,040.9	2,015.3
Number of shares	1,307,043,522	1,277,444,403	1,270,756,255	1,020,465,386	1,007,679,806
Dividends per share	1.36	1.20	1.00	0.80	0.71

(1)	The comparative information has been restated retrospectively upon adoption of the amendment to IAS 19, Employee Benefits, in 2006; see Note 1 to Suez’ Consolidated Financial Statements.

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”), is presented in millions of euros and reflects the combination of Gaz de France and Suez using the purchase method of accounting. The unaudited pro forma condensed combined balance sheet (the “Pro Forma Balance Sheet”) as of December 31, 2007 is presented as if the merger, between Gaz de France and Suez, had occurred on December 31, 2007. The unaudited pro forma condensed combined statement of income (the “Pro Forma Statement of Income”) for the financial year ended December 31, 2007 is presented as if the merger had occurred on January 1, 2007.

The summary Pro Forma Financial Information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the combined result of operations or financial position of the combined Group that might have been achieved if the merger had occurred as of January 1, 2007 and December 31, 2007, respectively. They are not necessarily indicative of the result of operations or financial position of the combined Group that may, or may not be expected to occur in the future. No account has been taken in this Pro Forma Financial Information of any synergies or efficiencies that may, or may not be expected to occur after the merger nor does it reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger (see “The Merger”). In addition, the financial effects of the divestitures required by the European Commission based on the suggestions of Suez and Gaz de France or in connection with the Pax Electrica II agreement (described in “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State”) cannot be determined for the purpose of this Pro Forma Financial Information as the combined Group expects, in priority, to simultaneously acquire other energy assets in order to strengthen its position in the European markets. These acquisitions are expected to offset most of the financial impact of the divestitures. A firm agreement has notably been concluded with ENI on May 29, 2008. Nevertheless, as the transaction is subject to the realization of certain conditions, the financial impact will only be determinable at that time. Furthermore, the gross effect of these divestitures would not be material, individually or in the aggregate, to the Pro Forma Financial Information. Those divestitures are therefore not reflected in the Pro Forma Financial Information.

The following Pro Forma Financial Information was derived from and should be read in conjunction with the respective audited consolidated financial statements of Suez and Gaz de France as of and for the year ended December 31, 2007 prepared in accordance with IFRS.

The merger has been accounted for as a reverse acquisition. In addition Suez Environnement Company remains fully consolidated following the 65% spin-off effected through the distribution to Suez’ shareholders.

For purpose of the Pro Forma Financial Information, the purchase price has been measured based on the number of shares outstanding and the closing price of the Suez shares to be exchanged on the date at which the merger agreement was approved by the board of directors of each group (i.e. June 4, 2008) — including the effects pursuant to the spin-off of 65% of Suez Environnement Company before the merger. The purchase price allocation to the Gaz de France’s identifiable assets and liabilities has been made based upon preliminary estimates of their respective fair values as of December 31, 2007 (i.e. the date at which the merger has been considered for the purpose of the Pro Forma Balance Sheet). The determination of the purchase price and its allocation will be finalized based upon the number of shares outstanding and the Suez’ closing share price at the effective date of the merger and additional valuations and studies that will be performed thereafter. Accordingly, the measurement of the purchase price and its allocation, and resulting pro forma adjustments have been made solely for the purpose of preparing the Pro Forma Financial Information. As a consequence, they are preliminary and subject to revision based on Suez’ closing share price at the effective date of the merger and the final determination of the fair values after the effective date of the merger. The other pro forma adjustments and reclassifications are also preliminary.

As of and for the
year ended
December 31,
(In millions of euros, except for the earnings per share information)	2007
(Unaudited)

Statement of Income Information
Amounts
Combined pro forma revenues	74,252
Combined pro forma income from operating activities	8,532
Combined pro forma net income attributable to the equity holders of the parent	5,566
Earnings per share — basic — based on pro forma net income attributable to the equity holders of the parent (in euro)	2.56
Earnings per share — fully diluted — based on pro forma net income attributable to the equity holders of the parent (in euro)	2.53
Balance Sheet Information
Amounts
Combined pro forma shareholders’ equity — attributable to the equity holders of the parent	61,365
Combined pro forma total assets	153,818

UNAUDITED COMPARATIVE PER SHARE DATA

The table below presents unaudited per share earnings, dividends declared and book value data of Gaz de France and Suez on a historical basis, on a pro forma combined basis for the combined Group after giving effect to the merger, and on a pro forma Suez equivalent basis.

It has been assumed for purposes of the Unaudited Pro Forma Combined information provided below, that the merger was completed on January 1, 2007 for statement of income purposes, and on December 31, 2007 for balance sheet purposes.

We have derived the Unaudited Pro Forma Combined information from the Pro Forma Financial Information included in the section “Unaudited Pro Forma Financial Information” appearing elsewhere in this prospectus. You should read the data presented below in conjunction with the audited consolidated financial statements of Gaz de France and Suez as of and for the years ended December 31, 2007 and 2006, and the Pro Forma Financial Information appearing elsewhere in this prospectus.

The Pro Forma Financial Information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined Group.

	Year ended	Year ended
	December 31, 2007	December 31, 2006
(in euros)

Gaz de France — Historical
Historical per Gaz de France share:
Basic earnings per share	2.51	2.34
Dividends declared per share	1.26	1.10
Book value per share at end of period(1)	18.28	16.46

Suez — Historical
Historical per Suez share
Basic earnings per share	3.09	2.86
Dividends declared per share	1.36	1.20
Book value per share at end of period(1)	17.39	15.32

Unaudited Pro Forma Combined
Unaudited pro forma per combined Group share
Basic earnings per share(2)	2.56	—
Dividends declared per share	1.36	—
Book value per share at end of period(1)	28.11	—

Unaudited Pro Forma Suez Equivalents(3)
Unaudited pro forma per Suez share
Basic earnings per share	2.44	—
Dividends declared per share	1.29	—
Book value per share at end of period(1)	26.83	—

(1)	The historical book value per share is computed by dividing total shareholders’ equity attributable to equity holders of the parent by the number of common shares outstanding as at December 31, 2007 or December 31, 2006, as applicable.

(2)	Pro forma combined Group earnings per share is computed by dividing pro forma net income attributable to equity holders of the parent by the pro forma weighted average number of shares outstanding over the period.

(3)	Suez equivalent pro forma per share amounts are calculated by multiplying the pro forma per share amounts by 0.9545 (rounded to the fourth decimal place), the number of Gaz de France ordinary shares that will be exchanged for each ordinary share of Suez in the merger (i.e. 22 shares of Suez common stock will be converted into 21 shares of Gaz de France common stock).

RISK FACTORS

Investors should consider carefully the following risks, together with the risks contained elsewhere in this document. The risks described below are not the only ones we face. Additional risk factors not currently known or which are currently deemed immaterial may also impair our operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Relating to the Merger

The integration of Gaz de France and Suez may be difficult and costly and may not result in the cost savings, increased profitability, benefits and synergies that we currently expect.

Achieving the benefits of the merger will depend in part on the timely and successful integration of Gaz de France’s and Suez’ operations. The merger will involve the integration of two large and complex businesses with widespread operations, which currently operate independently. The achievement of expected synergies and cost-savings from the merger will therefore require the successful integration of the businesses of Gaz de France and Suez.

Gaz de France’s and Suez’ goal in integrating their operations is to increase the value created by the combined business. In part, these benefits will result from cost savings, including savings arising from operational cost reductions and procurement savings. GDF SUEZ may encounter substantial difficulties in integrating its operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the merger, and could even incur substantial costs as a result of, among other things:

•	diversion of management’s attention away from operations as a result of the need to deal with integration issues;

•	loss of key employees;

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures of Gaz de France and Suez and the need to implement, integrate and harmonize various business-specific operating procedures and systems, including the financial, accounting and other information systems of Gaz de France and Suez; and

•	the need to comply with the undertakings given to the European Commission in order to secure its approval of the merger.

Actual cost savings and operational benefits, if any, may be lower than Gaz de France and Suez currently expect or may take a longer time to achieve.

The merger may not qualify as a reorganization for U.S. federal income tax purposes, in which case Suez U.S. shareholders and ADS holders may be required to recognize gain or loss based upon all the consideration received by them in connection with the merger (including the value of the Gaz de France shares or GDF SUEZ ADSs received as consideration).

We are unable to determine the U.S. federal income tax treatment of the merger because the determination depends on whether the merger will qualify as a “reorganization” within the meaning of the U.S. tax code, and Suez and Gaz de France have not undertaken to conduct their affairs in a manner that would ensure that the requirements necessary for the merger to qualify as a “reorganization” are met. No ruling has been or will be sought from the IRS as to the U.S. federal income tax treatment of the merger. If the merger qualifies as a reorganization for purposes of the U.S. tax code, a Suez U.S. shareholder or ADS holder generally will recognize gain to the extent of the fair market value of any Other Merger Consideration received by such shareholder or ADS holder (which generally will include such shareholder’s or ADS holder’s share of the Special Distribution if the Special Distribution is treated as additional merger consideration rather than as a distribution with respect to Suez shares or ADSs), but will not be entitled to recognize any loss. If the merger does not qualify as a reorganization for U.S. federal income tax purposes, the merger will be a fully taxable transaction. In that case, the Suez U.S. shareholders generally will recognize gain or loss based upon all the consideration received by them (including the value of the Gaz de France shares or GDF SUEZ ADSs). See “Material U.S. Federal Income Tax and French Tax Consequences — Exchange of Suez Shares or ADSs for Gaz de France Shares or GDF SUEZ ADSs.”

The value of Gaz de France shares may fluctuate.

On the effective date of the merger, 22 Suez shares will be converted into 21 Gaz de France shares or 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share. As the exchange ratio is fixed, the number of shares that Suez shareholders will receive in the merger will not change, even if the market price of Gaz de France ordinary shares decreases. There will be no adjustment to the exchange ratio in the event of fluctuations in the market price for shares of Suez or Gaz de France. These market fluctuations may adversely affect the market price of Gaz de France ordinary shares. The market price of Gaz de France ordinary shares upon and after completion of the merger could be lower than the market price on the date of the merger agreement or the current market price. The closing price for ordinary shares of Gaz de France on August 31, 2007, the last trading day before announcement of the revised merger terms, was €36.80 per ordinary share. The closing price for Gaz de France ordinary shares on June 10, 2008, the last practicable date before the printing of this prospectus, was €44.38 per ordinary share. The average market price of Gaz de France ordinary shares between the announcement of the merger on September 3, 2007 and the execution of the merger agreement on June 5, 2008 was €38.82 per share. We therefore recommend that Suez shareholders obtain recent market quotations of Gaz de France ordinary shares before they vote on the merger.

The merger is subject to the review of and receipt of consents and approvals from various government entities that may impose conditions that could have an adverse effect on Gaz de France or Suez.

In the context of the proposed merger, Suez and Gaz de France made certain filings with and notices to, and are awaiting the receipt of consents, orders and approvals from, various local, state, federal and foreign governmental entities. The terms and conditions of such consents, orders and approvals may require, among other things, the disposal of certain assets or operations of the combined company.

There can be no assurance that Gaz de France and Suez will obtain the necessary consents, orders and approvals required by applicable laws, or that any disposals required by relevant governmental agencies will not have a material adverse effect on the financial condition, business or results of operations of the combined company following the merger or significantly diminish the synergies and cost benefits expected to arise from the merger. For more information, see “The Merger — Certain Legal and Regulatory Matters.”

Certain regulatory and governmental authorities have imposed conditions that could reduce the expected benefits of the merger and may affect the price of the GDF SUEZ shares received in connection with the merger.

Gaz de France and Suez have, in order to secure the approval of the combination by the European Commission on November 14, 2006, agreed to make a number of concessions in respect of the operations of GDF SUEZ. These conditions are described in this prospectus under the heading “The Merger — Certain Legal and Regulatory Matters.”

In addition, Suez and Electrabel made certain specific agreements with respect to the Belgian Government following the merger announcement, which will be honored by GDF SUEZ following the merger. These agreements are described in “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State.”

While Suez and Gaz de France believe that compliance with these commitments will not have a material adverse effect on the operations of GDF SUEZ, the impact of such commitments on the combined company’s financial results or on the price of its shares is difficult to predict with certainty.

Certain antitrust agencies or energy regulators could take action restricting or prohibiting the operations of the combined company in jurisdictions where required clearances have not been received.

The failure of certain antitrust agencies or energy regulators to approve the proposed merger could lead to the termination of certain concession contracts awarded to Gaz de France or Suez in certain jurisdictions. Certain unforeseen conditions imposed by such agencies and regulators could require the combined company to sell certain assets, delay the integration of Gaz de France and/or Suez and prevent the achievement of expected synergies.

Any delays in completing the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to required regulatory clearances and approvals, the merger is subject to a number of other conditions which are beyond the control of Gaz de France and Suez. These conditions may prevent, delay or otherwise materially adversely affect the completion of the Merger. See “Summary of the Merger Agreement — Conditions Precedent.” Gaz de France and Suez cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required regulatory clearances and approvals could delay the completion of the merger or prevent it from occurring. Any delay in completing the merger could significantly reduce the synergies and benefits that Gaz de France and Suez expect to achieve if they complete the merger within the expected timeframe and successfully integrate their respective businesses.

GDF SUEZ may not be able to retain key managers or employees, or efficiently manage the larger and broader organization, which could negatively affect our operations and financial condition.

The success of the combined company will depend in part on the ability of GDF SUEZ to successfully manage the larger and broader organization resulting from the merger and to retain key employees of both companies, including the six members of the management committee that will lead the new group, namely Gérard Mestrallet, Jean-François Cirelli, Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain with the combined company. Furthermore, GDF SUEZ will face challenges inherent in efficiently managing an increased number of employees over large geographically diverse areas. Accordingly, no assurance can be given that GDF SUEZ will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could lead to a disruption in the combined company’s business and have a significant adverse impact on the combined company’s financial condition, benefits and results of operations.

The uncertainty connected with the merger could have an adverse impact on Gaz de France’s and Suez’ relationships with certain clients and strategic partners.

The merger could have an adverse impact on Suez’ and Gaz de France’s relationships with certain clients, strategic partners and employees, which could adversely affect their revenues, benefits and operating income, as well as the market price of their shares independently of the completion of the merger.

Ratings agencies may downgrade GDF SUEZ’ debt rating after the merger in comparison to the current rating of Gaz de France.

Following the merger, rating agencies could downgrade the combined company’s debt rating in comparison to the current rating of Gaz de France. Such a downgrade could substantially and adversely affect the ability of the combined company to finance its operations. For more information regarding the rating of Gaz de France, see “Operating and Financial Review and Prospects of Gaz de France — Liquidity and Capital Resources — Sources of Financing.” For more information regarding Suez’ ratings, see “Operating and Financial Review and Prospects of Suez — Liquidity and Capital Resources — Debt as of December 31, 2007.”

The merger may trigger contractual provisions under existing agreements that could adversely affect GDF SUEZ.

The merger and the related restructuring transactions may trigger change of control, exclusivity or non-compete provisions in agreements to which Suez, Gaz de France or their subsidiaries are a party, as well as legal or regulatory provisions granting authorizations, licenses or rights to Suez, Gaz de France and their subsidiaries. Such an event could have adverse effects, including the loss of significant contractual rights and benefits, the loss of rights granted by various authorities, the termination of joint venture agreements and other contracts or the need to renegotiate certain agreements, and in particular, credit agreements.

Suez and Gaz de France and the companies which form part of their groups have joint venture agreements, licensing and concession contracts and other agreements that contain change of control provisions which may be triggered by the completion of the merger. These clauses allow or require the termination of the agreement in the event of a change of control of one of the parties, the triggering of the call options or put options or, when such clauses are contained in credit agreements, the early repayment of amounts due under such agreements or the granting of guarantees. However, the beneficiary of such provisions may waive their application and Suez and Gaz de France have identified the contracts for which they will seek such waivers. In the absence of such a waiver, the triggering of a change of control provision could result in the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing and concession contracts, or the need to renegotiate credit agreements.

In addition, Suez, Gaz de France and their subsidiaries hold authorizations, licenses and rights which, as a result of the merger, will become void or could be terminated by the granting authority. Suez and Gaz de France have identified these authorizations, licenses and rights and have undertaken, or will undertake, the necessary measures in order to maintain or renew such arrangements. The refusal by the relevant granting authorities to maintain or renew such arrangements would result in the loss of material rights for the combined company.

Moreover, certain contracts to which Suez, Gaz de France or their subsidiaries are a party contain exclusivity or non-compete clauses. The merger and the resulting changes in the scope of the combined company’s business could adversely affect the combined company or its business operations.

The law allowing the privatization of Gaz de France has modified the conditions under which Gaz de France and Suez exercise their businesses.

The French law of December 7, 2006 relating to the energy sector, the new energy law, significantly modifies the conditions under which Gaz de France and Suez exercise their businesses. In effect, this law:

•	has transposed the European directives intended to ensure the complete liberalization of European energy markets as of July 1, 2007, which, in particular, permits consumers to freely select their gas and electricity providers;

•	redefines the conditions under which regulated rates apply to the provision of gas and electricity to consumers in France;

•	requires the separation of the natural gas distribution business in France;

•	requires that the share capital of the company managing the distribution network can only be held by Gaz de France, the French State or another entity owned by the French State;

•	institutes a regulated transition rate to adjust the market price for electricity in France, which will be financed by funding provided principally by the most significant electricity producers, including Suez; and

•	grants the French Energy Regulation Commission, known by the French acronym CRE, the authority to regulate the natural gas sector.

Gaz de France and Suez are not able to assess the aggregate effect of these changes on their businesses, their financial situation or their results at this time.

The French State will hold more than one-third of the share capital of the combined company, which will permit it to block certain decisions requiring the approval of two-thirds of the combined company’s shareholders.

Upon the consummation of the merger, the French State will hold approximately 35% of the share capital of GDF SUEZ. In addition, the French law permitting the privatization of Gaz de France, the new energy law, provides that the French State is required to hold more than one-third of the share capital of Gaz de France. The French State will therefore be the largest shareholder of GDF SUEZ. Pursuant to French law, a shareholder that holds more than one-third of the share capital of a company can effectively block any decisions requiring the approval of an extraordinary general shareholders’ meeting (including any decision to modify the company’s by-laws (statuts) as such decisions require the consent of two-thirds of the company’s shareholders. Moreover, initially, seven of the directors of the combined company after the merger will be representatives of the French State.

Pursuant to the new energy law, a golden share granted to the French State gives the French State the right to oppose certain decisions of Gaz de France.

Pursuant to French decree No. 2007-1790 of December 20, 2007, the French State possesses a golden share, which allows it to oppose, on a permanent basis, the decisions of Gaz de France and its French subsidiaries (or of any other company to which Gaz de France’s rights or obligations have been assigned) relating to, directly or indirectly, the sale of, granting of security interests in, transfer of operations or change in use of certain types of assets set forth in the decree. The French State may oppose such actions if it considers that they could jeopardize France’s essential interests in the energy sector related to the continuity and security of energy supply in France. Pursuant to the decree and its annex, such assets are: the French natural gas transport networks, assets related to the distribution of natural gas in France, the underground natural gas storage facilities located in France and LNG installations located in France. The French State can prohibit the sale, granting of security interests in, or changes in the use of such assets.

Recent press reports have mentioned the creation of a golden share in the share capital of GDF SUEZ for the benefit of the Belgian State. However, the creation of a such a share in GDF SUEZ for the benefit of a state other than the French State is not legally possible. However, following the proposed merger of Gaz de France and Suez, the Belgian State will retain the golden shares that it already holds in the share capital of certain of Suez’ Belgian subsidiaries (Fluxys, Synatom) and Distrigaz.

GDF SUEZ may decide to terminate its registration under the Exchange Act and cease to be an SEC reporting company when it is able to do so under applicable regulations.

Following the merger, GDF SUEZ may decide to terminate the registration of its ordinary shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers with relatively low average daily trading volumes in the United States. If GDF SUEZ is able to terminate such registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, GDF SUEZ’ filings with the SEC will be limited to English translations of the material information provided to the French market authority and Euronext Paris market of NYSE Euronext and U.S. shareholders will have access to less information about the combined company and its business, operations and financial performance. In addition, if GDF SUEZ terminates the registration of its shares under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002 relating to internal controls on financial reporting.

Risks Relating to the Business and Industry of Gaz de France

Gaz de France has commercial risks related to balancing the purchase from suppliers and sale to customers of natural gas and electricity.

The primary risk in the purchase and sale of natural gas and electricity lies in a failure to effectively manage the balancing of our purchasing of supplies with our sales, in terms of volumes, geographic location, price (level and indexing) or maturity (short, medium, and long-term). Any event that has an impact on energy purchases or sales, if such impacts are poorly anticipated, could disturb the balance of purchases/sales that we have chosen and could therefore adversely affect our expected results.

The deregulation of the European power and natural gas markets is increasing sales competition.

The full deregulation of the European power and natural gas markets allows existing energy companies to diversify in terms of their product and geographical markets, and allows new players to enter these markets. We base our strategy and expectations for gains and losses in market share on assumptions relating to the intensity of competition. Our ability to face unexpected competitive pressure, as well as our ability to enter new markets outside of France, constitute risks for our results.

In France, in particular, this risk is more acute as we have sold gas in France in partnership with Electricité de France, the French electricity utility known as EDF. A number of Gaz de France customers, particularly in the consumer market, do not clearly identify Gaz de France as a distinct company because our sales, invoicing, customer service and network operations have traditionally been conducted jointly with EDF. This confusion could result in a loss of customers and market share. We launched a number of marketing campaigns in 2007 to strengthen recognition of the Gaz de France brand among our clients.

The opening of the natural gas market will require organizational changes that could materially impact our operations and financial situation.

The deregulation of the European natural gas market is generating changes, both in the regulatory framework and in the relations between market players or marketing zones. We have expanded our operations in Europe and worldwide in areas where a significant portion of our operations are performed and results recorded. Our future financial performance is partially dependent on our ability to adapt to these changes.

The opening of the natural gas market has led to a reorganization of the distribution network of Gaz de France, which resulted in the establishment of a separate distribution affiliate, GrDF, on December 31, 2007, as required by the new energy law. GrDF received all of our assets, rights and obligations relating to distribution, and in particular, the concession contracts under which natural gas is supplied to municipalities. This affiliate provides joint distribution services with EDF in certain regions of France; the relationship between Gaz de France and EDF is subject to the agreement between Gaz de France and EDF concerning the distribution activity of EDF Gaz de France Distribution (see “Related Party Transactions”).

As a result of this reorganization, the information technology system requirements have evolved significantly in order to address new tasks. A short-term gap in addressing these new requirements could adversely affect the quality of service provided to our clients (and therefore our image) and generate significant costs.

In addition to information technology concerns, the reorganization has required new structures for natural gas access, transport and distribution within GrDF, which could give rise to significant costs.

Failure to meet customer demand for electricity could have significant consequences on our natural gas sales and on our market share.

We believe that many eligible customers seek to entrust their gas and electricity needs to a single supplier. Studies show that this trend is even more pronounced in the consumer segment, which has been open to competition in France since July 1, 2007. Thus, any difficulty in meeting our customers’ demands for electricity could adversely affect our natural gas sales and our market share.

The strategy of expansion through acquisitions exposes us to risks of dilution, asset impairments, and difficulties in integrating target companies.

Our strategy to grow significantly, in part through acquisitions, could require us to issue new shares (possibly diluting existing shareholders), to incur additional indebtedness, or to have write-downs of intangible assets. Acquisitions also present risks relating to the difficulties of integrating acquired businesses, the non-realization of expected benefits and synergies, the diversion of management of acquired companies and the potential departure of key employees. When we enter into joint ventures, we could find ourselves in conflicts of interest or strategy with our partners, some of whom might hold a majority of the joint venture entities. Risks relating to the evaluation of liabilities and expected revenues can arise following the completion of an acquisition.

Regulations or administrative proceedings could limit our expansion and adversely affect our business.

Our ability to pursue and carry out acquisitions is subject to regulatory and political constraints and uncertainties that are beyond our control. For example, due to reciprocity considerations, or to the ownership of the French State in the Group, other states could take measures to block (subject to certain conditions) companies like Gaz de France from bidding for gas distribution concessions, or limit or suspend the voting rights of the boards of directors of our affiliates based in such states.

The French Energy Regulation Commission and the European Commission may decide to take a more restrictive view of laws and regulations in our sector and has proposed new directives and regulations that would modify the current regulatory environment.

The French Energy Regulation Commission (known by the French acronym CRE) or the relevant European regulators could impose specific requirements on us if they believe that the pace of deregulation of the market is not satisfactory, in order to improve the position of competitors on the French market at our expense, or in markets in which we are present.

The applicable regulations, primarily governing the rules for distribution concessions, could be modified or challenged. Such a change could have a material negative impact on us.

Moreover, in 2006 the European Commission conducted two investigations in the European natural gas market, one mandated by the Competition Directorate and the other by the Energy Directorate. We are seeking to scrupulously implement measures guaranteeing the proper application of the texts in force, particularly those governing the legal separation of our transmission and distribution activities. Following this investigation, the European Commission decided to propose new regulations. On September 19, 2007, the European Commission released several regulatory and directive proposals regarding the internal energy market. Two of these proposed directives are aimed at modifying the current electric and natural gas directives for the European internal market.

These proposed directives provide, in particular, for the separation of the supply business from the production business of energy companies. This separation could be effected either through:

•	the separation of ownership (a single company could therefore no longer be the owner of the transport network and simultaneously be in the business of, or hold an interest in, production or energy supply, and vice versa), or

•	the creation of independent system operators (vertically integrated companies could remain the owner of the transport network on the condition that the asset management be performed by a company or an organization entirely independent from the owner).

The proposed directives have been submitted to the Member States at the European Council and Parliament for possible amendment and a subsequent vote. In order to be adopted, the proposed directives will need to receive a qualified majority of votes of the Council. The adoption of these directives would modify the operating framework of the infrastructure activities of the combined group.

During a June 6, 2008 meeting of the European Union energy Ministers’ council, it was decided that, in addition to the ownership unbundling of the networks and the creation of independent network operators, the Member States could choose a third option, consisting of further expanding the legal separation provided for in European directive no 2003/55, dated June 26, 2003.

On May 22, 2008, the European Commission announced that it was commencing a proceeding involving Gaz de France relating to a potential breach of the European Commission Treaty rules on abuse of a dominant position and restrictive business practices. As noted by the Commission in its announcement, the initiation of proceedings signifies only that the Commission will conduct an in-depth investigation, not that a breach has been established. According to the Commission, the investigation relates to conduct that might prevent or reduce competition on downstream supply markets for natural gas in France through, in particular, a combination of long-term reservation of transport capacity and a network of import agreements, as well as through underinvestment in import infrastructure capacity. The Commission alleges that such practices are engaged in by Gaz de France, its subsidiaries and the companies it controls. The European Commission has indicated that there is no set deadline for the completion of its inquiries. Gaz de France will provide the European Commission with its full cooperation in the investigation.

Following an investigation initiated by the European Commission in May 2006, in July 2007, the European Union opened a formal inquiry into Gaz de France and E.ON regarding suspected concerted practices on their respective national markets. On June 11, 2008, Gaz de France received a statement of objections from the European Commission alleging that Gaz de France has colluded with E.ON, resulting in the restriction of competition on their respective national markets regarding, in particular, deliveries of natural gas transported via the Megal pipeline. This letter represents a formal step in the procedure designed to inform Gaz de France and E.ON in writing of the precise objections raised against them and allows the companies to obtain access to the information in the Commission’s possession.

At the date hereof, Gaz de France is unable to make any pronouncement on the potential impact of these two European Commission proceedings. Gaz de France will continue to provide the European Commission with its full cooperation with respect to these proceedings in order to fully preserve its rights.

French and European laws and regulations, including regulated rates, are subject to changes that may affect Gaz de France.

Part of the sale of energy and services by Gaz de France is subject to regulated rates. French and European laws and regulations (particularly those of the French Energy Regulation Commission, known by its French acronym CRE) could affect the revenues, profits or return on investment of Gaz de France as a result of:

•	Limited passing on of supply costs in natural gas rates.

In France, under the 2005-2007 public service contract we agreed to offer customers covered by a regulated public distribution rate the benefits of our productivity efforts, by agreeing to a flat 1.4% reduction per year on average, in real terms, of the charges excluding supply costs.

For the 2005-2007 period, the principles for setting rates were defined by the order of June 16, 2005, of the Minister of Economy, Industry and Employment, specifying the principles for adjusting rates, and the conditions for compensating for the partial increase of November 2004. This ministerial order was applied at the time of the rate revisions of July 1, September 1, and November 1, 2005. Subsequently, the ministerial order of December 29, 2005 cancelled the rate revision as of January 1, 2006. On December 10, 2007, the Conseil d’Etat, the highest French administrative jurisdiction, overturned the ministerial order of December 29, 2005, on the basis that sales rates should not be lower than supply costs. The conditions relating to the implementation of rate changes under the public service agreement for 2008-2010 continue to be discussed between Gaz de France and French public authorities, including with respect to the coverage of any related non-supply costs.

Failure to comply with the principles stipulated during tariff revisions exposes us to the risk that the costs of our natural gas supplies will not be or will only be partially passed on if there is a change in the market price of petroleum products or a shift in the euro/dollar exchange rate.

Similar issues can arise in other countries where Gaz de France has investments, when local regulations permit clients (notably retail consumers) to benefit from regulated rates.

•	Certain consumer protection laws expose us to the risk of being unable to collect money owed to us or may require us to sell natural gas at a substantial discount.

Laws or regulations protecting certain consumers expose us to the risk that we will only be able to partially collect unpaid bills or that payment will be delayed and the risk that we will not be able to suspend the provision of services to customers with poor payment records.

The new energy law of December 7, 2006, instituted a special solidarity rate for natural gas for all suppliers. This rate is a public service obligation. Its conditions will be specified by the Conseil d’Etat through a decree, particularly for domestic customers residing in collectively heated buildings.

•	Limited passing on of costs in rates to access gas infrastructure.

The rates that Gaz de France charges for access to its LNG terminals and the rates charged by its infrastructure management subsidiaries for access to its natural gas transmission and distribution networks are set by the Ministers of the Economy and Energy upon the recommendation of the CRE. These tariffs are based principally on a payment rate applied to standard regulated assets.

The public authorities may decide to reduce the payment rate or modify the calculation of the regulated asset base, which could affect the profitability of these regulated activities.

The public authorities could also refuse to take into consideration certain operating expenses and investments of Gaz de France or its subsidiaries in calculating these tariffs. The rates for access to infrastructure will continue to be set by regulation in the deregulated natural gas market.

•	The new energy law has implemented a regulated transition rate to adjust the market price for electricity.

The French law of December 7, 2006 allows certain electricity consumers to benefit from a temporary regulated market adjustment rate by submitting a request before July 1, 2007. Any potential resulting losses for suppliers are to be compensated subject to certain conditions by a fund managed by the Caisse des dépôts. This new mechanism is likely to have an impact on our capacity as an electricity supplier and producer.

We have entered into long-term commitments for the purchase of natural gas under “take-or-pay” contracts that require us to pay for minimum volumes of gas even if they exceed our requirements.

The growth of natural gas in Europe is taking place in large part through long-term “take-or-pay” contracts. Under these contracts, the seller makes a long-term commitment to serve the buyer in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These minimum quantities may only partially vary in response to changes in weather conditions. These commitments contain protective (force majeure) and adjustment provisions.

In order to guarantee that we will have in future years the gas volumes necessary to supply our customers, we enter into a high proportion of these contracts (about 80% of our supply portfolio). If our sales were to drop, we could be forced to buy natural gas, which we could then only sell at a substantial discount.

Our strategy is based on the assumption that European consumption of natural gas and electricity will increase; the return on investments made in anticipation of such growth would be significantly reduced should this assumption turn out to be inaccurate.

Our strategy is based on the assumption that natural gas and electricity consumption in France and Europe will continue to grow. Our return on investments in production, infrastructure and marketing could be affected if this assumption is not accurate.

Energy choices depend on several factors, including:

•	variations in economic growth;

•	the relative attractiveness of natural gas compared to other existing energy sources;

•	the energy policies of each country and European Union requirements (regulation of demand, greenhouse gas emissions, the adoption or abandonment of nuclear energy, the development of renewable energy sources);

•	technological developments which create new uses for energy; and

•	the occurrence of accidents, which can adversely affect the public image.

Weather conditions have a significant impact on our results.

Major weather changes (particularly temperature changes) from one year to the next can result in substantial changes in the demand for energy, and natural gas in particular, with demand highest in colder years. Consequently, our results are significantly affected by changes in weather conditions. Our operating results also reflect the seasonal nature of the demand for gas, which is traditionally highest during the first quarter of the year, which includes the coldest months of the year, and lowest during the third quarter, which includes the warmest months of the year.

A significant portion of our supplies and production comes from regions that are politically, economically or socially unstable, where the likelihood of a disruption in our supply or production is relatively high.

An increasing proportion of our supplies originate or could originate from developing countries or countries which are in a state of transition, such as Russia, Algeria, Egypt, Libya, or Nigeria. We are also involved in exploration-

production projects and in the construction of liquefaction plants in these countries and we have natural gas transmission and distribution operations, notably in Mexico.

Our operations in these countries are vulnerable to economic and political risks. Economic and political risks involved include an international crisis or an embargo that might interrupt gas supplies, disruptions of our business due to political action or civil insurrection, corruption or fraud. Furthermore, we may not be able to enforce our rights before the courts of these countries in the event of disputes against governments or against other public entities.

We may not be able to obtain key authorizations or renewals.

We must obtain authorizations to conduct our business in several key areas: concessions, Seveso sites, etc. Failure to secure these authorizations (or their timely renewal) could prevent us from pursuing some of our current or planned activities. Furthermore, disputes over the terms or exercise of these authorizations may result in them being temporarily suspended or revoked.

The regulations applicable to the technical aspects of the implementation of a network could be changed, and could generate compliance costs. Such measures could have a material impact on the profitability of this activity and its industrial implementation.

A downgrade in our sustainable development rating could adversely affect investor and customer confidence and our market share.

Our reputation is based in part on our socially responsible corporate image. Difficulties arising in the implementation of our sustainable development policy could lead to, over time, a discrepancy between this policy and the expectations of stakeholders. This discrepancy could be sanctioned by a downgrading of our “Socially Responsible Investment” rating and alter our image, which could result in a lower level of investor and customer confidence and a loss of market share.

Changes in international, European and French environmental policies, particularly with respect to greenhouse gases and energy conservation, could impact our results (e.g., specific taxes on fossil fuels, reductions in unitary consumption, development of renewable energies to the detriment of fossil fuels). The profitability of power production assets depends on the regulations on CO2 emissions limits and effective allocations of these limits on existing or future production assets. The European Commission is currently considering new measures aiming to reduce greenhouse gas emissions and end-user energy consumption, each by 20%, on a European Union-wide basis by 2020 compared to 1990 levels, and increasing the proportion of renewable energies in final energy consumption to 20%. The Grenelle of the Environment (an October 2007 French environmental summit organized by the French government and held to define the key points of France’s policy on ecological and sustainable development issues for the coming five years) adopted these objectives and augmented its scope.

The Group’s progress in renewable energies and services linked to energy conservation may not sufficiently compensate for the negative impacts of these changes.

We are currently in talks with Total and Iranian gas authorities regarding our participation in the South Pars gas field project. Iran is subject to U.S. sanctions and our activities in Iran could lead to sanctions under relevant U.S. legislation.

On March 6, 2006, Gaz de France signed preliminary Heads of Agreements with Pars LNG, an affiliate of NIOC, Total and Petronas, providing for the purchase of 1.5 to 2.5 million metric tons of LNG per year for 25 years starting in 2010. Two other Heads of Agreements remain to be signed by Gaz de France with the above mentioned shareholders of Pars LNG: one providing an option for Gaz de France to invest in a gas production factory and the other in a liquid natural gas factory. The estimated value of the investment is approximately $400 million. Although there appears to be an agreement in principle, it is expected that it will take some time for the final terms of the transaction to be resolved, as NIOC and Petronas have not yet signed these Heads of Agreements. See “Business of Gaz de France — History of Gaz de France — Recent Developments — Signature of preliminary Heads of Agreements with Pars LNG.”

U.S. legislation and regulations currently impose direct and secondary sanctions on Iran. In particular, the United States adopted the Iran Sanctions Act (here referred to as “ISA”), which permits the President of the United States to impose sanctions against persons (including companies) investing in Iran’s petroleum industry or facilitating its acquisition of weapons of mass destruction, or WMD, with the objective of denying Iran the ability to finance acts of international terrorism or develop or acquire WMD. In September 2006, ISA was extended until December 2011. ISA authorizes sanctions against persons (“sanctioned persons”) found by the President to have knowingly made investments in Iran of $20 million or more in any twelve-month period that would enhance Iran’s ability to develop its petroleum resources. Other provisions of ISA, which are not relevant to our proposed activities in Iran, authorize sanctions against companies that provide items to Iran that would “contribute materially” to it developing weapons of mass destruction. The major sanctions foreseen under the legislation would permit the President of the United States to deny sanctioned persons U.S. Export-Import Bank financing, insurance or credits; U.S. goods and technology requiring U.S. export licenses; sales under U.S. government procurement contracts; loans or credits greater than $10 million in any 12-month period from U.S. financial institutions.

At the end of 1996, the Council of the European Union adopted Council Regulation No. 2271/96, which prohibits any company formed in a Member State of the European Union, such as Gaz de France, from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ISA. Gaz de France cannot predict interpretations of or the implementation policy of the U.S. government under ISA with respect to its current or future activities in Iran. It is possible that the United States may determine that these or other activities will constitute activity prohibited by ISA and will subject GDF SUEZ to sanctions.

The United States currently imposes economic sanctions, which are administered by the U.S. Department of the Treasury Department’s Office of Foreign Assets Control and which apply to U.S. persons, with the objective of denying certain countries, including Iran, the ability to support international terrorism and, additionally in the case of Iran, to pursue WMD and missile programs. We do not believe that these sanctions are applicable to any of our activities in Iran.

A disruption in our network or our ability to supply natural gas could adversely affect our results, our reputation and our ability to fulfill our contractual obligations.

The design and size of the networks and infrastructure take into consideration certain possible failures in the transmission of gas from the production zones to customers. However, the unavailability of a major part of our infrastructure, such as an LNG terminal or storage facilities, a continuing political crisis between producing and transit countries, the loss of control of the industrial tool or a bottleneck effect due to changes in the gas transmission scenarios, or natural disasters (earthquakes, volcanic activity, floods) could interrupt gas delivery over an extended area with losses of receipts and with the corresponding indemnification obligations, as well as a change in our image and/or a breach of our public service obligations.

In addition to the risks relating to supply, the entire gas technical chain (LNG terminals, transmission, and storage) must be adjusted to adapt reservations of infrastructure capacity to the volumes of the purchase and sale agreements. If infrastructure is not sufficient or there is a shortage of the necessary transport capacity, we might not be able to take delivery of the gas we purchase or to honor our transport contracts.

European supply difficulties could increase competition in the natural gas market.

Europe will be increasingly dependent on natural gas from non-European countries because of the progressive decline in its domestic production and the projected growth in its needs. We are not projecting in the short and medium terms any major decline in Europe’s natural gas supply. However, any supply difficulty potentially related to the policies of the producing countries, or to technical or financial constraints on existing or future infrastructures, could hinder the competitiveness of our natural gas purchases or strain our European supplies (new contracts or renewals of old contracts).

As is the case for sales, competition for the purchase of natural gas could be more intense than anticipated (dynamic performance of the American or Far Eastern markets, multiple players in Europe, etc.); we are working to diversify our supplies, both in terms of regions and transport methods (gas pipeline, LNG tankers). In addition, long-term natural gas contracts are subject to regular price renegotiations, and the results of renegotiations are sometimes unforeseeable.

In order to meet customer demand, we use natural gas supplies from our production facilities, long-term contracts, and spot markets for the short term. In these markets, prices can be very volatile which makes it difficult to balance our buying and selling. Thus we have a significant number of transactions in the energy product markets and by-products related to the price of energy products, particularly through our trading subsidiary Gaselys. In electricity, we are supplied by our own power production plants, the wholesale market and pursuant to bilateral agreements with suppliers. Price volatility may be intensified by climate events, changes in production and the expectations of different players.

Although we carefully monitor these risks, the market transactions that we conduct expose us to risks related to changes in the value of our positions.

We are dependent on a limited number of suppliers for most of our supply of natural gas.

During the 2007 financial year, Gaz de France purchased approximately 15.5% of its natural gas from Gazprom, approximately 14.3% of its natural gas from Statoil, approximately 17.2% of its natural gas from Sonatrach and approximately 12.3% of its natural gas from GasTerra (formerly Gasunie). In order to secure a steady supply of gas, we have entered into long-term contracts with our principal suppliers. However, if supplies from any of these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our margins could be adversely affected.

Isolated acts in violation of our corporate values and ethical guidelines may have a significant adverse effect on the Group’s business.

The risk of employees violating our values and ethical guidelines cannot be excluded. This may result in fraud, vandalism, corruption, or failure to respect commercial ethics, such as the “Code of Good Conduct” which defines the rules for impartiality with respect to natural gas purchasing and the need to respect commercially sensitive information (CSI), which must be managed in compliance with legal requirements. The rules and procedures relating to public procurement contracts are subject to similar risks.

A breach of our policies relating to the loss or disclosure of confidential information may adversely affect our operations and/or reputation.

Rules protecting our sensitive information and intangible assets have been established within our company. However, due to the lack of protective resources, insufficient protection of sensitive information against theft, vandalism, corruption, industrial espionage or piracy, a risk of loss of sensitive information or intangible assets remains a possibility. The consequences of such an occurrence could be aggravated if we were unable to restore data after a theft, accident or incident.

The loss or theft of confidential information could result in the loss of competitive advantages, financial losses, fraud, and civil and/or criminal sanctions, damage to our image in the event of publication or distribution of certain information, or a loss of opportunities for certain acquisitions.

The separation of our IT systems from those of EDF could adversely affect our operations.

Gaz de France and EDF have pooled their IT resources for a long time. We are now separating and modernizing them for the most part due to the deregulation of the markets on July 1, 2007. We could have information systems that are not adapted or reliable because of the current separation process.

We operate our IT systems under very rigorous procedures. However, this risk could also come from technical malfunctions or software for which we have acquired the operating licenses and which we therefore have no control over. Any failure or malfunctioning of our IT systems could have a material adverse effect on our business.

Labor disputes could have an impact on our business.

As we have adapted to our new environment, we have expanded our labor dialogue, particularly in collective bargaining, and our human resources policy. However, we cannot rule out labor unrest within our workforce, primarily in the form of strikes, which could disrupt our activities. We are not insured against losses resulting from interruptions of our business due to labor disputes.

Our business is subject to extensive environmental, health and safety regulation.

Our business is subject to industrial and environmental risks related to the nature of the products that we handle, which can be inflammable and explosive. We are subject to extensive environmental, public health and safety legislation, which we have incorporated into our internal instructions and good professional practices. These regulations may evolve and become more restrictive. In France, we spend significant amounts of money each year on complying with these regulations and updating our facilities based on experience. In this context, major programs to modernize our industrial plants are being implemented, including in France, for example, the renovation of underground storage facilities, the inspection/rehabilitation of the transmission network, the elimination of gray iron networks, information campaigns with public works companies in order to prevent damages caused to the structures by third parties.

In France and in the other countries in which we operate, we have numerous sites on which manufactured gas plants were formerly located. We may be liable for certain on-going remediation costs despite the substantial clean-up efforts we have implemented.

We also operate facilities that are classified as environmental hazards (ICPE), some of which are known as “Seveso” sites, must be equipped with specific safety management tools. Seveso sites, including LNG terminals, underground storage sites and GPL Stations in Corsica, are subject to decree 2005-1130 relating to Technological Risk Prevention Plans (TRPPs). These TRPPs must be implemented by mid-2008 and their financing must be assured by three-party agreements between the French State, local authorities and the operator under terms not defined by the text of the regulations.

Our business could also be affected by European directives and French laws imposing limits on the emission of greenhouse gases. Should applicable environmental, health and safety legislation be further tightened, the requisite investment and compliance costs could increase in the future.

In the event of a serious accident, we could also be compelled to temporarily shut down some of our sites in order to proceed with mandatory investment and compliance work, which could impede on our overall business. We could be forced to pay substantial civil damages or fines and could be forced to shut down certain sites should we fail to comply with the applicable rules and regulations.

Finally, increasingly in Europe stringent rules are being imposed on us with respect to environmental risks, the protection of the health of others, including the health of those exposed to the Legionella bacteria and the health of employees working with chemicals and toxic products. These rules provide for indemnification for the victims. These problems may also exist in other countries in which we have investments.

Industrial accidents could interrupt our business or cause significant financial losses or liabilities.

We operate our industrial activities pursuant to regulations which establish the safety rules to be implemented for the use of our infrastructures. Vigilance in the design, construction and use of our facilities cannot prevent all industrial accidents, which could interrupt our business or lead to significant financial losses or liabilities.

There are risks inherent in the operation of vast gas transmission, distribution and storage networks, exploration and production facilities, LNG tankers, regasification facilities, power production plants, cogeneration facilities and energy services, such as operating accidents, design defects or outside events which we do not control (actions by third parties, landslides, earthquakes, etc.). These incidents might cause injury, loss of life or significant damage to property or to the environment as well as interruptions in our business and operating losses. Our combined insurance policies may be insufficient to cover all of our potential liability, loss of business or increased costs. This is particularly true of our Liquefied Natural Gas shipping business. Poor gas quality (presence of condensates —

water, oil, and dust — or pressure greater than the “Maximum Service Pressure”) may lead to an incident and, therefore, cause damage to property and cause injuries.

Growth of our exploration-production businesses exposes us to new risks.

The exploration-production activities, which we operate independently or together with another operator recognized in the oil and gas sector, involve significant investments. Such activities are thus conducted within a consortium to reduce each partner’s individual risks.

These activities, which require substantial investments, expose us to the following risks:

•	a risk that the exploration activities will not result in the discovery of reserves;

•	uncertainties in the appraisal of reserves or production levels, which could impact our results. This appraisal is based on assumptions such as the quality of the geological, technical and economic information, the contractual and tax conditions in the countries in which the exploration-production operations are conducted, and the production capacity of the fields; a revision of those assumptions could result in a downward re-evaluation of the reserves, along with depreciations;

•	a risk of delays in drilling, particularly because of difficult weather conditions;

•	a dependence on third-party partners (particularly when we are not the operator of the exploration or production site);

•	regulatory risks inherent in exploration-production activities (specific obligations for drilling and development, protection of the environment, exceptional cases of nationalization, expropriation, cancellation of contract rights and changes in the regulations governing dismantling or cleanup of the sites);

•	a risk inherent in the conduct of operations in countries in which the oil sector may be affected by corruption and fraud; and

•	a tax risk, particularly changes in royalties or custom duties on oil and gas production.

Changes in the prices of petroleum products and exchange rate fluctuations between the U.S. dollar and the euro can have a significant impact on our operating results.

Fluctuations in market prices of petroleum products and exchange rates between the U.S. dollar and the euro can have a significant impact on our results of operations, particularly in the Exploration-Production and Purchase and Sale of Energy segments. The Exploration-Production business is structurally vulnerable to changes in oil prices and fluctuations of the exchange rate of the euro versus the U.S. dollar, as the vast majority of our sales of liquid hydrocarbons and natural gas are denominated in U.S. dollars or are indexed to the prices of petroleum products. We also purchase most of the gas that we sell under take-or-pay contracts that have price indexation clauses based on the market price (in dollars) of petroleum products. The price of petroleum products and the exchange rate of the euro against the dollar depend on factors beyond our control. Such fluctuations could have a negative impact on our financial results, making them more volatile. Gaz de France seeks to reduce its exposure to these risks through adequate financial hedging and by adapting its sales prices to reflect supply costs.

Our commercial and trading activities expose us to the risk that our counterparties may default.

We enter into buying and selling transactions for significant amounts with many counterparties, clients and suppliers, particularly contracts relating to the purchase and sale of natural gas and electricity through Gaselys, our trading affiliate. Although we monitor these risks, particularly through our credit committee, we continue to be exposed to the risk that our counterparties might default.

Workplace accidents and occupational illnesses may give rise to significant liability for the Group.

In the performance of their duties and pursuant to very strict safety rules, some employees may use products that are toxic to the health (such as certain carcinogenic, mutagenic products or products toxic for reproduction) or be accidentally infected by a micro-organism (Legionnaires’ disease). In the past, certain activities could have caused employees to be exposed to asbestos particles. We have established measures to seek to prevent these risks by controlling the use of the products in question and imposing protective procedures.

Because of an evolution in legal standards and precedents establishing greater protection of victims, these workplace accidents or occupational diseases are generally recognized by the competent French courts as events giving rise to liability for the employer and characterized as an “inexcusable fault” of the employer. This has resulted in more frequent and more substantial indemnification awards for victims in French civil courts and/or the risk of criminal charges for the employer. Deficiencies in preventing and reducing accidents in the workplace may result in damages for the victims because of the physical injury suffered (disease, injury, death), our criminal conviction, a lack of employee motivation, damage to our image as a result of media coverage and financial losses. In addition, the damages paid to victims if we were found liable based on an inexcusable fault, plus the related court costs, could give rise to significant financial losses, particularly for asbestos-related legal claims.

Our corporate governance may be impacted by modifications in the Group’s structure.

Our structure is changing due to acquisitions, investments in subsidiaries and the spin-off of activities that were previously integrated within the Group (e.g., transport and distribution in France). The growth in our scope and the diversification of our activities over the whole of the energy domain (from production to energy services, natural gas to electricity, traditional energy to renewable energies) have required the implementation of tailored internal control procedures, particularly in light of our new organization established July 2007. As a result, governance risks may arise, thereby calling into question the contribution of these changes to anticipated results, the Group’s liability, or may impact the Group’s image.

Risks Relating to the Business and Industry of Suez

Industrial risks and risks related to the economic, financial, commercial, legal and contractual environment

Failure to comply with laws and government regulations or to react to changes in laws and regulations could negatively affect Suez’ business and financial condition.

A great many aspects of Suez’ businesses, particularly the production, transmission and distribution of electricity, the transport and distribution of natural gas and liquefied natural gas (LNG), water management, the operation and maintenance of nuclear plants, waste collection and treatment, are subject to stringent regulations at the European, national and local levels (competition, licenses, permits, authorizations, etc.). Regulatory changes may affect the prices, margins, investments, operations, systems and, therefore, the strategy and profitability of Suez. Recent examples of such regulatory changes can be found in “Business of Suez — Business Activities and the Regulatory Environment — Suez Energy Europe,” for the energy business (including the liberalization and deregulation of the gas and power sectors in Europe, including a risk of a freeze or cap on rates), and in “Business of Suez — Business Activities and the Regulatory Environment — Environment — Regulatory Environment” for the environmental business (including European regulations on environmental responsibility, transboundary waste exchange, etc.). Despite the monitoring systems that have been set up, it is impossible to predict all regulatory changes.

Suez’ businesses are also subject to a large number of laws and regulations concerning respect for the environment, health protection, and safety standards. Those texts govern air quality, waste water, the quality of drinking water, the treatment of hazardous and household waste, the management of nuclear facilities and LNG terminals, and soil contamination. A change in regulations and more stringent regulations could generate additional costs or investments for Suez, which Suez cannot guarantee that it will be able to cover with sufficient revenues. Following such changed or stricter regulations, Suez may have to cease an activity, without any assurance that it will be able to offset the cost generated by ending the activity. Moreover, continued performance of its businesses assumes that it will obtain or renew various permits and licenses from the regulatory authorities, which implies an often long, unpredictable procedure. It is possible that such permits or licenses will not be obtained or will be obtained late, despite the payment of substantial sums. Finally, the regulations imply investments and operating expenditures not only by Suez, but also by its customers, particularly the local government concessionaires, primarily because of compliance obligations. Failure by a customer to meet its obligations can injure the operator, harming its reputation and its capacity for growth.

The competent regulatory agencies have broad prerogatives and powers in the area of energy and environmental services, which cover issues related to ethics, money laundering, respect for personal privacy, data protection, and the fight against corruption. In addition, it is difficult to predict the effective date or the form of new regulations or enforcement measures. A change in the current energy and environmental protection regulations could have a significant impact on the businesses of Suez, and on its products and services and the value of its assets. If Suez does not succeed, or appears not to succeed, in satisfactorily complying with such changes or enforcement measures, its reputation could be affected, and Suez could be exposed to additional legal risks. This could result in an increase in the amount and number of claims and applications for indemnification filed against Suez and expose Suez to compulsory enforcement measures, fines and penalties. Despite Suez’ efforts to comply with the applicable regulations, there are still a large number of risks, resulting primarily from the lack of precision in certain regulations, or the fact that the regulatory agencies may modify their instructions for implementation and that courts may reverse themselves. The regulatory agencies and legal bodies have the power to initiate administrative or legal proceedings against Suez which could, in particular, result in the suspension or revocation of one or more permits or licenses held by Suez, or in injunctions to cease or desist from certain activities or services, or fines, civil penalties, criminal convictions or disciplinary sanctions, which would materially and negatively impact the businesses and financial position of Suez.

For further information on regulations relating to business lines, see “Business of Suez — Business Activities and the Regulatory Environment.”

Even effective internal controls over financial reporting have limitations and due to the inherent limitations of such systems, Suez cannot be assured that all operational and financial reporting risks are controlled.

Suez is a global multinational with business segments that are geographically dispersed and, in some situations, decentralized. Despite the significant investment and effort Suez has made in terms of internal controls over financial reporting and despite the fact that it has met all applicable French internal control requirements, no system of internal controls will prevent or detect all possible operational risks or misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, corruption and fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

Suez’ energy trading activity, including fuel procurement and power marketing, exposes it to risks associated with the fluctuation of energy prices, the participation in evolving markets, exposures to its counterparties and other factors that may have a negative effect on its results of operations and financial condition.

Suez trades natural gas, electricity, crude oil and other petroleum products as well as emission rights on the spot market and other competitive markets. Suez also enters into derivative contracts and a variety of other instruments to purchase and sell natural gas, electricity, petroleum products and coal as part of its energy trading operations or for its own use. With respect to such transactions, Suez’ revenues and results of operations are likely to depend, in large part, upon the prevailing market prices for power in its regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, its energy trading activities, including fuel procurement and power marketing, expose it to risks of commodity price movements. Suez attempts to manage its exposure through enforcement of established risk limits and other risk management activities. However, these may not always be followed or may not work as planned and cannot always eliminate risks associated with energy trading. As a result, Suez cannot predict the impact its energy trading and risk management decisions may have on its business, results of operations or financial condition.

Authorities with jurisdiction over wholesale power rates in the United States, Europe and elsewhere, as well as independent system operators overseeing some of these markets, may impose price limitations, bidding rules and other mechanisms which may adversely impact or otherwise limit trading margins and lead to diminished opportunities for gain.

Suez is also exposed to the risk that counterparties to its energy trading contracts owing it money or energy will breach their obligations. In such cases, Suez may be forced to enter into alternative hedging arrangements or honor underlying commitments at the then-current market prices, which may exceed its contractual prices and adversely affect its results of operations and/or result in losses. Although Suez attempts to estimate probability of default by a counterpart, it cannot predict its actual exposure to this risk.

Certain of its businesses and its financial condition may be negatively affected by economic slowdowns or raw material price increases.

Certain of Suez’ businesses, particularly the services to industrial customers, are sensitive to economic cycles. Any slowdown in the economy, particularly in the developed countries, creates a negative impact on industrial investments and, therefore, negatively influences the demand for the installation services and engineering offered by the service entities of Suez. This fluctuating demand results in substantial variations in the activity levels of these businesses which, despite their efforts to control variable costs, cannot systematically offset the impact of the decline in their revenues in certain periods.

In Western Europe, these businesses providing services to industrial customers may be temporarily sensitive to the offshoring of operations to low-wage countries. Likewise, in the energy-intensive sectors, major customers which are heavy power users (metallurgy, chemicals) may move their production to regions where energy costs are lower than in Western Europe. Conversely, economic development in these other countries represents an opportunity for strong growth.

Similarly, changes in raw materials prices, particularly for petroleum products, which are subject to abrupt increases, may have a significant impact on the costs of production supplies for some of Suez’ activities. Although most contracts contain cost indexing clauses, it is possible that the indexing formula is imperfect or that there is a lag factor so that the coverage would not be complete. The profitability of these operations could, therefore, be affected, most often temporarily.

Suez operates in increasingly competitive and evolving markets, which has increased pressure on its market share and may have a negative effect on its results of operations and financial condition.

Most of Suez’ businesses are subject to strong competitive pressure from major international operators and from “niche” players in certain markets.

In the energy sectors, the deregulation of the electricity and gas markets, both in Europe and the United States, has opened the door to new competitors, introduced volatility in market prices and called into question long-term contracts. It may also open up to competition concessions held by certain operators. In recent years, Suez has seen a trend toward the concentration of the major energy players in Europe. The increase in the competitive pressures is also perceptible in Suez’ operations in Latin America and Asia. This could have a significant negative effect on selling prices, margins and the market share of Suez’ businesses.

In the Environmental sectors (Water and Waste Services), Suez’ activities are also subject to strong competitive pressures from both local and international operators, resulting in pressure on selling prices to industrial and municipal customers, as well as a risk of non-renewal of major contracts as they expire. Suez is currently observing a trend towards the consolidation of the market players in Waste Services in Europe, particularly in the United Kingdom, Germany, and the Benelux countries. Added to this are new forms of competition that have appeared recently: aggressive funds investment strategy, involvement of certain public sector operators, attempts at the remunicipalization of services by local administrations, etc.

Currency exchange rate fluctuations may negatively affect Suez’ results of operations.

Suez holds significant assets and liabilities, earn income and pay expenses of its subsidiaries in US dollars and a variety of foreign currencies. Its Consolidated Financial Statements are presented in euros. Therefore, when Suez prepares its Consolidated Financial Statements, it must translate its assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. Significant currency fluctuations, in particular in the United States, Brazil and Thailand, may have an adverse effect on Suez’ results of operations and financial condition. For example, increases and decreases in the value of the euro will affect the value of these items in its Consolidated Financial Statement even if their value has not changed in their original currency. Similarly, many of the commodities and other goods that Suez purchases as part of its operations are indexed in currencies other than the euro, particularly in US dollars. As a result, decreases in the value of the euro against these other currencies, particularly the US dollar, can effectively increase the price Suez has to pay for these commodities, even if their prices in the index currency does not change, which could have a negative effect on its results of operations and financial condition.

Suez is subject to legal risks which may have a negative effect on its results of operations and financial condition.

Suez faces legal risks in the conduct of all its businesses in all of the markets in which it does business around the world. Among these risks are risks related to partnerships into which Suez companies have entered and risks related to contracts signed with customers and suppliers. Suez is also party to significant disputes and arbitrations, as more fully described in “Business of Suez — D. Significant Changes” and Note 30 to the consolidated financial statements of Suez for the financial years ended December 31, 2007, 2006 and 2005 appearing elsewhere in this prospectus. These legal risks could result in liabilities that could have a negative effect on its financial condition.

Failure by significant customers and suppliers to meet their contractual obligations could have a negative effect on Suez’ results of operations and financial condition.

Whether in the energy or the environmental sector, Suez’ subsidiaries have signed contracts, particularly with public authorities, the performance of which may depend on a few, or even just one, customer.

This is the case, for example, for the water management agreements and certain power production and electricity sales activities with medium and long-term power purchase agreements, as well as household waste incinerator management.

The refusal or the inability of a customer to meet its contractual commitments, particularly in the area of rate adjustments, may compromise the economic balance of the contracts and the profitability of any investments made by the operator. If the co-contracting parties fail to meet their obligations, despite contractual provisions for this purpose, full indemnification cannot always be obtained, which could impact Suez’ revenues and results. Suez has encountered such situations in the past, particularly in Argentina.

In the same way, Suez’ companies may depend, in managing water treatment plans, thermal power plants or waste treatment units, on a limited number of suppliers for their supplies of water, household waste, various fuels and equipment. For example, the market for turbines and foundry parts for electrical power plants is, by nature, oligopolistic and will be particularly tight in the coming years.

Any interruption in supplies, any supply delay or any failure to comply with the technical performance warranty for a piece of equipment, even those caused by the contract default of a supplier, could impact the profitability of a project, particularly in the area of electricity production, with the arrival of new high-yield gas turbines, despite the protective contractual measures set up.

Suez is subject to risks on retirement commitments.

Suez has commitments on pensions and other post-employment benefits for its employees. Where these commitments arise from defined benefit plans, provisions are made in the accounts and their financing is partially covered through pension funds and insurance companies.

The risks related to the management of those plans pertain to both the amounts of the commitments and the growth rate of their asset coverage.

The amounts of the commitments are calculated on the basis of estimates made using certain assumptions, including inflation, wage increases, mortality, employee turnover, retirement age, and benefits provided by legal plans.

These assumptions could, in the future, have to be adjusted, which could increase Suez’ current commitments for pensions and, therefore, mean an increase in the amount of the corresponding provisions and, in certain cases, the payment of additional contributions. Specifically, changes in national laws may result in the emergence of new mandatory adjustments, for example in terms of discrimination among subsidiaries. This could have an unfavorable impact on Suez’ balance sheet and financial earnings.

In addition, the valuation of the commitments is based on a discount rate related to market interest rates, a decline in which could cause a substantial increase in the discounted value of the commitments which would not necessarily be offset by an equivalent increase in the asset coverage.

Risk associated with human resources.

Suez operates its various businesses through a broad range of experts from among its staff of technicians and managers. Demographic aging in Europe affects Suez in general and several of its technical businesses in particular, particularly the nuclear business. To avoid the loss of key skills, Suez must anticipate labor scarcity in certain areas.

Suez is subject to a risk of occupational illnesses and related liability.

Suez may be exposed to cases of occupational illnesses, which could result in court actions against Suez and result in the payment of damages.

The principal exposures to this risk concern:

•	activities involving work on facilities located in the hot zone of nuclear plants due to the risk of ionizing radiation;

•	activities involving work on pipes or technical facilities which are insulated against heat or cold, or located in insulated areas of buildings which present an asbestos related risk; and

•	activities involving work on refrigeration, air conditioning or hot water network installations with the risk of Legionnaire’s disease.

Suez’ business and results of operations may be negatively affected by the decision of its local and municipal partners to terminate or modify partnership agreements.

Suez develops its operations in partnership with local public municipalities or with private local operators.

These partnerships constitute one of the means for Suez to share the economic and financial risk inherent in certain major projects, by limiting its capital employed, and ensuring that it adapts better to the specific context of the local markets. In addition, such partnerships may be required by the local regulatory environment.

However, a change in the project, the local political and economic context, or even in the economic position of a partner, may lead to the end of that partnership, particularly through the exercise of put or call options among the partners, a request to dissolve a joint venture by one of the partners, or the exercise of a right of first refusal.

Such situations may also lead Suez to decide to increase its financial commitments to certain projects or, in the case of conflicts with a partner or partners, to seek solutions in the competent courts or arbitration bodies. Such events may have a material adverse effect on its business, results of operations or financial condition.

Revenues from markets outside North America and Europe represent a significant portion of Suez’ total revenues and its capital employed and present certain country specific risks.

Although Suez’ activities are primarily concentrated in Europe and North America, which together represented 88.7% of consolidated revenues and 85.7% of capital employed in 2007, Suez is also active in global markets, notably in emerging countries such as Brazil and China.

Suez’ activities in these countries carry a number of potential risks that are higher than those in developed countries, particularly volatility in the GDP, economic and governmental instability, regulatory changes or flawed application of regulations, nationalization or expropriation of privately held assets, recovery difficulties, social upheaval, significant fluctuations in interest and exchange rates, taxes or related withholding levied by governments and local authorities, currency control measures, and other disadvantageous actions or restrictions imposed by governments, any of which could have a negative effect on its business and results of operations.

Suez’ financial condition may be negatively affected by changes in interest rates.

The principal exposures to interest rates for Suez are the result of financing in euros and US dollars, which represented 82% of net debt as of December 31, 2007.

As of December 31, 2007, about 51% of Suez’ gross debt was under a variable rate and 49% was under a fixed rate, after taking into account derivative instruments used to hedge underlying exposures to change in interest rates. Suez may have exposure to interest-rate variations in the future as any rise in interest rates increases the cost of its variable-rate debt.

Suez is subject to financial risks which could have a material adverse effect on its financial condition.

Suez holds a number of stakes in publicly traded companies. The market value of these holdings can fluctuate due to a variety of factors, including stock market trends, change in the valuation of the sectors in which these companies operate and the economic and financial condition of each individual company, among others. A decline in the value of the companies in which Suez owns a stake could have a negative effect on its results of operations and financial condition.

Suez’ business and results of operations may be negatively affected by operational disruptions or interruptions.

The operations of its power plants, gas networks, LNG terminals, incinerators and water systems are subject to hazards and unforeseen interruptions, including natural disasters, adverse weather, accidents or other events beyond its control. A severe occurrence might result in injury and extensive property or environmental damage as well as in unplanned business interruption. Although Suez intends to maintain the customary insurance coverage to protect its assets and related liabilities from such risks, it can offer no assurance that those coverages will be sufficient for any casualty loss it may incur to present a negative effect on its business and results of operations.

Suez is dependent on natural gas and hydro energy for electricity generation.

Suez owns and operates electricity generation plants using various fuels including coal, gas, fuel, and nuclear and hydraulic power. The operation of those plants is dependent on the availability of such commodities at any time while their profitability is dependent on the prices paid for their purchase. As a consequence, its business and financial condition might be negatively affected by (i) the rise of fuel prices such as gas and other oil-related products for thermal generation if the related sales contract is not fully transferring the price risk to the client or by (ii) the absence or deficit of rainfall impacting the reservoir levels necessary for optimal hydro energy generation.

Fluctuations in the demand for Suez’ products and services may negatively affect its sales revenues and its financial condition

In all countries where Suez operates, sales volumes and prices of its products and services may be impacted by a number of factors outside its control, including but not limited to:

•	the level of consumer demand;

•	weather conditions;

•	governmental regulations; or

•	overall economic conditions.

Fluctuations in those parameters could impact the demand for Suez’ products and services and may negatively affect its sales revenues and its financial condition.

The issue of special warrants (BSAs) to Suez’ shareholders could have anti-takeover effects or negatively affect the likelihood of success of any unsolicited tender offer for its shares that does not have the approval of its Board of Directors.

At Suez’ Annual General Meeting of Shareholders held on May 4, 2007, a resolution was passed, authorizing the Board of Directors to issue special warrants called bons de souscription d’actions, or BSAs, to all its shareholders. Its Board of Directors was given the authority, in the case of an unsolicited tender offer by a third party and under the circumstances described below, to issue BSAs without consideration to all of its shareholders and under terms and conditions which would allow the latter to subscribe new Suez shares at preferential conditions. The Board of Directors was delegated the authority to fix the number, exercise price and conditions and other terms of the BSAs, provided however that the maximum nominal amount of the share capital increase that could result from any such issue of BSAs may not exceed 2.7 billion euros and the number of BSAs to be issued could not exceed the number of shares composing the share capital at the time of the issue.

This category of BSAs is new in France, as they were introduced by new legislation in March 2006. There is no practical experience with their use.

Suez’ Board of Directors would be entitled to issue the BSAs during an unsolicited tender offer period, without further shareholder action, in the event (i) the bidder or any co-bidders acting in concert with it within the meaning of the French Code de Commerce (were any of them by itself the subject of a tender offer) was entitled to frustrate a bid without having to get specific shareholder approval during the offer period, or (ii) the entities described in (i) above are controlled respectively, within the meaning of the French Code de Commerce, by entities, at least one of which would be entitled to frustrate a bid without implementing measures described in (i) above.

The exercise of the BSAs, if issued, may cause a significant dilution to any bidder that attempts to make a tender offer for the Company without advance approval of its Board of Directors. As a result, the issue of BSAs by Suez’ Board of Directors and the subsequent exercise of the BSAs could jeopardize the success of a tender offer for its Shares. The BSAs would lapse if the unsolicited tender offer or any competing offer fails or is withdrawn.

Environmental risks

Exposure to specific environmental regulations and environmental risks generally may negatively affect Suez’ financial condition.

Facilities that Suez owns or manages for local industrial and municipal third parties pose risks to the natural environment, including the air, water and soil, as well as risks to the health of consumers, employees and subcontractors. These health and environmental risks are subject to strict and precise national and international regulations and regular audits by government authorities. Evolving regulations covering environmental responsibility make it difficult to assess risks related to Suez’ past activities, particularly in the case of closed landfills. In addition, it is difficult to quantify and assess whether any responsibility would include liability for damage to wildlife habitats or plant species because in any given case, whether or not such damage occurs could be the subject of debate even within the scientific community. Even where past activities complied with regulations in force when they were in operation, the conditions created by such past activities may nonetheless be a source of pollution to the natural environment in the future, and may be subject to retroactive regulation. Non-compliance with laws and regulations can result in contractual financial penalties or fines. Eight of Suez’ sites in the European Union are Seveso “High Tier” sites, whose activities include chlorine solvent incineration, hazardous industrial waste treatment and underground natural gas storage.

In the course of its business, Suez handles or generates dangerous products or by-products, such as fissile materials, fuels, and certain chemical byproducts of water treatment. Some of its waste facilities have industrial and medical waste treatment operations that may be potentially toxic.

The gaseous emissions of concern are greenhouse gases, gases precursors of acid rain, toxic gases and dust. In the Water business, the primary potential air pollutants are chlorine and gaseous by-products resulting from accidental releases of water treatment by-products. In addition, waste treatment and sewage treatment operations can create odor problems.

Potential impacts of activities on water in the natural environment include leachates from poorly controlled landfills, the release of heavy metals into the environment, and aqueous discharges from the smoke treatment systems of incineration facilities. These various emissions can pollute groundwater and waterways. Sewage treatment plants discharge treated water into the natural environment. It is possible that this water may not meet discharge standards in terms of its organic, nitrogen and phosphorus content. Also, some of the facilities Suez manages are not equipped to treat rainwater.

Soil pollution issues include the storage of hazardous products and liquids, leaks during processes that use hazardous liquids, and storage and spreading of treated sludge.

Failure to observe standards may result in contractual financial penalties or fines that would have a negative effect on Suez’ financial condition.

Suez’ activities are likely to be covered by stricter national and international standards relating to climate change and related costs may negatively affect Suez’ results of operations and financial condition.

Particularly in electrical power generation and waste treatment and waste recycling, Suez is engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocols. In particular, on January 1, 2005, the EU Emissions Trading Scheme, or EU ETS, came into effect, setting carbon dioxide emission reduction targets for 2005 to 2007. The EU ETS directive covers about one hundred and thirty of Suez’ facilities.

In Europe, Suez may experience increased costs with respect to its efforts to comply with these new carbon dioxide regulations. If Suez’ activities produce more carbon dioxide than the national allocation plans allow, Suez may have to enter the market to purchase emissions allowances to allow it to continue such activities. It is not clear at this stage how expensive it will be to purchase such allowances. In particular, with such a young market, price volatility experienced so far is extremely high.

Suez also faces the risk of regulatory uncertainty surrounding its obligations with respect to climate control. For example, the EU ETS directive has not yet been fully implemented in every country of the European Union, and may be implemented differently in each country. Also, the permitted carbon dioxide levels for the 2008-2012 period have not yet been established, and Suez expects them to be stricter than the levels established for 2005 to 2007. The scope of the EU ETS directive itself may be revised and Suez might be negatively affected if more of its activities had to be captured by the revised regulations. In the longer term the national allocations under the EU ETS directive are planned to be reviewed every five years beginning in 2008. This exposes Suez to a risk of stricter regulations each time there is a review which could increase its costs and cause a negative effect on its results of operations and financial condition.

Outside of the European Union Suez faces even greater difficulties in assessing its regulatory risk with respect to climate control, in the United States because each state has its own regulations, and internationally where the future is even more unclear.

Suez may incur liability from its ownership and operation of nuclear facilities.

Suez owns and operates nuclear power facilities in Belgium for the production of electric power. Risks of liability arise from the ownership and operation of nuclear facilities, including mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials. Although experience exists at the international level about decommissioning of nuclear facilities at the end of their useful lives, uncertainties remain with respect to the technological and financial aspects depending on their institutional framework which can still evolve in the future.

Besides the abandonment of nuclear activities in Belgium, other political decisions or difficulties encountered in obtaining new permits (for example for biomass in the Netherlands and for the offshore wind farm in Belgium) may have a negative effect on Suez’ activities and on the improvement of its environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear energy to produce electricity adopted in January 2003 are actually implemented, Suez’ revenues could decrease in proportion to the length of the discounted technical life of the facilities from the date of the first effective closing (2015).

THE MERGER

Background of the Merger

The senior management and boards of directors of Gaz de France and Suez have regularly reviewed their respective companies’ results of operations and competitive positions in the industries in which they operate, as well as their strategic directions, in order to maintain their leading roles in the European energy sector. In connection with these reviews, each of Gaz de France and Suez from time to time has evaluated potential transactions that would further its strategic objectives.

From 2004 on, Suez held preliminary discussions with its advisors regarding possible strategic alternatives with a number of companies in its industry, including Gaz de France. Morgan Stanley advised Suez on such matters from 2004-2006, and BNP Paribas has been advising since 2004. Apart from a potential combination with Gaz de France, none of the ideas generated from these preliminary discussions led to contacts with any other potential partners.

Beginning in early 2004, Gaz de France also began to consider a number of strategic options with its advisors, including the possibility of conducting an initial public offering or entering into a business combination with one or more existing companies. In March 2004, Gaz de France consulted Merrill Lynch and Mr. Philippe Villin to advise it on its strategic options, including the possibility of a business combination with Suez.

In September 2004, Gaz de France contacted Suez to propose a meeting to discuss and explore, on a preliminary basis, various strategic possibilities. That meeting was held in Paris on September 22, 2004 between Mr. Jean-Marie Dauger (Chief Operating Officer) of Gaz de France and Mr. Gérard Lamarche (Senior Executive Vice-President, Finance) and Mr. Patrick Buffet (Senior Executive Vice-President in charge of Business Strategy and Development) of Suez.

On October 14, 2004, Mr. Jean-François Cirelli, the Chairman and Chief Executive Officer of Gaz de France, and Mr. Gérard Mestrallet, the Chairman and Chief Executive Officer of Suez, met in Paris to discuss in broad terms the evolution of the European market and to review the major options of the two companies.

In November 2004, the board of directors of Suez reviewed the strategic options of the company and concluded that while Suez’ gas activities offered attractive growth perspectives on a stand-alone basis, the strategy of the group in the gas business could be significantly enhanced through a business combination, in the near future, with an important European gas company and that Gaz de France was a potential partner, among several others identified.

On November 16, 2004, Mr. Cirelli delivered a report to the French Minister of Industry, Mr. Nicolas Sarkozy, which set out a number of strategic options for Gaz de France, including the possibility of an initial public offering and a merger (which was eventually abandoned due to anti-trust concerns) with Eléctricité de France (EDF), the French electrical utility. Copies of this report were provided to each member of the board of directors of Gaz de France and discussed at the November 10, 2004 board meeting.

On November 24, 2004, a meeting was held in Paris between Mr. Emmanuel Hedde (Vice-President of Acquisitions and Investments), Mr. Stéphane Brimont (Senior Vice-President of Strategy) and Mr. Dauger of Gaz de France and Mr. Lamarche and Mr. Buffet of Suez, to continue the high level strategic discussions of September and October 2004.

This meeting was followed by a technical meeting of each party’s advisors on December 14, 2004 at which the parties discussed the possibility of combining the energy businesses of the two groups based on a structure under which the companies would exchange interests in their operating subsidiaries while keeping the two parent companies separate, among other opportunities. Gaz de France was represented at this meeting by banking and legal advisors from Merrill Lynch and Cleary Gottlieb Steen & Hamilton LLP, respectively. Suez was represented by its advisors from BNP Paribas, Morgan Stanley and Linklaters.

Gaz de France’s focus shifted away from the idea of a business combination with Suez in December 2004, when Gaz de France and the French State, its sole shareholder at the time, determined that Gaz de France should pursue an initial public offering in France. At the January 26, 2005 meeting of the board of directors, Gaz de France’s management made a detailed presentation on the option of an initial public offering. This option was pursued in earnest until the initial public offering was completed in July 2005, resulting in approximately 20% of the share capital of Gaz de France being publicly traded.

On February 1, 2005 at a private residence in Paris, a meeting was held between Mr. Dauger representing Gaz de France, and Mr. Lamarche and Mr. Buffet of Suez at which the parties discussed Gaz de France’s decision to pursue an initial public offering rather than a business combination with Suez.

On April 14, 2005, Mr. Mestrallet and Mr. Cirelli met over dinner at the restaurant Laurent in Paris and discussed general topics such as European market liberalization.

The possibility of some form of business partnership between Gaz de France and Suez re-emerged on October 17, 2005, when Mr. Mestrallet and Mr. Cirelli discussed over the phone in detail the joint development of a gas power plant in Fos sur Mer in southern France and other potential short-term and specific areas of cooperation.

This initial discussion was followed by a confidential meeting on November 9, 2005 between senior executives of Gaz de France and Suez at a private residence in Paris. Gaz de France was represented by Mr. Dauger, Mr. Hedde and Mr. Brimont, while Suez was represented by Mr. Lamarche and Mr. Buffet. At this very preliminary stage, the parties expressed a general interest in studying a combination of the groups, possible synergies and anticipated procedural, legal and regulatory hurdles to such a business combination. The parties decided in the first instance not to exchange confidential information and to prepare their respective analyses of each other’s business on the basis of publicly available information.

On November 21, 2005, Mr. Mestrallet and Mr. Cirelli further discussed possible business combinations over the phone including various structures of a potential transaction.

In December 2005, Mr. Mestrallet and Mr. Cirelli met at the offices of Suez in Paris to pursue their discussions. As a result of these meetings, it was agreed that a small working group of four executives from each company would be set up to discuss various means of combining the businesses of Gaz de France and Suez at a series of highly confidential meetings. This working group, which the parties referred to as the “G8”, was composed of Mr. Cirelli, Mr. Dauger, Mr. Hedde and Mr. Brimont for Gaz de France and Mr. Mestrallet, Mr. Hansen, Mr. Lamarche, and Mr. Buffet for Suez.

In December 2005, Suez asked Linklaters to perform a general analysis of the potential legal issues raised by the proposed transaction and, together with BNP Paribas, Suez began to review the benefits and drawbacks of various merger scenarios. In December 2005, Gaz de France engaged PriceWaterhouseCoopers to prepare a report on the accounting issues raised by a possible merger. Both parties paid particular attention to the probable competition law issues that might be raised by the transaction. With regards to this issue, Gaz de France engaged the law firm Freshfields Bruckhaus Deringer to prepare a competition law analysis in January 2006. One of the chief challenges raised in the discussions related to the complications posed to any structure by the existing French legislation which required the French State to retain more than 70% ownership of Gaz de France. Thus, a combination of the group was impossible without an amendment of French legislation.

Before Christmas 2005, Mr. Mestrallet contacted Mr. Breton, the French Finances Minister, about a rumor of an interest in Suez by Enel in which Veolia would be directly or indirectly associated.

All eight members of the G8 working group met without their advisors for advanced discussions on the broad outlines of a business combination on December 10, 2005, January 21, 2006 and February 4, 2006. In addition, six members of the working group, known as the “G6”, met without their respective chief executives on January 9, 2006, January 16, 2006 and February 1, 2006. These meetings were held at various locations in Paris. The G8 and G6 discussions quickly focused on a full merger of equals as opposed to the dual-headed structure discussed in 2004, and also considered various tax, accounting, legal, commercial, regulatory and operational constraints and opportunities.

The meetings of the working group were supplemented by private meetings between senior executives of each of Gaz de France and Suez. Mr. Cirelli and Mr. Mestrallet had a private lunch at the restaurant Chez Natacha in Paris on January 10, 2006 to discuss, among other matters, the progress of the working groups’ meetings. The two chief executives followed this meeting with phone calls on January 30 and February 3, 2006 where they discussed the potential timetable, deal-breakers, anti-trust issues, synergies, industrial projects, strategic vision, and required changes in French law.

Similarly, Mr. Hedde and Mr. Lamarche, accompanied by Mr. Olivier Jacquier (Vice President, Mergers & Acquisitions at Suez) and Mr. Marouan Niazy (Senior Counsel, Corporate at Suez), met in Paris on December 23, 2005 and again on January 31, 2006 to address specific issues raised by the working groups’ discussions, and in particular the financial and legal aspects of the proposed merger. They also held conference calls on January 6 and 25, 2006 and on February 6, 2006. As these discussions progressed, Suez retained, in addition to Linklaters, Bredin Prat as legal advisor and JPMorgan as financial advisor in mid-January 2006.

On January 26, 2006, it was announced that Suez, through Electrabel France, and Gaz de France had formed an industrial partnership to develop, in coordination with one another, two combined-cycle gas turbine projects in the Fos sur Mer region of southern France.

In order to keep the French State, Gaz de France’s largest shareholder, apprised of the negotiations with Suez, Mr. Cirelli met with Mr. Breton at the minister’s offices on February 2, 2006 and presented the outlines of a proposed merger with Suez to Mr. François Loos, the French Minister of Industry, at the minister’s offices on February 7, 2006.

On February 15, 2006, Mr. Mestrallet met with Mr. Breton at the minister’s offices (Bercy) to discuss the benefits of a possible combination of Suez with Gaz de France.

On February 15, 2006, the management of Gaz de France made a presentation to the board of directors of Gaz de France on the company’s strategic options in light of the developments in the energy sector in Europe. This presentation highlighted a possible business combination with Suez and noted that such a combination could give rise to an integrated leader in the European energy market. In particular, the presentation noted that Suez’ strength in electricity and its geographic scope would complement Gaz de France’s business.

On February 16, 2006, Mr. Dauger and Mr. Buffet met at a private residence to further discuss the strategy of the group in the case of a possible business collaboration.

The negotiations relating to the possible combination of Gaz de France and Suez accelerated following a public announcement by senior executives of Enel SpA on February 21, 2006 that Enel was interested in acquiring Electrabel, Suez’ Belgian unit. At the time, senior executives of Enel refused to deny rumors of a possible public bid by Enel and Veolia for Suez.

On February 21, 2006, French Prime Minister Dominique de Villepin and Mr. Breton contacted their counterparts in Italy to express that they would see an Enel offer for Suez as hostile.

On February 23, 2006, a large working group of representatives of Suez and Gaz de France met at Merrill Lynch’s offices in Paris to negotiate a number of terms relating to the business combination. The working group included all members of the confidential negotiating team known as the G6 and each of Gaz de France and Suez’ advisors. Gaz de France was represented by Merrill Lynch, Lazard Frères and Darrois Villey Maillot & Brochier, while Suez was represented by BNP Paribas, JPMorgan, Linklaters and Bredin Prat. On February 23, 2006, an agreement in principle was reached on the merger structure that was ultimately retained, and on the exchange ratio of one ordinary share of Gaz de France for each ordinary share of Suez, with the shareholders of Suez to receive an extraordinary dividend in the amount of one euro per share prior to the merger (for a total of €1.25 billion).

On February 24, 2006, the proposed arrangement was presented to the French Finances Minister. Following this meeting, the working group reconvened at the Finances Minister’s offices at Bercy, together with representatives of the French State’s investment agency, known as the APE (Agence de Participation de l’Etat), to consider an alternative cross-holdings structure that would permit the French government to maintain a 70% stake in Gaz de France in accordance with the existing legislation. This structure was ultimately rejected by the parties as unworkable. Lazard Frères and Société Générale were also engaged as financial advisors by Gaz de France on this date.

On the evening of February 24, 2006, the board of directors of Suez met to consider the proposed transaction, as well as other potential structures.

On February 25, 2006, Mr. Breton, Mr. Cirelli and Mr. Mestrallet met with Mr. de Villepin at Matignon, the Prime Minister’s offices in Paris, to discuss the ongoing negotiations. Later that day, Mr. de Villepin called a press conference to announce the merger of Gaz de France and Suez and to indicate his support for an amendment to the legislation which would permit the French State’s interest in Gaz de France to be reduced to below 70%. Following the press conference, several members of the working group reconvened at the French Finance Ministry at Bercy and continued to work on reaching agreement on a number of issues relating to the merger, including the exchange ratio.

On the evening of February 25, 2006, the board of directors of Suez reconvened and unanimously approved the principles of the transaction following a presentation on the financial benefits of such a combination by Mr. Mestrallet and Mr. Lamarche and representatives from JPMorgan and BNP Paribas. On February 25, 2006, Suez announced the board’s unanimous approval of the project and the mandate it had given to Mr. Mestrallet to continue discussions with Gaz de France with the goal of putting the proposed merger into place. The board of directors of Gaz de France also met on the evening of February 25, 2006 and approved the transaction in principle.

On February 26, 2006, during a meeting with Mr. Breton at the Ministry of Industry, Suez and Gaz de France reached an agreement on the exchange ratio and the payment of a special dividend to Suez’ shareholders immediately prior to the merger. The board of directors of Gaz de France was reconvened on the evening of February 26, 2006 to consider the exchange ratio agreed to by the parties. Lazard Frères and Merrill Lynch assisted the management of Gaz de France in making a presentation to Gaz de France’s board of directors, after which the board approved the exchange ratio negotiated by the parties.

On February 27, 2006, Suez and Gaz de France issued a joint press release announcing the transaction, the exchange ratio of one ordinary share of Gaz de France for each ordinary share of Suez, the amount for the special dividend to be paid to Suez shareholders, which was to be one euro per share, and a preliminary estimate of the yearly synergies to result from the transaction.

Suez retained Davis Polk & Wardwell and Gaz de France retained Debevoise & Plimpton LLP as U.S. counsel in March and April 2006, respectively. In addition, the Suez board of directors decided at a meeting on March 8, 2006, to engage its own financial advisors to consider the fairness of the terms of the transaction and hired HSBC France S.A. on April 19, 2006. Likewise, the Gaz de France board of directors decided to engage Goldman Sachs International on February 25, 2006, which engagement was confirmed pursuant to an engagement letter between Gaz de France and Goldman Sachs International dated November 6, 2006.

During this time, Suez and Gaz de France held exploratory discussions with Enel regarding industrial and operational cooperation which could be carried out after the merger of Suez and Gaz de France. There were no discussions about any transactions which would have been alternatives to the merger of Suez and Gaz de France. These discussions did not produce any concrete proposals and were terminated.

During the month of June 2006, Italian Prime Minister Romano Prodi continued to express that France should be open to an approach by Enel to purchase Suez and that if President Jacques Chirac would not be open to such an approach, it amounted to “economic patriotism” on the part of France. Despite these statements by Mr. Prodi, no offer was received by Suez at any time from Enel.

On March 27, 2006, Suez sent a letter to Mr. Charlie McCreevy of the European Commission calling on the Commission to scrutinize the Italian State’s level of influence in Enel more closely. In particular, Suez noted the Italian State’s vocal criticism of the French State’s support of the merger. Suez also noted there were rumors of an Enel offer but that such an offer had never been made.

In Mr. McCreevy’s response to Suez, he stated that he would monitor the situation in Italy and review the merger when he received the requisite information from the French State.

On March 29, 2006, the parties issued a joint press release related to the advancement of the merger project. They announced the formation of the joint steering committee to be led by Mr. Cirelli and Mr. Mestrallet, and the initiation of contact with the European Commission competition authority. The parties further confirmed the progress of the merger and announced an upward revision to the expected synergies on May 4, 2006. Again on June 15, 2006, Mr. Cirelli and Mr. Mestrallet announced the commitment of the two groups to the merger project and made clear that neither company had a “Plan B” in lieu of the Gaz de France — Suez merger. By that time, there were no longer any alternatives being considered. With respect to Enel, there was no offer or proposal that would qualify as a “Plan B” despite the possibilities that had been previously considered as described above.

On April 27, 2006, the parties entered into a limited confidentiality agreement which permitted the sharing of certain information in accordance with the strict requirements of European competition law.

On June 12, 2006, Gaz de France and Suez entered into a confidentiality agreement in order to allow each company and its advisors to conduct confirmatory due diligence on the other company over the course of the summer. Over the months of July, August and September, the advisors to Suez and Gaz de France performed confirmatory documentary due diligence at the offices of the two companies, and management of the two companies, who had signed confidentiality agreements, also participated in various confirmatory and operational due diligence sessions.

On June 19, 2006, after the French parliament announced that it would not consider the legislation necessary to permit the privatization of Gaz de France until September 2006, Mr. Cirelli and Mr. Mestrallet announced that they would use this additional time to explain the benefits of the merger to the French parliament.

On August 19, 2006, the European Commission communicated to Gaz de France and Suez the four markets where it believed the merger between the two companies could raise competition issues; those areas were the natural gas and electricity markets in Belgium, and the natural gas and heating network markets in France.

On September 6, 2006, the board of directors of Suez met and received a presentation on the Suez stand-alone financial projections which had been prepared by the management of Suez for the purpose of exchange with Gaz de France.

On September 20, 2006, Suez and Gaz de France provided the European Commission with their proposals designed to remedy the objections identified by the European Commission regarding the proposed merger.

On September 27, 2006, the lower house of the French National Assembly passed the law with respect to the privatization of Gaz de France which would allow the merger with Suez to go forward. The law was forwarded to the French Senate.

On October 6, 2006, Suez announced that it had entered into certain engagements with respect to itself and its subsidiary Electrabel in an agreement signed with the Belgian government concerning the Belgian power generation market.

At the time of Suez’ bid to take over Electrabel in 2005, Suez entered into an agreement with the Belgian government regarding the Belgian gas market known as Pax Electrica. In light of the proposed merger between Suez and Gaz de France, the Belgian government, while expressing a favorable opinion on the project, proposed additional measures be added to the original Pax Electrica agreement. Accordingly, Suez and Electrabel entered into a revised agreement with the Belgian government known as Pax Electrica II and undertook various actions pursuant to this revised agreement. Those actions included, among others, the conclusion of an agreement between Suez, Electrabel and SPE, Belgium’s number two power player after Electrabel. The agreement featured various understandings, including increasing SPE’s share in power output. Suez and Electrabel also pledged not to increase power prices to Belgian residential customers, subject to certain conditions. The aspects of these undertakings and a complete summary of the terms of the Pax Electrica II agreement are fully described under “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State.”

On October 12, 2006, the board of directors of Gaz de France discussed the progress of the planned merger with Suez, focusing particularly on aspects related to the European Commission competition authority. It was noted that the remedial measures needed with respect to the provision of gas in Belgium were likely to be more wide-ranging than those which were proposed at the outset. The board of directors considered the discussions which had taken place with the Commission and confirmed the mandate given to Mr. Cirelli to finalize the negotiations.

On October 13, 2006, the parties presented to the European Commission’s competition authority their undertakings with respect to the combined company, which included a proposal to dispose of the new group’s interest in SPE and Distrigas, and to increase investment in the LNG terminal in Zeebrugge, Belgium.

On October 17, 2006, after rumors appeared in the French financial press that Mr. François Pinault was considering a bid for Suez in connection with Enel, Suez requested that the AMF conduct an investigation to determine if such rumors were founded. The AMF indicated they were monitoring Suez’ stock closely, but they declined to open a formal investigation.

On October 18, 2006, the Suez board of directors held a special meeting at which it received presentations on the progress of the negotiations with Gaz de France, the merger, the legislative process with respect to the privatization law and the remedies proposed to the European Commission. In addition, the board discussed the agreements with the Belgian State, social aspects of the planned merger, the status of the negotiations of the corporate governance of the new company, discussions with the Commission des Participations et des Transferts and the overall transaction calendar.

The contents of the merger agreement, and the Protocole d’Accord, a document containing the final corporate governance outline for the future combined company, were negotiated throughout September, October, November and December 2006 by the management of Suez and Gaz de France, and the legal advisors for each party exchanged numerous drafts of the merger agreement and Protocole d’Accord.

During the weekend of October 20 to 22, 2006, a number of open issues relating to the final corporate governance structure and the roles of senior executives in the combined company were negotiated in a series of confidential meetings between Mr. Mestrallet and Mr. Cirelli in Paris. On October 23, 2006 following these meetings, Gaz de France and Suez issued a joint press release announcing that Mr. Mestrallet and Mr. Cirelli had reached an agreement on the final structure of the new group.

On October 5, 20, and 27, 2006, Mr. Mestrallet and Mr. Cirelli had various meetings at Suez offices and other locations in Paris to finalize and fine tune the future organization. On October 27, 2006, Mr. Mestrallet and Mr. Cirelli invited Mr. Hedde and Mr. Lamarche to their meeting.

A meeting of the G10, which included members of the G8 in addition to Mr. Yves Colliou, Chief Operating Officer of Gaz de France, and Mr. Yves de Gaulle, General Secretary of Suez, was held on October 30, 2006, before Mr. Mestrallet and Mr. Cirelli held a joint press conference to announce the final corporate structure of the new company centered around six major business units, to announce the leaders of each unit.

On October 25, 2006, the French Senate voted in favor of the law for the privatization of Gaz de France and for the industrial cooperation between Suez and Gaz de France. The law was officially passed by the entire French Parliament on November 8, 2006, but was appealed to the French Constitutional Court on November 13, 2006.

On November 3, 2006, Suez’ French and European workers’ councils were consulted on the merger project and approved the project.

On November 14, 2006, the European Commission released its final decision regarding competition remedies with respect to Gaz de France, Suez and the merger.

Gaz de France consulted its French Workers’ Council (Conseil Supérieur Consultatif des Comités Mixtes à la Production d’EDF-GDF) on November 15, 2006. Gaz de France consulted its European Workers’ Council on November 21, 2006 and at that time, the European Workers’ Council won a judgment of a French court to require Gaz de France to postpone a meeting of its board of directors which would approve the merger, until this workers’ council had more time to consider the merger and gave its opinion. This lower French court decision was upheld in the Paris Court of Appeal on November 21, 2006.

During this time, significant shareholders of Suez, including Mr. Albert Frère (Groupe Bruxelles Lambert), and Mr. Breton made public statements in an aim to renegotiate the parity and the special dividend which would be paid to the Suez shareholders. Gaz de France and Suez did not, however, renegotiate the parity at this time nor discuss revising the special dividend, despite media and shareholder speculation that the increasing gap between the market value of Suez and that of Gaz de France would require some renegotiation. These topics would have been discussed, if at all, at the board meetings to be held by each company for the final approval of the merger agreement. Because of the November 21 Paris Court of Appeal decision, these meetings never took place.

Each of the Suez and Gaz de France boards of directors met on November 22, 2006 in Paris. The boards each noted the decision of the Paris Court of Appeal and its effect on the timing of the transaction, but stated that the decision did not change their opinions as to the pertinence of the transaction nor their will to fulfill the operation.

Gaz de France met with its European Workers’ Council again on November 24, 2006. On December 3, 2006, Gaz de France gave the European Workers’ Council documents requested by them in order to study the effects of the merger.

During a summit between the Italian Prime Minister Romano Prodi and President Jacques Chirac on November 24, 2006, Mr. Prodi expressed an interest in the resumption of talks at a political level regarding the benefits of a combination of Enel and Suez. No such talks, however, were to take place and Enel never made an offer to Suez.

On November 30, 2006, the French Constitutional Court, reviewing the constitutionality of the energy law allowing for the privatization of Gaz de France, decided that the State-owned Gaz de France could be privatized under the condition that the privatization, and therefore the proposed merger with Suez, could not become effective before July 1, 2007, the date of the liberalization of the French energy market.

On December 8, 2006, Suez activist shareholder Knight Vinke Asset Management LLC sent an open letter to Suez management outlining the reasons it thought Suez should abandon merger plans with Gaz de France. The Suez Board members received and examined the terms of Knight Vinke’s letter. The Board unanimously resolved that it was in the strategic interest of Suez and Gaz de France to pursue the merger attempt.

The Board mandated Mr. Mestrallet to pursue the negotiations with Gaz de France and also with the French State to find a way to resolve all remaining issues which were blocking the merger between Gaz de France and Suez, including the complex changes required in the legislation to enable the merger (the privatization of Gaz de France had to be legislated and the adoption by France of the EC directives concerning the liberalization of the European energy sector needed to be implemented at the same time).

In late December 2006, the French press carried rumors that the group led by Mr. Pinault was considering a hostile bid for Suez. On December 29, 2006, Gaz de France affirmed that it was not working with Mr. Pinault. Suez requested the AMF to require Mr. Pinault to clarify his intentions, and in a communiqué dated January 2, 2007, Mr. Pinault announced that no decision had been taken on the possibility of launching an offer for Suez, but that “all options remained open.” Under a new law designed to eliminate rumors and their impact on the stock market, the AMF met on January 8, 2007 and set a deadline of February 2, 2007 for Mr. Pinault’s holding company Artemis to reveal its intentions. On January 19, 2007, Artemis published a statement announcing that “current conditions do not create a sufficiently tranquil environment for an offer.”

From December 2006 until May 2007, there was a significant amount of correspondence and numerous meetings between Suez and Gaz de France management, some of these including representatives of the French State, to discuss possible revised merger timelines and other deal structures. For example, the G10 met on January 26, January 29, February 29 and March 26 and discussed various matters including the transaction calendar, the effect of the delay in the completion of the transaction on the EU Commission’s approval and related engagements, and 2006 financial results, as well as other means of cooperation between the Gaz de France and Suez groups. One structure that was discussed and later rejected related to Suez and Gaz de France taking cross shareholdings in one another. The establishment of a series of industrial partnerships between Suez and Gaz de France prior to the merger was also discussed. During this time, Gaz de France publicly announced a new group organizational structure to enhance Gaz de France’s efficiency ahead of its full opening to the market in July and its planned merger with Suez. However, during the French presidential campaign which took place during this period, it became unclear whether and to what extent each candidate would be in favor of a combination between Suez and Gaz de France.

On May 6, 2007, Mr. Nicolas Sarkozy was elected as the new President of France. Mr. François Fillon was named as the new Prime Minister. On May 23, 2007, Mr. Fillon announced that while a Gaz de France Suez merger was still a viable option, there were other options being considered, including a Gaz de France alliance with Algeria’s Sonatrach and a further development of synergies between Gaz de France and EDF. As soon as news of a possible business combination with Sonatrach was published, the Algerian government clearly indicated, through the intermediary of the press, that it was opposed to this option, explaining that it was not in Sonatrach’s interest and that it was economically unworkable and politically inappropriate. This position taken by the Algerian government was then confirmed during Nicolas Sarkozy’s presidential visit to Algeria on July 10, 2007. The possibility of a combination with EDF was similarly abandoned by the French government during the summer of 2007 following strong opposition by the European Commission, which threatened to require very substantial undertakings in the event that this scenario were to be pursued. On May 23, there was also a meeting between Mr. Mestrallet and Mr. François Pérol, Deputy General Secretary to the President of France at the Elysée. There was widespread speculation in the press as to whether President Sarkozy would support a combination of Suez and Gaz de France and if so, what form that combination would take.

On June 8, 2007, the new Minister of Economy, Finances and Employment, Mr. Jean-Louis Borloo and his Chief of Staff Stéphane Richard received Mr. Mestrallet and Mr. Lamarche for an informal discussion where the Suez officers provided background information on the merger and its status for the incoming Minister’s benefit. The parties discussed the goals and merits of the proposed combination, including the strategic and industrial benefits. No conclusions regarding the merger were reached at this meeting.

From May to July 2007, numerous discussions were held between Suez, Gaz de France and the APE, to work on various technical solutions to change the terms of the merger in an acceptable way for all parties.

During this period, two letters were sent from Mr. Mestrallet to Mr. Pérol to promote the strategic importance of a Gaz de France Suez combination and assess the technical avenues to implement it.

On July 1, 2007, the first day that Gaz de France was legally entitled to privatize, Mr. Claude Guéant, President Nicolas Sarkozy’s Chief of Staff, announced publicly that a decision on the planned merger would be made within a fortnight.

On the morning of July 5, 2007, President Sarkozy called a meeting with his ministers to discuss all available alternatives relating to the Gaz de France and Suez merger. Mr. Fillon, Mme. Christine Lagarde, the newly appointed Finances Minister, Mr. Borloo and other government advisors presented various options, including a merger between EDF and Gaz de France. A second option under discussion was an agreement between Gaz de France and Sonatrach, the Algerian energy company.

On July 9, 2007, Mr. Sarkozy spoke to the press about a possible alliance between Gaz de France and Sonatrach which would allow access to gas for France in exchange for guaranteed access to the French (and European) energy market for Sonatrach as well as France’s expertise in civilian nuclear matters. This proposal was rejected by Sonatrach for economic and political reasons.

On July 9, 2007, Mr. Mestrallet and Mr. Cirelli wrote a joint letter to Ms. Lagarde, French Finances Minister, giving her their common vision on a Gaz de France Suez combination.

On July 13, 2007 in Rome, Mr. Fillon declared to the press that there was no hurry in making a decision on a Gaz de France Suez combination and reiterated that the government was looking at all possible options.

On July 27, 2007, President Sarkozy convened a meeting with his advisors to discuss the various options for Gaz de France. The possibility of a merger with EDF and an agreement with Sonatrach were rejected.

On August 2, 2007, a private meeting was held between President Sarkozy and Mr. Mestrallet in the Pavillon de la Lanterne at Versailles Palace, where the President told Mr. Mestrallet he would be in favor of a Gaz de France Suez combination under certain conditions, including that Suez would cede its controlling stake over Suez Environnement, that the French state would hold 40% in the new company, and that there would be no special dividend payment for Suez shareholders. Mr. Mestrallet initially refused the condition to sell Suez Environnement.

In the following weeks, Mr. Mestrallet met with the President’s counselors, Suez’ bankers and Suez board members to discuss and reflect on the President’s proposals.

On August 12, 2007, Mr. Mestrallet sent a letter to Mr. Sarkozy explaining it would be very difficult to accept the President’s conditions to a Gaz de France Suez combination.

On August 21, 2007, Mr. Mestrallet sent a second letter to the President offering a counterproposal for a Gaz de France Suez combination that had the backing of the Suez Board. In this counterproposal Suez suggested the listing of 20 to 30% of Suez Environnement on the market on the French Stock Exchange, following the merger, as an alternative to a sale of Suez Environnement. Suez also proposed that the government consider transferring shares in Suez owned by state-owned entities to Gaz de France to boost the value of the gas company and thus avoid the need to pay a special dividend to Suez shareholders to account for the difference in the two companies’ market valuations. Mr. Mestrallet resisted a complete spin-off of Suez Environnement and urged a quick decision.

On August 27, 2007, Mr. Mestrallet and Mr. Pérol met to discuss the terms of the second letter.

While discussions continued, Gaz de France and Suez also wrote to the European Commission asking for an extension of the deadline of September 30, 2007 for meeting certain conditions it had imposed when it approved the merger on November 14, 2006.

On the morning of August 29, 2007, Mr. Frère (Groupe Bruxelles Lambert), who was the largest shareholder of Suez, holding an approximately 8% of the shares at that time, met with Mr. Sarkozy to come to an agreement with the French State to permit a Gaz de France Suez merger. Reaching a possible compromise, wherein the French State relinquished its demand for a 40% stake in the new company and Suez agreed to sell a controlling interest in Suez Environnement, Mr. Frère, who is himself a member of the Suez board, conveyed the details to Suez Board Members Mr. René Carron, Ms. Anne Lauvergeon and Mr. Edmond Alphandery, prior to a Suez board meeting to review the quarterly results of the company. Some board members argued that the combination would be lost if no compromises were made with the French State. Mr. Mestrallet continued to oppose the sale of Suez Environnement in its entirety, and no decision was made.

Discussions between Suez board members, Mr. Mestrallet and Mr. Sarkozy’s advisors continued that evening and into the next day.

On August 30, 2007, in an address to MEDEF, the French federation of companies, Mr. Sarkozy for the first time spoke publicly in favor of a Gaz de France Suez merger, stating that Suez had to make a strategic choice to be an “energy specialist” and suggesting that the new transaction he was proposing be submitted to the Suez shareholders.

Later that day, at a meeting in the President’s office, which included Mr. Mestrallet and Mr. Pérol, the parties finally agreed to the broad outlines of a new merger and spin-off transaction. Mr. Mestrallet agreed to a partial spin-off of 65% of Suez Environnement. Suez would retain 35% and there would be a shareholders’ agreement to guarantee the stability of the shareholder structure for three years.

Between August 30 and September 1, 2007, teams of negotiators from both sides, as well as representatives from the Ministry of Finance and the APE, continued to meet to negotiate the financial, technical, legal, and political details of the merger agreement.

On September 1, 2007, Mr. Sarkozy invited the head of the trade union CGT-Energie to the Lantern Pavilion at Versailles to present the new proposed merger and spin-off transaction. He also met with members of the trade union CFTC and his advisor spoke to the trade union Force Ouvrière.

From August 31 to September 3, the principals and their bankers met at the Finance Ministry with representatives of the APE, the French State investment agency, to decide on the terms of the new deal. The Suez team was led by Mr. Lamarche, Mr. Jacquier and Mr. Boursier, CFO of Suez Environnement. The Gaz de France team was led by Mr. Brimont and Mr. Hedde. Over the course of this weekend, the government was advised by ABN Amro and Lehman Brothers, Gaz de France was advised by Merrill Lynch and Lazard Frères and Suez was advised by BNP Paribas and JPMorgan.

On September 2, 2007, while negotiations were ongoing, Suez held a special meeting of the board of directors to relaunch the transaction and approve in principal the material terms of the transaction and notify Suez’ workers’ councils, as required by law. Mr. Mestrallet and Mr. Lamarche detailed the key aspects of the deal. In this context, representatives of BNP Paribas and JPMorgan, as advisors to Suez, and HSBC France S.A., as advisor to the Board of Suez, each delivered their respective preliminary opinions based on the proposed merger terms.

On the same day Gaz de France held a special meeting of its board of directors for the same purpose. Mr. Cirelli and Mr. Hedde presented the material aspects of the revised transaction to the board, including the expected spin-off of Suez Environnement Company and the estimated exchange ratio. Representatives of Merrill Lynch and Lazard Frères each explained that their respective banks would provide preliminary fairness letters to the board.

Representatives of Goldman Sachs International made a presentation analyzing the trading prices of each company and other financial market data.

On September 3, 2007, Mr. Mestrallet and Mr. Cirelli jointly and publicly announced that final agreement on the principal of a merger had been reached. Mr. Mestrallet would become president of the new company with Mr. Cirelli as vice-president. A joint press release was issued and a joint press conference was held by Mr. Mestrallet and Mr. Cirelli to explain the details of the new company, to be called GDF SUEZ.

Following the announcement of the revised transaction, the planning meetings of the G10 resumed in earnest. Five meetings were held in September to discuss matters such as the transaction calendar, management of the regulatory process and the means by which the existing industrial cooperation projects would be run leading up to the merger. Similar organizational meetings took place throughout the remainder of 2007 with four G10 meetings in October, two in November and four in December.

Ms. Lagarde, speaking before the Economic Affairs and Finance Committee of the National Assembly on September 19, 2007, explained that the French government was assured to hold a “golden share,” in the new company GDF SUEZ. The state would therefore have the right to oppose the sale of strategic assets of Gaz de France in the national territory of France such as gas transportation and distribution infrastructures.

On October 15, 2007, Suez and Gaz de France jointly announced the new group’s operational and financial objectives, corporate governance and the timetable of the merger project. A joint press release was issued and a power point presentation for analysts was posted on Suez’ website.

On November 29, 2007, Suez’ French Workers’ Council voted in favor of the Gaz de France Suez merger, while expressing its opposition to the planned spin-off of Suez Environnement.

The privatization implementation decree allowing Gaz de France to merge with Suez, as required under the French privatization law, was issued on December 19, 2007 and published in the official journal of the French Republic.

Suez’ European Workers’ Council issued a negative opinion on the merger on January 7, 2008.

On January 22, 2008, the Tribunal de Grand Instance (French civil litigation court) issued a judgment instructing Gaz de France to provide certain additional information to its French Workers’ Council in order for them to be able to issue an opinion on the transaction. This judgment, which effectively further delayed the transaction calendar, resulted from a petition by Gaz de France on December 18, 2007 to have the court cause Gaz de France’s workers’ councils to provide their opinions after several months of consultation. Following the provision of additional information, Gaz de France’s European Workers’ Council issued a negative opinion on March 11, 2008, citing its opposition to the privatization of Gaz de France and the absence of additional employment guarantees.

On February 19, 2008, Gaz de France’s newly elected French Workers’ Council met for the first time. Gaz de France formally presented the merger project to its new French Workers’ Council at consultations held on April 2, April 9, April 25, May 6 and May 15. On May 16, 2008, Gaz de France convoked its French Workers’ Council for a final meeting on May 26, 2008 to obtain their opinion on the merger. The secretary of Gaz de France’s French Workers’ Council subsequently contested the convocation and sought a summary judgment seeking to delay this final meeting on the basis that additional information was required for the council to reach an opinion. On May 23, 2008, a French court rejected the request to delay the meeting. On May 26, 2008, Gaz de France’s French Workers’ Council issued its negative opinion on the transaction thereby completing the employee consultation process.

In the first two quarters of 2008, the G-10 met sixteen times. Key subjects discussed at those meetings included the transaction calendar, the workers’ council consultation process, the implementation of the dispositions required by the European Commission, integration issues and financial communication coordination.

On February 27, March 10, March 20, April 1, April 11 and May 19, 2008, Mr. Hedde and Mr. Lamarche, along with a number of their internal team members and external legal and human resources counsel, met again with the representatives of the APE, the French State’s investment agency. At those meetings, the transaction calendar, Gaz de France’s workers’ council consultation process and the status of the preparations for the spin-off of Suez Environnement were discussed.

On March 6, 2008, Suez appointed, upon its own initiative, Oddo Corporate Finance, to act as an “independent appraiser” (expert indépendant, as such term is understood under French securities regulations) and to deliver to the Suez Board of Directors an independent valuation report on the fairness, from a financial point of view, of the exchange ratio of the proposed merger in accordance with French securities regulations.

On June 4, 2008, the Suez board of directors held a special meeting at which it received a number of presentations and responses from the audit committee, Suez management and certain other advisors regarding the final draft of the merger agreement, the Protocole d’Accord and the Projet d’Accord de Cooperation Industrielle, Commerciale et Financière between Suez and Gaz de France. In addition, representatives from HSBC France S.A. presented a financial overview of the proposed transaction with Gaz de France and orally rendered the bank’s opinion, which was subsequently confirmed in writing, that as of June 4, 2008, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the proposed merger was fair, from a financial point of view, to Suez. (The full text of the written opinion of HSBC France S.A., which sets forth the assumptions made, procedures followed, matters considered and limitations on and qualifications to the scope of the review undertaken in connection with the opinion is attached to this prospectus as Annex G.) JPMorgan and BNP Paribas also orally rendered their opinions as to the exchange ratio and subsequently confirmed on the same day their respective opinions in writing. (An English translation of the opinion of BNP Paribas is attached to this prospectus as Annex H. The English translation is provided for information purposes, and only the original version of the opinion of BNP Paribas in the French language has any legal force. The full text of the opinion of JPMorgan is attached to this prospectus as Annex I.) Oddo Corporate Finance, acting as an independent appraiser, delivered its report in the French language to the Suez Board of Directors, the conclusion of which took the form of an opinion, dated as of June 4, 2008, to the effect that, as of the date of the report and based upon and subject to the assumptions and other considerations set forth in the report, the exchange ratio in the proposed merger was fair, from a financial point of view, to Suez shareholders taken as a whole. (An English translation of the independent valuation report of Oddo Corporate Finance is attached to this prospectus as Annex J. The English translation is provided for information purposes only. In case of any inconsistency between the original French Oddo valuation report and the English translation the report in French shall control.) Following deliberations and reviewing all aspects of the proposed transaction that it deemed relevant for a description of these aspects, (see “— Reasons for the Merger of Gaz de France and Suez”), the Suez board of directors approved, by unanimous vote, the proposed exchange ratio, the net value of the Suez assets, the Projet d’Accord de Coopération Industrielle, Commerciale et Financière between Suez and Gaz de France, the treatment of Suez stock options, and rights to free shares held by Suez employees; determined that the merger agreement and the Protocole d’Accord and the transactions contemplated thereby are advisable, fair to, and in the best interest of Suez and its shareholders; approved and adopted the merger agreement and the Protocole d’Accord, and authorized management to enter into the merger agreement and the Protocole d’Accord. The Suez board of directors also reviewed the relevant portions of the Prospectus de Fusion and the Gaz de France Registration Statement on Form F-4, and decided to recommend to its shareholders to vote in favor of the merger at the July 16, 2008 ordinary and extraordinary general shareholders meeting.

On June 4, 2008, the Gaz de France board of directors also held a special meeting at which it received a number of presentations and responses from Gaz de France management and other advisors regarding the final draft of the merger agreement and the Protocole d’Accord and the Projet d’Accord de Coopération Industrielle, Commerciale et Financière. In addition, Goldman Sachs International made a presentation of its financial analyses of the transaction to the board of Gaz de France and rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated June 5, 2008, to the board of directors of Gaz de France that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Gaz de France. (The full text of the written opinion of Goldman Sachs International, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this prospectus as Annex D.) Representatives of Merrill Lynch and Lazard Frères led the board through a presentation prepared by Gaz de France which summarized its management’s analysis of the exchange ratio and various other valuation issues that are addressed in the multi-criteria analysis that is included as Exhibit 99.1 to the Registration Statement of which this prospectus is a part. The representatives of Merrill Lynch and Lazard Frères then read aloud each of their respective bank’s opinion as to the fairness of the exchange ratio, from a financial point of view. (These opinions are described in “— Opinions of Gaz de France’s Financial Advisors.” The full text of the written opinions of Merrill Lynch and Lazard Frères, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached to this prospectus as Annexes F and E, respectively.) The merger auditors also attended the board meeting. Following deliberations and the review of those aspects of the proposed transaction that it deemed relevant, (for a description of these aspects, see “— Reasons for the Merger of Gaz de France and Suez”), the Gaz de France board of directors approved the proposed exchange ratio; determined that the merger agreement and the Protocole d’Accord and the transactions contemplated thereby are advisable, fair to, and in the best interest of Gaz de France and its shareholders; approved and adopted the merger agreement and the Protocole d’Accord, and authorized management to enter into the merger agreement and the Protocole d’Accord. The Gaz de France board of directors also reviewed the French merger prospectus (Prospectus de Fusion) to be filed with the French Market Authority and Gaz de France’s Registration Statement on Form F-4 and decided to recommend to the shareholders of Gaz de France to vote in favor of the merger at the July 16, 2008 ordinary and extraordinary general shareholders meeting.

On June 5, 2008, the merger agreement and the Protocole d’Accord were executed by Suez and Gaz de France.

On June 16, 2008, the report of the merger auditors (Commissaires à la Fusion) was made publicly available.

Reasons for the Merger of Gaz de France and Suez

The proposed merger will occur in the context of significant and rapid changes in the European energy sector. Several major trends characterize the current environment in the European energy sector:

•	Reinforcement of geostrategic stakes relating to the security of European energy supply. First, as a result of the increase in demand for electricity (in France, for example, increase in demand is in the region of 1.5% to 2% per year, representing between 7 and 8 additional TWh per year) and the anticipated shutting down of a certain number of older production units. Gas power stations are the principal technologies with low-level CO2 emissions available in the short-term, without prejudice to renewable energies.

Second, the European Union currently relies on imports for up to 55% of its natural gas needs. By 2020, it is estimated that imports will represent 85% of Europe’s natural gas requirements. Norway and two non-European countries, Russia and Algeria, represent a significant portion of current supplies, and future resources that will supplement such supplies are relatively concentrated in a few distant countries, notably in the Persian Gulf.

Finally, it is essential that gas infrastructures (networks and terminals) are able to satisfy the demand for gas, which demand is increasing more rapidly than the demand for electricity, in order to avoid bottlenecking in distribution in the long term.

•	Increase in prices for hydrocarbons, compounded by considerable volatility. Evidence shows that the increase in prices for hydrocarbons augments the risks of exclusive gas vendors and gas plants, which are forced to pass on purchase price variations in their rates.

•	Complete opening of the gas markets since July 1, 2007. The opening of the natural gas markets is generating increased competition: all market participants are searching for growth possibilities outside of their domestic markets.

•	Continued restructuring of the energy sector and the trend toward consolidation of players. The trend of consolidation in the energy sector, which is illustrated by numerous merger and acquisition transactions (Suez/Electrabel, E.ON/Ruhrgas, EDF/Edison, E.On/MOL, Dong/Elsam/E2, Enel/Acciona/Endesa, Iberdrola/Scottish Power), is emblematic of an increasingly strong desire to rapidly reach critical mass on a European, even global, scale.

•	Evolution of consumer expectations. Consumers are anxious to have at their disposal both combined gas and electricity offerings, high service levels (in terms of supply and security), as well as competitive and comprehensible pricing.

In order to reduce their exposure to risks resulting from these developments in the energy sector and to ensure their competitivity in the long run, the current market strategy of Gaz de France and Suez includes:

•	Development in the gas and electricity sectors by leveraging off a portfolio of recurrent businesses (infrastructure) and competitive activities, while respecting the separate management of these activities prescribed by the legal European and national frameworks;

•	Maximizing electricity supply by diversifying the means of electricity production or sourcing and maximizing natural gas supply by developing exploration and production units for gas (as has been the case with Gaz de France) and by concluding long-term agreements with geographically diverse producers (as both Gaz de France and Suez have done); and

•	Investment in LNG in order to take advantage of greater flexibility and to pursue the diversification of the combined company’s resource portfolio, while continuing to play a role in the development of transit and/or LNG infrastructures in Europe.

•	Consideration of climate change concerns. Consideration of climate change concerns, which lead energy electrical players, in particular, to adapt their production mix by developing components which emit little or no greenhouse gas and reinforce their offerings of energy efficient services.

The merger of Gaz de France and Suez will result in the creation of a world leader in the energy sector with strong roots in France and Belgium. We believe that the new group, with strong combined pro forma sales of approximately €74 billion for the year ended December 31, 2007 (including Suez’ environment business) and a workforce of 134,560 employees in the energy and services businesses and 62,000 employees in the environment business, will be a world leader in LNG, number one energy services in Europe (based on the long-term contacts in place in 2006 — source: Poten & Partners) and one of the leaders in gas supply (in terms of quantity of gas sold in 2006 — source: Suez Internal, based on data published by competitors), the fifth largest producer of electricity in Europe (in terms of quantity of gas sold in 2006 — source: Suez Internal, based on data published by competitors), and the European leader in energy services (in terms of turnover for 2006 — source: Suez Internal, based on data published by competitors). This major industrial transaction rests upon a shared industrial and social plan and will enable the two groups to accelerate their growth in the context of the industry environment discussed above.

More specifically, the industrial logic of the proposed merger is founded on four principal premises:

•	Achievement of global size in the gas market, allowing for the optimization of our supplies.

The proposed merger constitutes a strong industry response to current changes in the balance of the gas chain which particularly benefits producers who currently are, at least for the short term, in a position to arbitrate (at the margins) between different markets depending on prices granted to operators.

In this context, we believe the merger of Suez and Gaz de France will enable our combined Group to counterbalance the size of gas producers by combining the purchasing power of the two groups. The combined group will effectively become one of Europe’s leading gas purchasers (source: Suez internal, on the basis of data published by competitors. On the basis of the current perimeter, the combined Group would be the leading European purchaser. This position should not change after taking into account agreements entered into with ENI relating to the acquisition of energy assets at the same time as the disposal of Distrigas in accordance with the commitments made to the European Union by Gaz de France and Suez).

The transaction will also furnish the new group with a heightened ability to diversify and will contribute to the greater security of gas supply within Europe. The new Group will have an extremely diversified portfolio of supply contracts and will benefit from the combination of each party’s contribution.

The combination of the companies will also create the leading European purchaser of LNG (source: Poten & Partners, based on the long-term contracts in place in 2006), with geographic regasification bases in the Atlantic basin (Montoir, Fos, and Zeebrugge in Europe, and Boston in North America) and supply sources that complement each other. LNG constitutes the principal means by which the European gas supply may be diversified.

•	Strong complementary geographical and industrial bases, which we believe will allow the reinforcement and expansion of a competitive offering on the European energy markets.

In the context of a competitive environment which is in rapid consolidation in Europe, the ability of Suez and Gaz de France to individually develop a competitive offering for the large European energy markets may help overcome certain limitations. Suez is a major competitor in the European electricity market and has developed significantly outside its traditional market in Belgium. However, Suez remains smaller than the principal energy companies in the sector. For its part, Gaz de France is a major player in the gas industry (although a significant part of its business is based in France) and it has limited positions in the electricity market.

In this context, the industrial logic behind the proposed merger is essentially focused on the complementary nature of the two groups in the energy sector, which will allow them to reinforce their ability to develop competitive offerings for the European energy markets.

More specifically, the complementary nature of the two groups exists on two levels:

•	geographical complementarity; in the energy industry, Gaz de France is primarily active in France, and Suez in Belgium; and

•	complementary activities: Suez’ activities in the European energy sector focus predominantly on electricity markets, while Gaz de France is, at the present moment, essentially active in the gas markets.

We believe that the complementary nature of the two groups’ product offerings will promote the emergence of a credible operator in France, in particular in the market for electricity offerings. For consumers, this will mean that new offerings will be available, giving the combined company significant motivation to reinforce competition through the competitivity of its offerings and service quality.

Furthermore, we believe that the combined company will be able to expand its position in other European and global markets and develop competition outside France and Belgium.

•	Balanced position in trades and regions operating under different cycles.

The combined company will present a balanced profile through its presence in business and regions operating under different cycles (production and sale of energy and services, regulated infrastructures, environment).

It will thus be able to fully draw from the business historically developed by both groups by offering an attractive combination of moderate risk activities, such as, for example, gas infrastructure activities, and more risky activities offering higher returns, such as electricity production.

Aside from its European base, the combined company will have attractive, more risky, growth opportunities outside of Europe, which we believe will lead to greater profitability. These opportunities result from Suez’ strong base in the United States, South America and Asia resulting from the entrepreneurship of the Suez-Tractebel teams. Similarly, Suez will benefit from the developments made by Gaz de France in the exploration and production sector.

Moreover, the environment activity — Water and Sanitation — consolidated in Suez Environnement Company, in which the group resulting from the merger will hold a stable 35% interest, will have a more diversified risk profile as the energy and environment businesses follow different business cycles. With its focus on the more developed countries, and its long-term contractual framework, Suez’ environment business, while stable, offers attractive development opportunities.

•	Reinforced investment policy allowing for a favorable position to confront the issues facing the sector.

The combined Group will, we believe, continue to strengthen the quality of services offered to its customers, a level of quality that is already among the highest in Europe. This should be made possible through the accelerated renewal of certain networks, the pursuit of infrastructure renovation programs, the reduction of CO2 emissions, as well as through the development of infrastructures beyond those complementary projects already in progress (second terminal at Fos for Gaz de France, and a doubling of capacity at the Zeebrugge terminal for Fluxys).

Beyond this, we believe that the size of the combined company will assist Gaz de France in its ambition to develop upstream gas through the acquisition of new reserves. Finally, we believe that the combined Group will be ideally placed to accelerate the investments that are necessary for the European electricity production park.

Synergies

The expected potential synergies described below are forward-looking statements (See “Cautionary Statement Concerning Forward-Looking Statements”) and are subject to the risks described in the section entitled “Risk Factors.” Actual synergies may differ significantly from expected synergies for many reasons, including particularly as a result of difficulties involved in integrating large complex businesses and implementing the commitments undertaken to the European Commission’s competition authority and the Belgian State (See “The Merger — Certain Legal and Regulatory Matters”).

Neither Gaz de France nor Suez makes, as a general practice, long-term public projections as to future sales, earnings, or other results. The management of Gaz de France and Suez have prepared the prospective financial information set forth below to present estimated cost savings and synergies expected from the merger. This synergy information was not prepared with a view toward complying with the guidelines or policies established by regulatory authorities in France or the United States of America, including without limitation, the published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding financial forecasts and projections. However, in the view of the management of Gaz de France and Suez, this prospective financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and is presented to the best knowledge and belief of the management of each company in light of the expected course of action of GDF SUEZ following the merger. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned to not place undue reliance on this prospective financial information. Consequently, no assurance can be given that the following synergies will be realized within the envisaged time frame or at all.

Neither of the independent accounting firms of Gaz de France and Suez, nor any other accounting firm has examined this synergy information, or expressed any opinion or given any assurance concerning the prospective financial information or the ability of the combined group to achieve the projected synergies, and they assume no responsibility for, and disclaim any association with this synergy information.

Source of benefits expected from the merger

Suez and Gaz de France believe that the merger will generate two significant types of synergies and efficiency gains:

•	Cost reductions resulting from the increased efficiency of a larger organization (economies of scale), particularly with respect to supply (energy and non-energy purchases) and operating costs (rationalizing of structures and pooling of networks and services); and

•	Benefits arising from complementary activities, which will be pursued through an improved commercial offering (complementary brands, expanded commercial coverage) and an efficient investment program (rationalizing and accelerating development programs, possibilities of additional growth in new geographic markets).

Gaz de France and Suez believe that certain of these efficiency gains are more likely to materialize in the short term, while others are contingent upon long-term integration involving the development of common platforms and the full optimization of the resources and structures of the new group.

In addition, the merger should also permit the combined Group to improve its cash situation through the use of an estimated €3 billion in tax loss carry-forwards available in the Suez tax group (a part of which has been accounted for as deferred tax assets). Approximately €2.2 billion of such tax loss carry-forwards may be used subject to the receipt of consents requested from the French tax authorities. The receipt of such consents was agreed to in principle by the French tax authorities by letters dated June 3, 2008 subject to the fulfilment of certain conditions.

Short term versus Medium term Synergies

Suez and Gaz de France estimate that the operating synergies arising from the merger should amount to approximately €390 million per year (before taxes) by 2010 (i.e., in the short term) and €970 million per year (before taxes) by 2013 (i.e., in the medium-term).

		Medium-term synergies
	Short-term synergies	(including short-term synergies)
(in millions of euros)	Amount expected in 2010	Amount expected in 2013

Optimized gas supplies	100	180
Savings on non-energy purchases	120	120
Reduction of operating expenses	90	320
Savings in commercial expenses	80
Revenue synergies	0	350
Total	390	970

As these synergies will result from significant complementarity, the optimization of external expenses and new development opportunities, Gaz de France and Suez believe that the one-time implementation costs of such synergies will be limited to approximately €150 million, in the case of the short-term synergies, and €150 million, in the case of the medium-term synergies.

Short-term Synergies

By 2010, Gaz de France and Suez expect that the estimated total savings of €390 million per year (before taxes) broken down in the table above will result from the following synergies:

•	Optimized gas supplies should result in savings of approximately €100 million per year (after taking into account our final proposals to the European Commission) as a result of the increased size, diversity and flexibility of our gas supply. Gaz de France and Suez anticipate that the combined company’s gas supply portfolio will in turn:

•	provide the combined company with expanded purchasing power;

•	strengthen the combined company’s ability to further optimize its supplies (in terms of geography, timing, LNG/gasified gas, gas-electricity arbitrage); and

•	allow expanded arbitrage possibilities with respect to LNG, in particular in the Atlantic Basin.

•	Common purchasing management should result in savings on non-energy purchases of approximately €120 million per year which would allow the combined company to:

•	strengthen its negotiating position vis-à-vis its suppliers; and

•	benefit from the most advantageous purchasing conditions enjoyed by Gaz de France or Suez prior to the merger.

•	The merger should lead to savings with respect to expenses incurred separately by each company (real estate, communications, etc.) and by sharing skills and decision making centers that would reduce operating expenses by approximately €90 million per year.

•	Initially, the consolidation of Gaz de France’s client base and each group’s expertise in gas and electricity will allow the combined company to avoid increasing its commercial expenses with respect to the development of electricity clients, which Gaz de France and Suez estimate will reduce commercial expenses by approximately €80 million per year. Thereafter, Gaz de France and Suez believe that the merger should yield savings due to vertical integration in the electricity field.

Medium-term Synergies

As indicated in the above table, by 2013, Gaz de France and Suez expect that the merger should permit the implementation of further revenue and cost synergies which would increase total synergies to €970 million per year (before taxes) as a result of:

•	Savings of €180 million per year resulting from the optimization of gas supplies due to the consolidation of the companies’ combined portfolio in the medium-term through the combined company’s purchasing power over the period (development of combined-cycle gas turbine power plants, recapturing of certain markets).

•	Ongoing savings of €120 million per year on purchases of non-energy items, which represents the continuing benefit of those reductions that are expected to be realized in the short term.

•	Reductions in operating and commercial expenses of approximately €320 million per year owing to: (i) the pursuit of purchasing gains in the medium-term; and (ii) the creation of common platforms through sharing and rationalization of resources (information systems and real estate, in particular).

Revenue synergies of approximately €350 million per year resulting from an improved market position, which should be ideally suited to leverage off of the dynamism of the energy sector resulting from the liberalization of energy markets in Europe and the need for additional energy investments within Europe. In France, the combined company also should benefit from a stronger link between its means of production and its client base, which would permit the combined company to increase growth and to invest in new means of production. In Europe, the combined company’s development should also be accelerated by the geographical and industrial complementarity of Gaz de France and Suez.

In upstream gas supply, the combined company’s position in the natural gas supply chain and our solid financial structure will allow us to engage in new LNG and exploration and production projects in order to access new resources. The realization of these revenue synergies will however necessitate capital investments (new power stations, LNG chain) estimated at €2 billion. The manner in which this investment will be financed has not yet been determined, but Gaz de France and Suez do not believe that the amounts are material in light of the scale and resources of the combined company.

Investment synergies

The merger should also allow for the optimization of investment programs (excluding maintenance investments) due notably to the non-duplication of entry costs to certain markets (costs of developing local subsidiaries and strategic premiums with respect to acquisitions) and to the rationalization and optimization of investments in development. This results from the combination of geographical coverage, local knowledge, and related opportunities.

Means of calculation

Operational synergies (excluding expected tax benefits or investment synergies) represent an improvement of adjusted operating income (for a definition of adjusted operating income of the GDF SUEZ post-merger see “Operating and Financial Review and Prospects of Gaz de France — Outlook”) of the new Group compared to estimates of Suez and Gaz de France. Each synergy type will be subject to an evaluation method specific to its context (taking into account the evolution of gas prices as they relate to the calculation of gas supply synergies).

Industrial organization of the new group

In order to implement the synergies mentioned above, the combined Group’s structure will be organized based on branches of activities aimed at optimizing the combined Group’s portfolio, notably through the convergence of gas and electricity.

Strategy of the combined Group

The operational and financial objectives of the combined Group resulting from the merger reflect an ambitious common industrial vision geared towards value creation based on the use of first rate teams.

Sustained by an intense investment program (€10 billion per year between 2008 and 2010, essentially industrial investments), GDF SUEZ’ strategy is to efficiently develop its leadership as follows:

•	GDF SUEZ intends to maintain its leadership on the French and Benelux domestic markets;

•	its development will be based on the complementarities of its businesses, which will permit it to reinforce its offerings (dual offer gas/electricity, innovating energy services);

•	GDF SUEZ will accelerate its industrial development, notably in its backend gas operations (exploration and production, LNG), the infrastructures and the electricity production, notably nuclear energy, as well as renewable energies;

•	Europe will form its priority development zone; and

•	Outside of Europe, GDF SUEZ will reinforce its development, notably in high growth markets.

The principal strategic axes are as follows:

•	Energy France. The combined Group intends to maintain its leadership in the French gas market. Its objective is to develop a multi-energy offer based on its current retail gas customer portfolio and aims to have a 20% market share in the electricity customer market. In this respect, GDF SUEZ will increase its capacity to more than 10 GW in 2013 in France (compared to 5,990 MW at the end of 2007, excluding cogeneration) while favoring a diversified production mix.

•	Energy Europe and International. GDF SUEZ intends to maintain its strong position in energy in the Benelux countries (Belgium, The Netherlands, and Luxembourg), and to develop a similar position in the rest of Europe. The combined Group will pursue its dynamic growth strategy by benefiting from its strong positions outside of Europe (United States, Brazil, Thailand, the Middle East) by expanding in growing markets (e.g., Russia, Turkey). GDF SUEZ intends to continue the development of Independent Power Producer (IPP) in new high growth markets. This strategy will allow GDF SUEZ to increase its managed production capacities in Europe (other than France) and internationally to approximately 90 GW in 2013 (compared to 49,280 MW at the end of 2007).

•	Global Gas and LNG. The combined Group’s objective is to develop its Exploration-Production business largely through external growth. The combined Group will also reinforce its gas supply portfolio by increasing its purchasing capacity and through accrued geographical diversification, as well as permanent portfolio optimization. Finally, GDF SUEZ will maintain its leadership in LNG by investing, notably in integrated projects (production, liquefaction, transport, regasification), by leveraging off of its unique positioning in European and American markets, and on the Group’s downstream position (Energy France and Energy Europe and International). Eventually, GDF SUEZ intends to increase its LNG contracted volumes by 30%.

•	Infrastructures. GDF SUEZ will develop existing infrastructures in connection with the European energy market growth. The combined Group thus intends to increase its regasification capacities to 44 GM3/per year by 2013 in France and Belgium (compared to 21.52 Gm3/year at the end of 2007). This growth will be permitted in particular by the entry into service of the Fos-Cavaou terminal in 2009 and by the capacity increase of the Zeebrugge and Montoir terminals. GDF SUEZ also plans to increase its storage capacity in Europe (France, Germany, the United Kingdom, Romania and Slovakia) by more than 35% by 2013 (compared to 121 TWh in 2007, excluding Fluxys). The Group also plans to increase the capacity of its transport network by 15%.

•	Energy services. GDF SUEZ’ objective includes the acceleration of the efficient development of its energy services. The combined Group will benefit from reinforced demand in energy services (outsourcing, constant demand in energy efficiency) and the complementarities between the energy services and purchase businesses.

•	Suez Environnement will reinforce its status as a leading player with expertise in the full water and sanitation cycles, by using its know-how in the areas of high value-added technologies and project management. Its development strategy will target Europe, and will be selectively developed internationally with the introduction of new business models (management contracts, innovative financial structuring, etc.). It will pursue its historical development strategy of privileged partnerships, notably in the Middle East, China, Spain, and Italy.

Prior to the merger of Suez with and into Gaz de France, Suez will distribute 65% of its shares in Suez Environnement Company, under which Suez’ Environment business is consolidated. After the merger of Suez with and into Gaz de France, Suez Environnement Company will be listed on the Euronext Paris and Euronext Brussels markets.

The listing of Suez Environnement will enable it to become entirely focused on environmental services and pursue strategies and opportunities suitable for its own business. Among other things, it will benefit from better exposure with direct access to the financial markets, as well as the support of a stable shareholding to pursue its strategy of dynamic development. Following these transactions, the group formed as a result of the merger will retain a stable interest of 35% in Suez Environnement Company. On June 5, 2008, Suez, Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP entered into a shareholders’ agreement relating to Suez Environnement Company. This agreement is designed to consolidate approximately 47% of Suez Environnement Company’s equity (based on the share ownership of Suez shares at April 30, 2008) and ensure the stability of the share-ownership of this company, as well as its control by GDF SUEZ. Consequently, the investment in Suez Environnement Company will be consolidated with the accounts of the new combined Group created by the merger of Gaz de France with Suez through global integration. This investment will permit the continued development of Suez Environment’s business growth strategy. The resulting structure will allow GDF SUEZ to continue to develop privileged partnerships between the environment and the energy businesses, in a context where the connection between energy and environmental issues is growing stronger. As a result, the opportunities for technical and commercial synergies between the energy and environment industries are increasing. For a description of the shareholders’ agreement relating to Suez Environnement Company, see “Related Party Transactions — Shareholders’ Agreement Relating to Suez Environnement Company.”

The combined company will favor an internal growth strategy, without excluding external growth opportunities on a case by case basis and without ignoring complimentary industrial partnerships if they can add value under the group’s investment criteria.

These investments will be made while maintaining the financial discipline which prevails currently in each of the two groups. As in the past, this will continue to be based on considered analysis of value creation, with particular consideration of the calculation of the return on investment relative to the cost of capital in each one of our businesses and the risk premiums relating to each kind of investment.

In general, Suez and Gaz de France believe that the competitive position of the combined Group in its specialist areas, which will benefit from excellent industrial opportunities, and the implementation of synergies relating to the merger, offer significant potential for profitable growth over the coming years.

Industrial and social organization of the combined company

In order to implement the merger of Gaz de France and Suez, the combined company will be organized based on branches of activities aimed at optimizing its portfolio, notably through the convergence of gas and electricity.

The combined company will be organized around the following six operational branches:

•	Five energy branches:

•	Energy Services Branch;

•	Infrastructures Branch;

•	Global Gas and LNG Branch;

•	Energy France Branch; and

•	Europe and International Energy Branch (which will be made up of three divisions: European, Benelux-Germany and International).

•	One Environment Branch (composed of the retained shareholding of GDF SUEZ in Suez Environnement Company).

Each branch will have its own branch committee made of committee members from both Suez and Gaz de France’s candidates. Each committee will be chaired either by the Chairman and Chief Executive Officer or by the Vice-Chairman and President depending on whether the branch reports to the Chairman and Chief Executive Officer or to the Vice-Chairman and President.

Energy Services Branch

The Energy Services Branch will report to the Chief Executive Officer of the combined company and will be composed of the entities consolidated under the Suez Energy Services division and the entities consolidated under our Services segment, with the exception of Savelys which will be associated with the France Energy Branch.

A new branding policy will be established within the framework of a group approach.

Infrastructures Branch

The Infrastructures Branch will be created and organized in accordance with European Union laws relating to the separation of infrastructures activities. This branch, which will report to the Vice-Chairman and President, will integrate the infrastructures activities of all of the legally separate entities that have been split off from the entities in charge of the supply of energy. The branch will be comprised of the entities in charge of the infrastructure of Gaz de France in France (in particular GRTgaz, DGI and GrDF), in Germany and Austria, and the entities in charge of infrastructures for Suez in Benelux: Fluxys and Elia.

Global Gas and LNG Branch

The Global Gas and LNG Branch will be dedicated to upstream and wholesale gas activities and will consolidate exploration-production, gas supply and LNG activities and sales to very large customers. The branch will report to the combined company’s Vice-Chairman and President and will be comprised of:

•	Gaz de France’s Exploration-Production segment entities (DEP and subsidiaries of E&P);

•	the entities in charge of electricity trading activities and LNG for Gaz de France, and Gaselys; and

•	the Suez entities in charge of energy trading, LNG supplies, management of LNG flows and shipping, Distrigas and Suez Global LNG.

Energy France Branch

The Energy France Branch will consolidate the combined company’s energy supply activities (including electricity production) in France. The branch will report to the combined company’s Vice-Chairman and President and will be comprised of:

•	the entities in charge of gas and electricity sales activities, including: the Sales division of Gaz de France and Electrabel France’s commercial teams;

•	Suez entities in charge of electricity production and associated sales, including: CNR, SHEM, Electrabel France, and rights to draw energy from the Chooz and Tricastin power stations;

•	Entities in charge of electricity production for Gaz de France, including: the Electricity department and DK6; and

•	Entities in charge of services activities that are closely linked to energy offerings, including Savelys.

Europe and International Energy Branch

The Europe and International Energy Branch will be in charge of activities outside of France, including electricity production and energy supply. The branch will report to the Chairman and Chief Executive Officer and will be organized around three divisions:

•	Energy Benelux-Germany Division;

•	Energy Europe Division; and

•	Energy International Division.

The Energy Benelux-Germany Division will consolidate energy supply activities in Benelux, including electricity production and will be comprised of:

•	Entities in charge of Electrabel’s activities in Benelux and Germany; and

•	Entities and related interests (e.g., Gasag) in charge of Gaz de France energy sales (excluding wholesale) in Benelux and in Germany.

The Energy Europe Division’s activities will be exercised across Europe, including in Russia, with the exception of France, Benelux, and Germany. The Division will be organized by country and the countries will be consolidated by geographic zone. The Division will be comprised of:

•	Entities in charge of Electrabel’s activities in Europe, outside of France, Benelux, and Germany; and

•	Entities in charge of Gaz de France activities in Europe, outside of France, Benelux and Germany (European subsidiaries of Gaz de France’s international division).

The Energy International Division will use and showcase the combined Group’s strengths in energy specialty areas outside of Europe. It will include Suez LNG North America and benefit from Suez Energy International’s contributions (with the exception of LNG supply and LNG flow management and shipping, and armament of the LNG carriers), as well as Gaz de France’s activities and shareholdings outside of Europe (Mexico and non-LNG activities in Canada). A working group will be created with the Global Gas & LNG Branch in order to efficiently activate the synergies and will make recommendation in this regard.

The location of the various development teams, notably, the International Branch of Gaz de France will not be modified.

Environment Branch

Reporting to the Chairman and Chief Executive Officer, the Environment Branch will be composed of the strategic shareholding of GDF SUEZ in Suez Environnement Company.

The division of responsibilities between the operational branches will be as follows:

Distribution of Responsibilities in the Operational Divisions

Chairman and Chief Executive Officer — Gérard Mestrallet

Vice-Chairman and President — Jean-François Cirelli

Energy France Branch	Henri Ducré

Europe & International Energy Branch	Jean-Pierre Hansen Deputy: D. Beeuwsaert Benelux Germany: J-P Hansen Europe: P. Clavel International: D. Beeuwsaert

Global Gas and LNG Branch	Jean-Marie Dauger

Infrastructures Branch	Yves Colliou

Energy Services Branch	Jérôme Tolot

Environment Branch	Jean-Louis Chaussade

Administrative Organization

The combined company will be organized around 10 central departments:

•	Finance department;

•	Audit and risks department;

•	Corporate secretary;

•	Communications and financial communications;

•	International relations department;

•	Integration, synergies and performance department;

•	Human resources department;

•	Executive staff department;

•	Strategy and sustainable development department; and

•	Research and innovation department.

The division of responsibilities among the central departments will be as follows:

Labor Relations

In a protocol (Protocole d’Accord) dated June 5, 2008, which was submitted to the board of directors of each of Gaz de France and Suez on June 4, 2008, Gaz de France and Suez have agreed that the merger will not adversely affect current working conditions, including retirement benefits and compensation, of either Gaz de France or Suez. A working conditions management committee, which will be comprised of an equal number of members from Gaz de France and Suez, will be set up to harmonize working conditions. This committee will report to the Compensation Committee, which will meet at least once per year to consider the conditions under which the harmonization of working conditions is evolving, and to make sure that their competivity is comparable to that of similar global groups. Gaz de France and Suez have reaffirmed their strong attachment to the principle of the investment by employees in the share capital of the new group and have agreed that the combined company will put in place an active policy in this regard within the applicable legal framework. Additionally, Gaz de France and Suez have confirmed their desire to initiate discussions in 2008 in view of an employee shareholding plan, in accordance with the French law of August 6, 1986.

We believe that in the long run, the merger should generate increased employment within the combined Group.

Financial Projections

Neither Gaz de France nor Suez makes, as a general practice, long-term public forecasts or projections as to future sales, earnings or other results. Management of each company does, however, prepare internal financial projections, from time to time, as part of its medium- and long-term strategic planning exercises. As a result, the projections set forth below were not prepared with a view to public disclosure and are included here because they were communicated to third party advisors for the purpose of the valuation of the transaction.

The following Gaz de France projections for 2008 through 2010 were prepared by Gaz de France between February and July 2007. The projections were established based on the market conditions and estimates prevailing at the time they were prepared. In particular, the underlying assumptions about the price of energy products in Europe were revised according to the forward curves and price models available on June 11, 2007.

The following Suez projections for 2008 through 2010 were prepared by Suez from January 2007 to June 2007 as part of Suez’ medium term planning process, combining in-depth strategic planning with a detailed financial quantification. These projections were based on the market conditions and estimates prevailing at that time. The underlying macroeconomic assumptions and commodities price forecasts are based on the forward curves and price models available at January 31, 2007.

The following projections were not prepared with a view toward complying with the guidelines or policies established by regulatory authorities in France or the United States of America, including without limitation, the published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding financial projections. In the view of the management of Gaz de France and Suez, these projections were prepared on a reasonable basis, reflect the best estimates and judgments and present to the best knowledge and belief of the management of each company, the expected course of action of Gaz de France, Suez and Suez Environnement Company, as of the date of their preparation. However, this information is not fact, and should not be relied upon as being necessarily indicative of the level of future results.

These projections were prepared using IFRS accounting principles used by each of Gaz de France and Suez for their respective consolidated accounts. None of Gaz de France, Suez or their respective affiliates assumes any responsibility if future results differ from these projections. Neither the independent accounting firms of Gaz de France and Suez, nor any other accounting firm have reviewed or examined these projections, nor have they expressed any opinion or any form of assurance on the projections or on the ability of the combined Group to achieve the results presented in these projections and they assume no responsibility for, and disclaim any association with, the projections. It is possible that Gaz de France and Suez utilize different assumptions and accounting conventions and therefore the projections of each company may not be directly comparable.

In addition, investors are cautioned that these stand-alone financial projections may also not be directly comparable with publicly announced objectives relating to GDF SUEZ for several reasons, including:

•	Suez’ and Gaz de France’s respective adjusted operating incomes are Non-GAAP indicators which are defined and calculated differently from each other and differently from the definition of adjusted operating income (EBITDA) which will be used for GDF SUEZ post-merger; and

•	With respect to projected capital expenditures and related adjusted operating income, the stand-alone projections of Gaz de France and Suez include both industrial capital expenditures (mainly for maintenance and development) and financial capital expenditures related to projected acquisitions. The GDF SUEZ capex objectives, in contrast, only include the industrial capital expenditures and do not take into account financial capital expenditures related to acquisitions activity.

These projections constitute “forward-looking statements.” For a discussion regarding forward-looking statements contained in this document see “Cautionary Statement Concerning Forward-Looking Statements.” Investors are cautioned to consider that a wide range of factors may materially affect these projections and other forward-looking statements, including those described elsewhere herein in “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” These financial projections are based on numerous assumptions made by the management of Gaz de France and Suez with respect to business development, competition, economic, market and financial conditions, all of which are difficult to predict and many of which depend on outside factors that are beyond the control of Gaz de France and Suez.

The material portions of the financial projections prepared by Gaz de France management are as follows:

Gaz de France Projections*

	Year Ended December 31,
	2008	2009	2010
		(€ in billions)

Revenues	32.6	36.9	38.2
Adjusted Operating Income (1)	6.3	6.8	7.2
Capital Expenditures (2)	4.4	5.0	4.4

*	On February 27, 2008, Gaz de France published 2008 financial objectives. See “Operating and Financial Review and Prospects of Gaz de France — Outlook — Financial Objectives.” These 2008 financial objectives are in line with the above 2008 stand-alone projections except that they include only organic growth, while the 2008 stand-alone projections included both organic and external growth. To date, Gaz de France has not updated its medium-term strategic plan for 2009 and 2010.

Gaz de France’s projections reflect the following principal assumptions:

Macroeconomic assumptions

Macroeconomic fundamentals (such as gross domestic product and interest rates) for the 2008 through 2010 period are based on the assumptions published by Rexecode and Global Insight (European financial information agencies) on December 2006. These assumptions include:

•	growth in gross domestic product in the Euro zone countries of approximately 2% per year through 2010;

•	stable inflation at a rate of 1.8% in the euro zone countries; and

•	a US $/€ exchange rate decreasing from 1.3 to 1.25 over the period.

Concerning the regulating rules of the French infrastructures, the forecasts do not take into account any evolution in regulated asset base (RAB) remuneration rates after 2007.

Commodity prices

The commodity price assumptions for Europe rely on the forward curves of energy products as of June 11, 2007:

•	With respect to Brent oil prices, forward curves are used from June 2007 on, for 24 months, and then the prices converge linearly to the long term level;

•	With respect to electricity prices, forward prices are used for the years 2008 to 2009. For 2010, assumptions rely on a dynamic model that simulates the bid-demand balance on the European interconnected market, taking into account a forecast of the European generation capacity (unit by unit) and the grid evolving configuration;

The key factors that influence the price of electricity are considered as constant during the 2008-2010 period: (i) a strong correlation to absolute and relative fossil fuel prices (oil, natural gas and coal); (ii) an increasing European interconnection; (iii) a significant impact by the carbon trading scheme; and (iv) a medium-term under-capacity in continental Europe requiring the lengthening of the life cycle of thermal facilities.

Capital expenditures

The development of Gaz de France underlying these financial projections assumes mainly organic growth: when elaborated, about three quarters of the projects included in the forecasts were already agreed upon and the remaining one quarter related to projects requiring approval. Current and future capital expenditures are initiated consistently with the Group’s investment criteria with the same constant financial discipline and balanced management of resource allocation.

The capital expenditures focus on four main objectives:

•	development of electricity production, by increasing the electricity generation capabilities, with a view to reach 5000 MW;

•	preservation of a reserves replacement ratio relating to exploration and production activities exceeding 100%.

•	maintenance and development of the regulated assets in France with an increase of the RAB at a 2.3% compound annual growth rate; and

•	the ongoing development of gas storage capacity, both in France and Europe.

(1) Gaz de France’s adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the term “Excédent brut opérationnel” which appears in the notes to Gaz de France’s consolidated financial statements in its filings with the French market authority, Euronext Paris and which Gaz de France has historically used to communicate its results to investors. Gaz de France defines adjusted operating income as operating income before amortization, depreciation, and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and before employee share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non GAAP measure adjusted operating income.”

For the financial year ended December 31, 2007, the reconciliation of Gaz de France’s adjusted operating income to operating income was as follows:

	Comment	December 31, 2007
		in billions of euros

Operating income		3.9
+ Amortization, depreciation and provisions (excluding utilization of the provision for replacement cost)	(a) and (b)	1.8
+ Employee shared-based payments	(c)	—

Adjusted Operating Income		5.7

(a)	Based on Gaz de France’s stand-alone investment plan (without taking into account the effects of the contemplated merger with Suez), the estimated annual amount of amortization, depreciation and provisions (excluding utilization of the provision for replacement cost) is expected to approximate €2 billion, €2.2 billion and €2.4 billion in 2008, 2009 and 2010, respectively.

(b)	It is expected that the utilization of the provision for replacement costs remains rather stable from 2008 to 2010.

(c)	In any event, employee shared-based payments at Gaz de France are not expected to be significant to the reconciliation of Gaz de France’s projected Adjusted Operating Income to Operating Income either in 2008, 2009 or 2010.

This definition of Gaz de France’s adjusted operating income differs from the definition of GDF SUEZ’ adjusted operating income provided in “Operating and Financial Review and Prospects of Gaz de France — Outlook.”

GDF SUEZ’ adjusted operating income is equal to Gaz de France’s adjusted operating income: (i) less the capital gain/losses from tangible and intangible asset disposals, (ii) less capital gain/losses from disposals of affiliates, (iii) less the mark to market price of operating financial instruments, (iv) plus the provision for accruals on current assets, and (v) less restructuring costs.

(2) Including financial capital expenditures.

The material portions of the financial projections prepared by Suez management are as follows:

Suez Projections*

	Year Ended December 31,
	2008	2009	2010
		(in billions of euros)

Revenues	53.9	56.0	61.4
Adjusted Operating Income (3)	8.9	9.7	10.9
Capital Expenditures (4)	7.2	7.4	9.2

*	On February 26, 2008, Suez issued guidance for 2008, which is in line with the above projections. These objectives integrate updated macroeconomic assumptions and forward curves of energy prices accounted for in the annual 2008 budget. See “Business of Suez — Outlook 2008.” To date, Suez has not updated its medium-term strategic plan for 2009 and 2010.

Suez’ projections reflect the following principal assumptions:

Macroeconomic assumptions

Macroeconomic fundamentals (such as gross domestic product and interest rates) for the 2008-2010 period are based on a set of assumptions issued by Rexecode (European financial information agency) and remain constant. These assumptions include a steady growth of the gross domestic product both in Europe (1.9% per year), and the United States (2.5% per year) and assume no inflationist trend. By convention, exchange rate assumptions have been kept constant over the 2008-2010 period and were 1.25 for the U.S. dollar per euro and 2.63 for the Brazilian real per euro.

Commodity prices

The commodity price assumptions for Europe rely on the forward curves of energy prices as of January 31, 2007 for the years 2008 through 2010.

Capital expenditures

Suez’ investment plan reflects the dynamic strategy for profitable growth and associated resource allocation presented to the financial community on August 30, 2007. Supported by a more than €15 billion investment plan for 2007 through 2009 (significant acquisitions being excluded), the objective is to achieve a 75 GW installed capacity, including 40 GW in Europe by 2012 and to materialize productivity improvements. Current and future capital expenditures are initiated consistently with the Group’s investment criteria with the same constant financial discipline and balanced management of the resource allocation.

(3) Suez’ adjusted operating income corresponds to the term “gross operating income” which is also used by Suez as a measure of segment profit and which appears in Note 3.3.4 to Suez’ 2007 Annual Consolidated Financial Statements. “Gross operating income” is defined as income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructurings costs and disposal of assets, net before (i) depreciation, amortization and provisions (including provisions included in personnel costs), (ii) share-based payments, (iii) net disbursements under concession contracts and including (iv) financial income excluding interest and (v) share in net income of associates. Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructurings costs and disposals of assets, net is a sub-total reflected in Suez’ consolidated income statement. We therefore, believe that the most directly comparable financial measure calculated and presented in accordance with GAAP is our “income from operating activities.”

For the financial year ended December 31, 2007, the reconciliation between Suez’ adjusted operating income and income from operating activities was as follows:

		December 31,
	Comment	2007
		In billions of euros

Income from operating activities		5.4
− Mark-to-market on commodity contracts other than trading instruments	(a)	0.1
− Impairment of property, plant and equipment, intangible assets and financial assets	(a)	(0.1)
− Restructuring costs	(a)	(0.04)
− Disposals of assets, net	(a)	0.3

Subtotal: Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(a)	5.1
− Depreciation, amortization and provisions (including provisions included in personnel costs)	(b)	(1.8)
+ Financial income excluding interest	(c)	0.2
+ Share in net income of associates	(c)	0.5
− Share-based payments (IFRS 2)	(c)	(0.1)
− Net disbursements under concession contracts	(c)	(0.2)

Adjusted operating income		7.9

In relation to the projected adjusted operating income included in this section we note that:

(a) Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is a sub-total which helps management to better understand the group’s performance and which can be used as part of an approach to forecast recurring performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. For Suez, such elements relate to mark-to-market on commodity contracts other than trading instruments, asset impairments and disposals, and restructuring costs. Over the past years, these elements have varied significantly in amount, therefore, most impacts are excluded for purposes of developing our financial projections.

(b) the depreciation, amortization and provisions amount would approximate €2.1 billion, €2.5 billion and €2.8 billion in 2008, 2009 and 2010, respectively, based on Suez’ investment plan for 2008 through 2010,

(c) financial income excluding interest, share in net income of associates, share-based payments and net disbursements under concession contracts would remain relatively stable, in comparison to the 2007 amounts, during the 2008 through 2010 period, excluding non-recurrent elements within the 2007 share in net income of associates for a positive amount of approximately €0.1 billion.

This definition of Suez’ adjusted operating income differs from the definition of GDF SUEZ’ adjusted operating income provided in “Operating and Financial Review and Prospects of Gaz de France — Outlook.”

GDF SUEZ’ adjusted operating income is equal to Suez’ adjusted operating income: (i) less the share in net income of associates, (ii) less the financial income excluding interest, and (iii) plus the pensions and other similar provision reversals/accruals.

(4) Including financial capital expenditures.

Investors are strongly cautioned not to place undue reliance on the foregoing projections. None of Gaz de France or Suez has made or makes any representation to any person regarding the ultimate performance of Gaz de France or Suez relating to these projections. Neither Gaz de France nor Suez intends to update or otherwise revise this information to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the estimates are or are shown to be in error. Actual results may be materially higher or lower.

Consequences of the Merger on Gaz de France, Suez and Their Shareholders

As a result of the merger of Suez with and into Gaz de France, Suez’ shareholders will receive 1,207,660,692 new Gaz de France shares with a par value of €1.00 euro each, or approximately 55% of the share capital of Gaz de France, representing a capital increase in the amount of €1,207,660,692.

These 1,207,660,692 new Gaz de France shares will be attributed pro rata to the holders of the 1,265,168,344 shares forming Suez’ share capital. However, the 35,724,397 Suez shares held in treasury by Suez and the 8,049,212 Suez shares held by Gaz de France will not be exchanged in connection with the merger.

Gaz de France’s capital will thus increase from €983,871,988 to €2,191,532,680.

The new Gaz de France shares issued in consideration of the merger will be credited to the accounts of Suez shareholders as soon as possible following the completion of the merger.

The GDF SUEZ shares will be traded under the mnemonic symbol GSZ and under ISIN code: FR0010208488.

Delisting of Suez ADSs from the New York Stock Exchange and Deregistration of Suez

On August 29, 2007, the board of directors of Suez announced its intention to voluntarily withdraw its American Depositary Receipts (“ADRs”) from the New York Stock Exchange, and to request deregistration with the Securities and Exchange Commission.

On September 10, 2007, Suez filed a notification of removal from listing and/or registration under Section 12(b) of the Exchange Act on Form 25 with the Securities and Exchange Commission and the delisting became effective on September 20, 2007. Suez ADRs began to trade over-the-counter on September 20, 2007 and Suez has maintained its sponsored Level 1 ADR program since then. On September 21, 2007, Suez filed a certification of termination of registration of its securities under Section 12(g) of the Exchange Act or termination of the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both, on Form 15F with the Securities and Exchange Commission. The deregistration became effective ninety days after the filing of the Form 15F, on December 20, 2007.

Treatment of Suez Stock Options/Free Share Grants

The merger agreement provides that options to subscribe for Suez shares shall become options to subscribe for Gaz de France shares. Pursuant to the merger agreement, the number of shares subject to option and their exercise price will be adjusted to take into account the distribution by Suez to its shareholders of 65% of the shares of Suez Environnement Company, if approved by the meeting of Suez’ shareholders called to approve the merger and the spin-off of Suez Environnement Company.

In accordance with the French Commercial Code, as a result of the merger, Gaz de France shall be automatically substituted for Suez with respect to its obligations towards the beneficiaries of Suez free share grant awards. Pursuant to the merger agreement, the number of free shares that have been granted by Suez and have not yet vested at the merger completion date will be adjusted to take into account the distribution by Suez to its shareholders of 65% of the shares of Suez Environnement Company, if approved by the meeting of Suez’ shareholders called to approve the merger and the spin-off of Suez Environnement Company.

For more information on the treatment of Suez stock options and free share grants, see “Summary of the Merger Agreement — Treatment of Suez Options/Free Share Grants.”

On May 7, 2008, Suez announced that it would suspend the ability of holders of Suez stock options to exercise such options for shares of Suez as of May 22, 2008 (after market closing) and until August 22, 2008 (inclusive) for all Suez stock option plans. Accordingly, if you hold Suez stock options, you will not be able to exercise them after May 22, 2008 through August 22, 2008. Suez may subsequently decide to reduce the length of the suspension period, provided, however, that in such a case, the suspension period may not end prior to the merger completion date or the date on which the merger agreement terminates, as the case may be.

Comparative Rights of Shareholders of Gaz de France and Suez

Upon the consummation of the merger, you will receive Gaz de France ordinary shares in exchange for your Suez ordinary shares. There are certain differences between the rights of a holder of ordinary shares of Suez and Gaz de France. The by-laws (statuts) of Suez provide for double voting rights for each share that has been registered for more than two years in the name of the same shareholder. The by-laws (statuts) of Gaz de France do not provide for double voting rights and this provision will not be proposed to the extraordinary general shareholders’ meeting that will amend Gaz de France’s by-laws (statuts) in connection with the merger. Consequently, shareholders of Suez with double voting rights who receive shares of Gaz de France in connection with the merger will not retain their double voting rights after the merger.

For a discussion of certain other differences between the rights of Gaz de France and Suez shareholders, see “Comparison of Rights of Shareholders of the Combined Company and Suez Shareholders” and “Description of the Share Capital of Gaz de France.”

Corporate Governance and Organization Arrangements Following the Merger

Gaz de France and Suez agreed on the principles of the organization, operation and governance of the combined company in a protocol (Protocole d’Accord) dated June 5, 2008. This protocol was approved by the board of directors of each of Suez and Gaz de France on June 4, 2008. See Exhibit 99.12 included in the Registration Statement of which this prospectus is a part, for an English convenience translation of this agreement.

New Corporate Name

Following the merger, the combined company will adopt the name “GDF SUEZ” and accordingly, Gaz de France will propose the modification of such name at the ordinary and extraordinary general shareholders’ meeting to be held on July 16, 2008.

Executive Positions

The combined company will be run jointly by Mr. Gérard Mestrallet, Suez’ current Chairman of the board and Chief Executive Officer, and Mr. Jean-François Cirelli, Gaz de France’s current Chairman of the board and Chief Executive Officer. Upon completion of the merger:

•	Mr. Mestrallet will be appointed as the Chairman of the board and Chief Executive Officer (Président Directeur Géneral).

•	Mr. Cirelli will be appointed as Vice-Chairman of the board of directors and President (vice-Président du conseil d’adminstration et seul Directeur Général Délégué). Mr. Cirelli will have the same powers as the Chief Executive Officer to represent the combined company vis-à-vis third parties.

The initial internal rules and regulations of the board of directors of the combined company (whose principal terms are set out in the protocol (Protocole d’Accord) dated June 5, 2008, and were approved by the boards of each of Gaz de France and Suez on June 4, 2008) set forth the limitations on the powers of the Chairman of the board of directors and Chief Executive Officer which are the same as those applicable to the Vice-Chairman and President. The board of directors of the combined company will determine the respective powers of the offices of Chairman of the board of directors and Chief Executive Officer, on the one hand, and Vice-Chairman of the board of directors and President, on the other hand.

Important decisions relating to the combined company (such as the nomination of management, financial and investment policy, mergers, acquisitions and divestments) will require the agreement of each of Messrs. Mestrallet and Cirelli. Decisions related to the nomination of management will be implemented by written directions signed by both executives.

Four executive Vice-Presidents (Directeurs Généraux adjoints) will assist Messrs. Mestrallet and Cirelli and, together with them, will form the management committee (comité de direction) that will lead the combined company. The four executive Vice-Presidents are Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche.

The executive committee (comité exécutif) will consist of 19 members. In addition to the parties named above, the remaining members of the executive committee are Dirk Beeuwsaert, Valérie Bernis, Stéphane Brimont, Alain Chaigneau, Jean-Louis Chaussade, Pierre Clavel, Henri Ducré, Yves de Gaulle, Emmanuel Hedde, Philippe Jeunet, Philippe Saimpert, Jérôme Tolot and Emmanuel Van Innis.

Biographical information on the members of the executive committee

Gérard Mestrallet, 59, a graduate of the prestigious French engineering school, the Ecole Polytechnique, the Institut d’Etudes Politiques and the École Nationale d’Administration, joined Compagnie de SUEZ (holding) in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique (holding company). In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ (holding company). He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Jean-François Cirelli, 49, has a degree from the Institut d’Etudes Politiques of Paris and the Ecole Nationale d’Administration in addition to a law degree. From 1985 to 1995, he worked at the Treasury Department of the Ministry of Economy Finances and Industry before becoming technical adviser to the President of the French Republic from 1995 to 1997, and then economic adviser from 1997 to 2002. In 2002, he was appointed assistant director in the office of the Prime Minister, Jean-Pierre Raffarin, and was responsible for economic, industrial and employee matters. He has been the Chairman and Chief Executive Officer of Gaz de France since September 2004.

Yves Colliou, 62, is an engineer who graduated from the Ecole Catholique des Arts et Métiers. In 1974, he joined EDF GDF Services (now EGD) in the Mulhouse center. In 1978, he joined the commercial department and then the supply branch of Gaz de France. Since 1985, he has held various positions, in particular in the area of human resources, and operational duties at EDF GDF Services. In 1996, he was appointed head of the department of the President and the general management of EDF before becoming, in 1998, head of EDF GDF Services. In January 2002, Yves Colliou joined the general management of Gaz de France, as a director, before he was appointed general management’s Deputy Vice President in June 2002. He was Chief Operating Officer of Gaz de France’s Infrastructures division, Support Activities and Human Resources from December 2004 to July 1, 2007, and then Chief Operating Officer of our Infrastructures division following the reorganization decision as of July 1, 2007.

Jean-Marie Dauger, 55, has a degree from the Ecole des Hautes Etudes Commerciales — HEC. After starting his career at Péchiney, banque Trad (Lebanon) and in the financial department of EDF, Jean-Marie Dauger joined the Group in 1978. First, he held various positions in the production and in transmission divisions and in services related to movement of gas. In 1985, he joined the gas supply division, which he managed from 1991 to 1995. In 1995, he became vice-president of the strategy and management division. In 2000, Jean-Marie Dauger was appointed senior management’s Deputy Vice President. In December 2004 he was appointed Chief Operating Officer for the Supply, Production and Trading of Energy, as well International activities, and as of July 1, 2007, Chief Operating Officer of our Global Gas & LNG Division.

Jean-Pierre Hansen, 60, is a graduate in electrical engineering, in economic science and holds a doctorate in engineering. Former Chairman of the Board of Directors of Electrabel, was appointed Chief Executive Officer of Electrabel as of January 1, 2005, a function that he previously exercised from 1992 to March 1999. He is also Vice-Chairman of Electrabel and Chairman of its Strategic and General Management Committees. Since 1999, he held the positions of Chief Executive Officer of Tractebel as well as Director and Member of the Executive Committee of Société Générale de Belgique; he served in those capacities until the two companies merged on October 31, 2003, whereupon he became Chief Executive Officer of the new entity SUEZ-TRACTEBEL. He was appointed Chief Operating Officer of SUEZ in January 2003 and Officer in charge of SUEZ Energy Europe. He is Executive Vice-Chairman of the SUEZ Executive Committee.

Gérard Lamarche, 46, who holds a degree in Economic Science, served as senior accountant and then consultant with Deloitte Haskins & Sells in the mid-eighties. He joined Société Générale de Belgique in 1988 as controller and in 1992 became a member of the Corporate Strategy Group. In 1995, he joined Compagnie de Suez and in 1997,

Mr. Lamarche served first as chief of staff for the Chairman and Chief Executive Officer and eventually assumed the duties of Senior Vice-President and Controller of SUEZ Lyonnaise des Eaux. He accepted an assignment in the United States as Executive Vice-President and Director for Ondeo Nalco, then a Group subsidiary, returning to Group headquarters in 2003 to become Chief Financial Officer. He presently serves as Senior Executive Vice-President, Finance of SUEZ (Chief Financial Officer).

Dirk Beeuwsaert, 60, has spent his career until 2000 within the Electrabel group, after joining Intercom in 1971. In May 2000, he became a member of the former General Management Committee of Tractebel in charge of Electricity and Gas International and Chief Executive Officer of Tractebel Electricity and Gas International. In January 2003, he was appointed Executive Vice-President of SUEZ, in charge of Suez Energy International.

Valérie Bernis, 49, was Special Press Advisor in the French Ministry of Economics, Finances and Privatization from 1986 until 1988. In 1988 she took up the position of Senior Vice-President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice-President of Communications of Compagnie de Suez. In June 1997 she became Senior Vice-President Communication and Special Advisor to the President of the Executive Board of SUEZ Lyonnaise des Eaux. Since May 2001 she is Executive Vice-President in charge of Communications and Sustainable Development of SUEZ and was Chairman and CEO of Paris Première Television Channel (1999-2004).

Stéphane Brimont, 39, has a degree from the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées. After first working at Crédit Lyonnais in New York, he joined the administration of the Vaucluse regional equipment department as regional head of urbanism and construction. In 1997, he joined the budget management for the Ministry of Economy, Finances and Industry where he held various positions, in particular: head of “research, postal services and telecommunications,” and head of “transportation.” In May 2002, he joined the office of the Prime Minister, Jean-Pierre Raffarin, where he was adviser for budgetary matters. He joined the Group in September 2004 and was appointed Senior Vice President of Strategy in December 2004. In 2007, he was appointed Chief Financial Officer of the Group.

Alain Chaigneau, 56, holds a Master degree in Economic Science and is a graduate of the Institut d’Administration des Entreprises de Paris. Mr. Chaigneau began his career at the Banque de France, before moving to the Treasury Department as Deputy General Secretary of the International Committee for Industrial Restructuring (CIRI). He joined Suez in 1984 and was appointed Director of Planning and Strategy in 1990. In 1995, Mr. Chaigneau became Financial Director and a Member of the Management Committee of Société Générale de Belgique and was appointed Deputy General Manager — Finance and Administration of Lyonnaise des Eaux in 1999. In 2002, Mr. Chaigneau became Deputy General Manager — Finance and Administration of Suez Environment and in 2005, he was appointed Deputy General Manager of Suez Environment for North and South America. Since January 1, 2007, Mr. Chaigneau has been Deputy General Manager of Suez, and a Member of the Executive Committee in charge of Strategy and Development.

Jean-Louis Chaussade, 56, joined Degrémont in 1978. In 1989, he became Chief Executive Officer of Degrémont Spain, and in 1992, he was appointed Special Adviser of Dumez Copisa (Spain). In 1997, he was appointed Group Delegate for the Southern Cone of South America and became Chief Operating Officer of Lyonnaise des Eaux America Latina in May 2000. Chairman of Degrémont since March 2002, he was appointed Executive Vice-President of SUEZ in charge of SUEZ Environment in March 2004.

Pierre Clavel, 51, has a degree from the Ecole Polytechnique and the Ecole des Mines of Paris. He started his career in engineering, gas plant and thermal production project management abroad within the Gaz de France and EDF groups. In 1997, he was appointed Vice President of Gaz de France’s transmission division. In 1999, he joined EDF GDF Services as Vice President of a group of centers in the Centre Auvergne and Limousin region. In 2002, he was appointed Vice President of the Group’s natural gas supplies, then, in 2003, Vice President (Designate) of the Purchase and Sale of Energy division of Gaz de France in charge of the Group’s natural gas supplies. He was appointed Senior Vice President of the International division in December 2004.

Yves de Gaulle, 56, holds a degree in economic science, graduate of the Institut d’Etudes Politiques and alumnus of the Ecole Nationale d’Administration. He joined SUEZ in April 2004 in the role of Joint General Secretary, and became General Secretary on July 1, 2004. Since November 1, 2005, he has been a member of the Executive

Committee. Mr. de Gaulle began his career at the Ministry of Finances (1977), notably at the Management of the Treasury where he was chief of the office of monetary policy and credit. He was then technical advisor (1986) to the Minister in charge of privatization and the General Secretary of the Privatization Commission (1986-1989). In 1989 he became a Partner of the law firm KPMG/Fidal, then a Partner of the law firm Jeantet (1991-1992). He joined the AGF/Allianz Group in 1992, and was Chief Executive Officer of a subsidiary of the Group in Spain (1993-1996), Joint Chief Executive Officer in charge of the international department and member of the Executive Committee (1997-1998) and Chief Executive Officer of the EULER Group (1999-2001).

Emmanuel Hedde, 60, has an engineering degree from the Institut Supérieur d’Electronique de Paris and the Institut de Contrôle de Gestion. He began his career as an engineer in the information industry for the engineering company SOFRESID. In 1973, he became a vice president of a mechanics and surface treatment factory at Société Nouvelle de Métallisation, then he joined Crédit d’Equipement des Petites et Moyennes Entreprises (“CEPME”) in 1980 and became deputy vice president of the Agence Centrale in 1990. He joined Gaz de France in 1993 as Deputy Vice President of services for subsidiaries and equity interests in the financial and legal services department. He then became director of this service before being appointed deputy director of the financial division in 2000. He was then appointed Vice President of large projects and then, in December 2004, Vice President of the Equity Acquisitions division. He was also manager of the Development of Shareholding. As of July 1, 2007, he was appointed Company Secretary and Secretary to the board of directors.

Philippe Jeunet, 53, served as Chief Financial Officer of Gaz de France from May 2000 to April 2007. Philippe Jeunet graduated from the Paris Institute of Political Science and holds a Master’s degree in law. Before joining Gaz de France, Philippe Jeunet pursued the greater part of his career in the CEPME Group where he held different positions of authority in the area of corporate finance for companies specializing in the manufacturing and tourist industries. He managed two venture capital companies: Avenir Tourisme and Promotour Investissement. From 1984 to 1986, he was rapporteur on the French government’s Interdepartmental Committee for Industrial Restructuring and in the French Treasury Department’s Industrial Financing Office. Philippe Jeunet joined Gaz de France in 1991 as Assistant Manager of the Financial & Legal Affairs Division responsible for Subsidiaries & Equity Interests. He then held different positions of responsibility in the Group as Manager of Supplies and Gas Projects (1995-1998) and as Director of International Development until 2000.

Philippe Saimpert, 54, graduated from Ecole des Hautes Etudes Commerciales — HEC and since 1978 has held various positions within EDF GDF Services and the joint Personnel and Labor Relations division for Gaz de France and EDF. In 2002, he was appointed Vice President of the Group’s Human Resources. In April 2004, he became Chief Operating Officer of EGD. In December 2004 he became Senior Vice President of Human Resources for the Group.

Jérôme Tolot, 55, joined the SUEZ Lyonnaise des Eaux Group which later became SUEZ in 1982. In 2000, he was appointed Director and Senior Executive Vice-President for the central functions of the Vinci group. In February 2002, he was named Chairman and Chief Executive Officer of Sita, and became Executive Vice-President of SUEZ. He was also appointed Chief Executive Officer of Fabricom in September 2003. Since January 2004, he has been Executive Vice-President of the SUEZ Energy Services.

Emmanuel van Innis, 60, Doctor of Law, had several key functions in his career, starting at Intercom in 1971 and then with Electrabel when the former merged to form Electrabel in 1990. He became a member of Tractebel’s General Management Committee in 1996, where he was General Manager Corporate Administration, Finance and Controlling. He became a Director of Tractebel in 1997 and of Société Générale de Belgique in 2001 and served in those capacities until those companies merged on 31 October 2003, whereupon he became Director of the new entity, SUEZ-TRACTEBEL. In March 2003, he was appointed Executive Vice-President of SUEZ, in charge of Group Human Resources and member of the Executive Committee.

Board of Directors of the Combined Company Following the Merger

The board of directors of the combined company shall initially be composed of 24 members, including at least seven members who qualify as independent directors (substantially consistent with best market practices, including the MEDEF/AFEP report on corporate governance for French listed companies, which is described in “— Operation of the Board of Directors of the Combined Company — Independence Criteria of the Board of Directors”). The nominees to the combined company’s board of directors will be comprised of:

•	Ten members (including at least five independent candidates) proposed by Suez;

•	Ten members (including at least two independent candidates) including members proposed by Gaz de France and seven representatives of the French State nominated in accordance with the applicable regulations; and

•	Within six months of the merger, elections will be held by the employees of the combined company in order to designate three additional board members to represent the employees and one member to represent the employees who are shareholders of the combined Group (the directors representing the employee shareholders will be elected by the employee shareholders of the combined company and certain French affiliated companies in accordance with French law). Gaz de France and Suez have indicated that they would like there to be balanced representation of the employees of each of their groups. Following the merger and prior to the election of these employee representatives, the board of directors of the combined company will not have any employee representatives, since the term of those representatives appointed under the French law of July 26, 1983 will expire in connection with the privatization of Gaz de France.

At the conclusion of the general meeting held in 2010 called to approve the 2009 annual financial statements, the board will be composed of 22 members.

With the exception of the directors representing the employees and the employee shareholders, the terms of the initial directors of the combined company shall be limited as follows:

•	Two years (until the shareholders’ meeting held in 2010 to approve the 2009 annual accounts): one director from Suez and one director representing the French State (whose mandates will not be renewed, thus decreasing the number of directors to 22, that is, excluding the directors representing the employees and the employee shareholders, nine directors from Suez, nine directors from Gaz de France (including six French State representatives nominated in accordance with applicable regulations)).

•	Three years (until the shareholders’ meeting held in 2011 to approve the 2010 annual accounts): four directors of Suez and one director of Gaz de France.

•	Four years (until the shareholders’ meeting in 2012 to approve the 2011 annual accounts): the remaining directors, including Messrs. Mestrallet and Cirelli.

The directors representing the employees and the employee shareholders will be elected for a four-year term.

At the date hereof, the directors of the combined company who will represent the French State have not yet been identified. The directors representing the French State will be nominated prior to the general shareholders’ meeting of Gaz de France. As noted above, within six months of the completion of the merger, the employees of the combined company will hold elections to designate the directors who will represent the employees and the employee shareholders of the combined company.

The following persons will be nominated for election by Gaz de France’s shareholders as directors of the combined company at the ordinary and extraordinary meeting of Gaz de France’s shareholders that will be held on July 16, 2008:

Name of Director	Term

Gérard Mestrallet	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Jean-François Cirelli	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Jean-Louis Beffa	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Paul Desmarais, Jr.	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Jacques Lagarde	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Anne Lauvergeon	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Lord Simon of Highbury	Four years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2011 annual accounts
Edmond Alphandéry	Three years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2010 annual accounts
Aldo Cardoso	Three years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2010 annual accounts
René Carron	Three years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2010 annual accounts
Albert Frère	Three years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2010 annual accounts
Thierry de Rudder	Three years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2010 annual accounts
Etienne Davignon	Two years, at the conclusion of the shareholders’ meeting which will approve the December 31, 2009 annual accounts

Directors will be compensated from a lump sum determined by the general meeting, which will be shared between the members of the board upon proposal of the Chairman.

To the knowledge of Gaz de France and Suez, none of the members of the board of directors of the combined company are related to each other.

To the knowledge of Gaz de France and of Suez, none of the members of the board of directors were sentenced for fraud in the last five years. None of the board members have been party to bankruptcy, seizure, or liquidation proceedings in the last five years and they have not been the object of an official public sanction or incrimination pronounced by a statutory or regulatory authority (including a professional organization). None of the members of the board have been forbidden by a court to act as a board member, as an executive, or to intervene in the management of the business of an issuer, in the past five years.

Finally, it is expected that Messrs. Philippe Lemoine and Richard Goblet d’Alviella will be nominated as observers (censeurs).

Biographical information on the Directors of the Combined Company Following the Merger

Gérard Mestrallet, 59, is a French citizen. A graduate of the prestigious French engineering school, École Polytechnique, and the Ecole Nationale d’Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors). Certain other directorships and positions: Chairman of the Board of Directors of SUEZ Energy Services, SUEZ Environment, Electrabel (energy), Houlival (finance), SUEZ-TRACTEBEL (Belgium), Chairman of Hisusa (investment company) (Spain), Vice-Chairman of Aguas de Barcelona (water) (Spain), Director of Saint-Gobain (construction) (France), Pargesa Holding S.A. (Switzerland), Member of the Supervisory Board of Axa (financial protection), Chairman of Hisusa (Spain), Chairman of the Board of Directors of Houlival.

Jean-François Cirelli, 49, has a degree from the Institut d’Etudes Politiques of Paris and the Ecole Nationale d’Administration in addition to a law degree. From 1985 to 1995, he worked at the Treasury Department of the Ministry of Economy Finances and Industry before becoming technical adviser to the President of the French Republic from 1995 to 1997, and then economic adviser from 1997 to 2002. In 2002, he was appointed assistant director in the office of the Prime Minister, Jean-Pierre Raffarin, and was responsible for economic, industrial and employee matters. He has been the Chairman and Chief Executive Officer of Gaz de France since September 2004.

Jean-Louis Beffa, 66, has a degree from the Ecole Polytechnique, is a Corps of Mines engineer and also has a degree from the Institut d’Etudes Politiques de Paris. He joined Compagnie de Saint-Gobain in 1974 as planning director and became managing director in 1982. He was Chairman and Chief Executive Officer of the Saint-Gobain group from 1986 to June 2007. He has been the Chairman of the board of directors Saint Gobain since June 2007. He is currently also President of Claude Bernard Participations, Vice Chairman of the board of directors of BNP Paribas, a member of the statutory Supervisory Board of Le Monde and Partenaires Associés, a director of the Bruxelles Lambert group, a member of the Supervisory Board of Le Monde and a member of the Supervisory Board of the publishing company of Le Monde.

Paul Desmarais, Jr., 53, is a Canadian citizen. Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau, France. He has a Master in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 and Chairman of the Executive Committee in May 2005. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996. Certain other directorships and positions: Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada (insurance), Chairman of the Executive Committee of Power Financial Corporation (Canada),Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding S.A. (investment company) (Switzerland), Vice-Chairman of the Board and member of the Strategy Committee of Imérys (building and construction) (France), Director and member of the Management Committee of Great-West Lifeco Inc. and its main subsidiaries, and of IGM Financial Inc. (insurance) (Canada) and its main subsidiaries, Director and member of the Permanent Committee of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Lafarge and Total S.A. (oil) (France), Member of the International Board, Board of Directors and Audit Committee of INSEAD (Institut Européen d’Administration des Affaires), Chairman of the International Advisory Board of HEC business school (Canada), Chairman of the Advisory Committee of Sagard Private Equity Partners (France), Member of the International Advisory Board of

Merrill Lynch, Director of Lafarge, Member of the International Advisory, Board of Merrill Lynch. He is a member of the Compensation Committee.

Jacques Lagarde, 70, holds dual French-US nationality. Jacques Lagarde is a graduate of the prestigious French business school HEC and of Harvard Business School. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (dental laboratories) (USA), Chairman of the Executive Board of Braun AG (electrical goods) (Germany), Chairman of the Supervisory Board of Braun AG and Executive Vice-President of The Gillette Company (cosmetics and toiletries) (USA). Certain other directorships and positions: None. He is the Chairman of the Audit Committee.

Anne Lauvergeon, 48, is a French citizen. A graduate of the prestigious French engineering school, the Ecole des Mines, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. After holding various positions in the industry, in 1990, she was appointed Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). In 1995 she was appointed Managing Partner of Lazard Frères et Cie. From 1997 to 1999, she was Executive Vice-Chair and member of the Executive Committee of Alcatel in charge of industrial holdings. Anne Lauvergeon has been Chair of the Areva group Executive Board since July 2001 and Chair and Chief Executive Officer of the Areva NC (previously Cogema) group since June 1999. Certain other directorships and positions: Chair of the Areva Group Executive Board (energy), Chair of the Board of Directors of Areva NC (previously Cogema) (energy), Chair of Areva Enterprises Inc. (energy) (United States), Vice-Chair of the Supervisory Board of Safran S.A. (electronics military), Director of Areva T&D Holding S.A. (energy), Total (oil), Vodafone Group Plc (telecommunications) (United Kingdom). She is a member of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

Lord Simon of Highbury, 68, is a British citizen. Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961 he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from May 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997. Certain other directorships and positions: Senior Advisor Morgan Stanley International (Europe), Director of Unilever plc (food), Member of the International Advisory Board of Fitch (finance) (Belgium), Member of the Advisory Board of Dana Gas International, Member of Cambridge University Council, and Trustee Hertie Foundation (United Kingdom). He is Chairman of the Compensation Committee.

Edmond Alphandéry, 64, is a French citizen. Edmond Alphandéry is a graduate of the Paris Institute of Political Studies (IEP) and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II as well as Mayor of Longué-Jumelles and departmental councillor of Maine-et-Loire. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002 and a Director of Icade since 2004. He has also been Chairman of the Centre National des Professions Financières since June 2003 and a member of the European Advisory Board of Lehman Brothers since June 2007. Certain other directorships and positions: Chairman of the Board of Directors of CNP Assurances (insurance), Chairman of CNP International (insurance), Director of Calyon (bank), Icade (real estate) (France), Caixa Seguros (finance) (Brazil), CNP Fineco Vita (insurance) (Italy), Chairman of the Centre National des Professions Financières, Member of the European Advisory Board of Lehman Brothers (finance), Chairman of the Board of Directors of CNP Assurances, Member of the European Advisory Board of Lehman Brothers. He is a member of the Audit Committee.

Aldo Cardoso, 52, has a degree from the Ecole Supérieure de Commerce de Paris and has a Master degree in commercial law and a degree in accounting. From 1979 to 2003, he held several positions successively at Arthur Andersen: consultant, principal (1989), President of Arthur Andersen France (1994), member of the board of directors of Andersen Worldwide (1998), President of the board of directors (not executive) of Andersen Worldwide (2000) and Managing Director of Andersen Worldwide (2002-2003). Since 2003 he has been director of French and foreign companies. He is currently a director of Orange, Rhodia, Accor, Imerys and Mobistar (Belgium), and is currently also an observer of Axa Investment Managers and Bureau Veritas.

René Carron, 53, is a French citizen. René Carron operates a farm in Yenne. He is a Knight of the French Legion of Honor and the French National Order of Merit and a Commander of the French Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which became Caisse Régionale des Savoies after its merger with Caisse de Haute-Savoie in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003 and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole S.A. Certain other directorships and positions: Chairman of the Board of Directors of Crédit Agricole S.A. (bank), Chairman of Caisse Régionale de Crédit Agricole des Savoies, Confédération Internationale du Crédit Agricole (“CICA”) (bank), Fondation pour l’Agriculture et la Ruralité dans le Monde (“FARM”) (France), Vice-Chairman of Confédération Nationale de la Mutualité de la Coopération and Crédit Agricole (“CNMCCA”), Fédération Nationale du Crédit Agricole, Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam (commercial and industrial company), Sacam Participations, Scicam (France), Member of the Supervisory Board of Lagardère (media), Member of the Management Committee of GIE GECAM, Permanent representative of Crédit Agricole S.A., Director of Fondation de France, Director of Fiat S.p.A. (automoblies) (Italy). He is Chairman of the Nomination Committee and a member of the Ethics, Environment and Sustainable Development Committee.

Albert Frère, 82, is a Belgian citizen. After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981, in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert. Certain other directorships and positions: Honorary manager of Banque Nationale de Belgique, Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert (investments) (Belgium), Chairman of the Board of Directors of ERBE (medical technology), Frère-Bourgeois, Financière de la Sambre and Fingen S.A. (Belgium), Stichting Administratiekantoor Frère -Bourgeois (the Netherlands), Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding S.A. (Switzerland), Chairman of the Supervisory Board of Métropole Télévision M6 (France), Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium), Director of LVMH (luxury brands), Château Cheval Blanc and Raspail Investissements (France), Grupo Banca Leonardo (Italy), Permanent representative of Frères Bourgeois and Manager of GBL Verwaltung SARL (energy) (Luxembourg), Permanent representative of Beholding Belgium S.A. on the Board of Directors of Groupe Arnault, Member of the International Committee of Assicurazioni Generali S.p.A. (Italy), Permanent representative of Frères, Bourgeois and Manager of GBL, Verwaltung S.A.RL (Luxembourg), Permanent representative of Beholding, Belgium S.A. on the Board of Directors of Groupe Arnault.

Thierry de Rudder, 59, holds dual Belgian and French nationality. Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director. Certain other directorships and positions: Executive Director of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Imerys (building and construction), Lafarge (construction materials), Total (oil) (France), Compagnie nationale à Portefeuille (private equity), and SUEZ-TRACTEBEL (energy) (Belgium), Director of Lafarge (building materials).

Etienne Davignon, 75, is a Belgian citizen. Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and TRACTEBEL on October 31, 2003. He then became Vice-Chairman of SUEZ-TRACTEBEL. Certain other directorships and positions: Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits (restoration), Recticel (chemicals and plastics), SN Airholding (airline) (Belgium), Vice-Chairman of SUEZ-TRACTEBEL (Belgium), Director of Accor (hotels and tourism) (France), Cumerio (metals), Sofina S.A. (holding company), S.N., Brussels Airlines (Belgium) and Gilead (therapeutics) (United States). He is Chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

Operation of the Board of Directors of the Combined Company

Meetings of the Board

The directors will be convened (by any means) for board meetings in accordance with applicable law and the board’s own regulations. The internal rules and regulations of the board of directors after the merger provide that the board of directors will meet at least six times per year. In addition, at least one-third of the members of the board may, by proposing an agenda, ask the Chairman to call a board meeting if one has not taken place for at least two months. Any director who would like the board to consider a question which does not appear on the proposed agenda must inform the Chairman of the board prior to the board meeting. The Chairman will inform the board of such questions.

The convening notice will mention the place of the meeting and will include the agenda as determined by the Chairman. Notice may be made by any means, even orally, and will be served at least seven days before the meeting is called, except when urgent matters or necessity require otherwise.

The Chairman of the board will convene and chair the board meetings. If he is unavailable, he will be replaced by the Vice-Chairman or, in the Vice-Chairman’s absence, by another director chosen by the board at the beginning of the meeting. The office of secretary of the board and its committees and the preparation of minutes of meetings will be the responsibility of the Secretary General.

Decisions of the board will be taken in accordance with the majority and quorum requirements provided by French law. In the case of a deadlock, the Chairman shall have a deciding vote. The Chairman may organize board meetings by videoconference, Internet transmission or other means of telecommunication, subject to the requirements of law and the board’s internal rules and regulations. The draft internal regulations, as they will be proposed to the board of directors of the combined company, provide that persons participating by the above means of communication shall be considered to be present for purposes of voting and establishing a quorum, subject to applicable laws and regulations.

Any director may grant another director the power to vote on his behalf. The directors must be sent appropriate documentation and information enabling them to fulfill their duty. Except in the case of an emergency or of necessity, these documents will be communicated at least five days before each meeting.

The draft internal regulations, as they will be proposed to the new board of directors formed as a result of the merger, provides that the Chairman of the board and Chief Executive Officer and the Vice-Chairman of the board and President, will each be vested with the most extensive powers in order to act under any circumstances in the name of the combined company, subject to the limits set out by the law and the following provisions:

•	The Chairman of the board and Chief Executive Officer and the Vice-Chairman of the board and President will require the prior authorization of the board to conclude any significant contract with the French State relating to the aims and means of the implementation of public service missions undertaken by the new entity or its subsidiaries, within the limits fixed by law.

•	The Chairman of the board of directors and Chief Executive Officer and the Vice-Chairman of the board of directors and President will require the prior authorization of the board to take the following corporate actions:

•	taking or selling any interest of the combined company or of its subsidiaries in any existing or future company, establishing any new company, joint venture, consortium and entity, subscribing to the issuance of securities, where for the contemplated transaction the financial exposure of the combined company or the combined Group exceeds €350 million. The board of directors will review the opportunity to increase this threshold following the general meeting held in 2010 to approve the 2009 accounts;

•	contributing, assets or securities, with or without boot, exchanges, in an amount exceeding the limit to be set by the board of directors;

•	in the case of litigation, entering into any agreement, or agreeing to settle, in an amount exceeding the limit to be set by the board of directors; and

•	granting security interests in corporate assets.

The Chairman and Chief Executive Officer and the Vice-Chairman and President will require the prior authorization of the board to acquire or sell real estate when the amount exceeds the limit to be set by the board of directors.

The Chairman and Chief Executive Officer and the Vice-Chairman and President will require the prior authorization of the board to take the following corporate actions when such corporate actions exceed the limit to be set by the board of directors:

•	the granting or entering into of any loan, credit or advance by the combined company or any of its subsidiaries or financing vehicles; and

•	the acquisition or sale of any claim or debt.

The board of directors will set the aggregate limit and transaction type of any security, support or guarantee that the Chief Executive Officer and Vice-Chairman may authorize each year.

The Chairman and Chief Executive Officer will, from time to time, and at least once per year, cause the agenda of the board of directors to include a review of the budget, the industrial and financial strategy of the combined Group, and the energy supply policy of the combined Group.

The Vice-Chairman and President will have the same powers to represent the combined company with respect to third parties as the Chairman and Chief Executive Officer and will be subject to the same limitations. The board of directors of the combined company will determine the respective powers of the offices of Chairman and Chief Executive Officer, on the one hand, and Vice-Chairman and President, on the other hand.

Independence Criteria of the Board of Directors

The draft internal regulations, as they will be proposed to the board of directors of the combined company, provide that the independence criteria of the directors will be set by the board of directors taking into account best market practices (MEDEF/AFEP report on corporate governance for French listed companies for the last 5 years). The MEDEF/AFEP report considers a director independent, if such director:

•	is not an employee or officer of the combined company, or one of its consolidated companies or does not hold a position on the board of directors of one of its consolidated companies; or shall not have held a similar position for the past five years;

•	is not an officer of another company in which the company holds, directly or indirectly, a position on the board of directors, or in which an employee designated as such or an officer of the company (at present or having held such position within the past five years) serves on the board;

•	is not a significant customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

•	does not have close family ties with an officer of the combined company;

•	has not been an auditor of the combined company within the last five years; and

•	has not been a director of the combined company for more than twelve years.

However, the report adds that the board of directors may consider that, although a particular director meets all of the above criteria, he or she cannot be held to be independent owing to the specific circumstances of the person or the combined company, due to its ownership structure or any other reason, and the converse also applies.

For directors who hold 10% or more of the shares or voting rights of the combined company, the board of directors will determine whether such director may be considered independent based on the composition and ownership of the share capital of the combined company and the existence of any potential conflict of interest.

According to the draft internal regulations, as they will be proposed to the board of directors of the combined company, the board of directors will prepare an evaluation of the independence of its directors each year for the general shareholders’ meeting called to approve the annual accounts.

Committees of the Board of Directors

Gaz de France and Suez have agreed to propose to the board of directors of the combined company that they establish the following five committees, each of which will be chaired by an independent director:

•	audit committee: composed of three to six directors, at least two-thirds of whom shall be independent directors;

•	strategy and investments committee: composed of three to five directors, at least half of whom shall be independent directors;

•	nominating committee: composed of three to five directors, at least half of whom shall be independent directors;

•	remuneration committee: composed of three to five directors, at least half of whom shall be independent directors; and

•	ethics, environment and sustainable development committee: composed of three to five members, at least half of whom shall be independent directors.

The length of the mandate of the members of the committees will be equal to the length of their mandate as director.

The proposal to the board of directors of the combined company on which persons should sit on each committee will be finalized prior to the merger based on an agreement between the parties pursuant to which of the first four committees described above, two shall be chaired by a director designated amongst the candidates of Suez and two shall be chaired by a director designated among the candidates of Gaz de France.

The board of directors may create new committees from time to time.

Operation of the Committees of the Board of Directors

The principal responsibilities, powers and means for the operation of each of the committees will be described in the internal rules and regulations of the board of directors of the combined company, which will be presented in draft form for approval during the first board meeting following the merger. The principal terms and conditions of those internal rules and regulations with respect to the committees are:

Audit Committee

The audit committee will meet at least four times per year, notably before the finalization of the annual and half-year accounts. The committee will set its own meeting calendar. However, the audit committee may be convened upon the request of its chairperson or any two of its members.

The audit committee will regularly meet with the statutory auditors, in particular prior to the publication of semi-annual or annual accounts, under conditions that it determines.

The audit committee will prepare minutes of each of its meetings. These minutes will be communicated to each of the members of the audit committee and, upon request, to the other members of the board of directors. The chairperson of the audit committee, or any other member of the committee so designated will report to the board of directors on the work of the committee.

Responsibilities of the audit committee

Accounts

The audit committee will:

•	review the accounts and give its opinion on the draft annual accounts and half year accounts, before they are reviewed by the board of directors;

•	review the relevance and consistency of the accounting principles and rules used to prepare the annual and consolidated accounts and prevent any violation of these rules;

•	have presented to the committee the scope of consolidation and seek any necessary clarifications;

•	hear from, whenever it deems necessary, the statutory auditors, the management, the finance department, internal auditors or any other member of management; these hearings may take place without the participation of management (direction générale);

•	review before publication, drafts of the annual and interim accounts, reports on operations and results, accounts (including forecasts) established for the purpose of a specific material transaction, as well as any important financial announcement;

•	review the quality of the internal procedures enabling the combined company to respect the stock market regulations; and

•	be informed annually of the financial strategy and of the condition of the combined Group’s principal financial transactions.

External Control

The audit committee will:

•	review the nomination, reengagement or dismissal of the statutory auditors and the amounts of statutory audit fees;

•	supervise the procedures for engaging the statutory auditors for all projects other than the auditing of accounts and, more generally, ensure the respect of the principles which assure the independence of the statutory auditors;

•	pre-approve all projects for which the statutory auditors are engaged other than the audit of the accounts;

•	examine each year, with the statutory auditors, the amounts of fees paid by the combined company and the combined Group, to affiliates of the statutory auditors, the scope of the proposed audit, the conclusions of such audit and the recommendations made and subsequent actions taken; and

•	decide upon, if necessary, the points on which the statutory auditors and management (direction générale) may disagree in the course of the statutory auditors’ work.

Internal Control

The audit committee will:

•	review the effectiveness and quality of the internal control systems and procedures of the combined company;

•	examine, with the parties responsible for the internal audit, the intervention plan, the conclusions of the audit and the recommendations made, as well as, subsequent actions taken; if necessary, this examination may take place without the participation of management (direction générale);

•	be informed by management, or any other means, of any third party complaints or internal information which criticizes the accounting documents or the internal control procedures of the combined company or the procedures put in place to keep the committee so informed, as well as, any actions taken to remedy any complaints or criticism; and

•	assign any task to the internal auditors that the committee considers necessary.

Risk Management

The audit committee will:

•	regularly review the financial situation of the combined company, its cash flow and the combined Group’s significant obligations and risks; and

•	examine the risk management policies and procedures to evaluate and manage risks.

Strategy and Investments Committee

The Chairman and Vice-Chairman of the board of directors will attend the meetings of the strategy and investments committee, unless otherwise decided by the committee.

Responsibilities of the Strategy and Investments Committee

The strategy and investments committee establishes its meeting schedule.

The strategy and investments committee must:

•	give its opinion to the board of directors on strategic orientations of the combined company, in particular on:

•	the strategic plan (on its different aspects); and

•	the public service contract.

•	give its opinion on all organic and external growth projects, including those of divestment, strategic agreements, alliances or partnerships, which are submitted to the board of directors.

The strategy and investments committee will prepare minutes of each of its meetings. These minutes will be communicated to each of the members of the strategy and investments committee and, upon request, to the other members of the board of directors. The chairperson of the strategy and investments committee, or another member of the committee so designated will report to the board of directors on the work of the committee.

Nominating Committee

The Chairman and Vice-Chairman of the board of directors will attend the meetings of the nominating committee, unless otherwise decided by the committee.

The nominating committee will meet at least once per year, prior to the approval of the agenda of the annual shareholders’ meeting to review draft resolutions concerning positions on the board of directors submitted to it.

Meetings of the nominating committee will be called from time to time by the Chairman of the board of directors or the chairperson of the nominating committee, or upon the request of at least half of the committee’s members.

Minutes of the meetings of the committee will be prepared. The minutes will be provided to members of the committee and to the other members of the board of directors. The chairperson or a designated member of the committee will report to the board of directors on the opinions and recommendations of the committee.

Responsibilities of the Nominating Committee

The nominating committee will:

•	review each nominee candidacy for the position of director, which requires to be submitted to the shareholders’ meeting and provide an opinion and/or recommendation on such nominee to the board of directors; and

•	prepare, in a timely manner, recommendations for the replacement of the Chairman of the board of directors.

Remuneration Committee

The Chairman and Vice-Chairman of the board of directors will attend the meetings of the committee, unless otherwise decided by the committee.

The remuneration committee will meet at least twice per year, of which one meeting will be held prior to the approval of the agenda of the annual shareholders’ meeting to review draft resolutions concerning positions on the board of directors submitted to it.

The remuneration committee will meet, when necessary, upon the call of the Chairman of the board of directors, the chairperson of the remuneration committee or upon the request of half of its members.

Minutes of the meeting of the committee will be prepared. The minutes will be provided to the members of the committee and to the other members of the board of directors. The chairperson or a designated member of the committee will report to the board of directors on the opinions and recommendations of the committee.

Responsibilities of the Remuneration Committee

The remuneration committee will:

•	provide the board of directors with recommendations concerning the remuneration, retirement benefits, benefits in kind and diverse financial rights (including, as the case may be, grants of options and/or free shares) attributed to the Chairman and Vice-Chairman of the board of directors and to members of the board of directors which are parties to employment contracts with the combined company;

•	make recommendations on the remuneration to be paid to members of the board of directors; and

•	review at least once per year the conditions under which the harmonization of working conditions is implemented, and to make sure that their competivity is comparable to that of similar groups worldwide.

Ethics, Environmental and Sustainable Development Committee

The ethics, environmental and sustainable development committee will meet at least once per year. Minutes of the meetings of the committee will be prepared. The minutes will be provided to members of the committee and to the other members of the board of directors.

The chairperson or a designated member of the committee will report to the board of directors on the opinions and recommendation of the committee.

Responsibilities of the Ethics, Environmental and Sustainable Development Committee

The ethics, environmental and sustainable development committee will oversee compliance with the individual and collective values upon which the combined company bases its activities and the rules of conduct to which each of the group’s employees must adhere.

The ethics, environmental and sustainable development committee will ensure the implementation of procedures necessary to:

•	revise applicable group-wide codes in order to keep them up to date and to ensure their distribution and compliance;

•	ensure that foreign subsidiaries apply their own codes of conduct in keeping with applicable local laws and regulations;

•	ensure training sessions to accompany the distribution of group charters; and

•	obtain information on solutions retained by committees of the various companies of the combined Group.

Ethics

Directors’ Charter

The internal rules and regulations of the board of directors will contain a Directors’ Charter which, as will be the case with the internal rules and regulations, will apply to each director, representative of any legal person that is a director of the combined company, the representatives of the French State (Commissaires du Gouvernement) and, more generally, each person participating in or attending (on a permanent basis or from time to time) the meetings of the board of directors.

Rules of Conduct

The board of directors will adopt rules of conduct relating to the management of privileged and confidential information, transactions in the combined company’s shares and to prevent insider trading that will apply to all employees, directors and officers.

Agreements Relating to Directors

The internal rules and regulations of the board of directors will set forth the terms upon which agreements in which directors of the combined company have an interest are to be communicated to the Chief Executive Officer and board of directors.

Board of Directors of the Large Subsidiaries

Gaz de France and Suez have agreed that they will seek balanced representation of Gaz de France and Suez on the boards of directors of their large subsidiaries and on the committees of the combined Group’s operational branches. With respect to “regulated” subsidiaries (GRTgaz, GrDF, Fluxys), balanced representation will be sought within the framework of principles of independent management.

The following persons will be nominated to the offices described below:

•	Yves Colliou, as a director of Fluxys and the companies that will be created as a result of the implementation of agreements made with respect to Publigaz and the Belgian energy market (Pax Electrica II), as well as with regards to anti-trust agencies;

•	Jean-Marie Dauger, as a director and a member of the strategic committee of Electrabel; and

•	Jean-François Cirelli, as non-executive Chairman of the board of directors of Electrabel and vice-Chairman of the board of directors of Suez-Tractebel and SES.

•	Suez representatives will serve on the board of directors of GRTgaz and GrDF.

Appraisal Rights

Holders of Suez ordinary shares are not entitled to appraisal rights with respect to the merger as a matter of French law.

Accounting Treatment of the Merger

For the purpose of the Pro Forma Financial Information, the merger has been accounted for as a reverse acquisition.

In accordance with IFRS 3 (Business Combinations), Gaz de France intends to account for the merger under the purchase method of accounting. In accordance with this method, the acquirer purchases net assets and recognizes at fair value the assets acquired and liabilities assumed, including those previously not recognized by the acquired entity. The measurement of the acquirer’s assets and liabilities previously recognized are not affected by the transaction.

The purchase method of accounting requires the determination of an accounting acquirer. Based on the analysis of all the factors set forth in paragraphs 19 to 21 of IFRS 3, including (i) the relative ownership of Gaz de France and Suez shareholders in the combined company upon completion of the merger, (ii) the relative fair value of Gaz de France and Suez, (iii) the issuance by Gaz de France of ordinary shares in connection with the merger and (iv) the existence of a minority voting interest in the combined entity (the French State), Gaz de France’s management has concluded that Suez will be considered the accounting acquirer and Gaz de France the accounting acquiree under IFRS. As a consequence, this merger will be accounted for as a reverse acquisition. See Note 1 (Description of the transaction and basis of presentation) to the section “Unaudited Pro Forma Financial Information” appearing elsewhere in this prospectus.

The cost of the business combination is deemed to have been incurred by Suez (i.e., the accounting acquirer). The cost of the business combination will be measured as the aggregate of (i) the market value at the effective time of the merger of Suez shares, adjusted to take into account the effect of the 65% spin-off of Suez Environnement Company, that Suez would have had to issue if the business combination had taken place in the form of Suez issuing additional shares to Gaz de France’s shareholders in exchange for their shares in Gaz de France for the same ownership ratio and (ii) any cost directly attributable to the business combination.

In accordance with IFRS, the fair value of the Suez shares deemed to be issued will be determined based upon their price at the acquisition date. For purposes of the Pro Forma Financial Information, the cost of the business combination has been based on the market price of Gaz de France’s and Suez’ shares on June 4, 2008 (the date at which the merger agreement was approved by the board of directors of each group).

The excess of the cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed will be recognized as goodwill.

In applying this method of measurement, the measurement of Gaz de France’s acquired assets and liabilities assumed could differ materially from their carrying value in Gaz de France’s books.

Certain Legal and Regulatory Matters

Privatization and legislative amendments

The French law of December 7, 2006, relating to the Energy Sector, the new energy law, authorizes the French State to reduce its interest in the share capital of Gaz de France to less than 50%, it being specified that the State’s interest must exceed one-third of Gaz de France’s share capital. Pursuant to Article 39 of the new energy law, Gaz de France was added to the list of French companies formerly operating in the public sector which may be transferred to the private sector in accordance with law No. 93-923 of July 19, 1993, the 1993 privatization law. Decision 2006-543 DC of November 30, 2006 of the Conseil Constitutionnel, the French constitutional court, permits the effective transfer of Gaz de France to the private sector from July 1, 2007.

The new energy law provides for the following material changes to the natural gas sector in France:

•	deregulation of the natural gas market, allowing consumers to select their provider of choice;

•	certain consumer protection measures relating to the supply of natural gas, such as special rates for domestic customers whose revenues are lower than a threshold set by the French government;

•	the organization of the separation of distribution network construction, operation and maintenance activities and supply activities; and

•	that the share capital of the company managing the distribution network be held only by either Gaz de France, the French State or public sector organizations.

Relationship of the new entity with the French State

In accordance with the new energy law, the French State will have to retain more than one-third of GDF SUEZ’ share capital.

Due to the French State’s interest in GDF SUEZ following the merger, the following rules will apply:

•	Representation of the French State on the board of directors: pursuant to the French law-decree of October 30, 1935 (as amended by the laws of July 25, 1949 and May 15, 2001), the State will retain a pro rata number of positions on the board of directors of GDF SUEZ. This number may not represent more than two-thirds of the total and should constitute a minimum of two board members. The directors elected by the employees should not be taken into account when determining the total number of board members in this respect.

•	Nomination of directors representing the State: such board members will be appointed by a ministerial order rather than by the shareholders.

•	Representation of employees on the board of directors: in consideration of Gaz de France being on the list of French companies formerly operating in the public sector that may be transferred to the private sector, the French privatization law of August 6, 1986 will compel Gaz de France to amend its by-laws prior to the merger in order to permit the board of directors of the combined entity to have three directors elected by the employees of Suez and Gaz de France and one director representing the employee shareholders.

In accordance with the new energy law, the French Minister of Energy will designate a government commissioner as a non-voting observer on the board and committee meetings of GDF SUEZ and its transmission and distribution subsidiaries. Such observer will be entitled to present its opinions at any general shareholder’s meeting.

Pursuant to decree No. 2007-1790 of December 20, 2007 issued in accordance with Article 39 of the new energy law, which modifies Article 24-1 of law No. 2004-803 of August 9, 2004, the French State possesses a golden share which allows it to oppose, on a permanent basis, the decisions of Gaz de France and its French subsidiaries (or of any other company to which the rights or obligations of Gaz de France have been assigned) relating to, directly or indirectly, the sale of, granting of security interests in, the transfer of operations or the change in use of certain types of assets set forth in the decree, if the French State considers that such decision could jeopardize France’s essential interests in the energy sector related to the continuity and security of energy supply in France. Pursuant to the decree and its annex, such assets are: the natural gas transport networks located on French territory, assets related to the distribution of natural gas located on French territory, the underground natural gas storage facilities located on French territory and LNG installations that are located on French territory.

In accordance with decree No. 93-1296 of December 13, 1993, any transaction involving the sale or granting of a security interest in the assets enumerated in the decree No. 2007-1790 dated December 20, 2007 will have to be disclosed to the Minister in charge of economy. If after one month from the disclosure date, the Minister in charge of the economy has not opposed the transaction by issuing an order published in the official journal of the French Republic (Journal Officiel de la République Française), the transaction will be deemed approved. The one-month period may be extended for fifteen additional days by order of the Minister. Additionally, the Minister may waive this veto right. In the event of a veto, the Minister in charge of the economy will inform the company of its decision and of the reasons for the decision.

Approval of the French Privatization Authority

It is planned that the privatization of Gaz de France will occur through an industrial, commercial and financial cooperation agreement between Gaz de France and Suez, leading to the merger of Suez into Gaz de France. This agreement was signed on June 5, 2008. An English translation of this agreement is included as Exhibit 99.13 to the Registration Statement of which this prospectus is a part.

This mode of privatization is made possible by the adoption of decree No. 2007-1784 dated December 19, 2007, issued as required by French Law No. 93-923 of July 19, 1993, which sets forth the approval for the transfer to the private sector of the majority of Gaz de France’s capital, and by decree No. 93-1041 of September 3, 1993, as amended by decree No. 2008-80 dated January 24, 2008, issued as required by the French law of August 6, 1986, the

1986 privatization law. The objectives of the Industrial, Commercial and Financial Cooperation Agreement will then be published in the official journal of the French Republic (Journal Officiel de la République française).

The 1986 privatization law and French Law No. 93-1041 of September 3, 1993, as amended, require the approval of the French privatization authority known as the Holdings and Transfers Commission (Commission des Participations et des Transferts), or the CPT, to the terms of the transfer of control of Gaz de France to the private sector. The CPT is expected to deliver its consent to the completion of the transaction before the ordinary and extraordinary general meetings convened by Suez and Gaz de France.

The CPT’s decision will be published in the official journal of the French Republic, following which Gaz de France will issue a press release informing the public of such decision. The decision will be available on Gaz de France’s Internet site.

An order (arrêté) of the French Minister of Economy, Finances, and Employment, based on the CTP’s favorable opinion will then determine the final terms of the transfer of control of Gaz de France to the private sector.

The merger, if approved at the shareholders’ meetings of Gaz de France and Suez, will implement the transfer of the majority of Gaz de France’s capital to the private sector.

Agreements with the Belgian State

When the proposed merger was presented to the Belgian government on March 9, 2006, the Belgian government expressed a favorable view of the project and reaffirmed its commitment to the improvement of the operation of the electricity production market in Belgium. At the same time, however, the Belgian government indicated that it would like Suez to offer additional undertakings in addition to those which it undertook in the agreement to promote competition in the electrical production markets, known as the “Pax Electrica I,” which was concluded in the autumn of 2005 between the Belgium government and Suez.

The Belgian government has publicly indicated its desire to see the number of players in the electricity production sector grow, so that, in addition to the combined company, at least two other producers operate in the sector.

In this context, Suez and Electrabel have entered into a revised agreement, referred to as “Pax Electrica II,” in which they have given the following additional undertakings to the Belgian State, which will be observed by the combined company following the merger:

•	Suez and Electrabel have agreed to enter into an agreement with SPE to increase SPE’s share of the output of the nuclear facilities Doel 3 & 4 and Tihange 2 & 3 by 250 MW by amending the terms of the previous joint ownership agreement between Electrabel and SPE. The parties also agreed to conclude a long-term sales contract with SPE for 285 MW, which may be converted into joint ownership interests upon expiry. These agreements will be performed under globally competitive and balanced economic terms. The agreement will also result in the exchange of SPE’s share of 100 MW in the output of Chooz B power station for 100 MW in Doel 3 & 4 and Tihange 2 & 3, so as to bring the group’s nuclear capacity in France to 1,200 MW.

•	The combined Group will continue to look into the possibilities for the simultaneous acquisition of assets with other players in the Belgian market on settled and balanced terms. This plan is in line with the combined Group’s strategy and will contribute to accelerating its growth in Europe, without calling into question its combined production capability — 55,270 MW at the end of 2007 — and its long-term profitability.

•	During the implementation period of the measures referred to above, the Suez group has undertaken not to increase electricity prices (energy portion) in Belgium for residential customers, except under certain exceptional circumstances. The combined company will contribute to the security of gas supply in the country by following an investment plan, and it will continue with its efforts to propose competitive prices. Furthermore, the combined company will develop long-term contract proposals in Belgium with large industrial consumers as compatible with European law.

•	Following the Belgian government’s intervention in the recent evolution of the energy costs for households, Suez made a single €100 million contribution in 2006.

•	The Belgian government confirmed the importance that it attached to the maintenance of a stable relationship with the sector through appropriate consultation mechanisms, and therefore to guarantee general stability of the regulatory framework which applies to the combined company.

•	Measures to reinforce the Belgian State’s control over the availability of nuclear supplies and to favor their use for investments in the domains of renewable energy and energy savings in Belgium have been established, without compromising the existing system in relation to the rights and obligations of the nuclear operator and the supplier. The supplier is associated with the Belgian State, through the Commission of Nuclear Reserves (Commission des provisions nucléaires).

Regulatory Approvals Required for the Merger

European Union Competition Laws

Gaz de France and Suez each conduct business in the Member States of the European Union. Council Regulation (EC) No. 139/2004 of the Council of the European Union, which is referred to as the EC Merger Regulation, requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the European Commission before such mergers and acquisitions are consummated. As the sales of Gaz de France and Suez exceed the prescribed thresholds, they were required to jointly notify the European Commission.

Gaz de France and Suez jointly submitted their proposed merger to the European Commission in February 2006 and Gaz de France and Suez officially filed a Form CO with the European Commission on May 10, 2006. The European Commission reviewed the merger to determine whether it was compatible with the common market, and, accordingly, whether or not to allow it to proceed. A concentration which would not significantly impede effective competition in the common market or in a substantial part of it, in particular as a result of the creation or strengthening of a dominant position, shall be declared compatible with the common market and must be allowed to proceed. If, following a preliminary Phase I investigation, the European Commission finds that the merger raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation.

On November 14, 2006, following a Phase II investigation, the European Commission declared the merger compatible with the Common Market and authorized its completion.

In connection with the European Commission’s review, Gaz de France and Suez have agreed to take the following measures:

•	The combined Group will sell the 25.5% investment in SPE held by Gaz de France.

•	The combined Group will sell Suez’ interest in its subsidiary Distrigas. Nonetheless, the combined Group will have the possibility to impose on Distrigas and its new owner the condition that they take any measures necessary to facilitate the transfer to the new group of supply contracts for a volume of 20 TWh, and will enter into supply contracts for a maximum total volume of 50 TWh with Distrigas for the supply of Electrabel and its subsidiary ECS (Electrabel’s subsidiary). It is specified that the volumes will decrease (i) contemporaneously with the decrease of the volumes of the supply contracts corresponding to Distrigas with the producer, and (ii) proportionally with the decrease of ECS’s sales market share of gas supplies to public distributors. The duration of these contracts, which will include H and L gas, will be five years. These different measures will secure volumes of gas for the supply of customers and of Electrabel’s plants.

•	The combined Group will decrease its interest in Fluxys S.A. (owner of the transport and storage facilities in Belgium) to a maximum of 45%. The combined Group will no longer have a controlling interest over Fluxys S.A. and Fluxys S.A.’s independence, in terms of management, will be guaranteed by many changes to its corporate governance. Simultaneously, the combined Group will have a maximum 60% interest in the Zeebrugge terminal, one of the biggest European terminals, with the creation of a company, Fluxys International, which owns the LNG terminal at Zeebrugge, the hub manager and other activities outside Belgium.

•	The combined Group has made the following commitments regarding heating networks and infrastructures:

•	Measures facilitating access to the Zeebrugge hub (creation of a single entry point); undertaking to initiate a consultation of the market in respect to the second extension of the LNG terminal of Zeebrugge and reinforcement of the North-South transit capacity through Belgium; new storage capacities; improvement of the transparency rules in the Belgian market.

•	Transfer of Distrigas & Co (a company responsible for marketing transit capacity on the Troll and RtR routes) to Fluxys; application to new transit contracts in Belgium of the code of conduct governing transmission.

•	Transfer of the equity interest held by Gaz de France (25%) in Segeo (a company owning a gas pipeline in Belgium linking the Dutch and French borders) to Fluxys.

•	Substantial development of additional storage capacities in France in order to keep up with future market development, and substantial increases in the regasification and discharge capacities of the Montoir de Bretagne terminal, the current capacity of which (8 billion m3) shall be stepped up to 12 billion m3 in the medium term and 16 billion m3 thereafter.

•	Division of the methane terminal management business in France into subsidiary companies, as per the model adopted in 2005 for the transport network (GRTgaz) and, in the near future, the distribution grid operators (GrDF). At December 31, 2007, Gaz de France had already turned the terminal at Fos-Cavaou into a subsidiary and proceeded with the separation of the distribution network.

•	Improvement of corrective measures relating to the use of GRTgaz’s transport network and measures to improve the transparency of storage in France.

•	Sales of the Cofathec Services heating networks and the Cofathec Coriance subsidiary (Cofathec Coriance is responsible for managing public service delegation contracts for heating networks to local authorities), with the exception of its activities in cold networks.

Suez and Gaz de France have reserved the possibility of implementing the required dispositions while simultaneously acquiring other energy assets.

Following a competitive bidding process, on May 24, 2008, Suez announced that it had entered into exclusive negotiations with ENI in order to reach a definitive agreement regarding the sale of its equity interest in Distrigas. On May 29, 2008, Suez announced that it had concluded a firm and definitive agreement with ENI with respect to such sale. The agreement values Suez’ interest in Distrigas at €2.7 billion. The completion of this transaction is subject to the completion of the merger between Gaz de France and Suez, the non-exercise by Publigaz of its preemptive rights, the European Commission’s approval of ENI as the buyer and anti-trust clearance. In line with the simultaneous asset acquisitions described above, Suez has also entered into a framework agreement with ENI for the acquisition of the following energy assets in Italy:

•	1,100 MW of virtual production capacity in Italy (at a price of €1.2 billion);

•	the gas distribution network of the municipality of Rome (at a price of €1.1 billion);

•	a collection of Exploration-Production assets (at a price of approximately €273 million);

•	a gas supply contract to provide 4 billion m3 per year in Italy with a term of 20 years (with an option for an additional supply contract relating to the delivery of 2.5 billion m3 per year in Germany for a term of 11 years); and

•	an LNG supply contract relating to 900 million m3 in the Gulf of Mexico.

On March 28, 2008, Gaz de France entered into exclusive negotiations with A2A, the leading Italian operator in the urban heating market in Italy, for the sale of Cofathec Coriance, and on May 29, 2008, Cofathec, a Gaz de France subsidiary, signed a sale agreement with A2A regarding such disposal. The purchase price to be paid by A2A amounts to €44.6 million. The transaction remains subject to the approval of the European competition authorities.

On May 24, 2008, following a competitive bidding process, Gaz de France announced that it had entered into exclusive negotiations with EDF regarding the sale of its interest in Segebel. Segebel, a company that GDF owns jointly (50/50) with Centrica, owns a 51% equity interest in SPE.

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976

This merger is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and its associated rules. As a result, the proposed merger may not be completed until notification has been filed with the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, and the required waiting period has expired or been terminated.

We filed our notification and report form under the HSR Act with respect to the merger on September 19, 2006. On October 1, 2006, the FTC and the Antitrust Division notified Gaz de France and Suez that the required waiting period had been terminated before its expiration. As this authorization has expired, a new notification was filed on November 13, 2007. On November 23, 2007, the U.S. Federal Trade Commission notified Gaz de France and Suez that the waiting period had again been terminated early.

Other Authorities

Gaz de France and Suez have assets and make sales in numerous jurisdictions throughout the world outside the European Union and the United States. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction.

Appropriate filings have been made by Gaz de France and Suez in those jurisdictions where it is determined that a filing is required. However, the clearances received in Mexico and the Ukraine have expired. A deferment of the Mexican clearance was obtained, and a new notice was filed in the Ukraine and the authorization obtained. In Argentina, discussions with the anti-trust authorities are on-going in view of a possible deferment of the authorization obtained.

The antitrust or competition laws of certain jurisdictions outside of the European Union and the United States permit relevant agencies to investigate and institute proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although Gaz de France and Suez do not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the merger or the operations of Gaz de France and Suez, there can be no assurance that such investigations or proceedings will not be initiated and, if initiated, will not have a material adverse impact on the completion of the merger or the operations of Gaz de France and Suez.

Mandatory Tender Offers

Upon completion of the merger, pursuant to the local laws under which certain of Suez’ direct and indirect subsidiaries are organized, GDF SUEZ may be required to launch tender offers for the outstanding shares of such subsidiaries. However, waivers have been obtained in a number of jurisdictions where mandatory tender offers may be required:

•	Brazil. Suez indirectly controls 68.73% of the shares in Tractebel Energia S.A., a company listed on the Novo Mercado segment of the Bolsa de Valores de Sao Paolo in Brazil. GDF SUEZ may have to launch a mandatory tender offer on Tractebel Energia’s minority shareholders if the merger would indirectly trigger a disposition of an existing controlling stake in Tractebel Energia. Gaz de France and Suez applied for a waiver to be granted by the Bolsa de Valores de Sao Paolo and by the Comissao de Valores Mobiliarios. On February 29, 2008, the Comissao de Valores Mobiliarios granted an unconditional waiver which has become final. The Bolsa de Valores de Sao Paolo has verbally agreed to an unconditional waiver as well.

•	Thailand. Suez indirectly controls 69.11% of the shares in Glow Energy Public Company Limited, a company listed on the Stock Exchange of Thailand. GDF SUEZ may have to launch a public tender offer on Glow Energy Public Company’s minority shareholders if the merger would trigger an indirect change in control of Glow Energy Public Company. On January 10, 2008 the Thai Securities and Exchange Commission granted a waiver valid for 6 months to Gaz de France, thereby renewing the expired waiver which had previously been granted by the Thai Takeover Panel. Suez has taken action to be granted, prior to the merger consummation date, a further renewal of the waiver that will expire on July 9, 2008. Such renewal is expected to be automatically granted absent any material changes in the waiver grounds.

•	Peru. Suez indirectly controls 61.7% of the shares in Energia del Sur S.A., a company listed on the Lima Stock Exchange in Peru. GDF SUEZ may have to launch a public tender offer on Energia del Sur’s minority shareholders holding 23.63% of the shares if the merger would indirectly trigger a transfer of more than 25% of the shares in the company. On February 21, 2007 the Comision Nacional Supervisora de Empresas y Valores granted a waiver on the condition that an independent valuator certifies no control premium has been paid in connection with the merger. The valuator appointment process (organized by way of public tender) is ongoing.

•	Chile. Suez indirectly controls 82.34% of the shares in Edelnor S.A. and 56.6% of Inversiones Aguas Metropolitanas S.A. which in turn controls 50.1% of the shares in Aguas Andinas S.A., all such companies being listed on the Chilean Stock Exchange. GDF SUEZ may have to launch a public tender offer on Edelnor’s, Inversiones Aguas Metropolitanas’ and Aguas Andinas’ minority shareholders if the merger would trigger an indirect change in control of a company that in turn controls a Chilean listed company which represents more than 75% of the consolidated assets of that company. Gaz de France is in the process of applying for a ruling to be issued by the Superintendencia de Valores y Seguros confirming that Edelnor’s, Inversiones Aguas Metropolitanas’ and Aguas Andinas’ assets will not represent more than 75% of GDF SUEZ’ consolidated assets. The ruling was issued on April 15, 2008.

•	Czech Republic. Suez Environnement holds 46% of the Czech company B.V.K. (Brnenske Vodarny a Kanalizace a.s.), the company operating water and wastewater of the city of Brnö. Even though Suez Environnement is only a minority shareholder, and due to the shareholders’ agreement Suez Environnement signed with the Municipality of Brnö being the majority shareholder, Suez Environnement is considered as a controlling shareholder under the Czech legislation. Therefore, the absorption of Suez by Gaz de France triggers under the Czech legislation, an indirect change of control, and therefore an obligation for the absorbing company, Gaz de France, to launch a mandatory public offer on the minority interests representing only 2.78% of the listed share capital. However, the Czech National Bank, high administrative authority for the regulation of the Czech stock exchange has granted a specific authorization to Suez Environnement in order to substitute Suez Environnement to GDF SUEZ for the mandatory public offer. Therefore, the public offer is to be launched by Suez Environnement directly within 60 days following the absorption of Suez by Gaz de France.

•	Morocco. Upon completion of the merger and the spin-off of Suez Environnement, the absorption of Suez, ultimate controlling shareholder of Lydec by Gaz de France could have been considered as a change of control under Moroccan law and therefore could have triggered an obligation to require GDF SUEZ to initiate a tender offer on the remaining minority interests of Lydec, the Moroccan subsidiary of Suez Environnement. However, the Moroccan Authority, the “Conseil Déontologique des Valeurs Mobilières”, by a letter dated June 5, 2008, formally exempted the future combined company GDF SUEZ from such obligation considering that the said absorption of Suez by Gaz de France did not trigger any change of control.

The United States Exon-Florio Amendment

The Exon-Florio Amendment empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, finds credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect national security. By a 1988 executive order, the President delegated to the Committee on Foreign Investment in the United States, or CFIUS, the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. Gaz de France and Suez submitted, on September 22, 2006, a joint voluntary notice of the merger to CFIUS, in accordance with the regulations implementing the Exon-Florio Amendment and pending amendments thereto. On October 26, 2006, the U.S. Department of the Treasury issued a no-action letter stating that CFIUS had determined that the transaction did not raise issues of national security that would warrant further investigation. Gaz de France and Suez notified CFIUS of the revised transaction on October 9, 2007 and were advised that the 2006 notice remains in effect.

Stock Exchange Listings

Gaz de France’s ordinary shares are currently listed and admitted to trading on the Euronext Paris market. Gaz de France will apply for the supplemental listing of the Gaz de France ordinary shares to be issued in connection with the merger on the Euronext Paris market. Following the merger, GDF SUEZ will also apply to list its shares on the Euronext Brussels market of NYSE Euronext and the Luxembourg Stock Exchange. In order to effect such listings, Gaz de France and GDF SUEZ will comply with all of the usual requirements of such exchanges within the time periods specified by such exchanges.

Securities Regulatory Authorities

The issuance of Gaz de France’s shares to the shareholders of Suez upon completion of the merger is being made in accordance with French and U.S. federal and state securities law. The Gaz de France ordinary shares to be issued to holders of Suez ordinary shares who are resident in the United States and to holders of Suez ADSs will be registered with the SEC.

Certain Other Regulatory Matters

The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities. Gaz de France and Suez are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger.

Although Gaz de France and Suez do not expect regulatory authorities to raise any significant objections to the merger, they cannot be certain that they will obtain all required regulatory approvals or that these approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the merger.

Consultation with Workers’ Councils/Response of Labor Unions to the Proposed Merger

French law requires that workers’ councils, which are employee representative bodies, composed of elected employees who are generally union representatives, be informed of and consulted about transactions such as the merger between Gaz de France and Suez.

Gaz de France put in place an information and consulting process with both its French and European workers’ councils, respectively the CCE (Comité Central d’Entreprise) (formally, the Conseil Supérieur Consultatif des Comités Mixtes à la Production) and the CEE (Comité d’Entreprise Européen), immediately following the announcement of the merger on February 26, 2006.

Since February 2006, Gaz de France’s workers’ councils have met many times to discuss the terms of the proposed merger and the merger notification made by Gaz de France and Suez to the European Commission. They also met several times to discuss various aspects of the merger (social, economic and financial) and the effect of Gaz de France’s effective privatization.

On November 21, 2006, the European Workers’ Council won a judgment of a French court to require Gaz de France to postpone a meeting of its board of directors which would approve the merger, until this workers’ council had more time to consider the merger and give its approval. This lower French court decision was upheld in the Paris Court of Appeal on November 21, 2006.

On November 29, 2007, Suez’ French Workers’ Council voted in favor of the merger of Gaz de France and Suez, while expressing its opposition to the planned spin-off of Suez Environnement.

On January 7, 2008, Suez’ European Workers’ Council issued a negative opinion on the merger citing its opposition to the spin-off of Suez Environnement. The Suez board of directors noted the qualified opinion described above of the French Workers’ Council and the negative opinion of the European Workers’ Council. No concessions were made by Suez to either the French Workers’ Council or the European Workers’ Council in connection with the consultation process. The financial advisors to Suez did not consider either opinion in issuing their fairness opinions. Furthermore, as there are no legal ramifications stemming from the substance of the Workers’ Councils opinions, there are no consequences to the company or shareholders, including stock price or other indicators of shareholder value.

On January 22, 2008, a French court issued a judgment instructing Gaz de France to provide certain additional information to its French Workers’ Council in order for them to be able to issue an opinion on the transaction. This judgment, which effectively further delayed the transaction calendar, resulted from a petition by Gaz de France on December 18, 2007 to have the court cause Gaz de France’s workers’ councils to provide their opinions after several months of consultation.

Following the provision of additional information, Gaz de France’s European Workers’ Council issued a negative opinion on March 11, 2008, citing its opposition to the privatization of Gaz de France and the absence of additional employment guarantees.

On February 19, 2008, Gaz de France’s newly elected French Workers’ Council met for the first time. Gaz de France formally presented the merger project to its new French Workers’ Council at consultations held on April 2, April 9, April 25, May 6 and May 15, 2008.

On May 16, 2008, Gaz de France convoked its French Workers’ Council for a final meeting on May 26, 2008 to obtain their opinion on the merger. The secretary of Gaz de France’s French Workers’ Council subsequently contested the convocation and sought a summary judgment seeking to delay this final meeting on the basis that additional information was required for the council to reach an opinion. On May 23, 2008, a French court rejected the request to delay the meeting. Gaz de France’s French Workers’ Council subsequently issued its negative opinion on May 26, 2008 thereby completing the workers’ consultation process.

As noted above, the provision of an opinion by the Workers’ Councils, whether negative or positive, was required under French law before the boards of Gaz de France and Suez could approve the merger agreement, however, the substance of such opinion does not have legal ramifications and is not expected to adversely affect the completion of the transaction.

Although certain categories of Gaz de France’s employees (e.g., sales and marketing department, younger employees) are generally supportive of the merger, the five legal unions which represent Gaz de France employees are not in favor of the privatization of Gaz de France and remain attached to the principle that the French State should retain majority control of companies operating in the energy sector. Two of these unions are not opposed to a business alliance with Suez but they recommend some form of cross-holdings rather than a merger.

Apart from the delays to the transaction calendar, the repercussions of this opposition have been relatively limited. A total of nine strike days have been announced by four unions opposed to the merger since early March 2006. The participation in these strike days ranged from 31% at the highest to 4% at the lowest. On the last national strike day which occurred on January 7, 2007, participation in the strike was 6%. By way of comparison, this strike participation rate is significantly less than that relating to the strikes called in connection with Gaz de France’s initial public offering in which participation reached 63% on occasion. Additionally, three other strike days were organized between September and December 2007, to protest against the reform of the special retirement regimes, which concerns not only Gaz de France’s employees and other companies of the professional branch, but also affects the employees of the French transportation sector, the French opera, and French notaries. This reform, which will become effective on July 1, 2008, will lead to an increase in the duration of pension contribution by employees.

Employees affected by the reform will now contribute during 40 years instead of 37.5 years. This increase will occur between 2008 and 2012. This reform is meant to take into account the increase of life expectancy and to create a balance between the duration of dues contributions of public sector employees and private sector employees. The mobilization of Gaz de France employees with respect to this issue has been decreasing, with the last strike (December 6, 2007) reflecting participation of 19% of Gaz de France’s employees.

Although the proposed merger continues to raise questions among some of Gaz de France’s employees (notably among the most senior laborers and employees), Gaz de France believes that there is a large number of employees who see the merger as an opportunity to develop the company and improve their career prospects. According to an internal survey, 74% of our employees indicated that they wish to “stay with Gaz de France in the future.”

Interests of Directors and Officers of Gaz de France and Suez in the Merger

The directors and executive officers of both Gaz de France and Suez have interests in the merger as individuals in addition to, and that may be different from, their interests as shareholders of the companies. The directors and officers of both companies were aware of these interests and considered them, among other matters, when deciding to approve the merger agreement.

Ownership of Common Stock, Stock Options

Security Ownership of Suez Executive Officers and Directors

As of December 31, 2007 directors of Suez owned an aggregate of 98,014 Suez ordinary shares. None of the Suez executive officers owned more than 1% of Suez ordinary shares. Directors held an aggregate of 2,336,205 options to purchase ordinary shares of Suez common stock.

None of Suez’ stock options will vest or accelerate as a result of the merger.

No payment or benefit in kind will become due to any Suez director or executive officer upon consummation of or as a result of the merger and related transactions.

Security Ownership of Gaz de France Executive Officers and Directors

As of December 31, 2007, directors and executive officers of Gaz de France beneficially owned an aggregate of 16,698 Gaz de France ordinary shares, corresponding to 0.0017% of the voting rights of the Company. To the extent the directors of Gaz de France that represent the French State can be considered as affiliates of the French State, as of December 31, 2007 the directors and executive officers of Gaz de France beneficially owned an aggregate of 785,146,544 Gaz de France ordinary shares (including the French State’s interest), corresponding to 79.80% of the voting rights of the Company. The directors and officers of Gaz de France do not hold any stock options relating to Gaz de France shares.

The approval of the merger requires the affirmative vote of two-thirds of the votes cast (in person or by proxy or mail) at the extraordinary general shareholders’ meeting of Gaz de France held to approve the merger.

No payment or benefit in kind will become due to any Gaz de France director or executive officer upon consummation or as a result of the merger.

Designation as Directors of the Combined Company

GDF SUEZ Directors

Gaz de France and Suez agreed on the principles of the organization, operation and governance of the combined company in a protocol (Protocole d’Accord) dated June 5, 2008. This protocol was approved by the board of directors of each of Suez and Gaz de France on June 4, 2008. For an English translation of this agreement, see Exhibit 99.12 to the Registration Statement of which this prospectus is a part.

Pursuant to the protocol, the board of directors of the combined company will be initially composed of 24 members, of which ten members will be persons designated by Suez’ board of directors and ten members will be designated by Gaz de France’s board of directors. Suez’ board of directors has designated the following persons for membership to the combined company’s board of directors: Paul Desmarais Jr., Jacques Lagarde, Anne Lauvergeon, Lord Simon of Highbury, Edmond Alphandéry, René Carron, Albert Frère, Thierry de Rudder, Etienne Davignon, Gérard Mestrallet, Robert Goblet d’Alviella, Jean Peyrelevade, Jean-Jacques Salane. Gaz de France’s board of directors has designated the following persons for membership to the combined company’s board of directors (this list excludes the members to be appointed by the French State who will be identified prior to the July 16, 2008, shareholders’ meeting).

Accordingly, the current board of directors of each of Gaz de France and Suez will nominate the persons listed above as candidates to be elected by the extraordinary and ordinary general meetings of their respective companies to be held in connection with the approval of the merger.

The current directors of both Suez and Gaz de France that are expected to serve on the board of directors following the combination are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy, including the payment of attendance fees (jetons de présence).

GDF SUEZ Management

Certain of the executive officers of Gaz de France and Suez will be offered continued employment after the completion of the merger. The combined company will be managed by a management committee consisting of six members, which will include the chief executive officer of Suez immediately prior to the merger, Gérard Mestrallet (who will be the Chairman and Chief Executive Officer of the combined company), the chief executive officer of Gaz de France immediately prior to the merger, Jean-François Cirelli (who will be the President and Vice-Chairman of the combined company), Yves Colliou (currently the Chief Operating Officer of the Infrastructures branch of Gaz de France), Jean-Marie Dauger (currently, the Chief Operating Officer of the Global Gas and LNG branch of Gaz de France), Jean-Pierre Hansen (currently the Chief Operating Officer of Suez) and Gérard Lamarche (currently the Chief Financial Officer of Suez).

Interests of Experts and Counsel

None of Ernst & Young Audit, Ernst & Young et Autres, Mazars & Guérard, DeGolyer and MacNaughton, Darrois Villey Maillot Brochier, Davis Polk & Wardwell or Debevoise & Plimpton LLP owns shares of Gaz de France or Suez or has a material economic interest that depends on the success of the transaction.

Deloitte & Associés does not own shares of Suez nor does it have an impermissible financial interest that depends on the success of the transaction.

Fees and Expenses

The expenses of Suez and Gaz de France relating to the merger are estimated to amount to approximately €290 million (excluding taxes). These expenses consist principally of fees to be paid to the parties’ legal, financial and accounting advisors and to the merger auditors (commissaires à la fusion). The combined shareholders’ meeting of Gaz de France called to approve the merger will be asked to deduct against the merger premium the expenses that have not previously been expensed through income by the companies (i.e., approximately €230 million).

Opinion of Goldman Sachs International to the Board of Directors of Gaz de France

On June 4, 2008, Goldman Sachs International made a presentation of its financial analyses of the transaction to the board of Gaz de France and rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated June 5, 2008, to the board of directors of Gaz de France that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Gaz de France. On June 5, 2008, Goldman Sachs International delivered to the board of directors of Gaz de France its written opinion, that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement, dated as of June 5, 2008 (the “merger agreement”), was fair from a financial point of view to Gaz de France. The opinion of Goldman Sachs International noted that the merger agreement contemplates an internal reorganization of Suez to consolidate its environment activities under Suez Environnement Company (“Suez Environnement”) and the distribution by

Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger pursuant to the merger agreement.

The full text of the written opinion of Goldman Sachs International, dated June 5, 2008, which was issued in English and sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs International provided its opinion for the information and assistance of the board of directors of Gaz de France in connection with its consideration of the transaction contemplated by the merger agreement. The opinion of Goldman Sachs International does not constitute a recommendation as to how any holder of Gaz de France ordinary shares, Suez ordinary shares or Suez American Depositary Shares (“Suez ADS”) should vote with respect to the merger, the distribution of ordinary shares of Suez Environnement or any issuance of Gaz de France ordinary shares. The opinion of Goldman Sachs International was not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des Marchés Financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité”, nor shall Goldman Sachs International be considered an “expert indépendant”, in each case within the meaning of the French Règlement Général of the Autorité des Marchés Financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs International reviewed, among other things:

•	the definitive merger agreement, dated June 5, 2008;

•	a draft of the registration statement on Form F-4 for the merger, dated May 27, 2008;

•	a draft of the Document E for the merger pursuant to the merger agreement, dated May 31, 2008;

•	a draft of the Document d’information for the distribution of Suez Environnement ordinary shares contemplated by the merger agreement, dated May 13, 2008;

•	annual reports to shareholders of Gaz de France for each of the five fiscal years ended December 31, 2007;

•	the Document de Base for Gaz de France registered with the AMF as of April 1, 2005;

•	the Documents de Référence for Gaz de France for each of the three fiscal years ended December 31, 2007;

•	annual reports to shareholders and Documents de Référence of Suez for each of the five fiscal years ended December 31, 2007;

•	annual reports on Form 20-F of Suez for each of the five fiscal years ended December 31, 2006;

•	certain interim reports to shareholders of Gaz de France and Suez;

•	certain other communications from Gaz de France and Suez to their respective shareholders;

•	certain internal financial analyses and projections for Gaz de France prepared by the management of Gaz de France, as approved by the management of Gaz de France for use by Goldman Sachs International for purposes of its opinion (the “Gaz de France Management Projections”);

•	certain internal financial analyses and projections for Suez and Suez Environnement prepared by the management of Suez (including of Suez Environnement), as approved by the management of Gaz de France for use by Goldman Sachs International for purposes of its opinion (the “Suez Management Projections”, and together with the Gaz de France Management Projections, the “Projections”); and

•	certain cost savings and operating synergies jointly projected by the managements of Gaz de France and Suez to result from the transaction contemplated by the merger agreement, as approved by the management of Gaz de France for use by Goldman Sachs International for purposes of its opinion (the “Synergies”).

The Gaz de France Management Projections and the Suez Management Projections have been prepared by the managements of Gaz de France and Suez, respectively, on a stand-alone basis and are based on various assumptions, including regarding the evolution of brent oil and electricity baseload prices, the evolution of the applicable regulatory environment and regulated tariff levels, the development of electricity generation capacity, reserves and upstream production, currency exchange ratios and other factors. The Projections do not reflect the potential impacts from the business dispositions and other measures required by the European Commission, other competent competition authorities or other authorities as a condition to their approval of the merger. They also do not reflect the undertakings made by Suez to the government of Belgium in connection with the merger as part of the Pax Electrica II agreement. The Synergies have been determined by the managements of Gaz de France and Suez after giving effect to those business dispositions, other measures and undertakings, as well as to the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger. Furthermore, the Gaz de France Management Projections, the Suez Management Projections and the Synergies do not reflect the impact of any mandatory tender offer for the securities of any company partially owned, directly or indirectly, by Gaz de France or Suez that may be required to be made as a result of the transaction, if any.

Goldman Sachs International has held discussions with members of the senior management of Gaz de France regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of Gaz de France. Goldman Sachs International has also held discussions with members of the senior management of Suez regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of Suez (including Suez Environnement). In addition, Goldman Sachs International has reviewed the reported price and trading activity for Gaz de France ordinary shares, Suez ordinary shares and Suez ADS, compared certain financial and stock market information for Gaz de France and Suez with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the energy and environment sectors specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs International relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs International assumed with Gaz de France’s consent that the Projections and the Synergies have been reasonably prepared by the managements of Gaz de France and Suez (including Suez Environnement), as the case may be, and reflect the best currently available estimates of the management of Gaz de France. Goldman Sachs International has also assumed with the consent of Gaz de France that all governmental, regulatory or other consents or approvals necessary for the consummation of the transaction contemplated by the merger agreement have been and will be obtained, that all conditions to and undertakings made in connection with such consents or approvals and all other undertakings made to any governmental or regulatory authority in connection with the transaction (including, but not limited to, the business dispositions and other measures required by the European Commission, the undertakings made by Suez to the government of Belgium as part of the Pax Electrica II agreement and any other transaction contemplated by the merger agreement related to the fulfilment of such conditions and undertakings) have been and will be fulfilled and implemented, and that any mandatory tender offer for the securities of any company partially owned, directly or indirectly, by Gaz de France or Suez (including Suez Environnement) required to be made as a result of the transaction contemplated by the merger agreement (if any) will be made, in each case, without any effect on Gaz de France or Suez (including Suez Environnement) or on the expected benefits of the transaction contemplated by the merger agreement in any way meaningful to the analysis of Goldman Sachs International.

In addition, Goldman Sachs International has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Gaz de France, Suez, Suez Environnement or any of their respective subsidiaries and Goldman Sachs International was not furnished with any such evaluation or appraisal. Goldman Sachs International’s opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Gaz de France to engage in the transaction contemplated by the merger agreement nor the relative merits of this transaction as compared to any strategic alternatives that may be available to Gaz de France. The Goldman Sachs International opinion only addresses the fairness from a financial point of view to Gaz de France, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs International does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the transaction contemplated thereby, including, without limitation, the fairness of this transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Gaz de France, Suez or Suez Environnement or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Gaz de France or Suez (including Suez Environnement), or class of such persons in connection with the transaction contemplated by the merger agreement, whether relative to the exchange ratio in the merger pursuant to the merger agreement or otherwise. The opinion of Goldman Sachs International does not express any opinion as to the prices at which Gaz de France shares, Suez shares or shares in Suez Environnement will trade at any time. Goldman Sachs International’s opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of June 5, 2008 and Goldman Sachs International assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after June 5, 2008. Goldman Sachs International’s opinion was approved by a fairness committee of Goldman Sachs International.

The following presents a summary of certain financial analyses delivered by Goldman Sachs International to the board of directors of Gaz de France in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs International, nor does the order of analyses described represent any relative importance or weight given to those analyses by Goldman Sachs International. Some of the financial analyses presented in the summary include information presented in tabular format. The tables must be read together with the full text of each summary and are not on their own a complete description of Goldman Sachs International’s financial analyses.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 30, 2008 and is not necessarily indicative of current market conditions.

Where applicable, except as otherwise noted, illustrative equity value indications for Gaz de France, Suez, Suez Environnement or operating segments or units thereof were calculated by Goldman Sachs International by adjusting their respective enterprise value indications for net financial debt, minority interests and interests in associates, net financial assets, certain provisions, unfunded pension liabilities and certain other items based on the Projections, on public filings and other public information, and on other information released by or provided by Gaz de France and Suez. Furthermore, where applicable, and except as otherwise noted, enterprise value indications of Gaz de France, Suez, Suez Environnement and listed units thereof were calculated by Goldman Sachs International by adjusting their respective equity value indications based on their actual or average share price for net financial debt, minority interests and interests in associates, net financial assets, certain provisions, unfunded pension liabilities and certain other items based on Projections, on public filings and other public information, and on other information released by or provided by Gaz de France and Suez.

Except as otherwise noted, all per Gaz de France or Suez share calculations have been made using a diluted number of 968,770,388 Gaz de France ordinary shares and 1,298,575,218 Suez ordinary shares, respectively (excluding treasury shares as of April 30, 2008, and including, in the case of Gaz de France, free shares to be awarded to employees and, in the case of Suez, free shares to be awarded to employees and shares issuable upon exercise of stock options using the treasury method, which means such calculations assume the use of the proceeds from subscription of shares upon exercise of options for the repurchase of Suez shares in the market).

Unless indicated otherwise, when referring to Gaz de France, “EBITDA” has the same meaning as in the Gaz de France Management Projections, i.e., the Gaz de France’s definition of reported EBITDA (operating income before amortization, depreciation, impairment, provisions, replacement costs and employee share-based payments) adjusted for purposes of the foregoing, notably by excluding the net contribution from the sale of tangible and intangible assets and affiliates, by excluding latent gains and losses on the mark-to-market of operating financial instruments, and by including the impact of replacement costs and excluding restructuring costs. Unless indicated otherwise, when referring to Suez or Suez Environnement, “EBITDA” has the same meaning as in the Suez Management Projections, i.e., the Suez’s definition of reported EBITDA (current operating income before depreciation, amortisation and provisions, including the share in net result from associates and financial income (excluding interests), and excluding concessions renewal expenses and other items) adjusted for purposes of the foregoing, notably by excluding the share in net result from associates, by excluding financial income (excluding interests), and by including the impact of concessions renewal expenses and current assets amortisation.

Unless otherwise noted, consensus analyst forecasts for Gaz de France and Suez referred to in the financial analyses set out below were determined as the median of selected analyst forecasts published since the release of Gaz de France’s and Suez’s respective financial results for 2007, after adjustment of those forecasts to conform with the EBITDA definition used in those forecasts (generally corresponding to Gaz de France reported EBITDA or Suez reported EBITDA, as the case may be) to the EBITDA definition used for purposes of the Gaz de France Management Projections and Suez Management Projections, respectively.

Historical Stock Trading Analysis.  Goldman Sachs International reviewed the historical trading prices for the Gaz de France ordinary shares since July 7, 2005 (listing date following the initial public offering of Gaz de France) in terms of absolute share price performance and since February 21, 2006 (date before market rumours that Enel SpA intended to acquire a stake in Electrabel S.A.) in terms of absolute and relative share price performance. The relative share price performance of Gaz de France was examined in relation to certain companies that have operations that, for purposes of this analysis, may be considered similar to certain operations of Gaz de France, which companies are identified below under the “Selected Companies Analysis” section and referred hereinafter as the Selected Companies for Gaz de France, and in relation to the CAC 40 Index, the DJ Stoxx Index and the DJ Stoxx Utilities Index.

Goldman Sachs International also reviewed the historical trading prices for the Suez ordinary shares and the Suez ADS since February 21, 2006 in terms of absolute and relative share price performance. The relative share price performance of Suez was examined in relation to certain companies that have operations that, for purposes of this analysis, may be considered similar to certain operations of Suez, which companies are identified below under the “Selected Companies Analysis” section and referred to hereinafter as the Selected Companies for Suez, and in relation to the CAC 40 Index, the DJ Stoxx Index and the DJ Stoxx Utilities Index.

Historical Exchange Ratio Analysis.  For the latest one-month, three-month, six-month and twelve-month periods ended May 30, 2008, Goldman Sachs International computed the implied exchange ratios of volume-weighted average closing market prices on Euronext Paris of Suez ordinary shares, adjusted for the estimated impact (applied retroactively during the relevant periods) of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to volume-weighted average closing market prices on Euronext Paris of Gaz de France ordinary shares. The adjustment to the price of Suez ordinary shares for the prior distribution of Suez Environnement ordinary shares referred to above is based on the equity value indications of Suez Environnement derived from enterprise value indications calculated as the average of enterprise value indications obtained by applying respectively to the projected 2008 and 2009 EBITDA of Suez Environnement, as derived from the Suez Management Projections, the multiples of enterprise value to 2008 and 2009 projected EBITDA of Veolia Environnement as of May 30, 2008, such EBITDA estimates for Veolia Environnement being based on the median of equity research estimates from the Institutional Brokers Estimate System (“IBES”). The implied exchange ratio for each period was compared to the exchange ratio of 21 newly issued Gaz de France ordinary shares per 22 Suez ordinary shares pursuant to the merger agreement.

	Period Ended May 30, 2008
			Adjusted Implied
	Gaz de France	Suez	Exchange Ratio*

As of May 30, 2008	43.79	47.90	0.95	x
1-Month Period Ended May 30, 2008	42.69	45.55	0.92	x
3-Month Period Ended May 30, 2008	40.38	43.49	0.92	x
6-Month Period Ended May 30, 2008	39.29	43.57	0.95	x
12-Month Period Ended May 30, 2008	37.73	42.32	0.96	x

*	The Adjusted Implied Exchange Ratio is calculated as the price of one Suez ordinary share, adjusted, as described above, for the estimated impact (applied retroactively during the relevant periods) of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the price of one Gaz de France ordinary share.
Source: Datastream

Analysis of Target Prices of Research Analysts.  Goldman Sachs International analyzed the target prices for Gaz de France and Suez ordinary shares based upon publicly available equity research estimates. For each of Gaz de France and Suez, Goldman Sachs International reviewed target prices published since the release of 2007 financial year results, retained for the purposes of this analysis target prices based on the standalone value of each of Gaz de France and Suez and excluding target prices that already factored in the impact of the transaction contemplated by the merger agreement, such as synergies. The following table presents the implied exchange ratios of a range of illustrative target prices per Suez ordinary share, adjusted for the estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to a range of target prices per Gaz de France ordinary share. The adjustment of the illustrative target price per Suez ordinary share was based on enterprise value indications for the Suez Environnement operations of Suez, derived from the median of indications of the enterprise value of these operations as published by equity research analysts since the release of the 2007 financial results of Suez.

	Adjusted Implied Exchange Ratio*
	Low		High

Target price analysis	0.95	x	1.02x

*	The Adjusted Implied Exchange Ratio is calculated as the illustrative target price per Suez ordinary share, adjusted for the estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative target price per Gaz de France ordinary share.

Selected Companies Analysis.  Goldman Sachs International reviewed and compared certain financial information for Gaz de France to corresponding financial information, ratios and public market multiples for the following publicly listed companies in the European gas and electricity utilities sector and the European oil and gas exploration and production sector, each of which is referred to as a Selected Company for Gaz de France.

The Selected Companies for Gaz de France include:

A selection of European gas and electricity utilities listed below (“Selected Companies for Gaz de France (Utilities)”):

•	Centrica plc;

•	Enagas SA;

•	E.ON AG;

•	Gas Natural Sdg SA;

•	National Grid plc; and

•	Snam Rete Gas SpA.

A selection of European oil and gas exploration and production companies listed below (“Selected Companies for Gaz de France (Upstream)”):

•	BG Group plc;

•	Dana Petroleum plc;

•	Lundin Petroleum AB;

•	Maurel et Prom (Etablissements);

•	Tullow Oil plc; and

•	Venture Production plc.

Goldman Sachs International also reviewed and compared certain financial information for Suez to corresponding financial information, ratios and public market multiples for the following publicly listed companies in the European gas and electricity utilities sector, each of which is referred to as a Selected Company for Suez.

The Selected Companies for Suez include:

•	Eléctricité de France SA;

•	Enel SpA;

•	E.ON AG;

•	Iberdrola S.A.; and

•	RWE AG.

Although none of the Selected Companies for either Gaz de France or Suez are directly comparable to Gaz de France or Suez, respectively, the companies included were chosen because they are publicly listed companies with operations that for purposes of analysis may be considered similar to certain operations of Gaz de France or Suez.

Goldman Sachs International calculated and compared various financial multiples and ratios for the Selected Companies for each of Gaz de France and Suez with such multiples and ratios for Gaz de France and Suez, respectively, based on information as of May 30, 2008 that it obtained (i) from Datastream, (ii) from public filings and the median of IBES estimates with respect to the Selected Companies for each of Gaz de France and Suez, (iii) from public filings and the Gaz de France Management Projections for Gaz de France and the Suez Management Projections for Suez and (iv) from consensus analyst forecasts for Gaz de France and Suez. Goldman Sachs International reviewed and compared ratios of enterprise value to projected EBITDA, a common metric in the sectors where Gaz de France and Suez operate, as well as ratios of price to projected earnings per share, a metric that also captures differences in the capital intensity and tax efficiency of each relevant company.

With respect to each of Gaz de France and the Selected Companies for Gaz de France, Goldman Sachs International calculated the estimated enterprise value as a multiple of projected 2008 and 2009 EBITDA, and price to projected 2008 and 2009 earnings per share ratios as of May 30, 2008. The following table presents the results of this analysis:

	Selected Companies				Selected Companies				Gaz de France
	for Gaz de France				for Gaz de France						Consensus
	(Utilities)				(Upstream)				Management		Analyst
	Range		Median		Range		Median		Projections		Forecasts

Enterprise value as multiple of projected:
2008 EBITDA	5.1x-10.7	x	8.1	x	3.5x-13.6	x	6.8	x	7.6	x	7.9	x
2009 EBITDA	4.9x-9.3	x	7.7	x	2.9x-15.3	x	5.4	x	7.1	x	7.4	x

Price/ projected earnings per share:
2008 earnings per share	11.5x-18.9	x	15.4	x	9.6x-39.3	x	17.3	x	17.9	x	15.9	x
2009 earnings per share	10.2x-16.9	x	14.2	x	8.2x-46.6	x	14.8	x	16.6	x	15.1	x

-	The projected EBITDA and earnings per share for the Selected Companies for Gaz de France are based on the median of IBES estimates for each such Selected Company, with the exception of E.ON. E.ON’s projected 2008 EBITDA is adjusted to include the full-year contribution of the announced acquisition of certain Endesa assets, which adjustment is derived from projections published by selected research analysts for these assets.
-	The projected EBITDA of Gaz de France are based on Gaz de France Management Projections and on consensus analyst forecasts.
-	Gaz de France projected earnings based on Gaz de France Management Projections, adjusted for exceptional items, restructuring costs and impairment as per Gaz de France Management Projections, and on consensus analyst forecasts.
-	Based on trading prices as of market close on May 30, 2008, except for Dana Petroleum multiples that are as of April 22, 2008 (date prior to Dana Petroleum’s announcement on the discovery of potential new non-quantified reserves).

With respect to each of Suez and the Selected Companies for Suez, Goldman Sachs International calculated the estimated enterprise value as a multiple of projected 2008 and 2009 EBITDA, and price to projected 2008 and 2009 earnings per share ratios as of May 30, 2008. The following table presents the results of this analysis:

Selected Companies
	for Suez		Suez
Consensus
			Management	Analyst
	Range	Median	Projections	Forecasts

Enterprise value as multiple of projected:
2008 EBITDA	6.2x-10.6x	7.8x	10.0x	10.1x
2009 EBITDA	5.7x-9.8x	7.5x	9.0x	9.3x
Price/ projected earnings per share:
2008 earnings per share	11.8x-25.7x	15.6x	19.5x	17.6x
2009 earnings per share	11.2x-22.6x	13.7x	18.1x	15.5x

-	The projected EBITDA and earnings per share for the Selected Companies for Suez are based on the median of IBES estimates for each such Selected Company, with the exception of E.ON’s projected 2008 EBITDA is adjusted to include the full-year contribution of the announced acquisition of certain Endesa assets, which adjustment is derived from projections published by selected research analysts for these assets.

- The projected EBITDA for Suez are based on Suez Management Projections and on consensus analyst forecasts.

-	Suez projected earnings based on Suez Management Projections, adjusted for exceptional items, restructuring costs and impairment as per Suez Management Projections, and on consensus analyst forecasts.

- Based on trading prices as of market close on May 30, 2008.

Goldman Sachs International computed indications of enterprise value for Gaz de France by aggregating the indications of enterprise values of the exploration and production operations and of the rest of Gaz de France’s operations, as described below.

For purposes of this analysis, Goldman Sachs International calculated indications of the enterprise value of the exploration and production operations of Gaz de France by applying to the Gaz de France projected 2008 and 2009 EBITDA of such operations, as derived from selected analyst forecasts for the operating segment, and, separately, as assumed to represent 25% of projected 2008 and 2009 EBITDA of Gaz de France as per Gaz de France Management Projections, multiples corresponding to the averages for 2008 and 2009 of the enterprise value to projected EBITDA multiples of Dana Petroleum as of April 22, 2008 (on the basis of undisturbed multiples prior to the announcement of the discovery of potential new non-quantified reserves) and Venture Production as of May 30, 2008, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for Dana Petroleum and Venture Production, public companies that are similar (but not directly comparable) to the exploration and production operations of Gaz de France.

Indications of the enterprise value of Gaz de France excluding the exploration and production operations were calculated by Goldman Sachs International by applying to the projected 2008 and 2009 EBITDA of the rest of Gaz de France’s operations, as derived from consensus analyst forecasts for Gaz de France and selected analyst forecasts for the exploration and production operations, and, separately, as assumed to represent 75% of projected 2008 and 2009 EBITDA of Gaz de France as per Gaz de France Management Projections, multiples corresponding to the medians for 2008 and 2009 of the enterprise value to projected EBITDA multiples of the Selected Companies for Gaz de France (Utilities) as of May 30, 2008, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for the Selected Companies for Gaz de France (Utilities), public companies that are similar (but not directly comparable) to Gaz de France excluding the exploration and production operations.

Goldman Sachs International computed indications of enterprise value of Suez adjusted for the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, by aggregating the indications of enterprise value of Suez excluding the Suez Environnement operations, and 35% of the indications of equity value of Suez Environnement, as described below.

Goldman Sachs International calculated indications of enterprise value of Suez excluding Suez Environnement by applying to the projected 2008 and 2009 EBITDA excluding the contribution of Suez Environnement, derived from the Suez Management Projections, multiples corresponding to the median of the enterprise value to projected 2008 and 2009 EBITDA of the Selected Companies for Suez as of May 30, 2008, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for the Selected Companies for Suez that are similar (but not directly comparable) to Suez excluding Suez Environnement.

For the Suez Environnement operations of Suez, Goldman Sachs International calculated indications of enterprise value by computing the average of enterprise values derived from applying to the projected 2008 and 2009 EBITDA of Suez Environnement, as derived from the Suez Management Projections, the projected 2008 and 2009 EBITDA multiples of Veolia Environnement, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for Veolia Environnement, a public company that is similar (but not directly comparable) to the Suez Environnement operations of Suez. The adjustment to the price of one Suez ordinary share for the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement is based on the equity value indications of Suez Environnement derived from enterprise value indications referred to above.

Indications of the equity value of Gaz de France were calculated by Goldman Sachs International by applying to the projected 2008 and 2009 earnings of Gaz de France, as derived from consensus analyst forecasts for Gaz de France and, separately, as per Gaz de France Management Projections, multiples corresponding to the median of the price to the projected 2008 and 2009 earnings per share multiples of the Selected Companies for Gaz de France (Utilities) as of May 30, 2008, such projected earnings per share being based on the median of IBES estimates for the Selected Companies for Gaz de France (Utilities), public companies that are similar (but not directly comparable) to Gaz de France.

Indications of the equity value of Suez were calculated by Goldman Sachs International by applying to the projected 2008 and 2009 earnings of Suez, as derived from consensus analyst forecasts for Suez and, separately, as per Suez Management Projections, multiples corresponding to the median of the price to the projected 2008 and 2009 earnings multiples of the Selected Companies for Suez as of May 30, 2008, such projected earnings per share being based on the median of IBES estimates for the Selected Companies for Suez, public companies that are similar (but not directly comparable) to Suez.

The following table presents the range of implied exchange ratios of the illustrative price per Suez ordinary share, adjusted for the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share. This adjustment of the illustrative price per Suez ordinary share for the distribution of Suez Environnement ordinary shares mentioned above is based on the equity value indications of the Suez Environnement operations of Suez based on the average of enterprise value indications derived from the analyses set forth above.

Adjusted Implied Exchange Ratio*
	Low	High

Selected companies analysis	0.72x	0.97x

*	The Adjusted Implied Exchange Ratio is calculated as the illustrative price per Suez ordinary share, adjusted for estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share.

Discounted Cash Flow Analysis.  Goldman Sachs International performed an indicative discounted cash flow analysis on each of Gaz de France, Suez and Suez Environnement on a stand-alone basis, using the Gaz de France Management Projections and the Suez Management Projections. Goldman Sachs International calculated indications of net present value of (i) the free cash flows of each of Gaz de France, Suez and the Suez Environnement operations of Suez for the years 2008 through 2010 and (ii) indications of terminal values for each of Gaz de France, Suez and the Suez Environnement operations of Suez. These indications of net present value of free cash flows were calculated using discount rates ranging from 6.5% to 7.5% for Gaz de France and from 7.0% to 8.0% for Suez and the Suez Environnement operations of Suez. The indications of terminal values for each of Gaz de France and Suez were calculated using both (i) a perpetuity method assuming a given perpetuity growth rate of free cash flow for each company and (ii) applying an exit multiple corresponding to the ratio of enterprise value to 2007 actual EBITDA of each of Gaz de France and Suez, calculated using trading prices of their respective ordinary shares as of market close on May 30, 2008. For purposes of determining the indications of terminal value, normalised free cash flow and normalised EBITDA for Gaz de France and Suez were calculated as the projected free cash flow and EBITDA for 2010 under the Gaz de France Management Projections and the Suez Management Projections, as applicable, after certain adjustments provided respectively by the managements of Gaz de France and Suez and approved by Gaz de France for use by Goldman Sachs International for this purpose. These adjustments reflect the convergence towards the respective long-term macro-economic assumptions of Gaz de France and Suez for brent oil prices, electricity baseload prices and U.S. dollar/Euro exchange rates. Goldman Sachs International also performed a sensitivity analysis in order to reflect the convergence towards publicly available benchmarks for the long-term macroeconomic assumptions for electricity baseload prices, brent oil prices and U.S. dollar/Euro exchange rates. The indications of terminal values of the Suez Environnement operations of Suez were calculated using both a perpetuity method and an exit multiple corresponding to the ratio of enterprise value to 2007 actual EBITDA of Veolia Environnement, calculated using trading price of its ordinary share as of market close on May 30, 2008.

The following table presents the range of implied exchange ratios of the illustrative price per Suez ordinary share, adjusted for the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share, as derived from analyses set forth above. This adjustment of the illustrative price per Suez ordinary share is based on the equity value indications of the Suez Environnement operations of Suez derived from the discounted cash flow analysis performed by Goldman Sachs International on the Suez Environnement operations of Suez as set forth above.

Adjusted Implied Exchange Ratio*
Long-term macroeconomic assumptions	Low	Median	High

Assumptions provided by Gaz de France and Suez	0.83x	0.99x	1.14x

Sensitivity analysis based on publicly available benchmarks (2010 horizon)	0.89x	0.98x	1.06x

*	The Adjusted Implied Exchange Ratio is calculated as the illustrative price per Suez ordinary share, adjusted for the estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share, as derived from the discounted cash flow analysis set forth above.

Sum-of-the-Parts Analysis.  Goldman Sachs International performed a sum-of-the-parts analysis for each of Gaz de France and Suez based on their respective main business operations.

The seven operating segments of Gaz de France analyzed by Goldman Sachs International were:

•	Exploration and production operations;

•	Energy purchase and sale operations;

•	Services operations;

•	Transmission and distribution operations in France, excluding gas storage operations;

•	Gas storage operations in France;

•	Transmission and distribution operations outside of France; and

•	Other operations, corresponding mainly to corporate and holding functions.

For purposes of the sum-of-the-parts analysis of Gaz de France, Goldman Sachs International calculated indications of the enterprise value of the exploration and production operations of Gaz de France by applying to Gaz de France’s proven and probable reserves as of year-end 2007, a range of enterprise value multiples (expressed in U.S. dollars and converted into Euros using a U.S. dollar/Euro exchange rate of 1.56 as of May 30, 2008) per barrel of oil equivalent, corresponding to the enterprise value multiples per barrel of oil equivalent of Venture Production as of

May 30, 2008 (low end) and Dana Petroleum as of April 22, 2008 (prior to announcement on the discovery of non-quantified reserves) (high end), companies that may be considered as having a similar (but not directly comparable) profile to the exploration and production operations of Gaz de France.

Indications of the enterprise value of the energy purchase and sale operations of Gaz de France were calculated by Goldman Sachs International by applying to the projected 2008 EBITDA (Gaz de France’s definition of reported EBITDA) of such operations, as derived from selected analyst forecasts for the operating segment, a range of enterprise value to projected 2008 EBITDA multiples, with the low end corresponding to the enterprise value to projected 2008 EBITDA multiple of Centrica as of May 30, 2008, and the high end corresponding to the enterprise value to 2008 projected EBITDA multiple of Gas Natural as of May 30, 2008, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for Centrica and Gas Natural, public companies that are similar (but not directly comparable) to the energy purchase and sale operations of Gaz de France.

For the services operations of Gaz de France, Goldman Sachs International calculated indications of enterprise value by applying to the 2007 reported earnings before interest, tax and amortization of such operations a range of multiples from previous acquisition transactions involving private companies that may be considered similar (but not directly comparable) to these operations.

For Gaz de France’s transmission and distribution operations in France, Goldman Sachs International calculated indications of enterprise value by applying multiples ranging from 1.0 to 1.1 to the calendar year-end 2007 value of the regulated asset base (“RAB”) of such operations, as reported by Gaz de France.

For the transmission and distribution operations of Gaz de France outside France, excluding the gas storage operations, Goldman Sachs International calculated indications of enterprise value by applying to the projected 2008 EBITDA (Gaz de France’s definition of reported EBITDA) of such operations, as derived from selected analyst forecasts, a range of enterprise value to projected 2008 EBITDA multiples of public companies that may be considered similar (but not directly comparable) to the transmission and distribution operations of Gaz de France outside France.

For the gas storage operations of Gaz de France in France, Goldman Sachs International derived indications of enterprise value by applying to the projected 2008 EBITDA (Gaz de France’s definition of reported EBITDA) of such operations, as derived from selected analyst forecasts of the projected 2008 EBITDA of Gaz de France’s infrastructure operations in France, assuming the percentage contribution of the gas storage operations of Gaz de France to such EBITDA of the infrastructure operations in France for 2008 represents approximately 20% as derived from analyst estimates, a range of enterprise value to projected 2008 EBITDA multiples, with the low end corresponding to the enterprise value to projected 2008 EBITDA multiple of Centrica as of May 30, 2008, and the high end corresponding to the median of enterprise value to projected 2008 EBITDA multiples of the Selected Companies for Gaz de France (Utilities) as of May 30, 2008, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for the Selected Companies for Gaz de France (Utilities), public companies that are similar (but not directly comparable) to the gas storage operations of Gaz de France in France.

Finally, for other operations, corresponding mainly to corporate functions, Goldman Sachs International derived indications of enterprise value by applying a range of multiples to their projected 2008 EBITDA (Gaz de France’s definition of reported EBITDA), as derived from selected analyst forecasts.

Goldman Sachs International computed indications of enterprise value for Gaz de France by aggregating the indications of enterprise value of its seven operating segments determined as described above.

The five operating segments of Suez analyzed by Goldman Sachs International were:

•	Suez Energy Europe (“SEE”) operations;

•	Suez Energy International (“SEI”) operations;

•	Suez Energy Services (“SES”) operations;

•	Suez Environnement (“SE”) operations; and

•	Other operations, corresponding mainly to central and holding functions.

For purposes of the sum-of-the-parts analysis of Suez, Goldman Sachs International calculated indications of the enterprise value of Suez’s SEE operations by aggregating the enterprise values of Fluxys and Distrigaz, derived based on the trading market value of their respective ordinary shares as of May 30, 2008, and indications of the enterprise value of Electrabel determined by aggregating indications of the enterprise value of (i) Electrabel’s customer portfolio as of December 31, 2007, determined using a range of multiples based on enterprise value per customer ratios derived from previous acquisition transactions involving companies that may be considered similar (but not directly comparable) to its energy commercialization activities, and (ii) Electrabel’s electricity generation capacity, determined using a range of multiples based on enterprise value per MW ratios derived from previous acquisition transactions and related analysts research estimates involving companies that may be considered similar (but not directly comparable) to Electrabel.

Goldman Sachs International calculated indications of the enterprise value of the SEI operations of Suez by aggregating (i) the enterprise values of Tractebel Energia, Enersur and Glow, derived based on the trading market value of their respective ordinary shares as of May 30, 2008, (ii) indications of enterprise value for SEI’s other electricity generation capacity on the basis of a range of multiples based on enterprise value per MW derived from the trading price of the shares of public companies that may be considered similar (but not directly comparable) to such activities of SEI and a range of enterprise value per MW ratios derived from previous acquisition transactions involving companies that may be considered similar (but not directly comparable) to such activities of SEI, and (iii) indications of the enterprise value of SEI’s LNG activities calculated by applying a range of enterprise value to projected 2008 EBITDA multiples derived from analyst estimates to the LNG activities’ projected 2008 EBITDA (Suez’s definition of reported EBITDA) as derived from analyst estimates.

For the SES operations of Suez, Goldman Sachs International calculated indications of their enterprise value by applying to the 2007 reported current operating income of such operations a range of multiples derived from previous acquisition transactions involving companies that may be considered similar (but not directly comparable) to such activities of SES.

For the SE operations of Suez, Goldman Sachs International calculated indications of their enterprise value by computing the average of enterprise values derived from applying to the 2008 and 2009 projected EBITDA of Suez Environnement, as derived from the Suez Management Projections, a range of enterprise value to projected 2008 and 2009 EBITDA multiples derived at the low end from the enterprise value to projected 2008 and 2009 EBITDA multiples for Agbar, at the mid-point from the enterprise value to projected 2008 and 2009 EBITDA of Veolia Environnement, and at the high end from the enterprise value to projected 2008 and 2009 EBITDA of Veolia Environnement increased by a 10% premium, such enterprise values and projected EBITDA being calculated based on the trading prices of the shares and on the median of IBES estimates for Veolia Environnement and Agbar, public companies that are similar (but not directly comparable) to the SE operations of Suez.

Finally, for other operations, corresponding mainly to corporate functions of Suez, Goldman Sachs International derived indications of enterprise value by applying a range of multiples to their projected 2008 EBITDA (Suez’s definition of reported EBITDA) based on selected analyst forecasts.

Goldman Sachs International computed indications of enterprise value for Suez by aggregating the indications of enterprise value of its five operating segments, the SEE, SEI, SES, SE and other operations, as determined and described above.

The following table presents the implied exchange ratios of the illustrative price per Suez ordinary share, adjusted for the estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share derived from this sum-

of-the-parts analysis. This adjustment is based on the equity value indications of Suez Environnement derived from enterprise value indications calculated as set forth above under “ — Sum-of-the-Parts Analysis”.

Adjusted Implied Exchange Ratio*
	Low	Median	High

Sum-of-the-parts analysis	0.90x	0.97x	1.01x

*	The Adjusted Implied Exchange Ratio is calculated as the illustrative price per Suez ordinary share, adjusted for the estimated impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, to the illustrative price per Gaz de France ordinary share derived from this sum-of-the-parts analysis.

Synergies Analysis.  Goldman Sachs International performed an illustrative discounted cash flow analysis of the Synergies (after taking into account associated implementation capital expenditures and cash restructuring costs). Goldman Sachs International calculated an illustrative net present value indication of the Synergies of €6.6 billion.

Accretion/Dilution Analysis.  Goldman Sachs International analyzed the pro forma financial impacts of the merger on Gaz de France’s and the combined company’s projected earnings per share by using earnings estimates for Gaz de France and Suez (after giving effect to the impact of the distribution by Suez to its shareholders of 65% of the ordinary shares of Suez Environnement prior to the merger, determined as set forth above), based on the Gaz de France Management Projections and the Suez Management Projections, respectively, adjusting for exceptional items, restructuring costs and impairments as per the Gaz de France Management Projections and Suez Management Projections, after pro forma inclusion of the Synergies and certain other adjustments. For 2008, 2009 and 2010, Goldman Sachs International compared the projected earnings per Gaz de France ordinary shares, on a standalone basis, to the projected earnings per share of the combined company, based on various Synergies implementation scenarios. This analysis indicated that the contemplated merger would be accretive to Gaz de France on an earnings per share basis for all three years, when giving effect to the Synergies. The following table summarizes the results of this analysis:

	Pro Forma Comparison of Projections of Adjusted
	Earnings per Share of the Combined Company
	vs. Projections of Adjusted Earnings per Share of Gaz de France
	Excluding Synergies	Phased-in Synergies	Full Synergies from 2008

2008	(2.1)%	8.0%	10.5%
2009	(2.7)%	8.1%	9.1%
2010	(0.1)%	3.3%	11.2%

-	Pro forma comparison of projections for 2008 calculated as if the transaction contemplated by the merger agreement had taken place on January 1, 2008.

-	Analysis performed before the impact of purchase price allocation on depreciation and amortisation that will result from the transaction contemplated in the merger agreement.

-	“Phased-in Synergies” based on a gradual phase-in of short-term synergies, including the impact of implementation costs over the period 2008-2010 and tax synergies in 2008 and 2009.

-	“Full Synergies from 2008” based on both short-term and medium-term synergies while excluding tax synergies and implementation costs.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs International’s opinion. In arriving at its fairness determination, Goldman Sachs International considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs International made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Gaz de France or Suez or their respective operating segments or units, or the contemplated merger and distribution.

Goldman Sachs International prepared these analyses for purposes of providing its opinion to the board of directors of Gaz de France as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Gaz de France, Suez, Suez Environnement, Goldman Sachs International or any other person assumes responsibility if future results are materially different from the Projections or these analyses.

The exchange ratio was determined through arm’s length negotiations between Gaz de France and Suez and was approved by the board of directors of Gaz de France. Goldman Sachs International did not provide advice to Gaz de France during these negotiations nor did Goldman Sachs International recommend any specific exchange ratio to Gaz de France or to the board of directors of Gaz de France or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, the opinion of Goldman Sachs International to the board of directors of Gaz de France was one of many factors taken into consideration by the board of directors of Gaz de France in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs International in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs International attached as Annex D.

Goldman Sachs International and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs International and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Gaz de France, Suez, Groupe Bruxelles Lambert, the principal shareholder of Suez (“GBL”), and any of their respective affiliates and affiliates of the Republic of France (the “French State”), Gaz de France’s principal shareholder, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs International has been engaged by Gaz de France to undertake a study to enable Goldman Sachs International to render its opinion as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement and has not acted as financial advisor to Gaz de France in connection with the transaction contemplated by the merger agreement. In addition, Goldman Sachs International has provided and is currently providing certain investment banking and other financial advisory services to Gaz de France and its affiliates. Goldman Sachs International has also provided and is currently providing certain investment banking and other financial services to the French State and its affiliates, including having acted as a global coordinator and joint bookrunner with respect to the sale by the French State of ordinary shares in France Telecom S.A. representing approximately 6.2% of its outstanding ordinary share capital in June 2005; as financial advisor to the French State in connection with its sale of its majority shareholding interests in each of Autoroutes Paris Rhin Rhône, Autoroutes du Sud de la France and Sanef announced in December 2005; as joint bookrunner with respect to the sale by the French State of ordinary shares in France Telecom S.A. representing approximately 5.0% of its outstanding share capital in June 2007; and as joint bookrunner with respect to the sale by the French State of ordinary shares in Electricité de France S.A. representing approximately 2.5% of its outstanding ordinary share capital in December 2007. Goldman Sachs International has provided and is currently providing certain investment banking and other financial advisory services to Suez and its affiliates, including having acted as underwriter with respect to the sale by Suez of shares of Fortis representing approximately 1.1% of its outstanding shares in March 2005; as financial advisor to Electrabel S.A., a subsidiary of Suez (“Electrabel”), in connection with the tender offer by Suez to acquire the outstanding ordinary shares of Electrabel it did not already own in August 2005; and as financial advisor to Electrabel in connection with its acquisition of Suez-Tractebel S.A., a fully-owned subsidiary of Suez, in July 2007. Goldman Sachs International has provided certain investment banking and other financial advisory services to GBL and its affiliates from time to time, including having acted as financial advisor to GBL in connection with the sale of shares in Bertelsmann AG representing approximately 25.1% of its outstanding shares completed in July 2006. Goldman Sachs International may also provide investment banking and other financial services to Gaz de France, Suez, the French State, GBL, and their respective affiliates in the future. In connection with the above-described services Goldman Sachs International has received, and may receive, compensation.

Pursuant to a letter agreement dated November 6, 2006, Gaz de France has agreed to pay Goldman Sachs International a fee of €650,000, which is payable upon the registration by the AMF of the document E, and to reimburse certain of Goldman Sachs International’s expenses (including attorney’s fees and disbursements) and indemnify Goldman Sachs International against certain liabilities arising out of its engagement.

Opinions of Gaz de France’s Financial Advisors

Opinion of Merrill Lynch

On June 4, 2008, Merrill Lynch delivered its written opinion to Gaz de France’s board of directors that, based upon and subject to the factors and assumptions set forth therein, matters considered and limits of review set forth therein, as of such date, the exchange ratio was fair, from a financial point of view, to Gaz de France. This opinion reflects information which became available between September 2, 2007 and June 4, 2008, such as the audited consolidated financial statements of each of Suez and Gaz de France for the fiscal year ended December 31, 2007 and the Documents de référence of each of Suez and Gaz de France for the fiscal year ended December 31, 2007 as well as the discussions which took place between such dates with the respective managements of Suez, Suez Environnement and Gaz de France and replaced and superseded in its entirety the letter delivered to the board of directors of Gaz de France, dated September 2, 2007 in relation to the announcement of the revised terms of the merger between Suez and Gaz de France on September 3, 2007. There were no material changes to the conclusion expressed in the June 4, 2008 opinion from the conclusion set forth in the September 2, 2007 letter.

The full text of the written opinion of Merrill Lynch, dated June 4, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F and incorporated by reference into this prospectus. Merrill Lynch’s opinion is directed to the board of directors of Gaz de France and addresses only the fairness of the merger from a financial point of view to Gaz de France. It does not address any other aspect of the merger and does not constitute a recommendation as to how any holder of Suez common stock, Suez ADS’s or Gaz de France ordinary shares should vote with respect to the merger, the issuance of Gaz de France ordinary shares or any other matter. It also does not express any opinion as to the prices at which the common shares of Gaz de France or Suez Environnement will trade following the consummation of the merger. The following summary of Merrill Lynch’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to read the Merrill Lynch opinion carefully and in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Gaz de France, Suez and Suez Environnement that it deemed to be relevant;

•	reviewed the 2007 financial statements of Gaz de France, Suez and Suez Environnement;

•	reviewed certain information, including the latest available medium-term financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of Gaz de France, Suez and Suez Environnement, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger (the “Expected Synergies”) furnished to it by Gaz de France and Suez, respectively;

•	conducted a due diligence review including discussions with members of senior management of Gaz de France, Suez and Suez Environnement concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger and the Expected Synergies;

•	reviewed the market prices and valuation multiples for the common shares of Gaz de France and the common shares of Suez and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Gaz de France, Suez and Suez Environnement and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of Gaz de France and Suez and their financial and legal advisers;

•	reviewed the potential pro forma impact of the merger;

•	reviewed a draft dated May 30, 2008 of the merger agreement;

•	reviewed a draft dated April 17, 2008 of the “cooperation and shared functions” agreement between Suez and Suez Environnement; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing the opinion, Merrill Lynch assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Gaz de France, Suez or Suez Environnement, and was not furnished with any such evaluation or appraisal, nor has Merrill Lynch evaluated the solvency or fair value of Gaz de France, Suez or Suez Environnement under any laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Gaz de France, Suez or Suez Environnement. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by Gaz de France or Suez, Merrill Lynch assumed that they were reasonably prepared and reflected the best available estimates and judgment of Gaz de France or Suez management as to the expected future financial performance of Gaz de France or Suez, as the case may be, and the Expected Synergies.

Merrill Lynch also assumed that the final form of the merger agreement was substantially similar to the last draft reviewed by them and that the merger would be consummated on the terms set out in that draft of the merger agreement.

Merrill Lynch also assumed that the spin-off of 65% of Suez Environnement to Suez shareholders concomitantly with the merger will be effected at arms’ length, in accordance with the draft “cooperation and shared functions” agreement they reviewed, on the basis of Suez Environnement’s most current financial statements provided to it and that the spin-off will not have any material negative impact (including from a tax standpoint) on the financial condition of Gaz de France, Suez or their respective shareholders.

Merrill Lynch also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications (other than those required by the European Commission in November 2006), would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the opinion.

Opinion of Lazard Frères

On June 4, 2008, Lazard Frères delivered its written opinion to Gaz de France’s board of directors that, based upon and subject to the factors and assumptions set forth therein, matters considered and limits of review set forth therein, as of such date, the exchange ratio was fair, from a financial point of view, to Gaz de France. This opinion reflects information which became available between September 2, 2007 and June 4, 2008, such as the audited consolidated financial statements of each of Suez and Gaz de France for the fiscal year ended December 31, 2007 and the Documents de référence of each of Suez and Gaz de France for the fiscal year ended December 31, 2007, as well as the discussion which took place between such dates with the respective managements of Suez, Suez Environnement and Gaz de France and replaced and superseded in its entirety the letter delivered to the board of directors of Gaz de France, dated September 2, 2007 in relation to the announcement of the revised terms of the merger between Suez and Gaz de France on September 3, 2007. There were no material changes to the conclusion expressed in the June 4, 2008 opinion from the conclusion set forth in September 2, 2007 letter.

The full text of the written opinion of Lazard Frères, dated June 4, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E and incorporated by reference into this prospectus. Lazard Frères’ opinion is directed to the board of directors of Gaz de France and addresses only the fairness of the merger from a financial point of view to Gaz de France. It does not address any other aspect of the merger and does not constitute a recommendation as to how any holder of Suez common stock, Suez ADS’s or Gaz de France ordinary shares should vote with respect to the merger, the issuance of Gaz de France ordinary shares or any other matter. It does not express any opinion as to any tax or other consequences that might result from the merger, nor does it address any legal, tax, regulatory or accounting matters, as to which Lazard Frères understood that Gaz de France obtained such advice as it deemed necessary from qualified professionals. Lazard Frères’ opinion expresses no view or opinion as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified therein), including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or otherwise contemplated by, the merger, including the proposed spin-off of Suez Environnement. It also does not express any opinion as to the prices at which the common shares of Gaz de France, Suez or Suez Environnement will trade following the date of Lazard Frères’ opinion. The following summary of Lazard Frères’ opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to read the Lazard Frères opinion carefully and in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, Lazard Frères, among other things:

•	reviewed certain publicly available business and financial information relating to Gaz de France, Suez and Suez Environnement that it deemed to be relevant;

•	reviewed the 2007 financial statements of Gaz de France, Suez and Suez Environnement;

•	reviewed certain information, including the latest available medium-term financial forecasts relating to the business, earnings, cash flows, assets, liabilities and prospects of Gaz de France, Suez and Suez Environnement as well as the amount and timing of the Expected Synergies furnished to it by Gaz de France and Suez, respectively;

•	conducted a due diligence review including discussions with members of senior management of Gaz de France, Suez and Suez Environnement concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger and the Expected Synergies;

•	reviewed the market prices and valuation multiples for the common shares of Gaz de France and the common shares of Suez and compared them with those of certain publicly traded companies that Lazard Frères deemed to be relevant;

•	reviewed the results of operations of Gaz de France, Suez and Suez Environnement and compared them with those of certain publicly traded companies that Lazard Frères deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of Gaz de France and Suez and their financial and legal advisers;

•	reviewed the potential pro forma impact of the merger;

•	reviewed a draft dated May 30, 2008 of the merger agreement;

•	reviewed a draft dated April 17, 2008 of the “cooperation and shared functions” agreement between Suez and Suez Environnement; and

•	reviewed such other financial studies and analyses and took into account such other matters as Lazard Frères deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing the opinion, Lazard Frères assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. Lazard Frères did not independently verify such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Gaz de France, Suez or Suez Environnement, and was not furnished with any such evaluation or appraisal, nor has Lazard Frères evaluated the solvency or fair value of Gaz de France, Suez or Suez Environnement under any laws relating to bankruptcy, insolvency or similar matters. In addition, Lazard Frères did not assume any obligation to conduct any physical inspection of the properties or facilities of Gaz de France, Suez or Suez Environnement. With respect to the projections and the Expected Synergies furnished to or discussed with Lazard Frères by Gaz de France or Suez, Lazard Frères assumed that they were reasonably prepared and, at that time, reflected the best available estimates and judgment of Gaz de France or Suez management as to the expected future financial performance of Gaz de France or Suez, as the case may be, and the Expected Synergies. In that respect, while certain of Gaz de France’s and Suez’ underlying assumptions differ from current market conditions, Gaz de France and Suez have confirmed that the projections and the Expected Synergies based on such assumptions continue to be valid.

Lazard Frères also assumed that the final form of the merger agreement, when executed, was similar in all material respects to the last draft reviewed by it and that the merger would be consummated on the terms set out in that draft of the merger agreement.

Lazard Frères also assumed that the spin-off of 65% of Suez Environnement to Suez shareholders concomitantly with the merger will be effected at arms’ length, in accordance with the draft “cooperation and shared functions” agreement it reviewed, on the basis of Suez Environnement’s most current financial statements provided to it and that the spin-off will not have any material negative impact (including from a tax standpoint) on the financial condition of Gaz de France, Suez or their respective shareholders.

Lazard Frères also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications (other than those required by the European Commission in November 2006), would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

Lazard Frères’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Lazard Frères as of, the date of the opinion. Lazard Frères assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof.

Lazard Frères’ opinion is intended to be interpreted in accordance with customary practice in France and may only be relied upon with the express condition that it is interpreted in accordance with customary practice in France and that it is governed by French law.

Financial analyses used by Merrill Lynch and Lazard Frères

The following is a summary of the material financial analyses presented by Merrill Lynch and Lazard Frères to the board of directors of Gaz de France on June 4, 2008 in connection with the merger.

These analyses also provided in substantial part the basis for their respective opinions delivered on that date. The following summary, however, does not purport to be a complete description of the financial analyses performed by Merrill Lynch and Lazard Frères, nor does the order of analyses described represent the relative importance or weight given to those analyses by Merrill Lynch and Lazard Frères. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Merrill Lynch’s and Lazard Frères’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 16, 2008 and is not necessarily indicative of current market conditions.

Methods used for the assessment of the exchange ratio

To assess the exchange ratio, an analysis of the ratio of equity value per share of Gaz de France and Suez post spin-off of 65% of Suez Environnement (thereafter “the Adjusted Suez”) has been performed. The Adjusted Suez’ value per share has been calculated on the basis of Suez’ equity value minus 65% of Suez Environnement’s equity value.

Spot and average stock price analysis

Merrill Lynch and Lazard Frères analyzed the exchange ratio based on Suez and Gaz de France’s share prices as of May 16, 2008.

Merrill Lynch and Lazard Frères also analyzed the exchange ratio based on share prices, before market rumours in connection with the revised merger terms started affecting Suez’ and Gaz de France’s market valuations, i.e. before August, 28, 2007.

Analysis as of May 16, 2008

The exchange ratio is analysed on the basis of the share prices as of May 16, 2008 (closing price included) and average volume weighted share prices (closing prices included) over 1 month, 3 month and 6 month periods and since the announcement on September 3, 2007. Adjusted Suez’ value per share is based on Suez’ value per share minus 65% of Suez Environment’s value per share. Suez Environment’s per share valuation is based on comparable companies’ trading multiples (see “Trading multiples of comparable listed companies” below) divided by the number of outstanding Suez common shares.

The implied exchange ratios as of May 16, 2008 are summarized in the table below:

Implied exchange
ratio range

Spot	0.91x – 0.94x
1 month Average	0.90x – 0.93x
3 months Average	0.90x – 0.94x
6 months Average	0.93x – 0.97x
Since announcement	0.94x – 0.97x

Source: Market data; Note: average share price weighted by daily traded volumes

Based on share prices as of May 16, 2008, the exchange ratio ranges between 0.90x and 0.97x.

Analysis as of August 28, 2007

The share price analysis is based on share prices before the rumours of the revised merger terms started affecting Suez’ and Gaz de France’s market valuations, i.e. before August 28, 2007 (closing price included).

The methodology is the same as above and Suez Environment’s valuation as of August 28, 2007 is based on comparable companies’ trading multiples as of August 28, 2007 (see “Trading multiples of comparable listed companies” below).

The implied exchange ratios as of August 28, 2007 are summarised in the table below:

Implied exchange
ratio range

Spot	0.92x – 0.96x
1 month Average	0.92x – 0.96x
3 months Average	0.93x – 0.97x
6 months Average	0.94x – 0.97x

Source: Market data;

Note: average share price weighted by the daily traded volumes

Based on the share price analysis as of August 28, 2007, the exchange ratio ranges between 0.92x and 0.97x.

Equity analysts’ target prices analysis

Merrill Lynch and Lazard Frères reviewed the target prices published by a number of equity analysts on Suez and Gaz de France. Equity analysts’ target prices provide a relevant benchmark to assess the exchange ratio as a high number of equity analysts cover the two companies and publish recommendations and target prices.

Target prices published after the announcement of the merger project are considered, and only analysts providing target prices for both Gaz de France and Suez as well as a valuation of Suez Environnement have been taken into account.

The value of Adjusted Suez is calculated as the target price of Suez minus 65% of the valuation of Suez Environnement provided by the same equity analyst. The exchange ratio is calculated analyst by analyst.

As of May 16, 2008, the implied exchange ratios are as follows:

Exchange ratio range

Min	Max
0.91x	1.02x

Source: Research reports, Bloomberg

Trading multiples of comparable listed companies analysis

Merrill Lynch and Lazard Frères reviewed and compared certain financial information for Gaz de France, Suez and Suez Environnement to corresponding financial information, ratios and public market multiples of comparable publicly traded companies.

The methodology consists of an analysis of the value per share of Gaz de France and Adjusted Suez based on trading multiples of comparable listed companies, which are considered to be similar to Gaz de France and Adjusted Suez in terms of (i) business profile, (ii) geographic footprint and (iii) size.

Comparable companies trading multiples are applied to the projected financials provided by both companies.

Trading multiples retained for the analysis are based on EBITDA, according to the new Group GDF Suez definition (operating profit before amortization, depreciation and provisions, before non-cash costs of employee share ownership plans, before concession renewal expenses and excluding share in net income (loss) of associates). Enterprise value to EBITDA multiples are usually favoured by the financial community to value companies in the industries in which Gaz de France, Suez and Suez Environnement operate.

Enterprise value to sales multiples are not retained, as sales do not reflect differences in profitability between companies.

Enterprise value to operating income multiples are also excluded because of significant discrepancies in depreciation and provision accounting policies between the various companies.

Price to earning (P/E) multiples are very heterogeneous due to differences in depreciation and provision accounting policies as well as in capital structures. Valuation based on P/E is not commonly used by equity analysts in these sectors. P/E multiples are, as a consequence, not retained for the assessment of the exchange ratio.

Trading multiples are calculated as follows:

•	Market capitalization based on the one month average share price as of May 16, 2008 and diluted number of shares using the treasury shares method;

•	Adjustments from enterprise value to equity value based of the latest published balance sheet information and market updates; and

•	Consensus of EBITDA forecast based on recent equity research reports.

Listed comparable companies for Gaz de France

Gaz de France is not directly comparable to any other European power and gas utility company due to the significant earnings contribution of its Exploration and Production (E&P) division. As a consequence, a weighted average multiple (based on EBITDA contribution) of European integrated utilities (electricity generation, electricity and gas infrastructure and supply of electricity and gas) and E&P companies has been calculated.

A 25% weighting is applied to the average multiple of selected E&P comparable companies; a 75% weighting is applied to the average multiple of European integrated comparable utilities, in accordance with the EBITDA breakdown provided by Gaz de France.

Gaz de France Trading Multiples

EV/EVITDA
	2008	2009

Integrated Utilities/Suppliers/Infrastructure
EDF	9.9x	9.2x
E.ON	8.3x	6.9x
RWE	6.5x	6.0x
Centrica	5.4x	5.0x
Gas Natural	8.1x	7.5x
Enagas	10.3x	9.3x
SRG	8.7x	8.4x
National Grid	8.0x	7.7x
Average Integrated Utilities/Suppliers/Infrastructure	8.1x	7.5x
Exploration & Production
Dana	4.3x	5.2x
Venture	3.6x	3.1x
Average E&P	4.0x	4.1x
Weighted Average	7.1x	6.7x

Listed comparable companies for Suez

Adjusted Suez has been valued on the basis of two sets of listed comparables companies for Suez’ Energy and Environment businesses.

Comparable companies for Suez’ Energy business are European integrated utilities present in electricity generation, transport and distribution networks and supply.

SUEZ Trading Multiples — Energy Activities

EV/EVITDA
	2008	2009

Integrated Utilities
EDF	9.9x	9.2x
Verbund	13.2x	12.0x
EDP	9.7x	8.9x
E.ON	8.3x	6.9x
RWE	6.5x	6.0x
SSE	9.3x	8.5x
Iberdrola	10.0x	9.1x
Fortum	12.3x	10.7x
Average Integrated Utilities	9.9x	8.9x

The valuation of Suez Environnement is based on Veolia Environnement’s trading multiple as Veolia Environnement is considered the closest comparable to Suez Environnement.

Veolia Environnement is the world co-leader in waste and water management alongside Suez Environnement and has the most comparable business profile with respect to size, geographical footprint, and business mix.

Trading multiples of key European listed players in the waste and water industries (excluding companies under offer, subject to takeover attempts or to significant speculation) are presented below for illustrative purpose only. As shown in the table below the multiple of Veolia Environnement is within the range of those of other companies.

Suez Trading Multiples — Environment Division

	EV/EVITDA
	2008		2009

Veolia Environnement	8.1	x	7.3	x
NWG	9.8	x	9.5	x
Severn Trent	8.6	x	7.9	x
United Utilities	8.0	x	7.6	x
L&T	7.9	x	7.0	x
Seche Envt	7.5	x	6.9	x
Shanks	9.6	x	9.0	x

Based on the trading multiple analysis the implied exchange ratio ranges between 0.85x and 1.03x.

Discounted cash flows analysis (DCF)

Merrill Lynch and Lazard Frères assessed the exchange ratio resulting from the valuation of Gaz de France and Adjusted Suez by using the discounted cash flow analysis.

The discounted cash flow analysis consists of an analysis of the enterprise value of an asset by discounting the estimated future cash flows of the asset. The method is applied to the 2007-2010 business plans provided by Gaz de France and Suez.

The scope of projections has been limited to 2010 given the lower reliability of energy forward prices beyond a 3-year horizon and the implied high volatility of cash flows. This choice resulted in the total firm value being mainly derived from the terminal value, making the valuation highly dependent of assumptions made for the calculation of terminal value.

The firm value is calculated as the future cash flows discounted at the weighted average cost of capital as of January 1, 2008. It includes the net present value of the cash flows for the years 2008 to 2010 as well as a terminal value based on discount of a perpetual normative cash flow. It should be noted that such DCF analysis is highly sensitive to the assumptions made with respect to the terminal value.

Sensitivity analyses on the values of Gaz de France and Adjusted Suez were carried out on the cost of capital and the perpetual growth rate.

On the basis of these analyses, the implied exchange ratio ranges between 0.86x to 1.05x.

It should be noted that the financial projections used in this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch and Lazard Frères believe that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering the analyses as a whole, could create an incomplete view of the processes underlying Merrill Lynch’s and Lazard Frères’ analyses and respective opinions. In arriving at their respective opinions, Merrill Lynch and Lazard Frères considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis considered by them. Rather, Merrill Lynch and Lazard Frères made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of their analyses. No company or business used in the above analyses as a comparison is directly comparable to Gaz de France, Suez or Suez Environnement, nor is an evaluation of the results of those analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being analyzed.

Merrill Lynch and Lazard Frères prepared these analyses for purposes of Merrill Lynch and Lazard Frères’ providing their respective opinions to Gaz de France’s board of directors as to the fairness, from a financial point of view, of the exchange ratio to Gaz de France. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Gaz de France, Suez, Merrill Lynch, Lazard Frères or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arms’ length negotiations between Gaz de France and Suez and was approved by the Gaz de France board of directors. Merrill Lynch and Lazard Frères provided advice to Gaz de France during these negotiations. Neither Merrill Lynch nor Lazard Frères, however, recommended any specific exchange ratio to Gaz de France or the Gaz de France board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Merrill Lynch’s and Lazard Frères’ opinions to the Gaz de France board of directors were two of many factors taken into consideration by the Gaz de France board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Merrill Lynch and Lazard Frères in connection with their respective fairness opinions and is qualified in their entirety by reference to the written opinions of Merrill Lynch and Lazard Frères, attached as Annex F and Annex E, respectively, and incorporated herein by reference.

Merrill Lynch and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Merrill Lynch and its affiliates have acted as financial advisor to Gaz de France in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Merrill Lynch and its affiliates have provided certain investment banking services to Gaz de France from time to time, Merrill Lynch and its affiliates also may provide investment banking services to Gaz de France, Suez and their respective affiliates in the future. In connection with the above described investment banking services, Merrill Lynch and its affiliates have received, and may receive, compensation. Merrill Lynch is currently advising Gaz de France in connection with the implementation of the remedies agreed with the European Commission in Belgium (including the sale of its co-controlling stake in SPE and the sale of the Suez controlling stake in Distrigas). In addition, Merrill Lynch is currently advising Gaz de France in connection with matters unrelated to the merger with Suez.

Merrill Lynch is part of a financial services group which includes, among other businesses, equity and debt securities trading and commodities trading for both clients and as principal, securities offerings, fund management, financing services, research, principal investment activities and financial advisory services. In the ordinary course of these activities, Merrill Lynch and its affiliates may provide such services to Gaz de France, Suez and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Gaz de France, Suez or their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Gaz de France board of directors selected Merrill Lynch as its financial advisor because it is an internationally recognized financial services group and, as a part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Pursuant to a letter agreement dated July 26, 2006 (and subsequently extended), Gaz de France engaged Merrill Lynch to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Gaz de France has already paid Merrill Lynch a fee of €5 million upon signing of the above-mentioned letter agreement. This letter agreement also provides for payment of an additional fee of €13 million upon consummation of the merger with Suez, potentially increased by an additional fee of €4 million as well as an additional optional fee of €3 million payable at the discretion of Gaz de France. In addition, Gaz de France has agreed to reimburse Merrill Lynch for some of its reasonable expenses, including attorneys’ fees and disbursements and value added, sales, turnover, consumption or similar tax of any jurisdiction (if any), and to indemnify Merrill Lynch and related persons against various liabilities, including certain liabilities under the federal securities laws.

Lazard Frères and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Lazard Frères and its affiliates have acted as financial advisor to Gaz de France in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Lazard Frères and its affiliates have provided certain investment banking services to Gaz de France from time to time, Lazard Frères and its affiliates also may provide investment banking services to Gaz de France, Suez and their respective affiliates in the future. In connection with the above described investment banking services, Lazard Frères and its affiliates have received, and may receive, compensation.

Lazard Frères is part of a financial services group engaged, through its affiliates, in activities which include, among other activities, securities trading, asset and investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Lazard Frères and its affiliates may provide such services to Gaz de France, Suez and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Gaz de France, Suez or their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Gaz de France board of directors selected Lazard Frères as its financial advisor because it is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Pursuant to a letter agreement dated September 20, 2006, as amended by a letter dated September 2, 2007, Gaz de France engaged Lazard Frères to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Gaz de France has already paid Lazard Frères a fee of €5 million and has agreed to pay a total additional fee of up to €14 million upon consummation of the merger with Suez, including a fee of €2 million payable at the discretion of Gaz de France. In addition, Gaz de France has agreed to reimburse Lazard Frères for some of its reasonable expenses and disbursements and value added, sales, turnover, consumption or similar tax of any jurisdiction (if any), and to indemnify Lazard Frères and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of HSBC France to the Board of Directors of Suez

HSBC France S.A. (“HSBC”) was requested by the board of directors of Suez to provide an opinion as to the fairness, from a financial point of view, to Suez S.A. (“Suez”) of the exchange ratio in the proposed merger between Suez and Gaz de France S.A. (“GDF”). In connection with its opinion, HSBC considered that immediately prior to the consummation of the proposed merger, Suez will distribute (the “Distribution”) to its shareholders 65% of the equity of a new company (“Suez Environnement Company”) that will hold, as its sole asset, 100% of the equity of Suez Environnement S.A. (“Suez Environnement”) and prior to the Distribution, Suez and certain subsidiaries thereof will transfer certain environmental businesses to Suez Environnement and/or its subsidiaries.

At the meeting of the board of directors of Suez on June 4, 2008, HSBC rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of that date and subject to and based upon the assumptions and other considerations set forth in its written opinion, the exchange ratio as set forth in the Traité de Fusion was fair, from a financial point of view, to Suez. This opinion reflected information that became available between September 2, 2007 and June 4, 2008, such as the audited consolidated financial statements of each of Suez and GDF for the fiscal year ended December 31, 2007 and the Documents de référence of each of Suez and GDF for the fiscal year ended December 31, 2007, as well as discussions which took place between such dates with the respective managements of Suez, Suez Environnement and GDF, and replaced and superseded the opinion rendered to the board of directors of Suez, dated September 2, 2007, in relation to the announcement of the revised terms of the merger between Suez and GDF on September 3, 2007. There were no material changes to the conclusion expressed in the June 4, 2008 opinion from the conclusion set forth in the September 2, 2007 opinion.

The full text of the written opinion of HSBC, dated June 4, 2008, to Suez’s board of directors is attached as Annex G to this registration statement. The HSBC opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on and qualifications to the scope of the review undertaken by HSBC in rendering its opinion. HSBC urges you to read the entire opinion carefully. HSBC’s opinion is directed to the board of directors of Suez and addresses only the fairness, from a financial point of view, of the exchange ratio of the merger as of the date of the opinion and does not address any other aspect of the proposed merger. The HSBC opinion is not intended to be and does not constitute a recommendation to any shareholder of Suez as to how such holder should vote or act on any matters relating to the proposed merger. The summary of the HSBC opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, HSBC, among other things:

(i) reviewed the financial terms of the proposed merger as set forth in the draft, dated May 27, 2008, of the Traité de Fusion;

(ii) reviewed annual reports to shareholders (document de référence) filed with or registered by, as the case may be, the Autorité des marchés financiers and certain interim reports to shareholders of each of Suez and GDF;

(iii) reviewed the audited consolidated accounts of Suez Environnement for the fiscal year ended December 31, 2006, certain information regarding the environmental businesses of Suez and certain subsidiaries thereof as included in the Suez’ reports referred to in subsection (ii) above, and the draft listing prospectus on Euronext Paris (prospectus en vue de l’admission des actions Suez Environnement Company aux négociations sur le marché Euronext Paris), dated May 13, 2008, of Suez Environnement Company to be submitted for approval by the Autorité des marchés financiers, which included the combined accounts of Suez Environnement Company as of December 31, 2007 being audited;

(iv) reviewed the draft prospectus (prospectus établi à l’occasion de l’émission et de l’admission des actions GDF SUEZ résultant de la fusion par absorption de Suez par Gaz de France), dated May 28, 2008, related to the listing of the new shares to be issued upon consummation of the proposed merger to be submitted for approval by the Autorité des marchés financiers;

(v) reviewed (a) a draft, dated May 28, 2008, of the agreement providing for the merger by Suez of Rivolam, S.A. (traité relatif à la fusion-absorption de Rivolam par Suez), (b) a draft, dated May 28, 2008, of the agreement providing for the contribution by Suez to Suez Environnement Company of the Suez

Environnement shares (traité d’apport partiel d’actif soumis au régime juridique des scissions), and (c) a draft, dated May 28, 2008, of the shareholders’ agreement regarding Suez Environment Company (pacte d’actionnaires) (collectively, the “Suez Environnement Agreements”);

(vi) reviewed a draft, dated May 28, 2008, of the agreement (Protocole d’Accord) between Suez and GDF, which governs the terms of the proposed merger, the Distribution and the operation of the surviving company following the consummation of the proposed merger (the “Protocole d’Accord”);

(vii) reviewed and analyzed (a) certain financial and operating information with respect to the business, operations and prospects of Suez, Suez Environnement Company and GDF as contained in the joint presentation by the managements of Suez and GDF to Suez shareholders on September 3, 2007, (b) certain operating and tax synergies (including the amount, timing and achievability thereof) anticipated to result from the proposed merger (the “Synergies”) as described in the joint presentation by the managements of Suez and GDF to Suez shareholders on September 3, 2007, and (c) certain internal financial analyses and forecasts relating to Suez, Suez Environnement Company and GDF prepared by the respective managements of Suez, Suez Environment and GDF (the “Forecasts”) provided to HSBC on December 12, 2007;

(viii) reviewed and analyzed certain financial, stock market and other publicly available information relating to each of Suez and GDF, including certain publicly available financial analyses and forecasts based on broker consensus (the “Broker Forecasts”);

(ix) discussed with certain members of the management teams of each of Suez, Suez Environnement, certain subsidiaries of Suez that will transfer their environmental business to Suez Environnement and GDF regarding, as may be applicable, the business, operations, financial condition and prospects of each of Suez, Suez Environnement Company and GDF;

(x) reviewed certain communications from Suez and GDF to their respective shareholders, including presentations by the managements of Suez and GDF and press releases of Suez and GDF relating to the proposed merger and its material terms dated September 3, 2007, October 15, 2007 and April 1, 2008;

(xi) reviewed a draft, dated May 26, 2008, of an “Accord de coopération industrielle, commerciale et financière” (agreement for an industrial, commercial and financial cooperation) between Suez and GDF (the “Accord de Coopération”);

(xii) reviewed the current and historical reported market prices and trading activity for the ordinary shares of each of Suez and GDF, and for the securities of certain other companies whose operations we considered relevant in evaluating those of Suez, Suez Environnement Company and GDF for the twelve months ended June 3, 2008; and

(xiii) considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the proposed merger and analyzed certain financial, stock market and other publicly available information (including brokers’ notes and forecasts based on analyst consensus) relating to the businesses of the other companies whose operations we considered relevant in evaluating those of Suez, Suez Environnement Company and GDF.

In addition to the foregoing, HSBC also conducted such other analyses and examinations, and considered such other information and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, HSBC assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with HSBC and upon the assurances of the managements of Suez, Suez Environnement and GDF that they were not aware of any relevant information that had been omitted or that remained undisclosed to HSBC. With respect to financial forecasts and other information and data relating to Suez, Suez Environnement Company and GDF provided to HSBC or otherwise reviewed or discussed with it, HSBC has been advised by the respective managements of Suez, Suez Environnement and GDF that, as may be applicable, such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Suez, Suez Environnement and GDF as to the future financial performance of Suez, Suez Environnement Company and GDF, the potential strategic implications and operational benefits anticipated to result from the proposed merger, and the other matters covered thereby, and HSBC assumed, with the consent of Suez, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the proposed merger) reflected in the Forecasts, the Synergies and the Broker Forecasts and related information and data will be realized in the amounts and at the times projected. HSBC assumed that there had been no material change in the assets and financial condition, results of operations, business or prospects for Suez, Suez Environnement Company or GDF since the date of the most recent financial statements made available to HSBC. In rendering its opinion, HSBC also assumed, with Suez’s consent, that the Traité de Fusion, the Suez Environnement Agreements, the Protocole d’Accord and the Accord de Coopération will each be consummated in accordance with its respective terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the proposed merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Suez, Suez Environnement Company, GDF or the contemplated benefits of the proposed merger in any way meaningful to HSBC’s analyses.

The HSBC opinion was limited to the fairness, from a financial point of view, of the exchange ratio as set forth in the Traité de Fusion, to Suez. HSBC did not express any opinion as to the value or fairness of the Distribution or what the value of the exchange ratio actually will be upon the consummation of the proposed merger or the price at which Suez ordinary shares and American Depositary Shares or GDF ordinary shares will trade at any time or the price at which Suez Environnement Company ordinary shares will trade following the Distribution. HSBC did not make, nor was it provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Suez or GDF or any subsidiary or affiliate thereof nor has HSBC made any physical inspection of the properties or assets of Suez or GDF or any subsidiary or affiliate thereof. HSBC is not a legal, regulatory, accounting or tax expert, and has assumed the accuracy and veracity of all assessments made by such advisors. HSBC did not participate in negotiations with respect to the terms of the proposed merger and any related transaction. In addition, HSBC expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the proposed merger, or class of such persons, relative to the exchange ratio or otherwise.

HSBC’s opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. It should be understood that subsequent developments may affect the HSBC opinion, and that HSBC does not have any obligation to update, revise or reaffirm its opinion.

HSBC’s opinion did not address the underlying decision by Suez to engage in the proposed merger, the Distribution or any related transaction, and HSBC expressed no view as to, and its opinion did not address, the relative merits of the proposed merger as compared to any other business strategies that might exist for Suez or the effect of any other transaction in which Suez might engage. HSBC expressed no opinion as to whether the terms of the proposed merger were the most beneficial terms from Suez’ perspective that could, under the circumstances, be negotiated with GDF.

HSBC’s opinion and financial analyses were only one of many factors considered by the Board of Directors of Suez in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Board of Directors of Suez with respect to the proposed merger or the exchange ratio.

In the past, HSBC and its affiliates have provided financial advisory and financing services to Suez and GDF and certain of their respective affiliates and have received fees for the rendering of these services, including having acted as mandated lead arranger in connection with the GDF February 2005 €3 billion syndicated revolving credit facility; as mandated lead arranger in connection with the Suez May 2005 €4.5 billion syndicated revolving credit facility; as mandated lead arranger in connection with the Electrabel €1.35 billion syndicated revolving credit facility; as the documentation bank, coordinating bookrunner, onshore account bank and hedging coordinator in connection with the Al-Ezzel Power Project in March 2004; and as financial advisor, co-underwriter, bookrunner, mandated lead arranger, bridge acquisition lender, hedging bank, facility agent to SMN Barka Power Company and SMN Rusail Power Company in late 2006. In the future, HSBC and its affiliates may continue to provide such services for Suez, Suez Environnement Company and GDF and their respective affiliates and receive fees in relation thereto. In the ordinary course of their businesses, HSBC and its affiliates may actively trade in the debt and equity securities (or related derivative securities) or senior loans of Suez, Suez Environnement Company and GDF, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or loans. In addition, HSBC and its affiliates may maintain relationships with Suez, Suez Environnement Company, GDF and their respective affiliates. HSBC is part of the global HSBC Holdings plc group, a full-service banking and securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing and financial advisory services.

The following is a summary of the material financial analyses performed by HSBC in evaluating the fairness, from a financial point of view, of the exchange ratio to Suez. It does not purport to be a complete description of the financial analyses performed by HSBC, nor does the order of analyses described represent relative importance or weight given to those analyses by HSBC. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. HSBC believes that its financial analyses and the summary thereof set forth below must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying that analyses set forth in its presentation to Suez’s Board of Directors.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by HSBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of HSBC’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 3, 2008, and is not necessarily indicative of current or future market conditions. For purposes of calculating an enterprise value from an equity value, HSBC used the latest balance sheet provided by each of Suez, Suez Environnement Company and GDF as at December 31, 2007, as updated by current public market data.

Transaction Overview

The proposed transaction is a merger with a fixed exchange ratio of 21 GDF shares for 22 Suez shares, or approximately 0.9545 (GDF share per Suez share). Immediately prior to the consummation of the merger, 65% of the equity of Suez Environnement Company will be distributed to the shareholders of Suez.

Selected Companies Analysis

HSBC reviewed certain financial information for Suez, Suez Environnement Company and GDF and compared it to corresponding financial information, ratios and multiples for certain other publicly traded companies based on the nature of their respective businesses and the markets in which they compete.

For Suez, HSBC selected the following companies in the European electric utility industry (the “Electric Selected Companies”):

•	Electricité de France SA

•	Endesa SA

•	Enel SpA

•	Energias de Portugal SA

•	E.ON AG

•	Fortum Oyj

•	Iberdrola SA

•	RWE AG

•	Scottish & Southern Energy Plc

•	Union Fenosa SA

For Suez Environnement Company, HSBC selected the following companies in the European environmental industry (the “Environmental Selected Companies”):

•	Lassila & Tikanoja Oyj

•	Northumbrian Water Group Plc

•	Pennon Group Plc

•	Séché Environnement SA

•	Severn Trent Plc

•	Shanks Group Plc

•	Sociedad General de Aguas de Barcelona SA

•	United Utilities Plc

•	Veolia Environnement SA

For GDF, HSBC selected the following companies in the European gas utilities industry (the “Gas Selected Companies”):

•	Centrica Plc

•	Distrigaz SA

•	Elia System Operator SA

•	Enagas SA

•	Fluxys SA

•	Gas Natural SA

•	National Grid Plc

•	Red Electrica SA

•	Redes Energeticas Nacionais SGPS SA (REN)

•	Snam Rete Gas SpA

•	Terna SpA

The financial information used by HSBC in this analysis for the Electric Selected Companies, the Environmental Selected Companies and the Gas Selected Companies was based on equity research estimates and other publicly available information. The financial information used for Suez, Suez Environnement Company and GDF was based on both management projections and equity research estimates. All of the multiples and ratios were calculated using the one-month volume weighted average of public trading market closing prices on June 3, 2008. For each of Suez, Suez Environnement Company, GDF and the Electric Selected Companies, the Environmental Selected Companies and the Gas Selected Companies, HSBC calculated:

•	the enterprise value, which is the market value of common equity plus the book value of net debt (total financial debt minus cash and cash equivalents), preferred stock and minority interest and environmental and pension liabilities, less investments in unconsolidated affiliates (each based on the latest publicly available information), as a multiple of estimated 2008 EBITDA (earnings before interest, taxes, depreciation and amortization); and

•	the ratio of the price per share to the estimated 2008 earnings per share (EPS), or Price/Earnings (P/E) multiple.

The results of these analyses are summarized as follows. The implied multiples shown in the table below are the average of the multiples for the individual companies in each group (2008E EBITDA and 2008E EPS are each based on the average of equity research estimates).

	Implied EV to 2008E EBITDA				Implied Price to 2008E EPS
	Low		High		Low		High

Electric Selected Companies	8.3	x	11.5	x	13.6	x	18.5	x
Environmental Selected Companies	5.7	x	9.6	x	18.0	x	38.3	x
Gas Selected Companies	6.3	x	8.6	x	13.8	x	21.1	x

HSBC selected the companies used in the selected companies analysis because their businesses and operating profiles are reasonably similar to that of Suez, Suez Environnement Company and GDF, as applicable. However, because of the inherent differences among the businesses, operations and prospects of Suez, Suez Environnement Company and GDF, and the businesses, operations and prospects of the selected companies, no selected company is exactly the same as Suez, Suez Environnement Company or GDF. Therefore, HSBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected companies analysis. Accordingly, HSBC made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Suez, Suez Environnement Company and GDF, and the companies included in the selected companies analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and business segments between Suez, Suez Environnement Company and GDF, and the companies included in the selected companies analysis.

Based on the analysis shown in the above table, HSBC then applied the selected range of multiples to the corresponding financial data derived from each of the management projections and the equity research estimates for Suez, Suez Environnement Company and GDF, respectively, and derived an illustrative implied exchange ratio range of 0.85 to 0.88, based on the management projections, and an illustrative implied exchange ratio range of 0.84 to 0.96, based on the equity research estimates, each after giving effect to the Distribution.

Equity Research Analysis

HSBC reviewed certain publicly available information from equity research analysts reports since September 3, 2007 with respect to Suez, Suez Environnement Company and GDF. To the extent available, HSBC reviewed such equity research analysts’ sum-of-the-parts, or SOTP, valuation, and target prices for each of Suez, Suez Environnement Company (as applicable) and GDF, each on a stand-alone basis excluding synergies and the impact of the proposed merger. In a SOTP valuation, an equity research analyst provides a separate enterprise value for each business of a subject company. The following table sets forth a summary of such equity research analysts’ enterprise values for each of Suez (excluding Suez Environnement Company), Suez Environnement Company and GDF:

SOTP
	Low	High

Suez (excluding Suez Environnement Company)	€49,325m	€62,121m
Suez Environnement Company	€18,377m	€20,540m
GDF	€40,021m	€47,416m

The following table sets forth a summary of such equity research analysts’ target prices for each of Suez (including Suez Environnement Company) and GDF:

	Target Price
	per share
	Low	High

Suez	€45.0	€49.0
GDF	€40.0	€43.0

Based on the SOTP analysis, HSBC determined an illustrative implied exchange ratio range of 0.85 to 0.94, after giving effect to Distribution. Based on the target price analysis, HSBC determined an illustrative implied exchange ratio range of 0.93 to 0.98, after giving effect to Distribution.

Discounted Cash Flow Analysis

HSBC performed illustrative discounted cash flow analyses for each of Suez, Suez Environnement Company and GDF.

Suez

HSBC performed an illustrative discounted cash-flow analysis on Suez using the forecasts for the years 2008 to 2010 supplied to HSBC by Suez management in its three-year business plan. HSBC also performed a separate illustrative discounted cash flow analysis for Suez using market consensus forecasts for the years 2008 to 2010. In each analysis, HSBC calculated indications of net present value of free cash flows for Suez for the years 2008 to 2010 using discount rates ranging from 6.8% to 7.0%. HSBC also calculated illustrative terminal values in the year 2011 based on a perpetuity growth rate applied to normalized free cash flows ranging from 1.75% to 2.25%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 6.8% to 7.0%. HSBC assumed a valuation date as of December 31, 2007.

Suez Environnement Company

HSBC performed an illustrative discounted cash-flow analysis on Suez Environnement Company using the forecasts for the years 2008 to 2010 supplied to HSBC by Suez management in its three-year business plan. In this analysis, HSBC calculated indications of net present value of free cash flows for Suez Environnement Company for the years 2008 to 2010 using discount rates ranging from 6.8% to 7.0%. HSBC also calculated illustrative terminal values in the year 2011 based on a perpetuity growth rate applied to normalized free cash flows ranging from 2.0% to 2.5%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 6.8% to 7.0%. HSBC assumed a valuation date as of December 31, 2007.

GDF

HSBC performed an illustrative discounted cash-flow analysis on GDF using the forecasts for the years 2008 to 2010 supplied to HSBC by GDF management in its three-year business plan. HSBC also performed a separate illustrative discounted cash flow analysis for GDF using market consensus forecasts for the years 2008 to 2010. In each analysis, HSBC calculated indications of net present value of free cash flows for GDF for the years 2008 to 2010 using discount rates ranging from 6.6% to 6.8%. HSBC also calculated illustrative terminal values in the year 2011 based on a perpetuity growth rate applied to normalized free cash flows ranging from 1.25% to 1.75%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 6.6% to 6.8%. HSBC assumed a valuation date as of December 31, 2007.

Based on the equity research estimates, HSBC determined an illustrative implied exchange ratio range based on the foregoing analyses of 0.78 to 0.81, after giving effect to the Distribution. Based on the management projections, HSBC determined an illustrative implied exchange ratio range based on the foregoing analyses of 0.90 to 0.92, after giving effect to the Distribution.

Historical Stock Trading Analysis

HSBC compared the low, high and volume-weighted average of closing prices of the ordinary shares of Suez and GDF on Euronext Paris (Compartiment A) as of June 3, 2008 and for each of the three months and 12 months prior to and including the closing share price on June 3, 2008 in order to calculate the historical illustrative implied exchange ratios based on such trading prices. For dates prior to but excluding May 9, 2008, the closing prices of the ordinary shares of Suez were reduced by an amount of €1.36, representing the 2007 ordinary dividends paid by Suez on May 14, 2008. For dates prior to but excluding May 22, 2008, the closing prices of the ordinary shares of GDF were reduced by an amount of €1.26 representing the 2007 ordinary dividends paid by GDF on May 27, 2008.

In the case of this historical stock trading analysis, the implied exchange ratio is based on the relative market valuations of the GDF and Suez shares (using the number of shares as provided to HSBC by Suez and GDF on April 30, 2008) as of a particular date or for a particular period and on the valuation for Suez Environnement Company as derived by the analyses of publicly available equity research analysts’ sum-of-the-parts valuations for Suez. The historical implied exchange ratios based on the trading prices of GDF and Suez common stock are calculated by dividing the trading price for one ordinary share of Suez by the trading price for one ordinary share of GDF plus the expected value of 65% of Suez Environnement Company for the dates or for the periods indicated. The following table summarizes the results of this analysis for each of the periods indicated below:

		June 3, 2008	3-month prior	12-months prior

Suez	Low	€47.7	€38.7	€34.8
	Volume-weighted average	€47.7	€42.6	€41.1
	High	€47.7	€47.9	€47.9
GDF	Low	€43.8	€35.6	€30.6
	Volume-weighted average	€43.8	€39.4	€36.6
	High	€43.8	€43.8	€43.8

Based on the information shown in the above table, HSBC determined the following illustrative implied exchange ratio ranges: (i) 0.88 to 0.94 for the period 12 months prior to and including the closing price on June 3, 2008; (ii) 0.87 to 0.94 for the period three months prior to and including the closing price on June 3, 2008; and (iii) 0.91 to 0.94 based on the closing price on June 3, 2008, each after giving effect to the Distribution.

Selected Transactions Analysis

HSBC reviewed certain public information relating to selected precedent transactions. However, the financial data related to each transaction generally included a premium paid by the acquiror in such transaction. Accordingly, HSBC noted that the results of this analysis were of limited relevance to the proposed merger and the exchange ratio because no such premium is to be paid.

For Suez, HSBC reviewed all transactions since 2000 in the European electricity sector valued at over €2 billion involving a target that had an integrated electricity business profile HSBC considered similar to Suez. For Suez Environnement Company, HSBC reviewed all transactions since 2006 in the European water and waste sectors valued at over €0.4 billion involving a target that had a business profile HSBC considered similar to Suez Environnement Company. For GDF, HSBC reviewed all transactions since 2000 in the European gas utilities sector valued at over €1 billion involving a target that had a gas business profile HSBC considered similar to GDF. HSBC analyzed the implied transaction multiples paid in the selected following precedent transactions:

Closing Date	Acquiror	Target

Suez selected transactions
January 2008	AEM SpA	ASM Brescia SpA
October 2007	Enel SpA	Endesa SA
April 2007	Iberdrola SA	ScottishPower Plc
December 2005	Suez SA	Electrabel SA
December 2004	Energias de Portugal SA	HidroCantabrico SA
June 2002	E.ON AG	Powergen Plc
January 2002	Enel SpA	Viesgo SA

Closing Date	Acquiror	Target

Suez Environnement Company selected transactions
April 2008	Montagu Private Equity LLP	Biffa Plc
February 2008	Saltaire (consortium including Citigroup, HSBC)	Kelda Group Plc
January 2008	Consortium including Suez SA, la Caixa	Sociedad General de Aguas de Barcelona SA
October 2007	Alinda Infrastructure Fund	South Staffordshire Water Plc
October 2007	Suez Environnement SA	Aguas de Valencia SA
October 2007	Greensands (consortium including UBS, JP Morgan Australian Fund)	Southern Water Capital Limited
June 2007	Veolia Environnement SA	Sulo Unmwelttechnik GmbH
May 2007	Séché Environnement SA, Caisse des Dépôts et des Consignations, AXA Investment Managers	Saur Group
April 2007	CVC Capital Partners Ltd and Kohlberg Kravis Roberts & Co.	Van Gansewinkel
March 2007	ABN AMRO Global Infrastructure Fund, Finpro SGPS SA, Santander Private Equity	Cory Environemental Limited
February 2007	Delta NV	Indaver NV
January 2007	Macquarie Group Limited — led consortium	Thames Water Limited
November 2006	Osprey Acquisitions Limited	AWG Plc
September 2006	Veolia Environmental Services	Cleanaway Limited
September 2006	Fomento de Construcciones Y Contratas SA	Waste Recycling Group Holdings Limited
March 2006	CVC Capital Partners Limited, Kohlberg Kravis Roberts & Co., Oranje-Nassau Groep BV	AVR

GDF selected transactions
September 2006	REN SA	GALP Energia’s natural gas assets
July 2003	E.ON AG	Rhurgas AG
October 2002	National Grid Plc	Lattice Group Plc

For each of the selected transactions, HSBC calculated and compared the implied enterprise value (EV) for each transaction to the target company’s last twelve months (or LTM) EBITDA ending on the date of the latest reported financial data. The enterprise value was calculated as the fully diluted value paid for the equity of the target company as adjusted for net debt (total financial debt minus cash and cash equivalents). The financial information used for the selected precedent transactions was based on publicly available information relating to the period prior to the date of closing of the selected transaction. The financial information used for Suez, Suez Environnement Company and GDF was based on financial information as of December 31, 2007.

The range of selected multiples for the selected transactions is indicated in the following table:

EV to LTM EBITDA

Suez selected transactions	9.7x to 12.1x
Suez Environnement selected transactions	7.6x to 15.2x
GDF selected transactions	8.8x to 9.2x

HSBC sought selected transactions that were most comparable to the proposed transaction. Nevertheless, because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of Suez, Suez

Environnement Company and GDF, and the businesses, operations and financial conditions of the companies included in the selected transactions analysis, HSBC believed that a purely quantitative selection transactions analysis would not be particularly meaningful in the context of the proposed merger. HSBC believed that the appropriate use of the selected transactions analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the proposed merger.

Based on the analysis shown in the above table, HSBC then applied the selected EV to LTM EBITDA multiples to the corresponding historical financial data for Suez, Suez Environnement Company and GDF, respectively, and derived an illustrative implied exchange ratio range of 0.70 to 0.94, after giving effect to the Distribution.

General

The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate methods of financial analysis and the application of those methods to the particular facts and circumstances, and therefore is not necessarily susceptible to partial analysis or summary description.

HSBC made no attempt to assign specific weights to particular analyses or factors considered, but rather made a qualitative judgment as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying HSBC’s opinion.

In arriving at its fairness determination, HSBC considered the results of all of its analyses and did not form any conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, HSBC made its determination as to fairness on the basis of its experience and professional judgment after considering the result of all of its analyses assessed as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Suez, Suez Environnement Company, GDF or the contemplated merger. Such comparative analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics, market conditions and other factors that could affect the public trading of the selected companies or terms of the selected transactions.

HSBC prepared these analyses for purposes of providing its opinion to Suez’s board of directors as to the fairness, from a financial point of view, of the exchange ratio, and its opinion is not intended to be and does not constitute a recommendation. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Suez, Suez Environnement Company, GDF, HSBC or any other person assume responsibility if future results are materially different from those forecasted.

As described above, HSBC’s opinion to Suez’s board of directors was one of many factors taken into consideration by the Suez’s board of directors in making its determination to approve the merger agreement. HSBC was not asked to, and did not, recommend specific consideration payable in the merger, which consideration was determined through negotiations between Suez and GDF. The foregoing summary does not purport to be a complete description of the analyses performed by HSBC in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of HSBC, attached as Annex G.

The HSBC opinion was delivered by HSBC in its capacity as financial advisor to the Board of Directors of Suez and should not be considered a “rapport d’expert indépendant”, nor an “expertise indépendante” nor an “attestation d’équité”, nor shall HSBC be considered an “expert indépendant”, as such terms are understood under French regulations, regarding the exchange ratio.

Suez selected HSBC as its financial advisor in connection with the proposed merger based on its qualifications, experience and reputation, its familiarity with Suez and the significance of the matter for Suez. HSBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

HSBC has advised the board of directors of Suez for the purposes of rendering its opinion and has received a fee of €3 million from Suez for its services, which was not contingent upon the consummation of the transaction. Suez has also agreed to reimburse HSBC for expenses as incurred in connection with its engagement, including any fees and disbursements of HSBC’s legal advisors. In addition, Suez has agreed to indemnify HSBC in relation to certain liabilities incurred within the scope of its engagement, including liabilities under U.S. federal securities laws. The issuance of the HSBC opinion was approved by the opinion committee of HSBC in accordance with the committee’s required procedures.

Opinion of Bnp Paribas, Financial Advisor to Suez

On February 17, 2006, Suez engaged the Corporate Finance Department of BNP Paribas as financial advisor for the merger of Suez and Gaz de France.

In September 2007, Suez extended the engagement of BNP Paribas and asked that BNP Paribas issue a preliminary financial opinion as to the reasonable and balanced nature of the then contemplated financial terms of the merger of Suez with and into Gaz de France. Prior to the public announcement of the contemplated terms of the merger on September 3, 2007, BNP Paribas issued to the board of directors of Suez a preliminary financial opinion dated September 2, 2007 attesting to the reasonable and balanced nature of the then contemplated financial terms of the merger.

During the board meeting of Suez held on June 4, 2008, at which the board of directors of Suez was called to decide upon the terms of the merger of Suez with and into Gaz de France, BNP Paribas delivered a financial opinion to the board of directors of Suez on the assessment of the reasonable and balanced nature of the financial terms of the merger proposed to Suez. This opinion reflected information which became available between September 2, 2007 and June 4, 2008, such as the audited consolidated financial statements of each of Suez and Gaz de France for the fiscal year ended December 31, 2007 and the Documents de référence of each of Suez and Gaz de France for the fiscal year ended December 31, 2007, as well as discussions which took place between such dates with the respective managements of Suez, Suez Environnement and Gaz de France, and replaced and superseded the opinion rendered to the Board of Directors of Suez, dated September 2, 2007, in relation to the announcement of the revised terms of the merger between Suez and Gaz de France on September 3, 2007. There were no material changes to the conclusion expressed in the June 4, 2008 opinion from the conclusion set forth in the September 2, 2007 opinion.

It should be noted that BNP Paribas is not acting as an independent expert (and shall not be deemed to act as such) pursuant to the provisions of Articles 261-1 et seq. of the Règlement général of the French Autorité des Marchés Financiers, or the AMF, and that the financial opinion therefore cannot and should not be deemed to constitute an “attestation d’équité” within the meaning of the above regulatory provisions.

An English translation of the financial opinion of BNP Paribas delivered to the board of directors of Suez on June 4, 2008, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations to the analysis performed, is attached to this registration statement as Annex H with the consent of BNP Paribas. You are encouraged to read the full text of the English translation of the financial opinion carefully. The financial opinion is addressed solely to the board of directors of Suez and attests to the reasonable and balanced nature, from a financial point of view, of the terms of the merger of Suez and Gaz de France and does not address any other aspect of the merger, including the merits of the merger as opposed to any other strategic alternative available to Suez. The financial opinion does not constitute a recommendation to the board of directors or the shareholders of Suez, or to any other person, on how to vote or act with respect to the proposed merger of Suez and Gaz de France, the assessment of which requires taking into account criteria and information outside the scope of the financial opinion. The summary of the financial opinion featured herein must be read with reference to the full text of the English translation of the financial opinion, included in Annex H.

BNP Paribas has advised the board of directors of Suez that it does not believe that any person other than the board of directors of Suez has the legal right to rely on the financial opinion. BNP Paribas would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the board of directors of Suez with respect to the aforementioned opinion and its financial analyses thereunder. BNP Paribas bases its belief that no person other than the board of directors of Suez may rely on the financial opinion on the limited nature of BNP Paribas’s contractual duty to Suez. BNP Paribas is not aware of any controlling precedent that would create a statutory or common law right for persons other than the board of directors of Suez to rely on the financial opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the financial opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the board of directors of Suez under applicable law or on the rights and responsibilities of either BNP Paribas or the board of directors of Suez under federal securities laws.

The financial opinion was delivered in the French language and is governed by French law. The English translation of the financial opinion attached to this registration statement is provided for informational purposes only and is qualified in its entirety by reference to the original French-language opinion letter filed with the AMF. BNP Paribas disclaims any responsibility for any errors or omissions in the translation.

In arriving at the conclusions presented in its financial opinion, BNP Paribas has examined and has relied exclusively upon the following documents and information:

1. the draft of the merger agreement between Suez and Gaz de France provided to BNP Paribas by Suez;

2. the audited consolidated financial statements of each of Suez and Gaz de France for the fiscal year ended December 31, 2007; the Documents de référence of each of Suez and Gaz de France for the fiscal year ended December 31, 2007; medium term business plans for each of Suez and Gaz de France for the period of 2008-2010, as approved by the board of directors of Suez and Gaz de France, respectively;

3. financial forecasts for the Suez Environment business resulting from the medium term business plan for Suez provided by Suez for the period of 2008-2010, validated by the management team of Suez Environment;

4. accounting and financial information for Suez Environment provided by Suez in order to determine the equity value of Suez Environment on the basis of its enterprise value;

5. the recent market price of each of Suez and Gaz de France stock;

6. certain publicly available information and stock market prices concerning companies whose activities are comparable to those of Suez, Gaz de France or Suez Environment;

7. broker reports published by financial analysts concerning Suez and Gaz de France and companies whose activities are comparable to those of Suez, Gaz de France or Suez Environment.

BNP Paribas has not had access to any data room nor has it carried out any due diligence, whether of a tax, financial, commercial, industrial, legal, labor, environmental, strategic or other nature. BNP Paribas has, however, had Q&A sessions concerning its financial opinion with the financial management of Suez, Suez Environnement and Gaz de France.

In issuing its financial opinion, BNP Paribas has relied exclusively on the documents and information described above.

In performing its work, BNP Paribas has assumed, without making any independent verification (or requesting any such verification), in accordance with the terms of its engagement, that the documents and information listed above (including those which are publicly available) are true, complete and accurate. In accordance with the terms of its engagement, BNP Paribas has not verified (or requested any verification of) the accuracy or completeness of such information and has not conducted any evaluation or appraisal (or requested any such evaluation or appraisal) of any assets or liabilities (of any nature whatsoever) of Suez, Gaz de France or any of their respective affiliates (including Suez Environnement). BNP Paribas has not examined the solvency of any of the entities concerned by the merger of Suez and Gaz de France, nor has it calculated or taken account of any tax effects of the merger of Suez and Gaz de France (including the spin-off of Suez Environment) as part of its analysis. With respect to financial forecasts for Suez, Suez Environment and Gaz de France which were prepared in 2007, BNP Paribas has assumed that such financial forecasts are based on assumptions (including assumptions about exchange rates and the price of commodities and electricity) considered relevant by the management of such companies at the time. BNP Paribas has also assumed that such forecasts (as well as financial restatements carried out by Suez) (i) have been prepared in good faith, based on realistic assumptions and information that is true, complete and accurate, as has been confirmed to us by Suez, (ii) have not been modified since their preparation by the use of new assumptions and (iii) taking into account the preceding points, reflect the best currently available estimates and judgments by the management of Suez (and of Gaz de France as applicable) as to the expected future performance and financial conditions of the companies to which such forecasts relate. In issuing the financial opinion, BNP Paribas assumes no liability and expresses no opinion with regard to the reasonableness of any such forecasts, or of the assumptions on which they are based. BNP Paribas has further assumed that the merger between Suez and Gaz de France will be consummated according to the terms and conditions contained in the merger agreement provided to it by Suez and that all governmental, regulatory or other consents and approvals required for the consummation of the merger of Suez and Gaz de France will be obtained without any adverse effect on Suez or Gaz de France or on the expected benefits of the merger that would be in any way meaningful to the analysis performed for its financial opinion. BNP Paribas received confirmation from Suez that any undertakings (to dispose of shares or assets or otherwise) agreed to or to be agreed to in order to obtain such consents and approvals would be performed on financial terms consistent with the value for which the assets involved contribute to the respective value of Suez. Finally, BNP Paribas was provided with a representation letter from Suez confirming that the management of Suez has no knowledge of any facts or circumstances that should be brought to the attention of BNP Paribas that are not included in the information provided to or reviewed by BNP Paribas.

The opinion of BNP Paribas is necessarily based on economic, market and other conditions in effect as of the date of its financial opinion, as well as on the available information in effect as of such date. Any events occurring after June 4, 2008 could have an impact upon the opinion of BNP Paribas and on the assumptions made in rendering its financial opinion. BNP Paribas has no obligation to update, revise or reaffirm its financial opinion.

BNP Paribas has acted as financial advisor to Suez in connection with the merger of Suez and Gaz de France and the spin-off of Suez Environnement. In return for these services, BNP Paribas will receive remuneration in the amount of €23 million, €12.5 million of which is contingent on the consummation of the merger of Suez and Gaz de France. In addition, Suez has agreed to reimburse certain expenses incurred by BNP Paribas and to compensate BNP Paribas for costs incurred in the context of its engagement. BNP Paribas also acted as financial advisor to Suez in 2007 and 2008 in connection with the disposal of Suez’ stake in Distrigaz and the acquisition of various assets from ENI and in August 2005 in connection with the purchase by Suez of minority interest shares in Electrabel. More generally, BNP Paribas has in the past provided, currently provides and intends to continue to provide investment and commercial banking services to Suez and to Gaz de France and to their respective affiliates, for which BNP Paribas has received and expects to receive compensation. Moreover, in the course of their ordinary business activities, BNP Paribas and certain of its affiliates may have traded or could be required to trade, on their own behalf or on behalf of their clients, in the equity or debt securities of Suez, Gaz de France or third parties involved in, or affected by, the merger of Suez and Gaz de France, or in the securities of their listed subsidiaries.

Summary of the Financial Analysis carried out by BNP Paribas Corporate Finance

In the context of the preparation of its financial opinion, BNP Paribas carried out a number of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of all of the analyses on which the financial opinion is based. The preparation of a financial opinion is a complex process which is not necessarily suited to partial analysis or summary description. In order to draw up its opinion, BNP Paribas made qualitative judgments concerning the importance and relevance of all of the analyses carried out and of all of the factors taken into consideration. BNP Paribas considers the result of its analysis to constitute a single indivisible whole and therefore gives no preponderance to any one analysis or factor in comparison with another. As a result, BNP Paribas considers the summary given below and the analyses described therein to constitute a single indivisible whole and that the consideration of one part of such analyses, without taking into consideration the analyses as a whole, could give an incomplete picture of the considerations acting as the basis for its opinion. Moreover, BNP Paribas may or may not have attributed a degree of importance to certain analyses or factors with respect to others, and may have considered certain assumptions to be more probable than others, in such a way that the exchange ratio range generated by one particular analysis or by a group of analyses described below must not as a consequence be considered to be representative of the opinion of BNP Paribas. None of the companies identified in the context of any comparison in any of the analyses summarized below is directly comparable to Suez, Suez Environment or Gaz de France.

During the course of its analyses, BNP Paribas considered a number of assumptions, including in relation to the performance of companies in the same sector as Suez and Gaz de France and in relation to the general state of business activities and the economic situation. All estimates made in the context of BNP Paribas’s various analyses have no bearing on future results or current values, which may vary both upwards and downwards from the results generated by these estimates. Therefore, such analyses are neither valuations nor research aimed at determining the market prices for which shares of Suez, Suez Environnement or Gaz de France could be exchanged. BNP Paribas can in no case be held liable if future results differ from the results contained in such estimates.

Furthermore, numerous other factors in addition to the analyses carried out by BNP Paribas in connection with its financial opinion have contributed to the decision of the board of directors of Suez to approve the merger between Suez and Gaz de France. Consequently, the analyses of BNP Paribas summarized below must not be considered as a decisive factor in the assessment by the board of directors of Suez of the merger or of the exchange ratio proposed in the merger.

The principal financial analyses carried out by BNP Paribas are summarized below. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary as they are not, when taken on a stand-alone basis, a complete description of BNP Paribas’s financial analyses.

Description of the criteria selected for assessing the exchange ratio

The analysis of the proposed financial terms of the merger requires a comparison of the equity capital value per share of Gaz de France and of Suez after the distribution of 65% of Suez Environment (hereinafter “Suez Adjusted”). BNP Paribas calculated the Suez Adjusted value on the basis of the value of Suez’ equity capital reduced by 65% of the value of the equity capital of Suez Environment.

The number of shares used in the calculation corresponds to the number of shares issued and outstanding as of May 30, 2008 not including treasury shares and taking into account dilution according to the treasury shares method (use of proceeds from the use of dilutive instruments and the subscription of new shares for the repurchase of shares on the market). As calculated on this basis, the diluted number of shares is 969 million for Gaz de France and 1,299 million for Suez. These figures are used in all per share calculations in this section.

The methods used to assess the exchange ratio result from a multi-criteria approach that includes market methods as well as an intrinsic method based on discounted cash flow analysis. These methods include:

•	an analysis of historic stock market prices for each of Gaz de France and Suez Adjusted as of August 28, 2007 (which was the last day of trading prior to rumors which had an impact upon the stock market prices) and as of May 30, 2008;

•	an analysis of price targets from analysts monitoring both Gaz de France and Suez;

•	an analysis of the equity capital value per share of each of Gaz de France and Suez Adjusted calculated by the use of comparable companies’ trading multiples;

•	an analysis of the equity capital value per share of each of Gaz de France and Suez Adjusted calculated on the basis of the discounted cash flow method.

BNP Paribas has calculated the Suez Adjusted value for each of these methods with a valuation approach consistent with the method adopted.

Stock Market Price Analysis

Analysis as of May 30, 2008

BNP Paribas analyzed the exchange ratio on the basis of the average volume-weighted closing stock market prices of each of Gaz de France and Suez Adjusted over the six-month period ending on May 30, 2008. For this analysis, the stock market prices of Suez and of Gaz de France prior to the payment of dividends were adjusted according to the ordinary dividends paid on May 9, 2008 for Suez and on May 22, 2008 for Gaz de France. The value of Suez Adjusted was calculated on the basis of the value of Suez, reduced by 65% of the value of Suez Environment. The value for Suez Environment was calculated on the basis of multiples for comparable listed companies for a period consistent with the period used for the stock market price analysis. The stock market prices were calculated based on closing stock market prices on May 30, 2008 and the average volume-weighted closing stock market prices over the one-month, three-month and six-month periods ending on May 30, 2008.

Resulting Exchange
Ratio Range

Latest price	0.93x – 0.96x
1 month average	0.91x – 0.94x
3 month average	0.90x – 0.93x
6 month average	0.90x – 0.94x

The analysis of stock market prices as of May 30, 2008 therefore shows an exchange ratio of between 0.90x and 0.96x.

Analysis as of August 28, 2007

The stock market price ratios were calculated on the basis of each of Gaz de France’s and Suez Adjusted’s closing stock market prices not affected by rumors concerning new proposals for the merger of Suez and Gaz de France over periods ending at the close of the market on August 28, 2007.

The valuation methods are identical to those described in the previous section and the valuation of the underlying Suez Environment business as of August 28, 2007 has been calculated using the method of trading multiples for comparable listed companies over periods consistent with the period used for the stock market price analysis.

Resulting Exchange
Ratio Range

Latest price	0.93x – 0.96x
1 month average	0.92x – 0.96x
3 month average	0.92x – 0.96x
6 month average	0.93x – 0.97x

The analysis of closing stock market prices as of August 28, 2007 therefore shows an exchange ratio range of between 0.92x and 0.97x.

Equity Research Analyst Price Targets Analysis

Since the target prices published by equity analysts reflect their view of the medium term evolution of stock market prices and a large number of equity analyst firms have monitored each of Suez and Gaz de France, a review of target prices provides a relevant benchmark for the assessment of the merger exchange ratio.

BNP Paribas carried out its analysis as of May 30, 2008 on the basis of recent target prices published by equity analysts following the announcement of the proposed merger and on the basis of a sample of equity research analysts publishing target prices for both Gaz de France and Suez and publishing explicit valuations of the equity value of the Suez Environment business. BNP Paribas thereby obtained, for each analyst report, the Suez Adjusted value by deducting from Suez’ equity value, derived from target prices, 65% of the explicit valuation of Suez Environment.

The resulting exchange ratios as of May 30, 2008 are summarized in the following table:

Analyst	Exchange Ratio

Oppenheim	0.99x
UBS	0.96x
Dexia	1.00x
CA Cheuvreux	0.96x
Citigroup	0.95x
Deutsche Bank	1.00x
Kepler	0.98x
WestLB	1.02x
KBC	0.97x
Oddo	0.98x
Exane BNP Paribas	0.96x
DrKW	0.91x
Min	0.91x
Max	1.02x

Trading Multiples Analysis

This method consists of estimating the equity value per share of a company by applying to such company’s earnings selected trading multiples of listed companies whose businesses are comparable to the business of such company. The earnings used in order to calculate the value per share are based on the financial forecasts of Gaz de France, Suez and Suez Environment.

Multiples based on EBITDA were favored over multiples based on operating results or net income (PER). Multiples based on EBITDA allow for a better assessment of the differences in operating profitability of companies under analysis and appear to be the multiples most frequently used by financial analysts in their valuation calculations for companies in this sector.

Multiples were calculated based on average stock prices for the 1-month period ending May 30, 2008 and on the diluted number of shares according to the treasury shares method.

Peer group retained for Gaz de France

In order to take into account the business mix of Gaz de France, including the importance of its upstream activities (exploration and production), the method used for the valuation of Gaz de France consisted of determining a weighted average multiple from a sample of integrated European utilities (with activities in electricity generation, transmission, distribution and supply of electricity and gas) and a sample of companies specializing in exploration and production. The weighting of the multiples was based on the weight of the upstream activities within Gaz de France’s EBITDA. BNP Paribas attributed a 25% weighting to companies specializing in exploration and production and a 75% weighting to integrated European utilities.

	VE/EBITDA
Integrated Utilities	2008e		2009e

Multiples
EDF	10.2	x	9.4	x
EON	8.3	x	7.0	x
RWE	6.7	x	6.2	x
Centrica	5.3	x	4.9	x
Gas Natural	8.1	x	7.5	x
Snam Rete Gas	8.8	x	8.6	x
Enagas	10.5	x	9.4	x
National Grid	8.1	x	7.8	x
Average	8.3	x	7.6	x

	VE/EBITDA
Exploration and Production	2008e		2009e

Multiples
Dana Petroleum	4.7	x	5.7	x
Venture Production	4.1	x	3.5	x
Average	4.4	x	4.6	x

Exploration and Production	2008e		2009e

Multiples	4.4	x	4.6	x
Weighting (%EBITDA)	25%		25%
Integrated Utilities
Multiples	8.3	x	7.6	x
Weighting (%EBITDA)	75%		75%
Weighted average	7.3	x	6.9	x

Peer group retained for Suez

In order to take into account Suez’ business mix, including the importance of its Environment business, BNP Paribas calculated the Suez Adjusted value on the basis of multiples obtained from specific samples of companies comparable to the Energy business of Suez and to the Environment business of Suez Environment.

For Suez’ energy activities, the sample of companies utilized consists of integrated European utilities with activities in electricity generation, transmission, distribution and supply of electricity and gas.

	VE/EBITDA
Integrated European Utilities	2008e		2009e

Multiples
EDF	10.2	x	9.4x
EON	8.3	x	7.0x
RWE	6.7	x	6.2x
Iberdrola	9.9	x	9.1x
EDP	9.7	x	8.8x
Fortum	12.8	x	11.1x
Verbund	13.7	x	12.5x
Scottish and Southern Energy	9.5	x	8.7x
Average	10.1	x	9.1x

For Suez Environment, BNP Paribas carried out its valuation on the basis of the Veolia Environnement multiple, which is considered to be the best possible comparison. Veolia Environnement is the global co-leader alongside the Suez Environment business in the water and waste management market and has the most comparable business profile in terms of size, geographical location and activity range.

	VE/EBITDA
	2008e		2009e

Veolia Environnement	8.1	x	7.4x

The exchange ratio calculated on the basis of EBITDA multiples ranges from 0.84x to 1.02x.

Discounted Cash Flow Analysis

The discounted future cash flow method is based on the principle that the value of an asset is equal to the sum of net future cash flows (to infinity), discounted at a rate taking into account the specific risks of the asset concerned.

The enterprise values of Gaz de France, Suez and Suez Environment are estimated by discounting the future cash flows using an average weighted cost of capital and include the net present value of cash flows over the explicit period 2008-2010 and the terminal value estimated for the end of 2010. This method was implemented on the basis of the 2008-2010 financial forecasts for Gaz de France, Suez and Suez Environment.

The discounting rates used for Gaz de France, Suez Energy and the Environment business are 6.6%, 7.1% and 6.7%, respectively.

Terminal values were calculated according to the Gordon Shapiro method and are based for Gaz de France and Suez Energy on a perpetual growth rate of 2% and for Suez Environment on a perpetual growth rate of 2.25%. Due to the limited horizon for the explicit period, the terminal value represents a heavy weighting in the total valuation of Gaz de France, Suez and Suez Environment and is extremely dependent upon the assumptions used in order to calculate the terminal cash flow.

On the basis of sensitivity analyses on the cost of capital and on the perpetual growth rate, the exchange ratio calculated on the basis of this method ranges from 0.85x to 1.04x.

Valuation Summary

The following table shows the summary of the exchange ratio ranges obtained in accordance with the different methods mentioned above:

Resulting Exchange
Ratio Range

Stock market price as of May 30, 2008	Most recent price	0.93x – 0.96	x
	1 month average	0.91x – 0.94	x
	3 month average	0.90x – 0.93	x
	6 month average	0.90x – 0.94	x
As of Aug. 28, 2007	Most recent price	0.93x – 0.96	x
	1 month average	0.92x – 0.96	x
	3 month average	0.92x – 0.96	x
	6 month average	0.93x – 0.97	x
Analysts’ target prices as of May 30, 2008		0.91x – 1.02	x
Stock market multiples of comparable companies		0.84x – 1.02	x
Discounted cash flow		0.85x – 1.04	x

Opinion of JPMorgan, Financial Advisor to Suez

Pursuant to an engagement letter dated March 2nd, 2006 as amended, Suez retained JPMorgan as its financial advisor in connection with its proposed merger with Gaz de France.

At the meeting of the Board of Directors of Suez on June 4, 2008, JPMorgan rendered its oral opinion to the Board of Directors of Suez that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the exchange ratio of 21 Gaz de France ordinary shares for every 22 ordinary shares of Suez (other than those held by Suez as treasury stock or by Gaz de France) and distribution to Suez’ common shareholders of a pro-rata proportion of the shares representing 65% of the share capital of Suez Environnement Company immediately prior to the merger was fair, from a financial point of view, to Suez’ common shareholders. JPMorgan has confirmed its June 4, 2008 oral opinion by subsequently delivering on the same day its written opinion to the board of directors of Suez that the financial terms were fair, from a financial point of view, to Suez’ common shareholders. This opinion reflected information which became available between September 2, 2007 and June 4, 2008, such as the audited consolidated financial statements of each of Suez and Gaz de France for the fiscal year ended December 31, 2007 and the Documents de référence of each of Suez and Gaz de France for the fiscal year ended December 31, 2007, as well as discussions which took place between such dates with the respective managements of Suez, Suez Environnement and Gaz de France, and replaced and superseded the opinion rendered to the board of directors of Suez, dated September 2, 2007, in relation to the announcement of the revised terms of the merger between Suez and Gaz de France on September 3, 2007. There were no material changes to the conclusion expressed in the June 4, 2008 opinion from the conclusion set forth in the September 2, 2007 opinion.

The full text of the written opinion of JPMorgan to the board of directors of Suez dated June 4, 2008, which sets forth certain assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by JPMorgan, is attached as Annex I to this Prospectus (as defined herein) and is incorporated herein by reference. JPMorgan has consented to the inclusion of its opinion herein. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of JPMorgan’s opinion. You are urged to read the opinion in its entirety. Pursuant to the terms and conditions of its engagement letter, JPMorgan’s opinion is addressed exclusively to the board of directors of Suez for their information, is directed only to the exchange ratio in, and distribution of Suez Environnement Company shares immediately prior to, the proposed merger and does not constitute a recommendation to any shareholder of Suez as to how such shareholder should vote or act at Suez’ Extraordinary Shareholders Meeting.

JPMorgan has advised the board of directors of Suez that it does not believe any person other than the Board of Directors of Suez has the legal right to rely on its opinion. JPMorgan would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the board of directors of Suez with respect to the aforementioned opinion and its financial analyses thereunder. JPMorgan bases its belief that no person other than the Board of Directors Suez may rely on the JPMorgan fairness opinion on the limited nature of JPMorgan’s contractual duty to Suez. JPMorgan is not aware of any controlling precedent that would create a statutory or common law right for persons other than the board of directors of Suez to rely on the JPMorgan fairness opinion. In the absence of controlling precedent, the ability of a shareholder to rely on the JPMorgan fairness opinion would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the board of directors of Suez under applicable law or on the rights and responsibilities of either JPMorgan or the board of directors of Suez under federal securities laws.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated May 27, 2008 of the Merger Agreement between Suez and Gaz de France (Projet de Traité relatif à la fusion-absorption de Suez par Gaz de France);

•	reviewed certain publicly available information concerning the businesses of each of Suez and Gaz de France, including Suez’ wholly-owned subsidiary Suez Environnement, and of certain other companies JPMorgan deemed comparable, as well as broker information and forecasts;

•	reviewed the recent and historical market prices of the stock of each of Suez and Gaz de France and certain publicly traded securities of such other companies as JPMorgan deemed relevant;

•	reviewed the publicly available audited consolidated financial statements of Suez and Gaz de France, respectively, for the fiscal year ended December 31, 2007;

•	reviewed the Documents de référence of Suez and Gaz de France, respectively, for the fiscal year ended December 31, 2007;

•	reviewed certain accounting and financial information for the Suez Environnement business provided by Suez in order to determine the equity value of the Suez Environnement business on the basis of its enterprise value;

•	reviewed certain internal financial forecasts prepared separately by the management teams of Suez, Suez Environnement and Gaz de France relating to the businesses of Suez, Suez Environnement and Gaz de France, respectively, for calendar years 2008 to 2010 inclusive; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purpose of rendering its opinion.

JPMorgan also held discussions with certain members of the management teams of Suez, Suez Environnement and Gaz de France with respect to the past and current business operations, the financial condition and future prospects and operations of Suez, Suez Environnement and Gaz de France, respectively, and in particular their long-term visions of the financial performance of Suez, Suez Environnement and Gaz de France, respectively. JPMorgan has also held discussions with management of Suez as to the effects of the merger of Suez and Gaz de France on the financial condition and future prospects of Suez and Suez Environnement, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by or on behalf of Suez, Suez Environnement and Gaz de France and their respective representatives and advisors or which was otherwise reviewed by or for JPMorgan. JPMorgan did not verify the accuracy or completeness of any such information and JPMorgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of Suez, Suez Environnement, Gaz de France or the merged entity under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial forecasts provided to or discussed with it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of Suez, Suez Environnement and Gaz de France as to the expected future results of operations and financial condition of each of the companies to which such forecasts relate. JPMorgan expresses no view as to such analyses or forecasts or the assumptions upon which they were based. The projections furnished to JPMorgan by Suez, Suez Environnement and Gaz de France were prepared by the respective management teams of each company in 2007 based upon assumptions (notably exchange rates and commodity prices) which the management of such company considered relevant at that time. JPMorgan understood and assumed that these projections are the most recent ones to have been approved by the respective Boards of Directors of Suez and Gaz de France and, with respect to projections for Suez Environnement, by the management team of Suez Environnement. JPMorgan was not provided with any updates nor any sensitivity analyses on these projections (notably with respect to exchange rates and commodity prices). Suez and Gaz de France’s management teams represented to JPMorgan that no updates or sensitivity analyses have been carried out on 2008-2010 forecasts.

JPMorgan assumed that the merger of Suez and Gaz de France will have the tax consequences described in the discussions with and materials provided to it by representatives and advisors of Suez. JPMorgan is not a legal, regulatory, accounting or tax expert. JPMorgan has not undertaken to provide any legal regulatory, accounting or tax advice to Suez in connection with the merger of Suez and Gaz de France, and has consequently relied on the assessments made by advisors to Suez with respect to all such issues. JPMorgan further assumed that the merger of Suez and Gaz de France and the other undertakings and transactions contemplated by the merger agreement will be consummated as described therein, without any waiver, modification or breach, that the definitive merger agreement will not differ in any material respect from the draft furnished to us dated May 27, 2008. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger of Suez and Gaz de France will be obtained without any adverse effect on Suez, Suez Environnement or Gaz de France or on the contemplated benefits of the merger. In particular, JPMorgan understood that any remedies requested by such regulatory authorities and implemented by Suez, Suez Environnement or Gaz de France would have no material impact on Suez, Suez Environnement or Gaz de France.

JPMorgan’s opinion is based upon economic, market and other conditions as in effect on, and the information made available by Suez, Suez Environnement and Gaz de France to JPMorgan as of the date hereof. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to Suez’ common shareholders of the exchange ratio and JPMorgan has expressed no opinion as to the fairness of the merger of Suez and Gaz de France to any party, nor as to the fairness of any consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of Suez, nor do we express any opinion as to the underlying decision by Suez to engage in the merger. JPMorgan expressed no opinion as to the price at which any securities of Suez, Suez Environnement Company or Gaz de France will trade at any future time, whether before or after the closing of the merger of Suez and Gaz de France. No opinion is expressed as to whether any alternative transaction might be more beneficial to Suez.

The following is a brief summary of the material analyses performed by JPMorgan in connection with the preparation of its written opinion letter dated June 4, 2008. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by JPMorgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Summary of Certain Financial Analyses Conducted by JPMorgan

For ease of reference, in this section we refer to the exchange ratio of 21 Gaz de France shares for 22 Suez shares (i.e., 0.9545 Gaz de France shares for one Suez share) and the distribution to Suez’ common shareholders of a pro-rata proportion of the shares representing 65% of the share capital of Suez Environnement Company immediately prior to the merger as the exchange ratio. Suez, after the distribution of 65% of Suez Environment Company, is referred to as Suez Adjusted.

Historical Exchange Ratio Analysis

Analysis as of May 30, 2008.  To provide background information and perspective with respect to the relative historical share prices of Suez and Gaz de France, JPMorgan reviewed the historical average volume-weighted closing stock market prices of shares of each of Gaz de France and Suez for May 30, 2008 and the one-month, three-month and six-month periods ending May 30, 2008 and since announcement of the merger of Suez and Gaz de France on September 3, 2007.

In this calculation, Suez common stock market prices were adjusted to account for the proposed distribution, immediately prior to the merger, of 65% of the share capital of Suez Environnement Company to Suez’ common shareholders. The equity value of 65% of the share capital of Suez Environnement Company was estimated by using trading multiples of comparable companies as described below and expressed as a range.

JPMorgan observed the following:

Period	Exchange Ratio Range

Last closing share price — May 30, 2008	0.93 – 0.96	x
Average 1 month	0.92 – 0.95	x
Average 3 months	0.90 – 0.94	x
Average 6 months	0.91 – 0.95	x
Since September 3, 2007	0.91 – 0.95	x

Based on this analysis, the exchange ratio of Suez (adjusted for the distribution of 65% of Suez Environnement Company) and Gaz de France ranges between 0.90x and 0.96x, which compares to the proposed exchange ratio of 0.9545.

Analysis as of August 28, 2007.  Further, JPMorgan reviewed the historical average volume-weighted closing stock market prices of shares of each of Gaz de France and Suez for August 28, 2007 and the one-month, three-month and six-month periods ending August 28, 2007 using the same methodologies and adjustments described in the preceding section. August 28, 2007 was the last day before market rumors related to the revised terms of the merger of Suez and Gaz de France started affecting Suez’ and Gaz de France’s stock market prices.

JPMorgan observed the following:

Period	Exchange Ratio Range

Last closing share price — August 28, 2007	0.92 – 0.96	x
Average 1 month	0.92 – 0.96	x
Average 3 months	0.92 – 0.96	x
Average 6 months	0.93 – 0.97	x

Based on this analysis, the exchange ratio of Suez (adjusted for the distribution of 65% of Suez Environnement Company) and Gaz de France ranges between 0.92x and 0.97x, which compares to the proposed exchange ratio of 0.9545.

Trading Multiples — Consolidated Approach

JPMorgan compared the financial and operating performance of Suez Energy (i.e. Suez excluding Suez Environnement), Suez Environnement and Gaz de France with publicly available information of selected companies engaged in businesses which JPMorgan judged to be relevant to those of Suez Energy, Suez Environnement or Gaz de France.

The companies selected by JPMorgan were as follows:

•	European water and waste management companies: Veolia Environnement, Séché Environnement, Shanks, Lassila & Tikanoja, Severn Trent, United Utilities and Northumbrian Water Group;

•	European integrated power and gas companies: EDF, E.ON, RWE, Iberdrola, Fortum, Verbund, Scottish and Southern Energy, EDP, Gas Natural and Centrica;

•	European gas transmission companies: Snam Rete Gas, National Grid and Enagas; and

•	North Sea gas-focused exploration and production companies: Dana Petroleum and Venture Production.

These companies were selected, among other considerations, because they share similar business characteristics with Suez Energy, Suez Environnement or Gaz de France. However, none of the companies selected is identical or directly comparable to Suez Energy, Suez Environnement or Gaz de France. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For each of the selected companies, JPMorgan calculated the firm value divided by the estimated EBITDA for calendar years ending December 31, 2008 and December 31, 2009, which we refer to as the firm value/EBITDA multiple.

•	The firm value of a particular company was calculated as the market value of the company’s equity (based on the one-month average share price as of May 30, 2008 and diluted number of shares based on the treasury shares method); plus the value of the company’s indebtedness, certain debt-like provisions and reserves and minority interest minus the company’s cash and cash equivalents, marketable securities and financial and equity investments as of December 31, 2007 (updated with certain available market information).

•	The estimates of EBITDA for each of the selected companies were based on recent publicly available estimates of brokers.

Based on different sets of selected companies, averages of firm value/EBITDA multiples were then applied to the EBITDA forecast for Suez Energy, Suez Environnement and Gaz de France (as provided to JPMorgan by the management teams of Suez, Suez Environnement and Gaz de France for calendar years ending December 31, 2008 and December 31, 2009) to derive firm values.

JPMorgan calculated the implied equity values of Suez Energy, Suez Environnement and Gaz de France by subtracting from the firm values of Suez Energy, Suez Environnement and Gaz de France the amount of their respective indebtedness net of cash and cash equivalents, minority interests and certain debt-like provisions; and by adding back the value of their respective equity and financial investments as of December 31, 2007, updated with certain publicly available market information.

Based on the assumptions set forth above, the exchange ratio between the implied equity valuation per share of Suez Adjusted and Gaz de France ranges between 0.84x and 1.03x, assuming a range of +/-10% around the midpoint, which compares to the proposed exchange ratio of 0.9545.

Discounted Cash Flow Analysis — 2008-2010

JPMorgan conducted a discounted cash flow analysis for the purpose of calculating a range of implied exchange ratios. The discounted cash flow did not give effect to the impact of any synergies as a result of the proposed merger of Suez and Gaz de France.

A discounted cash flow analysis is a traditional method of evaluating a company by estimating the future free cash flows of the company and by calculating the present value of those future free cash flows. Free cash flows refers to a calculation of the cash flows of the company without including in such calculation any debt servicing costs; present value refers to the current value of one or more future free cash flows from the company and is obtained by discounting those future free cash flows by a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, all specific to each company. Terminal value refers to the value of all future free cash flows of a company from and at a particular point in time.

JPMorgan calculated the free cash flows that Suez Energy, Suez Environnement and Gaz de France are expected to generate during fiscal years 2008 through 2010 based upon financial projections prepared by the management teams of Suez, Suez Environnement and Gaz de France.

JPMorgan also calculated terminal values for Suez Energy, Suez Environnement and Gaz de France at the end of the one-year period ending December 31, 2010 by applying a free cash flow perpetual growth rate of 2.00% for Suez Energy, 2.25% for Suez Environnement and 2.00% for Gaz de France. The free cash flows and the terminal values were then discounted to present values using discount rates of 7.2% for Suez Energy, 6.8% for Suez Environnement and 6.6% for Gaz de France to derive firm values.

In arriving at the estimated exchange ratio, JPMorgan calculated the equity values of Suez Energy, Suez Environnement and Gaz de France by subtracting from the firm values of Suez Energy, Suez Environnement and Gaz de France the amounts of their respective indebtedness net of cash and cash equivalents, minority interests and certain debt-like provisions; and by adding back the amount of their respective equity and financial investments as of December 31, 2007 (updated with certain publicly available market information).

Based on the assumptions set forth above, the exchange ratio between the implied equity valuation per share of Suez Adjusted and Gaz de France ranges between 0.85x and 1.04x, assuming a range of +/-10% around the midpoint, which compares to the proposed exchange ratio of 0.9545.

Brokers’ Target Prices Analysis

In addition to the valuation methodologies described above, JPMorgan reviewed brokers’ target prices as a relevant benchmark to assess the exchange ratio. JPMorgan considers that the analysis of brokers’ target prices is not a valuation methodology; it is therefore presented for illustrative purpose only.

The analysis was done on target prices published post-announcement of the revised terms of the merger on September 3, 2007. Only brokers providing target prices for both Gaz de France and Suez as well as providing an equity value for Suez Environnement were taken into account.

For each broker, the implied exchange ratio was calculated by using the target price for Gaz de France and the target price for Suez minus 65% of the equity value per share of Suez Environnement provided by the broker.

Based on the assumptions set forth above, the exchange ratio between the implied equity valuation per share of Suez Adjusted and Gaz de France ranges between 0.91x and 1.02x, which compares to the proposed exchange ratio of 0.9545.

Summary

The summary of JPMorgan’s exchange ratio analysis between the implied equity valuation per share of Suez Adjusted and Gaz de France is as follows:

Range of Exchange Ratio

Historical Exchange Ratio — as of May 30, 2008	0.90 – 0.96	x
Historical Exchange Ratio — as of August 28, 2008	0.92 – 0.97	x
Trading Multiples — Consolidated Approach	0.84 – 1.03	x
Discounted Cash Flow Analysis — 2008-2010	0.85 – 1.04	x
Brokers’ Target Prices Analysis — for illustrative purpose only	0.91 – 1.02	x

Additional Methodologies

In addition to the valuation methodologies described above, JPMorgan has performed a number of other financial analyses that JPMorgan deemed appropriate for the purpose of rendering its opinion, including a Trading Multiples based valuation on a Sum-of-the-Parts Approach and a Discount Cash Flows Analysis on a longer period.

Miscellaneous

In connection with rendering its opinion to the Suez Board of Directors, JPMorgan performed a variety of financial and comparative analyses, including those described above. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data considered by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses or focusing on information in tabular format, without considering all of its analyses as a whole and the narrative description of the analyses, could create an incomplete view of the processes underlying the analyses and its opinion. The order of analyses described does not represent the relative importance or weight given to those analyses by JPMorgan. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analysis or factor considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts used and analyses based on forecasts made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses or forecasts. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Suez, Suez Environnement or Gaz de France; however, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of Suez, Suez Environnement or Gaz de France. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Suez, Suez Environnement and Gaz de France. Except as otherwise noted, the foregoing quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 30, 2008 and is not necessarily indicative of current market conditions.

JPMorgan’s opinion and financial analyses were only one of the many factors considered by Suez in its evaluation of the merger of Suez and Gaz de France and should not be viewed as determinative of the views of the Board of Directors or management of Suez with respect to the merger.

It should be noted that JPMorgan is not acting as an independent expert (and shall not be deemed to act as such) pursuant to the provisions of Articles 261-1 et seq. of the Règlement général of the French Autorité des Marchés Financiers (“AMF”), and that the written opinion of JPMorgan therefore cannot and should not be deemed to constitute an “attestation d’équité” within the meaning of the above regulatory provisions.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

JPMorgan was selected by Suez as one of its financial advisors based on JPMorgan’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions and its familiarity with Suez. Upon announcement of the transaction and subsequent steps already achieved, JPMorgan became entitled to a fee of €6,666,666 and, if the merger is completed, will receive an additional fee of €8,333,333 for its services as financial advisor. In addition, Suez has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services and to indemnify JPMorgan for certain liabilities arising out of its engagement.

JPMorgan and its affiliates have provided investment banking and commercial banking services from time to time to Suez, Gaz de France and their respective affiliates and have received fees for the rendering of these services. Such past services include for 2005, 2006, 2007 and 2008 to date (i) acting as sole global coordinator, sole international bookrunner and international lead manager to the $267mm IPO of Glow Energy Public Company Limited in April 2005 (ii) acting as financial advisor and providing a fairness opinion on the buy-out of Electrabel minorities to Suez in August 2005, (iii) acting as joint bookrunner on the $445mm sale of Suez’ 19% stake in Colbún in May 2006, (iv) acting as joint bookrunner on the $220mm block trade sale of Suez’ 9.5% stake in Colbún in May 2006, (v) acting as joint bookrunner for the $1,169 million (€933 million) Initial Public Offering of Neuf Cegetel S.A on Euronext Paris in October 2006, (vi) acting as defense advisor in 2005. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade in the debt and equity securities (or related derivative securities) of Suez or Gaz de France or their respective affiliates for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities.

Independent Valuation Report of Oddo Corporate Finance to the Board of Directors of Suez

On March 6, 2008, Suez appointed, upon its own initiative, Oddo Corporate Finance, S.C.A. (“Oddo”) to act as an “independent appraiser” (expert indépendant, as such term is understood under French securities regulations) and to deliver to the Suez board of directors an independent valuation report prepared in accordance with Articles 262-1 et seq. of the General Rules of the AMF and AMF Instruction No. 2006-08 of July 25, 2006 on the fairness, from a financial point of view, of the exchange ratio in the proposed merger. Oddo delivered its report in the French language to the Suez board of directors, the conclusion of which took the form of an opinion, dated as of June 4, 2008, to the effect that, as of the date of the report and based upon and subject to the assumptions and other considerations set forth in the report, the exchange ratio in the proposed merger was fair, from a financial point of view, to Suez shareholders taken as a whole. The Oddo valuation report is being made available in the French prospectus related to the listing of the new shares of GDF to be issued upon consummation of the merger approved by the AMF (prospectus établi à l’occasion de l’émission et de l’admission des actions GDF Suez résultant de la fusion par absorption de Suez par Gaz de France) and is available on the AMF’s website at the following address: http://www.amf-france.org and, accordingly, an English translation of the Oddo report is included in this prospectus. Oddo disclaims any responsibility for any errors or omissions in the English translation. In case of any inconsistency between the original French Oddo valuation report and the English translation, the report in French shall control.

The English translation of the text of the written valuation report of Oddo is attached to this prospectus as Annex J. You are encouraged to read the full text of the Oddo report in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Oddo directed its report to, and provided its report for the use and benefit of, the Suez board of directors in connection with its evaluation of the proposed merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger. The report addresses only the fairness from a financial point of view of the exchange ratio and does not address the merits of the proposed merger as compared to other business strategies that might be available to Suez or any underlying business decision of Suez in connection with the proposed merger or any other matter.

In connection with its report, Oddo conducted such analyses, made such reviews, studies and inquiries as it deemed necessary under the circumstances, and, among other things:

(i) reviewed the document de référence for the fiscal year ended December 31, 2007 of each of Suez and Gaz de France and the audited consolidated financial statements of each of Suez, Suez Environnement and Gaz de France for the fiscal years ended December 31, 2005, 2006 and 2007;

(ii) reviewed certain publicly available financial and operating data concerning Suez, Suez Environnement and Gaz de France;

(iii) reviewed certain operating and tax synergies (including the amount, timing and achievability thereof) anticipated to result from the proposed merger prepared by the managements of Suez and Gaz de France;

(iv) reviewed certain internal financial projections concerning Suez, Suez Environnement and Gaz de France prepared by the respective managements of Suez and Gaz de France;

(v) reviewed the financial terms of the proposed merger as set forth in a draft, dated May 28, 2008, of the Merger Agreement (Traité de Fusion);

(vi) reviewed the report of BNP Paribas and JP Morgan, as financial advisors to Suez, as to the fairness, from a financial point of view, of the exchange ratio and discussed with certain representatives of BNP Paribas and JP Morgan certain elements referred to in their valuation;

(vii) reviewed a draft, dated May 27, 2008, of the agreement providing for the contribution by Suez to Suez Environnement Company of the Suez Environnement shares (traité d’apport partiel d’actif soumis au régime juridique des scissions);

(viii) reviewed a draft listing prospectus on Euronext Paris (prospectus en vue de l’admission des actions Suez Environnement Company aux négociations sur le marché Euronext Paris), dated May 13, 2008, of Suez Environnement Company, to be submitted for approval by the AMF;

(ix) reviewed a draft prospectus (prospectus établi à l’occasion de l’émission et de l’admission des actions GDF SUEZ résultant de la fusion par absorption de Suez par Gaz de France), dated May 16, 2008, related to the listing of the new shares to be issued upon consummation of the proposed merger, to be submitted for approval by the AMF; and

(x) discussed with certain senior managers of each of Suez, Suez Environnement and GDF the nature and operations of the business of Suez, Suez Environnement and Gaz de France including their historical performance and their financial projections and the assumptions underlying such financial projections.

Oddo has relied upon and assumed, without independent verification, the accuracy, fairness, reliability and completeness of all information and data publicly available or furnished or otherwise made available to it or discussed with or reviewed by it. Oddo’s assignment did not in any way constitute an audit, or even a limited review, of the information and data reviewed.

The management of each of Suez, Suez Environnement and Gaz de France advised Oddo, and Oddo has assumed, that financial projections and other information and data provided to Oddo represent the best currently available estimates and judgments of each of the managements of Suez, Suez Environnement and Gaz de France as to the future financial results and conditions of Suez, Suez Environnement Company and Gaz de France, respectively. In its analyses, Oddo is not addressing and expresses no opinion with respect to the validity of the 2008-2010 financial projections prepared by the managements of Suez, Suez Environnement and Gaz de France and the other matters covered thereby or the assumptions on which they are based in terms of their accuracy or exhaustive nature. With respect to publicly available forecasts and projections for Suez, Suez Environnement and Gaz de France, Oddo has reviewed and discussed such forecasts with the management of Suez, Suez Environnement and Gaz de France and has assumed that such forecasts and projections represent reasonable estimates and judgments of the future financial results of Suez, Suez Environnement and Gaz de France and Oddo expresses no opinion with respect to such forecasts and projections and the assumptions on which they are based. Oddo expresses no opinion with respect to the potential strategic implications and operational benefits anticipated to result from the proposed merger, and the other matters covered thereby or the assumptions on which they are based. Oddo assumed, with the consent of Suez, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the proposed merger) reflected in the documents made available to it and related information and data will be realized in the amounts and at the times projected.

Oddo has relied upon and assumed, without any independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects for Suez, Suez Environnement Company or Gaz de France since the date of the most recent financial statements provided to Oddo and there are no information or facts that would make any of the information reviewed by it incomplete or misleading. Oddo has also relied upon the assurances of the management of Suez that it was not aware of any relevant information that had been omitted or that remained undisclosed to Oddo.

Oddo also relied upon and assumed, without any independent verification, that (i) the final terms of the draft documents provided to it will not differ in any material respect from such draft documents, (ii) each party to the Traité de Fusion and all other related documents will fully and timely perform all of the covenants, representations and warranties and agreements required to be performed by such party and that each such document will be consummated in a timely manner in accordance with the terms described therein, without any waiver, modification or amendment thereto, (iii) all necessary regulatory or third party approvals, consents and releases for the proposed merger will be obtained and that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Suez, Suez Environnement Company, Gaz de France or the contemplated benefits of the proposed merger and (iv) the proposed merger will be consummated in a manner that complies in all respects with all applicable laws and regulations.

No opinion is intended by Oddo in matters that require legal, regulatory, accounting or tax expert, or other similar advice and Oddo has assumed, with the consent of Suez, that such professional advice has been or will be obtained from the appropriate professional advisors.

The report of Oddo does not address in any manner, nor does it express an opinion as to, the value or fairness of the distribution to Suez shareholders of 65% of the shares of Suez Environnement Company, or the price or volumes at which Suez shares and American Depositary Shares, Gaz de France shares or Suez Environnement Company shares will or may trade at any time.

Oddo has not been requested to and did not make, and was not provided with, any physical inspection or independent appraisal of the properties, assets or liabilities (contingent or otherwise) of Suez, Suez Environnement or Gaz de France or any other party.

Oddo has not been requested to, and did not (i) participate in negotiations with respect to the terms of the Traité de Fusion and any related transaction, (ii) initiate any discussions with or solicit any indications of interests from third parties with respect to the proposed merger or alternatives to the proposed merger or (iii) express any view or advise the Suez board of directors or any other party with respect to alternatives to the proposed merger.

Oddo has not been requested to opine as to, and the report of Oddo does not address: (i) the underlying business decision by Suez, it shareholders or any other party to proceed with or engage in the proposed merger, (ii) the relative merits of the proposed merger as compared to any other business strategies that might exist for Suez or the effect of any other transaction in which Suez might engage, or (iii) any transaction other than the proposed merger.

Summary of analyses

In preparing its report to the Suez board of directors on the exchange ratio in the proposed merger, Oddo performed a variety of analyses, including those described below. No limitations or restrictions were imposed by Suez on the scope of Oddo’s investigation or the procedures to be followed by Oddo in preparing its report. Under French laws and regulations, the preparation of the report as an expert indépendant necessarily is a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other methodologies employed and the adaptations and application of these methodologies in order to provide a valuation report is not readily susceptible to partial analysis or summary description.

Oddo arrived at its fairness opinion in its valuation report based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Oddo made its determination as to fairness on the basis of its experience and professional judgment after considering the result of all of its analyses. Accordingly, Oddo believes that its financial analyses must be considered as a whole and that selecting portions of its analyses, methodologies and the factors it considered below, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, as a whole would create an incomplete view of the process underlying its analysis and its report.

In performing its analyses, Oddo considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated, at the date of its report. Subsequent developments could require a reevaluation of such analyses. Oddo does not have any obligation to update, revise or reaffirm its report.

No company or transaction used for comparative purposes in Oddo’s report is directly comparable to Suez, Suez Environnement Company, Gaz de France or the contemplated merger. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. The estimates contained in Oddo’s report and the implied exchange ratio ranges are, thus, illustrative and not necessarily indicative of predictive or future results or values, which may be significantly more or less favorable than suggested by these analyses and do not purport to be appraisals or to reflect the prices at which the businesses or securities actually may be sold. Any analysis is inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and none of Suez, Suez Environnement Company, Gaz de France, Oddo or any other person assume responsibility if future results are materially different from those used for or implied by the analyses.

Oddo’s report was delivered to the Suez board of directors in connection with its consideration of the merger and was only one of many factors taken into consideration by the Suez board of directors in evaluating the merger. Neither Oddo’s report nor its analyses were determinative of the consideration to be offered to the Suez shareholders in the proposed merger or of the views of the Suez board of directors with respect to the proposed merger or the exchange ratio. The exchange ratio in the merger was determined through negotiations between Suez and Gaz de France. Oddo was not asked to, and did not, recommend any specific exchange ratio to the Suez board of directors.

The following is a summary of the material analyses conducted by Oddo does not purport to be a complete description of the analyses performed by Oddo as provided in its June 4, 2008 report. The order of these analyses does not represent relative importance or weight given to those analyses by Oddo. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis.

The analyses summarized below include information presented in tabular format. The tables below alone do not constitute a complete description of the analyses conducted by Oddo. Considering the data in the tables below without considering the full narrative description of the financial analyses, as well as the methodologies and assumptions, qualifications and limitations underlying or affecting each analysis, could create a misleading or incomplete view of Oddo’s financial analyses.

In its calculation of the ranges of exchange ratios, based upon and subject to the assumptions and other considerations set forth in its report, Oddo used a multi-criteria valuation approach incorporating the following valuation methodologies:

(i)	a market approach based on:

•	a trading price analysis for each of Suez and GDF;

•	an analysts’ target prices analysis;

•	an analysis based on a selection of publicly traded companies.

(ii)	an intrinsic approach based on a discounted cash flow analysis. In addition, where applicable, Oddo has considered a selection of publicly traded companies with respect to each business division of Adjusted Suez (Suez after giving effect to the distribution by Suez to its shareholders of 65% of the shares of Suez Environnement Company) and each business segment of Gaz de France.

Oddo also considered the characteristics of the proposed merger and, among others, the impact for the Suez shareholders of the synergies anticipated from the merger, a selection of publicly announced change of control transactions, the negotiation process between Suez and Gaz de France which led to the proposed merger, the role of the French State as the tariff regulator and main shareholder of the surviving entity and the undertakings of Suez and GDF towards the European Commission to divest certain assets in connection with the proposed merger and the terms and conditions of the distribution to the Suez shareholders (other than Suez itself) of 65% of the shares of Suez Environnement Company.

Based on the approaches above, for purposes of its analyses, Oddo has calculated a range of exchange ratios after giving effect in each case to the distribution by Suez to its shareholders of 65% of the shares of Suez Environnement Company (hereinafter “Adjusted Suez”).

For purposes of its analyses, Oddo has calculated a range of values per Adjusted Suez share using the equity value of Suez less 65% of the equity value of Suez Environnement Company.

In its calculation of an equity value from an enterprise value for Adjusted Suez, Suez Environnement and Gaz de France, Oddo made certain adjustments as set forth in its report.

Market approach

Trading prices analysis

Based upon and subject to the assumptions and other considerations set forth in its report, Oddo analyzed with respect to the shares of Suez and Gaz de France listed on Euronext Paris (Compartiment A) (i) the closing prices as of August 28, 2007, which is the last trading day before rumors of the revised terms of the proposed merger affected the share price and before the announcement of the merger, and as of May 16, 2008, (ii) the volume-weighted average closing share prices for each of the periods of 1 month, 3 months, 6 months and 1 year up and until August 28, 2007 and (iii) the volume weighted average closing share prices for each of the periods of 1 month, 3 months, 6 months up and until May 16, 2008 and for the period from September 3, 2007 up and until May 16, 2008, in order to calculate the historical implied exchange ratios based on such trading prices.

In the case of this trading price analysis, the ranges of implied values per share of Adjusted Suez and Gaz de France were calculated as of a particular date or for a particular period; the value per share of Adjusted Suez was determined on the basis of the per share value of Suez less 65% per Suez share of Suez Environnement which was valued by applying the multiples of trading comparable companies (as described under the section entitled Trading comparable companies analysis).

The following tables summarize the results of this analysis for each of the periods indicated above:

		Adjusted
May 16, 2008 (€)	Suez	Suez	GDF

Spot price	45.4	38.4	41.9
1-month VWAP	45.6	38.6	42.4
3-month VWAP	42.9	36.0	39.4
6-month VWAP	43.6	36.7	38.9
VWAP since September 3, 2007	43.0	36.1	38.2

Source: Datastream

		Adjusted
August 28, 2007 (€)	Suez	Suez	GDF

Spot price	38.3	31.3	33.9
1-month VWAP	37.8	30.8	33.4
3-month VWAP	39.9	33.0	35.4
6-month VWAP	39.9	33.0	35.1
1 year VWAP	38.4	31.4	33.9

Source: Datastream

Oddo used the above ranges of values per Adjusted Suez share and GDF share to determine an implied exchange ratio range of 0.91 to 0.94.

Target prices analysis

In addition to the trading prices analysis, Oddo analyzed the exchange ratio by reference to the target prices published between September 3, 2007 and May 16, 2008 by certain equity research analysts covering Suez and Gaz de France.

With respect to Suez Environnement, the target prices published by these selected analysts range from €9.5 to €17.6 per share.

With respect to Adjusted Suez, the target prices published by the selected analysts range from €36.7 to €50.9 per share. The value per share of Adjusted Suez was determined by substracting from Suez’ target prices 65% of the explicit valuation of Suez Environnement established by the relevant analyst.

With respect to Gaz de France, the target prices published by certain analysts ranged from €37.0 to €51.0 per share.

The average of the implied exchange ratios resulting from this analysis is 0.97.

Trading comparable companies analysis

In addition, Oddo conducted an analysis of the exchange ratio by reference to the per share values implied by comparing certain financial data for Adjusted Suez and Gaz de France to a range of multiples for certain comparable companies.

Oddo selected companies comparable to Adjusted Suez (excluding Suez Environnement) (“Suez Energie Division”), Suez Environnement, Gaz de France (excluding the Exploration-Production segment) and the Exploration-Production segment of Gaz de France.

For each of Suez Energie Division, Suez Environnement, Gaz de France (excluding the Exploration-Production segment), and the relevant selected companies, Oddo calculated the multiple of enterprise value to estimated 2008 and 2009 EBITDA.

EBITDA is equal to earnings before interest, taxes, depreciation and amortization, before deduction of the replacement expenses for concessions, before financial revenues excluding interest and other items, excluding the shares of income/loss in associates, and before net allocations to current assets. With respect to GDF, EBITDA is calculated after taking into account the tariff catch-up, which is also considered as an asset deducted from net debt as of December 31, 2007. The estimated 2008 and 2009 EBITDA for comparable traded companies were based on the most recent published analysts’ reports. The financial information used for the Exploration-Production segment and Gaz de France, excluding the Exploration-Production segment, are obtained from (i) the 2007 consolidated financial statements of Gaz de France, (ii) the Gaz de France 2008-2010 consolidated financial projections provided by Gaz de France and (iii) Oddo’s assumptions regarding the breakdown of cash flows by segment.

For the Exploration-Production segment of Gaz de France and the relevant selected companies, Oddo calculated the multiple of enterprise value to proven and probable reserves.

The multiples and ratios were calculated by Oddo using the volume-weighted average closing share prices for the 1-month period up to and including May 16, 2008.

The results of these analyses are summarized as follows.

Suez Environnement — Multiples of comparable companies — Environment

VE / EBITDA
Company	Country	2008e	2009e

Veolia Environnement SA	France	8.1x	7.3x
Comparable, Europe
Séché Environnement SA	France	7.4x	6.8x
Shanks Group Plc	United Kingdom	9.5x	8.9x
United Utilities Plc	United Kingdom	8.2x	7.3x
Severn Trent Lc	United Kingdom	8.9x	8.2x
Northumbian Group Plc	United Kingdom	10.0x	9.6x
Lassila & Tikanoja Oyj	Finland	7.2x	6.6x
Average		8.5x	7.9x
Median		8.5x	7.7x
Other comparables
Republic Services Inc.	United States	8.2x	7.7x
Waste Management Inc.	United States	7.7x	7.1x
Waste connections Inc.	United States	10.2x	9.3x
Allied Waste Inc.	United States	7.3x	6.8x
Average		8.3x	7.7x
Median		8.0x	7.4x

Sources: Companies, Datastream, analysts’ reports

By applying trading multiples, the value per Suez share implied from Suez Environnement ranges from €6.9 to €7.0.

Suez Energie Division — Multiples of comparable companies — Energy

VE / EBITDA
Company	Country	2008e	2009e

Fortum Oyj	Finland	12.2x	10.6x
Energie de Portugal SA	Portugal	9.7x	8.9x
RWE AG	Germany	6.2x	5.9x
Verbund AG	Austria	13.1x	12.0x
Scottish & Southern Energy Plc	United Kingdom	9.4x	8.3x
E.ON AG	Germany	8.3x	6.9x
Electricité de France SA	France	10.1x	9.4x
Iberdrola SA	Spain	10.0x	9.1x
Average		9.9x	8.9x
Median		9.9x	9.0x

Sources: Companies, Datastream, analysts reports

By applying trading multiples, the implied enterprise value of Adjusted Suez ranges from €63.7 billion to €64.4 billion, which represents an implied value per share for Adjusted Suez ranging from €39.3 to €39.8.

GDF excluding the Exploration-Production segment — Multiples of comparable companies

VE / EBITDA
Company	Country	2008e	2009e

Electricité de France SA	France	10.1x	9.4x
Enagas SA	Spain	10.2x	9.0x
Gas Natural SA	Spain	8.2x	7.6x
Snam Rete Gas Spa	Italy	8.7x	8.3x
E.On AG	Germany	8.3x	6.9x
RWE AG	Germany	6.2x	5.9x
Centrica Plc	United Kingdom	5.5x	5.2x
National Grid Plc	United Kingdom	8.0x	7.7x
Average		8.1x	7.5x
Median		8.2x	7.6x

Sources: Companies, Datastream, analysts’ reports

GDF Exploration-Production segment — Multiples of comparable companies: Exploration and Production

		€ / Mbep of proven and
Company	Country	probable reserves

Dana Petroleum Plc	United Kingdom	11.7
Venture Production Plc	United Kingdom	9.0
Average		10.3

Sources: Companies, Datastream, analysts’ reports

By applying trading multiples, the implied enterprise value of Gaz de France ranges from €44.3 billion to €45.1 billion, which represents an implied value per Gaz de France share ranging from €42.0 to €42.8.

Based upon and subject to the assumptions and other considerations described by Oddo in its report, these companies were selected by Oddo in the selected companies analysis because they are publicly traded companies with businesses and operations that, for the purposes of analysis may be considered similar to certain operations of Suez, Suez Environnement Company and Gaz de France, as applicable. However, no company used in this analysis is identical to Adjusted Suez, Suez Environnement Company or Gaz de France because of differences among the businesses, operations and other characteristics of Adjusted Suez, Suez Environnement Company and Gaz de France, and the businesses, operations and other characteristics of the comparable companies. Subject to the assumptions and other considerations described by Oddo in its report, Oddo made certain judgments and assumptions to take into account differences in sizes, growth prospects, profitability levels and business segments between Adjusted Suez, Suez Environnement Company and Gaz de France, and the comparable companies. Oddo believes that the quantitative analyses are not by themselves meaningful and must be considered together with judgments and assumptions made by Oddo to arrive at its conclusions.

Based on the foregoing analysis, Oddo derived implied exchange ratios ranging from 0.93 to 0.94.

Summary of conclusions of the market approach

Based upon and subject to the assumptions and other considerations described by Oddo in its report, the table below sets forth the ranges of values per share of Adjusted Suez and Gaz de France respectively that have been used to determine the corresponding implied exchange ratios. The high and low values per share of Adjusted Suez and Gaz de France shown in the table below are the high and low averages per share of Adjusted Suez and Gaz de France derived from the trade price, analysts’ target prices and trading comparable companies methodologies described above.

The average of the range of the implied exchange ratios resulting from the market approach is 0.94 showing that the exchange ratio of approximately 0.9545 represents a premium of 1.4% compared thereto.

Adjusted Suez		GDF
(€ per share)		(€ per share)		Exchange Ratio(1)
Low	High	Low	High	Low	High	Average	Premium(2)

37.7	40.5	40.0	43.3	0.94	0.95	0.94	1.4%

(1)	Exchange ratio resulting from the analysis considered.

(2)	Implied premium resulting from the average exchange ratio using this analysis.

Intrinsic Approach

The methodology used by Oddo in its intrinsic valuation is the sum of the parts valuation based on the discounted cash flows (DCF) for each division of Adjusted Suez and each segment of Gaz de France for the period 2008-2013 using the break-down per division or segment, as applicable, used by Suez and Gaz de France respectively in their financial statements. In performing this analysis, Oddo, used and relied upon the financial projections for the years 2008 to 2010 supplied to Oddo by each of Suez and Gaz de France managements, and macroeconomic assumptions (notably exchange rate and prices of Brent oil) and forecasts for raw materials prices underlying the financial projections of Gaz de France and Suez provided to Oddo by Suez and Gaz de France which are based on price curves and price modeling available as of January 31, 2007 with respect to Suez financial projections and as of June 11, 2007 with respect to Gaz de France financial projections. In addition, with respect to Suez and Gaz de France for the period 2011-2013, Oddo made certain extrapolations and assumptions from the 2010 financial projections provided by Suez and GDF.

For this methodology, Oddo determined the enterprise value of Adjusted Suez and Gaz de France by using the sum of the parts methods for each division of Adjusted Suez and each segment of Gaz de France obtained by adding, unless otherwise noted: (i) the available future cash flows discounted at the weighted average cost of the estimated capital of the division or segment (“WACC”) over a given period; and (ii) a discounted terminal value based on an perpetuity growth rate in free cash flows at the end of the projection period as follows:

		Perpetuity
Adjusted Suez	WACC	growth rate

Suez Energie Europe (SEE)	6.9%	1.0%
Suez Energie International (SEI)	7.7%	1.5%
Suez Energie Services (SES)	7.5%	2.0%
Suez Environnement (SE)(1)	7.0%	2.5%

Based upon and subject to the assumptions, qualifications, limitations and other matters described by Oddo in its report, the summary of Oddo’s intrinsic valuation of Adjusted Suez is as follows:

	Enterprise value (bn€)
	Min	Max

Suez Energie Europe (SEE)	36.8	43.6
Suez Energie International (SEI)	14.9	17.7
Suez Energie Services (SES)	6.1	7.2
Suez Environnement (SE)(1)	4.6	6.2
Other	(0.9)	(0.9)
Enterprise value of Adjusted Suez	61.4	73.8

(1)	Value of equity corresponding to a stake of 35%

The valuation of Adjusted Suez through the sum of the parts methodology implies a range of enterprise values from €61.4 billion to €73.8 billion, which represents an implied range of values per share from €37.6 to €47.2.

		Perpetuity
GDF	WACC	growth rate

Exploration-Production	9.0%	2.0%
Energy Purchase-Sale	8.0%	2.0%
Services	7.5%	2.0%
Transportation-Distribution International	7.0%	2.0%

With respect to each of the Transportation-Storage and Distribution France segments of Gaz de France, Oddo used a value equal the Regulated Asset Base of the transportation infrastructures and LNG terminals calculated by the French Energy Regulatory Commission (CRE) to which Oddo applied a 10% to 20% premium. Oddo applied this range of premium in order to take into account the fact that the enterprise value implied by the net present value of the cash flows of each of these segments (applying a discount rate equal to the Regulated Asset Base after tax) is significantly higher than the Regulated Asset Base.

Based upon and subject to the assumptions, qualifications, limitations and other matters described by Oddo in its report, the summary of Oddo’s intrinsic valuation of Gaz de France is as follows:

	Enterprise value (bn€)
	Min	Max

Exploration-Production	6.0	7.0
Energy Purchase-Sale	8.8	10.2
Services	1.5	1.8
Transportation-Storage	6.5	7.1
Distribution France	14.5	15.8
Transportation-Distribution International	6.4	7.9
GDF enterprise value	43.6	49.8

The valuation of Gaz de France through the sum of the parts methodology implies a range of enterprise value from €43.6 billion to €49.8 billion, which corresponds to an implied range of values per share from €41.3 to €47.7.

Based on the foregoing analyses, the exchange ratios implied from this intrinsic approach range from 0.91 to 0.99.

Other analyses

In its report, Oddo also reviewed the public documents and presentations of BNP Paribas and JP Morgan, as Suez financial advisors, relating to the synergies anticipated to result from the merger. Oddo was informed that Suez and Gaz de France value the operational synergies resulting from the proposed merger at €970 m per year (before taxes) by 2013, including €390 m per year (before taxes) of synergies that can be generated by 2010 (hereinafter the “Synergies”). Oddo also reviewed the comments of analysts specialized in this industry with respect to the amount, the calendar and the probability of achieving the Synergies.

Based upon and subject to the assumptions, qualifications, limitations and other matters described by Oddo in its report, the value of the Synergies is estimated at approximately €8.5 billion, which corresponds to approximately €5 billion for the Suez shareholders, or approximately €3.8 per Suez share.

In its analysis of the exchange ratio, Oddo also took into account the context of the merger.

Miscellaneous

As described above, Oddo’s report, including the fairness opinion contained therein, to the Suez board of directors was one of many factors taken into consideration by the board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Oddo in connection with its report and is qualified in its entirety by reference to the French written report of Oddo, an English free translation of which is attached to this prospectus as Annex J.

Suez engaged Oddo based on Oddo’s experience and reputation. Oddo is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Oddo was engaged by Suez pursuant to an engagement letter governed by French law, dated March 6, 2008, as amended, to provide the Suez board of directors with an independent valuation report on the exchange ratio in the proposed merger. Pursuant to the engagement letter, Suez agreed to pay Oddo a fee of €1,500,000, which is not contingent upon the conclusions reached by Oddo in its report. Suez has also agreed to reimburse Oddo for certain reasonable out-of-pocket expenses, and to indemnify Oddo and certain related parties against certain liabilities and expenses.

Oddo has identified the situation described below as possibly falling within the scope of Article I of AMF Instruction No. 2006-08 of July 25, 2006 relating to independent appraisers in application of Title VI or Book II of the general regulations of the AMF.

Oddo Securities, a branch of the Oddo et Cie group, regularly publishes research reports on Suez and Gaz de France. Oddo believes that such publications do not place Oddo in a situation of conflict of interest with the persons concerned by the proposed merger or their advisors within the meaning of Article 261-4 of the general regulations of the AMF and does not correspond to the situations listed in Article I of the aforementioned AMF instruction because, among other reasons, the financial analysts at Oddo Securities who prepare the research reports have been separated by a “Chinese wall” from the team responsible for preparing the Oddo report on the exchange ratio of the proposed merger to the Suez board of directors. This Chinese wall ensures that the financial analysts of Oddo Securities do not have access to the confidential information held by Oddo when preparing the valuation report.

In addition, in the ordinary course of its business, Oddo Asset Management, a member of the Oddo et Cie group, holds shares of Suez and Gaz de France within its portfolio of UCITS and may actively trade in the debt and equity securities of Suez and Gaz de France, for its own accounts, or for the accounts of customers and, accordingly, may at any time and on a regular basis hold a long or short position in such securities. However, given the very limited number of debt or equity securities so held, Oddo considers, pursuant to Article 261-4(II) of the general regulations of the AMF and Article 1 of the aforementioned AMF instruction, that this holding is not likely to affect its independence or the objectivity of its judgment.

French Market Authority’s Multi-criteria Financial Analysis

Under applicable French law and regulations, the French prospectus relating to the Gaz de France ordinary shares to be issued in connection with the merger must include an assessment of the exchange ratio by Gaz de France’s and Suez’ boards of directors using a multi-criteria financial analysis. As this financial analysis has been made available in the French prospectus, a translation of the financial analysis is included as Exhibit 99.1 to the Registration Statement of which this prospectus is a part. The financial analysis was performed solely to comply with French law and was not prepared with a view towards disclosure in other jurisdictions or with a view that holders of Suez’s or Gaz de France’s ordinary shares should rely on it. This financial analysis does not constitute an opinion of any of Gaz de France’s or Suez’ respective advisors or any of their affiliates regarding the fairness of the merger consideration from a financial point of view or otherwise to either the holders of Suez ordinary shares or the holders of Gaz de France ordinary shares and is not intended to, and does not, constitute a recommendation to any shareholders of Gaz de France or Suez with respect to the merger. This financial analysis is not intended to, and does not, represent the views of Gaz de France’s or Suez’ advisors or any of their affiliates as to the underlying valuation, future performance or long-term viability of Gaz de France or Suez, or the prices at which Gaz de France ordinary shares will trade upon or subsequent to the merger.

Reports of the Merger Auditors

Under French law and regulations applicable to the merger, court-appointed merger auditors (commissaires à la fusion) are required to produce a written report on the terms and conditions of the merger. Among other things, the role of the merger auditors is to check that the relative values ascribed to the shares of Gaz de France and Suez in the merger are relevant and that the exchange ratio is fair. This report, which is referred to as the Report on the Merger Consideration, must describe the methodologies used by management for determining the merger exchange ratio and must indicate whether these methodologies are relevant under the circumstances. The report must set forth the exchange ratios implied by each of these methodologies and indicate the relative importance of each of these methodologies in determining the value that was adopted. The report must also detail any particular valuation difficulties, if they arose. The merger auditors must also produce a report on the valuation of the assets contributed by the dissolved company in the merger, which is referred to as the Report on the Value of the Assets Transferred.

The Report on the Merger Consideration and the Report on the Value of the Assets Transferred must be made available to shareholders at the registered offices of the constituent companies in the merger at least one month before the date of the extraordinary general meeting of shareholders convened to approve the agreement and plan of merger. In addition, the Report on the Value of the Assets Transferred must be filed with the clerk of the commercial court (greffe du tribunal de commerce) at the place where the constituent companies have their registered offices. English convenience translations of the Report on the Merger Consideration and the Report on the Value of the Assets Transferred are attached as Annex B and Annex C, respectively to this prospectus.

Messrs. René Ricol (2, avenue Hoche, 75008 Paris, France), Dominique Ledouble (99, boulevard Haussmann, 75008 Paris, France) and Vincent Baillot (of the firm ABPR Ile de France at 7, rue du Parc de Clagny, 78000 Versailles, France) were appointed merger auditors by order of the President of the Commercial Court of Paris (Tribunal de Commerce de Paris) on May 30, 2006, at the joint request of Gaz de France and Suez.

In the previous two years, none of Messrs. Ricol, Ledouble or Baillot has had any material relationship with either Gaz de France or Suez.

Messrs. Ricol, Ledouble and Baillot are auditors and accounting experts. The estimated aggregate fees that will be paid to the merger auditors are €2.5 million.

As set out in more detail in the written reports, dated June 11, 2008, in preparing their written reports, and in rendering their opinions on the fairness of the merger exchange ratio and on the value of the assets contributed by Suez, the merger auditors have followed procedures in accordance with the standards of the National Society of Auditors (Compagnie nationale des commissaires aux comptes) applicable to these engagements.

Spin-Off of Suez’ Environment Business Prior to the Merger

Prior to the merger, a certain number of internal reorganization transactions relating to Suez Environnement and its subsidiaries will have been undertaken. Suez and some of its subsidiaries have transferred to Suez Environnement or to some of its subsidiaries the interests they held in companies within the environment branch, primarily:

•	0.27% of the capital of Lyonnaise des Eaux France;

•	100% Lyonnaise des Eaux Deutschland (dormant);

•	1.48% of the capital of the Greek company Eyath — Thessaloniki water company — (water supply and waste treatment services for the city of Thessaloniki);

•	5% of the capital of the company Ecoflow (a company in the process of liquidation);

•	20.75% of the capital of the Moroccan company Lyonnaise des Eaux Casablanca — LYDEC — (water and electricity distribution and liquid waste services in the Casablanca metropolitan area);

•	51% of the Colombian company Bogotona de Aguas (a company that historically provided waste treatment services to the city of Bogota);

•	51% of the capital of the Italian consortium Consortium Intesa Aretina (a holding company with a 46% stake in the company that owns the water supply concession for the town of Arezzo);

•	100% of the capital of the Vietnamese company Lyonnaise des Eaux Vietnam Water Cy (a company with no activity); and

•	50% of the capital of the Moroccan water company Oum Er Rbia (production and wholesale distribution of drinking water).

These interests were divested at market value.

Suez and Suez Environnement intend to transfer, at market conditions, to Suez Environnement and/or its subsidiaries prior to the merger, 100% of the capital of the Australian holding company Lyonnaise Prospect (which in turn owns 51% of the rights in Prospect Water Partnership, the entity that owns the drinking water concession for Sydney), subject to third party approval, as well as 5% of the capital of the Argentinean company Aguas Cordobesas (a drinking water distribution concession in the province of Cordoba).

Furthermore, on June 5, 2008, Suez and Suez Environnement concluded an agreement, subject to the merger, regarding Aguas Argentinas and Aguas Provinciales de Santa Fe, transferring to the economic benefit of Suez Environnement, subject to certain limitations, the rights and obligations associated with those companies for a duration of 20 years, with Suez as sole owner of the titles and rights to the Argentinian companies.

Suez Environnement, Lyonnaise des Eaux France and SITA France are members of the Suez Alliance economic interest group (GIE), which includes Suez and its main subsidiaries. The Suez Alliance GIE has obtained several bank loans and issued bonds and has also served as guarantor for certain bonds, loan agreements, and derivative contracts, and contracted primarily by Suez and Suez Finance.

As part of the Spin-off/Distribution, Suez Environnement, Lyonnaise des Eaux France and SITA France will withdraw from the Suez Alliance GIE effective on the date of completion of the spin-off. With respect to those commitments made by the Suez Alliance GIE, to which an outgoing member would remain jointly liable, a waiver of the unlimited joint and several liability of Suez Environnement, Lyonnaise des Eaux France and SITA France was requested and obtained from the relevant creditors, including for any action against them, on the condition that the merger be executed and that the withdrawal of Suez Environnement, Lyonnaise des Eaux France and SITA France take effect before December 31, 2008.

Moreover, Suez Environnement has committed to transfer after the spin-off at market value within the Suez Group by no later than November 20, 2008, if Suez so requests, the 2.55% interest in Gas Natural held indirectly by Suez Environnement by the intermediary Hisusa subject to the merger and any necessary third-party conflicts.

SUMMARY OF THE MERGER AGREEMENT

Gaz de France believes that the following summary describes all the material terms of the merger agreement and the operation of a merger (fusion par absorption) under French law. However, because the merger agreement is the primary legal document that governs the merger, you should read carefully the complete text of the merger agreement as it contains information that may be important to you. An English translation of the complete text of the merger agreement is included as Annex A to this prospectus and is incorporated into this prospectus by reference. The English translation is provided for information purposes, and only the original version of the merger agreement in the French language has any legal force.

Explanatory Note Regarding the Summary of Merger Agreement and Representations and Warranties in the Merger Agreement

This summary of the terms of the merger agreement is intended to provide information about the terms of the merger. The terms and information in the merger agreement should not be relied on as disclosures about Gaz de France and Suez without consideration to the entirety of public disclosure by Gaz de France and Suez. The terms of the merger agreement (such as the representations and warranties) govern the contractual rights and relationships and allocate risks between the parties in relation to the merger. In particular, the representations and warranties made by the parties to each other in the merger agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Gaz de France and Suez will provide additional disclosure in public reports filed with the SEC to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Mergers Under French Law

As provided under Chapter VI of Title III of Book 2 of the French Commercial Code (Code de commerce), a merger (fusion par absorption) under French law is a transaction by which one company transfers all of its assets, rights and liabilities (patrimoine) to another company under the principle of the universal transfer of assets (transmission universelle de patrimoine). The company that transfers its assets and liabilities (société absorbée) is dissolved, without any liquidation distribution, and ceases to exist. The surviving company (société absorbante) succeeds to all of the assets and rights (subject to specific exceptions provided either by law or contract) of the dissolved company and assumes all of its liabilities.

At the effective time of the merger, the surviving company issues new shares to the holders of shares in the dissolved company in exchange for those shares, according to terms that are agreed to in the merger agreement. Any shares of the dissolved company that are held by the dissolved company itself or by the surviving company are not exchanged for newly issued shares in the surviving company.

The constituent companies in a merger must enter into a merger agreement (traité de fusion). The merger must be approved by an extraordinary general meeting of the shareholders of each constituent company in the merger. The board of directors of the constituent companies must produce a written report on the merger that must be made available to their respective shareholders. Court-appointed merger auditors must produce written reports on the merger consideration and on the valuation of the assets contributed by the dissolved company in the merger, as more fully described under “The Merger — Report of the Merger Auditors.”

The merger agreement, dated June 5, 2008, for the merger of Suez with and into Gaz de France was filed with the Clerk of the Commercial Court of Paris (greffe du Tribunal de Commerce de Paris) on June 6, 2008, under the reference numbers 50718 and 50744.

Description of the Parties; Motives and Objectives; Accounts; Valuation Methodologies

As required by applicable regulations, the first chapter of the merger agreement sets forth a detailed legal description of Suez, as the dissolved company in the merger, and Gaz de France, as the surviving company in the merger. For both Suez and Gaz de France, among other things, the merger agreement sets forth the date of their incorporation, their share capital, the stock markets on which they are listed to trade, the various equity and debt securities that they have outstanding and the purposes for which they were incorporated.

The first chapter of the merger agreement also sets forth the motives and objectives for the merger. In addition, the equity relationship between Gaz de France and Suez is described. As of the date of the merger agreement, Gaz de France directly owned 8,049,212 ordinary shares of Suez, representing 0.615% of the share capital of Suez and 0.539% of its voting rights (on the basis of 1,308,941,953 shares and 1,491,841,800 voting rights issued and outstanding as of June 2, 2008). Suez indirectly owns 9,800,000 Gaz de France ordinary shares, representing 0.996% of the share capital and voting rights of Gaz de France (on the basis of 983,871,988 shares and voting rights issued and outstanding). Gaz de France has agreed in the merger agreement to not acquire or sell additional shares of Suez between the date of the merger agreement and the merger completion date and Suez has agreed to not acquire additional shares of Gaz de France during such period.

The first chapter of the merger agreement also summarizes planned transactions that will have an effect on the share capital of Gaz de France and Suez or result in a distribution between the date the merger agreement is signed and the merger completion date. In the event either Gaz de France or Suez proceed with any other transactions affecting their respective share capital or makes any distribution during this period, the merger agreement will be cancelled, except if the parties agree otherwise.

In particular, in the case of Suez, the merger agreement details the following transactions that will take place following the execution of the merger agreement and prior to the merger completion date (other than the internal reorganization transactions to be effected in order to consolidate Suez’ environment activities under Suez Environnement and its subsidiaries (see “— The Merger — Spin-Off of Suez’ Environnement Business Prior to the Merger”)):

•	the merger into Suez S.A. of Rivolam (its wholly-owned subsidiary whose principal assets are shares of Suez Environnement);

•	the distribution by Suez to its shareholders (other than itself) of 65% of the shares of Suez Environnement Company, which will hold 100% of the shares of Suez Environnement, following the contribution by Suez to Suez Environnement Company of all of the Suez Environnement shares. The distribution of the Suez Environnement Company shares will be made by debiting the issuance premium entry on the liabilities side of Suez’ balance sheet. The receipt of various consents requested in order to obtain the favorable tax treatment of the contribution and distribution has been agreed in principle by the French tax authority by letters dated June 3, 2008, subject to certain conditions being met.

•	The Suez Environnement Company shares will be listed on Euronext Paris and Euronext Brussels after the completion of the merger of Gaz de France and Suez. Suez’ option plans and free share allocation plans will be adjusted in order to take into account the spin-off. The absorption of Rivolam and the spin-off of Suez Environnement Company will be submitted for approval to the general shareholders’ meeting of Suez to be held on July 16, 2008, during which the shareholders will also vote to approve the merger.

In the event that Gaz de France or Suez proceed with any other transactions affecting their respective share capital or any distributions between June 5, 2008 the date (the merger agreement was executed) and the merger completion date, the merger agreement will be automatically terminated, unless the parties agree otherwise.

The first chapter of the merger agreement also provides that the terms and conditions of the merger were established on the financial accounts of Gaz de France and Suez as of December 31, 2007. Finally, the first chapter of the merger agreement describes the valuation methods retained in determining the accounting treatment of the merger. See also “The Merger — Accounting Treatment of the Merger.”

The Merger

Preliminary Transactions

Prior to the merger, a certain number of internal reorganization transactions relating to Suez Environnement and its subsidiaries will be undertaken. For a description of this internal reorganization, see “The Merger — Spin-Off of Suez’ Environment Business Prior to the Merger.”

Subsequent to these internal reorganization transactions and prior to the merger of Suez with Gaz de France, Rivolam, Suez’ wholly owned subsidiary, will merge into Suez and all of Rivolam’s assets (which consist essentially of shares of Suez Environnement) and liabilities will be transferred to Suez immediately before the merger. Rivolam’s balance sheet as of December 31, 2007 is annexed to the merger agreement. This transaction will be accounted for at its net accounting value with retroactive effect from a tax and accounting perspective as of January 1, 2008 and will be reflected in Gaz de France’s 2008 non-consolidated accounts as a result of the retroactive effect.

Upon the merger of Rivolam into Suez, Suez will contribute all of its shares in Suez Environnement to Suez Environnement Company. This transaction will be accounted for at its net accounting value with retroactive effect from a tax and accounting perspective as of January 1, 2008 and will be reflected in Gaz de France’s non-consolidated 2008 accounts as a result of the retroactive effect.

Immediately following the contribution described above, and prior to the merger of Suez with Gaz de France, Suez will distribute a portion of the Suez Environnement Company shares it received from Suez Environnement Company in consideration for the contribution (which portion will represent 65% of the share capital of Suez Environnement Company as of the date the distribution is made) to its shareholders (other than itself), pro-rata based on their interest in Suez’ share capital. The distribution will therefore reduce the net assets to be contributed by Suez to Gaz de France in the merger by the portion of the book value reflected in Suez’ books of the distributed shares of Suez Environnement Company and by the portion of the merger loss (mali technique) relating to the distributed Suez Environnement Company shares.

The merger agreement provides tables detailing the estimated net value of the assets and liabilities of Suez, as of December 31, 2007, restated to reflect the spin-off and other interim transactions.

The Merger of Suez and Gaz de France

In accordance with the merger agreement, Suez will merge with and into Gaz de France. Gaz de France will continue as the surviving company and Suez will be dissolved. Pursuant to the merger agreement and in accordance with Articles L. 236-1 et seq. of the French Commercial Code (Code de commerce), Suez will contribute to Gaz de France, and Gaz de France will accept and assume, all of the assets and liabilities that make up the entire estate (patrimoine) of Suez existing as at the effective date of the merger. Since, for French accounting and tax purposes, the merger will be given retroactive effect as of January 1, 2008, the merger contribution of Suez will include all of the assets and liabilities taken into account on the balance sheet of Suez as of December 31, 2007.

Merger Completion Date; Effective Date

If the conditions precedent to the merger are satisfied (see “— Conditions Precedent”), for legal purposes the merger will become effective immediately after midnight on the night preceding the day that the shares of Suez Environnement Company are listed for trading on Euronext Paris (the “merger completion date”). The merger will occur immediately after the completion of the merger of Rivolam into Suez, the contribution by Suez of all of its shares in Suez Environnement to Suez Environnement Company and the distribution by Suez of 65% of Suez Environnement Company shares to Suez shareholders (other than itself) while the admission to trading of Suez Environnement Company shares will occur on the same day at the opening of trading on Euronext Paris.

Upon the completion of the merger:

•	all of the assets and liabilities of Suez will be transferred to Gaz de France in accordance with French law through the universal transfer of assets (transmission universelle de patrimoine);

•	Suez will be dissolved and its separate corporate existence will cease; and

•	the holders of Suez ordinary shares (other than Suez and Gaz de France) will receive 21 Gaz de France shares for every 22 Suez shares (or 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share) that they held immediately before the merger completion date.

As permitted by applicable French law and regulations, the merger agreement provides that, for French accounting and tax purposes, the merger will be given effect retroactively as of January 1, 2008 (the “effective date”). For French accounting and tax purposes, all transactions undertaken by Suez between January 1, 2008 and the merger completion date will be deemed to have been undertaken by and reflected in the 2008 accounts of Gaz de France.

Merger Exchange Ratio

The merger exchange ratio proposed to the Suez and Gaz de France shareholders is set at 21 Gaz de France shares for 22 Suez shares (or 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share). The methods of determining the merger exchange ratio are set forth in an annex to the merger agreement. An English convenience translation of this annex is included as Exhibit 99.1 to the Registration Statement of which this prospectus is a part.

Merger Consideration

In accordance with Article L. 236-3 of the French Commercial Code (Code de commerce), the merger agreement provides that no Gaz de France shares will be issued in exchange for treasury shares held by Suez, or shares of Suez held by Gaz de France. As of June 5, 2008, the date of the merger agreement, Gaz de France owns 8,049,212 ordinary shares of Suez and Suez holds 35,724,397 treasury shares of Suez.

After giving effect to the merger exchange ratio of 22 Suez ordinary shares for 21 Gaz de France ordinary shares (or 0.9545 (rounded to the fourth decimal place) of a Gaz de France share per Suez share), in the aggregate, 1,207,660,692 new Gaz de France ordinary shares will be issued in exchange for 1,265,168,344 Suez ordinary shares held by Suez shareholders (other than Gaz de France and Suez), pro rata to their shareholding.

The merger agreement specifies that Suez’ share buy-back program was suspended on May 28, 2008 (after market closing) and that the exercise of Suez share subscription options was suspended on May 22, 2008 (after market closing).

The share capital of Gaz de France will therefore be increased by €1,207,660,692, taking it from €983,871,988 to €2,191,532,680.

Treatment of Fractional Shares

Gaz de France will not issue any fractional interests in any Gaz de France ordinary shares in the merger. The merger agreement provides that Suez shareholders who do not possess a number of Suez shares exactly divisible by 22 are responsible for taking the necessary actions to purchase or sell shares in order to round up or down their shareholding.

In order to facilitate this process, a listing for Suez fractional share interests will be maintained on each of Euronext Paris and Euronext Brussels for three months, as from the merger completion date. Thereafter, the remaining Suez fractional share interests listed on Euronext Paris will be transferred to a special compartment of Euronext Paris reserved for stock that is to be delisted, where they will continue to be traded for an additional 20 month period. In the case of interests listed on Euronext Brussels, the remaining fractional share interests will be transferred to a special compartment of Euronext Brussels reserved for temporary securities, where they will continue to be traded for a period of 20 months. No such listing will be maintained on the Luxembourg Stock Exchange.

Until the end of the three-month period starting from the merger completion date, Gaz de France has agreed to pay the brokerage fees and VAT incurred by Suez’ shareholders up to an amount of €8.00 (including taxes) for the purchase or sale of up to a maximum of 21 Suez shares per shareholder account.

Accordingly, Suez shareholders holding fractional share interests may obtain from their financial intermediary 21 Gaz de France shares upon the presentation of 22 Suez shares at any time, starting from the merger completion date and until the day before unclaimed Gaz de France shares are sold as described immediately below, subject to delivering such shares to CACEIS Corporate Trust no later than the end of such period.

In accordance with Article L. 228-6 of the French Commercial Code, upon the decision of its Board of Directors, Gaz de France may sell the new Gaz de France shares issued in consideration of the merger that have not been claimed by Suez shareholders. In this regard, Gaz de France must have provided a notice to that extent at least two years prior to the sale in accordance with applicable regulations. This notice is expected to be given soon after the merger completion date.

As of the date of such a sale, Suez shareholders will only be able to claim a cash payment (without interest) of the net proceeds of the sale of the unclaimed Gaz de France shares, plus, as the case may be and subject to the five year period described below, the pro rata portion of any dividends and other amounts payable by Gaz de France (such as dividend prepayments and reserve distributions) between the merger completion date and the date of the sale of the unclaimed Gaz de France shares described above.

Suez shareholders will be notified that Gaz de France will hold on their behalf the net proceeds of the sale of Gaz de France shares, plus any dividends, prepayments, reserve distributions or similar distributions, as the case may be, for a period of 10 years in a blocked bank account with CACEIS Corporate Trust (amounts corresponding to dividends, dividend prepayments, reserve distributions or similar distributions paid, as the case may be, can only be claimed during a period of five years, starting on the date at which they become payable, after which such sums will be definitively transferred to the French State). Upon the expiration of the 10 year period, the outstanding sums due to such holders will be transferred to the Caisse des Dépôts et Consignations and will remain at the holders’ disposal for a period of 20 years, after which the sums will be definitively transferred to the French State.

The foregoing mechanism concerning Suez shares that are not held in blocks exactly divisible by 22 is called the “22:21 Arrangement.”

For information on the treatment of fractional interests in Suez ADSs, which is not addressed in the merger agreement, see “Questions and Answers About the Merger — If I hold American Depositary Shares, or ADSs, representing shares of Suez, what will happen to my ADSs at the time of the merger?”

Merger Premium

The merger agreement provides for a merger premium, which represents the difference between:

•	the value of the portion (excluding treasury shares) of the net assets contributed by Suez corresponding to shares of Suez not owned by Gaz de France, prior to adjustments made in connection with distributions made between January 1, 2008 and the merger completion date (i.e., €28,963,905,475); and

•	the nominal amount of the capital increase of Gaz de France to be attributed to Suez shareholders in consideration thereof (i.e., €1,207,660,692).

The merger premium will therefore amount to €27,756,244,783.

Gaz de France and Suez have expressly agreed in the merger agreement that the shareholders of Gaz de France will be asked at the extraordinary general meeting convened to approve the merger to authorize Gaz de France’s board of directors to make any charge against the merger premium for the purposes of:

•	reconstituting on the liabilities side of Gaz de France’s balance sheet the statutory provisions and reserves on Suez’ balance sheet;

•	applying against the merger premium any and all expenses, fees, and taxes arising or due in connection with, or resulting from the merger;

•	reconstituting the legal reserve to bring the combined company’s legal reserve up to the full amount required by law; and

•	canceling dividends received from Suez by Gaz de France during the period between January 1, 2008 and the merger completion date.

Merger Loss

In the non-consolidated annual statutory financial statements of Gaz de France S.A. prepared in accordance with accounting principles generally accepted in France (French GAAP), a merger loss of €32,385,223 will result from the cancellation of Suez shares owned by Gaz de France. The calculation of the merger loss represents the difference between:

•	the net book value of Suez shares owned by Gaz de France (i.e., €256,081,804); and

•	the value of the portion (excluding treasury shares) of the net assets contributed by Suez (prior to adjustments made in connection with the distributions made between January 1, 2008 and the merger completion date) corresponding to shares of Suez owned by Gaz de France (i.e., €223,696,581).

For purposes of Gaz de France, S.A.’s non-consolidated annual statutory financial statements prepared in accordance with French GAAP, the merger loss will be recorded on Gaz de France’s balance sheet as an intangible asset and be allocated to the various assets contributed by Suez in a specific schedule annexed to such statutory financial statements. The amount of the loss attributed to the assets will be reincorporated into income upon future sales of such assets in such non-consolidated statutory financial statements.

Gaz de France Ordinary Shares Issued in the Merger

The 1,207,660,692 new Gaz de France shares issued in consideration for the merger will have current participation rights, and will therefore entitle their holders to all dividend distributions and other payments due following their issuance. The new Gaz de France ordinary shares to be issued in connection with the merger will have exactly the same rights and privileges as the existing Gaz de France ordinary shares, subject to all the provisions of Gaz de France’s by-laws (statuts).

The merger agreement specifies that the new Gaz de France shares issued in consideration of the merger will not carry double voting rights. In contrast with Suez, Gaz de France has not adopted a system of double voting rights. For a further description of the rights and privileges of Gaz de France ordinary shares, see “Description of the Share Capital of Gaz de France.”

In addition, from and after the effective time of the increase in Gaz de France share capital as merger consideration, the merger agreement provides that all of the newly issued Gaz de France ordinary shares will be freely tradable. Application has been made to have the shares admitted to trading on the Euronext Paris market of NYSE Euronext (Compartiment A). Applications will also be made for admission to trading of both the issued and outstanding and the newly issued Gaz de France ordinary shares on the Euronext Brussels market of NYSE Euronext, as well as on the Luxembourg Stock Exchange.

As Suez is in the process of delisting its shares from the Swiss Exchange (subject to the completion of the merger), no application will be made to list the ordinary shares of Gaz de France on the Swiss Exchange. Furthermore, no application will be made to list the ordinary shares issued to U.S. holders of Suez shares on any exchange in the United States.

Dissolution of Suez

In accordance with article L.236-4 of the French Commercial Code (Code de commerce), the merger of Suez with and into Gaz de France will be effective on the merger completion date. The merger will result in the dissolution of Suez without liquidation and the universal transfer of all of the assets and liabilities of Suez to Gaz de France.

Conditions Precedent

Completion of the merger is subject to the following conditions precedent:

•	The approval of the Rivolam merger into Suez by Suez’ shareholders at a general shareholders’ meeting and the completion of such transaction;

•	The approval of the contribution by Suez of its Suez Environnement shares to Suez Environnement Company at the general shareholders’ meetings of Suez and Suez Environnement Company and the completion of such transaction;

•	The approval by Suez’ shareholders at a general shareholders’ meeting of the distribution of 65% of the shares of Suez Environnement Company to Suez’ shareholders prior to the merger and the completion of such transaction;

•	Signature of a shareholders’ agreement regarding Suez Environnement Company;

•	The decision of Euronext Paris authorizing the listing of Suez Environnement Company’s shares on Euronext Paris;

•	The approval of the merger agreement by Suez’ shareholders at a combined general meeting and the dissolution of Suez without liquidation contemplated thereby;

•	The approval of the merger by Gaz de France’s shareholders at an extraordinary general meeting, the capital increase related thereto, the assumption of Suez’ liabilities in respect of stock options and free share grants, as well as the elimination, as the case may be, of any preferential subscription rights relating thereto;

•	The effectiveness of the decision of the Minister of the Economy, Industry and Employment establishing the terms and conditions of the merger, in accordance with the Holdings and Transfers Commission (Commission des Participations et des Transferts) opinion; and

•	Publication in the official journal of the French Republic (Journal Officiel de la République française) of the objectives of the Industrial Cooperation Agreement (accord de coopération industrielle, commerciale et financière) between Gaz de France and Suez, which was signed on June 5, 2008.

Termination of the Merger Agreement

If the foregoing conditions precedent are not met by December 31, 2008 at the latest, the merger agreement shall be deemed null and void, unless such deadline is extended by the parties.

Treatment of Suez Options/Free Share Grants

Stock options

The treatment of Suez options and the granting of free shares are described in Chapter III of the merger agreement.

Stock options granted by Suez prior to the merger which have not been exercised by the merger completion date (referred to below as “n1”) will be adjusted to take into account, subject to its approval, the distribution of the Suez Environnement Company shares to Suez shareholders prior to the merger.

For such purpose, in accordance with the French Commercial Code, for each of the beneficiaries of Suez stock option plans, the following adjustments will be made to the exercise price of the options and the number of shares subject to options.

Exercise Price

The exercise price of the options will be adjusted in accordance with the following formula:

p 2 = the exercise price of the subscription options prior to the distribution by Suez of Suez Environnement Company shares to its shareholders (“p1”) x [1 — (the amount of such distribution per Suez share / value of a Suez share prior to the distribution)]

For the purposes of this adjustment, the following values shall apply:

•	with respect to the “amount of such distribution per Suez share,” one-fourth of the weighted average of the share price of Suez Environnement Company shares over the first 15 trading days of Suez Environnement Company on Euronext Paris; and

•	with respect to the “value of a Suez share prior to the distribution,” in accordance with the French Commercial Code, the weighted average of the share price of Suez shares on Euronext Paris over the three trading days prior to the date of the distribution.

The adjusted exercise price of the options will be rounded to the nearest euro cent.

Number of shares subject to options

The adjusted number of shares subject to options (“n2”) will be calculated as follows, so that the product of the number of options multiplied by the exercise price before and after adjustment remains constant:

n2 = n1 x p1 / p2

Stock options granted by Suez adjusted in accordance with the formula described above shall be carried over to the shares of Gaz de France, the total number of shares under option and their exercise price being adjusted to take into account the merger exchange ratio as follows:

•	the number of Gaz de France shares to which each option holder may subscribe under a single option plan shall correspond to the number of Suez shares to which such holder could have subscribed under this plan following the adjustment described above, multiplied by 0.9545 (rounded to the fourth decimal place), such figure being rounded up to the nearest greater whole number,

•	the subscription price per Gaz de France share shall be equal to the subscription price per share for each Suez share following the adjustment described above, divided by 0.9545 (rounded to the fourth decimal place), such figure being rounded up or down to the nearest euro cent, with the other terms of the stock option plans at that date remaining unchanged.

Free share grants

The number of free shares that have been granted by Suez and that have not yet vested at the merger completion date will be adjusted pursuant to the provisions of the rules of the Suez free share allocation plans to take into account the distribution of the Suez Environnement Company shares to Suez shareholders prior to the merger.

The following formula will be applied to each beneficiary of the free share allocation plans and in accordance with the rules of the share allocation plans:

[Number of Suez shares allocated prior to the distribution of Suez Environnement Company shares] x [1 / (1 — the amount of the distribution per Suez share / the value of a Suez share prior to the distribution)]

For the purposes of such adjustment, the following values will apply:

•	for the “the amount of the distribution per Suez share,” one-fourth of the weighted average of the share price of Suez Environnement Company shares over the first 15 trading days of Suez Environnement Company on Euronext Paris; and

•	for the “the value of a Suez share prior to the distribution,” in accordance with the terms of the free share allocation plans, the weighted average of the share price of Suez shares on Euronext Paris over the three trading days prior to the date of the distribution.

In accordance with the French Commercial Code, as a result of the merger, Gaz de France shall be automatically substituted for Suez with respect to its obligations towards the beneficiaries of Suez free share awards. The rights of the beneficiaries as adjusted in accordance with the formula described above shall therefore be applied to shares of Gaz de France based on the merger exchange ratio as follows:

•	the number of Gaz de France shares to which each beneficiary would be entitled under a single award plan shall correspond to the number of Suez shares to which each beneficiary was entitled under that plan, multiplied by 0.9545 (rounded to the fourth decimal place), the resulting number being rounded to the nearest whole number.

In addition, Gaz de France has committed to take over Suez’ commitments to its employees pursuant to an agreement dated July 3, 2007.

General Representations and Warranties of Gaz de France and Suez

In Chapter V of the merger agreement, Gaz de France made the following representations and warranties:

•	Neither it nor any of its significant subsidiaries (as defined in the merger agreement) is or ever has been subject to any insolvency, bankruptcy, liquidation or similar proceedings;

•	It has full power and authority to dispose of its rights and property having an individual net book value exceeding €50 million, except works under concession;

•	None of the assets recorded in its annual financial statements as of December 31, 2007 for an individual amount greater than €100 million is encumbered by a mortgage or other security interest;

•	It is not subject to any proceeding that could prevent or materially interfere with the conduct of its business as conducted as of the date of the merger agreement;

•	Its shareholdings having an individual net book value in excess of €50 million as of December 31, 2007, are free and clear of all liens and encumbrances, with the exception of its shareholding in GRTgaz and the golden share held by the French State;

•	Its real estate assets, as well as those of its significant subsidiaries, are not subject to any measure for expropriation; and

•	As of May 29, 2008 (or as of any other date set forth in an annex to the merger agreement), it has not granted any surety, endorsement or guarantee, nor assumed any off-balance sheet commitment in an individual amount exceeding €10 million that has not been reflected in the notes to its annual financial statements for the year ended December 31, 2007, except as otherwise provided in an annex to the merger agreement.

In Chapter V of the merger agreement, Suez made the following representations and warranties:

•	Neither it nor any of its significant subsidiaries (as defined in the merger agreement) is or ever has been subject to any insolvency, bankruptcy, liquidation or similar proceedings;

•	With the exception of the restructuring transactions discussed above, it has full power and authority to dispose of its rights and property having an individual net book value of greater than €50 million;

•	None of the assets recorded in its annual financial statements as of December 31, 2007, for an individual amount greater than €100 million is encumbered by a mortgage or other security interest;

•	It is not subject to any proceeding that could prevent or materially interfere with the conduct of its business as conducted as of the date of the merger agreement;

•	With the exception of the restructuring transactions discussed above and the effects thereof, its shareholdings having an individual net book value greater than €50 million as of December 31, 2007 figuring among its financial assets as set forth in the merger agreement are free and clear of all liens and encumbrances;

•	Its real estate assets, as well as those of its significant subsidiaries, are not subject to any measure for expropriation;

•	As of May 29, 2008, it has not granted any surety, endorsement or guarantee, nor assumed any off-balance sheet commitment in a single amount exceeding €10 million that has not been reflected in the notes to its annual financial statements for the year ended December 31, 2007, except as otherwise provided in the merger agreement;

•	To its knowledge, the consolidated financial statements of Suez Environnement SA as at December 31, 2006 and the information regarding the scope of consolidation of Suez Environnement Company included in an annex to the protocol (Protocole d’Accord) signed on June 5, 2008 between Suez and Gaz de France correctly reflect the assets and liabilities that were contained within Suez’ Environment Division at that date; and

•	no asset or liability other than those set out in the note on the scope of consolidation of Suez Environnement Company included in an annex to the protocol (protocole d’accord) signed June 5, 2008 between Suez and Gaz de France will be transferred from Suez (or its subsidiaries) to Suez Environnement Company and no asset or liability will be transferred from Suez Environnement Company to Suez (or its subsidiaries).

The merger agreement provides that no action for indemnification based on an inaccuracy in such representations may be brought after the merger completion date.

Description and Valuation of Assets Transferred and Liabilities Assumed

In the merger, Suez will transfer to Gaz de France all of its assets existing as at the merger completion date. These assets as of December 31, 2007 are described on Suez’ unconsolidated balance sheet as at December 31, 2007. The total net book value, as of December 31, 2007, of the assets to be contributed by Suez to Gaz de France pursuant to the merger is stated as €37,736,998,010.

The merger agreement provides that the transfer of Suez’ assets to Gaz de France is in consideration of the assumption by Gaz de France of all the liabilities of Suez existing as at the merger completion date. These liabilities at December 31, 2007 are described on Suez’ unconsolidated balance sheet as of December 31, 2007. As of December 31, 2007, the value of the liabilities to be assumed by Gaz de France pursuant to the merger agreement is €943,831,672.

The net asset value of the assets and liabilities contributed by Suez in the merger therefore amounts to €36,793,166,338, the difference between the net book value of the contributed assets and the net book value of the assumed liabilities. Pursuant to the merger agreement, this amount is to be adjusted to take into account transactions occurring between January 1, 2008 and the merger completion date as follows:

•	increased by the amount of the issue price of capital increases since January 1, 2008 (€47,810,633);

•	decreased by the amount of the net book value of Suez shares held in treasury subsequent to December 31, 2007 (€1,456,840,674);

•	decreased by the amount of dividends paid by Suez in respect of the 2007 financial year (€1,728,994,451); and

•	decreased by the amount of the distribution by Suez of the shares of Suez Environnement Company as described above (€4,467,539,790).

As adjusted, the net asset value of the assets and liabilities contributed by Suez in the merger amounts to €29,187,602,056.

Covenants

In Article II of Chapter III of the merger agreement, Suez undertakes as follows:

•	until the merger completion date, it will continue to conduct its business in the normal course, except for the spin-off and other restructuring transactions occurring prior to the merger as discussed above or those transactions resulting from legal obligations relating to the implementation of the merger with respect to debt securities issued by Suez;

•	until the merger completion date, it will not, subject to certain limited exceptions, in particular (i) take any action, or make any commitment, to dispose of its corporate assets (patrimoine social) in an amount per transaction greater than €500 million, without the prior consent of Gaz de France, (ii) undertake any borrowings in an amount, singly or in the aggregate, greater than €1.5 billion, without the prior consent of Gaz de France, which consent shall not be withheld without just cause (juste motif), or (iii) take any action, or make any commitment, to dispose of its corporate assets (patrimoine social) in an amount per transaction greater than €200 million without prior notice to Gaz de France; and

•	to take further action, together with Gaz de France as necessary, that may be required to ensure the valid assignment and transfer of the assets and property contributed in the merger.

In Article III of Chapter III of the merger agreement, Gaz de France undertakes as follows:

•	until the merger completion date, it will continue to conduct its business in the normal course, except as may otherwise be allowed by the merger agreement;

•	until the merger completion date, it will not, in particular, (i) take any action, or make any commitment, to dispose of its corporate assets (patrimoine social) in an amount per transaction greater than €500 million, without the prior consent of Suez, (ii) undertake any borrowings in an amount, singly or in the aggregate, greater than €1.5 billion, without the prior consent of Suez, which consent shall not be withheld without just cause (juste motif); or (iii) take any action, or make any commitment, to dispose of its corporate assets (patrimoine social) in an amount per transaction greater than €200 million without prior notice to Suez; and

•	to cooperate with Suez in taking any further action that may be required to ensure the completion of the merger.

DESCRIPTION OF THE GAZ DE FRANCE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

Date, Time and Place of Ordinary and Extraordinary Meeting

The ordinary and extraordinary general meeting of Gaz de France’s shareholders will be held on July 16, 2008 at 3:30 P.M., Paris time, at le Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Matters to be Considered at the Ordinary and Extraordinary Meeting

At the Gaz de France ordinary and extraordinary general shareholders’ meeting, Gaz de France shareholders will be asked to consider and vote on a number of resolutions in connection with the merger of Suez with and into Gaz de France, including:

•	to consider and vote on the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the increase in the share capital for payment of the merger consideration and the allocation of the merger premium and merger loss;

•	to approve, subject to the completion of the merger, the modification of the company’s by-laws (statuts) in particular with respect to the legal name and form of the combined company, its registered address and its purpose, its capital structure and the composition of its board of directors;

•	to approve the substitution of Gaz de France for Suez with respect to stock options or grants of free shares relating to Suez ordinary shares;

•	to appoint Deloitte & Associés as the third statutory auditor of the combined company;

•	to appoint BEAS as the third deputy statutory auditor of the combined company;

•	to appoint Messrs. Jean-François Cirelli, Gérard Mestrallet, Jean-Louis Beffa, Aldo Cardoso, Thierry de Rudder, Paul Desmarais Jr., Anne Lauvergeon, René Carron, Albert Frère, Edmond Alphandéry, Jacques Lagarde, Lord Simon of Highbury and Etienne Davignon as directors of the combined company;

•	to appoint Messrs. Philippe Lemoine and Richard Goblet d’Alviella as observers (censeurs) of the combined company’s board of directors;

•	to delegate power to the board of directors to conduct the following transactions:

•	a capital increase with preferential subscription rights, up to a maximum par value of €250 million or an issuance of securities conferring a right to the allocation of debt securities;

•	a capital increase without preferential subscription rights up to a maximum par value of €250 million or an issuance of securities conferring a right to the allocation of debt securities;

•	an increase in the number of securities to be issued in the event of a capital increase, with or without preferential subscription rights (overallotment option), up to a maximum defined by the applicable regulation (currently equal to 15% of the initial capital increase);

•	a capital increase to pay for contributions in kind, up to a maximum of 10% of the capital stock;

•	capital increases reserved for employees on corporate savings plans up to a maximum par value of €40 million;

•	capital increases in connection with the implementation of one of the formulas of the Group’s international employee stock ownership plan up to a maximum par value of €20 million;

•	capital increases through the incorporation of premiums, retained earnings, income or others;

•	The authorizations for the capital increases set forth above are subject to an overall limit of €310 million;

•	to grant free shares to employees and/or officers of the Company and/or Group companies up to a maximum of 0.5% of the share capital of the Company;

•	to grant stock purchase or subscription options to the employees and/or executive officers of the Company and/or Group companies, up to a maximum of 0.5% of the share capital of the Company;

•	the reduction of the share capital of the company by means of the cancellation of treasury shares; and

•	to carry out transactions on the company’s shares.

The board of directors authorizations described above will be subject to the completion of the merger and will be effective as of the merger completion date. In addition, in effecting the resolutions set forth above, the board of directors must ensure that, at the conclusion of any authorized share issuance, the French State holds more than one-third of the share capital of Gaz de France, taking into account stock options already granted.

Record Date for Shares Entitled to Vote

In order to participate in the ordinary and extraordinary general shareholders’ meeting, holders of Gaz de France ordinary shares must have their shares registered in their name in a shareholder account maintained by or on behalf of Gaz de France by an agent appointed by Gaz de France by the commencement (0h00) of the third business day prior to the date of the meeting (July 16, 2008). Similarly, shareholders holding their shares in bearer form must obtain, from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares, a certificate of attendance (attestation de participation) evidencing the holding of such shares in its account until the date of the meeting.

As of June 4, 2008, 961,392,043 Gaz de France ordinary shares were issued and outstanding (excludes treasury shares), representing 961,392,043 voting rights. Each Gaz de France shareholder is entitled to one vote per share.

Sale of Gaz de France Shares after Voting but Prior to the Ordinary and Extraordinary General Meeting

Pursuant to Article R. 225-85 of the French Commercial Code, any shareholder having complied with the above-mentioned conditions may sell all or part of its shares after having requested an entry card or already voted by mail or elected to be represented by a proxy-holder. If the shares are sold before the commencement (0h00) of the third business day preceding the ordinary and extraordinary general meeting, Gaz de France will cancel or amend accordingly the number of shares and voting rights registered for voting at the ordinary and extraordinary general meeting. To that effect, the broker holding the shares will notify Gaz de France or its intermediary of the sale, and provide the related appropriate information. No sale or other transaction carried out after the commencement (0h00) of the third business day preceding the ordinary and extraordinary general meeting will be taken into account by Gaz de France for voting purposes. Hence, the shareholders registered by the commencement (0h00) of the third business day preceding the ordinary and extraordinary general meeting will be entitled to vote.

Quorum

A quorum will be present at the Gaz de France ordinary and extraordinary general meeting if the holders of at least one-fourth of the Gaz de France shares entitled to vote are present in person, or vote by mail or by proxy at the first call of the ordinary and extraordinary general meeting. The holders of record of at least one-fifth of the Gaz de France shares, entitled to vote, represented either in person or by proxy, at the ordinary general meeting, will constitute a quorum.

If a quorum is not present on the first call, the ordinary and extraordinary meeting will be adjourned and must be reconvened on a second call. When an adjourned extraordinary general meeting is resumed, the quorum requirement is one-fifth of the shares entitled to vote, present in person or voting by mail or by proxy. If a quorum is not present, the reconvened ordinary or extraordinary meeting may be adjourned for a maximum of two months. No deliberation or action by the shareholders may take place without a quorum in an extraordinary meeting. No quorum is required for an ordinary meeting convened on second call.

Vote Required for Approval

The adoption of the resolutions by the Gaz de France shareholders requires the affirmative vote of two-thirds of the votes cast (either in person or by proxy or mail) at the extraordinary general meeting and 50% plus one vote of the votes cast at the ordinary general meeting. Abstention from voting by those shareholders present at the extraordinary general meeting (either in person or by proxy or mail) will have the same effect as a vote against the resolutions submitted at such meeting. The French State currently holds more than two-thirds of Gaz de France’s voting shares and will be able to cause the adoption of the resolutions presented at Gaz de France’s extraordinary meeting if it votes in favor of the merger, as is expected.

Proxies and Votes by Mail

All shares represented by properly executed proxies received at Gaz de France’s registered Offices or Société Générale, Services des Assemblées, BP 81236, 44312 Nantes Cedex 3, three days prior to the date of the ordinary and extraordinary general meeting will be voted at the ordinary and extraordinary general meeting in the manner specified by the shareholders giving those proxies. A Gaz de France shareholder may grant proxies only to his or her spouse or to another Gaz de France shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send Gaz de France a blank proxy without nominating any representative. In this case, the Chairman of the ordinary and extraordinary general meeting will vote the blank proxies in favor of all resolutions proposed by Gaz de France’s board of directors and against all others.

With respect to votes by mail, Gaz de France will send its shareholders a voting form upon request, received no later than six days prior to the date of the ordinary and extraordinary general meeting. The completed form must be returned to Gaz de France at least three days prior to the date of the ordinary and extraordinary general meeting. Any blank votes by mail will be considered to be against all resolutions proposed by the board of directors.

Gaz de France is not asking any shareholder for a proxy and Gaz de France shareholders are requested not to send one.

DESCRIPTION OF THE SUEZ ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

Date, Time and Purpose of the Suez Ordinary and Extraordinary General Meeting

Suez will hold an ordinary and extraordinary general meeting of shareholders on July 16, 2008, at 10:00 a.m. Paris time, at la Grande Arche, Parvis de La Défense, France. The purpose of the Suez ordinary and extraordinary general meeting is:

•	to approve the restructuring of Suez’ environment business including the absorption of Rivolam into Suez and the contribution by Suez of Suez Environnement shares to Suez Environnement Company and the spin-off (through the distribution of 65% of the shares of Suez Environnement Company to Suez shareholders (other than itself) and listing on Eurolist of Euronext Paris and Euronext Brussels by Suez Environnement Company; and

•	to approve the merger agreement and the merger of Suez with and into Gaz de France and the other transactions contemplated thereby;

•	to approve agreements with affiliates entered into in connection with the spin-off of Suez Environnement Company; and

•	to transact any other business as may properly come before the Suez ordinary and extraordinary general meeting or any adjournment or postponement of such meeting.

Shares Entitled to Vote

Each holder of shares is entitled to one vote per share at any general meeting of Suez shareholders. A double voting right is granted to holders of fully paid-up registered shares when those shares have been registered for more than two years in the name of one and the same holder. Any share the ownership of which is transferred (certain intra-family transactions excepted), or converted into a bearer share, loses the right to a double vote.

Quorum and Adjournment

The holders of record of at least one-fourth of the Suez shares entitled to vote, represented either in person or by proxy, at the extraordinary general meeting, will constitute a quorum. The holders of record of at least one-fifth of the Suez shares entitled to vote, represented either in person or by proxy, at the ordinary general meeting, will constitute a quorum.

If a quorum is not present, the meeting will be adjourned for a maximum of two months. When an adjourned extraordinary general meeting is resumed, the quorum becomes one-fifth of the Suez shares entitled to vote. No quorum is required for an ordinary meeting convened on second call.

Under French company law, treasury stock and/or shares of a company held by entities controlled directly or indirectly by that company are not counted for quorum purposes.

Vote Required for Approval

The adoption of the resolutions by the Suez shareholders requires the affirmative vote of two-thirds of the votes cast (either in person or by proxy or mail) at the extraordinary general meeting and 50% plus one vote of the votes cast at the ordinary general meeting. Abstention from voting by those shareholders present at the extraordinary general meeting (either in person or by proxy or mail) will have the same effect as a vote against the resolutions submitted at such meeting.

Manner of Voting, Proxies and Votes by Mail or Internet

All shareholders who have properly registered their shares by the commencement (0h00) of the third business day preceding the general meeting (July 11, 2008) have the right to participate in general meetings, either in person or by proxy, and to vote either by proxy or by mail according to the number of shares they hold.

Attendance and Voting at the Ordinary and Extraordinary General Meeting

All shareholders, regardless of the number of shares that they own, shall be entitled to take part in the deliberations of the ordinary and extraordinary general shareholders’ meeting.

However, attendance and the exercise of voting rights at ordinary and extraordinary general meeting of shareholders are subject to certain conditions. Only shareholders having previously proved that they own the shares held will be admitted to or may be represented at the ordinary and extraordinary general meeting:

•	in respect of registered shares: by registering such shares with CACEIS Corporate Trust — Service Assemblées, in fully registered or administered registered form, by 0h00 on July 11, 2008;

•	in respect of bearer shares: a shareholder’s participation is subject to the registration of its shares by 0h00 on July 11, 2008. This registration must be supported by a certificate from the broker managing the security account, which certificate must be attached to the vote by proxy, mail or a request for entry card sent by the broker to CACEIS Corporate Trust — Service Assemblées.

Sale of Suez Shares after Voting but Prior to the Ordinary and Extraordinary General Meeting

Pursuant to Article R. 225-85 of the French Commercial Code, any shareholder having complied with one of the above-mentioned options may sell all or part of its shares after having requested an entry card or already voted by post or elected to be represented by a proxy-holder. If the shares are sold before 0h00 on July 11, 2008, Suez will cancel or amend accordingly the number of shares and voting rights registered for the vote at the ordinary and extraordinary general meeting. To that effect, the broker holding the shares will notify the company or its intermediary of the sale, and provide the related appropriate information. No sale or other transaction carried out after 0h00 on July 11, 2008 will be taken into consideration by the company for voting purposes. Hence, the shareholders registered by 0h00 on July 11, 2008 will be entitled to vote.

Attendance at the Ordinary and Extraordinary General Meeting by Suez ADS Holders

In order to attend the ordinary and extraordinary general meeting in person, a Suez ADS Holder must cancel its Suez ADSs with Citibank on or before July 9, 2008 (6:00 p.m. New York time) and become a direct and registered shareholder on Suez’ Register of Shareholders on or before July 11, 2008 (0h00 Paris time). In order to receive Suez shares and become a direct and registered shareholder on Suez’ Register of Shareholders, a Suez ADS holder will be required to deliver the applicable Suez ADSs to Citibank for cancellation (together with the applicable Suez ADS cancellation fee) and provide Citibank with details of a custodial or other account in France where the corresponding Suez shares are to be held. Upon cancellation of such holder’s Suez ADSs, Citibank will instruct CACEIS Banque, as custodian of the Suez shares represented by ADSs, to deliver the corresponding Suez shares to the designated account. Such holder must also contact Suez to give notice of attendance. Suez ADS holders who wish to become direct and registered shareholders of Suez on or before July 11, 2008 (0h00 Paris time) are advised to proceed with the cancellation of the Suez ADSs well in advance of such time as the cancellation of the Suez ADSs and the registration and delivery of the corresponding Suez shares in France may be subject to unexpected delays.

Voting by Proxy, Postal Voting Form or Internet

Shareholders

Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the board of directors published in the Notice of Meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations.

A form for voting by mail or a proxy form will be sent directly to all registered shareholders. Those holding bearer shares may obtain this form from CACEIS Corporate Trust — Service Assemblées, as from the date of the notice convening the ordinary and extraordinary general meeting, by sending a request by registered letter with return receipt requested. This letter must be received by CACEIS Corporate Trust — Services Assemblées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9, at least six calendar days prior to the ordinary and extraordinary general meeting.

Voting by Mail

The voting form must be returned to CACEIS Corporate Trust — Service Assemblées by 0h00 Paris time on July 11, 2008, the record date for holders of Suez ordinary shares to vote at a shareholders meeting under French company law (the “Share Record Date”). This registration must be supported by a certificate from the broker managing the security account, which certificate must be enclosed. Instructions are included in the voting form. Any shareholder that opts to vote by post and has returned its instructions to the Suez or its intermediary CACEIS Corporate Trust — Service Assemblées shall no longer have the right to choose another means to participate in the ordinary and extraordinary general meeting.

Voting by Proxy

Proxies can be granted either to (i) the Chairman of the board of directors, or (ii) the shareholder’s spouse or another shareholder. A proxy granted to the Chairman of the board of directors will be voted in favor of all resolutions which are approved by the Suez board of directors, and against all resolutions which are not approved by the board of directors. If, after the time the proxy has been granted, a new resolution is submitted to the ordinary and extraordinary general meeting or a resolution is amended, a proxy granted to the Chairman of the board of directors will be voted in favor of all such new or amended resolutions which are further approved by the Suez board of directors (which approval may be given even during a suspension of the extraordinary general meeting) and against all such resolutions which are not so approved by the board of directors.

Any shareholder that opts to vote by proxy and has returned its proxy to Suez or CACEIS Corporate Trust — Service Assemblées shall no longer have the right to choose another means to participate in the ordinary and extraordinary general meeting or to vote by mail.

Voting by Internet

Suez is allowing its shareholders the possibility of voting by internet prior to the ordinary and extraordinary general meeting. A dedicated web page has been set up for this purpose. This web page is accessible at www.suez.com and enables shareholders to vote by internet prior to the ordinary and extraordinary general meeting, under the following conditions:

Registered shareholders:

•	All holders of registered shares (fully registered or administered registered) will receive their user name and password for connection to the site from CACEIS Corporate Trust.

•	Once connected, on-screen instructions will guide shareholders through the voting process.

Bearer shareholders:

•	Bearer shareholders wishing to vote by internet prior to the ordinary and extraordinary general meeting should ask the broker for a certificate attesting that they are shareholders and specifying their intention to vote by internet. If applicable, they can complete the request form accompanying the convening notice.

•	Shareholders should send this request form to their broker, who should then return the relevant certificate, with the mention “Internet Vote,” to CACEIS Corporate Trust.

•	Upon receipt of this certificate, CACEIS Corporate Trust will post the user name and password for connection to the site to the shareholder, to the address given on the certificate. The shareholder may then vote.

This secure, dedicated web page will be available between June 30, 2008 and July 15, 2008 at 3:00 p.m. (Paris time).

•	Under French company law, treasury stock and/or shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights.

Suez ADS holders

Holders of record of Suez ADSs on June 12, 2008 at 6:00 p.m. (New York time) may vote on the issues set forth in the enclosed Notice of Meeting and the related Depositary’s Notice of Meeting. In order to vote, ADS holders will need to deliver a completed and signed ADS Voting Instructions Form to Citibank, N.A. at the address specified and will need to continue to hold their ADSs as of 6:00 p.m. New York time on July 10, 2008.

The ADS Voting Instructions Form must be received by the Depositary no later than 6:00 p.m. (New York time) on July 10, 2008 (the “ADS Voting Deadline”). By delivering the ADS Voting Instructions Forms to the Depositary, holders of Suez ADS will be authorizing and directing the Depositary to vote Suez ordinary shares in the manner specified therein (including, without limitation, in accordance with the deemed instructions noted below).

If the Depositary receives from a Suez ADS holder an ADS Voting Instructions Form which fails to specify the manner in which the Depositary is to vote the underlying shares, the Depositary will deem such Holder to have instructed the Depositary to vote against the unmarked resolutions.

Under French company law, shareholders and the board of directors may add to or modify the resolutions proposed in the Notice of Meeting. In such case, holders of Suez ADSs who have provided valid ADS Voting Instructions Forms to the Depositary shall be deemed by the Depositary to have voted against the new or revised resolutions, unless such new or revised resolutions are approved by the board of directors of Suez, in which case such holders of Suez ADSs shall be deemed by the Depositary to have voted in favor of such new or revised resolutions.

On July 11, 2008, the record date for holders of Suez ordinary shares to vote at a shareholders’ meeting under French company law (the “Share Record Date”), the Depositary will verify that all Suez ADS holders who have submitted a valid ADS Voting Instructions Form (directly or indirectly through their agents) by the ADS Voting Deadline continue to be the owners of such Suez ADSs as of the Share Record Date (0h00 Paris time on July 11, 2008/6:00 p.m. New York time on July 10, 2008). With respect to all such Suez ADS holders who continue to be owners as of the Share Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and provisions of the deposited securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Suez shares underlying the Suez ADSs in respect of which ADS Voting Instructions Forms have been received in accordance with the instructions contained therein (including, without limitation, in accordance with the deemed instructions noted above). Any sale, transfer or cancellation of Suez ADSs before the Share Record Date will invalidate the ADS Voting Instructions Form if the Depositary is unable to verify continued ownership of the Suez ADSs as of the Share Record Date.

Withdrawing ADS Voting Instructions Forms Once Submitted

Votes with respect to Suez ADSs may be cancelled at any time prior to the ADS Voting Deadline.

To do so, and if such Suez ADSs are held in physical certificated form, the holder must send a written request to Citibank N.A.-ADR Shareholder Services, P.O. Box 43099, Providence, Rhode Island, 02940-5000, requesting such withdrawal. If such holder’s Suez ADSs are held in a brokerage or custodian account, such holder should instruct the broker or custodian that holds the Suez ADSs to submit this withdrawal request. The request must reach Citibank, N.A. no later than 6:00 p.m. (New York time) on July 10, 2008. The notice of withdrawal must specify the name of the holder of Suez ADSs to be withdrawn.

Dissenters Rights of Appraisal

Holders of Suez common stock or Suez ADSs will not have any appraisal rights under French law or under Suez’ statuts in connection with the merger, and neither Suez nor Gaz de France will independently provide holders of Suez common stock or Suez ADSs with any such rights.

MATERIAL U.S. FEDERAL INCOME TAX AND FRENCH TAX CONSEQUENCES

The following is a general summary of the material U.S. federal income tax consequences and French tax consequences relating to (i) the Special Distribution and the exchange of Suez shares or ADSs for, respectively, Gaz de France shares or GDF SUEZ ADSs in the merger, including the 22:21 Arrangement and the receipt of cash in lieu of fractional GDF SUEZ ADSs, and (ii) the ownership and disposition of the Gaz de France shares or GDF SUEZ ADSs received in the merger, in both cases by a U.S. Holder (as defined below). This summary addresses only U.S. Holders that hold Suez shares or ADSs and, after the merger, Gaz de France shares or GDF SUEZ ADSs, as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, administrative and judicial pronouncements with respect thereto, the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to the Taxes on Income and Capital, dated August 31, 1994, as amended by the Protocol signed December 8, 2004 and as currently in force (the “Treaty”), the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, as amended by the Protocol dated December 8, 2004 and as currently in force (the “Estates, Inheritances and Gifts Tax Treaty”) and the tax laws and regulations of France and the practice of the French tax authorities, all as currently in effect and all subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law or French tax law, such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities, persons that generally mark their securities to market, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons that hold Suez Shares or ADSs or Gaz de France shares or GDF SUEZ ADSs as part of a straddle, hedging transaction or conversion transaction for U.S. federal income tax purposes, persons whose “functional currency” is not the U.S. dollar or persons who received Suez shares or ADSs as compensation. This summary does not address the U.S. federal income tax consequences that may be relevant to a U.S. Holder that would become a “five-percent transferee shareholder” of Gaz de France with the meaning of the applicable U.S. Treasury Regulations under section 367 of the Code immediately after the merger. In addition, this summary does not address the U.S. federal income tax and French tax consequences relating to the ownership and disposition of the Suez Environnement Company shares. This summary does not address any U.S. state or local or non-U.S. tax consequences (other than French tax consequences) or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Suez shares or ADSs, or a beneficial owner of Gaz de France shares or GDF SUEZ ADSs, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

As used herein, the term “Eligible U.S. Holder” means a U.S. Holder that:

•	does not carry on business in France through a permanent establishment in France or perform independent personal services in France from a fixed base in France, in each case, to which dividends paid on Gaz de France shares or GDF SUEZ ADSs are attributable;

•	is a resident of the United States for purposes of the Treaty; and

•	is fully eligible for the benefits of the Treaty.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares or ADSs, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Entities that are treated as partnerships for U.S. federal income tax purposes are urged to consult their own tax advisers regarding the U.S. federal income tax consequences applicable to them and their partners of (i) the Special Distribution and the exchange of Suez shares or ADSs for, respectively, Gaz de France shares or GDF SUEZ ADSs in the merger, including the 22:21 Arrangement and the receipt of cash in lieu of fractional GDF SUEZ ADSs and (ii) the ownership and disposition of the Gaz de France shares or GDF SUEZ ADSs received in the merger.

The discussion below assumes that a U.S. Holder of Suez ADSs or GDF SUEZ ADSs generally will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in the shares held by the depository that are represented and evidenced by such ADSs. The discussion below also assumes that neither Suez nor Suez Environnement Company is or has been in any year in which a U.S. Holder held Suez shares or ADSs, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “— U.S. Passive Foreign Investment Company Consequences” below for a description of when a non-U.S. corporation will be a PFIC.

Holders of Suez shares or ADSs are urged to consult their own tax advisers as to the particular U.S. federal income and French tax consequences applicable to them relating to (i) the Special Distribution and the exchange of Suez shares or ADSs for, respectively, Gaz de France shares or GDF SUEZ ADSs in the merger, including the 22:21 Arrangement and the receipt of cash in lieu of fractional GDF SUEZ ADSs, and (ii) the ownership and disposition of Gaz de France shares or GDF SUEZ ADSs, including their eligibility for the benefits of the Treaty, in light of their particular facts and circumstances, as well as the applicability and effect of state, provincial and other local taxes and non-U.S. and non-French and other tax laws.

Special Distribution

United States Taxes

Suez intends to treat the Special Distribution as a distribution for U.S. federal income tax purposes and Gaz de France does not intend to take any position to the contrary. If the Special Distribution is treated as a distribution with respect to Suez shares or ADSs, an amount equal to the fair market value of such Special Distribution will be characterized as a dividend to the extent of Suez’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Because Suez does not maintain calculations of its earnings and profits for U.S. federal income tax purposes, it has not determined and does not intend to determine whether it has current or accumulated earnings and profits for U.S. federal income tax purposes, and therefore expects that the Special Distribution will be reported to the IRS as a dividend in its entirety, in accordance with applicable regulations.

Distributions in respect of Suez shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes. Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” generally qualify for a reduced maximum tax rate of 15%, so long as certain holding period requirements are met. Non-corporate U.S. Holders should nevertheless be aware that the U.S. Treasury Department has expressed concern about ADSs that are pre-released and such concerns could conceivably lead to a denial of the beneficial 15% rate. A non-U.S. corporation (other than a corporation that is, in the tax year during which the dividend is paid or the preceding tax year, a PFIC) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program. The Treaty meets these requirements. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that Suez will be treated as a qualified foreign corporation for such purpose. There are no controlling authorities on this point. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid by Suez in respect of its shares or ADSs. Non-corporate U.S. Holders should consult their tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Notwithstanding Suez’s treatment of the Special Distribution as a distribution for U.S. federal income tax purposes, the proper treatment of the Special Distribution is uncertain due to the absence of controlling authorities that directly address whether and under what circumstances a distribution will be treated as a distribution rather than as additional merger consideration. It is possible that the IRS could take the position that the Special Distribution should be treated for U.S. federal income tax purposes as additional merger consideration, and to the extent the IRS were to prevail, an amount equal to the fair market value of the Special Distribution would be treated as additional consideration received in connection with the merger, and not as a distribution as described in the preceding paragraphs. (See “— Exchange of Suez Shares or ADSs for Gaz de France Shares or GDF SUEZ ADSs — United States Taxes” for a discussion of the tax consequences to a U.S. Holder if the Special Distribution is treated as additional merger consideration for U.S. federal income tax purposes).

If a U.S. Holder receives cash in lieu of Suez Environnement Company shares because such U.S. Holder does not present its Suez ADSs to Citibank for cancellation and, therefore, does not become a holder of the corresponding Suez shares, such U.S. Holder, in addition to the above consequences, generally will be required to recognize additional gain or loss (if any) in an amount equal to the difference of the cash received by such U.S. Holder from Citibank for the Suez Environnement Company shares sold by Citibank for the benefit of Suez ADS holders and the fair market value of the Suez Environnement Company shares allocated to such U.S. Holder on the day such shares are distributed to Citibank. Such gain generally will be short-term capital gain. Such loss generally will be short-term capital loss. The deductibility of capital loss is subject to limitations. Such gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

French Taxes

Subject to the receipt of the rulings requested from the French tax administration (Direction Générale des Impôts), the distribution to Suez’s shareholders in proportion to their holding in Suez of 65% of the Suez Environnement Company shares following the contribution by Suez of the Suez Environnement shares will benefit from the provisions of Article 115-2 of the French General Tax Code, to the effect that the Special Distribution will not be considered a distribution of income for French tax purposes. The receipt of the requested rulings was agreed to in principle by the French tax authorities by letters dated June 3, 2008, subject to the fulfilment of certain conditions. As a consequence, and should the rulings requested be effectively obtained, no French withholding tax will apply to such Special Distribution made to Suez’s shareholders who are non-residents of France.

Exchange of Suez Shares or ADSs for Gaz de France Shares or GDF SUEZ ADSs

United States Taxes

We are unable to determine the U.S. federal income tax treatment of the merger because the determination depends on whether the merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code. The merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code if, among other things, it satisfies a “continuity of business enterprise requirement” and certain other requirements are met. Suez and Gaz de France have not undertaken to conduct their affairs in a manner that would ensure that the requirements necessary for the merger to qualify as a “reorganization” within the meaning of section 368(a) of the Code are met. As a result, U.S. Holders should be aware that the merger will either qualify as a “reorganization” within the meaning of section 368(a) of the Code or be fully taxable to such U.S. Holders for U.S. federal income tax purposes. No ruling has been or will be sought from the IRS as to the U.S. federal income tax treatment of the merger.

If the merger qualifies as a “reorganization” within the meaning of section 368(a) of the Code, subject to the discussion of the 22:21 Arrangement below, in the opinion of Debevoise & Plimpton LLP, the following are the principal U.S. federal income tax consequences of the merger to the U.S. Holders of Suez shares or ADSs under the law in effect as of the date hereof:

•	A U.S. Holder generally will not recognize any gain upon its exchange of Suez shares or ADSs for, respectively, Gaz de France shares or GDF SUEZ ADSs pursuant to the merger unless such U.S. Holder receives Other Merger Consideration (which generally will include such U.S. Holder’s share of the Special Distribution if the Special Distribution is treated for U.S. federal income tax purposes as additional merger consideration rather than as a distribution in respect of Suez shares or ADSs). If a U.S. Holder receives Other Merger Consideration, such U.S. Holder generally will recognize gain (if any) in an amount equal to the lesser of (a) the fair market value of Other Merger Consideration and (b) the excess (if any) of (i) the fair market value of all the consideration (including Other Merger Consideration as well as the Gaz de France shares or GDF SUEZ ADSs) received by such U.S. Holder in connection with the merger over (ii) such U.S. Holder’s tax basis in the Suez shares or ADSs exchanged.

•	A U.S. Holder who realizes loss as a result of the merger will not be permitted to recognize such loss.

•	The aggregate tax basis of the Gaz de France shares or GDF SUEZ ADSs received by a U.S. Holder in connection with the merger (before reduction for the basis in any fractional GDF SUEZ ADSs for which cash is received) generally will be equal to the aggregate tax basis of the Suez shares or ADSs for which they are exchanged, decreased by the fair market value of Other Merger Consideration received by such U.S. Holder and increased by the amount of gain recognized as result of the receipt of Other Merger Consideration.

•	The holding period for the Gaz de France shares or GDF SUEZ ADSs received by a U.S. Holder generally will include the holding period for the Suez shares or ADSs for which they are exchanged.

•	Any gain recognized generally will be long-term capital gain if the holding period for the Suez shares or ADSs surrendered in the merger is longer than one year as of the date of the merger. Long-term capital gain recognized by a non-corporate U.S. Holder in a taxable year beginning on or before December 31, 2010 generally will be subject to a maximum U.S. federal income tax rate of 15%. U.S. Holders that actually or constructively own Gaz de France shares (other than those received in the merger) might, under certain circumstances, recognize dividend income rather than capital gain.

•	Any gain recognized generally will be sourced within the United States for U.S. foreign tax credit purposes.

•	If a U.S. Holder receives cash in lieu of a fractional GDF SUEZ ADS, the U.S. Holder generally will recognize gain or loss based on the difference between the amount of cash received in respect of such fractional GDF SUEZ ADS and the U.S. Holder’s tax basis in such fractional GDF SUEZ ADS.

If the merger were not to qualify as a “reorganization” within the meaning of section 368(a) of the Code, subject to the discussion of the 22:21 Arrangement below, in the opinion of Debevoise & Plimpton LLP, the following are the principal U.S. federal income tax consequences of the merger to the U.S. Holders of Suez shares or ADSs under the law in effect as of the date hereof:

•	The merger will be fully taxable, and accordingly, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount realized and (ii) such U.S. Holder’s tax basis in the Suez shares or ADSs surrendered.

•	The amount realized generally will be the fair market value of all the consideration received by a U.S. Holder in connection with the merger (which generally will include Other Merger Consideration as well as the Gaz de France shares or GDF SUEZ ADSs).

•	Such gain or loss generally will be long-term capital gain or loss if the holding period for the Suez shares or ADSs surrendered in the merger is longer than one year as of the date of the merger. Long-term capital gain recognized by a non-corporate taxpayer in a taxable year beginning on or before December 31, 2010 generally will be subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

If a U.S. Holder does not possess a number of Suez shares exactly divisible by 22 and such U.S. Holder therefore participates in the 22:21 Arrangement, such U.S. Holder should consult its own tax advisor regarding U.S. federal income tax consequences of such arrangement (including gain recognition and the tax basis and holding period of all merger consideration received in connection with the merger).

French Taxes

U.S. Holders that are resident of the United States for purposes of the Treaty will not be subject to French tax on any gain realized upon the exchange of Suez shares or ADSs for, respectively, Gaz de France shares or GDF SUEZ ADSs pursuant to the merger, provided such Suez shares or ADSs do not form part of the business property of a permanent establishment or a fixed base that such U.S. Holders have in France.

Ownership and Disposition of Gaz de France Shares or GDF SUEZ ADSs

Dividends

United States Taxes

Subject to the discussion below under “U.S. Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Gaz de France shares or GDF SUEZ ADSs generally will be required to include the amount of such distribution in gross income as a dividend (including amounts withheld in respect of any French withholding tax thereon, plus any refunded Tax Credit, as discussed below under “— French Taxes”) to the extent of Gaz de France’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such Gaz de France shares or GDF SUEZ ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as a gain from the sale or exchange of Gaz de France shares or GDF SUEZ ADSs. Gaz de France has not maintained and does not plan to maintain calculations of its earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution on the Gaz de France shares or GDF SUEZ ADSs.

The U.S. dollar value of any euro distribution on the Gaz de France shares or GDF SUEZ ADSs should be calculated by reference to the exchange rate between the U.S. dollar and the euro in effect on the day the payment is received, or treated as received, by the U.S. Holder, regardless of whether the euros are in fact converted into U.S. dollars on such date. If the euros so received are converted into U.S. dollars on the day they are received, or treated as received, the U.S. Holder generally should not recognize foreign currency gain or loss upon such conversion. If the euros so received are not converted into U.S. dollars on the date of receipt, the U.S. Holder generally will have a basis in the euros equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability, for U.S. federal income tax purposes, of French taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

Distributions on the Gaz de France shares or GDF SUEZ ADSs that are treated as dividends generally will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income”. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Subject to the discussion above regarding concerns expressed by the U.S. Treasury Department, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for French tax withheld from dividends and from any Tax Credit received in respect of Gaz de France shares or GDF SUEZ ADSs. If French tax is withheld at a rate in excess of the applicable Treaty rate, an Eligible U.S. Holder may not be entitled to a U.S. foreign tax credit for the excess amount. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for French tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

As described above under “Special Distribution” and subject to the discussion above regarding concerns expressed by the U.S. Treasury Department, distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” generally qualify for a reduced maximum tax rate of 15%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is, in the tax year during which the dividend is paid or the preceding tax year, a PFIC) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program. The Treaty as currently in effect meets these requirements. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that Gaz de France will be treated as a qualified foreign corporation for such purpose. There are no controlling authorities on this point. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid by Gaz de France. Each non-corporate U.S. Holder is urged to consult its own tax adviser regarding the possible applicability of the reduced rate and the related restrictions and special rules.

French Taxes

French Withholding Tax

Under French domestic law, dividends paid to non-residents of France are normally subject to a 25% French withholding tax. Under the Treaty, the rate of French withholding tax on dividends paid to an Eligible U.S. Holder is generally reduced to 15%. French withholding tax will be withheld at the 15% Treaty rate if the Eligible U.S. Holder has established before the date of payment that it is a resident of the United States under the Treaty and, if it is not an individual, that it is the owner of all the rights relating to the full ownership of the shares (including, but not limited to, dividend rights). The paying agent or Gaz de France, as the case may be, will be responsible for withholding such French withholding tax.

Eligible U.S. Holders can claim the benefits of the Treaty under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty, the Eligible U.S. Holder must complete and deliver to the bank or financial institution keeping its account in France or to the paying agent, before the dividend payment, a certificate of residence (#5000-EN) stamped by the IRS or by the bank or financial institution keeping the account to which the dividend is paid, stating that:

•	the Eligible U.S. Holder is a resident of, or a collective investment scheme established in, the United States;

•	the dividend is not derived from a permanent establishment or a fixed base that the shareholder has in France; and

•	the dividend received is subject to tax in the United States.

The simplified procedure is applicable to collective investment schemes, subject to filing an additional form establishing the percentage of shares held by residents of the United States. U.S. pension funds and certain other tax-exempt U.S. holders can benefit from the simplified procedure described above, subject to the filing of other specific certificates.

If the certificate of residence is not filed prior to the dividend payment, the normal procedure is applicable. In such a case, a withholding tax will be levied at the 25% rate, and the Eligible U.S. Holder will have to claim a refund for the excess withholding tax by filing the applicable form provided for by the Treaty (#5000-EN and #5001-EN) no later than December 31 of the second year following the year during which the dividend is paid. Copies of the Treaty forms are available from the Centre des Impôts des Non-Résidents (10, rue du Centre, 93465 Noisy le Grand, France) and on the French tax administration’s website (www.impots.gouv.fr).

French Tax Credit

Individual Eligible U.S. Holders may be entitled to a refund of the tax credit generally available to French resident individuals (the “Tax Credit”) less the 15% withholding tax, provided that he or she is subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The Tax Credit is equal to 50% of the dividend, capped at €230 for married couples or members of a civil solidarity agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. The refund of the Tax Credit is not likely to be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the procedure for claiming the refund of the Tax Credit by non-resident individuals and claiming such refund may entail compliance with significant and burdensome formalities. U.S. Holders that are legal entities, pension funds or other tax-exempt holders are not entitled to Tax Credit refunds.

Sale, Exchange or Other Disposition of the Gaz de France Shares or GDF SUEZ ADSs

United States Taxes

Subject to the discussion below under “— U.S. Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Gaz de France shares or GDF SUEZ ADSs in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such Gaz de France shares or GDF SUEZ ADSs. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, such Gaz de France shares or GDF SUEZ ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

A U.S. Holder that receives euros (or other non-U.S. currency) from a sale, exchange or other disposition of Gaz de France shares or GDF SUEZ ADSs generally will realize an amount equal to the U.S. dollar value of such euros (or other non-U.S. currency) on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the Gaz de France shares or GDF SUEZ ADSs are treated as being “traded on an established securities market” or (ii) such settlement date is also the date of such sale, exchange or disposition. If the euros (or non-U.S. currency) are converted into U.S. dollars on the settlement date, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the euros (or non-U.S. currency) are not converted into U.S. dollars on the settlement date, such U.S. Holder generally will have a basis in such euros (or non-U.S. currency) equal to their U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion of such euros (or other non-U.S. currency) into U.S. dollars generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences relating to the receipt of euros or non-U.S. currency from a sale, exchange or other disposition of Gaz de France shares or GDF SUEZ ADSs in cases not described in the first sentence of this paragraph.

French Taxes

An Eligible U.S. Holder will generally not be subject to French tax on any capital gain on the sale, exchange or other disposition of Gaz de France shares or GDF SUEZ ADSs, unless such shares form part of the business property of a permanent establishment or fixed base that such U.S. Holder has in France.

U.S. Passive Foreign Investment Company Consequences

Gaz de France believes that it was not in 2007, and does not expect to become in 2008 or in the near future, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond Gaz de France’s control, including the value of Gaz de France’s assets and the amount and type of Gaz de France’s income and because of uncertainties in the application of U.S. federal income tax rules to certain businesses conducted by Gaz de France’s corporate group (which may be viewed as commodities businesses for purposes of such tax rules), there can be no assurance that Gaz de France will not become a PFIC or that the IRS will agree with Gaz de France’s conclusion regarding its PFIC status. If Gaz de France is a PFIC in any year, U.S. Holders could suffer adverse tax consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for such purpose generally includes, among other things, dividends, interest, royalties, rents and gains from certain commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If Gaz de France were treated as a PFIC at any time during the period a U.S. Holder held Gaz de France shares or GDF SUEZ ADSs, such U.S. Holder would be subject to adverse U.S. federal tax consequences, including the possible characterization of the gain from the sale or disposition of Gaz de France shares or GDF SUEZ ADSs as ordinary income and the imposition of an interest charge on a portion of the resulting tax liability at the time of such sale or disposition. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in a PFIC.

French Gift and Inheritance Taxes

Pursuant to the Estates, Inheritances and Gifts Tax Treaty, a transfer of Gaz de France shares or GDF SUEZ ADSs by gift or by reason of the death of an individual who is domiciled in, or a citizen of, the United States will not be subject to French gift or inheritance tax, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business or the performance of services or similar activities through a permanent establishment or fixed base in France. The French gift or inheritance tax may, under certain conditions, be credited against the U.S. gift or inheritance tax.

French Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) does not generally apply to the shares or ADSs of an Eligible U.S. Holder, unless (i) the shares or ADSs form part of the business property of a permanent establishment or fixed base that such Eligible U.S. Holder has in France or (ii) the Eligible U.S. Holder owns, alone or with related persons, directly or indirectly, shares or ADSs that give a right to 25% or more of Gaz de France’s corporate earnings.

U.S. Information Reporting and Backup Withholding

Under certain circumstances, U.S. information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of Suez shares or ADSs or Gaz de France shares or GDF SUEZ ADSs, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amount withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or be refunded if such U.S. Holder furnishes required information to the IRS on a timely basis.

U.S. Reportable Transactions

A U.S. Holder that participates in any “reportable transaction” (as defined in U.S. Treasury Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their own tax advisers as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any euro (or non-U.S. currency) received as a dividend from Gaz de France shares or GDF SUEZ ADSs or as proceeds from the sale of Gaz de France shares or GDF SUEZ ADSs or Suez Environnement Company shares.

HISTORIC MARKET PRICE INFORMATION

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per share for Gaz de France shares on Euronext Paris, Suez shares on Euronext Paris:

	Euronext Paris price per		Euronext Paris price per
	Gaz de France Share (€)		Suez Share (€)
	High	Low	High	Low

Year ended December 31,
2003	N/A	N/A	19.80	8.76
2004	N/A	N/A	19.63	15.13
2005	N/A	N/A	27.05	18.77
2006	34.85	24.82	39.23	26.49
2007	40.64	31.90	47.11	35.58

Year ended December 31, 2005
Third Quarter(1)	28.54	23.40	24.74	21.17
Fourth Quarter	27.70	24.37	27.05	21.62

Year ended December 31, 2006
First Quarter	31.35	24.82	35.84	26.49
Second Quarter	30.06	25.51	32.93	28.54
Third Quarter	31.50	25.57	35.04	30.14
Fourth Quarter	34.85	30.73	39.23	34.08

Year ended December 31, 2007
First Quarter	35.88	32.34	40.34	35.58
Second Quarter	38.00	34.19	43.54	39.46
Third Quarter	38.40	31.90	42.50	36.17
Fourth Quarter	40.64	36.46	47.11	41.41

Recent Monthly Data
January 2008	42.53	33.68	48.59	38.04
February 2008	38.26	35.89	42.78	40.65
March 2008	38.71	36.87	42.47	40.10
April 2008	43.44	39.06	46.17	42.35
May 2008	43.95	40.94	47.90	43.99
June 2008 (through June 10, 2008)	44.73	42.80	48.33	46.12

(1)	Gaz de France shares were first listed on Euronext Paris on July 8, 2005.

On June 10, the most recent practicable date before the date of this prospectus:

•	The closing price of Gaz de France shares on Euronext Paris was €44.38; and

•	The closing price of Suez shares on Euronext Paris was €48.00.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet (the “Pro Forma Balance Sheet”) at December 31, 2007 is presented in millions of euros and reflects the combination of Gaz de France and Suez using the purchase method of accounting as if the merger between Gaz de France and Suez had taken place on December 31, 2007. The unaudited condensed combined pro forma statement of income (the “Pro Forma Statement of Income”) for the year ended December 31, 2007 is presented in millions of euros and reflects the combination of Gaz de France and Suez using the purchase method of accounting as if the merger between Gaz de France and Suez had taken place on January 1, 2007.

The pro forma adjustments are based upon available information and certain assumptions that each of Gaz de France and Suez believe are reasonable, including the assumptions pursuant to the spin-off of 65% of Suez Environnement Company and pursuant to the merger, which state that:

•	each outstanding ordinary share of Suez or ADS (American Depositary Share) at the effective time of the merger will be converted into the right to receive approximately 0.9545[1] (rounded to the fourth decimal place) share of Gaz de France common stock (i.e., 22 shares of Suez common stock will be converted into 21 shares of Gaz de France common stock);

•	each outstanding Suez stock option and other stock-based award vested or unvested at the effective time of the merger will be converted, once exercised, into the right to receive approximately 0.9545 (rounded to the fourth decimal place) share of Gaz de France common stock.

The unaudited pro forma combined financial information (the “Pro Forma Financial Information”) is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the combined result of operations or financial position of the combined Group that might have been achieved if the merger had occurred as of January 1, 2007 and December 31, 2007, respectively. They are not necessarily indicative of the result of operations or financial position of the combined Group that may, or may not be expected to occur in the future. No account has been taken in this Pro Forma Financial Information of any synergies or efficiencies that may be expected to occur after the merger nor does it reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger (refer to section “The Merger”). In addition, the financial effects of the divestitures required by the European Commission based on the suggestions of Suez and Gaz de France or in connection with the Pax Electrica II agreement (described in “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State”) cannot be determined for the purpose of this Pro Forma Financial Information as the combined Group expects, in priority, to simultaneously acquire other energy assets in order to strengthen its position in the European markets. These acquisitions are expected to offset most of the financial impact of the divestitures. A firm agreement has notably been concluded with ENI on May 29, 2008. Nevertheless, as the transaction is subject to the realization of certain conditions, the financial impact will only be determinable at that time. Furthermore, the gross effect of these divestitures would not be material, individually or in the aggregate, to the Pro Forma Financial Information. Those divestitures are therefore not reflected in the Pro Forma Financial Information.

The following Pro Forma Financial Information was derived from and should be read in conjunction with the respective audited consolidated financial statements of Suez and Gaz de France as of and for the year ended December 31, 2007 prepared in accordance with IFRS.

The merger has been accounted for as a reverse acquisition. In addition Suez Environnement Company remains fully consolidated following the 65% spin-off effected through the distribution to Suez’ shareholders.

For the purpose of the Pro Forma Financial Information, the purchase price has been measured based on the number of shares outstanding and the closing price of the Suez shares to be exchanged on the date at which the merger agreement was approved by the board of directors of each group (i.e. June 4, 2008) — including the effects pursuant to the spin-off of 65% of Suez Environnement Company before the merger. The purchase price allocation to the Gaz de France’s identifiable assets and liabilities has been made based upon preliminary estimates of their respective fair values as of December 31, 2007 (i.e. the date at which the merger has been considered for the purpose of the Pro Forma Balance Sheet). The determination of the purchase price and its allocation will be finalized based upon the number of shares outstanding and the Suez’ closing share price at the effective date of the merger and additional valuations and studies that will be performed thereafter. Accordingly, the measurement of the purchase price and its allocation, and resulting pro forma adjustments have been made solely for the purpose of preparing the Pro Forma Financial Information. As a consequence, they are preliminary and subject to revision based on the Suez’ closing share price at the effective date of the merger and the final determination of the fair values after the effective date of the merger. The other pro forma adjustments and reclassifications are also preliminary.

1 0.9545 is the fraction 21/22 rounded to the fourth decimal place.

GAZ DE FRANCE AND SUEZ PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2007

		Historical Gaz de
	Historical Suez as	France as presented
	presented in pro	in pro forma	Pro forma	Combined
	forma (see Note 2a)	(see Note 2a)	adjustments	pro forma
(In millions of euros)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

ASSETS
NON-CURRENT ASSETS
Goodwill	14,903	1,755	15,375	32,033
Concession intangible assets	1,796	5,612	6,300	13,708
Other intangible assets, net	1,702	883	2,300	4,885
Property, plant and equipment, net	22,597	17,705	5,300	45,602
Derivative instruments	1,140	73	—	1,213
Non-current financial assets	6,228	1,447	(767)	6,908
Investments in associates	1,214	814	400	2,428
Deferred tax assets	1,085	79	—	1,164
Other non-current assets	730	658	—	1,388
Investments of financial affiliates	—	165	—	165
TOTAL NON-CURRENT ASSETS	51,395	29,191	28,908	109,494
CURRENT ASSETS
Inventories	1,572	1,790	—	3,362
Trade and other receivables	11,869	7,730	(136)	19,463
Derivative instruments	3,363	2,639	(156)	5,846
Current financial assets	1,651	238	—	1,889
Other current assets	2,557	1,086	(40)	3,603
Cash and cash equivalents	6,720	2,973	(63)	9,630
Assets of financial affiliates	—	531	—	531
TOTAL CURRENT ASSETS	27,732	16,987	(395)	44,324

TOTAL ASSETS	79,127	46,178	28,513	153,818

EQUITY AND LIABILITIES
EQUITY
Shareholders’ equity attributable to the equity holders of the parent	22,193	17,953	21,219	61,365
Minority interests	2,668	548	2,386	5,602
TOTAL EQUITY	24,861	18,501	23,605	66,967
NON CURRENT LIABILITIES
Provisions	8,448	7,206	—	15,654
Deferred tax liability	1,644	2,634	5,200	9,478
Long-term borrowings	14,526	4,590	—	19,116
Derivative instruments	801	11	—	812
Other financial liabilities	778	—	—	778
Other non-current liabilities	1,004	161	—	1,165
Liabilities of financial affiliates	—	126	—	126
TOTAL NON-CURRENT LIABILITIES	27,201	14,728	5,200	47,129
CURRENT LIABILITIES
Provisions	1,107	159	—	1,266
Short-term borrowings	7,130	1,355	—	8,485
Derivative instruments	3,202	2,529	(156)	5,575
Trade and other payables	10,038	3,696	(136)	13,598
Other current liabilities	5,588	4,632	—	10,220
Liabilities of financial affiliates	—	578	—	578
TOTAL CURRENT LIABILITIES	27,065	12,949	(292)	39,722

TOTAL EQUITY AND LIABILITIES	79,127	46,178	28,513	153,818

SCHEDULE OF PRO FORMA ADJUSTMENTS TO THE PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2007

				Purchase price
	Pro forma	Other		computation and
	adjustments	adjustments		allocation
(In millions of euros)	(unaudited)	(see Note 2c)	Note 2c	(see Note 2d)	Note 2d

ASSETS
NON-CURRENT ASSETS
Goodwill	15,375	—		15,375	(1),(2)
Concession intangible assets	6,300	—		6,300	(2)
Other intangible assets, net	2,300	—		2,300	(2)
Property, plant and equipment, net	5,300	—		5,300	(2)
Derivative instruments	—	—		—
Non-current financial assets	(767)	(767)	(2)	—
Investments in associates	400	—		400	(2)
Deferred tax assets	—	—		—
Other non-current assets	—	—		—
Investments of financial affiliates	—	—		—
TOTAL NON-CURRENT ASSETS	28,908	(767)		29,675
CURRENT ASSETS
Inventories	—	—		—
Trade and other receivables	(136)	(136)	(1)	—
Derivative instruments	(156)	(156)	(1)	—
Current financial assets	—	—		—
Other current assets	(40)	—		(40)	(1),(2)
Cash and cash equivalents	(63)	—		(63)	(1),(2)
Assets of financial affiliates	—	—		—
TOTAL CURRENT ASSETS	(395)	(292)		(103)

TOTAL ASSETS	28,513	(1,059)		29,572

EQUITY AND LIABILITIES
EQUITY
Shareholders’ equity attributable to the equity holders of the parent	21,219	(3,124)	(2),(3)	24,343	(2)
Minority interests	2,386	2,357	(3)	29	(2)
TOTAL EQUITY	23,605	(767)		24,372
NON CURRENT LIABILITIES
Provisions	—	—		—
Deferred tax liability	5,200	—		5,200	(2)
Long-term borrowings	—	—		—
Derivative instruments	—	—		—
Other financial liabilities	—	—		—
Other non-current liabilities	—	—		—
Liabilities of financial affiliates	—	—		—
TOTAL NON-CURRENT LIABILITIES	5,200	—		5,200
CURRENT LIABILITIES
Provisions	—	—		—
Short-term borrowings	—	—		—
Derivative instruments	(156)	(156)	(1)	—
Trade and other payables	(136)	(136)	(1)	—
Other current liabilities	—	—		—
Liabilities of financial affiliates	—	—		—
TOTAL CURRENT LIABILITIES	(292)	(292)		—

TOTAL EQUITY AND LIABILITIES	28,513	(1,059)		29,572

GAZ DE FRANCE AND SUEZ PRO FORMA STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007

	Historical Suez as	Historical Gaz de
	presented in	France as presented
	pro forma	in pro forma	Pro forma	Combined
	(see Note 2a)	(see Note 2a)	adjustments	pro forma
(In millions of euros)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	47,475	27,427	(650)	74,252
Purchases	(21,289)	(14,753)	645	(35,397)
Personnel costs	(8,141)	(2,626)	—	(10,767)
Depreciation, amortization and provisions	(1,913)	(1,534)	(750)	(4,197)
Other operating income/(loss)	(10,956)	(4,601)	5	(15,552)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	5,176	3,913	(750)	8,339

Mark-to-market on commodity contracts other than trading instruments	68	(87)	—	(19)
Impairment	(132)	(14)	—	(146)
Restructuring costs	(43)	(2)	—	(45)
Disposal of assets, net	339	64	—	403
Income from operating activities	5,408	3,874	(750)	8,532

Net finance costs	(673)	(170)	46	(797)
Other financial income/(loss)	(49)	(140)	(21)	(210)
Income tax expense	(528)	(1,153)	272	(1,409)
Share in net income of associates	458	99	(30)	527
Consolidated net income	4,616	2,510	(483)	6,643
Attributable to:

Equity holders of the parent	3,923	2,472	(829)	5,566

Minority interests	693	38	346	1,077

				Combined
		Historical Gaz		pro forma
	Historical Suez	de France	Note	(unaudited)

Weighted average number shares outstanding (in millions)
- basic	1,270	983	2e	2,177
- diluted	1,289	983	2e	2,196
Net income attributable to the equity holders of the parent per share (in euro)
- basic earning per share	3.09	2.51		2.56
- diluted earning per share	3.04	2.51		2.53

SCHEDULE OF PRO FORMA ADJUSTMENTS TO THE PRO FORMA STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007

		Homogenization					Purchase price
	Pro forma	of accounting		Other			computation and
	adjustments	policies applied		adjustments			allocation
(In millions of euros)	(unaudited)	(see Note 2b)	Note 2b	(see Note 2c)	Note 2c		(see Note 2d)	Note 2d

Revenues	(650)	—		(650)	(1)		—
Purchases	645	—		645	(1)		—
Personnel costs	—	—		—			—
Depreciation, amortization and provisions	(750)	—		—			(750)	(3)
Other operating income/(loss)	5	—		5	(1)		—
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	(750)	—		—			(750)	(3)

Mark-to-market on commodity contracts other than trading instruments	—	—		—			—
Impairment	—	—		—			—
Restructuring costs	—	—		—			—
Disposal of assets, net	—	—		—			—
Income from operating activities	(750)	—		—			(750)

Net finance costs	46	46	(1)	—			—
Other financial income/(loss)	(21)	—		(21)	(2)		—
Income tax expense	272	(15)	(1)	—			287	(3)
Share in net income of associates	(30)	—		—			(30)	(3)
Consolidated net income	(483)	31		(21)			(493)
Attributable to:
Equity holders of the parent	(829)	30	(1)	(369)	(2	),(3)	(490)	(3)
Minority interests	346	1	(1)	348	(3)		(3)	(3)

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

Note 1 —	Description of transaction and basis of presentation

Description of transaction

The merger and the spin-off of 65% of Suez Environnement Company to Suez’ shareholders are described in the section entitled “The Merger” contained elsewhere in this registration statement.

Basis of presentation

Regulatory framework

Pro Forma Financial Information reflecting the effects of the business combination is presented in accordance with Article 11 of Regulation S-X of the SEC.

On December 21, 2007, the Securities and Exchange Commission (“SEC”) adopted rules to allow foreign private issuers that file on Form 20-F and “other eligible entities” (as defined below) to file financial statements with the SEC in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) without reconciliation to U.S. GAAP. Amendments regarding acceptance of financial statements prepared in accordance with IFRS as issued by the IASB are applicable to financial statements for financial years ending after November 15, 2007 and interim periods within those years contained in filings made after the effective date of the rule amendments.

The SEC’s accommodation specifically applies to the financial statements of a foreign target company in a business combination transaction that are included in a Securities Act registration statement that is filed on Form F-4, (companies are referred to as “other eligible entities”).

Assumptions

Pro forma adjustments related to the Pro Forma Statement of Income are computed assuming the merger was completed on the first day of the fiscal year presented (that is, January 1, 2007).

Pro forma adjustments related to the Pro Forma Balance Sheet are computed assuming the merger was completed on December 31, 2007.

The Pro Forma Financial Information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the combined result of operations or financial position of the combined entity that might have been achieved if the merger had occurred as of January 1, 2007 and December 31, 2007, respectively. They are not necessarily indicative of the result of operations or financial position of the combined entity that may, or may not be expected to occur in the future.

All pro forma adjustments are directly attributable to the merger. With respect to pro forma adjustments related to the Pro Forma Statement of Income, only adjustments that are expected to have a continuing effect on the combined Group’s financial statements are taken into account. For instance, the Pro Forma Financial Information does not reflect any restructuring expenses that may be incurred in connection with the merger.

Only adjustments that are factually supportable and that can be estimated reliably are taken into account. For instance, the Pro Forma Financial Information does not reflect any cost savings potentially realizable from the elimination of some expenses or from synergies. The Pro Forma Financial Information does not reflect any special items such as payments pursuant to contractual change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger.

1/ Tax matters

Tax effects of pro forma adjustments have been calculated at the statutory rate in effect during the period for which Pro Forma Statement of Income is presented unless otherwise noted herein. Following the effective realization date of the merger, it is expected that, subject to French tax administration ruling for which an agreement in principle has been obtained, the combined Group may recognize an additional deferred tax asset in its balance sheet relating to tax loss carry forward and deductible temporary differences of the Suez S.A. tax consolidation group that were not fully recognized in the Suez balance sheet as of December 31, 2007. This credit would be recorded in the statement of income of the combined Group when the recognition criteria are met (a favorable ruling from the French tax administration, among other things). That credit has not been reflected in the accompanying Pro Forma Financial Information. Please note that, the deferred tax asset relating to tax loss carry forwards of the Suez S.A. tax consolidation group, recorded by Suez in its 2007 consolidated financial statements, was in the amount of €500 million.

2/ Competition and anti-trust measures

Certain measures will be taken by the combined Group following the completion of the merger as a result of the undertakings made to the European Commission and the Pax Electrica II agreement.

Divestitures and other commitments to the European Commission

On November 14, 2006, the European Commission has authorized the merger between Gaz de France and Suez pursuant to the relevant European merger regulations considering the following commitments made by Gaz de France and Suez:

Divestitures

•	Sale of the 25.5% equity interest held by Gaz de France in the share capital of SPE (electricity producer in Belgium);

•	Sale of the heating network businesses operated by Gaz de France through Cofathec;

•	Sale of the equity interest held by Suez in the share capital of Distrigas. However, the combined Group will still have a volume up to 70 TWh supplied by long-term contracts held by Distrigas to cover part of Electrabel’s gas supply requirements for supplying its power stations and customers;

•	Restructuring of Suez’ 57.25% equity interest in Fluxys in Belgium as follows:

•	Fluxys S.A. will hold the capacity rights and will be responsible for the management of all regulated infrastructures in Belgium (transport, transit, storage, Zeebrugge’s LNG terminal); the combined Group will hold a 45% (maximum) equity interest in the share capital of Fluxys S.A. and will no longer control Fluxys S.A.; management independence will be guaranteed by additional conditions of governance; and

•	Fluxys International will own Zeebrugge’s LNG terminal, Huberator and various other assets located outside Belgium (e.g.: BBL); the combined Group will hold a 60% (maximum) equity interest in the share capital of Fluxys International.

Other commitments

•	Transfer of Distrigas & Co (which commercializes transit capacity) to Fluxys;

•	Transfer of Gaz de France’s 25% equity interest in Segeo (owner of the gas pipeline running through Belgium and connecting the Dutch and French borders) to Fluxys S.A.;

•	In Belgium, creation of a single entry point in Zeebrugge including the hub, the LNG terminal, Interconnector’s exit point (IZT) and Zeepipe’s exit point (ZPT); the combined Group will consult the market on extending the LNG terminal in Zeebrugge and extending transit capacities. The commitments also relate to new storage facilities as well as increased transparency;

•	In France, organization of an ‘open season’ procedure for the commercialization of capacities on new underground storage sites and of new capacities on Montoir’s existing LNG terminal (unloading and regasification capacities for the Montoir de Bretagne terminal will be increased to 12 billion cubic meters in the medium term, and then to 16 billion cubic meters). The combined Group will provide for the legal unbundling of the management of LNG terminals’ activities and will improve governing access to storage infrastructure and LNG terminals. The corrective mechanisms used by GRTgaz in its transportation network would also be improved.

The combined Group expects, in priority, to implement the required dispositions by means of simultaneously acquiring other energy assets in order to strengthen its position in European markets.

Pax Electrica II agreement

When the merger project between Suez and Gaz de France was announced and presented to the Belgian government on March 9, 2006, the latter expressed its favorable opinion on the project. It reaffirmed its commitment to improve the functioning of the Belgian power generation market. With regard to this, the Belgian government expressed the will to see additional measures added to the agreement made in autumn 2005 (the “Pax Electrica I” agreement). The government aims to increase the number of competitors, so as to have at least one other power producer in addition to Suez and SPE. With regard to this, Suez and Electrabel, made the following undertakings, in the perspective of the merger between Suez and Gaz de France:

•	Suez agreed to conclude an agreement with SPE to increase the share of SPE in the nuclear power output in Belgium; Suez also agreed to enter into a long-term sales contracts with SPE for 285 MW;

•	Suez will continue to examine the possibility to participate to the restructuring of the European energy market;

•	Suez agreed not to increase power prices to Belgian residential customers, other than in exceptional circumstances, for the period needed for the realization of the above measures;

The measures referred to above could result simultaneously in the acquisition and disposal of assets and/or public auctions. The related effects on the financial position of the combined Group cannot therefore currently be determined. Whenever possible, both Gaz de France’s and Suez’ intent is to simultaneously acquire other energy assets. These acquisitions are expected to offset most of the financial impact of the divestitures. A firm agreement has notably been concluded with ENI on May 29, 2008. Nevertheless, as the transaction is subject to the realization of certain conditions, the financial impact will only be determinable at that time. As a result, the effects of the divestitures required by the European Commission based on the suggestions of Suez and Gaz de France or in connection with the Pax Electrica II agreement cannot be determined for the purpose of this Pro Forma Financial Information. Furthermore, the gross effect of these divestitures would not be material, individually or in the aggregate, to the Pro Forma Financial Information. Those divestitures are therefore, not reflected in the Pro Forma Financial Information.

3/ Reverse acquisition

For accounting purposes the merger has been treated as the acquisition of Gaz de France by Suez even if, legally, Gaz de France is the acquirer and will be the entity that will issue shares to Suez’ shareholders. IFRS requires that all factors associated with the merger be considered when determining which entity is the acquirer for accounting purposes. The analysis of the criteria outlined within the related accounting standard indicates that Suez is the accounting acquirer of Gaz de France.

As a result, the cost of the business combination is deemed to have been incurred by the legal acquiree (i.e. Suez, the acquirer for accounting purposes) in the form of equity instruments issued to the shareholders of the legal acquirer (i.e., Gaz de France, the acquiree for accounting purposes). The historical financial statements of the combined Group prior to the acquisition will be those of Suez, the accounting acquirer.

4/ Suez Environnement Company

Following the spin-off of 65% of Suez Environnement Company to Suez’ shareholders, which will take place immediately prior to the merger, the combined Group will hold a 35% ownership interest in Suez Environnement Company. A shareholders’ agreement between the combined Group and the current main Suez shareholders, who collectively will own about 47%2 of the outstanding shares of Suez Environnement Company, has been negotiated and will result in the combined Group having de facto control over Suez Environnement Company.

2 Based on Suez’s shareholdings as of April 30, 2008.

As a consequence, the combined Group will fully consolidate Suez Environnement Company, using the historical carrying values as if the spin-off had occurred as of January 1, 2007 for purpose of preparing the Pro Forma Statement of Income and as if the transaction occurred as of December 31, 2007 for the Pro Forma Balance Sheet. The possible tax effect of the spin-off has not been taken into account. The pro forma adjustments related to the spin-off are presented in Note 2c (3).

5/ Reclassifications and homogenization of accounting policies

There are certain differences in the way Gaz de France and Suez present items on their respective balance sheets and statements of income. As a result, certain items have been reclassified in the Pro Forma Statement of Income and Balance Sheet to conform to the preliminary combined Group presentation (see Note 2a).

Gaz de France and Suez expect that there could be additional reclassifications following the completion of the merger to conform to the final financial statements presentation that will be adopted by the combined Group.

Pro forma adjustments have also been made to harmonize the accounting policies used for similar transactions.

6/ Intercompany transactions

Upon completion of the merger, any transactions that occurred between Gaz de France and Suez will be considered intercompany transactions. Balance sheet positions, purchases and sales of energy and reciprocal services between the entities of the combined Group have been eliminated on the Pro Forma Balance Sheet and Statement of Income (see Note 2c).

Note 2 —	Description of the pro forma adjustments

Note 2a —	Reclassifications

(1) Gaz de France

GAZ DE FRANCE CONDENSED BALANCE SHEET UNDER THE
COMBINED GROUP PRESENTATION AS OF DECEMBER 31, 2007

				Historical Gaz de
	Gaz de France as			France as presented
	published at		Note	in pro forma
	December 31, 2007	Reclassifications	2a	(unaudited)
(In millions of euros)

ASSETS
NON-CURRENT ASSETS
Goodwill	1,755	—		1,755
Concession intangible assets	5,612	—		5,612
Other intangible assets, net	883	—		883
Tangible assets	17,705	(17,705)	(1)	—
Property, plant and equipment, net	—	17,705	(1)	17,705
Derivative instruments	73	—		73
Non-current financial assets	1,447	—		1,447
Investments in associates	814	—		814
Deferred tax assets	79	—		79
Other non-current assets	658	—		658
Investments of financial affiliates	165	—		165
TOTAL NON-CURRENT ASSETS	29,191	—		29,191
CURRENT ASSETS
Inventories and work in progress	1,790	(1,790)	(2)	—
Inventories	—	1,790	(2)	1,790
Trade and related receivables	7,730	—		7,730
Income tax receivables	233	(233)	(3)	—

				Historical Gaz de
	Gaz de France as			France as presented
	published at		Note	in pro forma
	December 31, 2007	Reclassifications	2a	(unaudited)
(In millions of euros)

Other receivables	853	(853)	(3)	—
Derivative instruments	2,639	—		2,639
Current financial assets	—	238	(4)	238
Other current assets	—	1,086	(3)	1,086
Short term securities	238	(238)	(4)	—
Cash and cash equivalents	2,973	—		2,973
Assets of financial affiliates	531	—		531
TOTAL CURRENT ASSETS	16,987	—		16,987
TOTAL ASSETS	46,178	—		46,178
EQUITY AND LIABILITIES
EQUITY
Share capital	984	(984)		—
Additional paid-in capital	1,789	(1,789)		—
Consolidated Reserves and net income	14,923	(14,923)		—
Translation adjustments	257	(257)		—
Total shareholders equity — Group Share	17,953	(17,953)	(5)	—
Shareholders’ equity attributable to the equity holders of the parent	—	17,953	(5)	17,953
Minority interest	548	—		548
TOTAL SHAREHOLDERS EQUITY	18,501	(18,501)	(5)	—
TOTAL EQUITY	—	18,501	(5)	18,501
NON CURRENT LIABILITIES
Provisions for employee benefits	1,118	(1,118)	(6)	—
Provisions	6,088	1,118	(6)	7,206
Deferred tax liabilities	2,634	—		2,634
Irredeemable securities	624	(624)	(7)	—
Financial debt	3,966	(3,966)	(7)	—
Long-term borrowings	—	4,590	(7)	4,590
Derivative instruments	11	—		11
Other non-current liabilities	161	—		161
Liabilities of financial affiliates	126	—		126
TOTAL NON-CURRENT LIABILITIES	14,728	—		14,728
CURRENT LIABILITIES
Provisions	159	—		159
Social liabilities	546	(546)	(8)	—
Financial debt	1,355	(1,355)	(9)	—
Short-term borrowings	—	1,355	(9)	1,355
Derivative instruments	2,529	—		2,529
Trade accounts and related payables	3,696	—		3,696
Income tax payables	529	(529)	(8)	—
Other tax liabilities	852	(852)	(8)	—
Other liabilities	2,705	(2,705)	(8)	—
Other current liabilities	—	4,632	(8)	4,632
Liabilities of financial affiliates	578	—		578
TOTAL CURRENT LIABILITIES	12,949	—		12,949
TOTAL EQUITY AND LIABILITIES	46,178	—		46,178

GAZ DE FRANCE CONDENSED STATEMENT OF INCOME UNDER THE
COMBINED GROUP PRESENTATION FOR THE YEAR ENDED DECEMBER 31, 2007

					Historical Gaz
					de France as
	Gaz de France as				presented in
	published at		Note		pro forma
	December 31, 2007	Reclassifications	2a		(unaudited)
(In millions of euros)

Revenues	27,427	—			27,427
Purchases and other external charges	(19,131)	19,131	(10)		—
Purchases	—	(14,753)	(10)		(14,753)
Personnel costs	(2,628)	2	(11)		(2,626)
Other operating income	530	(530)	(12	),(14),(17),(18)	—
Other operating expenses	(792)	792	(13	),(14),(17),(18)	—
Amortization, depreciation and provisions	(1,532)	1,532	(14	),(15)	—
Depreciation, amortization and provisions	—	(1,534)	(14	),(15)	(1,534)
Other operating income/(loss)	—	(4,601)	(10	),(12),(13)	(4,601)
Operating income	3,874	39	(16)		—
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	—	—	(16)		3,913
Mark-to-market on commodity contracts other than trading instruments	—	(87)	(17)		(87)
Impairment	—	(14)	(15)		(14)
Restructuring costs	—	(2)	(11)		(2)
Disposal of assets, net	—	64	(18)		64
Income from operating activities	3,874	—			3,874
Net finance costs	(170)	—			(170)
Other financial income	467	(467)	(19)		—
Other financial expenses	(607)	607	(19)		—
Other financial income/(loss)	—	(140)	(19)		(140)
Share in income of associates	99	(99)	(20)		—
Income tax expense	—	(1,153)	(22)		(1,153)
Share in net income of associates	—	99	(20)		99
Income before tax	3,663	(1,153)	(21)		—
Corporate income tax	(1,153)	1,153	(22)		—
Consolidated net income	2,510	—			2,510
Attributable to:
Equity holders of the parent	2,472	—			2,472
Minority interests	38	—			38

Reclassifications of specific line-items in the condensed balance sheet and statement of income of Gaz de France

Certain items included on Gaz de France’s historical balance sheet as of December 31, 2007, have been reclassified in the Pro Forma Balance Sheet to conform to the combined Group presentation for pro forma purposes.

(1)	The “Tangible assets” line-item has been reclassified to the “Property, plant and equipment, net” line-item.

(2)	The “Inventories and work in progress” line-item has been reclassified to the “Inventories” line-item.

(3)	The “Income tax receivables” and “Other receivables” line-items have been reclassified to the “Other current assets” line-item.

(4)	The “Short term securities” line-item has been reclassified to the “Current financial assets” line-item.

(5)	The “Total shareholders equity — Group Share” line-item has been reclassified to the “Shareholders’ equity attributable to the equity holders of the parent” line-item and the “Total shareholders equity” line-item has been reclassified to the “Total Equity” line-item.

(6)	The “Provisions for employee benefits” line-item has been reclassified to the “Provisions” line-item.

(7)	The “Irredeemable securities” and the “Financial debt” line-items have been reclassified to the “Long-term borrowings” line-item.

(8)	The “Social liabilities”, the “Income tax payables”, the “Other tax liabilities” and the “Other liabilities” line-items have been reclassified to the “Other current liabilities” line-item.

(9)	The “Financial debt” line-item has been reclassified to the “Short-term borrowings” line-item.

Certain items included on Gaz de France’s historical statement of income for the year ended December 31, 2007, have been reclassified in the Pro Forma Statement of Income to conform to the combined Group presentation for pro forma purposes.

(10)	The “Purchases and other external charges” line-item has been reclassified to the “Purchases” line-item, except for the Other purchases and expenses and the Capitalized expenses which were included in the “Other operating income/(loss)” line-item, with a balance of €4,378 million for the year ended December 31, 2007.

(11)	The €2 million restructuring costs included in the “Personnel costs” line-item for year ended December 31, 2007 has been reclassified in “Restructuring costs” line-item.

(12)	The “Other operating income” line-item has been reclassified to the “Other operating income/ (loss)” line-item (See (14), (17) and (18)).

(13)	The “Other operating expenses” line-item has been reclassified to the “Other operating income/ (loss)” line-item (See (14), (17) and (18)).

(14)	The “Amortization, depreciation and provisions” line-item has been reclassified to the “Depreciation, amortization and provisions” line-item, except for the impairment amount. The Reversals of allowances against current assets and the Allowances against current assets, which, according to their nature were included in “Other operating income” or “Other operating expenses” line-item, with a balance of €(16) million for the year ended December 31, 2007, have been reclassified to the “Depreciation, amortization and provisions” line-item.

(15)	The €(14) million impairment loss comprised in the “Amortization, depreciation and provisions” line-item for year ended December 31, 2007 has been reclassified to the “Impairment” line-item.

(16)	The “Operating income” line-item has been reclassified to the “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net” line-item.

(17)	The Unrealized gains and losses over derivative instruments line-item, included, according to their nature, in “Other operating income” or “Other operating expenses” line-item, with respective balances of €(87) million for the year ended December 31, 2007, have been reclassified to the “Mark-to-market on commodity contracts other than trading instruments” line-item.

(18)	The Net income/(losses) on disposal of tangible and intangible assets, which, according to their nature were included in “Other operating income” or “Other operating expenses” line-item, with a balance of €70 million for the year ended December 31, 2007, have been reclassified to the “Disposal of assets, net” line-item. The Net income on disposals of financial assets (subsidiaries), which, according to their nature were included in “Other operating income” or “Other operating expenses” line-item, with a balance of €(6) million for the year ended December 31, 2007, have been reclassified to the “Disposal of assets, net” line-item.

(19)	The “Other financial income” and “Other financial expenses” line-items have been reclassified to the “Other financial income/(loss)” line-item.

(20)	The “Share in income of associates” line-item has been reclassified to the “Share in net income of associates” line-item.

(21)	The “Income before tax” line-item has not been disclosed in the combined Group presentation.

(22)	The “Corporate income tax” line-item has been reclassified to the “Income tax expense”.

(2)	Suez

SUEZ CONDENSED BALANCE SHEET UNDER THE COMBINED GROUP
PRESENTATION AS OF DECEMBER 31, 2007

				Historical Suez as
	Suez as published			presented in pro
	at		Note	forma
(In millions of euros)	December 31, 2007	Reclassifications	2a	(unaudited)

ASSETS
NON-CURRENT ASSETS
Goodwill	14,903	—		14,903
Intangible assets, net	3,498	(3,498)	(23)	—
Concession intangible assets	—	1,796	(23)	1,796
Other intangible assets, net	—	1,702	(23)	1,702
Property, plant and equipment, net	22,597	—		22,597
Derivative instruments	1,140	—		1,140
Available for sale securities	4,121	(4,121)	(24)	—
Loan and receivables carried at amortized cost	2,107	(2,107)	(24)	—
Non-current financial assets	—	6,228	(24)	6,228
Investments in associates	1,214	—		1,214
Deferred tax assets	1,085	—		1,085
Other non-current assets	730	—		730
TOTAL NON-CURRENT ASSETS	51,395	—		51,395
CURRENT ASSETS
Inventories	1,572	—		1,572
Trade and other receivables	11,869	—		11,869
Derivative instruments	3,363	—		3,363
Loans and receivables carried at amortized cost	331	(331)	(25)	—

				Historical Suez as
	Suez as published			presented in pro
	at		Note	forma
(In millions of euros)	December 31, 2007	Reclassifications	2a	(unaudited)

Current financial assets	—	1,651	(25)	1,651
Other current assets	2,557	—		2,557
Financial assets measured at fair value through income	1,320	(1,320)	(25)	—
Cash and cash equivalents	6,720	—		6,720
TOTAL CURRENT ASSETS	27,732	—		27,732
TOTAL ASSETS	79,127	—		79,127
EQUITY AND LIABILITIES
EQUITY
Shareholders’ equity	22,193	(22,193)	(26)	—
Shareholders’ equity attributable to the equity holders of the parent	—	22,193	(26)	22,193
Minority interest	2,668	—		2,668
TOTAL EQUITY	24,861	—		24,861
NON-CURRENT LIABILITIES
Provisions	8,448	—		8,448
Deferred tax liabilities	1,644	—		1,644
Long-term borrowings	14,526	—		14,526
Derivative instruments	801	—		801
Other financial liabilities	778	—		778
Other non-current liabilities	1,004	—		1,004
TOTAL NON-CURRENT LIABILITIES	27,201	—		27,201
CURRENT LIABILITIES
Provisions	1,107	—		1,107
Short-term borrowings	7,130	—		7,130
Derivative instruments	3,202	—		3,202
Trade and other payables	10,038	—		10,038
Other current liabilities	5,588	—		5,588
TOTAL CURRENT LIABILITIES	27,065	—		27,065
TOTAL EQUITY AND LIABILITIES	79,127	—		79,127

SUEZ CONDENSED STATEMENT OF INCOME UNDER THE COMBINED
GROUP PRESENTATION FOR THE YEAR ENDED DECEMBER 31, 2007

				Historical Suez as
	Suez as published			presented in
	at December 31,		Note	pro forma
(In millions of euros)	2007	Reclassifications	2a	(unaudited)

Revenues	47,475	—		47,475
Purchases	(21,289)	—		(21,289)
Personnel costs	(8,141)	—		(8,141)
Depreciation, amortization and provisions	(1,913)	—		(1,913)
Other operating income/ (loss)	(10,956)	—		(10,956)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	5,176	—		5,176
Mark-to-market on commodity contracts other than trading instruments	68	—		68
Impairment	(132)	—		(132)
Restructuring costs	(43)	—		(43)
Disposal of assets, net	339	—		339
Income from operating activities	5,408	—		5,408
Finance loss	(722)	722	(27)	—
Net finance cost	—	(673)	(27)	(673)
Other financial income/ (loss)	—	(49)	(27)	(49)
Income tax expense	(528)	—		(528)
Share in net income of associates	458	—		458
Consolidated net income	4,616	—		4,616
Attributable to:
Equity holders of the parent	3,923	—		3,923
Minority interests	693	—		693

Reclassifications of specific line-items in the condensed balance sheet and statement of income of Suez

Certain items included on Suez’ historical balance sheet as of December 31, 2007, have been reclassified in the Pro Forma Balance Sheet to conform to the combined Group presentation for pro forma purposes.

(23)	The “Intangible assets, net” line-item has been reclassified to the “Concession intangible assets” and “Other intangible assets, net” line-items.

(24)	The “Available for sale securities” and “Loan and receivables carried at amortized cost” line-items have been reclassified to the “Non-current financial assets” line-item.

(25)	The “Financial assets measured at fair value through income” and “Loan and receivables carried at amortized cost” line-items have been reclassified to the “Current financial assets” line-item.

(26)	The “Shareholder’s equity” line-item has been reclassified to the “Shareholder’s equity attributable to the equity holders of the parent” line-item.

Certain items included on Suez’ historical statement of income for the year ended December 31, 2007, have been reclassified in the Pro Forma Statement of Income to conform to the combined Group presentation for pro forma purposes.

(27)	The “Finance loss” line-item has been reclassified between “Net finance cost” and “Other financial income/(loss)” line-items.

The Group will continue its review of the consistency of classifications of the combining entities upon consummation of the merger. Accordingly, additional reclassifications may be necessary upon completion of this process.

Note 2b —	Homogenization of accounting policies

The following adjustment has been made in order to align Suez and Gaz de France accounting policies as detailed below:

(1)	Capitalized borrowing costs

In accordance with the alternative accounting treatment provided in IAS 23 Borrowing costs, Suez capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

Gaz de France expenses all interest costs in the period in which they are incurred, including borrowing costs incurred during the construction period to finance concession and intangible assets.

In accordance with the accounting principle provided in IAS 23 revised, the combined Group has elected to capitalize borrowing costs.

No pro forma adjustment has been recorded on the Pro Forma Balance Sheet as of December 31, 2007 as the related qualifying assets are already measured at their fair value as of December 31, 2007 as a result of the purchase price accounting pro forma adjustment (see Note 2d). For the year ended December 31, 2007, capitalizing borrowing costs would result in a decrease of interest costs for €46 million. The impact to the “Income tax expenses” line-item is a €15 million increase.

The combined Group will continue its homogenization process of accounting policies of the combining entities upon consummation of the merger. Accordingly, additional homogenization adjustments may be necessary upon completion of this process.

Note 2c —	Other adjustments

(1)	Intercompany transactions

Balance sheet positions, purchases and sales of energy and reciprocal services between the entities of the combined Group have been eliminated on the Pro Forma Balance Sheet and Statement of Income.

(2)	Reciprocal shareholding and related dividends

As of December 31, 2007, Gaz de France owns 8 million shares of Suez for a total amount of €375 million. Suez owns 10 million shares of Gaz de France for a total amount of €392 million.

The historical cost of Gaz de France shares owned by Suez is included in the acquisition cost as disclosed in Note 2d. In the Pro Forma Balance Sheet as of December 31, 2007, reciprocal shareholdings have been eliminated.

Dividends received by Gaz de France and Suez from those reciprocal shareholding have been eliminated in the Pro Forma Statements of Income. The pro forma adjustments amounted to €(21) million for the year ended December 31, 2007.

(3)	The 65% spin-off of Suez Environnement Company

Following the spin-off of 65% of Suez Environnement Company to Suez’ shareholders, which will take place at the same time as the merger, the combined Group will hold a 35% ownership interest in Suez Environnement Company. A shareholders’ agreement between the combined Group and the current main Suez shareholders, who collectively will own about 47%3 of the outstanding shares of Suez Environnement Company, has been negotiated and will result in the combined Group having de facto control over Suez Environnement Company.

As a consequence, the combined Group will fully consolidate Suez Environnement Company and a reclassification from Group share to minority interest has been presented to reflect the 65% spin-off of Suez Environnement Company.

No current or deferred income tax effect related to this operation has been taken into account in the Pro Forma Financial Information as currently presented.

Since current IFRS do not specifically address the above issues and since the combined Group will maintain control over Suez Environnement Company through a shareholders agreement, the 65% spin-off of Suez Environnement Company has been measured at the historical consolidated carrying value.

Consequently, the 65% spin-off of Suez Environnement Company results in a decrease in “Shareholder’s equity attributable to the equity holders of the parent” by €2,357 million as of December 31, 2007 and in a decrease in “Consolidated net income — attributable to Equity holders of the parent” by €348 million for the year ended December 31, 2007. The related minority interest amounts increased accordingly.

Note 2d —	Purchase price computation and allocation

The following is a preliminary estimate of the cost of the business combination and allocation:

(1)	Purchase price computation

Calculating the cost of the business combination

At the effective realization date of the merger, each outstanding ordinary share of Suez will be exchanged for approximately 0.9545 (rounded to the fourth decimal place) Gaz de France share (exchange of 22 shares of Suez for 21 shares of Gaz de France).

For the purpose of estimating the purchase price in the Pro Forma Financial Information, the merger is deemed to have been consummated on the date at which the merger agreement was approved by the board of directors of each group (i.e. June 4, 2008). As a result, Gaz de France is expected to issue 1,208 million shares in exchange for all of the Suez shares outstanding as of June 4, 2008 (after deducting the 8 million shares of Suez owned by Gaz de France). As a result of the issuance of 1,208 million shares by Gaz de France, Suez’ shareholders will own approximately 55.4% of the common stock of the combined Group (1,208 million shares out of 2,182); the remaining 44.6% (approximately) will be owned by Gaz de France’s shareholders.

3 Based on Suez’s shareholdings as of April 30, 2008.

As this transaction qualifies as a reverse acquisition, the cost of the business combination is deemed to have been incurred by Suez (i.e. the accounting acquirer). Thus, the number of shares to be issued is computed as the number of shares that Suez would issue had the business combination taken place in the form of Suez issuing additional shares to Gaz de France’s shareholders in exchange for their shares in Gaz de France for the same ownership ratio. As a result, 1,020 million Suez shares would be issued to provide Gaz de France’s shareholders with a 44.6% ownership interest in the combined Group.

For the purpose of the preparation of the Pro Forma Financial Information, the purchase price was measured on the number of shares outstanding and the closing price of the Suez shares on the date at which the merger agreement was approved by the board of directors of each group (i.e. June 4, 2008). On June 4, 2008, the fair value of each ordinary share of Suez based on the closing price on that day was €47.02. This closing price has been adjusted to take into account the effect of the 65% spin-off of Suez Environnement Company.

The 65% spin-off adjustment per share (€5.82) is calculated, on the date at which the merger agreement was approved by the board of directors of each group, as the difference between: (i) the closing price of the Suez shares (€47.02) and (ii) the closing price of the Gaz de France shares (€43.16) multiplied by the exchange ratio (exchange of 21 shares of Gaz de France for 22 shares of Suez).

As a result, the purchase price is deemed to be €42,024 million.

However, the actual number of shares outstanding and the value of the Suez common shares for the purpose of calculating the cost of acquisition will be determined based upon the number of shares outstanding and their price at the effective realization date of the merger.

The total estimated transaction costs directly attributable to the merger that Suez is expected to incur amount to €103 million before tax. As of June 4, 2008 Suez owns 10 million shares of Gaz de France which historical cost amounts to €272 million.

Number of Suez shares outstanding (in millions) as of June 4, 2008 (after deduction of the shares of Suez owned by Gaz de France)	1,265
Percentage ownership interest of the combined Group that would be held by the owners of Gaz de France as a result of the transaction	44.6%
Total number of Suez shares (in millions) that should be issued as of June 4, 2008 to provide the same percentage ownership interest of the combined Group to the owners of Gaz de France	1,020
Suez share price as an approximation of the share price at the effective realization date of the merger (in euro) (adjusted to take into account the effect of the 65% spin-off of Suez Environnement Company)	41.20
Estimated purchase price (in millions of euros)	42,024
Estimated costs directly attributable to the transaction (in millions of euros)	103
Historical cost of Gaz de France shares already owned by Suez (in millions of euros)	272
Total cost of the business combination (in millions of euros)	42,399

Sensitivity analysis

From September 3, 2007 (the date at which the merger was officially announced by the two groups) to June 4, 2008 (the date at which the merger agreement was approved by the board of directors of each group), Gaz de France’s highest and lowest closing share prices were respectively €43.95 and €33.03 (i.e. respectively + 1.83% and -23.47%, compared to the June 4, 2008 closing share price). If the merger was deemed consummated when Gaz de France’s share price was €43.95 or €33.03, the corresponding estimated purchase prices would have been approximately €42,789 million or €32,161 million, respectively.

For a 0.10% increase or decrease in Gaz de France’s share price compared to the June 4, 2008 closing share price of €43.16, the estimated purchase price, and consequently goodwill would increase or decrease by approximately €41 million.

(2)	Purchase price allocation

The following section presents the preliminary allocation of the purchase price to the fair value of Gaz de France’s assets and liabilities as of December 31, 2007, based on a full acquisition of the shares. Definitive allocations will be made based upon additional valuations and studies that will be performed after the effective realization date of the merger. Accordingly, the pro forma purchase price allocation is preliminary and has been made solely for the purpose of preparing the Pro Forma Financial Information and is subject to revision based on a final determination of fair value after the effective realization date of the merger. As a result, the final purchase price allocation and the relating estimated useful lives could differ materially from the preliminary estimates reflected in the Pro Forma Financial Information.

(In millions of euros)

Total cost of the business combination	42,399
Book value of net assets — Group share — acquired as of December 31, 2007	17,953
Write-off of historical goodwill	(1,755)
Fair value adjustments
— Intangible assets	8,600
— Property, plant and equipment	5,300
— Investments in associates	400
— Deferred taxes	(5,200)
— Minority interest on purchase price allocation	(29)
Goodwill	17,130

Intangible assets

Intangible assets are comprised of rights related to concession contracts and other intangible assets such as customer contracts and relationships as well as trademarks.

The concession contracts are primarily related to the distribution networks of Gaz de France. The fair value of Gaz de France’s concessions is based upon the preliminary estimates of Gaz de France management using a valuation approach based on the “Regulated Asset Base” (“RAB”). The estimated useful life of these intangible assets corresponds to the weighted-average remaining duration of the concession contracts. The fair value adjustment allocated to Gaz de France’s concessions approximates €6,300 million.

The fair value of Gaz de France’s acquired customer related intangible assets such as customer relationships as well as trademarks is based upon the preliminary estimates of Gaz de France management. The estimated useful life of finite-life trademarks and customer-related intangible assets has been determined based upon the expected pattern of consummation of future economic benefits. The fair value adjustment allocated to Gaz de France’s intangible assets other than concessions amounts to €2,300 million.

Property, plant and equipment

The fair value adjustments allocated to property, plant and equipment primarily relate to exploration and production assets as well as real estate assets, transmission networks, liquid natural gas terminals and storage facilities. The fair value has been determined using different valuation techniques, such as projection of future discounted cash flows derived from income statement projections as well as valuation approaches based on the RAB. The determination of the fair value for these assets is affected by many factors, including the level of the related market prices. These factors have exhibited significant volatility in the past, and changes in one or more of these factors prior to closing of the merger could have a significant effect on the final determinations of fair value. The estimated useful life of property, plant and equipment corresponds to the weighted-average remaining useful life of the related assets.

Investments in associates

Certain investments in associates have been valued based on the determination of fair value of the underlying assets and liabilities held by the associate.

Valuation methods used

The table below details the valuation methods used in regards to the preliminary allocation of the purchase price:

Asset	Evaluation method

Concessions	Cost-based approach* (Regulated Asset Base)
Tangible assets — Transmission networks	Cost-based approach* (Regulated Asset Base)
Tangible assets — Liquid natural gas terminals	Cost-based approach* (Regulated Asset Base)
Tangible assets — Storage facilities	Cost-based approach (Amortized Replacement Cost Base)
Tangible assets — E&P	Revenues-based approach (Discounted Cash Flows method)
Tangible assets — Real estate assets	Market approach
Intangible assets — Customer relationships	Revenues-based approach (Multi-period excess earnings method)/Market approach
Intangible assets — Trademarks	Revenues-based approach (Royalty method)
Investments in associates	Revenues-based approach (Discounted Cash Flows method)/Market approach

*	This “cost-based approach” is equivalent to a discounted cash flow method using a discount rate equal to the rate of return from the Regulated Asset Base.

Sensitivity analysis

The Pro Forma Financial Information reflects a preliminary allocation of the purchase price to the fair value of Gaz de France’s concession assets, intangible assets and property, plant and equipment, which have been amortized over an estimated weighted average useful life of 18 years in the pro forma adjustments. For illustrative purposes, the estimated annual impact on pro forma condensed combined net income before tax caused by each incremental billion of euros allocated to these assets in the final purchase price allocation is estimated at €56 million for the year ended December 31, 2007.

(3)	Pro forma adjustments on the Pro Forma Statement of Income for the year ended December 31, 2007.

Amortization of concession assets, intangible assets and property, plant and equipment

An adjustment has been made to record the complementary amortization expense related to the fair value adjustments allocated to those identifiable assets for approximately €(750) million for the year ended December 31, 2007. The amount of the amortization may ultimately change based on the final fair value assigned to assets and liabilities identified.

Investments in associates

A pro forma adjustment has been made to record the amortization expense related to the fair value allocated to the underlying identifiable assets held by associates for approximately €(30) million for the year ended December 31, 2007.

Deferred tax impact

The tax effects of the purchase accounting adjustments have been computed using the statutory tax rate. The deferred tax impact represents an increase of €287 million for the year ended December 31, 2007.

Note 2e —	Earnings per share

Number of shares used to compute the pro forma earnings per share

For the purpose of the calculation of the (basic) pro forma earnings per share, the historical weighted average number of Gaz de France shares outstanding has been adjusted:

•	to give effect to the Gaz de France common shares already held by Suez;

•	to take into account Gaz de France shares that would have been issued if the merger had been realized as of January 1, 2007 (22 common shares of Suez in exchange for 21 common shares of Gaz de France); and

•	to take into account the effect of changes in the number of Suez ordinary shares during the period concerned.

Number of shares used to compute the diluted pro forma earnings per share

Prior to the merger, Gaz de France had no dilutive instruments. Pursuant to the terms of the merger agreement, each outstanding Suez stock option and other stock-based award vested or unvested at the effective time of the merger will be converted into the right to receive approximately 0.9545 (rounded to the fourth decimal place) share of Gaz de France common stock.

For the purpose of the computation of the diluted pro forma earnings per share, the number of dilutive instruments retained corresponds to the number of dilutive instruments which were used in the historical computation of the Suez diluted earnings per share, based on the ratio of 22 common shares of Suez for 21 common shares of Gaz de France.

Year ended
December 31,
(In millions of shares)	2007

Gaz de France’s historical weighted average common shares outstanding	983
Gaz de France common shares held by Suez	(10)
Additional Gaz de France shares to be issued (approximately 0.9545 (rounded to the fourth decimal place) ordinary shares of Gaz de France for 1 ordinary share of Suez)	1,207
Adjustment to take into account the changes in the number of Suez issued ordinary shares during the period	(3)
Number of Gaz de France weighted average common shares outstanding used for basic earnings per share pro forma	2,177
Dilutive instruments	19
Number of Gaz de France weighted average common shares outstanding used for diluted earnings per share pro forma	2,196

CAPITALIZATION AND INDEBTEDNESS

The tables contained in this section are provided in accordance with French law and regulations applicable to prospectuses relating to the offering of securities. Since these tables are being made available in the French prospectus (document de fusion) relating to the merger, a translation of these tables is included in this prospectus. The tables were prepared solely to comply with French regulations in connection with the information to be contained in prospectuses.

The following tables set forth the unaudited consolidated capitalization and indebtedness of each of Gaz de France and Suez as of March 31, 2008:

Gaz de France
(in millions of euros)

1. Shareholders’ equity and indebtedness
Current financial debt	1,296
— Secured	103
— Unsecured nor pledged (including financial leases)	1,193
Non-current financial debt (excluding current portion of
long-term debt)	4,293
— Secured	906
— Unsecured nor pledged (including finance leases)	3,387
Shareholders’ equity excluding net income — Group share
a. Share capital	984
b. Legal reserves	98
c. Other reserves	16,728
d. Treasury stock	(479)
Total shareholders’ equity excluding net income — Group share (a+b+c+d)	17,331
2. Net financial indebtedness
A. Cash	1,105
B. Cash equivalents	2,665
C. Financial assets estimated at fair value through income	166
D. Liquidity (A+B+C)	3,936
E. Current portion of loans and receivables	131
F. Current bank debt	865
G. Current portion of non-current debt	63
H. Other current financial debt	368
I. Current financial debt (F+G+H)	1,296
J. Net current financial debt (I-E-D)	(2,771)
K. Non-current bank debt	1,064
L. Bonds issued	2,004
M. Other non-current financial debt	—
N. Non-current portion of financial leases	1,225
O. Non-current financial indebtedness (K+L+M+N)	4,293
P. Net financial indebtedness excluding impact of debt hedging derivative instruments (J+O)	1,521
Q. Debt hedging derivative instruments	(32)
R. Net financial indebtedness including impact of debt hedging derivative instruments (P+Q)	1,489

Suez
(in millions of euros)

1. Shareholders’ equity and indebtedness
Current financial debt	7,458
— Secured	187
— Unsecured nor pledged (including financial leases)	7,271
Non-current financial debt (excluding current portion of
long-term debt)	13,956
— Secured	1,621
— Unsecured nor pledged (including finance leases)	12,335
Shareholders’ equity excluding net income — Group share	21,557
a. Share capital	2,616
b. Legal reserves	261
c. Other reserves	20,002
d. Treasury stock	(1,322)
Total shareholders’ equity excluding net income — Group share (a+b+c+d)	21,557
2. Net financial indebtedness
A. Cash	1,779
B. Cash equivalents	4,761
C. Financial assets estimated at fair value through income	1,113
D. Liquidity (A+B+C)	7,653
E. Current portion of loans and receivables	493
F. Current bank debt	1,367
G. Current portion of non-current debt	2,706
H. Other current financial debt	3,385
I. Current financial debt (F+G+H)	7,458
J. Net current financial debt (I-E-D)	(688)
K. Non-current bank debt	5,809
L. Bonds issued	6,804
M. Other non-current financial debt	383
N. Non-current portion of financial leases	960
O. Non-current financial indebtedness (K+L+M+N)	13,956
P. Net financial indebtedness excluding impact of debt hedging derivative instruments (J+O)	13,268
Q. Debt hedging derivative instruments	(628)
R. Net financial indebtedness including impact of debt hedging derivative instruments (P+Q)	12,640

Contingent indebtedness for Suez is comprised of purchasing commitments given by Suez and its subsidiaries to minority shareholders of fully consolidated companies, amounting to €0.6 billion on March 31, 2008 and recorded in “other financial liabilities” within the Suez Group’s historical financial statements.

Indirect indebtedness for Suez is comprised of financial guarantees issued by the Suez Group with regards to financing subscribed by entities accounted for under the equity method, guarantees that constitute off-balance sheet commitments (for their call is improbable) for an amount of €0.4 billion on March 31, 2008.

Gaz de France does not have indirect or contingent indebtedness.

Since March 31, 2008, the following events and transactions having a significant impact on the information set forth in the tables above are as follows:

With respect to Gaz de France:

•	On April 28, 2008, Gaz de France and Suez announced the completion of the acquisition of Teesside Power Limited. The impact of this acquisition results in an increase in Gaz de France’s net financial indebtedness in the amount of approximately €200 million, following the acquisition of 50% of the shares of Teesside Power Limited and the refinancing of its debt by the Suez group.

•	In May 2008, Gaz de France made a dividend distribution to its shareholders in the amount of €1.2 billion.

•	Gaz de France repurchased €11.5 million of its own shares (at June 12, 2008), for a total amount of €487 million.

With respect to Suez:

•	On April 28, 2008, Suez and Gaz de France announced the completion of the acquisition of Teesside Power Limited. This acquisition increases Suez’ net financial indebtedness in an amount of approximately €288 million, following the acquisition of 50% of the shares of Teesside Power Limited and the refinancing of its debt by the Suez group.

•	In May 2008, Suez made a dividend distribution to its shareholders in the amount of €1.7 billion.

•	On May 29, 2008, Suez announced that it had entered into an agreement with ENI for the sale of its equity interest (57.25%) in Distrigas. The price offered by ENI values Suez’ equity interest in Distrigas at €2.7 billion, enabling Suez to realize a capital gain of approximately €2 billion. This price may be increased by a price supplement relating to the sale of Distrigas & Co. to Fluxys. In accordance with the agreements entered into with ENI, this divestiture is subject to completion of the merger between Gaz de France and Suez, the non-exercise by Publigaz of its preemptive rights, the European commission’s approval of ENI as the buyer and anti-trust clearance. Following the completion of this divestiture, Suez will simultaneously acquire other energy assets, mainly in Italy, in order to reinforce its position on the European energy markets.

At March 31, 2008, the contribution of Distrigas (excluding Distrigas & Co.) to Suez’ net financial indebtedness amounted to - €841 million (i.e., a financial asset).

GDF SUEZ DIVIDEND POLICY FOLLOWING THE MERGER

For future periods, the combined company expects to maintain a dynamic dividend policy which will offer attractive returns for the sector. The objective will be to have an annual distribution of more than 50% of recurring net income attributable to equity holders of the parent and average annual growth of 10-15% between the amount of dividends paid in 2007 (based on dividends paid by Gaz de France in 2007 in respect of the 2006 financial year (i.e., €1.10 per share). Suez shareholders will also benefit from dividends distributed by Suez Environnement Company beginning in 2009 in respect of the 2008 financial year) and the amount of dividends paid in 2010. The combined Group will also have the potential for additional dividend distributions and a share buy-back program.

BUSINESS OF GAZ DE FRANCE

We conduct our activities both directly and through our subsidiaries and affiliates, some of which are consolidated in the Group’s accounts through full consolidation and others of which are consolidated through proportionate consolidation. Unless otherwise specified, the data presented in this section, particularly on the Group’s number of customers and natural gas sales, includes Gaz de France’s share of the companies consolidated through proportionate consolidation.

Unless otherwise stated, the source of the market data and market-related data included in this prospectus are our estimates based on information on sales and capacity published by our competitors and analysts.

Overview

We are a leading, fully integrated, European natural gas company. We are the number one natural gas supplier in France and one of the leading natural gas suppliers in Europe, with a diversified natural gas supply portfolio, Europe’s leading high pressure natural gas transmission network and its leading distribution network, based on number of kilometers.

In 2007, we sold 730 terawatt hours (“TWh”) of natural gas and recorded net consolidated revenues of €27,427 million (with nearly 41% realized internationally), adjusted operating income of €5,666 million and consolidated net income, net of minority interests, of €2,472 million. We had access to approximately 11 million customers in France and approximately 3.5 million consolidated customers outside France, primarily in Europe.

In 2006, we sold 762 TWh of natural gas and recorded net consolidated revenues of €27,642 million (with nearly 40% realized internationally), adjusted operating income of €5,149 million and consolidated net income, net of minority interests, of €2,298 million. In 2006, we had access to approximately 11 million customers in France and approximately 2.8 million consolidated customers outside of France, primarily in Europe.

In 2005, we sold 749 TWh of natural gas and recorded consolidated revenues of €22,872 million (with 35.6% realized internationally), adjusted operating income of €4,248 million and consolidated net income, net of minority interests, of €1,782 million. In 2005, we had access to approximately 11.1 million customers in France and approximately 2.7 million consolidated customers outside of France, primarily in Europe.

Until July 1, 2007, our activities were conducted in a complementary manner through two divisions and six segments:

•	Energy Supply and Services consists primarily of the production, purchase and sale of natural gas and other energy sources, as well as associated services. The Energy Supply and Services division is divided into three segments:

•	Exploration — Production;

•	Purchase and Sale of Energy; and

•	Services.

•	Infrastructures is composed of transmission and distribution networks, LNG terminals and storage facilities. The Infrastructures division is divided into three segments:

•	Transmission — Storage (formerly Transmission and Storage — France);

•	Distribution — France; and

•	Transmission and Distribution — International.

As of July 1, 2007, a new organization of the Group was implemented. Our activities are now conducted through five divisions:

•	Global Gas and LNG;

•	Infrastructures;

•	Energy France;

•	International; and

•	Services.

In order to be consistent with the presentation of our 2006 and 2007 financial statements, the following discussion is based on our former organizational structure through two divisions and six segments as our financial statements did not reflect the changing organization until the end of the 2007 fiscal year, except for the reclassifications of certain activities among the business segments. The most significant reclassifications, by segment, were as follows:

•	Transfer of the energy sales operations in the United Kingdom from the Purchase and Sale of Energy segment to the Transmission — Distribution — International segment;

•	Transfer of Savelys and DK6 from the Services segment to the Purchase and Sale of Energy segment;

•	Transfer of the European transmission operations (Megal and Segeo) from the Transmission — Distribution — International segment to the Transmission and Storage — France segment, which is now known as the Transmission — Storage segment;

•	Finally, the transfer of the major account sales operations in Germany from the Transmission — Distribution — International segment to the Purchase and Sale of Energy segment.

History of Gaz de France

Gaz de France was created on April 8, 1946 in the form of a public entity with an industrial or commercial character organized under the laws of the Republic of France.

In connection with its initial public offering in 2005 (See “— Gaz de France’s Initial Public Offering”) and the pending merger with Suez, Gaz de France’s corporate structure has been modified to permit the public offering and privatization. On November 20, 2004, we became a société anonyme, or company with limited liability, organized under the laws of the Republic of France. Article 24 of French law number 2004-803, dated August 9, 2004, as amended by French law number 2006-1537, dated December 7, 2006, relating to the energy sector, requires that the French State hold more than one-third of the share capital of the Company. French decree number 2007-1784, dated December 19, 2007, authorized the privatization of the Company.

We are registered with the Paris Companies Register under registration number 542 107 651. Gaz de France has a term of 99 years, starting November 20, 2004, except in the case of early dissolution or winding up. Our registered office is located at 23, rue Philibert Delorme, 75017 Paris, France. Our telephone number is +33 1 47 54 20 20. Gaz de France’s agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Founding of Gaz de France

Gaz de France was created as part of the nationalization of the French gas industry. Following the Second World War, nationalizing the gas industry seemed necessary in an environment in which many facilities were obsolete or damaged and were scattered geographically. The gas sold at the time was essentially manufactured gas, produced locally in plants located near areas of consumption. At the time, there were no pipelines for the transmission of gas over long distances.

Diversification of sources of supply

The situation was fundamentally changed with the discovery of the Lacq gas field in southwestern France in 1951 and the marketing of gas from this field starting in 1957. From this point, we began developing a transmission network.

The introduction of natural gas resulted in our progressively giving up our role as producer-distributor of manufactured gas in favor of being a buyer, transporter and distributor of natural gas. It also required the implementation of an overseas supply policy to accompany Lacq field production. Accordingly, to meet constantly growing demand, we entered into an initial contract with Algeria in 1964 for the purchase of LNG. Subsequently, we implemented a geographically diversified supply policy by contracting with producers in The Netherlands, Russia, Norway, Nigeria, Libya and Egypt.

This policy of diversifying natural gas purchases has been completed since 1994 by investing in Exploration-Production in order to directly control a portion of our supplies and to diversify our exposure to the risk of fluctuations in the prices of our natural gas supplies.

With the opening of the energy markets in Europe, we started a new business in order to ensure our position as an energy company: the production and marketing of electricity. In particular, this became a reality with the service of the first combined gas cycle plant in France: DK6 and the launch of new cycle plant projects since 2006. In 2006, we acquired a 49% interest in Maïa Eolis and have since continued our development in wind power with the acquisition of Erelia and Eoliennes de la Haute-Lys in 2007, and of Nass & Wind Technoligie in 2008. We have grouped our subsidiaries and holdings in wind power production into a subsidiary called “GDF Futures Energies”. We ensure our electricity supply with our own assets, supply contracts, and purchases on the organized market.

Development of transmission and storage infrastructure

At the time of the introduction of natural gas to the French territory, we led the development of an interconnected transmission infrastructure and LNG receiving capacity. Our transmission network was constructed to cover all of France, including a portion in southwestern France covered through a partnership with Total consisting of contracts and joint ventures. This partnership was unwound on January 1, 2005. Our subsidiary, GRTgaz, now operates our transmission network as sole owner, and Total, through its TIGF subsidiary, has taken responsibility for the transmission network in southwestern France.

In addition to our strategy of diversifying our source of supplies, we have also participated in major gas trunk pipeline projects used for transit of natural gas across Western Europe (particularly MEGAL in Germany and SEGEO in Belgium). We have also developed LNG facilities, in particular the regasification terminals at Fos-Tonkin, Montoir-de-Bretagne, as well as Dahej in India. In addition, we continue to invest in major infrastructure projects in partnership with our suppliers. For example, we are currently developing the Fos-Cavaou regasification terminal; we hold a minority interest in a liquefaction plant in Egypt and in the Medgaz Company which is developing the Medgaz pipeline connecting Algeria to Spain.

Finally, to ensure supply continuity and in particular meet the seasonality of demand, we have progressively increased our gas storage capacity, which, as of December 31, 2007, stood at approximately 9 billion cubic meters of working gas in France.

Development of the distribution network in France

In France, we developed a transmission infrastructure, which included the construction of a distribution network that provides a connection between the transmission network and the ultimate customers. In 1960, our distribution network served nearly 350 municipalities and 5.8 million customers in France. By the end of 2007, the network served 9,202 French municipalities with approximately 11.1 million contractual delivery points connected to the distribution network.

From the outset, we established joint divisions with Electricité de France, or “EDF,” to manage the gas and electricity distribution networks and to handle customer service. These relationships were modified on July 1, 2004, with the two companies maintaining a common management (EDF Gaz de France Distribution, or “EGD”) solely for the purpose of providing technical services for their respective distribution networks. See “— Infrastructures Division — Distribution — Description of the business activities of the Distribution-France segment — Organization of Distribution.”

The provisions of European directive 2003/55, which were transposed into French law by Law 2006-1537 of December 7, 2006, require the legal separation of electricity and gas distribution networks. Under the terms of these provisions, our distribution operations in France were spun-off into a new subsidiary called Gaz réseau Distribution France, or “GrDF”. This legal separation includes maintenance of “joint service” by the two companies managing the distribution network (GrDF for gas, and ERDF, a subsidiary of EDF, for electricity). This joint service is not a corporate body. For more information on the implementation of these requirements, see “— History of Gaz de France — Recent Developments — Gaz de France spins off its natural gas distribution activities and creates GrDF.”

International development

Early in our history, we began to develop our activities outside France to take advantage of our expertise and to develop cooperative relationships with natural gas suppliers. By the early 1990s, international development was an integral part of our overall development, designed to give us a position of strength on the international gas market. Accordingly, we acquired significant positions, essentially in gas marketing and distribution activities, in countries such as Germany, Italy, the United Kingdom, and Belgium. More recently, we have seized on the opportunities provided by political changes in Eastern Europe and the resulting privatizations and market openings, establishing a strong presence in a number of countries in this region.

As mentioned above, we also underwent a new stage of international development during the 1990s, with our entry into Exploration — Production activities. In 2007, we acquired a 45% stake in the Alam El Shawish West licence in Egypt operated by Vegas Oil & Gas.

In addition, since the end of the 1990s, we have been involved in the provision of services in Europe, particularly in Italy. In accordance with an agreement signed in December 2007, Cofathec Servizi, a subsidiary of the Group, acquired six co-generation power plants from Edison in Italy in April 2008 (370 MWel of electric production capacity), making it one of the 10 largest electric energy producers in that country.

The Group’s international activity today also includes power production and supply. The Group holds interests in the SPE company in Belgium, acquired in 2005 (the second largest Belgian producer with 1,600 MWel for its interests), the Shotton power plant (210 MWel) in the United Kingdom, and the AES Energia Cartagena plant (1,200 MWel) in Spain. In connection with the European Commission’s review of the proposed merger, Gaz de France and Suez have agreed to, among other things, sell the 25.5% investment in SPE detained by Gaz de France. For more information, see “The Merger — Certain Legal and Regulatory Matters — Regulatory Approval Required for the Merger — European Union Competition Laws.”

The Group’s operations in 2007 also developed significantly in the storage business, with the acquisition of 65% of Amgas’ storage in Romania (50 million cubic meters of usable volume consolidated at 100%), the acquisition of 59% of Depomures’ storage also in Romania (300 million cubic meters of usable volume consolidated at 100%), and the launch of a natural gas storage development project in saline cavities in Stublach in the northwest of England, the capacity of which could reach 400 million cubic meters after the cavities have been washed.

In 2007, we increased our holding in Camfin’s Energie Investimenti giving us control of this Italian energy marketing subsidiary.

Gaz de France’s Initial Public Offering

In July 2005, we conducted an initial public offering of our shares by means of a global offering to institutional investors, an open price offering to retail investors in France and an employee offering. Our shares began trading on the Eurolist by Euronext Paris (now called the Euronext Paris market of NYSE Euronext) on July 8, 2005 under the symbol “GAZ” and became part of the CAC 40 index on September 1, 2005.

This initial public offering was conducted through the offering by the French State of 90,980,990 shares and by Gaz de France of 80,871,988 shares (after the exercise of the overallotment option on July 8, 2005). In addition, the French State offered 30,326,995 shares to our employees and to certain former employees and employees of our subsidiaries in connection with the employee offering.

Recent developments

Agreement regarding the sale of Cofathec Coriance

On March 28, 2008, we entered into exclusive negotiations with the A2A, the leading Italian operator in the urban heating market in Italy, for the sale of the Cofathec Coriance Group. Cofathec Coriance specializes in the management of heating networks in France. On May 29, 2008, Cofathec, one of our subsidiaries, signed an agreement with A2A regarding this disposal. The purchase price to be paid by A2A amounts to €44.6 million. The transaction remains subject to the approval of the European competition authorities. This transaction will allow us to fulfill one of our commitments made to the European Commission within the context of our plans to merge with Suez. For more information, see “The Merger — Certain Legal and Regulatory Matters — Regulatory Approvals Required for the Merger — European Union Competition Laws.”

Gaz de France and EDF enter into negotiations for the sale of Gaz de France’s interest in Segebel

On May 24, 2008, following a competitive process, we entered into exclusive negotiations with EDF regarding the sale of our interest in Segebel. Segebel, a company we own jointly (50/50) with Centrica, owns a 51% equity interest in SPE, the second-largest electricity utility in Belgium.

The sale of our equity interest Segebel will allow us to fulfill one of the commitments we made to the European Commission within the framework of the proposed merger with Suez. See “The Merger — Certain Legal and Regulatory Matters — Regulatory Approvals Required for the Merger — European Union Competition Laws.”

GDF acquires Nass & Wind Technologie and combines its holdings in renewable energies in a dedicated subsidiary called GDF Futures Energies

On February 26, 2008, we concluded the acquisition of Nass & Wind Technologie, a wind power company specialized in the development, building and operation of land-based wind farms in France.

Creation of GDF Futures Energies subsidiary

In light of our recent acquisitions, we created GDF Futures Energies, a subsidiary dedicated to renewable energies. This company encompasses all of Gaz de France’s subsidiaries and shareholdings in the field of wind power generated electricity: Maïa Eolis, Erelia, Eoliennes de la Haute-Lys and Nass & Wind Technologie.

SUEZ and Gaz de France jointly acquire U.K. Teesside Power combined-cycle gas turbine plant (1,875 MW)

On April 28, 2008, Gaz de France and Suez announced the completion of the acquisition of Teesside Power Limited, after having received clearance for the transaction from the European Commission. Gaz de France and Suez acquired Teesside Power Limited from affiliates of Goldman Sachs International and Cargill, which respectively owned 30% and 70% of the company. The Teesside power plant is a 1,875 MW CCGT power plant located in northeast England. Suez, through its subsidiary Electrabel, and Gaz de France through its subsidiary GDF International, each own 50% of the company. Gaz de France and Suez have entered into a shareholders’ agreement relating to the joint control of Teesside Power. See “Related Party Transactions — Agreements Between Gaz de France and Suez Prior to the Merger — Other Arrangments between Gaz de France and Suez.” In service since 1993, the Teesside unit is located at the Wilton industrial site and, with eight natural gas-fired turbines, is currently Europe’s largest combined-cycle gas turbine plant. Following the merger of Gaz de France and Suez, Teesside Power Limited will be included in the Europe and International Energy branch, under the Europe Energy division of the combined Group.

Gaz de France and Suez will upgrade the 15-year old Teesside Power Station following the local authorities’ grant of permission. However, Gaz de France and Suez expect to conduct a thorough appraisal of the plant before deciding how and when to commence any upgrade work.

Qatar Petroleum International and Gaz de France establish long-term partnership

On January 14, 2008, H.E. Abdullah Bin Hamad Al-Attiyah, Deputy Premier, Minister of Energy and Industry, Chairman of Qatar Petroleum International, and Jean-François Cirelli, Chairman and Chief Executive Officer of Gaz de France, signed a memorandum of understanding, which provides for the cooperation between the two groups at an international level and in particular, in the areas of exploration-production, LNG, gas storage and downstream activities.

The execution of this agreement reflects our wish to enhance our presence in Qatar and to develop our cooperation with the world’s top exporter of LNG. The Group, which opened a representative office in Doha in early January, is pre-qualified by Qatar Petroleum to bid for the allocation of new offshore licenses in Qatar.

Gaz de France spins off its natural gas distribution activities and creates GrDF

On December 31, 2007, we contributed our natural gas distribution activities in France to a new subsidiary, Gaz réseau Distribution France (GrDF), in compliance with European directive 2003/55 relating to the deregulation of the energy markets.

New rates for public distribution of natural gas on January 1, 2008

The rates for public distribution of natural gas increased by an average of €0.173 cent/kWh on January 1, 2008. This is the first rate change since May 2006, although the price of oil has risen by 33% since that date, reaching $93 per barrel in November 2007 and over $100 per barrel in January 2008.

Natural gas rates increased less than originally planned. Indeed, Gaz de France had initially asked the French authorities to approve an increase of €0.261 cent/kWh in accordance with the public service contract between Gaz de France and the French State and the order of June 16, 2005.

As a result, this increase will not allow us to pass on the full burden of our supply costs to the rates charged for natural gas. The negative impact on our operating income is estimated at approximately €90 million for the first quarter of 2008.

We are committed to the principle that gas rates should correctly reflect our incurred costs. We intend to finalize, as rapidly as possible, a new public service contract with the French State and employ the consequences of the decision handed down by the French State Council on December 10, 2007.

For customers using natural gas for heating, these new rates will lead to a 4% increase in their gas bills, or an additional charge of €2.15 per month for an apartment (with average consumption of 12,000 kWh/year) and €2.90 for a house (detached house with an average consumption of 17,000 kWh/year).

Cofathec acquisition of six combined heat and power stations with an electricity production capacity of 370 MWe in Italy

On December 7, 2007, Cofathec Servizi, a subsidiary of Gaz de France, entered into an agreement with Edison SpA to acquire seven combined heat and power (CHP) stations in Italy. Pursuant to this transaction, which was completed in April 2008, Cofathec Servizi acquired six CHP stations (one of the shareholders of Edison SpA exercised its preemption rights over one of the seven CHP stations).

Gaz de France and Sonatrach extend their liquefied natural gas contracts to 2019

On December 4, 2007, Gaz de France reached an agreement with Sonatrach in Algeria to extend the duration of its supply contracts for LNG to December 2019. These contracts relate to a total volume of approximately 10 billion m3, representing approximately 15% of our supply for a total annual amount of approximately €2.5 billion. This agreement confirms the goal of Gaz de France and Sonatrach to develop their LNG trading activities on other markets. In addition, the agreement confirms Gaz de France’s role as an operator in the exploitation of the Touat gas field.

Reinforcement of Gaz de France’s presence in exploration-production in Egypt

On November 5, 2007, Gaz de France acquired a 45% interest in the Alam El Shawish West license in Egypt from Vegas Oil & Gas. Covering 1,075 km2, this license is located in the Abu Gharadig Basin (western desert), approximately 250 km south-west of Alexandria. This acquisition, which was subject to the approval of the Egyptian authorities, was completed on March 5, 2008, with an effective date of July 1, 2007.

Gaz de France and GVM: a new contract to reinforce an historic partnership

In October 2007, Gaz de France and the Swiss company Gasverbund Mittelland AG (GVM) entered into a 10-year supply contract. Pursuant to this agreement, Gaz de France will deliver two billion kWh of natural gas per year to GVM, or approximately 200 million cubic meters, between 2010 and 2020. With a 33.5% market share, GVM is the largest of the four regional gas companies in Switzerland.

Acquisition of Eoliennes de la Haute-Lys

On December 11, 2007, Gaz de France finalized the acquisition of a 100% interest in Eoliennes de la Haute-Lys from Sechilienne-Sidec and Sofinerg, which respectively owned 40% and 60% of this company. Eoliennes de la Haute-Lys operates a 37.5 MW wind farm in the Pas-de-Calais region of France, which was put in service at the end of 2004.

New European provisions may strengthen the independence of transmission operators

Following two investigations conducted in 2005 and 2006 on the European gas and power markets, the European Commission proposed in a publication entitled “Outlook for the interior gas and electricity market,” published on January 10, 2007, new provisions intended to ensure the effective independence of the transmission operators. If these provisions are adopted by the European Council, new European regulations could substantially modify our integrated organization in the medium-term. (See “Risk Factors — Risks Relating to the Business and Industry of Gaz de France — Regulations could limit our expansion and adversely affect our business.”) The European Commission also decided in July 2007 to open a formal inquiry into Gaz de France for a suspected concerted practice concerning, in particular, supplies of natural gas transported over the Megal pipeline. For more information, see “ — Legal Proceedings”.

Strengthening of our wind power generation position in France with the acquisition of ERELIA

On September 19, 2007, we entered into a contract to acquire a 95% stake in ERELIA, a wind farm developer and operator in France. This transaction was finalized on November 5, 2007.

We became the leading private investor in the Romanian natural gas storage sector

On October 3, 2007, we finalized the acquisition of a 59% stake in Depomures, the second-largest Romanian natural gas storage operator. Depomures runs the Tirgo Mures natural gas storage facility in Northern Romania. This storage facility, which is located in a depleted natural gas field, can store up to 300 million cubic meters of natural gas. The facility’s capacity should reach 600 million cubic meters by 2011-2012. We acquired the equity interest in Depomures from the Azomures (50%) and Infochem (9%) Groups. The rest of Depomures’ capital is held by Romgaz (40%), the national gas company, and by minority shareholders (1%).

As we already own a 65% stake in Amgaz, the third largest Romanian storage operator with a capacity of 40 million cubic meters of natural gas, this transaction makes us the largest private investor in the Romanian natural gas storage market.

Strengthening of our research commitment in CO2 storage

In September 2007, we entered into a cooperation agreement with the Vattenfall Group for a CO2 injection pilot project in Germany. Today, CO2 injection is a major area of European research in the fight against global warming.

Under this agreement, we and Erdgas Erdöl GmbH Berlin (EEG), a wholly-owned exploration-production affiliate, will use CO2 for the enhancement of gas recovery from our almost-depleted Altmark gas field, the second largest onshore field in Europe. Vattenfall will deliver the CO2 required for this process from its own power plant processes.

This project, which will contribute to our research program on capture, injection and storage of CO2, will require approximately fifteen months of preparatory work before it can be implemented.

This project is consistent with our sustainable development policy and our efforts to reduce greenhouse gas emissions. We are involved in several European projects focused on CO2 storage, for example, the CO2 injection experiments on the K12-B field in the Dutch North Sea. This new CO2 injection pilot project in the Altmark demonstrates our commitment to developing innovative technologies that respect the environment.

Acquisition of 20% of Energie Investimenti from Camfin

In September 2007, we exercised our option to acquire a 20% stake in Energie Investimenti from Camfin for €40 million. Following this transaction, we now own 60% of Energie Investimenti, while Camfin retains the remaining 40%.

Energie Investimenti is a joint-venture that operates in the natural gas sector in Italy. It has a portfolio of 850,000 residential and small business customers and also sells gas to industrial customers under our energy label. With sales of 3 billion cubic meters of natural gas per year, Energie Investimenti is one of the top-ranking operators in Italy.

Partnership with the United Nations Development Program (UNDP)

In September 2007, we entered into a partnership agreement with the United Nations Development Program (UNDP) in Algeria, relating to the development of local capacities in the Daïra of Charouine.

This agreement reflects our desire to oversee the successful integration of exploration-production projects that we pursue in the regions of Adrar in southern Algeria and in their economic and social environment.

The financial contribution of $190,000 will support development activities benefiting the population of the city of Charouine.

This development project, started by UNDP in partnership with UNICEF, the United Nations Populations Fund and the Algerian government, aims to reinforce the capacities of local collectivities and of the population in sustainable economic development by improving their access to basic services.

Development of large storage facility in England

In August 2007, we entered into an agreement with INEOS Enterprises for the commercial development of a salt cavity natural gas storage facility in Stublach in north-west England. Total capacity could reach 400 million cubic meters of natural gas. We will operate the infrastructures under a 30-year lease agreement running until 2037. The first cavities will be commissioned in 2013. INEOS Enterprises will provide solution mining services for the creation of the cavities. This new facility, which will be one of the main UK storage facilities, will enhance the security of supply to the UK market. The total development investment budget is estimated at around £350 million (around €500 million).

Signature of a supply contract with Norwegian company Norsk Hydro

On July 5, 2007, we entered into a new agreement with the Norwegian company Norsk Hydro for the delivery of 800 million cubic meters of natural gas per year to the UK for a period of four years. Norsk Hydro is currently our second-largest supplier of Norwegian gas. Norway accounts for 21% of our supply portfolio. This agreement strengthens our development strategy in the UK, where our subsidiary Gaz de France ESS holds a significant position in energy trading, with a 15% market share in natural gas sales to the industrial and commercial sectors.

Deregulation of the natural gas market on July 1, 2007

In accordance with the principles set forth in the first gas directive and the second gas directive, the new energy law allowed each end-user in the French territory to choose its energy supplier starting July 1, 2007. End-users may opt not to exercise their right to choose from energy suppliers and continue to benefit from rates regulated by the French State.

The new energy law also sets forth the organization for the separation of distribution network construction, operation and maintenance activities and production and supply activities and requires Gaz de France to transfer all the assets, authorizations, rights and obligations related to distribution network activities to a separate legal entity held by Gaz de France.

New Group organization

As of July 1, 2007, we implemented a new organization of the Group. Our activities are now conducted through five divisions: Global Gas and LNG; Infrastructures; Energy France; International; and Services.

The Exploration — Production segment’s activities are now attached to the Global Gas LNG division, with the exception of storage activities in Germany, which are being transferred to the Infrastructures division in 2008.

The Purchase and Sale of Energy segment was divided into two parts: Trading activities (supply, large account sales, LNG and Gaselys) have been attached to the Global Gas and LNG division, with the exception of the energy marketing activities of GDF-ESS (Great Britain), which were transferred to the Transmission — Distribution — International division. The electricity production activities of the Electricity department and the gas and electricity sales activities of the Sales department have been regrouped and attached to the Energy France division.

The activities of the Savelys subsidiary of the Services segment and the engineering activities of the Projis subsidiary have been attached to the Energy France division, and the other activities of the Services segment make up the Services division.

The Infrastructures division combines the activities of the Distribution — France segment, Transmission — Storage — France (now called Transmission — Storage), with the addition of transmission activities in Germany, Belgium and Austria to the Transmission-Distribution International segment, storage activities in Germany from the Exploration — Production Segment, and the Stublach storage project in Great Britain from the International Transmission — Distribution segment.

The International Division combines the activities of the International Transmission — Distribution segment, with the exception of the transmission activities in Germany, Austria and Belgium, which have been attached to the Infrastructures division. The International division also integrates the marketing activities of the GDF-ESS subsidiary in Great Britain from the Purchase and Sale of Energy segment.

The Other division combines the activities of the Other segment and other non-allocated activities.

Signature of agreements securing long-term access to the US LNG market

In April 2007, we entered into agreements with the United States group Cheniere Energy, Inc., entitling us to deliver 12 shipments of LNG per year, over a period of 15 years, at the Sabine Pass LNG receiving terminal in the United States which should be put in service at the end of 2008. Cheniere Energy Inc., will have the option to deliver 12 cargoes of LNG per year to the Group at the Isle of Grain LNG terminal in the UK, where Gaz de France holds import capacity. These agreements allow Gaz de France to reinforce its position in the United States, possess arbitrage capabilities between different markets and to reinforce its position as a world leader in LNG.

Acquisition of additional exploration and appraisal acreage in the United Kingdom

In March 2007, our United Kingdom subsidiary, GDF Britain Ltd., acquired a portfolio of interests in ten offshore licenses from CGGVeritas, seven in the Central North Sea area and three in the west of the Shetlands area from UK Continental Shelf (UKCS). The transferred licenses include a 15% interest in the Ockley discovery in block 30/01d, and a 30% interest in the Milburn discovery in block 22/22c. The other assets acquired include a 10% interest in the Handcross prospect in block 204/19c West of Shetlands plus two other licenses in the area, 100% interest in three 23rd Round Licenses and one wholly-owned license awarded in the recent 24th Round.

Signature of preliminary Heads of Agreements with Pars LNG

On March 6, 2006, we signed preliminary Heads of Agreements with Pars LNG, an affiliate of NIOC, Total and Petronas, providing for the purchase of 1.5 to 2.5 million metric tons of LNG per year for 25 years starting in 2010. Two other Heads of Agreements remain to be signed by Gaz de France with the above-mentioned shareholders of Pars LNG: one providing an option for Gaz de France to invest in a gas production factory and the other in a liquid natural gas factory. The estimated value of the investment is approximately $400 million. Although there appears to be an agreement in principle, it is expected that it will take some time for the final terms of the transaction to be resolved, as NIOC and Petronas have not yet signed these Heads of Agreements.

Merger with Suez

On February 26, 2006, our board of directors announced the proposed merger with Suez which is the subject of this prospectus. The parties reaffirmed their commitment to the merger project (following a series of delays) on September 3, 2007. The merger is expected to be submitted for approval to both groups’ extraordinary shareholders’ meetings on July 16, 2008. See “The Merger.”

On-going and anticipated investments

For 2008, we intend to have annual investments of €4 billion.

In the context of our initial public offering, we presented a 2005-2008 investment plan for €17.5 billion. At the end of 2007, based on completed projects in 2005 and 2006, we have invested €10.2 billion.

For more information on our methods of financing current investments, see “Operating and Financial Review and Prospects of Gaz de France — Liquidity and Capital Resources.”

The Natural Gas Sector in France and in the World

Except where otherwise indicated, information in this section has been taken from the 2007 Report of the International Energy Agency (IEA) on the world energy market, World Energy Outlook (which analyzes 2005 data).

The natural gas market

The natural gas market encompasses a variety of activities, from the search for gas fields to the delivery of natural gas to the end-customer. In the exploration phase, companies search for geological structures likely to contain significant natural gas fields, and drill wells to confirm the presence of gas, to evaluate the reserves and to determine whether they are commercially exploitable. If so, the field is developed and brought on stream. From the production sites, natural gas is transported in either gaseous form in gas pipelines or liquid form (liquid natural gas, or LNG) in LNG tankers, the cargoes of which are unloaded in LNG terminals, where the LNG is regasified. A portion of the natural gas is stored in underground facilities (aquifers or salt cavities), so that deliveries received in regular quantities over the course of the year can be used to satisfy demand that varies significantly by season. Natural gas is transported through transmission networks (gas pipelines) over long distances, at high or medium pressure. Certain major industrial and professional customers are supplied directly from the transmission network. Gas is delivered to local customers through a (low-pressure) distribution network that is linked to the transmission network at multiple connection points.

The graph below reflects the changes in primary energy consumption worldwide since 1990 and the IEA’s forecast consumption through 2030:

Source:  WEO 2007 — IEA’s World Energy Outlook 2007

The demand for natural gas in France and worldwide

International demand

The natural gas markets have been growing regularly since 1973. From 1973 to 2006, these markets posted average annual growth of 2.7% (based on data in “Natural Gas Information 2005” from IEA). In 2006, natural gas consumption worldwide amounted to 2,936 billion cubic meters.

The share of natural gas in the total energy consumption worldwide has been consistently increasing. The IEA forecasts, in its reference scenario, that it will grow from 21% in 2005 to 22% in 2030, i.e. at an annual growth rate of about 2%, while growth in primary demand is expected to rise only 1.8% per year. This growth should be driven primarily by Africa, Latin America and Asia, with annual growth rates greater than 2.5%. The European and North-American markets of the OECD (Organization for Economic Cooperation and Development) are expected, however, to remain the largest markets over the period (representing 37% of global consumption in 2030). The graph below reflects the change in natural gas demand by sector worldwide since 1990, and the IEA’s forecast for demand through 2030:

Source:  WEO 2007 — IEA’s World Energy Outlook 2007

According to the IEA, the power production and heating network sector should account for more than half the growth in world demand for natural gas (+2.6% per year from 2005 to 2030), rising from 39% in 2005 to 44% of the demand in 2030.

Again, according to the IEA, in many regions of the world, natural gas is preferred to other fuels, particularly for power production, because of competitive prices, environmental advantages, and the relatively low cost of investment in a combined gas cycle compared with other means of power production.

The graph below reflects the change in primary energy consumption in Europe (EU 27) since 1990, and the IEA’s forecast consumption through 2030:

Source:  WEO 2007 — IEA’s World Energy Outlook 2007

European demand

According to the IEA, in the European Union (the 27 Member States) in 2005, natural gas consumption was 538 billion cubic meters.

The proportion of natural gas used in primary energy consumption is expected to rise from 24% in 2005 to 30% in 2030 with an annual growth rate of 1.3% per year over the period, under the reference scenario. In an alternative scenario, the IEA forecasts a proportion of natural gas in primary energy consumption equal to 29% in 2030 (decline in the growth of natural gas in favor of nuclear and renewable energies).

The growth in demand for natural gas for the power production sector is steady, as at global level. The market share of natural gas in this segment is expected to rise from 30% in 2005 to 39% in 2030, with an annual growth rate of 2.5% over this period, at a global level. The graph below reflects the change in natural gas demand by sector in Europe (EU 27) since 1990, and the IEA’s forecast demand by sector through 2030:

Source:  IEA’s WEO 2007 — World Energy Outlook 2007

This growth should be driven in Europe by the application of the European directive on greenhouse gas emissions, which makes businesses responsible for the cost of carbon dioxide emissions (CO2), thus encouraging the use of energies emitting less CO2.

Again, according to the IEA, the final demand for natural gas in Europe should also rise between 2005 and 2030, with a more modest growth rate of 0.8% per year. The graph below reflects the change in primary energy consumption in France since 1990, and the IEA’s forecast for primary energy consumption through 2030:

Source:  IEA’s WEO 2007 — World Energy Outlook 2007

Demand in France

According to the Energy Observatory of the Ministry of Economy, Industry and Employment, natural gas accounted for 14.6% of France’s primary energy sources in 2006 with consumption of 40.3 Mtoe (equivalent to 48.8 billion cubic meters based on the IEA’s WEO 2007 conversion rate).

Although it grew faster than other energies, the proportion of natural gas in energy consumption in France remains lower than the average of the countries in the European Union (EU 27: 24.5% in 2006 according to Eurogas — 2006-2007 annual report). France has in fact given a significant role to nuclear energy in the last three decades and currently has only one combined cycle plant of about 800 MWel (a unit built by Gaz de France in Dunkerque in partnership with Arcelor), and approximately 4,700 MWel in cogeneration producing electricity from natural gas.

The graph below reflects the change in natural gas demand by sector in France since 1990, and the IEA’s forecast demand by sector through 2030.

Source:  Global Insight 2007

The residential and services sector is the largest gas consumer in France (48% of consumption in 2006). In this sector, gas is primarily used for home heating, and demand is highly seasonal. Thus, on the day in 2007 during which demand for natural gas was the highest (December 19), demand was 2.3 times higher than the average daily consumption for the year (source GRTgaz).

Global Insight predicts the total consumption of natural gas in France to increase from 42.7 Gm3 in 2006 to 53.7 Gm3 in 2030, or an average annual increase of 1%. This growth in consumption will mostly result from the development of power production from natural gas, with growth of 3% per year over this period.

The table below reflects the geographic breakdown of natural gas supply in the 25 European Union countries by source in 2006 (in Gm3):

Nature of Supplies
Country	Supply	Production	Exports	Imports

Austria	9.2	1.8	1.3	8.7
Belgium	18.2	—	4.5	22.7
Czech Republic	9.6	0.1	—	9.5
Denmark	5.4	10.4	5.1	0.1
Estonia	1.0	—	—	1.0
Finland	4.5	—	—	4.5
France	49.8	1.2	1.0	49.6
Germany	92.6	16.5	14.7	90.8
Greece	2.9	—	—	2.9
Hungary	13.6	2.6	—	11.0
Ireland	4.6	1.2	—	3.4
Italy	87.9	10.9	0.4	77.4
Latvia	1.7	—	—	1.7
Lithuania	2.9	—	—	2.9
Luxembourg	1.5	—	—	1.5
The Netherlands	40.6	70.7	48.6	18.5
Poland	14.9	4.3	—	10.6
Portugal	4.1	—	—	4.1
Slovakia	6.5	0.2	—	6.3
Slovenia	1.1	—	—	1.1
Spain	35.2	0.1	—	35.2
Sweden	1.1	—	—	1.1
United Kingdom	91.3	80.2	9.9	21.1

Source:  Cedigaz ‘‘Trends and Figures in 2006”

Supplying the French and European markets with natural gas

A portion of European natural gas demand is satisfied with European reserves. 38% of natural gas consumed in 2006 in Europe (EU 27) was produced within Europe, with the rest coming from Russia (23%), Norway (16%), and Algeria (10%) (according to the 2006-2007 annual report from Eurogas).

According to Cedigaz, in 2006 proved European Union reserves (25 Member States) were more than 2.7 billion cubic meters, which represented almost 3% of the world’s reserves. Natural gas production in the European Union in 2006 amounted to 200 billion cubic meters, including 40% produced by the United Kingdom (80 billion cubic meters) and 35% by The Netherlands (71 billion cubic meters) from fields located primarily in the North Sea.

According to data in the IEA’s 2006 “World Energy Outlook” (not updated in 2007), the production of natural gas from the European countries of the OECD should decline on an annual average of 0.5% between 2004 and 2030. North Sea production is expected to reach its peak early in the next decade, and then decline progressively until 2030.

Given this decrease, and the anticipated growth in consumption, a growing share of natural gas supplied to Europe can be expected to come from imports. The IEA expects natural gas imports in the European countries of the OECD to rise from 214 billion cubic meters (40% of consumption) to 488 billion cubic meters (63% of consumption) in 2030. These imports will come essentially from Russia and Algeria, but also from other countries in West Africa, the ex-USSR, the Middle East and Latin America.

To transmit these new volumes, the industry will have to develop new gas pipelines, but also, in particular, increase its LNG (Liquefied Natural Gas) importation capacity. With a total of about 200 billion cubic meters exchanged in 2006 in the world (source GIIGNL), the IEA forecasts that LNG could rapidly develop to reach an exchange volume of 470 billion cubic meters in 2030. While natural gas delivered through pipelines today represents 70% of cross-border gas exchanges, the share of LNG should, according to the IEA, exceed 50% by 2030.

The electrical energy sector in France and worldwide

A special energy — highly volatile prices

Electricity cannot be stored. The supply-demand balance must be ensured at any time for a specific region, whereas production and consumption depend on many factors that are hard to predict, including temperature, light, rainfall or wind. This specific feature of electricity, combined with unpredictability of primary energy and CO2 prices, gives rise to high volatility in electricity prices.

Thus, in France electricity prices regularly peak, indicating a strong pressure on the supply or very high demand. With the deregulation of the market, and the resulting increase in the number of players, the liquidity of the electricity market should rise.

The graph below reflects the change in POWERNEXT DAY-AHEADtm prices and trading volumes (source:  POWERNEXT):

Continued growth in consumption

According to the IEA, the growth in electricity production should be 2.7% per year worldwide between 2005 and 2030.

In the OECD countries, the share of electricity in final energy consumption will rise slightly from 20 to 23%.

Again according to the IEA, power production in Europe (EU 27) was 3,275 TWh in 2005, represented by coal (31%), nuclear (30%), natural gas (20%), fuel oil (4%), and renewable energies (14%).

The graph below reflects the breakdown of energy production in Europe (EU 27) by source of energy in 2005:

Source:  IEA World Energy Outlook 2007

In France, the production of electricity is primarily from nuclear plants (nearly 78% according to the Minister of the Economy, Industry and Employment’s “Energy Observatory”).

The table below reflects electric energy flows France in TWh:

			2006/2005
	2005	2006	Change

Nuclear	429.9	428.7	(0.3)%
Thermal	59.6	53.8	(9.7)%
Hydraulic	56.2	60.9	8.6%
Other sources of renewable energy	4.3	5.6	29.6%
Total production	550.1	549.1	(0.2)%

Energy drawn by pumping	6.6	7.5	13.2%
Export balance from physical exchange	60.3	63.3	4.9%
Domestic consumption	483.2	478.4	(1.0)%

Source:  RTE — Electric energy statistics in France 2006

Most of this production is provided by EDF, Electrabel/Suez, and Endesa France. In its 2006 report on the Multi-Year Plan for Investments in power production in France, the Ministry of the Economy, Industry and Employment identified needs for new power production capacities from traditional thermal plants of about 5,200 MW by 2016. This same report recommended the use of gas combined cycles for the semi-basis resources to be in service by 2015 because of the environmental competitiveness of gas combined cycles in comparison with “clean” coal plants.

Group Strategy

As the leader in the natural gas market in France, we already have a significant presence in Europe. Over the course of 2007, our objective was to continue our geographic expansion and increase our presence in European gas and electricity markets which have been growing regularly since 1990 and offer many opportunities in a new regulatory context.

Our strategic goals are centered on the following key activities:

•	Strengthen our role in gas infrastructure management by actively participating in the growth and security of natural gas market supply in France and in Europe:

▪	By continuing to invest in infrastructure in France. To facilitate and sustain the growth of demand for natural gas, we intend to continue our investment policy in infrastructure in France with respect to profitability criteria. Therefore, one objective is to realize:

–	the relationships required to follow the change in demand and supply of natural gas through our GRTgaz subsidiary, particularly reinforcement of transmission capacity and a reduction of blockage points in the French network;

–	the continuation of storage site development;

–	a new LNG terminal (Fos Cavaou) designed to strengthen both LNG reception capacity and supply conditions in the south of France; and

–	extension and densification of the distribution network in France through our GrDF subsidiary.

▪	Optimize infrastructure access procedures to give each supplier the highest level of technical service, while at the same time respecting our commitments to:

–	guarantee a high level of infrastructure safety and reliability;

–	maintain the quality of service provided to infrastructure users and local municipalities in order to reinforce the safety and the image of natural gas in France;

–	guarantee non-discriminatory and transparent access to infrastructure; and

–	strengthen quality relationships with local municipalities.

▪	Further stabilize the rate framework applicable to the use of infrastructure. We intend to maintain a constructive dialogue with the ERC. We intend to develop a multi-year rate framework for infrastructure utilization in order to provide better mid-term visibility to this activity.

▪	Continually search for ways to increase productivity. We have always made efforts to increase productivity and control costs. In addition, we are trying to optimize flow management in order to increase the utilization factor of facilities and continue to update them to reflect technological innovations.

▪	Continue international development. We intend to actively participate in the consolidation movement in Europe. Achievement of this goal requires the implementation of a two pronged approach:

–	We intend to develop our presence in European infrastructure by participating principally in large transmission infrastructures, and LNG storage projects. Thus, in a context marked by more and more dependence on imports originating in non-European countries, we are positioned to benefit from the growth of the natural gas market in Europe.

–	We continue to find growth opportunities in distribution and marketing in Europe by focusing on our competencies in network management and our acquisitions, notably in Germany, Austria, Hungary, Slovakia, Romania and Italy.

•	Develop multi-energy and service offerings, anticipate client needs to further customer loyalty and accelerate the development of our European presence. We intend to use our diversified supply portfolio and our historical position as supplier of natural gas to France to maintain our position as French market leader in the context of the opening-up of the gas market to competition, and to become a leading supplier to the European market.

–	Develop multi-energy and service offerings. To respond to our clients’ needs, we intend to develop multi-energy offerings, particularly gas-electricity offerings, as well as offerings of complimentary services both in France and in other European countries with the objective of generating business synergies, maximizing the value of the services offered to our clients and increase customer loyalty.

–	Customer loyalty. Capitalizing on the proximity we have developed with our clients since our origin, and on our notoriety with the public in France, we have developed an active business policy adapted to different types of clients. This policy focuses on highly recognized brands, such as our energY® for large clients, and Dolce Vita® for residential clients. It also entails the broadening of multi-energy and service offerings.

•	The strength of our commitment to the protection of the environment and sustainable development is an added feature in development and customer loyalty.

▪	Accelerate the development of our European presence. Our approach to European growth is three-fold:

–	Support sales development efforts at companies in which we have holdings;

–	Develop our direct sales in certain specific profitable markets by utilizing previous experience;

–	Continue to acquire companies with large portfolios of customers.

•	Develop our energy supply portfolio and our position as one of the largest purchasers of natural gas and LNG in the world, in order to strengthen competitiveness and accelerate sales growth on the European energy market.

•	In this regard, we intend to:

▪	Maintain a supply policy founded principally on long-term contracts in order to secure the majority of our supply. For years, we have had structured relationships with large suppliers. This strategy continues with a risk diversification policy which gives us one of the most diversified supply portfolios in Europe.

▪	Increase reserves and production. We intend to prioritize the development of our Exploration-Production activities in the geographic zones capable of contributing to European supply (Great Britain, The Netherlands, Norway, Africa, the Middle East and the Caspian Sea most notably), but also in areas further away (for example the Caribbean and South America) by taking holdings, where appropriate, in liquefaction plants.

▪	Consolidate our presence in the growing LNG market. We would like to diversify our supply portfolio and benefit from the growth of the world market for LNG through intercontinental arbitrage opportunities. In addition, we intend to take full advantage of our competence in this activity by seizing investment opportunities in complete supply chains of LNG (exploration-production, liquefaction, marine transportation, regazification).

▪	Structure a power supply policy. By means of supply contracts, purchases on the market and our own assets, we intend to develop a dual offering (gas-electricity). We own assets already in service representing power production capacity of about 2,200 MW at the end of 2007. This figure does not factor in wind power generation capacity or the capacity we hold in SPE. Our long term objective regarding non-ENR power production is to obtain 8,000 MW of our own capacity.

•	We would also like to develop a renewable energy power generation system. In 2006, we created Maïa Eolis, a wind production development and operation company, with a 49% share, in partnership with Maïa Sonnier. In 2007, we acquired the Erélia and Eoliennes de la Haute-Lys companies. One of our mid-term objectives is to obtain 2,000 MW of wind power production capacity.

▪	Continue development in arbitrage and trading. In particular through our Gaselys subsidiary, we intend to become, not only one of the leading traders on the European energy market, but also a leader in the field of intercontinental arbitrage, using our LNG supply portfolio and our fleet of LNG tankers. These activities are carried out in policy of controlled risk.

•	Continue a policy of controlled and sustainable growth.

▪	Maintain a healthy financial structure. By relying particularly on infrastructure-related operating activities which generate recurring cash flows, we ensure that our new investments contribute to our financial growth and balanced financial structure. We strive to maintain a rating that fits our profile as one of the leaders in our sector.

▪	Continue a policy of controlled and sustainable growth. Our investments conform to our financial objectives and pass strict investment criteria: analysis of strategic relevance, targeted rate of return according to the activity, the projects and countries themselves and earnings per share analysis of the operational impact.

▪	Aim for a steady increase in profit. This objective is concerned with the long-term growth of the European market, increased productivity and opportunities coming out of the new regulatory context.

■	This strategic goal was recognized in the merger with Suez.

Our Business

Please note that the following data, for 2005 is published data adjusted for the impact of the application of IFRIC 12 and IFRIC 4.

We are the leading supplier of natural gas in France and one of the leaders in Europe. Our integrated structure permits us to benefit from synergies among our activities. We conduct our business through two complementary divisions: Energy Supply and Services and Infrastructures. Each division includes three segments, as follows:

•	The Energy Supply and Services division includes the segments Purchase and Sale of Energy, Exploration-Production and Services.

•	The Infrastructures division includes the segments Transmission and Storage — France, Distribution — France and Transmission and Distribution — International.

Energy Supply and Services Division

Exploration — Production segment

Our Exploration — Production segment is key to our strategy of integration along the entire gas value chain. It helps reduce the effects of energy price fluctuations on supply costs and ensures access to new gas sources. It also facilitates the diversification of our commercial offerings. Finally, Exploration — Production reinforces our position as one of the world’s most important gas buyers by creating opportunities for new partnerships and joint projects with major gas suppliers.

The table below presents the Exploration — Production segment’s revenues for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,
	2007	2006(*)	2005(*)
	(in millions of euros)

Revenues (before eliminations)	1,717	1,659	1,139
Revenues from third parties	1,293	1,230	932
Adjusted operating income(**)	1,127	1,270	726

(*)	Adjusted for the effects of reclassifications of certain activities among business segments as described in “— Overview.”

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

Our medium-term goal is to significantly grow our proved reserves to boost our production through internal and external growth. In order to attain these goals, we plan to maintain our activity level in the current production zones of Northern Europe, continue development in North Africa (Algeria and Egypt) and establish ourselves in new zones.

Development of the Exploration — Production segment

We began our Exploration — Production activities by acquiring equity interests in fields in production. In 1994, we bought Erdöl-Erdgas Gommern GmbH (currently named EEG-Erdgas Erdöl GmbH or “EEG”) in Germany. In 1998, we took part in the development of the Elgin-Franklin field located in the central basin of the British North Sea. In 2000, we became an offshore operator in The Netherlands through the purchase of companies owned by TransCanada Pipelines (currently named GDF Production Nederland, or “ProNed”). In addition, this acquisition allowed us to become the operator of NoordGasTransport, the main Dutch underwater pipeline. In 2003, we increased our presence in Germany with the acquisition of the German activities of Preussag Energie (which has since been renamed Gaz de France Produktion Exploration Deutschland GmbH, or PEG).

We subsequently began to seek roles as operator of fields to be developed. As a result, in 2001, we took part in exploration-production projects in Norway, Algeria and Egypt. Following the acquisition of Preussag Energie’s German business in 2003, we considerably increased the number of projects for which we were an operator in onshore Germany and our presence in this market. Currently, we have consolidated our role as operator, including by successfully taking part in public competitive bidding in 2004 to operate an exploration license in Egypt and by being qualified to operate the production of the Gjøa field in Norway, which is expected to begin production in 2009. In addition, we have been qualified as an operator in Libya, one of our target countries for the development of our Exploration — Production segment.

At the end of 2006, we filed with the Norwegian authorities the joint development and operating plan for the Gjøa and Fram B fields (now named Vega) in which we hold 30% and 15%, respectively, which was accepted in early 2007.

In 2007, we signed a deal with Vegas Oil to acquire a 45% stake in the ‘Alam El Shawish West’ License. We expect this to yield significant oil and gas reserves in the next few years.

The legal context of Exploration — Production activities

We conduct our Exploration — Production activities under licensing, concession or production-sharing agreements and/or other types of agreements negotiated with public authorities or with the national companies of the relevant countries. In accordance with licenses, agreements, and applicable legislation, we must generally undertake to implement an exploration program and, if successful, have the right to exploit the relevant fields for a certain period, subject to approval of a development plan by national authorities. During the production period, we must pay royalties to such authorities, give a portion of the production, pay a proportion of our profits and/or pay certain taxes specific to the oil and gas sector.

All of our proved reserves are developed under licensing or concession regimes as they exist in The Netherlands, the UK, Germany, and Norway.

In accordance with oil and gas market practice, we normally operate in association with one or more oil and gas companies. One of the parties is generally designated the operator, responsible for the conduct of day-to-day operations (with approval from the other parties being required for important issues as defined by each operating agreement, such as the adoption of a development plan, major investments, budgets or sales agreements on behalf of the group). Only companies that are qualified by the local public authorities may be designated as operators.

Outside of France, the Group is qualified as an operator in seven countries: The Netherlands, Germany, the United Kingdom, Algeria, Libya, Egypt, and Norway. This designation enables us to participate in exploration-production projects more directly, both at a technical level and with respect to strategic investment and development decisions.

Exploration: reserves

As of December 31, 2007, we held 320 exploration and/or production permits in 10 countries (59% of which are operated by us). Out of 13 exploration wells drilled in 2007, 8 wells were successful (1 in the United Kingdom, 4 in Norway, 2 in The Netherlands, and 1 in Ivory Coast). These wells contributed new proved reserves in 2007 and may supply new reserves in future years.

The following table sets forth our main producing fields, which in the aggregate represent more than 80% of our proved reserves:

Main fields with proved reserves at December 31, 2007

Country	Asset name	GDF net interest	Hydrocarbon produced

Germany	Schneeren	100.00%	Gas
Germany	Bötersen	11.77%	Gas
Germany	Wiehengebirgsvorland	25.00%	Gas
Germany	SchneerenOstZ1	56.50%	Gas
Germany	Rühlermoor	50.00%	Liquids
Germany	Bramberge	44.73%	Liquids
Germany	Georgsdorf	50.00%	Liquids
United Kingdom	ELGIN/FRANKLIN	10.39%	Gas & Liquids
United Kingdom	Boulton	44.50%	Gas
Netherlands	G-14a	33.70%	Gas
Netherlands	K2b-A	56.62%	Gas
Netherlands	G16a-A	60.00%	Gas
Norway	Snøhvit	12.00%	Gas & Liquids
Norway	Njord	20.00%	Gas & Liquids
Norway	Fram	15.00%	Gas & Liquids
Norway	Gjøa	30.00%	Gas & Liquids

The following map discloses the locations of our main producing fields with proved reserves at December 31, 2007:

The tables below set forth the Group’s proved reserves (including developed and undeveloped reserves as defined below) as of the dates indicated and their geographic breakdowns.

Changes in the Group’s reserves

	Year ended 31 December
	2007	2006	2005

Proved reserves BcfGE (billion cubic feet gas equivalent)	2,426	2,017	2,067
Of which natural gas Bcf (billion cubic feet)	1,868	1,671	1,468
Of which liquid hydrocarbons Mmbo (million barrels of oil)	99.5	61.6	106.5
Proved developed reserves BcfGE	1,339	1,103	1,172
Of which natural gas BCF	997	875	773
Of which liquid hydrocarbons MMbo	60.9	40.6	71.0
Proved reserves attributable to companies consolidated by the
equity method BcfGE		146	199
Total BcfGE	2,426	2,163	2,266

The amounts shown above are rounded to the nearest amount based on the database used, so that small differences may appear between the detailed line amounts and the total. For more information on our oil and gas reserves, see Note D to our consolidated financial statements, which are included in this prospectus. Elgin Franklin Oil and Gas (EFOG), in which we hold a stake and which was consolidated by the equity method in 2006 and 2005, is as of December 31, 2007, proportionally integrated in the results.

Changes in the Group’s reserves by country: natural gas

Natural gas

	Year ended December 31,
Country	2007	2006	2005
	(in Bcf,	(in Bcf,	(in Bcf,
	except%)	except%)	except%)

Germany	-72	-69	25
Norway	258	102	56
The United Kingdom	-40	-44	10
The Netherlands	-16	235	-31
Kazakhstan		-21	21
Total consolidated	130	203	82
Equity affiliate		-23	-18
Change (consolidated)	+7%	+14%	+6%

Changes in the Group’s reserves by country: liquid hydrocarbons

Liquid Hydrocarbons

	Year ended December 31,
Country	2007	2006	2005
	(in MMbo,	(in MMbo,	(in MMbo,
	except%)	except%)	except%)

Germany	5.4	-7.6	3.5
Norway	20.5	-1.0	3.1
The United Kingdom	-2.2	-0.2	0.0
The Netherlands	0.1	0.3	-0.1
Kazakhstan		-36.4	1.0
Total consolidated	23.8	-45.0	7.4
Equity affiliate		-5.3	-4.6
Change (consolidated)	+31%	-42.3%	+7.6%

Changes in the Group’s reserves by country: total

Total = Natural gas + Liquid hydrocarbons

	Year ended December 31,
Country	2007	2006	2005
	(in BcfGE,	(in BcfGE,	(in BcfGE,
	except%)	except%)	except%)

Germany	-42	-112	45
Norway	373	96	73
The United Kingdom	-52	-45	10
The Netherlands	-15	236	-32
Kazakhstan		-225	26
Total consolidated	263	-49	123
Equity affiliate		-53	-44
Change (consolidated)	+12%	-2%	+6%

Details of the changes in the Group’s reserves: natural gas

Natural gas

	Year ended December 31,
	2007		2006	2005
	(in Bcf)		(in Bcf)	(in Bcf)

Reserves as of December 31 N-1 (excluding equity affiliates)	1,738	*	1,468	1,386
Revisions of estimates + extensions + discoveries	344		438	217
Purchases and sales of assets	-22		-42	28
Production	-193		-193	-163
Reserves as of December 31 (excluding equity affiliates)	1,868		1,671	1,468

*	The starting N-1 reserves include the reserves attributable in previous years to equity affiliates that are now proportionally integrated.

Details of the changes in the Group’s reserves: liquid hydrocarbons

Liquid Hydrocarbons

	Year ended December 31,
	2007		2006	2005
	(In MMbo)		(In MMbo)	(In MMbo)

Reserves as of December 31 N-1 (excluding equity affiliates)	75.7	*	106.5	99.1
Revisions of estimates + extensions + discoveries	35.6		-1.4	17.5
Purchases and sales of assets	-0.2		-34.4	0.0
Production	-11.6		-9.2	-10.1
Reserves as of December 31 (excluding equity affiliates)	99.5		61.6	106.5

*	The starting N-1 reserves include the reserves attributable in previous years to equity affiliates that are now proportionally integrated.

Details of changes in the Group’s reserves: natural gas and liquid hydrocarbons

Natural gas and liquid hydrocarbons

	Year ended December 31,
	2007		2006	2005
	(In BcfGE)		(In BcfGE)	(In BcfGE)

Reserves as of December 31 N-1 (excluding equity affiliates)	2,162	*	2,067	1,943
Revisions of estimates + extensions + discoveries	544		431	315
Purchases and sales of assets	-23		-235	28
Production	-258		-245	-220
Reserves as of December 31 (excluding equity affiliates)	2,426		2,017	2,067

*	The starting N-1 reserves include the reserves attributable in previous years to equity affiliates that are now proportionally integrated.

We have exploration activities in approximately 10 countries, particularly in Europe and North and West Africa.

As of December 31, 2007, our proved reserves for liquid hydrocarbons and natural gas increased to 2,426 BcfGE. This is principally due to the booking of proved reserves in the Gjoa field in Norway and the fact that we now proportionally integrate our interest in Elgin Franklin Oil and Gas into our UK portfolio, which was previously accounted for by the equity method. 77% of our reserves are gas, or 1.87 TCF (Trillion Cubic Feet). As in 2006, reserves were primarily located in Norway, Germany, The Netherlands and the United Kingdom in 2007.

As of December 31, 2006, our proved reserves for liquid hydrocarbons and natural gas decreased to 2,163 BcfGE (including the portion attributable to subsidiaries consolidated by the equity method), 80% of which were gas reserves or 1.73 TCF (Trillion Cubic Feet). Reserves were primarily located in Norway, Germany, The Netherlands, and the United Kingdom. In July 2006 we sold our primary investment in Kazakhstan.

As of December 31, 2005, our proved reserves for liquid hydrocarbons and natural gas increased to 2,266 BcfGE (including the portion attributable to subsidiaries consolidated by the equity method), 69% of which were gas reserves. Reserves were primarily located in Norway, Germany, The Netherlands, the United Kingdom and Kazakhstan.

The definitions used for proved, proved developed and proved undeveloped reserves are in accordance with SEC regulations and interpretations and the requirements of the Financial Accounting Standards Board.

Proved reserves of liquid hydrocarbons and natural gas correspond to an estimation of quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operational conditions (i.e., prices and costs on the date on which the estimate was made). Prices cover forecast developments for current prices resulting exclusively from contractual provisions, but not escalations based on future conditions.

Proved, developed reserves are those which can be recovered from an existing facility through existing wells with existing equipment and operating methods. Proved, undeveloped reserves are those that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

The process of estimating reserves involves making subjective assessments. These estimates are subject to annual revisions which take into account all new information, with particular reference to levels of production, re-evaluation of deposits, the addition of new reserves arising from discoveries or acquisitions, transferred reserves and economic factors.

Reserves are estimated yearly by each affiliate based on group guidelines. A multidisciplinary team from the Group performs a systematic review of reserves estimates to ensure consistency of information and compliance with relevant rules and guidelines.

In addition to the yearly full internal review of our assets holding reserves, we have, since 2004, initiated an external evaluation of our reserves by an independent and experienced consulting firm.

Approximately one-third of our reserves, as well as the “Guidelines for the Gaz de France Book of Reserves,” are reviewed every year. We have adopted the SEC definitions for our proved reserves, and these definitions are included in the guidelines.

This independent evaluation is cyclical, and will review, over three year rolling periods, over 90% of the reserves booked by the Group. For the period covering the 2005-2007 Book of Reserves, this independent evaluation was awarded to DeGolyer and MacNaughton. The percentage of proved reserves independently evaluated by DeGolyer and MacNaughton in 2007 was 36%.

Rule 4-10 of Regulation S-X requires the use of the year end price, as well as existing operating conditions, to determine reserves quantities. Reserves at year end 2007 have been determined based on the spot price for Brent ($96.02 per barrel) unless contracts are in place, in which case the contractual terms have been used.

Unless otherwise indicated, references made to proved reserves and to production include the share held by the Group in those reserves and in that production (net of all royalties paid in-kind to third parties in the form of crude oil or in the form of natural gas). These references include the total of net reserves of petroleum, gas and other hydrocarbons which it is thought can be extracted during the remaining term of the licensing, and concession. Non-contractual renewal of these licenses and concessions has not been taken into account.

Production

The following table sets forth our production of natural gas and liquid hydrocarbons by country for each of the three years ended on December 31, 2005, 2006 and 2007.

	Year Ending December 31,
	2005			2006			2007
		Liquid			Liquid			Liquid
	Natural	hydro-		Natural	hydro-		Natural	hydro-
	gas	carbons	Total	gas	carbons	Total	gas	carbons	Total
	(Bcf/yr)	(MMbo/yr)	(BcfGE/yr)	(Bcf/yr)	(MMbo/yr)	(BcfGE/yr)	(Bcf/yr)	(MMbo/yr)	(BcfGE/yr)

Country
Germany	78	3.5	98	74	3.5	94	67	3.3	85
Norway	—	4.0	23	—	3.3	18	1	3.9	23
United Kingdom	31	0.0	32	32	0.3	34	40	4.2	64
The Netherlands	53	0.1	54	86	0.1	87	85	0.1	86
Others	0.0	2.5	14	1	2	12	3		3
Total consolidated	163	10.1	220	193	9.2	245	196	11.6	261
Equity affiliate	19	4.8	46	17	4	39

During the year ended December 31, 2007, our natural gas and liquid hydrocarbons production was 261 BscfGE, 75% of which related to natural gas production.

Marketing

In 2007, the Exploration — Production segment sold 56 TWh of natural gas, primarily under long-term contracts.

Approximately 58% of the natural gas we currently produce is sold to third parties in Europe under short-term or long-term agreements negotiated by companies subsequently acquired by the Group. The purchases are mainly made by Gas Terra in The Netherlands and E.On – Ruhrgas in Germany. Long-term agreements under which we sell our gas production are indexed to the spot prices of gas and/or the average prices of petroleum products. Although the development of the price for natural gas tends to follow that of petroleum, there is nevertheless a time lag, generally between six and nine months, before changes in the prices for petroleum products impact the long-term selling prices for natural gas.

The remainder of our gas production is sold to our Purchase and Sale of Energy segment. The nature of the agreements negotiated with this segment will differ depending on the subsidiaries. These agreements stipulate a fixed price, which is determined on the basis of the market price. EFOG (a British company in which we hold a 22.5% stake) sells the majority of the gas it produces to our Purchase and Sale of Energy segment under a long-term agreement with an indexed price.

Exploration — Production activity by country

Our Exploration-Production activity is located in Europe (Germany, Norway, the United Kingdom and The Netherlands) and in Africa.

Germany.  We have increased our presence in Germany since our purchase in 2003 of the German activities of Preussag Energie (since renamed Gaz de France Produktion Exploration Deutschland GmbH, or “PEG”), which has allowed us to considerably increase our presence on this market. On December 31, 2007, we held through this affiliate 504 Bcf of proved reserves of natural gas and 38 MMbo of proved liquid hydrocarbons in Germany. Reserves in 2006 were 576 Bcf of natural gas and 32MMbo of liquid hydrocarbons. Reserves in 2005 were 645 Bcf for gas and 39.7 MMbo for liquids. Gas produced from our PEG assets is mainly sold to E.On-Ruhrgas. PEG has enabled us to indirectly expand our presence in the German market, due to its 11% share in EGM, which owns transmission and distribution infrastructure and markets a portion of the gas we produce in northwestern Germany. In addition, we were the sole shareholder in EEG, which had proved gas reserves in Germany of approximately 44 Bcf as of December 31, 2006. EEG was merged with PEG in November 2007.

Norway.  We have an equity interest in seven oil and natural gas fields in the Norwegian North Sea with a share of proved reserves of approximately 1,137 BcfGE as of December 31, 2007 (approximately 76% of which is in the form of natural gas). Reserves in 2006 and 2005 amounted to 765 BcfGE and 669 BcfGE, respectively. We have been designated as an operator by the Norwegian authorities for the production phase for one of these fields (Gjøa), which will begin production in 2010. The development plan for Gjøa, after it was approved by the various partners, was filed with the Norwegian authorities in December 2006 and accepted by the Norwegian authorities in the first quarter of 2007. The related development of the Vega satellite field Vega (ex Fram B) has also been decided. The Group’s projected investment for these fields is €1.074 billion and will over time ensure delivery of approximately 35 Bcf of gas every year to the Energy Purchase and Sale segment.

Until the end of 2007, we produced only crude oil in Norway, with gas production starting at the end of 2007, as part of the first LNG production project in Europe (Snøhvit project). The development of the natural gas reserves for the Njord and Fram fields also began in 2007. We plan to make available all or part of this gas production in Norway to our Purchase and Sale of Energy segment.

United Kingdom.  We hold shares in 28 fields located in the British North Sea, 13 of which are in production. The share of proved reserves in these fields held by the Group (including reserves held through our 22.5% stake in EFOG, whose reserves are now consolidated using the proportional integration method) amounted to 201 BcfGE as of December 31, 2007, approximately 63% of which was in the form of natural gas. Reserves in 2006 and 2005 were 253 BcfGE and 351 BcfGE, respectively (including EFOG which in 2006 and 2005 was consolidated as an equity affiliate). During the year ended December 31, 2007, we sold approximately 87% of our consolidated natural gas production in the United Kingdom to our Purchase and Sale of Energy segment (including sales to Gaselys) for resale, mainly on the British market.

During the year ended December 31, 2005, new fields entered into production (including the Munro field in August 2005) and new production wells were drilled on certain fields (CMS III, for example), allowing our production capacity to grow in the short-term. In January 2006, the new Hunter field also went into production.

On November 7, 2005, we agreed, in the context of an asset exchange agreement with Dana Petroleum, to sell all of our equity interest in the Johnston field and 25% of the Anglia field. The net book values of these assets as at December 31, 2005 were adjusted through depreciation to reflect their transaction value. This agreement was finalized on September 26, 2006.

In 2007, we sold our stake in the Cavendish field to Dana Petroleum, resulting in the sale of 22 BCF of proved reserves. We also acquired stakes in 10 exploration licenses from Veritas, seven of which are located in the Central North Sea and a further three west of the Shetland Islands. Two new fields (Minke and Kelvin) were put in production.

The Netherlands.  We hold shares in 40 fields along the Dutch coast. The majority of these fields are in production, and we are the operator with a majority stake. On December 31, 2007, our share of proved reserves amounted to 373 BcfGE, 99% of which was in natural gas form. During 2007, we sold 38% of our natural gas production to our Purchase and Sale of Energy segment for sale in the Benelux countries and in Germany (36% in 2006). Reserves at December 31, 2006 were 388 BcfGE. Reserves in 2005 were 152 BcfGE.

Between November 2005 and February 2006, we started production at six new gas fields. The development of these licenses significantly extends the historical production zone of ProNed in The Netherlands. In 2006, we achieved our highest production in The Netherlands, with 86 BCF for that year.

Algeria.  Since 2002, we have held an exploration — production permit for Touat in southern Algeria along with Sonatrach. After the finalization of phase 1 in 2005, which reinforced the pre-feasibility evaluation of the project, we continued pre-development studies in phase 2 of appraisal of the different fields included in the license, and a commercial feasibility and transmission study with Sonatrach. This appraisal phase is now completed and the plan of development has been issued. Pending satisfactory completion of an offtake agreement relating to gas production at the fields, the project sponsors, GDF and Sonatrach will evaluate project profitability. If project profitability is sufficient for the project sponsors, they will decide to invest in production there. Such decision is expected in 2008. If approved, Sonatrach will then file the relevant permit applications with the Algerian authorities. First wells could be drilled in 2009, and first gas is expected in 2012. As of December 31, 2007, we do not hold any proved reserves in Algeria.

Mauritania.  The execution of the asset exchange agreement with Dana Petroleum dated November 7, 2005 and the agreement with Wintershall dated December 2005, after approval by the competent government authorities, occurred in 2006, with our entry into three Mauritanian off-shore blocks (24% in block 1, 27.85% in block 7 and 26% in block 8). As of December 31, 2007, we do not hold any proved reserves in Mauritania.

Egypt.  We won a bidding process in 2004 and finalized a concession agreement, on September 15, 2005, with Egypt’s national company, EGAS, and the Egyptian government, and so obtained a 100% stake in the offshore West El Burullus block, located next to the Nile River. In connection with the asset exchange with Dana Petroleum, described above, we expect to assign 30% of our stake in this block to Dana Petroleum. We also have plans to transfer an additional 20% under a second agreement. In 2007, we acquired a 45% stake in the “Alam El Shawish West” license from Vegas Oil and Gas. As of December 31, 2007, we do not hold any proved reserves in Egypt.

Kazakhstan.  EEG, the German subsidiary of Gaz de France, had a 17.5% holding in KazGerMunai LLP, which operated three oil and gas fields in Kazakhstan. On December 31, 2005, the share of proved liquid hydrocarbons reserves of these fields held by the Group was 36.4 MMbo (and 21 Bcf of gas). Revenues and charges from operations positively contributed to Gaz de France net results during the first semester of 2006. The Group disposed of its stake in KazGerMunai LLP on July 19, 2006; proceeds from this sale were accounted for during the second half of 2006. As of December 31, 2007, we do not hold any proved reserves in Kazakhstan.

Purchase and Sale of Energy segment

The table below presents the Purchase and Sale of Energy segment’s revenues for the years ended December 31, 2007, 2006, and 2005.

	Year ended December 31,
(in millions of euros)	2007(*)	2006(*)	2005(*)

Revenues (before eliminations)	20,041	20,455	17,346
Revenues from third parties	18,184	18,432	15,732
Adjusted operating income(**)	1,075	529	325

(*)	Adjusted for the effects of reclassifications of certain activities among business segments as described in “— Overview.”

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

It should be noted that the GDF ESS subsidiary in Great Britain was transferred from the Purchase and Sale of Energy segment to the Transmission-Distribution International segment in 2007.

Strategy

We aim to increase our consolidated European sales of natural gas through organic growth and external growth with the medium-term goal of gaining 15% of the market.

With respect to the supply of energy, we intend to do the following:

•	pursue a diversification policy for the long-term supply of gas;

•	significantly develop our hydrocarbon reserves; and

•	design an electricity supply to build critical mass in Europe, principally through acquisitions, and through the development of 10,000 MWel of our own power generation capacity by 2012, with 2,000 MWel coming from wind power.

Description of the activities of the Purchase and Sale of Energy segment

We are the leading supplier and purchaser of natural gas in the French market and are one of the leaders in Europe. Primarily through our Purchase and Sale of Energy segment, we sell natural gas to approximately 11 million customers in France (10.5 million of which are individual residential customers) and approximately 169 major industrial customers in continental Europe located in about 521 sites. Subsidiaries that are part of our Transmission — Distribution International segment serve approximately 3.7 million customers. In addition, we sell other energy products (primarily electricity) to eligible customers.

We sold a total of 730 TWh of natural gas in 2007 (compared to 762 TWh in 2006 and 749 TWh in 2005). Of this amount the Purchase and Sale of Energy segment sold 609 TWh, including 402 TWh in France, 128 TWh abroad and 79 TWh on short-term LNG markets.

Except where otherwise indicated in this section, references to the Group’s natural gas sales in this section include only the sales by the Purchase and Sale of Energy segment.

We actively manage our supplies, seeking to establish stable supply sources with one of the most diversified portfolios in Europe. We are one of the world’s largest buyers of natural gas and one of the leading European participants in the LNG market. Our supplies are complemented by trading activities and operations involving derivative products in the energy markets, enabling us to offer customers pricing formula solutions suited to their needs.

Regarding electricity supply, we take two complimentary approaches:

•	acquire small- or mid-sized companies with the aim of adding to the existing portfolio and serving as a platform for the Group’s development; and

•	develop projects of new assets (greenfield).

With regard to wind power, the acquisitions carried out in 2007 (ERELIA and Eoliennes de la Haute-Lys) supplement the position of Maïa Eolis, which was founded in 2006. We owned a total installed capacity of just under 120 MW at the end of 2007. As of December 31, 2007, our wind power generation system capacity was the largest in France in terms of installed production capacity.

The development of thermal power generating facilities operating on natural gas continues with the construction of the Cycofos facility and the launch of two new production projects in France at Saint-Brieuc and Montoir-de-Bretagne.

Our purchase and sale of electricity is now anchored in several European countries:

•	France, with a portfolio of final customers and a presence on the wholesale market resulting in a transaction volume of about 4.3 TWh;

•	The United Kingdom, where the market represents an annual volume of 10 TWh;

•	Spain, with activation of the Cartagena facility at the end of 2006 resulting in wholesale sales of 2 TWh in 2007; and

•	Italy, where sourcing of final customers is in the beginning and structural phases.

Purchase of energy and hedging

Our natural gas supply policy

The majority of our supply is purchased on a centralized basis. Our distribution subsidiaries in Europe, however, currently carry out their own supply functions, purchasing gas either from local or foreign suppliers or directly from us. We intend to use our centralized buying practice to pursue our development in Europe and take on an increasing share of the supply needs of our subsidiaries. The information in this section relates to our centralized supply function.

We are one of the leading purchasers of natural gas in Europe. We have a portfolio of long-term contracts that covered approximately 87% of our requirements in 2007. The portion attributable to long-term contracts is likely to remain stable. We are one of the largest customers of the most important suppliers of natural gas to Europe, particularly Norway, Russia, Algeria and The Netherlands. We are also a leading player in the LNG sector, with significant expertise that allows us to play a leading role in the development of the worldwide LNG market. Our natural gas supply sources also include our Exploration — Production segment and short-term markets.

We intend to remain a significant buyer of natural gas from our traditional suppliers and strengthen our long-term relationships, including through the development of new partnerships such as the one entered into in December 2006, with Gazprom, as part of the renewal of contracts and the purchase of additional quantities of Russian gas; those entered into with Sonatrach in the context of the new Medgaz pipeline, and renewal of LNG contracts, also with Sonatrach, entered into in December 2007. At the same time, in order to meet our growing needs resulting from our expansion in Europe, we are working on developing relations with new suppliers (Qatar, Iran, and Nigeria).

The table below shows the sources of our supply for the years ended December 31, 2007, 2006 and 2005 (excluding consumption for our own account and losses):

	Year ended December 31,
(TWh)	2007	2006		2005

Long-term contracts with third parties	503.0	503.9	(1)	539.5
Production of Exploration — Production	31.6	32.0		21.6
Short-term market purchases	82.2	102.9		107.5
Other sources	0.1	0.4		0.3
Total	616.9	639.2		668.9

(1)	The decrease in the share of supplies coming from long-term contracts between 2005 and 2006 is the result of contracts to purchase Norwegian gas, which were not renewed because of agreements with Total and the warmer climate in 2006, compared with 2005, which led the Group to reduce its liftings on long-term contracts.

Our portfolio of long-term contracts

We purchase most of our gas supplies under our portfolio of long-term contracts, which we believe to be among the most significant and diversified in Europe. These contracts give us the visibility we need to ensure the development and stability of our supplies, which is one of our strengths on the European natural gas market. We also are one of the most important participants in the European short-term market, allowing us to adjust our supplies as our requirements change and to optimize our purchase costs.

Our long-term contracts generally have an initial term of approximately 20 years. As of December 31, 2007, the average remaining term of our long-term contracts (weighted by their importance in the supply portfolio) was almost 16 years (compared to almost 15 years in 2006, and 13 years in 2005), and no significant contract is set to expire during the next five years.

Consistent with market practice, our long-term purchase contracts include take-or-pay clauses, pursuant to which we undertake to pay on an annual basis for minimum quantities of gas, regardless of whether we take delivery of them (except when a seller defaults or in the case of force majeure). These clauses are included in the contracts to facilitate the financing of the heavy infrastructure needed for the production and transmission of gas. Most of the contracts, however, have make-up or carry-forward clauses that permit us to defer deliveries for which we pay in a later period (make-up) or to deduct, subject to certain limits, excess quantities received in a given year from required deliveries for subsequent years (carry-forward).

The prices of the natural gas sold under these contracts are indexed (on either a monthly or quarterly basis) to the market price of energy products with which gas is directly or indirectly substitutable (mainly petroleum products). In addition, the contracts provide for a periodic review (every two to four years) of the price and indexation formula to adjust for changes in market conditions. Most of the contracts also provide for price revisions during the term of the contract, or the amendment of other contractual provisions in the event of unforeseen events affecting the contracts’ underlying economic assumptions. Under such circumstances, the parties must negotiate in good faith and may, if they are unable to come to an agreement, resort to arbitration.

The supply contracts provide for one or more delivery points. The delivery points for gas supplied by pipeline are located along the European transmission system. For LNG, the gas is typically delivered at the loading points for ships at the suppliers’ liquefaction plants. As a result, we use both transportation of gas by land and by sea, allowing us to optimize and adapt the flows of gas transported to supply our various markets.

The minimum quantities which we (excluding subsidiaries) are required to take pursuant to existing long-term contracts are 47 billion cubic meters in 2007, 177 billion cubic meters for the period between 2008 and 2011, and 477 billion cubic meters for 2012 and beyond.

In addition, following proposals made to the European Commission and an agreement with the CRE, we made available to other suppliers 15 TWh of natural gas per year at the Gaz de Sud Exchange Point for a period of three years, as of 2005, representing a total of 45 TWh.

Diversification of natural gas suppliers

We maintain diversified sources of supplies in order to limit our counterparty risks, to protect ourselves against interruptions affecting specific sites and to adapt our purchases to our needs. In 2006, deliveries of Egyptian LNG reached a plateau.

The table below shows the geographical distribution of our sources (including our own resources) for gas supplies, for the years ended December 31, 2007, 2006, and 2005:

	2005		2006		2007
	(TWh)	(%)	(TWh)	(%)	(TWh)	(%)

Norway	165.1	24.7	135.0	21.1	132.6	21.5
Russia	130.4	19.5	101.2	15.8	95.7	15.5
Netherlands	94.9	14.2	100.9	15.8	94.9	15.4
Algeria	99.1	14.8	94.7	14.8	105.9	17.2
Egypt	25.7	3.8	53.7	8.4	53.2	8.6
United Kingdom	25.8	3.9	24.5	3.8	23.0	3.7
Libya	10.1	1.5	18.8	3.0	19.3	3.1
Nigeria	8.6	1.3	5.0	0.8	6.4	1.0
Germany	1.3	0.2	2.2	0.4	3.7	0.6
Other sources(1)	107.9	16.1	103.2	16.1	82.3	13.4
Total	668.9	100.0	639.2	100.0	617.0	100.0

(1)	Purchases on the short-term markets and gas from mines.

Currently, our main suppliers are in Norway, Russia, Algeria, The Netherlands, Egypt, the United Kingdom, Libya and Nigeria. These countries have put in place infrastructure allowing production and on-land or offshore transmission of gas to Europe’s main markets. Our main suppliers are: Gazprom, Statoil, Sonatrach and GasTerra (formerly Gasunie), representing respectively approximately 15.5%, 14.3%, 17.2% and 12.3% of our total gas purchases for 2007 (in quantities). We participate in the conception and financing, downstream from our delivery points, of the principal land and maritime facilities for the transmission and reception of gas necessary for the fulfillment of our supply contracts, either directly or as a shareholder in the entities created to develop the infrastructure, or indirectly as a customer with long-term capacity rights or reservation contracts. Our interests in international transmission and LNG infrastructure include shares in, and/or long-term capacity utilization rights from, MEGAL (Mittel Europa Gas Leitung) in Germany, SEGEO (Société Européenne du Gazoduc Est-Ouest) in Belgium, Interconnector between the United Kingdom and the European continent, as well as reserved capacity in The Netherlands, Belgium, Austria and Germany for the routing (among others) of Dutch, Norwegian and Russian gas from our portfolio of long-term contracts. In addition, we have subscribed for long-term access rights to the Isle of Grain LNG terminal in the United Kingdom (starting in October of 2008) and terminals in Cartagena and Huelva, Spain. Additionally, in July 2007, we entered into an agreement with the Norwegian company, Norsk Hydro, for the delivery of 800 million cubic meters of natural gas per year to the United Kingdom, for a period of four years. Norsk Hydro is currently our second-largest supplier of Norwegian gas. Norway accounts for 21% of our supply portfolio. This agreement strengthens our development strategy in the United Kingdom, where our subsidiary Gaz de France ESS holds a significant position in energy trading, with a 15% market share in natural gas sales to the industrial and commercial sectors.

We have maintained long-term relationships with our traditional suppliers, principally through our supply contracts. We are pursuing additional relationships, such as partnerships, in order to enrich our relationships with our suppliers. For example, we have developed partnerships with Norwegian and Algerian companies as part of our Exploration — Production business activity. In 2007, a new supply contract was signed between our British E-P subsidiary and its partner. We have created joint ventures with Gazprom and Sonatrach in several areas, and we have an interest in the Snøhvit (Norway) LNG facility, which is in the start-up phase.

In addition, we are expanding our supply portfolio, entering into additional relationships with our traditional suppliers and establishing relationships with new suppliers in order to ensure our future growth in Europe. In 2006, gas supply contracts with Gazprom were renewed until 2030. At the end of 2007, we also renewed our Algerian LNG supply contracts until 2019.

We have also entered into a swap arrangement with the Italian utility ENEL, under which we receive 3.5 billion cubic meters of Nigerian LNG per year at our terminal in Montoir-de Bretagne, and deliver to ENEL at various points along the European infrastructure network (principally at the Austrian-Slovakian border and the Italian LNG terminal at Panigaglia), an equivalent volume of gas from our own supply portfolio. ENEL’s Nigerian gas is not included in the figures for our supply portfolio presented above as we are the importer, but not the purchaser of this gas. The risk of interruption of the Nigerian supply is borne by ENEL, as we have the right to suspend deliveries to ENEL in case of a suspension by the Nigerian supplier.

We also provide gas transit services pursuant to long-term contracts (some of which will expire after 2025), with third-party operators providing for:

•	redelivery at the Spanish border (Col of Larrau), for the needs of Gas Natural, of a volume of Norwegian gas in an amount up to 2.4 billion cubic meters per year, delivered to us by Statoil, Norsk Hydro, Shell, Total and Conoco in the north of France (at Taisnières); and

•	redelivery at the Swiss border (Oltingue) to ENI, of a volume of Norwegian gas in an amount up to 6.5 billion cubic meters per year, delivered to us by ENI in the north of France (at Dunkerque and/or Taisnières).

Supply of LNG

We have recognized expertise in the entire LNG value chain, from production to imports and marketing, the operation of regasification terminals and maritime shipping. This expertise puts us in a position to take advantage of the substantial development of the worldwide LNG market, which is growing rapidly and accounting for an increasing share of the global natural gas market. Its growth (greater than that of gas delivered by gas pipeline) is taking place on a worldwide scale. LNG brings additional flexibility to the management of the supply portfolio because of the possibility of changing the destination of the LNG tankers while they are at sea. We intend to take part in the growth in the worldwide LNG market and increase our LNG capacity in order to secure our own supplies and to be able to operate at a significant level on the international markets.

In 2007, we entered into agreements with the US group Cheniere Energy Inc. The agreements provide us with long-term access to the American LNG market. Under these agreements we will be entitled to deliver 12 shipments of LNG per year, over a period of 15 years, at the Sabine Pass LNG receiving terminal in the US, which will be commissioned in the near future. Cheniere Energy Inc. will have the option to deliver 12 cargoes of LNG per year to us at the Isle of Grain LNG terminal, in the UK, where we hold import capacity. These agreements will allow both groups to further develop their transatlantic arbitrage capacities. They will come into force once the Sabine Pass terminal has been commissioned (scheduled for the second quarter of 2008) and once the expansion work on the Isle of Grain terminal has been concluded. In December 2007, we reached an agreement with Sonatrach in Algeria to extend the duration of our LNG supply contracts to 2019. For more information, see “— History of Gaz de France — Recent developments — Gaz de France and Sonatrach extend their liquefied natural gas contracts to 2019.”

In 2006, according to the International Group of Liquefied Natural Gas Importers (known by its French acronym GIIGNL), we were the world’s third largest importer of LNG and the largest European importer. During the fiscal year ended December 31, 2007, about 30% of our long-term supply of natural gas consisted of LNG, primarily from Algeria and Egypt, compared to 29% in 2006 and 24% in 2005.

We buy most of our LNG on a long-term FOB basis. We handle the transmission of the LNG to the destination terminals. The maritime shipping handled directly by the Group in 2007 involved contractual commitments of 119 TWh per year of Algerian LNG and 55 TWh of Egyptian LNG, for which deliveries began in July 2005. These commitments will be supplemented by Norwegian LNG starting in 2008 with a maximum of 7.5 TWh per year. The deliveries are made mainly at the French LNG terminals of Montoir-de-Bretagne and Fos-Tonkin, but also in Europe (principally Spain and Greece), North America and Asia. We will also offload gas at the Fos-Cavaou terminal beginning in 2009 and at the Isle of Grain terminal in the United Kingdom starting in 2008. This supply scheme allows us to optimize the organization of our maritime shipping and to take advantage of short-term commercial opportunities for purchases and sales of cargoes.

We have significant shipping capacity that we use to satisfy our constantly growing requirements:

•	We charter five LNG tankers which are wholly-owned (three ships) or jointly owned (two ships as of December 31, 2007):

1.	Tellier — 40,000 cubic meters (owned by the Group);

2.	Provalys — 154,500 cubic meters (owned by the Group);

3.	Gaz de France energY® — 74,000 cubic meters (owned by the Group);

4.	Edouard LD — 129,300 cubic meters (jointly owned — 50%-50% with Louis Dreyfus Armateur);

5.	Gaselys — 154,500 cubic meters (60% of which is owned by the NYK group and 40% is owned by the Group).

•	We charter seven other LNG tankers owned by third parties (two long-term charters and five short and mid-term charters):

1.	Ramdane Abane — 126,000 cubic meters (Algeria, long-term charter);

2.	LNG Lerici — 65,000 cubic meters (Italy, long-term charter);

3.	Tenaga Satu — 130,000 cubic meters (Malaysia, short-term charter);

4.	Maran Gas Asclepius — 145,800 cubic meters (Greece, short-term charter);

5.	SCF Polar — about 71,700 cubic meters (Liberia, short-term charter);

6.	Maran Gas Coronis — 145,700 cubic meters (Greece, short-term charter);

7.	Iberica Knutsen — 138,100 cubic meters (Norway, short-term charter);

8.	Grace Cosmos — about 147,500 cubic meters (Panama, medium-term charter): under construction, delivery in 2008.

We may charter additional LNG tankers from time to time on a very short-term basis, for one or several months, in order to handle our ongoing requirements and to realize, for example, hedging transactions.

In addition, we own 80% of the shares of Gazocéan (the Japanese company NYK owns the remaining 20%), which supplies crews and manages naval operations for the Tellier, Gaselys, Provalys and Gaz de France energY tankers.

We own 40% of the shares of GazTransport et Technigaz (GTT), a designer of confinement systems for LNG tanker holds, which is developing insulation techniques for the holds of LNG tankers using “membrane” type technology, which is used in 55% of the LNG tankers in operation worldwide in 2006 and 87% of the tankers on order at the end of 2006 (source: GIIGNL).

Optimized management of our supplies

We manage our overall natural gas requirements on the European markets in order to optimize the overall cost of our supply. No supply contract is allocated to a particular customer or group of customers.

We are able to take advantage of flexible terms relating to volumes to be supplied in our long-term contracts as part of our supply management activities. We optimize the management of our supply portfolio, both in terms of volume and price, by taking advantage of the diversity of our portfolio of contracts.

We also manage our supply requirements using short- or medium-term purchases from our long-term suppliers or other dealers, permitting us to tailor our supply structure to our sales while taking advantage of market opportunities. In particular, our short-term market activities allow us to add to our supplies or to sell excess supplies at the best available price. Through our subsidiary, Gaselys, we are active in the spot markets (particularly, for gas, the National Balancing Point (NBP) in the United Kingdom, the Zeebrugge Hub in Belgium, and the Title Transfer

Facility (TTF) in The Netherlands and Gas Exchange Points in France) and engage in arbitrage transactions, with respect to our long-term portfolio, by buying and selling on the short-term markets and by buying and selling energy derivatives.

Our significant presence in the short-term market also facilitates the management of periodic fluctuations of normal supplies.

In addition to optimizations between contracts and resorting to short- and medium-term transactions, we use the reserve storage capacity in our subterranean storage facilities as a supply management tool. Gas stored in the summer months, coupled with the volume flexibility of supply contracts, aids in responding to the additional client demand in the winter months, while at the same time ensuring the continuity of supply to the clients we are required to supply as a part of the legal obligations imposed on all gas suppliers in France: we must be able to supply our firm customers in the event of weather conditions that occur, statistically, not more than twice in a century, i.e., a 2% risk.

Short-term markets: Gaselys

Gaselys, an energy trading company, was created in 2001 by the Group (51%) and Société Générale (49%) in order to take advantage of the combined expertise of the shareholders in the area of energy and derivatives trading and to intervene in the European gas and electricity markets (gas hubs, electricity trading markets). Risks are divided between the two companies pro-rata in proportion to each shareholder’s stake. We have a call option exercisable from March 15 to April 30, 2010 (and Société Générale has a put exercisable from May 1 to June 15, 2010) for the shares held by Société Générale, with an exercise price based on Gaselys’ net income.

Based on its spot market and financial market trading activities, Gaselys offers to Gaz de France, and to its own customers, hedging products that allow them to manage their risks tied to fluctuations in the energy markets and solutions for the optimization of physical assets (managing flexibilities in production capacity, transmission and storage) or contractual assets (flexibilities in purchase or sale contracts for gas or electricity). Gaselys was granted the status of investment services provider by the French credit institutions and investment firms committee (known by the French acronym CECEI) and as a result is subject to supervision by the French Banking Commission.

The main business of Gaselys is to conduct purchases and sales on the short-term markets for gas, oil, coal, and CO2 emissions certifications, and Renewable Energy Certificates.

These transactions are conducted on behalf of Gaselys itself, or on behalf of Gaz de France or third parties, to whom Gaselys offers access to the short-term physical markets and to financial products to hedge price risks.

In 2007, the total volume of arbitrage buying and selling activity was 3,861 TWh (gas, electricity and oil), compared to 2,669 TWh in 2006 and 1,958 TWh in 2005.

Gaselys is developing services to generally complement our upstream business, including the optimization of transactions for our Purchase and Sale of Energy and Exploration — Production segments, as well as services used downstream to facilitate the competitiveness of our marketing and sales pricing structure.

With respect to upstream activities, Gaselys works with the Group’s units in charge of energy purchases in order to obtain supplies or sell excess supplies at the best possible price, to take advantage of arbitrage opportunities among contracts and the market, to reduce exposure to fluctuations in oil prices (on which most gas prices are indexed) and to enhance contractual or physical delivery flexibility.

With respect to downstream activities, Gaselys designs, in conjunction with our marketing teams, innovative pricing and optimization packages by tailoring sales arrangements to customer’s financial requirements, offering options such as fixed prices, indexed prices and purchase contracts with options for additional purchases. Gaselys’ teams also offer the Group’s largest accounts quality access to information and analyses from the trading floor (e.g., advice, news, economic information bulletins).

Gaselys has a presence in the following markets:

Gas:

•	the NBP in the United Kingdom, the Zeebrugge Hub in Belgium, TTF in The Netherlands, BEB and EON in Germany, PEG in France, and Nymex in the United States.

Electricity:

•	the United Kingdom (notably UK Power Exchange), France (notably Powernext), Germany (notably EEX), Belgium (notably Endex and Belpex), The Netherlands (Endex and APS) and Spain.

Oil:

•	all major crude and refined product markets in Europe and the United States (financial transactions only).

Coal:

•	on the references of the Northwest European market (financial transactions only).

CO2:

•	within the European Trading Scheme (ETS), in France (primarily on Powernext Carbon), and everywhere in the countries participating in the ETS.

Renewable Energy Certificates:

•	European markets.

Gaselys is expanding and structuring its support functions to improve risk assessment and control, as well as internal control.

The risk management mechanism is based on strong participation from its shareholders, Gaz de France and Société Générale. Their market risk and credit teams contribute to the work and attend the Gaselys risk committee meeting.

For credit risks, the policy is set by the Gaselys shareholders, who grant significant lines of credit to counterparties on a case by case basis, which controls these risks.

The risk control team in the Gaselys trading room monitors market risks and material risks (risks of the loss of hard assets) daily. The market risk is estimated on the basis of a ten-year disaster scenario risk model (stress test) and a value-at-risk model. All the risks related to the market risk and the counterparty risk are reviewed periodically and approved by the board of directors of Gaselys and the risk assessment divisions of its shareholders.

Gaselys takes interest rate and foreign exchange positions, which remain insignificant in comparison to the raw materials risks. Exposures to rate and currency risks are controlled by a set of dedicated limits.

The liquidity risk is assessed through simulations. It is monitored using a cash need management prototype, regular reporting of the cash position and use of cash lines to the Gaselys management, and an emergency procedure in the event of liquidity needs.

Gaselys also assesses operational risk in compliance with Basel II best practices.

In terms of internal control, employee compliance with the rules and procedures in force for all transactions executed (particularly the principle of separation of tasks, delimitation of responsibilities, reconciliation of information) is verified regularly. In addition, an internal control and compliance manager is responsible, among other tasks, for recommending control missions and for following up on control and audit missions. The Credit Risks department is notably in charge of the organization of the fight against money laundering and carrying out due diligence in business relationships with third parties. Finally, a “new products” committee reviews and approves the operational feasibility of a new activity, and determines operational organization, the risks, tracking and management systems, and contractual or legal mechanisms.

The manager of internal control and compliance has prepared an ethics manual, which presents the rules of acceptable behavior and the essential principles that all Gaselys employees must respect. This manager creates, advises and assists personnel and ensures the respect of these rules.

Supply and production of electricity

To support our combined gas and electricity offerings in Europe, we intend to build an optimized and diversified electricity supply portfolio. As in the case of natural gas, we will combine our own resources with both short- and long-term contractual arrangements: 50-60% of our own resources produced in the Group’s stations in France and abroad and long-term supply contracts with producers will provide up to 20-30% of the resources, while the remainder will be acquired on the market as opportunities arise. For our own resources, we are taking a position in the development of new power production facilities and, in particular, units operating on natural gas. The integrated projects, where we can supply the gas consumed for power production and market the electricity produced, will be a priority. We are committed to sustainable development and aim to reduce greenhouse gas emissions and develop the utilization of renewable energy to fight global warming with a significant portfolio in renewable energy (which at this time is focused on wind energy).

In France, where the dual offering is very recent, we are able to use the electricity produced at our Dunkerque facility (DK6) and, to a certain extent, we will be able to use the supplies produced by the cogeneration pool that we have developed. In addition, like other suppliers of electricity in France, we have access to the wholesale French electricity market, and in 2005 signed an electricity supply agreement with EDF. In 2006, we won a bid tender from RTE for the construction and operation of an advanced plant in Saint-Brieuc (200 MW) and work started in 2007 on a public enquiry which should draw its conclusions in 2009. Construction work on the Cycofos plant on an Arcelor Mittal site in Fos-sur-Mer (total power of 484 MW, including a pure natural gas combined cycle of 425 MW) is being pursued, with start-up scheduled for 2008. We have also developed a combined cycle project in Montoir de Bretagne on a site near the LNG terminal on which construction started in 2008. In the coming years (2008-2010), other projects will be added to our supply portfolio.

In 2006, we launched our strategy for renewable energy development with the formation of Maïa Eolis, a wind energy development, operation and production company, in partnership with the Maïa Sonnier group. This company owns wind farms with 48 MW of total power, and has the objective of increasing this capacity to 300 MW, in France, by 2012.

In 2007, development in wind energy continued with the acquisition of two companies (ERELIA and Eoliennes de la Haute-Lys) with 94 MW of total installed power. At the end of 2007, our wind power generation system was the largest in France. At the beginning of 2008, we solidified our commitment to renewable energy and sustainable development by bringing all of our holdings in wind power together to form a new subsidiary, GDF Futures Energies, with the objective of developing our renewable energy production (hydraulic, aeolien, thermo-electric solar) in France and in Europe.

On February 26, 2008, we concluded the acquisition of Nass & Wind Technologie, an electricity producer that develops wind farms on its own behalf and for third parties in France. Nass & Wind Technologie operates installed capacity of 34 MW and has received the necessary permits for 150 MW in the short-term and owns a project pipeline totaling approximately 1,500 MW.

In the United Kingdom, a market in which we are currently making our most significant electricity sales, supplies are obtained through our trading subsidiary, Gaselys, and from the Shotton production facility (210 MWe), which we acquired in 2003. We also increased our supply with the adoption of a contract with the Drax plant (coal) to diversify our risks. We plan to strengthen our supply of electricity through physical production assets and contractual resources based on acquisition and contractual opportunities with independent producers.

On April 28, 2008, we together with Suez announced the completion of the acquisition of Teesside Power Limited. See “— Recent Developments — SUEZ and Gaz de France jointly acquire U.K. Teesside Power combined-cycle turbine plant (1,875 MW).”

We are taking part in a combined cycle plant built by the American company AES in Cartagena, Spain. At this plant, we supply gas under a tolling contract, pursuant to which we supply gas and receive, in return, the proceeds from the electricity generated by the power plant, covering the entire output of the facility. By taking this type of position, we are able to capture profits generated by arbitrage between gas and electricity in the Spanish market. This plant was commissioned in December 2006.

We may take positions in similar projects in other European markets, either acting alone or in partnerships, if conditions become favorable.

Sale of energy

Segmentation of our gas customers

We are pursuing a commercial strategy that includes broadening our product and service offering and increasing our brand awareness. Our goal is to be the “supplier that customers choose” in the new open market. Traditionally, we classified our French customers into four categories:

•	residential customers (individual households and apartment buildings);

•	service and SME customers (primarily professionals, retailers, small businesses and local communities);

•	industrial customers; and

•	other customers (primarily distributors that were not nationalized in 1946, as well as sales made in the short-term market).

We have adapted our segmentation to the opening of the market and have established a brand policy, a sales approach and a commercial structure based on three new categories corresponding to the three main stages of the opening of the natural gas market. We currently focus on three main categories of customers:

•	individual customers or individual residences with the ability to choose their gas supplier since July 1, 2007;

•	mid-market customers: the former service and SME customers, plus apartment buildings and certain public and private service sector customers, all of which have been eligible to choose their gas supplier since July 1, 2004; and

•	major industrial and commercial customers (which became eligible to choose their gas supplier between August 2000 and July 2003).

The table below shows the break-down, by customer category, of our natural gas sales (excluding trading activity but including our share of energy sales by affiliates consolidated by proportional consolidation) for the years ended December 31, 2005, 2006 and 2007.

	2005	2006	2007
	(In TWh)

Sales by the Purchase and Sale of Energy segment
In France
Residential	139	133	125
Business	189	179	164
Major industrial and commercial customers	115	100	87
Other customers	26	28	26
Total France	469	440	402
In Europe
Major industrial and commercial customers	101	114	116
Other customers	10	10	12
Total Europe	111	124	128
Sales on the short-term markets	65	72	79
Total sales by the Purchase and Sale of Energy segment	645	636	609

There was no individual customer contributing in the aggregate for more than 10% of Gaz de France’s total revenues in 2007, 2006 and 2005.

Product and service offerings and brand strategy

Our strategy is to build customer loyalty with offerings adapted to the needs of our customers sold under recognized brands.

The first component of this strategy is to increase the recognition of Gaz de France as the historic gas supplier in France, identifying the Group with its core business and avoiding confusion with EDF. In November 2002, we adopted a new logo, with a shape designed to remind the public of natural gas. Since then, our marketing campaigns have increased public awareness of Gaz de France. According to a study conducted by ED Consulting in December 2004, 66% of business customers spontaneously named Gaz de France first as their natural gas supplier.

At the same time, we are developing offerings that suit the needs of each customer category, with a specific brand for each product and service offering, and offerings of other energy products (electricity in particular) to accompany sales of gas and service offerings that give customers a complete package.

These brands, whose marketing is still associated with the Gaz de France brand, include Dolce Vita®, which is aimed at residential customers; Provalys®, which is aimed at professionals and group residences, small and medium businesses and certain private and public service customers; Gaz de France energY®, which is aimed at major industrial and corporate customers; and Energies Communes® which is aimed at local authorities.

Major industrial and commercial customers in France and in Europe — Gaz de France energY®

Our major industrial and commercial customers are, for the most part, European customers who have progressively become eligible to choose their gas supplier between August 2000 and July 2003. As of December 31, 2007, we had more than 300 customers in this category (compared with more than 700 customers in 2006 and 700 customers in this category in 2005), spread over more than 1,000 sites in Europe (compared with approximately 4,700 and 4,000 sites elsewhere in Europe in 2006 and 2005, respectively). GDF-ESS in the United Kingdom, since 2007 a part of the International Transmission-Distribution segment, also uses the Gaz de France energY® brand.

Our major industrial and commercial customers include primarily the following categories of customers:

•	power generators; and

•	energy intensive industrial customers, primarily energy services providers, chemical and petrochemical companies, and customers in the building materials and steel sectors.

We mainly market our product and service offerings to major industrial and commercial customers under the Gaz de France energY® brand. We offer these customers “custom packages,” which include the sale of gas and, in some cases, electricity. Our offering includes:

•	a risk management and price engineering package, using the trading and arbitrage expertise of Gaselys (see “— Energy Supply and Services Division — Diversification of natural gas suppliers — Short-term markets: Gaselys”). We offer our major customers fixed prices for a defined time period and dynamic management of energy purchases over the course of the year; and

•	packages combining energy and performance optimization, with the support of our Services segment, through which we offer services such as:

•	the management or optimization of heating installations or power consumption to accompany the sale of gas; and

•	the combined sales of gas and electricity, and in some cases steam, optimizing the operation of decentralized power generation assets that customers own or acquire, including acquisition-related services (including in some cases partnerships) such as construction management, financing and operation of power generation units (cogeneration, tri-generation or combined cycle facilities).

We believe that our product and service offerings to our major industrial and commercial customers have allowed us to limit our market share losses in France and to establish ourselves as a major participant in the most important markets in Europe, with a competitive gas price for our entire portfolio. We have retained a large part of our contracts in an increasingly deregulated market. At year end 2007, we estimated our market share of major industrial and corporate customers throughout France at approximately 55%.

We believe that sales outside of France will be the major growth driver for our portfolio of major industrial and commercial customers. The markets in which we are present are the United Kingdom, Belgium, The Netherlands, Italy, Spain, Germany, Hungary and Luxembourg. The capacity to penetrate each of these markets varies depending on numerous factors, including the regulatory environment, as well as the Group’s practical ability to access the transmission infrastructure needed for delivering gas.

Foreign sales within continental Europe (primarily made to large industrial clients) increased from 44 TWh in 2004, to 70 TWh in 2005, 83 TWh in 2006 and 81 TWh in 2007. Overall, sales to large industrial and commercial clients in France and continental Europe amounted to 168 TWh in 2007.

The table below shows the Group’s sales in these markets for the years ended December 31, 2005, 2006 and 2007:

	2005	2006	2007
	(Volume sold in TWh)

United Kingdom(1)	30.7	31.3	34.3
Belgium + Luxembourg(1)	21.2	25.4	20.7
The Netherlands	20.2	21.0	20.8
Italy	16.9	21.0	21.5
Spain	5.2	6.2	5.1
Germany	6.7	8.7	9.5
Hungary	—	0.3	3.0

(1)	These sales figures include sourcing from subsidiaries attached to the Transmission-Distribution International segment: the United Kingdom, Hungary and Belgium since 2005 and Italy since 2007.

Negotiated sales prices for customers who have exercised the right to select their gas supplier

Customers who have exercised their right to choose their gas suppliers are charged rates that are determined on the basis of competitive conditions in the market.

We offer major industrial and commercial customers prices which are adapted to their needs as part of our Gaz de France energY® product and service offering. This includes a price engineering component that includes fixed prices for defined periods or prices indexed on the basis of various formulas. Many major industrial and commercial customers select their gas suppliers by means of competitive bidding.

Prices charged to professional customers, apartment buildings, certain industrial customers, SMEs and local communities are set as a part of the Provalys® or Energies Communes® offerings described below. See “— Mid-market customers in France — Gaz de France Provalys® and Gaz de France Energies Communes®.”

Individual residential customers in France — Gaz de France Dolce Vita®

Individual residential customers use energy for their personal needs such as heating, cooking, and hot water. As of December 31, 2007, we had approximately 10.5 million customers in this category in France, compared to 10.5 million and 10.4 million customers as of December 31, 2006 and 2005, respectively. Most of these customers use natural gas for heating, with about 70% of individual residential customers served by Gaz de France equipped with individual furnaces.

Over 2007, sales volumes of natural gas to individual residential customers amounted to 125 TWh compared to 133 TWh in 2006 and 139 TWh in 2005. Under normal climatic conditions, sales volumes remained stable compared to the previous year.

The decrease in sales in 2007 is due to a warmer climate than that of 2006.

Individual residential customers are supplied natural gas principally on the basis of administrative rates. See “— Energy Supply and Services Division — Natural Gas Sales Price — Administrative rates.”

Our product and service offering to individual residential customers is marketed under the Dolce Vita® brand, launched in November 2002. Dolce Vita® includes four specific offerings, each of which provides a technical solution for heating and hot water, associated services, advice and assistance in financing and managing systems. We also offer a “Gaz de France Quality Diagnostic” service that tests gas systems for defects that could affect safety.

In 2007, the individual residential customer market was opened up to competition, which led to an estimated loss of 24,000 customers out of a portfolio of 10.5 million. These losses were 90% due to customers in a situation of change (moving house) to the primary benefit of EDF, and 10% were due to direct competition.

Over the same time period, we gained 46,500 electricity customers, notably within the framework of the natural gas and electricity offering. We also gained 77,000 natural gas customers.

Marketing and business strategy for individual residential customers

The sales and marketing strategy is based on two objectives:

•	to be clearly recognized by our clients as a competitive and reliable multi-energy player, capable of providing solutions to their energy needs (electricity and gas), particularly at key moments: connection, commissioning and projects; and

•	to limit EDF’s use of any competitive advantage due to customers confusing EDF with Gaz de France.

The business strategy for individual residential customers in 2007 hinges on three points:

•	to be the leading marketer of multi-energy and natural gas;

•	to be a player in sustainable development; and

•	to increase business performance by reducing our business costs and improving working capital requirements.

Energy offerings for individual residential customers in 2007

The sales and marketing department’s gas and electricity energy offerings were based on three considerations with the aim of attracting customers by meeting their key expectations:

•	respect of our clients’ freedom to choose between regulated rates and other market offerings;

•	our commitment to the environment with the promotion of:

–	electricity production from renewable energy sources up to 21% of electricity consumption, guaranteed by our purchase of Renewable Energy Certificates without any extra cost to the consumer;

–	energy savings due to rate incentives or Gaz de France subsidized loans.

•	commitment to energy price transparency in all market offerings with the offer of a fixed price for 1, 2, or 3 years, as chosen by the customer, for subscription and consumption.

Four energy and services packages were created to personalize the offerings to each customer’s situation:

•	The DolceVita “moving house” package;

•	The DolceVita “renovating” package for renovation projects and conversions to gas;

•	The DolceVita “building” package for construction projects;

•	The “More comfort” package targeting clients who do not necessarily have projects, but who wish to supplement the amenities of DolceVita.

Communication strategy for individual residential customers in 2007

The sales and marketing department’s communication with the individual residential customer market had three objectives:

•	clearly differentiate ourselves from EDF;

•	encourage customers and prospective customers with projects to come first to Gaz de France; and

•	increase customers’ knowledge of our entire product line, including electricity and services.

To reach these goals, the sales and marketing department used the promise of “Dolce Vita®,” a brand well-positioned as a life amenity and with brand awareness increasing by a rate of 60%. A series of television commercials was successful in changing the tone, showing customers in the process of moving house, both impacting and retaining the viewer, while preserving the warmth and goodwill associated with the brand.

Mid-market customers in France — Gaz de France Provalys® and Gaz de France Energies Communes®

Mid-market customers are composed primarily of professionals, retailers, SMEs, certain industrial customers, apartment buildings, public and private service sector customers and local communities. As of December 31, 2007, we served 579,243 customers in this category, compared to approximately 607,600 and 636,000 customers in this category as of December 31, 2006 and 2005, respectively.

Mid-market customers have varied consumption profiles (from 10,000 kWh to 90 GWh) and may use natural gas for hot water (for example hairdressers and doctors), for heating, or for their production process (for example bakeries, SMEs and industrial customers).

Since July 1, 2004, mid-market customers have been able to select their natural gas supplier. They may exercise this option by selecting one of our product or service offerings or those of a competitor, or they may keep their current regulated contracts entered into before July 1, 2004. As of December 31, 2007, approximately 35% of newly eligible customers (in volume) exercised this option, and 71% have chosen our market offerings. As of December 31, 2007, the volume of customers supplied by competing suppliers represents almost 10% of total volume (market offers and historical rates).

Customers who maintain their original contracts continue to pay administrative rates for gas (see “— Energy Supply and Services Division — Natural Gas Sales Price — Administrative rates”), while prices for customers who have chosen a commercial offering from Gaz de France or a competitor are billed on the basis provided in the commercial offering described below.

We have one brand for our commercial offerings for mid-market customers: Provalys®.

Provalys® is a complete package that includes natural gas, electricity (with a “green” format available since 2007) and associated services. Under the Provalys® brand, we offer our business clients solutions tailored to their needs. The principal mid-market customer offerings are:

•	a choice of pricing formulas for gas and electricity, such as a one-year fixed price that provides customers with visibility, or a price that is revised every six months or every quarter to reflect market conditions, with or without minimum subscription periods, and in some cases including financial engineering solutions. In 2007, the PROVALYS 2 ENERGIES format was introduced, allowing professional clients to benefit from reductions due to the joint contractualization for gas and electricity.

•	solutions for the supply of energy and related services for professional customers (Personalized Energy (“Énergie Personnalisée”)) or for small to medium enterprises searching for better control of their costs (Mastered Energy (“Énergie Maîtrisée”));

•	support services for consumption management including, services such as:

–	a historical overview of consumption patterns and prior invoices;

–	invoices that include information relating to the customer’s contract;

–	access to the ExpertGaz hotline for technical advice; and

–	an Internet service called “My online account” that permits customers to review their consumption levels;

•	financing solutions: for the public sector, for apartment buildings (in partnership with Banque Solfea), and for other private mid-market customers. Banque Solfea’s activities primarily concern consumer credit, including helping individual residential customers finance a natural gas heating installation. It has a variety of products available for customers which are renovating their home. It is a banking establishment accredited by the French Committee on Banking Establishments and Investment Companies and is under the regulatory control of the French Banking Commission;

•	optional advice and technical services: diagnostic services (for example “Diagnostic Serenity Pro,” an on-site energy evaluation service), advice on regulatory requirements for installations on the customer’s premises, and advice, environmental audit services, or “made to measure EXPERTGAZ” expertise for very large sites, particularly in the industrial sector. In total, close to 1,000 sites have signed up for diagnostic services with the aim of improving energy performance. These activities, which assist in the management of energy demand, are supplemented by employee training for the company or municipality, and sometimes lead to new maintenance contracts for our companies (COFATHEC).

•	services allowing buildings with collective heating to break down charges based on individual consumption using the new FIDELOCONSO offering, which consists of the collective delivery of gas to the building and the addition of individual energy and hot water metering systems. The FIDELOCONSO offering is particularly adapted for use along with the installation of solar powered hot water heating systems.

•	product offerings adapted to multi-site clients including:

–	summary invoices showing total consumption at all sites, with an option for decentralized payments for customers that want their various sites to be autonomous in terms of the purchase of energy;

–	centralization of multiple invoices with a single payment (for those who want decentralized management but centralized payment) and a summary table; and

–	a “single formula” consolidating invoices for all sites for those who prefer centralized management.

Developments in 2007:

•	the “multi-site” version of the “online account” which enables managers to centralize and track their consumption on the internet;

•	the “multi-site” version of “boiler energy expertise” diagnostics enabling managers to improve objective setting and management of energy demand.

During the course of 2007, the Energies Communes® brand was repositioned to focus on “the alliance for the quality of territorial life.” We are now committed to solving all energy questions faced by municipalities on their territory. This concerns their own needs certainly, but also those of every citizen and commercial entity on their territory.

In order to build customer loyalty, we are developing personalized customer relations programs, including newsletters and targeted mailings. Mid-market customers benefit from a relationship adapted to their requirements: custom designed packages, global solution design, telephone contacts with specialist advisors, marketing through partnerships with installers and information on our new website.

Natural gas for vehicles

The use of natural gas for vehicles (“NGV”) is developing in several countries, particularly in countries where we wish to achieve short-term or mid-term development as a supplier. In France, NGV is already a solution selected by local authorities, with more than 2,500 heavy vehicles using natural gas (including buses, domestic-waste collection vehicles and fleets of vehicles).

In July of 2005, an agreement was signed under the aegis of the Minister of Industry between Gaz de France, Total, Carrefour, PSA and Renault to develop and promote NGV. It provides for the construction of a network of filling stations, the first of which was inaugurated in November 2007.

Natural gas sales price

Our natural gas sales are made using two pricing systems: a system of rates regulated by the public authorities, and a system based on market prices.

Pursuant to French law n° 2005-781 of July 13, 2005, as amended, domestic customers may benefit from regulated rates for a new or existing site on the condition that they have not previously exercised their right to freely choose their gas supplier on such site. This option is open to them until July 1, 2010.

This law also provides that customers on a site at which the right to choose has been previously exercised, either by them or by the previous occupants, cannot benefit from regulated rates.

Administrative rates

There are two types of administrative rates that apply to customers who have not exercised their right to choose their gas supplier:

•	public distribution rates for those customers connected to the distribution network that consume less than 5 GWh per year; and

•	subscription rates for those customers connected to the distribution network that consume more than 5 GWh per year and for customers connected directly to the transmission network.

The overall rate structure is governed by principles in a French law of January 3, 2003 and in Decree No. 90-1029 dated November 20, 1990 regulating the price of gas sold and delivered through the gas transmission or distribution systems. The law and decree provide that administrative rates must cover all related costs.

Public distribution rates are set by the Ministers of the Economy and Energy, based on our proposal and after receipt of an advisory opinion from the CRE. We propose subscription rates, which become effective unless the Ministers of the Economy and Energy object, after receipt of an advisory opinion from the CRE.

Public distribution rates

Regulated public distribution rates applied to approximately 11 million customers in 2007. There are currently six different main categories of public distribution rates, including four for residential use or small central heating systems, and two seasonal rates that apply to medium and large central heating systems, with higher rates in winter and lower rates in summer. The B1 rate (and related rates), applicable to individual heating, cooking and hot water, is the most widely applied rate, with approximately 7 million customers as of December 31, 2007.

Until June 2004, the rates were revised every six months in accordance with the contracts we concluded with the French State. These revisions were the subject of a joint order by the Ministers of the Economy and Energy based on our proposal and, starting in January 2003, following the opinion of the CRE.

Since November 2004, rate changes have not fully reflected changing costs, generating a loss of earnings of €130 million over 2004, €370 million over 2005 and €511 million over 2006. In 2007, the rate was left unchanged over the course of the year although the energy market in general was characterized by a decrease in costs during the first six months of the year and an increase in costs during the last six months of the year. This led to an increase in earnings of €84 million over 2007. These figures amount to an overall loss of €927 million as of December 31, 2007. Following the order dated December 27, 2007, the French State raised rates by 0.173c€/kWh on January 1, 2008 to cover these costs, although the CRE has evaluated the minimum increase necessary at January 1, 2008 to cover costs at 0.256c€/kWh. The negative impact on our operating results is estimated at €90 million for the first quarter of 2008. After having received the opinion of the CRE, the government decided to raise the natural gas rate by 0.264c€/kWh, or 5.5% on average for customers heating with natural gas by a decree dated April 17, 2008.

Public service contract

The 2005-2007 public service contract that we signed with the French State on June 10, 2005 defines the terms and conditions under which rates evolve. Its principal terms are as follows:

•	rates are revised quarterly;

•	rates are revised on the basis of a formula so that, on average, they cover:

▪	natural gas supply costs, which generally allows the Group to pass on to its customers fluctuations in the market price of gas. Rate revisions take into account changes in the market price of petroleum products over a six-month period ending one month before the revision,

▪	other supply costs (including a reasonable margin customary for this business), calculated on the basis of average costs necessary to supply gas to public distribution customers;

•	a commitment to pass on to customers in each year a fixed productivity gain factor equal to 1.4% per year (in real terms, on average) of its costs other than natural gas supply costs;

•	if the French State rejects a rate movement proposal made by us, in accordance with the terms of the contract the terms of compensation must be determined together with the Company so that financial neutrality is established within twelve months;

The public service contract for 2008-2010 is currently under discussions on the same basis. We have not identified any risk relating to the absence of a new public service contract with the French State for this period. The legal framework relating to rates applicable to customers is set forth in Article VII.1 of French law 2003-8, dated January 3, 2003, and decree no 90-1029, dated November 20, 1990.

Public distribution rate changes

In accordance with the public service contract, the June 16, 2005 order of the Ministers of the Economy and Energy sets out terms of rate evolution for the 2005-2007 period, as well as at-level rate remediation and the terms for recovering the earnings shortfall. Under this ministerial order the following rate changes were provided for:

•	0.124 c€/kWh as of July 1, 2005 (change in primary materials plus the remediation of non-material costs);

•	0.09 c€/kWh as of September 1, 2005 (remediation of non-material costs);

•	0.445 c€/kWh as of November 1, 2005, (change in primary materials only).

At the time of the November 1 rate changes, we put in place commercial measures for individual residential customers using gas heating (B1 and related rates) to limit the impact of the increase, for which the total cost was €156 million, of which €61 million was in 2005.

Under the December 29, 2005, order (after the unfavorable opinion of CRE), the French State suppressed the January 1, 2006 rate movement that would have occurred under the June 16, 2005 order.

The Minister of the Economy, Finance and Industry and the Minister of Energy appointed three independent experts (B. Durieux, B. Brochand and J.-M. Chevalier) in order to make proposals on the possible evolution of the terms of the functioning of the rates and putting into place compensatory measures.

On March 21, 2006, these three independent experts submitted their conclusions and proposed:

•	in the short-term, a rate increase of 5.8% as of April 1, 2006;

•	in the future, a new rate method based on the direct consideration by the CRE of the change in gas supply costs and giving rise to an annual revision of the rates each July 1.

Based on these proposals the French government approved on March 21, 2006:

•	an immediate rate increase of 5.8%;

•	a commitment to put in place a new rate method based on the conclusions of the three independent experts;

•	to postpone until July 1, 2007 the next rate revision; and

•	with respect to the remediation of the financial consequences flowing from the deferral of rate adjustments since November 2004, a commitment to open discussions with the company that the three independent experts wish to conduct in the coming months.

Under an April 28, 2006 order, the French State increased rates by 5.8% (or 0.21 c€/kWh) as of May 1, 2006.

This order received an unfavorable opinion from the CRE, which noted in particular that this increase did not reflect all of the changes in our supply costs and that compensation for the accumulated earnings shortfall was not taken into account.

In a December 10, 2007 decision, the State Council overruled the December 29, 2005 order. It endorsed the July 27, 2007 decision of the competition council which stated that, for several years, the regulated sales price rates did not cover our costs.

It also specified guidelines for its control over rate regulation going forward with a proposal that takes into account past, present and future events. The authorized minister on the date that his decision is rendered must:

•	allow recovery of at least the full average cost of operation inasmuch as it can be evaluated on the date of the decision;

•	take into account an estimation of changes in costs in the coming year, given the information the minister has at the time;

•	adjustment of these rates if the minister finds a significant difference between the rates and the costs as a result of an underestimation of rates, at least during the given year, in order to compensate for this difference within a reasonable time period.

In a December 27, 2007 order, the State raised rates by 0.173 c€/kWh as of January 1, 2008.

The CRE calculated a rate of 0.256 c€/kWh as the minimum rate necessary to cover costs as of January 1, 2008, applying our rate formula. Indeed, the audits it carried out in 2005 and 2006 concerning this formula showed that it had correctly reflected supply costs. The CRE found that “the absence of rules for the establishment of rates for Gaz de France is detrimental to the good working order of the French natural gas market.”

Current situation of public distribution rates

The current situation is as follows:

•	the accumulated revenue losses since 2003, or global income loss, resulting from the inability to pass on costs through rates, particularly natural gas supply costs, were €927 million as of December 31, 2007;

•	the rates are at a level which is below the level that we deem necessary to cover all our costs;

•	we are also exposed to the risk that the gas supply costs will not be reflected in case of changes in the market price for oil products, as well as to a shift in the exchange rate of the euro against the U.S. dollar;

•	there is no longer a multi-annual framework set by ministerial order.

We would like to quickly finalize a new public distribution contract, particularly with regard to the rates. We have provided our cost and rate allocation method to the public authorities as well as the CRE.

As concerns the distributors’ rates, the following points should be specified:

•	the level of adjustment, most importantly the implementation of the ruling of the State Council;

•	the treatment of non-equipment costs;

•	the definition of a margin; and

•	the conditions assuring compensation for the global income loss.

Subscription rates

As of December 31, 2007, the subscription rates applied to approximately 1,500 customers, compared to 1,500 and 2,500 customers as of December 31, 2006 and 2005, respectively. These rates change quarterly based on our proposal through the tacit approval of the Ministers of the Economy and Energy, following the opinion of the CRE. The rate paid by a given customer depends on the amount it consumes, its maximum flow rate and the distance between the main transmission network and the delivery point (for customers connected to the transmission system) or between the transmission system and the customer’s distribution network. Rates are revised quarterly, and take into account changes in the euro/U.S. dollar exchange rate and the price of a portfolio of petroleum-based products, as well as an annual adjustment for inflation. The last revision occurred on January 1, 2008, when the rates increased by 0.290 c€/kWh.

Negotiated sales prices for customers who have exercised the right to select their supplier

Customers who have exercised their right to choose their gas suppliers are charged rates that are determined on the basis of competitive conditions in the market.

We offer major industrial and commercial customers prices which are adapted to their needs as part of our Gaz de France energY® product and service offering. This includes a price engineering component that includes fixed prices for defined periods or prices indexed on the basis of various formulas. Many major industrial and commercial customers select their gas suppliers by means of competitive bidding.

Prices charged to mid-market customers are set as part of the Provalys® or Energies Communes® offerings described above at “— Sale of Energy — Segmentation of our gas customers — Mid-market customers in France — Gaz de France Provalys® and Gaz de France Énergies Communes®.”

Temporary supply of gas in southeastern France (gas release)

In southeastern France, competition is more limited than in the rest of the country because of the current configuration of the transmission system, which makes it difficult for third parties to supply natural gas to their customers. After consultation with the European Commission and the CRE, we established a “gas release”, available to other suppliers for resale to their customers. This gas release began over the course of 2005 and represents a total annual volume of 15 TWh, and will be progressively terminated over the course of 2008. The commercial activation of the new Fos-Cavaou LNG terminal should allow third parties to obtain direct supplies of natural gas that they can then sell in this region. This activation is scheduled for 2009. We do not expect the end of this program to have any material impact on the results of operations of the Purchase and Sale of Energy segment.

Electricity in the context of Gaz de France’s commercial product and service offerings

In order to meet our customers’ needs as they develop with the opening of the European energy markets, we have added an electricity component to commercial product and service offerings. See “— Purchase and Sale of Energy segment — Sale of Energy — Product and Service Offerings and Brand Strategy.”

In 2007, total electricity sales to end-customers of the Purchase and Sale of Energy segment, excluding sales made by Gaselys, amounted to 2.1 TWh of electricity in France compared to 2.3 TWh in 2006. This decrease in electricity sales is principally due to the non-renewal of certain large industrial contracts in 2007. Given the introduction of the market adjusted transitory regulated rate (TaRTAM), which allows clients to return to regulated rates for a period of up to two years, we were indeed not interested in renewing these large electricity sales contracts.

Major industrial and commercial customers

Our major industrial and commercial customers are less sensitive to the availability of dual gas and electricity packages, mainly because their buying power allows them to engage in separate negotiations for gas and electricity. Nonetheless, electricity is a significant part of our relationship with our customers, as demonstrated by the British example. It is a significant element of our custom Gaz de France energY® package, combining the sale of energy and services. Through our Services segment, we helped our customers in the design, financing and structuring of cogeneration projects. See “— Energy Supply and Services Division — Services segment — Description of the

Services segment business activities.” We also took advantage of our involvement in these projects by selling natural gas for use in the cogeneration facilities.

Our participation in the electricity sector has also allowed us to develop complex projects in partnership with major customers. For example, we took advantage of our experience in the design of cogeneration projects to structure a project with the steel maker Arcelor. The project involves a high-powered (788 MWel, of which 533 MWel relate to Gaz de France) combined gas cycle plant in Dunkerque, which began operations in 2005. The plant will allow Arcelor to efficiently use the waste gases it produces as fuel in addition to natural gas, and to benefit from a priority access to the electricity produced in this manner. The project allows us to significantly reinforce our business relationship with a major French industrial site, sell large quantities of natural gas (0.6 billion cubic meters per year) and have access to a share of the power plant’s power generation for our own needs.

We intend to structure similar projects, both in France and in Europe, principally to support the expansion of our sales in Europe. We have also signed electricity sales contracts that are not combined with a gas offer to gain experience in the electricity sector and to confirm our attractiveness for future development.

Mid-market customers and individuals

Development in electricity is centered on both mid-market business customers using less than 36 kVa of power (single and multi-site approach) and their individual residential customer counterparts. Our customers taking advantage of our dual gas and electricity offering enjoy the following advantages:

•	simplicity: with a single supplier, the customer has a consolidated invoice for natural gas and electricity;

•	visibility: as the price for the electricity we offer is set for one year, the customer may estimate its electricity budget and plan its spending on the basis of its expected level of use; and

•	competitiveness: the price of the electrical power that we offer is competitive with competitors’ regulated prices.

In 2007, sales and marketing brought in 106,340 new electricity sites/customers: 59,932 in the eligible customers market and 46,408 in the individual residential market. At the end of 2007, the total number of electricity sites/customers reached 263,425.

Other Services

Other Services activities since the 2007 reorganization of the Energy France Division.

Individual boiler maintenance

Activities in this market consist of boiler maintenance services for individual residential customers. This service strengthens our relationship with our customers by focusing on the long-term. In France, this activity is provided by our subsidiary, Savelys, and has been transferred to the Energy France division since the reorganization in 2007. In Italy, SI Servizi provides this service.

The Savelys portfolio consists of:

•	48% individual residential customers;

•	46% collective customers (public or private); and

•	6% collective boiler rooms (public or private).

In the individual residential market, Savelys is the market leader, with a 25% market share, compared to its closest competitor, Proxiserve (Véolia), which has less than 10% of the market share. The rest of the competition consists of small businesses and tradesmen.

Industrial management of power production facilities

We are focused on two complimentary activities:

•	a Construction Management and Assistance service for realization of co-generation facilities. This service is used for the construction of our power production assets (Cycofos, St.-Brieuc, France Ouest); and

•	a design and maintenance service for co-generation and tri-generation facilities.

Natural gas for vehicles

Through its GNVert subsidiary, the Services segment offers construction and operation services for Natural Gas for Vehicles stations.

Services segment

The table below provides revenue and adjusted operating income for the Services segment for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
(in millions of euros)	2007	2006(*)	2005(*)

Revenues (before eliminations)	1,807	1,801	1,568
Revenues with third parties	1,701	1,682	1,498
Adjusted operating income(**)	129	117	105

(*)	Adjusted for the effects of reclassifications of certain activities among business segments as described in “— Overview”.

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

Strategy

The growth strategy of our Services segment is twofold:

•	growth through external acquisitions; and

•	commercial development.

The growth operations of the Services segment are based on administrative rigor and constant research into productivity enhancement.

In 2007, the Services segment transferred its ADF industrial maintenance and continuous process group (which had 1,600 employees and sales of €176 million in 2006) to a company bringing its executives and managers together with funds managed by Edmond de Rothschild Investment Partners. This operation was carried out by a leveraged management buy out. In 2007, the Savelys subsidiary, with its individual boiler maintenance activities, was transferred to the Energy France division.

Principal markets

Services

In this market segment, the Services segment offers the following services:

•	Energy services. These services are provided for collective residences, public buildings and light industry facilities are provided in France, Italy, the United Kingdom, Benelux, Spain and Switzerland.

•	Facility management (FM). Services are generally offered within the framework of third party contracts (where the customer wishes to outsource its customer support activities, from boiler management to cleaning). The Services segment provides these services in France, Italy and Benelux.

•	Construction and operation of NGV stations. This service is offered to municipalities to fuel their buses and garbage collection trucks and to businesses for their fleets of vehicles. This service is offered in France.

•	Public service for heating and cooling networks. This service is proposed to public authorities in France and Italy.

•	Contract work. The Services segment has offerings for every phase of building and facility construction, from design to financing, and from construction of new developments to renovation and refurbishment.

Industry

In this market, the Services segment proposes the following services:

•	Energy services. Services are offered to all types of industries in France, Italy, the United Kingdom, Benelux, Spain and Switzerland.

•	Facility Management (FM). Services are offered to industrial companies wishing to outsource their customer support activities. These services range from boiler management to cleaning. These services are provided in France, Italy and Benelux.

•	Ventilation in controlled atmospheres. Maintenance of ventilation, heating and air conditioning equipment in controlled atmospheres, particularly to companies in the microelectronics, microbiology and micromechanics industries, as well as the nuclear and pharmaceutical industries. Services are offered in France and Italy.

•	Construction and Management of power and vapor producing equipment. This service is proposed to large industrial consumers of natural gas (principally the paper, chemical and steel industries, as well as hospitals). Services are offered in France, Italy, the United Kingdom and Belgium.

•	Industrial maintenance. These services are generally offered to heavy industry such as refinery and mining. Services are offered in the Benelux countries.

Individuals

Activities in this market consist of boiler maintenance services for individual residential customers. This service strengthens our relationship with our customers by focusing on the long-term. In France, this activity, provided by Savelys, has been transferred to the Energy France Division. In Italy, SI Servizi provides this service.

Description of the Services segment business activities

The Services segment complements our basic energy offering, which is part of our efforts to vertically integrate our activities and build customer loyalty. Services are mostly provided by companies from the Cofathec group (for conventional energy services) and the Savelys group (for individual furnace maintenance services), among others. The Services segment’s complementary strategic role is the basis for the scope of its activities, with respect to both services offered and geographic presence.

The Services segment’s mission is to provide its customers with:

•	full management of their energy needs;

•	complete innovative energy solutions that are respectful of the environment and go beyond the simple supply of energy; and

•	methods for controlling and reducing energy consumption with a comparable level of comfort.

In this context, the Services segment offers business operation, maintenance and construction services. It can implement energy solutions in the interests of long-term, sustainable development, in accordance with our commitments in this regard. The segment currently has significant background experience in energy derived from wood, the sun, geothermals, combustible renewables, etc. Similarly, the Services segment has developed expertise in the areas of facility management, heating networks and NGV.

The Services segment allows us to offer a variety of additional energy sales offerings, including the following families of product offerings:

•	Conventional energy services. Conventional energy services include installation, shipping, maintenance, financing and supplying energy for light industry facilities, heating and cooling installations, compressed air and ventilation.

•	Facility management services. Facility management services are provided to meet the needs of customers seeking technical services in the context of the global management of their facilities.

•	Industrial maintenance. The Services segment designs, produces and provides maintenance of installations for ventilation, heating and air-conditioning in a controlled environment (white rooms, large consumers of energy), and for the microelectronic, microbiology and micromechanics industries, the nuclear industries and the pharmaceutical industries.

•	Industrial management of power generation units. Our service offerings are made available in the following two complementary forms:

–	a project owner assistance for the construction of cogeneration facilities. This offer is utilized for the construction of our power production assets (Cycofos, St.-Brieuc Montoir, etc.). This activity was transferred to the Energy France Division on January 1, 2008.

–	design and maintenance of cogeneration and tri-generation installations.

•	Natural gas for vehicles. Through its GNVert subsidiary, the Services segment offers services to construct and operate Natural Gas Vehicle stations.

•	Management of grids for heating and cooling. The Services segment has developed an auxiliary public-service activity with the public authorities for heating and cooling grids. (On November 14, 2006, the European Commission authorized the completion of the merger of Suez into Gaz de France, provided that, amongst other terms, we sell Cofathec Coriance and the heating networks of Cofathec Services. Thus, these entities will be sold.).

•	Maintenance of individual boilers. Until July 2007, the Savelys subsidiary of the Services segment offered boiler maintenance services for individual customers and collective housing. This activity has been transferred to the Energy France Division.

Infrastructures Division

The Infrastructures division includes the transmission, regasification, storage and distribution of natural gas. This division includes three segments:

•	Transmission and Storage — France;

•	Distribution — France; and

•	Transmission and Distribution — International.

Transmission and Storage segment

The following table sets forth revenue and adjusted operating income information for the Transmission and Storage segment for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
(in millions of euros)	2007	2006(*)	2005(*)

Revenues (before eliminations)	2,494	2,355	2,138
Revenues from third parties	488	384	228
Adjusted operating income(**)	1,534	1,357	1,265

(*)	Adjusted for the effects of reclassifications of certain activities among business segments as described in “— Overview”.

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

Strategy of the Transmission and Storage segment

The Transmission and Storage segment aims to reinforce our position as an operator of natural gas infrastructure by actively participating in the growth of natural gas market and the security of supply in France and in Europe. The segment’s strategy is to:

•	continue investments in French infrastructure while respecting our profitability criteria;

•	optimize the terms and conditions of access to infrastructure with the goal of allowing each gas supplier to benefit from the best technical services, while respecting transparency and non-discrimination obligations;

•	maintain quality services for infrastructure users in order to improve the safety and image of natural gas in France;

•	improve the stability of the rate structure applicable to infrastructure use; and

•	continuously seek to increase productivity.

General description of the business activities of the Transmission and Storage segment

Since January 2005, our Transmission and Storage segment has had three principal legally distinct activities in order to meet new regulatory requirements:

•	our subsidiary GRTgaz, a wholly-owned société anonyme, manages the transmission network (gas pipelines and compression stations) in France;

•	our Major Infrastructure Department manages LNG terminals and storage sites; and

•	our Gaz de France Europe Infrastructure office manages transmission and storage subsidiaries outside of France which have been attached to it since the reorganization in 2007.

This structure allows us to separate the management of the transmission network, while continuing to benefit from certain synergies, such as engineering, professional services and information technology. It also allows us to foster professionalism in the different activities of the segment and share the experience of the various units, while maintaining a strong local presence throughout France.

Transmission Activity of GRTgaz

Management of the GRTgaz transmission network

In accordance with the European regulatory framework, the French Law of August 9, 2004 provides for the legal separation of the management elements of the gas transmission network. It therefore extends the obligations of the Law of January 3, 2003, which required separation of the accounting relating to the transmission, distribution, storage, operation of LNG facilities, the activities not related to natural gas, and other activities, as well as a strict ban on any cross-subsidy between the various gas activities. In this context, our board of directors decided to set up on January 1, 2005, the subsidiary Gaz de France Réseau Transport as the manager of the transmission network in France. On October 11, 2005, the dedicated subsidiary changed its name to GRTgaz, adopting at the same time a new logo that distinguishes it from the Gaz de France logo. Since that date, GRTgaz has managed the transmission network in France.

The bylaws of GRTgaz and the corporate governance rules applicable to this company are intended to guarantee the independence of the management bodies of GRTgaz from the management bodies of Gaz de France.

Transmission network

GRTgaz has the longest high-pressure natural gas transmission network in Europe. As of December 31, 2007, the French network was composed of 31,717 kilometers of gas pipelines (compared to 31,610 kilometers and 31, 589 kilometers as of December 31, 2006 and 2005, respectively), including 6,786 kilometers of the main high-pressure network, and more than 24,931 kilometers of regional networks, giving us coverage in a large portion of France. During the year ending December 31, 2007, we transported 58.4 billion cubic meters of gas, or 667 TWh, on our French network (compared to 60.2 billion cubic meters, or 687 TWh during the year ended December 31, 2006 and 62.3 billion cubic meters of gas, or 711 TWh during the year ended December 31, 2005).

The main network transports natural gas from the network’s access points (such as LNG terminals and connection points with international gas pipeline networks) to the regional network. The regional network transports natural gas to about 4,300 delivery stations connected to industrial customers and to local distribution networks. The average age of the pipelines is 26 years. In determining the regulated asset base used for calculation of rates (as described below) the average economic life of the pipelines was determined to be 50 years.

GRTgaz also operates 26 compression stations for pumping gas through transmission pipelines and for maintaining the pressure required for optimum transmission conditions. On January 1, 2008, these stations were composed of 85 gas compressors, with a total power of 481 MW. GRTgaz also uses compression facilities located at six storage sites which are operated by the Major Infrastructure Department.

GRTgaz’s transmission network has eight connection points with international gas pipeline networks, LNG tanker terminals and with Total Infrastructures Gaz France (TIGF), which operates in southwest France. The connection points link us with other European markets for which the exchange of gas is growing, including the markets in Northern Europe, Germany and Austria, Spain and Italy.

The principal aspects of French transmission infrastructure are presented in the following graphic.

Natural gas: transmission system, underground storage facilities and LNG terminals in France

January 2008

Map GATS EN

Dunkerque
Taisnières
Gournay-sur-Aronde
Saint-Clair-sur-Epte
Germigny-sous-Coulombs
Saint-Illiers-la-Ville
Beynes
Obergailbach
Cerville
Trois-Fontaines
Cherré
Soings-en-Sologne
Chémery
Céré-la-Ronde
Montoir-de-Bretagne
Alsace-sud
Oltingue
Etrez
Tersanne
Hauterives
Lamothe-Montravel
Lussagnet
Manosque
Fos Tonkin
Fos Cavaou
Cruzy
Gaz de France aquifer storage
TIGF * aquifer storage
Gaz de France salt cavity storage
Gaz de France planned storage
Gaz de France LNG receiving terminal
Gaz de France LNG receiving terminal under construction
Gaz de France landfall
GRTgaz** pipeline
GRTgaz** planned pipeline
TIGF* pipeline
TIGF* planned pipeline
Arrival of natural gas by pipeline
Arrival of natural gas by LNG tanker
* Total Infrastructures Gaz France (TIGF) is a subsidiary of the Total Group
** GRTgaz is a subsidiary of the Gaz de France Group
0 25 50 100 km

Gaz de France

Gaz de france S.A. capital of €983,871,988 - 542 107 651 RCS Paris

This map is the property of Gaz de France. It may not be distributed or reproduced without authorization - Design by GRTgaz Gaz Engineering Center - http://cartographienationale.grtgaz.fr/

The following table sets forth the length of our transmission network and the volumes of gas it has transported over the last five years:

		Year ended December 31,
	2003	2004	2005	2006	2007

Principal network (kilometers)	6,470	6,585	6,757	6,757	6,786
Regional network (kilometers)	24,715	24,780	24,832	24,853	24,931
Total (kilometers)	31,185	31,365	31,589	31,610	31,717
Volumes transported (TWh)	655	695	711	687	667

Access to the GRTgaz transmission network in France

In August 2000, we opened our transmission network to third parties in order to comply with European directive provisions concerning the deregulation of the natural gas market. As required by law, GRTgaz publishes the general terms and conditions for the use of its transmission facilities and installations, which may be changed only after consulting its customers and the CRE. GRTgaz negotiates, on a transparent and non-discriminatory basis, transmission agreements with shippers and suppliers, and connection-delivery agreements with consumers connected to its network.

The principal terms of the transmission agreements include the following:

•	collection and re-delivery obligations;

•	transmission capacities subscribed to by the customer;

•	terms relating to the maintenance of the equilibrium between incoming and outgoing quantities and operational procedures for day-to-day management;

•	terms providing GRTgaz with protection against the risk of payment default (top rating demanded, bank deposit, or a security deposit equivalent to two months of business activity); and

•	provisions relating to indemnification, force majeure and other risk-sharing provisions.

The principal terms of the connection-delivery agreements include the following:

•	the installation and maintenance of the customer’s connection to the transmission network;

•	terms relating to the measurement of the energy supplied;

•	GRTgaz’s delivery obligations (required pressure, gas characteristics, temperature, etc.); and

•	provisions relating to indemnification, force majeure and other risk-sharing provisions.

Although our Supply department is GRTgaz’s leading customer, transmission agreements were signed in 2007 with 36 other customers, for a total of €205 million of revenues in 2007, or 16% of the revenues arising from third parties’ access to the network (compared with 6.3% in 2005, and 1.4% in 2004). Currently, access to the transmission network is granted on the basis of annual (or multi-year), monthly or daily contracts. Depending on the type of contract, allocation is on “a first come first serve” basis, and prorated on the basis of the capacity reservation requests collected during an “open subscription period.”

Since January 1, 2005, shippers may reserve a significant portion of transmission capacity on a long-term basis: up to 80% of the total available fixed transmission capacity. Any transmission capacity that is still available may be purchased on an annual, monthly or daily basis. These options improve GRTgaz’s ability to utilize all of its available capacity while offering security and flexibility to transporters. A portion of the long-term reserved capacities (between 0% and 20% depending on the points in question) is said to be “returnable”, which means that the transporters that have reserves of more than 20% of the available capacities at a given point may transfer back these returnable capacities, for one to four years, to other transporters which request them. When the reserved capacities are not used, regulatory provisions permit their release to allow for reservations by other shippers.

Transmission rates on the GRTgaz transmission network

Since natural gas transmission is an officially regulated activity, GRTgaz’s transmission rates are fixed by the Ministers for the Economy and Energy, based on the CRE’s recommendations, in accordance with the French law of January 3, 2003. This law thus restricts GRTgaz’s freedom to set transmission rates.

Determining routing rates of the GRTgaz transmission network

The method for setting rates provided for under the French law of January 3, 2003 was first applied in 2004. The most recent rate, in force since January 1, 2007 and for a period of two years, was determined using a “cost plus” regulating method so that the total revenues produced by the system would be equal to:

•	the operating costs necessary for the management, good functioning and maintenance of the networks, net of certain incidental revenues;

•	the charges for depreciation of the fixed assets that are part of the network (also called the “regulated asset base”). These charges are determined in accordance with the following principles:

▪	the initial regulated asset base reflected the economic value of the network’s assets resulting from the purchase of the network from the French State (formerly the concession grantor) in 2002; this base is then adjusted to reflect the acquisition of new assets and the retirement of assets at the end of their useful economic life, and is re-evaluated each year on the basis of the French consumer price index, excluding tobacco; and

▪	at the life spans applicable to the various categories of assets included in the regulated asset base, depreciation is determined on a straight-line basis over these periods;

•	the product of a specified rate of return applied to the regulated asset base. The rate of return is determined based on the economic risk relating to the operation of the transmission infrastructure. The rate was 7.75% (real, pre-tax) for assets in service before January 1, 2004, and 9% (real, pre-tax) for assets placed in service after January 1, 2004; a 12% rate (real, pre-tax) is applied for a 5 to 10-year period on a case-by-case basis for assets that significantly contribute to improving the operation of the market (creation of new points of entry, decongestion of the network). Since January 1, 2007, the rate has been 7.25% (real, pre-tax) on the companies for assets in services before January 1, 2004, 8.50% (real, pre-tax) for assets in services after January 1, 2004; a rate of 11.5% (real, pre-tax) is applied for a 5 to 10-year period on a case-by-case basis for assets that significantly contribute to improving the operation of the market (creation of new points of entry, decongestion of the network). In addition, this new mechanism offers remuneration on current assets.

The regulated asset base includes pipelines, compression stations, and pressure regulating/metering stations. In order to determine annual fixed costs, the CRE applies a depreciation period of 50 years for transmission pipelines and 30 years for compression stations and substations.

This arrangement also includes, for the first time, an Income and Expense Equalization Account (Régularisation des Charges et des Produits, CRCP) with the following objectives and characteristics:

•	an adjustment for the difference between forecasted amounts and the actual amounts of specific revenue items defined beforehand;

•	a record of every positive or negative difference in the Income and Expense Equalization Account;

•	the transfer of the Income and Expense Equalization Account balance in the following authorized income; and

•	augmentation of the Income and Expense Equalization Account balance with an interest rate to ensure the neutrality of the mechanism, the CRE retained the base remuneration rate.

Rate setting process for routing on the GRTgaz transmission network

The Ministers for the Economy and Energy approve the transmission network rates upon proposal by the CRE. The CRE proposes rates following technical and financial discussions with GRTgaz and other operators. The final phase of preparing the proposal usually includes interviews with directors of operators and public consultation.

Currently applicable rates were determined based on projected operating expenditures and volumes of gas to be transported during the period during which the rates are applicable. GRTgaz submitted to the CRE our past and projected growth in operating assets and expenditures, together with expected growth in subscriptions, which the CRE analyzed to prepare its proposed transmission rates based on the relevant rates of return.

The regulated asset base used to determine these rates is based on an estimate, made during the process of setting the rate structure, of the average level forecast for the period during which the rates will apply. In order to make this estimate, assets are deemed to be revalued on January 1 and July 1 of each year by applying a projected inflation factor. All of the new investments planned for a given year are deemed to be implemented as of January 1 of the year after commissioning, with a rate of return of 8.5% and depreciation as of that date. Before they are commissioned, these investments are remunerated on the basis of assets in progress at the base rate of 7.25%.

The regulated asset base used to determine new rates since January 1, 2007 was €5,426 million, plus €361 million for assets in progress. This regulated asset base increased to €5,567 million by January 1, 2008.

The rate currently in force, since January 1, 2007, based on an order of December 27, 2006, approving the rates for access to the natural gas transmission network, which modifies French Decree 2005-607 of May 27, 2005, the order and opinion of May 27, 2005 concerning the definition of balance zones and rates applicable to the use of the natural gas transmission network. This order was published following the rate proposed by the CRE to the Minister of the Economy, Finances and Industry and the Deputy Minister for Industry on November 10, 2006.

The current rate is designed to apply until December 31, 2008, the date on which a change in the rate structure is planned (shift from 4 to 2 balance zones).

Rate structure for routing on the GRTgaz transmission network

Transmission rates on the transmission network in France are currently calculated in accordance with a multi-zone entry/exit principle based on a four-zone territorial breakdown for GRTgaz, which is expected to move toward two balance zones in 2009. This model is in the process of being introduced generally in Europe, following the recommendations for the internal gas market made by the “Madrid Forum” (a meeting of European transmission operators, among others). The routing rate on the GRTgaz transmission network primarily includes the following terms:

•	entrance capacity to the principal network, calculated on the basis of the capacity subscribed by the user for entry on the principal network from an adjacent network or LNG terminal;

•	capacity subscribed for connections between zones;

•	output capacity at a network interconnection point, toward the regional network or toward a storage site;

•	capacity subscribed for transmission on the regional network; and

•	capacity subscribed for the use of delivery stations and annual fixed costs for each delivery station used by industrial customers.

GRTgaz code of conduct

Pursuant to Law 2004-803 of August 9, 2004, GRTgaz has developed a code of conduct to be followed in its business of selling access for third parties to the natural gas transmission network:

•	the transparent information needed by customers to access or connect to the transmission network;

•	non-discrimination in the treatment of each category of user of the transmission network; and

•	the confidentiality of Commercially Sensitive Information (CSI) concerning the market to prevent any disclosure to a person outside the operator (except where required by law).

The application of this code is verified by a compliance and effectiveness control program. The results of this program and resulting improvement efforts are the subject of an annual report established by GRTgaz, which is published on its website and sent to the CRE.

In 2006, a number of new measures were taken in this context, including:

•	a private space for customers on the GRTgaz website for hourly measurements at the consumer delivery points;

•	adoption of the Use It or Lose It (UIOLI) rules for daily capacities;

•	the presentation on the Internet site of the GRTgaz strategy for the next 10 years for the expansion of transmission capacities and the corresponding investments, so as to allow users to position themselves in the context of a bid consultation.

The CRE’s 2007 report acknowledged the fact that the GRTgaz code of conduct was distributed, was understood, implemented and that no discrimination practices towards suppliers were found, nor was there any disclosure of commercially sensitive information.

Storage and regasification activities in France

Our goal is to maintain the highest level of excellence in our various activities as a storage and terminal operator and to create value, particularly for our customers.

The Large Infrastructure department is in charge of this goal and has fully integrated commercial requirements, such as rules of confidentiality, transparency and neutrality. It is fully prepared to react to the changing needs of its customers. Quality is also at the heart of this policy, which we believe translates into fully satisfied customers.

The Large Infrastructure department bases the ability to achieve this goal as much on the technical side (availability, reliability, personal safety, asset security, respect for the environment) as on the economic side (optimization of development and adaptation of facilities costs, management of operating costs).

Our goal is to continue to respond to developments in the French market in these two activity sectors.

The Large Infrastructure department decided to bring in an external certification body to certify their performance of services offered to customers at the facilities under their control, and their management of industrial activities with regard to the environment and safety. Their performance and management of industrial activity are the object of annual audits. Their “subterranean natural gas storage” services, “regasification in LNG terminals” services and “odorization of natural gas released to the transmission network” services were certified in January 2006, and re-certified in 2007 after audits. The management of their industrial activity regarding the environment was certified ISO 14001 for the entire group of industrial sites (12 subterranean storage sites and two LNG terminals).

LNG terminals

LNG terminals are port installations used to receive and regasify LNG from liquid to gas.

We are the second-leading European operator of LNG terminals according to the GIIGNL. We have also been one of the leading purchasers of LNG since 1964 and we operate our own facilities and market access to them.

Our two LNG terminals, Fos-Tonkin and Montoir-de-Bretagne, enable us to market 15.5 billion cubic meters of gas per year in regasification capacity. This capacity was temporarily increased to 17 billion cubic meters of gas at the end of 2005 in order to facilitate the reception of new Egyptian LNG in anticipation of the coming into service of our third terminal in France (Fos Cavaou).

•	Fos-Tonkin, which was put into service in 1972, is located on the Mediterranean coast and receives LNG mainly from Algeria and Egypt. It has a regasification capacity of 5.5 billion cubic meters per year, which temporarily reached 7 billion cubic meters at the end of 2005, and a quay which can receive ships transporting up to about 75,000 cubic meters of LNG and three storage tanks with a total capacity of 150,000 cubic meters. This terminal has an initial estimated useful life of 40 years. It was renovated in the mid-1990s in order to modernize it.

•	Montoir-de-Bretagne, which was put into service in 1980, is located on the Atlantic coast and receives LNG mainly from Algeria, Nigeria, and Egypt. It has a regasification capacity of 10 billion cubic meters per year, two piers which can receive ships transporting up to about 200,000 cubic meters of LNG and three storage tanks with a total capacity of 360,000 cubic meters. This terminal has an initial estimated useful life of 40 years.

To meet the growth in LNG in France and Europe, we launched, in 2006, a request for proposals (“open season”) to extend terminal capacities at the Montoir-de-Bretagne terminal from 10 billion cubic meters per year to a total capacity of up to 16.5 billion cubic meters per year, subject to subscription requests.

Several options were proposed: extension of the use of the 10 billion cubic meters of capacity per year on the site from 2021 to 2035; an initial increase to 12.5 billion cubic meters of capacity per year from 2011, extending the regasification resources of the terminal; a second increase to 16.5 billion cubic meters of capacity per year in 2014 with the construction of a fourth large-capacity LNG tank and additional expansion of the regasification and emission resources.

Upon receipt of these bids, our board of directors confirmed its interest in increasing capacity and requested that the situation be brought up again as soon as the regulatory authorities had specified the long-term investment remuneration conditions. We have already decided to extend the site’s activities until 2035.

Due to the growth in the LNG market and the execution of a new gas supply agreement for gas from Egypt, the Group constructed a third LNG terminal, Fos-Cavaou, at Fos-sur-Mer on the Mediterranean coast. This new terminal should be put into service during the course of 2009 and will have a regasification capacity of 8.25 billion cubic meters per year, piers that can receive the largest ships existing today and three storage tanks with a total capacity of 110,000 cubic meters each. This terminal is held by a dedicated subsidiary, the Société du Terminal Méthanier de Fos-Cavaou (STMFC), in which we hold 69.7% of the capital and Total holds 30.3% of the capital. We have signed a 20-year contract for regasification capacity. Total has an option for 2.25 billion cubic meters per year. The remaining 10% of the total capacity, or 825 million cubic meters, is reserved for short-term operations and was subscribed to by EDF at a request for proposals in representation of a group of four companies (EDF, Distrigas, ENI and Essent) in June 2007 for a period of three years. Although the terminal’s construction and operating permits have been the subject of ongoing environmental litigation, this has not prevented the start of construction work. For more information, see “— Legal Proceedings.”

Underground Storage

We are one of the leaders in underground storage in Europe in terms of storage capacity. Within France, we operate:

•	12 underground facilities (11 of which are wholly-owned) in France (one of which is composed of two storage holds) including nine storage facilities in aquifers (with 8.7 billion cubic meters of total working gas) and three in saline cavities (with 0.9 billion cubic meters of total useable working gas);

•	56 compressors providing total power of approximately 210 megawatts as required for the withdrawal and injection of natural gas; and

•	facilities for the processing of gas and interconnection with transmission networks.

Adequate storage facilities are crucial to meeting the increase in demand for gas during the winter months. Natural gas is stored in the underground structures during the summer when demand is far lower, and is withdrawn during the winter.

Access to LNG terminals and Gaz de France storage

In August 2000, we granted third-party access to our LNG terminals on a regulated basis, as we did for our transmission network. In 2004, the agreements for the use of LNG terminals evolved into multi-annual agreements and spot agreements. Such third-party access contracts were signed for both 2005 and 2006. Access rates, general conditions and allocation rules are available on the internet. Capacity reservation can be requested for periods of time less, equal to or more than one year. These provisions principally allow customers of the terminals to meet their own obligations with respect to their suppliers. In 2007, we had seven customers at our Fos and Montoir LNG terminals. There were six customers at the Fos Cavaou terminal.

In the spring of 2004, we permitted third-party access to our storage facilities. Since then, third-parties wishing to use our underground storage facilities have been able to subscribe to one of six available storage services. Contractual conditions vary according to the terms of access to storage and the type of services required. Third-party access to the storage facilities is granted on a negotiated basis. We had 22 customers for our different storage offerings in 2007.

We also regularly offer available capacity to the market beyond the capacity necessary to cover the storage rights of suppliers. In 2007, four invitations of this type were successfully carried out by auction. In 2008, this process will be used again. In addition, in conformity with commitments made to the European Commission regarding the merger between Gaz de France and Suez and in accordance with principles of transparency and non-discrimination, we offered storage capacity to the market on June 27, 2007 at the Trois Fontaines site.

Access Rates to LNG terminals and Gaz de France storage

Access rates to LNG terminals

Rates for access to LNG terminals are regulated. They are fixed according to the same general principles as those applicable to access to the transmission network, and more specifically, on the rate of return based on the asset base recognized by the CRE (i.e., the regulated asset base and consideration of annual fixed costs and operating expenses). The rate of return recognized by the CRE is differentiated according to the age of the investments.

Our regulated asset base primarily includes the following groups of assets: offloading systems and auxiliary facilities, regasification facilities, civil engineering projects and buildings, and tanks. These assets are considered globally for both the Fos-Tonkin and Montoir terminals.

In order to determine annual fixed costs, the CRE uses a straight-line basis for depreciation over 20 to 40 years for the various components of the LNG terminals with the most important assets being depreciated over 40 years.

The Fos Tonkin and Montoir-de-Bretagne terminals were put into service in 1972 and 1980, respectively. The rate currently in use was adopted by a ministerial decision dated December 27, 2005. This rate is based on the rate proposal made by the CRE on October 26, 2005.

As a result, the applicable rate of return is 9.25% (real, pre-tax) on assets put in service before January 1, 2004 and 10.5% (real, pre-tax) on assets put in service after January 1, 2004.

The regulated asset base increased to €373 million as of January 1, 2007, and was €363 million as of January 1, 2008.

This rate applies to our two existing terminals, Fos-Tonkin and Montoir-de-Bretagne, and will be reexamined when the future Fos-Cavaou terminal is put into service. It should be noted that the Fos-Cavaou terminal will be the subject of an individualized rate for third-party access to its capacity.

The current rate formula is composed of six elements: number of offloadings, quantity offloaded, use of reception capacities, use of regasification capacities, gas in kind, and finally seasonal change (called a regularity period), which provides an incentive to spread deliveries uniformly across seasons.

In addition, the contract contains a minimum payment obligation from the subscriber equal to 90% of the annual commitments, excluding the gas in kind term, on the basis of the quantities offloaded and the number of offloads subscribed by the terminal.

This formula was established through close collaboration between the CRE, the Major Infrastructures Department and the customers. There are now three standard services offered: a “continuous” service, a “banner” service and a “spot” service. Additionally, each terminal makes available to its users ways to have complementary flexibility, by allowing the possibility to realize mutual exchanges of LNG and to enter into the secondary market for regasification capacity.

Access rates to storage

Our prices are based on principles submitted to the DIDEME and the CRE. Storage access prices are determined on a negotiated basis; a portion of the capacity available is sold at auction. In 2007, four consultations of this type were successfully conducted.

We estimate that the economic value of the asset base for our storage facilities (an indicator used internally to determine storage prices) was €2,516 million as of January 1, 2007 (compared to €2,480 and €2,425 million as of January 1, 2005 and 2004, respectively), taking into account budgeted investments for 2006 and assets fully depreciated in 2006. We have published the access price on the internet site.

The six storage services take into account the characteristics of each of the storage facilities, depending on the type of gas stored, their performance (speed of withdrawal) and their geographical situation. A customer can reserve a certain storage capacity for each storage service, giving it the right to a certain daily withdrawal and injection capacity. Additional optional services may also be subscribed.

For capacities sold outside of auctions, each storage service is allocated a specific reservation unit price. This price is included in the rate, which is set on the basis of the following three principles:

•	the storage capacity reserved, the injection rate and the withdrawal rate;

•	the quantity withdrawn; and

•	the quantity injected.

Monitoring, quality and safety of the GRTgaz transmission network and the LNG terminals and storage of the Large Infrastructure Division

GRTgaz operates the transmission network from its national distribution center in Paris. With this integrated system, we are able simultaneously to monitor the safety of our facilities and gas movements and ensure the supply of our customers.

We are seeking to obtain quality certification for our natural gas transmission and storage activities in the underground storage sites, regasification in the LNG terminals, and odorization of the gas transmitted on the network. In 2006, GRTgaz obtained certification renewal under the ISO 9001 standard for all operations: gas routing and delivery, odorization and transmission of gas in tanks. In 2007, the Group’s certifications were renewed under ISO 9001 standards on the regasification operations in the LNG terminals, the odorization of the gas transmitted on the transmission network, and for the storage of natural gas in the underground tanks.

We have also applied for ISO 14001 environmental certification. At the end of 2006, certification was obtained for all our Seveso II classified sites counted by the Major Infrastructures department, representing 14 industrial sites. In 2006, GRTgaz obtained ISO 14001 certification for our compression activities at 6 stations (Palleau, Vindecy, Evry, Brizambourg, Pitgam and Morelmaison). At the end of 2007, the scope was expanded to four more stations (Voisines, Laneuvelotte, Bréal, Taisnières).

We also launched in 2001 a multi-year inspection and transmission pipeline renovation program. At the end of 2007, 49% of the transmission network had been rehabilitated.

International transmission storage activities

Germany

MEGAL GmbH & Co.KG MEGAL, of which we own 44%, E.On Ruhrgas owns 51% and ÖMV (an Austrian energy company) owns 5%, is a company organized under German law and headquartered in Essen. It owns a pipeline network which, as of December 31, 2007, was 1,077 kilometers long and connected the Czech and Austrian borders with France (data at 100%). This company is consolidated by proportional integration.

We own 100% of Gaz de France Deutchland Transport GDF DT, which has access to about 60% of Megal’s network capacity. It began marketing operations for this capacity on October 1, 2005.

On October 1, 2006, a German regulatory organization created different “market zones” and GDF DT was attributed one of these zones. At the end of 2007, GDF DT provided transmission services for 17 customers.

Belgium

SEGEO is held 25% by the Group and 75% by Fluxys. As of December 31, 2007, SEGEO owned a 160 kilometer pipeline linking The Netherlands and France and transmitting gas principally from the North Sea. We are the main client of this infrastructure, and have subscribed to 80% of its capacity until 2028. In the context of the merger with Suez, we made a commitment to the European Commission to transfer our 25% stake in SEGEO to Fluxys. See “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State.” SEGEO is consolidated by the equity method.

Austria

We own 34% of BOG, of which ÖMV owns 51% and E.On-Ruhrgas owns 15%. BOG owns the right to market, until 2029, the capacities of a 250 kilometer pipeline owned by ÖMV from the Slovak border to the German border with a downstream connection to the MEGAL transmission pipeline. BOG was restructured in 2007 by its three shareholders, becoming a full-fledged transmission company, controlled by ÖMV. BOG also extended its rights beyond 2014. At the time of restructuring, we transferred 10% of BOG to E.On-Ruhrgas. This company is not consolidated.

United Kingdom

We acquired a project for natural gas storage in saline cavities in Stublach, Cheshire, from Ineos Enterprises. We own 100% of GDF Storage UK Ltd, which was created in 2007 to construct and market the storage. Total expected capacity is 400 million cubic meters of usable volume, which will make it one of the largest storage facilities in the United Kingdom. This storage, which will be able to supply up to 12% of the daily British average consumption, strengthens the supply security of the country. The first capacities should be marketed by 2013.

Distribution — France segment

Segment revenues and adjusted operating income

The following table indicates the revenues for the Distribution — France segment for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
(in millions of euros)	2007	2006(*)	2005(*)

Revenues (before eliminations)	3,076	3,289	3,426
Revenues from third parties	517	642	774
Adjusted operating income(**)	1,291	1,412	1,358

(*)	Adjusted for the effects of segment reclassifications of certain activities among business segments as described in “— Overview”.

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

In 1960, our distribution network served nearly 350 municipalities and 5.8 million customers in France. As of December 31, 2007, our French distribution network was the longest in Europe, with 185,839 kilometers serving 9,202 municipalities, accounting for approximately 77% of the French population. We operate our network under long-term concession agreements, with a volume weighted average remaining duration of approximately 17.8 years. The average remaining duration of our concessions is calculated by weighting the remaining duration of each concession by the volume that is transmitted. Therefore, the relative weight of each concession is expressed through its transmitted volume. Almost all of these concession agreements are subject to mandatory renewal upon expiration under French Law No. 46-628, dated April 8, 1946.

From the outset, we established joint divisions with EDF to manage the gas and electricity distribution networks and to handle customer service. These relationships were modified on July 1, 2004, pursuant to European directive 2003/55 governing the deregulation of the energy markets, as follows:

•	the management of the distribution network is now independent of our production and supply operations;

•	the management of the distribution networks was assigned to one of our specific departments: Gaz de France Réseau Distribution (or GRD); and

•	the Group and EDF continue to maintain a joint division (EDF Gaz de France Distribution), which handles, in particular, construction work on our respective distribution networks.

Since French law 2006-1537 of December 7, 2006 required the transfer of the gas distribution business to a dedicated subsidiary, and sets the conditions for conducting this business within our Group. The scope of this legal separation covers all the natural gas distribution activities conducted by Gaz de France Réseau de Distribution and by EDF Gaz de France Distribution. Under the terms of these provisions, our board of directors approved the transfer of our distribution activities to a subsidiary, on July 3, 2007. The agreement transferring our distribution activities to the subsidiary was signed on July 20, 2007. It came into effect on December 31, 2007, the effective start-up date for the subsidiary, which we called GrDF.

This law provides for maintaining the joint service, without operating as a single legal entity, within the two distribution subsidiaries to be formed by us and EDF respectively. This law also provides for the transfer of all the Distributor’s assets, rights and obligations, including employment contracts and concession contracts to the subsidiary to be created.

Thus, on December 31, 2007, our new subsidiary (GrDF) discharged all our distributor obligations and began collecting the distribution receipts. Our distribution subsidiary GrDF is fully consolidated via global integration.

Moreover, the law provides for the reconciliation of independent action by the subsidiary’s officers, as stipulated by directive 2003/55, with the protection of shareholders’ rights. Thus, we continue to have a right of economic control over our subsidiary, in particular through approval of the budget and of the financing and investment policy of the network manager.

Strategy for the Distribution — France segment

Due to major changes in the energy market, the GrDF gas distribution subsidiary, which we refer to as the Distributor, intends to become a leading European distributor of natural gas. To do so the Distributor will continue to grow, maintain high standards of quality, safety, respect the environment and economic performance in the service of local authorities, its customers and all stakeholders.

In 2008, the Distributor will carry out the following four strategic actions, which are the foundations of its business program:

•	Set the identity and legitimacy of the new company: this means establishing the dimension of its status as a new fully functioning, independent business integrated into our Group, while contributing to the continuity of service to the energy public, the municipalities and all customers, and continuing to be the industrial player of convenience.

•	Position itself as the backbone of the sustainable and profitable growth of natural gas to interested parties, together with the Group. This means taking the benefits of natural gas energy and the effectiveness of its solutions to the public, as well as players in the gas industry and the construction industry.

•	Ensure industrial and economic effectiveness of the service to the customer, by being recognized as a leading distribution network manager with high quality services and business practices.

•	Promote the managerial and social dynamic, by creating a sentiment of togetherness and collaboration in the new company, renewing the dialogue between management and labor and attracting new talent.

At the same time, the Distributor will continue its dynamic transformation in its main businesses, based on the following key points:

•	Ensuring network safety.

The Distributor guarantees a high level of safety over the entire distribution network through its operation and maintenance activities and the replacement of the infrastructures. Its industrial safety policy is based on the following:

–	A detailed identification of the industrial risks on a national level, connection and building work by order of priority, supplemented by a regional risk analysis allowing the best possible estimation of local risk;

–	A high-performance computer-assisted preventative maintenance program;

–	A modernized system of geographic information; and

–	The maintenance of a steady level of investment in industrial safety which, over the course of the ten coming years, should enhance the operating quality and safety of the network.

•	Pursuing the profitable growth of the distribution network in France.

In order to promote the growth of demand for natural gas in France and to meet the expectations of customers and local communities, the Distributor intends to continue our active investment strategy on the basis of two requirements:

–	Developing the network under the best economic conditions possible, reducing its unit investment costs; and

–	Implementing the measures to take into account the best conditions for customer gas access needs.

•	Assisting local communities.

The portfolio of 9,202 communities served by natural gas is the base of the Distributor’s activities. With the licensing local authorities, the Distributor is actively pursuing a customer loyalty policy through a quality relationship in the performance of its local public service missions.

•	Maintain quality services for network users.

The Distributor intends to continue to optimize and automate transmission management rules to allow each gas supplier to benefit from the best technical services, while respecting our transparency and non-discrimination obligations.

In order to improve its local operations (customer technical operations, network operations, safety measures), the Distributor has initiated two modernization projects:

–	Deployment of new mobility and geo-location tools; and

–	Changes in network operating methods.

•	Maintain the stability of the rate structure applicable to infrastructure use.

The Distributor maintains a constructive dialogue with the CRE. It is working to promote multi-year rate structures for use of its distribution networks, in order to give all stakeholders satisfactory visibility for this activity.

•	Seek gains in productivity.

The Distributor is making efforts to improve productivity and manage costs, particularly by overhauling its relations with its industrial partners and by the development of a specific program to reduce costs (the Performance project). In addition, it is seeking better use of its facilities by increasing the number of active delivery points in areas already served and, finally, it is continuously upgrading by drawing on the latest technological innovations.

Description of the business activities of the Distribution — France segment

Background

The Distributor operates the main natural gas distribution network in France, and the largest distribution network in Europe. Almost all French communities with at least 10,000 inhabitants are connected to our network. As of December 31, 2007, 45.3 million people were living in municipalities connected to our distribution network (compared to 45.2 million people as of December 31, 2006 and 45.1 million people as of December 31, 2005), or about 77% of the French population. As of the same date, the distribution network was approximately 185,839 kilometers long and had approximately 11.1 million delivery points in 9,202 municipalities in France. During the year ended December 31, 2007, almost 310 TWh of natural gas was transmitted, compared with 325 TWh in 2006 and 337 TWh in 2005. This change reflects the mild climate in 2007 and 2006, compared with 2005, and a particularly warm first half of 2007, partially compensated by a cooler-than-average second half.

The purpose of our distribution activities is to transport the gas sold by senders of gas (suppliers, agents) and marketing gas delivery services to end-consumers. The Distributor’s distribution networks transmit gas from interface points with national or regional high-pressure gas transmission networks to customers located in the municipalities served. Also in 2007, OMEGA (a new routing-delivery information system) was launched to open the natural gas market to individual residential customers.

The Distributor’s distribution network grew at the rate of approximately 3% per year, on average, from 2002 to 2007. During that period, we connected more than 1.2 million new customers and served 1,182 additional municipalities. The coverage zone excludes zones served by networks of distributors which were not nationalized at the time of creation of Gaz de France in 1946, particularly Strasbourg, Bordeaux and Grenoble.

The following table sets forth the development of GrDF’s natural gas distribution network in France over the last five years.

	Year ended December 31,
	2003	2004	2005	2006		2007

Network length (kilometers)	169,244	174,540	180,700	182,982	*	185,839	*
New municipalities connected	300	98	97	134		103
Connected users (in millions)	10.8	10.9	11	11.1		11.1	**
Gross quantity transmitted (TWh) ***	321	335	337	325		310

(*)	Revision of the qualification of certain parts of our pipeline due to a 2007 change in the listing of the distributor’s work, for coherence and homogenization purposes. The impact of this adjustment as it concerns 2006 data (185,000 kilometers of pipeline) meant a reduction of 1,559 kilometers. In addition, the 2006 figures were also reduced by 459 kilometers, the length of the LPG network.

(**)	Number of contractual delivery points on the distribution network.

(***)	Gross transmission including losses at Distribution Transmission Interconnection Points (DTIP).

The Distributor anticipates that in the coming years, new municipalities will be connected at a rate comparable to the last few years. On the other hand, the Distributor intends to maintain network extensions and significantly increase the number of delivery points in municipalities already covered. Between December 31, 2007 and the beginning of the “one million new customers that use natural gas for heating” project in 2003, we had gained 986,300 new natural gas heating customers. This goal was achieved in 2008.

The Distributor also intends to continue investing in improving the quality of service and safety of our distribution network, particularly by accelerating the replacement of remaining gray cast-iron pipelines in compliance with the

French order issued December 1, 2005, which prohibits the operation of gray cast-iron pipelines starting January 1, 2008. This program provided for the absorption of the 2,040 kilometers of gray cast iron remaining as of December 31, 2004 (a low number compared to other European countries) over the next three years: 2005, 2006 and 2007. In 2007, 178 kilometers of gray cast iron pipelines were replaced under this plan. We regularly inspect our distribution network on the basis of pipeline age in order to monitor deterioration and pressure levels, environmental risks and other characteristics of the conduits. We inspect our networks every 12 to 36 months, allowing us to undertake repairs as they become necessary.

Pursuant to our industrial safety policy, investments (other than the cast iron network) were carried out in 2007 that principally included new programs directed toward:

•	the replacement of the networks in bituminous sheet metal, copper and unprotected steel; and

•	the securing or replacement of certain individual and collective connections, certain property lines made of lead, rising pipelines and the associated individual connections.

Concession agreements

We are not the owner of distribution networks in France. Instead, we operate the distribution networks under concession agreements signed with local authorities. See “The Legislative and Regulatory Environment — Distribution in France.”

As of December 31, 2007, we held a portfolio of 6,253 agreements (compared to 6,254 and 6,357 in 2006 and 2005, respectively) covering a total of 9,202 municipalities (compared to 9,099 and 8,965 in 2006 and 2005, respectively). Almost all of these agreements are concession agreements for natural gas negotiated for an initial period that is generally between 25 and 30 years. Under these concession agreements, we assume the financial risk for the duration of the agreements and operate the network at our own risk. The concession grantors charge concession fees that are designed to cover the costs of their obligations.

The 9,202 municipalities served by the Group under our 6,253 concession agreements are divided into two groups:

•	8,909 municipalities to which we have exclusive rights pursuant to a French law dated April 8, 1946. For these municipalities we are legally the only operator to which they may grant a concession to distribute gas to the public. These municipalities include those that granted concessions to us for their public distribution of gas prior to the adoption of the coverage plan, dated April 3, 2000, as well as the municipalities allocated to us under that coverage plan.

•	293 municipalities that awarded concession agreements to us in the 2003-2007 period for a term of 25 or 30 years following the opening of the market to competition initiated by the local municipalities. Under these agreements, local authorities are able to select a concessionaire through public bidding. As of December 31, 2007, these municipalities represent about 0.1% of the customers and of the Distributor’s revenues.

As of December 31, 2007, the volume-weighted average remaining duration for the Group’s concession agreements was 17.8 years. The calculation method was refined in 2007 based on the number of days remaining, and not the number of years as it had previously been based. The 2006 calculation method would have led to a result of 18.2 years for 2007. The following table sets forth the percentage of our natural gas concession agreements in France expiring in the years indicated and the percentage of total volume of deliveries made under concession agreements expiring in the years indicated.

	Percentage of concession	Percentage of gas deliveries under
Period	agreements expiring	expiring concession agreements

2008-2012	3.2%	5%
2013-2017	7.5%	4.4%
2018-2022	15.5%	18.8%
2023-2027	24.4%	37.0%
2028 and beyond	49.4%	34.8%

In the context of competitive bidding, since 2003, we have won concessions to provide natural gas to 383 new municipalities, of which 293 were provided natural gas as of December 31, 2007.

Organization of distribution

We have reorganized our natural gas distribution operations, in the context of the deregulation of the energy sector and the requirements of European directives calling for the separation of network activities and commercial activities. This reorganization was done in two steps: the creation of Gaz de France Réseau Distribution (2004) and the creation of a subsidiary to take charge of natural gas distribution activities (2007).

The creation of Gaz de France Réseau Distribution (GRD) and EGD in 2004

On July 1, 2004, we created a new division of Gaz de France called “Gaz de France Réseau Distribution” (GRD), which is responsible for the management of the gas distribution network. The purpose of GRD was to:

•	define technical policies for the network;

•	define and implement investment and development policies for distribution network assets granted to us under concession agreements;

•	negotiate, co-sign and manage concession agreements and any related amendments;

•	ensure that the delivery of gas and access to the distribution network are provided on a non-discriminatory basis; and

•	ensure our continued relations with all energy regulatory authorities (i.e., the Minister for Energy, the CRE and the authorities granting concessions for public distribution) with respect to our business activities.

At the time of its creation in 2004, GRD was given responsibility for the management of our distribution network in France. In addition, GRD allocated the quantities of gas consumed by our customers among various suppliers, and charged users for the transmission of gas on our distribution network on the basis of rates proposed by the CRE and set by the Minister for Energy. GRD’s management of the distribution network was independent of our production and supply operations, and was subject to governance rules that were designed to prevent discriminatory practices with respect to network access.

On July 1, 2004, the Group and EDF organized a joint division to operate the electricity and gas distribution networks, called EDF Gaz de France Distribution (EGD). EGD was given the following functions with respect to the Group:

•	the realization of construction projects, development activities and maintenance work for the gas distribution network;

•	technical operation of the network and distribution facilities;

•	meter-reading activities for gas customers; and

•	day-to-day relations with local authorities and authorities that grant concessions (ongoing relations regarding the ordinary operation of the networks, scheduling of work, information, etc.).

This organization was modified with the creation of the Distributor subsidiary.

The creation of the gas distributor subsidiary and the creation of joint service in 2007

To conform with legal provisions, our board of directors approved the creation of a natural gas distribution subsidiary, GrDF, on July 3, 2007. The transfer agreement between the Group and the subsidiary was signed on July 20, 2007. It came into effect on December 31, 2007, the subsidiary’s effective start-up date.

GrDF is a company fully owned by the Group and has its own board of directors, chairman, and chief executive officer. The board of directors is made up of 15 directors with five year terms. The board designates the chief executive officer for a three-year term.

To guarantee the autonomy of the new company, GrDF received all our assets, rights and obligations relating to distribution and, in particular, the distribution contracts with the municipalities for natural gas services. GrDF is particularly in charge of development, operation and maintenance of the natural gas network, investment policy, management of distribution contracts and transparent and non-discriminatory access to the network by third parties.

Natural gas marketing activities (sales and invoicing) were transferred to the Purchase and Sale of Energy segment in the context of the opening-up of the gas market on July 1, 2007. Since then, our board of directors and that of EDF have independently managed their respective client portfolios concerning supply activity.

The new organization provides for the maintenance of a joint service between the two subsidiaries of Gaz de France and EDF, GrDF and eRDF. This will ensure all construction work, construction management, operation and maintenance of the network for both subsidiaries, repair and metering operations, and the close relationships with municipalities and departments. The EGD and GRD partners integrated the distribution subsidiary on December 31, 2007.

GrDF is consolidated by full consolidation, and the transfer operation has no impact on our consolidated accounts.

Treatment and allocation of the expenses of the joint service between EDF and Gaz de France, and between eRDF and GrDF

Since its creation, EGD’s activities have been performed in such a way as to ensure separate accounting and the strategic interests of each party. From 2008, the activities of the joint service will be performed in the same manner. Within EGD, there are three different categories of costs:

•	The costs relating to the activities of EGD, which relate directly to one of the companies, regardless of their nature, were directly booked to these companies, so that there was no cash flow between these companies. Additionally, the costs relating to the joint operator’s personnel that were indefinitely tied to uniquely gas activities were directly booked to Gaz de France.

•	Costs relating to activities performed for both the EDF and Gaz de France accounts, without distinguishing between them, regardless of their nature, were split between the parties by applying the contractual settlement rates. These costs were allocated between EDF and Gaz de France at the source, meaning that from the event incurring the expense, the portion of the expense relating to each company is directly booked to the accounts of the company concerned, so that there is no cash flow between the companies. The definition of the variables that go into the calculation (the basis, etc.) of each settlement rate is identical for EDF and Gaz de France. The most frequently used settlement rate is the one relating to the number of delivery points for electricity and gas. The settlement rate in effect in EGD leads to a global partition of approximately 75% for EDF and 25% for Gaz de France in 2007. The costs relating to the personnel of the joint operator that are indefinitely tied to uniquely mixed gas/electricity activities, were directly divided between and booked to EDF and Gaz de France based on the applicable settlement rate.

•	Conversely, certain costs can be initially booked to one of the companies and then be billed to the other company. Some of the operator’s personnel that are connected via the administration (and as a result the accounting) of one of the two companies, can, on occasion, perform tasks for the benefit of the other company. The hours worked for the other company are collected on a daily basis and billed to the other company once a month. In 2007, the Distributor billed €65 million to EDF, and EDF billed €81 million to the Distributor (€78 million by the EDF distributor). Certain services provided to the joint operator are ensured (and accounted for) by one of the companies, which then bills the other company, always on the basis of a contractual settlement rate. These services primarily relate to information technology, telecommunications, and automobile services. In 2007, uniquely for services provided to the joint operator, we billed €24 million to EDF. EDF billed €73 million to the Distributor, of which €44 million was billed directly by EDF for services provided to the joint operator and €29 million was billed by other EDF entities. Finally, for real estate, Gaz de France directly billed the EDF Distributor up to €53 million for services rendered and up to €3 million for services rendered to EGD. EDF billed the Distributor, for services rendered through EGD, up to €6 million. Additionally, EDF directly billed €68 million to the Distributor for real estate.

These principles of accounting and allocation of charges between EDF and the Group regarding the activities of the joint service have remained the same since the creation of the two distributor subsidiaries and are now in application between GrDF and eRDF.

Contractual relations between EDF and Gaz de France and between eRDF and GrDF within the joint operator

In the context of the new distribution organization as described above, we and EDF signed a contract on April 18, 2005, which defines our relationship with respect to EGD, its competencies and the division of the resulting costs of its activity. This agreement has an indefinite term and may be cancelled at any time with 18 months notice during which the parties undertake to renegotiate the agreement. If at the end of this period a new agreement has not been signed, the dispute settlement procedure described below will be applied.

The agreement provided that EGD would lead and implement the business activities related to distribution (regardless of whether the activities exercised by EGD are exclusively for the benefit of EDF or the Group or are activities exercised simultaneously and without discrimination for the benefit of both parties), and would implement the policies and the decisions relating to the goals with which it is entrusted while ensuring performance research. EGD is wholly responsible, along with each manager of the distribution network (EGD and GRD), for the performance of the business activities with which they are entrusted. However, we and EDF are severally and not jointly responsible for their obligations under the agreement.

In this agreement, we and EDF have also set out the terms and conditions for EGD’s management (organization, control and development.). This agreement provides that each company is free to develop its own activities relating to EGD. In the event that a decision by either company has an impact, particularly an economic impact of more than €2 million, on the other company through EGD, a study will be conducted, and any loss will be provided for through financial compensation and/or amending the agreement negotiated between the two companies. The two companies must jointly make decisions regarding the combined activities.

In addition, Article 2 of French Law No. 2004-803 of August 9, 2004, states that “each company assumes liability for its own activities which are provided through the joint operator, which is not a legal entity.”

The agreement may be modified:

•	At the request of EDF and Gaz de France. To this end, an impact study may, if applicable, be performed. In addition we and EDF will meet regularly, or at the request of one of the two companies, in order to proceed with a general review and an evaluation of the application of the provisions of the agreement.

•	Due to a change in the law. The agreement should be modified, while respecting the global equilibrium of the agreement, in order to take into account applicable changes in the legal and regulatory context.

•	Due to changes in economic circumstances. The conditions, particularly the financial conditions, stated in the agreement, were determined as a function of provisions in effect at the time of signing in the areas of accounting, tax and cash flow management, along with economic and legal circumstances at that date.

As a result, if there is a change in the circumstances that led us and EDF to enter into such agreement, i.e.:

•	one of the parties becomes subject to any tax, legal, economic, financial, or other measure or event, or a dispute resulting in consequences, particularly consequences of a financial nature, for that party; or

•	the provisions of the agreement are found to be irregular or illegal, having the effect of increasing the costs generated for this party by the obligations subscribed to under the terms of the agreement, significantly reducing the benefits that said party obtains from the agreement, or making the agreement irregular or illegal;

the party in question shall immediately advise the other party, the parties shall negotiate in good faith to take into consideration these new circumstances.

In addition, the agreement covers the methods for settling differences between the parties. In the event of a dispute concerning the agreement, the parties must meet to implement all means necessary to reach an amicable agreement to resolve their dispute within a maximum period of one month from the date of this meeting. If no agreement has been reached at the end of this period, and where a review of the dispute does not damage the independent management of the distribution network managers, EDF and Gaz de France will submit the elements of the dispute immediately by mutual agreement, under the required confidentiality rules, to the members of a management board who will have been granted the authority for this purpose, in order to find an amicable solution within a period of twenty days.

If the parties cannot reach an amicable agreement, the dispute shall be submitted to external mediation before any action in the competent court. The parties shall name the mediator by mutual agreement, and shall define his mission and the deadlines. The solution proposed by the mediator will not be mandatory or binding.

If the mediator’s solution is rejected by one of the parties, the dispute may be submitted to the competent courts in Paris, which shall have sole authority to settle any dispute concerning the formation, validity, enforcement or interpretation of the agreement.

To adapt this agreement to conform to the French law of December 7, 2006 enforcing the legal separation of electricity and gas network managers and to create a joint service between GrDF and eRDF from this legal separation, we signed an amendment to the aforementioned agreement with EDF on December 20, 2007. This amendment organizes the assumption of the rights and obligations under the agreement by our respective subsidiaries. It adapts the governance agreement of the new organization to allow for the creation of two controlling bodies of a joint service:

•	An executive board made up of directors of both subsidiaries, which is particularly in charge of:

–	managing interactions between the policies of each company;

–	ensuring respect of the agreement and eventual changes to it;

–	appointing regional directors of the joint service and unit directors upon the proposal from the board for mixed activities, or from their respective subsidiaries for single energy activities;

–	deciding on general organizational modifications to the joint service.

•	A committee made up of the director of operations of EDF’s subsidiary and the deputy director general of our subsidiary to treat questions concerning mixed activities which fall beyond the jurisdiction of the executive board such as eventual modifications to the rules governing the partition of charges and products, any legal proceedings involving a third party, and appointment of senior executives to the joint service.

Two policy committees were created in the context of this amendment: an HR committee and an IT-IS committee.

The joint service is also in charge of:

•	ensuring access to gas, as of April 1, 2007, to all clients, third parties (installers, developers, etc.) and to gas marketers; and

•	as of June 1, 2007, ensuring the interaction between the Distributor and the gas marketers regarding daily management and routing contracts.

The help desk is the active interface of this joint service for our suppliers and customers. These help desks are used to inform customers of the opening-up of the market and new procedural rules, to orient them, and to connect with them throughout the different phases of their contract (moving in, activation, information on late payment and liability, moving house). Gas help desk activities are twofold:

•	The routing help desk (electricity and gas) treats requests from and follow-up of suppliers (activation, termination, change of supplier, miscellaneous records, unpaid bills, etc.), account reports, automated-reports, relief indexes, and any abnormalities discovered by IS; and

•	Access to gas (100% gas) deals with gas installation estimations, treatment and follow-up on requests for new installations or modifications to existing installations, follow-up on estimations, planning contract work, follow-up on services, the connection interface and follow-up of complaints.

In 2007, metering activities were responsible for 89 million meters between us and EDF, and 9.3 million technical support measures in customers’ homes, of which 2.4 million were in support of gas systems. Assistance was carried out by the almost 10,200 technicians working for the two companies, spread out over 730 assistance centers. The location of these centers allows for access to 97% of the population in less than 20 minutes.

Access to the gas distribution network

The natural gas distribution network provides transparent and non-discriminatory access to eligible gas purchasers, suppliers and their agents. As is also the case with the transmission network, GrDF publishes the general terms and conditions for the use of its facilities and distribution installations on its internet site, and provides them to the CRE.

Users of the networks must adhere to the general terms and conditions for such access. The shipper, which may be a customer, a supplier or its agent, signs a transmission agreement with GrDF. The transmission agreement includes:

•	the terms and conditions for the connection of delivery points under the transmission agreement;

•	the rate conditions (prices and any supplemental fees);

•	the rules for determining transported quantities; and

•	the terms and conditions for billing.

The delivery agreement may take two forms:

•	either a specific agreement adapted to the customer’s needs (in which case it is called a “direct delivery agreement”); or

•	standard delivery conditions set uniformly for customers without special requirements.

Transmission rates for the gas distribution network

Since January 1, 2006, GrDF has applied the rates, set by the decision of the French Minister of the Economy, Industry and Employment of December 27, 2005. These rates were the subject of a CRE proposal dated October 26, 2005. The rate of return applied to the regulated asset base is 7.25% (real, pre-tax) for all assets, regardless of when the assets were put into service.

The regulated asset base is composed of all the assets related to the distribution activity, including pipelines and connections, pressure-regulation stations, meters, other technical facilities, construction and information technology systems. To determine annual capital charges, the CRE depreciates the assets over four to 45 years, depending on the nature of the assets. Pipelines and connections, which represent 96% of the assets in the regulated asset base, are depreciated over 45 years.

The regulated asset base used to determine the applicable 2006 and 2007 rates for use of the distribution network is €12,455 million as of January 1, 2006, and €12,866 million as of January 1, 2007.

The Distributor has the same rates for its distribution network in all zones in which it operates. They include four main rate options, which depend exclusively on the consumption characteristics of the relevant end customer:

•	three two-part options, each of which includes a subscription and a term which is proportionate to the delivered quantities; and

•	a fourth, three-part option which includes a subscription, a term which is proportionate to the subscribed daily capacity and a term which is proportionate to the delivered quantities.

There is also a “local” rate for large consumers located in the immediate vicinity of the transmission network, which includes a subscription, a term which is proportionate to the daily subscribed capacity and a term which is proportionate to the distance from the transmission network.

The rates published were to apply over the period 2006-2007. On February 28, 2008, the CRE supplied the French government with a rate proposal which is scheduled to come into effect for the second half of 2008. This proposal is in line with the joint approach of incentivizing regulation with a commitment to an annual productivity objective and encouraging the Distributor to provide quality service.

The catalogue of services (services to suppliers or end-customers) not covered by the transmission rate was updated respectively on July 1, 2007 and January 1, 2008, after presentation to the Energy Regulatory Commission and gas suppliers. These updates apply the principles for rate exchanges in services as defined in the service catalogue.

On March 21, 2008, the French ministry responsible for energy made public the new rates recommended by the CRE for third-party access to the natural gas distribution network (the ATRD 3 rates schedule). These rates are scheduled to come into force on July 1, 2008. The principal terms of these proposals are as follows:

•	long-term rates adopted for a 4-year period running from July 1, 2008 to June 30, 2012;

•	after an initial rate increase of 5.6% on July 1, 2008, rates will be reviewed every year on July 1 in line with the rate of inflation (French consumer price index, excluding tobacco) reduced by 1.3%;

•	the methods used to calculate the regulated asset base, which amounted to €13,174 million on January 1, 2008, will remain unchanged;

•	reduction in the rate of return from 7.25% to 6.75% (actual rate, before tax);

•	the structure of rates charged to users of the distribution network will remain unchanged;

•	the creation of a Compte de Régularisation des Charges et Produits (CRCP, or “Income and Expense Equalization Account”) designed to cover the following:

▪	variances in volumes carried (differences between actual and forecast volumes will be fully offset);

▪	variances in capital expenditure (differences between actual and forecast expenditure will be fully offset);

▪	variances in the cost of gas lost on the network (differences between actual and forecast losses will be offset up to a maximum of 90%);

▪	Adoption of penalties and bonuses related to the quality of service;

▪	Adoption of penalties related to capacity overruns.

•	The “Income and Expense Equalization Account” will be reconciled by complementary changes in rates up to a limit of + or −2% on July 1, 2010 and July 1, 2011. All amounts that cannot be reconciled will be carried forward to the following year,

•	At the end of the period running from 2008-2012, 40% of all gains in productivity above and beyond the productivity target included in the rates schedule will be retained by GrDF and the rest will be returned to the client for the subsequent rate period.

This proposal was submitted for approval by the CRE to the French government, which has launched a consultation process with stakeholders. This proposal is scheduled to be effective from July 1, 2008.

The Code of Conduct

The laws relating to the opening-up to competition of the electricity and gas markets led us to separate natural gas routing activities, ensured by the Distributor, from energy supply activities. It is in this context that GRD and then GrDF carries out its public service missions and guarantees non-discriminatory access to the distribution network to third parties (natural gas customers and suppliers).

The code of conduct concretely illustrates the commitment to impartiality of the Distributor. In conformity with the law, it lays out the principles and measures guaranteeing confidentiality (protection of commercially sensitive information), fairness, and complete transparency with respect to the requests of natural gas customers and suppliers.

The code was updated in 2007 and is marked by a readiness to share the practices and procedures regarding non-discrimination and the treatment of complaints with all concerned parties.

The principles developed in the code of conduct guide the daily work activities for all of the Distributor’s employees.

Built around the concept of continuous improvement, the code is updated once a year and given to the President of the CRE. Its application is the subject of internal audits conducted by the Distributor, external audits and “mystery” investigations run by the services of the CRE (initiated in 2007).

In conformance with legal provisions, the Distributor presented its 2007 report to the CRE on November 14, 2007 on the implementation of the code of conduct. This report was presented to our board of directors on December 19, 2007. The CRE published its annual report on compliance with the codes of conduct and the independence of network managers on its internet site on December 19, 2007.

The monitoring table

GrDF provided the services of the CRE with a distribution activity monitoring table. This monitoring includes indicators on the opening-up of the market, the operating condition of the network, the customers, the quality of service, and relations with local municipalities.

In 2006 and 2007, the Distributor worked in collaboration with the services of the CRE on a revision of the monitoring table in the context of the opening-up of the market on July 1, 2007. This new monitoring table includes 41 monthly, quarterly and yearly indicators. It is delivered each month, recounting the Distributor’s operational activity. Above all, the services of the CRE have stressed the opening-up of mass market. Monitoring is quantitative (number of customers per supplier, quantity routed, etc.) and qualitative (response waiting time, follow-up on complaints, etc.).

During the course of 2008, the monitoring table will be augmented with indicators relative to the quality of service given in the context of the forthcoming distribution network third party access rate (ATRD 3). In the long-term, five indicators will become part of a financial incentive. The on-line publication of these indicators is planned for 2008.

Transmission and Distribution — International segment

The following table provides financial information for the Transmission and Distribution — International segment for the years ended December 31, 2007, 2006 and 2005. Some of our shareholdings are minority holdings, since we are associated with gas and electricity partners and with local partners that allow us to have a better local base. The figures below take into account consolidation rules (total or proportional integration) for the subsidiaries in which we have minority shareholdings.

	Year ended December 31,
(in millions of euros)	2007	2006(*)	2005(*)

Revenues (before eliminations)	5,202	5,178	3,669
Revenues from third parties	5,140	5,152	3,652
Adjusted operating income(**)	491	498	379
Share of revenues of equity affiliates	29	20	34

(*)	Adjusted for the effects of reclassifications of certain activities among business segments as described in “— Overview”.

(**)	Adjusted operating income is a Non-GAAP measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which we define as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs. For more information, see “Operating and Financial Review and Prospects of Gaz de France — Results of Operations — Non-GAAP measure adjusted operating income.”

Strategy of the Transmission and Distribution — International segment

Based on the experience we have acquired on the domestic market and the areas where we have a presence, we participate actively in the consolidation trend of companies in the energy sector in Europe. The implementation of this strategy includes two elements:

•	the development of a presence in supply infrastructures and the securitization of the European market by participating in major transmission, storage and LNG infrastructure projects. In a market that is characterized by increasing dependence on imports from non-European countries, we are in this way positioning ourselves to benefit from the growth of the European natural gas market; and

•	the search for growth opportunities in the European distribution and energy marketing sector, drawing on our expertise and experience in the areas of energy marketing and network management and using our existing market positions, including our presence in Austria, Belgium, Hungary, Slovakia, Romania, Italy, Portugal, and Germany.

We own a portfolio of interests in several companies operating pipelines on large natural gas supply routes in Western Europe (2,268 km of transmission network, data at 100%), in company operating distribution systems (96,886 km of distribution networks, data at 100%) and storage systems in countries like Germany, Slovakia and Romania (350 million cubic meters of usable storage capacity); and in marketing companies with 3.7 million customers in the world, to whom we sold 131 TWh of natural gas in 2007. We also have holdings in North America (11,000 km of distribution networks, 210,000 customers, 140 million cubic meters of usable storage capacity — data at 100%), as well as in an LNG terminal in India with regasification capacity of 5 billion cubic meters per year in 2007.

The development of this portfolio continues, considering each of these positions to be a vector for local growth, and by building group synergies that create value; these development opportunities are becoming increasingly necessary as the markets are deregulated.

Each of these companies operates within the legislative framework of the country in which it conducts its activities.

Key Developments in 2006 and 2007

In Hungary our subsidiary Egaz-Degaz successfully completed as of July 1, 2007, the legal and accounting separation of marketing and regulated activities. Egaz-Degaz Foldgazeloszo, a wholly-owned subsidiary of Egaz-Degaz has been assigned its network activities. It operates a network of more than 23,000 km and serves 790,000 customers spread out over 650 municipalities.

In Romania, we increased our investment in the share capital of Amgaz to 65%. Amgaz is the third largest storage operator in Romania with 50 million cubic meters of natural gas storage capacity as of April 2007. In October, we purchased 59% of Depomures, the second largest natural gas storage operator in Romania. With these two acquisitions, we have become the largest private investor in the Romanian storage market.

In Italy, in 2006, we restructured the distribution and marketing subsidiaries with the goal of expanding the bases necessary for our development, in compliance with the reciprocity rules in force in Italy and the regulatory changes related to market deregulation. The creation of a distribution division was conducted in partnership with the Covati family under the holding company Italcogim, while Energie Investimenti was created to head a sales division in partnership with the industrial Camfin group. After this restructuring in 2006, 2007 was essentially dedicated to organization and integration of the different operational groups into two companies dedicated respectively to distribution and marketing.

Energie Investimenti, the marketing subsidiary, was strengthened by the July 2007 addition of the “Sale to large Italian clients” activity, previously held by our Milan branch. In September 2007, we became a majority shareholder in Energie Investimenti increasing our investment from 40% to 60% of the share capital.

The retail marketing activities of GDF ESS (United Kingdom) were attached to the International Transmission-Distribution segment. The transmission subsidiaries (MEGAL, GDF DT, BOG and SEGEO) were assigned to the

Transmission Storage segment of the Infrastructure Division from the International Transmission-Distribution segment in 2007.

Description of business activities by country

Italy

In December 2007, Cofathec Servizi, one of our subsidiaries, entered into an agreement with Edison SpA to acquire combined heat and power (CHP) stations in Italy. The CHP stations are located on industrial sites. With a net installed electrical capacity of 540 MWe, these stations produce 3,300 GWh of electricity and approximately two million tons of steam power every year. The electricity produced is currently sold to the Italian Authority in charge of Electrical Networks. The steam power produced is sold to large industrial clients who primarily use it in their production processes.

Our Energie Investimenti subsidiary is in charge of the marketing operations in Italy. Its development is based on a program of acquisitions and commercial initiatives intended both to retain customers and win new customers. This subsidiary underwent two noteworthy changes in 2007. The first is in line with growth from its first objective as the “Sales to large Italian clients” operations of our Milan branch were integrated into the company in July. The second was the change of majority shareholder with the Group increasing its share capital to 60% and Camfin decreasing its share capital to 40%. This change gives us control of Energie Investimenti. As of December 31, 2007, Energie Investimenti’s marketing operations counted just over 894,000 customers with an annual gas volume sold of 17.2 TWh (8 TWh contributory to the Group as of December 31, 2007).

We are a direct shareholder of 29% of the voting rights in the distribution subsidiaries held by the holding company Italcogim, in which 51% is held by the Covati family via UBS Fiduciaria and 20% by Energie Investimenti. The partnership established with the Covati family includes medium-term purchase and sale options on the entire interest of UBS Fiduciaria. The subsidiaries within this division operate a distribution network of 13,762 km including 465 concessions distributed throughout the Italian peninsula. Like the commercial division, the distribution business is based on a program of organic and external growth in an Italian natural gas market characterized by a concentration of players and opportunities to purchase medium and small-sized distribution companies.

To better respond to the needs of the Italian market, we are studying the development of a floating LNG terminal to be situated in the north Adriatic about 30 km from the coast. Such a solution is well adapted to Italian environmental requirements. Initial capacity at the terminal should be 5 Gm3 per year, and ultimately extensible. The authorization process has been started.

We also responded to bid tenders from the Italian Ministry of Industry on new storage opportunities in 2007.

Germany

In 1998, we acquired a 31.6% interest in GASAG AG, a natural gas distributor in the Berlin Land area under an exclusive concession agreement which has been extended until 2013. The company is also held by Vattenfall Europe a Swedish electricity company (31.6%) and by Thuga, a subsidiary of E.On-Ruhrgas (36.8%). The shareholders’ agreement between the Group and Vattenfall Europe for joint control of GASAG expired at the end of 2007.

GASAG has a 75.1% stake in Erdgas Mark Brandenburg (“EMB”) the natural gas distributor in Brandenburg. On December 31, 2007, GASAG served nearly 760,000 customers in Berlin and Brandenburg, mainly individual customers connected to the 11,358 kilometer long distribution network. The two companies also operate gas sales activities in their historical distribution territory. GASAG’s consolidated sales for 2007 were 22.5 TWh. GASAG also holds and operates storage facilities with a total working gas of 750 million cubic meters.

GASAG is seeking to develop its sales based on strong gas expertise in the context of the opening of the markets and downward pressure on “Third parties access to the network” rates. On October 1, 2007, GASAG launched its first commercial gas offering outside of its historical territory, in Kiel.

Belgium

Since September 28, 2005, together with Centrica we hold, through our joint subsidiary Segebel, a major interest in SPE. At the time of this acquisition, a partnership was created relating to SPE, which combines the current activities of SPE, Luminus, a marketing company created by Centrica and the inter-municipal Flemish distribution entities, and Association Liégeoise du Gaz.

We jointly controlled SPE together with Centrica through the end of November 2007.

SPE, the second largest power producer in Belgium, has 1,635 MW of capacity, primarily in gas combined cycle plants, but also in hydraulic plants, 4% interests in the nuclear plants of Doel and Tihange, and a draw right on the Chooz plant.

A shareholders’ agreement between the SPE shareholders prohibits the transfer of ownership for three years and grants reciprocal preemption rights to minority shareholders for the next seven years.

As part of our proposal to remedy the objections of the European Commission to the merger, Gaz de France and Suez have agreed to dispose of our interest in SPE (See “The Merger — Certain Legal and Regulatory Matters — Regulatory Approval Required for the Merger — European Union competition laws”).

Slovakia

SPP is an integrated company that is active in the purchase, transit, transmission, distribution, sale and storage of natural gas in Slovakia. We acquired, through our 50/50 joint venture vehicle with E.ON-Ruhrgas, Slovak Gas Holding BV (SGH), a 49% equity interest in SPP. The Slovakian State holds the remainder of the equity interest in SPP. Under an agreement tying SGH to the Slovakian State, Gaz de France and E.ON-Ruhrgas have joint control over the SPP’s management (four members of the management board out of a total of seven). In 2007, this company transmitted through its infrastructure nearly 73 billion cubic meters of gas from the Ukrainian border to Austria and the Czech Republic.

As of July 1, 2006, SPP successfully completed the legal and accounting separation of transit and distribution activities by creating two subsidiaries: SPP Prepava, a wholly-owned subsidiary of SPP, renamed Eustream on January 1, 2008, which is responsible for international natural gas transit in Slovakia, and SPP Distribucia, a wholly-owned subsidiary of SPP, which is responsible for natural gas transmission and distribution activities in Slovakia. Commercial activities are performed directly by SPP.

SPP holds and operates Slovakia’s gas transmission and distribution network, which had a total length of 31,537 kilometers as of December 31, 2007. The portion of the SPP network that is part of the east-west transit European gas pipeline and which extends from the Ukrainian border to the Czech and Austrian borders, is 2,268 kilometers long and has a total capacity of about 95 billion cubic meters per year. SPP’s transit system includes four compression stations along this gas pipeline, with total power of more than 1,000 MW.

SPP sold 59 TWh of natural gas to nearly 1.5 million customers during the year ended December 31, 2007 (data at 100%). As of this date, SPP held 100% of Slovakia’s eligible customer market. SPP holds 56% of Nafta, owner and operator of natural gas storage facilities in Slovakia with 1.88 billion cubic meters of capacity. SPP also owns storage facilities in the Czech Republic through its 50% owned subsidiary, SPP Bohemia. SPP holds 35% of the company Pozagas, along with Nafta (35%) and Gaz de France (30%), a company that has storage facilities located near the SPP transmission networks with 645 million cubic meters of working gas and for which Nafta is the operator.

Austria

We hold 20% of the Société d’Investissement en Autriche (SIA), in partnership with EDF (80%), a company which itself holds 25% plus one share of the holding company ESTAG (corresponding to a minority block under Austrian law). The Styria Land holds the rest of ESTAG’s shares and concluded with SIA a shareholders’ agreement which gives to SIA more extensive powers than those of a minority block. In particular, we have a representative on the

Management Board of ESTAG, a representative on the Management Board and a member on the Executive Board at SIA’s subsidiary STGW. The main subsidiaries of ESTAG are:

•	Steweag-Steg, a 65.4% subsidiary (the remaining equity interests are held by Verbund, the primary producer of electricity in Austria) which is the most important distributor and seller of electricity in the Styria Land; and

•	Steierische Gas Wärme (STGW), a wholly-owned subsidiary, which is the main transmitter, distributor and seller of gas and heating in Styria Land.

Our interest in SIA is not consolidated insofar as we believe we do not exercise a significant influence over this company.

Portugal

We have a 12.7% interest in Portgas, together with Elyo (12.7%), and Energias de Portugal (EDP) (72.2%), with whom we have entered into a shareholders’ agreement, which expired in December 2007. Portgas, which is the second largest distributor of Portuguese gas, operates in the Porto, Braga and Viana do Castelo regions in northern Portugal.

The Portuguese law transposing European Directive 2003/55 provides for progressive deregulation of the market between January 1, 2007 and January 1, 2010. Portgas is prepared for this opening having separating its organization network and marketing operations. As of December 31, 2007, Portgas was supplier to more than 180,000 customers through a 2,815 kilometer-long network and sold a volume of 2.5 TWh (data for 100%).

Spain

We hold 12% of Medgaz, a company that builds and operates an undersea gas pipeline, with a capacity of 8 billion cubic meters per year, that will connect Algeria to Spain directly, from Beni Saf (near the Moroccan border) to Almeria (Andalusia). The Medgaz corporate bodies made the final investment decision on this project on December 21, 2006. Construction work started in mid-2007. Commissioning is scheduled for the second half of 2009 and will include at the same time an onshore section in Algeria (2 km), the undersea portion (200 km) and a few hundred meters in Spain. Medgaz will be connected to a 250 km onshore section in Spain, between Almeria and Albacete, to be built, operated and put in service in 2009 by Enagas, the national transmissioner.

Hungary

Egaz-Degaz Zrt (held 99.74% by the Group) is the company resulting from the 2006 merger of Degaz and Egaz, two distributors and sellers of natural gas on the Hungarian gas market. These equity interests are part of the Group’s European development strategy with the goal of serving a significant part of the Hungarian distribution market. These companies, whose majority control we acquired in 1995, have consistently improved productivity and made development progress.

On June 1, 2007, Egaz-Degaz successfully completed the legal and accounting separation of marketing and regulated activities. Egaz-Degaz Foldgazeloszo, a wholly-owned subsidiary of Egaz-Degaz has been assigned its network activities. It operates a network of more than 23,000 km and serves 790,000 customers spread out over 650 municipalities.

Romania

In October 2007, we acquired a 59% stake in Depomures, the second-largest Romanian natural gas storage operator. We acquired the equity interest in Depomures from the Azomures (50%) and Infochem (9%) Groups. The rest of Depomures’ capital is held by Romgaz (40%), the national gas company, and by minority shareholders (1%). Depomures operates the Tirgo Mures natural gas storage facility in Northern Romania. This storage facility, which is located in a depleted natural gas field, can store up to 300 million cubic meters of natural gas.

In order to reinforce our presence in central Europe, on May 31, 2005, we acquired 51% of the share capital of the Romanian company Distrigas Sud. The rest of this company’s capital is held by the Romanian state (37%) and

Fonds de la Propriété (12%). This transaction gives us an important position in a promising market. Romania joined the European Union on January 1, 2007. On June 28, 2005, we signed a contract with the European Bank for Reconstruction and Development (EBRD) and Société Financière Internationale (SFI), based on their 10% ownership in the share capital of a holding company, to which the 51% of Distrigaz Sud was contributed. SFI’s and EBRD’s investments were completed on February 2, 2006. Each has the right to designate an observer that does not have the right to vote on Distrigaz Sud’s board of directors and a put option with respect to its equity interest for 120 days starting from June 1 of every year from 2010 to 2013. We have a right of first refusal for 120 days starting from June 1 of every year starting in 2014.

In 2007, Distrigaz Sud finalized the acquisition of 100% of the share capital of Vitalgaz distribution company, an owner of gas distribution concessions in Distrigaz Sud’s territory. This acquisition reinforces our position on the Romanian market. As of December 31, 2007, Distrigaz Sud provided natural gas to 1,175,000 customers on its 14,740 km long distribution network. Company sales were about 36.1 TWh in 2007.

The legal separation of Distrigaz Sud’s distribution and marketing operations became effective on March 1, 2008.

In April, we increased our holdings in Amgaz to 65% of the share capital. Amgaz is the third largest storage operator in Romania with 50 million cubic meters of current natural gas capacity which should reach 300 million cubic meters by 2012.

With these two acquisitions, we have become the largest private investor in the Romanian storage market. These developments strengthen supply security in Romania.

Poland

We are a minority shareholder (22.2%), along with EDF (77.42%), in the cogenerator EC Wybrzeze ECW in Gdansk. ECW has the capacity to produce 336 MWel of electricity, principally from coal, and supplies the urban heating networks of Gdansk and Gdynia. We have decided to exercise our option to sell our holdings in ECW in early 2008 in accordance with the July 2000 shareholder agreement.

United Kingdom

One of the general tendencies in the European energy industry is the combination of gas and electricity commercial offerings. Gaz de France ESS (“GDF ESS”) is our marketing subsidiary in the United Kingdom and offers this type of service; its customer portfolio is oriented towards the industrial and service markets. In 2007, GDF ESS sold 10.1 TWh of electricity (10.9 TWh in 2006) and 38.6 TWh of gas (36.4 TWh in 2006) to customers in this segment.

Canada

Gaz Métropolitain (12.8% held indirectly by the Group) is the third largest natural gas distributor in Canada and the only gas distributor in the State of Vermont in the United States. As of December 31, 2007, Gaz Métropolitain supplied almost 210,000 customers from distribution networks totaling almost 11,000 kilometers. Gaz Métropolitain is registered on the Toronto Stock Exchange under reference GZM.UN.

Intragaz (in which GDF Québec has a 47% indirect interest) holds the right to manage and operate storage facilities in Quebec with a useful capacity of nearly 140 million cubic meters as of December 31, 2007. The entire storage capacity is contractually used by Gaz Métropolitain.

The government of Quebec has approved the Rabaska LNG terminal project. This LNG terminal project, in partnership with Enbridge and Gaz Métro, which will provide 5 billion cubic meters of capacity, is situated in the municipality of Lévis near Quebec City. It ensures the diversification of natural gas supply in Quebec and Ontario and addresses the environmental objectives of Quebec in the fight against climate change.

Mexico

Our wholly-owned subsidiaries Consorcio Mexigaz, Tamauligas and Natgasmex, hold three licenses for natural gas distribution in Mexico. Under these licenses, we distributed natural gas to more than 241,000 customers in the suburbs of Mexico City, in Puebla and in the Matamoros region (Norte Tamaulipas) during the year ended

December 31, 2007. We sold more than 6 TWh to our direct customers and delivered 16 TWh on behalf of third parties.

We are the sole owner of the 200 kilometer long Bajío gas pipeline in central Mexico. Transnatural, a 50/50 joint venture between the Group and Gas Natural, the Spanish historic gas company, has contractually reserved all the capacity of this gas pipeline for 30 years from 1998 to resell it to industrial customers and to Gas Natural Mexico, a Mexican gas distributor and subsidiary of Gas Natural.

We have a 67.5% interest in the company Energia Mayakan, which owns the 700 kilometer long Mayakan gas pipeline, located in the Yucatán peninsula. CFE, the Mexican historic national electricity company, has contractually reserved 92% of this gas pipeline’s capacity until 2026. This long-term contract has allowed us to obtain $210 million in financing from the Inter-American Development Bank for a construction and expansion program.

South America

In June 2006, we sold to the Brazilian company Petrobras our 51% equity ownership in Gaseba Uruguay, the natural gas distributor in Montevideo. This sale followed the signing of the sales agreement with the Brazilian company in November 2005, and approval of the transfer from the Uruguayan authorities in June 2006.

In June 2006, in Argentina, we sold our wholly-owned subsidiary Gaseba, which is the technical operator for Gas Nea, the license for the distribution of natural gas in five provinces in northeast Argentina. This transaction follows our 2005 sale of our interest (15%) in Gas Nea. After these two transactions in 2006, we no longer hold any interests in South America.

India

Petronet LNG, a company created by the Indian authorities to implement projects for importing LNG into India, developed the first LNG supply chain in the Indian market, with an LNG terminal put into service in January 2004 at Dahej in Gujarat State. We hold 10% of Petronet LNG. 34.8% of Petronet LNG’s shares are listed for trading on the Indian regulated market.

Following the success of the first phase of the Dahej project, Petronet LNG decided to double the capacity of this terminal so that it will increase from 6.2 million tons of LNG per year to 11.5 million tons, with commercial implementation anticipated to occur in the beginning of 2009. The work on this extension is in progress. In addition, Petronet LNG is planning to build a second terminal at Kochi in Kerala State.

Competition

The integration of the Group into the various natural gas market businesses and the development of our regulatory environment expose us to various types of competition. We believe that the keys to success in our industry are quality of service, good customer relations, gas prices and the ability to obtain transmission contracts.

Exploration — Production segment

There is significant competition in the Exploration — Production activity between oil and gas operators to acquire assets and permits for exploring and producing oil and natural gas. We produced 30.6 Mboe of natural gas in 2007 (including equity affiliates), and, according to Wood Mackenzie and the Oil and Gas Industry Association of Germany’s 2006 data, we rank third and fourth among natural gas producing companies in Germany and The Netherlands respectively, and 14th and 16th in Norway and Great Britain. However, in terms of size and nature of activity, we are more similar to those other gas market participants who have developed their Exploration — Production activity.

Purchase and Sale of Energy segment

We are one of the leading natural gas suppliers in Europe, one of the largest natural gas buyers in the world and one of the leading importers of LNG in Europe.

In December 2007, our Purchase and Sale of Energy segment served 10.5 million residential customers, more than 579,000 mid-market customer-sites primarily composed of professionals, retailers, small and medium-sized businesses, apartment buildings, certain private and public service providers and local communities) and more than 700 major industrial and commercial customers spread out over more than 1,000 sites. The data in this paragraph only relates to the Purchase and Sale of Energy segment and so excludes the Transmission and Distribution — International segment.

Since the full deregulation of the markets, which occurred on July 1, 2007, we no longer hold the monopoly on the supply of gas to our individual French residential customers. All our customers now have the ability to choose their gas and other energy suppliers.

To adapt to this change, we have implemented a strategy designed to increase customer loyalty with new brands and offers of value-added products and services. Additionally, we have offered our largest customers financial engineering solutions and energy management services. In addition, we have developed a dual gas-electricity offering, for industrial and business customers that we now offer to our individual residential customers who prefer to use a single supplier for both gas and electricity.

This dual offering strategy demands competitive access to sourcing with regard to the prices expected by the final customer, especially in electricity. In this context, we have combined cycle plants, semi-base load competitive, but we are obliged to supplement supply by having access to market products or contracts structured to ensure our basic offering, our offering during peak demand. For this reason, we entered into a contract with EDF for the years 2005-2008 in France, and are developing new production capacities such as the St.-Brieuc plant which better correspond to the needs of the top our portfolio.

The implementation of the 1998 and 2003 European directives concerning the opening of the European gas market as well as the progressive creation of a new organization of this market through the appearance of hubs and spot gas markets in the United Kingdom and, more recently, in Belgium and The Netherlands, are resulting in a gradual increase in competition in the European natural gas market. This development of competition translates into the possibility for a growing number of consumers to contact the gas supplier of their choice, as well as the creation of third-party access to French transmission and distribution networks and to the LNG infrastructure necessary to implement this free choice of supplier.

We have retained the majority of our contracts with large customers that have been eligible to choose their own supplier in France since August 2000. We estimate that our market share has changed from just fewer than 73% in 1999 to about 55% at the end of 2007.

In other European markets that we target, we compete with traditional operators that hold very large market shares.

Services segment

For traditional energy services to the service and industrial sectors, the competitive positioning of the Services segment is as follows:

•	In France, Cofathec Group is in third place behind Dalkia (n° 1 in the French market) and Suez Energies and Services.

•	In Italy, Cofathec ranks second in the market behind SIRAM (Veolia 100%).

•	In the United Kingdom, the energy services market is quite fragmented. Cofathec in the United Kingdom (€105 million) is not in the “top 10.”

•	In Benelux, Cofathec is a small company. The large European competitors have much larger revenues.

In Europe, Cofathec is third behind Dalkia and Elyo.

For the business carried by the GNVert subsidiary, competition relates to the construction and operation of filling stations. This competition essentially comes from compressor manufacturers.

Recently, new entrants to the market have become active in the Facility Management market, both in construction (Vinci, Bouygues) and electricity (Cegelec, Forclum).

The same players with the same positions are to be found in the industrial market with the exception of entrants from BTP.

In the individual residential market, Savelys is the market leader with more than 25% of the market in front of Proxiserve (Veolia) with less than 10% of the market. The other players are small businesses and tradesmen.

Transmission and Storage — France segment

Transmission network in France: GRTgaz

Gas transmission activities in France do not have much competition due to the strict context of authorization procedure. GRTgaz transmits gas over a large part of the country and has the longest high-pressure natural gas transmission network in Europe.

Storage in France

From an economical and technical viewpoint, proximity to the market is a competitive advantage in the area of gas storage. From this perspective, we currently have a very strong position in the French marketplace. For the future, we believe we have a good development portfolio of geological structures in France. In addition, the burden of new investments must be financed for the duration of a project (the development of a new storage project takes about fifteen to twenty years). On the other hand, storage only represents one solution among others to the natural gas market’s need for modulation (i.e., matching supply to fluctuations in demand). Our storage options compete with several other solutions, such as the implementation of possible supply flexibility or the management of demand (in particular to have recourse to a portfolio of customers whose service may be interrupted, if applicable). In this context, various on-going changes at the European level, such as the development of gas hubs and increases in the capacity of gas pipeline transmission networks, contribute to the development of competition in the modulation market.

LNG terminals in France

Our offer of LNG terminals in France is consecrated to direct competition with other terminals in France by 2011-2012. Four projects were announced in 2006, at the ports of Le Havre (Antifer site), Dunkerque and Bordeaux (two projects on the Verdon site). An additional project was announced in 2007 at Fos-sur-Mer with delivery scheduled for 2015. The realization of this infrastructure will give us 2-2.5 times more regasification capacity in France.

These projects are being directed by or with companies looking to the French or European gas supply markets, by freeing up the regulatory context in force for existing terminals, for example by directly reserving ones own regasification capacity.

To respond to this competition, the potential enlargements of our terminals has the advantage of being better accepted locally and having a competitive development cost, as existing equipment can be used (reservoirs and jettys, for example).

Distribution — France segment

Distribution in France is mostly carried out by GrDF. 22 distributors that were not nationalized under the French law of April 8, 1946 represent 5% of the national market for gas distribution. The Group holds shares in three of the largest local distribution companies: 25% in Gaz de Strasbourg, 24% in Gaz de Bordeaux, and 4.3% in Gaz Électricité de Grenoble.

Under the French law of April 8, 1946, we have exclusive rights in towns that granted concessions for their public natural gas distribution on or before April 11, 2000, and those served by the Distributor under the coverage plan dated April 3, 2000. As a result, it is the only operator that may provide public gas distribution services to these local communities.

When other municipalities need gas supplies, they must seek bids from agreed-upon gas distributors in accordance with paragraph III of Article 2224-31 in the General Code for Local Communities (designated municipalities authorized under the public service designation). As of December 31, 2007, the Distributor had acquired the vast majority of new concession agreements. Several towns conducted public competitive bidding for propane. We did not take part in these public-bidding rounds, since these transactions did not meet our profitability criteria.

Transmission and Distribution — International segment

Since the transmission and distribution of gas constitute a natural monopoly, they are highly regulated sectors in the European Union. On the other hand, the sale of gas and electricity is progressively being opened to competition, under the terms of the two European Commission directives currently in effect concerning gas and electricity.

Since the Group comprises a diversified group of companies active in many countries and in segments all along the gas and electricity chain, our competitors are numerous and varied. In Europe, the main competitors on the open markets are large trading companies. We are well-equipped to confront the different strategies of the competitors in each of the parts of the market they serve in each country.

In Mexico, where the gas market is open to competition, the companies selling liquefied petroleum gas (LPG) are the most active competitors.

Information Systems

Due to the liberalization of French and European gas markets, we have made significant changes to the content and architecture of our information systems. We have updated our billing systems and improved our capacity to market our services to professional customers starting July 2004. At the same time, we launched a similar program for individual residential consumers in order to prepare for the complete opening of the gas market in July 2007. We are also developing, in accordance with current regulations, information systems to allow independent management of our transmission and distribution networks, in particular for the billing and allocation of gas delivered to multiple suppliers via the transmission and distribution networks.

Research and Development

Our research and development is intended to provide us with competitive advantages that create value and clarify our strategy to meet the energy challenges and technological choices of today and the future.

Our activities in this sphere consolidate research and development capabilities in the gas domain, as well as electricity and renewable energies. The increasing role of energy in the economic landscape also leads to the integration of capabilities in economics, finance, futures studies and mathematics.

In 2007, our gross expenditures on research and development amounted to €86 million, of which 76% were dedicated to sustainable development projects. Expenditures are presented in the context of a three-year research contract, which covers the 2005-2007 period.

Main areas of research and development

The research division carries out the bulk of its activities within the framework of a three-year contract (covering 2005-2007) internal to the Group that covers all the activities of the natural gas market and two related areas: the economy and the environment. The plan focuses on four major priorities:

•	A flow of product innovations or services that set us apart in order to sharpen our competitive advantage. This priority concerns positioning our product offering as the most favorable solution for each customer segment, with an eye to the energy chain which shapes them and their resulting usage. Research programs relate notably to perfecting gas/multiservice and gas/electricity offerings, combustion processes, perfection of new services, notably for industrial platforms and natural gas fuel offerings.

•	In 2007, the research and development department worked on the conception of a bioclimatic building and efficient natural gas heating systems and their association with renewable energies, a solution which responds to coming changes in French energy policies announced by the Grenelle Environment Forum.

•	In the LNG domain, after having an LNG offloading system qualified, the research and development department is focusing on perfecting liquefaction units on barges for use at sea. These new facilities should facilitate the exploitation of offshore gas fields, which are often located at long distances from the coasts.

•	Economic performance and the creation of value, for both ourselves and our customers. This priority concerns improving the economic performance of our operations by reducing our construction, operation and maintenance costs and the environmental impact of the facilities. An increase in economic performance also includes better control over the consumption of energy, and continuing optimization of the management of our physical or contractual assets. Our researchers are also working in the areas of measurement, control, and specifications of gas properties. In 2007, the research and development department came to the assistance of industrial entities by offering (principally to the glass, metallurgy and automobile industries) energy diagnostics and feasibility studies on innovative solutions with respect to energy control and demand.

•	Security on each link in the gas chain. This is an area of research to which we permanently dedicate a significant portion of our efforts. The obligation to ensure the security of people and physical property has always been the first condition to the exercise of our business activities; this is why all our research programs integrate the requirements of heightened security. The objective is to develop new technologies or improve existing technologies in both industrial safety and the safety of residential facilities and the quality of interior air. To this end, we are a founding member of the industrial security chair at the Ecole des Mines de Paris. In 2007, the research and development department invented a new technology for the securitization of existing connections: in the event of a leak in the connection, the flow of natural gas is automatically halted. Five patents protect this technology, which is a worldwide first.

•	Anticipating and preparing for the future in the context of sustainable development. Research and Development contributes to our positioning with respect to long-term problems and visions: the establishment of energy scenarios and the preparation of corresponding new approaches, the development of renewable energies (solar, biomass, etc.), controlling energy, building of future hydrogen economy, fuel cells, capture and storage of CO2. Over the past few years, we have actively participated in national and international research programs relating to CO2 capture and storage. In 2007, we signed a significant agreement with Vattenfall relating to testing CO2 injection conditions in an empty gas field in Altmark, Germany. We are also heavily involved in CASTOR (CO2 from CApture to STORage), a European project for CO2 capture on the Esbjert (Denmark) thermal facility. This facility permits the capture of one ton of CO2 per hour from the combustion fumes arising from the facility.

Partnerships

Our research and development division uses an original approach that consists of entering into partnerships where possible with other participants in the gas industry as interpreted in the broadest sense, regardless of whether they are upstream in university centers, or intermediaries that drive consumption (buildings and public works, household appliances, cars, etc.) or industrial users (steel and glass industries, etc.). These partnerships take several forms:

•	With universities, schools or laboratories that are leaders in their domain: This type of partnership aims to strengthen and supplement our internal know-how. Examples include CORIA in Rouen and its expertise in combustion, the chair of CIRAIG in Montreal and its expertise in the development of new approaches for the use of life cycle analyses, the Laboratoire de l’Hygiène de la Ville de Paris and the University of Savoie with respect to indoor air quality. With respect to price models, cost allocation and modeling of the industrial economy or climate, we entered into partnerships with CIRANO of Montreal, the Institut d’Economie Industrielle of the University of Toulouse, the probability and random model laboratory of the University of Paris VI and the probability and statistics team of the University of Orsay (climate risks).

•	With oil and gas company groups (PRCI, EPRG, GERG, CITEPH, etc.): we participated in the Pipeline Research Council International (PRCI) project, which allows for the sharing of common issues faced by gas and oil companies (essentially American companies) and for the research of solutions which capitalize on the experience of more than 50 companies. The European Pipeline Research Group (EPRG) in Europe also permits us to benefit from synergies with respect to research subjects.

•	With institutional partners in the building sectors, such as the Centre Scientifique et Technique du Batiment (CSTB), in order to focus on a systematic approach to the integration of natural gas energy solutions in tomorrow’s buildings, and with World Business Sustainable Development, in order to develop the concept of zero-net-consumption buildings and the identification of key success factors.

•	With industrial partners, in order to co-develop innovative products and services throughout the gas chain.

Our research division actively participates in projects implemented under the six European Union Framework Research and Development Programs (FRDP). In particular, this division coordinates the “EU-DEEP” project, which brings together approximately 40 European market participants to work on the decentralized production of energy. Our research division also actively participates in the European platform for hydrogen as well as the European Commission’s NaturalHy, the goal of which is to evaluate and elaborate on the probable scenarios for future changes and to pursue technological demonstrations on hydrogen gasoline and fuel cells. In addition, the research division chaired the Groupement Européen de Recherche Gazière and led the research and development task force of the International Gas Union.

In France, our research division is heavily involved in programs aimed at decreasing greenhouse gas emissions (the “Energy Building” Foundation), and the development of new energy technologies (particularly hydrogen as a vector, fuel cells) in the context of the National Research Agency or the development of renewable energies, particularly through its involvement with the TENERRDIS industrial cluster in the Rhône-Alpes region, DERBI in the Languedoc Roussillon region and Ville et Mobilité Durable in Ile-de-France.

Technical capabilities

Our Research and Development unit is directed by the Research Division, which includes 590 employees at two centers: one in Saint-Denis (Seine-Saint-Denis, France) and the other in Alfortville (Val-de-Marne, France).

The multidisciplinary nature of the capabilities of our research division brings together the different business activities of the gas chain, our electricity products, expertise relating to security problems, sustainable development, micro-and macro-economics, future outlook, ergonomics, new technologies, as well as issues related to energy usage and services. Research programs are developed by teams that typically bring together numerous capabilities that cut across different fields. This characteristic makes our research division a valuable point of entry into the Group for young engineers.

Our research division uses a quality management system for its activities. It is ISO 9001-certified for industrial measurement activities, accredited by COFRAC, the French standards committee, for its metering and materials testing, and finally, ISO 14001 certified in terms of environmental and industrial safety. In 2007, it obtained ISO 9001 certification for project implementation. It also conducts operational work in synergy with its Research and Development in information system activities centered on innovation, knowledge management, intellectual property and coordination of the Group’s standards.

Environment

Applicable regulations

Our activities are subject to many environmental regulations in France and abroad. In France, the facilities in which we carry out our activities are, in particular, likely to be subject to French Law No. 2003-699 dated July 30, 2003 relating to the prevention of technological and natural risks and repairing damage (to the environment). This law creates technological risk prevention plans around all sites classified as at risk, under which it is possible to prohibit new construction within exposed areas. In addition, it reinforces the obligation to restore a classified facility and covers sub-contracting in plants at risk.

Facilities classified for environmental protection purposes (in France)

Certain of our facilities, specifically compression stations, surface facilities necessary for the use of underground storage facilities, LNG terminals and three storage sites (propane in Saint-Flour and Bastia and butane in Ajaccio) are classified for environmental protection purposes (“ICPE”).

Under the terms of the French Environmental Code, ICPE regulations apply to plants, shops, depots, jobsites and, in general, to facilities that may present dangers or inconveniences to the vicinity, to public health and safety, to agriculture, to the protection of nature and the environment, and to the conservation of sites, monuments and other archeologically important items.

Industrial activities subject to this legislation are enumerated in a list issued in a Council of State decree — the nomenclature — and are subject, depending on the gravity of the danger or problems presented by their operation, either to a declaration system (in which case the facilities concerned must be operated in accordance with standardized operating directives), or to an authorization system (in this case, the authorization to operate takes the form of a prefectural decree issued after consultation with various agencies and a public investigation, which contains mandatory operating directives specific to the facilities that the operator must follow).

The ICPEs are placed under the control of the Prefect and the regional divisions of industry, research and the environment (“DRIRE”), which are responsible for organizing the inspection of the classified facilities. The inspectors of classified facilities are responsible for defining the technical directives imposed on the facilities, subject to authorization by prefectural decree, and ensuring compliance with the applicable regulations by the ICPEs through the analysis of documents and periodic inspections.

In the event of non-compliance with the conditions imposed on the operator of an ICPE, and irrespective of any criminal prosecution, the Prefect may impose administrative penalties, such as the posting of a sum equal to the amount of the work required for compliance, the mandatory implementation of the measures specified by the decree, or suspension of operations, or may also propose the shutdown or elimination of the facilities by decree of the Council of State.

In addition, some ICPEs are subject to the provisions of an Order of May 10, 2000. This order defines a number of additional procedures designed to prevent major risks. “Seveso” facilities must have specific safety management tools at their disposal because of their size or the nature of their activities and because they present risks of a major accident. This notably applies to the LNG terminals we operate. These plants must take necessary measures to prevent major accidents and to limit the consequences of such accidents. More specifically, they must implement an “internal operational plan” specifying the terms and procedures for the intervention of the operator in the facilities in the event of an accident as well as a “specific intervention plan” prepared by the Prefect based on information provided by the operator and intended to be a back up for the internal operational plan when the consequences of the accident are likely to extend outside the facilities. In addition, the start of operations in these plants is subject to the prior posting of financial guarantees, the amount of which is set in the prefectural authorization order, and which are intended to guarantee that the operator will be responsible for the cost of any actions required in case of an accident and the cost of restoring the site after the facility has been shut down.

Former industrial sites

We pay particular attention to former gas plants, which, prior to the development of natural gas, were the centers for the production of manufactured gas and which ceased production in 1971. These former operations are likely to be the source, in the subsoil of the sites on which they were built, of substances which can, under certain conditions, present an environmental risk in terms of their location, their nature, their mobility, whether of natural or accidental causes, or their chemical characteristics.

We also have, since the beginning of the 1990s, committed ourselves, before the Ministry of the Environment, to the voluntary, organized, and coordinated treatment of the sites of our former gas plants, beyond the strict application of our legislative or regulatory obligations. Along those lines, we have conducted an exhaustive inventory of these sites and we have ranked them according to their environmental sensitivity, while at the same time a major research program was put in place both to provide better information about gas by-products and also to identify new methods of treatment. These actions have made it possible to adopt effective and appropriate measures aimed at preventing any risk of damage to people and to the environment at an economically bearable cost and to specify the terms and conditions and the timetable for their application.

Our commitment was reflected in the signing on April 25, 1996, of a memorandum of agreement covering a 10-year period with the Ministry of the Environment relating to the control and monitoring of the rehabilitation of former gas plant sites. In 2001, this protocol was supplemented by developing, with the Ministry, the general objectives of rehabilitation, and those specific to our lands, in order to set a framework for the cleanup of the sites that are changing use, as well as in 2002, setting a procedure for the monitoring of the quality of underground waters. On April 26, 2006, the deadline, the protocol commitments were put in place for all 467 sites. We have honored our protocol commitments and a report was drafted jointly with the Ministry of the Environment. Furthermore, the rehabilitation of former gas plant sites has made it possible to preserve the use or to promote the return to urban development use of 366 hectares of land at the end of 2007. Evaluations and work pursued in the context of the protocol led to the draining and filling of containers in 270 sites and to the elimination of more than 715,000 tons of waste. An audit and monitoring of subsurface groundwater occurred on 268 sites. 93 sites are still being evaluated and monitored. As the protocol has expired, we will continue this clean-up effort pursuant to the laws and regulations in force. As a property owner, we independently ensure the environmental management of properties with former gas plant sites.

The accounting provision created to meet our commitments and the financial risks related to the cleanup of former gas plant sites that we managed, takes into account changes in the regulations and laws and the deadline of the protocol with the French States. As of December 31, 2007, this provision was €37 million, and all sums devoted (since the beginning of this process) to the rehabilitation of former gas plant sites totaled €166 million.

In Germany, EEG pursued its rehabilitation program for sites polluted by its former activities (gas plants and exploration and production sites). This work is carried out in cooperation with the relevant authorities of the Länder of Saxony-Anhalt, Thuringia and Mecklenburg-Western Pomerania and with the BvS (German federal privatizations bureau) for the Land of Brandenburg, which finances the greatest share of such expenses.

Future obligations to dismantle exploration-production facilities are governed by the laws of the various countries in which Gaz de France operates, including: in The Netherlands, the mining law; in Germany, the mining law, as well as the provisions set by the WEG (German association for the oil and gas industry); in the United Kingdom, the 1998 UK Petroleum Act and the regulations of the United Kingdom Government’s Department of Trade and Industry.

Quality of the air, atmosphere and resources

The Group is required, pursuant to the French Environmental Code, and in accordance with specific regulations (on waste, noise, air, protection of water resources, etc.), to establish an air quality policy to reduce atmospheric pollution, to preserve air quality, to protect water resources, and to save or rationalize energy. More specifically, for atmospheric discharges, we are subject to various orders that specifically apply to classified facilities.

Environmental policy

The environment is an essential component of our sustainable development approach. Our environmental policy ensures better control of environmental risks. In addition to the response to regulatory requirements, it is also geared to give us additional prospects for growth through new products and new offers. Thus, it is intended to assist us in identifying new growth vectors.

Updated in 2004 as part of the changes to our sustainable development policy, our environmental policy is based on the following priorities:

•	meeting environmental expectations (actions against the greenhouse effect, reduce nuisances and protect air quality and human health);

•	integrating the environment into the overall management system of each department (considering the environment in the Group’s risk control policy, using environmental management standards that can be evaluated by independent outside organizations, such as ISO certifications or the standards of environmental and social ratings agencies, defining calculated environmental performance objectives);

•	promotion of greater environmental responsibility (better understanding of the environmental impact of the Group’s products and operations, mapping of the environmental risks and opportunities and the consequences, developing offers that respect the environment, increasing supplier awareness, etc.).

Environmental balance sheet

The parameters taken into account for the establishment of the environmental balance sheet (emissions of greenhouse gases and nitrogen oxides, energy consumption, the production of solid and liquid waste, water consumption) are followed at the Group-wide level through an indicator measuring our environmental impact. Additionally, senior management for each of the operating activities evaluates their performance in the following areas: regulatory compliance, action plans, definition of performance indicators, evaluating results and implementation of a system for continuous improvement.

Emissions and pollutants

Our activities result in the emission of different types of gaseous substances into the atmosphere, as described below.

Greenhouse gases (carbon dioxide and methane)

Carbon dioxide (CO2) comes from exploration-production activities and the transmission and production of electricity or heat (cogeneration, combined cycle, heating systems). Our annual quota allocated for the 2005-2007 period under France’s National Allocation Plan was 3.58 million tons. Outside France, our annual quota is approximately 1 million tons. Since 2004, these emissions have been the subject of monitoring and controls in France. These procedures were extended to the entire Group in 2005.

Methane (CH4) results from distribution, transmission, and exploration-production activities. The network replacement program makes it possible for us to reduce the amount of emissions per cubic meter that we distribute and/or transport each year (see the environmental indicators). These emissions have been cut in half since 1990.

In 2003, we joined the Association of Businesses to reduce the greenhouse effect (AERES) and made a voluntary commitment to control, by modernizing our facilities, direct emissions (excluding vehicles) of:

•	carbon dioxide and methane from LNG terminals, storage sites, and compression stations; and

•	methane from transmission and distribution networks.

The objective set for the end of 2007 is a 10% reduction in emissions from 1990 levels, even though sales and natural gas transmission will increase from 60% to 70% over the same period according to projections. With 2.37 million tons of CO2 emitted in France in 2007, we are respecting the average commitment for 2005-2007.

Nitrogen oxides (“NOx”)

NOx comes from the combustion of natural gas (compression stations and electricity production installations, in particular) and various fuels used in the liquefaction process. In our sustainable development action plan (PADD) we have set the objective to reduce the NOx emissions from our compressors in France by 80% compared to their 1999 levels with equivalent activity, which is a maximum target rate of emissions of NOx of 1.5 g/KWh. In 2007, this rate was 0.5 g/KWh for transmission, out of a total of 2,397 tons of NOx emitted.

Water

The Group’s activities inject few pollutants into the water. The major impacts on aquatic mediums are the following:

•	the process waters from production platforms, which are all equipped with treatment systems; and

•	the liquid wastes from the on-site treatment by biological and/or physical-chemical means of the effluents from natural gas bleeding from aquifer storage areas. In the area of natural gas storage in aquifers, the treatment of 80% of the effluents is handled by specialized firms. The remainder is treated on-site by physical-chemical means (dilute effluents) or by incineration (concentrated effluents).

More than 99% of our water consumption results from industrial usage. This water is mainly involved in the process of regasifying LNG at the LNG tanker terminal sites, and in the production of electricity by the combined cycle plants. The water is taken from natural sources before it is returned to the same location. Different measurements are taken in order to limit consumption and expand the recycling of waste water.

Waste products

Our principal waste products are:

•	OIWs (Ordinary Industrial Wastes) and HIWs (Hazardous Industrial Wastes) generated by transmission activities and the rehabilitation of former gas plant sites;

•	drilling muds linked to exploration work;

•	jobsite waste; and

•	bleeding effluents and effluents from the treatment of natural gas from storage facilities.

We are reducing waste production at the source, as well as, recycling and recovering waste. The brine produced during the creation of salt cavities is primarily recycled in the chemical industry. The tar from the sites of former gas plants is incinerated in energy-recovery installations and polluted soil from these sites is reused off-site after thermal desorption, while drilling muds are sent to a specialized storage centre. Every new pipe laying project involves a thorough impact study on biodiversity, hydrology and the subsoil, as well as, other parameters.

Hazardous products are subject to consumption monitoring. We have noted a 25% drop in the volume of waste produced since 1996 with respect to methanol, and 50% since 1999 with respect to oils.

Sustainable Development

Our sustainable development approach is based on 15 years of experience, acquired since the creation of the Environment Committee in 1992. Three Company Environment Plans (Plans Environnement Entreprise) (1993-2003) preceded the creation of our sustainable development department in 2003 and our Sustainable Development Action Plan for 2004-2006.

Our current approach is a response to a clear desire to place sustainable development at the very center of the Group’s strategy in order to participate in the most strategic stakes, as well as building our image in the short-, medium- and long-term.

We believe that sustainable development is a true lever for performance and risk control in the service of the joint interests of the Group and its stakeholders.

In the context of our operations, we face a number of sustainable development challenges which we are working to transform into opportunities to create value, while respecting human life and the environment:

•	as an energy company, we actively participate in the fight against climate change, the effort to protect resources, and to secure supplies;

•	as an industrial company, we are continually involved in safety and risk control, the prevention of any form of pollution and the integration of environmental concerns into our commercial offers; and

•	as a socially responsible international group, we are making the choice to fully assume our responsibilities to all our stakeholders (employees, corporate partners, shareholders, partners, customers, suppliers, local communities and civil society).

Legislative environment

In France, a law dated July 13, 2005 sets forth the guiding principles for France’s national energy policy. This law defines four main objectives, which overlap with a portion of the sustainable development imperatives for the energy sector:

•	guarantee supply security and national energy independence;

•	maintain competitive prices for the provision of energy;

•	protect public health and the environment by combating the worsening of greenhouse gases; and

•	encourage better social and territorial cohesion.

In terms of tools, the law gives priority to diversification of the French energy package, control of energy demand, the development of innovation and research in the energy sector, and greater correlation between needs and offers for transmission and storage resources.

Gaz de France’s ethical framework

Dialogue with stakeholders is the basis of our sustainable development approach. Maintenance of these relationships is subject to a number of rules which are based on transparency and respect: an ethical framework serves to furnish this context.

Made public in June 2007, the Group’s new ethical framework defines our charter of values, its principles for action and its control system.

The principles of action outline the behavior expected of Group employees in order to ensure that our values are reflected on a daily basis in the exercise of their professional responsibilities and in their relationships with stakeholders. International texts, such as the Universal Declaration of Human Rights, the norms of the International Labor Organization and the United Nations Convention Against Corruption, are referred to in order to provide the context in which we operate.

The principles of action also outline a number of themes as reference points, including respect for human dignity, prevention of conflicts of interest, respect for competition, fraud prevention, resistance to corruption, financing of political parties and behavior with respect to gifts.

Specific principles of action also set forth the type of relationship to maintain with each kind of stakeholder: clients, employees, shareholders, suppliers, partners and civil society (such as public authorities and non-governmental organizations). For example, in the context of client relationships, the principles recommend transparency of commercial conditions, the delivery of complete and accurate information on proposed prices, product characteristics and safety, or the respect of the confidential nature of personal information.

The Group’s sustainable development policy

The sustainable development policy defined in 2004 by our Executive Committee structures our actions around four strategies.

Meeting the major energy challenges of today and tomorrow through energy management and innovation

This strategy can be broken down into the following components:

•	active participation in the fight against the greenhouse effect by developing our offers for energy control, the reduction in greenhouse gas emissions, the search for CO2, credits, decarbonization or CO2 capture and storage;

•	promotion of renewable energies by emphasizing wind energy for electricity and solar and biomass for thermal energy;

•	intensification of the process to innovate with new offers from the Group in the areas of energy efficiency, renewable energies, and new uses for natural gas; and

•	participation in studies and projects that will contribute to the future of energy (for example, medium-and long-term energy scenarios such as dividing the emission of greenhouse gases by four, or the potential of hydrogen as a new energy vector).

Fully exercising our social and environmental responsibility vis-a-vis all of our stakeholders

This strategy for development policy is based on the following components:

•	adaptation of corporate governance and management to the dual requirements of society and the environment;

•	limiting the foot-print of our operations on the environment (activities, buildings, vehicles, etc.) by pursuing ISO 14001 certifications, but also by limiting the impact and risks for populations (quality and safety of interior facilities, absorption of gray iron pipelines, mapping of the low-pressure urban networks, underground storage facilities); and

•	developing relations with our suppliers through out-sourcing and subcontracting procedures.

Develop responsible managerial and human resources practices for the Group

The objective is the construction and deployment of Group standards for practices in human resources. These standards are to be applied within all the subsidiaries that we control. The approach is based on consultation, dialogue and listening to stakeholders (management, employees, and employee representatives).

We are working to improve working conditions, particularly health and safety, and we are paying close attention to changes in the accident frequency and seriousness rates.

Finally, we are taking new initiatives to strengthen diversity (based on issues such as non-discrimination in any form, professional equality between men and women, diversity of origin, age, training, inclusion of disabled workers) in line with the values inherent in sustainable development.

Taking an active role in territorial development in France and internationally

A regional presence and the integration of sustainable development in our approach are decisive criteria for differentiation, particularly for elected officials. In order to implement this strategy, we have made a commitment to the following:

•	supporting the sustainable development programs of local authorities, particularly on Agendas 21;

•	promoting solidarity as part of our policy;

•	promoting local economic development, particularly through increasing the density of the gas distribution networks or through specific support actions, such as assisting localities to develop at the same time as conducting exploration-production activities;

•	developing a dialogue with the territorial stakeholders; and

•	assisting through our corporate “Gaz de France Foundation” on themes related to development of the localities, including employment of young workers, the transfer of good environmental management practices to sites and natural spaces; development of the cultural heritage (renovation of stained-glass and other church windows) or tourist heritage (partnership with the French Federation of pedestrian trails).

Special policies and agreements

Several special policies and agreements complete the sustainable development policy set forth above:

•	policy on health and safety in the workplace,

•	industrial security policy,

•	environmental policy (see “— Environment”),

•	renewable energies policy,

•	risk policy,

•	quality policy,

•	solidarity policy,

•	territorial policy,

•	purchasing standards,

•	professional equality agreement,

•	disabled workers agreement and

•	professional training agreement.

Mechanism for implementing and monitoring the sustainable development approach

Tools

A sustainable development action plan (PADD) sets forth our sustainable development policy for the 2004-2006 period. In 2007, following the implementation of the PADD, our approach is fully developed. The multi-year sustainable development policy approaches provide the general context for our actions. Priorities are determined on an annual basis and are adapted to the new sensibilities of civil society, to the renewed expectations of shareholders and changes in our non-financial ratings. The process for assessing priorities has been streamlined. We are able to adapt our policies and associated action plans to adjust to specific events.

Specific indicators (Quality-Safety-Environment integrated management indicator and Sustainable Development indicator) allow the Company’s Executive Committee to monitor progress in implementing the sustainable development policy within the Group. These mechanisms are based on an extra-financial reporting system supplied quarterly by the various departments. Since 2001, we have chosen to have our principal performance indicators verified by our statutory auditors. For the third consecutive year, this work provides us a higher assurance of our indicators (“reasonable assurance”), which is identical to that given by the statutory auditors with respect to financial information.

Players

The implementation and monitoring of our sustainable development policy are placed under the responsibility of a specific department, the sustainable development department, created in 2003 and composed of persons with sustainable development expertise in environment, social and economic responsibility and quality.

In order to deploy its action within the Group, the department of sustainable development relies on:

•	from a managerial standpoint, the Sustainable Development and Ethics Committee; and

•	from an operational standpoint, a network of agents within the various departments.

The Sustainable Development and Ethics Committee, which is a permanent committee of our board of directors, was created at the end of 2007 for the purpose of monitoring the implementation of our sustainable development and ethics approach in the work of the board of directors and in the management of the Company. For more information, see “Management of Gaz de France — Committees of the Board of Directors — Sustainable Development and Ethics Committee.”

Assessment at year-end 2007 and priorities for 2008

Every year we prepare a report on the actions deployed over the previous year, and the Executive Committee defines the priorities for the following year.

Assessment at year-end 2007 of our sustainable development approach

The completion in 2007 of the construction of our ethical framework allows us to reaffirm our values: customer satisfaction, performance, professionalism, innovation, respect for the individual and the planet are the values that found our identity and define our ethics.

The text of our ethical framework was posted on our Internet site, as well as on our intranet. A brochure translated into seven European languages was prepared and sent to each employee.

The ethical framework was presented to management and the steering committees of our business units. It is being progressively distributed within the Group. Fourteen ethics correspondents have been named by the branches and departments. In parallel, a number of departments have begun a process of review, appropriation and application of the ethical framework to adapt it to the specificities of their domains.

An ethics representative, who is a member of the Sustainable Development and Ethics Committee, has been integrated into the Group’s sustainable development department and submits proposed rules to the Committee. He also leads the ethics correspondents’ network, which ensures the link between the different specialties and world regions.

A strategic model that reflects the “climate” and “new levers” growth areas (renewable energies, MDE, CO2) is founded in the business plans.

In 2007, we decided to:

•	Accelerate our growth in renewable energies (double the objective in wind farming, leading French wind farm park in France at the end of 2007);

•	Focus on developing services in tandem with gas sales; and

•	Prepare a service integration activity in homes, based on energy control and renewable energies.

This strategic movement allowed us to be ahead of the recommendations of the Grenelle of the Environment.

During the second half of 2007, we aggressively addressed environmental issues through the Grenelle of the Environment. The Grenelle of the Environment is a cooperation process launched in July 2007 and led by the French Minster of Ecology, Development and Sustainable Planning, in which representatives of the French state, municipalities and civil society (NGOs, employers, employees) participate with a view to defining an action plan in favor of the ecology, development and sustainable planning.

The first phase of the Grenelle of the Environment was positive for the Group. It revealed wide consensus on the need to deliver economic growth while better protecting the environment, integrated a European dimension in its deliberations, underscored the urgency of joining efforts in building and transportation, while acknowledging the results obtained by the industry.

The proposals we articulated with respect to buildings were based on the work done by the department of research on the most promising natural gas technologies, which are related to renewable energies. The implementation of the work plan resulting from the Grenelle of the Environment is a process that will occur through the current French presidential term and the Group remains mobilized with respect to the works in progress resulting from the Grenelle of the Environment.

External recognition makes Gaz de France a leading CAC40 company with respect to sustainable development.

For the second consecutive year, we are included in the ASPI Eurozone® index, which groups the best 120 traded companies in the Stoxx 600 in terms of social and environmental responsibility.

For the first time, we have been included in the Ethbel register, a list of the highest performing DJ Stoxx companies in terms of social responsibility and sustainable development.

We have also been included in the Climate Disclosure Leadership Index (CDLI) of the 68 highest performing companies out of the 500 largest global companies (FT 500) with respect to integrating climate concerns in their business strategy and reporting. We are the leading French company of the five included in the index. The selection is made by the Carbon Disclosure Project, an NGO that comprises 315 investors that manage more than $40,000 billion in assets worldwide.

Our 2006 sustainable development report was awarded the Trophy for the best sustainable development report by the Superior Council of Accountants. We are one of the three French companies whose non-financial indicators receive a “reasonable assurance” level by the statutory auditors. This level of assurance is the same as required for financial reporting, and indicates the reliability of our non-financial performance indicators and the importance we place on those indicators.

In April 2007, we received from AFAQ the workplace equality label, as well as the AccessiWeb label for our internet site. The AccessiWeb label distinguishes companies favoring accessibility of their internet sites to handicapped persons.

Progress actions were undertaken in areas in which rating agencies anticipated Group action: deployment of the ethical framework, combating corruption, respect of fundamental human rights and governance (creation of two permanent committees of the board of directors; the Sustainable Development and Ethics Committee and the Remuneration Committee).

The balanced vision of harmonious economic development that brings together respect for individuals and the plant was reinforced by the development of a diversity project and a definition of the framework for our solidarity policy, which has been integrated into specialty area action plans.

In the context of the scope of the sustainable development policy, the following actions occurred during 2007:

“Meet the major energy challenges of today and tomorrow through energy control and innovation”

•	In the area of supply security: the increasing demand for and dependence on energy, management of spikes in consumption, identification of at-risk zones and the anticipation of geopolitical contexts impacting supply are realties that we consider in order to ensure the continuity of energy supply to our customers. To this end, the sustainable development department pursues its work on energy scenarios: the realization of study on the compatibility between factor 4 and the maintenance of natural gas volumes, participation with the WBCSD in elaborating a study on the contribution of electricity production for the realization of the AIE scenario for reducing greenhouse gases by 80% by 2050. These future projects provide the visibility necessary for the Group to establish provision scenarios. The supply continuity commitment is contained in the Public Service Contract 2005-2007 and forms part of the obligations of any supplier seeking to commercialize natural gas on the French territory, even if, for example, the principal supply source disappears (decree of March 19, 2004). We respond to this commitment by diversifying our supply sources and by preferring long-term contracts.

•	In the area of creating a CO2 strategy; with respect to greenhouse gas management and activities related to the ETS directive (quotas), the principal work streams involved: finalization of the negotiations of the PNAQ2 (2008/2012), revision of the internal management process relating to below-quota CO2 emissions, improvement of the evaluation of CH4 emissions in the transmission network and the distribution of natural gas. The steps to take in the coming years to cover the Group’s CO2 emissions are planned (investment in carbon funds, reduction in internal CO2 emissions).

•	In the area of energy consumption control: in 2007, we pursued the integration of an energy savings component in all Group offers (in order to comply with the obligation to collect 13,425 GWh cumac (i.e., cumulative kWh discounted over the life of the equipment, the reference unit for energy savings certificates. 1kWh cumac corresponds to a final energy saving of 1 kWh. The final energy saving is the sum of the annual energy savings achieved during the life of a piece of equipment discounted at the annual rate of 4% over this same period) over 2006-2009, assigned to the Group by decree under the Law of July 13, 2005 instituting energy savings certificates.

•	In the area of renewable energy development: at the end of 2007, we had the largest wind farm park in France, with 120 MW of installed power, and became number one in France in the sector. Our objectives for year-end 2007 were therefore largely exceeded. This growth is in line with the Group’s new ENR strategy, decided in July, which sets our wind farm objectives in France and in Europe by 2017 at 3,400 MW and which decided for the creation of a subsidiary dedicated to ENR, which will be called GDF Futures Energies. In order to allow us to orient our strategic choices, we have mapped development possibilities in a number of European countries.

•	In the area of research and development: the role of research in our sustainable development objectives is applicable on several levels. The direct support of the Group’s policy occurs through the development of innovative technologies (e.g., electrogenic heaters, capture and storage of CO2, environmental impact measuring tools). In the areas in which our strategic orientation has not yet been finalized, research provides insight to decision makers (energy prospectives, hydrogen as an energy vector).

“Fully exercise the Group’s social and environmental responsibility with respect to all stakeholders”

In the context of the opening of the market to residential customers on July 1, 2007, we have strengthened the accompaniment of disadvantaged clients. A network for disadvantaged clients was created in 2007 (Points Partenariaux d’Accueil et d’Orientation). These structures allow us to meet these customers in person. The goal is to prevent non-payment of gas bills, and therefore, service interruptions. In 2007, 139 agreements had been signed, particularly with non-profit associations (Points d’Information et de Médiation Multi-Services, Points Services aux Particuliers, Fondation Agir Contre l’exclusion, SOS Familles Emmaus France, CCAs, structures adhering to l’Union Nationale de l’aide, Soins et des Services aux domiciles) and another 30 are in the process of negotiations.

The implementation of a national solidarity partnership between Emmaus — France and Gaz de France, signed on September 26, 2006, launches common action plans relating to housing and the fight against exclusion, employment, and the development of solidarity networks.

We pursued actions in the context of the FAPE (Fondation Agir pour l’Emploi) with respect to assisting persons facing difficulties in entering the workforce (the long-term unemployed, other unemployed persons, young persons from disadvantaged neighborhoods). Due to donations by our personnel (including retired employees) and ourselves, in 2007, the FAPE was able to assist in 146 workplace entry projects and contributed to the creation and maintenance of more than 700 jobs.

The pursuit of the ISIGAZ program, which is carried out in disadvantaged urbane zones in accordance with the Politique de la Ville convention, extends our Diagnostic Quality (QSII) program, which program relates to the commitments under the 2005-2007 public service contract between the French State and Gaz de France: 19 agreements were entered into with social housing entities relating to 70,800 residences and 125 mediators were trained.

The humanitarian association of the CODEGAZ personnel continued its reorientation by entering into agreements, notably with EGD, Cofathec and the management of Exploration-Production. The association participates notably in countries in which the Group has operations in order to set up solidarity missions as part of our economic activities there.

Develop responsible Group managerial and human resources practices

The common managerial standard (PROMAP, or Progress in Management Practices) was deployed Group-wide in 2007. This standard is provided for our managers and aims to encourage exemplary managerial conduct which is respectful of the individual. It is based on long-long-term improvement actions (more than two years), the realization of which is measured on an annual basis in the context of ad hoc reporting which is integrated into our human resources reporting. This reporting is done on two levels: quantitatively, in order to measure progress made with respect to objectives set annually, and qualitatively, in order to highlight good practices and encourage an exchange between the different Group specialties and countries. The six axes of PROMAP are:

•	Communications with employees and employee representatives;

•	Promotion of diversity and reactivity against discrimination;

•	Development of employability;

•	Recognizance and remuneration for responsibility taking and workplace contributions;

•	Continuous improvement of working conditions; and

•	Anticipation of and guidance through restructurings.

“Taking an active role in the development of territories”

Beyond the measures provided for in the public service contract and in the context of the Group’s “21 Territories” policy, the Group accompanies sustainable development approaches in the districts and regions of France in a number of areas: preservation of the environment, strengthening of social cohesion, development of local economies.

In 2007, we provided assistance and monitoring in the context of the Eana project in Haute Normandie, which allowed us to be awarded the Trophée de l’Innovation for carbon capturing and to benefit from a permanent exposition stand in the Sustainable Development Park. We also contributed to the creation of the Etablissement Public de La Défense’s (EPAD) sustainable development charter through the ad hoc Scientific Council, on which our Sustainable Development department and Cofathec currently sit. These efforts should culminate in February 2008 during the World Sustainable Development Summit relating to business districts, where EPAD will propose the ratification of this charter to its international counterparts.

We also assist French regions and districts in preparing their territorial climate plans. Starting in early 2007, our commercial department provided city greenhouse gas production estimates to signatories of the Gaz Simplicité Provalys agreement. Similarly, we participated in financial incentive and guidance programs relating to energy savings implemented by, for example, the Conseil Régional de Picardie and the Nord-Pas-de-Calais region.

Cofathec, through its energy optimization services, also assists localities in the reduction of energy consumption. This is the case, for example, of Vaucression which reduced its energy bill by 13% by benefiting from Cofathec’s services.

Priorities for 2007

Our priorities for 2007 were the continuation of the actions conducted in recent years, intended to consolidate the results already obtained, while taking into account changes in the expectations of the stakeholders, particularly the ISR ratings agencies.

In terms of management and control of the energy challenges, priority was placed on the following actions:

•	in-depth studies of energy mix scenarios;

•	continued development of the ENR projects in wind, solar, biogas and biomass;

•	definition and implementation of new actions with regard to CO2, designed to take into consideration the implications of the development of power production; and

•	continuing the work of the Group Energy control project.

•	In the area of social responsibility, the work will cover the following areas:

▪	human rights and the fight against corruption: a very specific priority was given to these two areas to continue participation in 2005 to the Extractive Industries Transparency Initiative (EITI), Transparency International and Businesses for Human Rights, a French initiative on human rights inspired by the BLIRH (Business Leader Initiative on Human Rights);

▪	solidarity: expansion of action in the most financially disadvantaged areas, expanding the program to provide access to energy and, more generally, assisting social and economic development in developing countries; and

▪	diversity: priority was given to the operational implementation of the “Diversity” project in all our businesses: audit of the situation based on locations, identification of priorities by country, definition of an action plan, indicators and reporting.

Priorities for 2008

We seek to pursue and augment the sustainable development actions developed in 2007 in order to be renowned for our performance, dynamism and professionalism, particularly through our financial and non-financial ratings, as we believe that non-financial performance creates value in the short- medium- and long-term.

With respect to the environment and sustainable energies, priority will be placed on the following:

•	Pursuit of work on ENR strategies, controlling energy demand and CO2 with the implementation of an ENR strategy, a long-term strategy proposal on CO2 and, with respect to controlling energy demand, support to relevant entities for the definition of a strategy by focusing on energy control in the construction industry, a significant stake in the Grenelle of the Environment;

•	Risk study on the consequences of climate change on industrial facilities;

•	Biodiversity: mapping and identifying relevant indicators;

•	Pursuit of work on energy scenarios.

With respect to social responsibility, our priorities will focus on the following:

•	Ethics: standards for fighting against corruption and fraud, respect and promotion of human rights;

•	Solidarity: the implementation of a new Group policy will allow us to strengthen the power of our actions in a new context;

•	Diversity: operational implementation of our approach will be pursued in all Group specialties, diversification of recruitment sources, negotiation of a professional equality accord. Training, including sensitivity training and internal communications will be pursued.

•	Regions: implementation of our écoquartier offering, implementation of a biodiversity partnership after site mapping.

Human Resources

Social Organization of the Group

Group employees

As of December 31, 2007, we had 47,560 employees, 67.1% of whom were employed in France. These are pro-rata figures for jointly controlled entities that are subject to proportional consolidation (see “— Employees in France (Gaz de France and our French subsidiaries)”). As of December 31, 2007, among these employees, 20,845 (or 43.8% of the total number of our employees) were working for Gaz de France or in divisions operated jointly with EDF, while 26,715 employees (or 56.2% of the Group’s total number of employees) were working in French and foreign subsidiaries. At December 31, 2007, Gaz de France employed 936 temporary employees. As of December 31, 2007, 25.3% of our employees were women, representing 12,039 employees.

The following table breaks down Group employees by segment for the periods indicated:

	As of December 31,
Segments*	2005	2006	2007

Exploration-Production	1,205	1,115	1,131
Purchase-Sale of Energy	6,985	7,181	8,818
Services	8,361	8,714	7,415
Transmission Storage	4,407	4,417	4,529
Distribution France	15,110	14,712	12,201
Transmission-Distribution International	14,686	11,855	11,328
Other, including central functions	2,204	2,250	2,138
Total	52,958	50,244	47,560

*	Following the Group’s restructuring, certain activities were reclassified between the segments over the various presented periods.

The total number of our Group employees decreased by 5.3% during 2007. This decrease is linked to the evolution of the Group’s scope and to the organic growth of certain subsidiaries in France and outside of France.

The subsidiaries’ staff has decreased by 1,693 employees between 2006 and 2007. The following events explain this change:

•	Service segment: a global decrease of staff (−1,299 employees) caused essentially by the sale of ADF (−1,528 employees) and partially compensated by acquisitions in Italy, the United Kingdom and in Benelux and by the segment’s organic growth;

•	Transmission-Distribution International: a continued decline in staff (−527 employees) in Romania and Hungary, as well as a change in consolidation methods of subsidiaries in Italy (Vendite) and Belgium (SPE);

•	Purchase-Sale of Energy: the integration of new companies (Maïa Eolis and Cycofos);

•	Gaz de France SA: 4.5% decline in staff (or −991 employees) between 2006 and 2007.

The table below shows the Group’s employees from December 31, 2007 by domain:

		Purchase				Transmission
	Exploration —	— Sale of		Transmission	Distribution	— Distribution
Personnel	Production	Energy	Services	Storage	France	International	Other*	Total

Gaz de France	155	4,431	0	1,821	12,201	104	2,133	20,845
French and Foreign Subsidiaries	976	4,387	7,415	2,708	0	11,224	5	26,715
Total	1,331	8,818	7,415	4,529	12,201	11,328	2,138	47,560

*	Group’s central functions

Employees in France (Gaz de France and our French subsidiaries)

As of December 31, 2007, 31,917 of our employees worked in France, of which 20,845 were employed by Gaz de France (65.3% of the total number of employees working in France) (taking into account that 49 employees of Gaz de France were made available to foreign subsidiaries). The Group’s share of all employees has been decreasing consistently over the past twenty years. The number of our employees in France decreased by approximately 4.5% between 2006 and 2007.

Other employees of the Group are employed by subsidiaries, mainly in the Purchase-Sale segment (4,281 employees), the Transmission segment (2,691 employees), and the Services segment (4,144 employees).

IEG sector personnel

Our French employees are part of the special Gas and Electric Industry sector, known by its French acronym as “IEG.” As of December 31, 2007, 23,297 employees were in the IEG sector. The Group’s other employees, in France and abroad, are not part of the IEG sector.

Adaptation and modernization of IEG personnel

The IEG sector personnel status was created by French Decree No. 46-1541 dated June 22, 1946, and is applicable in addition to the French Labor Code. IEG status applies to all employees of French companies in the electricity and gas sector, including employees of EDF and of companies that enter the newly opened natural gas market (including foreign companies). Collective bargaining agreements are negotiated on a branch basis, subject to limited provisions applicable to specific companies.

In accordance with the French Labor Code, the provisions of IEG status can be supplemented and their conditions of application may be determined by company agreements or pacts, within the limits specified by the IEG status.

In addition, a French Law No. 2000-108 dated February 10, 2000 relating to the modernization and expansion of the public electricity service, expanded the conventional path in the electric and gas sectors by introducing branch collective bargaining agreements that must be complied with by all companies in the sector, including foreign companies, in order to conduct their activities in France. The IEG status is a true professional branch status.

IEG personnel receive special benefits, specifically:

•	a special retirement system whose financing conditions have been amended effective January 1, 2005 (see “— Retirement”) and whose benefits are the subject of a reform started at the end of 2007;

•	a mandatory, supplementary health insurance program;

•	provisions concerning the mobility of employees among companies belonging to the IEG sector; and

•	certain family benefits, including compensation in the event of marriage or the birth of a child, as well as provisions usually determined as part of collective bargaining agreements, including provisions relating to compensation.

In 2007, the system of employee representative institutions, specific to IEG personnel was conformed to common law.

Pursuant to the provisions of Article L.134-1 of the French Labor Code, statutory stipulations may be completed and their modalities may be determined by company agreements, within the limits set by law.

Furthermore, law No. 2000-108 of February 10, 2000, relating to the modernization and development of the electricity public service, has widened the conventional channel in the electric and gas sectors by introducing collective branch agreements, to which all sector companies must conform, including foreign companies when exercising their activities in France. The status of the IEG is a true professional branch status.

Supplemental health insurance program

Within the gas and electricity industries, the health insurance program for current employees and retirees is ensured on a mandatory basis by a special social security regime that offers:

•	base services for the general program; and

•	supplemental services.

In the context of the regulations in effect until the beginning of 2005, IEG sector companies contributed to the financing of this regime equally with insured persons (current and retired personnel).

Two regulatory provisions were passed in February 2005 to modify the financing of the regime and to update the contribution rates. These measures:

•	ensured the financing of the supplementary illness program and the continuity of reimbursements to employees, retirees and their families;

•	ended the participation of the companies in the financing of the retirement portion; as a result they no longer have any undertaking in this regard upon the finalization of the 2004 accounts.

Negotiations began in 2006 with the IEG and have led to the renovation of the organization and control of this special regime. This organization renovation and control of the special status are memorialized through the publication of two decrees on March 30, 2007, and the safeguard of the financing of the regime. The Caisse d’Assurance Maladie of the IEG (known under the French acronym “CAMIEG”) was created on April 1, 2007 by one of these decrees. In order to improve the reimbursement of medical expenses of IEG personnel, a branch negotiation began in order to put in place a supplemental coverage aiming to complete the existing coverage. This negotiation will continue in 2008.

Trade Unions

2007 marked the beginning of the implementation of the reform of the personnel representative institutions (institutions representatives du personnel, “IRP”) within the IEG. This process, which had begun in 2004, accelerated in 2007, due in part to the provisions of the April 11, 2007 decree, which has led companies of the IEG branch to apply the French Labor Code in the areas of Works Committee (Comité d’Etablissement, “CE”), Central Works Council (Comité Central d’Entreprise, “CCE”), and Trade Union Representatives (Délégué du Personnel,

“DP”). For the first time, on November 29, 2007 and December 13, 2007, Trade Union Representatives and representatives to the Works Committee were elected.

Retirement

Since the creation of the IEG sector in 1946, a special retirement system has applied as a matter of law to employees in the IEG sector. Companies are not entitled to modify the terms of the retirement system.

The public authorities undertook the reform of the functioning and financing of the retirement system due to, in particular, the opening of the markets and the introduction of IFRS standards at the beginning of 2005.

French Law No. 2004-803 dated August 9, 2004 (Title IV) defined the main terms of this reform, which was implemented starting from January 1, 2005.

Status of the system prior to the 2004 reform

Until January 1, 2005, retirement benefits for IEG employees were financed exclusively by IEG companies, through a payroll deduction of 7.85% of gross salaries and through Company contributions (known as a “balancing contribution”), determined in proportion to the payroll figures of IEG companies. This balancing contribution also made it possible to pay other social charges whose financing was shared among companies belonging to the IEG sector, such as worker’s compensation, temporary and permanent disability and occupational safety costs. In 2004, our contribution represented €472 million or 63.79% of the total payroll, excluding bonuses, for the relevant employees.

Background to the 2004 reform

Traditionally, the retirement system applied primarily to Gaz de France and EDF, which currently account for 96.27% of the IEG sector. The primary basis for determining retirement benefits in proportion to overall payroll costs was the dominant market positions of each of Gaz de France and EDF, as well as their legal monopoly in their respective activities.

Today, this situation has changed considerably, largely because of the opening of the gas and electricity markets to competition, as well as the adoption of IFRS accounting standards at the beginning of 2005. As a result, the public authorities have reformed the system of financing IEG retirement benefits. The following are the principal stages of this reform:

•	Starting in 2002, at the request of the public authorities, negotiations were conducted with the unions to define specifications that would make it possible to reform retirement financing. These negotiations led to the signature by the IEG entities (employers) and by three representative unions of a “statement of conclusions,” defining the principal stages of the reform.

•	On this basis, the public authorities prepared a draft reform and informed the appropriate European authorities, which approved the reform on December 16, 2003.

•	The reform was implemented through the French law of August 9, 2004, relating to public electricity and gas services and to electricity and gas companies, and Title IV of this law, which reforms the IEG retirement system.

•	The reform took effect on January 1, 2005.

The principal characteristics of the 2004 reform

The 2004 reform modified several important aspects of the financing of the retirement system. The financial impact of the reform is described in detail under “Operating and Financial Review and Prospects of Gaz de France” and in Note 17 to the consolidated financial statements included elsewhere in this prospectus. The key features of the reform are the following:

•	Maintenance of the special IEG retirement system.

•	The creation of a national IEG retirement fund, in the form of a private social security agency, to assume the risks formerly managed by a pensions service dependent upon Gaz de France and EDF in respect to retirement benefits, disability, death benefits and worker’s compensation.

•	The financing by the French public retirement programs that provide retirement benefits for all French companies (the Caisse nationale d’assurance vieillesse (“CNAV”) and the supplementary systems AGIRC and ARRCO) of the financial obligations of the IEG retirement system with respect to rights corresponding to the coverage of the French public retirement programs through agreements providing for IEG companies and their employees to make contributions equivalent to those made by companies that are subject to such programs, as well as for IEG companies to pay an initiation fee designed to insure long-term economic neutrality of the financing.

•	For special IEG retirement benefits that go beyond the coverage of the French public retirement programs and certain laws, the reform distinguishes between:

•	Benefits vested on December 31, 2004 and relating to natural gas or electricity transmission or distribution businesses. These are funded by a rate surcharge on all natural gas and electricity transmission and distribution services.

•	Benefits vested on December 31, 2004 and relating to other businesses. These remain the responsibility of the IEG companies.

•	Benefits vested after January 1, 2005. These remain the responsibility of each IEG company, calculated pro-rata to the payroll costs.

On April 5, 2005 the French government issued a decree that determines, among other things, how the special IEG retirement benefits vested as of December 31, 2004 will be allocated between transportation and distribution activities, on the one hand, and other activities, on the other hand, as well as the allocation of the special benefits vested as of December 31, 2004 among companies in the IEG sector (this allocation is proportionate to projected 2004 payroll costs of the companies in the IEG sector). Based on this decree, Gaz de France will be responsible for approximately 17.1% of the aggregate obligations of IEG sector companies in respect of special benefits vested as of December 31, 2004. The remainder of these obligations will be allocated to EDF and its electricity transmission affiliate, RTE (which together will be responsible for 79.1%), and to the other companies in the IEG sector.

The reform had no effect on the common law retirement system with respect to energy consumers and the State’s budget.

A new reform of the special retirement system began in October 2007 and a first decree was published in the official journal of the French Republic (Journal Officiel) on January 23, 2008. Essentially, the decree aims to set the duration of the insurance period to 160 trimesters in order to receive a full pension, it establishes a discount and a pension bonus, it indexes pensions to price inflation, and it retains the last salary earned for at least six months as the basis of the pension calculation.

Within the framework of the IEG negotiations on compensation and the reform of the special retirement system two agreements were entered into. One agreement concerns optional ranking (avancements au choix) and was completed in December 2007. The other agreement concerns employee procedures and was completed in January 2008.

At the beginning of 2008, work has continued within the IEG to define other changes to the retirement system, particularly: a supplemental retirement system, a supplemental life insurance, taking account trade specificities, family and conjugal benefits.

Contribution for social activities

We paid €132.5 million in 2007 (compared to €140.1 million in 2006 and €135.4 million in 2005, respectively) to agencies managing social activities. We are legally required to make a contribution each year in the amount of 1% of revenues derived from distribution to final customers pursuant to the terms of the status of the IEG sector. Certain expenses related to transportation, meals and accommodation, which amounted to €35 million in 2007 (compared to €36.1 million in 2006 and €31 million in 2005), must be added to this disbursement pursuant to French labor law.

The Caisse Centrale d’Activités Sociales (CCAS), the financing of which we contribute to in accordance with the IEG status, is a fully independent legal entity. It is managed exclusively by the employee representatives and is under the supervision of the public authorities. Neither we nor any other company in the IEG sector is represented in this entity.

Employees outside of France

As of December 31, 2007, the Group had 15,643 employees outside of France (compared to 15,951 in 2006).

The calculation of the number of employees employed was made in terms of consolidated staff, so that the actual number of employees in each of our subsidiaries was weighted in terms of the percentage of financial consolidation of the subsidiary when the subsidiary was proportionately consolidated.

The following table shows the breakdown of the Group’s employees outside of France by country and by segment as of December 31, 2007:

					Transmission and
	Exploration —	Purchase and Sale		Transmission	Distribution —
	Production	of Energy	Services	Storage	International	Total

Algeria	9	—	—	—	—	9
Austria	—	—	—	—	5	5
Belgium	—	20	222	—	—	242
Canada	—	—	—	—	12	12
Egypt	14	—	—	—	—	14
Germany	639	14	—	17	421	1,091
Spain		13	14	—	1	28
Hungary	—	—	—	—	1,073	1,073
India	—	—	—	—	4	4
Italy	—	14	2,113	—	219	2,346
Mauritania	2	—	—	—	—	2
Mexico	—	—	—	—	370	370
Monaco	—	—	28	—	—	28
Norway	61	—	—	—	—	61
The Netherlands	205	15	—	—	—	220
Poland	—	—	—	—	2	2
Romania	—	—	—	—	7,711	7,711
United Kingdom	50	33	769	—	193	1,045
Russia	—	—	—	—	12	12
Slovakia	—	—	—	—	1,238	1,238
Switzerland	—	—	125	—	1	126
Ukraine	—	—	—	—	4	4
Total	980	109	3,271	17	11,266	15,643

Personnel of the foreign subsidiaries of the Group

Our subsidiaries and other entities situated abroad (Services segment excluded) whose capital we wholly own, or for which we have majority ownership, are integrated into the HR policy implemented by Gaz de France.

Outside of the Services segment, there are 12,372 employees working in our subsidiaries and other entities situated abroad, or 26.01% of our global workforce. These are subsidiaries and entities covering the entire range of activities, in Exploration-Production in Germany, The Netherlands, Norway, and the United Kingdom (955 employees), distribution in Hungary and Romania (8,784 employees), distribution and transmission in Mexico (370 employees), and transmission and distribution in Slovakia and Germany (1,659 employees).

French and foreign subsidiaries

2007 was marked by the development of certain activities (integration of electricity production assets and entry into production of the Gjøa gas field) and by organizational evolution in certain subsidiaries. These evolutions have led, in particular, to restructurings in Romania and Hungary, or to mergers of the Group’s companies in Germany (Exploration-Production segment), and Italy (Transmission and Distribution — International).

Human resource policies, such as job management planning and skills planning, skills development and career building, or hiring policies, have been elaborated or developed by the concerned subsidiaries. Such subsidiaries developed these policies in order to assist employees, or to recruit new employees in this changing framework.

Recruitment

2,707 employees were hired by the Group’s French and foreign subsidiaries.

With the objective of participating in the Group’s development, the subsidiaries have reinforced or developed their recruitment process to take into account employment market tensions in countries where we are present. In the Exploration Production segment, the subsidiaries have defined a common recruitment policy and common recruiting standards in order to be more effective in facing employment market tensions. Notably, they have launched communications campaigns to make the Gaz de France brand more visible and known abroad, in particular in Norway where recruitment needs are significant considering the future status of the subsidiary as the operator of the Gjøa gas field.

In the Transmission-Distribution International segment, the subsidiaries have launched processes to attract and retain talent by participating in recruitment forums (Romania), by integrating new hires through specific programs (Hungary), by recruiting young persons and training using training programs that lead to diplomas (the United Kingdom).

Within the Services segment, the Cofathec Group has strengthened and trained its French recruitment branch in order to secure the recruitment of technicians in a very tense employment market. Sourcing and candidate analyzing tools were created, and a campus manager now intervenes in schools and training centers to make the company more visible, make its business known and give value to its trades. Additionally, a cooptation policy was developed in France to recruit technicians. This policy has now been extended to subsidiaries abroad (the United Kingdom).

Diversity

At the end of 2007, our top management comprised nationalities from nine different countries: France, Belgium, The Netherlands, Germany, Norway, the United Kingdom, Italy, Hungary, and Pakistan. 7.5% of top management is non-French and 10.3% are women.

Diversity concerns all trades and Group entities. Subsidiaries are committed to diversity targets. In 2007, in the Services segment, the Cofathec Group signed the Diversity Charter and has engaged in actions condemning discrimination, particularly in regards to young persons and the handicapped. Amongst the measures to which the Cofathec Group is committed to include: a policy of apprenticeship and professional training reinforcement, with a particular effort in the recruitment of apprentices; participation in forums in sensitive areas in France, and the insertion policy and systematic training of new employees in Italy. Diversity measures aimed at a public coming from different social origins, ethnicities, and having different cultures, are now being defined and will be enforced during 2008 within the Cofathec Group and in the United Kingdom.

The Transmission — Distribution International segment subsidiaries have developed measures in favor of:

•	women: recruitment of women in technical areas, access of women to executive positions (Mexico), possibility of working part-time or having flex-time (Hungary);

•	foreign persons, with employees of nationalities different than that of the country (Slovakia);

•	young persons, through financial assistance for housing needs (Hungary);

•	handicapped persons: work installation permitting access to handicapped or disabled persons in a call center (Hungary), recruitment of handicapped persons within the legislative framework (Italy); and

•	during the merger of two companies (Italy), equitable treatment of employees regardless of their company origin was emphasized.

Finally, the Exploration Production subsidiaries contribute to reinforcing of cultural diversity by employing an increasing number of internationally mobile employees, from France to abroad, from abroad to France, or between subsidiaries.

Social dialogue

The social dialogue within our subsidiaries in France and abroad has permitted us to engage in consultations regarding various areas impacting human resources and to enter into agreements. French subsidiaries and the quasi-totality of European subsidiaries have collective bargaining agreements frameworks (93% of the employees have representation).

In the Transmission — Distribution International segment, the focus of the social dialogue was on integration linked to the merger of companies and the accompanying social restructurings (Italy and Hungary), and principally in Western and Eastern Europe, working conditions and compensation.

In the Exploration Production segment, the merger of the two German subsidiaries saw a long social consultation period. This process will reach its end at the beginning of 2008. Compensation has also been the subject of consultations (The Netherlands).

Within the Purchase — Sale segment, the Savelys discussions were mostly related to the improvement of the social dialogue (with the establishment of a precise agenda between the Works Council and the European Works Council), the opening of collective bargaining agreements negotiations in the area of GPEC and strains, and the creation of a profit-sharing agreement for 180 agencies. For electricity production activities, the current topic involved the pursuit of restructurings linked to technical occupations in France (dk6) and in the United Kingdom (Shotton power plant).

The Transmission Storage segment was focused on the reorganization of technical occupations which is now united within the Center for Technical expertise, integrated into GRTgaz headquarters.

Finally, for the Services segment, consultations and negotiations lead by the Cofathec Group or its companies were focused on the following themes: employment and skills (career management and individualization of career paths), reorganizations (regrouping of activities, enforcement and harmonization of agreements and collective status following company mergers in France, and the integration of employees coming from new companies in the United Kingdom within Cofathec UK, with new employment terms), the improvement of social dialogue in Italy (agreement on social relations), surveys amongst employees of recently acquired companies in the United Kingdom, working conditions at Cofathec in Italy (risk prevention program), and Cofathec Services and Cofathec Omega compensation (agreement on salaries, increase of employer contribution to supplemental retirement system, negotiation of company agreement on the formation of a medical expense reimbursement system).

Training

28,149 employees were trained in 2007, representing over 59% of the total number of our employees.

Training and professional development services established within the Transmission-Distribution International segment focus on management’s professional training around the theme of change: a managerial program in Romania organized around seven key themes, conducting change in Hungary, and coaching in Italy. Additionally, technical training programs are offered to the gas industry employees and extended to subcontracting companies (Mexico). These training programs ensure the training of experts in the technical gas field sector and help develop technology skills in the security field (Slovakia and Mexico).

Considering their specific needs, in the area of professional training, subsidiaries of the Exploration Production segment have used “on the job training” programs, which allows for on site training as well as field outings during which employees discover gas and petrol fields characteristics on-site, in addition to their traditional training.

Within the Services segment, most Cofathec entities have engaged in managerial training policies for their executives and for operational and functional managers. Such policies are implemented by through multiple annual programs. Training on conducting change is also offered in many of our companies in order to address the many ongoing structural changes.

In the Transmission Storage segment, professional training priorities involve the development of “heart of the job” skills and adaptation skills in engineering and professional management training.

Within the Purchase Sale segment, Savelys promotes internal ascending mobility and has defined a training course to permit team leaders and/or technicians to access to management positions (as head of agency for instance). A brainstorming session was done in 2007 to allow the feminization of these positions.

Group personnel within Gaz de France

On December 31, 2007, we had 20,845 employees, of which 20,684 employees were employed as IEG personnel.

The job distribution within socio-professional categories reflects the technicality of these jobs (25% executive staff, 48.9% supervisors, and 26.1% blue and white-collar workers).

Additionally, on December 31, 2007, 10,840 employees, or 52% of our employees were attributed to the common management of EDF and Gaz de France (EGD). This figure results from accounting for the individual portion of gas activities of EGD employees.

Recruitment

In 2007, we hired 743 new employees compared to 711 employees in 2006.

Departures, terminations and pre-retirement

In 2007, we accounted for 1,099 final departures (including 108 resignations), compared to 1,029 in 2006 (including 87 resignations).

Temporary employees

In 2007, the monthly average number of temporary workers was 810, or 3.8% of our total monthly average number of employees, compared to 879 temporary workers in 2006, or 4% of our total monthly average number of employees. The average duration of a temporary worker’s contract was 50 days. This recourse to temporary employees concerns all of our activity sectors.

Information relative to the lay-off plan and to the safeguard of employment, reclassification effort, re-deployment and accompanying tools

The IEG’s personnel status does not account for employment guarantees. However, we have been successful in preserving employment by establishing the following policies:

•	planning and support for indispensable organization evolutions; and

•	supporting and creating incentives for geographical as well as functional mobility.

These policies have not only avoided collective lay-offs, but have also created employee loyalty and have given employees a sense of belonging to the Group.

In 2006, we decided to systematically offer to the unions to hold collective negotiations during each restructuring in order to define support tools for the employees affected by the restructuring.

In addition, we created enforceable and specific tools, by way of a collective agreement, to support employees affected by a restructuring. These tools include a functional oriented mobility bonus and a three-year end-of-career leave. The end-of-career leave is the possibility for employees who are less than three years away from retirement to benefit from an end-of-career leave for a period of three years, if there exists an excess of qualifications relative to needs of the Group and there are real difficulties in re-employing the concerned employee.

Organization and workweek duration, employee attendance

The January 25, 1999 framework agreement set the workweek duration at 35 hours per week, and created the possibility for flex-time.

Employees’ non-attendance (outside of annual vacations and crises) amounted to 1,568,148 hours in 2007, which represents 4.83% of theoretical hours worked compared to 4.79% in 2006. The most frequent reason for absences was a health related issue.

Compensation

Our compensation system and any general increases are determined at the IEG branch level.

Compensation levels are based on employment classifications determined by analysis based on the Hay method and consisting of a compensation bracket (range greater than 50%) within a grid of some 80 levels of payment, spaced by around 2.3%. Salary increases are allocated annually to nearly 30% of employees selected by the management according to their contributions, on the basis of attribution rates negotiated by company agreement after branch negotiations have established a base rate.

Our employees’ gross average monthly compensation was €3,195 (on a 12-month basis) in 2007, compared to €3,186 in 2006 and €3,074 in 2005.

Employee relations and collective bargaining agreements

The practice of collective bargaining has been expanding within Gaz de France for approximately 10 years. These negotiations have developed either through joint agreements with EDF or through agreements specific to Gaz de France. The principal agreements reached in the last few years include an agreement dated January 25, 1999 on the reduction of the work week, an agreement dated November 14, 2001 creating Gaz de France’s European workers’ council (comité d’entreprise européen) and an agreement dated June 10, 2002 concerning Gaz de France’s 2002-2004 profit-sharing plan.

In 2007, 17 collective agreements were reached, including an agreement to adapt our Works Councils. An agreement on the Time Savings Account was entered into on October 3, 2007. With this agreement, the signatories wished to find an adapted response addressing our employees’ diverse aspirations and our needs, by using the new opportunities offered by the French law of March 31, 2005. This law, whose subject is the reform of the organization of work-time in companies, has created new possibilities for a Time Savings Account, such as monetizing.

Number of strike hours

The number of strike hours totaled 126,588 in 2007, or 0.39% of the working hours for the year, and 153,484 strike hours in 2006, or 0.47% of the working hours for the year. Labor mobilization in 2006 and 2007 centered on rejection of privatization of Gaz de France and opposition to the proposed merger with Suez. By comparison, in 2005, the number of strike hours was 116,540, or 0.4% of the working hours.

Health and safety conditions

In the framework of our working, health and safety conditions, we have established an active work accident prevention policy (in particular risks specific to gas, traffic risks and full risks) and of management of risks which could have effect on employees’ health (in particular, chemical risks, musculoskeletal diseases risks, psycho-social risks).

An important commitment from management is full participation in the analysis of the risks of each position and in company actions, the synergy between prevention actors, the establishment of continued improvements, the promotion of innovation, the sharing of best practices, the development of partnerships with service providers, attention to the professional training of employees, as well as regular medical check-ups, together constituting the source of our progress.

Safety improvement results in the Company, where a great majority of our employees work in our historical trades, such as transmission, distribution and sales, are in constant increase. In 2007, the accident rate was of 2.5 compared to 3.4 in 2006. The rate of significance of the accidents was 0.19 compared to 0.17 in 2006.

Training

We have always paid particular attention to our skills management, convinced that our capacity for technical and commercial innovation greatly depends on the level of professionalism and involvement of our employees.

In 2007, we devoted €46.7 million to training, or 5.46% of the gross amount of salaries paid, compared to €35.4 million (4.1% of the gross amount of salaries paid) in 2006 and €36.2 million (4.4% of the gross amount of salaries paid) in 2005.

Parallel to this major investment, on March 1, 2006, GDF and GRTgaz agreed unanimously and collectively on “training throughout the entire professional career”. In particular, the agreement sets out the general organization of the training process and the conditions for implementing the new provisions of the French Training Law dated May 4, 2004, (new categorization of the plan, DIF, periods of vocational training, etc.) in the context of the extension of the agreement signed with the IEG in September 2005.

In 2006 we began work on creating our own training service, which became operational on January 1, 2007.

In 2007, we also increased our efforts in the domain of release courses, with nearly 400 young people in apprenticeship and professional training contracts, bringing the total number of release course contracts to nearly 553 at the end of 2007 (or a 2.2% alternation ratio of average annual personnel).

A collective agreement focused on apprenticeship was signed by all company partners on December 21, 2006. It considerably improves the conditions of reception and accompaniment of apprentices preparing for their qualifications and improves access to employment at the end of their contract.

This good citizen approach permits us, among other things, to develop a strong pool of competences that allow us to insure a major part of the renewal of our competences within occupations that are at the “heart of our business activities”.

It should be noted that our future needs are now ascertained through the work of the National Observatory of business activities, brought into the Company in 2005.

Employment and inclusion of handicapped personnel

On April 12, 2006, we entered into a triennial agreement for the integration of handicapped persons covering the 2006-2008 period. Pursuant to this agreement, we recruited 28 new handicapped employees in 2007, of which 14 alternate. The number of handicapped employees at the end of 2007 was 430.

Group’s Human Resources Policy

Our human resource policy is inseparable from our industrial plan: It accompanies its development and evolution in order to mobilize all of our staff. Every staff member must be associated to the policy and all must benefit from it. One of the major conditions of our industrial plan’s success resides in the Group’s capacities, in its social and human resources practices, in motivating the staff, improving our staff’s abilities in their trade, preparing our staff for changes in their trades and developing their sense of belonging to the Group. This essential dimension of the project must be constructed over time, with ongoing consultation with the Group’s employee representatives.

Following this approach, in 2007, we pursued our human resources undertakings, as well as our efforts of adapting the status of the Gas and Electricity Industry (known by the French acronym IEG) employees in France.

Measures aimed at attracting and creating talent loyalty and associating all staff to the Group’s results

Development of an employer brand

In order to make ourselves more attractive and visible as an employer, we undertook to position the Group’s Employer brand. To that effect the Group Employer brand banner common to all Group entities was created in collaboration with representatives of the business units and Group subsidiaries. The objective is to define the Group’s desired identity as an employer of new graduates and of employees having white and blue-collar experience.

An internal diagnosis was performed based on quantitative and qualitative studies and specific reviews conducted with benchmark companies representative of the Company and its subsidiaries (France and Europe). This diagnosis was completed by quantitative and qualitative surveys conducted among student populations (French and European) and experienced employees.

The positioning of the Group Employer will be the basis for the commitments made to new recruits in 2008.

Management methods professional training

Since 2003, through our “Cap Skills” training program, which is aimed at training the executive staff, managers, and members of the executive staff of the Group, we have provided activities aimed at maintaining and developing the necessary skill-set for current and future Group activities.

In 2007, the training program was revamped. It is now keyed around the following four axes:

•	the reception and integration (new executive staff);

•	managerial practices (common culture);

•	cultural diversity; and

•	international mobility.

With an international focus, in 2007, the program welcomed over 450 participants (10,000 professional training hours). At the end of 2007, we integrated a bilingual (English-French) workshop into the program to develop intercultural sensitivity.

Group mobility coaching

In order to pursue our triple objective of practice harmonization, transparency of mobility within the Group and the stimulation of such mobility with adapted coaching, we created a mobility coaching reference guide at the international level.

This reference guide is based on three directing principles, while preserving some flexibility for the business units. These principles are:

•	the guarantee of fair and equitable compensation;

•	competitive social benefits (healthcare and retirement); and

•	right to career growth within the Group.

An international mobility talent pool

This international mobility talent pool, which was created in 2007 at the initiative of the Human Resources department, is regularly updated. The pool brings together executives, managers and experts, who are recruited based on their skill-sets and respond to the following criteria: good mastery of a foreign language and prior work experience within the Group (minimally), availability within two years (maximum), and a declared mobility project.

Profit sharing in the French companies

In accordance with the June 3, 2005 profit sharing agreement, in 2007, each employee received on average €1,039 on the basis of 2006 results, a total distribution of €22.6 million, equal to 3.2% of the wages bill. In 2006, each employee received on average €1,037 on the basis of 2005 results.

The agreement is based on two levels of criteria: criteria analyzed at the company level (gross operating profit divided by revenues and respect for the emission quotas for CO2) and criteria analyzed at a decentralized level (at the segment level or at the level of the division to which the employee belongs).

Our employees had the option to either receive their profit sharing immediately, or to invest it in either the company savings scheme (le Plan d’Epargne Entreprise), known under its French acronym as PEE, or in the Group’s saving scheme (le Plan d’Epargne Groupe), known under its French acronym PEG. Within the PEE, the employees could select to invest their bonuses in the “Revenue” compartment. Within the PEG, the employees could invest their bonuses in the guaranteed capital compartment, “Harmony 2007”, of the employee share savings fund (fond commun de placement d’entreprise, or FCPE) Gaz Share 2005. Finally, our employees had the option to invest their bonuses in a time-savings account (compte-épargne temps). The sums invested in the PEE, the PEG or the time-savings accounts were matched at 100%.

Our employees may make payments on an individual basis into a corporate savings plan. Deposits made by individuals are matched at 60% for the first €610 and are matched at 35% for the next €610, subject to a total annual limit per employee. The total amount of funds matched amounted to €15.8 million, representing 2.2% of the wages bill.

The provisions of the agreement regarding matching funds and the voluntary deposits were to be applicable for a three-year duration period, which ended on December 31, 2007. Such deadline was extended for one year. Employees can also make voluntary payments to the Group savings plan, but these are not matched.

In accordance with the Cofathec Services agreement, in 2007, each employee received on average €984 on the basis of 2006 results, a total distribution of €3.2 million. 75% of the profit sharing amount was a bonus related to the Company’s results. This portion of the bonus was distributed in the following manner: 70% was distributed to employees proportionally to their annual compensation (before tax), and 30% proportionally to seniority during the ongoing fiscal year. The remaining 25% of the profit sharing distribution was based on improving the performance of agencies in the area of security (for one-third) and the economic results of agencies (two-thirds). This second portion is distributed to employees of the concerned agencies proportionally to their seniority and as indicated in the June 15, 2006 agreement.

Cofathec Services employees may deposit all or part of their bonuses in the PEE. Additionally, following the amendments signed on March 16, 2006 and March 8, 2007, at the Group level, employees who wish to do so, may deposit their bonuses in the following PEG accounts: the “Revenue” compartment of the Gaz Share 2005 FCPE, or in the “Harmony 2007” compartment (guaranteed capital formula) with 100% fund matching, these amounts being income tax free, but unavailable for five years.

At Savelys, a subsidiary specialized in individual heating systems and small heating equipment maintenance and repair, a profit sharing agreement was entered into in 2007. This agreement’s bonus criteria are defined at the local level (180 agencies).

Dynamic employee shareholding

At the time of our initial public offering in 2005, we offered to our employees and former employees the opportunity to become shareholders. 68,906 of them became shareholders, benefiting from financial incentives permitted by the French Labor Code, the law of August 6, 1986 concerning privatizations and the French law dated August 9, 2004 concerning the public gas and electricity utilities and electricity and gas companies. Following this transaction, our employees and former employees held 2.3% of the Company’s shares.

We established the PEG as part of an indefinite-term agreement signed with our unions on February 22, 2005, which is open to all French subsidiaries in which the Group holds more than 50% of the share capital.

An employee in France can choose between five different formulas, including a discount on the purchase price, contribution by the Company, free shares, deferred payment, assuming responsibility for the costs of managing the securities or the implementation of a financial mechanism minimizing the risk incurred (multiplier effect). All of the provisions permit a significant decrease in the purchase price of the shares in exchange for transfer restrictions (blocage) relating to the securities for longer or shorter periods.

This information was the subject of widespread employee communication in various forms to ensure that each person entitled to the offer was informed.

In 2006 and 2007, our employees were able to continue acquiring Gaz de France shares through our savings scheme, in particular by investing their shares in the profits, in which case the sums invested were matched 100%. The lock up period for selling shares issued in the employee offering ended on September 8, 2007. On December 31, 2007, current and former Group employees held 2% of the Group’s share capital (of which 1.6% through the Common Investment Company Fund).

Additionally, in order to better associate the Group’s employees to our collective success in 2006 and to our future performances, and in order to reinforce employee shareholding, we established in June 2007 a free share distribution plan called Actions+ 2007. All our employees, as well as employees of subsidiaries which we wholly own (in France and abroad), employed on June 20, 2007 will receive in June 2009, thirty shares upon the double condition of presence and performance. For employees common to EDF and Gaz de France, the share distribution is pro rata to the gas “key” of their entity. The number of shares is systematically rounded up to the next number with a minimum of five shares. This distribution represents 0.16% of our share capital.

Furthermore, the Harmony 2007 formula is a new bonus investment possibility, which we began to offer in 2007 to our employees and to employees of all subsidiaries subscribing to the PEG having paid bonuses based on 2006 results. This possibility is in addition to the classic investment for all shares in Revenue compartment of the Gaz Share 2005 FCPE. Harmony 2007 allows employees to continue to participate in our development by investing in Gaz de France shares while limiting risks in the case of share value decrease for a period of five years. The deposits made in the Harmony 2007 compartment are matched at 100%, in the same manner as is the case for deposits made to the Revenues slot. This formula has been a success. Out of the €6.4 million invested in 2007 in the Gaz Share 2005 FCPE based on bonuses and corresponding fund matching, €3.8 million were deposited in the Revenues compartment and €2.6 million in the Harmony 2007 compartment.

Participation in results

As of the date hereof, we have not set up a profit participation system, since we are not on the list of state-owned companies to which mandatory employee profit-sharing applies. Some subsidiaries have nevertheless established participation schemes.

Deployment of the reference guide to human and organizations management, Progress in Management Practices (“PROMAP”)

In 2007, we fully deployed PROMAP, which was elaborated in 2006. PROMAP creates a corporate framework for Group managers. It is aimed at promoting the social responsibility of managers in connection to a set of reference managerial practices. PROMAP translates into improvement measures identified by management and which are to be enforced over time. The enforcement of such improvement actions is measured annually through ad hoc reporting. This reporting, which is integrated to our social reporting, is completed at two levels:

•	quantitative evaluations in order to determine the progress made based on fixed objectives; and

•	qualitative evaluations, in order to emphasize best practices and favor discussions about them following a transverse logic, between different countries and trades in the Group.

This first year is the beginning of a global and continued measurement of progress made in managerial practices in the Group’s French and international perimeter.

Presently we have identified the following trends within the Group:

•	improvement of managerial practices based on a better ability to take into account local specificities: one third of the managerial priorities set in the framework of the action plan are decided locally;

•	59% of the pilot programs were established by management and 41% were established by human resources department; and

•	evaluations of the improvements made were done in majority by the management branch (two-thirds) and by the human resources department (one-third).

Based on the results of 2007, 2008 should permit the following:

•	to reinforce the enforcement and follow-up of the program by management, leaving the human resources department only as a support;

•	placing in perspective performances made over time (two years of historic at a minimum); and

•	to value and to network best practices identified within the Group in 2007, in the hopes of continued improvement.

A sustained European and French social dialogue

The European Works Council (known by its French acronym “CEE”) is a focus for information and consultation of employee representatives on questions that concern the whole Group. Created in 2001, it accounts for representatives from the following countries: France, Germany, Belgium, the United Kingdom, Italy, The Netherlands, Hungary, and Romania. The CEE is made of sixteen foreign members.

In 2007, the CEE had two plenary meeting sessions to discuss the following matters:

•	the presentation of consolidated financial results;

•	Gaz de France’s free share distribution plan;

•	the merger project of the German subsidiaries in exploration and production (EEG and PEG);

•	the results of social reporting;

•	ethical procedures;

•	the LNG policy;

•	the Group’s current events; and

•	the revision of the scope of action of the CEE.

Additionally the CEE had five extraordinary meetings regarding the following:

•	the Gaz de France and Suez merger project;

•	the consultation on the separation of the distribution activities from the production activities in France;

•	the consultation on the merger of the German subsidiaries EEG and PEG; and

•	the modernization plan and its social consequences within the Distrigas Sud, the Romanian subsidiary.

Improvements of the human resources policy is based on the Human Resources branch’s moderating abilities and is measured through social reporting

In 2007, the second human resources department convention’s theme was “the sharing of best human resources practices within the Group.”

The results of the three trading networks were centered on the following themes in 2007:

•	the role of human resources in subsidiaries;

•	employability; and

•	anticipating and accompanying industrial restructuring.

On the occasion of the convention, Human Resource Trophies were organized in order to favor the trading of best practices and of human resources innovations, and to create value added. The best presentations were honored by the representatives of the Human Resources branch employees present.

Twenty-nine presentations (fourteen from the headquarters, fifteen from Group subsidiaries) competed in the five following categories:

•	professional training;

•	measuring the social climate, improve communications;

•	management and motivation of personnel;

•	change behavior; and

•	employability, diversity.

Our social reporting was enriched by the introduction of new measurement indicators to improve human resources and social performance measuring of the Group. These indicators allow us to measure the impact of human resources and social policy on the Group; allowing us to follow-up on the enforcement of our human resources policies in the Group’s entities. PROMAP was introduced at the end of 2007 to the Group’s social reporting.

Intellectual Property

We hold more than 1,300 patents and, as a result of our research and development activities, we are constantly filing new patents. For example, 10 and 12 French patents were filed in 2007 and 2006, respectively. We also protect all prototypes resulting from our research and development activities. In addition, we have co-ownership contracts covering certain expertise and other intellectual property rights arising from our research activities in partnership with others. We also grant licenses to third parties covering internally-developed technologies which may be products, processes, technical files or software. We are not materially dependent on any patent or license.

We have adopted a new logo that is used by all of our companies in order to familiarize customers with the Group and its values. Together with this logo, Gaz de France uses a number of banner trademarks for its commercial offerings, including Dolce Vita®, for individual residential customers, Provalys®, for mid-market customers, Gaz de France energY®, for major industrial and commercial customers and Energies Communes®, for local communities. With respect to trademarks, we strengthened our banner trademarks with several French marks related to services, such as Partenaire Dolcevita de Gaz de France, Ma Future Conso, and Formule liberté, and acquired new community trademarks for international activities. We also hold intellectual property rights in the form of other trademarks, technological processes and software.

Organizational Structure

We exercise our own operating activities and do not act as a simple holding company with respect to our subsidiaries. An exhaustive list of the Group’s consolidated subsidiaries is presented in Note 24 to our consolidated financial statements appearing elsewhere in this prospectus.

We have approximately 270 direct or indirect subsidiaries. The following chart is a simplified organizational chart showing our principal subsidiaries (rounded percentage interest in the share capital), as of the May 15, 2008. This organizational chart sets forth our holdings in two Belgian companies, Segeo and SPE. In connection with the European Commission’s review of the proposed merger, we have committed to disposing of our interests in each of these companies. See “The Merger — Certain Legal and Regulatory Matters — Agreements with the Belgian State.”

Except as otherwise indicated, the percentage of voting rights held by Gaz de France in the Group’s companies is identical to the percentage of capital appearing in the organizational chart below.

Property, Plant and Equipment

In France, our real estate delegation (Délégation Immobilière, or DIM) and its real estate subsidiaries offer real estate services to Gaz de France S.A. and GrDF (since its incorporation on December 31, 2007) by providing them with the premises they need to carry out their business, namely, nearly 1.1 million m2 of floor space, of which approximately 3/4 is owned or rented through a financial lease, with the remainder being rented. GRTgaz owns or holds finance leases for 94,000 m2 of real estate and rents an additional 25,000 m2.

In France, 82% of our service sites owned or leased pursuant to a financial lease are located outside of Paris, whereas 74% of the rented property is essentially located in Île-de-France. Our service sites owned or leased pursuant to a financial lease include 313 buildings built on former gas plant sites, which are currently treated according to regulatory and legal obligations. See “Environment — Applicable regulations — Former Industrial Sites.”

The vacancy rate for service sites is approximately 5%.

Provisions have been made to cover all significant securities granted in respect of the major fixed assets that we own.

Additionally, we own or rent 1,558 housing units (1,009 of which are fully owned and 549 rented by the Company).

We are currently streamlining this portfolio by selling off excess housing units as well as vacant or unprofitable service sites, limiting the acquisition or construction of new properties, and by outsourcing the property and facility management of our real estate to specialized firms. We intend to promote an efficient use of the real estate that we own or lease by billing back to our business activities or subsidiaries the market value of the properties they occupy.

For a description of our exploration and production assets, see “Business of Gaz de France — Our Business — Energy Supply and Services Division — Exploration and Production Segment.”

Legal Proceedings

We are involved in a number of legal and arbitration proceedings in the ordinary course of business. Neither we nor any of our subsidiaries are or have been party to any legal or arbitration proceedings, during the last 12 months, which are likely to have in the future, or have had in the recent past, a significant impact on our business, operating results, financial situation or profitability. We are not aware of any potential legal or arbitration proceedings that would be likely to have such an impact.

The total amount claimed against Gaz de France and its subsidiaries in the context of ongoing legal or arbitration proceedings is less than €100 million.

The Group is party to legal proceedings relating to the LNG terminal under construction at Fos Cavaou, described in “— Infrastructures Division.” The Prefect of the Bouches du Rhône department, in an order dated December 15, 2003, authorized Gaz de France to operate an LNG terminal at Fos Cavaou, in accordance with the French ICPE regime that is applicable to sites where environmentally sensitive activities are conducted. See “— Environment — Applicable regulations — Facilities classified for environmental protection purposes (in France).” A planning permit to build the terminal was issued the same day by a second order of the Prefect. The planning permission has been challenged under two petitions for cancellation filed with the Administrative Court of Marseille, one by the municipality of Fos-sur-Mer, the other by the Syndicat d’Agglomération Nouvelle (SAN). Each of the parties has asserted that the terminal will result in the deterioration of the site on which the terminal is being built and that the Prefect did not take into account the risk of seismic activity in the region while granting the permit. The Administrative Court of Marseille rejected on October 18, 2007 both petitions for cancellation.

The operating permit issued under the ICPE regime is also the subject of two petitions for cancellation before the Administrative Court of Marseille, one filed by the Association de Défense et de Protection du Littoral du Golfe de Fos-sur-Mer (Association for the Defense and Protection of the Fos-sur-Mer Gulf Coastline, or ADPLGF), and the other brought by a private individual. They have asserted that procedural errors were committed during the public investigation process conducted prior to the grant of the authorization, and contest the choice of Cavaou as the site for the terminal and its impact on the environment.

The complaint filed by ADPLGF included a request for a preliminary injunction, which was rejected in a decision issued on October 12, 2004 by the judge in chambers (Juge des référés) of the Administrative Court of Marseille. The plaintiff association has appealed this decision to the highest competent court, the Conseil d’Etat, but its request has not been accepted.

On December 26, 2004, a gas explosion at 12 rue de la Martre in Mulhouse, France resulted in 17 deaths and significant material damage. The judicial investigation opened for homicides and involuntary injury is currently under way. On December 14, 2005, the investigating judge met with the families to keep them informed following the filing of the reports of the judicial experts. According to the information communicated by the press, this report attributes the cause of the explosion to a “crack” in Gaz de France’s distribution gas conduits which was discovered the day after the explosion. On March 21, 2006, the investigating judge questioned Gaz de France. The risk run by the legal entity is a monetary penalty for involuntary manslaughter: the maximum penalty in case of recklessness or negligence is €225,000. In the case of a deliberate violation of a security obligation imposed by law or regulation, this amount may be increased to €375,000. This base penalty could be further increased by a penalty for involuntary injury for which the amount varies according to the “TWD rate” (Temporary Work Disability) for injured persons. The report on supplementary expert examinations that we requested was filed and confirms the first expert report. The investigation is still proceeding.

On May 22, 2008, the European Commission announced that it was commencing a proceeding involving Gaz de France relating to a potential breach of the European Commission Treaty rules on abuse of a dominant position and restrictive business practices. As noted by the Commission in its announcement, the initiation of proceedings signifies only that the Commission will conduct an in-depth investigation, not that a breach has been established.

According to the Commission, the investigation relates to conduct that might prevent or reduce competition on downstream supply markets for natural gas in France through, in particular, a combination of long-term reservation of transport capacity and a network of import agreements, as well as through underinvestment in import infrastructure capacity. The Commission alleges that such practices are engaged in by Gaz de France, its subsidiaries and the companies it controls.

The European Commission has indicated that there is no set deadline for the completion of its inquiries. Gaz de France will provide the European Commission with its full cooperation in the investigation.

Following an investigation initiated by the European Commission in May 2006, in July 2007, the European Union opened a formal inquiry into Gaz de France and E.ON regarding suspected concerted practices on their respective national markets. On June 11, 2008, Gaz de France received a statement of objections from the European Commission alleging that Gaz de France has colluded with E.ON, resulting in the restriction of competition on their respective national markets regarding, in particular, deliveries of natural gas transported via the Megal pipeline. This letter represents a formal step in the procedure designed to inform Gaz de France and E.ON in writing of the precise objections raised against them and allows the companies to obtain access to the information in the Commission’s possession.

At the date hereof, Gaz de France is unable to make any pronouncement on the potential impact of these two European Commission proceedings. Gaz de France will continue to provide the European Commission with its full cooperation with respect to these proceedings in order to fully preserve its rights.

Risk Management

On November 21, 2005, our President — CEO determined Gaz de France’s current risk management policy. Our risk management policy seeks to control those risks that could compromise the fulfillment of our objectives, whatever their nature. The goal is that every risk be thought out and taken consciously. The goal is not to eliminate all risks (“zero” risk) but to control them at a reasonable level.

By dedicating the necessary resources, we have developed a global risk management system and a corporate risk culture. In this context, the questionnaire in relation to risk analysis and management of the AMF’s (the French securities regulator) risk management framework has been implemented.

A global risk control system as an approach to continuous improvement

The risk-control delegation, which is attached to the audit and risk department, is in charge of defining consistency parameters, developing policies and promoting the corporate risk culture within the Group by raising awareness among managers and running a reporting network. The delegation ensures that the risk control approach conforms to standard practice for listed companies.

A decentralized mechanism founded on management responsibility

Our risk management policy establishes the following principles: management is responsible for risk control related to its operations, and the risk control process is integrated into the Group’s strategic process.

Each of our entities is responsible for identifying its risks, the extent of its exposure, and the development and implementation of processing plans to control such risks. Each entity makes out an annual risk-control balance sheet and must present a review of its major risks to the branch directors, one of the deputy managing directors, or the President — CEO.

Group risks review

The risks identified by each entity are grouped by risk type within “Group risks.” An annual Group risks review provides a statement of changes in risk exposure: mapping, assessment, level of control, and risk governance.

This review is presented to the executive committee and then to the audit committee and accounting committee of the board of directors. The Executive Committee organizes the follow-up on major Group risks, for which it appoints specific persons under its control who report on a yearly basis to designated steering bodies. This risk section herein is based on Gaz de France’s Group risks.

Certain risks are shared across the Group, so that management responsibilities with respect to these risks are divided among the relevant business activities. For optimization and consistency purposes, these risks are managed and followed-up by transversal bodies. As a result:

•	the insurance department is responsible for coverage of insurable risks;

•	the finance department manages the Group’s exposure to market, foreign exchange and interest rate risks;

•	the permanent safety mission ensures that industrial and individual safety risks are managed consistently; the Group has a global policy for industrial security which applies to all controlled entities and assets; and

•	the quality and environment safety policy also contributes to handling certain risks.

Insurance purchasing policy

The Group’s firm-wide insurance policy is determined by our Insurance department. It consists of a systematic transfer to the insurance market of all insurable risks, the occurrence of which may have a material impact on our businesses and subsidiaries. This policy has been approved by the Executive Committee, as well as by the audit committee and accounting committee of the board of directors. The activities of the Group are thus covered by insurance contracts selected from a pool of insurers that are internationally recognized for their reputation and financial soundness. Since July 1, 2007, a portion of the risk of operating losses and damages is insured by our Group by way of an intermediary captive reinsurance company located in Luxembourg, of which the management has been entrusted to a captive manager who has been accredited by the Luxembourg Insurance Commission. This captive reinsurance company insures claims of up to €2 million per claim with an annual aggregate ceiling of €5 million. Risks in excess of these amounts are transferred to the insurers.

This policy concerning insurance may, however, be modified at any time based on market conditions, opportunities, management’s assessment of risks and the adequacy of coverage.

Insured amounts depend on the financial risks borne out in disaster scenarios and the coverage terms and conditions offered by the market (combination of available capacities and rates).

For all of these contracts, deductibles are adjusted in order to optimize the overall cost for the Group based on the probability of the occurrence of losses and the amount of losses each entity would be able to bear without endangering its continued activity. The level of the deductibles is generally determined in a way that absorbs the frequency or average of the total losses experienced. The total insurance premiums and insurance broker’s fees of Gaz de France and its controlled subsidiaries amount to approximately €55 million in 2007.

The Insurance department is responsible for Group compliance with the insurance policy that it has determined. This control is improved by centralized insurance management, which makes it possible to have a homogeneous and coordinated overall control of insurable risks at the Group level, along with a centralized approach to insurance and related services purchasing. Certain subsidiaries have their own insurance policy; the insurance subscribed at the Group level completes their civil liability coverage.

Subject to the customary exclusions in the insurance market and the sub-limits applicable to certain identified events, the Group believes that it has adequate insurance coverage both in terms of scope and of amount covered.

Main contracts

The contracts described below benefit a large majority of subsidiaries.

Civil liability

Gaz de France and its subsidiaries are covered by general civil liability insurance that covers the monetary consequences attached to liability for damages caused to third parties in the scope of their business, including the operation of classified facilities. This insurance includes a number of back-up lines of credit with higher lines of credit covering all subsidiaries. For Gaz de France alone, coverage begins once losses exceed a yearly self-insurance threshold of €8 million.

Property damage and complementary expenses / operational losses

The Group carries insurance that covers the risks of fire, explosion, equipment failure and natural events that may damage property either: owned, leased, or entrusted to the Group. The transmission and/or distribution networks are excluded from this coverage.

The insurance coverage caps are generally equal to the value of the insured property. However, for major concentrations of assets, they are determined on the basis of catastrophic scenarios estimated under the rules of the insurance market. For example, Gaz de France’s insurance policy for damage to industrial assets provides coverage up to €350 million for LNG terminals.

This insurance is generally complemented by coverage for additional operating costs, and in case of business interruption, a specific coverage is subscribed for resulting operational losses. The amount of this coverage is determined based on the length of unavailability of the damaged site and existing emergency plans (between 12 and 24 months, as the case may be).

Lastly, certain specific activities, such as Exploration — Production, benefit from coverage adapted to their risks, such as risks relating to guaranteeing the cost of overseeing wells and redrilling.

Other insurance

In addition to the above, the Group holds the following insurance policies:

•	an insurance program covering the liability of the corporate officers and executives of Gaz de France and its subsidiaries;

•	multiple-line office insurance (with a maximum covered amount of €100 million) and insurance for premises covering accidental damage and the owner, lessee’s or occupant’s liabilities;

•	insurance covering civil liability and, for certain companies, damage on vehicles;

•	insurance covering the transport of LNG by LNG tanker with a limit of €30 million per shipment;

•	maritime insurance covering ship owner’s liability (unlimited coverage except in case of war, with a $500 million limit) or charterer (with $500 million coverage), and pollution (with a $1 billion limit), and damage to the ships, up to their certified value; and

•	construction insurance for major construction sites, including coverage for damage to the structure and coverage for operating losses in the event of a delay in construction due to damages.

THE LEGISLATIVE AND REGULATORY ENVIRONMENT

Background

The production, transmission, distribution and supply of natural gas were nationalized by French Law No. 46-628 dated April 8, 1946 (the “French law of April 8, 1946”), which granted to Gaz de France a quasi-monopoly over these activities. This monopoly has evolved over time, mainly as a result of European directives aimed at creating inside the European Union a market for natural gas, most significantly by permitting customers in one Member State to purchase natural gas from alternative suppliers in the same or a different Member State.

The gradual opening of the natural gas market, which began in 1990, has been effected primarily through two European directives: Directive 98/30 dated June 22, 1998 (known as the “first gas directive”), and Directive 2003/55 dated June 26, 2003 (known as the “second gas directive”).

Under the first gas directive, only “eligible” customers — including those whose annual consumption of gas per site exceeded a certain threshold — were granted the right to choose their supplier. This first directive was implemented in France by French Law No. 2003-8 of January 3, 2003 (the “French law of January 3, 2003”).

The second gas directive repealed the first directive and strengthened the opening of the gas market by:

•	allowing all customers other than individual household customers (meaning customers who buy gas for their own domestic use) to choose their supplier beginning on July 1, 2004; and

•	allowing all customers to choose their supplier beginning on July 1, 2007.

The second gas directive was implemented in France primarily by French Law No. 2004-803 of August 9, 2004 (the “French law of August 9, 2004”), although some provisions of the directive had already been integrated into French law prior to the adoption of this law.

The two directives and their implementing laws (the French law of January 3, 2003 and the French law of August 9, 2004) also include provisions that guarantee non-discriminatory access to the principal infrastructure (gas transmission and distribution systems, LNG facilities and gas storage facilities), and that require the separation of the infrastructure activity of “integrated” companies (which are companies that exercise more than one gas activity) from production and supply activities, including separate accounting systems, separate management and in some cases, the creation of separate legal entities.

New law relating to the energy sector

The law relating to the energy sector No. 2006-1537 dated December 7, 2006, allows the merger between Gaz de France and Suez, and lays the legal framework for the liberalization of the French energy markets starting July 1, 2007. The material terms of that legislation, the new energy law, are summarized below.

Privatization Process and Relationship with the French State

The new energy law authorizes the French State to reduce its interest in the share capital of Gaz de France to below 50%, it being specified that the French State’s interest must exceed one-third of GDF SUEZ’ share capital. Pursuant to Article 39 of the new energy law, modifying Article 24 of French law No. 2004-803 of August 9, 2004, relating to the public service of electricity and gas and to gas and electric companies, Gaz de France was added to the list of French companies formerly operating in the public sector which may be transferred to the private sector in accordance with Law No. 93-923 of July 19, 1993, the French privatization law. The new energy law provides for the following material changes to the natural gas sector in France:

•	deregulation of the natural gas market, allowing consumers to select the provider of their choice;

•	certain consumer protection measures relating to the supply of natural gas;

•	the spin-off of natural gas distribution activities; and

•	the requirement that the share capital of the company managing the transport network can only be held by either Gaz de France, the French State or public sector organizations.

It is planned that the privatization of Gaz de France will occur by means of the industrial, commercial and financial cooperation agreement between Gaz de France and Suez that was signed on June 5, 2008.

This mode of privatization is made possible by the adoption of decree No. 2007-1784 dated December 19, 2007, issued as required by French Law No. 93-923 of July 19, 1993, authorizing the transfer from the public sector to the private sector of the majority of Gaz de France’s capital and by decree No. 93-1041 of September 3, 1993, as amended by decree No. 2008-80 dated January 24, 2008 issued as required by the French law of August 6, 1986, the 1986 privatization law. The objectives of the industrial, commercial, and financial cooperation agreement will then be published in the French official journal (Journal Officiel de la République française).

Pursuant to Articles 3 and 4 of French law number 86-912 dated August 6, 1986 relating to the terms for privatizations and decree number 93-1041 dated September 3, 1993, as modified, the transfer to the private sector of the majority of the share capital of Gaz de France through a merger may only occur upon the approval by the French privatization authority, the Commission des Participations et des Transferts, or CPT (the “Holdings and Transfers Commission”), of the financial terms of the transaction, the procedures followed and the choice of the acquiror.

An order of the French Minister of Economy, Finances, and Employment, based on the CTP’s favorable opinion will then determine the final terms of the transfer of control of Gaz de France to the private sector.

The merger, if approved at the shareholders’ meetings of Gaz de France and Suez, will effect the transfer of the majority of Gaz de France’s capital to the private sector.

Relationship of the new entity with the French State

In accordance with the new energy law, the French State will have to retain over one-third of Gaz de France’s share capital.

Due to the remaining interest of the French State in GDF SUEZ following the merger, the following rules will apply:

•	Representation of the French State on the board of directors: pursuant to the French law-decree of October 30, 1935 (as amended by the laws of July 25, 1949 and May 15, 2001), the State will retain a pro rata number of positions on the board of directors of GDF SUEZ. This number may not represent more than two-thirds of the total members, and should constitute a minimum of two board members.

•	Nomination of directors representing the State: such board members will be appointed by a ministerial order rather than by the shareholders.

•	Representation of employees on the board of directors: in consideration of the listing of Gaz de France on the list of French companies formerly operating in the public sector that may be transferred to the private sector, the French privatization law of August 6, 1986, will compel Gaz de France to amend its by-laws prior to the merger in order to permit the board of directors of the combined entity to have three directors elected by the employees of the combined entity and one shareholding employee director.

In accordance with the new energy law, the French Minister of Energy will designate a government commissioner as a non-voting observer on the board and committee meetings of GDF SUEZ and its transmission and distribution subsidiaries. Such observer will be entitled to present its opinions at any general shareholder’s meeting.

•	Pursuant to decree No. 2007-1790 dated December 20, 2007, issued in accordance with article 39 of the new energy law, modifying Article 24-1 of French law No. 2004-803 of August 9, 2004, the French State possesses a golden share of Gaz de France, which allows it to oppose, on a permanent basis, decisions relating to the sale of, the granting of security interests in, changes in operations and changes in use of certain types of assets of the company or its subsidiaries that could jeopardize essential interests of the French State in the energy sector with respect to the continuity and security of the energy supply in France. Pursuant to the decree and its annex, such assets are: the natural gas transport networks located on French territory, assets related to the distribution of natural gas located on French territory, the underground natural gas storage facilities located on French territory and LNG installations located on French territory. The French State could therefore prohibit the sale, granting of security interests in, changes in operations or changes in use of such assets.

In accordance with decree No. 93-1296 of December 13, 1993 implementing article 10 of French law No. 86-912 (as amended) relating to the terms of privatization and relating to certain of the rights attached to the French State’s golden share and decree No. 2007-1790, dated December 20, 2007, any transaction involving the sale or granting of a security interest in the assets enumerated in the decree No. 2007-1790 dated December 20, 2007 will have to be disclosed to the Minister of Economy, Finances and Industry. If after one month from the disclosure date, the Minister of Economy, Finances and Industry has not opposed the transaction by issuing an order published in the French official journal, the transaction will be deemed approved. The one month period may be extended for fifteen additional days by order of the Minister. Additionally, the Minister may waive this veto right. Should the Minister decide against a transaction, he will inform the company of his decision and of the motives for his decision. The decision may be appealed.

The loss of certain of the French State’s Rights

In addition, the French merger with Suez will result in the loss of certain supervisory rights formerly exercised by the French State as a result of Gaz de France’s status as a public company. These are: (i) economic and financial control by the government and verifications conducted by the Department of General Inspection of Finances (Inspection Générale des Finances), except if a decree was adopted pursuant to article 2 of French decree n° 55-733 dated May 26, 1955; (ii) veto rights over takeovers, and the increasing or elimination of our investments pursuant to French decree n° 53-707 dated August 9, 1953, and (iii) auditing by the organization approving the French State’s budget (la Cour des comptes) by virtue of articles L. 133-1 and L. 133-2 of the French Financial Jurisdictions Code.

Complete liberalization of the European energy market

In accordance with the principles set forth in the first gas directive and the second gas directive, the new energy law allowed each end-user in the French territory to choose its energy supplier starting July 1, 2007. End-users may opt to not exercise their right to choose from energy suppliers and continue to benefit from rates regulated by the French State.

The new energy law also sets forth the organization for the separation of distribution network construction, operation and maintenance activities and production and supply activities and required Gaz de France to transfer all the assets, authorizations, rights and obligations related to distribution network activities to a separate legal entity held by Gaz de France.

Consumer protection and the obligations of the public sector

The new energy law also instituted a special solidarity rate for domestic customers whose revenues are lower than a threshold set by the French State. The conditions of this solidarity rate will be specified by a decree of the French Conseil d’Etat, particularly for domestic customers residing in collectively heated buildings.

The new energy law also instituted a temporary regulated market adjustment rate for electricity applicable to end-users who exercised their right to choose suppliers by submitting a request before July 1, 2007. This rate is calculated to limit the impact of increases in electricity prices. Potential losses to suppliers are to be compensated by a fund managed by the Caisse des Dépôts. This rate, which is established by decree, may not represent more than 25% of the regulated rates. It is applicable for a period of two years. Article 16 of the new energy law provides that the rate is financed by a guaranteed compensation insured by: (i) the electricity producers running operations producing a power supply of up to 2,000 megawatts and (ii) the contribution to the public service of electricity (financed by all electricity consumers). Decree No. 2007-689 of May 4, 2007, concerning the compensation of expenses of the regulated transitory rate for market adjustment, sets the provisions for the enforcement of the compensation mechanism.

On June 13, 2007, the European Commission launched an investigation regarding alleged State aid in favor of medium- and large-sized French companies in the form of regulated industrial electricity rates set at artificially low levels. The investigation is aimed at regulated rates and regulated transitory rates for market adjustment.

Gas supply in France

Eligible customers

Under the provisions of the modified French law of January 3, 2003, since July 1, 2007, all customers, whether they be individual residential customers or not, have the right to freely choose, if necessary by an intermediary agent, their gas supplier. The effective implementation of this freedom to buy and sell has been made possible by the establishment of access rights to different infrastructures.

When a customer would like to exercise his or her right to choose, the transmission and supply contract, which had previously been entered into at a regulated rate, is automatically terminated. If, on the other hand, the eligible customer does not exercise the right to choose a supplier for a site, he or she preserves the natural gas supply contract in effect on the date he or she became eligible; the rate clauses in the contract will be applied, and if necessary, will be affected by the same changes as those applicable to regulated natural gas sales rates.

The French law dated December 7, 2006 instituted special solidarity rates offered by all the suppliers and constituting a public service obligation. A State Council decree detailed the special solidarity rate conditions, particularly for individual residential customers living in buildings with collective heating.

This law also introduced new consumer protection provisions: they particularly impose information obligations on the supplier primarily concerning termination conditions, contract modifications and billing policies.

Supply authorization

Successive gas directives have permitted the Member States to contextualize the supply of natural gas, meaning its sale to customers, with licenses. Directive 2003/55 applies to biogas and gas from biomass or other types of gas, to the extent that they are technically possible to inject and transmit, in complete safety, into the gas network. These provisions were transposed into French law by the law of January 3, 2003.

Supply licenses should meet the conditions of non-discrimination and transparency. Issuance criteria and procedures are made public and refusals must be substantiated.

In France, the French law of January 3, 2003 and Decree number 2004-250, dated March 19, 2004, provide for supply licenses to be delivered by the Minister of Energy according to the technical, economic and financial fitness of the applicant and the compatibility of the project with public service obligations. The Minister has a period of three months to rule on the full license application either by delivery or refusal. No answer constitutes a refusal. The licenses are nominative and non-assignable, but may, in the case of a change in operator, be transferred with the permission of the Minister of Energy. Before March 1 of each year, the holder of a supply license must provide the minister with information concerning its operations. The list of required information is set by ministerial decree. The license holder must revise certain information, such as technical and economic fitness, every three years.

Each license details the categories of customers the supplier may do business with.

Under a ministerial decree dated September 14, 2004, we were authorized to supply natural gas to the following categories of customers:

•	Non-domestic customers, either as a general interest mission or not;

•	Distributors;

•	Other natural gas suppliers; and

•	Domestic customers.

The Minister of Energy approves the regulated rates on the sale of gas to customers with the advice of the CRE.

The supply of gas at a regulated rate was established into local public service by the French law dated December 7, 2006.

Transmission and transportation — Storage — Regasification of natural gas in France

According to European Directive 2003/55, transmission activity is defined as the transmission of natural gas by a high pressure pipeline intermediary. It is situated upstream from distribution activity and is designed for the transmission of natural gas through the intermediary of a national or regional network (as is the case in France) of pipelines up to the supply to a customer, but not including supply itself.

Storage facilities, according to the directive, are held or used by companies exercising an activity in the natural gas sector, and in practice, optimize the supply of gas taking into account consumption fluctuations, and are an essential way of guaranteeing public service obligations such as the supply safety.

European Directive 2003/55 provides for the designation of transmission network and storage facility managers and details their missions: transmission network and storage facility management companies must operate, maintain and develop solid, viable and efficient installations and must guarantee that the transmission network and storage of natural gas allows for the functionality and safety of the interconnected network.

To ensure the independence of the network manager, we have separated transmission network operation management activities from supply and production activities, in conformity with the requirements of Directive 2003/55. Transmission network management is provided by a legally distinct entity, GRTgaz, held by Gaz de France, but independent from the Group.

Construction and operation of natural gas pipelines

The French law of January 3, 2003 provides that construction and operation of natural gas transmission pipelines must be licensed by the Minister of Energy based on a public enquiry concerning the economic, financial and technical fitness of the applicant, the compatibility of the project with the principles and missions of public service, the protection of the environment, as well as the safety of natural gas transmission pipelines and the networks or installations to which they are attached. A license gives its holder the right to occupy the public domain and may open the right to the application of specific easements for pipeline construction work. The licenses are nominative and non-assignable without the authorization of the administration. Natural gas transmission license holders exercise their missions in conditions set forth in the license and by the attached general conditions.

The general conditions must conform to standard general conditions approved by the decree dated January 15, 1952, and since modified by Decree number 2003-944, dated October 3, 2003. General conditions principally define the general use of concession works, detailing the priority of customers to connect, the conditions in which the transmission network is established and the public service obligations imposed on the transporter.

This licensing system was established by French law number 2001-1276, dated December 28, 2001, a finance law amended in 2001, and succeeded a concession system granted by the State, at the time the owner of the network. In 2002, we purchased the transmission network from the State, which we have operated and owned since that time. We were given transmission authorization on June 4, 2004, which was transferred to Gaz de France Réseau Transport on January 1, 2005, which became GRTgaz in application of article 12 – III of French law number 2004-803, dated August 9, 2004.

Transportation

Directive 91/296, dated May 31, 1991, established a natural gas transportation system between the large high pressure natural gas networks and compiled a list of entities responsible for them. This directive defined transportation as a transmission activity which crosses at least one intra-community border, the network of origin or destination having to be situated within the European Union. It also provided that the realization of transportation operations necessitated the entering into of transportation contracts between the network managers and with, if applicable, the import and export of natural gas by a managing entity into the Member States concerned.

Directive 2003/55 overruled the provisions of Directive 91/296 effective July 1, 2004; however, contracts previously entered into and in effect at this date continued to be valid and could be implemented according to the provisions of Directive 91/296.

Article 7.1 of the French law dated January 3, 2003 and Decree number 2005-877, dated July 23, 2005 provide that, under certain conditions, new large gas infrastructures (such as those permitting the interconnection of transmission networks between Member States, and those relating to LNG storage facilities) may be derogated from the provisions for third party access.

The French law dated January 3, 2003, also provides, especially with respect to transportation, for the possibility of derogations regarding network rates and conditions of use.

Regasification operations

Authorization is not necessary for access to LNG regasification activities. At the same time, an LNG terminal constitutes a classified installation for environmental protection (Seveso facilities) and, with this in mind, operation is subject to specific prefectoral authorization.

Storage

According to the French law of January 3, 2003, research, creation, testing, installation and operation of natural or artificial underground cavities or natural formations with characteristics required for sealed reservoirs with the aim of storing natural gas, or liquid, liquefied or gaseous hydro-carburant, (hereinafter “underground storage”) falls within the competence of the mine concession system in the mining code. This system provides notably that underground storage research work may be performed either by the owner of the property or, without his or her agreement, on authorization by the Minister of Mines or the holder of an exclusive research permit.

Underground storage can only be done by concession which determines the perimeter and geological formations to which it applies. Concessions are issued by State Council decree following a public enquiry and competitive bidding. Renewal of prior concessions for storage may be given to a holder, without competitive bidding, if the requested geological formations are included in the perimeter of the previous authorization.

Holders of underground gas storage concessions must ensure their operations are compatible with the safe and efficient functioning of interconnected natural gas networks.

The French law of August 9, 2004, and Decree number 2006-1034, dated August 21, 2006, set priority conditions for access to storage. A hierarchy is determined between, in descending order, the proper functioning and balance of transmission networks, supply to domestic customers and to non-domestic customers, who ensure general interest missions or whose contract does not provide for interruptible supply and finally, the realization of legally imposed public service obligations. (See also regulation dated February 7, 2007 relating to storage profile and unitary rights).

The Decree dated August 21, 2006 most notably details attribution conditions and allocation of access rights for storage capacity and apportionment of storage capacity.

It also imposes the stockpiling of reserves on the authorized supplier or its agent, in that it must possess on October 31 of each year, a quantity of gas sufficient to supply its customers from November 1 to March 31. This holding of reserves may be complimented by other instruments. In the event that these obligations are not respected, administrative and financial penalties are levied in accordance with the French law of August 9, 2004.

Distribution in France

The second gas directive defines distribution as the transmission of natural gas through local or regional networks of gas pipelines for the purpose of supplying both professional and domestic customers, but not including the actual supply. In practice, it covers activities of development and operation of the distribution network and transmission through that network, as well as the delivery of natural gas.

Articles 1 and 3 of the French law of April 8, 1946 granted Gaz de France a monopoly over distribution in France, which today covers nearly all of the 9,202 local municipalities served by Gaz de France, subject to two main exceptions:

•	first, as provided under the Article 23 of the 1946 Law, in areas where gas distribution was operated in 1946 and has continued to be operated since 1946 by publicly-owned operators (i.e., operators owned by local public authorities). These non-nationalized distributors are also permitted to grow their activities to include adjacent municipalities if they are not already served by a gas distribution network (article 88 of the French law dated February 6, 1992, modified relative to the territorial administration of the Republic); and

•	second, as provided under amendments to the 1946 Law adopted on July 2, 1998. This law established a national servicing plan listing the municipalities — or groups of municipalities — where there was no existing gas distribution network. We and/or other operators could apply for gas distribution concession arrangements with municipalities to create new gas distribution networks. Municipalities not on the servicing plan or those in which the servicing work was not done within three years could be serviced by a distributor of their choice, in objective and non-discriminatory conditions and subject to approval by the Minister of Energy (article L.2224-31 III of the General code of territorial municipalities, in French the “CGCT”). French law number 2005-781, dated July 13, 2005, removed the servicing plan that had been in place since 2000, and municipalities not serviced in gas were then free to choose their public distribution operator.

In decision number 2006-543, dated November 30, 2006, the Constitutional Court noted the foundations of this organization.

The transfer of Gaz de France’s distribution activity to a subsidiary became effective on December 31, 2007. GrDF, the subsidiary, benefits from the distribution monopoly transferred to it.

Concession system

Natural gas distribution is considered a municipal public service under French law (municipalities or cooperative public bodies mentioned in article L.2224-31 of the CGCT). Distribution networks are operated by the distributor under concessions granted by municipalities or groups of municipalities.

On December 31, 2007, we had 6,253 gas distribution concession arrangements with 9,099 municipalities in France.

These concession agreements are of two types:

•	contracts entered into before 1994, and conforming from their origin to the typical agreement conditions approved by decree n° 61-1191 dated October 27, 1961,

•	contracts entered into after 1994 (making up 71% of our agreements), and referring to the conditions established jointly between the National Federation of Concession Granting Municipalities (“FNCCR”) and Gaz de France in 1994 and revised in 2007.

The key elements of these concession agreements are as follows:

•	Operation of the distribution service. Under the concession agreement, the municipality grants exclusivity to the distributor in the territory covered by the agreement to build and operate infrastructures.

•	The municipality may also construct the structures used for the concession.

•	The concessionaire is responsible for the construction and operation of the infrastructure at its own expense and at its own risk. In return, it is authorized to collect from the users a price designed to compensate it for the obligations it assumes. Failure to meet these obligations would expose the concessionaire to contractually specified penalties.

•	Concession fees and distribution of the costs of the concession. The concessionaire pays the municipality both concession royalties and public domain occupancy fees as specified in Articles L. 2333-84 et seq. and R. 2333-114 et seq. of the General Code of Territorial Communities.

•	The concession royalties include two components: (i) a component related to operations, which is intended to cover the municipality’s costs, relating primarily to its oversight obligations, and (ii) a component related to investments, as the municipality that grants the concession may construct a portion of the infrastructure and provide that infrastructure to the concessionaire.

•	Concession assets. The concession agreement provides that the distribution network infrastructure is the property of the relevant municipality as soon as it is built, while construction costs are borne by the distribution network operator. The operator is granted the exclusive right to use the infrastructure during the term of the concession. This ownership for the benefit of municipalities was confirmed by the Law of December 7, 2006.

•	Duration of the concession. The concession agreement is, by nature, limited in term: the term of the concession agreements between local municipalities and Gaz de France is generally set between 25 and 30 years. The circumstances under which the concession agreement may be terminated before its stated expiration date are strictly limited to specified situations, and in any event may not occur before half of the concession term has expired. Termination requires two years’ advance notice, as well as indemnification of Gaz de France by the concession grantor.

Third party access to infrastructure in France

The right of access by third parties to the transmission and distribution network was given to grant eligible customers in a Member State the right to choose their supplier in the same Member State or in another Member State.

French law provides for the possibility of derogations to general commercial conditions and usage rates for the transmission and distribution network and for LNG facilities as justified by particular procedures of facilities usage, especially with regard to transportation. Other derogations may be granted by the Minister of Energy for new LNG infrastructure, storage or interconnection between transmission networks, after receiving the opinion of the CRE, the European Commission may require modification or cancellation of this derogation decision.

Access procedures to the transmission and distribution network and LNG storage facilities

The French law of January 3, 2003, provides eligible customers, suppliers and their agents, the regulated right to access natural gas transmission and distribution structures and LNG facilities, including installations that supply auxiliary services.

On the one hand, this right is provided to ensure the supply of natural gas to eligible customers, and on the other hand, to allow the execution of natural gas transportation contracts between the large high pressure gas transmission networks in the European Economic Area.

Directive 2003/55 also provides Member States all necessary measures to permit natural gas companies and eligible customers to obtain access to upstream pipeline networks, meaning pipelines or networks operating or constructed in the context of oil and gas production, or used to transmit natural gas from one or more production sites to a plant, treatment terminal or end terminal.

The refusal of an operator to enter into a contract giving access to its transmission and distribution network or LNG facilities must be fully grounded and notified to the applicant and the CRE. It can only be fully grounded if:

•	Capacity on the network is insufficient;

•	Justified by technical reasons;

•	Access to the network in question makes it impossible for the operator to carry out its public service obligations; or

•	Prior temporary derogation is granted by the CRE if access to the network could cause serious economic and financial difficulties for the operator in the context of the execution of its take-or-pay contracts, to the extent that the change to its outlets could not reasonably be predicted at the time of the entering into of its contracts.

To technically ensure access to transmission and distribution networks and LNG facilities, the transmitter or distributor uses natural gas movement programs put in place by suppliers. In the context of this mission, the operator must ensure the balance of the flow of natural gas at any given time and the safety and efficiency of its network, taking into account the technical constraints applying to it. It must also ensure the availability and operation of services and necessary reserves for network operation and interconnection, and institute necessary verifications. All operators using transmission and distribution networks, natural gas storage and LNG facilities and every supplier using any of these, is required to provide other operators with necessary information to ensure the working order of the interconnected network and storage.

Transmission and distribution network management and LNG and storage facility management operators must abstain from any discrimination between users or categories of users regarding the structures or facilities that they operate.

As it concerns storage, Directive 2003/55 provides regulated or negotiated access to storage facilities for efficient access to the network with the aim of supplying customers, and if necessary, for technical or economic reasons. The French law of August 9, 2004, retained the principle of negotiated access between the authorized supplier and the storage operators, with the storage operators being obliged to publish the general conditions for the use of storage. The notion of storage facility is extended to include gas in pipelines, but not auxiliary services or the temporary LNG storage infrastructure needed in the regasification process and its final delivery to the transmission network.

The French law of August 9, 2004, established the grounds for refusal of access a storage facility:

•	A lack of capacity or technical reasons pertaining to the integrity and safety of storage facilities;

•	An order of priority set by the Minister of Energy to ensure the respect of public service obligations; or

•	Proof that access is not necessary with regard to the technical or economic plan for efficient supply of customers in the conditions of the contract.

Decree number 2006-1034, dated August 21, 2006, which sets the guidelines for general storage usage, outlines the determination and the attribution of access rights and storage capacities as well as the repartition and allocation of storage capacities.

The supply of eligible customers may also be done by direct delivery, the determination of the provision conditions of any necessary authorization in the context of construction or operation of direct delivery is done by the Member States. Direct delivery in France concerns legal transmission regulation. Directive 2003/55 and the French law dated January 3, 2003, provide that Member States may make the authorization to construct a direct delivery conditional to a network access refusal or the opening of procedural dispute resolution.

The transmitters and distributors of natural gas, the operators of LNG facilities and natural gas storage concession holders must detail and make public a set of technical requirements concerning the design and operation of connections to its facilities.

Non-discrimination, confidentiality and separation of accounts

According to the provisions of the French law of August 9, 2004, network management activities are to be exercised in accordance with a “code of conduct” to avoid the risks of discriminatory practice with regard to third party access to transmission and distribution networks. As it applies to transmission and distribution of natural gas, the application of this code was the object of a 2007 annual report written and made public by each network management company and addressed to the CRE. The CRE annually publishes a report on compliance with the code of conduct of these concerned entities. Its last report on compliance with the code of conduct by transmission and distribution network managers was published in December 2007.

The confidentiality of every operator using the transmission or distribution structures, natural gas storage or LNG facilities is preserved concerning all information the communication of which would impair fair competition. A list outlining these types of information was determined by decree. The operators concerned must inform the CRE of measures taken in this effect. The violation of these obligations is penalized by a fine.

Every company operating one or more activities in the natural gas sector must hold separate accounts for natural gas transmission, distribution, and storage of natural gas, operation of LNG facilities and all other activities outside of natural gas, in its internal accounting. In addition they are required to hold separate accounts for gas supply activities of customers who have exercised their eligibility on the one hand, and those that have not exercised it on the other. An operators’ imputation rules must be approved by the CRE as well as account perimeters and the principles of account dissociation. These accounts are not published.

Creation of subsidiaries for natural gas transmission and distribution network management

Under the provisions of Directive 2003/55, if the manager of a transmission or distribution network, combined network of several transmission structures and/or distribution or transmission assets and/or distribution and storage and/or LNG, is part of a vertically integrated company like the Group, it must be made legally independent from the organization and decision making process of the entities managing the other activities, in particular production and supply. The directive contains provisions guaranteeing the independence of transmission and distribution network managers. However, the text recognizes the rights of economic supervision and management of the integrated company. These provisions were transposed in France by the French laws of August 9, 2004, and December 7, 2006, imposing the creation of subsidiaries for natural gas transmission and distribution activities, until that time managed by the Group. This creation of subsidiaries was realized and took effect on January 1, 2005 for transmission activities (creation of GRTgaz) and December 31, 2007 for distribution activities (creation of GrDF).

The French law dated December 7, 2006, provides for the designation of a government commissioner charged with attending board of directors meetings and committee meetings, without the right to vote, of both the transmission (GRTgaz) and distribution (GrDF) network management subsidiaries. This commissioner may present observations at any general meeting.

Regulation and verification of the application of natural gas specific rules

To arbitrate disputes that may arise between operators on the competitive open market, Directive 2003/55 provides, in addition to the general control of the European commission on the application of community law, for one or several authorities and independent agencies appointed by each member state to be assigned assurance of non-discrimination, effective competition and the efficient operation of the market. To this end, they survey the correct application of regulations relative to the management and attribution of interconnection capacities, network congestion remedy devices, the time necessary for the managers to carry out a connection and repair of the network.

In France, the regulation is implemented in two ways. On the one hand, the CRE was established as an administrative and independent gas and electricity sector regulatory authority, and on the other, the Minister of Energy has been given certain rights in terms of verification and penalties. The local municipalities, in their capacity of licensing authority, may also exercise these verifications on the execution of obligations from the general conditions of the distribution concession.

Rates

Regulated rates for electricity and natural gas

In France, regulated rates for gas are, as was the case in the past, set by the Ministers in charge of the economy and energy upon the opinion of the CRE.

In addition, the French State approves access rates with respect to certain infrastructures (transport and distribution networks, LNG terminal) upon the proposal of the CRE.

French law number 2005-781, dated July 13, 2005, as amended by law number 2008-66, dated January 21, 2008, sets forth the rules pursuant to which end customers may benefit from regulated rates.

Prior regulations mainly resulted from the July 13, 2005 law, as restated in French law number 2006-1537, dated December 7, 2006, which was approved by the Constitutional Court on November 30, 2006. The Constitutional Court has sought to progressively eliminate regulated rates, based on the principle that customers who moved into a site at which the preceding occupant had asserted its eligibility for regulated rates and occupants of new service sites should not benefit from regulated rates.

These regulations were modified in part by French law number 2007-290, dated March 5, 2007, instituting a right to housing enforceable against the state and relating to various social cohesion measures, which also modified the July 13, 2005 law. The March 5, 2007 law sets forth that new energy consumption sites that are linked to the transportation and distribution networks prior to July 1, 2010 may benefit from regulated rates.

The January 21, 2008 law further expanded the scope of potential regulated rate beneficiaries, while limiting the period during which the new regulations apply.

With respect to gas, as is the case with electricity, domestic end customers (and, with respect to electricity, non-domestic end customers subscribing to electrical power equal to or less than 36 kVa) may benefit from regulated rates if they so request prior to July 1, 2010, subject to the condition that they have not themselves exercised their eligibility for the site in question.

Gas consumption sites linked to the distribution networks prior to July 1, 2010 may also benefit from regulated rates, as is the case for new electricity consumption sites pursuant to the March 5, 2007 law. However, unlike electricity, this possibility does not extend to sites linked to the transportation network or non-domestic customers. Domestic electricity end customers that have exercised their eligibility may request to benefit anew from regulated rates, at least six months aver having chosen market prices, if such request is made prior to July 1, 2010.

New electricity specific rates

Article 15 of the Energy Sector Specific Law provides for the creation of a “market adjusted transitory regulated rate” for electricity reserved for customers who have exercised their eligibility right and who have opted for this rate before July 1, 2007. This rate was established by an order to compensate for the rise in electricity prices paid by certain eligibility exercising customers and cannot exceed 25% of the regulated rate. It applies for a period of two years. Article 16 of the same law provides that this rate should be financed by a compensation ensured by: (i) nuclear and hydraulic energy producers with total installed power greater than 2,000 megawatts and (ii) a public service electricity contribution (financed by all electricity consumers). Decree number 2007-689 dated May 4, 2007, relating to the compensation of expenses of the market adjusted transitory regulated rate set forth the application conditions of the compensation mechanism.

The European Commission opened an examination procedure regarding State aid presumably in favor of mid and large sized companies in France, with artificially low regulated industrial energy rates. This procedure examines regulated rates and market adjusted transitory regulated rates.

The Energy Regulation Commission (the “CRE”)

The CRE is an independent administrative authority created in 2000 to regulate the electricity sector in France and whose activities were extended, by the French law of January 3, 2003, to the regulation of gas activity. The CRE’s by-laws, like those of any independent administrative authority, guarantee its autonomy and impartiality and the necessary means to function. The CRE is not, however, a corporate body.

The French law dated December 7, 2006, modified the composition — strengthening parliamentary control — and the organization of the CRE, giving it a dual nature: a disputes and penalties committee was added to its original panel.

The CRE assists — for the benefit of the end customer — in the orderly operation of the natural gas (and electricity) market ensuring that access conditions to various networks do not hinder the growth of competition. Beyond its general jurisdiction, the CRE has been given more specific functions.

Rate functions

The CRE proposes usage rates for the transmission and distribution networks and LNG facilities to the Ministers of the Economy and Energy. Since the French law dated July 13, 2005, the ministerial decision is deemed acquired, without opposition of one of the ministers within the two months following the reception of the CRE’s proposals. The CRE also advises on regulated natural gas sales rates. It advises for derogations, in accord by joint decree of the Ministers of Energy and the Economy, transmission and distribution network usage rates and LNG facilities rates as well as the general commercial conditions for the usage of structures. It also advises the minister on derogations he or she could grant allowing access to new infrastructure.

Right of access to the network and to investment functions

The CRE is the guarantor of the right to access the natural gas network. It is also consulted before regulatory projects relating to access to natural gas transmission and distribution structures and to LNG facilities. The network operators and the operators of LNG facilities must communicate the general usage conditions of their structures and facilities to the CRE. In the event of the refusal of access to a natural gas transmission and distribution structure or an LNG structure justified by a lack of capacity or difficulties with the applicant’s installation and connection to the network, the CRE may request that an operator proceed with the necessary improvements if they are economically justified or if a potential customer indicates that it is committed to bearing the cost.

Finally, since the French law dated December 7, 2006, the CRE approves the investment programs of transmitters and ensures the realization of the investment necessary for the development of the networks.

The CRE (in fact, the committee on dispute and penalty resolution created by the French law dated December 7, 2006) may be called upon in the event of a dispute about network access between operators and users of natural gas transmission and distribution structures, between the operators and users of LNG facilities or in a storage dispute. It has vast information gathering and fact finding powers. Its decisions may include fines or penalty payments.

Separation of accounts functions

After consulting with the Competition council, the CRE approves the separation of accounts principles proposed by integrated companies, to ensure that there is no discrimination, cross-subsidy or impairment to competition. The separate accounts established following these principles are submitted annually. The CRE has regulatory power in this domain.

The CRE also has the right of access to accounting and economic, financial and social information of companies exercising an activity in the gas sector, where its missions are concerned. The CRE also has the power to verify the charges accounted for by operators for its calculation of the regulated rate.

Independence of network managers function

According to the French law of August 9, 2004, the CRE delivers a reasonable preliminary opinion in the event of a revocation of anyone involved with the general management of a transmission or distribution network. Each year it delivers a report on a network manager’s compliance with the code of conduct, evaluating their independence and if necessary, proposing measures to guarantee their independence.

Transaction surveillance functions

The CRE has been given the power of surveillance over transactions made on the organized natural gas markets as well as cross-border exchanges. The CRE is also in charge of surveillance of transactions between suppliers, agents and producers. It ensures the coherence of producers’ offerings and their economic and technical constraints.

Penalty powers

The CRE may temporarily forbid access to the transmission and distribution networks as well as LNG and storage facilities for a period not to exceed one year, or impose a financial penalty on a natural gas transmission or distribution operator using LNG or storage facilities or the users of these networks and facilities if any of these do not conform to CRE decisions made:

•	following a breach of a legislative or regulatory provision relative to access to networks or facilities and their usage;

•	following a breach of imputation rules, accounting perimeters and principles determining the financial relationships between the accountably separate activities that it had approved;

•	for payment in a dispute tied to access to the networks or facilities and their usage; and

•	following a breach of obligations concerning the communication of documents and information or obligations to provide access to accounts, and economic, financial and social information necessary for the CRE to exercise its verification mission.

The financial penalty that may be incurred in these cases is not to exceed 3% of before tax revenue in the previous financial year, increased to 5% in the event of a further violation of the same obligation.

Regulatory power

The French law dated December 7, 2006, extended the powers of the CRE to include regulatory power in the gas sector. The CRE may now outline rules concerning the missions of transmission and distribution network managers and managers of LNG and storage facilities. It may also outline rules regarding connection conditions to the transmission and distribution networks and usage of these networks and LNG facilities. The same regulatory power extends to the entering into of gas sales contracts for transmission and distribution network managers’ own consumption, as well as accounting rules (perimeter of activities being the object of an accounting separation, imputation rules concerning separated accounts, and principles determining the financial relationships between separated activities).

To exercise its powers, the CRE has the right of access to information from infrastructure managers and fact finding powers.

The Minister of the Economy and the Minister of Energy

Gas companies are required to address all data relevant to their activities, the list of which is set by decree, to the Minister of Energy in application of the French law dated January 3, 2003.

In addition, the Ministers of the Economy and Energy have the right of access to information and fact finding powers with regard to gas companies similar to that of the CRE, in order to exercise missions conferred to them by law. These fact finding missions are realized by civil servants and authorized officials. The Minister of Energy and the CRE may, if necessary, appoint a domain expert.

The Minister of Energy may impose financial penalties or pronounce the retraction or suspension for up to one year of the natural gas supply license or transmission license, upon finding a breach of the provisions of the law relative to natural gas network access, transparency and regulation of the natural gas sector, obligations to public service, supply security, transmission and distribution of natural gas or the application of regulatory provisions and specific requirements set forth in the licenses themselves.

Financial penalties may also be imposed on underground natural gas storage concession holders in the case of non-respect of the general concession conditions and the provisions of the previously mentioned French law dated January 3, 2003, as they are applicable to storage. The holder of a storage concession may have his concession revoked — in application of the mining code — if it compromises the accomplishment of its public service missions.

The Minister of Energy regulates and makes public a multi-year plan describing the likely changes in the national demand for natural gas and its geographic repartition as well as planned investments to complete the natural gas supply network’s infrastructure. This plan presents the likely change in the contribution of long-term supply contracts to the French market over the next ten years, and is the object of an annual report presented to Parliament.

The Ministers of the Economy and Energy have the power to decide on infrastructure usage rates, with the exception of storage, and the sale of gas, in statutory conditions (rates said to be regulated).

The National electricity and gas public service observatory

This organization, created by the Economic and social council, examines implementation conditions in the public services of electricity and gas. It advises on any question falling into its jurisdiction and formulates propositions that are then made public. Each year, it provides Parliament and the government with a report on the change in gas and electricity sales rates for each type of customer.

The National electricity and gas public service observatory is made up of representatives of each category of customer, licensing authorities, local municipalities with non-nationalized distributors (article 23 of the French law dated April 8, 1946), trade union representatives from EDF and other operators in the electricity sector, from the Group and other operators in the gas sector, other associations in the economic and social domain and local and national elected officials.

Other regulations or conventions with an impact on activity in France

Management of public service

Article 16 of the French law of January 3, 2003, imposes public service obligations on natural gas transmission and distribution network operators, operators of LNG facilities, suppliers and distributors of natural gas, and concession services of underground natural gas storage.

These obligations concern the safety of people and structures, continuity of gas supply, supply security, quality and price of products and services, protection of the environment, energy efficiency, development of territorial balance, the supply of gas as a last resort to non-domestic customers, general interest missions and maintenance of supply to underprivileged customers. It also involves the supply of gas at special solidarity rates. These vary according to the different categories of operators in the conditions set by Decree number 2004-251, dated March 19, 2004. Public service obligations are detailed by supply or natural gas transmission licenses, underground natural gas storage concessions or general concession conditions and payment of distribution accounts.

The public service contract

The objectives and the implementation procedures of our public service missions is contained in a public service contract in application of article 1 of the French law dated August 9, 2004.

The contract, entered into on June 10, 2005 and approved by our board of directors on March 22, 2005, details our public service obligations and accents some of them, such as supply security and the continuity of supply or industrial safety. It also contains provisions relative to facilities that must be in place for the operator to ensure access to its customers (including underprivileged customers) to the public service as well as research and development policy from environmental protection to balanced territorial development and the improvement of service. In addition, it sets the multi-year principles of change for regulated rates on the sale of natural gas.

A new public service contract is in the process of being negotiated.

Entry into markets

Our purchases concerning infrastructure activities that exceed the community threshold established by Directive 2004/17, dated March 31, 2004, on the coordination of entry procedures into the water, energy, transportation, and postal services sector and transposed into French law by ordinance number 2005-649, dated June 6, 2005, and Decree number 2005-1741, dated December 30, 2005, are subject to market entry procedures with a call to competition. These thresholds are €412,000 for the public supply and services markets, and €5,150,000 for public works markets (values do not include tax).

The community entry procedure of these public markets requires the publication of a market notice, a call to competition between candidates, and the awarding of a contract based on objective and non-discriminatory pre-defined criteria.

Electricity supply authorization

We exercise the activity of purchasing electricity to resell it to eligible customers conforming to the provisions of Decree number 2004-388, dated April 30, 2004. On September 13, 2004, we received the documentation necessary under article 2 of this decree, allowing us to exercise the purchase of electricity for resale to eligible customers for a period of five years following the declaration addressed to the Minister of Energy on June 15, 2004.

BUSINESS OF SUEZ

The discussion below should be read together with Suez’ Annual Financial Statements as of December 31, 2007, 2006 and 2005 and for each of the years then ended (the “Annual Consolidated Financial Statements”).

A.  General information

Suez is a société anonyme, a joint stock company, established under French law until December 31, 2040. Suez is governed by the French Business Code and décret no. 67-236 of March 23, 1967. Suez is registered in the Registre du Commerce et des Sociétés de Paris, the Commercial and Companies’ Register of Paris, under reference number SIREN 542 062 559 R.C.S. Paris. Suez’ registered office is at 16, rue de la Ville l’Evêque, 75008 Paris, France, telephone 33-1 40 06 64 00. Suez’ agent for U.S. federal securities law purposes is Hall B. Clark, Jr., General Counsel, Suez Energy North America, 1990 Post Oak Boulevard, Suite 1900, Houston, Texas 77056.

B.  Business overview

VISION AND STRATEGY

Suez provides services that respond to the basic needs of its diverse customer base.

Suez responds to the needs of local municipalities, consumers and businesses that are facing new demands due to population growth, urbanization, improved standards of living, and environmental protection. The Suez Group’s subsidiaries respond to this challenge every day at the local level, with partnerships based on performance, innovation, and the exchange of ideas. Their technical and managerial expertise enables them to control energy consumption, limit the release of greenhouse gases, preserve natural resources, and give access to sanitation services, while providing strict control of risks that could affect the health and safety of local populations.

Suez has a special talent for conceiving, designing, implementing, and managing systems and networks in each of its businesses that best meet the needs of its customers: businesses, local governments, and individuals. Suez strives to bring them the innovative and customized solutions they expect.

Accordingly, the Group’s growth “relies on” the skills and experience of its staff. This is demonstrated by the many recommendations that they receive, a diverse services offering based on its extensive know-how, and on the financial and geographical flexibility resulting from recurring cash flows and its international network.

In both its energy and environment sectors of activity, Suez holds first tier market positions:

•	in the Energy sector, Suez is a major participant, with a reputation for expertise in various segments of the value chain, from electricity generation to energy trading and support activities, transport and marketing of electricity and natural gas, management of transport and distribution networks, services including construction and operation on the sites of cogeneration units, technical management of facilities owned by customers, optimization of systems, and engineering activities;

•	in the Environment sector, Suez is a major participant in water-related services. It designs and manages the production and distribution of systems for drinking water and the treatment of wastewater, performs engineering activities, and supplies industrial companies with a wide range of services. Suez is also a world-class player in waste management for municipal customers and businesses. Its capabilities cover the entire value chain: collection, sorting and recycling, incineration, landfill — and the majority of categories of waste, both hazardous and non-hazardous.

Suez believes that its diversified customer base constitutes the basis for ongoing business with a potential for organic growth greater than that of the GDP.

Suez provides services to two main customer segments:

a)  Municipal and individual customers

Changes in public policies, national regulations, and increasing urbanization are determining factors for the market potential for the Suez Group over the long term.

Demands from the private sector are growing as markets deregulate, public authorities become aware of the limitations of their resources and specialized knowledge, and environmental regulations regarding water and waste services become stronger. These demands on the private sector may take the form of privatizations, concessions, or operating and maintenance contracts. The same situation holds true for many communities and international institutions that are striving for greater efficiency, in the form of prices more in tune with economic realities, a superior level of service, and an increase in the population served.

Suez believes that these markets have tremendous potential for long-term development.

In the Energy sector, ongoing deregulation in Europe made all residential customers eligible starting July 1, 2007, which will provide opportunities for commercial growth. In addition, significant investments in energy infrastructure (for electrical production, electric and gas networks, and LNG terminals) will be necessary in coming years to keep pace with demand and continue with the replacement of the oldest facilities.

With regard to the Environment, delegation of the management of water-related services and the collection and treatment of waste to the private sector remains generally confined to Europe and the United States. European environmental standards, which are among the world’s most advanced and rigorous, continue to generate a growing demand for comprehensive, sophisticated, and dependable services. On the international front, the long-term requirements are enormous, but the guiding principles for public/private partnerships have not yet been worked out.

As indicated in the Camdessus report3, the private sector can play a role in the resolution of this international problem only if solutions are found that avoid excessive risk-taking to the detriment of operators and ensure that public authorities are in a position to honor their contractual commitments, especially those relating to charges.

b)  Business customers

Customers in the industrial and service sectors often seek customized solutions which Suez is well equipped to offer in its areas of specialization.

Suez offers all of the following:

•	basic products and services, including electricity, gas, water and waste management;

•	a wide range of specialized services, which include the treatment of hazardous industrial waste, the design and supply of water treatment facilities, electrical and mechanical facilities, and air conditioning expertise; and

•	management services for industrial, commercial and service facilities, ranging from maintenance to complex outsourcing activities.

Suez believes that the market for providing services to businesses will continue to grow in the coming years; the rate of this growth will be correlated with the soundness of national economies. The development of activities that businesses delegate to their service providers shows several marked trends:

•	the increasing trend from simple maintenance services to more complex services, such as facilities management and complete waste management;

•	the necessity for the service provider to commit itself to the achieving the desired result and not just taking due care;

3 Report of the international task force on the financing of global water infrastructures, March 2003.

•	the sharing, and even the transfer, of all or part of the industrial risk (outsourcing); and

•	opportunities related to the continued opening of new energy markets.

Suez offers both multi-site, due to its international presence, and single-service or multi-service depending on the customer’s requirements. In this case, they may, for example, include the supply of ultra-purified water by Ondeo, electricity, gas and heat by Suez Energy Europe and Suez Energy International, waste incineration and treatment by SITA, the provision of industrial services by Fabricom, facilities management, or on-site management of energy production by Elyo.

Suez Group Organization

Suez is organized in four operational branches in its two lines of business, Energy and Environment.

•	the Suez Energy Europe (SEE) division includes all gas and electricity activities in Europe;

•	the Suez Energy International (SEI) division is in charge of Suez gas and electricity activities outside Europe;

•	the Suez Energy Services (SES) division handles all Suez multitechnical services activities;

•	the Suez Environment division incorporates all Suez Group activities in Water and Waste Management.

Please also refer to Note 32 to Suez’ Annual Consolidated Financial Statements which discuss the main consolidated companies included in each operational division.

Business Activity Growth

In 2003, SUEZ implemented a plan to improve profitability and strengthen its financial balances, and in 2004, it completed its shift in focus to two fields, energy and the environment, and began to implement a strategy of profitable organic growth centred on its two core businesses.

In 2005, Suez continued this integration, and successfully launched a combined public offering in cash and shares for Electrabel on August 9, 2005. As a result of this offer, the subsequent purchase of 59.6%, and the minority buy-out closed on July 9, 2007, Suez owns 100% of Electrabel.

In 2006 and in 2007, Suez continued to deploy its profitable development strategy throughout all its activities. Revenues were €47.5 billion in 2007 and €44.3 billion in 2006.

Since early 2006, Suez has been preparing for the merger between Suez and Gaz de France which was approved, in principle, by the Suez Board of Directors on February 25, 2006, and by the Gaz de France Board of Directors on February 26, 2006. The preparation continued throughout 2007.

This project is a natural extension of existing cooperation between the two groups who have been in discussions since the end of 2005.

The projected transaction is taking place during a climate of radical, fast-paced changes to the energy sector in Europe. It highly corresponds to the strategic ambitions of the two groups and allows them to develop at an even faster pace. The projected merger is unrivalled in terms of complementary expertise, skilled human resources, and assets and will make the combined Group a global leader in energy and the environment.

Revenue breakdown by geographical area

The share of revenues generated outside France and Belgium increased to €23,784 million in 2007 from €22,263 million in 2006, representing 50.1% of the total revenues in 2007 compared to 50.3% in 2006.

	December 31, 2007			December 31, 2006
	France	Belgium	International	France	Belgium	International
	(in € millions)

SUEZ Energy Europe	1,861	10,132	5,617	1,133	9,735	5,103
SUEZ Energy International	14	—	6,563	—	32	6,210
SUEZ Energy Services	5,381	1,172	4,713	5,229	1,066	4,342
SUEZ Environment	4,676	455	6,891	4,447	384	6,608

Group Total	11,932	11,759	23,784	10,809	11,217	22,263

In 2007, SUEZ’ revenues were €47.5 billion in 2007 and can be broken down as follows:

					% change
Breakdown of revenues	2007		2006		(reported basis)
	(in € millions, except percentages)

SUEZ Energy Europe	17,610	37%	15,971	36%	10%
SUEZ Energy International	6,577	14%	6,242	14%	5%
SUEZ Energy Services	11,266	24%	10,637	24%	6%
SUEZ Environment	12,022	25%	11,439	26%	5%

Group Total	47,475	100%	44,289	100%	7%

Outlook 2008

Investors are strongly cautioned not to place undue reliance on the foregoing financial objectives. Suez has not made and does not make any representation to any person regarding the ultimate performance of Suez relating to these financial objectives. Suez does not intend to update or otherwise revise this information to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the estimates are or are shown to be in error. Actual results may be materially higher or lower.

The following financial objectives were not prepared with a view to complying with the guidelines or policies established by regulatory authorities in France or the United States of America, including without limitation, the published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding financial objectives, but in the view of the management of Suez was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and is presented to the best knowledge and belief of the management of Suez, as of the date of their preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results.

These financial objectives were prepared using IFRS accounting principles used by Suez for its consolidated accounts. Neither the independent accounting firm of Suez, nor any other accounting firm, have examined these financial objectives, nor have they expressed any opinion or any form of assurance on the ability of Suez to achieve these financial objectives or on the amounts of the financial objectives themselves, and they assume no responsibility for, and disclaim any association with these financial objectives in that respect. Neither Suez, nor any of its affiliates assume any responsibility if future results differ from the financial objectives.

On February 26, 2008, Suez announced its financial objectives for 2008. In this publication, Suez indicated that the Suez Group’s goal for EBITDA growth was approximately 10%. Information published by the Group for the first quarter of 2008, supported this forecast.

These forecasts are based on the structured annual budget process that involves the business lines and their operating subsidiaries. They are prepared in accordance with the IFRS accounting principles applied by the Suez Group and described in its historical financial statements.

These EBITDA projections for 2008 are based on the following assumptions:

•	Macroeconomic fundamentals for 2008 as well as the forward curve of commodity prices prevailing at the end of 2007;

•	Stability in the scope of consolidation compared to that of December 31, 2007;

•	Average assumptions concerning the availability rate of power plants (taking into account multiyear maintenance programs);

•	Average climate conditions based on historic observations;

•	Overall stability in the volume of electricity sales, particularly in Europe; and

•	An investment program greater than the 2007 program, including financial investments assumed to provide only a small contribution to EBITDA in 2008.

The EBITDA used for preparing this forecast corresponds to the new definition used by GDF SUEZ. This EBITDA (or adjusted operating income), which is different from the calculation formerly used by Suez, is equal to the EBITDA of Suez less (i) the share in net income of associates and (ii) financial income excluding interest, plus (iii) pension and other similar provision reversals/accruals

The EBITDA forecasts above are based on information, assumptions and estimates considered to be generally reasonable by Suez’s management. However, these forecasts may be affected by uncertainties primarily related to the economic, competitive and regulatory environment in which Suez operates and which are described in “Risk Factors”. Actual performance in 2008 may therefore differ from these forecasts.

Suez Environnement Company Guidance

Investors are strongly cautioned not to place undue reliance on the foregoing financial objectives. Suez Environment Company has not made and does not make any representation to any person regarding the ultimate performance of Suez Environment Company relating to these financial objectives. Suez Environment Company does not intend to update or otherwise revise this information to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the estimates are or are shown to be in error. Actual results may be materially higher or lower.

The following financial objectives were not prepared with a view to complying with the guidelines or policies established by regulatory authorities in France or the United States of America, including without limitation, the published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding financial objectives, but in the view of the management of Suez Environment Company was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and is presented to the best knowledge and belief of the management of Suez Environment Company, as of the date of their preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results.

These financial objectives were prepared using IFRS accounting principles used by Suez Environment Company for its combined accounts. Neither the independent accounting firm of Suez Environment Company, nor any other accounting firm, have examined these financial objectives, nor have they expressed any opinion or any form of assurance on the ability of Suez Environment Company to achieve these financial objectives or on the amounts of the financial objectives themselves, and they assume no responsibility for, and disclaim any association with these financial objectives in that respect. Neither Suez Environment Company nor its affiliates assume any responsibility if future results differ from the financial objectives.

The following objectives and projections of Suez Environnement Company were prepared by Suez Environnement Company management and are consistent with the financial guidance that will be contained in the public filings in France in connection with the listing of the shares of Suez Environnement Company on Euronext.

For the three-year period from 2008 to 2010, Suez Environnement Company has an objective of an average annual organic growth in sales equal to or greater than 5%, and intends to engage in tuck-in acquisitions that are expected to lead to an additional 2% or more annual increase in sales.

In addition, Suez Environnement Company will consider making certain strategic acquisitions, creative of additional value to shareholders, that, pursuant to the investment criteria of Suez Environnement Company and assuming favorable market conditions, could account for some additional percentage points of annual growth in sales.

Suez Environnement Company’s historical adjusted operating income, which amounted to €2,104 million, was defined as income from operating activities before mark-to market on contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net before (i) depreciation, amortization and provisions (including provisions included in personnel costs), (ii) share-based payments, (iii) net disbursements under concession contracts and including (iv) financial income excluding interest and (v) share in net income of associates.

Suez Environnement Company’s financial forecasts and objectives are based on adjusted operating income, as applied pursuant to a new definition of adjusted operating income adopted by Suez Environnement Company. This measure of adjusted operating income corresponds to the adjusted operating income as historically computed by Suez Environnement Company (see above) minus (i) Suez Environment Company’s share in net income of associates, (ii) financial income excluding interest (dividends of non-consolidated entities), plus (iii) net provisions in respect of pension liabilities and other similar provisions. Suez Environnement Company’s 2007 adjusted operating income as adjusted pursuant to this new definition and to the Applus+ contribution to 2007 adjusted operating income (Applus+ was divested in November 2007) amounted to €2,021 million.

For the 2009-2010 period, Suez Environnement Company’s objective is to achieve an average annual growth in adjusted operating income of 8%. In 2008, Suez Environment Company expects its adjusted operating income to be in the range of €2.1 to 2.15 billion.

For the financial year ended December 31, 2007, the reconciliation between the new definition of Suez Environnement Company’s adjusted operating income and income from operating activities is as follow:

			December 31,
In millions of euros	Comment		2007

Income from operating activities			1,189
- Mark-to-market on commodity contracts other than trading instruments	(a	)	6
- Impairment of property, plant and equipment, intangible assets and financial assets	(a	)	35
- Restructuring costs	(a	)	12
- Disposals of assets, net	(a	)	(181)
Subtotal: Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(a	)	1,061
- Depreciation, amortization and provisions (excluding provisions included in personnel costs)	(b	)	(756)
- Share-based payment (IFRS 2)	(b	)	(37)
- Net disbursements under concession contracts	(b	)	(208)
- Applus+ contribution			41
Adjusted operating income			2,021

In relation to the projected adjusted operating income included in this section we note that:

(a) Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is a sub-total which helps management to better understand the group’s performance and which can be used as part of an approach to forecast recurring performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. For Suez Environment Company, such elements relate to mark-to-market on commodity contracts other than trading instruments, asset impairments and disposals, and restructuring costs. Over the past years, these elements have varied significantly in amount, therefore, most impacts are excluded for purposes of developing our financial projections.

(b) the depreciation, amortization and provisions, share-based payments and net disbursements under concession contracts would remain relatively stable, in comparison to the 2007 amounts in 2008.

These objectives and projections for the three-year period from 2008 to 2010 rely on the following assumptions:

•	Investments amounting to an aggregate of €4.5 billion,[1] including maintenance and development investments, as well as tuck-in acquisitions;

•	The COMPASS program of continued profitability improvement.

The adjusted operating income forecast for 2008 was prepared in the first quarter of 2008. It is based on a structured process of annual budget actualization including operational subsidiaries. This projection was prepared in accordance with IFRS standards as applied by Suez Environnement Company and described in Suez Environnement Company’s historical financial statements. This adjusted operating income forecast relies on the following main assumptions:

•	the continued proportional consolidation of its subsidiary Hisusa;

•	the following macroeconomic assumptions:

▪	steady average GDP growth of more than 2% in Western Europe and the United States, more than 3% in Australia, more than 4% in Central and Eastern Europe, and more than 5% in Asia;

▪	annual inflation rate of 2% to 2.5% in Western Europe and the United States, and between 3% and 5% for other countries, including Australia and China; and

▪	average USD/Euro exchange rate of 1.55 and average GBP/Euro exchange rate of 0.8 in 2008.

Furthermore, Suez Environnement Company expects to pay a dividend of €320 million in 2008 (i.e. €0.65 per share), and anticipates annual growth in its dividends of more than 10% in 2009 and in 2010.

Finally, the Net Debt / EBITDA ratio of Suez Environnement Company should remain below 3x over 2008-2010, excluding strategic acquisitions.

ENERGY

Organization and key figures

The following table presents comparable revenue and employee figures for the Energy businesses for the last three fiscal years.

	December 31,	December 31,	December 31,
	2007	2006	2005
	(in € millions, except employee data)

Revenues	35,453	32,850	30,401
Number of employees	86,513	81,707	84,902

Suez’ competences in the energy sector encompass the whole value chain, apart from gas exploration and production. Such diversity enables Electrabel, Distrigas, Fluxys, Suez Energy International, and Suez Energy

1  Excluding tender offer on Agbar and strategic acquisitions.

Services to develop tailor-made solutions corresponding to the many requirements of companies and local communities.

Production Capacity

Suez owns and is developing a flexible and efficient production capacity in its key markets: Europe, North America and South America, as well as the Middle East and Asia. Suez’ installed capacity and capacity under construction at December 31, 2007 amounted to 64,206 MW, excluding development. MW always expresses net output unless otherwise specified: gross output less the power plant’s consumption. The installed capacities correspond to 100% of the power from power plants entering into the scope of consolidation by the equity method, proportional consolidation and full consolidation.

Installed capacity and capacity under construction, at December 31, 2007

Natural gas is the fuel most used by the production units managed by the Group (contracted capacities included), with 47% of managed capacity, versus 8% for fuel oil and 8% for coal. Hydraulic power represents 21%, nuclear power 11%, and other sources 5%.

Managed capacity breakdown by type of fuel, at December 31, 2007

SUEZ believes that this structure guarantees robust competitiveness in terms of both return from power plants and environmental impact. In fact, production capacity includes mostly efficient technologies and lower-pollution fuels, as opposed to other fossil fuels such as coal. The Group is continuing its efforts in this area, and it also participates in research to improve the performance of coal power plants and lessen the environmental impact of this technology.

Energy trading and optimization (portfolio management and trading)

Suez’ energy trading activities aim to manage the balance between production assets, long-term fuel procurement contracts and sales through centralized portfolio management. In addition, Suez is developing an energy trading activity in Europe on its own account as well on behalf of its customer base.

At the European level, Electrabel is one of the pioneers in energy trading. This long experience allows it to offer innovative products and services by combining the physical supply of electricity and natural gas, access to networks and financial instruments. Its trading activities enable it to optimize its overall position on energy markets, including fuel purchases, exploitation of power plants and sales. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from Benelux to Poland in gas, fuel, coal, electricity and emission rights.

On the Belgian market, Elia, APX and Powernext created the Belgian Power Exchange, Belpex, for the purpose of coupling the day-ahead markets in electricity in France, Belgium and the Netherlands.

In the United States, the energy trading activities carried out by the companies of SUEZ Energy International are focused on Central Portfolio Management (CPM). This activity involves integrated risk management related to the wholesale prices of staple products for the entire asset portfolio involved in electricity production, LNG, and retail electricity contracts of SUEZ Energy North America. As part of its CPM activities, SENA also takes limited positions through proprietary trading, with a maximum VaR of USD 5 million and a stop loss of USD 20 million, and only for products and positions related to its operational activities.

Suez Energy International manages its trading activities in the United States through Suez Energy Marketing NA, formerly Tractebel Energy Marketing, Inc., while Electrabel and Distrigas assume this function in Europe for Suez Energy Europe.

Suez’ presence on the electricity and natural gas markets and services is covered by three operating business lines:

a)  Suez Energy Europe:

Development of Suez’ electricity and gas activities in Europe is entrusted to the Suez Energy Europe division, SEE. It aims to maximize all synergies present within to the benefit of its customers.

For electricity and gas activities in Europe, the major companies making up SEE are as follows:

•	Electrabel, which is 100%-owned is a European provider of global and tailor-made energy solutions, including production, trading, sales, and distribution networks.

•	Distrigas and Fluxys, which are the result of the split of the former Distrigas’ trading and transport activities. At December 31, 2007, Suez held a 57.24% participating interest in Distrigas and a 57.25% participating interest in Fluxys.

Distrigas and Fluxys are listed on Euronext Brussels. Electrabel is no longer listed.

Overall, SEE’s activities represented approximately €17.61 billion in revenues in 2007 and €15.97 billion in revenues in 2006.

b)  Suez Energy International:

Suez Energy International, SEI, is responsible for Suez’ energy and service activities on markets outside Europe. Electricity and natural gas make up SEI’s core business. This covers the production of electricity, the trading, marketing and sale of energy, as well as the management of transport and distribution systems and Liquefied Natural Gas, or LNG.

SEI is organized into four regional entities coordinated by a central organization located in Brussels.

•	North America, where Suez Energy North America, a wholly-owned subsidiary of SEI based in Houston, Texas manages all of Suez’ electricity and gas activities in the U.S., Canada and Mexico, including the LNG regasification facilities;

•	South America, where Suez Energy South America, a wholly-owned subsidiary of SEI based in Florianopolis, Brazil manages all of Suez’ electricity and gas activities in Brazil, Chile, Peru and Argentina;

•	Middle East and Asia, where Suez Energy Asia, a wholly-owned subsidiary of SEI based in Bangkok, Thailand manages all of Suez’ electricity, gas and sea water desalination activities in Thailand, Laos, Turkey and the Gulf Cooperation Council countries; and

•	LNG, a sector in which Suez Global LNG, a wholly-owned subsidiary of SEI based in London and Luxembourg, is responsible for LNG activities, procurement, coordination of transport and management of holdings in liquefaction projects around the world.

Overall, SEI’s activities represented nearly €6.58 billion in revenues in 2007 and €6.24 billion in revenues in 2006.

c)  Suez Energy Services:

As the European leader in multitechnical services, Suez Energy Services, SES, offers its customers in the industrial, tertiary and infrastructures sectors, global solutions from the design, realization and maintenance of equipment to energy and utilities management and long-term multi-technical management. With its presence throughout the entire technical services value chain, Suez Energy Services makes its many and varied skills available to its customers and accompanies them throughout the life-cycle of their facilities and their sites. The services provided by Suez Energy Services enable its customers to optimize their assets, ensure better cost management and focus on their core business.

Energy and environmental efficiency are at the heart of the SES core businesses and operations. Although energy-intensive industrial plants such as steel, cement, and petrochemical facilities were among the first to start looking for solutions that are both efficient and profitable to control energy costs, this concern now extends to all sectors: infrastructures, local governments, tertiary sector, and industry.

In addition to these economic concerns, there are also environmental and regulatory constraints: the gradual introduction of white certificates or energy-saving certificates throughout the EU, which already existed in Italy, the United Kingdom, and France, and the European directive regarding energy efficiency, which is particularly ambitious with regard to energy savings that are to be made by 2015. In this context, it is vital to choose a partner such as SES which has the capacity to take charge of the entire issue and propose an offer sized to the specific needs of clients.

The SES offering may include techniques such as cogeneration that have a high energy return, and it may also include the use of renewable energy such as biomass, geothermal energy, or solar energy.

In addition, SES companies are ideally placed, in terms of technical expertise, project management, contract relations, and geographic networking to meet the major challenges faced by several industrial and service sector customers:

•	refocusing on the core business and the desire to outsource with a search for complete and integrated multi-technical solutions in both the private and the public sector;

•	implementation of energy-efficient solutions, which are especially relevant in a context of high energy prices over the long term;

•	modernization of healthcare institutions, which will require facilities and multi-technical operations services in the long term;

•	paying increasing attention to mobility and safety, and consequently, major requirements for the upgrading of rail, road, and urban transport infrastructures;

•	new forms of contracts that allow indexing based on the performance or sharing of savings made.

SES’s activities represented approximately €11.3 billion in revenues in 2007 and €10.6 billion in revenues in 2006.

Business Activities and the Regulatory Environment

(A)  Suez Energy Europe

(1)  Electricity production, transmission and distribution

Regulatory environment

European level

In January 2007, the European Commission presented new proposals regarding the completion of the domestic energy market that mainly dealt with the separation between network activities and competitive activities, powers of regulators, and coordination between transmission system operators. These proposals are part of a series of measures which comprise the “energy pack”. Chief among these priorities are the fight against climate change and the completion of the domestic energy market. Some concrete legislative proposals were released in September 2007.

Finally, Member States who had not yet opened their gas and electricity markets (i.e., France, and Italy for electricity) were required to ensure that their markets were completely liberalized by July 1, 2007.

Regarding CO2, pursuant to the Directive establishing a greenhouse gas emission quota exchange system in 2006, EU Member States submitted their national quota allocation plans for the period 2008-2012 to the European Commission.

Belgium

In Belgium, the existing institutional framework had already anticipated most of the measures repeated in the 2003 directives. EC directives 2003/54/CE (for electricity) and 2003/55/CE (for gas) were incorporated into Belgian law by the Laws of June 1, 2005. Accordingly, transport activities had been placed within a separate structure (Elia). Various corporate governance measures had been implemented to ensure the independence of the transport network manager. In 2007, Electrabel reduced its stake in that company to 24.4%, which is less than the blocking minority. Distribution activities have been placed within separate company structures as well in Flanders (Eandis) and in Brussels (BNO: Brussels Network Operator). A similar structure will be set up in Wallonia in the first half of 2008. Various corporate governance measures have been implemented also to ensure the independence of the distribution network managers.

In 2007, various initiatives to improve the liquidity of the electricity wholesale market in Belgium were undertaken. The principal initiatives include:

•	the commitments proposed by the Suez Group to the Belgian federal government in anticipation of the planned merger between Suez and Gaz de France. These commitments include in particular raising the SPE’s share in the Belgian nuclear capacity and exchange of assets with other European producers.

•	as regards transport, a mechanism for the allocation of commercial interconnection capacity was created at the level of the interconnections with France and the Netherlands in the form of auctions and the elimination of privileged historical contracts.

•	a spot market was launched in November 2006 on the Belpex electricity exchange in conjunction with the APX exchange in the Netherlands and Powernext in France, thereby linking the three markets together.

Business activity

Electrabel is a European producer of electricity and supplier of electricity, natural gas, and energy products and services. It also carries out trading activities on energy markets in Europe. In the Wallonia region of Belgium, it operates electricity and natural gas networks at the request of distribution system operators. Electrabel belongs to the leading group of European power producers. In Europe, Electrabel’s strategy consists of maintaining its leadership position on the Benelux market and developing strong positions in France, Italy, the Iberian peninsula, and Germany by taking advantage of the development opportunities offered by the deregulation of the energy market. Electrabel is developing a growth portfolio in Poland, Hungary, and other Eastern European countries.

At the European level, Electrabel is one of the pioneers in energy trading. Its trading and portfolio management activities enable it to optimize its overall position on energy markets (fuel purchases, exploitation of power plants, and sales). These activities play a key role in its European strategy. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from the Benelux countries to Poland.

In 2007, Electrabel’s electricity sales, including gross sales, amounted to 167.5 TWh. Of these sales 59.4% were realized in the Benelux countries, 27.7% in the France, Italy and Iberian peninsula region, and 12.9% in the Poland, Germany and Hungary region.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity(1) and sales in Europe

					Net electricity
			Net electricity installed		capacities under
			capacities as of		construction
	2007 Sales		31/12/2007		as of 12/31/2007
	TWh	%	MW Net	%	MW Net	%

Benelux	99.4	59.4	17,945.8	59.6	1,849.0	68.9
Rest of Europe	68.1	40.6	12,144.6	40.4	835.0	31.1

Total	167.5	100.0	30,090.4	100.0	2,684.0	100.0

(1)	Installed capacities correspond to 100% of the output from power plants within the scope of consolidation, by the equity method, proportional consolidation and full consolidation. Installed capacities therefore do not cover the capacities from Chooz, 650 MW, or Tricastin, 457.6 MW.

(2)  Natural gas transmission and distribution

Regulatory environment

At the European level, Directive 98/30 of June 22, 1998, for common rules for the internal natural gas market was an important step in the deregulation of the European gas market. The principal purpose of this legal text is to ensure the gradual opening of the European natural gas market to competition by offering certain purchasers (eligible customers) the possibility of signing supply contracts with producers or suppliers of their choice and having access to the transport infrastructure for that purpose.

The second EC gas directive, 2003/55 CE, adopted on June 26, 2003, supersedes the above-mentioned directive. Its purpose is to accelerate the opening of markets by stipulating that Member States should ensure eligibility as follows:

a) as of July 1, 2004, all non-residential customers;

b) as of July 1, 2007, all customers.

It specifies certain obligations on the companies designated as operators of the transmission and distribution networks, especially in terms of legal, functional, and accounting separation. The directive also promotes minimal regulation of access to the network (specifying, in this area, an optional derogation system for new infrastructures).

Concerning the third phase of legislative proposals, on September 19, 2007, the European Commission proposed three kinds of measures to complete the deregulation of the energy market in Europe:

•	Ownership unbundling: disassociating network ownership from network operation. With this measure, the Commission is trying to ensure that a company can no longer be the owner of a transmission network while at the same time engaging in the energy production or distribution business. In other words, no company that is a supplier or producer of energy that is active in the European Union would be able to own or manage a transmission network in any Member State. Ownership unbundling already exists in some Member States, but some countries that already have integrated operators are violently opposed to this solution. However, the Commission has already provided for an alternative: the independent network manager. This option would allow vertically integrated companies, which conduct all activities from production to distribution, to remain owners of the transmission network, provided that the management of those assets (investments and business decisions) is actually carried out by an entirely independent company or agency;

•	Boosting cooperation among transmission system operators (Transmission System Operators, TSO). The Commission aims to formalize cooperation among national gas TSOs by establishing a European network of transmission network operators for gas; this network will be called ENTSOG, European Network of Transmission System Operators for Gas. This European network is primarily responsible for: (1) coordinating and planning the necessary investments at the European level. The transmission operators of the different Member States should work together to establish a ten year investment plan for the European gas network, (2) establish commercial and technical codes defining common rules, particularly in terms of connection and network access, the awarding of capacities, congestion management, interoperability, transparency, and balancing;

•	Creation of a National Regulators’ Cooperation Agency. The Commission suggests creating, in addition to the different national regulators, a European Cooperation Agency for national energy regulators, which would be endowed with decision-making authority. The purpose of this Agency would be to compare the national markets in order to simplify cross-border energy trading. It would be in charge of, among other things, reviewing the tasks performed by ENTSOG and may grant exemptions for cross-border investments.

In Belgium, this first directive has been incorporated into Belgian law through amendments made to the gas law of 1965, particularly those made in 1999 and 2001. The gas law gives third-party access to natural gas transmission infrastructures on the basis of annual tariffs that have received the regulator’s prior approval. The regulated tariff system applies to natural gas transmission services, LNG storage, and LNG terminal use. Pursuant to the gas law, a code of conduct was drawn up in April 2003 which set out the rights and obligations of the transmission company and of the network’s users.

In Belgium, this second directive was incorporated into Belgian law through amendments made to the gas law of 1965. The new gas law resulting from this was published in June 2005:

•	The law stipulates a procedure to appoint a network manager for the natural gas transmission network, for the natural gas storage facilities and for the LNG terminal facilities. Under the law, Fluxys and Fluxys LNG were appointed managers under the non-definitive system in 2006. On February 21, 2007, a notice appeared in the Moniteur belge inviting applicants for manager to file their applications to be appointed as managers under the definitive system. Fluxys filed three applications to be appointed as manager under the definitive system, both for the natural gas transmission network and for the natural gas storage facilities and the LNG terminal facilities. Appointments as managers under the definitive system are valid for a period of 20 years renewable.

•	Starting in 2008, the gas law stipulates the transition from an annual tariff system to a multi-year tariff system, which should increase the predictability of fees in the long term and stabilize any changes made to them.

•	In terms of new LNG shipping and storage projects, the law allows the possibility of multi year tariffs including a return on capital invested in line with the competitive environment.

•	The law also provides for applying a regulated tariff system to the cross-border transmission of natural gas (transit). The execution of the transit contracts entered into under the Transit Directive (91/296/EEG) shall continue in accordance with existing conditions on that date under the principle of Sanctity of Contracts, whereas any new transit contracts for existing capacities shall be governed by a specific regulated system to be developed.

In Belgium, in accordance with the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004. Furthermore, residential clients in the Flemish region have also been eligible since July 1, 2004. Residential clients in the Walloon region and the Brussels-Capital region have been eligible since January 1, 2007.

In France, pursuant to the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004. Since July 1, 2007, all customers have been eligible.

Business activity

Suez is the largest supplier of natural gas in Belgium through Distrigas and Electrabel. In Belgium, the transport network, managed by Fluxys, is comprised of 3,800 kilometers of ducts, some 80% of which are high-pressure pipelines.

As for electricity, the regional governments would like Electrabel to reduce the level of its holdings in inter-municipal gas distribution structures to a minority interest.

In Belgium, since the end of 2001, Suez has provided gas activities (apart from distribution) through two legally distinct Groups: Fluxys and Distrigas.

Fluxys

•	Fluxys is the independent operator of the natural gas transmission infrastructure in Belgium. Its principal activity is the operation, maintenance, and development of its integrated natural gas transmission infrastructure and storage facilities in Zeebrugge and Loenhout. The Fluxys network is well interconnected and is ideally located at the heart of the continental mass. It effectively provides access to the main sources of natural gas production in Europe and to the major natural gas-consuming countries in northwestern Europe.

As part of the regulated access to its infrastructures, Fluxys sells transport capacities and storage capacities that allow natural gas to consumers in Belgium to be supplied via third parties. In addition to its transport services, Fluxys also offers transit services on the primary market. These services cover the crossborder transit of natural gas. Natural gas transits through the Belgian network to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys is also a shareholder in BBL Company, which owns and operates BBL, a 225-kilometer-long pipeline between Balgzand, located to the north of Amsterdam on the Dutch North Sea coast, and Bacton off the British coast (Norfolk). BBL started operations on December 1, 2006.

•	Fluxys LNG, a subsidiary of Fluxys, owns and operates the LNG terminal of Zeebrugge and markets terminal capacities and auxiliary services. Fluxys’ LNG terminal in Zeebrugge has a current maximum capacity of 4.5 billion m3 a year. Since it was commissioned in 1987, the terminal has offloaded more than 1,000 LNG tankers. Fluxys LNG uses the cogeneration process to increase the sensible use of energy in electricity production units, and it uses residual heat to regasify LNG. The work now underway to expand the terminal will double its capacity in 2008 to 9 billion cubic meters of natural gas annually.

•	Huberator, a subsidiary of Fluxys, is operator of the Zeebrugge hub, the largest international short-term gas market in Europe. Thanks to the services offered by Huberator, customers can rest assured that the gas volumes that they sell or buy are effectively available at the hub for trading and subsequent transport.

Distrigas

Distrigas is a trading company whose principal activity is the purchase and sale of natural gas in Europe. Backed by its natural gas supply customers in the Netherlands, Norway, Qatar, and the spot markets, the activities of Distrigas cover the following areas: sales of natural gas in Belgium and Europe (plus LNG in other markets), hedging activities in natural gas spot markets, marketing of transmission capacities outside Belgium, shipping of LNG. Through its Dutch subsidiary Distrigas & Co, Distrigas is also active in the area of selling shipping capacity and international transmission capacity. On December 1, 2006, Distrigas assigned to Fluxys the job of managing and marketing in the name of and on behalf of Distrigas, the entire transmission capacity owned by Distrigas & Co in Belgium.

Currently, to the benefit of deregulated energy markets in Europe, Distrigas is deploying its commercial activities in the Benelux countries, France, Spain, Germany and the United Kingdom. In 2007 it extended its sales to the Netherlands and Germany.

In 2007, Distrigas sold nearly 177 TWh of natural gas; 80% of these volumes were sold in Belgium. Sales outside Belgium and trade-offs amounted to 21% of volumes.

As a consequence of the approval of the planned merger between Suez and Gaz de France by the European Commission, Distrigas is to be separated from the Suez Group and sold to an industrial operator in the field of energy.

The Belgian customer profile is presented in the table below:

Sales of natural gas

					2007
					Breakdown
TWh	2006		2007	Difference	of Sales

Resellers/Distribution	67.9	(1)	62.5	(7.9)%	35%
Industry	49.1		49.5	0.8%	28%
Producers of electricity	44.8		28.5	(36.4)%	16%
Sales in Belgium	161.8		140.5	(13.5)%	79%
Sales outside Belgium	31.7		31.6	(0.4)%	18%
Arbitrage	8.2		4.6	(9.3)%	3%
Total sales outside Belgium and arbitrage	39.9		36.2	(9.3)%	21%
Total sales	201.7		176.7	(12.4)%	100%
Total in billions of m3 (1 m3(n) = 0.01163 MWh)	17.3		15.2

(1)	Including a correction of allocations for previous years.

(B)  Suez Energy International

Electricity — installed capacity and sales

			Net installed capacity in
			MW(a)		Net capacity under
			at December 31,		construction in MW(a)
	Sales 2007(a)		2007		at December 31, 2007
	TWh	%	Net MW	%	Net MW	%

North America	33.4	26.8	5,617.8	24.8	178.2	2.5
South America	55.4	44.5	9,580.6	42.3	2,079.1	28.8
Middle East and Asia	35.8	28.7	7,434.6	32.8	4,961.2	68.7

TOTAL	124.6	100.0	22,633.0	100.0	6,218.5	100.0

(a)	Sales of electricity, installed capacities, and capacities under construction correspond to 100% of sales and capacities of companies within the scope of consolidation, by the equity method, proportional consolidation and full consolidation.

Gas — sales and customer portfolio

	Sales 2007(a)		Customer portfolio
	Gm3%		Number	%

North America	7.70	61.5	116,150	17.4
South America	4.26	34.0	549,401	82.5
Middle East and Asia	0.56	4.5	207	—
LNG	—	—	2	—

TOTAL	12.51	100.0	665,760	100.0

(a)	Sales of gas (including quantities distributed and shipped on behalf of third parties) correspond to 100% of sales of companies within the scope of consolidation (equity method, proportional consolidation and full consolidation).

North America

In North America, Suez Energy North America manages SEI activities carried out through several energy companies operating within an integrated value chain ranging from fuels (natural gas and LNG, oil and coal) to the direct sale of electricity to commercial and industrial customers, including the generation of electricity and wholesale electricity activities and gas distribution (Mexico). The companies that carry out these activities are Suez LNG NA, Suez Energy Generation NA, Suez Energy Marketing NA, Suez Energy Resources NA and Suez Energía de México, and SA de C.V.

Regarding the activities of Suez Energy North America, the appeal of the commercial environment varies significantly from one state to another and is dominated by the regulatory framework, which ranges from deregulation with deintegration of the energy value chain to total vertical integration accompanied by strong regulation. In the case of natural gas, where wholesale markets have been deregulated for some time, Suez Energy North America is able to operate under equitable competitiveness conditions.

Regarding electricity, the differences between regions are much greater. In regions such as New England, (ISO NE), Pennsylvania, New Jersey, and Maryland (PJM); New York (NYISO); and Texas (ERCOT), the deregulation of wholesale electricity sectors and retail electricity sales is quite advanced and appears irreversible. The level of spark spreads (profit margin per MWh for a benchmark combined-cycle gas turbine unit) and attractiveness of merchant power operations in these regions have generally continued to improve from the difficult market conditions experienced after the Enron bankruptcy. These are regions where Suez Energy Generation NA and Suez Energy Resources NA are active and well positioned. In other regions, such as the Southeastern and Western United States, the pace of deregulation is considerably slower, or even stagnant, with the result that the timing of recovery in the merchant power sector is unclear.

On August 10, 2007, SUEZ LNG NA LLC announced that it has received all necessary permits from the Commonwealth of Massachusetts to begin construction of the buoy system and pipeline connection for the Neptune Deepwater Port facility, the company’s offshore LNG terminal to be located approximately 10 miles off the coast of Gloucester, Massachusetts.

On September 26, 2007, SUEZ Energy North America completed the Ventus acquisition and establishes New Renewable Energy Business Division. Ventus, incorporated in 2003, has built a portfolio of 25 wind energy development projects in six provinces in eastern Canada, including Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. The portfolio is believed to be one of the largest portfolios of potential wind energy projects in Canada and includes close to 2,000 MW of electricity generation in various stages of development.

South America

In South America, the regulatory environment and the degree of market deregulation vary according to country. In this region, SEI’s presence is concentrated in Brazil and Peru. SEI is also active in Chile, Panama, and Argentina.

Brazil

In Brazil, a new regulation model for the electricity market was set up by the government from 2003 to 2005. A pool system has been designed to create a transparent framework for the signing of long-term contracts. The pool constitutes a mandatory supply channel for distribution companies and operates as a risk-sharing instrument between producers.

The model results in auctions (“leilões”), which are organized at regular intervals by the public authority, and new concessions for the construction of new production capacities (mainly hydroelectric in Brazil) are being granted to those ready to offer the lowest power rates.

In Brazil, SEI holds 68.71% of Tractebel Energia (TBLE), the largest independent power producer in Brazil, with 6,870 MW of installed capacity. SEI sells its electricity primarily through long-term agreements with distributors and industrial customers.

In 2007, SEI sold to TBLE the Sao Salvador project, a power plant for which average production of 148 MW had been placed in the previous year. Also in 2007, SEI sold at auction an average of 256 MW for Estreito. Those two projects are now under construction.

Furthermore in 2007, TBLE acquired the Ponte de Pedra hydraulic plant, which has a capacity of 176 MW and was commissioned in 2005. This deal is still pending approval from the Brazilian authorities.

The government is clearly succeeding in making its “new model” a reality, as witnessed by the fact that one of its major objectives is now a reality, holding, at its discretion, unlike the annual regular auctions, an auction of major new projects to be executed in three to five years. The auction on the Santo Antonio hydroelectric plant with an installed capacity of 3,150 MW was the first to concern two projects of that nature, to be built on the Madeira in the State of Rondonia in northwestern Brazil.

Peru

Since the end of the 1990s, Peru has gradually restructured and opened up its electricity market, mainly in a shift towards privatization and efforts at deregulation. A significant portion of the country’s hydroelectric production is still in the hands of the Government, which owns Electroperu, the country’s largest electric utility. Nonetheless, even in the absence of new privatizations, the private sector is expected to gain in influence as the capacities of the public companies fail to increase.

SEI owns a 61.73% stake in Enersur, which has an installed capacity of around 850 MW and which in 2007 was the second largest private producer for its size (and the third largest in all categories), as well as a minority stake (8%) in TGP (the Camisea gas pipeline).

In terms of regulations, the latest development to date involves the successful installation of an auction system in order to overcome the relative reluctance of private companies to enter into PPA agreements with distribution companies. In 2007, thanks to these auctions, more than 700 MW in contracts were placed with distribution companies. This way Enersur won several blocks representing more than 450 MW in contracts to be executed by the year 2012.

Moreover, in 2007, Enersur continued to diversify its contract portfolio by adding around 25 MW in contracts entered into with unregulated customers, active mainly in the mining and industrial sector.

In July 2007, Enersur commissioned the second phase of the Chilca1 thermal plant located 50 km south of Lima. The plant now operates two open cycle natural gas turbines corresponding to an installed capacity of around 350 MW.

Aside from Chilcal, Enersur operates two other thermal plants: Ilo1, with an installed capacity of 250 MW and using residual steam, fuel oil and diesel, and Ilo21, a coal-fired plant with a capacity of around 124 MW. These plants are located in Ilo, 1,000 km south of Lima. Enersur also owns a concession for the operation of the Yuncan hydroelectric plant with an installed capacity of 130 MW.

It should also be noted that in September 2007, Enersur signed an EPC (engineering, contract, and construction) agreement with Siemens to build the third phase of Chilca1. This investment of some USD 88 million (€60 million) will cover another open cycle gas turbine with an installed capacity of around 193 MW. Construction work should start in March 2008; the unit should be commercially viable by the first quarter of 2009.

Chile

The regulatory system in Chile has been relatively stable since the 1982 reform, the year in which the electricity sector was fully privatized.

Some changes in early 2004 were made primarily to clarify certain transmission problems. Now the Corta Law (Ley Corta) clearly defines the way in which transmission costs are to be charged. In 2005, the Corta Law II was added to promote stability and flexibility in regulated prices, in response to the gas crisis in Argentina.

SEI has a substantial presence in the Chilean market (in partnership with local companies). The company is one of the main operators, with a stake of 33.25% in Electroandina, the largest producer of the SING (Northern Chile) network, which has an installed capacity of 938 MW, and a stake of 27.38% in Edelnor, the third largest producer of the SING network with an installed capacity of 681 MW.

Gasoducto Norandino, in which SEI owns an 84.7% interest, owns and operates a gas pipeline designed to import from Argentina to Northern Chile an annual volume of 3.22 billion m3 of natural gas intended mainly for electricity production. SEI also owns a smaller distribution company, Distrinor, which is backed by Norandino and targets industrial demand.

The gas crisis suffered by Argentina since 2004 definitely affected the business in Chile. As a reaction, SEI is investing in increasing and diversifying its product mix in Northern Chile by building two new coal-fired power plants (150 MW each) and an LNG import and regasification terminal (with a nominal capacity of 5.5 MW of m3/day of natural gas). The terminal will be developed by LNG Mejillones SA, which is held equally by SEI and Codelco, the world’s leading copper producer and a partner of SEI in a large number of its investments in Northern Chile.

Argentina

SEI is active in Argentina through Litoral Gas, one of the country’s four largest distribution companies, which boasts nearly 550,000 customers, in which SEI has a 64.16% stake, and Energy Consulting Services, a sales and consulting company that is 46.7% owned by SEI.

Panama

In March 2007, SEI entered the Panama electricity market by acquiring Bahia Las Minas, a production company with a thermal capacity of 241 MW. SEI acquired a 51% controlling interest in Bahía Las Minas Corp (BLM), which is Panama’s main thermoelectric producer, from Ashmore Energy International. The remaining 49% is held by the Government of Panama.

In June 2007, SEI won a six year PPA contract for 62.25 MW to be produced by a new 87 MW (gross) thermal plant. In December 2007, construction started on a 120 MW coal conversion project to replace three liquid fuel units with a new boiler.

Asia, Middle East and Africa

In the Middle East, Asia and Africa, SEI is now the most active in Thailand, Laos, the countries of the Persian Gulf Cooperation Council, and Turkey.

Thailand

A new sector law (Energy Act) was enacted in December. Among its main provisions this law calls for the creation of an independent regulatory agency for the gas and power sectors. The law is now pending implementation regulations before being fully enforced.

In Thailand, SEI holds a 69.11% stake in Glow Energy. Glow Energy now has total resources of 1,704 MW of electricity, 967 metric tons of steam and 3,660 cubic meters/hour of waste water treated. Glow Energy provides electricity to EGAT, the country’s primary public service company, as well as electricity steam and water treatment for around thirty large industrial customers (most of which are subsidiaries or affiliates of international groups or reputable Thai companies) in the region of Map Ta Phut. Glow Energy has been listed on the Thai stock exchange since April 2005.

In December 2006, Glow Energy had signed two major new supply contracts with subsidiaries of the group Siam Cement, which is active in the petrochemicals industry. To meet the demands for capacity crated by this contract and other commitments, Glow Energy started construction in February 2007 of a new 115 MW coal-fired production unit to be commissioned in December 2009.

In October, Glow Energy, teaming up with Hemaraj Land and Development Company Limited (“Hemaraj”), filed bids for two IPP (Independent Power Producer) projects in an IPP call for tenders held for the Ministry of Energy by the Energy Policy and Planning Office (EPPO). Gheco One, a project for a 660-MW coal-fired power plant, was selected from four applicants on December 7, 2007. Initially Glow Energy will own 65% in Gheco One, with the remaining 35% belonging to Hemaraj. Gheco One should be ready for business by October 2011.

SEI holds a 69.80% stake in the Houay Ho project, the 153 MW hydroelectric power plant in Laos. In addition, the power plant sells nearly all its production to EGAT under a long-term contract.

SEI also owns a 40% stake in PTTNGD Co. Ltd., which distributes natural gas to industrial customers in the Bangkok region. The company is 58% held by PTT PCL, the primary oil, gas, and petrochemical company in Thailand.

Philippines

In the Philippines, SEI was the highest bidder and hence was awarded the sale by National Power Company (“Napocor”), of Calaca, a coal-fired power plant with a capacity of de 600 MW (gross) located in the Province of Batangas. The sale of Calaca is part of the privatization program of the electricity sector in the Philippines. This deal should be finalized some time in 2008.

Countries of the Gulf Cooperation Council

SEI now occupies the following positions (in operations or construction) in the countries of the Gulf Cooperation Council:

•	a 32.81% ownership share in UPC, a 288-MW power station located in Oman;

•	a 20% ownership share in Taweelah A1, a desalinization water facility generating 1,360 MW of power and 385,000 cubic meters of desalinized water a day in Abu Dhabi. Taweelah A1 announced and began an expansion project to increase the capacity of its facilities to 1,592 MW. The additional power should be available in May 2009. At the same time as the extension, the existing facilities were refinanced and the removal contract for the latter expanded;

•	a 55% stake in Sohar, a project for a 586 MW combined cycle turbine, and a desalinization plant with a capacity of 150,000 m3/day. The complex, which had operated as a single cycle since May 2006, reached full commercial operating capacity in May 2007;

•	a 47.5% stake in the Barka/Al-Rusail project. Under this project, SEI acquired an existing 665-MW plant in Al-Rusail, while starting construction in Barka of a new project comprising a 678-MW electrical power plant and a sea water desalinization facility with a capacity of 120,000 m3/day. The financing package for the Barka/Al-Rusail project was finalized during 2007; the Barka project should be ready for business by April 2009;

•	a 45% stake in Al Ezzel, the first independent electrical power plant project to be created under the privatization program implemented by the Government of Bahrain. This project involves a 954-MW combined cycle plant, which began operations in May 2006 and reached full commercial operating capacity in May 2007;

•	a 30% stake in Al Hidd, also located in Bahrain. This project involves a combined cycle gas plant with 938-MW of power and an existing desalinization facility with a capacity of 136,400 m3/day, as well as an extension to the latter to provide a capacity of 273,000 m3/day. The commercial commissioning of this extension was initially planned for November 2007 but has there have been a few delays such that the system is now expected to be fully operational by early 2008;

•	a 20% stake in Marafiq, a project with a capacity of 2,745 MW and 760,000 m3/day, located in Jubail, in northeastern Saudi Arabia. The financial package for the Marafiq project was finalized during 2007. Construction has begun, and the complex should be commissioned in 2010.

•	In addition, SEI owns 95% of a 763 MW combined cycle plant located in Turkey.

LNG

The LNG business includes the production, liquefaction, transmission, and regasification of natural gas. SUEZ is active throughout the LNG industry, with the exception of upstream operating and production activities.

SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following activities:

•	managing LNG supply sources for SEI;

•	conducting short-term trading activities on LNG on behalf of SEI;

•	coordinating and managing SEI’s LNG methane tanker fleet;

•	negotiating long-term LNG supply and transmission contracts on behalf of SEI;

•	coordinating and optimizing the SUEZ portfolio in LNG supplies and sales;

•	promoting the development of new long-term LNG projects; and

•	managing SEI’s interests in liquefaction projects.

Responsibility for development projects concerning regasification terminals and existing facilities, as well as for some long-term LNG supply contracts, lies with SEI’s regional entities. Therefore, it is SUEZ Energy North America that owns and operates the Everett regasification terminal near Boston.

In 2006, SUEZ LNG Trading SA signed with Brass LNG a statement of intent to purchase an annual amount of two million tons of liquefied natural gas (LNG) over a 20 year period.

In Trinidad and Tobago, SUEZ Global LNG manages a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. The shareholders of Atlantic LNG 1 also own the rights and privileges associated with future extensions of the site up to a possible sixth train. SEI is not a co-investor in trains 2, 3, and 4.

SEI now operates four LNG methane tankers for a total capacity of 540,540 m3. Three new vessels are on order, which are designed to handle the transport of LNG under a long-term contract with Yemen (2.5 tons per year). They are slated for launching in mid-2009. In addition, SEI received in March 2007 a firm commitment from Hoegh LNG AS, Mitsui O.S.K. Lines Ltd. and Samsung Heavy Industries for delivery in 2009 and 2010 of two SRV (Shuttle and Regasification Vessels) designed to serve the Neptune LNG terminal. If existing ships and ships under construction are taken into account, SEI’s total LNG transport capacity stands at 1,309,540 m3.

In November 2007, SEI announced the development, in partnership with Codelco, of an LNG regasification terminal in Mejillones in northern Chile. The terminal will be built by LNG Mejillones S.A., an equally owned joint venture created by SEI and Codelco. SUEZ Global LNG will supply the LNG for the first three years of the terminal’s operations.

In 2007, SUEZ Global LNG continued its activities on the LNG spot market and delivered shipments to various destinations, including the ports of the United States, Mexico, India, Japan, and Korea.

(C)  Suez Energy Services

Regulatory environment

The primary regulatory changes that have had an impact on SES businesses include, both at the European and national or regional levels:

•	broader and more restrictive environmental standards regarding, in particular, the greenhouse gases reduction target;

•	the introduction of restrictions to improve energy efficiency;

•	the deregulation of energy contracts;

•	the development of public-private partnerships.

This regulatory trend, combined with rising energy prices, provides SES with opportunities for growth. In fact, they cause clients to seek the services of specialists in heating, electricity, and the environment who are capable of designing, developing and managing their facilities under optimal technical and financial conditions. Through the unique complementarity of its activities and expertise, SES is ideally placed to meet these growing needs.

Business activity

Engineering — Design

Tractebel Engineering, SUEZ Group, is one of the leading engineering consulting firms in Europe. It offers advanced solutions in engineering and consulting to public and private clients in the electricity, nuclear, gas, industry, and infrastructures sectors. Tractebel Engineering offers a range of innovative and sustainable solutions throughout the life cycle of its clients’ facilities such as feasibility studies, investment projects, operations and maintenance assistance, and dismantling.

Facilities and related services — building and maintenance

Through subsidiaries such as Axima, Endel, Ineo, Fabricom GTI, and GTI, Suez Energy Services builds and maintains electrical, mechanical, and HVAC facilities for industry, infrastructure and tertiary sectors. The business line also provides services related to these activities:

•	locally, the business culture is reflected in on-site customer service that meets their needs and is backed by a powerful European network and the complementary nature of the services offered;

•	in specialty activities, development is backed by a high degree of proficiency in basic technologies, so that cutting edge developments can be offered and relevant assistance provided to clients as their technology expands.

Project management remains a decisive factor in facilities and related services activities: the strict control of offerings such as costs and contractual aspects during performance will determine the final profitability of each project.

Energy services — optimizing and operating

As experts in Energy Services Solutions derived from the concept of delegated management and outsourcing, Elyo and Axima Services offer comprehensive, innovative solutions to highly diversified clients (companies, local governments, managers of residential or industrial sites). Elyo and Axima Services design and operate long-term, effective, and all-inclusive solutions with guaranteed results while remaining environmentally friendly:

•	management of the energy and utilities required in industrial processes;

•	management and maintenance of thermal and technical equipment;

•	facilities management;

•	management of local energy networks.

With a wealth of expertise as integrators and strong local relationships, Elyo and Axima Services aim to confirm their positions as European leaders by taking advantage of the growth opportunities afforded by cost controls, energy efficiency, the shift in the focus of companies to their core businesses, the opening up of energy markets, and the recognition of environmental restrictions. Axima Services has also expanded its services to include the management of airport equipment such as baggage sorting systems, jetways, and ground-based guidance systems.

Electricity and Gas Companies

Electricity and Gas Companies specialize in the production and distribution of electricity in Monaco, and the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are partners in the development of these territories because they provide international quality services with the support of a major Group.

Markets and Competition

The production and marketing of electricity and the marketing of gas are sectors of activity that are largely open to competition in Europe and the United States. However, activities constituting natural monopolies — like the transmission of electricity and, to some extent, of gas — are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition, and international players operate in more regulated environments, usually under long-term contracts.

In Europe, the main competitors of Electrabel and Distrigas on markets open to competition are: in electricity, the German companies E.ON and RWE, the French company EDF, and the Italian company ENEL; in gas, all the major gas companies such as E.ON, GdF, Ruhrgas, and WinGas. New competitors are also emerging, such as the large European gas producers or other players specialized in marketing activities, like the British company Centrica (which has established a position on the Belgian market). With respect to Fluxys, one of the major new requirements to emerge from the transposition into Belgian law of the 2nd European Gas Directive is the official designation of one or more network managers. In this regard, Belgium’s new gas law sets forth a procedure for designating a natural gas transmission network manager, natural gas storage facilities, and LNG terminal facilities. Under the law, Fluxys and Fluxys LNG were named as managers under the non-definitive system in 2006. On February 21, 2007, a notice was published in the Moniteur belge inviting applicants for manager to file their applications to get their designation under the definitive system. Fluxys filed three applications as manager under the definitive system, both for the natural gas transmission network and for the natural gas storage facilities and the LNG terminal facilities. The designation as manager under the definitive system is valid and renewable for a period of 20 years.

The Group is pursuing an ambitious growth strategy in the LNG sector and plans to bolster its positions in its existing markets while investing in new niche markets. With SUEZ LNG NA and Fluxys, SUEZ has LNG terminals on both sides of the Atlantic. It also owns a direct interest in a regasification facility in Trinidad and has been awarded several long-term contracts to supply LNG. Its position in the Atlantic zone gives it substantial hedging power. Elsewhere, the construction of the LNG terminal under a joint venture in Northern Chile will bolster SUEZ’s presence in the Pacific zone.

SUEZ believes the LNG segment of the gas sector is growing fast, given the decline in natural gas production in the United States and the need for a large number of countries to diversify their gas supply sources and the improvement in technologies in the area of LNG. The future growth of LNG is nevertheless restricted by numerous geopolitical uncertainties, very high construction costs, and the rapid growth in domestic demand in the producer countries, all of which result from an industrialization policy based on natural gas. The world market for LNG has continued to get tighter as more and more buyers attempt to sign supply contracts.

A large number of regasification plants are being planned in North America, many of which have, however had trouble obtaining the necessary permits. On the east coast, the Canaport LNG regasification terminal is under construction. It is designed to supply the markets in eastern Canada and New England; it is expected to be commissioned in late 2008. In October 2007, an LNG project in Weaver’s Cove in southeastern Massachusetts was rejected by the US Coast Guard, which felt that the terminal’s maritime access was not suitable for LNG tankers. The project developers have appealed the decision.

In early January 2008, the Northeast Gateway LNG port facility was completed 18 miles off the Boston coast; an operating permit has yet to be issued by the US Coast Guard before the port can host its LNG tankers. In August 2007, Neptune LNG, the offshore regasification project opposite Boston launched by SUEZ has received all the necessary permits from the Commonwealth of Massachusetts for the construction of the offshore mooring and treatment platform and the pipeline to carry it to land. At present, the amount of gas injected into the New England market from these terminals, as well as its effect on prices, remains hard to predict.

In the Atlantic area, the main competitors in the LNG segment are now oil and gas companies such as ExxonMobil, Shell, BP, Total, and BG Group.

Recently, major financial institutions have also entered the market for the physical purchase and sale of LNG. In fact, LNG shipments can be highly valuable to such companies in the pursuit of their targets for trading basic energy products.

SUEZ Energy North America is pursuing its Neptune project, an LNG delivery terminal off the coast of Massachusetts. This facility will provide an average volume of 11 million cubic meters of gas per day, i.e., the equivalent of daily consumption for 1.5 million households. In 2007, SUEZ Energy North America took a major step in executing the project, since the Commonwealth of Massachusetts had issued all the necessary permits.

Given the pursuit of economic growth and the rarity of discoveries of significant new reserves in most states, supply margins are continuing to decline. In the short term, spark spreads are too insignificant in different regions subject to regulation for electricity producers to obtain a yield greater that their investment costs in their operations on the spot market. It is hard to predict whether the increase in demand and the closing of obsolete plants will make it possible to absorb the excess capacities over the medium term.

While a recovery of electricity production from nuclear and coal-fired power plants may represent an additional threat for the long-term profitability of combined cycle plants, in a context of high gas prices, the political and environmental problems related to those fuels are difficult obstacles to overcome. Different regional and local authorities are now applying policies limiting carbon emissions. However, as yet, nothing has been decided in Washington. It may take several more years for the federal government to act when it comes to the climate, and uncertainties remain as to the contents of any future legislation on carbon emissions.

The demand for energy has continued to grow regularly in most Latin American countries. Reserve margins have tightened in most of the continent’s markets and are starting to be very limited.

Price trends are generally up, in line with the trends observed for fuels and in a context of tight margins. However, every market has unusual and specific characteristics. The Pacific axis (Chile, Peru) is behaving in a more orthodox manner; prices in those regions are influenced primarily by hydrological conditions, trends for fuels, and the cost of new infrastructures. On the Atlantic coast, Brazil can be observed attracting new private investment, while Argentina favors public investment; in both of those countries, the government has succeeded, for better or for worse, in limiting prices (in Argentina, this is the case for residential customers, but the industrial sector must face rate hikes). These countries have made it a priority to avoid or delay price increases, at least for existing power plants. Complex specific regulations have been developed to encourage and provide an incentive for the construction of new infrastructures.

Owing to economic growth and the value of natural gas as an alternative fuel, the demand for gas has grown significantly in all the markets of South America. In Argentina, gas producers have signed an agreement with the government on the gas supply for 2007.

The oil and gas companies have continued their investments in Peru and Brazil but have put projects on hold in Argentina and Bolivia owing to interference by the Government and uncertainty regarding the future regulatory framework. This situation has led to market fragmentation and unmet needs in Chile, Uruguay, and Argentina.

In the Middle East, Asia, and Africa, SEI acts mainly as an independent electric utility. In those areas, SEI now sells its production to public distribution companies or directly to industrial clients. The acquisition now under way of a coal-fired power plant in the Philippines should enable SEI to enter the pool market (WESM), which has operated in that country since June 2006.

Overall, the demand for energy is booming in that region. The assigning of additional capacities necessary for the independent utilities varies depending on the market.

IPP opportunities in the countries of the Cooperation Council of the Arab States of the Gulf (formerly the Gulf Cooperation Council) are considered attractive owing in particular to the clarity of the regulatory framework and the maturity of the customary contractual framework in those markets.

Viable investment opportunities in independent electricity production projects should also emerge in other regions of Asia, the Middle East, and Africa, especially in Southeast Asia, North Africa, Turkey, India, and South Africa.

The geographic area covered by SUEZ Energy Services is, for the most part, in Europe. This division is ranked number one in France, Belgium, and the Netherlands, has a strong position in neighboring countries, and offers an initial base for expansion into countries farther away areas, such as Central Europe.

Since its three market segments — Industry, Services (including collective housing), and Infrastructure — have different economic cycles, this division has relatively little exposure to risks related to changes in the economic outlook.

Although the Industry market is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service activities, which benefit from the outsourcing trend, the strengthening of environmental constraints, and the search for efficient energy.

The development of public/private partnerships, especially in the Services sector, is a favorable factor for the growth in facilities and services activities.

Finally, the Infrastructure market remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. SUEZ Energy Services is also recognized as a major player in this market through niche activities in transportation and intelligent security technologies.

With a good balance of activities (49% in production facilities and related services, 47% in services, and 4% in engineering), the division holds a unique portfolio of complementary businesses in the European market that sets it apart from its competitors.

Its competitors are generally smaller in size and include, most notably, Vinci Energies, ACS, Cegelec, Amec-Spie and Imtech for operations at facilities and Dalkia, Cofatech, and RWE Solutions for service-related activities.

The complementarity of the Group’s different divisions is also an advantage for SUEZ Energy Services if, for example, it is called upon to provide services, supply electricity and gas to a deregulated market, and/or provide services related to water and waste services.

ENVIRONMENT

Through its Suez Environment division, Suez is active in all facets of the water and waste cycles. Suez Environment provides the services and equipment that are essential to human life, human health, and the protection of the environment.

The Group designs and builds facilities for producing drinking water that is later distributed to customers, collects and treats waste water, and manages and recycles the waste produced by domestic and industrial activities. The Group also provides surveying and consulting services in the field of water and the environment.

Suez Environment aims to boost its position as a benchmark in the areas of environmental protection and sustainable development by offering its clients comprehensive knowledge of water and waste cycles.

Suez Environment continued its profitable organic growth efforts in 2007 by following through with its action plan, which is focused on improving operating profitability, controlling investments, and reducing risks.

Organization and key figures

The following table presents comparable revenue and employee figures for the Environment businesses for the last three fiscal years.

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(in € millions, except employee data)

Sales revenues	12,022	11,439	11,089
Number of employees	61,915	57,446	72,130

With revenues of €12.0 billion and 61,915 employees as of December 31, 2007, the Group is a company of reference in the environmental market worldwide (water and waste).

Suez Environment is active in all water and waste cycles and is therefore an expert in those areas. It does business with both public and private entities.

During 2007, the water and waste businesses each generated €6 billion in revenues. Its activities supplied 68 million people with drinking water and provided waste water sanitation services to 44 million people. During the same fiscal year, it provided collection services to nearly 46 million people worldwide and more than 400,000 industrial and commercial clients, collected nearly 23 million tons of household waste, ordinary industrial waste, and medical waste, and processed more than 42 million tons of waste.

The Group is structured around three main segments: Water Europe, Waste Management Europe, and International (Degrémont and activities outside Western Europe), which in turn are divided into nine business units. Another segment, called Other, covers only central level functions. The chart below shows the organization of the nine business units:

Water Europe

Water Europe had sales revenues of €3.9 billion in 2007. Europe is the domestic market for Suez Environment.

Lyonnaise des Eaux in France accounts for 48% of the revenues of this segment. Spain, via the stake in Aguas de Barcelona (Agbar) mainly contributes to the rest of the consolidated amount.

Waste Europe

Waste Services Europe had sales revenues of €5.5 billion in 2007. Suez Environment is centered on the following subsidiaries: SITA France and its specialized subsidiaries, including Novergie and TERIS for hazardous waste, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia, and SITA Belgium. In 2006, Suez Environment created Terralys, subsidiary specialized in sludge treatment.

Water and Waste Services International

Water and Waste Services International had sales revenues of €2.6 billion in 2007, including Central Europe (Hungary, Czech Republic and Slovakia, Poland and Slovenia). Outside of Europe, Suez Environment has Water and Waste Services operations in 10 countries but has focused primarily on building a strong presence in four regions: North America, Asia/Pacific, North Africa and the Mediterranean and the Middle East. In addition, Degrémont is at the center of Suez Environment’s international strategy due to its presence on all five continents.

As the Water and Waste Services businesses share a common structure, they are able to implement operating cost synergies on the ground, provide joint offers, and, depending on the country, make use of the commercial development already accomplished by each business.

Water business lines

Integrated management of the water cycle

Through its subsidiaries and contracts, SUEZ Environment covers the entire value chain of the water cycle:

•	research and master plans, modeling of underground water tables and hydraulic flows, and project management of infrastructure and water management projects;

•	engineering, design, and construction of water treatment plants through its Degrémont subsidiary;

•	sanitation and drinking water distribution service including: capture, treatment and distribution of drinking water; collection, depollution and release of waste water an drain water, and management of connections; and customer management (relations with end consumers, meter-reading and collection of payments made by end consumers);

•	for private sector clients, the offering involves water resources management, process water, waste water and run-off, as well as sludge: definition, execution, and operation of water management solutions, as well as sales and marketing of ultra-pure water equipment.

The actual scope of activities varies depending on client needs and the situations in the countries concerned.

SUEZ Environment serves around 68 million people with drinking water worldwide and produced around 5 billion m3 in 2007. The Group also provides waste water services affecting around 44 million people and biologically treated around 2.6 billion m3 in 2007.

SUEZ Environment ranks number two in management of the water cycle in Europe and worldwide.

SUEZ Environment’s clients are mainly local public authorities, with clients in the private sector representing for the most part a minor portion of revenues. Nonetheless, in the area of public service contracts, SUEZ Environment must provide local service to industrial and commercial clients.

In its contractual relations with public authorities, SUEZ Environment has two kinds of contracts:

•	public service contracts in France and the equivalent outside France, including leasing and concession contracts and all forms of contracts in between. In those contracts, SUEZ Environment has complete responsibility for the management of the service (water distribution and/or sanitation) and conducts its business at its own risk. Part of the sums are billed and retuned to the authority to finance new investments. Leasing contracts are different from concession contracts depending on the size of the investments, which are the responsibility of the private investor. Most of the SUEZ Environment contracts in France are leasing contracts. In general, these are long-term contracts with a duration of between 10 and 20 years;

•	services and labor contracts. In this case, labor or construction is billed to the authority (the client). These are medium- or long-term contracts of generally between 5 and 20 years.

The Group also operates throughout the entire water cycle, working with industrial clients through services contracts, e.g., for technical advice or assistance and/or sales of equipment. The contracts are generally established for shorter periods, usually from 2 to 5 years.

In Europe

Europe is the cornerstone of the SUEZ Environment business in the area of water.

In France

SUEZ Environment estimates the sums billed in France for the water and sanitation service by all the public and private providers amounts to a total of around €11.8 billion, and that private operators receive 40% of that total, with the remainder going to local authorities, water agencies and the Government. The drinking water production and distribution sector corresponds to around €7 billion (48% returned to private operators) and the waste water treatment sector corresponds to around €4.8 billion (27% of which is returned to private operators).

SUEZ Environment does business in France with local public authorities, mainly through its subsidiary Lyonnaise des Eaux France (LDE) which is the second largest private company on that market.

In 2007, the contribution by LDE to revenues was €1.9 billion.

The duration of these contracts of the Group in France, both for water distribution and for waste water treatment is generally between ten and twenty years. Lastly, although often of lesser importance in terms of amount and duration, sanitation contracts, especially non-collection sanitation management for municipalities or else sanitation services and industrial process water treatment, represent additional growth markets for the Group’s companies.

In Spain

In 2007, Agbar had revenues of €2.8 billion, 53% of which corresponded to services related to water management, with the remainder generated by healthcare activities. Agbar operates throughout the entire water cycle and the Group believes it to be the leading private company in the water sector in Spain.

In addition, Agbar has operations in the following places:

•	South America, specifically Chile, but also Mexico, Colombia, and Cuba; most of the SUEZ projects in that region were executed in partnership with Agbar;

•	the United Kingdom, through the company Bristol Water, acquired in 2006, which serves around one million people.

Other Countries

SUEZ Environment’s other operations in Europe are located primarily in Italy and Germany.

In Italy, the Group is established in Tuscany, as the operator of two water and sanitation companies: Acque Toscane and Nuove Acque. It also participates in groups of operators of the Florence and Pisa water and sanitation companies which are run by ACEA (The Group also owned 4.98% of ACEA as of December 31, 2007).

In Germany, through its subsidiary Eurawasser, the Group is active in Rostock Güstrow, Schwerin, Cottbus, Goslar, and in the Saale-Unstrut-Leuna region, mainly through water distribution and sanitation concession contracts or holdings in quasi-governmental agencies as well as maintenance and management contracts.

In addition, the Group is present in Greece through a 4.88% stake in Eyath, the company that manages the Thessalonica water service.

Lastly, the Group has been active for a number of years in some of the new member countries of the European Union. In those countries, acting alone or in partnership, the Group carried out the following projects:

•	in the Czech Republic, drinking water and sanitation services in several cities where it has been active since 1993;

•	in Hungary drinking water services in Budapest (in partnership with RWE) and in two other cities (Pécs and Kaposvar);

•	in Slovakia, drinking water services since 1999 in Trencin;

•	and finally in Slovenia, operation of the Maribor purification station built by it.

Ondeo Industrial Solutions, a subsidiary of SUEZ Environment, works in France and the rest of Europe with industrial clients and specializes in improving the overall water cycle in the industry. In 2007, its contribution to the revenues of SUEZ Environment was €136 million.

Safège, a subsidiary of SUEZ Environment, provides engineering and consulting services in all areas pertaining to water, to related environmental issues and to projects associated with such activities. In 2007, its contribution to the revenues of SUEZ Environment was €72 million.

Around the world

In the rest of the world, SUEZ Environment provides drinking water and sanitation services in partnership with local investors or local authorities or through affiliates or companies that are majority-owned by local interests, mainly in the United States, Mexico, China, Indonesia, the Mediterranean Basin, and the Middle East.

Degrémont is also the lynchpin of the Group’s international growth, thanks to its operations on all five continents.

Degrémont

Degrémont, a wholly-owned subsidiary of SUEZ Environment, designs, builds, equips and operates drinking water and desalinization production facilities, waste water treatment and recycling facilities, and sludge treatment facilities.

In 2007, Degrémont’s contribution to the Group’s revenues was €954 million.

These activities are based on a thorough knowledge of four main areas of expertise:

•	drinking water production;

•	sea water or brackish water desalinization by reverse osmosis;

•	waste water purification and recycling;

•	treatment and recovery of purification sludge.

Degrémont provides services corresponding to these activities, in particular:

-	design, construction, engineering, and commissioning of facilities (including the production of plans, the purchase and assembly of equipment, and project supervision) for turnkey projects;

-	operations and services: from supplying spare parts to operations and services to overall maintenance of any site (including rehabilitation of facilities and training of personnel);

-	equipment: offers patented standardized technologies to equip municipal, industrial, and recreational facilities.

Since its creation, Degrémont has designed, built or equipped more than 10,000 facilities worldwide. With the growth of urban populations, both the demand for quality water and the demand for sanitation have increased, bringing about a growing demand in terms of infrastructures and water treatment.

North America

In the United States, the Group is active in 21 States, which are located mostly in the Midwest and the Northeast, through its subsidiary United Water.

United Water works in the following areas:

-	in “regulated” businesses, the sector in which operators are the owners of their water treatment/production assets and rates are set by regulators taking into account any capital expenditures to be made;

-	and in the area of service contracts, a sector in which operators enter into operating contracts with municipalities and contracts for the maintenance of assets which remain the property of the latter.

In Mexico, Bal-Ondeo is expanding its business, primarily in Cancun and Mexico City, and the Group is also present through the activities of Agbar.

In Asia

SUEZ Environment is active in China through its 20 subsidiaries formed with local authorities for the production of drinking water and sanitation. It operates through different kinds of contracts like the BOT (Build Operate Transfer) for the construction and rehabilitation of water treatment plants, and concession contracts. The Group also owns two concession contracts transferred by the city of Macao, one for water management and the other for electricity production and distribution. Several major contracts signed in 2006 beefed up the presence of SUEZ Environment in China in Chongqing (Tangjiatuo) and Shanghai (Changshu and Chemical Industry Park).

In Indonesia, Palyja (PT PAM Lyonnaise Jaya) produces and distributes water in the western part of Jakarta.

Mediterranean Basin and Middle East

In Morocco LYDEC is in charge of water distribution, sanitation, and electricity distribution for 3.7 million consumers in Casablanca, under a contract signed in 1997 for a period of 30 years.

In Algeria, under a management contract, the Group provides expert personnel to the Société des Eaux et Assainissement d’Alger (SEAAL) in order to help improve services. In addition, in November 2007, Agbar was awarded the same kind of contract for water management services for the city of Oran from January 2008.

Lastly, the Group enjoys the advantage of an historic presence in the Middle East. It signed 20 DBO contracts in Saudi Arabia between 1975 and 1986 and in 2005 was awarded the design, construction, and operation contract for the largest waste water purification plant in Qatar, with the reuse of treated water. The Group is boosting its presence in that region through local partnerships, in particular in the United Arab Emirates, where in March 2007 it signed a cooperation agreement with the Al Qudra Group.

The waste business

Integrated management of the waste cycle

SUEZ Environment manages the entire waste cycle, operating under the SITA brand name at all stages of waste management, i.e.:

-	non-hazardous waste collection for municipalities and businesses, sorting, pre-treatment, recycling, and recovery of hard and soft recyclables, energy recovery (incineration, co-incineration, and “methanization” or methane recovery), storage in dedicated landfills, including the recovery of biogases;

-	hazardous waste management (with the exception of radioactive waste);

-	soil rehabilitation, treatment of sites, soil, underground, and polluted water tables, dismantling and conversion of buildings;

-	dismantling and disassembly of obsolete vehicles, aircraft and vessels at end of life;

-	sanitation and urban waste management; street cleaning and sweeping, upkeep of urban properties, beach clean-up, snow removal, upkeep of municipal and industrial networks, and assistance in cleaning industrial production tools.

This array expands along with regulatory, technical, and economic changes and more thorough and more specific demands from both public and private clients: in Europe, the growth of reemployment, recycling, recovery of materials and energy associated with growing restrictions on other methods of treatment (placing in landfills, destruction without recovery), and depollution/rehabilitation of industrial sites; in less mature countries, improving the reliability of treatment facilities and developing city services; in the emerging economies, adopting environmental standards.

At year-end 2007, SUEZ Environment was providing collection services to nearly 46 million people; its was using a fleet of more than 11,800 heavy vehicles and operating 116 composting platforms, 47 incineration sites, 46 of which have the option of recovering energy, 564 sorting stations and 146 landfills (non-hazardous waste: K2 and K3 hazardous waste: K1).

In its markets, SITA ranks number three worldwide in terms of revenues and number two in Europe.

SUEZ Environment works mainly for two kinds of clients:

•	public authorities: the contracts are generally medium- to long-term, between 3 and 7 years for collection and up to 20 or even 30 for treatment;

•	private business: the contracts are generally short- or medium-term (often one year renewable for collection).

Collection

SUEZ Environment has a fleet of more than 11,800 heavy vehicles suited to all types of waste collection; mixed or selective, heavy objects, medical waste, industrial waste.

Materials recovery

The waste from households or businesses from selective collections is sent to sorting centers operated by the Group, where it is sorted and packaged. Recyclable materials are sent to the appropriate conversion segments, with the rest being recovered in the form of energy by incineration or, failing this, landfilled (see below).

The savings from recycling is aimed at providing businesses with a regular supply of quality recycled materials and allows the producers of waste to benefit from a permanent regulated industry that manages their waste. In 2007, SUEZ Environment managed for recovery more than 19 million tons of waste. Of that total, nearly 13 million tons were treated for materials recovery.

The Group continues to implement processing solutions for industry that help to recover mixed waste such as the mechanical and biological processing of waste in Newcastle (United Kingdom), and Cröbern (Germany) and at pilot sites in France; as well as the growth of waste sorting and packaging companies (paper and cardboard, metal, plastic, etc.) for sale and recovery as secondary raw materials.

Composting and biological recovery

On its 116 composting platforms, SUEZ Environment reproduces on an industrial scale the natural process of deterioration of organic waste and converts it by improving the soil.

A number of analyses have been made of organic waste, before, during, and after conversion in compost. The air released from the process is captured and treated in order to limit the noxious odors.

In 2006, SUEZ Environment held an operational gathering (decided on in 2005) within a unique company established in France, Terralys, of all the skills, know-how, and equipment of the Group’s companies in order to assist the local authorities with their sludge recovery projects.

Energy recovery

Waste can be recovered through incineration. With this solution, the mass and the volume can be sharply reduced, and the treatment is rapid and hygienic and allows energy to be recovered. A total of 47 facilities, 46 of which with energy recovery, all reflect the skills of SUEZ Environment in terms of incinerating urban waste worldwide, particularly in France (Novergie), Germany, Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory constraints aimed at reducing the impact (release of smoke, production of bottom and fly ashes) and recovering the energy produced by the combustion of the waste in the form of heat and/or electricity. In 2007, the Group’s incineration units treated around 6.09 million tons of waste, produced more than 8,700 thermal GWh and more than 2,600 electric GWh.

Energy recovery from organic waste can also be accomplished by methanization, a decomposition process using micro-organisms in the absence of oxygen. Methanization produces biogas, which is a source of energy and a recoverable residue as an organic additive to soil. Using this approach on an industrial scale is a recent phenomenon.

Storage of non-hazardous waste

Storage remains the principal treatment industry in many countries. In the initial phase, seeking a storage site (landfill) is subject to specifications that apply in perpetuity concerning such things as soil quality, protection of water tables, and distance from dwellings. In the operating phase, the loads are checked, run-offs (biogas and lixiviates) are captured, recovered, or treated, and the environmental parameters are measured on a very regular basis. Once closed, these sites continue to be monitored for thirty years. SUEZ Environment operates 134 landfills (K2, K3) around the world and in Europe in particular. In 2007, 18.5 million tons of waste were delivered to its non-hazardous storage centers. In the course of business, the Group develops and implements innovative industrial solutions for the recovery of biogas from the storage centers in the form of renewable energy.

Hazardous waste

SUEZ Environment can offer its clients solutions suited to all types of hazardous waste (not including radioactive waste) from packages of 100 grams (i.e., special household waste or lab waste) to several hundred tons. In 2007, 2.8 million tons of hazardous waste was treated by the Group: preliminary treatment on ad hoc platforms, stabilization and storage, incineration of waste with a high chlorine or sulfur content, and co-incineration in cement plants.

Depollution and reconversion of polluted industrial sites

Through its specialized subsidiaries (in particular Teris and Sita Agora), the Group has developed recognized expertise in the area of depollution and the reconversion of industrial sites. By way of illustration, in France SITA Agora manages the decontamination and rehabilitation of the site of the old Metaleurop Nord foundry. The work continued in 2007 (dismantling and confinement) for final conversion of the site with the establishment of new business activities (end of project slated for 2009).

Sanitation, maintenance, and urban waste management

SUEZ Environment provides local authorities, individuals and businesses with sanitation, industrial cleaning (in particular during plant shutdowns), special industrial waste collection services as well as more specific services like oil and gas work, network monitoring, or cleaning of water towers.

Urban waste management are a concern for local authorities and a health necessity. Among the services of SUEZ Environment, we can cite mechanized and manual sweeping, upkeep of city property, sign removal, graffiti removal, snow removal, beach cleaning, emptying trash cans, public awareness. Depending on the country, additional services may be offered, for example, maintenance of city parks and gardens.

In Europe

Europe is at the heart of the business of SUEZ Environment in the area of waste. In 2007, the companies in the Waste Management Europe accounting segment contributed €5.5 billion to the Group’s revenues, of which around 50% were earned in France.

The Group’s Waste Management Europe is run essentially by SITA France and its specialized subsidiaries, SITA Belgium, SITA UK, SITA Nederland, SITA Deutschland, and SITA Sverige in Scandinavia.

The Group is also active in some countries of Central and Eastern Europe. In Poland, SE Polska offers services for the management of household and industrial waste and city cleaning; like SITA CZ and SITA SK, which operate in the Czech Republic and Slovakia respectively. In those countries, SUEZ Environment has developed substantial expertise in terms of the treatment of hazardous waste, as witnessed by major operation such as the depollution of two buildings at the Spolana chemical site in the Czech Republic and the acquisition of an incinerator for special waste and a hazardous waste storage center.

In the rest of the world

Outside of Europe, the Group is active in the waste sector, particularly in China, Taiwan, Australia, and the Middle East.

In Hong-Kong, Swire-SITA is active in waste collection and treatment, composting and street cleaning. In mainland China, the Group participated in the construction of and handles the operation of a hazardous industrial waste incineration plant with a capacity of 60,000 tons on the site of the Shanghai Chemical Industry Park (SCIP). Lastly, in Macao, the Group handles domestic, commercial, and industrial waste collection and street cleaning for the municipality.

In Taiwan, the Group operates a waste incineration plant.

In Australia, SITA Australia offers services in domestic, industrial, and business waste collection, recyclable waste recovery, and treatment and landfill operations.

In the United Arab Emirates, the Group is active through its subsidiary Trashco, which works mainly to collect waste from industrial and commercial activities.

Regulatory environment

SUEZ Environment operates its water and waste services in Europe, the United States and worldwide under a highly structured regulatory framework.

The regulatory environment can be broken down into three levels:

•	regulations governing the execution of government contracts;

•	regulations governing business activities;

•	environmental responsibility.

Regulations governing the execution of government contracts

In the European Union, contracts entered into by the subsidiaries of SUEZ Environment with public authorities are referred to either as labor contracts or services contracts (government contracts). Public service delegations are defined in comparison with government contracts as rights to operate a service of general interest with part of the risks transferred from the delegating public authority to the entity to which the public service is delegated.

The terms for contract activity are governed by European directives (2004/17/CE and 2004/18/CE) in terms of calls for competition (advertising and procedures for awarding contracts). The directives also set certain rules applicable to public works concessions. In terms of services concessions, only the general principles of the European treaties are applicable.

In France, there are two main models of government contracts:

•	public service delegation contracts are governed by Law no. 93-122 of January 29, 1993, on the prevention of corruption and transparency in economic life and in government procedures, which defines the procedures applicable to the execution thereof; in particular, these contracts are used in the water business; local authorities, usually municipalities or groups of municipalities, have the choice between direct control and total or partial delegation to a private company; the delegated management contract sets the respective obligations of the delegator and the delegatee rates; it does not involve the transfer of ownership of the existing assets to the delegatee, which is merely the manager thereof; since Law no. 95-127 of February 8, 1995, on government contracts and public service delegations, the delegatee is required to produce an annual technical and financial report;

•	services and construction contracts are subject to the French Code on Government Contracts and, more generally, to the European directives mandating the use of competitive bidding for awarding contracts.

In the United States, the federal government plays a major role in the water sector, but the individual states retain powers related to the management and regulation of operations and the planning of investments. There are two major types of contracts: the first is regulated, like in England, while the second is non-regulated, like in France.

Each state has a Public Utility Commission, which sets pricing structures (for water and sanitation services) and the return on shareholders’ equity granted to companies operating in the regulated sector. In the non-regulated sector, each municipality determines the rules that govern the awarding of contracts to public-private partnerships and the way they are executed. Generally, the operator is selected following a bidding procedure.

Elsewhere in the world, contract activities vary according to the type of public-private partnership, regardless of the type of delegation (long-term concession, PFI in the United Kingdom, BOT, short-term services contract) or the regulatory method. A clear definition of the regulatory context is an extremely important criterion for the development of SUEZ Environment’s activities.

Regulations governing businesses

The legislative and regulatory restrictions that apply to SUEZ Environment’s activities essentially arise from EU laws (Community regulations and directives).

Water

European (EU) regulations

Directive no. 2000/60/CE of the European Parliament and the Council dated October 23, 2000, establishing a framework for a Community policy in the area of water is aimed at restoring the quality of underground and surface water by the year 2015.

In addition to this target in terms of outcome, there are requirements on the methods to be used:

•	reducing releases of “priority” substances considered the most harmful for the environment (a new directive is designed to replace the current directive on releases of “hazardous substances.”);

•	design and implementation of master plans and action programs; and

•	follow-up and reporting to the European Commission of results of actions to reverse damage to the environment.

The directive also lays out a more structured legal and institutional framework for water policy that is very close to the French system of management by major watersheds.

It recommends that the uses of water and their impact be analyzed from a financial standpoint and also calls for greater participation by and input from the public. It sets the goal of the total recovery of costs for services and institutes the polluter-payer principal.

In its first report, on March 22, 2007, the Commission commented on the progress of the implementation of directive 2000/60/CE and makes recommendations for the next important step: management plans for hydrographic basins. Those plans, which are to be completed before December 2009, will bring genuine improvements to the water system in the form of programmed measures to be operational by the year 2012, which are supposed to make it possible to reach the environmental targets set out in the directive by the year 2015.

In addition, there are two proposals for amendments to Directive 2000/60:

•	a proposed directive of the European Parliament and the Council dated July 17, 2006, establishing stricter environmental quality standards in the area of water and amending Directive 2000/60/CE; and

•	a proposed directive of the European Parliament and the Council dated December 22, 2006, amending Directive 2000/60/CE establishing a framework for a community policy in the area of water, with regard to the execution authority granted to the Commission.

Lastly, Directive 2000/60/CE was supplemented by Directive no. 2006/118/CE of December 12, 2006, on the protection of ground water from pollution and deterioration, which specifies the targets set by the directive of

October 23, 2000, with regard to ground water. The objectives dealt with by this directive are primarily the good chemical status of water and the prevention and limitation of the introduction of pollutants into groundwater. It must be transposed by Member States by January 16, 2009.

Directive 2006/07/CE of February 15, 2006, concerns surface water that is likely to be used for swimming. The Member States must monitor and evaluate water used for swimming. Information on the classification, description of water used for swimming, and the pollution thereof must be provided to the public and must be easily accessible and near the area concerned. The provisions of directive 2006/07/CE must be transposed into national law no later than March 24, 2008.

Council Directive 98/83/CE of November 3, 1998, relating to the quality of the water intended for human consumption increases the requirements regarding several parameters (turbidity, chlorites, arsenic, volatile organo-halogens, nickel), especially on lead (25 µg/l end 2003 and 10 µg/l end 2013), and forces the services to eventually replace all existing lead pipes. It also raises the requirements in terms of public information on the quality of the water distributed.

Council Directive 91/271/CEE of May 21, 1991, on the treatment of residuary city water introduced several major categories of obligations:

•	the obligation of efficient collection and secondary treatment in towns with the equivalent of a population of more than 2,000;

•	the obligation to delineate at the national level any “sensitive areas” where nitrogen and/or phosphate treatment is required;

•	the requirement for reliable sanitation systems and the requirement for oversight of such systems; and

•	the possibility of using non-mass sanitation “when installing a collection system is not justified, either because it would not constitute a significant advantage for the environment or because the cost would be excessive,” provided that such system guarantees “the same level of environmental protection.”

Council Directive 91/676/CEE of December 12, 1991, concerning the protection of water from pollution by nitrates from agricultural sources is designed to protect water resources and imposes a requirement to delineate any “vulnerable areas” in which codes of good agricultural practices must be introduced.

Council Directive 2006/44/CE of September 6, 2006, concerning the quality of fishing water and Council Directive 2006/113/CE of December 12, 2006, relating to the quality required for conchylicolic water apply to water that needs protection or improvement to be suitable for life for fish and shellfish respectively.

French regulations

In France, there are a large number of laws governing water pollution and there are numerous governmental authorities responsible for enforcing them. Some emissions or eliminations and some other activities with the potential for a negative impact on the quality of surface and ground water are subject to authorization or reporting. Accordingly, the public authorities must be informed of any groundwater pumping facility that exceeds the volumes determined, and the law prohibits or subjects to review the release of some substances into the water. Violating these laws carries both civil and criminal penalties and the company itself can be held criminally liable.

The purpose of Law n° 2006-1772 of December 30, 2006 on water and aquatic environments is to modernize the legal provisions for water management and at improving water quality so that the environmental targets set by Directive 2000/60/CE can be reached by 2015.

It further aims to improve public water and sanitation service (access to water and transparency).

US regulations

In the United States, the principal federal laws relating to water distribution and sanitation services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974, and the regulations enacted pursuant to those laws by the Environmental Protection Agency. These laws and regulations establish standards for drinking water and liquid releases. Every state has the right to establish stricter standards and criteria than those established by the EPA, and a certain number of them have done so.

Waste

In many countries, waste treatment facilities are subject to laws imposed on service providers that wish to obtain authorization from the public authorities to be able to operate their sites. Obtaining such authorization requires the presentation of specific studies that show the impact on the environment and human health and evaluate the risks related to the facility concerned. The operators of landfills must present precise financial guarantees (often in the form of bank guarantees) that cover such things as the rehabilitation of the site and its long-term monitoring after closing (for 30 years in most countries). The various operators must also comply with the standards specific to the landfills; incineration plants are generally subject to regulations limiting the release of pollutants. Waste is also subject to various regulations depending on the type. As a result, to be reclaimed for agriculture, the sludge from purification stations must meet extremely strict traceability requirements with regard to organic compounds and various metal traces they are liable to contain (heavy metals such as cadmium, mercury and lead). Further to this, the NFU-44-095 standard, which was established in 2002 and is now applicable in France, strictly regulates treatment by composting of materials from wastewater treatment.

European regulations

Directive no. 2006/12/CE of the European Parliament and the Council of April 5, 2006, on waste sets the basic guidelines relating to the collection, elimination, reuse, and treatment of waste. It sets forth two major guidelines:

•	the polluter-payer principle; and

•	establishing a hierarchy of treatment methods.

The directive urges the Member States to use, in order of preference, prevention, reuse, recycling, energy recovery, and finally, as a last resort, landfilling.

This Framework Directive on Waste is now being reviewed in the European Parliament. In addition to defining a five-level hierarchy, the key objectives of the future Directive on Waste are to guarantee actual harmonization on a European scale in terms of definitions (particularly for recovery and recycling) and to clarify the criteria concerning energy recovery and the transition in status from waste to non-waste.

The bill originally introduced by the European Commission was voted on at first reading on February 13, 2007. On June 28, the European Council reached a political agreement on the bill. Final enactment is expected sometime in the middle of 2008, after the second reading scheduled for early 2008. The compromise introduces the possibility of classifying waste incineration as a recovery operation, according to an energy efficiency formula suggested by the European Commission.

A new Regulation (no. 1013/2006) concerning cross-border transfers of waste went into force on July 12, 2007, and replaces Regulation 259/93. The purpose of this new regulation is to see to it that waste is managed in an environmentally rational way throughout the transfer process, including during the recovery or elimination phase in the destination country. This new regulation is based on the 1993 regulation concerning the transfer of waste, which it replaces, by providing a more precise and simpler legal framework. The regulation provides for stricter enforcement measures. It requires Member States to conduct inspections and checks by random sampling. It also authorizes physical inspections of transferred waste, in particular opening containers, and requires the Member States to inform the Commission of their national legislation in terms of illicit transfers and the punishments applicable to such transfers.

Council Directive no. 1999/31/CE of April 26, 1999, concerning the landfilling of waste, defines three kinds of facilities corresponding to three kinds of waste:

•	those designed for hazardous waste (called “Class I” or K1 in France);

•	those designed for non-hazardous waste (called “Class II” or K2 in France); and

•	those designed for inert waste (called “Class III” or K3 in France).

It sets as an objective for the Member States a reduction in the amount of biodegradable waste and stipulates that only waste that has previously been given stabilization treatment be admitted and that this waste be inspected for thirty years after being landfilled at the site.

Directive no. 2000/76/CE of the European Parliament and Council of December 4, 2000, on waste incineration established new environmental thresholds, particularly in terms of dioxin emissions; the threshold for the release of dioxins must not exceed 0.1 ng/Nm3.

Council Directive 96/61/CE of September 24, 1996, on the integrated prevention and reduction of pollution known, the so-called “IPPC directive” (for Integrated Pollution Prevention and Control) stipulates that some agricultural and industrial activities, including waste management, must be preceded by a request for authorization sent to the competent authority of the Member State concerned, which shall decide whether or not to authorize the activity. This authorization may be granted only when certain environmental conditions are complied with, and the companies themselves must take responsibility for preventing and reducing any pollution they are likely to cause. This way, the companies must, in order to obtain authorization, implement a certain number of concrete measures (e.g., recycling, accident prevention and treatment of sites a trend of life) and submit to some operating requirements (e.g., emission limits on some pollutants and inspection of releases).

Directive no. 94/62/CE of the EU Parliament and Council dated December 20, 1994 on packaging waste is aimed at reducing the impact of packaging waste on the environment. This guideline sets quantifiable objectives for the recycling and conversion of packaging placed on the European market. The directive was revised in 2004 and sets new recycling objectives by material.

Directive no. 2002/96/CE of the European Parliament and Council dated January 27, 2003 on electrical and electronic equipment waste (EEEW) imposes the following:

•	measures concerning product design, in particular the reduction of heavy metals used in electric and electronic equipment;

•	establishment of collection and treatment systems, particularly recovery (systematic selective treatment of some components and substances considered hazardous such as printed circuit boards, discharge lights, mercury, etc.); and

•	participation by producers in such measures in order to encourage recycling, making it a part of the process starting in the design phase.

By introducing the concept of producer liability, this directive establishes an obligation for them in terms of EEEW from households and from businesses, the financing of collection from the collection point, as well as the financing of the treatment, recovery, and elimination of the EEEW concerned.

Directive no. 2000/53/CE of the European Parliament and Council dated September 18, 2000, related to vehicles at the end of the life cycle requires the owners of vehicles no longer in use (ELVs) to turn them in to a certified company to have them demolished; otherwise, the registration cannot be cancelled. This involves extracting from them all materials and recycling or recovering them, whichever is better. Starting in 2006, the recycling rate must reach 80%, and the recovery rate 85%, and 85% and 95%, respectively, by 2015.

French regulations

In France, pursuant to Articles L. 511-1 et seq. of the Environmental Code related to Facilities Classified for the Protection of the Environment (ICPEs), ministerial decrees and orders define the rules applicable in landfills for household, industrial, commercial, and hazardous waste. More specifically, they govern the design and construction of waste treatment centers. Hazardous waste is subject to strict inspection requirements throughout the treatment chain. The traceability of hazardous waste is guaranteed by the waste inspection slip (BDS). The energy recovery units are subject to a number of requirements, particularly limits on emissions of pollutants.

Water and waste

On January 18, 2006, the European Parliament and the Council adopted Regulation No. 166/2006 concerning the establishment of a European Pollutant Release and Transfer Registry (PRTR). The purpose of this registry, which will consist of an electronic database accessible to the public, is to facilitate public access to information about pollutant releases. The majority of our waste service and sanitation activities are affected by this regulation (above certain thresholds) and consequently, the operators concerned must provide accurate data about their releases each year.

Environmental liability

Directive 2004/35/CE of the European Parliament and Council dated April 21, 2004, on environmental liability (the Environmental Liability Directive), which is now being transposed in the Member States, may require water and waste businesses to move faster to establish protection or rehabilitation measures.

The Environmental Liability Directive governing the prevention and repair of environmental damage was to be transposed no later than April 30, 2007. The work of transposing it has started in several European countries (accordingly, it has already been transposed in the following countries: Spain, Italy, Latvia, Lithuania, Hungary, Germany, Romania, Sweden, and Slovakia). The Directive, however it is transposed, defines additional rules of responsibility toward a new third party: the Environment (limited to water, soil, and biodiversity). Damage may be found (by the public authorities) even if there is no proven fault and even if the facility causing the damage is in compliance with its permits and licenses. Under the Environmental Liability Directive, the operator is the first in line in terms of liability. However, the text stipulates non-retroactivity and will apply, therefore, only to damages caused after the date of transposition.

In France, there is a bill now being discussed in Parliament to transpose the Environmental Liability Directive; the system may come into force before the end of the first half of 2008. (France has already received a notice dated June 1, 2007.)

SUEZ Environment is preparing to begin enforcing this law by identifying the sites the most affected by the damage identified in the law, i.e., those located in the Natura 2000 zones or nears sensitive rivers. The sites have been mapped in order to draw up a list of the vulnerable sites. There are two features of this vulnerability: these sites may be potentially polluting (pollution by treatment and landfill facilities, effluents from a purification station, or sludge) or potentially the victims of pollution (pollution of the water resources used for drinking water, pollution from a discharge or from soil by a third party).

The sites identified are subject to special procedures: a self-evaluation questionnaire was sent to the SITA France sites, and inspections and meetings were organized at Lyonnaise des Eaux France in order to obtain information, increase awareness, and identify the measures to be taken.

Elsewhere in the world, the main changes in regulations on environmental liability are listed below:

•	in the United States, the Polluter Payer principle is included in legislation. The current US administration is fairly reluctant to stiffen environmental regulations; however, an increasing number of initiatives are being set up privately to offset damages, both financial (financial valuation of the threat to an endangered species), or in kind (off-setting by implanting “equivalent” species);

•	China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards, especially with regard to marine pollution, air pollution, and the protection of groundwater, species, and natural habitats. When the process of strengthening these environmental regulations is completed, it will probably have an impact on the costs for managing water and waste services. As a result, contracts signed by SUEZ Environment are very mindful of the changing dimensions of Chinese environmental law.

Markets and Competition

Markets

The services rendered to individuals, local authorities, and business in terms of the production and distribution of drinking water, waste water sanitation, and waste management are classified in the sector of environmental management services4.

Because of evolving regulatory requirements, the growing needs of end customers (and the complexity and the growing capital intensity of the associated services), public authorities are seeking the expertise and cooperation of private operators. Likewise, the major international players in the industrial and tertiary sector are increasingly tending to outsource these services to specialized companies.

SUEZ Environment believes the environmental management services market is bound to grow over the long term thanks to the combination of factors described below:

•	macroeconomic factors such as world population growth, growing urbanization, growth in the world economy, and increases in the price of raw materials;

•	factors peculiar to the sector: greater attention to the environment, stricter requirements in terms of hygiene, quality of life, and health, stricter and better enforced environmental regulations, very substantial needs in terms of access to water and sanitation, an increase in the number of areas affected by insufficient water resources.

Water sector

The percentage of the world’s population served by the private sector can be estimated at 10%5. Moreover, local situations vary as to the use of the private sector by public authorities: in France, municipalities are free to choose between directly managing those public services or delegating them to private companies; in the United Kingdom, the sector has been almost fully privatized since 1989; in Spain, the Group believes private companies account for around 41% of the drinking water production and distribution sector and 61% of the sanitation sector; in Germany, municipalities mostly manage their services through the system of Stadtwerke, whereby private companies act as partners; in the United States, finally, the Group believes the private sector is responsible for managing around 11% of operating activities.

The Group believes the use of private companies should grow substantially over the long term, particularly in the form of public-private partnerships, for the following reasons:

•	private companies, which have the advantage of varied extensive experience, offer top quality skills;

•	consumer demands in terms of water quality and associated services are growing;

•	regulations continue to be stiffened around the world, especially in the European Union;

•	some of the 15 “old members” of the European Union are behind in the application of the technical directives related to water;

•	the ten “new members” are required to ensure compliance with the European standards;

•	pressure on government spending, greater demands from consumers in terms of the efficiency of their public services, and the higher level of technical expertise required in the sector have motivated several local authorities to endorse public/private partnerships and sustainable development.

In Europe, the Group believes it is possible to expect growth slightly above inflation in the most advanced countries, stronger growth in the countries that are lagging behind in bringing their facilities up to the proper standards and in maintaining their assets6. Elsewhere, if a decline in the amount of drinking water consumed is observed in some

4 As are services in the area of clean air, noise pollution and biodiversity protection, etc.
5 Source: Pinsent Masons Waterbook 2006-2007, data for the year 2005.
6 e.g., Italy, Spain, and the countries of Central Europe.

countries, a parallel need emerges for more sophisticated services in terms of inspecting the quality of the resource and in terms of water production, distribution, and sanitation and offsetting the former trend in terms of market.

In the United States, the Group believes that the sector offers substantial opportunities for consolidation owing to a very large number of small local companies as well as substantial needs in terms of infrastructure replacement.

In the emerging countries, where very substantial needs are still unmet, the Millennium Objectives7 emphasize the fact that access to drinking water and to adequate sanitation services is necessary to protect human health and the environment. In this regard, the Millennium Declaration invites countries to commit to reducing the number of people without access to drinking water or without the means to access it by half by 2015. As a result, affected countries offer major opportunities for development with respect to the construction and operation of water treatment facilities and the management of water-related services. In this second case, the opportunities are associated with potentially high risks that must be overcome by defining the appropriate forms of contracts before considering any operations in those countries.

Waste sector

The nature of the services offered must be suited to the situation in each country, more specifically, to the level of economic development, the definition and application of environmental regulations, and the level of awareness of the community of the environmental issues. Accordingly, in the least advanced countries, the demand may be for waste collection and elimination services. For the more developed countries, the demand extends to additional selective collection services, preliminary treatment, and sorting. For the most mature countries, the demand may be for comprehensive services including, in addition to the latter, biological treatment, materials, and energy recovery.

Moreover, four main sources of waste define the Group’s main scope of activity: household and similar waste, industrial and commercial waste, waste from construction and demolition activities, and hazardous waste.

The Group believes that the volumes of both household and associated waste and industrial and commercial waste generated in Europe should experience an average growth of 1.5% and around 2.5% per year respectively by the year 2010 with notable disparities between the “old” and the “new” members of the European Union.

Current European regulations focus on recovery and set medium- and long-term targets for the reduction of the volumes placed at storage centers by directive. Each Member State chooses the methods they deem appropriate to meet the targets set. A breakdown among the different treatment solutions varies considerably from one country to another, and this leads to highly variable average prices per ton treated depending on the kind of waste and the region being considered. While it does not expect perfect harmonization, the Group believes that trends are converging towards developed treatment solutions (e.g., sorting, recovery, energy production from waste) and hence a demand must be met for the corresponding services.

The share of the waste services market open to private companies varies significantly from one country to another. This applies to collection services as well as treatment operations. In Europe, the gradual transposition of the directives by all the members of the European Union by 2020 should result in major investments in methods of waste recovery and should require the appropriate technical skills to build and operate those facilities. Such changes should cause local authorities to use private companies more often, particularly integrated companies that are active in all segments of the industry and that combine a sound financial position with expertise in advanced technologies.

The competition

The Group’s main competitor is Veolia Environment; Veolia Environment and the Group are the only “global service providers” in the environmental services market on a global scale.

The Group also faces competition from a number of other players, including the following:

•	government agencies, which may decide to keep or take over the management of their infrastructures;

•	local companies adopting aggressive strategies when calls for tenders are issued;

7 Objectives adopted in 2000 by the members of the UN at the World Summit for Sustainable Development.

•	a number of private equity and infrastructure funds are investing in the markets by adopting aggressive strategies in acquiring assets and companies; and

•	construction and public works companies (especially in Spain) and equipment makers in the water industry (General Electric and Siemens).

Concerning water management, in terms of revenues, the Group ranks second in the global water-related environmental services market, behind Veolia Environment.

From a national or regional standpoint, the competition often comes from local players in the construction or public works sector (Saur in France, Aqualia (Groupe FCC) in Spain).

In the United States, American Water (a subsidiary of RWE) is the main player, but it operates only in that country; the Group (through United Water) faces competition primarily from Aqua America and Veolia Environment. In Asia, competition comes mainly from local conglomerates.

In 2007, asset disposals and the shift towards consolidation remained substantial, particularly in the United Kingdom. In the United States, Acqua America continued its acquisitions policy. In France, Saur was sold to a consortium comprised of Séché, la Caisse des Dépôts et Consignations, and Axa Asset Management.

In the area of waste management, in terms of revenues, the Group ranks third in the international waste management market behind Waste Management and Veolia Environment.

In Europe, the main competitors are Veolia Environment, Remondis, FCC, and Biffa. Germany’s Remondis has become a leader in waste management in Germany in the past three years and ranks third in Europe in terms of revenues; however, its main focus is still Germany and Central Europe.

In 2007, the rate of purchases and consolidations remained steady, especially in Northern Europe, with the sale of Sulo (Germany) and TMT (Italy) to Veolia Environment, the sale of Saur (and hence of Coved) to the hereabove mentioned consortium, the sale of U-plus by EnBW to Alba (which also bought Interseroh); in addition, the AVR-Van Gansewinkel alliance went into effect, thus creating a strong leader active throughout the waste cycle in the Netherlands and Belgium.

C.  Property, Plant and Equipment

Properties and Facilities

Suez either owns or rents a significant number of real estate properties, facilities, and factories around the world, most of which are in Europe. Numerous Suez activities involve the operation of very large factories that are not owned by us. Suez believes that these operating factories are in good condition and meet all applicable requirements.

Energy

As of December 31, 2007, SUEZ operated more than 200 electric power plants in 31 countries. Information on the principal electric power plants owned by SUEZ is provided in the table below. Information on leased property is presented in Section 20, Notes 22 and 23.

Country	Site/Company	Capacity	Business

Bahrain	Al Ezzel	954MW	Natural gas power plant
	Al Hidd	938MW	Cogeneration
Brazil	Cana Brava	450MW	Hydroelectric power plant
	Ita	1,450MW	Hydroelectric power plant
	Machadinho	1,140MW	Hydroelectric power plant
	Salto Osorio	1,074MW	Hydroelectric power plant
	Santo Santiago	1,420MW	Hydroelectric power plant
	Jorge Lacerda	773MW	Thermal power plant

Country	Site/Company	Capacity	Business

Chile	Electroandina	938MW	Thermal power plants
	Mejillones	556MW	Thermal power plants
Oman	Al-Rusail	665MW	Natural gas power plant
	Sohar	585MW	Cogeneration
Peru	Enersur — Ilo	372MW	Thermal power plant
	Yuncan	130MW	Hydroelectric power plant
	Chilca	348MW	Natural gas power plant
Thailand	Bowin	713MW	Natural gas power plant
	Glow	991MW	Cogeneration
Turkey	Ankara BOO	763MW	Natural gas power plant
United Arab Emirates	Taweelah	1,360MW	Natural gas power plant
United States	Chehalis	520MW	Natural gas power plant
	Red Hills	1,186MW	Thermal power plant
	Hot Spring	746MW	Natural gas power plant
	Wise County	746MW	Natural gas power plant
	Everett, Massachusetts	6.85 Gm3/year	LNG terminals
France	SHEM	773MW	Hydroelectric power plants
	CNR	2,937MW	Hydroelectric power plants
Belgium	Doel	2,759MW	Nuclear power plant
	Tihange	2,423MW	Nuclear power plant
	Other facilities (nationwide)	7,705MW	Thermal power plants, CCGT, Cogeneration, Hydraulics, other
	Zeebrugge	4.5 Gm3/year*	LNG terminal
Hungary	Dunamenti	1,681MW	Thermal power plants, cogeneration and combined-cycle gas turbine power plant
Italy	Rosen	356MW	Cogeneration
	Torre Valdaliga	722MW	Thermal power plant, CCGT
	Vado Ligure	684MW	Thermal power plant, CCGT
	Voghera	380MW	CCGT
	Leini	386MW	CCGT
	Roselectra	386MW	CCGT
Luxembourg	Twinerg	376MW	CCGT
Netherlands	Eems	2,412MW**	Thermal power plant, CCGT
Poland	Polaniec	1,654MW	Thermal power plant
Spain	Castelnou	790MW	Natural gas power plant

*	Zeebrugge: figure as of December 2007; in April 2008, a fourth LNG storage tank and additional regasification facilities have been put into operation at the Zeebrugge LNG terminal, doubling the throughput capacity from 4.5 to 9 billion cubic metres of natural gas a year.

**	As well as combined cycle gas turbines (1,745 MW), this site also includes a thermal power plant (667 MW).

As of December 31, 2007, the Suez Group is working on the construction, expansion or improvement of facilities, mainly in Belgium (Amercoeur: 420 MW; Sidmar: 305 MW), in the Netherlands (Flevo: 864 MW), France (Fos-sur-Mer: 425 MW), Italy (Napoli Levante: 185 MW), in Canada (Ventus: 178.2 MW), in Brasil (Estreito: 1,086.4 MW ; Ponte de Pedra: 176 MW), in Chile (Mejillones: 300 MW), in Panama (Balboa: 83 MW), in Oman (Barka II: 678 MW), in Saudi Arabia (Marafiq 2,745 MW) in the United Arab Emirates (Al Taweelah 10: 233 MW, in the Philippines (Calaca: 559.8 MW) and in Thailand (Odin: 660 MW).

Environment

SUEZ Environment owns and operates several drinking water production plants, waste water treatment plants, and water reservoirs and distribution networks.

SUEZ Environment also operates a number of waste incineration plants in France, the United Kingdom, China, and Taiwan, as well as numerous landfills, primarily located in France and the United Kingdom.

Information on the principal sites and plants owned by SUEZ Environment as of December 31, 2007 is provided in the table below. Information on leased property is presented in Section 20, Notes 22 and 23 to Suez’ Annual Consolidated Financial Statements.

Country	City/Region/State	Business	Capacity

Germany	Zorbau	Waste incineration	300,000 t/year
Belgium	Sleco	Fluidized bed waste incineration	450,000 t/year
France	Morsang	Drinking water production	225,000 m3/d
	Pecq-Croissy	Drinking water production	160,000 m3/d
	Aubergenville	Drinking water production	150,000 m3/d
	Hersin Coupigny	Drinking water production	120,000 m3/d
	Satrod	Landfill	600,000 t/year
	Les Aucrais	Landfill	540,000 t/year
	Roussillon	Landfill	250,000 t/year
		Incineration of hazardous industrial waste	115,000 t/year
	Pont de Claix	Incineration of hazardous industrial waste	70,000 t/year
United Kingdom	Cleveland	Waste incineration	235,000 t/year
	Kirklees	Waste incineration	136,000 t/year
	Bristol	Drinking water production	185,000 m3/d
United States	Haworth	Drinking water production	380,000 m3/d
	Idaho	Drinking water production	200,000 m3/d

D.  Significant Changes

Main developments for the year 2008 are presented below:

Public tender offer for Aguas de Barcelona (Agbar)

The offer launched by SUEZ, La Caixa and Hisusa for the Aguas de Barcelona shares they did not already own concluded successfully on January 16, 2008, with the bidding companies gaining control of 90.01% of Agbar’s share capital.

Upon completion of the offer, Agbar is:

•	66.44%-owned by Hisusa (proportionately consolidated);

•	12.02%-owned by SUEZ Environment (fully consolidated);

•	11.55%-owned by Criteria (Caixa), a non-Group company.

Borrowings will be reduced by €210 million owing to the transaction’s final acceptance rate (see Note 2.1.1 to Suez’ annual consolidated financial statements for the years ended December 31, 2007, 2006 and 2005).

As reminder, the bidding companies intend to maintain Agbar’s listing on the Spanish stock market, with a free float of around 30% within two years.

Suez concludes the sale of its equity stake in Distrigas

On May 29, 2008, Suez announced that it had concluded a firm and definitive agreement with ENI with respect to the sale of its equity interest in Distrigas. The agreement values Suez’ interest in Distrigas at €2.7 billion, enabling Suez to realize a capital gain of approximately €2 billion. This price may be increased by a price supplement relating to the sale of Distrigas & Co to Fluxys. The completion of this transaction is subject to the completion of the merger between Gaz de France and Suez, the non-exercise by Publigaz of its preemptive rights, the European Commission’s approval of ENI as the buyer and anti-trust clearance. In line with the simultaneous asset acquisitions, Suez has also entered into a framework agreement with ENI for the acquisition of energy assets in Italy.

Acquisition of an equity stake in AREVA’s new uranium enrichment plant

On June 3, 2008, SUEZ and AREVA signed an agreement giving SUEZ 5% ownership interest in the company that holds the Georges Besse II uranium enrichment plant.

The facility, built by AREVA at the Tricastin site in France’s Drôme department, is based on ultra centrifuge technology. SUEZ, through its Energy Services business line, is building the electrical installations, and supplying the fluid management systems and the HVAC and process cooling equipment of the new plant, which is scheduled for startup in 2009.

GDF-Suez merger

On June 4, 2008, the Board of Directors of Suez approved the final terms of the merger project with Gaz de France. They confirmed the terms of the merger project that had been presented to them in September 2007, in particular the exchange ratio of 22 Suez shares for 21 Gaz de France shares after the distribution to Suez shareholders of 65% of the capital of Suez Environment. The Suez Board decided to call a combined extraordinary and ordinary shareholders’ meeting for July 16, 2008 to approve these operations.

Litigation updates

Since the issuance of the consolidated financial statements, there have been the following updates to matters included in Note 30.1.2 “Legal and Arbitration Proceedings — Competition and Industry Concentration — Environment” and Note 30.2.9 “Disputes and Arbitration — Squeeze-out bid for the Electrabel shares”:

30.1.2 Environment

In France, in a decision dated July 11, 2002, the Anti-Trust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environment) created a collective dominant position. The Anti-Trust Council did not accompany its decision with sanctions against the two companies but it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries to lift the barrier to competition.

Compagnie Générale des Eaux contested this decision before the Paris Court of Appeal which rejected its appeal. La Compagnie Générale des Eaux then appealed to the Supreme Court of Appeal which in a decision of July 12, 2004 overruled the decision of the Court of Appeal on the basis that the latter was not able to appreciate a point of law pertaining to the control of concentrations. However, this Supreme Court ruling did not challenge the decision of the Anti-Trust Council.

However, Compagnie Générale des Eaux filed an appeal to the Conseil d’Etat (France’s highest administrative court) against the decision of the Competition Council for abuse of power. This appeal was dismissed by the Conseil d’Etat, in its decision of November 7, 2005, on the grounds that the decision of the Anti-Trust Council did not impose any sanctions and was only a preparatory act to the decision of the Minister of the Economy, which is not subject to appeal.

As of the date hereof, no decision has been made by the Minister of the Economy.

In a letter dated February 18, 2008, addressed to UFC-Que Choisir, the Minister of the Economy, Mrs. Lagarde stated “that she had set a 6-month period for the finalization of a consensual solution which would be put in place within 24 months; if this failed, the Minister emphasized that she will take the necessary steps in order to effectively apply the Anti-Trust Council ruling.”

30.2.9 Squeeze-out bid for Electrabel shares

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. At the time the squeeze-out bid was launched, Deminor and the other funds held 58,309 Electrabel shares. The date for the hearing was set for February 29, 2008.

On July 11, 2007, Messrs. Geenen and others also initiated proceedings before the Brussels Court of Appeal seeking additional consideration. Electrabel and the Banking, Financial and Insurance Commission were joined as parties to the proceedings. At the time of the launch of the squeeze-out bid, Messrs. Geenen and others held 231 Electrabel shares. By the decree of April 29, 2008, the Brussels Court of Appeal dismissed the action on the grounds of voidance of the introductory proceedings request which failed to respect the law governing the use of language. The applicants filed a new appeal on May 7, 2008, maintaining their demands and arguments, without however blaming Electrabel and the CBFA. The case will be heard on June 17, 2008.

Aside from the disputes and arbitrations disclosed on Section 20.5 “Legal and Arbitration Proceedings” of the Reference Document, filed with the Autorité des Marchés Financiers on March 18, 2008, under the number D.08-122 and the disclosure herein, SUEZ is not aware of any other governmental, judicial or arbitration proceeding (including any proceeding of which the company is aware, that is on hold or threatened) which would have had or recently had significant effects on the financial situation or the profitability of the company and/or the group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF GAZ DE FRANCE

The following discussion should be read in conjunction with our consolidated financial statements, together with the notes thereto, included elsewhere in this prospectus. Our consolidated financial statements are presented in euros and have been prepared in accordance with International Financial Reporting Standards, as approved by the European Union, with the exception of IFRIC 12 “Service Concession Arrangements” which has not been approved by the European Union but for which EFRAG issued a positive endorsement advice. Concession arrangements are accounted for in accordance with IFRIC 12, published by the International Accounting Standards Board (“IASB”) on November 30, 2006. This accounting policy is consistent with the December 2006 recommendation of the French securities regulator (AMF) which concluded that the application of IFRIC 12 improved the quality of financial disclosures by concession operators. As a result, the Group’s consolidated financial statements for each of the three calendar years ended December 31, 2007 are also compliant with International Financial Reporting Standards as issued by the IASB (“IFRS”). Certain changes have been made to the 2006 and 2005 annual consolidated financial statements, as originally published. Changes relate to additional disclosures resulting from the initial application of IFRS 7 “Financial Instruments: Disclosures” and amendments to IAS 1. In addition, changes resulting from the finalization of a purchase price allocation are described in note B.2 to our annual consolidated financial statements. Moreover, following the implementation of the Group’s new organization effective July 1, 2007, certain activities have been reclassified between segments. The most significant reclassifications, as well as their impacts, are described below in “Factors Affecting Results of Operations.”

Unless otherwise indicated, the following discussion relates to our IFRS financial information. This discussion also includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a leading, fully integrated, European natural gas company. We are the number one natural gas supplier in France and one of the leading natural gas suppliers in Europe, with a diversified natural gas supply portfolio, Europe’s leading high pressure natural gas transmission network and its leading distribution network, based on number of kilometers.

Our activities are conducted through two complementary divisions: Energy Supply and Services, and Infrastructures.

•	Energy Supply and Services consists primarily of the production, purchase and sale of natural gas and other energy sources, as well as associated services. The Energy Supply and Services division is divided into three segments:

•	Exploration — Production;

•	Purchase and Sale of Energy; and

•	Services.

•	Infrastructures is composed of transmission and distribution networks, LNG terminals and storage facilities. The Infrastructures division is divided into three segments:

•	Transmission — Storage (formerly Transmission and Storage — France);

•	Distribution — France; and

•	Transmission — Distribution — International.

Key Group figures

				Change %	Change %
	2007	2006	2005	2007/2006	2006/2005
Millions of euros

Total revenues	27,427	27,642	22,872	−0.8%	+20.9%
Adjusted operating income(1)	5,666	5,149	4,248	+10.0%	+21.2%
Operating income	3,874	3,608	2,821	+7.4%	+27.9%
Net income — Group share	2,472	2,298	1,782	+7.6%	+29.0%
Net income per share €(2)	2.51	2.34	1.89	+7.3%	+23.8%

(1)	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

(2)	Net income and diluted net income per share — Group share (see Note 10 to the consolidated financial statements of Gaz de France); Average number of shares outstanding in 2007 (in thousands): 983,115.

Our consolidated revenues amounted to €27,427 million in 2007, compared to €27,642 million in 2006 and €22,872 million in 2005. Operating income rose to €3,874 million in 2007, compared to €3,608 million in 2006 and €2,821 million in 2005. Our consolidated net income (excluding minority interests) increased to €2,472 million in 2007, compared to €2,298 million in 2006 and €1,782 million in 2005.

Our financial structure is sound, due in particular to our significant operational cash flow (before tax, replacement costs and changes in working capital), which amounted to €5,904 million in 2007, compared to €5,118 million in 2006 and €4,254 million in 2005. At December 31, 2007, our net financial indebtedness stood at €2,734 million (including irredeemable securities), after dividends paid, or 14.8% of shareholders’ equity, compared with €3,472 as of December 31, 2006 and €2,970 million as of December 31, 2005. We define “net financial indebtedness” as financial debt (current and non-current), plus irredeemable securities, less cash and cash equivalents and investments in short term securities. Our solid financial position should allow us to pursue a strategy of controlled, profitable investment consistent with our objective of regular increases in net income.

Our results of operations in 2007 were largely impacted by the following general trends:

•	the Energy Supply and Services division benefited from the growth of the Purchase and Sale of Energy segment attributable to the recovery in commercial results and favorable year-end market conditions, which notably allowed the Group to take full advantage of its LNG portfolio;

•	the Infrastructures division benefited from growth of the Transmission and Storage segment, primarily attributable to a change in storage prices, the successful auctioning of storage capacity and the rise in subscriptions on the transmission networks;

•	the increase in amortization, in light of the commencement of use of new fixed assets and adjustments to reserves at year-end 2006 and 2007 in the Exploration — Production segment and the increase of provisions for replacement in the Distribution — France segment;

•	non-recurring factors to be considered in relation to certain provisions:

■	A provision for replacement was discounted using an inflation rate of 2% and a nominal discount rate of 4.5%, based on the assumption that the obligations will be settled in an average of approximately 13 years. This discount rate was 4% at December 31, 2006 and 2005. The adjustment of the rate to market conditions resulted in a release of the provision of €89 million as of December 31, 2007 (see Gaz de France’s 2007 consolidated financial statements, Note 16 — Provisions (excluding provisions for employee benefits));

■	Net provisions in 2006 included a non-recurring release of provision amounting to €111 million and related to the reassessment of the Company’s commitments to the restoration of lands on which manufactured gas production plants were located.

Our results of operations in 2006 were largely impacted by the following general trends:

•	Exploration and production increased as a result of improvements in hydrocarbon sales prices and increases in production. These increases were offset slightly by a relatively warm 2006 autumn;

•	The full-year contribution of Distrigaz Sud and SPE;

•	Growth in the Purchase and Sale of Energy segment resulting from the combined effects of a competitive supply portfolio in a highly-volatile market, improving margins and good performance of LNG and trading activities. This too was offset slightly by unfavorable climate conditions;

•	Although gas sales in France overall have fallen due to such climate conditions and market deregulation, the portion of revenues generated abroad grew by 33%;

•	Services increased primarily as a result of improved profitability at Cofathec;

•	Continued improvement and extension of the distribution network. In 2006, there were over 5,000 kilometers of pipelines developed or upgraded, and 4,000 kilometers of new pipelines were laid to connect new clients; and

•	The impact of the gradual opening of the French natural gas market, in particular:

■	the loss of market share of French customers who have the option of choosing their natural gas supplier; and

■	the implementation of marketing tools, new information technology systems and a new management organization for the transmission and distribution networks.

Factors Affecting Results of Operations

Rate Regulation

Our consolidated revenues and operating income depend in part on the decisions of the French public authorities, who set rates for the sale of natural gas to those customers who are not eligible to choose their natural gas supplier, or have not exercised such choice, and rates for the use of the transmission and distribution networks and LNG terminals. Rates for the sale of natural gas are either called “administrative rates,” in the case of rates for individual residential customers and eligible customers who have not exercised their right to choose their natural gas supplier, or “negotiated rates” in the case of rates for eligible customers who have exercised their right to choose their natural gas supplier and are no longer subject to the administrative rate system. Rates for the use of infrastructure are called “regulated rates.” See “Business of Gaz de France — Energy Supply and Services Division — Natural gas sales price” and “Business of Gaz de France — Infrastructures Division — Transmission and Storage segment — Transmission rates on the GRTgaz transmission network.”

Administrative rates

We sell natural gas on the basis of two types of administrative rates:

•	public distribution rates, for those customers connected to the distribution network that consume less than 5 GWh per year; and

•	subscription rates, for those customers connected to the distribution network that consume more than 5 GWh per year and for customers connected directly to the transmission network.

Public distribution rates

The public distribution rates are set by the French Ministers of the Economy and Energy based on our proposal and the opinion of the Commission de Régulation de l’Energie, referred to as the “CRE.”

The table below shows the average level of changes in the public distribution rates made during the periods indicated:

Date	Average change in rate

2004
November 15	€1.50 per MWh
2005
July 1	€1.24 per MWh
September 1	€0.90 per MWh
November 1	€4.45 per MWh
2006
May 1	€2.10 per MWh

The public distribution rates did not change from May 2006 to December 2007.

Until the full deregulation of the markets, which occurred on July 1, 2007, Gaz de France held a monopoly on the supply of gas to individual French residential customers. All Gaz de France customers now have the ability to choose their gas and other energy suppliers.

For a description of the manner in which public distribution rates were set in 2005, 2006, 2007, and 2008 see “Business of Gaz de France — Recent developments — New rates for public distribution of natural gas on January 1, 2008” and “Business of Gaz de France — Energy Supply and Services Division — Natural gas sales price — Administrative rates — Public distribution rates.”

Subscription rates

The subscription rate paid by a customer depends on the amount the customer consumes, its maximum flow rate and the distance between the transmission network and the point of delivery (for customers connected to the transmission network), or between the transmission network and the customer’s distribution network. The rates are revised quarterly, and take into account changes in the euro/U.S. dollar exchange rate and the price of a portfolio of petroleum-based products, as well as an annual adjustment for inflation. The table below sets out the average changes in subscription rates established each quarter during the periods indicated.

Date	Average change in rate

2005
January 1	€1.83 per MWh
April 1	€(1.24) per MWh
July 1	€3.06 per MWh
October 1	€2.98 per MWh
2006
January 1	€1.99 per MWh
April 1	€(0.93) per MWh
July 1	€1.33 per MWh
October 1	No change
2007
January 1	€(2.85) per MWh
April 1	€(1.63) per MWh
July 1	€1.72 per MWh
October 1	€2.11 per MWh

Negotiated rates

Customers who have exercised their right to choose their gas suppliers are charged rates that are determined on the basis of competitive conditions in the market. We offer major industrial and commercial customers prices which are adapted to their needs as part of our Gaz de France energY® product and service offering. This includes a price engineering component that includes fixed prices for defined periods or prices indexed on the basis of various formulas. For example, many major industrial and commercial customers now select their gas suppliers by means of competitive bidding.

Regulated rates

The process used to determine regulated rates for the use of transmission, distribution and LNG infrastructure was established pursuant to the French law of January 3, 2003. The rates are set in order to provide total revenues equal to:

•	the operating costs necessary for the management, proper functioning and maintenance of the transmission networks, net of certain incidental revenues;

•	the amortization of the fixed assets that are part of the networks (also called the “regulated asset base”) over their economic life; and

•	the product of a specified rate of return applied to the regulated asset base. The rate of return is determined separately for each of the transmission networks, the distribution networks and the LNG terminals, and specific rates apply to certain new investments.

See “Business of Gaz de France — Infrastructures Division” for a description of the rates applicable to different types of infrastructure and to new investments.

•	Transmission network

Since July 1, 2004, we apply rates approved by public authorities pursuant to the system established by French law of January 3, 2003. New rates for the use of the transmission network entered into force as of January 1, 2005. Rates were revised effective as of January 1, 2007, as presented in the table below:

	From January 1, 2005	From January 1, 2007
	to December 31, 2006	- Onwards
(Pre-tax in %, real)

Assets in service before January 1, 2004	7.75%	7.25%
Assets in service after January 1, 2004	9%	8.5%
Assets significantly contributing to improve the operation of the market	12%	11.5%

•	Distribution network

Since January 1, 2006, GRD has applied the rates, set by the public authorities following the decision of the Minister of the Economy, Finances and Industry of December 27, 2005. These rates were the subject of a CRE proposal dated October 26, 2005. The rate of return applied to the regulated asset base is 7.25% (real, pre-tax) for all assets, regardless of when the assets were put into service.

Regulated rates for the use of Distribution network are set on the basis of estimates of operating costs and amortization. These estimates are made at the time that the rate structure is determined and differences that arise between the estimates and the costs we actually incur are not reflected in rate adjustments.

•	LNG terminals

Our regulated asset base primarily includes the following groups of assets: off-loading systems and auxiliary facilities, regasification facilities, civil engineering projects and buildings, tanks and other facilities, including compression facilities. These assets are considered globally for both the Fos-Tonkin and Montoir-de-Bretagne terminals.

In order to determine annual fixed costs, the CRE uses a straight-line basis for amortization over 20 to 40 years for the various components of the LNG terminals with the most important assets being depreciated over 40 years. The Fos Tonkin and Montoir-de-Bretagne terminals were put into service in 1972 and 1980, respectively.

Regulated rates for the use of LNG terminals are set on the basis of estimates of operating costs and amortization. These estimates are made at the time that the rate structure is determined and differences that arise between the estimates and the costs we actually incur are not reflected in rate adjustments.

With respect to the 2006-2007 period (which corresponds to two calendar years) the rate was adopted by a ministerial decision dated December 27, 2005. This rate is based on the rate proposal made by the CRE on October 26, 2005.

As a result, the applicable rate of return during the 2006-2007 period is 9.25% (real, pre-tax) on assets put in service before January 1, 2004 and 10.5% (real, pre-tax) on assets put in service after January 1, 2004.

As the great majority of the services of transmission, distribution and LNG are provided intra-Group, the impact of the changes to the rate structure on our consolidated accounts is limited.

Perspectives

On March 21, 2008, the French ministry responsible for energy made public the new rates recommended by the CRE for third-party access to the natural gas distribution network (the ATRD 3 rates schedule). These rates are scheduled to come into force on July 1, 2008. New rates for the use of the transport infrastructures and regasification facilities in France are also under review.

We soon expect to finalize the terms of the new contract regarding the public distribution rates for the 2008-2010 period. This contract should notably set out terms regarding the evolution of the public distribution rates for the next three years.

Macroeconomic and Weather Factors

Three main external factors affect our results of operations: oil prices, the euro/U.S. dollar exchange rate and weather conditions. The impact of these factors is discussed in detail below.

Oil prices

Fluctuations in the market price of oil affect our result of operations primarily in two ways:

•	In the Exploration — Production segment, a rise in oil prices results in an increase in our revenues and operating income, with a proportionally more significant impact on operating income because operating costs in the segment do not vary proportionally with oil prices. The vast majority of our sales of liquid hydrocarbons and natural gas are denominated in U.S. dollars or are indexed to the prices of petroleum products.

•	In the Purchase and Sale of Energy segment, a rise in oil prices has the opposite effect, as it increases operating costs, since we purchase most of the gas that we sell under take-or-pay contracts that have price indexation clauses based on the market price (in dollars) of petroleum products. This increase is normally passed on through rate increases, but subject to a time lag if the rate revision that should apply under the relevant formula described above is not fully reflected in the revised rate. See “— Factors Affecting Results of Operations — Rate Regulation.”

	December 31,	December 31,	December 31,
Average Rate	2007	2006	2005

Brent (in USD)	72.5	65.1	54.4

Euro/U.S. dollar exchange rate

The U.S. dollar/euro exchange rate affects our results of operations principally through its effect on the price of oil, which is quoted in U.S. dollars.

	December 31,	December 31,	December 31,
Average Rate	2007	2006	2005

Euro/USD	1.37	1.26	1.24

The risk linked with exchange rates fluctuations is hedged through derivative financial instruments.

Periodically, the euro/U.S. dollar exchange rate has an additional effect on our results of operations because certain investment and acquisition contracts, as well as certain loans, are denominated in U.S. dollars. See “— Sources of Financing.”

Weather conditions

Weather conditions have a significant effect on natural gas consumption, particularly on consumption by residential customers in France, where natural gas is mainly used for heating. The effect of weather conditions is particularly significant in the winter. The impact is not linear, but depends, among other things, on the average temperature over a given period, the number of hours of sunshine and the time of day that the sunshine occurs.

The Group uses a climate correction model, established with the support of Météo France, to project an annual reference consumption based on an average climate and to explain the effect of weather conditions on volumes sold. The model is subject to periodic technical adjustments in order to update the results based on actual data recorded. The last adjustment made in April 2007 resulted in a reduction in the “annual reference consumption” (also described as “annual consumption under average weather”) of 7.8 TWh from the previous model. This adjustment to the model modifies certain absolute data under average weather conditions: sales volumes, total revenues. However, it has no impact on relative changes, including:

•	weather adjustment variances between periods; and

•	the change between two sales periods or in total revenues under average weather.

When the Group refers to “average climate basis” or “average weather basis,” it refers to the consumption expected for an average climate.

In 2007, distributed volumes in France were down 15 TWh compared with volumes during a year subject to average weather, while they were positively affected by 1 TWh in 2006 and 12.9 TWh in 2005. Similar effects were reported outside of France.

Seasonality

Our results of operations are also affected by the seasonal nature of natural gas consumption, which is higher in the winter than in other seasons due to the use of natural gas in heating and power generation (as a significant amount of electricity is also consumed for heating). Therefore, changes in weather conditions and rate revisions in the first quarter and, to a lesser extent, the fourth quarter of a given year, have a more significant effect on our results of operations than similar changes in the second and third quarters.

Key Developments in 2007

In 2007, key developments in our operations were:

•	Consolidation of natural gas supplies

▪	In July, we signed a supply contract with Norsk Hydro for the delivery to the United Kingdom of 3.2 billion m3 of natural gas over four years.

▪	In December, we entered into an agreement to extend our LNG supply contracts with Sonatrach to 2019, with the Group confirming its relationship with Sonatrach by strengthening its position as the largest buyer of Algerian LNG.

•	Ongoing development in exploration-production

▪	In April, we announced the acquisition of CGG Veritas’ interests in 10 offshore licenses in the United Kingdom.

▪	Over the second half of 2007, we launched gas production from the Minke fields in the United Kingdom, and the Njord, Fram and Snøhvit fields in Norway.

▪	In November, we completed the acquisition of a 45% interest in the on-shore license of Alam El Shawish West in Egypt. Based on current estimates, this acquisition will allow us to increase our reserves by at least 30 million barrels of oil equivalent over time.

•	Strengthening our position in the LNG sector

▪	In March, we launched a new gas tanker, Gaselys. With a capacity of 154,500 m3, it is the world’s largest gas tanker, along with the Provalys.

▪	In April, we signed agreements with Cheniere Energy, giving us long-term access to the American LNG market.

•	Growth of electricity capacity

▪	At the end of 2007, Cofathec Servizi signed an agreement to acquire seven cogeneration plants in Italy with a total installed capacity of 540 MW (further to the exercise by a minority shareholder of his pre-emption right on a plant, the acquisition covers six plants with a capacity of 370 MW). In this way, we have acquired a leading position in electricity production in Italy.

▪	The construction of the Cycofos combined gas cycle plant (480 MW) is continuing, with startup scheduled for early 2009. The construction of the Montoir combined cycle (430 MW) plant has also begun.

•	Leading operator of wind farms in France

▪	In October, we signed an agreement to acquire a 95% interest in Erelia, which will ensure the development and operation by the Group of wind farms in France. At year-end 2007, Erelia had a capacity of approximately 60 MW in northeastern France, and plans to acquire a further 300 MW in France over the next four years.

▪	In December 2007, we completed the acquisition of 100% of Eoliennes de la Haute-Lys, which operates a 37.5 MW wind farm in France.

▪	At the beginning of 2008, our installed wind capacity represented 120 MW, making us the largest French wind farm operator.

•	Completion of the process to deregulate the energy markets

▪	In June, we launched our new commercial policy for residential customers, which is structured around multi-energy and multi-service market offerings.

▪	Since July 1, 2007, over 77,000 customers have subscribed to the Group’s gas market offerings.

▪	At the same time, we have gained some 46,500 new residential electricity customers, i.e. over 80% of customers that have elected to switch suppliers.

▪	In November 2007, we inaugurated an unprecedented partnership with the LCL banking network to market natural gas and electricity to residential customers.

▪	On December 31, we transferred our natural gas distribution activities in France to a new subsidiary, GrDF, without any impact on our consolidated financial statements.

•	Development of infrastructures activities in France and internationally

▪	In 2007, our infrastructures business lines launched new commercial offerings:

▪	GRTgaz implemented a new balancing system operated by Powernext,

▪	we are developing auction links for the marketing of our storage capacity (totaling 5.7 TWh).

▪	In June 2007, GRTgaz published its 10-year forecasts for the development of the transmission network in France. This development plan could lead to investments of up to €5 billion over 2007-2016.

▪	At the end of August, we sealed an agreement to develop an underground salt cavity natural gas storage project in the United Kingdom (Stublach), with a total capacity of 400 million m3.

▪	In October 2007, we acquired a 59% interest in the second-largest gas storage operator in Romania, with a capacity of 300 million m3, which is expected to be increased to 600 million m3 over 2011-2012.

•	Change in the Gaz de France SUEZ merger plan

▪	In early September 2007, Gaz de France and Suez approved the new guidelines for their merger plan.

▪	In October 2007, the two groups announced their operational and financial goals, the governance of the combined Group, and the merger schedule.

•	Pension system reform

▪	In accordance with the “guidance document on the reform of special pension systems” issued by the French Ministry for Work, Labor Relations and Solidarity on October 10, 2007, the specific pension system for the gas and electricity industries was amended by Decree 2008-69 of January 22, 2008. This decree makes it possible to bring the system for these industries, further to a transition period, into line with the civil service system. The amendments will enter into force on July 1, 2008. For more information, see “Retirement and Other Employee Benefit Obligations.”

Changes in the Scope of Consolidation

Changes in the scope of our consolidation impacted our revenues and operating income for the periods under review, relating principally to:

Entity	Nature of the Change	Date

2006
AES Energia Cartagena (Spain)	Acquisition of 26% Full consolidation	November 2006
Maia Eolis (France)	Acquisition of 49%	December 2006
Proportionate consolidation
KGM (Kazakhstan)	Disposal of 17.5%	July 2006
Société du Terminal Méthanier de Fos Cavaou (France)	Disposal of 30.3% The disposal did not induce any change in the consolidation method used.	June 2006
Gaseba (Argentina and Uruguay)	Disposal of 100%	June 2006
Distrigaz Sud	Disposal of 10% of Distrigaz Sud	February 2006
The disposal did not induce any change in the consolidation method used.
2007
ENERCI	Increase in the share capital from 49% to 100%	April 2007
Full consolidation
Vendite Group (Italia)	Increase in the share capital from 40% to 60%	September 2007
Full consolidation (previously consolidated under the equity method, until June 2007, and under the proportionate consolidation method from July 1, 2007 to September 30, 2007)
Erelia (France)	Acquisition of 95%	November 2007
Full consolidation
Société Eolienne de la Haute Lys (France)	Acquisition of 100% Full consolidation	December 2007
EFOG	Proportionate consolidation (previously consolidated under the equity method)	February 2007
Energie Investimenti	Full consolidation (previously consolidated under the proportionate consolidation method)	September 2007
SPE	Equity method (previously consolidated under the proportionate consolidation method until November 30, 2007)	November 2007

Reclassifications Among Business Segments

As a result of changes in the Group’s organization in 2007, certain activities were reclassified among the business segments. The most significant reclassifications, by segment, were as follows:

•	Transfer of the energy sale operations in the United Kingdom from the Purchase and Sale of Energy segment to the Transmission — Distribution — International segment;

•	Transfer of Savelys and DK6 from the Services segment to the Purchase and Sale of Energy segment;

•	Transfer of the European transmission operations (Megal and Segeo) from the Transmission — Distribution — International segment to the Transmission and Storage — France segment, which is now known as the Transmission — Storage segment;

•	Finally, the transfer of the major account sales operations in Germany from the Transmission — Distribution — International segment to the Purchase and Sale of Energy segment.

The impacts of these reclassifications are reflected in the Group’s 2007 consolidated financial statements included elsewhere in this prospectus.

The impact of these reclassifications on revenues, adjusted operating income and operating income, for the segments concerned and for the years ended December 31, 2006 and 2005 is as follows:

	Revenues
	2006	2006
	Before	After
	reclassifications	reclassifications	Change
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	1,659	1,659	—
Purchase and Sale of Energy	20,481	20,455	(26)
Services	2,181	1,801	(380)
Infrastructures Division
Transmission and Storage — France	2,227	2,355	128
Distribution — France	3,289	3,289	—
Transmission — Distribution — International	3,570	5,178	1,608
Eliminations, other and non-allocated	(5,765)	(7,095)	(1,330)
Total Group	27,642	27,642	—

	Revenues
	2005	2005
	Before	After
	reclassifications	reclassifications	Change
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	1,139	1,139	—
Purchase and Sale of Energy	17,265	17,346	81
Services	1,924	1,568	(356)
Infrastructures Division
Transmission and Storage — France	2,124	2,138	14
Distribution — France	3,426	3,426	—
Transmission — Distribution — International	2,275	3,669	1,394
Eliminations, other and non-allocated	(5,281)	(6,414)	(1,133)
Total Group	22,872	22,872	—

	Operating income			Adjusted operating income*
	Year ended December 31, 2006			Year ended December 31, 2006
	Before	After		Before	After
	reclassifi-	reclassifi-		reclassifi-	reclassifi-
	cations	cations	Change	cations	cations	Change
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	935	935	—	1,270	1,270	—
Purchase and Sale of Energy	391	443	52	441	529	88
Services	111	71	(40)	189	117	(72)
Infrastructures Division
Transmission and Storage — France	953	1,013	60	1,285	1,357	72
Distribution — France	726	726	—	1,412	1,412	—
Transmission — Distribution — International	402	348	(54)	562	498	(64)
Eliminations, other and non allocated	90	72	(18)	(10)	(34)	(24)
Total Group	3,608	3,608	—	5,149	5,149	—

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

	Operating income			Adjusted operating income*
	Year ended December 31, 2005			Year ended December 31, 2005
	Before	After		Before	After
	reclassifi-	reclassifi-		reclassifi-	reclassifi-
	cations	cations	Change	cations	cations	Change
			(in millions of euros)

Energy Supply and Services Division
Exploration — Production	457	457	—	726	726	—
Purchase and Sale of Energy	204	251	47	248	325	77
Services	94	59	(35)	166	105	(61)
Infrastructures Division
Transmission and Storage — France	942	934	(8)	1,271	1,265	(6)
Distribution — France	900	900	—	1,358	1,358	—
Transmission — Distribution — International	284	291	7	372	379	7
Eliminations, other and non allocated	(60)	(71)	(11)	107	90	(17)
Total Group	2,821	2,821	—	4,248	4,248	—

Energy Trading

Our energy trading activities are mainly conducted by our subsidiary Gaselys. See “Business of Gaz de France — Energy Supply and Services Division — Purchase and Sale of Energy segment — Short-term markets: Gaselys.” In our consolidated financial statements, only the gross margin generated by trading of commodities is recorded as revenues of the Purchase and Sale of Energy segment. In 2007 and 2006, the gross margin from trading was €93 million and €111 million, respectively (after taking into account the proportionate consolidation of Gaselys at 51% under IFRS).

Winding-Up of Partnerships with Total

Until January 1, 2005, we had cross-shareholdings with Total in the French companies GSO and CFMH, which operate in the transmission and storage area. These cross-shareholdings were unwound at the beginning of January 2005. In addition, we sold our 30% interest in GSO to Total and Total sold to us its 45% interest in CFMH. In the context of this transaction, we also sold various assets to Total, including a portfolio of CFMH’s industrial customers which represented in 2004 approximately 13 TWh in sales volume in 2004.

Dissolution by merger of the assets of CFM and CFMH into Gaz de France was completed in July 2005.

The unwinding of the cross-shareholdings constituted non-recurring transactions, which had an impact on our operating income of €77 million before taxes and €50 million after taxes in the first half of 2005.

These transactions primarily relate to indemnities tied to early contract termination and the sales of assets.

Results of Operations

Non-GAAP Measure Adjusted Operating Income

The discussion and comparison of our results includes a discussion of our adjusted operating income, a non-GAAP financial measure. Adjusted operating income is a measure of operating performance that corresponds to the French term “Excédent brut opérationnel” which appears in the notes to our consolidated financial statements, in our filings with the French market authority, Euronext Paris and which we have historically used to communicate our results to investors. We define adjusted operating income as operating income before amortization, depreciation and provisions (with the exception of the utilization of the provision for replacement cost, which is included in adjusted operating income) and employee share-based payments. Adjusted operating income includes the actual replacement costs and the utilization of the provision for such costs.

Gaz de France’s management views non-GAAP adjusted operating income as an operating performance measure and believes that the most directly comparable IFRS measure is operating income.

Non-GAAP adjusted operating income excludes the effect of amortization, depreciation and provisions, and the effect of employee share-based payments. Depreciation and amortization primarily relate to the depreciation and amortization of all fixed and intangible assets and impairment charges. Provisions excluded from adjusted operating income primarily relate to the allowance of provisions for replacement (although the actual replacement costs and the corresponding utilization of the provision remain included in adjusted operating income) and the allowance and reversal of provisions for site restoration and litigation. Employee share-based payments relate to the fair value of the compensation granted to certain employees and former employees of our majority-held subsidiaries when such compensation involves Gaz de France shares.

We believe (subject to the material limitations discussed below) that investors’ understanding of our performance will be enhanced by disclosing non-GAAP adjusted operating income at the Group level and for each segment of our business because this measure is used by management and the board of directors to review and analyze the performance both at the Group and segment level. This measure is used internally in setting operational performance objectives, and as a component in setting incentive compensation targets for senior executives (including segment managers). Non-GAAP adjusted operating income is included in the internal management reporting of Gaz de France, and has been reflected as a component of segment information in our consolidated financial statements. Management also uses this measure to provide financial performance guidance to our investors on our primary marketplace, and as we have historically used this measure to communicate our results to investors, it is used by analysts as the primary benchmark for assessing our performance and that of our competitors.

We also believe (subject to the material limitations discussed below) that disclosing adjusted operating income will also enhance the comparability of our ongoing operating performance. The elimination of employee share-based payments, and of amortization, depreciation and provisions enhances comparability across periods because it excludes items that do not relate only to the operating performance achieved in the current years, but rather, are cost items that will primarily benefit future years.

We remind investors, however, that non-GAAP adjusted operating income should not be considered in isolation from, or as a substitute for, operating income as reported in our IFRS consolidated statements of income. In addition, we strongly encourage investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, and our other publicly-filed reports carefully and in their entirety.

There are material limitations associated with the use of non-GAAP adjusted operating income as opposed to the use of IFRS operating income in evaluating our performance as described below.

The results presented by non-GAAP adjusted operating income cannot be achieved without incurring the following costs that the measure excludes:

•	Amortization, depreciation and provisions (except the utilization of the provision for replacement costs). It is important for investors to consider this line item because it represents the costs of the asset structure used in supplying our operations with gas and in delivering gas to our customer base. Our revenues could not be generated without these assets. Further, we make provisions for the cost of replacing these assets to comply with the contractual arrangements of Gaz de France regarding the maintenance of the network. Provisions also consist of charges that could ultimately require a cash settlement.

•	Employee share-based payments. Non-GAAP adjusted operating income does not include these charges.

We will compensate for the above described material limitations by using non-GAAP adjusted operating income only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted operating income. In addition, subject to applicable law, we may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

Because non-GAAP adjusted operating income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name. Adjusted operating income should be considered in conjunction with other performance measures such as operating income or net cash from operating activities.

The table below presents a reconciliation of adjusted operating income to operating income at the Group level:

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

Adjusted operating income*	5,666	5,149	4,248
Amortization, depreciation and provisions	(1,779)	(1,541)	(1,295)
Employee share-based payments	(13)	—	(132)
Operating income	3,874	3,608	2,821

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Comparison of Years Ended December 31, 2007 and 2006

The following comparison is taken from our 2007 consolidated financial statements, prepared in accordance with IFRS.

	Year ended December 31,
	2007	2006
	(in millions of euros, except per share data)

Revenues	27,427	27,642
Purchases and other external charges	(19,131)	(19,976)
Personnel expenses***	(2,615)	(2,581)
Other operating income/(expenses)	(262)	(230)
Utilization of provision for replacement **	247	294
Adjusted operating income*	5,666	5,149
Amortization, depreciation and provisions **	(1,779)	(1,541)
Employee share-based payments***	(13)	—
Operating income	3,874	3,608
Net finance costs	(170)	(123)
Other financial income/(expenses)	(140)	(234)
Share of income in companies accounted for by the equity method	99	176
Income before taxes	3,663	3,427
Corporate income tax	(1,153)	(1,104)
Consolidated net income	2,510	2,323
Attributable to:
Equity holders of the parent	2,472	2,298
Minority interests	38	25
Earnings and diluted earnings per share in euros	2.51	2.34

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

**	Utilization of provision for replacement, included in “Amortization, depreciation and provisions” in the consolidated financial statements, has been reclassified to the “Utilization of provision for replacement” line item for purposes of presenting adjusted operating income.

***	Employee share-based payments, included in “Personnel expenses” in the consolidated financial statements, have been reclassified to the “Employee share-based payments” line item for purposes of presenting adjusted operating income.

Group Results

Group revenues

Our revenues amounted to €27,427 million in 2007, a decrease of 0.8% compared to €27,642 million realized in 2006. This decrease is primarily the result of a combination of the aggregate effect of price increases in an amount of €817 million, decreases in sales volumes in an amount of €1,127 million (including climate effect of €666 million) and the consolidation of external growth in an amount of €464 million.

Following unusually mild weather in the first half of 2007, the return to growth of the business picked up at the end of the year. This trend was already noted in the third quarter and was the result of a buoyant environment, both in terms of market conditions and climate, which was colder than normal. However, unfavorable climate conditions observed throughout the year has had a negative impact on revenues, representing a decrease of €666 million between 2007 and 2006 (included in the volume impact amount above). Excluding climate effect, our revenues grew 1.6% compared to 2006.

In volume, our gas sales decreased by 4.2% (730 TWh in 2007 compared to 762 TWh in 2006). This decrease is mainly attributable to the Purchase and Sale of Energy segment and was primarily the consequence of unfavorable weather conditions.

In 2007, revenues were down in France by 15 TWh from the average year climate, while it was positively impacted by 1 TWh in 2006, therefore giving rise to an overall increase of 16 TWh between 2007 and 2006.

The Group’s international expansion continued with a percentage of revenues earned outside of France increasing slightly to 41.4% (€11,361 million) from 39.2% (€10,840 million) in 2006.

Group operating income

Group operating income amounted to €3,874 million in 2007, an increase of 7.4% compared to €3,608 million realized in 2006.

In addition to the increase in adjusted operating income, the change in operating income resulted from the negative effect of:

•	the increase in amortization, in light of the commencement of the use of new fixed assets, and adjustments to reserves at year-end 2006 and 2007 in the Exploration — Production segment; and

•	the increase of provisions for replacement in the Distribution — France segment.

Other operating expenses increased to €262 million in 2007 from €230 million in 2006.

The table below sets forth the changes in operating expenses (before amortization, depreciation and provisions, and employee share-based payments) between 2007 and 2006.

	Year ended December 31,
	2007	2006
	(in millions of euros)

Energy purchases	14,753	15,810
Other external charges	4,378	4,166

Purchases and other external charges	19,131	19,976
Personnel expenses*	2,615	2,581
Other operating expenses	262	230
Utilization of provision for replacement	(247)	(294)
Total	21,761	22,493

*	The line item “Personnel expenses” in the 2007 consolidated financial statements of Gaz de France amounts to €2,628 million for 2007 and includes €13 million for “Employee share-based payments” which has been reclassified to a separate line item for purposes of presenting adjusted operating income. Refer to “Comparison of years ended December 31, 2007 and 2006” table above.

Energy purchases decreased by 6.7%, to €14,753 million in 2007 from €15,810 million in 2006. The decrease in energy purchases is primarily the result of the decrease in the volume of energy sold.

Purchases and other external charges, excluding energy purchases, increased slightly to €4,378 million in 2007, from €4,166 million in 2006.

Personnel expenses increased slightly to €2,615 million (excluding the effect of employee share-based payments) in 2007, from €2,581 million in 2006. This was primarily due to an increase of variable wages, a slight increase in headcounts in some subsidiaries, partly offset by the effects of changes in the amount of retirement commitments.

Group adjusted operating income

Group adjusted operating income increased by 10.0%, to €5,666 million in 2007 from €5,149 million in 2006, exceeding 2007 financial targets. This increase was primarily the result of:

•	a return to stability on sales activities subject to administered rates and more generally, good sales results;

•	enhanced controls over operating costs; and

•	favorable weather conditions in the final quarter (lower than average temperatures), limiting the unfavorable impact of weather conditions observed throughout the first half of the year.

More specifically:

•	the Purchase and Sale of Energy segment grew due to the recovery in commercial results, since we were able to pass through our supply costs in 2007 despite the administered rates freeze, and favorable year-end market conditions, which notably allowed the Group to take full advantage of its LNG portfolio;

•	the Transmission and storage segment grew due to increased storage prices, the successful auctioning of storage capacity, and the rise in subscriptions on the transmission networks.

Group adjusted operating income accounted for 20.7% of revenues in 2007 and 18.6% of revenues in 2006.

Revenues and Income by Segment

The table below shows changes in revenues by segment between 2007 and 2006.

	Revenues
	Year ended December 31,		Change
	2007	2006	%
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	1,717	1,659	3.5
Purchase and Sale of Energy	20,041	20,455	(2.0)
Services	1,807	1,801	0.3
Infrastructures Division
Transmission and Storage	2,494	2,355	5.9
Distribution — France	3,076	3,289	(6.5)
Transmission — Distribution — International	5,202	5,178	0.5
Eliminations, other and non-allocated	(6,910)	(7,095)
Total Group	27,427	27,642	(0.8)

The table below shows changes to operating income and adjusted operating income by segment for 2007 and 2006.

	Operating income			Adjusted operating income*
	Year ended December 31,			Year ended December 31,
			Change			Change
	2007	2006	%	2007	2006	%
	(in millions of euros, except percentages)

Energy Supply and Services Division
Exploration — Production	755	935	(19.3)	1,127	1,270	(11.3)
Purchase and Sale of Energy	940	443	112.2	1,075	529	103.2
Services	82	71	15.5	129	117	10.3
Infrastructures Division
Transmission and Storage	1,185	1,013	17.0	1,534	1,357	13.0
Distribution — France	552	726	(24.0)	1,291	1,412	(8.6)
Transmission — Distribution — International	381	348	9.5	491	498	(1.4)
Eliminations, other and non allocated	(21)	72		19	(34)
Total Group	3,874	3,608	7.4	5,666	5,149	10.0

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Energy Supply and Services Division

The Energy Supply and Services division generated revenues of €23,001 million (net of intra-segment eliminations of €564 million) in 2007, a decrease of 1.1% compared to revenues of €23,268 million (net of intra-segment eliminations of €647 million) in 2006. Operating income increased to €1,777 million in 2007, or 7.7% of revenues, against €1,449 million in 2006, or 6.2% of revenues, an improvement of 22.6%.

Exploration — Production Segment

Macroeconomic data

			Change
Average Value	2007	2006	%

Brent (in USD)	72.5	65.1	11.4
Average EUR/USD exchange rate	1.37	1.26	8.7
Brent (in EUR)	52.9	51.7	2.4

Consolidated production of hydrocarbons (including EFOG for 2006 and 2007)

				Change
	2007		2006	%

Combined productions in Billions of Standard Cubic Feet Gas Equivalent (BscfGE)	258	*	284	(9.2)
Gas in Billions of Standard Cubic Feet (Bscf)	193		210	(8.1)
Liquids in Millions of Barrels (MMbo)	11.6		13.2	(12.1)

*	261 BscfGE including Enerci which was not consolidated prior to 2007.

Total hydrocarbon production represented 261 BscfGE in 2007, compared with 284 BscfGE in 2006, reflecting a decrease of 23 BscfGE. Excluding the KGM disposal in 2006 (12 BscfGE) and consolidation of Enerci in 2007 (3 BscfGE), total production dropped slightly, down 5% or 14 BscfGE. This change primarily reflects reduced production in the United Kingdom (-9 BscfGE), The Netherlands (-1 BscfGE) and Germany (-8 BscfGE), partly offset by increased production in Norway (4 BscfGE).

Exploration — Production: Revenues

The Exploration — Production segment generated revenues of €1,717 million in 2007, which reflected an increase of 3.5% compared to €1,659 million in 2006.

On a constant structural basis and excluding the impact related to the consolidation of EFOG and Enerci in 2007 and the disposal of our interest in KGM in 2006, revenues declined 7.4%. This change primarily reflects an unfavorable gas price context in 2007 compared to 2006, while the average Brent price in euros was practically stable from year to year.

This change also factors in the downturn in total hydrocarbon production (including EFOG), which represented 261 BscfGE in 2007, compared with 284 BscfGE in 2006. On a constant structural basis, total production dropped slightly, down −5%.

2007 was dedicated to continuing efforts to strengthen the business:

•	acquisition of stakes in 10 licenses in the United Kingdom, from CGG Veritas;

•	launch of production of gas fields in Minke (United Kingdom), Njord, Fram and Snøhvit (Norway);

•	acquisition of a 45% stake in the Alam El Shawish West license in Egypt;

•	drilling of 13 new wells, eight of which were successful.

Exploration — Production: Operating income and adjusted operating income

Operating income in 2007 amounted to €755 million, a decrease of 19.3% compared to operating income of €935 million in 2006. On a constant scope of consolidation basis, the decline in operating income was approximately 25%. Operating income in 2006 included net amortization of €49 million as compared to €10 million in 2007. Excluding these non-recurrent elements and on a constant scope of consolidation basis, operating income decreased by 29%, largely driven by the reduction in adjusted operating income, the increase in amortization, in light of the commencement of use of new fixed assets, and adjustments to reserves at year-end 2006 and 2007.

The Exploration — Production segment’s adjusted operating income decreased by 11.3% in 2007, to €1,127 million from €1,270 million in 2006. This change primarily reflects:

•	the sharp drop in natural gas prices for the National Balancing Point (NBP) (United Kingdom), i.e. an average decrease of 42% in €/MWh between 2006 and 2007, while the Brent was practically stable from year to year (+2% in €/ barrel);

•	a slight decline in production (-5% on a constant structural basis) compared with 2006. Accelerated production beginning in the last quarter, with the startup of new fields in Norway, the United Kingdom and The Netherlands, will have its full effects in 2008; with production levels close to 50 Mboe (approximately 300 BscfGE); and

•	continuing increase in costs throughout the sector.

The table below presents a reconciliation of adjusted operating income for the Exploration — Production segment:

	Year ended December 31,
	2007	2006
	(In millions of euros)

Adjusted operating income*	1,127	1,270
Amortization, depreciation and provisions	(372)	(335)
Operating income	755	935

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Purchase and Sale of Energy Segment

Purchase and Sale of Energy: Revenues

The Purchase and Sale of Energy segment generated revenues of €20,041 million in 2007, a decrease of 2.0% compared with 2006, where it reached €20,455 million. It was stable on an average climate basis. Therefore, the decrease in revenues was primarily the result of a wide range of weather conditions: an exceptionally mild first half of the year (-25 TWh compared to average climate), partially offset by a cold second half of the year (+11 TWh compared to average climate).

In 2007, business in the Purchase and Sale of Energy segment was also influenced by:

•	regulated rates for sales of natural gas in line with costs; and

•	complete deregulation of the natural gas and electricity markets in France as of July 1, 2007.

Fiscal year 2007 was also marked by a French State Council decision, which clarified the legal framework applicable to natural gas sale prices.

Natural gas sales

Sales in volume of natural gas were down to 609 TWh in 2007, a 4.2% decrease (27 TWh) compared to 636 TWh in 2006, primarily as a result of weather conditions. In 2007, sales of the Purchase and Sale of Energy segment represented more than 83.4% of our consolidated natural gas sales volume, while the Exploration — Production segment and the Transmission — Distribution — International segment accounted for the difference. See “Business of Gaz de France — Energy Supply and Services Division — Exploration — Production segment” and “Business of Gaz de France — Infrastructures Division — Transmission — Distribution — International segment.”

During 2007, we boosted our energy supply capacity by:

•	concluding an agreement with Sonatrach (Algeria) to extend LNG contracts until 2019;

•	signing a supply contract with Norsk Hydro relating to the delivery of 3.2 billion m3 in natural gas over a four-year period;

•	concluding an agreement with Cheniere for long-term LNG access to the American market;

•	commissioning a new methane tanker (Gaselys) with a capacity of 154,500 m3; and

•	increasing renewable energies developments, with the acquisition of two wind-energy companies: Erelia and Eoliennes de la Haute-Lys (France), which have given the Group access to installed capacity of nearly 120 MW at the end of 2007.

The table below shows the breakdown of natural gas sales in the Purchase and Sale of Energy segment (including the Group’s share of energy sales made by proportionately consolidated affiliates) for 2007 and 2006 by category of customer (excluding trading).

	Year ended December 31,
			Change
	2007	2006	%
	(In TWh)

Sales of natural gas to customers
In France
Residential customers	125	133	(6.0)
Businesses customers	164	179	(8.4)
Major industrial and commercial customers	87	100	(13.0)
Other customers	26	28	(7.1)
Total France	402	440	(8.6)
In Europe
Major industrial and commercial customers*	116	114	1.8
Other customers	12	10	20.0
Total Europe	128	124	3.2
Sales on the short-term market	79	72	9.7
Total sales by the Purchase and Sale of Energy segment	609	636	(4.2)

*	Including GDFESS sourcing.

Note: UK subsidiary (GDFESS) end customer sales were reclassed to the Transmission and Distribution International segment, and replaced by sourcing of the subsidiary. As a result, total sales by the Purchase and Sale of Energy segment for 2006 was adjusted to 636 TWh, from 641 TWh.

Natural gas sales in France

•	Residential customers

In France, sales of natural gas to residential customers decreased by 6% to 125 TWh in 2007 from 133 TWh in 2006, primarily due to warmer weather conditions in the first six months of 2007. Adjusted for climate effects, the volumes sold to domestic customers in France were stable in 2007 compared to 2006. Since July 1, 2007, over 77,000 customers subscribed to the Group’s new commercial offers.

•	Businesses and major industrial and commercial customers

In France, sales of natural gas to businesses and major industrial and commercial customers decreased to 251 TWh in 2007 from 279 TWh in 2006. Excluding the climate effect, sales were down by 20 TWh as compared to 2006.

Public distribution regulated rates increased by 5.8% as of May 1, 2006. This change in rates enabled us to pass through supplying costs on gas selling prices in 2007, which was not permitted in the first half of 2006 (positive effect of €84 million in 2007 as compared with a negative effect of €511 million in 2006).

•	Other customers

Other customers are mainly distributors that were not nationalized in 1946 and auction sale buyers of gas in the southeast of France.

Natural gas sales outside of France

Outside France, revenues of the Purchase and Sale of Energy segment increased by 3.2% in 2007 to 128 TWh from 124 TWh in 2006. Sales to major industrial and commercial customers in Europe were up slightly at 116 TWh in 2007 compared to 114 TWh in 2006 (after reclassification of GDF ESS in the Transmission Distribution International segment) and accounted for the great majority of sales of natural gas outside France in this segment.

The table below compares the volumes of natural gas sold outside of France, by country, in fiscal years 2007 and 2006.

	Year ended December 31,
	2007	2006
	(In TWh)

United Kingdom	34.3	31.3
Belgium and Luxembourg	20.7	25.4
The Netherlands	20.8	21.0
Italy	22.2	21.0
Spain	5.1	6.2
Germany	9.5	8.7
Hungary	3.0	0.3

Sales of electricity

In 2007, electricity sales in the segment came to 17.6 TWh, up 16% compared to the previous year. Since July 1, 2007, the Group gained nearly 46,500 new retail customers in electricity, representing more than 80% of customers having chosen to move from their original supplier.

In France, sales of electricity by the segment (excluding volumes sold through hedge transactions) reached 4.3 TWh in 2007, compared to 3.3 TWh in 2006, representing an increase of 26%. This growth was primarily generated by the increase of DK6 production which is mainly sold in the French market.

In Europe, outside of France, revenues for 2007 amounted to 13.3 TWh compared to 11.8 TWh in 2006, an increase of 13%, primarily due to the production increase of the AES power plant in Spain.

Purchase and Sale of Energy: Operating income and adjusted operating income

Operating income increased to €940 million in 2007 from €443 million in 2006, representing an increase of 112.2%. This upward trend is in line with the increase of adjusted operating income.

The Purchase and Sale of Energy segment’s adjusted operating income increased to €1,075 million in 2007 from €529 million in 2006, representing an increase of 103.2% despite a 15 TWh drop in sales due to the weather effect. This growth was primarily due to:

•	the recovery in commercial results: despite the administrative rates freeze, Gaz de France was able to pass through its supply costs in 2007. Sales of natural gas subject to administrative rates positively contributed to the Group’s adjusted operating income (+€84 million) as compared to a significant negative contribution in 2006 (-€511 million);

•	favorable year-end market conditions, which notably allowed the Group to take full advantage of its LNG portfolio. In the fourth quarter, arbitrage was applied to 12 loads of LNG for a total volume of 9 TWh.

The table below presents a reconciliation of adjusted operating income to operating income for the Purchase and Sale of Energy segment:

	Year ended December 31,
	2007	2006
	(In millions of euros)

Adjusted operating income*	1,075	529
Amortization, depreciation and provisions	(135)	(86)
Operating income	940	443

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Services Segment

Services: Revenues

The Services segment generated revenues of €1,807 million in 2007, a slight increase of 0.3% compared to 2006, where it generated €1,801 million.

Strong revenues posted by our Business Services operations, particularly in France, and growth in our business in Italy contributed to offset the full year negative climate impact, as well as the impact of the sale of Atelier de Fos (AdF) in the last quarter. On a comparable basis, revenues were slightly up by 1%.

During the fourth quarter of 2007, the Group acquired seven cogeneration units in Italy, contributing to a total installed power of 540 MW (further to the exercise by a minority shareholder of his pre-emption right on a plant, the acquisition covers six plants with a capacity of 370 MW). Therefore, we consolidated our position as a leader in energy services in Italy and reached the top tier in the field of electricity production.

Services: Operating income and adjusted operating income

The Services segment’s operating income reached €82 million in 2007, representing an increase of 15.5% compared with 2006, where it reached €71 million. This variation is in line with the increase in adjusted operating income.

The Services segment’s adjusted operating income increased to €129 million in 2007 from €117 million in 2006, representing a 10.3% increase (or 6% on a constant structural basis), as a result of improved operating profits in France, Italy and the United Kingdom. The profitability of these activities is similar to that of the sector’s largest operators.

The table below presents a reconciliation of adjusted operating income to operating income for the Services segment:

	Year ended December 31,
	2007	2006
	(In millions of euros)

Adjusted operating income*	129	117
Amortization, depreciation and provisions	(47)	(46)
Operating income	82	71

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Infrastructures Division

Infrastructures division revenues decreased by 0.9% to €10,691 million (net of intra-segment eliminations of €81 million) in 2007, from €10,788 million (net of intra-segment eliminations of €34 million) in 2006. This slight decrease resulted primarily from the decline in revenues in the Distribution — France segment.

Operating income was €2,118 million in 2007, compared to €2,087 million in 2006, an increase of 1.5%, and accounted for 54.7% of the Group’s operating income.

Adjusted operating income was €3,316 million in 2007, an increase of 1.5% compared to the division’s adjusted operating income of €3,267 million in 2006. The Infrastructures division’s adjusted operating income accounted for 58.5% of Group adjusted operating income in 2007 and 63.4% in 2006.

The majority of our fixed assets are included within the Infrastructures division. Net tangible and intangible and concession assets amounted to €17,391 million as of December 31, 2007, accounting for 71.9% of the Group’s total assets of these categories.

The bulk of the division’s business in France currently consists of services provided to our Energy Supply and Services division. In 2007, it included €4,546 million of intra-Group services, which are eliminated for the purposes of consolidation. The Purchase and Sale of Energy segment uses the Transmission — Storage and Distribution — France segments to deliver natural gas to customers in France.

Transmission — Storage Segment (formerly the Transmission and Storage — France Segment)

Transmission — Storage: Revenues

The Transmission — Storage segment had revenues of €2,494 million in 2007 compared to €2,355 million in 2006, representing an increase of 5.9%.

This increase was primarily caused by the growth in the storage business in France which was boosted by sales price increases, successful auction sale of storage capacity (5.7 TWh of capacity) and the rise in subscriptions on the transmission networks. The Transmission — Storage segment exposure to climate risk is minimal.

Operations continued to grow in 2007:

•	in France, through an increase in the number of Transmission customers (37 at the end of 2007, compared to 25 at the end of 2006) and Storage customers (22 at the end of 2007, compared to 16 at the end of 2006); and

•	in Europe, through an accelerated development of storage capacity, in particular in the United Kingdom (Stublach).

Transmission — Storage: Operating income and adjusted operating income

Operating income reached €1,185 million in 2007, or an increase of 17.0% from €1,013 million in 2006. This increase is in line with the increase of adjusted operating income.

The Transmission — Storage segment’s adjusted operating income amounted to €1,534 million in 2007 compared to €1,357 million in 2006, or an increase of 13.0%.

2007 adjusted operating income was impacted by the following non-recurring items:

•	gain on inventory recount regarding storage activity amounting to €60 million; and

•	tariff regulation changes in Germany amounting to €28 million.

Excluding non-recurring items, the Transmission — Storage segment’s adjusted operating income grew by 4%, reflecting the growth in storage activities resulting from the change in prices and the success of auction sales of storage capacities. This growth also resulted from the increase in subscriptions on the transmission networks.

The table below presents a reconciliation of adjusted operating income to operating income for the Transmission — Storage segment:

	Year ended December 31,
	2007	2006
	(In millions of euros)

Adjusted operating income*	1,534	1,357
Amortization, depreciation and provisions	(349)	(344)
Operating income	1,185	1,013

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Distribution — France: Revenues

The Distribution — France segment’s revenues decreased by 6.5%, to €3,076 million in 2007 from €3,289 million in 2006. The change was primarily driven by the decrease in development investments and climate effects.

Compared to 2006, volumes of natural gas transported through the Distribution network decreased by 16 TWh in 2007 as a result of the weather conditions.

Year 2007 highlights for the segment were:

•	the completion of the “one million new heating customers” program, with over 980 000 customers connected to the grid since 2004;

•	the completion of the work in regards of the spin-off of distribution activities in France, which became effective on January 1, 2008;

•	the launch, by the CRE, of a public consultation prior to the setting of a new distribution rate; and

•	the reduction of gray cast iron pipes: consistent with the Group’s commitments, the stock of gray cast iron pipes is now completely eliminated.

Distribution — France: Operating income and adjusted operating income

The segment’s operating income of €552 million in 2007 represented a decrease of 24.0% compared to operating income of €726 million in 2006. In addition to the decrease in adjusted operating income, the change in operating income resulted from the negative effect of increased provisions for replacement and the positive effect of the change in rates utilized in discounting these provisions (4.5% as at December 31, 2007 compared with 4.0% as at December 31, 2006 and 2005).

•	Adjusted operating income of €1,291 million in 2007 represented a decrease of 8.6% compared to adjusted operating income of €1,412 million in 2006. On an average weather basis, adjusted operating income for the segment dropped slightly, down 3%, due to market deregulation-related costs.

The table below presents a reconciliation of adjusted operating income to operating income for the Distribution — France segment:

	Year ended December 31,
	2007	2006
	(in millions of euros)

Adjusted operating income*	1,291	1,412
Amortization, depreciation and provisions**	(739)	(686)
Operating income	552	726

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

**	Amortization, depreciation and provisions excluding utilization of provision for replacement costs.

Transmission — Distribution — International Segment

Transmission — Distribution — International: Revenues

The Transmission — Distribution — International segment generated revenues of €5,202 million in 2007, a slight increase of 0.5% compared to revenues of €5,178 million in 2006.

Excluding the effect of the warmer than average weather conditions seen throughout Europe during the period and the sharp decline in gas prices in the United Kingdom, revenues for the segment increased by 7.2%, primarily driven by:

•	price increases in other European countries during 2007 in response to rising supply costs; and

•	the change in scope of consolidation relating to our marketing activities in Italy, which are fully consolidated since October 1, 2007.

A highlight in 2007 for the segment in regards with international markets development was the acquisition of a 59% stake in Romania’s number two natural gas storage operator (600 million m3 in ultimate capacity).

Transmission — Distribution — International : Operating income and adjusted operating income

Operating income amounted to €381 million in 2007, an increase of 9.5% compared to €348 million in 2006. This increase primarily resulted from the re-estimate of the useful lives of assets in Slovakia.

Adjusted operating income remained stable at €491 million in 2007 compared to €498 million in 2006. Excluding weather effects, adjusted operating income increased by €29 million, essentially due to the effect of improved trading margins in most European countries.

The table below presents a reconciliation of adjusted operating income to operating income for the Transmission — Distribution — International segment:

	Year ended December 31,
	2007	2006
	(in millions of euros)

Adjusted operating income*	491	498
Amortization, depreciation and provisions	(110)	(150)
Operating income	381	348

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Other items

Financial income (expenses)

Our net financial expenses, which is the sum of the line items “Net finance costs” and “Other financial income (expenses),” amounted to €310 million in 2007, compared to €357 million in 2006, a decrease of 13.2%.

Net finance costs

For 2007, net finance costs, which includes debt interest and other finance costs, amounted to €170 million, representing a €47 million increase from €123 million in 2006. This change primarily factors in non-recurring costs associated with the restructuring of the AES Energia debt.

As at December 31, 2007, the average cost of our gross long-term financial debt was 5.1% (hedging included) as compared with 5.2% in 2006.

Other financial income (expenses)

Other financial income (expenses), which include items not linked with financial debt, namely exchange rate fluctuations, gains and losses on financial instruments, dividends, net proceeds from sales of financial assets, unwinding cost of discounting etc., amounted to an expense of €140 million for 2007 compared to an expense of €234 million in 2006. This change was primarily due to more favorable unrealized currency gains and an increase in interest on current accounts and margin calls paid.

Share of income in companies accounted for by the equity method

The share of income from equity affiliates fell to €99 million, compared with €176 million in 2006, primarily due to the proportionate consolidation of EFOG since February 1, 2007.

Corporate income tax

In 2007, we recorded charges of €1,153 million for corporate income taxes compared to €1,104 million in 2006. This change mainly resulted from increased income before tax between the two periods. The effective tax rate dropped to 32.4% in 2007 as compared with 34.0% in 2006, due to a non-recurring impact linked to the decrease in the tax rate in Germany.

Consolidated net income

Our net income (exluding minority interest) amounted to €2,472 million in 2007, an increase of 7.6%, compared to net income of €2,298 million in 2006.

Comparison of Years Ended December 31, 2006 and 2005

The following comparison is derived from our 2007 consolidated financial statements, prepared in accordance with IFRS.

	Year Ended December 31,
	2006	2005
	(in millions of euros, except per share data)

Revenues	27,642	22,872
Purchases and other external charges	(19,976)	(16,294)
Personnel expenses***	(2,581)	(2,409)
Other operating income/expenses	(230)	(176)
Utilization of provision for replacement**	294	255
Adjusted operating income*	5,149	4,248
Amortization, depreciation and provisions**	(1,541)	(1,295)
Employee share ownership***	—	(132)
Operating income	3,608	2,821
Net finance costs	(123)	(202)
Other financial income/(expenses)	(234)	(236)
Share of income in companies accounted for by the equity method	176	189
Income before taxes	3,427	2,572
Corporate income tax	(1,104)	(794)
Consolidated net income	2,323	1,778
Attributable to:
Equity holders of the parent	2,298	1,782
Minority interests	25	(4)
Earnings and diluted earnings per share in euros	2.34	1.89

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

**	Utilization of provision for replacement, included in “Amortization, depreciation and provisions” in the consolidated financial statements, has been reclassified to the “Utilization of provision for replacement” line item for purposes of presenting adjusted operating income.

***	Employee share ownership, included in “Personnel expenses” in the consolidated financial statements of Gaz de France, has been reclassified to the “Employee share ownership” line item for purposes of presenting adjusted operating income.

Group Results

Group revenues

Our revenues amounted to €27,642 million in 2006, a growth of 20.9% compared to €22,872 million realized in 2005. This growth primarily relates to a combination of the aggregate effect of price increases in an amount of €4,039 million, decreases in sales volumes in an amount of €22 million and the consolidation of external growth in an amount of €843 million.

This growth was primarily the result of an overall increase in European energy prices notwithstanding the slight decrease in prices towards the end of the year. The group also benefited from an increase in volumes and from the integration of new operations.

After a colder first half of the year compared to that of the previous year, the autumn of 2006 was particularly warm. This had a negative impact on revenues growth (decrease of 12 TWh between 2006 and 2005).

By volume, our gas sales increased by approximately 2% (762 TWh in 2006 compared to 749 TWh in 2005), despite the unfavorable climate. This increase was primarily due to the full-year contribution of Distrigaz Sud and SPE, as well as increased sales in Exploration-Production.

Gas sales in France overall have fallen due to mild weather conditions.

The portion of revenues generated abroad grew by 33% to €10,839 million. They accounted for nearly 40% of our total revenues in 2006.

Group operating income

Group operating income increased by 27.9% to €3,608 million in 2006 from €2,821 million in 2005, due to the return to a normal level of provision for replacement in 2006 in the Distribution France segment (in 2005 a non-recurring reversal of €250 million had been charged to the statement of income).

An expense of €132 million was booked in 2005 in connection with our initial public offering in 2005 through the application of IFRS 2 which takes into account the employee offering. The French privatization regime provides that if the French State sells shares to the public, shares must also be offered to employees and former employees of the Group. In accordance with IFRS 2, benefits granted to employees are measured at the grant date. Such benefits are considered additional compensation which is recognized in our statement of income upon the vesting of such rights.

Other operating expenses increased to €230 million in 2006 from €176 million in 2005.

The table below sets out the changes in operating expenses (before amortization and provisions and employee share-based payments) between 2006 and 2005.

	Year ended December 31,
	2006	2005
	(in millions of euros)

Energy purchases	15,810	12,569
Other external charges	4,166	3,725

Purchases and other external charges	19,976	16,294
Personnel expenses*	2,581	2,409
Other operating expenses	230	176
Utilization of provision for replacement	(294)	(255)
Total	22,493	18,624

*	The line item “Personnel expenses” in the 2007 consolidated financial statements amounts to €2,541 million for 2005 and include €132 million for Employee share ownership which has been reclassified to a separate line item herein for purposes of calculating adjusted operating income. See the table in “— Comparison of years ended December 31, 2006 and 2005” above.

Energy purchases rose to €15,810 million in 2006 from €12,569 million in 2005 (an increase of 25.8%). This rise was essentially a consequence of the increase in gas prices.

Purchases and other external charges, excluding energy purchases, increased to €4,166 million in 2006 from €3,725 million in 2005.

Personnel expenses increased to €2,581 million in 2006 from €2,409 million (excluding the effect of employee share ownership) in 2005. This was primarily due to the change in consolidation scope, in particular, the acquisitions of the companies Distrigaz Sud and SPE in 2005.

Group adjusted operating income

Group adjusted operating income increased to €5,149 million in 2006 from €4,248 million in 2005. This increase was due to:

•	the Exploration-Production segment increase driven by increases in prices and volumes sold.

•	the Purchase and Sale of Energy grew in a buoyant market environment. The Group successfully took advantage of its unique position in gas in Europe for its trading and sales activities.

•	the Transmission-Distribution-International segment grew due to acquisitions and price trends.

Group adjusted operating income accounted for 18.6% of revenues in 2006 and in 2005.

Revenues and Income by Segment

The table below shows changes in revenues by segment between 2006 and 2005.

	Revenues
	Year ended December 31,		Change
	2006	2005	%
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	1,659	1,139	45.7
Purchase and Sale of Energy	20,455	17,346	17.9
Services	1,801	1,568	14.9
Infrastructures Division
Transmission and Storage	2,355	2,138	10.1
Distribution — France	3,289	3,426	(4.0)
Transmission — Distribution — International	5,178	3,669	41.1
Eliminations, other and non-allocated	(7,095)	(6,414)	—
Total Group	27,642	22,872	20.9

The table below shows changes to operating income and adjusted operating income by segment for 2006 and 2005.

	Operating income			Adjusted operating income*
	Year ended December 31,			Year ended December 31,
			Change			Change
	2006	2005	%	2006	2005	%
	(in millions of euros, except percentages)

Energy Supply and Services Division
Exploration — Production	935	457	104.6	1,270	726	74.9
Purchase and Sale of Energy	443	251	76.5	529	325	62.8
Services	71	59	20.3	117	105	11.4
Infrastructures Division
Transmission and Storage	1,013	934	8.5	1,357	1,265	7.3
Distribution — France	726	900	(19.3)	1,412	1,358	4.0
Transmission — Distribution — International	348	291	19.6	498	379	31.4
Eliminations, other and non allocated	72	(71)	—	(34)	90	—
Total Group	3,608	2,821	27.9	5,149	4,248	21.2

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations— Non-GAAP Measure Adjusted Operating Income.”

Energy Supply and Services Division

The Energy Supply and Services division generated revenues of €23,268 million (net of intra-segment eliminations of €647 million) in 2006, an increase of 18.3% compared with 2005 revenues of €19,675 million (net of intra-segment eliminations of €379 million). Operating income rose to €1,449 million in 2006, or 6.2% of revenues, against €767 million in 2005, or 3.9% of revenues, an improvement of 88.9%.

Exploration — Production Segment

Macroeconomic data

			Change
Average Value	2006	2005	%

Brent (in USD)	65.1	54.4	+19.7
Average EUR/USD exchange rate	1.26	1.24	+1.6
Brent (in EUR)	51.7	43.8	+18.0

Consolidated production of hydrocarbons (excluding EFOG)

			Change
	2006	2005	%

Combined productions in Billions of Standard Cubic Feet Gas Equivalent (BscfGE)	245	220	+11.4
Gas in Billions of Standard Cubic Feet (Bscf)	193	163	+18.4
Liquids in Millions of Barrels (MMbo)	9.2	10.1	−8.9

Exploration — Production: Revenues

The Exploration — Production segment generated revenues of €1,659 million in 2006, which reflected an increase of 45.7% compared with 2005 sales of €1,139 million. This growth was predominantly driven by the rise in the prices for oil and gas products and the increase in consolidated sales of the Group’s production which grew 11.4% compared with 2005 (245 BscfGE in 2006 versus 220 BscfGE in 2005). Excluding the divestment of the stake in KGM, this increase amounts to 13%. The increase in the volume of sold production in the Netherlands (+33 BscfGE) more than compensated for the drop in production due to natural decline in the Norwegian, German and United Kingdom fields (-4.2, -4.3 and -1.7 BscfGE respectively).

Natural gas production increased to 193 Bscf from 163 Bscf in 2005, and representing an increase of approximately 18.4% compared with natural gas production in 2005.

Exploration — Production: Operating income and adjusted operating income

Operating income grew very strongly in 2006 to €935 million, representing an increase of 104.6% over the 2005 operating income of €457 million. Operating income included impairment expenses of €49 million and €11 million in 2006 and 2005 respectively. Excluding these non-recurring items and the effect of the divestment in KGM, operating income was up by approximately 82% on a constant scope of consolidation basis.

Adjusted operating income increased by 74.9% in 2006, to €1,270 million in 2006 from €726 million in 2005. Excluding the capital gain from the sale of KGM in 2006, and the change in scope of consolidation as a result of this divestment, the rise in adjusted operating income amounts to approximately 56%. This increase reflects the rise in hydrocarbon sale prices and produced volumes partially compensated for by the increase in exploration expenses (increased effort compared with 2005) and to a lesser degree by the increase in operational costs linked to the increase in production and to the increase in the cost of petroleum services.

The table below presents a reconciliation of adjusted operating income for the Exploration — Production segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	1,270	726
Amortization, depreciation and provisions	(335)	(269)
Operating income	935	457

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Purchase and Sale of Energy Segment

Purchase and Sale of Energy: Revenues

The revenues of the Purchase and Sale of Energy segment increased to €20,455 million in 2006, a 17.9% increase from €17,347 million in 2005. This increase is primarily due to energy price rises, following the rise in the purchase price of gas.

Sales in volume of natural gas fell to 636 TWh in 2006, a 1.4% decrease from 645 TWh in 2005. In 2006, sales of the Purchase and Sale of Energy segment represented more than 83% of our natural gas sales volume, with the balance booked by the Exploration — Production segment and Transmission — Distribution — International segment. See “Business of Gaz de France — Energy Supply and Services Division — Exploration — Production segment” and “Business of Gaz de France — Infrastructures Division — Transmission — Distribution — International segment.”

Natural gas sales

Sales by the Purchase and Sale of Energy segment amounted to 636 TWh in 2006, a 1.4% decrease compared with 2005.

The table below shows the breakdown of natural gas sales in the Purchase and Sale of Energy segment, including the Group’s share of energy sales by affiliates consolidated by proportionate consolidation, for 2006 and 2005 by category of customer (excluding trading).

	Year ended December 31,
			Change
	2006	2005	%
	(in TWh)

Sales of natural gas to customers
In France
Residential customers	133	139	-4.3
Businesses customers	179	189	-5.3
Major industrial and commercial customers	100	115	-13.0
Other customers	28	26	+7.7
Total France	440	469	-6.2
In Europe
Major industrial and commercial customers*	114	101	+12.9
Other customers	10	10	—
Total Europe	124	111	+11.7
Sales on the short-term market	72	65	+10.8
Total sales by the Purchase and Sale of Energy segment	636	645	-1.4

*	Including GDFESS sourcing

Note:  UK subsidiary (GDFESS) end customer sales were reclassed to the Transmission — Distribution — International segment, and replaced by sourcing of the subsidiary. As a result, total sales by the Purchase and Sale of Energy segment for 2006 was adjusted to 636 TWh, from 641 TWh.

The increase in the euro value of natural gas sold was mainly driven by increasing sales to major industrial and commercial customers outside France, which amounted to 114 TWh in 2006 compared with 101 TWh in 2005. Most of this growth was generated in Germany, Belgium, Italy and the United Kingdom.

Natural gas sales in France

•	Residential customers

In France, sales of natural gas to residential customers decreased to 133 TWh in 2006 from 139 TWh in 2005, a decrease of 4.3%. This was primarily as a result of exceptionally mild weather conditions at the end of the final quarter. Adjusted for climate effects, the volumes sold to domestic customers in France were stable in 2006.

•	Major industrial and commercial customers

In France, sales of natural gas to these customers decreased due to the combined effect of market deregulation and mild temperatures. Industrial and service and commercial customers with lower consumption levels became eligible to choose their natural gas suppliers on July 1, 2004. As of December 31, 2006, approximately 30% of newly eligible customers (in volume) exercised this option, and nearly 80% selected Gaz de France offers.

We believe that our products and service offerings have allowed us to limit our market share losses in France and to establish ourselves as a major participant in the most important markets in Europe, with a competitive gas price for our entire portfolio. We have retained the majority of our contracts, in an increasingly deregulated market. At year end 2006, we estimate our market share of this segment throughout France is approximately 60%.

•	Other customers

Other customers are mainly distributors that were not nationalized in 1946 and auction sale buyers of gas in the southeast of France.

Natural gas sales outside France

Outside France, sales of the Purchase and Sale of Energy segment increased by 11.7% in 2006 to 124 TWh from 111 TWh in 2005. Sales to industrial customers in large European countries (in particular by our subsidiary GDF ESS in the United Kingdom) accounted for the great majority of sales of natural gas outside France in this segment.

The table below compares the volumes of natural gas sold outside of France, by country, in fiscal years 2006 and 2005.

	Year ended December 31,
	2006	2005
	(in TWh)

United Kingdom	31.3	30.7
Belgium and Luxembourg	25.4	21.2
The Netherlands	21.0	20.2
Italy	21.0	16.9
Spain	6.2	5.2
Germany	8.7	6.7
Hungary	0.3	—

The increase in volume has been primarily due to the strong commercial performance especially at Belgium and Luxembourg and Italy as a result of the increase in the commercial position within these countries.

Sales of electricity

In France, electricity sales (excluding volumes sold through hedge transactions) rose by 17% in 2006, to 3.3 TWh.

In the United Kingdom, electricity sales were buoyed by strong price rises in the British market, and grew by 15% compared with 2005.

In Spain, electricity sales grew by 19.2% compared with 2005 due to the Cartegena combined cycle power plant, which has production capacity of 1200 MWe, and came into operation in November 2006.

Purchase and Sale of Energy: Operating income and adjusted operating income

Operating income increased to €443 million in 2006 from €251 million in 2005, a 76.5% increase. This upward trend was mainly due to the Group’s optimization and arbitrage operations, in particular through the use of our storage capacities in conditions of high price volatility.

Public distribution prices rose by 5.8% from May 1, 2006. The decree of June 16, 2005 provided for quarterly adjustments as from January 1, 2006, which did not take place. The Group was therefore unable to pass on all increases in costs (revenues loss of €511 million in 2006). Moreover, the Group granted discounts of €91 million during the first quarter 2006.

The Purchase and Sale of Energy segment’s adjusted operating income increased to €529 million in 2006 from €325 million in 2005, an increase of 62.8%.

The change in adjusted operating income between 2006 and 2005 reflects the decreases arising from positive non-recurring items posted in 2005, the impact of the winding-up of cross-holdings with Total in France, and an adjustment to a transmission rate billed by a subsidiary of the group’s Transmission Distribution International segment.

The table below presents a reconciliation of adjusted operating income to operating income for the Purchase and Sale of Energy segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	529	325
Amortization, depreciation and provisions	(86)	(74)
Operating income	443	251

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Services Segment

Services: Revenues

The Services segment generated revenues of €1,801 million in 2006, an increase of 14.9% compared with 2005, where it reached €1,568 million (or 10% on a constant consolidation basis).

The increase in revenues was due to strong organic growth, but also to the change in scope of consolidation. External growth operations in 2006 and 2005 enabled us to increase our commercial position in France, Belgium and the Great Britain.

Services: Operating income and adjusted operating income

The Services segment’s operating income reached €71 million in 2006, compared with €59 million in 2005. This growth principally related to the Cofathec Group (sustained improvement in profits by Cofathec Italy, and by the Oméga and Cofathec Services sub-groups).

The Services segment’s adjusted operating income increased to €117 million in 2006 from €105 million in 2005 (representing an 11.4% increase) as a result of growth in the business.

The table below presents a reconciliation of adjusted operating income to operating income for the Services segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	117	105
Amortization, depreciation and provisions	(46)	(46)
Operating income	71	59

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Infrastructures Division

The Infrastructures division revenues increased to €10,788 million (net of intra-segment eliminations of €34 million) in 2006, from €9,218 million (net of intra-segment eliminations of €15 million) in 2005. The majority of this increase resulted from an increase in international sales despite the decrease in France sales.

Operating income was €2,087 million in 2006, compared with €2,125 million in 2005, a decrease of 1.8%, and accounted for 57.8% of the Group’s operating income.

Adjusted operating income was €3,267 million in 2006, an increase of 8.8% compared with the division’s 2005 adjusted operating income of €3,002 million. The Infrastructures division’s adjusted operating income accounted for 63.5% of Group adjusted operating income in 2006 and 70.7% in 2005. These increases were primarily due to the elimination of the specific expense of company contributions to employees’ share schemes posted in 2005 and price increases.

The majority of our fixed assets are included within the Infrastructures division; net tangible and intangible and concession assets stood at €16,965 million as of December 31, 2006, accounting for 74% of the Group’s total assets in these categories.

The bulk of the Infrastructures division’s business currently consists of services provided to our Energy Supply and Services division. In 2006, it includes €4,610 million of intra-Group services, which are eliminated for the purposes of consolidation. The Purchase and Sale of Energy segment uses the Transmission and Storage — France and Distribution — France segments to deliver natural gas to customers in France.

Transmission and Storage

Transmission and Storage: Revenues

The Transmission and Storage segment’s net revenues amounted to €2,355 million in 2006 versus €2,138 million in 2005, up by 10.1%.

This increase in revenues primarily resulted from:

•	increase in capacity subscribed in the transmission network;

•	the rise in storage reservations and quantities of natural gas discharged in the LNG terminals; and

•	the increase in storage access rates that came in on April 1, 2006.

Transmission and Storage: Operating income and adjusted operating income

Operating income reached €1,013 million in 2006, or an increase of 8.5% from €934 million in 2005. The operating income for 2006 reflects the impact of a non-recurring expense of €37 million for adjustments on tangible assets. 2005 operating income was affected by three non-recurring transactions:

•	the net proceeds resulting from the disposal of Izaute’s cushion gas to Total in the framework of the winding-up of cross-holdings in the amount of €11 million;

•	the specific additional costs in connection with Gaz de France matching contributions to the employee shareholding programs in the amount of €7 million; and

•	the negative effect of the readjustment of a transmission rate (this readjustment mostly benefited the Purchase and Sale of Energy segment).

The Transmission and Storage segment’s adjusted operating income amounted to €1,357 million in 2006, up by 7.3% compared with 2005.

The table below presents a reconciliation of adjusted operating income to operating income for the Transmission and Storage segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	1,357	1,265
Amortization, depreciation and provisions	(344)	(331)
Operating income	1,013	934

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations— Non-GAAP Measure Adjusted Operating Income.”

Distribution — France Segment

Distribution — France: Revenues

The Distribution — France segment’s revenues fell by 4.0% compared with 2005, to €3,289 million in 2006 from €3,426 million in 2005. The decrease in revenues was primarily due to the application of IFRIC 12 for concession contracts, whereby additional sales of €384 million were posted in Distribution France in 2006, versus €475 million in 2005.

Moreover in 2006, which experienced a particularly mild autumn, 327.3 TWh of natural gas were transported in the Distribution network, compared to 337.4 TWh in 2005.

Distribution — France: Operating Income and adjusted operating income

Operating income fell to €726 million in 2006 representing a decrease of 19.3%, compared with an operating income of €900 million in 2005. This significant decrease is mainly due to a return to a normal level of allowances for the renewal provision in 2006.

Adjusted operating income grew to €1,412 million in 2006 from €1,358 million in 2005, an increase of 4.0%, despite the unfavorable climate conditions. This increase is primarily due to the one-time contribution of €28 million by the Company to the employee compensation programs in 2005, in conjunction with the Company’s initial public offering.

The table below presents a reconciliation of adjusted operating income to operating income for the Distribution — France segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	1,412	1,358
Amortization, depreciation and provisions**	(686)	(458)
Operating income	726	900

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

**	Amortization, depreciation and provisions excluding utilization of provision for replacement costs.

Transmission — Distribution — International Segment

Transmission — Distribution — International: Revenues

The Transmission — Distribution — International segment generated revenues of €5,178 million in 2006, an increase of 41.1% compared with revenues of €3,669 million in 2005.

This increase in revenues is primarily due to external growth following the acquisition of Distrigaz Sud on May 31, 2005, and SPE on October 1, 2005. On a constant scope of consolidation basis, net revenues grew by approximately 18%. In addition the increase in revenues also reflects consecutive price increases obtained since mid-2005 following an increase in the cost of supply.

Transmission — Distribution — International: Operating income and adjusted operating income

Operating income amounted to €348 million in 2006, an increase of 19.6% compared with 2005 operating income of €291 million (an increase of approximately 17%, on a constant scope of consolidation basis).

This increase resulted in part from the impact of non-recurring transactions in 2005. This included the reversal of impairments on assets in Mexican distribution subsidiaries as a consequence of an improving financial outlook.

Adjusted operating income grew by 31.4% in 2006, to €498 million in 2006 from €379 million in 2005. This change was due notably to price increases.

The table below presents a reconciliation of adjusted operating income to operating income for the Transmission — Distribution — International segment:

	Year ended December 31,
	2006	2005
	(in millions of euros)

Adjusted operating income*	498	379
Amortization, depreciation and provisions	(150)	(88)
Operating income	348	291

*	Adjusted operating income is a non-GAAP measure of operating performance. For more information, see “— Results of Operations — Non-GAAP Measure Adjusted Operating Income.”

Other items

Financial income (expenses)

Our net financial expenses, which are the sum of the line items “Net finance costs” and “Other financial income (expenses),” amounted to €357 million in 2006, compared with a net expense of €438 million in 2005, a decrease of 18.5%.

Net finance costs

For the year ended December 31, 2006, net finance costs, which includes debt interest and other finance costs, stood at €123 million, a €79 million decrease compared with December 31, 2005. In addition to favorable exchange rate fluctuations (resulting in a decrease in costs of €6 million), the decrease is also due to:

•	a €26 million drop in gross interest charges (€206 million in 2006 compared with €232 million in 2005), including a positive effect of €9 million from the renegotiation of a finance lease contract;

•	an increase in profits on cash equivalents and short term securities totaling €47 million (€73 million in 2006 versus €26 million in 2005), essentially due to profits on sales of investment fund holdings.

As at December 31, 2006, the average cost of our gross long-term financial debt was 5.2% (hedging included) as compared with 4.8% in 2005.

Other financial income (expenses)

Other financial income (expenses), which includes items not linked with financial debt, namely exchange rate fluctuations, gains and losses on financial instruments, dividends, net proceeds from sales of financial assets, unwinding cost of discounting etc., amounted to €234 million (an expense) for the year ended December 31, 2006 compared with an expense of €236 million in 2005. The main items accounted for during the period relate to unwinding expenses of the discount on replacement and site restoration provisions, pension-related adjustments (unwinding expenses of the discount and expected return on plan assets), dividends received from non-consolidated subsidiaries, as well as net proceeds from the disposal of Technip securities.

Share of income in companies accounted for by the equity method

The share of income from equity affiliates fell slightly to €176 million, compared with €189 million in 2005 representing a decrease of 6.9%.

Corporate income tax

In 2006, we recorded charges of €1,104 million for corporate income taxes compared with €794 million in 2005. This change mainly resulted from increased income before tax between the two periods. The effective tax rate as at December 31, 2006 was 33.96% as compared with 33.93% on December 31, 2005.

Consolidated net income

Our net income (excluding minority interests) amounted to €2,298 million in 2006, an increase of 29.0%, compared with net income of €1,782 million in 2005.

Liquidity and Capital Resources

Overview

We have the ability to generate adequate cash flows on both a long-term and short-term basis due to our strong and recurring cash flows from operations, in particular our Infrastructures division’s activity. Moreover, recent investments in our core business should strengthen this trend.

Historical Cash Flows

The table below sets forth our consolidated cash flows for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

Cash flow from operating activities	4,778	3,066	2,788
Cash flow relating to investing activities	(2,623)	(2,174)	(2,110)
Cash flow relating to/(from) financing activities	(1,403)	(566)	299

Cash flow from operating activities

Our cash flow from operating activities (before financial costs) amounted to €4,778 million as of December 31, 2007, compared with €3,066 million as of December 31, 2006, and €2,788 million as of December 31, 2005.

Taxes paid in 2007 amounted to €1,111 million, compared to €1,348 million in 2006 and €562 million in 2005.

In 2007, our working capital requirements decreased by €232 million, despite the cold weather experienced over the fourth quarter, reflecting a decrease in volumes stored, an increase of customer receivables due to the high level of sales during the last quarter (cold weather), and an increase in the cost of supplies.

In 2006, our working capital requirements increased by €410 million, reflecting the strong growth in operations and an increase in volumes stored, generated both by a volume effect because of the mild weather conditions at year end and the increase cost of supplies.

Cash flow relating to investment activities

Total uses of cash in investment activities amounted to €3,051 million in 2007, as compared with €3,216 million in 2006 and €2,683 million in 2005. Cash flows used in acquisitions (net of acquired cash and cash equivalents) amounted to €275 million in 2007, as compared with €487 million in 2006 and €674 million in 2005.

•	In 2007, the cash was primarily used for the purposes of the acquisition of Erelia, Eolienne de la Haute-Lys, exploration blocks through GDF Britain, a 59% interest in Depomures (Romanian storage operator), the purchase of an additional 20% interest in Energie Investimenti (Italy) and some acquisitions in Italy through Cofatech.

•	In 2006, these acquisitions related primarily to the reorganization of the interests in the Italian division and the acquisition of a 49% interest in Maïa Eolis.

•	In 2005, the cash was primarily used for the purposes of the acquisition of the Romanian company Distrigaz Sud, the acquisition of a 25.5% interest in the Belgian group SPE, the purchase of minority interests in CFM in connection with the winding-up of our cross-holdings with Total, as well as the acquisition of an additional 39% equity interest in the Savelys group’s capital, bringing our share to 59%.

Capital expenditures (including replacement costs of €247 million in 2007 and investments financed by finance leases in the amount of €11 million in 2007) represented €2,869 million in 2007 as compared with €2,647 million in 2006 and €2,038 million in 2005. See “— Capital expenditure.”

Other investments amounted to €165 million in 2007, as compared with €519 million in 2006 and €226 million in 2005. In 2007, these investments related primarily to loans to customers to finance facilities.

Total cash flow from proceeds amounted to €428 million in 2007, as compared with €1,042 million in 2006 and €573 million in 2005.

•	In 2007, proceeds from sales of assets amounted to €196 million, and related primarily to disposals of assets from the Exploration and Production segment (Cavendish field), assets from the Services segment (sale of ADF), real estate and a business in Italy.

•	In 2006, proceeds from sales of assets amounted to €935 million, and related primarily to the sales of the securities held in KGM, Distrigaz Sud (10%) and Technip, as well as the accounting affects of the reorganization of the Italian investments.

•	In 2005, proceeds from the sale of assets amounted to €479 million and related primarily to the disposals of assets in the winding-up of the cross-holdings with Total, as well as the sale of a portion of Technip group’s securities.

Cash flow relating to/(from) financing activities

Total uses of cash flows in financing activities amounted to €1,403 million in 2007, compared with €566 million in 2006 and with a net cash inflow in the amount of €299 million in 2005.

•	In 2007, the cash flows primarily reflect dividends paid in the amount of €1,094 million, repayments of loans in the amount of €1,132 million and subscription to new borrowings in the amount of €903 million.

•	In 2006, the cash flows primarily reflect dividends paid in the amount of €669 million, repayments of loans in the amount of €619 million and subscription to new borrowings in the amount of €892 million.

•	In 2005, the cash inflows primarily reflect the capital increase and additional paid-in capital in the amount of €1,869 million, subscription to new borrowings in the amount of €1,297 million, repayments of loans in the amount of €2,124 million and dividends paid in the amount of €420 million.

Dividends paid in 2007 amounted to €1,094 million, of which €1,082 million were paid by Gaz de France and €12 million of dividends were paid to minority shareholders of fully consolidated subsidiaries. In 2006 and 2005, total dividends paid amounted to €669 million and €420 million, respectively, of which €1 million and €2 million, respectively, were paid to minority shareholders.

At the combined general meeting on May 23, 2007, our shareholders authorized our board of directors to buy back Gaz de France shares representing up to 5% of our share capital. The maximum buyback price set by the general meeting represents €50 per share, excluding acquisition costs.

At the board of directors meeting held on December 19, 2007, our board of directors decided to implement a program to buy back Gaz de France shares for the purposes of subsequently cancelling them. This program was capped at 24,500,000 shares, representing approximately 2.5% of our share capital, and could represent up to €1,225 million, excluding acquisition costs. This share buy-back program, launched in January 2008, will end on November 23, 2008, at the latest.

On June 4, 2008, the number of shares repurchased for cancellation amounted to 20.88 million shares for a total of €827.59 million.

Capital Expenditure

Capital expenditures on property, plant, equipment and concession assets totaled €2,869 million in 2007 as compared with €2,647 million in 2006 and €2,038 million in 2005. The table below sets forth an analysis by segment of the capital expenditures for the group on property, plant and equipment for the periods indicated.

	Year ended December 31,
Investments(1)	2007	2006	2005
	(in millions of euros)

Energy Supply and Services Division
Exploration — Production	689	622	533
Purchase and Sale of Energy	391	382	76
Services	43	35	33
Infrastructures Division
Transmission and Storage	796	629	451
Distribution — France	724	787	793
Transmission — Distribution — International	184	168	122
Eliminations, other, and non-allocated items	42	24	30
Total Group	2,869	2,647	2,038

(1)	Capital expenditures, including replacement costs, exploration expenses, and lease-financing investments

Exploration — Production Segment

Capital expenditures in the Exploration — Production segment (exploration activity included) amounted to €689 million for 2007, compared to €622 million in 2006 and €533 million in 2005. Technical investments (exploration activity excluded) amounted to €538 million for 2007, compared to €479 million in 2006 and €419 million in 2005.

•	In 2007, the increase in investments is related to the development of new fields, primarily in Norway and The Netherlands. The breakdown of these investments is as follows (exploration activity excluded): 60% in Norway, 19% in The Netherlands, 11% in Germany, 9% in the United Kingdom and 2% in other regions.

•	In 2006, the increase in capital expenditure is related to the development of new fields mainly in the UK and in Norway. Norway accounted for 50% of capital expenditure, The Netherlands for 16%, the UK for 16%, Germany for 8%, Mauritania and Algeria for 5%.

•	In 2005, expenditures related to the development of new fields put into production at the end of 2005 and at the beginning of 2006, primarily in the United Kingdom and in The Netherlands, and also to sustained exploration efforts. The breakdown of these investments is as follows: 41% in Norway, 28% in The Netherlands, 16% in the United Kingdom, 10% in Germany and 5% in Algeria.

Exploration expenses amounted to €151 million (including exploration costs directly charged to expense and amounting to €59 million in 2007), compared to €143 million in 2006 and €114 million in 2005.

•	2007 was marked by eight successfully drilled wells out of 13. The discoveries were made in Norway (4), The Netherlands (2) the United Kingdom (1) and Ivory Coast (1).

•	2006 was marked by eight successfully drilled wells out of 15. The discoveries were made in the United Kingdom (3), Norway (3), Germany (1) and Mauritania (1).

•	In 2005, 13 wells were drilled during the year, 11 of which with success. The discoveries were made in the United Kingdom (4), The Netherlands (3), Norway (1), Germany (1) and in Algeria (2 appraisal wells).

Purchase and Sale of Energy Segment

In 2007, capital expenditures for the Purchase and Sale of Energy segment amounted to €391 million, compared to €382 million in 2006 and €76 million in 2005.

•	In 2007, this level of investment primarily reflects expenses incurred for the construction of the gas tanker Gaselys, the construction of the combined-cycle plant at Fos sur Mer (Cycofos), and the implementation of new information systems to manage the 11 million customers, notably within the framework of the market deregulation on July 1, 2007.

•	In 2006, the increase in capital expenditure was mainly due to expenses allocated for the construction of the Gaz de France EnergY LNG tanker, the construction of combined cycle power plants at Fos sur Mer (Cycofos) and the implementation of new IT systems in the context of preparations for the opening up of markets on July 1, 2007.

•	In 2005, capital expenditures included, in particular, €20 million tied to the development of a new information system in anticipation of the complete opening of the individual household market in France.

Services Segment

Capital expenditure for the Services segment amounted to €43 million during 2007, including replacement costs, compared to €35 million during 2006 and €33 million in 2005.

•	In 2007, the increase was primarily linked to the startup of the Cancéropole project in Toulouse, the Public-Private Partnership with Roanne Hospital, and, to a lesser extent, the implementation of SAP in Italy.

•	In 2006, major capital expenditures were related to new utility management contracts in industrial sites and the development of the cooling system in Paris.

•	In 2005, investments made primarily related to the district heating and cooling networks in France.

Transmission and Storage Segment

Capital expenditure for the Transmission and Storage segment amounted to €796 million during 2007, compared with €629 million in 2006 and €451 million in 2005.

•	In 2007, the increase in capital expenditure compared to 2006 was primarily due to increased investment in the transmission network, particularly with respect to the North, East and West balance zones scheduled in 2009 and for the expansion of storage facilities in the United Kingdom.

•	In 2006, the increase in capital expenditure was due to the fluidification investment program implemented by GRTgaz with the view to merge North, East and West balancing zones (expected for 2009), and by continuing construction of Fos Cavaou LNG terminal.

•	2005 was marked by the construction of the Fos-Cavaou LNG terminal, for which construction was launched in the second half of 2004.

Distribution — France Segment

Capital expenditure for the Distribution — France segment was €724 million in 2007, compared to €787 million in 2006 and €793 million in 2005.

•	In 2007, 39% of investments were made within the framework of industrial safety, including the program for reduction of gray cast iron pipes, completed as at December 31, 2007. To carry on efforts deployed in 2006, where nearly half of capital expenditures were allocated to develop the network through the “one million new heating customers” program, 350 km of network extensions were connected in 2007 (34% of investments). Gaz de France won over 170,200 new heating customers since the start of the program, bringing the total to more than 936,300 at the end of 2007. We achieved our goal of “one million new heating customers” at the start of 2008.

•	In 2006, expenditures were primarily in relation to the development of the network, reabsorbing grey cast iron pipelines and adapting the IT system, in particular within the scope of preparing for market deregulation planned for July 1, 2007. 966 kilometers of grey cast iron pipelines were thus reabsorbed in 2006 (24% of capital expenditures), while the target was 800 kilometers. At December 31, 2006, there remained only 153 kilometers of pipelines to reabsorb. 1,230 kilometers of extensions were connected to the network and, therefore, Gaz de France won nearly 210,000 new customers, bringing to 816,135, as at December 31, 2006, the total number of new customers since the start of the “one million new heating customers” program.

•	In 2005, 22.7% of capital expenditures were devoted to the absorption of gray cast iron pipelines. 54.6% of capital expenditures were devoted to the development of the network in the context of the goal to acquire “one million new heating customers”: 2,250 kilometers of network extensions were put in place and more than 243,000 new heating customers were acquired by Gaz de France, bringing to 606,343, as at December 31, 2005, the total number of new heating customers acquired since the beginning of the “one million new heating customers” project.

Transmission — Distribution — International Segment

Capital expenditures for the Transmission — Distribution — International segment totalled €184 million for 2007, versus €168 million for 2006 and €122 million for 2005.

•	In 2007, capital expenditures included €89 million in equipment expenditures incurred by Distrigaz Sud in Romania and €33 million by SPP in Slovakia.

•	The increase noted in 2006 reflects efforts to modernize the networks, notably within the Romanian subsidiary Distrigaz Sud, which alone represents 44% of capital expenditures for the period.

•	In 2005, capital expenditures for the Transmission and Distribution — International segment included €44 million incurred by Distrigaz Sud and €4 million incurred by SPE. These two entities were added to the scope of consolidation in 2005.

Sources of Financing

The table below presents a reconciliation of net financial indebtedness to financial debt at the Group level (including irredeemable securities, amortized cost and excluding hedging):

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

Financial debt	5,321	5,404	4,489
Irredeemable securities	624	624	623
Cash and cash equivalents and investments in short term securities	(3,211)	(2,556)	(2,142)
Net financial indebtedness	2,734	3,472	2,970

The table below sets forth an analysis of the debt (including irredeemable securities, amortized cost and excluding hedging)/equity ratio for the Group for the periods indicated.

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

Net financial indebtedness (including irredeemable securities)	2,734	3,472	2,970
Shareholders’ equity	18,501	16,663	14,782
Debt/equity ratio	14.8	20.8	20.1

Shareholders’ equity totaled €18,501 million at December 31, 2007, representing an increase of €1,838 million compared to 2006. The number of shares outstanding at year-end 2007 was 983,871,988, including 1,530,000 shares held as treasury stock.

As of December 31, 2007, the Group’s net financial indebtedness (including irredeemable securities, amortized cost and excluding hedging), after dividends paid, stood at €2,734 million (14.8% of shareholders’ equity), compared with €3,472 million at December 31, 2006, down by €738 million. (We define “net financial indebtedness” as financial debt (current and non-current), plus irredeemable securities, less cash and cash equivalents and investments in short term securities.). In 2007, no significant financing operation was realized.

•	As of December 31, 2007, gross financial debt (including irredeemable securities, amortized cost and excluding hedging) amounted to €5,945 million. The average cost of our gross long-term financial debt was, hedging included, 5.1% in 2007. 77% of gross debt was long-term and 47% was fixed-rate before taking hedges into account. After hedging, the fixed-rate portion of gross financial debt amounted to 70%. Gross financial debt was mainly borne by Gaz de France S.A. and 94% of the gross debt was denominated in euros.

•	Dividends paid in 2007 amounted to €1,094 million, of which €1082 million were paid by Gaz de France and €12 million were paid to minority shareholders of fully consolidated subsidiaries.

Our net financial indebtedness as of December 31, 2006 (including irredeemable securities, amortized cost and excluding hedging), after dividends paid, stood at €3,472 million (20.8% of shareholders’ equity), compared with €2,970 million as of December 31, 2005, an increase of €502 million.

•	Gross financial debt (including irredeemable securities, amortized cost and excluding hedging) amounted to €6,028 million as of December 31, 2006 as compared with €5,112 million as at December 31, 2005. The average cost of our gross long-term financial debt was, hedging included, 5.2% in 2006. 76% of our gross financial debt was long term and 50% was fixed rate before taking hedges into account. After hedging, the fixed rate portion of gross financial debt amounted to 66%. Gross financial debt was mainly borne by the parent company (for 62%) and was 93% denominated in euros.

•	Dividends paid in 2006 amounted to €669 million, of which €1 million were paid to minority shareholders of fully consolidated subsidiaries.

Analysis of financial debt by maturity and interest rate, including irredeemable securities, amortized cost and before accounting for financial hedges

The table below presents the maturity schedule of our gross financial debt (hedging excluded) as at December 31, 2007.

	12/31/2007							12/31/2006	12/31/2005
				Used	Finance	Other
		Bank	Bank	lines of	lease	financial
	Bonds	overdrafts	loans	credit	commitments	debt	Total	Total	Total
	(in millions of euros)

Maturities of less than one year	—	665	234	87	134	235	1,355	1,461	1,165
Maturities between one and two years	18	—	108	3	80	20	229	331	237
Maturities between two and three years	—	—	140	1	123	19	283	219	227
Maturities between three and four years	—	—	77	1	67	9	154	232	171
Maturities between four and five years	—	—	101	12	183	8	304	167	201
Maturities of greater than five years	1,986	—	650	44	231	709	3,620	3,618	3,111
Total Gross Debt	2,004	665	1,310	148	818	1,000	5,945	6,028	5,112

	As at December 31,		As at December 31,		As at December 31,
	2007		2006		2005
	Book value	%	Book value	%	Book value	%
	(in millions of euros, except percentages)

Before accounting for financial hedges Fixed rate	2,810	47	3,044	50	2,891	57
Floating rate	3,135	53	2,984	50	2,221	43
Total financial debt	5,945	100	6,028	100	5,112	100
After accounting for financial hedges Fixed rate	4,178	70	3,995	66	3,030	59
Floating rate	1,767	30	2,033	34	2,082	41
Total financial debt	5,945	100	6,028	100	5,112	100

We believe that we have the ability to access the cash necessary to meet our debts as they mature. This statement is based on the level of cash and cash equivalents as of December 31, 2007 (€2,973 million), our short-term financing programs (in amounts of €1.25 billion and $1 billion), our syndicated credit line of €3 billion and our strong cash flow generation. In addition:

•	as of December 31, 2007, only our treasury bill program was drawn in the amount of €200 million out of the €1.25 billion program;

•	all other short-term financing facilities were undrawn and therefore fully available;

•	we do not have restrictions on the use of our capital, which could materially effect, directly or indirectly, our operations;

•	there are no significant restrictions on subsidiaries to transfer funds to the parent in the form of cash dividends, loans and advances which could materially affect our liquidity; and

•	Gaz de France operates a centralized cash management system with its majority-owned subsidiaries (the “cash pooling” system). The entities involved in this cash management system benefit from their ultimate parent’s cash management experience through the central treasury department of Gaz de France and enhanced controls. Either through manual or automatic transfers, the subsidiaries of Gaz de France maintain minimum cash on their bank accounts. On the other hand, their financing needs are covered using intercompany borrowings from their ultimate parent. At the Group level, the cash pooling system allows Gaz de France to reduce its net debt and cash positions in the aggregate, and to reduce local credit or deposit interest rates spreads. The entities involved in the cash pooling system benefit from the lower financing cost as a result of the credit rating of Gaz de France.

Between December 31, 2007 and March 31, 2008, our cash, cash equivalents and short-term investments have increased by €725 million to €3,936 million, our equity level has increased by €667 million to €18,620 million, and our debt level has decreased by €1,081 million to €1,653 million.

Since March 31, 2008, Gaz de France paid dividends on May 27, 2008 for an amount of €1,215 million, repurchased 11.5 million shares at a cost of €487 million and purchased 50% of the outstanding shares of Teesside Power at a cost of €126 million. Given the forgoing, at the date hereof, we believe that our consolidated net working capital is sufficient to meet our obligations over the course of the next 12 months.

Analysis of financial debt by currency, including irredeemable securities, amortized cost and before accounting for financial hedges

The table below sets out our gross financial debt by currency (hedging excluded) as of December 31, 2007.

	Gross Financial	% of Debt in the
	Debt	Currency
	(In millions of euros, except percentages)

Euro (EUR)	5,598	94%
U.S. Dollar (USD)	174	3%
Yen (JPY)	18	0%
Pounds sterling (GBP)	28	1%
Other	127	2%
Total financial debt	5,945	100%

Debt denominated in foreign currencies amounted to 6% of gross financial debt at December 31, 2007 (7% at December 31, 2006 and 10% at December 31, 2005) and was partly hedged, although the hedges did not qualify for hedge accounting according to IAS 39. Gaz de France swapped into euros its two private bond issues in yens (JPY), which totaled €18 million as of December 31, 2007 (€19 million as of December 31, 2006 and €58 million as of December 31, 2005).

Analysis of financial debt by category, including irredeemable securities, amortized cost and before accounting for financial hedges

The table below sets out the breakdown of gross financial debt by category:

	Value as at	Coupon/		Value as at	Value as at
	12/31/2007	Reference		12/31/2006	12/31/2005
	(in millions of euros, except percentages)

Bonds	2,004			2,004	2,070
Public issues.
€1,250 million maturing 2013	1,243	4.75%		1,242	1,237
€750 million maturing 2018	742	5.125%		741	743
Private issues.
€30 million maturing 2006					30
JPY 5,000 million maturing 2006					36
JPY 3,000 million maturing 2009	18	0.66%		19	22
Other	1			2	2
Finance lease commitments	818			817	778
Bank loans and other financial debt	2,499	various	(1)	2,583	1,641
Bank loans	1,310			1,286	845
Credit lines	148			57	33
Bank overdraft	665			679	690
Commercial paper	200			410	1
Miscellaneous	176			151	72
Financial debt (sub total)	5,321			5,404	4,489
Irredeemable securities	624	4.3285	%(2)	624	623
Total financial debt	5,945			6,028	5,112
Current portion	1,355			1,461	1,165
Non-current portion	4,590			4,567	3,947

(1)	Aggregation of a number of items at group and subsidiaries level.

(2)	After hedging

Long term financial debt includes bonds, finance lease commitments, bank loans and other financial debt and irredeemable securities (current and non-current portions). The estimated average interest rate on long term financial debt was, hedging included, in the range of 5.1%.

Bonds

In February 2003, we issued €2 billion of bonds under an EMTN program set up in October 2002. This issuance consisted of two long-term, fixed rate tranches, one for €1,250 million with a maturity of 10-year and a 4.75% fixed coupon and the other for €750 million with a 15-year maturity and a 5.125% fixed coupon. This issuance, supplemented in December 2003 and March 2004 by private placements of €87 million (including a private placement denominated in yen for an amount of ¥3 billion), provided us with the financial flexibility of an extended debt maturity profile.

In 2006, we entered into a swap agreement to convert part of our 5.125% fixed-rated bond maturing in February 2018 into variable rate bond with the same maturity. This swap is eligible for fair-value hedging for a nominal amount of €80 million, covered by an economic counter-hedge based on a notional cap covering the Group against an increase in interest rates above a fixed rate of 3.230%.

The Japanese yen-based private placement for a nominal amount of €18 million (3 billion yen) is covered by a euro-yen cross-currency swap against the 3-month Euribor, which, while not eligible for hedge accounting under IFRS, nevertheless represents an economic hedge.

Finance lease commitments

Finance lease liabilities totaled €818 million at December 31, 2007, up €1 million compared with December 31, 2006.

At December 31, 2007, finance lease liabilities primarily concerned:

•	a German subsidiary’s distribution and storage facilities for €300 million;

•	three LNG tankers for €244 million;

•	various real estate leases for €117 million; and

•	borrowings taken out to acquire technical facilities.

Bank loans and other financial debt

Bank loans amounted to €1,310 million as of December 31, 2007, compared to €1,286 million and €845 million as of December 31, 2006 and 2005, respectively. Certain bank borrowings or financing facilities for Group subsidiary projects may include financial covenants. All of these clauses were respected at December 31, 2007. For more information, see Note 20.1.2. Liquidity Risk to our consolidated financial statements included elsewhere in this prospectus.

On February 18, 2005, we signed a €3 billion multi-currency revolving syndicated credit facility, which has a seven year maturity (February 2012). This credit facility is intended to finance the Group’s general business needs and support its short-term financing program. At December 31, 2007, it was not being used. The other lines of credit used amounted to €148 million.

We also have short-term financing programs through a €1.25 billion French commercial paper (billets de trésorerie) program and a $1 billion US dollar global Euro Commercial Paper and U.S. Commercial Paper program. As of December 31, 2007, €200 million were withdrawn on the treasury bills facility program.

The Group has taken out fixed payer/floating receiver interest rate swaps to convert medium- and long-term debt from floating to fixed rates. The total coverage for these borrowings at December 31, 2007 amounted to €949 million as follows:

•	a total notional amount of €699 million on cash-flow hedging rate swaps; and

•	a notional amount of €250 million on rate swaps that were initially rated as cash-flow hedging, but for which the hedge accounting criteria under IFRS have not been complied with since the fourth quarter of 2007 on account of the high level of volatility on the rate and credit markets. The impact of these assets no longer qualifying as cash-flow hedging on the income statement is not significant at December 31, 2007.

Lastly, we have taken out short-term rate swaps (around three months) for the rate risk on our short-term cash management operations (investments in certificates of deposit or commercial paper issues). These include:

•	fixed-rate payer/floating-rate receiver swaps for a notional amount of €50 million; and

•	floating-rate payer/fixed-rate receiver swaps for a notional amount of €144 million.

Irredeemable securities

We issued irredeemable securities (titres participatifs) in 1985 and 1986 in two tranches, A and B. As of December 31, 2007 only Tranche A was outstanding for a total par value of €480 million, Tranche B having been repaid in full. They are recorded in the balance sheet for a value of €624 million under IFRS using the amortized cost method.

•	Since August 1992, we have the option to call these securities at our discretion, in whole or in part, at a price equal to 130% of their nominal value.

•	The coupon on the securities is set on an annual basis in October, and comprises a fixed component based on the French average long term government bond rates (“TMO” or Taux Moyen Obligataire) and a variable component linked to the Group’s added value.

•	The coupon can not be less than 85% of the TMO, nor can it exceed 130% of the TMO.

On January 23, 2006, we entered into an interest rate risk hedging transaction with a financial institution with respect to the coupons of our irredeemable securities. This arrangement consists of a swap maturing on October 15, 2035, in a notional amount of €480 million, comprising two successive periods:

•	until October 15, 2015, with a coefficient multiplier of 130% of the notional amount mentioned above, and

•	of 100% thereafter and until the maturity date.

We receive a variable rate equal to the annual average of the ten-year CMS rate (Constant Maturity Swap) in euros and pay a fixed, all-inclusive rate (including expenses and bank commissions linked to the transaction) of 4.3285%. The ten-year CMS rate has been chosen for its correlation with the TMO reference used to determine the coupon. The CMS rate also offers greater market liquidity and is more likely to be available throughout the duration of the hedge.

Group ratings

Since December 31, 2005, our long-term debt has been rated Aa1 and AA- by Standard & Poor’s and Moody’s, respectively.

Fitch, which rates us on an unsolicited basis, has assigned an AA rating to our senior long-term debt. On February 16, 2006, Fitch announced a change in its rating method for energy and utilities companies which led to an upgrade of our senior long-term debt from AA to AA+.

On February 27, 2006, following the announcement of the proposed merger between Gaz de France and Suez, Moody’s placed the long-term rating on review for potential downgrade and Standard & Poor’s placed us on credit watch with potentially negative implications. On March 6, 2006, Fitch placed this rating on watch “evolving.”

Our short-term ratings have been confirmed at the highest levels, i.e. A-1+ at Standard & Poor’s and P-1 at Moody’s.

Research and Development, Patents and Licenses

Research and development plays an important role in our strategy for the future and the optimization of our operations. Its role is both to clarify the future, by contributing to our long-term vision, and also to provide competitive advantages for our different business activities, within the context of sustainable development. Our research and development activities are primarily focused on four priorities: security, economic performance (for both itself and its customers), developing competitive advantages for our sales activities and preparing for the future in the context of sustainable development. For a detailed description of our research and development policies, see “Business of Gaz de France — Research and Development.”

In 2007, our gross expenditures on research and development amounted to approximately €86 million (€84 million and €73 million at December 31, 2006 and 2005, respectively). These expenditures are presented in the context of a three-year research plan, which covers the 2005-2007 periods.

These expenditures are stable compared to the previous three-year plan for 2002-2004 for which gross expenditures on research and development were €80 million.

We hold approximately 1,300 patents and, as a result of our research and development activities, are constantly filing new patents. Thus, 10 patents were filed in France and 22 patents were filed outside France in 2007. We protect all prototypes resulting from our research and development activities. Certain partnerships generate research results, which are held jointly. We grant licenses to third parties covering internally developed technologies. We also hold intellectual property rights in the form of other trademarks, technological processes and software. For more information on our intellectual property, see “Business of Gaz de France — Intellectual Property.”

Off-Balance Sheet Arrangements

Financial Commitments

Arrangements and options on equity interests

The Group entered simultaneous sale and purchase options on shares with the current shareholders of two Italian gas distribution companies (Arcalgas and Italcogim). These options could be exercised until 2007 for a total of €400 million. They were exercised in 2006 in conjunction with the reorganization of the Group’s operations in Italy, leading to the creation of:

•	A joint venture that was 60%-owned by Camfin Spa and 40% by Gaz de France, to which the marketing operations of Arcalgas and Italcogim have been transferred. Pursuant to the joint-venture agreement, Gaz de France had a right to call 20% of Camfin’s equity interest at a price between 100% and 115% of the initial purchase price of the 20% interest over certain time periods. Camfin had the right to put 20% of its interest to Gaz de France at a price restricted to the same floor and cap as noted above. In September 2007, Gaz de France acquired 20% of Camfin’s equity interest.

•	A joint venture with the Covati family, to which the distribution operations of Arcalgas and Italcogim have been transferred. Gaz de France has the right to call the Covati Family’s 25.5% interest at a fixed price of €134 million. The Covati Family has the right to put its interest to Gaz de France from the expiration of the call period. An additional 4% interest in the joint venture can be acquired by the Group through other combined option contracts with a subsidiary of Camfin Spa.

The Group has also concluded various combinations of option contracts to buy/sell with its partner on the 49% of Gaselys shares that it does not own. The amounts of cash to be paid out if the Group decides to exercise its purchase options or if the partner decides to exercise its option to sell these securities are estimated at €217 million at December 31, 2007 (€168 million at December 31, 2006). These options cannot be exercised immediately.

The Group is committed to subscribe to future capital increases for €17 million. The Group has also made a commitment to acquire 100% of two companies owning seven cogeneration plants in Italy for an overall investment of €226 million. With one of the stakeholders having exercised their right of first refusal, the Group acquired six cogeneration plants in April 2008.

Other financial commitments

Commitments that we have granted to banks and our consolidated subsidiaries, as a guarantee for loans raised by some consolidated subsidiaries, are eliminated from consolidated commitments.

		Of which at	Of which	Of which
		less than a	from one to	beyond five
	12/31/2007	year	five years	years	12/31/2006	12/31/2005
	(in millions of euros)

Commitments Granted:
Guarantees and endorsements	622	95	232	295	619	341
Market counter-guarantee endorsements	145	—	145	—	3	25
Pledge, mortgage and collaterals	72	2	24	46	9	9
Performance bonds	331	110	182	39	282	307
Other commitments granted	2	—	2	—	1	9
Total	1,172	207	585	380	914	691
Commitments Received:
Lines of credit	3,477	225	182	3,070	3,387	3,424
Total	3,477	225	182	3,070	3,387	3,424

Investment commitments

The table below sets out the Group’s investment and other commitments as at December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(in millions of euros)

Capital expenditure commitments	2,247	1,217	1,649
Operating leases	190	184	142
Other	4	74	54
Total	2,441	1,475	1,845

Capital expenditure commitments amounted to €2,247 million primarily relating to:

•	€89 million for the completion of the construction of the Fos Cavaou LNG terminal;

•	€407 million for work to build plants that are scheduled to be brought into service in 2008; and

•	€1,170 million for capital expenditure commitments on the Exploration and Production segment (including €706 million for 2008 and 2009).

•	An incident occurred on February 12, 2008 during pre-commissioning tests on the Fos-Cavaou terminal, constructed by the Sofregaz — Saipem — Tecnimont consortium. The commissioning of the terminal that had been planned for the second half of 2008 was postponed to the first half of 2009.

Commodity commitments

We have not provided the amounts in euros relating to long term natural gas purchase commitments under long-term supply contracts because management considers that the long-term commitments made under these agreements relate primarily to quantities. These contracts provide for mechanisms that ensure that prices reflect current market conditions. In effect, prices are indexed to oil and oil products, and may be contractually renegotiated every two, three or five years, or, in some cases, upon the occurrence of certain events.

Further, these supply contracts extend over long periods (20 to 25 years) to secure the long-term supply of natural gas for delivery to Gaz de France customers. In the absence of an active and liquid market for natural gas products of a sufficient size in continental Europe that would allow for a valuation of these purchase commitments, such measurement would require management to estimate the evolution of indices (such as oil and oil products prices), underlying conditions (such as the economic and political situation of oil-producing countries) and other relevant factors over the remaining term of each of the commitments.

Management believes that the uncertainty inherent in such estimates due to the extended period of time over which they would have to be made (up to 20 to 25 years) and the specific nature of the assumptions required, would materially undermine the usefulness and reliability of any such estimate.

Natural gas and electricity commitments

Gas supplies in Europe are based primarily on long-term “take-or-pay” contracts. These long-term commitments make it possible to finance expensive production and transmission infrastructures. Under these contracts, the seller makes a long-term commitment to serve the buyer, subject to a commitment by the latter to pay minimum quantities whether it takes delivery of them or not. These commitments are combined with backup measures (force majeure) and flexible volumes making it possible to manage any uncertainties (primarily climatic) affecting demand, as well as technical uncertainties.

In order to secure the availability in future years of the gas quantities required to supply our customers, we use a high proportion (around 80% of our supply portfolio) of this type of contract.

The competitiveness of these contracts is secured by way of indexed price adjustment formulas and revision mechanisms. Most of the Group’s gas procurement is negotiated through such contracts. At December 31, 2007, the Group’s commitments totaled 45 billion m3 for 2008, 172 billion m3 for the period from 2009 to 2011, and 471 billion m3 for 2011 and beyond.

Further, we entered into forward natural gas purchases and sales contracts, primarily maturing under one year, in connection with our trading activity: gas purchases and sales on the short-term market and offers with price engineering for industrial clients.

At December 31, 2007, our commitments represented 6.3 billion m3 of forward purchases contracts and 1.5 billion m3 of forward sales contracts.

At the request of the Directorate General of Competition of the European Commission and of the Commission for Energy Regulation, Gaz de France implemented a program of gas release on the gas exchange point of the Southern area of the transmission network in France. This gas release started in 2005 and regards 15 TWh per year during three years.

In order to meet its commitments to take delivery of determined volumes of gas, the Group was led to enter into contracts to book land and sea transport capacities and regasification facilities.

Moreover, subsidiaries in the Exploration and Production segment are committed to make minimum quantities of natural gas available to their customers. The corresponding commitment represented 18 billion m3 at December 31, 2007, including 4 billion m3 for less than one year.

Gaz de France’s trading activities include purchases and sales of electricity futures and purchases of electricity options. At December 31, 2007, Gaz de France’s commitments represented 18,5 TWh of forward purchases contracts, 4,2 TWh of forward sales contracts and 2,3 TWh of optional purchases.

The table below summarizes our natural gas and electricity commitments as of December 31, 2007, 2006 and 2005.

	As of December 31,
	2007	2006	2005
	(in billions of m3)
Natural gas
Long-term “take or pay” natural gas contracts
Within one year	45	47	51
From one year to four years	172	132	191
Four years and beyond	471	518	382
Gas release (in TWh)	11	25	38
Natural gas forward purchase contracts (billion m3)	6.3	1.2	2
Natural gas forward sale contracts (billion m3)	1.5	N.S.	N.S.
Electricity forward purchase contracts (TWh)	20.8	14.8	9.7
Of which, firm purchases	18.5	9.9	3.9
Of which, optional purchases	2.3	4.9	5.8
Electricity forward sale contracts (TWh)	4.2	1.1	2.1
Exploration — Production segment (billion m3)::
Natural gas provision commitments:	18	16	18
Of which at less than a year	4	3	4

Retirement and Other Employee Benefit Obligations

Retirement Obligations and Employee Benefits

Commitments are determined according to an actuarial methodology that is applied to all employees in the electricity and gas industry.

This projected unit credit method incorporates estimates of:

•	final pay, reflecting seniority, level of salary and career promotions;

•	age of retirement, determined on the basis of criteria that are characteristic of employees in the electricity and gas industry (such as years of active service, number of children for women);

•	the changes in the population of retired persons, based on mortality tables (provided by the French Bureau of Statistics) and on a turnover rate based on statistics for employees in the electricity and gas industry; and

•	payment of retirement benefits to surviving spouses, incorporating the life expectancy of employees and their spouses, and the percentage of married employees in the electricity and gas industry.

Commitments are calculated using the following principles:

•	they are evaluated on the basis of the rights vested as of the date of calculation, in the electricity and gas industry benefits program as well as the French public benefits program;

•	they are determined for all employees, both active and retired, who depend on the specific retirement program in place in the electricity and gas industry; and

•	they comprise the contribution to expenses for the management of CNIEG.

The discount rates used for the calculation of retirement obligation were as follows, 5.0% as of December 31, 2007, 4.25% as of December 31, 2006 and 2005, and 4.5% as of December 31, 2004.

Coverage of Retirement and Employee Benefit Obligations

The following additional benefits to active and retired employees are granted:

•	Long-term benefits:

–	allowances related to worker’s compensation and occupational safety;

–	disability allowances; and

–	length of service awards.

•	Post-employment benefits:

–	reduced energy prices;

–	a lump-sum payment at retirement;

–	end-of-career exceptional leaves;

–	immediate benefits in the event of death; and

–	partial reimbursement of educational costs.

The entity applies various discount rates to take into account the maturities of the benefits listed above, depending upon the type of commitment. Except for the commitments relating to the lump-sum payment at retirement and to exceptional leave benefits, other benefits are evaluated on the basis of a nominal discount rate which varies between 4.75% to 5.0% for as of December 31, 2007, and of 4.25% for 2006 and 2005. Commitments relating to lump sum payment at retirement and exceptional leave benefits are evaluated on the basis of the nominal discount rate of 4.5% for as of December 31, 2007, and 4.0% for 2006 and 2005.

Over the periods, the summary of these commitments are as follows:

	Retirement	Other employee	Aggregate of
Period	benefits	benefits	commitments
	(in millions of euros)

December 31, 2007	1,773	1,074	2,847
December 31, 2006	1,854	1,114	2,968
December 31, 2005	1,738	1,056	2,794

The Group’s retirement benefit obligations amounted to €1,773 million as of December 31, 2007 compared to €1,854 million as of December 31, 2006 and €1,738 million as of December 31, 2005. All of the other obligations relating to employee benefits are detailed in Note 17 to our 2007 IFRS consolidated financial statements included elsewhere in this prospectus. The aggregate amount of other employee benefit obligations was €1,074 million as of December 31, 2007 compared to €1,114 million as of December 31, 2006 and €1,056 million as of December 31, 2005.

Retirement obligations and other employee benefits are partly covered by provisions and insurance. As of December 31, 2007, plan assets amounted to an aggregate total of €2,084 million, compared to €2,021 million and €1,864 million as of December 31, 2006 and 2005 respectively. Net plan assets were €354 million as of December 31, 2007, compared to €195 million and €159 million as of December 31, 2006 and 2005, respectively.

Pension System Reform

In accordance with the “guidance document on the reform of special pension systems” issued by the French Ministry for Work, Labor Relations and Solidarity on October 10, 2007, the specific pension system for the gas and electricity industries was amended by Decree 2008-69 of January 22, 2008. This decree makes it possible to bring the system for these industries, further to a transition period, into line with the civil service system.

The amendments made will enter into force on July 1, 2008 and primarily concern:

•	the extension of the contribution period;

•	the implementation of a discount and premium mechanism; and

•	the conditions for increasing the value of pensions.

During the transition phase, the contribution period required to benefit from a full-rate pension, set up until now at 150 quarters, will gradually rise to 160 quarters by December 1, 2012. It will then change in line with the civil service system.

The discount involves applying a financial penalty for employees who have not achieved the service period required to qualify for a full-rate pension. Conversely, the premium results to an increase in pensions for employees who work beyond the age of 60 and for more than 160 quarters of insurance contributions, subject to certain conditions.

The increase in the value of pensions and invalidity benefits will be calculated, as of January 1, 2009, based on the consumer price index excluding tobacco.

In connection with the overhaul of the pension system, and in line with the principles set out by the guidance document, a first agreement was signed in parallel on January 29, 2008 for the gas and electricity industry branch. It notably provides for an increase in the national basic salary over 2008, applicable for both current and retired employees, as well as an adjustment to the compensation scale and amendment to end-of-career benefits. Other negotiations are continuing and other agreements may be signed over the next few months, notably with regard to factoring in the specific features of the various professions.

Figures for the entire reform, including the support measures, as well as its impact on the accounts of Gaz de France are currently being determined.

Contractual Obligations

The table below summarizes our contractual obligations, commercial commitments and principal maturity dates on a consolidated basis as of December 31, 2007.

	Payments due by period
		Less than	1 - 3	3 - 5	More than
	Total	one year	years	years	five years
	(In millions of euros)

As of December 31, 2007
Long-term debt	3,838	556	309	208	2,765
Finance lease commitments	1,032	177	287	287	281
Operating leases	190	29	41	25	95
Capital expenditure commitments	2,247	670	1,346	173	58
Interest payments(1)	1,723	157	269	290	1,007	(3)
Net scheduled obligations on interest rate swaps(2)	113	2	(1)	9	103
Other commitments	42	0	39	1	2
Total contractual obligations	9,185	1,591	2,290	993	4,311

(1)	Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31, 2007.

(2)	Scheduled interest payments of the variable leg of the swaps are computed on the rates in effect at December 31, 2007.

(3)	For irredeemable securities, there is no contractual repayment date for the principal or any interruption in interest flows. So as not to have to mention an infinite amount of interest for longer than five years, interest flows on irredeemable securities have been interrupted on an arbitrary basis over a sliding 30-year period.

The table above does not include obligations related to our pension and other employee benefit plans. Gaz de France has obligations in connection with pension plans that are detailed in Note 17 of the 2007 IFRS consolidated financial statements. At December 31, 2007, the Group has committed to pay €37,8 million of initiation fees (due and unpaid contributions) related to a multiemployer defined benefit plan in 2010, this is included in “Other commitments”.

Quantitative and Qualitative Disclosures about Market Risk

General Presentation

The centralization of our risk management is designed to establish a global risk management policy, with a Group-level approach. This permits the establishment of internal procedures within the Group to ensure the identification, quantification and management of risks (financial, industrial, human resources, etc.).

Our finance department is responsible for financial risk management, including interest rate, foreign exchange, credit and liquidity risks. This Group-level management allows for the efficient implementation of the financial risk management policy through the aggregation of risks, the management of the Group’s positions and concentration of trading in a single unit.

The consolidated management of counterparty risk and the consistency of management decisions are guaranteed by cross-division decision-making (i.e., the interest rate and foreign exchange committee and the credit committee).

The Group’s financial risk management policy aims at protecting it from risks which would be likely to have a material impact on its accounts, by promoting common management principles to the business units and subsidiaries, in France and abroad. This policy has two aims: to protect group earnings and to protect the economic value of its assets.

On-balance sheet information for long-term debt arrangements, investments and cash and cash equivalents for the year ended December 31, 2007 is as follows:

	At maturity December 31, 2007 Maturities of notional contract values
	Average
	Effective
	Interest								Fair
On Balance-Sheet Financial Instruments	Rate*	2008	2009	2010	2011	2012	>5 Years	Total	Value
	(in millions of euros, except percentages)

Assets
Equity Securities		238	—	—	—	—	—	238	238
Assets of financial affiliates		531	—	—	—	—	—	531	531
Cash equivalents		2,019	—	—	—	—	—	2,019	2,019
Cash		954	—	—	—	—	—	954	954
Liabilities
Borrowings & LT Debt	5.10%	1,355	229	283	154	304	3,620	5,945	5,926
Irredeemable securities		—	—	—	—	—	624	624	546
Bonds		—	18	—	—	—	1,986	2,004	2,063
Bank Loans		234	108	140	77	101	650	1,310	1,310
Finance lease commitments		134	80	123	67	183	231	818	818
Other financial debt		322	23	20	10	20	129	524	524
Bank overdrafts		665	—	—	—	—	—	665	665

*	Taking into account the effects of hedging

Interest Rate Risks

Interest rate risk management on net financial debt

The Group centralizes the cash requirements and surpluses of controlled subsidiaries and the majority of their external financing requirements, and applies, on its consolidated net debt position, a policy to optimize its financing costs and manage the impact of interest-rate changes on its financial income by using several types of financial instruments (interest rate options and swaps) in line with market conditions. In this way, the Group is able to keep a majority of its medium to long-term debt at fixed rates or swapped at fixed rates, while ensuring that the balance between the floating rate portion of its debt and its cash surpluses has a low level of exposure to any change in interest rates over the short term.

This policy makes it possible to very significantly limit the Group’s sensitivity to interest-rate volatility.

On January 23, 2006, Gaz de France hedged the interest rate risk on the return for its A category irredeemable securities with a financial institution, based on a swap maturing on October 15, 2035 for a notional amount of €480,128,216, covering two successive periods:

a)	Until October 15, 2015, with a multiplier coefficient of 130% of the notional amount mentioned above; and

b) 100% thereafter and through to maturity.

Under the terms of the swap, Gaz de France receives a floating rate of interest corresponding to the average annual 10-year Constant Maturity Swap (CMS) rate in euros and pays an all-in fixed rate of 4.3285%.

The CMS 10 year rate has a very good correlation with the TMO reference used for the determination of the coupon of irredeemable securities, while bringing better market liquidity and an early permanence on the hedging duration.

In 2006, Gaz de France entered into a swap agreement to convert part of its 5.125% fixed-rate bond maturing in February 2018 into a variable rate bond with the same maturity. This swap is eligible for fair-value hedging for a nominal amount of €80 million, covered by an economic counter-hedge based on a notional cap covering the Group against an increase in interest rates above a fixed rate of 3.230%.

The Japanese yen-based private placement for a nominal amount of €18 million (3 billion yen) is covered by a euro-yen cross-currency swap against the three-month Euribor, which, while not eligible for hedge accounting under IFRS, nevertheless represents an economic hedge.

The Group has also taken out fixed payer/floating receiver interest rate swaps to convert medium- and long-term debt from floating to fixed rates. The total coverage for these borrowings at December 31, 2007 represented €949 million as follows:

•	a total notional amount of €699 million on cash-flow hedging rate swaps; and

•	a notional amount of €250 million on rate swaps that were initially rated as cash-flow hedging, but for which the hedge accounting criteria under IFRS have not been complied with since the fourth quarter of 2007 on account of the high level of volatility on the rate and credit markets. The impact of these assets no longer qualifying for cash-flow hedge on the income statement is not significant at December 31, 2007.

Lastly, the Group has taken out short-term rate swaps, with maturity close to three months for the rate risk on its short-term cash management operations (investments in certificates of deposit or commercial paper issues). These include:

•	fixed payer/floating receiver swaps for a notional amount of €50 million; and

•	floating payer/fixed receiver swaps for a notional amount of €144 million.

Interest rate risk management on loans granted to a debt securitization fund

In 2001 and 2003, the Group sold employee home loans to a special purpose entity under securitization programs. Gaz de France remains exposed to a marginal interest rate risk on these loans, representing a notional amount equal to the difference between the actual outstanding principal and the assumed outstanding principal as estimated at the time of the securitization. The Group’s residual exposure came to 18 million euros at December 31, 2007. The nominal amount of the corresponding interest rate swaps, recognized on the balance sheet, represented €120 million in floating payer/fixed receiver swaps and €138 million in fixed payer/floating receiver swaps.

Interest rate risk management of financial affiliates

The Group’s forward trading transactions denominated in euros and dollars are covered by an economic hedge for the residual interest rate risk based on rate swaps:

•	fixed payer/floating receiver swaps for a notional amount of €262 million at December 31, 2007,

•	fixed receiver/floating payer swaps for a notional amount of €138 million at December 31, 2007.

In line with their risk management policy, the financial affiliates with a customer credit activity manage their asset/liability backing based on fair-value hedging for the interest rate risk on their assets (issued at fixed rates) through interest rate swaps that enable them to refinance at fixed rates (notional amount of €246 million at December 31, 2007).

Breakdown of financial debt by rate (including irredeemable securities)

	December 31, 2007
	Net book
BEFORE ACCOUNTING FOR FINANCIAL HEDGES	value	%
	(millions of euros, except percentages)

Fixed rate	2,810	47%
Floating rate	3,135	53%

Total financial debt	5,945	100%

	December 31, 2007
	Net book
AFTER ACCOUNTING FOR FINANCIAL HEDGES	value	%
	(millions of euros, except percentages)

Fixed rate	4,178	70%
Floating rate	1,767	30%

Total financial debt	5,945	100%

At December 31, 2007, the fixed-rate portion of our gross debt was up 4% in relation to the previous year, representing €4,178 million after hedging. On this day, the variable rate portion (€1,767 million) was lower than cash and other cash equivalents (€2,973 million).

Interest rate risk sensitivity

The impact of an increase in interest rates on the Group’s earnings in the event of a general shock on all forward prices representing +50 basis points would come out at — €2.4 million before tax at December 31, 2007. This impact reflects the net exposure after hedging for all of the Group’s financial assets and liabilities exposed to the interest rate risk.

In the event of such a shock, the interest rate derivatives included under cash-flow hedging for the interest rate risk on the Group’s borrowings would generate additional exposure for the Group’s equity representing + €19.6 million euros before tax at December 31, 2007.

Exchange Rate Risks

Management of the currency risk on operating activities

In terms of the sensitivity of the change in exchange rates on commercial operations carried out by the Purchase and Sale of Energy segment, the euro/dollar currency translation risk on this segment’s performance reflects the methods for indexing the various gas purchase or sale contracts on prices for oil products, most of which are listed in dollars.

Currency translation risk exposure on commercial transactions is overseen and managed through:

•	the application of pass-through mechanisms when building sales prices for eligible customers on the one hand, and regulated rates on the other; and

•	margin hedging on fixed price or indexed sales contracts based on financial swaps.

There are timing differences on the income statement between the impact of changes in the dollar on supply costs and the impact of the pass-through on sales, including the impact of moving averages and the stocking-destocking cycle.

With regard to other functional currencies in which consolidated entities operate outside of the eurozone, there is no material currency translation risk to report at Group level since there are also mechanisms in place to adjust rates linked to changes in supply costs.

Furthermore, business units identify and inform the finance division about their transactional exposures (arbitrage transactions, maintenance contracts, etc.). This risk can then be hedged based on forwards, swaps or options in line with the probability of the future flows being realized.

Conversion risk management

Subsidiary financing is overseen on a centralized basis by the finance division, which enables the currency translation risk to be actively managed through inter-company loans granted to subsidiaries in the currency for the cash flow that they generate.

In order to limit the conversion rates for certain inter-company loans and deposits, the Group has set up currency forward transactions, on which changes in fair value offset the translation gains or losses on such loans and deposits. These include:

•	forward purchases contracts for 250 million pound sterling;

•	forward sales contracts for 4,667 million Norwegian krones.

The Group is also exposed to the currency translation risk resulting from the conversion in the consolidated accounts of the net position of its subsidiaries with a different functional currency from the parent company. The translation gains or losses generated by this exposure were reflected in a total impact of €257 million (- €92 million in changes over the year) on shareholders’ equity at December 31, 2007.

Breakdown of financial debt (including irredeemable securities) by currency

	December 31, 2007
	% of the debt
	in currencies	Amount
	(millions of euros, except percentages)

Euro (EUR)	94%	5,598
American dollar (USD)	3%	174
Yen (JPY)	N.S.	18
Pound sterling (GBP)	1%	28
Other	2%	127

Total financial debt	100%	5,945

Debt denominated in foreign currencies represents 6% of the total amount of debt, and is in part covered by management hedging, not qualifying for hedge accounting under the criteria for IAS 39. Gaz de France notably converts its yen-based private bond issue into euros, representing €18 million euros at December 31, 2007.

Breakdown of assets and liabilities of financial affiliates by currency

	December 31, 2007
		Assets of
	% of assets	financial
	in currencies	affiliates
	(millions of euros, except percentages)

Euro (EUR)	62%	431
American dollar (USD)	12%	82
Pound sterling (GBP)	26%	183
Other	—	—

Total assets of financial affiliates	100%	696

	December 31, 2007
		Liabilities of
	% of liabilities	financial
	in currencies	affiliates

Euro (EUR)	75%	525
American dollar (USD)	—	—
Pound sterling (GBP)	25%	179
Other	—	—

Total liabilities of financial affiliates	100%	704

Breakdown of financial derivatives (excluding commodities) by currency

This information is presented under Note 20.1.2. of our consolidated financial statements appearing elsewhere in this prospectus.

Currency risk sensitivity

Sensitivity to the exchange rate risk on EUR/USD and EUR/GBP on non-financial assets and liabilities primarily stems from payables denominated in currencies in relation to the Group’s natural gas suppliers.

As indicated above, exposure to the exchange rate risk linked to these payables denominated in currencies is overseen and managed through:

•	the application of pass-through mechanisms when building sales prices for eligible customers on the one hand, and regulated rates on the other; and

•	margin hedging on fixed price sales contracts based on financial swaps.

At December 31, 2007, the sensitivity of the earnings to the EUR/GBP and EUR/NOK exchange rate risk is primarily linked to economic hedging transactions on translation gains or losses for inter-company deposits and loans.

The sensitivity of the Group’s equity to the EUR/USD exchange rate risk primarily reflects commodity derivatives denominated in the entity’s currency, but for which the price formulas contain indexing for oil on the one hand and EUR/USD on the other, which qualifies for cash-flow hedge for the risk related to natural gas supply or sale contracts that are indexed on prices for one or more oil products.

In this way, Gaz de France is a net buyer of commodity derivatives for hedging on natural gas purchases and sales that are sensitive to the EUR/USD exchange rate risk because the underlying elements for these derivative contracts are oil products listed in dollars. The amount of future cash flow hedged using these swaps may vary considerably from one year to the next depending on changes in net volumes of transactions requiring hedging on the one hand, and on changes in the prices for oil products on which the price of these transactions is indexed. These changes reflect significant variations in the sensitivity of the portfolios of commodity derivatives to the EUR/USD exchange rate risk. However, they do not have any significant impact on the net exposure of the Group’s cash flow after hedging.

Impact of a change in the EUR/USD exchange rate representing USD +0.10 for EUR 1.00:

	December 31, 2007
		Shareholders
EUR/USD exchange rate risk USD +0.10 for EUR 1.00	Earnings	equity
	(millions of euros before tax)

Non-derivative financial assets and liabilities	+32.4	—
Cash-flow hedging derivative contracts	—	-45.0
Derivative contracts held for economic hedging, but not qualifying for hedging	+20.4	—
Derivative contracts held for arbitrage purposes	-3.6	—

Total EUR/USD exchange rate risk	+49.2	-45.0

Impact of a change in the EUR/GBP exchange rate representing GBP +0.10 for EUR 1.00 EUR:

	December 31, 2007
		Shareholders
EUR/GBP exchange rate risk GBP +0.10 for EUR 1.00	Earnings	equity
	(millions of euros before tax)

Non-derivative financial assets and liabilities	+5.8	—
Cash-flow hedging derivative contracts	—	—
Derivative contracts held for economic hedging, but not qualifying for hedging	-36.7	—
Derivative contracts held for arbitrage purposes	—	—

Total EUR/GBP exchange rate risk	-30.9	—

The impact on the Group’s earnings of a change in the EUR/NOK exchange rate representing NOK + 0.80 for €1.00 would come out at + €53.0 million before tax at December 31, 2007. As mentioned above, such impact is primarily linked to economic hedging transactions on translation gains or losses for inter-company deposits and loans.

Commodity Risks

Commodity risks for Gaz de France

In order to meet customer demand for natural gas in the medium and long term, Gaz de France has secured its supplies both through contracts with terms of up to 25 years and through the diversification of its sources of supply, through the development of the Exploration — Production segment’s business in geographic areas likely to contribute to the supply of natural gas in Europe.

The long-term supply contracts include reciprocal commitments relating to predetermined quantities of gas, including:

•	a commitment by the Group to take delivery of minimum quantities; and

•	a commitment by suppliers to provide these quantities at competitive prices.

This competitiveness is ensured by price adjustment formulas and clauses in these contracts. In addition to these long-term supply arrangements, as part of its trading activities, the Group purchases on the spot markets. As such, the Group uses derivative instruments, usually swaps and forward contracts, to manage its exposure to fluctuations in the price of commodities.

The Group also enters into forward or optional contracts to purchase or sell electricity in order to meet customer demand for electricity and to take profit from favorable spark spreads that is the difference between purchase price of a quantity of natural gas and sale price of an energetically equivalent quantity of electricity, to optimize its power plants.

We also use this type of instrument to hedge the products that include financially engineered pricing mechanisms that we offer in response to the needs of our industrial customers, and in our trading business.

We use derivative instruments to manage our exposure to fluctuations in the price of commodities, mainly swaps and forward contracts. Swaps and options, generally backed by physical transactions for natural gas, are used as hedging instruments. These swaps allow a sale or purchase price to be fixed at the time of their effectiveness for a specified quantity of natural gas at a future date. They serve to secure and guarantee the margin on a commercial transaction, whatever the future price of natural gas. Options are used to guarantee ceiling prices for natural gas (calls) as well as, in some cases, floor prices (puts). Forward contracts are used to secure the quantity and fix the price of forecasted purchases or sales of natural gas or electricity on the market. Most of the derivative contracts held by Gaz de France are entered into through Gaselys.

Commodity risks for Gaselys

Gaselys is active in derivatives trading area, as described in “Business of Gaz de France — Energy Supply and Services Division — Purchase and Sale of Energy segment — Short-term markets: Gaselys.”

Consolidated sensitivity analysis to commodity risks related to derivative contracts

The consolidated sensitivity analysis to commodity risks includes sensitivity from Gaz de France, Gaselys, and other entities that have commodity contracts qualifying as derivatives under IFRS but entered into only in order to meet customer demand.

Under IFRS, Gaselys is consolidated proportionally at 51.0%. The tables below are based on an IFRS approach.

The main exposures to commodity risks come from oil and natural gas underlying of derivative contracts. The electricity risk is less material.

Those derivative contracts generate additional implicit exchange rate risks exposure due either to the measurement of oil exposure in USD/bbl whereas a significant proportion of oil indexed swaps are settled in euro or to the measurement of natural gas and electricity exposure in EUR/MWh whereas some natural gas and electricity forward contracts in the UK are settled in GBP. Such exchange rate risks are included in the tables below.

The tables below set out the sensitivity of accounts of the Group to commodity risks related to derivative contracts as of December 31, 2007.

Price risk sensitivity for oil products

The impact of an increase in oil prices in the event of a general shock on Dated Brent forward prices by +10.00 US dollars/bbl, as well as an equivalent increase on all of the other oil products included in Gaz de France’s balance sheet, estimated based on the product resulting from shock applied on the Dated Brent and the linear regression gradient between the respective prices of each oil products and those of the Dated Brent:

	December 31, 2007
		Shareholders
Oil risk +10.00 US dollars/bbl	Earnings	equity
	(millions of euros before tax)

Cash-flow hedging derivatives contracts	—	+69.3
Derivative contracts held for economic hedging, but not qualifying for hedging	-25.2	—
Derivative contracts held for arbitrage purposes	-2.1	—

Total oil risk	-27.3	+69.3

Natural gas price risk sensitivity

The impact of an increase in natural gas prices in the event of a general shock on forward prices for + €3.00 euros/MWh, irrespective of the market point retained (NBP in the UK, Zeebrugge Hub in Belgium, etc.):

December 31, 2007
Shareholders
Natural gas risk +3.00 euros/MWh	Earnings	equity
(millions of euros before tax)

Cash-flow hedging derivative contracts	—	+11.3
Derivative contracts held for economic hedging, but not qualifying for hedging	+42.1	—
Derivative contracts held for arbitrage purposes	-27.8	—

Total natural gas risk	+14.3	+11.3

Electricity price risk sensitivity

The impact of an increase in electricity prices in the event of a general shock on forward prices for + €5.00 euros/MWh, irrespective of the national market retained (France, UK, Germany, Spain, etc.):

	December 31, 2007
		Shareholders
Electricity risk +5.00 euros/MWh	Earnings	equity
	(millions of euros before tax)

Cash-flow hedging derivative contracts	—	-9.9
Derivative contracts held for economic hedging, but not qualifying for hedging	-0.9	—
Derivative contracts held for arbitrage purposes	-2.4	—

Total electricity risk	-3.3	-9.9

Credit Risks

The Group carries out transactions (sales or purchases) for a significant amount with numerous counterparties, customers and suppliers, particularly for gas and electricity, and notably through its trading subsidiary Gaselys.

The Group credit risk or counterparty risk is monitored by the Credit Committee. It corresponds to the loss the Group would have to bear in case of a counterparty’s failure, leading to the non compliance of its contractual obligations vis-à-vis Gaz de France. The Group policy on this issue is based on a systematic diversification of its counterparty portfolio and on the follow up of the financial position of its most important counterparties. This follow up guarantees the sufficient reactivity to manage this risk immediately and to reduce the impact of failure of the Group’s important counterparties by using the relevant legal instruments (“netting” arrangements, invoice requirements, issue of bank endorsements or parent company guarantees, other guarantees).

In this way, the investment of surplus cash and all the financial instruments used for managing interest rate and currency risks are carried out with counterparties that have a long-term rating from Standard & Poors (S&P) or Moody’s of at least A- or A3 respectively, except for any specific cases duly authorized by the chief financial officer. A cap is set for each financial institution based on its equity and rating. Consumption of such caps, based on notional amounts for transactions, and weighted for the residual period and nature of the commitment, is tracked on a regular basis.

Energy counterparties for the trading subsidiary Gaselys are valued and rated following a financial analysis, notably based on the counterparty’s rating by S&P or Moody’s when available.

A monthly Credit Committee, chaired by the chief financial officer, authorizes Gaselys’ counterparties, decides on the granting of credit lines and sets the legal framework to be put in place. Indeed, Gaz de France looks to secure these transactions by using various legal instruments such as standardized netting agreements (providing for compensation for positive and negative exposures in relation to a given counterparty), margin calls (mechanisms making it possible to smooth out fluctuations in market prices) or guarantees in the broadest sense (comfort letter, parent company guarantee, banking guarantee, etc).

Exposure to the counterparty risk is measured based on VaR indicators at 99% and is reported on each day.

The Gaselys portfolio counterparties show a very satisfying average rating with over 80% of the counterparty risk presenting a financial profile similar to a long term rating higher than A-/A3 at S&P/Moody’s.

The Credit Committee is also responsible for mapping out a governance framework for managing the credit risk for Group customers. The Group pays increasing attention to customer and supplier counterparties. The governance framework is based on a regular follow up (at least an annual review) of the financial position of major customers. Its aims are both prevention (guarantee requirements and other restrictive conditions to deal with the counterparty) and valuation of this risk in connection with prices proposed to major customers.

As far as the Group’s gas and electricity supply business is concerned, specific measures may be taken with a view to preventing payment defaults relative to the counterparty’s financial soundness. Any customers who are in difficulties are tracked on a regular basis by the Credit Committee.

Analysis of the age of past due financial assets not impaired at year-end

	Past due assets
	(net value)					Impaired
	0-3	3-6	6-12	Over 1		assets	Healthy	Total
	months	months	months	Year	Total	(gross value)	assets	(net value)
	(millions of euros)

At December 31, 2007
Non-current loans and receivables	10	—	—	2	12	15	926	938
Current loans and receivables*	417	78	94	79	668	309	8,917	9,585

Total loans and receivables measured at amortized cost	427	78	94	81	680	324	9,843	10,523

*	The amounts indicated for past due assets are gross of tax

The amounts for past due assets that are not impaired for under three months primarily correspond to loans and receivables for which the payment date has been exceeded by less than one month.

A significant percentage of the past due assets that are not impaired for over three months concern States and public authorities that are clients of the Group in France or abroad, for which there is no credit risk.

Liquidity Risks

We have liquid assets that can be called on over the very short term, enabling us to meet our current cash requirements or support external growth operations:

•	The parent company has a €3,000 million syndicated credit line, due in February 2012 and undrawn at December 31, 2007. This credit line does not include any financial covenants;

•	Gaz de France also has access to a short-term debt market through a 1,000 million dollar EURO and US commercial paper program, unused at year-end 2007, in addition to a €1,250 million commercial paper program, with €200 million used at December 31, 2007;

•	At Group level, cash, cash equivalents and Investments in short term securities that are immediately available represent €3,211 million.

Furthermore, in order to minimize its net liquidity requirements, the Group has set up a cash-pooling policy for its main controlled entities.

Climate Risks

Significant weather variations, in particular temperature variations, can create changes in demand for natural gas from one year to the next (see “Risk Factors — Risks Relating to the Business and Industry of Gaz de France — Weather conditions have a significant impact on our results”).

We have chosen not to hedge this risk. In the long term (i.e., beyond 10 years), the expected value of this risk is zero and therefore it is neutral. In the medium term, there will be a certain degree of variation in income due to changes in weather conditions.

In addition, we are required by French regulations to cover the delivery risks of an especially cold winter (at the 2% risk level, meaning weather conditions that occur on average twice every one hundred years). This hedging is carried out through the flexibility that is built into our supply contracts, a storage plan and the maintenance of a portfolio of clients to which deliveries may be suspended.

Additional Information

Additional information on financial instruments is included in notes 18, 19, and 20 of the Group’s 2007 consolidated financial statements (including the indication of instruments entered for trading and those for other-than-trading purposes).

Trend Information

Results of European Commission Investigations

Following two investigations conducted in 2006 and 2005 on the European gas and power markets, the European Commission proposed (in a publication titled “Outlook for the interior gas and electricity market” published on January 10, 2007) new provisions intended to unbundle transmission from energy supply operations. If these provisions are adopted by the European Council, new European regulations may impact the Group’s integrated business and organization in the medium term. In addition, on May 22, 2008, the European Commission announced that it was commencing proceedings involving Gaz de France relating to a potential breach of the European Commission Treaty rules on abuse of a dominant position and restrictive business practices. On June 11, 2008, Gaz de France received a statement of objections from the European Commission alleging that Gaz de France has colluded with E.ON, resulting in the restriction of competition on their respective national markets regarding; in particular, deliveries of natural gas via the Megal pipeline. For more information, see “Risk Factors — Risks Relating to the Business and Industry of Gaz de France — Regulations or administrative proceedings could limit our expansion and adversely affect our business.”

Industrial and Commercial Objectives

The total objective of the Group for power production is to eventually hold in Europe 12,000 MWel of owned capacity, including 17% in the form of renewable energy. As of December 31, 2007, the Group held 2,323 MWel, excluding its interest in SPE.

The Group intends to develop its storage capacities in Europe by a billion cubic meters over time including 0.2 billion cubic meters in France in 2008.

Financial Objectives

Please see the information on trends included in “— Outlook.”

Changes in Gas Prices

On March 21, 2006, a commission of three independent experts appointed by the French Minister of the Economy, Industry and Employment to make proposals on the evolution of public distribution rates, submitted their conclusions and proposed:

•	in the short-term, a rate increase of 5.8% as of April 1, 2006; and

•	in the future, a new rate method based on the direct consideration by the CRE of the change in gas supply costs and giving rise to an annual revision of the rates each July 1.

Based on these proposals the French government approved on March 21, 2006:

•	a rate increase of 5.8%;

•	a commitment to put in place a new rate method based on the conclusions of the three independent experts;

•	to postpone until July 1, 2007 the next rate revision; and

•	with respect to the remediation of the financial consequences flowing from the deferral of rate adjustments since November 2004, a commitment to open discussions with the company that the three independent experts wished to conduct in the coming months.

Under an April 28, 2006 order, the French State increased rates by 5.8% (or €0.21c€/kWh) as of May 1, 2006. This order received an unfavorable opinion from the CRE, who stressed that this increase does not fully reflect our supply costs and that compensation for our accumulated losses was not taken into account.

A December 10, 2007 decision by the State Council cancelled the order dated December 29, 2005. It endorses the Council’s July 27, 2007 decision on competition, which shows that for several years, the sales price at regulated rates had not covered our costs.

It also specified guidelines for its control over rate regulation going forward with a proposal that takes into account past, present and future events. On the date that his decision is rendered the authorized minister must:

•	allow recovery of at least the full average cost of operation in as much as it can be evaluated on the date of the decision;

•	take into account an estimation of changes in costs in the coming year, given the information the minister has at the time;

•	adjust these rates if the minister finds a significant difference between the rates and the costs as a result of an underestimation of rates, at least during the given year, in order to compensate for this difference within a reasonable time period.

In a December 27, 2007 order, the State raised rates by 0.173 c€/kWh as of January 1, 2008.

The CRE calculated a rate of 0.256 c€/kWh as the minimum rate necessary to cover costs as of January 1, 2008, applying our rate formula. Indeed, the audits it carried out in 2005 and 2006 concerning this formula showed that it had correctly reflected supply costs. The CRE found that “the absence of rules for the establishment of rates for Gaz de France is detrimental to the good working order of the French natural gas market.”

First Quarter 2008 Unaudited IFRS Financial Data.

During the first quarter of 2008, we achieved sales of €10,376 million, an increase of 15% compared to the first quarter of 2007.

In the first quarter of 2008, the climate context was markedly less unfavorable than during the first quarter of 2007. Under average climate conditions, sales increased by 10%. Similarly, market conditions have been buoyant. The regulated tariffs for public distribution of natural gas in France increased by on average €0.173 c/kWh as of January 1, 2008.

Internationally, the Group’s sales reached €3,966 million in the first quarter of 2008, up by 19% compared to the first quarter of 2007. This represents 38% of the Group’s sales, compared to 37% for the same period in 2007.

In the first quarter of 2008, we continued our development with most notably the acquisition of the Europe’s largest combined-cycle gas turbine plant in Teesside, Great Britain, which was carried out jointly with Suez.

Quarterly sales per segment (unaudited)

		Q1 2007
		After	%
	Q1 2008	reclassifications(1)	Change
	(in millions of euros, except percentages)

Energy Supply and Services Division
Exploration — Production	622	407	+53
Purchase & Sale of Energy	7,972	6,949	+15
Services	530	530	+0
Infrastructures Division
Transmission and Storage	632	576	+9.7
Distribution — France	1,047	1,006	+4.1
Transmission — Distribution — International	1,799	1,657	+8.6
Others and unallocated	(2,226)	(2,072)	—
Total Group	10,376	9,053	+15
(under average climate conditions)			+10

(1)	Reclassifications between segments due to the implementation of the new organization. As part of the continuation of reclassification in the Group’s new organization, impacts on sales in the four quarters in 2007 (which are not significant) are as follows:

		Effects of
		already	Effects of	Q1 2007
	Q1 2007	published	new	After
	published	reclassification	reclassification	reclassifications	Q1 2008	% Change
	(in millions of euros, except percentages)

Energy Supply and Services Division
Exploration — Production	407	0	—	407	622	+53
Purchase and Sale of Energy	6,928	+29	−8	6,949	7,972	+15
Services	610	−80	—	530	530	+0
Infrastructures Division
Transmission and Storage	537	+31	+8	576	632	+9,7
Distribution — France	1,005	+1	—	1,006	1,047	+4,1
Transmission — Distribution — International	1,140	+517	—	1,657	1,799	+8,6
Eliminations and others	(1,574)	−498	—	(2,072)	(2,226)	—
Total Group	9,053			9,053	10,376	+15

Impacts on other 2007 quarters

			Q2 2007			Q3 2007			Q4 2007
	Q2	New	After	Q3	New	After	Q4	New	After
	2007	Reclassification	reclassifications	2007	Reclassification	reclassifications	2007	Reclassification	reclassifications
	(Millions of euros)

Energy Supply and Services Division
Exploration — Production	377		377	388		388	545		545
Purchase and Sale of Energy	3,302	-3	3,299	2,892	-3	2,889	6,890	-9	6,881
Services	378		378	368		368	531		531
Infrastructures Division
Transmission and Storage	610	+3	613	622	+3	625	693	+9	702
Distribution — France	536		536	462		462	1,073		1,073
Transmission — Distribution — International	914		914	901		901	1,730		1,730
Eliminations and others	-1,392		-1,392	-1,281		-1,281	-2,165		-2,165
Total Group	4,725		4,725	4,352		4,352	9,297		9,297

Energy Supply & Services Division

Exploration-Production segment

In the first quarter of 2008, sales of the Exploration-Production segment increased to €622 million, against €407 million for the same period in 2007, an increase of 53% (a 45% increase on a like-for-like basis). Sales for the first quarter of 2008 integrate production from Efog (which has been proportionally integrated since February 1, 2007), Enerci (unconsolidated as the sales figures for the first quarter of 2007 were published) and from Alam El Shawish (acquired at the end of 2007).

This development arises from increased production of hydrocarbons begun at the end of 2007, with the commissioning of new fields in Norway (mainly Snøvhit), the United Kingdom and The Netherlands. Accordingly, total production of hydrocarbons is up by 26% (24% on a like-for-like basis) to 13.2 Mboe over the first quarter 2008 against 10.5 Mboe over the same period in 2007.

This change also benefits from a favorable pricing environment in business activity:

•	the average price of Brent in €/bl was up by 46% compared to the first quarter of 2007; and

•	the average price of natural gas in €/MWh on the NBP (United Kingdom) doubled over the same period.

In terms of exploration, five new wells were drilled during the first quarter of 2008, three of which were successful.

As announced, Group consolidated production for 2008 should be close to 50 Mboe.

Purchase & Sale of Energy segment

Sales in the Purchase and Sale of Energy segment increased from €6,949 million in the first quarter of 2007 to €7,972 million in the first quarter of 2008, a 15% increase (a 10% increase under average climate conditions).

Over the first quarter of 2008, the business activity of the Purchase and Sale of Energy segment was in line with an environment characterized by:

•	less unfavorable climate conditions than in the first quarter of 2007 (-6.6 TWh in the first quarter of 2008 against -14 TWh in the first quarter of 2007);

•	the €0.173 c/kWh average increase in the regulated sales tariffs of natural gas as of January 1, 2008; and

•	market conditions enabling profit to be drawn from the supply portfolio.

Natural gas sales

Sales of gas in the Purchase and Sale of Energy segment amounted to 224 TWh in the first quarter of 2008, an increase of 16 TWh compared to the first quarter of 2007. Sales increased by 9 TWh under average climate conditions.

Sales to individual customers in France represented 58 TWh during the first quarter of 2008, compared to 52 TWh in the first quarter of 2007, and are stable under average climate conditions and excluding the impact of the leap-year.

Since July 1, 2007, 257,000 customers have subscribed to the Group’s gas market offers, with an acceleration during the first quarter of 2008 when 180,000 new contracts were signed. Sales to business customers and major accounts in France reached 95 TWh at the end of March 2008, an increase of 2 TWh compared to the first quarter of 2007. Excluding climate effect, these sales are down by 1 TWh compared to the first quarter of 2007, mainly to business customers. This decrease was more than offset by the pursuit of commercial development outside France. In Europe, sales were up by 4 TWh to 37 TWh (after reclassification in the Transmission-Distribution-International segment of GDF ESS, sales for Europe in the first quarter of 2007 reached 33 TWh (35 TWh published)). Short-term sales and other sales (including LNG) increased in the first quarter of 2008 by 5 TWh to reach 35 TWh.

Electricity sales

Sales of electricity for the segment reached 5.8 TWh over the first quarter of 2008, up by 1.4 TWh compared to the first quarter of 2007. Since July 1, 2007, the Group has acquired approximately 150,000 new individual electricity customers, with more than 100,000 new contracts signed during the first quarter of 2008. The development of the Group during the first quarter of 2008 in terms of electricity production continued, with:

•	the acquisition of the Teesside power station in Great Britain (total installed capacity of 1,875 MW);

•	the acquisition of the wind farm company Nass & Wind Technologie, with 34 MW of installed capacity and a portfolio of projects of 1,500 MW.

Services segment

Sales in the Services segment rose to €530 million at the end of March 2008, stable compared to the first quarter of 2007. On a like-for-like basis, segment sales were up by 6%. This evolution can be explained by the dynamism of business activity in France, the United Kingdom and the Benelux countries. At the end of the first quarter of 2008, we entered into exclusive negotiations with the Italian company A2A for the disposal of the Cofathec Coriance group.

Infrastructures Division

Transmission-Storage segment

Sales in the Transmission-Storage segment amounted to €632 million in the first quarter of 2008, compared to €576 million for the same period in 2007, representing an increase of 9.7%. This increase results from an increase in subscriptions, the evolution of storage prices and the success of storage capacity auction sales. Sales have continued to develop for these activities, with the following:

•	the sale of transport capacities for the link between the North and South of France, effective from the beginning of 2009, which will contribute to the reduction in the number of balancing zones;

•	the integrated sale of transport capacities between the Southern GRTgaz zone and the TIGF zone, for the period beginning April 1, 2009;

•	storage capacity auction for a total of 7 TWh, compared to 5.7 TWh in 2007 (including capacities which can be returned); and

•	update on the third-party storage access offer with a price increase of 2.8% as of April 1, 2008.

Finally, following an accident in February 2008 at the worksite of the Fos Cavaou terminal, the operational start-up of the new terminal is expected in the first half of 2009.

Distribution-France segment

Sales in the Distribution-France segment amounted to €1,047 million in the first quarter of 2008, compared to €1,006 million for the same period in 2007. This 4.1% increase is essentially a result of the return to better climatic conditions. The volume of gas shipping increased by 8.7 TWh, 7.5 TWh of which is due to the climate, the rest is mainly associated with the fact that 2008 is a leap year.

In the first quarter, the CRE proposed a new distribution tariff (ATRD 3). This new tariff should be in force as from July 1, 2008. The CRE proposal includes a tariff increase of +5.6% on July 1, 2008, as well as a mechanism for taking volume risks and energy prices into account, productivity and service quality incentives. The regulated asset base remuneration rate should decrease from 7.25% to 6.75% (pre-tax real rate). This new tariff will be valid over a four year period.

Transmission-Distribution-International segment

Sales in the Transmission-Distribution-International segment amounted to €1,799 million for the first quarter of 2008, an increase of 8.6% compared to the first quarter of 2007 (€1,657 million). This increase is affected by the depreciation of the pound sterling, as well as changes in accounting methods: global integration of the Group’s Italian commercial activities since October 1, 2007 (accounted for under the equity method in the first quarter of 2007) and accounting under the equity method for Gasag as of the first quarter of 2008 and since the end of 2007 for SPE (previously, both Gasag and SPE were accounted for under proportional integration). Excluding these two effects, sales increased by 7.8% in the first quarter of 2008 due to the following:

•	the increase in the price of gas on the British market;

•	price increases over the period, notably in Romania and Hungary; and

•	a colder climate than in the first quarter of 2007 (−2 TWh in the first quarter of 2008 versus −4 TWh in the first quarter of 2007).

IFRS Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS requires management to select and apply accounting policies and to make estimates and assumptions. These choices of accounting policies, estimates and assumptions affect results of operations, the amounts of assets and liabilities reported in the financial statements as well as other financial measures disclosed in the financial statements. Actual outcomes could differ from those calculated based on estimates or assumptions. Our significant accounting policies in accordance with IFRS are described in Note A to our consolidated financial statements.

As a transporter and distributor of energy, many of the elements of our financial statements are based, at least to some extent, on estimates of fair value. Such fair value estimates are dependent on assumptions about commodity pricing, interest rates, credit and market risks, and other assumptions. For example, commodity pricing is often unpredictable and volatile.

The accounting policies applied by the Group and the assumptions or estimates used to measure complex transactions requiring a high level of judgment or having a material impact on the financial statements were endorsed by Group management and approved in advance by the Audit Committee. Actual results may be significantly different from these estimates, due to actual conditions being different from assumptions.

In 2007, the principal changes to the estimates and assumptions used to prepare the consolidated financial statements concerned the discount rate used to calculate the amount of certain provisions, which must be determined (for commitments relating to personnel) by reference to a market rate at the closing date, and the rates used have been adjusted to actual market conditions at December 31, 2007:

•	provisions for replacement: 4.5% at December 31, 2007, and 4% at December 31, 2006 (Quantitative impacts of this adjustment are described in the Group 2007 Consolidated Financial Statements, Note 16 — Provisions (excluding provisions for employee benefits));

•	pension commitments: 5.0% at December 31, 2007, and 4.25% at December 31, 2006 (Quantitative impacts of this adjustment are described in the Group 2007 Consolidated Financial Statements, Note 17 — Retirement commitments and other commitments to employees);

•	other employee benefits: between 4.5% and 5% at December 31, 2007, and between 4% and 4.25% at December 31, 2006, (Quantitative impacts of this adjustment are described in the Group 2007 Consolidated Financial Statements, Note 17 — Retirement commitments and other commitments to employees);

•	provisions for restoration of exploration-production sites: 4.5% at December 31, 2007, and 4% at December 31, 2006 (Quantitative impacts of this adjustment are non significant, representing a €13 million decrease in the provisions balance).

In addition, estimates such as the fair value of goodwill and provisions for site dismantling and amortization may be impacted by the ultimate lives of our concession assets and commodity reserves, which require significant judgment to predict events that will occur many years in the future, including judgments about the physical condition of the assets and the legal environment relevant to our transmission and distribution operations.

In light of the foregoing considerations, we discuss below those critical accounting policies that provide the framework for the judgments and estimates that our management must make in preparing consolidated financial statements.

Concessions

As discussed in Note A. Introduction 1, we adopted IFRIC 12 “Service Concession Agreements”, published by the IASB on November 30, 2006 for which the EFRAG issued a positive endorsement advice. The accounting treatment for our public concession contracts under IFRIC 12 takes into account all of the consequences of the provisions contained in our concession contracts which are described in “The Legislative and Regulatory Environment — Distribution in France — Concession system.” Of particular importance to such determination are our obligations to maintain the network running normally for the duration of the contract and to return all concession assets at the end of the concession contract free of charge. We believe that the contractual provisions of our concession contracts are the best reflection of the anticipated evolution of the legal environment applicable to our gas distribution operations in France.

IFRIC 12 deals primarily with public-to-private sector concession arrangements for the delivery of public services. It applies only to concession agreements where the use of the infrastructure is controlled by the grantor. This is considered to be the case when (1) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (2) the grantor controls — through ownership, beneficial entitlement or otherwise — any significant residual interest in the infrastructure at the end of the term of the arrangement.

IFRIC 12 applies to all service concession agreements falling within the scope of the interpretation, i.e. public gas distribution concessions in France (managed by Gaz de France SA) and concessions managed by the Cofathec Group (heating networks, Climespace). We consider that activities of subsidiaries in the International Transmission and Distribution segment carried under concession agreements fall outside the scope of IFRIC 12.

According to IFRIC 12, when the operator builds infrastructure (start-up capital expenditures) in exchange for the right (licence) to charge users of the public service, revenues from construction services should be accounted for in accordance with IAS 11 — Construction Contracts and the right to charge users of the public service should be treated as an exchange of assets and accounted for in accordance with IAS 38 — Intangible Assets.

In line with these standards, assets provided free of charge are not recognized in property, plant and equipment. Construction services revenues is recognized as an intangible asset, for an amount corresponding to the fair value of the construction work, when the infrastructure is built. In the case of Gaz de France, as no distinction is made between remuneration for the construction and operating phases for the determination of customer network access charges and as there are no external benchmarks that could be used to determine the fair value of these two items, revenues recognized during the construction phase is limited to an amount equal to the costs incurred. A provision “for replacement” is recorded to cover the costs incurred to restore the asset to its original condition, in accordance with IFRIC 12. The concession intangible assets are amortized on a straight-line basis over the remaining life of the concession. If the concession is renewed in advance of its original expiry date, the intangible asset continues to be amortized according to the original plan based on its carrying amount at the concession renewal date. Amortization charges are recorded in operating income, under “Amortization, depreciation and provision expense”.

In light of the deregulation of the energy sector, we believe that, within the average remaining term of our existing gas distribution concession arrangements, it is not reasonably assured that the current legal environment will continue so that mandatory concession renewals to our concession benefits will continue to apply without change in the future. This underlying assumption has been reflected in our statutory reporting under former French GAAP since 1999 and, in our view, continues to be relevant when considering the accounting for gas distribution concession arrangements under IFRS.

Site Dismantling

We maintain provisions related to our obligations for the dismantling and restoration of sites when there is an existing legal obligation established either by law or by contract. These sites mainly include all transmission, distribution, storage facilities, and LNG terminals in France as well as gas and oil fields (this list being not exhaustive). The measurement of site dismantling provisions involves the use of estimates and assumptions such as the discount rate used to determine the net present value of the liability. In addition, the cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Future payments are based on economic assumptions surrounding the useful economic lives of the sites concerned.

The provisions are recognized in the financial statements at the net present value of the future expenditure estimated to be required to settle the Group’s site dismantling obligations in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.” The discount implicit in recognizing the decommissioning liability is unwound over the life of the provision and is included in the statements of income. The discount rate can be periodically reviewed and adjusted based on market conditions. As of December 31, 2007, we adjusted the discount rate used to measure provisions for restoration of exploration-production sites from 4% to 4.5%. No other adjustment of discount rates were made in 2005, 2006 and 2007.

An asset is recognized and depreciated in accordance with the Group’s amortization policy.

We believe our assumptions underlying our estimates are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results. Useful lives could also be reviewed according to circumstances resulting in significant adjustments to the provision recognized on a forward basis.

Useful Lives of Property, Plant and Equipment and Intangible Assets

Property, plant, equipment and intangible assets (other than goodwill) are recorded at cost and depreciated based on management’s estimates/determinations over their economic useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate amortization, that difference is adjusted on a forward basis. Due to the significance of fixed asset investment to the Group, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

Impairment of Tangible and Intangible Assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. A change in these estimates or a change in the Group’s plans could have a significant impact on our future operating results.

When such events or changes in circumstances impact a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In some cases this is estimated using a discounted cash flow analysis. The Group uses the best information available to estimate fair value of these assets and may use more than one source. In estimating the future cash flows of property, plant and equipment and intangible assets, judgment is exercised based on management’s intent to use the asset.

Reviews of carrying values normally relate to cash generating units which, in accordance with IAS 36 “Impairment of Assets,” are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. The cash-generating units, or CGUs, are groups of assets generating cash flows that are largely independent of the cash flows from other assets or groups of assets. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Actual results may vary from our expectations.

Goodwill and Impairment of Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses (no reversal being made even in case of recovery). Goodwill is allocated to cash generating units for the purposes of impairment testing.

Goodwill is not amortized. Impairment tests are carried out annually, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units, or CGUs. The recoverable amount (the higher of its fair value less costs to sell and its value in use) of the CGU is compared to its carrying amount. Value in use is primarily determined using discounted cash flows and a terminal value in accordance with the business plan information approved by the Board of Directors. While we believe that the assumptions and input used to determine the recoverable amount are appropriate, they are subject to judgment. The discount rate used is the weighted average cost of capital adjusted to take into account specific risk factors not considered in the determination of cash flows such as the country risk or risks relating to the activity. The assumptions regarding cash-flows beyond five years (being the duration of the business plans) are normally based on stable or declining revenues growth rates. If the carrying value exceeds the recoverable amount, an impairment charge for the difference is recorded in the statements of income.

Defined Benefit Pension Plans and Other Post-Retirement Employee Benefit Plans

We have obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Certain of these obligations apply broadly to most of our employees. The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. The accounting for these obligations requires us to make certain estimates based on assumptions that have a significant impact on the related liabilities and costs recorded in our financial statements.

The most significant assumptions used in accounting for post retirement plans are the long-term rate of return on plan assets, the discount rate, the mortality assumptions and the potential changes to the French State retirement plans (as the retirement plan applying to most of our employees in France is a multi-employer defined benefit plan that consists of regular French state retirement benefits plus additional benefits).

The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s statements of income. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities. Under IFRS, the discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. When applicable, the long-term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s statements of income. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.

The valuation methods and actuarial assumptions currently used for pension plan and similar benefit commitments are presented in Note 17, “Retirement commitments and other commitments to employees” in our consolidated financial statements.

Commodities

Most of the commodity contracts that we have entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under IAS 39. However, many of these contracts are designated and documented as own-use contracts. Consequently, they are excluded from the scope of IAS 39. As a result, any price volatility inherent in these contracts is not reflected in our operating results, since unrealized gains and losses on these contracts are not recorded. If the conditions and criteria to apply the own-use exemption were modified because of future interpretations or actions from the IASB, the impact on our financial position and our future operating results could be very significant.

The Group also uses various commodity based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. On adoption of IAS 39 in January 2005, the Group assessed all commodity contracts to determine whether they fell within the scope of the standard at the inception of each contract. Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. Where these derivatives have been designated under IAS 39 as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in equity and recognized in the statements of income when the underlying hedge transaction occurs.

Fair Value of Derivative Financial Instruments

Certain derivatives are designated as hedges under IAS 39, in line with the Group’s risk management policies. Derivatives used for hedging are measured at fair value. Gains and losses arising from the re-measurement of these derivatives are either recognized in the statements of income or deferred in equity, depending on the type of hedge. Any hedge ineffectiveness is recognized immediately in the statements of income. Movements in fair value of derivatives not formally included in hedging relationships are recognized in the statements of income.

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on or derived from observable market data, which provides the most reliable indication of a change in the contract’s fair value.

More specifically, valuations for derivative financial instruments are based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices for instruments that are similar in nature and maturity and (iii) valuation models and other valuation techniques usually applied by market participants. The valuations also include adjustments to account for counterparty credit risk and liquidity of the market. We have consistently applied this valuation methodology for each reporting period presented.

Market valuations, in particular those which are not based on readily available quoted market prices, include an inherent element of uncertainty. This uncertainty increases with the duration of the underlying contracts and with situations where liquidity of the underlying market is limited due to low trading volumes. Market valuations can also significantly differ from the actual gains and losses that will be realized upon maturity of the contract, because of changes in market conditions or because of particular events such as amendments to the underlying contract. More generally, any changes to the facts and circumstances regarding market conditions and underlying assumptions for valuation purposes could significantly affect our operating results.

Estimation of Oil and Gas Reserves

Evaluations of oil and gas reserves are integral to making investment decisions about oil and gas properties such as whether development should proceed or enhanced recovery methods should be undertaken. Oil and gas reserve quantities are also used as the basis for calculating unit-of-production amortization rates and for evaluating impairment. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations, commercial and market assessment, and detailed analysis of well information such as flow rates and reservoir pressure declines. Reserve changes are made within a well-established, disciplined process driven by senior level management with technical experience and engineering professionals culminating in internal and external reviews and approval by senior management.

Key features of the reserves estimation process include rigorous peer-reviewed technical evaluations and analysis of well and field performance information (such as flow rates and reservoir pressure declines), and a requirement that management make significant funding commitments toward the development of the reserves prior to booking.

Although the Group is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in long-term oil and gas price levels.

Proved reserves are further subdivided into developed and undeveloped reserves. Over time, undeveloped reserves will be reclassified to the developed category as new wells are drilled, existing wells are re-completed and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the time of recording proved reserves to the start of production from these reserves.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, or (2) new geologic, reservoir or production data, or (3) changes to underlying price assumptions used in the determination of reserves. This category can also include changes associated with the performance of improved recovery projects and significant changes in either development strategy or production equipment/facility capacity.

Reserves are estimated yearly by each affiliate based on group guidelines. A multidisciplinary team from the Group performs a systematic review of reserves estimates to ensure consistency of information and compliance with relevant rules and guidelines.

In addition to the yearly full internal review of our assets holding reserves, we have, since 2004, initiated an external independent evaluation of our reserves by an independent and experienced consulting firm.

Our reserves as well as the “Guidelines for the Gaz de France Book of Reserves” are independently evaluated every year. We have adopted the SEC definitions for our proved reserves, and these definitions are included in the guidelines.

This independent evaluation is cyclical, and will review, over three year rolling periods, over 90% of the reserves booked by the Group. For the period covering the 2005-2007 Book of Reserves, this independent evaluation was awarded to DeGolyer and MacNaughton. The percentage of proved reserves independently evaluated by DeGolyer and MacNaughton in 2007 was 36%.

Accounting for Exploration and Production Activities

We apply IFRS 6 “Exploration for and evaluation of mineral resources” to record exploration and estimation costs. Geological and geophysical costs are expensed in the period in which they are incurred. Exploration and evaluation drilling costs are capitalized as assets under construction pending the determination of whether proved reserves have been found. If proved reserves are identified, these assets are recorded as tangible assets and depreciated over the period of production. If proved reserves have not been found, they are expensed.

We apply the “successful efforts” accounting method to account for development costs and production properties and assets. Under this method, costs are accumulated on a field-by-field basis. Mineral rights relating to unproved reserves are capitalized and assessed for impairment on an annual basis or more frequently if indicators of impairment are identified. An impairment is recognized if proved reserves are not discovered. If proved reserves are not identified, exploration and evaluation drilling costs are expensed in the period in which this determination is made.

Amortization of mineral rights begins when production commences. Costs of development associated with producing properties, including restoration costs, are depreciated using the unit of production method (“UOP”), in line with the depletion of the property based on proved developed reserves.

Impact of Oil and Gas Reserves on Amortization

The capitalized exploration and development costs for proved oil and gas properties (which include the costs of drilling unsuccessful development wells) are amortized on the basis of oil-equivalent barrels that are produced in a period as a percentage of the estimated proved developed reserves.

The impact of changes in estimated proved developed reserves is dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved developed reserve estimates are revised downwards, earnings could be affected by higher amortization expense or an immediate write-down of the property’s book value.

Given the large number of producing fields in the Group’s portfolio, it is unlikely that any changes in reserve estimates, year on year, will have a significant effect on prospective charges for amortization.

Provisions

The general guidance provided by IFRS requires that liabilities should be recorded when it is probable that the liability or obligation may give rise to an indemnity or payment. Significant judgment by management is required to comply with this guidance taking into consideration all the relevant facts and circumstances. Management must evaluate and estimate the amounts that may be required to be paid in the future, including additional amounts in relation to income taxes, contractual obligations, settlement of pending litigation, or other liabilities. The financial results may be affected by judgments and estimates related to these provisions. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events.

Deferred Taxes

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned. In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences. Recoverability of deferred income tax assets are based on estimates of future taxable income. This requires the preparation of significant estimates and judgment by the Group.

Consolidation, the Treatment of Certain Minority Interests and Related Transactions

The consolidation methods used by the Group consist of the full consolidation method and the proportional consolidation method.

•	Subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated.

•	Companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest.

•	The equity method is used for all associate companies over which the Group exercises significant influence. Significant influence is presumed to exist where the Group holds 20% or more of a company’s voting rights. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated statements of income.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in Note 24 of our consolidated financial statements.

The acquisition of minority interests are not currently covered by IFRS. Guidance is pending from the IASB on the accounting treatment of this type of transaction. Therefore, absent specific guidance, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

The Group signed agreements with minority shareholders of certain consolidated subsidiaries, providing that the Group is committed to purchase their shares, as from a given date, for an amount which can be fixed or determined at purchase date. Currently, these commitments are recognized as a financial debt for their purchase value (which can be the discounted value of the strike price in the case of a fixed price) against a reduction in minority interests. The difference between the amount of the financial debt and the carrying value of minority interests is recorded as goodwill. This method reflects the accounting treatment which would have been applied at the date of acquisition. In the statements of income, minority interests remain computed and the subsequent change in value of the commitment is recorded as an adjustment of goodwill. Although the IFRIC has confirmed that a financial liability should be recognized, no interpretation has been published. Consequently, the Group will continue to apply its current accounting policy, at least until the IASB publishes an amendment to IFRS 3 “Business Combinations”.

Recognition of Greenhouse Gas Emission Rights

In the absence of an IFRS or other standard interpretation with regard to the recognition of CO2 emission quotas, quotas granted for free are recognized at zero value. Transactions on the market are recognized at their transaction value. Any difference between available quotas and known obligations is posted as a provision at market value.

Outlook

Investors are strongly cautioned not to place undue reliance on the foregoing financial objectives. Gaz de France has not made and does not make any representation to any person regarding the ultimate performance of Gaz de France or GDF SUEZ relating to these financial objectives. Gaz de France does not intend to update or otherwise revise this information to reflect circumstances existing after the date when such financial objectives were made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the estimates are or are shown to be in error. Actual results may be materially higher or lower.

The following financial objectives were not prepared with a view toward complying with the guidelines or policies established by regulatory authorities in France or the United States of America, including without limitation, the published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding financial projections, but, in the view of the management of Gaz de France, were prepared on a reasonable basis, reflect the best estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action of Gaz de France, as of the date of their preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results.

Those financial objectives were prepared using IFRS accounting principles used by Gaz de France for its consolidated accounts. Neither the independent accounting firms of Gaz de France, nor any other accounting firm, have examined these financial objectives, nor have they expressed any opinion or any form of assurance on the ability of Gaz de France to achieve these financial objectives or on the amounts of the financial objectives themselves, and they assume no responsibility for, and disclaim any association with these financial objectives in that respect. Neither Gaz de France nor its affiliates assume any responsibility if future results differ from these financial objectives.

Financial objectives

We are targeting €6.1 billion in adjusted operating income over 2008. This objective is in line with that set for the period from 2005 — 2008, forecasting average growth of 10% per year.

This objective presumes: (i) that administrative rates for natural gas, notably in France, fully reflect the corresponding supply costs; (ii) an average climate in the countries in which the Group operates; (iii) exchange rates and raw material and energy related product prices based on 2007 year-end forward curves; and (iv) changes in the gas market in terms of volume and changes in Group market share based on the estimations or decisions of the management bodies of Gaz de France or its subsidiaries, which could change or be modified in the future.

We presented a 2005-2008 investment plan of €17.5 billion and, at year end 2007, the Group had invested €10.2 billion. For 2008, we anticipate an increase in capital expenditures that should reach €4 billion.

Lastly, we will pursue our dynamic dividend payout policy with a view to grant an attractive return compared to that of the sector in compliance with announced objectives in the framework of the creation of the new GDF SUEZ Group.

Recent operations and projects

Rates outlook

•	On March 21, 2008, the French ministry responsible for energy made public the new rates recommended by the CRE for third-party access to the natural gas distribution network (the ATRD 3 rates schedule). These rates are scheduled to come into force on July 1, 2008.

•	New access rates to transmission infrastructures and re-gasification terminals in France are being prepared.

•	Gaz de France is looking to finalize the new public service contract for 2008-2010 as soon as possible. This contract should notably set the provisions for changes in public distribution rates for the next three years.

Shareholder compensation

•	Subject to the approval by the combined general meeting, the dividend has been increased to 1.26 euros per share, up 15% on 2006. This increase enables a distribution rate representing 50% of net earnings.

•	Gaz de France is continuing to roll out its share buyback program launched in early 2008. This program concerns up to 24,500,000 shares, representing around 2.5% of the company’s capital.

Merger

The operational and financial objectives of the combined Group have been confirmed:

•	The combined Group’s objective is to reach approximately €17 billion in adjusted operating income by 2010, due to the increase in its asset portfolio at the date of the merger and the industrial investment program described below, and following the removal of certain assets from the scope of consolidation pursuant to commitments made by Gaz de France and Suez to the European Commission. The combined Group will seek to compensate the sale of these assets by simultaneous acquisitions of equivalent assets with other market players. The additional impact of such transactions will be, as the case may be, communicated once they are determined. GDF SUEZ adjusted operating income is defined as operating income before (i) amortization, depreciation and provisions, (ii) replacement costs, (iii) employee share-based payments,

(iv) mark-to-market on commodity contracts other than trading instruments, (v) restructuring costs and (vi) disposals of assets, net.

•	The GDF SUEZ objective to reach approximately €17 billion in adjusted operating income by 2010 will be pursued through the implementation of the new strategy of the combined Group as described in “The Merger — Reasons for the Merger of Gaz de France and Suez — Strategy of the combined Group,” which assumes an essentially organic industrial investment program of €10 billion per year on average between 2008 and 2010 (including more than €8 billion in 2008). Approximately 25% of these industrial investments per year will relate to investments in maintenance (maintenance of industrial facilities, contractual investments or investments required by applicable regulations, such as environmental investments or the rehabilitation of facilities), with the remaining 75% relating to development investments. The combined company’s strategy with respect to its investment program by branch is as follows:

Average annual investments over 2008-2010

Amount
(in billions of euros)

Energy France	1.0 to 1.5
Europe and International Energy	4.0 to 4.5
Global Gas and LNG	1.0 to 1.5
Infrastructures	1.5 to 2
Energy Services	0.3 to 0.5
Environment	approximately 1.5

For future periods, the combined company expects to maintain a dynamic dividend policy which will offer attractive returns for the sector. The objective will be to have an annual distribution of more than 50% of recurring net income attributable to equity holders of the parent and average annual growth of 10-15% between the amount of dividends paid in 2007 (based on the dividends paid by Gaz de France in 2007 in respect to the 2007 financial year (i.e., €1.10 per share)). Suez shareholders will also benefit from dividends distributed by Suez Environment Company beginning in 2009 with respect to the 2008 financial year.) and the amount of dividends paid in 2010. The combined Group will also have the potential for additional dividends distributions and a share buy-back program.

The combined Group seeks to maintain a “strong A” rating in line with the above.

For a more detailed discussion of the merger, including information on the strategy of the combined Group and the synergies expected from the merger, see “The Merger — Reasons for the Merger of Gaz de France and Suez — Synergies.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF SUEZ

Suez’ operating results are generally affected by a variety of factors, including compliance with laws and government regulations governing the energy and environment sectors, fluctuation of energy prices, participation in evolving markets, currency fluctuations and particularly the continuation of the deregulation processes in the European energy sector. Since the implementation of IAS32/39 in 2005, Suez’ operating results are also affected by fluctuations in the mark-to-market of certain energy contracts and derivatives.

In 2007, revenues increased by €3,186 million, or 7.2%, from €44,289 million in 2006 to €47,475 million in 2007 driven by higher revenues in all segments and higher gas prices. Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net increased by €678 million or 15.1%, from €4,497 million in 2006 to €5,175 million in 2007. Income from operating activities increased by €40 million or 0.8% from €5,368 million in 2006 to €5,408 million in 2007. The ordinary dividend that will be submitted for approval to the Suez’ general shareholders’ meeting will amount to €1.36 per share.

The discussion below should be read together with Suez’ Annual Financial Statements as of December 31, 2007, 2006 and 2005 and for each of the years then ended (the “Annual Consolidated Financial Statements”).

Suez’ Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union (EU). Suez has applied IFRIC 12 since December 31, 2006. Suez assessment is that IFRIC 12, although still under review by Europe, is compliant with the standards as endorsed by the EU and believes that the provisions set out therein may be used as guidance.

IFRS Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Suez’ significant accounting policies are in accordance with IFRS and are described in Note 1 to the Suez’ 2007 Annual Consolidated Financial Statements, “Summary of significant accounting policies.” The following policies represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions and relate to matters that are inherently uncertain.

Useful lives of property, plant and equipment and intangible assets and impairment

Property, plant and equipment and intangible assets (other than goodwill) are recorded at cost and depreciated based on management’s estimates/determinations over their economic useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that difference is adjusted on a forward basis. Due to the significance of fixed asset investment, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

Property, plant and equipment and intangible assets are impaired if there are changes in circumstances indicating that the carrying value of the assets is not recoverable. Suez uses the best information available to estimate fair value of these assets and may use more than one source. In estimating the future cash flows of property, plant and equipment and intangible assets, judgment is exercised based on management’s intent to use the asset.

A change in these estimates or a change in Suez’ plans regarding, or probability assessments of, holding or selling an asset could have a significant impact on the Suez’ future operating results.

Goodwill

Impairment tests are carried out annually, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units, or CGUs, which are groups of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount (the higher of its fair value less costs to sell and its value in use) of the CGU is compared to its carrying amount. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. While Suez’ management believes that the assumptions and inputs used to determine the recoverable amount are appropriate, they are subject to judgment. The most significant inputs are extracted from Suez’ medium-term business plans. Assumptions regarding discount rates have been based on the specific characteristics of the operating entities concerned and the assumptions that revenue growth rates (excluding inflation) will not exceed 2%. Terminal values have been determined in line with the available market data specific to the operating segments concerned. If the carrying value exceeds the recoverable amount, an impairment charge for the difference is recorded in the income statement.

Provisions

Suez maintains provisions related to its obligations for dismantling nuclear power stations, reprocessing and storage of nuclear fuel and environmental remediation. The assumptions underlying the estimates of these provisions are discussed in more detail in Note 19 to the Suez’ 2007 Annual Consolidated Financial Statements. Suez’ management believes these assumptions are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which Suez operates.

Pension and other employee benefit obligations

Suez has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Certain of these obligations apply broadly to most of its employees. The accounting for these obligations requires Suez to make certain estimates based on assumptions that have a significant impact on the related liabilities and costs recorded in its financial statements.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made. The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country in which Suez operates. Additionally, pension cost is influenced by the weighted expected return on plan assets. The discount rates used are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area. The actuarial assumptions and valuation methods currently used for pension plan and similar benefit commitments are presented in Note 20 to Suez’ 2007 Annual Consolidated Financial Statements.

In regards to employee benefit obligations, Suez has elected to use the option available under IAS 19 and to discontinue the corridor method in 2006.8 Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar fashion. However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

Fair value of derivative financial instruments

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on or derived from observable market data, which provides the most reliable indication of a change in the contract’s fair value.

More specifically, valuations for derivative financial instruments are based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over the counter third parties and (iii) valuation models and other techniques usually applied by market participants. The valuations

 8 Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets was recognized through the consolidated income statement over the remaining service lives of plan participants.

also include adjustments to account for counterparty credit risk and liquidity of the market, which is based on the bid-ask price. Suez has consistently applied this valuation methodology for each reporting period presented. A more detailed discussion on fair value calculations and credit risk is reflected in Note 15 to Suez’ 2007 Annual Consolidated Financial Statements.

Market valuations, in particular those which are not based on readily available quoted market prices, include an inherent element of uncertainty. This uncertainty increases with the duration of the underlying contracts and with situations where liquidity of the underlying market is limited due to low trading volumes. Market valuations can also significantly differ from the actual gains and losses that will be realized upon maturity of the contract because of changes in market conditions or because of particular events such as amendments to the underlying contract. More generally, any changes to the facts and circumstances regarding market conditions and underlying assumptions for valuation purposes could significantly affect Suez’ operating results.

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. Suez is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue amounts recorded are estimated. However, Suez has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

Measurement of capitalized tax loss carry-forwards

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable profit will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of earnings forecasts as included in the medium-term business plan.

Documentation of the own use exemption

Most of the commodity contracts that Suez has entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under IAS 39. However, many of these contracts are designated and documented as own use contracts; consequently, they are excluded from the scope of IAS 39 and accounted for at cost. As a result, any price volatility inherent in these contracts is not reflected in Suez’ operating results, since unrealized gains and losses on these contracts are not recorded. If the conditions and criteria to apply such an exemption were modified because of future interpretations or actions from the IASB, the impact on its financial position and its future operating results could be significant.

A.	Results of operations

2007 Compared to 2006

	December 31,	December 31,	% Change
	2007	2006	(reported basis)
	(in € millions)

Revenues	47,475	44,289	7.2%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	5,175	4,497	15.1%
Income from operating activities	5,408	5,368	0.8%

All data are taken from accounts prepared in accordance with IFRS.

Revenues

Suez reported a sustained increase in revenues, with a 7.2% rise.

Growth in revenues amounting to €3,186 million, can be broken down as follows:

•	a positive €118 million impact driven by higher gas prices;

•	a positive €812 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a negative impact of €430 million, due primarily to changes in the value of the US dollar; and

•	higher revenue contributions of €2,686 million from:

•	SUEZ Energy Europe (up €916 million) enjoyed increased sales in France and Germany against a backdrop of higher electricity prices across Europe.

•	SUEZ Energy International (up €654 million) benefited from strong commercial momentum in all of its developing markets, notably in the Americas and in the Middle East, amid a spike in energy demand and rising prices.

•	SUEZ Energy Services (up €559 million) recorded a sharp increase in demand in France for installation and maintenance activities (up €241 million), a strong performance by its services business in Belgium and rapid expansion in both the UK and Spain.

•	SUEZ Environment (up €557 million) posted growth driven by (i) waste services in France (up €101 million) and in the UK (up €102 million); (ii) water services in France (up €63 million), (iii) Agbar (up €127 million) and (iv) the international segment (up €111 million), particularly China.

Revenue breakdown by geographical area

	December 31, 2007			December 31, 2006
	France	Belgium	International	France	Belgium	International
	(in € millions)

SUEZ Energy Europe	1,861	10,132	5,617	1,133	9,735	5,103
SUEZ Energy International	14	—	6,563	—	32	6,210
SUEZ Energy Services	5,381	1,172	4,713	5,229	1,066	4,342
SUEZ Environment	4,676	455	6,891	4,447	384	6,608

Suez Group Total	11,932	11,759	23,784	10,809	11,217	22,263

Revenues by geographical area can be broken down as follows:

	December 31,	December 31,
	2007	2006 (*)	Change in %
	(in € millions)

France	11,932	10,809	10.4%
Belgium	11,759	11,217	4.8%
France-Belgium sub-total	23,691	22,026	7.6%

Other European Union countries	13,467	12,341	9.1%
Other European countries	757	707	7.0%
North America	4,189	4,184	0.1%
Europe and North America sub-total	42,104	39,258	7.2%

South America	2,206	1,863	18.4%
Asia/Middle East and Oceania	2,446	2,497	(2.0)%
Africa	719	671	7.2%

Suez Group Total	47,475	44,289	7.2%

(*)	2006 data have been adjusted to include Baymina (Turkey) in the “Asia/Middle East and Oceania” region (previously in “Other European countries”).

In 2007, Suez generated 89% of its revenues in Europe and in North America, of which 80% came from the European continent alone.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net up €678 million reflects:

•	mainly, operating items accounting for a rise of €882 million;

•	higher net charges to depreciation, amortization and provisions; and

•	the rise in stock option expense.

Income from operating activities

Income from operating activities increased by 0.8% during the year to €5,408 million despite the €754 million decrease in income from asset disposals to €339 million in 2007. Asset disposals mainly include the impact of Electrabel’s sale of a portion of its interests in the Brussels and Walloon inter-municipal companies, Agbar’s sale of Applus, and the disposal of a number of non-strategic listed investments. Income from operating activities for 2006 mainly included the sale by SUEZ Energy Europe of a portion of its interest in the Flemish inter-municipal companies, the disposals of Colbùn and Hanjin City Gas by SUEZ Energy International and of Reva by SUEZ Energy Services, and the sale of the residual stakes in M6 and 9Cegetel.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €68 million impact on income from operating activities, compared with a positive impact of €17 million in 2006.

Income from operating activities was also impacted in 2007 by asset write-downs amounting to €132 million (€150 million in 2006), in particular concerning fixed assets in the US, as well as restructuring costs totaling €43 million.

Segment profit

Suez uses Gross Operating Income, or GOI, as a measure of segment profit, which is closely related to consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net. Refer to Note 3 of the Suez’ 2007 Consolidated Financial Statements for a reconciliation of GOI to income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

Electricity and Gas

	December 31, 2007			December 31, 2006			% change
	SEE	SEI	Total	SEE	SEI	Total	(reported basis)
	(in € millions)

Revenues	17,610	6,577	24,187	15,971	6,242	22,213	8.9%
Gross operating income	3,574	1,666	5,240	3,060	1,566	4,626	13.3%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,622	1,204	3,826	2,141	1,099	3,240	18.1%
Mark-to-market on commodity contracts other than trading instruments	39	34	73	66	(48)	18	N/A
Impairment	—	(83)	(83)	22	(86)	(64)	N/A
Restructuring costs	1	—	1	(8)	—	(8)	N/A
Disposals of assets, net	139	(76)	63	288	145	433	N/A
Income from operating activities	2,801	1,079	3,880	2,509	1,110	3,619	7.2%

Suez Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe increased by €1,639 million or 10.3% compared to 2006.

Electricity

Electricity volumes sold totaled 167.5 TWh in 2007, representing an 18.8% year-on-year rise in revenues to €11.4 billion. This increase essentially reflects the overall rise in market prices in Europe since mid-2005 and higher sales volumes.

•	In Belgium, overall revenue growth reflects the rise in market electricity prices driven mainly by an increase in the price of fossil fuels, even though this increase has not been passed on in selling prices to residential customers. Volumes sold fell back slightly by 1.1 TWh, or 1.5% to 72.3 TWh as a result of mild weather conditions in early-2007, the full-scale deregulation of electricity retail markets and the dip in wholesale electricity sales.

•	In the Netherlands, reported revenues increased strongly by 10.6% as a result of the consolidation of Rendo and Cogas as of October 2006, rising energy prices, and changes in the sales mix on this market.

•	Electricity volumes sold outside Benelux increased by 21.1% and in 2007 accounted for 41% of the Suez Group’s electricity sales in Europe. Revenue growth was also boosted by the full consolidation of Compagnie Nationale du Rhône and the commissioning of production assets in Spain during 2006, as well as in Italy and Portugal in 2007. Sales performances were especially good in Germany, while changed contract models in central Europe benefited from favorable pricing conditions.

Gas

The 6.8% decrease in gas volumes sold by Electrabel is mainly attributable to the impact of mild weather conditions in the early part of 2007 on sales to residential customers in the Benelux region. Nevertheless, revenues increased by €64 million thanks to strong sales in the Netherlands.

Distrigas was also affected by the mild weather conditions and saw revenues fall €108 million due to a decrease in volumes sold in Belgium and fewer trading opportunities. Outside of Belgium, Distrigas successfully pursued its growth strategy consisting in targeting the industrial segment, which yielded particularly good results in The Netherlands and Germany. Revenues posted by the LNG business grew, with the sale of four cargos in the year.

Other

The €136 million decrease in revenues on this segment was essentially triggered by disposals in the services business.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income increased by 16.7%, or €514 million on a reported basis to €3,574 million, buoyed by the full consolidation of Compagnie Nationale du Rhône as of end-2006, as well as due to higher contributions reported by the SEE segment as a whole.

The electricity business was boosted by the combined impact of a number of different factors in the year. Nuclear- and hydro-based output expanded significantly by 2.6 TWh, with the dry weather over the first six months of 2006 having hampered operating conditions for certain nuclear plants as well as hydro levels in France. Market conditions also benefited the electricity business: the decline in market prices for CO2 emissions allowances in the 2005-2007 period and lower prices for fossil fuels during the year had a favorable impact on fossil fuel production costs, albeit in proportions limited by market volatility at the end of the year, especially in the coal segment.

Due to the various existing mechanisms used to establish selling prices for electricity on different segments, changes in market prices are passed on to average selling prices progressively. Electrabel adopts a hedging policy covering moving three-year periods in order to protect itself against volatility in the energy market. In contrast, the impact of hedging means Electrabel is still benefiting from the structural rise in energy prices in 2005-2006.

Lastly, gross operating income was boosted by the commissioning of new production facilities over the last 24 months, especially in south-west Europe. In Spain, this concerned the 800 MW Castelnou power plant, while in Italy new production capacity included the start-up of the 380 MW Roselectra and Leini facilities, as well as the 390 MW Vado Ligure 5 plant. However, this momentum was slowed down by the adverse impact of a number of regulatory measures in Hungary, France, Spain and Italy.

Despite an improved operating performance, gross operating income recorded by Distrigas fell back slightly (down €17 million) as certain favorable non-recurring items recorded in the prior period were not carried over into 2007.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy Europe rose to €2,622 million powered by the factors outlined above. It was also boosted by two provision write-backs relating to (i) Distrigas and (ii) a review of the methods used to calculate provisions for nuclear waste reprocessing in Belgium, following the Monitoring Committee’s decision of March 2007.

SUEZ Energy International

Revenues

SUEZ Energy International reported a 5.4% rise in sales or a €335 million increase, which can be broken down as follows:

•	a positive €189 million impact driven by higher gas prices;

•	a negative €155 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a negative impact of €353 million resulting mainly from the US dollar; and

•	higher revenue contributions of €654 million from:

•	North America (up €247 million), essentially due to the commercial successes of SERNA (SUEZ Energy Resources North America), which supplies electricity to business and industrial customers in the US, as well as to improvements in the merchant energy business as a result of both a rise in output and higher prices;

•	Asia and the Middle East (up €96 million) due to the Suez Group’s growing presence in the Gulf region (up €72 million) and improved sales in Thailand (up €11 million) and Turkey (up €14 million);

•	Latin America (up €257 million), where the rise in electricity sales in Brazil (up €129 million), Peru (up €57 million) and Chile (up €65 million) was fuelled by both higher prices and an increase in volumes sold;

•	the LNG business (up €54 million), for which London-based optimization efforts continued.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income came in at €1,666 million (up €100 million). The increase in gross operating income was due to a negative impact resulting from exchange rate fluctuations (€60 million), a negative impact relating to changes in scope of consolidation (€30 million), and a higher contribution (€190 million) resulting mainly from the combined effect of the following factors:

•	Latin America is the leading contributor to this growth (up €141 million) mainly due to the performances of (i) the Brazilian electricity business (up €96 million), resulting in particular from the development of export sales in the summer of 2007 and higher selling prices; (ii) Peru (up €27 million), notably due to the commissioning of the 174 MW OCP1 plant in December 2006 and the 174 MW OCP2 plant in July 2007; and (iii) Chile, where the northern region experienced sharp increases in market prices.

•	North America came in €7 million lower compared to 2006, essentially due to the merchant energy business (accounting for a decrease of €74 million) which was impacted by weak spark spreads in 2007. This was mostly offset by improved margins within SUEZ LNG North America and SERNA.

•	Asia and the Middle East delivered growth of €40 million in gross operating income, due notably to the commissioning of the 585 MW Sohar plant in Oman at the beginning of June 2007 and fees earned on new projects in the Middle East.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy International increased by 9.5% to €1,204 million. This increase was the result of a negative impact from fluctuations in the US dollar (€36 million), a negative impact relating to the disposal of Hanjin City Gas and Colbùn in 2006 (€16 million) and a higher contribution (€157 million) essentially driven by the sharp upturn in gross operating income.

Income from operating activities

SUEZ Energy International posted a slight 2.8% fall in reported income from operating activities compared to 2006, to €1,079 million. In addition to the aforementioned items impacting income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, this change reflects:

•	significant capital gains of €145 million in 2006 generated on the disposal of Colbùn in Chile and Hanjin City Gas in South Korea;

•	the positive €34 million impact of marking-to-market commodity derivatives at December 31, 2007 (versus a negative €48 million impact at December 31, 2006), relating in particular to economic hedges of gas and electricity purchases and sales entered into by North American operations;

•	impairment charges, which amounted to €83 million in 2007 (versus €86 million in 2006), and mainly reflect write-downs on merchant power plants in the US.

SUEZ Energy Services

	December 31,	December 31,	% change
	2007	2006	(reported basis)
	(in € millions)

Revenues	11,266	10,637	5.9%
Gross operating income	801	591	35.5%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	555	392	41.6%
Mark-to-market on commodity contracts other than trading instruments	—	—	N/A
Impairment	(6)	(23)	N/A
Restructuring costs	(16)	(25)	N/A
Disposals of assets, net	15	112	N/A
Income from operating activities	548	456	20.2%

Revenues

SUEZ Energy Services delivered revenue growth of €629 million on a reported basis, or 5.9% in 2007.

•	In France, all entities (Ineo, Endel, Axima, Seitha) reported strong growth in installation and maintenance activities, with reported growth coming in at €233 million. Service activities in France (Elyo) turned in a strong fourth-quarter performance that kept revenues at level with 2006 figures.

•	In Belgium, growth remained strong (up €123 million) driven primarily by strong performances from Fabricom’s international operations (expansion of oil and gas activities in the North Sea) and from all Axima Services businesses.

•	Tractebel Engineering reported revenue growth of €123 million buoyed by vigorous results from energy and infrastructure divisions. Growth in revenues was also boosted by a positive €95 million impact of a non-recurring item (definitive agreement signed with Statoil on the Snohvit contract).

•	Outside France and the Benelux, growth also reflects the improvements in the UK and in Spain, as well as the development of electricity and gas (up €135 million).

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income reported by SUEZ Energy Services came in at €801 million, boosted by a €95 million contribution further to the definitive agreement signed on the Snohvit contract and strong continuing operational improvements in all of the business units:

•	Service activities in France accelerated their commercial expansion. Improvements in operating efficiency offset the impact of mild weather in the first half of the year and a fall in sales of CO2 emissions allowances, and helped to increase growth.

•	Installation activities in France enjoyed robust business volumes bolstered by a strong order book and a large number of new orders, while efforts to optimize organizational structures continued apace.

•	In Belgium, installation activities benefited from good market conditions and reported profitability gains thanks to organizational streamlining measures. Service activities also continued on a highly satisfactory upward trend, while Fabricom AS successfully executed major orders in the oil and gas sector in Norway.

•	International installation operations continued to gain ground, powered in particular by the acquisition of Crespo y Blasco in Spain. UK subsidiary ABS got back on the growth track, while the region’s other companies posted upbeat results.

•	In the Netherlands, GTI continued its recovery and forged ahead with organizational adjustments.

•	Tractebel Engineering reported significant advances across its various businesses (energy, nuclear and international operations) and realised an improvement in both the volume and quality of its order book. Having discontinued its turnkey gas infrastructure operations, the company improved the profitability of its infrastructure activities thanks to a more selective approach to orders.

SUEZ Energy Services recorded 41.6% growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, which stands at €555 million. SES was buoyed by improved operating performances from the installation and engineering businesses and a better risk profile. Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net also reflects the positive €85 million impact arising on the Snohvit contract.

Restructuring costs fell back sharply to €16 million (€25 million in 2006 and €87 million in 2005), and mainly concerned GTI and BU International. Asset impairments amounted to €6 million, down significantly on the 2006 figure (€23 million), which mainly consisted of a write-down on Elyo Iberica co-generation assets due to the rise in gas prices. Capital gains and losses in 2007 related mainly to sales of real estate assets. In 2006, SES had booked a capital gain of €129 million on the sale of Reva.

Income from operating activities

On the back of this performance, SUEZ Energy Services delivered €548 million in income from operating activities, up €92 million on the prior-year figure.

SUEZ Environment

	December 31,	December 31,	% change
	2007	2006	(reported basis)
	(in € millions)

Revenues	12,022	11,439	5.1%
Gross operating income	2,102	1,983	6.0%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,077	1,044	3.1%
Mark-to-market on commodity contracts other than trading instruments	(6)	(2)	N/A
Impairment of assets/provisions for loss in value of securities	(36)	(54)	N/A
Restructuring costs	(12)	1	N/A
Disposals of assets, net	177	154	N/A
Income from operating activities	1,200	1,143	5.0%

SUEZ Environment delivered €583 million revenue growth on a reported basis in 2007. This performance reflects a series of commercial successes as well as vigorous acquisitions-led growth. Revenue growth was impacted by the 2006 disposal of Teris North America entities along with Brazilian and Argentinean operations. Exchange rate fluctuations generated a negative impact of €92 million. Higher revenue contributions amounted to €557 million. This growth performance breaks down by region — as follows:

•	Despite unfavorable summer weather conditions for drinking water distribution activities, European water services posted sustained revenue growth of €190 million, powered mainly by Agbar (up €127 million) and water services in France (up €63 million).

•	European waste services also reported strong revenue growth of €259 million, buoyed by a powerful growth momentum in the UK (up €102 million due to the start-up of Private Finance Initiative contracts), and by robust demand in France (up €101 million), particularly for waste processing.

•	International operations delivered revenue growth of €108 million, on the back of new water and waste contracts in China (up €34 million), price adjustments obtained for the regulated water business in North America (up €48 million) and the expansion of waste activities in Australia (up €26 million). These excellent results were slightly dampened by a downturn in Degrémont’s operations (down €43 million), by definition more volatile and also unflattered by a strong performance in 2006. International operations enjoyed a string of major commercial successes towards the end of 2007 (Palm Jumeirah and Cairo contracts, etc.), which are set to have a favorable impact in 2008.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

SUEZ Environment’s revenue growth was powered by a strong operating performance, in terms of both gross operating income, which climbed €119 million (6.0%) on a reported basis, outpacing revenue growth, and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net which enjoyed sustained growth of €33 million, or 3.1%. However, the increase in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was less than the increase in gross operating income, due notably to higher depreciation and amortization charges.

By geographic area, the sharp increase in gross operating income is attributable to:

•	dynamic growth of €58 million in gross operating income for European water services, thanks to excellent results from Agbar and the recovery of OIS. Despite unfavorable climatic conditions, water services in France reported growth in gross operating income;

•	strong growth of €63 million in gross operating income for European waste services. This reflects a good performance from France, strong growth in Belgium thanks to the improvements of the Sleco incinerator as well as ongoing improvements in operating profitability in the Netherlands and Germany. On the other hand, growth in the UK was hit by the one-off impact of the new PFI contracts in Cornwall and Northumberland that came into force at the end of 2006;

•	higher revenue contributions of €30 million in gross operating income for International operations, resulting from price adjustments at United Water and an excellent performance from Sita Australia. The contribution reported by Degrémont held firm, despite a slight downturn in business. Changes in the scope of consolidation and exchange rate fluctuations had a negative impact of respectively €25 million and €12 million.

Income from operating activities

SUEZ Environment reported a 5% rise in income from operating activities to €1,200 million. This reflects growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net and €177 million in capital gains on disposals, booked mainly by Agbar, most notably on its sale of its 53.1% interest in Applus at the end of November.

Other operations

	December 31,	December 31,	% change
	2007	2006	(reported basis)
	(in € millions)

Gross operating loss	(178)	(117)	(51.7)%
Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(282)	(180)	(56.5)%
Gain/(Loss) from operating activities	(220)	150	N/A

Gross operating loss for the “Other” operations in 2006 included a €73 million non-recurring gain on SI Finance’s private equity portfolio. The cost of the bonus share and stock option awards and employee share plans set up by Suez squeezed income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in 2007.

The segment reported a €220 million loss from operating activities in 2007, compared to income from operating activities of €150 million in 2006. The 2006 figure included €395 million in gains on the disposal of major assets, primarily the sale of residual interests in M6 and 9 Cegetel. In 2007, capital gains amounted to €85 million and mainly concern non-strategic listed companies.

Other income statement items

	December 31,	December 31,	% change
	2007	2006	(reported basis)
	(in € millions)

Income from operating activities	5,408	5,368	0.8%
Financial loss	(722)	(731)	1.2%
Income tax expense	(528)	(815)	35.3%
Share in income of associates	458	372	22.9%
Net income	4,616	4,194	10.1%
Minority interests	693	588	17.8%
Net income Suez Group share	3,923	3,606	8.8%

Financial loss

Net financial loss for the years presented remained stable, at €722 million in 2007 compared to €731 million in 2006.

This reflects:

•	a reduction in the net finance cost to €673 million in 2007 from €830 million in 2006, underpinned by foreign exchange gains of €147 million recorded on the Brazilian real in connection with the redemption of Floating Rate Notes at SUEZ Energy International;

•	offset by a lower contribution from other financial income and expenses, due to (i) the non-recurring €56 million positive impact of restructuring Latin American debt in 2006; and (ii) an €86 million fall in dividends received from non-consolidated investments in 2007.

Income tax expense

Income tax expense decreased €287 million year-on-year, reflecting the recognition of a €500 million deferred tax asset, corresponding to the portion of tax losses carried forward by the SUEZ tax consolidation group whose utilization had become probable. Excluding this item and the impact of disposals, the effective tax rate remained stable at 23.6%.

Share in net income of associates

Share in net income of associates climbed €86 million year-on-year, due mainly to:

•	a €130 million rise in the contribution from inter-municipal companies boosted by non-recurring items in 2007, in particular the capital gain on the disposal of TVD operations in the Walloon region;

•	the full consolidation of CNR (previously equity-accounted) as from December 31, 2006, which had a negative €68 million impact on net income of associates.

Minority interests

Net income attributable to minority interests climbed €105 million, due largely to the full consolidation of CNR as from the end of 2006 (positive impact of €29 million), as well the €21 million and €36 million increases in income reported by Distrigas and Agbar, respectively.

2006 Compared to 2005

	December 31,	December 31,	% change
	2006	2005	(reported basis)
	(in € millions)

Revenues	44,289	41,489	6.7%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	4,497	3,902	15.2%
Income from operating activities	5,368	4,522	18.7%

All data are taken from accounts prepared in accordance with IFRS.

Revenues

Suez reported a sustained increase in revenues, with a 6.7% rise.

Growth in revenues amounting to €2,800 million, can be broken down as follows:

•	a positive €1,144 million impact driven by higher gas prices;

•	a negative €1,724 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a positive impact of €91 million, due primarily to changes in the value of the Brazilian real (€104 million) and fluctuations in the US dollar (negative €38 million); and

•	higher revenue contributions of €3,289 million from:

•	SUEZ Energy Europe (up €1,461 million), on the back of surging sales outside of the Benelux region, in particular in France, Germany, Italy and Spain, as well as higher electricity prices across Europe;

•	SUEZ Energy International (up €636 million), due to a strong sales momentum. Energy sales climbed €179 million year-on-year in the Asia/Middle East region, and €163 million in Latin America. North American sales came in €193 million higher, with Suez benefiting from stronger direct sales to industrial and commercial customers in the US;

•	SUEZ Energy Services, which reported an increase in revenues of €515 million, due notably to the sharp increase in installation and energy services in France (up €427 million), and to the expansion of climate engineering activities in Europe; and

•	SUEZ Environment, delivered a growth of €677 million owing to (i) strong growth in the water segment in Europe (up €249 million), mainly in France and Spain; and (ii) an increase in the waste services business in Europe (€249 million), notably in France, the United Kingdom and Germany.

Revenue breakdown by geographical area

The share of revenues generated outside France and Belgium increased to €22,263 million in 2006 from €20,808 million in 2005, representing 50.3% of Suez’ total revenues in 2006 compared to 50.2% in 2005.

	December 31, 2006			December 31, 2005
	France	Belgium	International	France	Belgium	International
			(in € millions)

SUEZ Energy Europe	1,133	9,735	5,103	773	9,475	3,945
SUEZ Energy International	—	32	6,210	—	—	5,879
SUEZ Energy Services	5,229	1,066	4,342	4,720	1,144	4,465
SUEZ Environment	4,447	384	6,608	4,227	343	6,519

Suez Group Total	10,809	11,217	22,263	9,720	10,962	20,808

Revenues by geographical area can be broken down as follows:

	December 31,	December 31,
	2006	2005	Change in%
	(in € millions)

France	10,809	9,720	11.2%
Belgium	11,217	10,962	2.3%
France-Belgium sub-total	22,026	20,682	6.5%

Other European Union countries	12,341	10,957	12.6%
Other European countries	1,039	975	6.5%
North America	4,184	4,092	2.3%
Europe and North America sub-total	39,590	36,706	7.9%

South America	1,863	2,120	(12.1)%
Asia/Middle East and Oceania	2,165	2,063	4.9%
Africa	671	600	11.8%

Suez Group Total	44,289	41,489	6.7%

Revenues in Belgium were influenced by the disposal of Electrabel Netten Vlaanderen (revenues amounting to €787 million in 2005), while change in South America reflects the withdrawals from operations by SUEZ Environment during the year (a €396 million fall in revenues).

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net up €595 million reflects:

•	mainly, operating items accounting for a rise of €575 million;

•	the non-recurring nature of the provision booked in 2005 for the AEP dispute in the US (positive impact of €111 million); and

•	conversely, the absence of the positive impacts recorded in 2005 relating to the reform of Electricity and Gas Industry (EGI) pension arrangements in France (a positive impact of €33 million in 2005), and of various other provisions write-backs.

Income from operating activities

Income from operating activities surged 18.7% in 2006, benefiting from capital gains on asset disposals amounting to €1,093 million, including the sale by SUEZ Energy Europe of a portion of its interest in the Flemish mixed inter-municipal companies; the disposals of Colbùn and Hanjin City Gas by SUEZ Energy International and of Reva by

SUEZ Energy Services; and the sale of the residual stakes in M6 and Neuf Cegetel. Capital gains on asset disposals in 2005 amounted to €1,530 million and essentially consisted of the proceeds from the partial sale of Suez’ interest in Elia, as well as the remaining stake in Northumbrian.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €17 million impact on income from operating activities (versus a negative impact of €151 million in 2005).

Income from operating activities was also impacted in 2006 by asset write-downs amounting to €150 million (€658 million in 2005), in particular concerning property, plant and equipment in the US, as well as restructuring costs totaling €89 million.

Electricity and Gas

	December 31, 2006			December 31, 2005			% change
	SEE	SEI	Total	SEE	SEI	Total	(reported basis)
	(in € millions)

Revenues	15,971	6,242	22,213	14,193	5,879	20,072	10.7%
Gross operating income	3,060	1,566	4,626	2,854	1,335	4,189	10.4%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,141	1,099	3,240	1,963	747	2,710	19.6%
Mark-to-market on commodity contracts other than trading instruments	66	(48)	18	(229)	79	(150)	N/A
Impairment	22	(86)	(64)	(79)	(269)	(348)	N/A
Restructuring costs	(8)	—	(8)	13	—	13	N/A
Disposals of assets, net	288	145	433	714	245	960	N/A
Income from operating activities	2,509	1,110	3,619	2,383	801	3,184	13.7%

Suez Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe increased by €1,778 million or 12.5% compared to 2005. This increase was the result of rising gas prices having a positive €855 million impact, the sale of Electrabel Netten Vlaanderen, and higher revenue contributions of €1,461 million.

Electricity

Electricity volumes sold totaled 156.3 TWh in 2006, including 100.1 TWh in the Benelux region. Sales of electricity in the year amounted to €9,594 million, representing growth of 16.9%. This increase essentially reflects the overall rise in market prices triggered by higher fossil fuel prices and higher sales volumes outside the Benelux region (up 24.6%). More than two-thirds of revenue growth in 2006 is powered by sales outside this area.

•	In Belgium, sales volumes dropped by 2.4%, mainly as a result of lower wholesale volumes. Revenue growth of 4.2% was driven by the segment Business (industry and resellers), boosted by the renewal of contracts for a number of industrial customers on the basis of upward price revisions, as well as an increase in volumes sold.

•	In The Netherlands, volumes sold climbed 4.7%. The favorable development of the customer portfolio, increases in selling prices and the consolidation of Rendo and Cogas from the fourth quarter contributed to a 26% surge in revenues.

•	In the rest of Europe, electricity sales continue to record double-digit growth on almost all markets, in terms of both value and volume. This performance comes on the back of strong sales momentum, notably in France (up 48.6% in value), Germany (up 43.1% in value) and Italy (up 34.6% in value). It also reflects certain production facilities which entered into or returned to service (positive impact of €92 million in connection with the start-up of the combined cycle gas turbine plant at Castelnou in Spain in July 2006), and higher selling prices;

Gas

Gas sales were up €595 million (up 32.5% on the prior year figure) with rising gas prices having a positive impact of €359 million. Sales volumes grew by 15.7% due to a strong performance in the industrial sector in The Netherlands, the first-time consolidation of Rendo and Cogas, and wholesale volumes, mainly in the Benelux region. Mild weather in the fourth quarter countered the positive impact of harsh winter conditions in the first three months of the year.

Distrigas posted a rise in industrial sales, notably in France (113 industrial sites now supplied) and The Netherlands. On the other hand, Distrigas experienced a decrease in its sales to power plants outside the Suez Group and in its LNG sales especially after the one-off opportunities in 2005.

Other

The creation of a single operator (Eandis) in first-quarter 2006 resulted in the sale of Suez’ subsidiary Electrabel Netten Vlaanderen to the Eandis entity. Eandis is a wholly owned subsidiary of the mixed inter-municipal companies that operate the Flemish grid. Electrabel Netten Vlaanderen has been therefore deconsolidated, and this essentially explains the decrease in revenues in the Other segment — although margins were unaffected.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by SUEZ Energy Europe came in at €2,141 million (up €178 million compared to 2005). This figure reflects two exceptional measures introduced by the Belgian government in 2006:

•	on December 8, 2006, the Belgian parliament voted to introduce a tax on idle production facilities; Electrabel paid €70.4 million in this respect at end-2006;

•	at the end of December 2006, the Belgian parliament voted a one-off contribution from the main players in the natural gas resale and distribution market, designed to offset price reductions granted by the Belgian State to end customers. The full amount of this contribution was paid by Electrabel and Distrigas for a sum of €100 million.

Excluding the impact of these special tax measures, growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy Europe was in the region of 18%, in line with the performance observed in first-half 2006.

Gross operating income came in at €3,060 million (up €206 million or 7.2%), but was also impacted by the Belgian government’s taxation measures described above. Excluding the impact of these taxes and contributions, growth in gross operating income comes in closer to 13%.

The growth in these two performance indicators was buoyed by sound operating fundamentals and favorable market conditions.

The electricity business profited from sustained increases in electricity prices, despite the rise in the average price of fossil fuels. Due to various existing mechanisms to establish selling prices, changes in market prices are passed on to average selling prices progressively, whereas increases in fossil fuel prices have a more immediate impact on thermal production costs. This effect is partly countered by the diversity of Suez’ production assets and fuels, as well as by the current hedging policy. In particular, the impact of increases in the cost of fossil fuels on margins is tempered by the fact that 45.5% of the Suez’ electricity output in the Benelux region is from nuclear sources.

Gross operating income was also boosted by improved capacity availability at power stations in the Netherlands, which suffered extended shutdowns in 2005, and by the full effect of the start-up or renovation of production facilities in recent months, mainly in Italy (the 270 MW plant at Voghera and the 1,495 MW plant in Torrevaldaliga, where units 5 and 6 came on stream in 2005) and in Spain (the 800 MW power plant at Castelnou).

At the same time, Electrabel’s growth drivers outside the Benelux region continue to increase (€98 million), due to the start-up of new assets as described above and to prevailing market conditions in 2006. The impact of the increase in electricity selling prices is particularly marked in France, which was able to take advantage of improved hydro conditions as well as greater sensitivity to the market environment, and in Italy, which benefited from favorable intra-day sales.

Gas sales, essentially concerning Distrigas, were boosted by strong sales performance outside domestic markets and greater stability in short-term gas prices. The increase in gross operating income was bolstered by a number of non-recurring events, essentially concerning the resolution of metering issues that arose in the wake of market deregulation.

Income from operating activities

SUEZ Energy Europe reported a 5.3% increase in income from operating activities on a reported basis, to €2,509 million, driven by the positive €66 million impact of marking-to-market commodity derivatives at December 31, 2006, attributable mainly to the unwinding or remeasurement in 2006 of economic hedges of gas commodities. This item also includes €288 million in capital gains on disposals, mainly consisting of €236 million from the disposal of a portion of the Suez’ interest in the Flemish mixed inter-municipal companies. In 2005, capital gains on disposals included €626 million in connection with the listing of 36.6% of Elia.

SUEZ Energy International

Revenues

SUEZ Energy International reported a 6.2% rise in sales or a €363 million increase, which can be broken down as follows:

•	a positive €162 million impact driven by higher gas prices;

•	a negative €513 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a positive impact of €78 million; and

•	higher revenue contributions of €636 million from:

•	North America (up €193 million), essentially due to the commercial success of Serna (SUEZ Energy Resources North America), the number three supplier of electricity to business and industrial customers in the US, and to the improvement in the merchant energy business (€55 million), notably in Texas (Ercot);

•	Asia/Middle East (up €179 million), where sales increases in Thailand (€98 million) and Turkey (€47 million) are essentially attributable to the impact of higher electricity prices;

•	Latin America (up €163 million), and particularly Brazil, where sales increased by €143 million following the replacement in 2005 of the last tranche of initial contract volumes by bilateral contracts with distributors and industrial customers. In addition, Peru reported revenue growth of €25 million, essentially reflecting increases in gas sales; and

•	the Liquefied Natural Gas (LNG) business, which posted revenue growth of €101 million compared to the previous year.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy International increased by 47.2% to €1,099 million. Excluding the €111 million non-recurring impact of the AEP provision for litigation in the United States booked in 2005, growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net comes to €241 million. This performance is mainly due to the sustained improvement in gross operating income (up €231 million compared to the previous year). The increase in gross operating income was due to a positive impact resulting from exchange rate fluctuations (€54 million), a negative impact relating to changes in scope of consolidation (€51 million), and a higher contribution (€228 million) resulting from the combined effect of the following factors:

•	North America spearheaded the growth momentum (up €177 million), essentially as a result of the performance recorded by SLNGNA (SUEZ LNG North America), the improvement in the merchant energy business, notably in Texas (Ercot), and improved sales volumes and margins booked by Serna (SUEZ Energy Resources North America).

•	SLNGNA reported growth in gross operating income up €111 million compared to 2005 despite the strong downward pressure on gas prices in the US during the first quarter. This strong increase reflects a robust performance in the second half of the year secured by the hedging policy, compared to an extremely difficult second half in 2005, where results were impacted by production outages at the Atlantic LNG sites.

•	Latin America posted growth of €19 million, held back by a modest performance in Brazil where the positive impacts of increased sales volumes and average selling prices (boosted by the replacement in 2005 of the last tranche of initial contract volumes by higher-margin bilateral contracts) were offset by the increase in net power purchases at high spot prices due to the drought suffered in the south of the country.

•	Growth in gross operating income in the Middle East and Asia region came in at €25 million, due to a sales increase in Thailand (with a notable improvement in output availability at plants in 2006), as well as to EPC contract fees and margins on new projects in the Middle East.

•	Lastly, increases in gas prices drove up dividends and production payments received from Atlantic LNG.

Income from operating activities

SUEZ Energy International delivered a 38.5% increase in income from operating activities on a reported basis, to €1,110 million. In addition to the afore-mentioned items impacting income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, this change reflects:

•	a decrease in impairment expenses, which amounted to €86 million in 2006 (versus €269 million in 2005), and mainly correspond to write-downs on merchant power plants in the US;

•	the negative €48 million impact of marking-to-market commodity derivatives at December 31, 2006 (versus a positive €79 million impact at December 31, 2005), relating in particular to economic hedges of gas and electricity purchases and sales entered into in respect of North American operations;

•	capital gains of €145 million from disposals, relating mainly to the sale of the Suez Group’s interests in Colbùn in Chile and Hanjin City Gas in South Korea (proceeds of €245 million in 2005 mainly reflected the partial sale of Tractebel Energia, Enersur and Glow).

SUEZ Energy Services

	December 31,	December 31,	% change
	2006	2005	(reported basis)
	(in € millions)

Revenues	10,637	10,329	3.0%
Gross operating income	591	563	5.0%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	392	359	9.3%
Mark-to-market on commodity contracts other than trading instruments	—	—	N/A
Impairment	(23)	(84)	N/A
Restructuring costs	(25)	(87)	N/A
Disposals of assets, net	112	42	N/A
Income from operating activities	456	230	98.3%

Revenues

SUEZ Energy Services delivered revenue growth of €308 million on a reported basis, or 3.0% in 2006.

Growth in revenues can be broken down as follows:

•	a negative €333 million impact relating to changes in the scope of consolidation;

•	a positive €126 million impact driven by higher gas prices; and

•	higher revenue contributions of €515 million from:

•	growth in installation and maintenance services in France (up €327 million) driven notably by strong performances from Ineo and Axima;

•	service activities in France (Elyo) up €192 million, on the back of increased sales momentum and additional services provided. The impact of climatic conditions over the year was broadly neutral, with mild weather in November and December 2006 balancing out the harsher conditions experienced in the early months of the year; and

•	in the rest of Europe, SUEZ Energy Services benefited from the overall expansion of operations, notably in the climate engineering business.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income reported by SUEZ Energy Services came in at €591 million. The year-on-year increase stems from sustained activity level and operational improvements, including:

•	on-going commercial expansion in services provided in France and Europe, which helped improve the cost structure of these businesses. CPCU’s activities were hampered by the temporary steam supply outage at the Tiru plant in Issy-Les-Moulineaux, France, as well as by the impact of caps on electricity revenues from cogeneration facilities;

•	the installation business in France enjoyed robust commercial activity as well as ongoing structural and productivity improvements;

•	the Belgian installation business boosted its profitability due to organizational streamlining measures. At the same time, services activities continued to expand very satisfactorily;

•	the international installation business also continued to gain ground, notably in the HVAC sector. However, the results of SES International were affected by overruns on several projects recorded by UK subsidiary Axima Building Services (ABS);

•	in the Netherlands, GTI continued its recovery and adjusted its organizational structure to allow it to focus on improving margins rather than increasing volumes;

•	Tractebel Engineering enjoyed breakthroughs in several sectors (energy, infrastructures, etc.), and despite having discontinued its turnkey gas infrastructure business, continued to provide engineering consulting services in that sector.

SUEZ Energy Services recorded 9.3% growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, which stands at €392 million. SES was buoyed by improved operating performances that enabled it to make up for the absence in 2006 of non-recurring items booked in the previous year, including adjustments to provisions for pension obligations relating to EGI companies (positive impact of €33 million on income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in 2005) and the reversal of a provision for litigation recorded by GTI.

Income from operating activities

2006 was characterized by further restructuring measures (representing a negative amount of €25 million, versus a negative €87 million in 2005), particularly at GTI and ABS in the UK. Asset impairments amounted to €23 million, down sharply on the €84 million figure recorded in 2005, which mainly consisted of a €50 million write down on GTI goodwill. These positive impacts were bolstered by capital gains on disposals of non-strategic businesses and assets in an amount of €112 million (compared to €42 million in 2005), essentially in connection with the sale of Reva, which generated a gain of €129 million.

On the back of this performance, income from operating activities reported by SUEZ Energy Services came in at €456 million — almost double the prior-year figure.

SUEZ Environment

	December 31,	December 31,	% change
	2006	2005	(reported basis)
	(in € millions)

Revenues	11,439	11,089	3.2%
Gross operating income	1,983	1,914	3.6%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,044	1,004	4.0%
Mark-to-market on commodity contracts other than trading instruments	(2)	—	N/A
Impairment of assets/provisions for loss in value of securities	(54)	(209)	N/A
Restructuring costs	1	(22)	N/A
Disposals of assets, net	154	493	N/A
Income from operating activities	1,143	1,266	(9.7)%

Revenues

SUEZ Environment delivered €350 million revenue growth on a reported basis in 2006 (up 3.2%). Revenue growth was reduced by changes in the structure of the international operations, mainly the deconsolidation of Latin American companies (decrease in revenues of €396 million), especially due to the termination of the Aguas Argentina contract at the end of February 2006. Exchange rate fluctuations generated a positive impact of

€23 million. Higher revenue contributions amounted to €677 million. The growth performance by region breaks down as follows:

•	European water services posted revenue growth of €249 million, on the back of strong results from Agbar (up €141 million) — particularly its water and wastewater business — and France (up €87 million), boosted by fast-paced commercial expansion.

•	Revenues generated by European waste services increased across the region, fueled by either favorable price and volume effects, particularly in France (€105 million) and the UK (€41 million), or by the start-up of new waste sorting and processing units in the second half of 2005, particularly in Germany and central Europe which both delivered a robust performance (revenues up €28 million and €46 million, respectively).

•	Degrémont benefited from an increase in major international contracts (Perth in Australia, Halifax in Canada, Algeria, Mexico, etc.), which resulted in revenue growth to €81 million.

•	International operations reported growth of €98 million reflecting mainly the start-up of water and waste service contracts in China, rising prices and volumes in Morocco (Lydec), the start-up of the water contract in Algeria, and the expansion of the waste services business in Australia.

Due to divestments carried out in 2005 and 2006 (withdrawal from Latin America, sale of the North American waste services business, partial sale of Palyja in Jakarta, etc.), and the early 2007 sale of its Bolivian operations, SUEZ Environment has completed its geographical shift, anchored around a strong European base and a deep international footprint; namely the water business in the US, waste services in Australia, and water and waste services in China, North Africa and the Middle East.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for SUEZ Environment came in at €1,044 million in 2006, up 4.0% on a reported basis. Building on an already excellent year in 2005, the sharp increase in SUEZ Environment’s operating performance in 2006 outpaced revenue growth. These improved results are mainly powered by a surge in gross operating income, which jumped €69 million or 3.6%.

This excellent showing is attributable to a negative impact due to changes in scope of consolidation (€78 million), a positive impact due to exchange rate fluctuations (€7 million) and higher contributions of €140 million driven by:

•	capital development expenditure generating sustained growth in waste services (Zorbau, Spolana, Sleco, SCIP, etc.) and water businesses (new concession contracts awarded to LDE in Vallauris, Briançon and Dunkirk);

•	further improvement in entities’ operating performance on the back of a more favorable economic climate in Europe;

•	value-driven external growth to consolidate SUEZ Environment’s strong positions, notably through acquisitions carried out by Sita France, Sita UK, Sita Nordic, Sita NL, etc.; and

•	selective commercial development, mainly focused on non-capital-intensive models, and including services provided by the French water business, PFI UK, Chinese water operations and the Algerian contract.

By region, this robust performance was led by European waste services, which reported an excellent €119 million growth in gross operating income, underpinned by tight monitoring of costs, firm business volumes and the start-up of new facilities. Asia, the Middle East and Africa also contribute to the strong results, with growth of €41 million in gross operating income, due mainly to the Algiers contract, Sita Australia and Lydec. Conversely, European water services delivered modest growth (up €17 million), with Agbar reporting a downturn in year-on-year growth due to a fall-off in its certification business. Growth reported by water services in France held firm. Revenues reported by the Americas region tumbled (negative impact of €22 million), mainly as a result of the positive non-recurring impact of events in Argentina during 2005.

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was slightly higher than growth in gross operating income.

Income from operating activities

SUEZ Environment reported €1,143 million in income from operating activities, down 9.7% on 2005 which was inflated by proceeds of €493 million from asset disposals (mainly the residual interest in Northumbrian), compared to capital gains of €154 million in 2006 generated on sales carried out by Agbar.

Impairment losses totaled €54 million and were taken mainly on property, plant and equipment in Argentina and France. Impairment losses in 2005 were €209 million and mainly concerned property, plant and equipment and intangible assets.

Other operations

	December 31,	December 31,	% change
	2006	2005	(reported basis)
	(in € millions)

Gross operating loss	(117)	(158)	25.9%
Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(180)	(170)	(5.9)%
Gain/(Loss) from operating activities	150	(157)	N/A

Gross operating loss for the “Other” segment in 2006 includes a €72.8 million non-recurring gain on SI Finance’s private equity portfolio.

The “Other” Segment delivered income from operating activities of €150 million in 2006 (compared to a loss from operating activities of €157 million in 2005), taking into account costs of €57 million incurred in connection with the SUEZ-Gaz de France merger plan. Income from operating activities was boosted by capital gains from asset disposals (€395 million in 2006 versus €36 million in 2005), further to sales of residual interests in M6 (€120 million) and Neuf Cegetel (€270 million). These positive results were only very slightly offset by the minor increase in the loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net (€180 million in 2006 versus €170 million a year earlier).

Other income statement items

	December 31,	December 31,	% change
	2006	2005	(reported basis)
	(in € millions)

Income from operating activities	5,368	4,522	18.7%
Financial loss	(731)	(725)	(0.8)%
Income tax expense	(815)	(585)	(39.2)%
Share in income of associates	372	565	(34.2)%
Net income	4,194	3,776	11.1%
Minority interests	588	1,264	(53.5)%
Net income Suez Group share	3,606	2,513	43.5%

Financial loss

Financial loss for the years presented remained stable (€731 million in 2006 compared to €725 million in 2005).

This reflects:

•	the stable net finance cost (€830 million in 2006 versus €800 million in 2005);

•	a €191 million increase in other financial income and expenses, primarily due to a rise in dividends received from non-consolidated companies;

•	the non-recurring gain in 2005 on the early redemption of bonds repayable in Fortis shares, amounting to €167 million.

Income tax expense

Income tax expense climbed €230 million year-on-year following Suez’ earnings growth. The effective tax rate rose by 2.2 percentage points to 17.6%, versus 15.4% in 2005, mainly reflecting fewer non-taxable capital gains included within Suez’ income before tax as compared to 2005.

Share in net income of associates

Share in net income of associates fell €193 million year-on-year, due mainly to:

•	a €173 million fall in contributions from the mixed inter-municipal companies further to the partial disposals of Flemish inter-municipal entities, and the positive non-recurring impact recognized in 2005 on the sale of Telenet;

•	the positive non-recurring impact on certain SES subsidiaries of the reform of EGI pensions in 2005, amounting to €25 million.

Minority interests

Minority interests fell €676 million, reflecting the impact of the cash and share bid for the interests not already owned by SUEZ in Electrabel (49.9%), which ended on December 6, 2005; and the ownership of 98.6% of Electrabel’s capital over the full year. This transaction contributed an additional €766 million after financing costs, with an accretive impact on earnings per share of €0.13.

B.	Liquidity and Capital Resources

Years ended 2007, 2006 and 2005

The following table sets forth certain cash flow items for 2005 through 2007:

	Year ended December 31,
	2007	2006	2005
(in € millions)

Cash flow from operating activities	6,017	5,172	5,826
Cash flow (used in) from investing activities	(4,681)	(366)	(8,992)
Cash flow (used in) from financing activities	(2,518)	(6,938)	6,488
Effect of changes in group structure, exchange rates and other	(44)	(296)	166
Net increase (decrease) in cash	(1,226)	(2,428)	3,488

Suez believes that its cash flow from operating activities (€6,017 million in 2007), authorized credit facilities and commercial paper backup lines (€9,056 million as of December 31, 2007) and its cash and marketable securities positions (€8,040 million as of December 31, 2007) will be sufficient to cover its current and anticipated liquidity requirements for the next 12 months. However, Suez may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain its level of unused available credit lines.

2007 Compared to 2006

Cash Flow from Operating Activities

Suez has provided a reconciliation of cash flow from operating activities to net income for the years ended December 31, 2007 and 2006. The reconciliation is disclosed in the consolidated statements of cash flows in its Consolidated Financial Statements.

Cash flow from operating activities increased in 2007 by €845 million.

This cash flow line reflects a decrease in dividends received from associates further to the sale of a portion of the Suez Group’s interests in the inter-municipal companies during 2006, more than offset by lower net impairment charges against current assets and a fall in cash disbursements relating to restructuring measures.

Growth in cash flow from operating activities is only partly offset by the €244 million increase in working capital requirements, mainly at SUEZ Energy Europe. The €50 million increase in operating working capital requirements at Electrabel reflects the structural impact of the transfer of Walloon and Brussels customers to Electrabel at January 1, 2007, and severe weather conditions at the end of 2007. Gas operations saw a rise of €181 million in working capital requirements, attributable to the timing of its payments for certain supplies, which had a positive impact on 2006 that was not carried over into 2007. SUEZ Energy International reported a €71 million decrease in working capital requirements, thanks mainly to the positive impact of marking-to-market commodity instruments contracted in North America.

Overall, operating activities generated surplus cash of €6.0 billion in 2007.

Cash Flow from Investing Activities

Investments in 2007 totaled €6.0 billion and include:

•	financial investments amounting to €2.9 billion,[5] including €1 billion on the purchase of additional interests in Gas Natural, €0.5 billion for the squeeze-out on Electrabel, and €0.4 billion for investments in the wind power sector (Compagnie du Vent, Ventus);

•	maintenance expenditure totaling €1.5 billion (€1.4 billion in 2006), to which the main contributors were Electrabel (€0.5 billion, relating to conventional power plants and nuclear facilities in Belgium and the Netherlands) and SUEZ Environment (€0.7 billion, including €0.3 billion for European water services and €0.4 billion for European waste services);

•	development expenditure of almost €1.6 billion (€1 billion in 2006), concerning mainly facilities in Belgium (Amercoeur 1 and Sidmar), the Netherlands (Maasvlakte and Flevo), Germany, Italy (Leini and Napoli 4), and Brazil (San Salvador).

Disposals totaled €1.1 billion in 2007, compared with almost €3 billion in 2006, and related mainly to:

•	Agbar’s sale of Applus for €0.2 billion;

•	the sale of a portion of the Suez Group’s interests in inter-municipal companies in the Walloon and Brussels regions for €0.1 billion. Following the divestments in 2006 and 2007, SUEZ now owns 30% of Flemish inter-municipal companies, around 40% of inter-municipal companies in the Walloon region and around 30% of inter-municipal companies in the Brussels region;

•	sales of various other non-strategic listed investments for approximately €0.4 billion.

Interest and dividends from non-current financial assets generated €0.3 billion in cash inflows.

In total, investing activities resulted in a €4.7 billion cash shortfall.

 5 This figure does not reflect the impact of the public tender offer for Agbar shares, as there were no related cash flows in 2007. However, as a binding commitment was given to minority shareholders of Agbar in connection with the offer in progress at the balance sheet date, financial debt was recognized in the balance sheet in an amount of €918 million

Cash Flow from Financing Activities

Dividends paid in 2007 amounted to nearly €2 billion (€1.7 billion in 2006), including dividends paid by SUEZ SA to its shareholders (€1,514 million versus €1,260 million in 2006), due to the increase in both dividends per share as well as the number of shares carrying dividend rights. This item also includes €455 million in dividends paid by various subsidiaries to minority shareholders, which were in line with dividends paid in 2006. Net interest expense totaled €958 million, compared with €754 million in 2006.

Borrowings over the period outpaced repayments (net cash inflow of €900 million), reflecting the fast-paced growth of investment expenditure.

Capital increases carried out almost exclusively by the parent company relate to subscriptions within the scope of the employee share ownership plan and stock subscription plan offered to the Suez Group’s employees, representing a cash inflow of €833 million. The implementation of the share buyback program resulted in a cash outlay of €1.1 billion over the period.

Overall, financing activities resulted in a cash outflow of €2.5 billion in 2007.

Debt as of December 31, 2007

Suez’ outstanding borrowings increased by €2,054 million to €21,554 million in 2007, compared to €19,499 million and included mainly bonds (€9,308 million), commercial paper (€2,179 million), withdrawals on credit facilities (€1,706 million) and other bank borrowings (€4,252 million). Short-term debt represented 32.3% of the total outstanding borrowings in 2007 and 33.2% in 2006.

Total outstanding borrowings, including the impact of financial instruments, is 65%-denominated in euros, 18% in US dollars and 4% in pounds sterling (64%, 20%, and 5%, respectively, at year-end 2006).

Including the impact of financial instruments, 49% of borrowings is at fixed rates.

At December 31, 2007 Suez had undrawn credit facilities and treasury note back-up lines totaling €9.1 billion, versus €8.6 billion at December 31, 2006.

Suez sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set on the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in agreement with lenders and can be adjusted during the life of the facilities.

At December 31, 2007, there were no reported payment defaults on the Suez Group’s consolidated debt. All Suez Group companies comply with the covenants and representations stipulated in their financial documentation, with the exception of:

•	one SEI company which has not complied with information disclosure requirements regarding financing for a total amount of USD 43.7 million;

•	three SES companies which have not complied with financial covenants for loans totaling €20 million.

However, these companies have not defaulted on their payment obligations and their failure to comply with the requirements indicated above has no impact on the financing facilities available to the Suez Group.

SUEZ and some of its subsidiaries have been given a senior debt rating by Standard and Poor’s Investor Services or Moody’s Rating Services. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with Gaz de France. Pending the results of this review, GIE SUEZ Alliance maintains its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintains its A-rating with S&P.

2006 Compared to 2005

Cash Flow from Operating Activities

Suez has provided a reconciliation of cash flow from operating activities to net income for the years ended December 31, 2006 and 2005. The reconciliation is disclosed in the consolidated statements of cash flows in its Consolidated Financial Statements.

Cash flow from operating activities decreased in 2006 by €654 million resulting from an increase in working capital requirements (€226 million; of which €180 million relates to operating working capital), mainly at SUEZ Energy Europe.

The €595 million increase in operating working capital requirements at Electrabel is due to the non-recurring nature of certain items which had a positive effect in 2005 not carried over in 2006 (in particular, a significant backlog of outstanding invoices in respect of network costs). Working capital in 2006 was hit by the additional cash deposited to meet margin calls relating to portfolio activities in the wake of volatile electricity prices in Europe.

The €163 million rise in operating working capital requirements at Distrigas relates to climatic (mild early winter months) and market conditions (downturn in spot prices).

These elements were only partially offset by the improvement in working capital at the other three segments. SEI in particular delivered an improvement in working capital requirements, which decreased €411 million. The reduction was mainly reported in the US, where the fall in gas prices at the end of 2006 had a positive impact on working capital requirements for SUEZ LNG North America and led to fewer margin calls on hedging activities.

Overall, operating activities generated surplus cash of €5.2 billion in 2006.

Cash Flow from Investing Activities

Investments in 2006 totaled €3.8 billion and include:

•	financial investments amounting to €1.4 billion, including €0.5 billion relating to the acquisition of the shares in SHEM not already owned by Suez;

•	maintenance expenditures totaling €1.4 billion (€1.5 billion in 2005), to which the main contributors were Electrabel (€0.5 billion, relating to conventional and nuclear power stations in Belgium and the Netherlands, as well as ongoing repowering programs in Italy) and SUEZ Environment (€0.7 billion, including €0.2 billion in European water services and €0.3 billion for European waste services);

•	development expenditure of almost €1 billion, concerning mainly facilities in Spain (Castelnou), Italy (Roselectra and Leini), the United States (completion of the merchant program), and Brazil.

Disposals totaled approximately €3 billion in 2006 and relate to:

•	the sale of interests in Flemish inter-municipal companies capital totaling €1,234 million;

•	the sale of Suez’ shares in the capital of Colbùn and Hanjin City Gas by SEI for €341 million and €108 million, respectively;

•	the sale of Reva in Spain by SES for €175 million; and

•	the sale of the residual interests in M6 and Neuf Cegetel for a total amount of €633 million.

Interest and dividends from non-current financial assets generated €0.4 billion in cash flows.

In total, investing activities resulted in a €0.4 billion cash shortfall.

Cash Flow from Financing Activities

Dividends paid in 2006 totaled €1.7 billion (€1.5 billion in 2005), and include dividends paid by SUEZ SA to its shareholders amounting to €1,260 million versus €807 million in 2005, due to the increase in both dividends per share as well as the number of shares carrying dividend rights. This item also includes €456 million in dividends paid by various subsidiaries to minority shareholders, representing a significant decrease on the 2005 figure (€715 million) further to the buyout of minority interests in Electrabel at the end of 2005. Net interest expense totaled €754 million in 2006 versus €682 million a year earlier.

In the context of Suez’ policy of optimizing its financial structure, repayments of debt were higher than new borrowings, and led to an outflow of €5,206 million in cash.

Capital increases and movements in the parent company’s shares relate mainly to stock subscription and purchase options awarded to its employees, representing cash inflows of €396 million.

Overall, financing activities resulted in a cash outflow of €6.9 billion in 2006.

Debt as of December 31, 2006

Suez’ outstanding borrowings decreased by €5,565 million to €19,499 million in 2006, compared to €25,064 million and included mainly bonds (€9,633 million), commercial paper (€1,651 million), withdrawals on credit facilities (€1,082 million) and other bank borrowings (€4,135 million). Short-term debt represented 33.2% of the total outstanding borrowings in 2006 and 35.1% in 2005.

Total outstanding borrowings, including the impact of financial instruments, is 64%-denominated in euros, 20% in US dollars and 5% in pounds sterling (65%, 23%, and 2%, respectively, at year-end 2005).

Including the impact of financial instruments, 43% of borrowings is at fixed rates.

At December 31, 2006 Suez had undrawn credit facilities and treasury note back-up lines totaling €8.6 billion, versus €7.1 billion at December 31, 2005.

Suez sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set on the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in agreement with lenders and can be adjusted during the life of the facilities.

At December 31, 2006, no default had been reported with respect to its consolidated debt. All of its relevant companies had complied with the covenants and representations included in their loan agreements, with the exception of a debt-service coverage ratio on a debt of €2.5 million (which is not in default) and the non-compliance with a covenant relating to insurance cover on two projects for which a waiver is currently being discussed.

Suez’ and certain subsidiaries’ senior secured or unsecured debt securities are currently rated by Standard and Poor’s Investor Services or Moody’s Rating Services. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with Gaz de France. Pending the results of this review, GIE SUEZ Alliance maintains its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintains its A- rating with S&P.

Liquidity and Contractual Commitments

The following table represents an estimate of the contractual obligations as of December 31, 2007 impacting Suez’ future cash outflows. This estimate encompasses gross borrowings, off-balance sheet commitments such as operating leases, irrevocable commitments under which Suez has undertaken to purchase tangible assets, interest payments and other long-term commitments.

	Payments in
		1 to 3	3 to 5
	< 1 year	years	years	> 5 years	Total
	(in € millions)

Outstanding borrowings less capital leases	6,822	5,666	2,155	5,784	20,427
Capital leases	134	204	151	638	1,127
Operating leases	296	528	385	1,106	2,315
Irrevocable purchase commitments	2,067	2,058	768	462	5,355
Interest payments (1)	960	1,330	755	2,043	5,088
Net scheduled obligations on interest rate swaps (2)	(137)	138	10	(89)	(78)
Other long-term commitments	15	569	29	287	900

(1)	Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31, 2007.

(2)	Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31, 2007.

The off-balance sheet items described in Item 5 Section E — Off Balance Sheet Arrangements could significantly impact Suez’ operating results, liquidity and capital resources based on changes in the specific facts and circumstances of the specific arrangements.

The table above does not include obligations related to Suez’ pension and other employee benefit plans. Suez also has provisions for reprocessing and storage of nuclear fuels and for dismantling of plant and equipment, which have not been included in the table above as these obligations settle on a long-term horizon.

Included in the table above at December 31, 2007 are commitments for capital expenditures of approximately €5,355 million. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€5,064 million) and capital expenditures under certain concession contracts (€291 million).

Suez reviews on a regular basis its liquidity needs for the next 12 months and, anticipates that any liquidity needs will be covered by existing cash and cash equivalents, operating cash flows, sales of marketable securities and new credit facilities.

Currency Fluctuations

Although Suez derives the majority of its revenues and incur most of its expenses in countries that are members of the Euro zone, the net impact of currency fluctuations for 2007 on sales was a decrease of €430 million, mainly due to fluctuations in the US dollar.

Suez’ foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, Suez maintains a portion of its financing in US dollars reflecting its business in this currency. At December 31, 2007, the consolidated US dollar-denominated debt amounted to 10% of Suez’ total consolidated outstanding borrowings. Suez can adjust the amount of US dollar-denominated debt as needed using its available long-term multi-currency revolving credit lines.

With respect to the foreign exchange risk in markets outside North America and Europe, Suez reduces its risks when possible through contractual price adjustments negotiated in concession contracts, through US dollar denominated contracts, and by increasing the local portion of its costs. Suez may also use derivative instruments such as foreign currency swaps, forward contracts or collars and, may also hedge its exposure related to firm commitments either by entering into specific insurance policies, such as contracts with Compagnie Française d’Assurance pour le Commerce Extérieur, an insurance company that caters to the needs of French companies investing in or doing business outside of France, or by using forward contracts. In addition, Suez hedges estimated cash flows related to forecasted investments and divestments using firm or option contracts. Suez does not enter into forward foreign currency exchange contracts for trading purposes.

Suez’ main protection against currency fluctuations is also the inclusion, when possible, in its international contracts of clauses that link the prices to the US dollar rate in order to minimize its exposure to local currency fluctuations as its related debt obligations are generally denominated in US dollars. As a consequence, Suez may be affected by fluctuations in the US dollar/euro exchange rate or by adverse changes in foreign currency exchange rates, such as the devaluation of the Argentine peso in 2002 when the contractual clauses mentioned above are not enforceable or when financial instruments were not implemented.

Inflation

Suez operates in, and receives payments in the currencies of certain countries with historically high levels of inflation, such as Latin America and Asian countries. This risk is generally covered by contractual clauses that enable him to revise its prices, on negotiated dates, to take inflation into account. Inflation has not had a material effect on its results of operations during the periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted under IFRS

No standards or interpretations whose application is mandatory after 2007 have been early adopted.

IAS 1 (revised 2007) — Presentation of Financial Statements

This amendment modifies certain captions of the consolidated financial statements and requires entities to produce a statement of comprehensive income.

IFRS 8 — Operating Segments

The statement replaces IAS 14, and aligns segment reporting with the requirements of SFAS 131, which requires an entity to adopt the “management approach” to reporting on the financial performance of its segments.

The application of these two standards will have no effect on the financial position of SUEZ but may modify the presentation of the consolidated financial statements and the disclosures provided therein. Suez has not decided yet the application dates for IFRS 8 and the revised IAS 1.

IAS 23 — Borrowing costs

The revision to this standard issued in 2007 eliminates the benchmark treatment of recognizing borrowing costs as an expense. The application of IAS 23 (revised 2007) will have no impact on the consolidated financial statements as Suez applies the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

IFRIC 11 — Group and Treasury Share Transactions

This interpretation provides guidance on (i) accounting for share-based payments involving a buyback of the entity’s own equity instruments, and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary’s financial statements. This interpretation does not apply to Suez.

IFRIC 13 — Customer Loyalty Programmes, applicable for accounting periods beginning on or after July 1, 2008.

IFRIC 14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable for accounting periods beginning on or after January 1, 2008.

The effect of these interpretations is currently being assessed by Suez.

C.	Research and Development

Innovation Policy

At Suez, innovation is a strategic element that enables Suez to meet the expectations of its customers with respect to their current and future needs, improve the productivity of its production capacity, and increase financial profitability.

This policy is developed based on the work of experts in the operational units, research programs developed in the Suez’ Research and Development (R&D) departments, and the sharing of results and exchange of information among researchers and experts.

Suez has also established a proactive approach to stimulate and promote initiatives and innovative projects in the technical, sales and managerial fields by carefully examining proposals for various projects submitted by teams in the field.

In 2007, three goals underpinned this strategy:

•	satisfying an increasingly strict and demanding need in terms of sustainable development thanks to its presence in both the energy sector and environmental sector; reduction of CO2 emissions, improved energy efficiency for all customer uses, reduction of environmental pollution, increased use of renewable forms of energy;

•	developing new services for private, municipal and industrial customers with targeted offers to match their expectations;

•	improving the productivity of production capacity, especially through the increased sharing of advances between entities, a high level of use of new information and communications technologies, and advances in the simulation field.

Research and Development

For the fiscal year ended December 31, 2007, Suez spent €99.6 million on Research and Development (R&D) (€86 million and €84.8 million in 2006 and 2005, respectively), which was primarily made in technical or expertise centers.

In all, there are over 730 researchers and experts working on technological R&D projects in the R&D departments and in expert networks.

Research activities are primarily conducted in specialized R&D centers

•	LABORELEC is based near Brussels (with a subsidiary in Maastricht — the Netherlands) and specializes in activities related to the production, distribution, and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of procedures and equipment for energy production, including renewable energy sources (particularly from biomass). The monitoring of the behavior of equipment, particularly the vibratory control of rotating machines, is a special strength, as well as expertise on the behavior of gas turbine materials, steam generators and high-pressure boilers.

Laborelec has developed and applied specialized services for industry essentially focused on energy efficiency.

Its expertise is evident in all its four product lines:

•	“Electric and metrological systems”,

•	“Technology for sustainable procedures”,

•	“Electrotechnical engineering materials and equipment”,

•	“Materials and sound and vibratory control technology”.

A multi-functional management provides underlying support to these 4 areas of expertise:

For certain highly sensitive activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 certifications.

•	Elyo Cylergie is based near Lyon. Its capabilities are used in the energy services business. Special emphasis is placed on energy efficiency, minimizing environmental impact, health and comfort, and monitoring performance commitments.

To this end, Elyo Cylergie has developed specialties in four primary areas:

•	Energy efficiency

•	Maintenance and reliability of equipment

•	Environment, health and comfort

•	Metrology and performance indicators

•	CIRSEE, based in the Paris region, is specialized mainly in activities related to drinking water, waste water and waste businesses. It is organized in four expertise divisions:

•	drinking water: from the management of the water resources to the quality of tap water,

•	sanitation and the environment: waste water treatment, the conversion of sludge and environmental control,

•	environmental health and analytical expertise, where analytical tools necessary for the evaluation of potential risks are implemented,

•	IT relevant to the business line.

•	CERDEG is based in the Paris Region and DENARD in the United States. These two centers are specialized in the design of new products and processes in the treatment of wastewater, drinking water, and the desalination of sea water.

Cerdeg’s expertise is organized in five areas of expertise:

•	drinking water, reuse, desalination treatment chains, and membrane products;

•	sludge products and ways of treatment;

•	biological reactors and ways of treatment;

•	physico-chemical products and separation;

•	odors management and environmental improvement.

Additionally, Denard is specialized in 2 specific areas: UV disinfection and rapid separation.

•	Cirade, based in the Paris region, specializes in:

•	the management of facilities for storing household and related waste and their liquid and gaseous effluents,

•	waste transformation and recovery.

•	SUEZ Environment also uses the network of its operational companies’ research centers (water and solid waste)

•	the Centre Technique Comptage de Lyonnaise des Eaux France in Lyon, the research laboratories of the AGBAR group in the field of water and waste water treatment,

•	the technical divisions and laboratories of SITA France and its subsidiaries, in particular the laboratories of SITA FD (Villeparisis) and SITA Remédiation (Lyon).

•	The SCIP Water Research Centre, based in Shanghai, China, carries out research on the treatment of industrial wastewater.

•	ONDEO IS has a European network dedicated to the industrial market. It is specialized primarily in the delivery of industrial water to various sectors such as oil and energy, pharmaceuticals, microelectronics and agro-food industry.

The research topics covered in 2007 include:

•	The optimization of sludge reduction processes and the treatment of specific sludge types.

•	The recycling of industrial wastewater with the use of membranes.

The Suez Group is stepping up its research and development efforts through partnerships with public entities (for example, CEA, Cemagref, CNRS, Univeristy of Tongii, University of California Los Angeles (UCLA), and Ecole des Mines de Paris) and private entities. Thus, for example, Lyonnaise des Eaux, Agbar, United Water, Northumbrian Water, and SUEZ Environment have formed the partnership R+i Alliance to work together on joint research projects in the water businesses.

For technological development, SUEZ draws on the work of its experts in the business units, particularly in three engineering companies:

•	Tractebel Engineering, with operations in Belgium, France, Italy, Poland, Romania, the Czech Republic, India and Brazil, focuses its R&D activity on four areas:

•	sustainable energy (thermal and hydroelectric energy production with low CO2 emissions),

•	nuclear energy,

•	secure energy supplies (gas and electricity transmission and distribution networks),

•	simulators.

•	SAFEGE, with operations in France, Belgium, Argentina, Lithuania, Poland, Kuwait and Saudi Arabia, is a leading consulting engineering company specialized in the water and environment businesses.

•	FAIRTEC, with operations in France, specializing in waste treatment, designs and implements high-performance responses to the major issue of reducing environmental impacts

Among the R&D achievements of 2007 are:

For SUEZ Energy Europe and International:

•	the assessment and use of non-destructive techniques on “thermal barrier”-type coatings for quality control, and calculation of the remaining useful life of gas turbine components;

•	the modeling of gas turbine blades to extend their useful life with a view to reducing maintenance costs;

•	the development of an artificial intelligence-based regulating system for the control of gas emissions from electrical power plants;

•	the study and implementation of advanced emission-purification technologies for electrical power plants;

•	continuing the program of studies of CO2 capture technologies in solid-fuel electricity production units;

•	implementation of an infrasound-based technology coupled with sonar to reduce the industrial impact on aquatic life;

•	assessment of the processing of the water cycle by new combined-cycle power plants;

•	in order to perform a remote diagnostic, the diagnostic center that collects sensitive monitoring data from electrical power plants has been enhanced by remote monitoring of alternators (partial discharges, vibrations from stator bars, the air gap between stator and rotor) and wind generators (vibrations);

•	the study of transformer oils, specifically the problem of corrosive sulfur and the use of biodegradable oils;

•	the start of a plan to study the use of LEDs for lighting;

•	enhancement of an accelerated growth method for defects (water treeing) on medium-tension cables, to study their useful life;

•	the startup of a pilot electrical micro-network consisting specifically of photovoltaic panels, and low-power batteries and wind generators to test the dynamic behavior and reliability of micro-networks;

•	the evaluation of existing intelligent metering technologies and the specific study of the problem of signal propagation on electrical transmission networks;

•	in 2007, Compagnie Nationale du Rhône had 22 projects underway. It seeks to advance most of these projects in partnership with public research institutes or universities (CEMAGREF, CETMEF, INSA de Lyon).

The projects fall into four categories:

•	improvement of environmental management methods used in publicly-owned utilities,

•	enhancement of new design or calculation methods, particularly in the area of hydraulics,

•	industrial optimization, especially to predict the flow rates of the Rhône,

•	validation and perfecting of hydraulic measurement methods (in situ and at the CNR hydraulics laboratory).

For SUEZ Energy Services:

SUEZ Energy Services often conducts its R&D in cooperation with its customers with a view to meeting their specific needs, which enables it to develop systems that do not yet exist on the market and to improve technical processes;

•	For instance, INEO has developed both a bus and tramway fleet and a telecommunications management system;

•	Elyo Cylergie continued to work on energy efficiency in buildings by, for example, perfecting an economical remote metering kit suitable for managing energy consumption and comfort parameters. Advances in the modeling of cold plates have also been achieved. The development of a high environmental performance operating methodology, as well as several high-level partnerships to control the risk of Legionnaires’ Disease and improve air quality should also be noted;

•	Tractebel Engineering took part in various research programs backed by the European Commission. In the field of electricity, it worked on preparing the emission-free power plants of the future, as well as facilitating the development of decentralized production and optimizing the reliability of networks with EU-DEEP, and defining R&D requirements for managers of tomorrow’s networks with RELIANCE.

In the nuclear field, Tractebel Engineering contributes to work on the safety of facilities (OECD’s PERFECT and CEA’s GONDOLE projects), the issue of nuclear waste (VISIMODELLER, XADS-EUROTRANS) and new reactor concepts (RAPHAEL, EUR).

Tractebel Engineering is participating in basic works on the capture and isolation of CO2.

Lastly, the Suez Group shows its expertise in simulation with the modeling of electric power generating plants as well as simulation of railway networks.

For SUEZ Environment:

Significant work is currently being done on the renewal policy for pipes in operation, to determine how long they can still be used depending on local conditions, their age, and their material properties. The goal of this very important program is to develop a “sustainable maintenance” policy for underground systems.

SUEZ Environment has brought together nine business units (Lyonnaise des Eaux, SITA France, Agbar, Degrémont, Fairtec, Théralys, United Water, Ondeo Industrial Solutions, France Déchets) around a major odor pollution control program in the vicinity of its sewage and sanitation facilities. Currently, the Suez Group is experienced in measuring and model building for odor dispersal systems, it can identify emissions from numerous sources and has remedial resources at its disposal.

A major program for the projecting and real-time control of flood waters was started in 2006. The purpose is to limit disruptions caused by storm flooding, and to offer new services to municipalities within the framework of regulatory restrictions on bathing waters and environmental restrictions on river waters.

An innovative program on real-time residential water metering has also been launched. The purpose is to develop new offerings through private parties to allow greater general knowledge of network flows in order to optimize them.

Research efforts on programs dedicated to energy savings in operational activities and to flood management increased in 2006 in the context of the Suez Group’s sustainable development objectives.

SUEZ Environment is continuing to invest significantly in sanitary monitoring programs related to drinking water quality, to ensure the perfect food quality of water distributed to its consumers’ taps.

Continuing its leadership in the field of desalination and drinking water, Degrémont has patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly. The Suez Group is active in the very large desalination markets (Perth, for example) through Degrémont, as well as in smaller markets, through Ondeo Industrial Solutions.

In the field of disinfection using ultraviolet light, Degrémont has expanded its range of products in order to meet the needs for higher flow systems.

More generally, in the area of industrial waste water, the startup of the research center in Shanghai in collaboration with the Shanghai Chemical Industrial Park has allowed it to strengthen its expertise in the classification of special effluents and optimization of their treatment, lending an additional advantage to Ondeo Industrial Solutions.

Moreover, SUEZ Environment has stepped up its R&D contribution in the area of sanitation. While continuing its major programs in the management of technical disposal centers involving research on bio-reactors, the Suez Group has launched major programs to improve the treatment of solid organic waste, through composting or methanization.

Household waste collection, waste compression at the receptacle (cyclabelle), and pneumatic transfer are innovations intended to reduce disruptions caused by collection trucks.

In upstream sorting methods, SUEZ Environment is working on improving automated sorting techniques such as, for example, optical sorting of bottles, or flotation sorting of demolition wood. The purpose is to reduce the burden of the work as well as to increase global sorting efficiency, allowing for an increase in business recycling rates.

Research efforts are intensifying on materials recycling as a result of market threats. SUEZ Environment is developing methods for the disassembly of large equipment items, such as aircraft, to allow it to reuse these items, through materials recycling (metals, for example), or methanization.

The impact of the incineration directive has placed emphasis on the need to optimize incineration. Instruments to simulate fluid dynamics, calculated by computer and developed several years earlier in the water area, have begun to spread to incineration activities, to provide real-time tools to control the operations of incineration plants.

As regards innovation, SUEZ is continuing its approach of encouraging the stimulation and promotion of initiatives and innovative projects in the technical, commercial, and management fields, by applying a methodical examination of proposals issued by teams in the field. This policy applies primarily to two main tools for its promotion and management.

1)	The Innovation-Initiatives Trophies

These reward the employees or teams for operational achievements in four categories: technical, sales, management, and cross-category.

The 21st campaign that was launched at the end of 2006, recognized in 2007 43 innovations, including 17 First Prizes

•	Efficient real estate management by Geoweb (Tractebel Energia)

•	A specific business development process (Suez Energy International)

•	Masters of Energy: a field elite addressing HR’s challenges (INEO);

•	Sustainable insertion: a training and monitoring method for prisoners (GEPSA);

•	Optimizing the startup of thermal power plants (SUEZ Energy Generation NA);

•	Industrialization of a technique to detect invisible leaks with helium (PALYJA);

•	Wet-method cooling system without aerosol: a solution to the health risk of Legionnaires’ Disease (Climespace);

•	Combined installation of electrical production and sea water desalination (SUEZ Energy International);

•	www.empreinte.sita.fr: more ecological waste collection (SITA France);

•	NOSE®: controlling odor pollution (SUEZ Environment);

•	Trophy URE: an internal contest to support the external campaign (Electrabel);

•	CYCLOR — nitrates shunt: an alternative method of treating high-nitrogen effluent (Degrémont/SUEZ Environment);

•	Research and innovation in the water sector (R+i Alliance);

•	“Plug and Play” module: accelerate the speed of ship construction (AXIMA);

•	Powering of an electricity plant by “coconut fuel” on a Pacific island (Unelco);

•	An innovative financing model (SITA UK);

•	A CO2 emissions-free plant (Electrabel).

2)	Value creation label

It is awarded for projects that won an Innovation Initiatives Trophy three or four years earlier and that created maximum value when they were implemented.

In 2007, the winners of the 2003, 2004, and 2005 Trophies were reviewed.

Four winners received the label:

•	DARWIN: Optimize the behavior of networks and facilities (Laborelec), 2004 Award — “Technical” category;

•	AMI: Mobile Intervention Assistant (Lyonnaise des Eaux) — 2005 Award, “Management” Grand Prize;

•	ESPACES SERVICES: Payment of invoices in local stores (Lydec) — 2005 Award, “Management” Grand Prize;

•	DYNAMIC SPARK SPREAD HEDGING: Model to allow for analysis of electricity price risks (SUEZ Energy North America)- 2004 Award, “Commercial” Grand Prize.

Patents and licenses

In 2007, SUEZ filed 16 patents. The Suez Group filed 21 patents in 2006, 13 patents in 2005, 15 patents in 2004, and 13 patents in 2003.

Licensing policy is the responsibility of each entity. It is therefore addressed in the corresponding paragraphs.

Nevertheless, the company considers that its business does not depend on any particular license.

D.	Trend Information

For information related to our trends facing Suez with respect to its customers, see “Business of Suez — B. Business Overview — VISION AND STRATEGY — a) Municipal and individual customers and b) Business customers.”

For information related to financial trends facing Suez, see “Business of Suez — B. Business Overview — Outlook 2008”

E.	Off-Balance Sheet Arrangements

Suez entered into certain transactions, which, pursuant to current legislation, are not reflected in its consolidated financial statements. Suez’ operating subsidiaries have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the SEE, SEI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract and, according to their maturity, are discounted based on the issued bond rates of leading companies. Suez is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain of Suez’ subsidiaries have also entered into contracts for the purchase of technical installations with a total value of €4,469.7 million as of December 31, 2007. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

	Firm commodity,	Firm electricity,
	combustibles and	gas, steam and	Firm PP&E
	electricity purchases	oil sales	purchases
(in € millions)

2008	9,739.0	14,245.0	1,724.5
2009	6,530.9	7,496.9	928.6
2010	5,200.0	4,193.5	916.8
2011	4,404.3	2,386.5	444.0
2012	4,399.7	2,698.4	248.4
Thereafter	22,076.3	9,302.2	207.4
TOTAL	52,350.2	40,322.5	4,469.7

Finally, Suez also made investments in certain concession contracts and other long-term contracts and, as such, are committed for capital expenditures totaling €885 million as of December 31, 2007 (these amounts are €290.5 million and €594.5 million, respectively).

Operating leases which may not be terminated

Suez is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. Suez considers that, in the normal course of business, contracts expiring will be renewed or replaced.

The present values of minimum future payments in respect of these leases are as follows:

Operating leases which
may not be terminated
(in € millions)

2008	296.1
2009	277.7
2010	250.3
2011	202.3
2012	182.8
Thereafter	1,105.4
TOTAL	2,314.6

Other commitments

				Maturing
		Maturing	Maturing	in more
		within	within	than
	31-Dec-07	1 year	1 to 5 years	5 years	31-Dec-06
(in € millions)

Total guarantees given on subcontracts	4,224.5	1,574.0	818.5	1,832.0	3,705.0
Commitments given on contracts	698.2	419.4	210.6	68.2	664.5
Performance bonds and similar	3,526.3	1,154.6	607.9	1,763.8	3,040.5
Financing commitments	4,069.7	941.0	486.5	2,642.2	3,616.8
Personal collateral given	618.6	183.7	229.5	205.4	632.3
Assets pledged and other collateral given	3,427.0	749.8	249.2	2,428.0	2,842.5
Other financing commitments given	24.1	7.5	7.8	8.8	142.0
Other commitments given	1,219.4	520.8	254.6	444.0	1,287.3

Total commitments given	9,513.6	3,035.8	1,559.6	4,918.2	8,609.1

Guarantees received on contracts	666.6	418.4	165.7	82.5	437.6
Financing commitments received	9,443.2	998.5	8,252.1	192.6	9,146.9
Undrawn authorized credit facilities	9,055.8	743.7	8,129.7	182.4	8,566.3
and commercial paper back-up lines
Other financing commitments received	387.4	254.8	122.4	10.2	580.6
Other commitments received	441.0	181.6	234.6	24.8	461.2

Total commitments received	10,550.8	1,598.5	8,652.4	299.9	10,045.7

Commitments given on contracts are primarily comprised of performance bonds guaranteeing customers the completion of contract services, guarantees of which may have been issued by SUEZ. In terms of the performance bonds, 27% relate to the Environment business and 73% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given are comprised of personal security granted primarily to creditors of the equity investees in the amount of €618.6 million and collateral of €3,427.0 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€966.1 million), which represent approximately 28% of collateral. Suez has received financing commitments in the amount of €9,433.2 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

Other commitments given include principally the following transactions:

•	A commitment by Electrabel totaling €422.7 million to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•	Financial guarantees given by SITA France to the regional authorities (préfectures), totaling €242 million (€198 million in 2006) relating to landfill sites.

In addition, some of Suez’ companies are committed under vendor warranties related to the divestment of operations. A provision is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled €1,434.4 million at December 31, 2007 compared with €1,515.0 million at December 31, 2006. They related essentially to the sales of Northumbrian, Nalco, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ, Mirec, Château d’Eau, SEN, OIS GmbH, Falk GmbH and Herco GmbH.

Finally, through one of Suez’ U.S. subsidiaries, Suez still holds the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. Suez has received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which Ondeo Nalco is liable for all obligations thereunder vis-à-vis both Suez and the owner-lessor of the premises. In the event of default by Ondeo Nalco, Suez would be liable to pay the lease payments for the remaining term of the lease, amounting to €149,6 million.

F.	Tabular Disclosure of Contractual Obligations

See B. “— Liquidity and Contractual Commitments”.

G.	Quantitative and Qualitative Disclosures about Market Risk

The following discussion includes forward-looking statements that involve risks and undertakings. Suez’ actual results could differ materially from those projected.

Suez uses derivative instruments mainly to manage its exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

Liquidity risk

The Suez’ financing policy is based on the following principles:

•	Centralization of external financing;

•	Diversification of financing sources between the banking market and the capital markets;

•	Balanced repayment profile of financial debt.

The centralization of financing needs and cash flow surpluses for the Suez Group is provided by its financing vehicles (long-term and short-term) and its cash pooling vehicles.

In order to optimize the cash management, Suez has created dedicated finance vehicles, which centralize surplus cash from subsidiaries and invest it with its borrowing entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance Treasury & Management, etc.) for European countries, and in Houston, Texas, (SUEZ Finance LP) for North America. These vehicles manage virtually all of the cash requirements and surpluses of the companies controlled by Suez. In 2006, an electronic pooling system was set up for the Suez’ European operations to ensure a standardized cash pooling process. In 2007, almost the entire managed perimeter was connected. The few remaining manual cash pools will be automated in 2008.

Access to long-term capital markets is primarily concentrated in the GIE Suez Alliance and Electrabel, which carry or guarantee 75% of the Suez’ bond debt, 100% of the commercial paper issued, and 89% of the credit lines (including the lines carried by the Suez parent company).

Suez diversifies its permanent capital resources by completing, as applicable, public or private bond issues in the framework of its Euro Medium Term Notes program and by issuing commercial paper (billets de trésorerie) in France, Belgium and the United States.

As of December 31, 2007, bank resources represented 43% of outstanding borrowings (excluding bank overdrafts, amortized costs and the effect of derivatives), with the balance financed by the capital markets (including €9,308 million in bonds, representing 46% of outstanding borrowings) and outstanding short-term paper (European and US commercial paper) representing 11% of outstanding borrowings and totaling €2,179 million at December 31, 20078. Short-term paper programs are used in a cyclical or structural fashion to finance the short-term needs because of their attractive cost and their liquidity and all of the outstanding amounts there under are backed by confirmed bank credit facilities so that Suez would be able to continue to finance itself in the event that access to this financing source were to dry up.

Liquidity is based on maintaining cash equivalents and confirmed credit facilities. Suez has confirmed credit facilities appropriate to its size and debt maturity schedules. The amount of these confirmed credit facilities represented €10,762 million as of December 31, 2007, of which €1,706 million was drawn down. 89% of the total credit lines and 91% of the undrawn credit lines are centrally managed. None of these lines contains a default clause tied to financial ratios or ratings.

Cash (net of bank overdrafts) totaled €6,540 million at December 31, 2007. Surpluses are centralized under a uniform policy. It is Suez’ objective to maintain the liquidity of the portfolio while ensuring a return greater than a risk-free fund. Given the volatility of mutual funds yields following the US mortgage loan crisis, virtually all surpluses as of December 31, 2007 have been invested in time bank deposits.

Cash surpluses not being able to be centralized (minority presence) are invested in selected instruments on a case-by-case basis as function of the local financial market constraints and the financial soundness of counterparties.

Suez aims to maintain a well-balanced maturity profile and to diversify its sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of its borrowings as of December 31, 2007, €6,956.5 million had a maturity of less than one year, €8,175.2 million had a maturity between one and five years and €6,422.0 million had a maturity greater than five years.

On-balance sheet information for long-term debt arrangements and investments in equity securities for the years ended December 31, 2007, 2006 and 2005 are as follows:

		Maturities of notional contract values
On Balance-Sheet	Average	as of December 31, 2007
Financial Instruments	Debt Rate	2008	2009	2010	2011	2012	>5 Years	Total	Fair Value
		(In € millions, except percentages)

Assets
Equity Securities	—	4,120.7	—	—	—	—	—	4,120.7	4,120.7
Liabilities
Outstanding Borrowings	5.3%	6,956.6	3,120.6	2,748.8	1,269.1	1,1036.7	6,422.0	21,553.7	21,948.4

		Maturities of notional contract values
On Balance-Sheet	Average	as of December 31, 2006
Financial Instruments	Debt Rate	2007	2008	2009	2010	2011	>5 years	Total	Fair Value
		(In € millions, except percentages)

Assets
Equity Securities	—	2,816.5	—	—	—	—	—	2,816.5	2,816.5
Liabilities
Outstanding Borrowings	5.3%	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8	19,499.4	20,122.0

8 Refer to Note 14 to the Suez’ 2007 Consolidated Financial Statements.

		Maturities of notional contract values
On Balance-Sheet	Average	as of December 31, 2005
Financial Instruments	Debt Rate	2006	2007	2008	2009	2010	>5 years	Total	Fair Value
		(In € millions, except percentages)

Assets
Equity Securities	—	2,671.5	—	—	—	—	—	2,671.5	2,671.5
Liabilities
Outstanding borrowings	4.4%	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1	25,063.8	25,576.2

Suez considers the fair value of all other current assets and liabilities (Other assets, Accounts receivable and Accounts payable, Cash and cash equivalents) to be equivalent to the carrying amounts due to the short maturity of these items.

The fair value of Equity Securities is based on quoted market prices, when available, prices observed for recent transactions or estimated values. When quoted prices are not available, management reviews comparable transactions and the price to earnings ratio of comparable businesses to determine the amount expected to be received in a current sale.

Valuations for long-term debt are determined based on borrowing rates currently available to Suez for loans with similar terms and maturities.

Counterparty risk — Treasury instruments

Cash surpluses are invested and financial instruments are traded with leading international banks. The Suez’ counterparties are diversified and selected on the basis of ratings provided by rating agencies and the Suez’ knowledge of the counterparties9.

Due to the nature of its activities and its financial organization, Suez Group has limited exposure to the instability of the financial markets following the Sub Prime crisis in the United States. The Suez’ cash investments are, to the extent possible, centralized and under strict control for, among other things, volatility and financial counterparty risk. Over the past two years, the amount of such investments has also been greatly reduced as a result of the increased circulation of cash among the Suez’ entities which has led to equally reducing the exposure to the risks inherent to cash surplus investments. The Suez’ centralized cash is invested in short-term instruments and with top-rated counterparties. The other outside investments have also undergone reviews and do not present risks related to the American Sub Prime market.

Currency Risk

Because of the geographic diversification of its activities, Suez is exposed to exchange rate risks, i.e. its balance sheet and income statement are sensitive to variations in exchange rates when the statements of its foreign subsidiaries outside the euro zone are consolidated. Most of these risks are generated by the equity investments in the United States, Brazil, Thailand and the United Kingdom.

For investments in currencies not included in the euro zone, the hedging policy involves creating liabilities in the same currency as the cash flows of the assets.

Among the hedging instruments used, foreign currency debt is the most widely-used hedge, but Suez also uses exchange rate derivative products which allow the synthetic creation of foreign currency debt: cross currency swaps, exchange rate swaps, and exchange rate options.

However, this policy is not feasible if the hedging cost (basically the interest rate of the foreign currency concerned) is too high. This is the case in Brazil, where, because of an excessively large interest rate differential and also because of an indexation mechanism for local revenues, Suez opted for “catastrophic hedges,” i.e. insurance against a major currency devaluation to mitigate the risk of an abrupt temporary decline in the currency value.

9 Refer to Note 15 to Suez’ 2007 Consolidated Financial Statements.

The market context is reviewed monthly for the US dollar and pound sterling. It is monitored as often as needed in emerging countries to attempt to anticipate extremely sharp devaluations. The hedging ratio of the assets is reviewed periodically as a function of the market context and each time an asset is added or removed. Any substantial change in the hedging ratio is first approved by the Suez Group Chief Financial Officer.

Liabilities denominated in foreign currencies represent 35% of the Suez’ outstanding borrowings, excluding amortized costs and the derivative effect10.

Suez is also exposed, but to a lesser extent, to transactional currency risk. This risk is concentrated on transactions involving energy commodities (committed energy sales or purchases) for which the cash flows on raw materials are normally paid in US dollars or pounds sterling. The cash flows are generally hedged by forward currency contracts.

Dedicated teams manage the transactional currency risk. These specialized teams measure exposures on an ongoing basis and call upon the competence center (headquarters team also responsible for translational risk management) to define hedging instruments for these risks.

Interest Rate Risk

The principal exposures to interest rates for Suez are the result of financing in euros and US dollars, which represented 83% of outstanding borrowings as of December 31, 2007.

It is Suez’ objective to reduce its financing cost by limiting the impact of changes in interest rates on its income statement. To optimize borrowing costs and/or reduce the exposure to interest rate risk, Suez uses hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/floating rate structure of its debt.

The Suez policy is to diversify the reference rates on its debt among fixed rate, variable rate, and protected or “capped” variable rate. Suez’ objective is to have a balanced distribution among the different medium-term reference rates (5 years). The distribution may fluctuate around the balance depending on the market context.

In order to manage the interest rate structure for its debt, Suez uses hedging instruments, primarily interest rate swaps and options.

The positions are centrally managed. Interest rate positions are reviewed quarterly and at the time of any new financing. Any substantial change in the interest rate structure must receive prior approval from management.

The cost of the Suez debt is sensitive to interest rate changes for all debt indexed to variable rates. The cost of the Suez debt is also affected by the changes in market value of financial instruments not documented as hedges under IAS 39. As of this date, none of the options hedges contracted by Suez are recognized as hedges under IAS 39, even though they offer an economic hedge11.

As of December 31, 2007, Suez had a portfolio of optional hedges (caps) that protect it against an increase in the euro, dollar and sterling short rates. Almost all of the optional euro, dollar and sterling hedges (€3.1 billion) were activated in order to fix the cost of the debt, as the euro, US dollar and sterling short term rates were higher than the capped levels. However, the value of this portfolio of optional hedges appreciates when the short and long rates increase together and depreciate inversely.

As of December 31, 2007, after taking into account the financial instruments, approximately 51% of Suez’ outstanding borrowings was at a variable rate and 49% was at a fixed rate.

10 Refer to Note 15 to Suez’ 2007 Consolidated Financial Statements.
11 Refer to Note 6 to Suez’ 2007 Consolidated Financial Statements.

Notional amounts and market values

The tables below show the market value of financial instruments at December 31, 2007, 2006 and 2005 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying assets, liabilities, future cash flows or firm commitments hedged.

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

As of December 31, 2007, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2007							Market
	rate	2008	2009	2010	2011	2012	> 5 Years	Total	value
	(in € millions)

Interest rate swaps — fixed-rate borrower		305.7	322.3	732.6	176.2	412.6	1,022.3	2,971.7	(34.7)
	€4.1%	163.0	121.6	507.2	80.6	79.1	569.9	1,521.4	16.9
	£5.5%	20.5	1.4	137.9	1.6	1.7	16.7	179.9	(2.4)
US$	5.0%	106.0	184.9	76.1	30.4	326.0	413.3	1,136.7	(50.3)
Other currencies	6.9%	16.2	14.4	11.4	63.6	5.7	22.3	133.6	1.0
Interest rate swaps — fixed-rate lender		154.2	1,669.1	753.6	12.0	86.7	1,160.3	3,835.9	27.9
	€4,9%	154.2	1,628.4	753.6	12.0	86.7	1,160.3	3,795.1	27.2
US$	4,3%	—	40.8	—	—	—	—	40.8	0.7
Interest rate swaps -floating/floating		—	271.7	—	49.1	—	—	320.8	0.7
US$		—	271.7	—	—	—	—	271.7	1.8
Other currencies		—	—	—	49.1	—	—	49.1	(1.1)
Futures Rate Agreements — buyer		9.9	—	—	—	—	—	9.9	(0.0)
	€7.0%	9.9	—	—	—	—	—	9.9	(0.0)
Caps — buyer		3.7	949.1	600.0	—	366.8	1,204.5	3,124.2	48.5
	€4.4%	3.7	677.4	600.0	—	—	1,000.0	2,281.2	42.7
	£5.5%	—	—	—	—	—	204.5	204.5	1.9
US$	4.4%	—	271.7	—	—	366.8		638.5	3.9
Cap — seller		—	—	—	—	—	204.5	204.5	(1.6)
	£6.6%	—	—	—	—	—	204.5	204.5	(1.6)
Floors — buyer		35.0	—	—	—	—	—	35.0	0.0
	€2.6%	35.0	—	—	—	—	—	35.0	0.0
Collars-cap buyer/floor seller (int.rate)		—	—	54.3	—	40.8	101.9	197.0	(3.1)
US$	5.0%-3.2%	—	—	54.3	—	40.8	101.9	197.0	(3.1)
Collars-cap seller/floor buyer (int.rate)		4.8	5.5	—	—	—	—	10.4	(0.0)
	€4.2%-4.0%	4.8	5.5	—	—	—	—	10.4	(0.0)
Cross-currency swaps (int. payments) — borrower		67.3	484.6	231.5	41.4	65.5	740.4	1,630.7	454.9
£		—	—	136.4	—	—	—	136.4	11.2
US$		—	484.6	95.1	4.7	34.0	729.3	1,347.6	434.6
Other currencies		67.3	—	—	36.7	31.5	11.1	146.7	9.1
Cross-currency swaps (int. payments) — lender		78.2	49.6	193.5	220.0	54.3	304.5	900.1	(12.0)
€		—	—	100.0	50.0	—	—	150.0	46.7
US$		—	49.6	74.7	—	—	27.6	151.9	(44.8)
Other currencies		78.2	—	18.8	170.0	54.3	276.9	598.2	(13.9)
Forex swaps — borrower		1,444.8	27.6	—	39.2	—	—	1,511.5	43.0
£		580.4	—	—	—	—	—	580.4	19.0
US$		402.9	—	—	—	—	—	402.9	14.3
Other currencies		461.5	27.6	—	39.2	—	—	528.3	9.7
Forex swaps — lender		408.8	—	—	—	—	—	408.8	(1.4)
£		4.1	—	—	—	—	—	4.1	0.0
US$		215.7	—	—	—	—	—	215.7	(2.8)
Other currencies		189.1	—	—	—	—	—	189.1	1.3
Forward contracts — buyer		941.8	519.4	154.5	21.4	16.0	19.7	1,672.9	(99.5)
€		5.1	—	—	—	—	—	5.1	0.0
£		209.6	97.5	14.8	0.4	—	—	322.3	(6.3)
US$		664.5	357.9	139.6	21.0	16.0	19.7	1,218.8	(92.1)
Other currencies		62.6	64.0	—	—	—	—	126.6	(1.1)
Forward contracts — seller		571.0	167.7	48.0	6.8	5.7	62.6	861.9	58.2
€		10.6	5.5	5.5	5.4	5.4	62.6	95.0	20.5
£		73.9	0.4	—	—	—	—	74.4	1.4
US$		284.9	142.1	25.1	0.8	—	—	453.0	37.4
Other currencies		201.6	19.7	17.4	0.6	0.3	—	239.6	(1.1)
Currency options — purchased calls		2.4	—	—	—	—	—	2.4	0.0
US$		2.4	—	—	—	—	—	2.4	0.0
Currency options — written puts		2.1	—	—	—	—	—	2.1	(0.2)
US$		2.1	—	—	—	—	—	2.1	(0.2)
Total		4,030.0	4,466.7	2,768.0	566.0	1,048.4	4,820.8	17,700.0	480.7

As of December 31, 2006, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2006							Market
	rate	2007	2008	2009	2010	2011	> 5 years	Total	value
	(In € millions)

Interest rate swaps — fixed-rate borrower		701.0	266.3	572.5	403.3	196.7	496.1	2,635.9	(11.3)
	€5.9%	298.6	170.3	342.0	131.3	156.8	321.3	1,420.3	2.3
	£5.6%	1.4	15.6	1.8	150.7	1.7	19.4	190.6	(2.2)
US$	4.9%	362.8	46.6	214.7	92.9	34.1	125.0	876.1	(8.2)
Other currencies	7.0%	38.1	33.8	14.0	28.3	4.0	30.4	148.6	(3.2)
Interest rate swaps — fixed-rate lender		1,058.8	3.3	2,388.0	1,353.6	12.0	1,055.9	5,871.6	108.6
	€4.8%	1,058.8	3.3	2,342.4	1,353.6	12.0	1,055.9	5,826.0	108.6
US$	4.3%	—	—	45.6	—	—	—	45.6	—
Interest rate swaps -floating/floating		141.7	—	303.7	—	—	—	445.4	1.0
€		141.7	—	—	—	—	—	141.7	0.3
US$		—	—	303.7	—	—	—	303.7	0.7
Futures Rate Agreements — buyer		9.9	9.9	—	—	—	—	19.8	—
	€7.0%	9.9	9.9	—	—	—	—	19.8	—
Caps — buyer		96.8	3.7	981.1	600.0	—	1,160.0	2,841.6	38.5
	€4.5%	96.8	3.7	677.4	600.0	—	750.0	2,127.9	22.7
US$	4.3%	—	—	303.7	—	—	410.0	713.7	15.8
Floors — buyer		45.0	35.0	—	—	—	—	80.0	—
	€3.1%	45.0	35.0	—	—	—	—	80.0	—
Collars-cap buyer/floor seller (int.rate)		—	—	—	60.7	—	45.6	106.3	2.1
US$	5.1%-2.8%	—	—	—	60.7	—	45.6	106.3	2.1
Collars-cap seller/floor buyer (int.rate)		4.2	4.8	5.5	—	—	—	14.5	0.1
	€4.2%-3.3%	4.2	4.8	5.5	—	—	—	14.5	0.1
Cross-currency swaps (int. payments) — borrower		77.1	54.7	541.6	255.2	—	702.8	1,631.4	294.0
US$		28.8	23.1	541.6	106.3	—	702.8	1,402.6	287.3
£		—	—	—	148.9	—	—	148.9	(1.8)
Other currencies		48.3	31.6	—	—	—	—	79.9	8.4
Cross-currency swaps (int. payments) — lender		61.2	31.6	53.2	201.7	229.9	—	577.6	(1.8)
€		42.3	—	—	100.0	50.0	—	192.3	39.1
US$		19.0	—	53.2	83.5	—	—	155.6	(32.7)
Other currencies		—	31.6	—	18.2	179.9	—	229.7	(8.2)
Forex swaps — borrower		1,242.4	65.0	53.6	—	57.2	2.3	1,420.4	28.5
£		403.8	26.6	—	—	—	—	430.4	(3.8)
US$		618.6	—	2.6	—	5.4	2.3	628.9	20.3
Other currencies		220.0	38.4	51.0	—	51.8	—	361.1	12.0
Forex swaps — lender		241.7	—	—	—	—	—	241.7	(0.6)
£		56.8	—	—	—	—	—	56.8	0.0
US$		181.7	—	—	—	—	—	181.7	(0.6)
Other currencies		3.3	—	—	—	—	—	3.3	(0.0)
Forward contracts — buyer		1,015.8	398.6	144.8	6.0	1.4	—	1,566.6	(32.8)
€		174.9	—	—	—	—	—	174.9	1.8
£		259.1	25.5	—	—	—	—	284.5	3.3
US$		565.8	342.5	144.8	6.0	1.4	—	1,060.5	(36.8)
Other currencies		16.1	30.6	—	—	—	—	46.7	(1.1)
Forward contracts — seller		650.9	175.4	25.5	5.8	5.7	48.1	911.5	37.0
€		10.1	5.7	5.7	5.7	5.7	48.1	80.9	20.6
£		218.6	8.2	—	—	—	—	226.8	(3.6)
US$		347.2	151.6	19.8	0.1	—	—	518.8	19.7
Other currencies		75.0	9.9	0.0	—	—	—	85.0	0.3
Currency options — purchased calls		3.1	—	—	—	—	—	3.1	0.0
US$		3.1	—	—	—	—	—	3.1	0.0
Currency options — purchased puts		12.8	—	—	—	—	—	12.8	0.3
€		0.1	—	—	—	—	—	0.1	0.1
Other currencies		12.8	—	—	—	—	—	12.8	0.2
Currency options — written puts		3.1	—	—	—	—	—	3.1	(0.0)
US$		3.1	—	—	—	—	—	3.1	(0.0)
Collars — purchased call/written put(currency)		8.5	0.6	—	—	—	—	9.1	0.1
US$		8.5	0.6	—	—	—	—	9.1	0.1
Collars — written call/purchased put (currency)		8.5	0.6	—	—	—	—	9.1	(0.2)
€		8.5	0.6	—	—	—	—	9.1	(0.2)
Total		5,382.7	1,049.4	5,069.4	2,886.3	502.9	3,510.9	18,401.7	463.4

As of December 31, 2005, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2005							Market
	rate	2006	2007	2008	2009	2010	> 5 years	Total	value
	(In € millions)

Interest rate swaps — fixed-rate borrower		244.2	784.2	467.7	362.4	749.5	765.5	3,373.5	(74.3)
	€6.9%	104.8	340.2	183.7	103.8	471.5	376.6	1,580.7	(53.5)
	£5.6%	1.3	1.4	21.9	1.6	147.6	21.0	194.8	(10.0)
US$	4.6%	78.2	432.7	227.0	245.3	104.9	367.8	1,456.1	(4.4)
Other currencies	6.1%	59.8	9.9	35.0	11.7	25.5	—	141.9	(6.4)
Interest rate swaps — fixed-rate lender		1,226.0	483.0	82.0	2,389.9	1,350.0	1,350.0	6,880.8	309.5
	€4.4%	1,226.0	483.0	82.0	2,339.0	1,350.0	1,350.0	6,829.9	309.1
US$	4.3%	—	—	—	50.9	—	—	50.9	0.3
Interest rate swaps -floating/floating		—	141.7	—	339.1	—	—	480.8	(0.3)
€		—	141.7	—	—	—	—	141.7	0.6
US$			—	—	339.1	—	—	339.1	(0.9)
Forward Rate Agreements — buyer		119.0	—	—	—	—	—	119.0	(0.6)
	€4.9%	119.0	—	—	—	—	—	119.0	(0.6)
Forward Rate Agreements — buyer		0.4	—	—	—	—	—	0.4	0.5
	€2.1%	0.2	—	—	—	—	—	0.2	0.2
US$	1.2%	0.3	—	—	—	—	—	0.3	0.3
Caps — buyer		59.4	116.2	693.8	346.9	606.2	1,207.7	3,030.2	35.2
	€4.6%	53.9	106.8	688.7	2.4	600.0	750.0	2,201.7	21.4
US$	4.6%	4.9	3.9	5.2	344.5	6.2	457.7	822.4	13.8
Other currencies	10.5%	0.6	5.6	—	—	—	—	6.1	—
Caps — seller		39.7	—	—	—	—	—	39.7	0.2
	€6.1%	39.7	—	—	—	—	—	39.7	0.2
Floors — buyer		75.0	25.0	35.0	—	—	—	135.0	0.2
	€2.7%	75.0	25.0	35.0	—	—	—	135.0	0.2
Tunnels — cap buyer/floor seller (int. rate)		—	—	—	—	67.8	450.9	518.7	22.8
	€1.5%-4.72%	—	—	—	—	—	400.0	400.0	20.8
US$	2.64%-4.99%	—	—	—	—	67.8	50.9	118.7	2.0
Tunnels — cap seller/floor buyer (int. rate)		3.7	4.2	4.8	5.5	—	—	18.2	(0.1)
	€2.9%-3.86%	3.7	4.2	4.8	5.5	—	—	18.2	(0.1)
Cross-currency swaps (int. payments) — borrower		163.7	195.7	135.7	654.6	307.0	182.4	1,639.1	169.0
US$		45.3	101.3	68.1	642.0	161.1	110.1	1,127.8	182.4
£		—	—	—	—	145.9	—	145.9	0.6
Other currencies		118.4	94.4	67.6	12.7	—	72.3	365.4	(14.0)
Cross-currency swaps (int. payments) — lender		178.6	12.2	30.5	59.3	210.5	108.4	599.5	(14.9)
€		13.8	—	—	—	100.0	50.0	163.8	23.5
US$		39.5	—	—	59.3	93.2	—	192.1	(28.3)
£		8.2	—	—	—	—	—	8.2	(4.3)
Other currencies		117.1	12.2	30.5	—	17.2	58.4	235.4	(5.7)
Forex swaps — borrower		2,308.8	—	38.8	—	—	—	2,347.6	(25.5)
£		349.9	—	38.8	—	—	—	388.7	(0.5)
US$		1,797.6	—	—	—	—	—	1,797.6	(25.8)
Other currencies		161.3	—	—	—	—	—	161.3	0.8
Forex swaps — lender		603.9	—	—	—	—	—	603.9	7.8
US$		595.3	—	—	—	—	—	595.3	7.7
Other currencies		8.6	—	—	—	—	—	8.6	0.1
Forward contracts — buyer		655.8	199.8	63.5	1.7	—	1.1	921.9	1.2
€		319.2	—	—	—	—	—	319.2	(6.8)
£		53.8	37.0	3.1	—	—	—	93.8	1.7
US$		259.3	157.4	59.8	1.7	—	1.1	479.4	6.7
Other currencies		23.6	5.4	0.6	—	—	—	29.6	(0.4)
Forward contracts — seller		452.0	86.6	10.2	6.1	6.1	58.0	619.0	14.0
€		8.6	6.1	6.1	6.1	6.1	58.0	91.0	18.9
£		214.2	54.1	3.6	—	—	—	271.9	(0.9)
US$		123.7	24.9	—	—	—	—	148.6	(2.8)
Other currencies		105.4	1.5	0.5	—	—	—	107.5	(1.2)
Currency options — purchased calls		18.6	—	—	—	—	—	18.6	0.5
£		5.9	—	—	—	—	—	5.9	0.1
US$		12.7	—	—	—	—	—	12.7	0.5
Currency options — written calls		33.9	—	—	—	—	—	33.9	(1.0)
US$		33.9	—	—	—	—	—	33.9	(1.0)
Currency options — purchased puts		25.4	—	—	—	—	—	25.4	0.4
US$		25.4	—	—	—	—	—	25.4	0.4
Tunnels — purchased call/written put (currency)		2.3	8.5	0.6	—	—	—	11.4	0.1
US$		2.3	8.5	0.6	—	—	—	11.4	0.1
Tunnels — written call/purchased put (currency)		2.3	8.5	0.6	—	—	—	11.4	—
US$		2.3	8.5	0.6	—	—	—	11.4	—
Total		6,212.5	2,065.8	1,563.2	4,165.5	3,297.1	4,124.0	21,428.1	444.6

Commodity risk

To guarantee its short- and long-term supplies and optimize its production and sales structure, Suez carries out transactions on natural gas, electricity, oil and coal markets. Suez is also active on the European greenhouse gas emissions trading rights market. These transactions expose the group to the risk of changes in commodity prices and could create significant volatility in earnings, equity and cash flows from one period to the next. Suez therefore uses commodity derivatives in line with a variety of strategies in order to eliminate or mitigate these risks.

The use of these derivatives is governed by hedging and trading policies approved by the executive management team of the branch concerned. Trading and portfolio management teams manage market and credit risks in accordance with the objectives and exposure limits set by the respective executive management teams. In each of the branches concerned, a management-appointed risk oversight committee, which is independent from portfolio management or trading teams, supervises and controls risks and the strategies implemented to reduce exposure to credit risk and to changes in commodity prices. Independent risk control departments verify that positions taken comply with hedging and trading policies, and are responsible for calculating fair value and market/credit risk exposure. The risk control departments produce daily reports on the performance and exposure resulting from hedging and trading activities.

Hedging transactions

Suez enters into cash flow hedges as defined by IAS 39, using derivative instruments contracted over-the-counter or on organized markets. These instruments may be settled net or involve physical delivery of the underlying. The instruments are used to protect the group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2007, Suez did not hold any derivatives used as fair value hedges.

Fair value

The fair values of derivatives held to manage Suez’ exposure to changes in commodity prices at December 31, 2007 and 2006 are presented in the table below:

	December 31, 2007				December 31, 2006
	Assets		Liabilities		Assets		Liabilities
		Non-		Non-		Non-		Non-
	Current	Current	Current	Current	Current	Current	Current	Current
	In millions of euros

Cash flow hedges	523.8	114.4	(201.7)	(179.7)	426.3	205.9	(366.0)	(228.3)
NATURAL GAS	57.5	22.0	(48.0)	(122.0)	98.5	8.3	(145.5)	(140.8)
Swaps	56.9	21.9	(47.2)	(121.9)	80.3	8.3	(137.0)	(135.9)
Options				(0.1)				(4.2)
Forwards/futures	0.6	0.1	(0.8)		18.2		(8.5)	(0.7)
ELECTRICITY	21.7	35.2	(39.1)	(16.5)	16.6	20.3	(43.6)	(19.9)
Swaps	13.0	10.1	(27.1)	(4.8)	1.8	3.5	(39.6)	(11.9)
Options			(0.4)		1.0		(0.1)
Forwards/futures	8.7	25.2	(11.6)	(11.7)	13.8	16.8	(3.9)	(8.0)
COAL	79.0	41.0	(0.7)		14.9	13.4	(3.0)	0.0
Swaps	79.0	41.0	(0.7)		14.9	13.4	(3.0)	0.0
Options
Forwards/futures
OIL	289.3		(0.1)	(34.2)	137.7	106.0	(3.7)	(1.2)
Swaps	289.3		(0.1)	(34.2)	137.7	87.8	(3.7)	(1.2)
Options						18.2
Forwards/futures
OTHER	76.3	16.1	(113.8)	(6.9)	158.6	57.9	(170.2)	(66.5)
Swaps	75.3		(98.2)	(6.1)	157.7	57.9	(170.2)	(66.5)
Options					0.9
Forwards/futures	1.0	16.1	(15.6)	(0.8)

The fair values shown in the table above reflect the amounts for which assets could be exchanged, or liabilities settled, at the balance sheet date. They are not representative of expected future cash flows insofar as positions (i) are sensitive to changes in prices; (ii) can be modified by subsequent transactions; and (iii) can be offset by future cash flows arising on the underlying transactions.

In accordance with IAS 39, the effective portion of changes in the fair value of the derivative are recognized in equity, while the ineffective portion is taken to income. Cumulative gains and losses carried in equity must be reclassified to income in the period in which the hedged transaction itself affects income.

At December 31, 2007, a gain of €376 million was recognized in equity versus a gain of €948 million at end-2006. A gain of €30 million was reclassified from equity to income in 2007, compared with a gain of €301 million in 2006. Gains and losses arising on the ineffective portion of hedges are taken to income. A loss of €26 million was recognized in income in 2007, compared with a loss of €56 million in 2006.

Notional amounts

Notional amounts and maturities of cash flow hedges are as follows:

	Notional amounts (net)* at December 31, 2007
						Beyond 5
	2008	2009	2010	2011	2012	years	Total
	In millions of MWh

Natural gas, electricity and coal	(40.1)	(9.0)	1.7	0.1	0.9		(46.4)
Oil-based products	13.8	1.0					14.8
TOTAL	(26.3)	(8.0)	1.7	0.1	0.9		(31.6)

*	Long position/(short position)

Energy trading

Some Suez Group entities also take proprietary trading positions. The spot or forward transactions concern natural gas, electricity and various oil-based products and are contracted either over-the-counter or on organized markets. They may also offer their clients risk management services. These transactions are executed in Europe and the United States using various instruments, including (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts.

Revenues from trading activities amounted to €37 million in 2007 (€151 million in 2006).

Fair value

The following table shows the fair values of commodity derivatives used in energy trading activities at December 31, 2007 and 2006, respectively:

	December 31, 2007				December 31, 2006
	Assets		Liabilities		Assets		Liabilities
		Non-		Non-		Non-		Non-
	Current	Current	Current	Current	Current	Current	Current	Current
In millions of euros

Derivative instruments used in energy trading activities	2,303.1	—	(2,285.5)	—	2,256.6	—	(2,155.4)	—

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Changes in fair value:

	December 31,	December 31,
	2007	2006
	In millions of euros

Opening balance sheet	103.2	103.7
Contracts unwound or settled during the year	(101.9)	(132.2)
Initial fair value of new contracts(a)	7.1	10.9
Changes in fair value due to changes in valuation techniques(b)	—	1.6
Other changes in fair value(c)	9.8	88.9
Other(d)	(0.6)	30.3

Total	17.6	103.2

(a)	Energy trading contracts with unrealized gains or losses at inception.

(b)	Including changes in valuation techniques, changes in methods of calculating correlations, volatilities and volume forecasts, market changes, and changes in the characteristics of historical data and source/type of assumptions.

(c)	Changes in fair value due to market fluctuations (prices, volatility, etc.).

(d)	Representing mainly a reclassification of the fair value of contracts under the “Other commodity derivatives” line in accordance with IAS 39.

Fair values of derivatives held by Suez at December 31, 2007, analyzed by valuation method are as follows:

December 31, 2007
In millions of euros

Prices quoted on an organized market	(31.2)
Prices obtained from other external sources	81.1
Prices based on valuation models or other techniques	(13.9)
Other	(18.4)

Total	17.6

Notional amounts

The following table shows the notional amount of these instruments, expressed in millions of MWh:

Notional
amounts (net)*
at December 31,
2007

Commodity derivatives	36.4

*	Long position/(short position).

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of our exposure to market or credit risks. The notional amounts reported are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of our price risk management policy, within the limit of available funds.

Other commodity derivatives

Other commodity derivatives relate mainly to contracts that are (i) used to manage Suez’ overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase group margins; (iii) contracts qualified as written options under IAS 39; or (iv) contracts that the group has the practice of settling net.

The group also holds certain purchase and sale contracts providing for the physical delivery of the goods, which are documented as being purchases and sales taking place in the ordinary course of business but which include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract, with changes in fair value taken to income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract; or (iii) other clauses.

Fair value

The fair values of the other commodity derivatives held by Suez at December 31, 2007 and 2006, respectively, are presented in the table below:

	December 31, 2007				December 31, 2006
	Assets		Liabilities		Assets		Liabilities
		Non-		Non-		Non-		Non-
	Current	Current	Current	Current	Current	Current	Current	Current
In millions of euros

Other derivative instruments	515.6	228.8	(689.4)	(359.0)	590.9	170.9	(828.1)	(337.8)

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Financial risks arising from the use of commodity derivatives

Market Risk

Suez is exposed to the risk of changes in commodity prices that could lead to significant volatility in earnings, equity and cash flows from one period to the next. Accordingly, Suez uses derivative financial instruments in line with a variety of strategies aimed at eliminating or mitigating these risks. Trading and portfolio management teams manage market risks in accordance with hedging and trading policies and risk management procedures.

Market risk arising on commodity positions is assessed, estimated and managed on a daily basis using Value at Risk (VaR) techniques, together with other market risk exposure limits. The use of VaR to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these techniques requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

VaR represents the maximum potential loss on a portfolio of assets over a specified holding period based on a given confidence interval, and is not an indication of expected results. The group uses a 1-day holding period and a 95% confidence interval.

	Dec. 31,	2007	2006	2005	2007	2007
	2007	Average (a)	Average (a)	Average (a)	Minimum (b)	Maximum (b)
	In millions of euros

Trading activities	4.34	4.6	5.8	2.5	9.01	2.12

(a)	Average of daily VaR.

(b)	Based on month-end highs and lows observed in 2007

VaR calculated for hedging derivatives and other commodity derivatives amounted to €49 million at December 31, 2007. These instruments are used to manage and reduce the exposure to market risk liable to impact the expected margin on the Suez’ production assets.

Liquidity risk

See Note 15.1.2 to the Suez’ 2007 Consolidated Financial Statements for details of the Suez’ liquidity risk management policy.

The table below provides an analysis of undiscounted fair values due and receivable in respect of commodity derivatives recorded in assets and liabilities at the balance sheet date.

	2008	2009	2010	2011	2012	> 5 years	Total
	In millions of euros

Derivative instruments carried in liabilities	(5,854.8)	(1,993.5)	(552.6)	(28.6)	(76.0)	(44.9)	(8,550.4)
Derivative instruments carried in assets	6,041.1	1,872.0	521.2	29.4	92.5	5.8	8,562.0
Total at December 31, 2007	186.3	(121.5)	(31.4)	0.8	16.5	(39.1)	11.6

Credit risk

Suez is exposed to credit risk arising from the use of derivative financial instruments. Credit risk reflects the risk that one party to a financial instrument will cause a financial loss for the group by failing to fulfill the contractual obligations under the derivative contract. In the case of derivatives, credit risk arises on instruments with a positive fair value. When the fair value of derivatives is negative, the group owes the counterparty and therefore does not incur any credit risk. Credit risk is built into the calculation of the fair value of derivative instruments.

The risk is minimized by credit procedures and the Suez’ risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining collateral, and using standard netting agreements wherever possible.

	December 31, 2007		December 31, 2006
	Investment		Investment
	grade (a)	Total	grade (a)	Total
	(in millions of euros)

Gross exposure	4,185.0	4,512.5	3,634.9	5,036.5
Net exposure (b)	1,538.2	1,703.7	1,516.2	1,575.9
% Exposure to counterparties rated investment grade	90.3%		96.2%

(a)	“Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

(b)	After taking into account collateral requirements, netting agreements and other credit risk mitigation techniques.

Country risk

During 2005, Suez considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Suez’ investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, Suez has purchased credit default swaps. With these swaps, Suez pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US$-denominated Brazilian government bond, if a credit event occurs (default, restructuring, accelerated repayment, etc.) affecting Brazil. At December 31, 2007, the nominal amount of this protection was US$200 million, of which US$100 million matures in March 2009, and US$100 million at the end of 2012.

At December 31, 2007, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, was €0.25 million (including the portion of outstanding premiums).

New Developments

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in millions of euros)
	Unaudited

Revenues	13,707	12,204	12.3%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,677	1,525	9.9%

Suez generated revenues of €13,707 million, an increase of 12.3% compared to the year-earlier period.

Growth in revenues stemmed mainly from:

•	increased electricity sales and continued development, in particular internationally (Latin America and North America) and in Europe (the Benelux countries, Italy and Spain);

•	additional gas arbitrage opportunities;

•	greater energy services activity in Europe (robust order book, harsher winter than first quarter of 2007, and higher fuel prices); and

•	progress in SUEZ Environment’s water and waste services activities in Europe and internationally.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net at €1,677 million was up substantially, reflecting improved profitability in electricity, particularly from very strong performance in Brazil (spot electricity sales). Operations in the United States (electricity and LNG), France and Spain, also made significant contributions to this advance, as did Energy Services in Europe and Environment in Europe and internationally.

Revenues

	Revenues
	March 31,	March 31,
	2008	2007
	(in € millions)
	Unaudited

SUEZ Energy Europe (1)	5,890	5,013
SUEZ Energy International (1)	1,852	1,586
SUEZ Energy Services	3,056	2,837
SUEZ Environment	2,909	2,768

Group Total	13,707	12,204

(1)	Total revenues in the natural gas and electricity segments (made up of SUEZ Energy Europe and SUEZ Energy International) amounted to €7,742 million, with growth on a reported basis of 17.3%.

Revenues posted total growth of €1,503 million, which can be broken down as follows:

•	a positive €358 million impact driven by higher natural gas prices;

•	a positive €133 million impact relating to changes in the scope of consolidation including:

•	the impact of newly consolidated companies generating a positive impact of €243 million: with SUEZ Environment contributing €110 million (waste activity acquisitions mainly in the United Kingdom and France), SUEZ Energy Europe contributing €90 million, SUEZ Energy International contributing €32 million (acquisition in Panama), and SUEZ Energy Services contributing €11 million (acquisition of Crespo y Blasco in Spain).

•	impact of disposals generating a negative impact of €110 million with Suez Environment contributing €89 million (sale of Applus by AGBAR), SUEZ Energy International contributing €12 million, and SUEZ Energy Services contributing €9 million;

•	exchange rate fluctuations generating a negative impact of €200 million and supported mainly by SUEZ Environment €52 million and SUEZ Energy International €140 million; and

•	higher revenue contributions of €1,213 million from:

•	SUEZ Energy Europe (up €497 million) enjoyed increased sales in all its main markets against a backdrop of higher electricity prices across Europe as well as from the development of its southern Europe activities.

•	SUEZ Energy International (up €346 million) benefited from strong commercial momentum in all of its developing markets, notably in the Americas and its Liquefied Natural Gas business, amid rising prices.

•	SUEZ Energy Services (up €198 million) recorded increased sales in France for installation and maintenance activities as well as for its services business and a strong performance of its business activity in the Netherlands.

•	SUEZ Environment (up €172 million) posted growth driven by (i) waste services in France (up €26 million) and in the United Kingdom and Scandinavia (up €15 million); (ii) water services in France (up €23 million), (iii) Agbar (up €42 million) and (iv) the international segment (up €51 million), particularly China.

Revenue breakdown by geographical area

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in € million)
	Unaudited

France	3,360	3,104	8.2%
Belgium	3,831	3,346	14.5%
France-Belgium sub-total	7,191	6,450	11.5%

Other European Union countries	3,834	3,339	14.8%
Other European countries	176	181	(2.7)%
Subtotal Europe	11,201	9,970	12.3%
North America	1,136	1,089	4.3%
Europe and North America sub-total	12,337	11,059	11.6%

Asia/Middle East and Oceania	630	556	13.4%
South America	558	431	29.4%
Africa	182	158	15.3%

Group Total	13,707	12,204	12.3%

The March 2007 data has been adjusted to include SUEZ Energy International’s subsidiary Baymina (Turkey), in the Asia, Middle East and Oceania zones (previously recorded under “Other countries of Europe”).

The Suez Group generated 90% of its revenues in Europe and North America, of which 82% were generated in Europe alone.

SUEZ Energy Europe

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in € millions)
	Unaudited

Revenues	5,890	5,013	17.5%

Revenues reported by SUEZ Energy Europe rose 17.5% or €877 million during the three months ended March 31, 2008 compared to the year-earlier period.

Electricity

Sales of electricity rose to €3,506 million compared to the year-earlier amount of €3,075 million. The increase in electricity sales is due both to the price dynamics experienced in Europe since mid-2005 and to increasing sales volumes outside the Benelux countries:

•	In the Benelux countries, the overall revenue trend reflects the increase in market prices for electricity (strongly influenced by higher fossil fuel prices). Sales in Belgium also benefited from higher transportation and distribution prices, however without any impact on margins. Sales volumes were down slightly (−0.8 TWh, or −3.2%) resulting mainly from a decline in sales to distributors in Belgium.

•	Electricity volumes sold outside the Benelux countries increased by 2.2%, and accounted for 42% of all electricity sales in Europe. This growth is due mainly to development of SUEZ Energy Europe’s southern Europe activities, with a higher level of activity at the Castelnou power plant in Spain due to improved market conditions compared to the year-earlier period, increased power plant capacity at Leini and Tirreno Power in Italy, and to the 2007 wind farm acquisitions in Portugal.

Natural gas

Sales of natural gas by Electrabel (up 26%) benefited from increased natural gas prices (October 1, 2007 rate increase) and from increased transportation and distribution rates, the latter without impact on margins. To a lesser degree, natural gas sales also benefited from more favorable weather conditions than in 2007.

Distrigas revenues were up 38.7% as a result of increased natural gas prices and a sharp increase in trade-offs due to more favorable market conditions.

Other activities

The drop in revenues from Other activities by €65 million was due to lower trading activity levels and to lower energy sales related services.

SUEZ Energy International

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in millions of euros)
	Unaudited

Revenues	1,852	1,586	16.8%

SUEZ Energy International reported a 16.8% rise in sales compared to the year-earlier period, an increase of €266 million due to strong commercial dynamism across all geographic zones, in a context of strong energy demand and rising prices.

More specifically, growth resulted from:

•	a positive €44 million impact driven by higher gas prices;

•	a positive €16 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a negative impact of €140 million (resulting mainly from the US dollar); and

•	higher revenue contributions of €346 million from:

•	Latin America (€149 million), thanks to increased spot electricity sales in Brazil (€100 million); the increase in sales in Peru (€19 million) and Chile (€29 million) were mainly due to higher prices.

•	Liquefied Natural Gas business (€82 million): continued optimization of the London-based activity in the context of higher prices and seized arbitrage opportunities (5 cargos versus 1 during first quarter 2007).

•	North America (€73 million), mainly due to the commercial successes of SERNA (SUEZ Energy Resources North America, electricity supplier to commercial and industrial customers in the U.S.) as well as to progress in the merchant power plant business.

•	Asia / Middle East (€42 million) due to expansion in the Gulf countries (€19 million, including the impact of the Sohar Power Company commissioning at the end of May 2007), and to positive price trends in Thailand (€8 million) and Turkey (€16 million).

SUEZ Energy Services

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in millions of euros)
	Unaudited

Revenues	3,056	2,837	7.7%

SUEZ Energy Services delivered revenue growth of €219 million or 7.7% compared to the year-earlier period.

•	In France, installation and maintenance activities continued to record strong development (€ 61 million), based on contributions from all entities (Ineo, ENDEL, AXIMA, and Seitha). Services activities (Elyo France) experienced sustained growth (€78 million) due to more favorable weather conditions than for the same period in 2007 and to expanded commercial development.

•	In the Netherlands, business activity rose substantially (€35 million), having fully profited from a strong order book at the end of 2007. In Belgium, activity remained stable under the combined effect of sustained services activity and reduced international installation activity when compared the high level of activity during the first quarter of 2007 (Norway and the Netherlands).

•	Tractebel Engineering (increase of €20 million) benefited from dynamism in all its divisions, particular in the nuclear area.

•	Outside France and Benelux, business activity reflected satisfying growth, particularly in Italy, Switzerland, and the countries of Eastern Europe, but also in electricity and natural gas subsidiaries.

SUEZ Environment

	March 31,	March 31,	% change
	2008	2007	(reported basis)
	(in millions of euros)
	Unaudited

Revenues	2,909	2,768	5.1%
Water Europe	914	911	0.3%
Waste Europe	1,397	1,302	7.3%
International and Other	598	555	7.8%

SUEZ Environment reported growth of 5.1% or €141 million.

Growth in revenues can be broken down as follows:

•	a positive €21 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations generating a negative €52 million; and

•	higher contributions of €172 million mainly from:

•	Water Europe reported growth of €68 million thanks to AGBAR (€42 million) in Spain and internationally, and to Lyonnaise des Eaux (€23 million) based on commercial expansion of its water and wastewater activities.

•	Waste Europe posted growth of €53 million. In France (€26 million), its growth is fairly balanced between its services and treatment businesses. In the United Kingdom and in Scandinavia (€15 million), growth resulted in particular from Private Finance Initiative (PFI) contracts and commercial dynamism in industrial and commercial collection activities. In the Benelux countries and Germany (€13 million), growth is principally related to sorting and recycling activities and to the higher level of production of a new treatment plant.

•	International recorded strong growth (€51 million), coming from the Asia-Pacific region (€14 million) due to increased volumes and higher prices in water and waste services in China and to steady development of waste treatment and landfill disposal in Australia, water rate adjustments obtained in the regulated North American market (€8 million) and expanded activities in the CEMME (Central Europe, Mediterranean and Middle East Region) Region (€17 million). Degrémont (€13 million) benefited from a strong commercial activity level with, for instance, contracts awarded in the Middle East now in execution phase (Doha West, Barka 2).

MANAGEMENT OF GAZ DE FRANCE

The following section describes the current composition and functioning of our board of directors and committees. For further information on the corporate governance arrangements applicable to GDF SUEZ following the merger, see “The Merger — Corporate Governance and Organization Arrangements Following the Merger.”

Board of Directors

Gaz de France’s board of directors is currently composed of 18 members appointed pursuant to: French Law No. 83-675 dated July 26, 1983, relating to the democratization of the public sector, French Law No. 2004-803 of August 9, 2004, as amended; the French Decree dated October 30, 1935, as amended, concerning the French State’s supervision of companies that have received financial assistance from the French State; and French Decree No. 2004-1223 of November 17, 2004 describing the by-laws of Gaz de France.

Pursuant to Article 6 of the above-mentioned law of July 26, 1983, since the French State holds less than 90% of the share capital of the Company (but more than the majority of the share capital), the Company’s board of directors is composed of 18 representatives, of which six are employee representatives elected in accordance with the provisions of Chapter II of the above-mentioned law. The other members are appointed by the general shareholders’ meeting in accordance with the provisions of the French Commercial Code that apply to sociétés anonymes, subject to the appointment, if applicable, of representatives of the French State by decree.

By decree dated November 20, 2004, the French State appointed six representatives to the Company’s board of directors. On October 7, 2005, the shareholders’ general meeting elected six directors. Consequently, the board of directors is composed of:

•	six representatives of the French State;

•	six representatives appointed by the general shareholders’ meeting; and

•	six employee representatives elected by the employees.

Directors are appointed for five-year terms. The Company’s by-laws (statuts) provide that a director appointed to replace another director will exercise his or her duties for the remainder of the prior director’s term until the reappointment of the entire board of directors. The term of the six directors appointed by the general shareholders’ meeting on October 7, 2005 runs until the reappointment of the entire board of directors on November 22, 2009.

In accordance with the law and the Company’s by-laws, each director must hold at least one share for the entire duration of their term, except as waived under any applicable legal or regulatory provisions. Under the law of July 26, 1983, this obligation does not apply to representatives of the French State or employee representatives.

The representatives of the French State and the employee representatives do not receive any compensation from us for acting as directors. However, they may be reimbursed by the Company for their business expenses (Article 11 paragraph 3 of the law of July 26, 1983 and Article 2.12 of the internal regulations of Gaz de France’s board of directors).

Under French law, legal entities may be appointed members of the board of directors as long as they appoint individuals as permanent representatives to represent them on the board of directors. The Chairman of the board of directors is named by decree based on the recommendation of the board of directors.

The general shareholders’ meeting sets the total amount of attendance fees (jetons de présence) based on the board of directors’ proposal. See “— Compensation — Directors’ Attendance Fees.”

In a decree dated September 8, 2006, the French State appointed Philippe Favre, Xavier Musca, and Edouard Vieillefond to represent the French State on the board of directors of the Company replacing Clara Gaymard, Jacques Rapport, and Denis Samuel-Lajeunesse. In a decree dated August 10, 2007, the French State appointed Pierre Graff to represent the French State on the board of directors of the Company, thus replacing Christian Frémont. In accordance with the Company’s by-laws, Philippe Favre, Xavier Musca, Edouard Vieillefond, and Pierre Graff will remain in office until the entire board of directors is replaced on November 22, 2009.

Following the election of Eric Butazzoni as the delegate of the personnel, his mandate expired on December 14, 2007. At the date hereof, Mr. Butazonni has not yet been replaced.

The following table sets forth information regarding Gaz de France’s current board of directors as of the date of this prospectus, including the name, age, the date on which the director was first appointed and the date on which the current term of each director started.

Name	Age	First Appointed/Elected	Start of Current Term

Chairman and Chief Executive Officer
Jean-François Cirelli(1)	49	Sep. 15, 2004	Nov. 24, 2004 (as a “qualified individual”)
Directors appointed by the French State
Paul-Marie Chavanne	56	Nov. 20, 2004	Nov. 23, 2004
Philippe Favre	46	Sept. 8, 2006	Sept. 11, 2006
Pierre Graff	60	Aug. 10, 2007	Aug. 18, 2007
Xavier Musca	48	Sept. 8, 2006	Sept. 11, 2006
Florence Tordjman	48	Nov. 20, 2004	Nov. 23, 2004
Edouard Vieillefond	37	Sept. 8, 2006	Sept. 11, 2006
Directors appointed by the General Shareholders’ Meeting(2)
Jean-Louis Beffa	66	Nov. 20, 2004	Nov. 23, 2004
Aldo Cardoso	52	Nov. 20, 2004	Nov. 23, 2004
Guy Dollé	65	Sep. 10, 2004	Nov. 23, 2004
Peter Lehmann	63	Nov. 20, 2004	Nov. 23, 2004
Philippe Lemoine	58	Nov. 20, 2004	Nov. 23, 2004
Employee Representatives(3)
Olivier Barrault	50	May 31, 1994	Sept. 14, 2004
Bernard Calbrix	55	June 18, 2003	Sept. 14, 2004
Jean-François Le Jeune	62	May 6, 2004	Sept. 14, 2004
Yves Ledoux	51	May 6, 2004	Sept. 14, 2004
Anne-Marie Mourer	48	July 1, 2007	July 3, 2007

(1)	Jean-Francois Cirelli was appointed as a director with effect from October 7, 2005 by the General Shareholders’ Meeting. Prior to that time he served as a director as a “qualified individual.”

(2)	All of these directors were appointed by the General Shareholders’ Meeting on October 7, 2005 so that they continued the directorship they previously held as “qualified individuals.”

(3)	These representatives were elected on May 6, 2004 for five years by the employees of Gaz de France and four of its subsidiaries: Cofathec Services, Omega Concept, ADF Ateliers de Fos and ADF Maintenance Industrielle, in accordance with Law No. 83-675 of July 26, 1983, as amended, relating to the liberalization of the public sector. With the exception of Anne-Marie Mourer, whose term began on July 3, 2007, the terms of the employee representative board members began on September 14, 2007.

Biographical information on members of the Board of Directors

Jean-François Cirelli, 49, has a degree from the Institut d’Etudes Politiques of Paris and the Ecole Nationale d’Administration in addition to a law degree. From 1985 to 1995, he worked at the Treasury Department of the Ministry of Economy, Finances and Industry before becoming technical adviser to the President of the French Republic from 1995 to 1997, and then economic adviser from 1997 to 2002. In 2002, he was appointed assistant director in the office of the Prime Minister, Jean-Pierre Raffarin, and was responsible for economic, industrial and employee matters. He has been the Chairman and Chief Executive Officer of Gaz de France since September 2004.

Paul-Marie Chavanne, 56, has a degree from the Ecole Centrale de Paris and the Ecole Nationale d’Administration. As Inspector of Finances, Paul-Marie Chavanne worked at the Ministry of Economy and Finances from 1978 to 1989, at the Directorate General of Finances, then the Treasury Department. He was Chief Executive Officer of Société Soparges from 1989 to 1991, deputy vice president of Automobiles Citroën from 1992 to 1997, Chief Executive Officer, then President of the Strafor Facom group from 1997 to 1999, President of the Autodistribution Group from 1999 to 2001, Chairman and Chief Executive Officer of Géopost and Chief Operating Officer of the group La Poste since September 1, 2001. He is currently also a director of Sofipost, Banque Postale, Europe Airpost SA, Poste Immo, Generali Assurances Iard, Generali Assurances-Vie and Geopost UK.

Philippe Favre, 46, is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. Mr. Favre began his career at the Department of Foreign Economic Relations (Direction des relations économiques extérieures, or DREE) of the French Ministry of the Economy, Finances and Industry as head of relations with Central Europe and the Soviet Union (1987-1990). From 1990 to 1993, Mr. Favre was a commercial consultant for the French Embassy in the United States (Washington D.C.) and head of a trade mission in Hong Kong (1993 to 1997) and Taipei (Taiwan) (1997 to 2001). In 2001, Mr. Favre was the deputy director of human resources and means management with the DREE. Before becoming president of the Agence française pour les investissements internationaux (French Agency for International Investments) in September 2006, Mr. Favre ran the office of the Deputy Minister of the Economy, Finances and Industry (Christine Lagarde) during more than four years. Mr. Favre is a director of Ubifrance.

Pierre Graff, 60, is a graduate of the Ecole Polytechnique and was a General Engineer of the Ecole des Ponts et Chaussées. After occupying several engineering posts within departmental infrastructure directorates, Mr. Graff became technical advisor for highway policy, highway security and transportation to the Ministry of Infrastructure, Housing, Territorial Development and Transport (1986-1987), highway traffic and security director and interministerial delegate for road safety (1987-1990), departmental infrastructure director of Essone (1990-1993), assistant director of the Ministry of Infrastructure, Transport and Tourism (1993-1995), general director of the Civilian Aviation Authority (1995-2002) and principal private secretary to the Minister of Infrastructure, Transport, Housing, Tourism and Maritime Affairs (June 2002-September 2003). He was named chairman of Aéroports de Paris in September 2003 (then a public authority) and then chairman and chief executive officer of Aéroports de Paris SA in July 2005. Mr. Graff is also a member of the Economic and Social Council, vice president of the European and International issues division of the National Tourism Council, a member of the national committee on vital industries, a member of the board of directors of RATP and SOGEPA (Société de gestion des participations aéronautiques), the company that holds the French State’s shares in EADS. Mr. Graff is a member of the board of directors of SOGEADE (Société de Gestion de l’Aéronautique, de la Défense et de l’Espace, a subsidiary of SOGEPA) and is an officer of the Legion d’Honneur and the Ordre National du Mérite.

Xavier Musca, 48, is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole normale d’administration (ENA), and Inspector of Finances. He has been Director General of the Treasury and Economic Policy since November 20, 2004, Chairman of the Economic and Financial Committee of the European Union, since November 2005, and Chairman of the Paris Club since July 2005. He was a cabinet director at the French Ministry of Economy, Finances and Industry from May 2002 to March 2004. Prior to this, he held a number of positions with the Treasury Department, including head of the Financial Markets Office from 1995 to 1996, Assistant Director of the European and International Affairs Division between 1996 and 2000, in charge of the Assistant Directorship for financing of the economy and competition matters, becoming deputy director in 2000, and head of the Department for the Financing of the State and the Economy at from 2001 to 2002.

Florence Tordjman, 48, has a degree from the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. She also has a Master degree in history and Bachelor degrees in history and geography from the Université Paris IV Sorbonne. Since 1993 she has held different positions within the Ministry of Economy, Industry and Employment. From 1993 to 1997 while part of the information technology and communications division, she was in charge of European R&D programs relating to information technology and communications and starting in 2000, manager of the office of industrial policy and competition. At the Treasury Department from 1997 to 2000 she was in charge of monitoring multilateral development banks and issues relating to the financing of the public aid to development. Since October 2001 she has been in charge of the department of gas and distribution of fossil fuels within the energy and raw materials division. She is currently also a Civil Administrator hors classe.

Edouard Vieillefond, 37, has a degree from the Ecole Polytechnique, the Ecole Nationale Supérieure de l’Aéronautique et de l’Espace (ENSAE). Mr. Vieillefond also holds a DEA in Industrial Economy. From 1995 to 2003, Mr. Vieillefond held various posts with the Ministry of Defense, the Treasury Department and the European Commission. He joined the French Agence des Participations de l’Etat in October 2003, where he was Chief of the marine and rail transport bureau. Since September 30, 2006, Mr. Vieillefond is the Director of shareholdings in charge of the “Energy” subcategory. Mr. Vieillefond is currently a director of GRTgaz and Areva NC and a member of the Supervisory Boards (conseils de surveillance) of SNCM and RTE-EDF. Mr. Vieillefond served as a director of Sovafim (March — October 2006), ATMB (August 2004 to January 2006), APRR (November 2003 to March 2006) and RFF (December 2003 to October 2006).

Jean-Louis Beffa, 66, has a degree from the Ecole Polytechnique, is a Corps of Mines engineer and also has a degree from the Institut d’Etudes Politiques de Paris. He joined Compagnie de Saint-Gobain in 1974 as planning director and became managing director in 1982. He was Chairman and Chief Executive Officer of the Saint-Gobain group from 1986 to June 2007. He has been the Chairman of the board of directors Saint Gobain since June 2007. He is currently also President of Claude Bernard Participations, Vice Chairman of the board of directors of BNP Paribas, a member of the statutory Supervisory Board of Le Monde and Partenaires Associés, a director of the Bruxelles Lambert group, a member of the Supervisory Board of Le Monde and a member of the Supervisory Board of the publishing company of Le Monde.

Aldo Cardoso, 52, has a degree from the Ecole Supérieure de Commerce de Paris and has a master’s degree in commercial law and a degree in accounting. From 1979 to 2003, he held several positions successively at Arthur Andersen: consultant, principal (1989), President of Arthur Andersen France (1994), member of the board of directors of Andersen Worldwide (1998), President of the board of directors (not executive) of Andersen Worldwide (2000) and Managing Director of Andersen Worldwide (2002-2003). Since 2003 he has been director of French and foreign companies. He is currently a director of Orange, Rhodia, Accor, Imerys and Mobistar (Belgium), and is currently also an observer of Axa Investment Managers and Bureau Veritas.

Guy Dollé, 65, has a degree from the Ecole Polytechnique. He began his career in 1966 at the Steel Industry Research Institute and then joined the Usinor group in 1980. He has assumed several industrial responsibilities at the Dunkerque factory before becoming an industrial director of Sollac after the merger between Usinor and Sacilor. He then became president of the long product division in charge of planning and strategy for the Usinor’s stainless steel products. He became Usinor’s Chief Executive Officer in 1999 and following the creation of Arcelor in 2002, president of Arcelor’s management board until September 2006.

Peter Lehmann, 63, graduated from Oxford University and received a doctorate in economics from Sussex University. From 1971 to 1998 he held various positions at British Gas, including European Managing Director, director of competition and regulatory matters and director of international development. In 1997 and 1998, he was commercial director and a member of the board of directors of Centrica, a company that took over a portion of the business activities of British Gas. From 1999 to 2005 he was president of the Energy Saving Trust, created by the British government upon the proposal of actors in the energy sector in order to promote control of energy use. From 2003 to 2006 he was a member of the energy regulatory authority of Northern Ireland. Peter Lehmann is currently Chairman of the Fuel Poverty Advisory Group, a consultative organization responsible for advising the British government on questions of energy access for the most disadvantaged members of society, a non-executive director of the Disability Agency under the Department for Work and Pensions and Chairman of Greenworks, a non-profit start-up company which generates €2 million of revenues.

Philippe Lemoine, 58, has a degree from Institut d’Etudes Politiques de Paris (Public Service), with a degree in advanced economic studies, a bachelor’s degree in law and was a laureate in the Concours Général de Droit Civil (Civil Law General Competition). In 1970, he began a career as a researcher at INRIA. In 1976, he joined the Ministry of Industry (Information Systems) where, in particular, he participated in the drafting of the NORA-MINC report. He then joined the minister’s office of Norbert Segard and Pierre Aigrain, became Government Commissioner at the CNIL, in charge of different matters under the Minister of Research, Laurent Fabius and the Prime Minister, Pierre Mauroy. In 1984 he joined the Galeries Lafayette Group of which he became co-President of the Executive Board in 1998 and he held the position until May 2005. Currently Philippe Lemoine is the Chairman and Chief Executive Officer of LaSer, a services company developing in Europe which has over 7,500 employees and is a subsidiary of Galeries Lafayette and BNP-Paribas. He is currently also Chairman and Chief Executive Officer of Cofinoga, a director of Monoprix, a member of the supervisory committee (comité de surveillance) of BHV SAS, President of Société des Grands Magasins Galeries Lafayette, President of Banque Sygma, President of the Fondation Internet Nouvelle Génération, a director of La Poste (president of the Audit Committee), Co-Manager of GS1 France, and a director of Maison des Sciences de l’Homme, Rexecode and the Franco-American Foundation. He is also a member of the French national data protection authority known as CNIL (Commission Nationale de l’Informatique et des Libertés).

Olivier Barrault, 50, holds a BTS (a French technical degree) in mechanical engineering research and an associates’ degree in sciences and industrial (energy) techniques from the National School for Arts and Crafts. He began his career within the gas and electricity industries in 1979 in the distribution area. In 1985 he became head of operations then manager in charge of service purchases for the Essonne center. He has been a director of Gaz de France since 1994, as a representative of the national federation of unions for workers in the electrical energy, nuclear and gas industries, which is part of the French union called the Confédération générale du travail (CGT).

Bernard Calbrix, 55, began his career in 1976 within the Sochan Company, specialized in the management of HVAC installations. From 1980 to 1994, he held several union positions within this company. In 1994, he joined the Group when Gaz de France acquired the Cofathec group. From 1994 to 2003 he held the positions of secretary general of the construction and woodworking union in Rouen which is part of the French union called the Confédération Française Démocratique du Travail (CFDT) and represented the national CFDT Federation for construction and woodworking within the branch for services management relating to equipment, energy and environment. He is currently an operating agent within the regional entity of Cofathec Services of Rouen and a representative of the Chemical Energy Federation, which is also part of the CFDT.

Yves Ledoux, 51, joined Gaz de France in 1979 as a technical agent and then held various technical and managerial duties with Gaz de France’s Transmission business activity. Today he holds a commercial position within GRTgaz. He is a representative for the national federation of unions for workers in the electrical energy, nuclear and gas industries, which is part of the CGT.

Jean-François Le Jeune, 62, joined the joint services division of Gaz de France and EDF in 1964. In 1976 he was seconded to perform union activities. He was successively secretary general of the Nanterre union, secretary general of the Paris region FO unions, secretary general of UNSC-FO, federal secretary of FNEM-FO and deputy secretary general of FNEM-FO. Since 2004 he has been employed as a manager within Gaz de France’s common resources department. He is a representative for the French union called the Confédération Générale du Travail — Force Ouvrière (CGT-FO).

Anne-Marie Mourer, 48, holds a masters in economics and a diploma of advanced studies in marketing. In 1982, she joined EDF GDF Services, where she held different posts in management within the commercial services division of the Grand Velay, Indre en Berry and Loire centers. In 1992, she joined the customer assistance group in Lyon as an internal consultant in marketing. From 1996 to 2001, Ms. Mourer was head of Energie Direct, a pilot direct marketing program within the gas sales department. In the commercial department of Gaz de France, she was in charge of managing the marketing division in the Sout East region form 2002 to the end of 2003. In the beginning of 2004, she joined the new Gestionnaire de Reseuax Gaz, where she had support and pilot functions for the development domain in the Rhone Alpes-Burgundy region. In the context of the opening to completion of the residential gas market, she was named in 2007 as head of the transition and to provide her commercial expertise to GrDF, the GDF’s new gas distribution subsidiary.

Chairman of the Board

In accordance with Article 10 of the law dated July 26, 1983 and our by-laws, the Chairman of the board of directors is appointed by decree among the members and after proposal of the board of directors. Jean-François Cirelli was appointed Chairman under the French Decree dated January 24, 2008). He was appointed Chairman of the board of directors for the first time after the Company was converted to a société anonyme by a French Decree dated November 24, 2004 and subsequently by a French Decree dated October 13, 2005 (prior to this time Jean-François Cirelli was appointed Chairman of Gaz de France when it was a fully state owned entity, an EPIC (établissement public industriel et commercial), by a French Decree dated September 15, 2004 and exercised his duties as legal representative of the Company and assumed the general management of the Company until the publication of the French Decree dated November 24, 2004 on November 26, 2004).

The Chairman’s duties may be terminated under the terms provided for under Article 10 of the above-mentioned law of July 26, 1983.

Board Practices

The board of directors’ activities are governed by French laws and regulations, by the Company’s statuts (by-laws) and by the board of directors’ “Réglement Intérieur,” or “Internal Regulations”, which can be modified at any time by the board of directors. The board’s Internal Regulations were adopted by the board on December 19, 2007. These Internal Regulations describe the responsibilities of the board of directors and its members as well as the operation of the board of directors and its committees, including a code that governs the behavior of its directors (Charte de l’administrateur).

The Internal Regulations are subject to review, as necessary, by the board of directors. Moreover, each director is obligated to make any recommendation that may be necessary to improve the operation of the board, particularly the time of a scheduled review of the regulations and to accept the judgment of the board of directors in the evaluation of the his or her own behavior as director.

Communication of information to the directors

Under the terms of the Internal Regulations, except if otherwise necessary, the Chairman of the board of directors will send to the directors at least six full days before the holding of each meeting a meeting notice as well as the agenda for the meeting. Furthermore, within six business days of the meeting, the Chairman will provide the board members with all information and documents that will be necessary to the performance of their duties as well as, to the extent possible, a draft of the minutes from the preceding meeting.

As necessary, the Chairman may call for a board meeting to be held within 24 hours. In this case, the meeting notice, the agenda, and the relevant documentation are sent simultaneously. Notice may also be given orally. Urgent matters qualifying for meetings called on this basis include, unscheduled events or transactions that may have an effect on the company’s trading price, and for which a decision of the board is required.

The Internal Regulations require the Chairman of the board of directors to communicate regularly with the board (and between board meetings, if necessary) all relevant information concerning Gaz de France. Each director may receive any training that is necessary to properly perform his or her duties as a director, or if applicable, as a member of a committee, and which is either provided by the Company or approved by it.

In addition, directors may, in order to receive all information necessary, meet with the principal operational officers of Gaz de France or the Group independently from the Chairman and senior management, to discuss the topics included on the board of directors’ agenda. The questions raised by the directors are to be responded to as soon as possible.

Functions of the Board of Directors

The board of directors must consider the major strategic, economic, financial or technological objectives of Gaz de France’s and the Group’s activities, before voting on decisions relating to them.

In addition to the matters that the board of directors is legally required to consider, the board agenda must also include — after study, if applicable, by the competent committees — approval of certain types of material transactions, including contracts with the French State relating to the Group’s public service obligations, certain acquisitions or sales of equity interests, certain long-term energy purchase contracts and certain financial transactions.

In addition the Chairman must include on the board’s agenda:

•	at least twice a year, a review of the financial and cash flow situation, as well as Gaz de France’s and the Group’s commitments;

•	once a year, and as necessary, disclosure relating to the situation of our principal subsidiaries and the Company’s equity interests facing financial difficulties;

•	once a year, a review of Gaz de France’s security policy;

•	once a year, an examination of how Gaz de France exercises its supervision rights over its regulated subsidiaries;

•	once a year, an examination of the policy for the Group’s non-gas purchases;

•	gas sales transactions that exceed 15 billion kWh per year;

•	once a year, an examination of the energy supply policy;

•	once a year, information concerning the execution of contracts relating to our objectives and the implementation of the Company’s public services missions;

•	once a year, a review of the functioning of the board; and

•	once a year, information regarding the amounts of downstream guarantees and guarantees consented to by the Group’s significant subsidiaries.

The Internal Regulations also provide that the Chairman will add to the agenda matters which three board members have submitted for discussion three days prior to the meeting.

Any board member, who wishes to address the board on a certain topic not included in the agenda may make a request to the Chairman at the beginning of the meeting. The Chairman then informs the board of such request. The discussion of such matters may be moved to the next scheduled board meeting if so requested by the Chairman.

The Internal Regulations also provide that the Chairman must provide to the directors, at least every six months, disclosure relating to the most significant contracts awarded during the prior period.

Board of Directors’ meetings

The board of directors meets as often as required by our business, and at least eight times a year, including at least once each quarter. During the last board meeting of the year, the board members are given the projected meeting calendar for the next year. The Chairman determines the agenda for the meetings. The Chairman may authorize one or more directors to participate in a board meeting by way of telecommunication or videoconference when necessary.

The Chairman directs the proceedings and enforces the Internal Regulations. The Chairman may suspend a meeting at any time.

The board of directors met 13 times in 2007, with an average attendance by its member of 74%.

During 2007 the board of directors examined the following topics:

•	the budget;

•	approval of the financial statements and proposal for the allocation of revenues;

•	division of attendance fees;

•	semi-annual financial statements;

•	sureties, financial backing and guarantees;

•	strategy;

•	commercial policy;

•	the projected merger with the Suez group;

•	the Group’s gas supply policy;

•	the risk management policy;

•	the free share grant plan;

•	the creation of a distribution subsidiary;

•	the share buy-back program;

•	the Internal Regulations; and

•	a certain number of transactions tied to investments and important undertakings in the context of our development.

An attendance register is kept and signed by the participating board members. The register sets forth the names of board members participating in the meeting via video-conference or by other means of telecommunication. The Internal Regulations provide for the appointment by the board of directors, upon the nomination of the Chairman, of a Secretary to the board of directors. Mr. Emmanuel Hedde was appointed Secretary to the board of directors on April 30, 2007. A director cannot serve as the Secretary.

Under the terms of the Internal Regulations, if at least six directors request a meeting of the board, the Chairman must convene such a meeting within a maximum of seven full days of the request or within a time determined by agreement with the requesting directors.

The works council’s secretary and the French State Comptroller attend the board meeting without voting rights.

The new energy law (December 7, 2006) provides that the minister in charge of energy shall appoint a government commissioner who will participate in an advisory position in the meetings of the Company’s board of directors. As of the date of this document, no government commissioner has been appointed to Gaz de France.

Directors’ code of conduct (Charte de l’administrateur)

In accordance with the Internal Regulations, the board of directors adopted a code (Charte de l’administrateur) that governs the conduct of our directors. This code in particular provides as follows:

•	Directors must act in all circumstances in the business interest of the Company, it being understood that the ultimate criteria in the taking of a decision must be the Company’s long-term interest, which will assure its continuation and development. Directors must, regardless of their designation, consider themselves representatives of all the shareholders.

•	Directors will take full responsibility for their rights and obligations. They must know and respect the legal and regulatory provisions relating to their duties, as well as the Company’s own rules based on its by-laws and the board of directors’ Internal Regulations.

•	Directors will exercise their duties with independence, loyalty and professionalism.

•	Directors will ensure that they maintain in all circumstances the independence of their judgments, decisions and actions. It is forbidden for them to be influenced by anything outside of the business interest which they have the duty to defend. They have a duty to inform the board of directors of anything to their knowledge that may affect the interests of the company. They have a duty to clearly express their questions and opinions and to endeavor to convince the board of directors of the relevance of their positions. In case of disagreement, they will ensure that such disagreements are explicitly recorded in writing in the minutes describing the deliberations. Measures shall be taken to ensure the independence of the directors representing employees, particularly in terms of their professional advancement.

•	Directors will endeavor to avoid all conflicts that may exist between their personal and financial interests and those of the Company. They will inform the board of directors of any conflicts in which they could be implicated. In situations where a conflict of interest cannot be avoided, such director must abstain from deliberations as well as any decision relating the subjects concerned.

•	Directors may not take any action that may harm the Company’s interests and must act in good faith in all circumstances. They must keep confidential the information they receive and the debates which they participate in. Directors must respect the confidential nature of any information so identified by the Chairman of the board of directors. They are forbidden from using privileged information to which they have access for their personal benefit or for the benefit of others. In particular, if a director holds non-public information relating to the Company, such director must abstain from using such information to undertake (directly or indirectly) any transaction involving the Company’s securities.

•	Directors undertake to dedicate the time and attention necessary to their duties. They will stay abreast of the fields and the specifics of the Company, its issues and values, including by questioning principal officers. They will participate in meetings of the board of directors with attentiveness and diligence. They will endeavor to participate in at least one of the board of directors’ special committees. They will attend general shareholders’ meetings. They will endeavor to obtain in an appropriate amount of time the elements that they view as information indispensable to the board of directors’ deliberations. They undertake to update the information that is useful to them and have the right to request any training from the Company, which may be necessary for the proper exercise of their duties.

•	Directors will contribute to the collegiality and efficiency of the board of directors’ and its special committees. They will make all recommendations that would improve the way in which the board of directors functions, particularly at the time of the board’s periodic evaluation. They will accept the evaluation of their own actions by the board of directors. They undertake, along with all the members of the board of directors, to ensure that their supervisory duties are accomplished with efficiency and without hindrance. In particular they will ensure that the Company puts in place procedures to comply, in both substance and spirit, with laws and regulations. They will ensure that all the decisions adopted by the board of directors will, without exception, be the subject of formal decisions, which are well explained and duly included in the board of directors’ minutes.

Committees of the Board of Directors

Gaz de France’s by-laws permit the board of directors to establish committees, notably an audit and financial statements committee and a strategy and investments committee, to deliberate such issues as the Company or its Chairman may decide.

The Internal Regulations of the board of directors, as adopted by the board of directors following its meeting on December 19, 2007, state that the board of directors may establish permanent or temporary committees, intended to facilitate the proper functioning of the board of directors to aid the efficient preparation of its decisions. The directors, on the recommendation of and in coordination with the Chairman, designate the members and Chairman of the committees, taking into consideration the capabilities, experience and availability of the directors which they wish to appoint and respecting the equilibrium of the board of directors. The Government commissioner designated in the event of privatization of the Company by the Minister in charge of energy shall participate in an advisory capacity in the deliberations of the committees in accordance with Article 39 of Law 2006-1537 of December 7, 2006 concerning the energy sector. The annual report of the Company is required to include disclosure relating to the activities of each of its committees over the course of the past year.

The purpose of a permanent or temporary committee is to study the matters and projects that the board of directors or the Chairman refer to it, to prepare the work and the decisions of the board of directors relating to these subjects and projects, as well as to report its conclusions to the board of directors in the form of reports, propositions, opinions, information or recommendations. The board of directors is responsible for the committees and the performance by each such committee of its duties.

Generally, the term of the members of the permanent committees is two fiscal years, unless the remainder of a director’s term on the board of directors is too short to complete the entire two year period; in such a case the director’s term on the committee will be as long as such director’s term on the board of directors. The terms of the members of permanent committees are renewable subject to the maintenance of the quality of the people concerned. The renewal of the terms of the members of permanent committees is done at the board of directors’ meeting at which the annual financial statements are approved.

Each committee makes note of all its work at the next meeting of the board of directors, which includes disclosures, opinions, proposals, or recommendations as written in the minutes of its meetings. No committee may consider issues on its own initiative which would go beyond the limits of its stated functions. The committees have no power to make decisions.

An audit and financial statements committee, strategy and investment committee, remuneration committee and sustainable development and ethics committee have been established. The composition, missions and functioning of these permanent committees are described below.

Audit and financial statements committee

Composition and operation

The audit and financial statements committee (comité d’audit et des comptes), is composed of the following five directors: Aldo Cardoso, who chairs the committee, Eric Buttazzoni (until the end of his term on December 14, 2007), Edouard Vieillefond, Paul-Marie Chavanne and Bernard Calbrix.

The audit and financial statements committee holds at least four meetings per year, two of which are for the examination of semi-annual and annual financial statements and one which is for the examination of the budget. The Chairman of the committee proposes the agenda of the committee meetings. In 2007 the committee met 12 times with an average level of attendance of 75% of its members. During the course of its meetings, this committee considered, in particular, the following topics: the 2007 budget, accounting procedures for concessions under IFRS standards, company and consolidated accounts for 2006, financial policy (2006 balance sheet and outlook for 2007-2008), 2006 financial results and outlook for the main subsidiaries and equity interests, internal control policy, profitability criteria in the context of external growth operations, audit report for 2006 and the 2007 audit program, Group risks in 2006, 2006 annual report (document de référence), presentation of Gaselys, separation of the gas distributor, renewal of the engagement of the statutory auditors, the merger with Suez, long-term gas purchase contracts and hedging transactions, the half-year financial statements, financial communications, closure of the accounts for 2007, organization of the Group’s financial and accounting procedures, 2007 accounts work plan for the statutory auditor and endorsements, granted securities and guarantees.

The main participants in the audit and financial statements committee are Senior Management, the Finance Department, the Audit Department as well as the Company’s independent statutory auditors. Hearings with the Finance Department may be held outside the presence of the Chairman of the board of directors. Hearings with the independent statutory auditors may be held outside the presence of all employees and managers of the Company. In order to perform its functions, the committee may use outside experts to the extent needed.

The Chairman of the Strategy and Investment Committee receives the agendas for the audit and financial statements committee and may attend its meetings.

Functions

The functions of the audit and financial statements committee with respect to financial statements include:

•	ensuring the relevance and permanence of the accounting methods adopted for the establishment of the consolidated or unconsolidated financial statements as well as the appropriate treatment at the Group level of significant transactions;

•	undertaking an examination of the Company’s main subsidiaries and equity interests once a year, or as needed (especially in case of financial difficulties);

•	at the time of the approval of the financial statements, undertaking the required examination and giving its opinion on the drafts of the annual and six-months consolidated and unconsolidated financial statements prepared by the Finance Department before they are presented to the board of directors. To do this, the committee has discussions with the independent statutory auditors, Senior Management and the Finance Department concerning in particular depreciation and amortization, provisions, treatment of goodwill, principles of consolidation and off-balance sheet commitments. They may examine all of the financial statements for the needs of specific transactions (contributions, mergers, market transactions, payment of interim dividends, etc.);

•	staying informed of the Group’s financial strategy and terms of major financial transactions;

•	reviewing drafts of the annual business activities report and of the annual management report before their publication; and

•	examining the scope of consolidation and the choice of principles for the consolidation of the Group’s companies.

The functions of the audit and financial statements committee with respect to risk management include:

•	examining risks and significant undertakings, in particular through the assessment of such risks.

•	examining the risk management policy in all domains (especially the insurance policy, financial management and participation on the futures markets); and

•	undertaking an annual review of the Company’s main subsidiaries.

The functions of the audit and financial statements committee with respect to internal and external controls, internal audit and independent statutory auditors include:

•	verifying that the internal procedures for collection and for controlling information assure their reliability and examining the Group’s internal audit plan and the intervention plan of the independent statutory auditors;

•	meeting with the managers in charge of the internal control and audit, giving its opinion on the organization of these services, taking into account work programs and receiving a summary of the internal audit activities of Gaz de France and the Group as well as all the auditors’ reports requested by the Chairman of the committee;

•	receiving regularly the report of the Group’s independent statutory auditors on the methods used for completing their work;

•	monitoring the implementation of the purchasing policy;

•	ensuring that the rules, principles and recommendations guaranteeing the independence of the independent statutory auditors are complied with;

•	proposing to the board of directors, if applicable, a decision on any significant points of disagreement between the independent statutory auditors and Senior Management likely to arise in the course of the performance of their work;

•	supervising the procedure for selecting or renewing (through bidding) the term of the independent statutory auditors by overseeing the selection of the “lowest responsible bidder,” preparing an opinion on the fees sought for the execution of the legal control functions, preparing an opinion on the choice of the independent statutory auditors and making this recommendation to the board of directors; and

•	disclosing the details of all fees paid by Gaz de France and the Group to the independent statutory auditors and their networks, and ensuring that the fees of the independent statutory auditors and their networks are not structured in a manner that would compromise the auditors’ independence.

The functions of the audit and financial statements committee with respect to finance policy include:

•	being informed of the strategy and financial situation of the Group, the methods and techniques used to define their financial policies;

•	staying informed about our main communications concerning our financial statements;

•	examining our budget; and

•	examining all issues of a financial or accounting nature that are given to it by the Chairman of the board of directors or by the board of directors.

Strategy and investment committee

Composition and operation

The strategy and investment committee is composed of seven members: Peter Lehmann, who chairs the committee, Florence Tordjman, Philippe Favre, Edouard Vieillefond, Olivier Barrault, Anne-Marie Mourer and Jean-François Le Jeune.

The strategy and investment committee holds meeting at least four times per year. The agenda of the meetings is proposed by the Chairman of the committee. In 2007, the strategy and investment committee met six times with an average member attendance rate of 82%.

The committee addressed the following subjects during its meetings: gas purchasing policy, commercial policy, sustainable development action plan, wind farming policy, monitoring of the public service contract, acquisitions and the growth of the Group.

In order to complete its work, the strategy and investment committee may have meetings with the members of the management of the Company and the Group and use external experts, as necessary.

The Chairman of the audit and financial statements receives the agenda of the strategy and investment committee and may attend its meetings.

Functions

The functions of the strategy and investment committee include:

•	with respect to strategy, explaining to the board of directors its opinion on our major strategic objectives, in particular our industrial, commercial, social, research and development and sustainable development policies, the Group’s Public Service Contract, as well as all other important strategic issues which the board of directors refers to it;

•	with respect to investments, studying and providing its opinion to the board of directors on the issues submitted to it relating to major transactions presented to the board of directors concerning external growth, disinvestments and the sale of companies, or the purchase or sale of equity interests, investments, the creation and modernization of industrial equipment and works on an annual or multi-year basis, as well as the major real estate projects of the board of directors; and

•	purchasing policy (including market information with respect to the previous year).

Remuneration committee

Composition and operation

The remuneration committee is composed of three members, including at least two members elected by the general shareholders’ meeting. Jean-Louis Beffa chairs the committee, and Edouard Vieillefond and Philippe Lemoine are members of the committee.

The committee’s meeting agenda is proposed by the Chairman of the committee who is appointed from among the committee members elected at the general shareholder’s meeting. In case of a tie, the chairman holds the deciding vote.

The committee holds at least one meeting per year.

No committee member may take part in discussions relating to benefits or remuneration from which he or she could benefit. Such discussions may only take place among the other committee members.

Functions

The functions of the remuneration committee include:

•	addressing to the Minister of Economy, Industry and Employment an opinion on the remuneration of the Chief Executive Officer and of the Chief Operating Officers, as well making a proposal concerning their salaries, variable remuneration (including objectives criteria, as well as its evaluation of the results obtained by each officer based on set objectives) and other remuneration for these individuals; this opinion is transmitted to the board;

•	proposing a lump sum for board members’ attendance fees, which will be proposed at the general shareholders’ meeting, as well as the rules for distributing such lump sum among board members, including the amounts of attendance fees attributed to each board member and observers (censeurs), if any, with such rules taking into account the participation of the members at the committee meetings;

•	reviewing any matter presented to it by the Chairman of the Board and relating to the matters discussed above, or relating to capital increases reserved for employees.

Sustainable development and ethics committee

Composition and operation

The sustainable development and ethics committee is composed of a maximum of five members, including one board member elected by the general shareholders’ meeting. Peter Lehmann chairs the committee, and Florence Tordjman, Anne-Marie Mourer, Yves Ledoux and Jean-François Lejeune are committee members.

The meeting agenda is proposed by the chairman of the committee, who is chosen from among the committee members elected by the general shareholders’ meeting. The president of the committee holds a deciding vote in the event of a tie. The committee holds one meeting per year.

Functions

The sustainable development and ethics committee oversees that sustainable development and ethics are taken into consideration during the board’s management of the company. The sustainable development and ethics committee’s functions include:

•	studying the process and ethics charter, as well as the sustainable development policy; and

•	reviewing the annual report from a non-financial statements standpoint (activity report and sustainable development report).

Limitations on the Powers of Senior Management

Decisions submitted for prior approval to the Board of Directors

The Internal Regulations require the board of directors to examine and approve the following actions to be undertaken by the Group (as well as any other actions that must be approved by the board of directors pursuant to applicable legislative and regulatory provisions):

•	contracts concluded with the French State relating to the objectives and terms for the implementation of our public service missions;

•	the Group’s multi-year strategic plan;

•	once a year, the Group’s budget for the following year, based on the first year of the previously adopted strategic plan;

•	projects relating to the acquisition, expansion, sale of equity interests or business activities, joint venture projects or contributions having significant financial or strategic implications in which the Company or the Group grants or accepts an obligation amounting to more than €200 million per transaction (or its equivalent in another currency), before taxes (including acquired liabilities and off-balance sheet obligations); for projects not related to the Company’s strategic plan, the threshold is reduced to €50 million (before taxes) per transaction;

•	the Group’s long-term energy purchasing projects, for transactions amounts greater than:

•	with respect to gas, 30 billion kWh per year (including the terms for delivery);

•	with respect to electricity, 10 billion kWh per year (including the terms for delivery);

•	proposed acquisitions, disposals, and exchanges by the Company or the Group of buildings or property rights, as well as the leasing of buildings, for which the amount is estimated at more than €100 million (before taxes) per transaction; and

•	the global amount for borrowings by way of the issuance of securities or credit agreements relating to the Company and its subsidiaries, where such borrowings exceed €500 million per year. This does not apply to the refinancing of existing obligations.

In addition, the board of directors must review the total amount (per transaction) of sureties, financial backings and guarantees provided by the Company in order to guarantee Group companies, on the one hand, or third parties, on the other hand, authorized by the board for the year to the Chairman and Chief Executive Officer.

Limitations on the power of the Chief Operating Officers

We have two Chief Operating Officers: the Chief Operating Officer for the Infrastructure division, Support Activities and Human Resources; and the Chief Operating Officer for the Supply, Exploration, Production and Trading Activities, International Activities and Services (Global Gas & LNG). In its meeting of August 28, 2007, the board decided that the Chief Operating Officers shall assist the Chairman and Chief Executive Officer in the strategic and operational management of the Group.

Yves Colliou, as Chief Operating Officer, is notably in charge of supervising the Group’s human resources, security and information technology policies, as well as research.

Jean-Marie Dauger, as Chief Operating Officer, is notably in charge of supervising the Group’s international and service activities.

In addition, Yves Colliou, as Chief Operating Officer of the Infrastructures branch, and Jean-Marie Dauger, as Chief Operating Officer of the Global Gas and LNG branch, may each sign any agreements, contracts, effect any acquisition, expansion, sale of equity interests or business activities, joint venture projects or contributions having significant financial or strategic implications in which the Company or the Group grants or accepts an obligation amounting to more than €100 million per transaction (or its equivalent in another currency) that relates to their respective missions, except for the following specific matters for which the delegation of power is limited to the thresholds indicated below:

•	€30 million (before taxes) or its equivalent in foreign currency for the realization of any acquisition, expansion or sale of equity interests or business activities, joint ventures or contributions having important financial or strategic implications in which the Company or the Group grants an guarantee or accepts an external guarantee (including acquired liabilities and off-balance sheet obligations), in the event such a transaction do not relate to the Company’s strategic plan or do not involve the energy sector;

•	10 billion kWh per year for the Group’s energy purchase and sale projects;

•	€50 million (before taxes) for the Group’s industrial investment or construction agreement projects; and

•	€30 million, before taxes (or its equivalent in a foreign currency) for supply and services agreement projects (excluding the supply of energy).

Internal control report

In accordance with the provisions of paragraph 6 of Article L. 225-37 of the French Commercial Code, the Chairman of the board of directors prepared a description of the material elements of our internal control procedures pursuant to the procedures defined under the French regulations. This report was presented at the general shareholders’ meeting on May 19, 2008 to approve the financial statements for the year ended December 31, 2007. The French internal control report differs significantly from the U.S. internal control reports required in the annual reports of companies under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Statement concerning Corporate Governance

As of the date of this prospectus, we comply with the requirements of France’s corporate governance regime subject to certain terms which are specific to companies belonging to the public sector.

The Internal Regulations of our board of directors that were adopted on December 19, 2007, aim to guarantee the transparent functioning of the board of directors. The main provisions of the Internal Regulations are summarized in “— Board Practices.” The director code of behavior (Charte de l’administrateur), which is attached to the Internal Regulations, deals with independence, loyalty and the professionalism of directors; these main provisions are summarized in “— Board Practices — Directors’ Code of Conduct (Charte de l’administrateur).”

Senior Management

The Chairman of the board of directors is also our Chief Executive Officer and oversees our senior management. Under French law, the Chief Executive Officer has wide-ranging powers and may act in any situation on our behalf, including representing us in our relations with third parties. Our Chief Executive Officer exercises these powers within the limits of our by-laws (statuts) and is limited only by the powers that are legally reserved to shareholders’ meetings and the board of directors.

Under our by-laws (statuts), the board of directors may, based upon nominations made by the Chief Executive Officer, appoint up to five people to assist the Chief Executive Officer under the title directeur général délégué, which we refer to in this prospectus as Chief Operating Officers. On October 7, 2005, the board of directors appointed Yves Colliou and Jean-Marie Dauger as Chief Operating Officers. Yves Colliou and Jean-Marie Dauger had already been Chief Operating Officers since the time they were appointed by the board of directors on December 17, 2004. Our Chief Executive Officer can delegate selected responsibilities to one or more of his Chief Operating Officers.

As of the date of this prospectus, Jean-François Cirelli, Yves Colliou and Jean-Marie Dauger are in charge of the general management of the Group.

Executive committee

The executive committee was created effective from February 1, 2005, and replaces the management committee that had been in place since 1996. It is chaired by the Chief Executive Officer and it is in charge of the Group’s major strategic decisions and general management.

The executive committee meets on a weekly basis.

The following table sets forth the name, age, and position of each of the members of the executive committee as of the date of this prospectus:

Name	Position

Jean-François Cirelli, 49	Chairman and Chief Executive Officer
Yves Colliou, 62	Chief Operating Officer, Director of the Infrastructures Division
Jean-Marie Dauger, 55	Chief Operating Officer, Director of Global Gas & LNG Division
Stéphane Brimont, 39	Chief Financial Officer
Pierre Clavel, 51	Director of the International Division
Henri Ducré, 51	Director of the Energy France Division
Emmanuel Hedde, 60	Company Secretary and Secretary to the Board of Directors
Raphaële Rabatel, 45	Executive Vice President, Corporate Communications
Philippe Saimpert, 54	Executive Vice President, Human Resources

Biographical information on the members of the executive committee

Jean-François Cirelli, 49, has a degree from the Institut d’Etudes Politiques of Paris and the Ecole Nationale d’Administration in addition to a law degree. From 1985 to 1995, he worked at the Treasury Department of the Ministry of Economy, Finances and Industry before becoming technical adviser to the President of the French Republic from 1995 to 1997, and then economic adviser from 1997 to 2002. In 2002, he was appointed assistant director in the office of the Prime Minister, Jean-Pierre Raffarin, and was responsible for economic, industrial and employee matters. He has been the Chairman and Chief Executive Officer of Gaz de France since September 2004.

Yves Colliou, 62, is an engineer who graduated from the Ecole Catholique des Arts et Métiers. In 1974, he joined EDF GDF Services (now EGD) in the Mulhouse center. In 1978, he joined the commercial department and then the supply branch of Gaz de France. Since 1985, he has held various positions, in particular in the area of human resources, and operational duties at EDF GDF Services. In 1996, he was appointed head of the department of the President and the general management of EDF before becoming, in 1998, head of EDF GDF Services. In January 2002, Yves Colliou joined the general management of Gaz de France, as a director, before he was appointed general management’s Deputy Vice President in June 2002. He was Chief Operating Officer of Gaz de France’s Infrastructures division, Support Activities and Human Resources from December 2004 to July 1, 2007, and then Chief Operating Officer of our Infrastructures division following the reorganization decision as of July 1, 2007.

Jean-Marie Dauger, 55, has a degree from the Ecole des Hautes Etudes Commerciales — HEC. After starting his career at Péchiney, banque Trad (Lebanon) and in the financial department of EDF, Jean-Marie Dauger joined the Group in 1978. First, he held various positions in the production and in transmission divisions and in services related to movement of gas. In 1985, he joined the gas supply division, which he managed from 1991 to 1995. In 1995, he became vice-president of the strategy and management division. In 2000, Jean-Marie Dauger was appointed senior management’s Deputy Vice President. In December 2004 he was appointed Chief Operating Officer for the Supply, Production and Trading of Energy, as well International activities, and as of July 1, 2007, Chief Operating Officer of our Global Gas & LNG Division.

Stéphane Brimont, 39, has a degree from the École Polytechnique and the Ecole Nationale des Ponts et Chaussées. After first working at Crédit Lyonnais in New York, he joined the administration of the Vaucluse regional equipment department as regional head of urbanism and construction. In 1997, he joined the budget management for the Ministry of Economy, Finances and Industry where he held various positions, in particular: head of “research, postal services and telecommunications,” and head of “transportation.” In May 2002, he joined the office of the Prime Minister, Jean-Pierre Raffarin, where he was adviser for budgetary matters. He joined the Group in September 2004 and was appointed Senior Vice President of Strategy in December 2004. In 2007, he was appointed Chief Financial Officer of the Group.

Pierre Clavel, 51, has a degree from the Ecole Polytechnique and the Ecole des Mines of Paris. He started his career in engineering, gas plant and thermal production project management abroad within the Gaz de France and EDF groups. In 1997, he was appointed Vice President of Gaz de France’s transmission division. In 1999, he joined EDF GDF Services as Vice President of a group of centers in the Centre Auvergne and Limousin region. In 2002, he was appointed Vice President of the Group’s natural gas supplies, then, in 2003, Vice President (Designate) of the Purchase and Sale of Energy division of Gaz de France in charge of the Group’s natural gas supplies. He was appointed Senior Vice President of the International division in December 2004.

Henri Ducré, 51, has a degree from the Ecole Superieure des Arts et Metiers. In 1979, he joined the management of EDF’s and GDF’s joint distribution network, where he worked for the bulk of his career. He had different roles there, particularly as the Director of the Centre Pryenees Gascogne region and as Director of grouped Mediterranee centers. In 2001, he was named president of Edenor (an Argentine subsidiary of EDF). In 2002, he became Director of the distribution and commercial division of EDF’s Americas branch. Mr. Ducre was a member of EDF Gaz de France Distribution from July 2004 to April 2007. In July 2007, he was appointed Senior Vice President of the Energie France division.

Emmanuel Hedde, 60, has an engineering degree from the Institut Supérieur d’Electronique de Paris and the Institut de Contrôle de Gestion. He began his career as an engineer in the information industry for the engineering company SOFRESID. In 1973, he became a vice president of a mechanics and surface treatment factory at Société Nouvelle de Métallisation, then he joined Crédit d’Equipement des Petites et Moyennes Entreprises (“CEPME”) in 1980 and became deputy vice president of the Agence Centrale in 1990. He joined Gaz de France in 1993 as Deputy Vice President of services for subsidiaries and equity interests in the financial and legal services department. He then became director of this service before being appointed deputy director of the financial division in 2000. He was then appointed Vice President of large projects and then, in December 2004, Vice President of the Equity Acquisitions division. He was also manager of the Development of Shareholding. As of July 1, 2007, he was appointed Company Secretary and Secretary to the board of directors.

Raphaële Rabatel, 45, has a degree from the Institut d’Etudes Politiques of Paris and a degree in history. She has held various communication positions in several companies: Rhône Poulenc from 1988 to 1996, Paribas from 1996 to 2000, Caisse Nationale des Caisses d’Epargne in 2000 and Image Sept from 2000 to 2002. From March 2002 to December 2004, she was Vice President of communications for the JC Decaux group, responsible for external and internal communications. Since January 2005, she has been Senior Vice President of the Group’s Communications division.

Philippe Saimpert, 54, graduated from Ecole des Hautes Etudes Commerciales — HEC and since 1978 has held various positions within EDF GDF Services and the joint Personnel and Labor Relations division for Gaz de France and EDF. In 2002, he was appointed Vice President of the Group’s Human Resources. In April 2004, he became Chief Operating Officer of EGD. In December 2004 he became Senior Vice President of Human Resources for the Group.

Organization of operations

Since the end of 2004, the Group was organized in four operational segments:

•	Infrastructures division;

•	Energy Supply and Production division;

•	Customer Relations ; and

•	International division

Since July 1, 2007, the Group has been organized in five operational segments:

•	Global Gas and LNG (Jean-Marie Dauger, Chief Operating Officer), the mission of which is to contribute to the competitivity of the Group’s supply by managing changes in the natural gas wholesale market and the increase of the portion of supplies represented by LNG;

•	Infrastructures (Yves Colliou, Chief Operating Officer), the mission of which is to operate, maintain and develop network infrastructures, implement operational synergies and promote the Group’s expertise in these areas;

•	Energy France (Henri Ducré, Senior Vice President), the mission of which is to support and develop the Group’s position in France in the gas sector and Savelys in the electricity and services sectors;

•	International (Pierre Clavel, Senior Vice President), the mission of which is to create and implement the Group’s international development, create synergies between subsidiaries and valorize the asset portfolio; and

•	Energy Services, the mission of which is integrate energy services, implement engineering of complex projects and develop multi-service offers.

Compensation

Directors’ Attendance Fees

No compensation of any form, including attendance fees or otherwise, was paid in fiscal year 2007 by us or by companies controlled by us, to the directors that are or were representatives of the French State (Paul-Marie Chavanne, Philippe Favre, Pierre Graff, Xavier Musca, Florence Tordjman, Edouard Vieillefond and Christian Frémont (who resigned during the year)).

No compensation of any form, including attendance fees or otherwise, was paid in fiscal year 2007 by us or by companies controlled by us to the directors representing our employees (Olivier Barrault, Bernard Calbrix, Jean-François Lejeune, Yves Ledoux and Anne-Marie Mourer) for the exercise of their duties as directors in fiscal year 2007. In addition, no compensation was paid to Eric Butazzoni and Daniel Rouvery, employee representatives on the board of directors who resigned during the year.

The directors appointed by the general shareholders’ meeting, other than the Chairman of the board of directors, receive attendance fees. These directors are Jean-Louis Beffa, Aldo Cardoso, Guy Dollé, Peter Lehmann and Philippe Lemoine.

The general shareholders’ meeting sets the global amount of attendance fees, based on the proposal of the board of directors. The annual shareholders’ meeting held on May 23, 2007 fixed the total amount of attendance fees to cover fiscal year 2006 at €138,750. These directors were paid €2,000 for each board of directors meeting and €1,250 for each committee meeting, except for the Chairman of the audit and accounts committee, Aldo Cardoso, and the chairman of the Strategy and Investments Committee, Peter Lehmann, who each who received €2,000 per committee meeting.

For fiscal year 2007, the board of directors proposed at the general shareholders’ meeting held on May 19, 2008, a global amount of €145,500 based on the following criteria: €2,000 for each board of directors meeting and €1,250 for each committee meeting, except for the chairmen of the committees, Aldo Cardoso, and Peter Lehmann, who will receive €2,000 for each meeting of the committees they chair. This global amount also includes €10,000 to be paid to Philippe Lemoine for having served as chairman of the ad hoc committee created to review the Internal Regulations of the board of directors.

The table below details the amounts paid — or recommended for payment — to the directors elected by the shareholders’ meeting for the last two years:

	Attendance Fees	Attendance Fees
Name	for 2007	for 2006

Jean-Louis Beffa	€14,000	€16,000
Aldo Cardoso	€54,250	€57,000
Guy Dollé	€18,000	€16,000
Philippe Lemoine	€28,000	€22,000
Peter Lehmann	€31,250	€27,750
Total	€145,500	€138,750

These directors do not receive any additional remuneration or benefit in kind from the Company or the companies it controls in respect of their mandate for 2007.

Chairman and Chief Executive Officer and the Chief Operating Officers

The table below shows the gross amounts (before taxes) of the compensation paid and payments in-kind given to the Chairman and Chief Executive Officer and the Chief Operating Officers of the Company in 2007:

	Fixed	Variable	Exceptional	In-Kind
Name and Position	Compensation	Compensation	Compensation	Payments	Total

Jean-François Cirelli,	€327,048	€128,276	—	€372	€455,696
Chairman and Chief Executive Officer
Yves Colliou,	€310,499	€93,553	€61,759	€3,452	€478,990
Chief Operating Officer
Jean-Marie Dauger,	€311,416	€93,553	€61,049	€12,531	€488,276
Chief Operating Officer

The variable annual compensation paid to Jean-François Cirelli is capped at 40% of the amount of his fixed compensation, 70% of which is based on net revenues, adjusted operating income, and changes in the Group’s productivity, and 30% of which is based on qualitative criteria.

The variable compensation paid to Yves Colliou and Jean-Marie Dauger is capped at 40% of the amount of their annual fixed compensation and is calculated based on the Group’s financial results and on those of their respective branches. See “— Organization of operations.”

The Chairman and the Chief Operating Officers have not received any compensation or payment in-kind from companies controlled by Gaz de France as defined in Article 233-16 of the French Commercial Code. They do not benefit from any special retirement program and have not received any signing bonus, nor will they receive a departure bonus.

Shareholding by directors and officers

The table below shows the number of our shares that, to our knowledge, were held by directors and officers as of December 31, 2007.

Directors and Officers	Title	Number of Shares

Jean-François Cirelli	Chairman and Chief Executive Officer	4,044
Jean-Louis Beffa	Director	4,048
Aldo Cardoso	Director	1,044
Guy Dollé	Director	83
Peter Lehmann	Director	600
Philippe Lemoine	Director	575
Paul-Marie Chavanne	Director representing the French State	—
Philippe Favre	Director representing the French State	0
Pierre Graff	Director representing the French State	0
Xavier Musca	Director representing the French State	0
Edouard Vieillefond	Director representing the French State	0
Florence Tordjman	Director representing the French State	48
Olivier Barrault	Director representing employees	0
Eric Buttazzoni	Director representing employees	0
Bernard Calbrix	Director representing employees	FCPE shares corresponding to 339 Company shares
Yves Ledoux	Director representing employees	—
Jean-François Le Jeune	Director representing employees	0
Anne-Marie Mourer	Director representing employees	1,626
Jean-Marie Dauger	Chief Operating Officer	2,540
Yves Colliou	Chief Operating Officer	2,090

No director or officer holds subscription or share purchase options.

SHARE OWNERSHIP

As of June 4, 2008, the share capital of Gaz de France was made up of 983,871,988 fully paid-up shares at a par value of €1.00 each. All of Gaz de France’s shares are ordinary shares with identical voting and economic rights.

The following table sets forth, to the best of Gaz de France’s knowledge, certain information with respect to the ownership of Gaz de France shares and voting rights as of April 30, 2008.

	Percentage of	Percentage of
Name	Shares	Voting Rights

French State	79.8	79.8
Gaz de France Employees	2.0	2.0
Institutional investors	11.0	11.0
Suez	1.0	1.0
Retail investors	4.3	4.3
Gaz de France	1.9	1.9

Total	100.0	100.0

As of May 20, 2008, to the best of our knowledge, no individual shareholder or group of shareholders, other than the French State, owned, directly or indirectly, individually, jointly or in concert, more than 5% of the shares or voting rights of Gaz de France.

In addition, to the best of our knowledge, as of December 31, 2007, the total number of Gaz de France shares owned in the aggregate by members of the board of directors and executive committee as a group was less than 0.5% of the share capital of Gaz de France. See “Management of Gaz de France — Shareholding by directors and officers.”

As of June 5, 2008, the date of the merger agreement, Gaz de France directly owned 8,049,212 shares of Suez and Suez indirectly owned 9,800,000 shares of Gaz de France. Gaz de France and Suez have not transacted in each other’s shares during the last 60 days. Each of Suez and Gaz de France have agreed in the merger agreement that they will not acquire additional shares of the other company between June 5, 2008, the date of the merger agreement, and the merger completion date, which is expected to be on July 22, 2008.

Under a French law dated December 7, 2006, the French State must hold more than one-third of the outstanding share capital of Gaz de France. Following the merger, the shareholding of the French State in GDF SUEZ is expected to be 35%.

As a result of the merger, Gaz de France’s share capital will be increased from 983,871,988 shares to 2,191,532,680 shares, an increase of 122.75%, which will dilute each share existing immediately prior to the merger by 55%.

Major Shareholders of Suez

The table below sets forth certain information with respect to shareholders known by Suez to own a significant percentage of its shares as of April 30, 2008.

	Amount of Shares	Percent of Share	Voting Rights
Identity of Person or Group	Owned	Capital(a)	(Percentage)(a)

Groupe Bruxelles Lambert (GBL)	122,763,876	9.4%	14.1%
Management	*	*	*
Public (to Suez’ knowledge, no shareholder in this category holds more than 5% of the share capital)		90.6	85.9

Total		100.0%	100.0%

*	At April 30, 2008, none of the members of Suez’ Executive Committee owned more than one percent of the total outstanding number of Suez’ ordinary shares.
(a)	Calculated based on the number of shares outstanding as of April 30, 2008 (i.e., 1,308,257,012 shares entitled to 1,491,228,150 voting rights).

Impact of the Merger on the Share Capital and Voting Rights of Gaz de France

The following information is provided in accordance with French law and regulations relating to the offering of securities. Since this information is being made available in the French merger prospectus (document de fusion), a translation of this information in included in this prospectus. This information was prepared solely to comply with French regulations.

Following the merger, and on a pro forma basis, GDF SUEZ’s capital is expected to be allocated as follows:

	Non-diluted (1, 2, 3)			Diluted (1, 2, 3, 4)
		% of capital and			% of capital and
	Shares	voting rights		Shares	voting rights
	(millions)	(non-diluted)		(millions)	(diluted)

French State	781.4	35.7%		781.4	35%
Gaz de France employees	24.8	1.1%		24.8	1.1%
Institutional investors	108.4	4.9%		108.4	4.9%
Public Gaz de France	40.7	1.9%		40.7	1.8%
Suez employees	37.1	1.7%		37.1	1.7%
GBL	117.2	5.3%		117.2	5.2%
Groupe Crédit Agricole	15.1	0.7%		15.1	0.7%
Groupe CDC	36.7	1.7%		36.7	1.6%
Areva	26.4	1.2%		26.4	1.2%
Groupe CNP Assurances	23.6	1.1%		23.6	1.1%
SOFINA	15.8	0.7%		15.8	0.7%
Other Suez	935.9	42.7%		935.9	41.9%
Dilution related to options	—	—		50.6	2.3%
Total (excluding treasury shares)	2,163	98.7%		2,213.6	99%
Treasury Shares	28.5	1.3	%(5)	21.3	1.0	%(5)
Total	2,191.5	100.0%		2,234.9	100%

(1)	Based on the shareholding structure of Gaz de France and Suez at May 22, 2008.

(2)	Free shares: for Gaz de France, the attribution of 3.6 million free Gaz de France shares transferred from the French State to employees planned for September 2008 in the context of the 2005 employee offering to Gaz de France employees is taken into account. For Suez, the attribution of 6.8 million free shares held in treasury is taken into account.

(3)	Suez treasury shares and Suez shares held by Gaz the France that will not be exchanged for Gaz de France shares in the context of the merger.

(4)	Dilutive securities: Gaz de France does not have any dilutive securities. With respect to Suez, stock option plans following the merger are taken into account.

(5)	There are no voting rights associated with treasury shares.

RELATED PARTY TRANSACTIONS

Agreements between Gaz de France and Suez prior to the merger

Memorandum of Understanding between Gaz de France and Electrabel

Gaz de France and Suez, through its subsidiary Electrabel, signed on January 10, 2006 an industrial partnership project that aims to develop and diversify their respective power generation and electricity supply capacities.

Electrabel and Gaz de France have agreed to coordinate development of two combined cycle gas turbine projects, of approximately 420 MW each, which they plan to complete separately in the Fos-sur-Mer zone:

•	at the Sollac Méditerranée site for Gaz de France (planned startup in 2008); and

•	on leased property at the Port of Marseille’s Authority for Electrabel (planned startup in 2009).

Under the terms of this agreement Electrabel and Gaz de France will actively seek synergies between the two projects, particularly in the areas of engineering, operation and maintenance. They also hope to benefit from the enlarged project scope.

In addition, the memorandum of understanding provides for reciprocal shareholdings in the companies owning the respective assets, as well as reciprocal contracts for capacity sharing.

This memorandum of understanding has expired on July 31, 2007 and Gaz de France and Electrabel are not currently discussing extending such memorandum.

Other Arrangements between Gaz de France and Suez

Gaz de France and Suez (through its subsidiary Fluxys S.A.) exercise joint control over the company Segeo S.A. (Société Européene du Gazoduc Est-Ouest), in which Gaz de France holds 25% and Fluxys S.A., controlled by Suez, holds 75% of the share capital. Segeo owns the infrastructure which ensures secure transport of natural gas between Gravenvoeren (Fouron-le-Comte) and Blaregnies. This installation is used by Fluxys to transport gas which is destined for Belgium and France. Gaz de France gave an undertaking to the European Commission, in the process of obtaining the Commission’s authorization for the merger project, that it would sell its equity interest in Segeo to Fluxys.

Gaz de France and Suez, through GDF International and Fluxys, respectively hold 47.5% and 5% of the share capital of C4Gas SAS, which operates as a buying group for non-gas products and services.

Gaz de France and Suez indirectly hold joint equity interests in the company Climespace, specialists in district cooling concessions for local communities. Gaz de France (via Cofathec) controls 50% of the share capital of Climespace, and Suez (via Elyo and Compagnie Parisienne de Chauffage Urbain) also controls 50%.

On April 28, 2008, Gaz de France and SUEZ completed the acquisition of the Teesside Power plant after having received clearance for the transaction from the European Commission. See “Business of Gaz de France — History of Gaz de France — Recent developments — SUEZ and Gaz de France jointly acquire U.K. Teesside Power combined-cycle gas turbine plant (1,875 MW).” SUEZ, through its subsidiary Electrabel S.A., and Gaz de France through its subsidiary GDF International S.A.S., each own 50% of the company.

GDF International S.A.S., Electrabel International Holdings B.V. (a subsidiary of Electrabel S.A.) and Teesside Power Limited entered into a shareholders’ agreement on April 25, 2008 relating to the joint and equal control of Teeside Power Limited by GDF International and Electrabel International Holdings. Among other things, the shareholders’ agreement sets forth the composition and functioning of Teesside Power Limited’s board of directors and provides for preemeptive rights in the event one of the shareholders seeks to transfer any of its shares of the company.

The proposed merger will not impact these arrangements.

Merger Agreement between Gaz de France and Suez

On June 5, 2008, Gaz de France and Suez entered into a merger agreement for the merger of Suez with and into Gaz de France. For a detailed description of the merger agreement, see “The Merger” and “Summary of the Merger Agreement.”

Shareholders’ Agreement Relating to Suez Environnement Company

Suez, Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP (which shall collectively hold a total of 47% of Suez Environnement Company’s share capital and voting rights upon completion of the spin-off) entered into a shareholders’ agreement on June 5, 2008, concerning their interest in the capital of Suez Environnement Company, for a renewable five-year term commencing at the date of the Suez general shareholders’ meeting called to approve the spin-off. This agreement contains the following principal provisions:

•	the agreement among the parties relating to the nomination of members of the board of directors of Suez Environnement Company (nine directors appointed at the recommendation of GDF SUEZ, four independent directors appointed by mutual agreement of the parties on the recommendation of the chairman of the board of directors (which may be reduced to three members in the case of the appointment of a director to represent employee shareholders), two directors appointed on the recommendation of the Groupe Bruxelles Lambert, one director appointed on the recommendation of Areva, one director appointed on the recommendation of CNP and one director appointed on the recommendation of Sofina);

•	the election of the Suez Environnement Company Chairman by the board of directors, on the recommendation of GDF SUEZ, and the appointment of the Suez Environnement Company Chief Executive Officer by the board of directors, on the recommendation of the Chairman;

•	the creation and composition of four committees of the board of directors (audit and financial statements committee, appointments and compensation committee, ethics and sustainable development committee, and strategy committee);

•	decisions of the board of directors will generally be made by a simple majority of its members, with the Chairman having a tie-breaking vote. However, decisions affecting the share capital, amendments to the bylaws or decisions which relate to any extraordinary dividend distribution amongst others, will require a qualified majority of two-thirds of the members of the board;

•	an obligation of the parties to consult prior to any meeting of the board of directors and any shareholders’ meeting called to make an important decision;

•	a reciprocal right of first refusal between the parties applying to any proposed transfer of shares in Suez Environnement Company (with the exception of free divestments, which shall include divestments made by a shareholder of less than 10% of their stake (as of the last day of the month preceding the relevant sale) of the divestment, calculated over a period of 12 months and representing less than 1% of Suez Environnement Company capital), on the basis of the procedures and orders of priority set out below:

–	in the event of a contemplated sale of shares by GDF SUEZ, a first-rank right of first refusal in favor of each of the other parties, as well as a second-rank right of first refusal in favor of Suez Environnement Company;

–	in the event of a contemplated sale of shares by one of the other parties, a first-rank right of first refusal in favor of each of the other parties (excluding GDF SUEZ), a second-rank right of first refusal in favor of GDF SUEZ, and a third-rank right of first refusal in favor of Suez Environnement Company;

•	the obligation for each party to notify GDF SUEZ before any acquisition of shares in Suez Environnement Company;

•	a prohibition on purchasing shares which could result in an obligation to file a mandatory tender offer for the shares of Suez Environnement Company by the shareholders acting in concert; and

•	a joint right of withdrawal in favor of the other parties in the event GDF SUEZ sells the majority of its interest in Suez Environnement Company.

The agreement shall be terminated before its term if (i) all of shares underlying the agreement come to represent less than 20% of Suez Environnement Company’s outstanding shares, or (ii) GDF SUEZ is no longer the leading shareholder in the group. Furthermore, in the event that a party should hold less than a third of its initial stake, the agreement will terminate solely with respect to such party.

Other related-party transactions

2005-2007 Public Service Contract between Gaz de France and the French State

Our public service functions in the energy sector are defined by the French Law of January 3, 2003. We implement these functions through a public service contract, as provided by Article 1 of the French Law of August 9, 2004. We signed a public service contract with the French State on June 10, 2005. A new public service contract is currently in the process of negotiation.

Under the public service contract, Gaz de France has agreed to reduce its greenhouse gas emissions (CO2 and CH4), continue its NOX emission reduction programs and to pursue the rehabilitation of its former gas plants. Gaz de France has also agreed to promote energy preservation among its customers and to furnish information on the optimal use of energy to any party upon such party’s request. Finally, Gaz de France has agreed to dedicate at least 40% of its research to the environment, new technologies and security.

The public service contract also sets forth the principles for the multi-annual evolution of public distribution tariffs. Under the contract, rates evolve as follows:

•	rates are revised quarterly;

•	rates are revised on the basis of a formula so that, on average, they cover:

–	natural gas supply costs, which generally allows the Group to pass on to its customers fluctuations in the market price of gas. Rate revisions take into account changes in the market price of petroleum products over a six-month period ending one month before the date of the revision;

–	other supply costs (including a reasonable margin customary for this business), calculated on the basis of average costs necessary to supply gas to public distribution customers;

–	Gaz de France is required to pass on to customers in each year a fixed productivity gain factor equal to 1.4% per year (in real terms, on average), determined on the basis of its operating costs excluding the cost of purchasing gas;

–	if the French State rejects a rate movement proposal by Gaz de France, in accordance with the terms of the contract, the terms of compensation must be determined together with the Company so that financial neutrality of rates charged is established within twelve months;

–	except in case of contrary legislative or regulatory provisions, the rate provisions of this contract extend beyond July 1, 2007. The French State and Gaz de France agree to readjust the different terms of the rate formula described above for July 1, 2007; and

–	starting July 1, 2007, each party may request the opening of negotiations to adapt all or some of these provisions. If no agreement is reached after six months of negotiations, either party may terminate the rate provisions of the contract.

For a description of rate evolutions under the public service contract to date, see “Business of Gaz de France — Energy Supply and Services Division — Natural gas sales price — Administrative rates — Public distribution rates — Public service contract.”

The proposed merger will not impact this arrangement, except to the extent that the new energy law changes the obligations of the combined company. For more information, see “The Legislative and Regulatory Environment — New law relating to the energy sector.”

A new public service contract will be entered into for 2008-2010.

Agreement between Gaz de France and EDF concerning the distribution activity of EDF Gaz de France Distribution

On April 18, 2005, we and EDF signed an agreement setting out our relations in respect to our distribution activities under EDF Gaz de France Distribution. To adapt this agreement to the legal separation requirements of the electricity and gas distribution network management companies resulting from the French Law of December 7, 2006, and to the resulting creation of a joint service between GrDF and eRDF, an amendment to this agreement was signed on December 20, 2007 by Gaz de France and EDF. This amendment organizes the take-over of the rights and obligations under the agreement by our respective subsidiaries, GrDF and eRDF. It also adapts the governance agreement to reflect this new organization. This agreement defines our relations with respect to the joint operator, EGD, its competencies and the division of the resulting costs of its activity. This agreement had an indefinite term and could be cancelled at any time with 18 months notice during which the parties undertake to renegotiate the agreement. If at the end of this period a new agreement has not been signed, the dispute settlement procedure described above will be applied.

The agreement provides that EGD will lead and implement the business activities related to distribution (regardless of whether the activities exercised by EGD are exclusively for our or EDF’s benefit or are activities exercised simultaneously and without discrimination for the benefit of both parties), and will implement the policies and the decisions relating to the goals with which it is entrusted while ensuring performance research. EDF Gaz de France Distribution is wholly responsible along with each manager of the distribution network (EGD and GRD) for the performance of the business activities with which they are entrusted. However, we and EDF are severally and not jointly responsible for their obligations under the agreement.

We and EDF have also set out under this agreement the terms and conditions for the management of EGD (organization, control and development). This agreement provides that each company is free to develop its own activities relating to EGD. In the event that a decision by either company has an impact, particularly an economic impact, on the other company through EGD, an impact study will be conducted, and any loss will be provided for through financial compensation and/or amending the agreement negotiated between the two companies. The two companies must jointly make decisions regarding the combined activities.

Two bodies make the joint decisions for the two companies concerning the governance of EDF Gaz de France Distribution. The respective missions of each body are consistent with the delegation of powers granted to different executives.

•	A committee handles the aspects inherent in the missions entrusted to the network managers; it is composed of two executives from the distribution network managers of each of the two groups; these executives each have an equal vote; the chief executive of EDF Gaz de France Distribution also sits on this committee, but does not have a vote; and

•	A management board at the level of each of the two groups is responsible for ensuring the consistency of the general policies of both groups with regard to EDF Gaz de France Distribution and makes decisions that do not fall within the authority of the network managers; this board is composed of two executives from each of the two groups, each having an equal vote.

Neither the Group nor EDF may therefore impose any decision without the agreement of the other party.

In addition, Article 5 of French Law No. 46-628 dated April 8, 1946 as currently applied through Article 2 of the French law dated August 9, 2004, states that “each company assumes liability for its own activities which are provided through the common operator, which is not a legal entity”.

The agreement may be modified:

•	At the request of EDF and Gaz de France — To this end, an impact study may, if applicable, be performed. In addition we and EDF will meet regularly, or at the request of one of the two companies, in order to proceed with a general review and an evaluation of the application of the provisions of the agreement;

•	Due to a change in the law — The agreement should be modified, while respecting the global equilibrium of the agreement, in order to take into account applicable changes in the legal and regulatory context;

•	Due to changes in economic circumstances — The conditions, particularly the financial ones, stated in the agreement, were determined as a function of provisions in effect at the time of signing in the areas of accounting, tax and cash flow management, along with economic and legal circumstances at that date.

As a result, if there is a change in these circumstances that led Gaz de France and EDF to enter into the agreement:

•	one of the parties becomes subject to any tax, legal, economic, financial or other measure or event, or a dispute resulting in consequences, in particular financial consequences, for that party; or

•	the provisions of the agreement are found to be irregular or illegal, having the effect of increasing the costs generated for this party by the obligations subscribed under the terms of the agreement, significantly reducing the benefits that said party obtains from the agreement, or making the agreement irregular or illegal; then the party in question shall immediately advise the other party,

•	the parties shall negotiate in good faith to take into consideration these new circumstances.

In addition, the agreement covers the methods for settling differences between the parties. In the event of a dispute concerning the agreement, the parties must meet to implement all means necessary to reach an amicable agreement to resolve their dispute within a maximum period of one month from the date of this meeting. If no agreement has been reached at the end of this period, and where a review of the dispute does not damage the independent management of the distribution network managers, we and EDF will submit the elements of the dispute immediately by mutual agreement, under the required confidentiality rules, to the members of the management board described above who have been delegated for this purpose, in order to find an amicable solution within a period of twenty days.

If the parties cannot reach an amicable agreement, the dispute shall be submitted to external mediation before any action in the competent court. The parties shall name the mediator by mutual agreement, and shall define his mission and the deadlines. The solution proposed by the mediator will not be mandatory or enforceable.

If the mediator’s solution is rejected by one party, the dispute may be submitted to the Paris courts, which shall have sole authority to settle any dispute concerning the formation, validity, enforcement or interpretation of the agreement.

To adapt this agreement to conform with the French law of December 7, 2006 enforcing the legal separation of electricity and gas network managers and to create a joint service between GrDF and eRDF from this legal separation, we signed an amendment to the aforementioned agreement with EDF on December 20, 2007. This amendment organizes the assumption of the rights and obligations under the agreement by our respective subsidiaries. It adapts the governance agreement of the new organization to allow for the creation of two controlling bodies of a joint service:

•	an executive board made up of directors of both subsidiaries, which is in charge of:

–	managing interactions between the policies of each company;

–	ensuring respect of the agreement and eventual changes to it;

–	appointing regional directors of the joint service and unit directors upon the proposal from the board for mixed activities, or from their respective subsidiaries for single energy activities;

–	deciding on general organizational modifications to the joint service.

•	a committee made up of the director of operations of EDF’s subsidiary and the deputy director general of our subsidiary to treat questions concerning mixed activities which fall beyond the jurisdiction of the executive board, such as eventual modifications to the rules governing the allocation of expenses and income, any legal proceedings involving a third party, and appointment of senior executives to the joint service.

•	Two policy committees were created in the context of this amendment: an HR committee and an InformationTechnology-Information Services committee.

The joint service is also in charge of:

•	ensuring access to gas, as of April 1, 2007, to all clients, third parties (installers, developers, etc.) and to gas marketers; and

•	as of June 1, 2007, ensuring the interaction between the Distributor and the gas marketers regarding daily management and routing contracts.

The help desk is the active interface of this joint service for our suppliers and customers. These help desks are used to inform customers of the opening-up of the market and new procedural rules, to orient them, and to connect with them throughout the different phases of their contract (moving in, activation, information on late payment and liability, moving house). Gas help desk activities are twofold:

•	The routing help desk (electricity and gas) treats requests from and follow-up for suppliers (activation, termination, change of supplier, miscellaneous records, unpaid bills, etc.), account reports, automated-reports, relief indexes, and any abnormalities discovered by IS; and

•	Access to gas (100% gas) deals with gas installation estimations, treatment and follow-up on requests for new installations or modifications to existing installations, follow-up on estimations, planning contract work, follow-up on services, the connection interface and follow-up of complaints.

In 2007, metering activities were responsible for 89 million meters between us and EDF, and 9.3 million technical support measures in customers’ homes, of which 2.4 million were in support of gas systems. Assistance was carried out by the almost 10,200 technicians working for the two companies, spread out over 730 assistance centers. The location of these centers allows for access to 97% of the population in less than 20 minutes.

The parties to the April 18, 2005 agreement plan to transfer the rights and obligations resulting from this agreement to their subsidiary and adapt them to the subsidiaries’ new organization.

Agreement between the French State, Gaz de France and Société Générale relating to the implementation of the Employee Offering

In the context of our initial public offering in July 2005, we signed a tri-party agreement on September 7, 2005 with the French State and Société Générale (the “Employee Offering Agreement”). The Employee Offering Agreement was approved by our board of directors on July 11, 2005 and sets forth the conditions for the implementation of the employee offering conducted in connection with our initial public offering. The Employee Offering Agreement governs the terms for collecting purchase orders, delivery of shares, payment of the acquisition price of the shares and the grant of free shares in connection with the employee offering.

With respect to the payment of the acquisition price of the shares offered in the employee offering, the French State offered certain personnel and former personnel of the Company who were eligible for the employee offering payment options ranging from payment of the price of their shares on the delivery date of the shares to payment of the price of their shares through three scheduled payments over two years.

In addition, Gaz de France and the Group companies concerned in the employee offering offered certain of their personnel and former personnel eligible for the employee offering the option to make scheduled payments for the acquisition price for their shares over a period of 24 or 36 months. In the context of the Employee Offering Agreement, Gaz de France agreed to substitute itself for its personnel and former personnel who opted for the 24 or 36 monthly payments by making payments for the shares subscribed for in the employee offering to the French State on their behalf three times over two years.

The proposed merger will not impact this arrangement.

Agreement between Gaz de France and RTE concerning the construction and operation of a power station

After winning the call for tender launched by RTE in February 2005 for the construction and operation of a power station located at Saint Brieuc with a capacity of around 200 Mwel, on December 6, 2006, we signed a contract with RTE reserving electricity production with effect starting in 2010.

Electricity supply contract between EDF and Gaz de France

To assist the business development of Gaz de France in the electricity sector, Gaz de France and EDF entered into a contract for the purchase of electricity on June 6, 2005 for a period of three years.

Transactions with our subsidiaries

Service contracts with GRTgaz

In 2005, we concluded an agreement with our subsidiary GRTgaz, under which we provide computer services for the benefit of GRTgaz. These services came to a total amount of nearly €44.4 million in 2005 and €44.6 million in 2006.

In addition we concluded a contract in 2005 with GRTgaz aimed at defining and valuing the charges relating to the application of the status of the personnel in the electric and gas industries to the agents of GRTgaz, as well as divisible and non-individualized services realized by our support functions for the benefit of GRTgaz. These charges and services were the basis for payments to us by GRTgaz totaling €71.5 million in 2005 and €60.2 million in 2006.

Contract reserving capacity pursuant to third-party network access with GRTgaz

In February 2005, we concluded a contract with our subsidiary GRTgaz reserving capacity pursuant to third-party network access for €1,116 million in 2005, €1,087 million in 2006 and €1,038 million in 2007.

Contract for access to the LNG terminal of Fos-Cavaou between Gaz de France and the Société du Terminal Méthanier de Fos-Cavaou

In 2006, we and Société du Terminal-Méthanier de Fos-Cavaou agreed on a contract organizing our access to the LNG terminal of Fos-Cavaou with a view to the reception of LNG from Egypt under supply contracts between the Group and Egyptian LNG (5.18 billion m3 per year).

Contract for operation and maintenance of the LNG terminal of Fos-Cavaou between Gaz de France and the Société du Terminal de Fos-Cavaou

On January 26, 2006, we signed a contract with the Société du Terminal Méthanier de Fos-Cavaou pursuant to which the Société du Terminal Méthanier de Fos-Cavaou entrusted our major infrastructures division with the operation and maintenance of the LNG terminal of Fos-Cavaou for a period of 25 years, commencing from the operational reception of the works, and promising to pay us the entire sum of reimbursable expenses borne by us during the phase of construction and mobilization and during the operational phase. This contract should provide us with about €25 million per year in the operational phase. In 2007, it provided us with €8.3 million.

Agreement for facilities management between Gaz de France and Cofathec Maintenance

In January 2007, we signed a contract with Cofathec Maintenance pursuant to which we entrusted Cofathec Maintenance with the upkeep and maintenance of buildings (some 768,800 m2) which we own or lease, for a period of three years and an annual sum of about €27.7 million. The signature of this agreement had been previously authorized by our board of directors on December 20, 2006.

Additionally, we also entered into the following energy purchase contracts with certain of our wholly-owned subsidiaries:

•	with the company GDF Production Nederlands BV, gas purchase contracts for a total of €54 million in 2005, €175 million in 2006 and €174 million in 2007; and

•	with the company GDF Britain Ltd., gas purchase contracts for a total of €125 million in 2005, €197 million in 2006 and €125 million in 2007.

In addition, we have signed contracts with other Group companies over which we do not have exclusive control, for the following quantities of energy:

•	with the company Gaselys, a gas purchase contract for a total of €1,306 million in 2005, €2,390 million in 2006 and €1,289 million in 2007.

•	with the company EFOG, a gas purchase contract for €262 million in 2005, €399 million in 2006 and €245 million in 2007; and

•	with the company FRAGAZ, two long-term purchase contracts for gas imported from Russia for a total amount of €190 million in 2005, €5 million in 2006 and €2 million in 2007.

Agreement between Gaz de France and GrDF

Creation of a subsidiary for the management of the natural gas distribution network

On July 20, 2007, we entered into a transfer contract with our GrDF subsidiary in which we transferred the management of the natural gas distribution network to GrDF in accordance with French Law n° 2004-803 of August 9, 2004 relating to public services of electricity and gas and power and gas companies modified by French Law n° 2006-1537 of December 7, 2006 relating to the energy sector. As provided for by the law, the contract transfers to GrDF all the assets, authorizations, rights and obligations relating to the management of the natural gas distribution network, in particular the work contracts and rights and obligations relating to the management of the distribution network and related concession contracts in accordance with article L. 2224-31 of the General code of territorial municipalities. This transfer took effect on December 31, 2007.

Framework agreement for the realization of research and development activities between Gaz de France and GrDF

The Group and GrDF entered into a framework agreement for the realization of research and development activities that sets the general rules applicable to projects and scientific and technological assistance contracts that the two parties wish to implement in the context of the technical objectives defined by GrDF. This contract entered into force on January 1, 2008. We billed GrDF a total amount of €18.1 million under this contract in 2008.

Data-processing services contracts between Gaz de France and GrDF

The Group and GrDF entered into two data-processing services contracts that entered into force on January 1. These contracts concern the realization conditions of data-processing and related telecommunications services regarding the needs of GrDF, as well as the mixed data-processing and telecommunications services realized by the DIT (management shared by the Group and EDF) for GrDF and EDF’s electricity network management subsidiary. The total amount of services that will be incurred by GrDF in 2008 under these two contracts is €100 million.

Statute charges contract between Gaz de France and GrDF

The Group and GrDF entered into a contract to define and value the charges associated with the application of the Statute of electric and gas industries on GrDF employees. This contract entered into force on January 1, 2008. The charges that will be incurred by GrDF in 2008 are €126 million.

Rental contracts and real estate services contracts between Gaz de France and GrDF

The Group (and other companies within the Group such as Cofathec) and GrDF entered into three contracts under the terms of which we provide real estate management services for GrDF. These contracts entered into force on January 1, 2008. The total amount that will be incurred by GrDF in 2008 is around €118 million.

Support services contracts between Gaz de France and GrDF

The Group and GrDF entered into a services contract pursuant to which we provide administrative services (financial assistance, management audits, purchasing policy, etc.) for GrDF. This contract entered into force on January 1, 2008. The total amount of charges we will bill to GrDF is €89 million.

Other agreements

We concluded the following energy sale contracts with certain of our wholly-owned (directly or indirectly) subsidiaries:

•	with the company Gaz de France Deutschland Gmbh, a gas sale contract for a total of €113 million in 2005, €181 million in 2006 and €207 million in 2007;

•	with the company GDF ESS, gas sale contracts for a total of €553 million in 2005, €818 million in 2006 and €702 million in 2007;

•	with the company GDF STM The Netherlands BV, a gas sale contract for a total of €280 million in 2005, €428 million in 2006 and €487 million in 2007;

•	with the company GDF Comercializadora, a gas sale contract for a total of €64 million in 2005, €140 million in 2006 and €221 million in 2007;

•	with the company GDF International Trading, a gas sale contract for a total of €27 million in 2005, €107 million in 2006 and €466 million in 2007;

•	with the company GDF Marketing, an electricity sale contract for a total of €375 million in 2006 and €480 million in 2007.

In addition, we have signed contracts with other Group companies over which we do not have exclusive control for the following energy sales:

•	with the company Gaselys, a series of energy sale transactions for a total of €663 million in 2005, €1,192 million in 2006 and €647 million in 2007; and

•	with the companies in the sub-group SPE (SPE and its subsidiaries City Power, ALG Négoce and Luminus), a series of transactions for energy sales and associated services for a total of €346 million in 2006 and €369 million in 2007; and with the MED Lng & Gas company, a series of transactions for energy sales for a total of €31 million in 2005, €17 million in 2006 and €102 million in 2007.

DESCRIPTION OF THE SHARE CAPITAL OF GAZ DE FRANCE

General

Gaz de France, which will change its name to GDF SUEZ upon the merger with Suez, is a société anonyme, or a limited liability corporation, organized under the laws of France. Gaz de France is registered with the Registre du Commerce et des Sociétés de Paris (Registry of Commerce and Companies of Paris, France) under No. 542 107 651.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and the by-laws (statuts) that will be applicable to the combined company following the merger.

Our by-laws (statuts) specify that our corporate affairs are governed by said by-laws and laws and regulations applicable to sociétés anonymes, subject in particular to:

•	Law No. 46-628 dated April 8, 1946, concerning the nationalization of electricity and gas;

•	Law No. 83-675 dated July 26, 1983;

•	Law No. 2003-8 dated January 3, 2003, concerning the gas and electricity markets and energy public service;

•	Law No. 2004-803 dated August 9, 2004, concerning gas and electricity public service and gas and electricity companies; and

•	Law No. 2006-1537 dated December 7, 2006 relating to the energy industry.

Share Capital

On July 7 and July 8, 2005, we increased our share capital in connection with our initial public offering from 903,000,000 shares to 983,871,988 shares. At June 4, 2008 our share capital amounted to €983,871,988, represented by 983,871,988 shares with a par value of €1 each. All of our outstanding shares are of the same class and are fully paid. Our by-laws (statuts) provide that shares may be held in registered form or in bearer form, at the option of the shareholder.

We issued irredeemable securities (titres participatifs) in 1985 and 1986 in two tranches, A and B. Only the irredeemable securities in Tranche A remain outstanding, since the Tranche B irredeemable securities were fully redeemed in 2000. The irredeemable securities in Tranche A, which have a nominal value of €762.25 per security, include the right to receive two income streams, one of which is fixed and the other of which is variable. The fixed portion is calculated by applying an interest rate equal to 63% of the French average bond rate (taux moyen obligataire) and the variable portion is determined on the basis of the “value added” of Gaz de France. The total annual amount of income payable may not be less than 85% of the average bond rate or more than 130% of the average bond rate. As of December 31, 2007 there were 629,887 irredeemable securities from Tranche A outstanding, with a total par value of €480,131,365.75. Their total market value, based on the closing price on December 28, 2007 (€875), was €551.151.125. Since August 1992, we may redeem these securities at our option, in whole or in part, at a price equal to 130% of their nominal value.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings: ordinary, extraordinary and special.

Ordinary General Shareholders’ Meetings are required for matters such as:

•	electing, replacing or removing directors;

•	appointing independent statutory auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	approving share repurchase programs.

Extraordinary General Shareholders’ Meetings are required for approval of matters such as amendments to our by-laws (statuts), including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital (including issuing new shares);

•	creating a new class of equity securities;

•	authorizing the issuance of convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	our voluntary liquidation.

Special General Shareholders’ Meetings would be required if our shares were of different classes and we intended to modify rights attached to one of these classes. Only the holders of such class of shares would attend the special meeting.

Convening shareholders’ meetings

French commercial laws and regulations require our board of directors to convene an annual ordinary General Shareholders’ Meeting for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary shareholders’ meeting upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent statutory auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the Commercial Court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party or the workers’ council (comité d’entreprise) in cases of urgency; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

Notice of shareholders’ meetings

Under French law, we must announce annual and extraordinary shareholders’ meetings at least 35 days prior to the meeting date by means of a preliminary notice (avis de réunion), which is published in the Bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice is usually first sent to the AMF and indicates the type, agenda, place, date and time of the shareholders’ meeting. The AMF also recommends that simultaneously with the publication of the notice a release (communiqué) be published in a newspaper of national circulation in France. The notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Furthermore, additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, no later than the 25th day preceding the shareholders’ meeting (or no later than the 20th day following the publication of the preliminary notice, if the notice has been published more than 45 days before the shareholders’ meeting) by:

•	one or several shareholders holding a specified percentage of shares;

•	the workers’ council; or

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold a specified percentage of our voting rights (approximately 1% of our voting rights).

The board of directors must submit these resolutions to a vote of the shareholders.

During the two weeks, and no later than the four business days preceding a shareholders’ meeting, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

At least 15 days prior to the date set for a first call, and at least six days prior to any second call, we must send a final notice (avis de convocation) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice having been given to the AMF.

Attendance and voting at shareholders’ meetings

Each shareholder is entitled to one vote per share at any general meeting. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our by-laws (statuts). Under French law, there can be no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares is required to have its shares registered in its name in a shareholder account to be maintained by us or on our behalf by an agent appointed by us by the commencement (0h00) of the third business day preceding the date of the meeting. Similarly, a holder of bearer shares is required to obtain from an accredited financial intermediary (intermédiaire teneur de compte) with whom such holder has deposited its shares a certificate of attendance (attestation de participation) evidencing the holding of such shares in its account until the date of the meeting.

Proxies and votes by mail or telecommunications

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy, by mail or, if allowed by the by-laws, by videoconference or any other means of telecommunications, including the Internet, that allows proper identification in accordance with current regulations.

Proxies will be sent to any shareholder upon request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send to us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us, in paper format or in electronic form, at least three calendar days prior to the date of the shareholders’ meeting. Any blank votes by mail will be considered to be against all resolutions proposed by the board of directors.

Quorum

The French Commercial Code requires that shareholders together holding at least one-fifth of the shares entitled to vote must be present in person, or vote by mail or by proxy, at the first convocation in order to fulfill the quorum requirement for:

•	an ordinary general meeting convened on the first call; or

•	an extraordinary general meeting convened on the first call where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-fourth of the shares entitled to vote, on the same basis, for any other extraordinary general meeting convened on the first call.

For a special meeting of holders of a certain class of shares, the quorum requirement is one-third of the shares entitled to vote in that class for the meeting convened on the first call.

If a quorum is not fulfilled, the meeting is adjourned and must be reconvened on a second call. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least one-fifth of the shares entitled to vote must be present in person or voting by mail or by proxy for a quorum. In the case of a reconvened special meeting, a one-fifth quorum is required. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders regarding a resolution for which a quorum is required may take place without such quorum.

Majority votes

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting or special meeting, a two-thirds majority of the shareholder votes cast is required.

Shareholder Rights

As previously noted, our ordinary shares currently constitute our only class of share capital.

Financial statements and other communications with shareholders

Under French law, in connection with the annual General Shareholders’ Meeting, we must provide our shareholders with a set of documents including our annual report and a summary of the results of our five previous fiscal years, and at the request of a shareholder, our annual report, our financial statements as well as our consolidated financial statements for the fiscal year ended, the auditors’ reports and our annual social report.

The Chairman of our board of directors is required to deliver a special report to the ordinary shareholders’ meeting regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by us and the principles and rules set to determine management compensation and advantages. In general, this report describes the objectives of our internal controls, the organization of the participants our internal controls and the internal control procedures that are currently in place.

Dividends

We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by our by-laws (statuts). “Distributable profits” consist of unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Legal reserve

Pursuant to the French Commercial Code we are required to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 10, 2008, our legal reserve was €98 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation.

Approval of dividends

According to the French Commercial Code, our board of directors may propose a dividend for approval by the shareholders at the annual General Shareholders’ Meeting for approval of the annual accounts. When approving the distribution of a dividend, the general meeting may grant an option to the shareholders to receive their dividend in cash or in shares. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our independent statutory auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of dividends

Dividends are distributed to shareholders pro-rata according to their respective holdings of shares. Dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders.

Timing of payment

According to the French Commercial Code, we must pay any approved dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in share capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion, exchange or redemption of debt securities previously issued;

•	by capitalization of profits, reserves or share premiums; or

•	subject to various conditions, in satisfaction of debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings (i.e. a simple majority of the votes cast). Increases affected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See “— Shareholders’ Meetings and Voting Rights.”

The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our Chairman and Chief Executive Officer.

The General Shareholders’ Meeting held on May 23, 2007 delegated to our board of directors the right to carry out share capital increases up to the following amounts:

•	€150 million with preferred subscription rights;

•	€150 million without preferred subscription rights;

•	up to the maximum amount of 10% of our share capital in consideration for shares transferred under a public exchange offering;

•	€150 million through the capitalization of share premiums, reserves, profits or other items; and

•	€40 million in an offering reserved for employees and subscribers to the company savings plan.

These authorizations were granted for 26 months and expire on July 23, 2009. The above-mentioned maximum amounts are also subject to a global limit on share capital increases of €150 million.

In addition, the General Shareholders’ Meeting held on May 19, 2008 delegated to our board of directors the right to award free shares to certain employees up to the maximum amount of 0.2% of our share capital. This authorization was granted for 8 months and expires on January 19, 2009.

On May 28, 2008, our board of directors decided to implement a new global free share grant program. This program will benefit the employees and senior corporate officers of Gaz de France or its majority owned subsidiaries in France and abroad. Subject to certain conditions, thirty existing shares will be attributed to each employee. The plan provides for a vesting period of two years and a holding period of two additional years.

Decreases in share capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential subscription rights

According to the French Commercial Code, if we issue specific kinds of additional securities granting an interest, whether upon issuance or at some later date, in our share capital, current shareholders will have preferential subscription rights to these securities on a pro-rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Euronext Paris market of NYSE Euronext.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent statutory auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law.

Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

Form, holding and transfer of shares

Form of shares

Our by-laws (statuts) provide that the shares may be held in either bearer form or registered form, in accordance with applicable French law.

Holding of shares

In accordance with French law relating to dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Société Générale. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. Société Générale issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under the French Commercial Code, when shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time will be, until provision of the complete requested information, denied the right to vote and will have their right to dividends suspended, and may in addition be deprived by a French court of either voting rights or dividends or both for a period of up to five years.

Transfer of shares

Our by-laws (statuts) do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Euronext Paris market of NYSE Euronext on the shareholder’s behalf and, accordingly, must be registered in an account maintained by an intermédiaire teneur de compte on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant intermédiaire teneur de compte.

Until December 31, 2007, for dealings on the Eurolist by Euronext market, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, was payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. However, non-residents of France were not required to pay this tax. The impôt sur les opérations de bourse has been abolished, effective January 1, 2008.

No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation rights

If we are liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be first distributed to repay in full the nominal value of its shares. Any surplus will be distributed pro-rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for holdings crossing certain thresholds

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as Gaz de France, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify us in writing within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF, within five trading days of the date it crosses the threshold. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with us and the AMF within five trading days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of Gaz de France or to seek nomination to the board of directors. The AMF makes the report public. The acquirer may amend its stated intentions, provided that it does so, on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in a legal gazette, not later than 15 calendar days after the annual ordinary General Shareholders’ Meeting, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in a legal gazette, within 15 calendar days of such change, the number of voting rights outstanding. We must also provide the AMF on a monthly basis with a written notice setting forth the number of voting rights and shares outstanding if that number varies from the previous publications. If this requirement is met, we are exempted from the above-mentioned publication obligation.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fines.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert coming to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, our by-laws (statuts) provide that any person or entity, acting alone or in concert with others, who comes to own, directly or indirectly, more than 0.5% of the share capital and/or voting rights and/or securities granting access in the future to our capital and thereafter increases or decreases its shareholding by an amount greater than or equal to 0.5% of the share capital and/or the voting rights and/or securities granting access in the future to the capital (including any subsequent increases or decreases of at least 0.5% of the share capital following an initial increase or decrease), must notify us by certified mail, return receipt requested, within five trading days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to our capital and the voting rights potentially attached thereto.

Any person or entity that fails to comply with such notification requirements will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Gaz de France’s Own Shares

Under French law, we may not subscribe directly or indirectly to our shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided that our shares are listed on a regulated market.

To acquire our shares for this purpose, we must issue a press release describing the program (descriptif du programme) which does not require the approval (visa) of the AMF. We can elect to issue such descriptif du programme either prior to obtaining our shareholders approval at an ordinary shareholders’ meeting, or after our board of directors, duly authorized by the shareholders’ meeting, has decided to initiate the share purchase plan.

Pursuant to the AMF regulations, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on our website, no later than the seventh trading day following the date of execution of any such transactions. In addition, we must disclose to the AMF, at least once a month, specified information regarding transactions. The AMF will then disclose such information to the public. Each year, we must present a special report to our General Shareholders’ Meeting describing the implementation of the share repurchase program.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary shareholders’ meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro-rata basis.

At the General Shareholders’ Meeting held on May 19, 2008, our shareholders approved a share repurchase program (the “Program”) that authorizes us to purchase, sell or transfer our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. The Program allows us to repurchase or sell shares for the purpose of:

•	awarding shares (including free allotment of shares) to employees in connection with a company savings plan established in accordance with applicable law,

•	delivering shares (in exchange, payment or otherwise), up to a maximum amount of 5% of our share capital, in connection with the acquisition of a non-affiliate,

•	delivering shares upon the exercise of instruments granting rights to such shares, through redemption, conversion, exchange, delivery of a bond or any other means,

•	canceling all or a portion of the repurchased shares,

•	delivering shares in connection with a liquidity contract signed with an investment services provider,

•	implementing any market practice authorized or that becomes authorized by the AMF or other market regulators.

The Program also allows us to repurchase or sell shares for any other purpose authorized or that becomes authorized under applicable laws or regulations. In that event, we would inform our shareholders through a press release (communiqué).

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the Program may not exceed 5% of our share capital, and (ii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

The maximum repurchase price under the Program shall be €55 per share, exclusive of acquisition costs. The total amount that may be assigned to the Program may not exceed €2,705,647,945, corresponding to 49,193,599 shares purchased at €55. The shareholders’ authorization for the Program expires 18 months after May 19, 2008, the date of the shareholders’ meeting that approved the Program.

Trading by Gaz de France in its Own Shares

Under the Règlement général of the AMF, we may not trade in our own shares for the purpose of manipulating the market. The requirements for trades by a company in its own shares to be considered valid are set forth in Regulation No. 2273/2003 of the European Commission dated December 22, 2003, which is known as the “Market Abuse Directive.”

The Market Abuse Directive provides issuers with a safe harbor for share transactions that comply with certain conditions relating to the pricing, volume and timing of transactions that are made in connection with a share repurchase program having for its purpose the cancellation of the repurchased shares or the covering of the exercise of share options under share option plans or the conversion of convertible debt securities. In order to qualify for the safe harbor, the issuer must comply with the following conditions:

•	the objective of the program, duration and maximum consideration and number of shares to be acquired must be adequately disclosed to the public prior to the start of trading;

•	each buy-back transaction must be recorded, trade reporting obligations of the relevant regulated market must be complied with and details of all buy-back transactions must be publicly disclosed within seven business days;

•	the issuer may not purchase shares at a price that is higher than the higher of the price of the last independent trade and the highest currently available independent bid, and may generally not purchase more than 25% of the average daily volume of the relevant shares on the relevant market.

•	the issuer must not:

–	resell the shares acquired pursuant to the repurchase program, except in connection with covering the exercise of stock options or convertible securities and in a transaction that is managed by a financial services intermediary acting independently;

–	effect any transaction during a “blackout period” imposed by the applicable law of the member state in which the transaction occurs; or

–	effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

The requirements above do not apply to trades by us in our own shares if (i) we have a scheduled share repurchase program (See “— Purchase of Gaz de France’s Own Shares”) or (ii) trades by us in our own shares are executed on our behalf by an intermediary pursuant to a liquidity agreement; so long as the terms of the liquidity agreement comply with the ethics guidelines (charte de déontologie) approved by the AMF in its Décision of March 22, 2005, they are deemed valid. In accordance with these regulations, we announced that we had entered into a liquidity agreement with Rothschild & Cie Banque on May 2, 2006 for a period of one year, subject to renewal. The liquidity agreement with Rothschild & Cie Banque was renewed last year.

DESCRIPTION OF THE GDF SUEZ AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is CACEIS Banque, located at 92920 Paris, La Défense, Cedex, France.

GDF SUEZ will appoint Citibank as depositary bank pursuant to a deposit agreement upon completion of the merger (which is scheduled to occur on July 22, 2008). A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one ordinary share of Gaz de France on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the Custodian, GDF SUEZ or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an

ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever GDF SUEZ makes a cash distribution for the securities on deposit with the custodian, GDF SUEZ will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever GDF SUEZ makes a free distribution of shares for the securities on deposit with the custodian, GDF SUEZ will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable (e.g., if the depositary bank determines that such distribution would be subject to tax). If the depositary bank does not distribute new ADSs as described above, it may sell the shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever GDF SUEZ intends to distribute rights to purchase additional shares to our existing shareholders, GDF SUEZ will give prior notice to the depositary bank and GDF SUEZ will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if GDF SUEZ provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	GDF SUEZ does not timely request that the rights be distributed to you or GDF SUEZ requests that the rights not be distributed to you; or

•	GDF SUEZ fails to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever GDF SUEZ intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, GDF SUEZ will give prior notice thereof to the depositary bank and will indicate whether GDF SUEZ wishes the elective distribution to be made available to you. In such case, GDF SUEZ will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if GDF SUEZ has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever GDF SUEZ intends to distribute property other than cash, shares or rights to purchase additional shares, GDF SUEZ will notify the depositary bank in advance and will indicate whether GDF SUEZ wishes such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if GDF SUEZ provides all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	GDF SUEZ does not request that the property be distributed to you or if GDF SUEZ asks that the property not be distributed to you; or

•	GDF SUEZ does not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever GDF SUEZ decides to redeem any of the securities on deposit with the custodian, GDF SUEZ will notify the depositary bank in advance. If it is practicable and if GDF SUEZ provides all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Gaz de France Ordinary Shares

The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Gaz de France Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian. Your ability to deposit shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares.

•	The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares may be limited by U.S. and French law considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of shares are described in “Description of the Share Capital of Gaz de France — Shareholders’ Meetings and Voting Rights”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from GDF SUEZ together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

We have informed the depositary bank that under French company law and the new by-laws (statuts) of GDF SUEZ (i) the record date for holders of shares to vote at a shareholders meeting is at least three (3) business days (such date as may be established from time to time, the “share record date”), (ii) in order to exercise voting rights holders of shares in registered form must have their shares registered in their own name, or in the name of a registered financial intermediary (intermédiaire inscrit), in a share account maintained by GDF SUEZ or on behalf of GDF SUEZ as of the share record date, (iii) in order to exercise voting rights holders of shares in bearer form are required to have their shares registered in the name of a registered financial intermediary (intermédiaire inscrit) and obtain from an accredited financial intermediary (intermédiaire habilité), and provide to GDF SUEZ, an attendance certificate (attestation de participation) attesting to the registration of such shares in the financial intermediary’s account as of the share record date, and (iv) the voting form must be delivered to GDF SUEZ at least three (3) days prior to the date of the shareholders’ meeting (voting forms sent by electronic form can be received by GDF SUEZ up to the day immediately preceding the meeting date at 3:00 pm Paris time).

Under the terms of the deposit agreement, a holder of ADSs as of the record date set by the depositary bank who desires to exercise its voting rights with respect to ADSs representing shares in registered or bearer form is required to: (a) be a holder of the ADSs as of the share record date, (b) deliver voting instructions to the depositary bank, in a form acceptable to GDF SUEZ and the depositary bank, by the date established by the depositary bank for such purpose (the “receipt date”), (c) instruct the depositary bank to request that the custodian deliver a voting form (formulaire de vote à distance) to GDF SUEZ prior to the deadline established by GDF SUEZ, and (d) in the case of ADSs representing shares in bearer form, instruct the depositary bank to request that the custodian deposit the requisite attendance certificate (attestation de participation) with GDF SUEZ. The delivery of voting instructions shall be deemed instructions to request delivery of the voting form and the attendance certificate. Upon receipt by the depositary bank of (i) the voting instructions, in a form acceptable to GDF SUEZ and the depositary bank, on or before the receipt date, and (ii) evidence satisfactory to the depositary bank that the applicable conditions set forth above have been satisfied, the depositary bank shall endeavor, insofar as practicable and permitted under any applicable provisions of French law and bylaws (statuts) of GDF SUEZ, to cause to be voted the shares represented by such ADSs in accordance with any non-discretionary instructions set forth in such voting instructions.

The depositary bank will only cause to be voted shares represented by ADSs in respect of which valid voting instructions have been received and only in accordance with such voting instructions. If the depositary bank receives from a holder of ADSs (who has otherwise satisfied all conditions to voting contemplated herein) voting instructions which fail to specify the manner in which the depositary bank is to vote the deposited securities represented by such holder’s ADSs, the depositary bank will deem such holder of ADSs (unless otherwise specified in the notice distributed to holders of ADSs) to have instructed the depositary bank to vote in favor of all resolutions.

We have informed the depositary bank that under French company law, shareholders and the board of directors of GDF SUEZ may submit a new resolution or modify the resolutions proposed in the preliminary notice of meeting (avis de réunion), which notice must be published at least 35 days prior to the meeting date. In such case, holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the board of directors of GDF SUEZ and against if not approved by the GDF SUEZ board of directors.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service		Fees

•	Issuance of ADSs	Up to $5.00 per 100 ADS issued
•	Cancellation of ADSs	Up to $5.00 per 100 ADS issued
•	Distribution of cash dividends or other cash distributions	Up to $5.00 per 100 ADS issued
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $5.00 per 100 ADS issued
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $5.00 per 100 ADS issued
•	Depositary Services	Up to U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in France (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by GDF SUEZ and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may remit to GDF SUEZ all or a portion of the depositary fees charged for the reimbursement of certain expenses incurred by GDF SUEZ in respect of the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as GDF SUEZ and the depositary bank may agree from time to time.

Amendments and Termination

GDF SUEZ may agree with the depositary bank to modify the deposit agreement at any time without your consent. GDF SUEZ undertakes to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. GDF SUEZ will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, GDF SUEZ may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

GDF SUEZ has the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	GDF SUEZ and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any notices by GDF SUEZ or for failure to give notice.

•	GDF SUEZ and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	GDF SUEZ and the depositary bank disclaim any liability if GDF SUEZ or the depositary bank is prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future law or regulation, or by reason of any provision, present or future of the by-laws (statuts) of GDF SUEZ, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond the control of GDF SUEZ.

•	GDF SUEZ and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in the by-laws (statuts) of GDF SUEZ or in any provisions of or governing the securities on deposit.

•	GDF SUEZ and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of the depositary bank and GDF SUEZ in good faith to be competent to give such advice or information.

•	GDF SUEZ and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.

•	GDF SUEZ and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	GDF SUEZ and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of shares or release shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify GDF SUEZ, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF THE COMBINED COMPANY
AND SUEZ SHAREHOLDERS

The rights of each of Gaz de France’s and Suez’ shareholders are governed by French company law and the provisions of each company’s respective articles of association. The following is a summary of the material differences between the rights of Suez shareholders as currently existing and those of GDF SUEZ shareholders following the amendments to the by-laws (statuts) that will occur if the merger is completed. Because each of Gaz de France and Suez is a limited liability corporation (société anonyme) organized under French law and because each company has adopted a single Board of Directors (conseil d’administration) governance structure (as opposed to a two-tiered Board structure with a Supervisory board (conseil de surveillance) and a Management board (directoire)), the differences arise primarily from the by-laws (statuts) of each of the companies.

This is a summary only and is based on the current by-laws of Suez and the draft GDF SUEZ by-laws that were approved by the board of directors of Gaz de France on June 4, 2008 and which are expected to be adopted by the shareholders of Gaz de France at the extraordinary shareholders’ meeting scheduled for July 16, 2008. These new by-laws will be effective from and subject to the completion of the merger (which is currently expected to occur on July 22, 2008). This summary therefore does not contain all the information that may be important to you. For more complete information, you should read the draft GDF SUEZ by-laws, which are included as Exhibit 99.14 to the Registration Statement of which this prospectus is a part, as well as the current by-laws of Suez, which are included as Exhibit 99.11 to the Registration Statement of which this prospectus is a part.

To learn where you may obtain these documents, see “Where You Can Find More Information.”

Provisions applicable to the shareholders of the combined company following the merger	Provisions currently applicable to Suez shareholders

Legal framework

The rights of GDF SUEZ shareholders will be governed by Book 2 (Livre 2) of the French Commercial Code (Code de Commerce) and Decree n°67-236 of March 23, 1967 and by French law n°46-628 dated April 8, 1946, French law n°83-675 dated July 26, 1983, French law n°2003-8 dated January 3, 2003, French law n°2004-803 dated August 9, 2004 and French law n°2006-1537 dated December 7, 2006 relating to the energy industry and by its by-laws (statuts).	The rights of the shareholders of Suez are governed by Book 2 (Livre 2) of the French Commercial Code (Code de Commerce) and Decree n° 67-236 of March 23, 1967 and by its statuts.

Shareholders’ rights

Voting rights

Each shareholder gets one vote per share. Immediately following the merger there will be 2,191,532,687 shares outstanding entitled to 2,191,532,687 voting rights as of July 22, 2008. The by-laws do not provide for double voting rights.	Each shareholder gets one vote per share, but a double voting right is granted to holders of fully paid-up registered shares when those shares have been registered for more than 2 years in the name of the same shareholder.

Immediately prior to the merger, there were 1,308,941,953 shares entitled to 1,491,834,219 voting rights and 182,892,266 shares with double voting rights as of June 4, 2008.

Shareholding disclosure obligation

In addition to the disclosure requirements at law, the by-laws (statuts) provide that any person or entity, acting alone or in concert with others, who comes to own, directly or indirectly, more than 0.5% of the share capital (and/or voting rights and/or securities granting	In addition to the disclosure requirements at law, Suez’ by-laws (statuts) provide that any person, acting alone, directly or indirectly, or acting in concert with others, who comes to own, more than 1%, or any multiple thereof up to 34%, of Suez’ outstanding share capital access in the future to our capital) and thereafter increases or decreases its shareholding by an amount greater than or equal to 0.5% of the share capital (and/or the voting rights and/or securities granting access in the future to the capital (including any subsequent increases or decreases of at least 0.5% of the share capital following an initial increase or decrease)), must notify us by certified mail, within five trading days of the day any such threshold is crossed.

Such notice must describe the total number of shares and voting rights owned by such shareholder (alone or in concert), as well as the number of securities that may be convertible into equity securities at a future date and the voting rights potentially attached thereto.	must provide Suez with written notice within 5 calendar days of the date such threshold has been crossed.
In the event of failure to comply with the notification requirements provided by the by-laws (statuts), shareholders may be deprived of voting rights for shares exceeding the relevant threshold until the second anniversary of the date on which the owner complies with such notification requirements upon the request of any shareholder or shareholders holding at least 1% of Suez’ share capital.

Any person that fails to comply with such notification requirements will be deprived of voting rights with respect to any shares exceeding the relevant threshold for all shareholders’ meetings until the second anniversary of the date on which such person or entity complies with the notification requirements, upon request of shareholders holding at least 0.5% of the share capital and the voting rights.

Management and supervision

Board of directors

Until the end of the Ordinary General Meeting of Shareholders called in 2010 to approve the accounts for financial year 2009, GDF SUEZ shall be administered by a Board of Directors composed of not more than 24 members (comprising 7 representatives of the French State, three representatives of employees and one representative of employee shareholders pursuant to the merger protocol (Protocole d’Accord).

Any and all directors must own no fewer than fifty of the combined company’s shares, unless excused therefrom on the basis of applicable law or regulations.	The Board of directors is composed of at least 3 and no more than 18 members whose term of office is four years each.

Board members must own at least 2,000 Suez shares.

Directors’ terms of office shall be four years.

The Board of Directors appoints its Chairman and the Chief Executive Officer, who could be a different person than the Chairman.
Directors’ term of office shall be four years. As an exception to the foregoing, and with the exception of the directors representing the employees and the employee shareholders, the term of the initial directors of the combined company shall be limited as follows, in accordance with the merger protocol (Protocole d’Accord):

Two years (until the shareholder’s meeting held in 2010 to approve the 2009 annual accounts) one director for Suez and one director representing the French State.

Three years (until the shareholders’ meeting in 2011 to approve the 2010 annual accounts): four directors of Suez and one director of Gaz de France.

Four years (until the shareholders’ meeting in 2012 to approve the 2011 annual accounts): the remaining directors, including Messrs Mestrallet and Cirelli.

THE EURONEXT PARIS MARKET

Our shares trade on the Euronext Paris market of NYSE Euronext under the symbol “GAZ.”

After the merger, GDF SUEZ will also apply to list its shares on the Euronext Brussels market of NYSE Euronext and the Luxembourg Stock Exchange. We briefly describe Euronext Paris, which is expected to be the combined company’s principal trading market, below.

Gaz de France integrated the CAC 40 index on September 1, 2005. The CAC 40 represents a capitalization-weighted measure of the 40 highest market capitalizations on the Euronext Paris market.

The Euronext Paris market

General

On February 21, 2005, Euronext Paris S.A., generally known as Euronext Paris, reorganized its listing structure by implementing the Eurolist market, a new, unified, regulated market, which replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché.

On April 4, 2007, the New York Stock Exchange Group and Euronext N.V., the parent company of Euronext Paris, merged and created the NYSE Euronext group. As a consequence of this merger, Euronext Paris transferred all securities listed on the Eurolist market to the Euronext Paris market. Accordingly, from December 20, 2007, all securities approved for listing by Euronext Paris are traded on the Euronext Paris market.

The Euronext Paris market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Euronext Paris market are classified in alphabetical order.

Trading on the Euronext Paris Market

Trading on the Euronext Paris Market is subject to the prior approval of Euronext Paris and the AMF granting a visa on the French prospectus. The shares of Gaz de France have been trading on Euronext Paris since July 8, 2005.

Securities listed on the Euronext Paris market of NYSE Euronext are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities listed on the Euronext Paris market in one of two categories (continuous or “Continu,” or fixing), depending on their belonging to certain Indices or Segments and/or on their trading volume. Our shares are traded in the category known as Continu, which includes the most actively traded securities. Shares pertaining to the Continu category are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share traded continuously after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%.

Euronext Paris may restrict trading in a security listed on the Euronext Paris market if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations (réservation à la hausse ou à la baisse). In particular, trading is automatically restricted in shares whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than a certain percentage from the last traded price. Trading of these shares resumes after a call phase of a few minutes (such time period depends on the category of listed security; it is set at four minutes for our shares), during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the Euronext Paris market in other limited circumstances (suspension de la cotation), in particular to prevent or stop disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, Euronext Paris may also suspend trading of the security concerned, upon request of the AMF.

Trades of securities listed on the Euronext Paris market are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors the possibility of placing orders through a deferred settlement service (Service de Réglement Différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Euronext Paris market, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Euronext Paris market are cleared through LCH Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading by Gaz de France in its Own Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in limited cases described under “Description of the Share Capital of Gaz de France — Trading by Gaz de France in its Own Shares.”

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS OF
A FRENCH COMPANY

Ownership of Shares by Non-French Persons

Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to exercise their voting rights attached to the securities of a French company.

Under the French Monetary and Financial Code, as implemented by Decree No. 2005-1739 dated December 30, 2005, a person who is not a resident of the European Union is not required to obtain a prior authorization (autorisation préalable) before acquiring a controlling interest in a French company (with exceptions regarding certain sensitive economic areas, such as defense, public health, etc.). However, both European Union and non-European Union residents must file an administrative notice (déclaration administrative) with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, for example ownership of more than 33 1/3% of a French company’s share capital or voting rights, is regarded as a controlling interest.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

Gaz de France is a société anonyme, or a limited liability corporation, organized under the laws of France, and all of its directors and officers reside outside the United States. In addition, a substantial portion of Gaz de France’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. Original actions brought in France against Gaz de France or its directors or officers under either the U.S. Securities Laws or French law would be subject to the French procedural rules, which differ markedly from the ones applicable in the United States, in that, for instance, discovery is often more limited and class actions are unavailable. Moreover, in such an action, French courts may not have jurisdiction against directors or officers of Gaz de France who are not domiciled in France. There is also doubt as to the enforceability against such persons, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons historically required such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. While a recent decision from France’s highest court has cast doubt on the continuing existence of that right, the impact of this decision is not yet fully established. Gaz de France has been advised by its legal counsel that no such French persons have waived such potential right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law No. 68-678 of July 26, 1968, as modified by the French law No. 80-598 of July 16, 1980, (relating to communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign authorities or persons) which may preclude or restrict the obtaining of evidence in France or from French persons in connection with a judicial or administrative U.S. action. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France, and class action judgments obtained in the United States may not be enforceable in France either.

LEGAL MATTERS

Gaz de France has been advised as to French law matters by Darrois Villey Maillot & Brochier. Gaz de France has been advised as to certain U.S. law matters by Debevoise & Plimpton LLP.

EXPERTS

The consolidated financial statements of Gaz de France and its subsidiaries at December 31, 2005, 2006 and 2007, included in this prospectus have been audited by ERNST & YOUNG Audit and MAZARS & GUERARD, independent registered public accounting firms as stated in their report included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

Certain of the data provided with respect to Gaz de France’s oil and gas reserves has been provided in reliance on the partial independent evaluation of Gaz de France’s reserves conducted by DeGolyer and MacNaughton, Gaz de France’s independent reservoir-engineering consultant.

The financial statements of Suez as of December 31, 2005, 2006 and 2007 and for the years then ended included in this prospectus have been audited by Deloitte & Associés and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report appearing herein, and have been so included in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Following the merger, we will be required to file reports, including annual reports on Form 20-F (which we will first file in 2009 with respect to the financial year ending December 31, 2008), quarterly or semi-annual reports on Form 6-K and other information with the SEC.

You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the availability of the public reference room. SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

As allowed by the SEC, this prospectus does not contain all of the information you can find in our prospectus or the exhibits to the prospectus. The SEC allows us to “incorporate by reference” certain information, which means that:

•	Incorporated documents are considered part of this prospectus;

•	We can disclose important information to you by referring you to those documents; and

•	Information that Gaz de France files with or furnishes to the SEC after the date of this prospectus that is incorporated by reference in this prospectus automatically updates and supersedes this prospectus.

All information contained in this prospectus relating to Gaz de France has been supplied by Gaz de France, and all information contained in this prospectus relating to Suez has been supplied by Suez. Gaz de France and Suez confirm that on the date of publication of this prospectus, the information provided by each of them respectively, is, to the best of their knowledge, true and accurate and that no facts have been omitted, the inclusion of which would change the meaning of this prospectus. Although Gaz de France does not have any knowledge that would indicate that any of the information relating to Suez is inaccurate or untrue in any material respect, Gaz de France cannot assure you that no facts or events of which it is unaware exist that may affect the significance or accuracy of the information furnished to it.

You should rely only on the information contained in this prospectus in deciding whether to vote in favor of the Merger. Gaz de France has not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is accurate as of its date. You should not assume that the information contained in this prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus to you nor the issuance of Gaz de France securities in the offer shall create any implication to the contrary.

ANNEX A: MERGER AGREEMENT

The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.

Agreement on the Merger by Absorption of
Suez by Gaz de France

Between

Gaz de France
Absorbing Company

And

Suez
Absorbed Company

Dated June 5, 2008

MERGER AGREEMENT

Between the undersigned:

•	Gaz de France, a société anonyme with a share capital of €983,871,988, having its registered office at 23 rue Philibert Delorme, 75017 Paris, Paris Companies Register No. 542 107 651, represented by its Chairman and Chief Executive Officer, Mr. Jean-François Cirelli, duly authorized for the purposes hereof by a decision of the Board of Directors dated June 4, 2008, hereinafter referred to as “Gaz de
France” or the “Absorbing Company”,

one party,

And:

•	Suez, a société anonyme with share capital of €2,617,883,906, having its registered office at 16 rue de la Ville l’Evêque, 75008 Paris, Paris Companies Register No. 542 062 559, represented by its Chairman and Chief Executive Officer, Mr. Gérard Mestrallet, duly authorized for the purposes hereof by a decision of the Board of Directors dated June 4, 2008;

hereinafter referred to as “Suez” or
the “Absorbed Company”,

the second party.

Gaz de France and Suez are hereinafter referred to collectively as the “Parties”.

The following has been settled and agreed:

CHAPTER I	A-6
PREAMBLE	A-6
I — Description of the companies	A-6
1. Gaz de France (absorbing company)	A-6
2. Suez (absorbed company)	A-6
3. Capital links between Gaz de France and Suez:	A-7
4. Gaz de France and Suez have no board members in common	A-7
II — Reasons for and goals of the merger	A-7
III — Reference financial statements	A-9
IV — Valuation methods	A-9
V — Significant transactions affecting the share capital of the companies and distributions due to take place between the execution date of this agreement and the Merger Completion Date	A-9
CHAPTER II	A-10
CONTRIBUTION — MERGER	A-10
I — Preliminary provisions	A-10
II — Suez contribution — merger	A-11
III — Determination of the exchange ratio	A-13
IV — Consideration for the contribution — merger	A-13
V — Merger premium	A-14
VI — Merger loss	A-14
VII — Effective date	A-15
VIII — Ownership — Enjoyment	A-15
CHAPTER III TERMS AND CONDITIONS	A-16
I — Statement of terms and conditions	A-16
II — In the context of this contribution-merger, Suez makes the following undertakings:	A-19
III — Gaz de France for its part makes the following undertakings:	A-20
CHAPTER IV CONDITIONS PRECEDENT	A-20
CHAPTER V GENERAL REPRESENTATIONS	A-21
CHAPTER VI TAX AND SOCIAL DECLARATIONS	A-22
I — General provisions	A-22
II — Specific provisions	A-22
CHAPTER VII MISCELLANEOUS PROVISIONS	A-24
I — Formalities	A-24
II — Waiver	A-24
III — Remittance of title	A-24
IV — Costs	A-25
V — Choice of domicile	A-25
VI — Powers	A-25
VII — Declaration	A-25

INDEX OF DEFINED TERMS

Absorbed Company	A-6
Absorbing Company	A-6
CGI	A-22
CRA	A-15
Effective Date	A-15
Gaz de France	A-6
Merger Agreement	A-9
Merger Completion Date	A-21
Merger Premium	A-14
Parties	A-6
Reference Financial Statements	A-9
Significant Gaz de France Subsidiaries	A-22
Significant Suez Subsidiaries	A-21
Suez	A-6

CHAPTER I

PREAMBLE

I —	Description of the companies

1.	Gaz de France (absorbing company)

Gaz de France, initially incorporated as an industrial and commercial public company (EPIC) on April 8, 1946, and entered in the Paris Companies Register on December 24, 1954, has been a société anonyme with a board of directors since November 20, 2004, for a term of 99 years as from that date, unless extended or wound-up early.

The share capital of Gaz de France is currently €983,871,988. It is divided into 983,871,988 shares with a nominal value of €1 each, all fully paid up and of the same class. Gaz de France’s shares are listed for trading on the Euronext Paris market (Compartment A).

Gaz de France has not granted any stock subscription options.

The corporate purpose of Gaz de France, in France and abroad, is to:

(a) prospect, produce, treat, import, export, purchase, transport, store, distribute, supply, and market combustible gas fuel, as well as any other forms of energy;

(b) trade in gas and all other forms of energy;

(c) supply services associated with the above-mentioned activities;

(d) carry out the public service missions imposed on it by the applicable legislation and regulations in force, in particular Law No. 46-628 of April 8, 1946 in relation to the nationalization of electricity and gas, Law No. 2003-8 of January 3, 2003 regarding the gas and electricity markets and energy public service and Law No. 2004-803 of August 9, 2004 regarding public electricity and gas services and electricity and gas companies;

(e) participate directly or indirectly in all transactions or activities of all kinds that may be associated with any of the above-mentioned corporate purposes, or that are of a nature to allow the development of the company’s assets, including research and engineering work, by way of incorporation of new companies or enterprises, contribution, subscription or purchase of shares or rights in companies, and acquiring stakes and interests of any kind whatsoever in all undertakings or companies, existing or to be incorporated, or by merger, partnership or in any other way;

(f) create, acquire, rent, or enter into lease-management (location-gérance) of any moveable property, real estate assets and businesses, rent, set up and operate any business locations, businesses, factories, or workshops related to any of the purposes mentioned above;

(g) acquire, purchase, operate, or transfer any processes and patents concerning activities related to any of the purposes above;

(h) and more generally carry out any transactions and activities of all kinds, whether industrial, commercial, financial, concerning moveable property or real estate, including services or research, directly or indirectly related, in whole or in part, to any of the aforementioned purposes or any similar or connected purposes, or purposes that are of a nature to promote the development of the company’s business.

2.	Suez (absorbed company)

Suez, a société anonyme with a board of directors created by the merger of Compagnie de Suez and Lyonnaise des Eaux in June 1997, was incorporated on February 23, 1880 and extended in 1941 for a term of 99 years, which will end on December 31, 2040, unless extended or wound-up early.

The share capital of Suez at the date hereof is €2,617,883,906. It is divided into 1,308,941,953 shares with a par value of €2 each, all fully paid up and of the same class. Suez’ shares are listed for trading on the Euronext Paris market (Compartment A), the Euronext Brussels market, the official list of the Luxembourg Stock Exchange, as well as on the Swiss Stock Exchange (SWX Swiss Exchange), and are part of an American Depositary Share program.

As of the date hereof, the total number of Suez shares that may be created by exercising stock subscription options is 39,101,997.

Suez’ corporate purpose is the management and development of its current and future assets, in all countries and by all means and, in particular:

a) obtaining, purchasing, leasing, and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection, and storage structures;

b) obtaining, purchasing, leasing, and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c) the design, development, and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of such projects and works;

d) the acquisition of any and all shareholdings through the subscription, purchase, transfer, exchange, or by any other means, of shares, interests, bonds, and any and all other securities in companies already in existence or to be created;

e) obtaining, purchasing, assigning, conceding, and operating all patents, licenses, and processes;

f) and, more generally, any and all industrial, commercial, financial, personal property or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of Suez.

3.	Capital links between Gaz de France and Suez:

At the date hereof:

•	Gaz de France directly holds 8,049,212 Suez shares with a nominal value of €2 per share representing 0.615% of the share capital based on the 1,308,941,953 shares existing at the date hereof and 0.539% of Suez voting rights based on the 1,491,841,800 voting rights existing as at June 2, 2008. Gaz de France undertakes not to acquire or transfer any additional Suez shares between the date hereof and the Merger Completion Date.

•	Suez indirectly holds 9,800,000 Gaz de France shares with a nominal value of €1 per share representing 0.996% of the share capital and voting rights of Gaz de France based on the 983,871,988 existing shares and voting rights. Suez undertakes not to acquire any additional Gaz de France shares between the date hereof and the Merger Completion Date.

4.	Gaz de France and Suez have no board members in common.

II —	Reasons for and goals of the merger

The proposed transaction will occur within a context of significant and rapid changes in the European energy sector.

Several major trends characterize current developments:

—	reinforcement of geostrategic stakes related to the security of European energy supplies;

—	the increase in prices for hydrocarbons, compounded by high volatility;

—	complete opening of the gas markets since July 1, 2007;

—	the ongoing restructuring of the energy sector and the trend towards consolidation among energy players;

—	the changes in consumer demand;

—	the taking into consideration of the challenges associated with global warming.

In order to reduce their exposure to the risks associated with these changes in the energy sector and to ensure their long-term competitiveness on the market, the companies’ current strategy consists of, notably:

—	developing in both the gas and electricity sectors, based on a portfolio of competitive and recurrent activities (infrastructure), while complying with the requirements for the separate management of these activities under European and national legal frameworks;

—	optimizing their electricity supplies through the use of diverse means of production or sourcing, and optimizing their gas supplies by developing an exploration-production division and entering into long-term contracts with geographically diverse producers;

—	investing in liquefied natural gas to take advantage of greater flexibility and pursuing the diversification of their resource portfolio while continuing to participate in the development of transit and/or LNG infrastructures in Europe.

The merger of the companies will create a world energy leader with a solid base in France and Belgium. This major industrial operation is based on a coherent and shared industrial and social project. The merger will enable the accelerated development of the two groups in line with the challenges listed above.

More specifically, the industrial logic behind the transaction is based on four key factors:

—	achievement of global size in the gas markets, allowing for the optimization of supplies;

—	a strong industrial and geographical complementarity, in order to allow for the reinforcement and expansion of the field for a competitive offering in the European energy markets;

—	a balanced position in trades and regions operating under different cycles;

—	a reinforced investment policy allowing for a favorable position for confronting the issues facing the sector.

The new group will draw upon its strong positions in its domestic markets in France and Benelux and will have the financial and human resources necessary to accelerate its development, both in its domestic markets and internationally.

The merger will be preceded by the following transactions:

—	contribution, under the legal regime of spin-offs (scissions), of all of the shares making up the share capital of Suez Environnement (after the simplified merger (fusion par absorption simplifiée) by Suez SA of the intermediary holding company Rivolam and the implementation of internal reclassifications to consolidate the Suez Group’s environment-related activities within Suez Environnement and its subsidiaries, in accordance with the description set forth in Annex B to the protocol entered into between Suez and Gaz de France on the date hereof) by Suez to a special-purpose entity (hereinafter referred to as “Suez Environnement Company”);

—	followed by the distribution by Suez of 65% of the shares in Suez Environnement Company to its shareholders. The Suez Environnement Company shares shall be, upon the completion of the merger, listed for trading on the Euronext Paris and Euronext Brussels markets as described in Section V below.

This listing will allow Suez Environnement Company to benefit from enhanced visibility in line with the group’s stature and ambitions and will allow for direct access to financial markets. Upon completion of the abovementioned transactions, the new group resulting from the merger will hold a stable 35% stake in Suez Environnement Company and will enter into a shareholders’ agreement with some of the current principal shareholders of Suez who will be future major shareholders of Suez Environnement Company. The shareholders’ agreement should consolidate approximately 47% of the share capital of Suez Environnement Company1and is intended to ensure the stability of the shareholding structure of this company, as well as its control by GDF SUEZ. Accordingly, the shareholding in Suez Environnement Company will be fully consolidated into the accounts of the new group resulting from the merger between Suez and Gaz de France. This shareholding will enable the strategy of dynamic development of the Environment division to continue. The chosen structure will also enable GDF SUEZ to continue to develop privileged partnerships between the environment and energy businesses.

Suez and Gaz de France believe that the merger will generate two major types of synergies and efficiency gains:

—	economies of scale and cost reductions, particularly with respect to procurement (energy and non-energy purchases) and operating expenses (streamlining of structures and pooling of networks and services); and

—	complementarity, which will be exploited through improved commercial offerings (complementary brands, broader commercial coverage) and an efficient investment program (streamlining and acceleration of development programs, potential for additional growth in new geographic markets).

Some of these efficiency gains will occur in the short term; others will require long-term implementation with the creation of joint platforms and the full optimization of the new organization’s resources and structures.

III — Reference financial statements

The terms and conditions of this merger agreement (the “Merger Agreement”) have been established by Gaz de France and Suez based on their financial statements as closed at December 31, 2007, which have been subject to a report by their respective statutory auditors and approved by their respective shareholders’ meetings on May 19, 2008 and May 6, 2008.

The balance sheets, income statements and annexes closed at December 31, 2007 (consolidated and company financial statements) of Gaz de France and Suez are set forth respectively in Annexes 1 and 2 hereto (the “Reference Financial Statements”).

IV — Valuation methods

Pursuant to Regulation No. 2004-01 of the French Accounting Regulation Committee (Comité de la Réglementation Comptable) relating to the accounting treatment of mergers and similar transactions, as amended, the merger (fusion par absorption) of Suez by Gaz de France shall take place on the basis of the net book value as at December 31, 2007 of the assets and liabilities contributed by Suez, as set out in the company financial statements of Suez as at December 31, 2007.

V — Significant transactions affecting the share capital of the companies and distributions due to take place between the execution date of this agreement and the Merger Completion Date

Suez:

In addition to certain internal reclassification transactions within the Suez group relating to, in particular, the consolidation of the Suez group’s environment-related activities within Suez Environnement and its subsidiaries, the following transactions will take place prior to the Merger Completion Date, subject, as the case may be, to approval by the relevant Suez governance bodies:

—	The absorption of Rivolam by Suez via a simplified merger (fusion simplifiée) (the “Rivolam Merger”); Rivolam is a société anonyme with its registered office at 16 rue La Ville l’Evêque, 75008 Paris (430 440 586 RCS Paris), whose share capital is entirely held by Suez and whose principal assets are its shares in Suez Environnement.

—	The distribution by Suez to its shareholders of 65% of the shares in Suez Environnement Company (a French société anonyme with its registered office at 1, rue d’Astorg, 75008 Paris, registered with number

1 Based on Suez shareholding structure as at April 30, 2008

433 466 570 RCS Paris), to which 100% of the shares of Suez Environnement (a French société anonyme with its registered office at 1, rue d’Astorg, 75008 Paris, registered under number 410 118 608 RCS Paris) will have been previously transferred via a contribution in accordance with the legal regime of spin-offs (scission) (the “Contribution-Distribution”).

The distribution of Suez Environnement Company shares will take place in accordance with the provisions of Article 115-2 of the French Tax Code (Code général des impôts), through a deduction from the issuance premium entry on the liabilities side of Suez’ balance sheet. These shares will be listed for trading on the Euronext Paris and Euronext Brussels markets after completion of the merger.

Suez stock option and free share grant plans will be adjusted to take this distribution into account, in accordance with the law and the rules governing each plan.

It is specified that the receipt of consents and follow-up consents requested in order for the Contribution-Distribution to be treated in accordance with the favorable tax regime provided for by Articles 210 B and 115-2 of the French Tax Code (Code géneral des impôts) and to guarantee the benefit of such favorable tax regime in the context of the merger referred to herein have been agreed in principle by the French Tax Authority (Direction Générale des Impôts) by letters dated June 3, 2008, subject to certain conditions being met.

The merger of Rivolam and the Contribution-Distribution will be submitted for the approval of Suez’ general shareholders’ meeting which will also be called upon to approve the merger, and such approval will occur prior to the completion of the merger.

With the exception of the above-mentioned transactions, in the event of a transaction affecting the share capital of Gaz de France or Suez or of a distribution by Gaz de France or Suez decided or carried out between the date hereof and the Merger Completion Date, the Merger Agreement shall be terminated ipso jure, unless otherwise agreed between the parties.

CHAPTER II

CONTRIBUTION-MERGER

I — Preliminary provisions

Subject to the standard factual and legal guarantees in such matters and the conditions precedent set out below, on the Merger Completion Date, Suez shall transfer to Gaz de France all of its property, rights, obligations, assets and liabilities, it being specified that the list below is indicative only and is not restrictive: since the merger constitutes a universal transfer of assets (transmission universelle de patrimoine), all assets and liabilities (including any associated off-balance sheet commitments and security interests, a description of which as at December 31, 2007 is set forth in Annex 2 hereto) shall be transferred to Gaz de France as they exist on the Merger Completion Date. The contributed assets shall be recorded in the accounts of Gaz de France based on a straight transfer of the gross values, depreciation, amortization and provisions for depreciation relating to these assets as recorded in the company financial statements of Suez as at December 31, 2007.

In addition, the contribution-merger (apport-fusion) of Suez is made and accepted subject to the charges, clauses, and conditions and in consideration for the attributions specified below.

II — Suez contribution — merger

1.	Suez assets

The assets contributed by Suez pursuant to the merger include all of the company’s assets. A non-restrictive list of such assets, based on the company financial statements of Suez as at December 31, 2007, is set forth below and is further detailed in Annex 2 hereto:

In euros	Gross value	Prov. deprec.	Net value

Intangible assets	34,071,695	18,320,983	15,750,712
Property, plant and equipment	13,162,584	8,596,409	4,566,175
Financial assets	39,656,909,330	2,751,763,839	36,905,145,491
Of which Equity investments	38,203,586,120	2,509,397,987	35,694,188,133
Of which Other long-term investments	1,204,180,261	396,800	1,203,783,461
Of which Receivables from Equity investments	240,716,265	240,713,686	2,579
Of which Other financial assets	8,426,684	1,255,365	7,171,319
Current assets	777,736,888	12,616,492	765,120,396
Prepaid expenses and other accrual accounts	46,415,236	0	46,415,236
Estimated total at December 31, 2007 of Suez asset contribution	40,528,295,733	2,791,297,723	37,736,998,010
The total amount at December 31, 2007 of the Suez assets transferred therefore amounts to:
Gross value	€40,528,295,733
Depreciation, amortization, and provisions	€2,791,297,723
Net value	€37,736,998,010

2.	Suez liabilities

The merger of Suez is made and accepted on condition that Gaz de France assumes, in discharge of the absorbed company, all of Suez’ liabilities, that is, on the basis of the Suez company’s financial statements at December 31, 2007, the following principal items, details of which are set forth in Annex 2:

In euros

Provisions for contingencies and losses	249,685,167
Borrowings and debt	499,625,668
Operating payables	145,444,149
Other liabilities	4,572,634
Deferred income and other accrual accounts	44,504,054
Total at December 31, 2007 of assumed liabilities	943,831,672
The value of the assumed liabilities at December 31, 2007 is therefore:
Net value	€943,831,672
SUEZ’S NET ASSET CONTRIBUTION AT DECEMBER 31, 2007, THEREFORE AMOUNTS TO	€36,793,166,338

3.	Restatements relating to restructuring transactions during the interim period referred to in Section V of Chapter I

As noted in Section V of Chapter I, a number of restructuring transactions will take place prior to the merger.

3.1  Prior internal reclassifications

A number of internal reclassifications within the Suez group have been or will be carried out for the benefit of Suez Environnement and its subsidiaries prior to the completion of the merger. When carried out by Suez after December 31, 2007, these transactions will be recorded in Gaz de France’s financial statements under the transactions carried out by Suez during the interim period.

3.2  Short-form merger (fusion par absorption simplifiée) of Rivolam by Suez

Prior to the merger of Suez into Gaz de France, Suez will absorb its wholly-owned subsidiary Rivolam via a short-form merger (fusion simplifiée). All of Rivolam’s assets, which consist almost entirely of Suez Environnement shares, and liabilities will be transferred to Suez immediately prior to the merger described herein. This merger will be effected based on net book value and will be retroactively effective for accounting and tax purposes as of January 1, 2008.

Rivolam’s balance sheet at December 31, 2007 (the “Rivolam Balance Sheet”) is set out in Annex 2b hereto.

This transaction will be recorded in Gaz de France’s financial statements under the transactions carried out by Suez during the interim period. It is specified that this transaction will not impact Suez’s shareholders’ equity. The technical loss resulting from the difference between the value of Rivolam’s net asset contribution and the final value of Rivolam shares in Suez’s accounting records, i.e., €714,957,952, will be recorded as an intangible asset in the accounting records of Gaz de France as part of the transfer of transactions occurring during the interim period.

3.3	Contribution by Suez to Suez Environnement Company of its entire shareholding in Suez Environnement and distribution by Suez to its shareholders of 65% of Suez Environnement Company shares

Following the merger by absorption of Rivolam, Suez will contribute its entire shareholding in Suez Environnement to Suez Environnement Company through a contribution under the terms of the legal regime applicable to spin-offs. This transaction will be effected based on net book value and will be retroactive for accounting and tax purposes as of January 1, 2008.

This transaction will be recorded in Gaz de France’s accounts under the transactions carried out by Suez during the interim period. It is specified that this transaction will not impact Suez’ shareholders’ equity since the transaction will be based on net book value. The Suez Environnement Company shares exchanged for the contribution of Suez Environnement shares will be recorded at the same value as those of Suez Environnement in Suez’ accounting records, the technical loss resulting from the merger of Rivolam into Suez being maintained in the Suez accounts.

Immediately following the contribution and prior to the merger referred to herein, Suez will distribute a portion of the Suez Environnement Company shares issued in consideration of the contribution representing 65% of the share capital of Suez Environnement Company as at the completion date of the distribution, to its shareholders (other than itself) pro rata to their shareholding.

Subject to the receipt of the tax consents requested in order for the contribution and the distribution mentioned above to be treated in accordance with the favorable tax regime provided for by Articles 210 B and 115-2 of the French Tax Code (Code géneral des impôts), which receipt was agreed in principle by the French Tax Authority (Direction Générale des Impôts) by letters dated June 3, 2008, the proposed distribution will reduce Suez’ net asset contribution by the amount of the book value in Suez’s accounting records of the distributed Suez Environnement Company shares and by the portion of the technical loss relating to the Suez Environnement Company shares thus distributed.

4.	Value of Suez’ net asset contribution at December 31, 2007, restated in particular to take account of the transactions occurring during the interim period mentioned in Section 3 above

Value of Suez’s net asset contribution at December 31, 2007:	€36,793,166,338

To which must be added the issue price of capital increases since January 1, 2008:	€47,810,633

From which must be deducted the book value of Suez shares held in treasury subsequent to December 31, 2007:	€1,456,840,674

From which must be deducted the amount of dividend distributions carried out by Suez in respect of the 2007 financial year:	€1,728,994,451

From which must be deducted the value of the distributed Suez Environnement Company shares (increased by the portion of the technical loss relating to the distributed Suez Environnement Company shares) to be allotted to Suez shareholders prior to the merger, in accordance with Section V of Chapter I, subject to its approval by the general shareholders’ meeting:	€4,467,539,790

THE NET ASSET CONTRIBUTION TO GAZ DE FRANCE THEREFORE AMOUNTS TO	€29,187,602,056

III — Determination of the exchange ratio

The merger exchange ratio proposed to Suez and Gaz de France shareholders shall be twenty-one (21) Gaz de France shares for twenty-two (22) Suez shares. The methods used to determine this ratio are set out in Annex 3 hereto.

IV — Consideration for the contribution — merger

Pursuant to Article L.236-3 of the French Commercial Code (Code de commerce), there will be no exchange of (i) Suez treasury shares or (ii) Suez shares held by Gaz de France. As of the date hereof, Suez holds 35,724,397 Suez shares and Gaz de France holds 8,049,212 Suez shares.

Therefore, in accordance with the above-mentioned exchange ratio of 22 Suez shares for 21 Gaz de France shares, 1,207,660,692 new fully paid up Gaz de France shares with a nominal value of €1 each would be created by Gaz de France through a capital increase in the amount of €1,207,660,692.

The new shares would be allocated to the owners of the 1,265,168,344 shares comprising Suez’ share capital at the date hereof, in proportion to their shareholding, which number does not include the 35,724,397 Suez treasury shares and the 8,049,212 Suez shares held by Gaz de France. It is specified that the Suez share buy-back program was suspended at the close of trading on May 28, 2008, and that the exercise of stock subscription options was suspended at the close of trading on May 22, 2008.

Gaz de France’s share capital would thus be increased from €983,871,988 to €2,191,532,680.

Suez shareholders who hold an insufficient number of Suez shares to obtain a multiple of 21 Gaz de France shares are responsible for taking the necessary actions to purchase or sell the number of Suez shares required for this purpose. In order to facilitate this process, Suez will maintain a listing for its fractional shares on Euronext Paris for a period of three (3) months, as of the Merger Completion Date and thereafter on a special compartment of Euronext Paris reserved for stock that is delisted from the regulated markets for an additional period of twenty (20) months.

Furthermore, fractional Suez shares will be traded on Euronext Brussels for three (3) months as of the Merger Completion Date, and subsequently in the compartment dedicated to temporary securities of regulated markets for an additional twenty (20) months.

Gaz de France has agreed to pay, for a period ending three months as of the Merger Completion Date, the brokerage fees and VAT incurred by each Suez shareholder, up to an amount of €8.00 (all taxes included) and 21 Suez shares per shareholder account, arising from: (i) the sale of fractional shares such shareholder will continue to hold at the Merger Completion Date; or, as the case may be, (ii) the purchase of fractional shares for the purposes of allowing such shareholder, given the number of fractional shares such shareholder will continue to hold as at the Completion Date, to be allocated 21 Gaz de France shares.

In accordance with Article L.228-6 of the French Commercial Code, upon the decision of Gaz de France’s Board of Directors, Gaz de France may sell, in accordance with applicable law, the new Gaz de France shares issued in connection with the merger that have not been claimed by Suez shareholders, provided that it has given notice complying with applicable regulatory requirements at least two years in advance of such sale.

Subsequent to such sale, holders of Suez shares will only be able to claim a cash payment of the net proceeds of the sale of the unclaimed Gaz de France shares, plus, as the case may be, any dividends, interim dividend payments and distributions of reserves (or similar payments) arising from such shares prior to their transfer within the terms set out in the paragraph above.

The holders of Suez shares will be notified that Gaz de France will hold on their behalf the net proceeds of the sale of Gaz de France shares, plus any payable dividends, interim dividend payments and distribution of reserves (or similar payments) which have not expired, for a period of 10 years in a blocked bank account with a financial institution (amounts corresponding to potential dividend, interim dividend, and distribution of reserves (or similar) payments may only be claimed for a period of 5 years as of their payment date). Upon the expiration of the 10 year period, the amounts will be transferred to the Caisse des Dépôts et Consignations and will remain at the holders’ disposal for a period of 20 years, after which the sums will be definitively transferred to the French State.

V — Merger premium

The merger premium (“Merger Premium”) shall be equal to the difference between:

• the value of the portion (excluding treasury shares), corresponding to the shares not held by Gaz de France, of Suez’ net asset contribution under the merger before the restatements connected with the distributions of the interim period, from which shall be deducted all of said distributions, totaling	€28,963,905,475

and

• the amount of the capital increase to be attributed to shareholders	€1,207,660,692

Merger Premium	€27,756,244,783

The Merger Premium may be used for any purpose decided by the general meeting of shareholders. It is expressly agreed that the extraordinary general meeting of the shareholders of Gaz de France convened to approve the merger will be asked to authorize its board of directors to make any deduction from the Merger Premium to (i) reconstitute, under the company’s liabilities, the legal reserves and provisions recorded on the Suez balance sheet, (ii) charge against the Merger Premium all expenses, duties and taxes incurred or payable in connection with the merger, (iii) deduct from the Merger Premium the sums required to maintain the full legal reserve and (iv) cancel the distributions received by Gaz de France from Suez during the interim period (i.e., between the Effective Date and the Merger Completion Date).

VI — Merger loss

Cancellation of the Suez shares held by Gaz de France will give rise to a merger loss of €32,385,223:

• The value of the portion (excluding treasury shares), corresponding to the shares held by Gaz de France, of Suez’ net asset contribution under the merger before the restatements connected with the distributions of the interim period, totaling:	€223,696,581
• The net book value of Suez shares held by Gaz de France, totaling:	€256,081,804
• The difference represents the merger loss, which amounts to:	€32,385,223

In view of its nature, the merger loss will be entered on the asset side of Gaz de France’s balance sheet as an intangible asset and will be allocated to the various assets contributed by Suez in a schedule to the statutory financial statements. Upon future sales of one of such assets, the amount of the loss attributed to such asset will be reincorporated to income.

VII — Effective date

In accordance with Article L. 236-4 of the French Commercial Code the Parties expressly agree that the merger will be effective retroactively from an accounting and tax perspective as of January 1, 2008 (the “Effective Date”), i.e., prior to the date on which the merger will be submitted to the general meetings of the shareholders of Suez and Gaz de France. Correspondingly, the results of all operations carried out by Suez between January 1, 2008 and the Merger Completion Date will exclusively be for the profit or at the expense of Gaz de France, as the case may be, these operations being considered as having been performed by Gaz de France.

VIII — Ownership — Enjoyment

Gaz de France will own the transferred assets and will have enjoyment rights with respect to such assets as of the Merger Completion Date. As of such date, Gaz de France will be simply and generally subrogated to all the rights, actions, obligations, and commitments of the Absorbed Company.

The 1,207,660,692 new Gaz de France shares issued in consideration for the merger will have immediate participation rights and will thus entitle their holders to all distributions of dividends, interim dividends or reserves (or similar payments) decided subsequent to their issuance.

They will be credited to the new shareholders as soon as possible after the Merger Completion Date. They shall, as of the time of their creation, be equivalent to existing Gaz de France shares, will enjoy the same rights and incur the same charges, notably all tax withholdings. They shall entitle their holders, without distinction, to the payment of the same amount in the event of any allotment or repayment throughout the corporate lifetime of Gaz de France or upon its liquidation, subject to tax levies and withholding taxes of any kind required by applicable law and regulations.

The new Gaz de France shares issued in connection with the merger will not carry any double voting rights, as Gaz de France has not instituted a double voting rights system.

In addition, all new Gaz de France shares will be negotiable following the definitive implementation of the Gaz de France capital increase in consideration for the Suez merger contribution, pursuant to Article L.228-10 of the French Commercial Code. Application will be made for the listing of the new shares on Euronext Paris SA.

Application will also be made to list the existing and new Gaz de France shares on Euronext Brussels as well as the official list of the Luxembourg Stock Exchange.

Current holders of certificates representing Suez shares (certificat représentifs d’actions) (“CRA”) will be required to deliver those CRAs to Euroclear France, via their usual financial intermediary, in order to receive a number of new Gaz de France shares calculated according to the merger ratio specified in Section III. As all other shareholders, holders of Suez CRAs representing fractional shares will have to make it their personal business to sell or purchase the number of securities required for this purpose (if necessary by dematerializing their securities).

New Gaz de France shares issued in connection with the merger may not be held in the form of CRAs.

Holders of Suez VVPR Strips will receive a number of Gaz de France VVPR Strips calculated according to the merger ratio specified in Section III. Those who do not have enough Suez VVPR Strips to exercise all of their rights will have to make it their personal business to sell or purchase the number of securities required for this purpose. In order to facilitate this process, trading of the fractional Suez VVPR Strips will be maintained on Euronext Brussels for a period of three (3) months as of the Merger Completion Date. Further to this three-month period, the Suez VVPR Strips may only be traded over the counter. Furthermore, the Suez VVPR Strips may no longer be traded in exchange for Gaz de France VVPR Strips as of the date of the sale of the Gaz de France shares non-allocated in the scope of the merger described in section IV above. The expenses incurred by holders of Suez VVPR Strips will be borne by such holders.

CHAPTER III

TERMS AND CONDITIONS

I — Statement of terms and conditions

1.	Gaz de France shall take over the assets contributed by Suez as they exist on the Merger Completion Date, with no right of recourse against Suez on any ground whatsoever, and in particular with respect to wear or disrepair of transferred facilities, buildings, furniture, materials, or equipment, soil or subsoil defects, errors in the description or reported capacity of assets, however large or small, errors in the description, land registry, and other registry numbers of buildings located abroad and their reported capacity.

2.	Gaz de France shall purely and simply be substituted in all Suez’s rights and obligations (including off-balance sheet commitments given and received).

3.	As previously stated, Suez’s contributions are made and accepted on condition that Gaz de France assumes, in discharge of Suez, all of the latter’s liabilities as set out above, independently of the consideration paid in the form of new Gaz de France shares. In general terms, Gaz de France shall assume all of Suez’s liabilities, as they exist on the Merger Completion Date. In particular, Gaz de France shall be subrogated to all of Suez’s rights and obligations with respect to debt securities issued by Suez. Gaz de France shall become liable for any and all guarantees conferred in respect of the liabilities assumed by it. Gaz de France shall also be required to honor under the same terms the surety commitments, financial backings and guarantees entered into by Suez (both in respect of current and future debts) and shall enjoy any associated counter-guarantees and securities.

4.	It is specified here that the value of Suez’s liabilities based on the Suez company financial statements as at December 31, 2007 in the Reference Accounts, which is given solely for informational purposes, does not constitute an acknowledgment of debts to alleged creditors, who will always be required to establish their rights and prove their claims.

5.	Stock subscription options granted by Suez before implementation of the merger which have not been exercised by the Merger Completion Date (“n1”) will be adjusted in order to take into account, subject to Suez Environnement Company’s approval, the distribution of the Suez Environnement Company shares described in section V of chapter I (the “Distribution”), which is to take place prior to the completion of the merger, pursuant to the provisions of Articles L.225-181 and L.228-99 of the French Commercial Code.

For such purpose, in accordance with articles R.225-137 and R.228-91 of the French commercial code, for each of the beneficiaries of the option plans :

•	the exercise price of the options will be adjusted in accordance with the following formula:

p 2 = the exercise price of the subscription options prior to the Distribution (“p1”) x [1- (amount of the Distribution per Suez share / value of a Suez share prior to the Distribution)].

It being specified that, for the purposes of this adjustment, the following values will apply:

•	for the “amount of the Distribution per Suez share”, one fourth of the weighted average of the share price of the Suez Environnement Company share over its 15 first trading days on the Euronext Paris market; and

•	for the “value of a Suez share prior to the Distribution”, in accordance with the provisions of article R.228-91 § 3 of the French commercial code, weighted average of the share price of the Suez share on the Euronext Paris market over the three (3) trading days prior to the completion date of the Distribution.

The adjusted exercise price of the options will be rounded to the nearest euro cent.

•	The adjusted number of shares subject to options (“n2”) will be calculated as follows:

n2 = n1 x p1 / p2

•	so that the product of the number of options multiplied by the exercise price before and after adjustment remains constant.

6.	The stock subscription options granted by Suez adjusted in accordance with section 5 of this Article shall be carried over to the shares of the Absorbing Company, the total number of shares under option and their exercise price being adjusted to take account of the exchange ratio specified in Chapter II, Section III above, as follows:

•	the number of Gaz de France shares to which each option holder may subscribe under a single subscription option plan shall correspond to the number of Suez shares to which such holder could have subscribed under this plan further to the adjustment described in section 5 of this Article, multiplied by the exchange ratio referred to in Chapter II, Section III above applicable to Suez shareholders in connection with the merger, the resulting number being rounded up to the nearest greater whole number,

•	the subscription price per Gaz de France share shall be equal to the subscription price per share for each Suez share further to the adjustment described in section 5 of this Article, divided by the exchange ratio referred to in Chapter II, Section III above applying to shareholders, the resulting subscription price being rounded up or down to the nearest euro cent and the other terms of the stock subscription option plans at that date remaining unchanged.

7.	The number of free shares allotted by Suez and that have not yet vested at the Merger Completion Date will be adjusted pursuant to the provisions of the rules of the Suez free share allocation plans, to take account of the Distribution, subject to the approval thereof, which is to take place prior to the completion of the merger transaction.

For such purpose, for each beneficiary of the free share allocation plans, the following formula will be applied, in accordance with the rules of the share allocation plans:

Number of Suez shares allocated prior to Distribution x [1 / (1 — amount of Distribution per Suez share / value of a Suez share prior to Distribution)].

it being specified that for the purposes of such adjustment, the following values will apply:

•	for the “amount of Distribution per Suez share”, one-fourth of the weighted average of the share price of the Suez Environnement Company share over its 15 first trading days on the Euronext Paris market; and

•	for the “value of a Suez share prior to the Distribution”, in accordance with the terms of the Plans, the weighted average of the share price of the Suez share on the Euronext Paris market over the three (3) trading days prior to the completion date of the Distribution.

8.	Pursuant to Article L.225-197-1 of the French Commercial Code, Gaz de France shall be automatically (de plein droit) substituted for Suez in its obligations towards the beneficiaries of Suez free share awards. The rights of beneficiaries, as adjusted pursuant to section 7 of this Article, shall therefore be carried over to the shares of the Absorbing Company based on the merger ratio referred to in Chapter II, Section III of this Article, as follows: the number of Gaz de France shares to which each beneficiary would be entitled under a single award plan shall correspond to the number of Suez shares to which each beneficiary was entitled under that plan multiplied by the exchange ratio applying to shareholders referred to in Chapter II Section III above, the resulting number being rounded up or down to the closest whole number.

Furthermore, Gaz de France expressly undertakes to assume Suez’ commitments in respect of the group’s employees under the agreement of July 3, 2007.

9.	Finally, Gaz de France will assume any liabilities which have not been recorded and transferred under this agreement, as well as any liabilities, originating prior to the Merger Completion Date but only becoming known thereafter.

10.	In accordance with the law, all employment contracts in force on the Merger Completion Date between Suez and its employees shall remain in force between Gaz de France and such employees.

11.	As of the Merger Completion Date, the Absorbing Company shall have full powers, in particular to institute or defend any new or existing disputes, judicial proceedings and arbitration in place of the Absorbed Company and pertaining to the contributed assets and to give all necessary assents to all decisions, and to receive or pay all sums owing as the result of decisions or settlements

12.	As of the Merger Completion Date, Gaz de France shall assume and pay any taxes and levies, premiums and insurance contributions, as well as any other charges, ordinary or extraordinary, that affect or may come to affect the contributed assets and rights, as well as those that are or will be inherent to operating or owning the contributed assets.

13.	As of the Merger Completion Date, Gaz de France shall implement all treaties, contracts, and agreements made with third parties and employees pertaining to the operation of the contributed assets, all insurance against fire, accidents, and other risks and shall be subrogated to all the rights and obligations arising therefrom, with no right of recourse against the Absorbed Company.

14.	The Absorbing Company shall comply with the laws, decrees, orders, regulations, and customs pertaining to the operations including the contributed assets and shall make it its personal business to secure any authorizations that may be necessary.

15.	As of the Merger Completion Date, Gaz de France shall be subrogated to the rights and obligations associated with any contract, treaty, agreement, or transaction of any kind legitimately binding the Absorbed Company to any third party or authority for the operation of its activities, as well as to the rights and obligations associated with any administrative licenses or authorizations that have been awarded to Suez.

16.	The Absorbing Company shall make it its personal business, where necessary, to secure the consent of all third parties to this subrogation, while Suez undertakes to make arrangements, as necessary, for the transfer of the aforementioned contracts and administrative licenses or authorizations.

17.	By sole virtue of this merger taking place, the securities and rights held by Suez in third party companies that are included in the merger-contribution or other entities shall be transferred to Gaz de France, which will become a direct shareholder or associate in those companies or a holder and/or owner of said securities or rights, subject to compliance with applicable statutory, regulatory, and contractual provisions. Suez shall comply with the statutory, regulatory, and contractual provisions concerning the transferability of such securities and rights, in particular those pertaining to approvals and pre-emptive rights. Suez, or, as the case may be, Gaz de France, shall notify all third parties of the transfer of securities by means of merger in accordance with the provisions applying in each case.

It is stipulated that the absence of approval in cases where such an approval is legally required would in no way compromise the validity of the present merger or of this Merger Agreement; further, in the event that the pre-emptive right is exercised, the merger-contribution shall relate to the sale price of the pre-empted securities.

Gaz de France shall, at its own expense, have the securities, rights in companies, and stakes of any kind transferred to it registered in its account.

18.	Gaz de France shall undertake all the formalities required to regularize and make enforceable against third parties the transfer of the various contributed assets and rights, notably those specified in Annexes 4 and 5 (annexes up-to-date as of the date hereof) and with the exception, as the case may be, of those that have been transferred in the normal course of business or as part of the operations detailed in Chapter I, Section V. Full power to do so shall be vested in the bearer of a copy or extract of this Merger Agreement.

19.	Gaz de France shall be substituted for Suez in all rights and obligations associated with an entitlement of any kind (leasehold, rental, domiciliation, etc.) to occupy properties held in Suez’s name and shall pay the corresponding rents.

20.	Gaz de France shall accept any passive easements, whether apparent or concealed, ongoing or discontinued, that may apply to the contributed real estate, except it may defend against such passive easements and benefit from those which are active, if any, without right of recourse against Suez and without this clause conferring more rights on any party than would be the case under regular unrestricted title or under applicable law.

21.	The Suez buildings listed in Annex 4 (annex up-to-date as of the date hereof), with the exception, as the case may be, of those that have been transferred in the normal course of business or as part of the operations detailed in Chapter I, Section V, shall be transferred free and clear together with full benefits from all sales agreements associated with capital leases as they exist, including all outbuildings and appurtenances, without exception or reserve. It is stipulated that fixtures belonging to Suez are included in the asset transfer.

Once the conditions precedent set forth elsewhere herein have been met, the Merger Agreement or an extract thereof shall be legally filed with Paris notary Maître André Pône (SCP Thibierge), with recognition and signature, to ensure that the document acquires the full status of an authentic legal document.

In line with the formalities regarding the public registration of land rights prescribed by Decree No. 55-1350 of October 14, 1955, Maître André Pône (SCP Thibierge) shall draw up additional documents setting out the description and basis for ownership of the properties included in the merger contribution of the Absorbed Company.

All necessary formalities pertaining to the transfer of Suez buildings located abroad shall be performed in due time, in accordance with the statutory and regulatory provisions applicable in each of the relevant countries concerned.

22.	Regarding the brands and domain names listed in Annex 5 (annex current as of the date hereof) and the other intellectual property rights held by Suez, Gaz de France shall enjoy sole ownership thereof and of all related rights as of the Merger Completion Date with the exception, as the case may be, of brands, domain names, and other intellectual property rights that have been transferred in the normal course of business or as part of the operations detailed in Chapter I, Section V.

Accordingly, as of that date, Gaz de France shall have sole entitlement to use and to exploit freely said brands, domain names, and other intellectual property rights as it sees fit wherever those intangible assets are or will be protected, it being stipulated that Gaz de France shall be substituted and subrogated to all rights and obligations under agreements concluded with third parties with respect to the intangible assets in question.

23.	The provisions of decree No. 2007-1790 of December 20, 2007 create a specific share held by the French State in the share capital of Gaz de France SA.

II — In the context of this contribution-merger, Suez makes the following undertakings:

1.	The Absorbed Company undertakes to continue to conduct its business in the normal course until the Merger Completion Date (with the exception of acts and decisions due to occur before the merger as part of the operations detailed in Chapter I, Section V of this document or those resulting from legal obligations relating to the implementation of the merger with respect to debt securities issued by Suez).

2.	In this framework and with the same exceptions as specified in Section 1 above, until the Merger Completion Date, Suez undertakes in particular (i) not to make any disposal of its corporate assets (patrimoine social) exceeding five hundred million euros per transaction without the prior consent of the Absorbing Company, (ii) not to contract any loans amounting to, singly or in the aggregate, more than 1.5 billion euros without the prior consent of the Absorbing Company, which consent shall not be withheld without just cause (juste motif), (iii) not to make any disposal of its corporate assets (patrimoine social) exceeding two hundred million euros per transaction without prior notice to the Absorbing Company.

3.	The Absorbed Company undertakes, within the required timeframe and if necessary in collaboration with the Absorbing Company, to make the necessary arrangements to secure any contractual, administrative, or other authorizations that may be necessary or useful for ensuring the legitimate transfer of the contributed assets and to furnish Gaz de France with all the information the latter may need, to provide it with all necessary signatures and to offer it any assistance it may need to ensure the transfer of the assets and rights included in this merger contribution and the full effect of these agreements with respect to any party. Suez must, upon the first request of Gaz de France, assist in the drawing up of any documents supplementing, amending, reiterating, or confirming this document and must furnish all proofs and signatures that may be necessary to ensure the smooth transfer of the contributed assets and rights, in particular the transferred securities and guarantees, and must also tender all deeds and documents in its possession relating to the contributed assets and rights.

III — Gaz de France for its part makes the following undertakings:

1.	The Absorbing Company undertakes to continue to conduct its business in the normal course until the Merger Completion Date with the exception of acts due to occur before the merger, as detailed in Chapter I, Section V of this document.

2.	In this framework, until the Merger Completion Date, Gaz de France undertakes in particular (i) not to make any disposal of its corporate assets (patrimoine social) exceeding five hundred million euros per transaction without the prior consent of the Absorbed Company, (ii) not to contract any loans amounting to, singly or in the aggregate, more than 1.5 billion euros without the prior consent of the Absorbed Company, which consent shall not be withheld without just cause (just motif), and (iii) not to make any disposal of its corporate assets (patrimoine social) exceeding two hundred million euros per transaction without informing prior notice to the Absorbed Company.

3.	The Absorbing Company undertakes to cooperate with the Absorbed Company in making any arrangements that are necessary or useful for implementing the transaction and, in general terms, in ensuring the due performance of this transaction.

CHAPTER IV

CONDITIONS PRECEDENT

1.	This merger is subject to the following conditions precedent:

—	Approval by the general meeting of Suez shareholders of the merger by absorption of Rivolam and the completion thereof;

—	Approval by the general meetings of Suez’ and Suez Environnement Company’s shareholders of the contribution of Suez Environment shares to Suez Environnement Company and the completion thereof;

—	Approval by the general meeting of Suez shareholders of the distribution of 65% of Suez Environnement Company shares and the completion thereof;

—	Execution of the shareholders’ agreement regarding Suez Environment Company;

—	Decision by Euronext Paris authorizing the admission to trading of the Suez Environnement Company shares on Euronext Paris;

—	Approval of this Merger Agreement by the combined shareholders’ meeting of Suez, and in particular the resulting dissolution without liquidation of Suez;

—	Approval by the extraordinary general meeting of Gaz de France shareholders of the merger and of the related capital increase, as stipulated in this Merger Agreement;

—	Approval by the extraordinary general meeting of Gaz de France shareholders of the assumption of Suez’ obligations with regard to stock subscription options and free shares, as well as the cancellation, as the case may be, of the corresponding preferential subscription rights;

—	Entry into force of the order by the Minister of the Economy, Industry, and Employment setting out the terms of the transaction (establishing the ratio and providing for the assumption of option plans), in accordance with the opinion to that effect issued by the French Holdings and Transfers Committee (Commission des participations et des transferts);

—	Publication of the objectives of the industrial, commercial, and financial cooperation agreement between Gaz de France and Suez.

The satisfaction of these conditions precedent may be evidenced, as to any person, by all appropriate means and in particular, with respect to some such persons, by the provision of certified copies or extracts of the minutes of the Gaz de France shareholder’s meeting or, as the case may be, of the board of directors of Gaz de France.

2.	Merger Completion Date

Subject to the above conditions precedent being met, the merger shall be completed at 00:00 on the date of admission to trading of the shares of Suez Environnement Company on Euronext Paris as indicated in the Euronext Paris admission notice (the “Merger Completion Date”). The completion of the merger will occur immediately after the completion of the Rivolam Merger, followed by the Contribution-Distribution, while the admission to trading of the Suez Environnement Company shares will occur on the same day upon opening of trading on Euronext Paris.

Suez shall be dissolved ipso jure upon implementation of the merger. No liquidation of Suez shall take place as a result of the transfer to Gaz de France of all of the former’s assets and liabilities.

Any appropriate means may be used to evidence the definitive completion of the merger.

Should the abovementioned conditions precedent not have been fulfilled by December 31, 2008, at the latest, this document shall, barring an extension of the deadline, be considered null and void.

CHAPTER V

GENERAL REPRESENTATIONS

It is expressly agreed between the Parties that no claim for damages may be brought subsequent to the Merger Completion Date on the grounds of inaccuracy of the representations given below.

The Absorbed Company represents that, as at the date hereof:

1.	Neither it nor any of its significant subsidiaries listed in Annex 6 (hereinafter referred to as “Significant Suez Subsidiaries”) is or ever has been subject to any insolvency, bankruptcy, liquidation or similar proceedings;

2.	Subject to the transactions referred to in Chapter I, Section V and the effects thereof, it has full power and authority to dispose of its rights and property having an individual net book value of greater than €50 million;

3.	None of the assets recorded in its annual financial statements as of December 31, 2007, for an individual amount greater than €100 million is encumbered by a mortgage or other security interest;

4.	It is not subject to any proceeding that could prevent or materially interfere with the conduct of its business as conducted on the date hereof;

5.	Subject to the transactions referred to in Chapter I, Section V and the effects thereof, its shareholdings having an individual net book value greater than €50 million as of December 31, 2007 figuring among its financial assets are free and clear of all liens and encumbrances;

6.	Its real estate assets, as well as those of the Significant Suez Subsidiaries, are not subject to any measure for expropriation;

7.	As of May 29, 2008, it has not granted any surety, endorsement or guarantee, nor assumed any off-balance sheet commitment in a single amount exceeding €10 million that has not been reflected in the notes to its annual financial statements for the year ended December 31, 2007, with the exception of those listed in Annex 7;

8.	To its knowledge, the consolidated financial statements of Suez Environnement SA as at December 31, 2006 and the explanatory note (note de passage explicative) included in Annex B to the protocol signed on the date hereof correctly reflect the assets and liabilities contained within Suez’ Environment division at that date;

9.	No asset or liability other than those set out in the note on the scope of consolidation of Suez Environnement Company included in Annex B to the protocol signed on the date hereof will be transferred from Suez (or its subsidiaries) to Suez Environnement Company and no asset or liability will be transferred from Suez Environnement Company to Suez (or its subsidiaries).

The Absorbing Company represents that, as of the date hereof:

1.	Neither it nor any of its significant subsidiaries listed in Annex 8 (hereinafter referred to as “Significant Gaz de France Subsidiaries”) is or ever has been subject to any insolvency, bankruptcy, liquidation or similar proceedings;

2.	It has full power and authority to dispose of its rights and property having an individual net book value exceeding €50 million, except works under concession;

3.	None of the assets recorded in its annual financial statements as of December 31, 2007 for an individual amount greater than €100 million is encumbered by a mortgage or other security interest;

4.	It is not subject to any proceeding that could prevent or materially interfere with the conduct of its business as conducted on the date hereof;

5.	Its shareholdings having an individual net book value in excess of €50 million as of December 31, 2007, are free and clear of all liens and encumbrances, with the exception of (i) its shareholding in GRTgaz, which is governed by the provisions of Article 12 of Law No. 2004-803 of August 9, 2004, as amended by Law No. 2006-1537 of December 7, 2006, on the energy sector and (ii) the provisions of decree No. 2007-1790 of December 20, 2007, creating, for the French State, a specific share in the share capital of Gaz de France;

6.	Its real estate assets, as well as those of the Significant Gaz de France Subsidiaries, are not subject to any measure for expropriation;

7.	As of May 29, 2008 (or as of any other date specified in Annex 9), it has not granted any surety, endorsement or guarantee, nor assumed any off-balance sheet commitment in an individual amount exceeding €10 million that has not been reflected in the notes to its annual financial statements for the year ended December 31, 2007, with the exception of those listed in Annex 9.

CHAPTER VI

TAX AND SOCIAL DECLARATIONS

I — General provisions

The representatives of the two undersigned companies shall ensure that each company complies with all applicable statutory provisions regarding returns pertaining to the payment of corporation tax and all other taxes arising from the definitive implementation of the merger, within the framework of the following:

II — Specific provisions

A/ Registration fees

The merger, which will take place between two legal entities liable to corporation tax, falls under the provisions of Article 816 of the French Tax Code (Code général des impôts, hereinafter referred to as the “CGI”).

The operation will therefore be subject to a €500 transfer duty.

B/ Corporation tax

The undersigned, acting in their official capacity, declare that they wish this merger to fall under the provisions of Article 210 A of the CGI.

Any profit or loss occurring after the Effective Date and deriving from the business of the Absorbed Company will be incorporated into the taxable income of the Absorbing Company.

Accordingly, the Absorbing Company undertakes in particular to:

—	record in its books the provisions and reserves for which taxation has been deferred at the level of the Absorbed Company (Article 210 A-3.a. of the CGI);

—	replace the Absorbed Company for the purposes of recapturing income which is subject to deferred taxation by the Absorbed Company (Article 210 A-3.b. of the CGI);

—	compute any capital gains realized on the subsequent transfer of non-depreciable assets using the tax value of those assets in the Absorbed Company’s books (Article 210 A-3.c. of the CGI);

—	add back to its taxable income the capital gains acknowledged upon the contribution of depreciable fixed assets over a 15-year period for immovable assets and 5-year period for other assets;

—	record in its books the non-fixed assets received upon the merger for the tax value they had at the level of the Absorbed Company (Article 210 A-3.e. of the CGI);

Article 145 of the CGI provides that securities held for long term purposes (titres de participation) benefiting from the participation exemption must be held for at least two years as from their acquisition or subscription by the Absorbed Company. The tax exemption is applicable to mergers which benefit from the regime of Article 210 A of the CGI.

The Absorbing Company further undertakes to comply with the obligations set forth (i) in Article 54 septies I of the CGI, relating to the deferred capital gains follow-up statement and (ii) in Article 54 septies II of the CGI, relating to the register of capital gains on non-depreciable assets.

Pursuant to Article 201 of the CGI, the Absorbed Company undertakes to file, within 60 days of the merger being published in a legal notice publication, a declaration that it has ceased to carry on its business and to include the statement referred to in Article 54 septies I of the CGI.

As of the Merger Completion Date, the Absorbing Company will generally assume the compliance obligations of the Absorbed Company, with all tax commitments and obligations relating to the assets and liabilities transferred as a result of the Merger, in particular those provided for in Article 210 B bis of the CGI.

Consent and follow-up consent applications have been filed with the French Tax Authority (Direction Générale des Impôts) with the purpose, inter alia, of obtaining:

—	a transfer of the Absorbed Company’s losses to the Absorbing Company on the ground of the provisions of Article 223 I 5 and 223 I 6 of the CGI;

—	a transfer of the Absorbed Company’s losses to Suez Environnement Company on the ground of Article 223 I 5 and 223 I 7 of the CGI;

—	the application of the favorable regime of Articles 210 B and 115-2 of the CGI to the Contribution-Distribution and the maintenance of the Absorbing Company’s profit with respect to the merger referred to herein.

An agreement in principle has been granted on the receipt of the consents and follow-up consents mentioned above by the French Tax Authority (Direction Générale des Impôts) by letters dated June 3, 2008, subject to certain conditions being met.

C/ Value-added tax

In accordance with Article 257 bis of the CGI, the delivery of assets, the provision of services and the transactions mentioned under Sections 6 and 7 of Article 257 that shall be performed by the Absorbing Company and the Absorbed Company (each a VAT payer) in the merger shall be exempted from VAT.

The Absorbing Company shall be deemed to assume all the Absorbed Company’s rights and obligations. Accordingly, it shall perform the requisite deduction adjustments under the same terms as the Absorbed Company would have been required to do.

The Absorbed Company and the Absorbing Company will report the value of the contribution, without VAT, in the box “other non-taxable transactions” (“Autres opérations non imposables”) of their VAT form for July 2008.

The Absorbed Company declares that it shall transfer to the Absorbing Company, which will be subrogated to all the former’s rights and obligations, the value-added tax credit which it holds at the date when it legally ceases to conduct its business. Accordingly, it undertakes to provide the relevant tax office with a form in two counterparts referring to this Merger Agreement, where it will indicate the value of the VAT credit transferred.

D/ Apprenticeship tax and employers’ professional training contribution

The Absorbing Company undertakes to pay the apprenticeship tax (taxe d’apprentissage) and the employers’ professional training contributions that may still be owed by the Absorbed Company on the Merger Completion Date with respect to employees transferred as a result of the merger. The Absorbing Company also undertakes to make the declaration of payment of the contribution and the special declaration on apprenticeship tax on behalf of the Absorbed Company within the 60-day time period specified in Articles 201, 229 A and 235 ter KD of the CGI.

E/ Employee profit-sharing

The Absorbing Company undertakes to assume, if necessary, any profit-sharing reserve (réserve spéciale de participation) recorded by the Absorbed Company in its books as well as any corresponding investment provision, to the extent of the portion that, as of the effective date of the Merger, has not been used in accordance with its purpose.

Correspondingly, the Absorbing Company will enjoy all the rights previously held by the Absorbed Company.

CHAPTER VII

MISCELLANEOUS PROVISIONS

I — Formalities

1.	Gaz de France shall complete all legally required disclosures and filings in connection with the contributions, within the statutory timeframes.

2.	Gaz de France shall undertake to complete the necessary declarations and formalities with all relevant authorities in order to transfer the contributed assets to its name.

3.	In general, it shall complete all the formalities needed to render the transfer of the contributed assets and rights enforceable against third parties.

II — Waiver

The representative of the Absorbed Company hereby waives purely and simply, on behalf of the Absorbed Company, any and all liens and/or termination rights in favor of the Absorbed Company over the assets contributed by this agreement, in order to guarantee compliance with the terms and conditions imposed on the Absorbing Company by this document.

Accordingly, the representative of the Absorbed Company expressly waives making a registered entry in favor of the Absorbed Company for any reason whatsoever.

III — Remittance of title

On the Merger Completion Date, the originals of the incorporation and amending documents of the Absorbed Company, as well as the accounting books, titles, certificates relating to securities, proof of ownership of equity interests and all contracts, archives, documents, and other information relating to the contributed assets and rights shall be handed over to Gaz de France.

IV — Costs

All costs, rights and fees generated by the merger, and all those arising as a result thereof, shall be borne by Gaz de France.

V — Choice of domicile

For the purposes of executing this document and related documents and for all service and notices, the representatives of the companies, in their official capacities, choose as their domicile the registered offices of each company as indicated at the beginning of this document.

VI — Powers

Effective immediately, full powers are expressly granted:

—	to the undersigned, in their official capacities, as representatives of the companies involved in the merger, whether acting together or separately, in order to take all necessary action in the form of additional and supplementary deeds;

—	to the bearers of the originals of this document or certified copies thereof and of all documents evidencing the final completion of the merger, in order to complete all the necessary formalities and undertake all declarations, notifications, filings, registrations, disclosures and the like.

VII — Declaration

The Parties declare, under the penalties set forth in Article 1837 of the CGI, that this document sets forth a comprehensive account of the consideration for the merger contribution and attest that they are aware of the penalties incurred should this statement prove incorrect.

Signed in Paris,
June 5, 2008,
In eleven original copies, of which
one copy for registration purposes,
one copy for industrial property formalities (INPI),
one copy for formalities pertaining to the public registration of land rights,
one for each party,
four to be filed with the clerk of the commercial court.

/s/ Jean-François Cirelli	/s/ Gérard Mestrallet

Gaz de France Represented by Mr. Jean-François Cirelli	Suez Represented by Mr. Gérard Mestrallet

LIST OF ANNEXES

Annex 1:	Consolidated financial statements of Gaz de France at December 31, 2007 and company financial statements of Gaz de France at December 31, 2007
Annex 2:	Consolidated financial statements of Suez at December 31, 2007 and company financial statements of Suez at December 31, 2007
Annex 2b:	Company financial statements of Rivolam at December 31, 2007
Annex 3:	Ratio calculation methods
Annex 4:	List of real estate transferred by Suez
Annex 5:	Description of Suez brands and domain names
Annex 6:	List of Significant Suez Subsidiaries
Annex 7:	List of off-balance sheet commitments with an individual amount exceeding €10 million and not included in the notes to the company financial statements of Suez at December 31, 2007
Annex 8:	List of Significant Gaz de France Subsidiaries
Annex 9:	List of off-balance sheet commitments with an individual amount exceeding €10 million and not included in the notes to the company financial statements of Gaz de France at December 31, 2007

ANNEX B: REPORT ON THE MERGER CONSIDERATION

René RICOL 2 avenue Hoche 75008 — PARIS	Dominique LEDOUBLE 99 boulevard Haussmann 75008 — PARIS	Vincent BAILLOT 7 rue du Parc de Clagny 78000 — VERSAILLES

GAZ DE FRANCE/SUEZ

Merger by absorption of the Suez Group
by Gaz de France

-=-

Report on the Merger Consideration

Ladies and Gentlemen

In executing the order of the President of the Commercial Court of Paris dated May 30, 2006, concerning the merger by absorption of the company Suez by the company Gaz de France, we have established this report on the compensation of the contributions as provided by Article L.236-10 of the Code de Commerce; our assessment of the value of the respective contributions is the subject of a separate report.

Compensation of the contributions is dependent on the ratio of exchange, which was decided in the draft merger agreement signed by the representatives of the companies concerned on June 5, 2008. It is our responsibility to offer an opinion on the fair character of this exchange ratio. To this end we have carried out our reviews according to the professional recommendations of the Compagnie Nationale des Commissaires aux Comptes (National Association of Auditors) concerning this assignment; these recommendations require diligences firstly to verify that the relative values attributed to the shares of the participating companies are pertinent, and secondly to analyse the positioning of the exchange ratio relative to the aforesaid pertinent valuations.

Our report is organised as follows:

1. Presentation of the transaction.

2. Verification of the relative values attributed to the shares of the companies taking part in the transaction.

3. Assessment of the equitable nature of the proposed exchange ratio.

4. Conclusion.

No particular advantage has been stipulated in this transaction, nor have we found any. The particular rights accruing to the French State in the merged company are based on Article 24-1 of the Act of 9 August 2004 as amended.

At no time have we found ourselves in one of the situations of incompatibility, incapacity or forfeiture provided by law.

1.	PRESENTATION OF THE TRANSACTION

1.1.  Companies concerned

(i)	Absorbing company

Gaz de France, initially constituted in the form of an EPIC (Publicly-Owned Industrial and Commercial Corporation) on 8 April 1946, became a société anonyme with a board of directors on November 20, 2004.

The registered capital of Gaz de France is currently €983,871,988. This is divided into 983,871,988 shares each of €1 nominal value, all fully paid up and of the same class. They were admitted for trading on Euronext Paris (Compartment A) on July 8, 2005. Gaz de France has granted no stock options. At the date of signature of the merger agreement, the French state held some 80% of the equity in Gaz de France.

The corporate purpose of Gaz de France, according to its Articles of Association, is “in France and abroad, to:

(a)	prospect, produce, treat, import, export, buy, transport, store, distribute, supply, or commercialise combustible gas and any other source of energy;

(b)	trade in gas or any other source of energy;

(c)	provide services in relation to the aforementioned activities;

(d)	undertake public service activities as assigned by the legislation and regulations in force, in particular Act n° 46-628 of April 8, 1946 concerning the nationalisation of electricity and gas, Act n° 2003-8 of January 3, 2003 concerning the markets in gas and electricity and the public provision of energy, and Act n° 2004-803 of August 9, 2004 concerning the public provision of electricity and gas and electricity and gas companies;

(e)	participate directly or indirectly in all transactions or activities of whatever nature that may be concerned with any of the aforementioned objects or of such nature as to assure the development of the company assets including research and engineering activities, through the creation of new companies or businesses, the contribution, subscription or purchase of securities or company rights, the acquisition of interests or holdings in any form whatever in any businesses or companies existing or to be created, through mergers, associations or in any other manner;

(f)	create, acquire, hire, take in leased management any personal or real property or business premises, take on leasehold, install or operate any establishments, business premises, factories, or workshops in relation to any of the objects aforementioned;

(g)	take, acquire, operate or sell any procedures or patents concerning activities related to any of the aforementioned objects;

(h)	and more generally to carry out any and all transactions and activities of whatever nature, industrial, commercial, financial, real estate or movable property including services or research that are in whole or in part directly or indirectly related to any of the aforementioned objects to any similar, complementary or related objects and to any object liable to encourage the development of the company’s business.”

Its registered office is at 23 rue Philibert Delorme, Paris 75017. It is entered in the Companies Register of Paris under number 542 107 651.

The board of directors consists of 18 directors, 6 of whom are appointed by the State and 6 of whom are employees.

Gaz de France, a major player in the market for natural gas, has a portfolio of diversified supplies and manages long transport and distribution networks.

The group’s activities have been organised prior to this merger in complementary manner around two divisions and six sectors, excluding financial holdings:

–	supplying energy and services, consisting of the sectors Exploration-Production (“Upstream”), Energy Purchase and Supply, and Services;

–	infrastructures, consisting of the sectors Transport-Storage France, Distribution France and Transport-Distribution International.

(ii)	Absorbed company

Suez is a société anonyme with a board of directors whose registered capital stands at €2,617,883,906. This is divided into 1,308,941,953 shares each of €2 nominal value, all fully paid up and of the same class. They are traded on Euronext Paris (Compartment A), Euronext Brussels, on the official list of the Luxembourg Bourse, and on SWX Swiss Exchange, and are subject to an American Depositary Shares program.

As of January 16, 2008 the public held around 76% of the equity. The principal shareholder is the Groupe Bruxelles Lambert which, as of January 16, 2008, held 9.3% of the equity and 14.1% of the voting rights.

At the date of signature of the merger agreement, Suez:

–	held 2.73% of its own shares;

–	had granted subscription options for Suez shares;

–	and had made free allocations of existing Suez shares on the basis of Article L 225-197-1 of the Code de Commerce.

The total number of Suez shares that may be created after exercise of the share subscription options is 39,101,997 shares.

The corporate purpose of Suez according to its Articles of Association is “the management and development of its present and future assets, in all countries and by all means, in particular:

a)	the obtaining, purchasing, renting and operating of all forms of concessions and businesses relating to the supply to towns of drinking water and industrial water, the evacuating and purifying of waste water, removing and purifying of wastewater, drying and waste treatment operations, irrigation, and the establishment of all water transport, protection and conservation structures;

b)	the obtaining, purchase, renting and operation of all forms of sales and service activities to local communities and individuals as part of urban development and environmental management;

c)	the study, establishment and execution of all public and private projects and works for local authorities and individuals; the preparation and completion of any and all agreements, contracts and negotiations relative to the execution of such projects and works;

d)	the acquisition of all forms of participation in the form of subscription, purchase, contribution, exchange or by any other means, of shares, holdings, bonds and all other securities in companies existing or to be created;

e)	the obtaining, purchase, sale transfer and operation of all forms of patents, licenses and procedures;

f)	and generally all forms of industrial, commercial, financial, personal or real property operations that may relate directly or indirectly to the corporate purpose or in any wise encourage or develop the company’s business.”

Its registered office is at 16, rue de la Ville l’Evêque, Paris 75008. It is entered in the Companies Register of Paris, under number 542 062 559.

Suez is a major player in the management of public utility services in electricity, gas, energy, water and waste services in Europe and the world. Its clients include local authorities, businesses and individuals.

The organisation of the group’s activities centres around two fields of activity:

–	Suez Energie, which includes Suez Energie Europe, Suez Energie International and Suez Energie Services;

–	Suez Environnement.

(iii)	Link between the companies

At the date of signature of the draft merger agreement:

–	Gaz de France directly held 8,049,212 Suez shares of €2 nominal value, representing 0.615% of the equity on the basis of 1,308,941,953 shares and 0.539% Suez voting rights on the basis of 1,491,841,800 voting rights existing as of June 2, 2008. Gaz de France undertakes not to buy or sell additional Suez shares between the date of the draft agreement and the date of completion of the merger;

–	Suez indirectly holds 9,800,000 Gaz de France shares of €1 nominal value representing 0.996% of the equity and voting rights in Gaz de France on the basis of 983,871,988 shares and voting rights. Suez undertakes not to acquire additional Gaz de France shares between the date of the draft agreement and the date of completion of the merger.

(iv) Shared management

At the date of signature of the draft merger, the participating companies do not have shared directors.

1.2.  Context and objective of the transaction

The Boards of Directors of Gaz de France and Suez approved the planned merger and announced it publicly in February 2006. A press release issued jointly by the two companies on September 3, 2007 announced new terms and conditions for the merger.

As is mentioned in the draft merger agreement, the planned transaction is taking place in a climate of far-reaching, accelerated change in the energy sector in Europe. To minimize their exposure to the risks associated with changes in the energy sector, and to ensure their long-term competitiveness in the market, the current strategy of the parties is to:

–	expand in the two sectors of gas and electricity by relying on a portfolio of recurring competitive business (infrastructures) while complying with the separate management requirements for these activities pursuant to the EU and national legal frameworks;

–	optimize their electricity supplies through the deployment of their means of production or sourcing, and their gas supplies by developing their own exploration-production division and signing long-term contracts with producers in geographically diversified areas;

–	invest in liquefied natural gas to take advantage of greater flexibility and continue the diversification of their portfolio of resources while continuing to take part in developing transport and/or liquefied natural gas (LNG) infrastructures in Europe.

The merger of these two companies will create a world leader in energy with a strong presence in France and Belgium. This major industrial evolution will enable the two groups to accelerate their growth with regard to the goals and challenges outlined above.

More specifically, the industrial plan of the transaction is based on four principal goals:

–	the creation of a global company in the gas markets to enable maximum optimization of supplies;

–	strong geographical and industrial complementarity to strengthen and expand the scope of competitive products and services in European energy markets;

–	balanced positions in businesses and regions with different cycles;

–	a strengthened investment policy to win a favourable position in the face of sector challenges.

The new group will be leveraged by strong positions on its domestic markets in France and in the Benelux and will have the financial and human resources required to accelerate its growth in domestic as well as international markets.

Suez and Gaz de France believe that the merger will produce two major categories of synergy and gains in efficiency:

–	economies of scale and cost reductions, especially for supplies (buying energy but also other supplies) and operating costs (streamlining group business lines and sharing networks and services); and

–	complementarity effects resulting from an improved commercial range of products and services (complementary brands, expanded commercial coverage), and an effective investment program (streamlining and stepping up of development programs, possibility of additional growth in new geographic markets).

Some of these efficiency gains will become evident in the short term, but others will require implementation over longer periods, including the establishment of shared platforms and the complete optimisation of the facilities and structures shared in the new organisation.

1.3.  Pre-merger transactions

The merger will be preceded by the following transactions:

Concerning Suez Group

Under the terms of the draft announced on September 3, 2007 by Suez and Gaz de France, the merger between these two groups will be accompanied by the distribution by Suez of 65% of the equity in Suez Environnement Company to Suez shareholders (other than itself) followed, after completion of the merger between Suez and Gaz de France, by the admission of these shares for trading on the regulated markets of Euronext Paris and Euronext Brussels.

As part of this move, to ensure that all the environmental activities of Suez are held within Suez Environnement Company, various prior internal reorganisations are planned. Firstly, all the shares in Suez Environnement, the lead company for these activities, will be directly held by Suez. As a second step, all these shares will be contributed to a dedicated company known as Suez Environnement Company, inactive until now and intended for market listing.

These internal transactions prior to the completion of the merger include:

–	The absorption of Rivolam by Suez through a simplified merger; Rivolam is fully owned by Suez, and its net assets consist almost entirely of its holding (around 99.4%) in the equity of the French Suez Environnement company.

–	The contribution by Suez of 100% of the shares comprising the equity of Suez Environnement to the Suez Environnement Company, in the form of a contribution of assets in a legally structured spin-off.

Suez Environnement Company will thus become the lead holding company among the operational entities that currently make up the Environnement division of the Suez group.

This contribution of shares will be followed by the distribution to Suez shareholders (other than Suez itself), of a proportion of these newly created shares as remuneration for the contribution, representing 65% of the equity in the subsidiary Suez Environnement Company after the contribution.

After completion of the merger between Suez and Gaz de France, application will be made for the shares in Suez Environnement Company to be listed for trading on the Euronext Paris and Euronext Brussels markets, which will provide Suez Environnement Company with greater visibility in line with the group’s stature and ambitions and give it direct access to the financial markets.

The new group GDF SUEZ resulting from this merger will have a stable holding of 35% of the equity in Suez Environnement Company. It will also be party to a shareholders’ agreement with some of the current major shareholders in Suez, and future major shareholders in Suez Environnement Company, who are expected to constitute some 47% of the equity in Suez Environnement Company (on the basis of the Suez shareholdings as of April 30, 2008). This pact is intended to assure the shareholder stability of Suez Environnement Company and its control by GDF SUEZ. The pact was signed on June 5, 2008 between Suez, the Caisse des Dépôts et Consignations, Sofina, Areva, CNP Assurances, Groupe Burxelles Lambert, and Suez Environnement Compagny, and will come into force immediately after completion of the merger.

In consequence, the holding in Suez Environnement Company will be globally consolidated in the accounts of the new group GDF SUEZ resulting from the merger. This holding will facilitate the dynamic development of the “Environnement” division.

The distribution of shares in Suez Environnement Company is to be carried out under the provisions of Article 115-2 of the Code Général des Impôts (French General Tax Code), by deductions from the Issue Premiums account on the Suez balance sheet liabilities.

By letter dated June 3, 2008, the Direction Générale des Impôts has agreed in principle subject to compliance with certain conditions, to the agreements and supplementary authorizations requested for submitting the Spinoff-Distribution to the preferential treatment set out in Articles 210 B and 115-2 of the French General Tax Code, and to allow the undisputed application of the benefit of this preferential tax treatment in the context of the merger herein detailed.

Schemes for stock options and rights issues by Suez will be adjusted to take account of this distribution and the merger, in accordance with the law and the regulations governing the various schemes.

The absorption of Rivolam and the contribution of Suez Environnement equity to the Suez Environnement Company and the subsequent share distribution will be submitted for the approval of the shareholders at the general meeting of Suez called to approve the merger and are to be carried out prior to the completion of the merger.

1.4.  Legal and administrative framework, conditions precedent

The legal and administrative framework is as follows:

–	As regards company law, the transaction consists of a merger under Articles L. 236-1 et seq. of the Code de Commerce;

–	As regards taxation, the transaction is subject to preferential treatment as set out in Articles 210 A and 816 of the Code Générale des Impôts, concerning respectively company tax and registration fees;

–	The transaction will be carried out at zero hour on the day that Suez Environnement Company shares are listed for trading on the Euronext Paris market as indicated by the advice note from Euronext Paris; nevertheless the merger will be retroactive to January 1, 2008 for the purposes of accounting and taxation, so that all transactions carried out within the absorbed company after that date will accrue exclusively to the profit or liability of the absorbing company.

This merger is subject to the following conditions precedent:

–	Approval by Suez’s Annual General Meeting of the merger-takeover of Rivolam;

–	Approval by the Annual General Meetings of Suez and Suez Environnement Company and implementation of the transfer of Suez Environment shares to Suez Environnement Company;

–	Approval by the Suez Annual General Meeting and distribution of 65% of Suez Environnement Company’s shares;

–	Signature of the shareholders’ agreement concerning Suez Environnement Company;

–	Decision by Euronext Paris to authorise trading of Suez Environnement Company shares on the Euronext Paris market;

–	Approval of the planned merger and in particular the winding-up without liquidation of Suez following the merger by Suez’ Combined Ordinary and Extraordinary Meeting;

–	Approval by Gaz de France’s Extraordinary General Meeting of the draft merger agreement and the associated capital increase, as described in the merger agreement;

–	Approval by Gaz de France’s Extraordinary General Meeting of the assumption of Suez’s obligations for stock options and bonus shares, as well as the cancellation, if applicable, of the corresponding pre-emptive subscription rights;

–	Enforcement of the decree from the Minister of the Economy, Industry and Employment setting the transaction procedures (fixing the parity and assumption of option plans) adopted on the approval notice from the Commission on Holdings and Transfers;

–	Publication of the objectives of the industrial, commercial and financial cooperation agreement between Gaz de France and Suez.

It is reiterated that the shareholder pact concerning Suez Environnement Company was signed on 5 June 2008.

1.5.  Description and compensation of contributions

Terms and conditions of the merger agreement were established by Gaz de France and Suez on the basis of their accounts for the year ending December 31, 2007, after reports by their respective auditors and approved by their respective shareholders’ meetings of May 19, 2008 and May 6, 2008.

Net asset contribution

The elements constituting the net asset contribution consist of all assets and liabilities, goods, rights and obligations existing at the date of completion of the transaction.

Pursuant to regulation n° 2004-01 of May 4, 2004 of the Comité de la réglementation comptable (Accounting Regulations Committee) concerning the accounting treatment of mergers and allied transactions, the merger absorption of Suez by Gaz de France is carried out on the basis of net accounting values for the assets and liabilities contributed by Suez as shown in the company accounts of Suez as of December 31, 2007.

The net asset contribution of Suez is established at €36,793,166,338. This will be adjusted to take into account certain transactions that have occurred since January 1, 2008.

In €

Net contributed assets before adjustment	36,793,166,338

Issue price of capital increases since January 1, 2008	47,810,633
Book value of Suez treasury shares after December 31, 2007	(1,456,840,674)
Amount of dividend distributions by Suez for 2007	(1,728,994,451)
Amount of Suez Environnement Company shares (increased by the proportion of technical losses concerning distributed shares in Suez Environnement Company) which will be allocated to Suez shareholders prior to completion of the merger,	4,467,539,790

Total net asset contribution	29,187,602,056

A detailed description of contributions appears in the merger agreement, the draft merger prospectus and in our report on the value of contributions.

Exchange parity report

The merger parity being offered to Suez and Gaz de France shareholders is set at 21 Gaz de France shares for 22 Suez shares. In accordance with Article L.236-3 of the Code de Commerce, there will be no exchange (i) of Suez treasury shares, nor (ii) of Suez shares held by Gaz de France. At the date of writing, Suez holds 35,724,397 Gaz de France shares and Gaz de France holds 8,049,212 Suez shares.

As a result, applying the exchange ratio of 22 Suez shares for 21 Gaz de France shares, 1,207,660,692 new Gaz de France shares each of €1 nominal value, and fully paid up will be created by Gaz de France in order to increase its capital by €1,207,660,692.

The newly created shares will be allocated to the owners of the 1,265,168,344 shares comprising the equity of Suez at the date of writing, proportional to their existing holdings after deduction of the 35,724,397 Suez treasury shares and the 8,049,212 Suez shares held by Gaz de France. It is specified that the implementation of the Suez share repurchase program was suspended on 28 May 2008 at close of market, and that the exercise of Suez subscription options was suspended on 22 May 2008 at close of market.

The capital of Gaz de France will then be increased from 983,871,988 euros to 2,191,532,680 euros.

Merger premium

Subject to any adjustments determined by the merger agreement, the merger premium will be shown by the difference between:

— the amount of the portion (excluding treasury shares) of the net assets contributed by Suez (corresponding to the shares not held by Gaz de France)[1]	€28,963,905,475
— and the amount of the increase in capital of Gaz de France to be allocated to shareholders other than Suez	€1,207,660,692
difference	€27,756,244,783

This merger premium may be allocated in accordance with the current principles decided by the General Meeting of Shareholders. It will be proposed that the Extraordinary General Meeting of Gaz de France called to approve the draft merger, authorize the Board of Directors to proceed with any allocation of the merger premium in order to (i) re-establish the regulatory reserves and provisions existing in the Suez balance sheet in the liabilities of the company, (ii) to charge to the merger premium all the expenses, duties and taxes incurred or due in connection with the merger transaction, (iii) to deduct from the merger premium the amounts needed to fully fund the legal reserve,

1   Before adjustments for distributions in the intervening period, less the entire amount of the said distributions.

and (iv) to cancel the distributions received from Suez by Gaz de France over the interim period (i.e., between the effective date of the merger and the date of its completion).

Merger loss

Cancellation of Suez shares held by Gaz de France will result in a merger loss of €32,385,223 as follows:

The proportion of net assets (excluding treasury shares) contributed[2] by Suez to the merger corresponding to shares held by Gaz de France, stands at	€223,696,581
The net book value of Suez shares held by Gaz de France stands at	€256,081,804
The difference represents the merger loss, of	€32,385,223

This merger loss, given its nature, will be entered in the balance sheet of Gaz de France under intangible fixed assets. It will also be subject to an economic allocation off the balance sheet to various assets contributed; if one of these assets is subsequently sold, the portion of the merger loss allocated to it will affect net income.

2.	VERIFICATION OF CORRECTNESS OF RELATIVE VALUES ATTRIBUTED TO THE SHARES OF THE COMPANIES PARTICIPATING IN THE TRANSACTION

2.1.  Diligences carried out

We have carried out those diligences which we judged necessary according to the professional recommendations of the Compagnie nationale des commissaires aux comptes (National Association of Auditors) concerning engagements of this sort, to wit:

–	an assessment of the relevance of the relative values and an analysis of the exchange ratio compared to those relative values judged pertinent;

–	an assessment of the fairness of the exchange ratio.

This merger was initially to have been completed by the end of 2006 but could not be achieved. The Gaz de France and Suez groups announced the new terms of the merger described above on September 3, 2007.

Given the conditions of the proceedings, a number of diligences carried out during the second half of 2006 remain relevant for the continuation of our engagement. Thus:

–	we met members of the senior managements of Suez and Gaz de France and their respective boards who explained the general economics of the transaction;

–	we reviewed the reference documents for 2006 lodged with the Autorité des marchés financiers (AMF) by Suez and Gaz de France;

–	we had access in a data room procedure for both groups to information detailed in a list appended to the regulations for the said procedure. This information was of a legal nature including notably a summary from the legal department of the Suez group centralising the work of the operational managements concerning the risks linked to the transmission of contributions and to the exercise of their business;

–	we also obtained an analysis note from Gaz de France, in draft form, dated November 6, 2006, updated May 28, 2008, summarising the actions to be carried out with regard to its principal contracts and authorisations in the light of the change of control of Gaz de France.

For information, we mention that in the context of the work carried out during the second half of 2006, we reviewed the financial projections established by Gaz de France and Suez (including the Environnement division), bearing on the period between 2006 and 2012. The two groups confirmed that these projections, given their earlier date, could no longer be validly applied for the purposes of the new approach to the merger, and at end 2007 sent us new projections established during the first half of 2007.

2   Before adjustments for distributions in the intervening period, less the entire amount of the said distributions

Our principal diligences after establishment of the new approach to the transaction are described below:

–	we have taken cognisance of the draft merger prospectus to be submitted to the Financial Markets Authority (AMF), developed by the parties for the present transaction and appended to the reports of the boards of directors of both groups;

–	we have taken cognisance of the draft merger agreement and its appendices, submitted to the boards of directors of both groups for approval

–	we have reviewed the reference documents for 2007 lodged with the AMF by the Suez group on March 18, 2008 and registered by the AMF on May 15, 2008 for Gaz de France;

–	we have received the consolidated stand alone projections drawn up by Suez and Gaz de France, bearing on the period from 2007 to 2010, and the projections for the same period for the Environnement consolidated division of Suez. The projections developed by Suez have been approved by its Audit Committee and its Board of Directors on July 3, 2007 and July 4, 2007 respectively, while the projections developed by Gaz de France were drawn up as of July 23, 2007 following the decision of the Management Committee on June 20, 2007, and was transmitted to its Board of Directors on October 10, 2007;

–	during interviews with representatives of the operational managements of the two groups we have obtained additional information on the stand alone projections of Gaz de France and Suez, in particular as concerns the prospects for development of the principal business activities exercised by the two groups during 2007-2010;

–	during oral discussions with these representatives we also received assessments of the prospects for development of the principal business activities of the two groups beyond 2010;

–	we have reviewed the draft reports presented by the advisory banks of the two companies, which we received at end May 2008. We assured ourselves that the methods used had been applied correctly and the valuations correctly calculated and we reviewed the mechanisms of valuation employed and the financial parameters used;

–	we made contact with the financial institutions charged with the expression of a fairness opinion to the boards of directors of both groups. We have seen no reports from these financial institutions to the Boards of Directors of the two groups as to the fairness of the transaction;

–	we have had interviews with the independent expert appointed by the board of directors of Suez to provide a certificate of equity as regards the financial conditions of the transaction, in accordance with Articles 261-1 et seq. of the general regulations of the AMF. On June 3, 2008 we took cognizance of that version of his report delivered to the board of directors of Suez on June 4, 2008, assessing the present transaction;

–	we have carried out our own evaluation of the fairness of the transaction and its terms by testing a number of the assumptions or calculations of the advisory banks of both parties; we have worked from the basis of public documents, reports from the advisory banks of both parties, and exchanges with the financial departments of both groups and the Strategy Committee of Gaz de France throughout the transaction, and also from recent notes from a number of analysts;

–	we have ascertained that the auditors of the companies concerned had certified the company and consolidated results unreservedly for 2006 and 2007 of both companies. We have taken cognizance from both groups of the documents presented by the auditors to their respective Audit Committees at meetings concerning the consolidated accounts of Gaz de France and Suez as of December 31, 2006 and December 31, 2007. We have also received the letters of engagement of the auditors for both groups, and the letters of confirmation and their appendices requested by the auditors of both groups for the consolidated and company accounts ending December 31, 2006 and December 31, 2007;

–	furthermore, since the provisions of the Code of Ethics concerning the professional confidentiality of auditors resulting from the decree of November 16, 2005 no longer allow us to have access to their working dossiers, we have no knowledge of their work on the genuineness of the information published by the two groups in the documents concerning the merger;

–	we have taken cognisance of summaries of the internal audits carried out during 2006 and 2007 and presented to the Audit Committees of the two companies; we have also had sight of the minutes of the meetings of the boards of directors for 2006, 2007 and early 2008, and of the texts of the resolutions of the shareholders’ meetings for 2006 and 2007;

–	we have also received the draft shareholders’ pact for Suez Environnement Company;

–	we have received two letters of confirmation signed by each of the senior managers of the two companies covering the important points of the transaction which we have not been able to examine specifically or about which we have received no information for reasons of confidentiality; in particular we have obtained from both companies the assurance that no events subsequent to the closing of accounts on 31 December 2007 of which they are aware have significant impact on the values of their respective assets.

2.2.  Limits of our work

Nature of the task

Our task is to inform the shareholders of both companies about the proposed ratio of exchange. This cannot be likened to a due diligence review carried out for a lender or a purchaser and does not include all the elements necessary for an undertaking of that sort. Our report cannot be used in such a context.

Scope of our report

We also specify that our work of valuation with regard to this transaction is not strictly comparable to that of an independent expert. We have been more concerned to pronounce on the parity than on the real values of the two groups and in particular our report is not intended to express any opinion as to the real value of each segment of the two groups. Similarly, the merger being completed after distribution by Suez of 65% of the shares in Suez Environnement Company, our opinion on the parity of exchange cannot bear on the real value of Suez Environnement Company considered in isolation.

Limits of information available

We have had no direct contact with the auditors, and a fortiori, because of the rules of professional secrecy we have not been able to see their working papers.

We have not had access to the various due diligences carried out by the accounting, legal or financial departments of the Gaz de France group, nor to their conclusions and advice concerning the Suez Group, nor to the corresponding diligences carried out by the Suez Group and their conclusions with regard to Gaz de France.

We have only had a limited overview of the legal, accounting and financial documentation of the two groups. We specifically state that the following data were only communicated by word of mouth by Gaz de France and Suez during the phase of our work carried out in Q2 2008.

–	projections by segment of activity from both groups, using the breakdown historically used by the two groups for their financial communication;

–	certain elements of assessment and the sensitivity of this information beyond 2010 to assumptions concerning energy prices and macro-economic factors, such as the price of Brent or the euro/dollar parity, for example.

These projections have been discussed with the managements of Suez and Gaz de France and completed during oral exchanges but they have not resulted, as seen by their general character, in any in-depth analysis branch by branch, in particular as regards those elements judged to be strategic, nor to any of the simulations which we would have judged useful. In this context, we have not been able to validate the “bottom up” construction of these projections. As regards the Environnement division of Suez, the same limitation applies, both as regards analysis by sub-segment and as regards the levels of commentary and depth of simulations referring thereto.

The projections were developed during the first half of 2007 by the groups Gaz de France and Suez. They have not been updated since the publication of the half-yearly and annual results of the two groups.

We have nevertheless obtained an analysis of the variations for the years 2007 and 2008 between the projections and the realised figures at end December 2007 and the budget for 2008. We have had it confirmed that the differences observed do not throw doubt upon the projections issued regarding profitability and investments for the period 2009-2010.

Difficulty of a “stand-alone” assessment of the merger

This transaction was announced almost two and a half years ago, and has been deferred several times. Under these conditions, it is difficult and to some extent artificial to assess the parity between the two groups as if they were today totally independent:

–	the projections for 2007-2010 for each of the groups, approved by their respective management committees during 2007, were established on a “stand-alone” basis. However, one cannot totally ignore the fact that the strategic or tactical decisions taken by the two groups since February 2006 do not take much account of the merger. The intrinsic values are therefore dependent on this particular situation;

–	the approaches to valuation by market analysts in the first half of 2008 can “include” estimates of the expected synergies and the new presentation of the divisions of the future GDF SUEZ group. Similarly, the sales of Fluxys and SPE demanded from Suez and Gaz de France by the European Commission have not been realised as of the date of writing, and we have had confirmation that these sales are not built into the stand-alone projections submitted to our examination by the two companies for 2007-2010. Similarly with Distrigaz, whose sale in response to the requirements of the European Commission was subject to a firm and definitive agreement announced on May 29, 2008. However, market valuations of parity by certain analysts may include an anticipation of these sales.

2.3.  Methods used by the companies to estimate parity

2.3.1.  Rejected methods

The companies and their advisors have rejected the following criteria:

–	net book value of assets: the comparison of net book value of assets was not used because the value of companies in the energy sector is not generally correctly reflected by the historic value of their assets;

–	adjusted net assets: this method is best suited to companies with portfolios of holdings, which is not the case with structured energy groups;

–	comparable transactions method: valuation through comparable transactions is an approach that is usually suitable in the case of takeover transactions; but the merger of Suez and Gaz de France is a merger of equals;

–	discounting future dividends to present value: this method cannot be applied, since it depends on the future dividend policies of the companies;

–	ratio of net earnings per share to free cash flow per share. This approach, although relatively current in company merger transactions, appears not to be relevant insofar as (i) the comparison of net incomes is difficult because of the differences in financial structures of the two companies, and (ii) it results in valuing Gaz de France, Suez and the Environnement division on the basis of the same multiples.

2.3.2.  Selected methods

Assessment of parity between Gaz de France and Suez has been carried out using a multi-criteria approach based on methods usually used in such transactions.

–	analysis of the share prices of Gaz de France and Suez;

–	target prices (price objectives) published by financial analysts;

–	value per share based on applying multiples of comparable listed companies to consolidated financial totals of the two groups;

—	value per share using Discounted Cash-Flows on the basis of the consolidated financial projections for 2007-2010 received from Suez, from the Suez Environnement division and from Gaz de France.

In each of the above methods, the value of the Suez share used for weighing relative values was determined after adjustment to take account of pre-merger transactions, in particular the distribution to Suez shareholders other than Suez itself of 65% of the equity in Suez Environnement Company. The value per share of Suez is thus assessed through the various approaches on the basis of the value of Suez shareholders’ equity after deduction of 65% of the value of the shareholders’ equity of the Environnement division.

2.4.  Assessment by the merger auditors

2.4.1.  Rejected methods

We have no observation to make concerning the reasons for the rejection of certain methods by the companies and their advisors. Specifically, we have been able to verify on a sample of transactions between equals that no significant premium was observed, which in itself suffices to set aside the multiples of comparable transactions that show up this sort of premium.

2.4.2.  Selected methods

2.4.2.1.  General remarks

We draw attention to the fact that the multi-criteria approach submitted for our review tends to favour approaches based on stock market valuations. Given the relevance of the market prices of the two companies, both included in the CAC 40 index, and of the market’s awareness of the projected merger since February 2006, it seems to us altogether reasonable that these approaches should be considered the most suitable. Limitations of the other methods implemented include:

–	as regards an analogical approach, limits linked to the degree of comparability of the companies in the sample with the two groups concerned by the merger, in terms of the activities, financial structure, profitability, size and markets of the companies reviewed;

–	as regards discounted cash flows, the two groups have a limited projected horizon which leads to strong volatility of the results obtained by this method, given the very strong preponderance of the end value in the overall valuation.

As regards the choice of methods selected for the multi-criteria approach to valuation, we have no further comments.

2.4.2.2.  Remarks on the evaluation approaches selected by the two groups and their advisors

Market prices

This method enables a valuation of the two companies to be assessed from the point of view of the financial markets.

The generally accepted criteria for appreciating the relevance of the share price are the share float and the liquidity of the share, and to a lesser extent the degree of tracking by financial analysts.

Gaz de France and Suez are both traded in Eurolist Compartment A of Euronext Paris and are part of the CAC 40 index. They have share floats of around 19.8% and 75.45% respectively, and are traded regularly; the average rates of rotation of the float over 1 month as of May 30, 2008 were 0.79% for Gaz de France and 0.46% for Suez. These rates of rotation are comparable to the average rates observed for companies in the CAC 40.

This method, used by both groups and their advisors, is essential in the context of stock exchange transactions that involve two listed groups whose shares are liquid and tracked by financial analysts.

As of May 30, 2008 the price of Gaz de France shares and Suez shares stood at €43.79 and €47.90 respectively (after distribution of dividends by both companies).

We show below a graph illustrating the share price movements of the two companies since the initial announcement of the merger between the two groups on February 24, 2006:

Movement of share prices of Suez and Gaz de France since February 23, 2006

Since the announcement on September 3, 2007 of new terms and conditions for the merger of the two groups, we note that the share prices of Gaz de France and Suez have followed the same trend, as the financial markets have incorporated the prospective merger into their assessment of the values of the two companies. We observe that this appreciation of the prices of the two companies is principally explained by the publication of half yearly results on June 30, 2007 and annual results on December 31, 2007 that exceeded the consensus expectations of the analysts.

It should be added that the share prices of the two groups have out-performed the CAC 40 index over the period reviewed.

Over one year (from May 30, 2007), the progression of Suez shares has been +17.0% and of Gaz de France shares +20.4% whereas the CAC 40 index has fallen by −17.0%. This trend has also been observed for energy groups throughout Europe, since the Euro Stoxx Energy Utilities has advanced +2.5% in a year whereas the general Euro Stoxx 50 index fell by −15.5%.

The advisory banks of both groups have analysed stock exchange prices with the calculation of corresponding averages at 1 month, 3 months and 6 months on the two following dates: May 16, 2008 (date of finalisation of the work of the advisors to the two groups), and on August 28, 2007, date of the last published price not affected by rumours about the new conditions for the merger which were announced in a shared press release by both groups on September 3, 2007.

We also carried out an analysis on August 28, 2007 for the reasons given above, with an update when our work was finalised, on May 30, 2008. It should be emphasised that this last date is subsequent to the opinion rendered by the Gaz de France Central Workers’ Council on May 26, 2008.

We have assessed the price of the shares of the companies concerned, like the boards of both groups, by using averages covering short periods of 1 to 3 months and longer periods of up to 6 months, ending on May 30, 2008 and on August 28, 2007. These averages have been calculated after adjustment for dividends paid by Suez and Gaz de France on May 9, 2008 and May 22, 2008 respectively.

Target prices for analysts

The companies Gaz de France and Suez are tracked regularly by the research departments of financial institutions. This method is a forecasting approach since it incorporates the prospective movements of the price over the coming months and provides an indication of the anticipated valuations by financial analysts based on their assessments of the groups concerned.

This method of valuation is used by both groups and their advisors. It can be applied in the context of stock exchange transactions that involve two listed groups whose shares are liquid and tracked by numerous financial analysts.

We have assessed the target prices by examining financial analysts’ notes on Suez and Gaz de France, mostly issued by 11 financial institutions after the publication of the annual results as of December 31, 2007, on February 25 and February 27, 2008 respectively. We have only made use of work by analysts giving a price objective for the two entities (Gaz de France and Suez), and a valuation for Suez Environnement, not taking into account the effect of synergies linked to the merger that have been announced by the two groups.

On the basis of our own work, we have no other comment to make concerning this method.

Analogical method based on multiples from comparable companies

The method of multiples from comparable companies (stock exchange multiples) consists of valuing a company on the basis of multiples of totals observed in a sample of comparable listed companies operating in the same business sector.

There are no companies truly comparable to Gaz de France and Suez, given the absence of integrated companies covering all the segments of each of the two groups in the same proportions.

The sample of comparable companies used for Gaz de France consists of integrated European energy companies and actors present in the sector of regulated infrastructures and sales3. In order to incorporate the particular feature of Gaz de France concerning the importance of Exploration-Production activity, a specific sample was also used consisting of representative companies in this specific sector4. The relative value of Gaz de France is obtained, using this method, by weighting the multiples obtained for these two samples on the basis of the respective weights of the activities concerned in the EBITDA of the group.

As regards Suez, and given the prior distribution of 65% of Suez Environnement Company, the implementation of this method relies on a separate valuation of the energy and environmental activities on the basis of separate samples5.

Valuation was carried out from the EBITDA, using the definition that would be applied by the merged group, estimated for 2008 and 2009 according to the consolidated financial projections of the two groups. The EBITDA was rightly chosen by the two groups and their advisors, since it takes account of the differences in profitability of the two companies under review. The reference to multiples of total gross revenues and of operating income were quite rightly set aside. Effectively, the gross revenues multiple does not express the differences in profitability between companies and the operating income multiple is affected by the differences in amortization policies.

To calculate the multiples we used the market capitalisation of sample companies calculated on an average of prices over one month as of May 30, 2008.

It should be noted that no account was taken with regard to the Environnement division of Suez of the discount for illiquidity compared to the multiple obtained for Veolia, which is the listed company seems to us most comparable to the Environnement division of Suez. In fact the amount of this discount is difficult to determine and SEC is to be

3  The companies Centrica, EDF, E On, Enagas, Gas Natural, National Grid, RWE, and Snam Rete Gas
4  The companies Dana and Venture
5  Sample for the energy sector: EDF, EDP, E On, Fortum, Iberdrola, RWE, Scottish & Southern Energy (SSE), and Verbund; sample for the environment sector: Veolia and other companies examined but not included (Lassila & Tikanoja, Northambrian Water Group, Séché Environnement, Severn Trent, Shanks, and United Utilities.

brought to market at the outcome of the present operation. What is more, the leadership position of Veolia in this sector taken into account, which can be justified given the more diversified character of Veolia (transport and service activities in the energy sector), which make it somewhat less than a pure player in environment activities, in distinct contrast to Suez.

We have assessed the samples used for Suez and Gaz de France. On the basis of our own work, we have no comment to make about the implementation of this method.

Discounted cash flow method

As was mentioned above, the financial projections are global for each group.

The method based on discounted cash flows makes it possible to measure the increase in shareholder value through the cash flow generated by the company. The creation of value results from the difference between the profitability of the capital invested and the compensation required by the shareholders and creditors.

The value attributable to shareholders is obtained by subtracting the total of net financial debts and all other elements with a financial impact not taken into account in the discounted flows, from the value of the business. The financial flows are derived from the projections received from the companies. An exit value (or terminal value) is taken into account at the horizon for these projections.

The review of financial projections has given rise to the following observations on our part:

–	the limited horizon of the projections places an extremely important weight on the terminal value of the two companies and the Environnement division of Suez, making the model very sensitive to the financial parameters used, in particular the rate of continuing growth. It will be seen that the fact of prolonging the financial projections we have been shown by a few years does not significantly change the situation, which means that the value of the two groups is situated on a long-term horizon;

–	the two groups have used long-term convergent macro-economic assumptions whether for the price of Brent, electricity prices, or the euro/dollar exchange rate; however the convergence of these assumptions occurs in large measure beyond the financial projections 2007-2010 presented. Furthermore, we note that the business activities of Gaz de France are more sensitive to variations in the price of Brent, whereas those of Suez are more sensitive to variations in the price of electricity;

–	the projections examined include an important proportion of non-contributory investment at the far horizon of the projections;

–	under current conditions of strong volatility in energy prices, it is difficult for the two groups to estimate the results of their energy trading activities.

It should also be specified that:

–	The projections made by the two groups correspond to their best estimations of business prospects at the date they were established. These are by nature uncertain, their realisation remaining subject to the vagaries inherent in all projections;

–	the discount rates used, as also the projected commodity price movements, are conditioned by the market references at the date of the valuation, which could differ, sometimes significantly, from the projections used for that valuation.

We confirm that the relative values proposed for Suez, Gaz de France and the Environnement division of Suez using this method are not significantly thrown in doubt by our reviews. It should nevertheless be emphasised that the amount of investments and consequently the value of the net financial debt included in the financial projections of each group, are appreciably greater than the estimations of the majority of analysts.

Complementary methods employed by the merger auditors

We have also implemented complementary methods for assessing the relative values of the two groups. These methods consist of:

–	The discounted cash-flows method, according to the consolidated projections for 2007-2010 established by the Gaz de France and Suez groups, completed by an extension period 2010-2013 based on additional explanations of the forecast data, communicated by word of mouth by the two groups;

The relative values attributed to the entities concerned using this approach are superior to those obtained on the basis of projections for 2007-2010 alone. This difference is explained essentially by a smaller amount of non-contributory capital employed and by the start-up of projects in 2011-2013. We note however that the entities concerned progress generally in the same manner during this period, which has little impact on the parity.

Nevertheless in the implementation of the DCF method we prefer the results obtained on the basis of these extended projections.

–	Two approaches to valuation by segments of activity (Sum of the Parts approach):

One based on the valuation of each of the branches making up either group, through application of multiples of comparable listed companies to financial totals judged to be relevant.

This approach to an analogical valuation by business activity allows the various activities to be valued in the light of their specific characters. The valuation obtained relies on the valuation ratios observed in a sample of sufficiently comparable listed businesses. The samples used are relevant to each segment or division.

–	The other, a segment-based valuation using an intrinsic valuation of each branch by discounted available cash flows.

Its implementation is based on information received during our interviews, concerning the developments in each of the activities constituting the two groups, and assessments of trends beyond the projection horizons of the two groups, limited to 2010. This enables the different activities to be valued taking account of their specific characteristics and seems to us to be a useful complement to the intrinsic approach based on the consolidated projections of each of the groups for the horizon 2007-2010.

The construction of our own approach and the assumptions we adopted were discussed with the senior management of the two groups.

The results obtained from the approaches based on valuation by segment (multiples of comparables and intrinsic values) were only presented for information, given the sporadic information on which these methods rely.

2.4.3.  Comments on the relative values by the merger auditors

The groups Suez and Gaz de France did not wish to make a statement concerning the values of the different business segments nor on the relative values of their shares used to decide the exchange ratio in the context of the merger. This position has led us to present the result of our work purely in terms of parity.

Referring to our comments in paragraph 2.2 above, the assessment of relative values has been carried out on the basis of the global consolidated data of Suez, Gaz de France and the Environnement division of Suez.

The approaches to valuation have been conducted by adopting various assumptions about the economic or regulatory environments affecting the two groups.

The projections have been developed by the groups on a “stand alone” basis. By definition they therefore do not include the consequences of various commitments made by the Gaz de France and Suez groups to the European Commission or the Belgian government, which will be of no effect according to information provided by their managements, unless the merger goes though. Similarly, they do not include the short and medium term synergies expected as a result of the merger as presented by the two groups.

As mentioned above, we also assessed the value of each segment prior to the transaction, using publicly available information and discussions with the managements of companies in the various segments.

As regards the relative values obtained for each of the two groups, we would make the following comments:

a.  Gaz de France

The management of Gaz de France has confirmed that at this date there is nothing liable to throw doubt on the continued exclusive operation of the public network, as provided by the Act of April 8, 1946, and as assumed in the calculation of GDF projections, following the merger with Suez.

The client portfolio of Gaz de France includes a significant proportion of residential customers for whom rates are subject to a regulatory authority.

The Gaz de France projection takes into account a catch-up of the accumulated revenue losses linked to an insufficient revaluation of the price of gas (in administered rates).

The projection for Gaz de France takes account of the consequences for market share of opening the market, and on the same basis incorporates development of its market share for electricity customers.

The projections have been developed on the basis of the articles of association of the companies and groups concerned. We have been informed by them that the articles of association are not such as to affect the operational and financial implementation or the results of the new entity resulting from the merger.

The valuation of Gaz de France on the basis of its projection assumed a target debt ratio of around 33% (net financial debt/business value), based on companies in the sector, whereas in fact it is today less than that.

As regards the in-depth enquiries concerning the energy sector launched by the European Commission, Gaz de France informed us that on June 11, 2008 it received notification of complaints concerning the enquiry started in July 2007 with regard to the gas market in southern Germany, but had received no notification marking the opening of proceedings concerning the enquiry into the French market.

We have had it confirmed that Gaz de France was not able to make any pronouncement at that time about the possible impact of any complaints that had been or might be notified.

On the basis of the information available, analysis of the results of the work of the two groups carried out with their advisors and the work we have carried out ourselves do not lead us to question the relative value attributed to shares in Gaz de France.

b.  Suez

— Suez “energy” division

The Suez projection for the energy division takes into account a significant level of investments that do not contribute to growth over the forecasting horizon to end-2010. These investments are linked to announced objectives of significant increases in production capacities (with a horizon of 5 years). These investments have been reworked in the context of approaches to valuations.

As regards the in-depth enquiries concerning the energy sector launched by the European Commission, we have had it confirmed by Suez that the company has not as of this date received notification of the beginning of any proceedings.

The discharge of losses carried forward has been taken into account in the calculation of the tax burden for the projection presented.

Analysis of the results of the work of the advisory banks and the work we have conducted ourselves do not lead us to make any specific comment on the relative value attributed to Suez shares.

— Suez “environment” division

The information made available to the public in the context of this merger does not mention a value for the environment division of Suez (fully subsidiarised as Suez Environnement Company). The projected introduction of Suez Environnement Company will be carried out through the distribution by Suez of 65% of the equity of Suez

Environnement Company to Suez shareholders other than itself. The Suez/Gaz de France parity is therefore calculated with the inclusion within the Suez perimeter of the value of 35% of Suez Environnement Company.

In this regard, after the merger GDF SUEZ will remain Suez Environnement Company’s principal shareholder. With this in mind, we have approached the value of the Suez holding in Suez Environnement by applying the multi-criteria approach outlined in paragraph 2.3.2.

The work we have carried out does not bring in question the relative value of the environment division of Suez used for calculating the Suez/Gaz de France parity.

3.	ASSESSMENT OF THE FAIR CHARACTER OF THE EXCHANGE RATIO

3.1.  General remarks

This transaction has political and strategic aspects that are difficult to assess on a financial basis. We have nevertheless tried to identify the impact on the valuation of Suez shares of certain specific rights: the absence of either premium or discount, the loss of Suez as a takeover target, and the allocation of a special share to the French state.

3.1.1.  The absence of either premium or discount in this transaction

The transaction can be likened to a merger between equals and has been presented as such since the initial announcement at the end of February 2006 and during the announcement on September 3, 2007 of new conditions for the transaction. We have searched for the premiums or discounts resulting from mergers between equals in comparable transactions.

It is clearly seen that for these transactions, the premium or the discount by comparison with the 1 month average price of the target before the merger is negligible6. A “merger among equals”, by its nature generates no premium in favour of the shareholders in either party, unlike a takeover bid. This is also the reason we have assessed parity on the basis of a stand alone value, without synergies, for each of the two groups.

In the market’s approach to parity, no account is taken of the recent movements of Gaz de France shares, which came to the market in July 2005. In addition the share movement of GDF is not fundamentally different from that of a company that is largely held privately.

3.1.2.  Loss of potential of Suez shares as a takeover target

The equity of Suez is today widely held among the general public; this situation makes a takeover bid possible, which is a factor in the maintenance of share prices. The geography of the equity after the merger and the weight of the French state will make a takeover bid more difficult and may weigh on the price of GDF SUEZ shares after the merger. It is nevertheless true that the shares of many state-controlled companies have market movements that are not significantly different from those of companies with more open capital access.

6  For example, the following operations of significant size with a strict parity of 50%-50% in the management committees (and in exchange of securities only) show a premium or a discount on the one month average price of the target company of:

• (3.4%) for Alcatel-Lucent (2006);
• (0.9%) for Axalto-Gemplus (2005);
• 4.5% for Arcelor-Usinor (2002);
• (0.5%) for Glaxo-Smith Kline (2000);
• 0.9% for Lyonnaise des Eaux-Suez (1997).

3.1.3.  Allocation of a special share to the French state

The allocation of a special share to the French state will have multiple impacts on the value of the shares on the new group:

—	it affects the financial value of the voting rights of the GDF SUEZ shares once any strategic decision falls within the specific field of action of the French state[7]. The value of the right to vote has been the subject of so many doctrinal analyses that practical estimations in the context of transactions such as the regrouping of voting rights certificates and investment certificates, buybacks of preference shares or equity holdings. These show a limited discount;

—	on the contrary, these provisions may present advantages in the context of an energy group largely dependent for its supplies on foreign states and public undertakings. It must also be added that this influence by the state, which will certainly be strengthened at the outcome of this transaction, is currently characteristic of the energy sector in the majority of countries in mainland Europe;

—	by virtue of various European directives, network tariffs must be approved and published by the national regulators, with the public authorities maintaining a protective role vis-à-vis the residential customers. The presence of the French state in the equity may thus lead to a situation of conflicting interests between its role as tariff regulator and protector of the consumer, and the priority given to the value of its assets as principal shareholder of the newly merged group.

It should be remembered that the Belgian state holds a special share in each of three subsidiaries of the Suez group: Fluxys, Distrigaz and Synatom, which were attributed prior to the announcement of September 3, 2007 concerning the terms and conditions of the merger between Gaz de France and Suez, and independently of this operation.

3.1.4.  Treatment of sales required by the European Commission

The merger is to take place between the two groups operating within their current perimeters. Consequently we sought confirmation from the managements of the groups Gaz de France and Suez that at this date neither Gaz de France in France nor Suez, through Electrabel, in Belgium, had received any request from the European Commission to sell off assets in the absence of the present merger. As a result, the valuations attributed to each group are grounded in this context; they make no presumption as to what might be the eventual sale price of such an activity.

The two groups have also confirmed to us that none of the various commitments made to the European Commission nor to the Belgian government will affect the parity since the aforesaid commitments will only be valid insofar as the merger is completed. Nor are we in a position to assess the impact of these decisions, which both groups state will not alter the industrial plan of the transaction, neither in terms of future results nor in terms of eventual capital gains or losses.

3.1.5.  Impact of certain economic or technical parameters

The parity retained by the parties is strongly influenced by:

—	the value attributed to certain fundamental parameters of the price of energy: future movement of the price per barrel and per kWh, the dollar/euro exchange rate, market tariffs in a fully deregulated market, ratio of gas/coal prices, etc.

—	certain structural assumptions that exceed the duration of visibility of the market: renewal at term of long duration supply contracts, maintenance of the legislative framework applicable to gas distribution, regulatory uncertainty as to nuclear power stations in Belgium.

7  The special share to be held by the French state is provided for under decree n° 2007-1790 of 20 December 2007, in application of Article 24-1 of Act n° 2007-803 of 9 August 2004. It is intended to safeguard the essential interests of France in the energy sector with regards to the continuity and safety of energy supplies.

3.2.  Results obtained

3.2.1.  Exchange parities presented by the companies

The exchange ratio is the direct result of the weights of the relative values of the Suez and Gaz de France companies.

The parities presented by the companies according to the various approaches used are shown in the table below.

		Min	Max

Market prices as of May 16, 2008	Closing price	0.91	0.94
	1 month average	0.90	0.93
	3 month average	0.90	0.94
	6 month average	0.93	0.97
	Since the September 3, 2007 announcement	0.94	0.97

Market prices as of August 28, 2007	Closing price	0.92	0.96
	1 month average	0.92	0.96
	3 month average	0.93	0.97
	6 month average	0.94	0.97

Analysts’ price objective rate at May 16, 2008		0.91	1.02

Multiples of comparable listed companies		0.85	1.03

Discounted cash flow (DCF)		0.86	1.05

3.2.2.  Results obtained according to the merger auditors

As mentioned above, we have carried out our own reviews in order to assure the relative values of Suez and Gaz de France according to the methods presented by the two groups.

On the basis of our analysis, we have obtained the following results:

Parity - Merger Auditors		Min.	Median	Max.

Market prices at May 30, 2008	Closing price	0.93	0.95	0.96
	1 month average	0.91	0.93	0.94
	3 month average	0.90	0.92	0.93
	6 month average	0.93	0.94	0.96

Market prices at August 28, 2007	Closing price	0.92	0.94	0.96
	1 month average	0.92	0.94	0.96
	3 month average	0.92	0.94	0.96
	6 month average	0.93	0.95	0.97
Analysts’ price objective at May 16, 2008		0.91	0.96	1.01
Multiples of comparable listed companies		0.81	0.91	1.00
Discounted cash flows (DCF)		0.86	0.96	1.05
For information purposes
Sum of the parts multiples of comparable listed companies		0.88	0.98	1.08
Sum of the parts discounted cash flows		0.84	0.94	1.03

We have also assessed the sensitivity of the parity in the event of movements of Gaz de France shares and Suez shares in opposite directions, based on the values obtained from the Market Price method.

A rise of 2.5% in the Suez share price and a fall of the same amount in Gaz de France shares shows a parity between 0.96 and 1.00

A fall in the Suez share price of 2.5% and a rise of the same amount in Gaz de France shares shows a parity between 0.87 and 0.90

The results obtained shown by our work do not invalidate the parity of 21 Gaz de France shares for 22 Suez shares after distribution by Suez to its shareholders (other than Suez itself) of 65% of Suez Environnement Company, or approximately 0.9545 Gaz de France shares for one Suez share after distribution.

4.	CONCLUSION

We would like to recall that:

—	The value of the shares in Suez and Gaz de France depends on risk factors and the future prospects of the two groups. As the companies concerned emphasise in their Reference Documents and in the prospectus established for this merger, many factors may have a significant influence on the movement of share prices. This situation is inherent in the business activities of the companies concerned and in their environment;

—	We have not had access to detailed information on financial projections by segment.

However on the basis of the information available, our diligences have not revealed any elements that would lead us to question the parity selected.

In conclusion, we are of the opinion that the exchange ratio of 21 shares in Gaz de France for 22 shares in Suez after distribution by Suez to its shareholders (other than Suez itself) of 65% of Suez Environnement Company is fair.

In Paris, 11 June 2008,

Auditors for the Merger

/s/ Réné Ricol Réné RICOL	/s/ Dominique Ledouble Dominique LEDOUBLE	/s/ Vincent Baillot Vincent BAILLOT

ANNEX C: REPORT ON THE VALUE OF THE ASSETS TRANSFERRED

René Ricol 2, avenue Hoche 75008 Paris	Dominique Ledouble 99, boulevard Haussmann 75008 Paris	Vincent Baillot 7, rue du Parc de Clagny 78000 Versailles

GAZ DE FRANCE

Merger by absorption of the company SUEZ

-=-

Report of the merger auditors
on the value of the assets transferred

Merger-absorption of the company SUEZ by
the company GAZ DE FRANCE

Report of the merger auditors
on the value of the assets transferred

Ladies and Gentlemen,

To perform the mission entrusted to us by the President of the Commercial Court of Paris on May 30, 2006, regarding the merger via absorption of the company Suez by the company Gaz de France, we have prepared this report as required by Article L.225-147 of the Commercial Code with reference to Article L236-10 of this Code; we specify that our assessment of the payment of the contributions is the subject of a separate report.

The net assets contributed are specified in the draft merger agreement signed by representatives of the companies concerned on June 4, 2008. It is our responsibility to express a decision on whether the value of the contributions has or has not been overvalued. For this purpose, we have performed our duties in accordance with the professional standards of the Compagnie nationale des commissaires aux comptes (National Auditors Association) regarding the statements pertaining to this mission; these standards require the performance of examinations to assess the value of the contributions, to insure that they are not overvalued, and to verify that they correspond to at least the par value of the shares to be issued by the absorbing company, increased by the issue premium.

Our report is organized as follows:

1. Presentation of the transaction and description of the value of the contributions,

2. Examinations carried out, and assessment of the value of the contributions,

3. Conclusion.

At no time did we find ourselves in a position of conflict of interest, interdiction or forfeiture as specified by law.

No special advantage has been stipulated for this transaction, and we have not discovered any. The special rights given to the French State in the merged company are based on Article 24-1 of the Law of August 9, 2004, as amended.

1.	PRESENTATION OF THE TRANSACTION AND DESCRIPTION OF THE VALUE OF THE CONTRIBUTIONS

  1.1.  Companies concerned

(i)	Absorbing company

Gaz de France, which was initially created as an EPIC (Etablissement Public à Caractère Industriel et Commercial/Public Institution of an Industrial and Commercial Nature) on April 8, 1946, has been a limited company with a Board of Directors since November 20, 2004. The share capital of Gaz de France is currently €983,871,988, divided into 983,871,988 shares each with a par value of €1, all fully paid up and of the same class. The shares have been listed on the Euronext Paris market (Compartment A) since July 8, 2005. Gaz de France has not granted any A share subscription options. At the date the merger agreement was signed, the French State owned approximately 80% of the company’s capital.

According to its bylaws, the corporate purpose of Gaz de France is, “in France and abroad, to:

a)	prospect for, produce, process, import, export, purchase, transport, store, distribute, supply, and sell combustible gas as well as all other energy sources;

b)  trade gas and all other energy sources;

c)  supply services associated with the activities described above;

d)	carry out public service duties assigned to it by applicable legislation and regulations, particularly by Law no. 46-628 of April 8, 1946 on the nationalization of electricity and gas, Law no. 2003-8 of January 3,

2003, pertaining to the gas and electricity markets and public energy services, as well as Law no. 2004-803 of August 9, 2004, pertaining to public electricity and gas services and to electric and gas companies;

e)	participate directly or indirectly in all transactions or activities of any kind that may be related to one of the aforementioned purposes, or of a nature to facilitate the growth of the company’s business, including research and engineering activities, by creating new companies or businesses, by the contribution, subscription or purchase of securities or company rights, by taking interests or making equity investments, in any form whatsoever, in any business or company, currently existing or to be created, by merger, affiliation or any other means;

f)	create, acquire, rent, or lease-manage any equipment, buildings, business locations, or take out a lease on, install, or operate any businesses, business locations, factories, and workshops related to one of the aforementioned purposes;

g)	take over, acquire, operate or sell any techniques or patents pertaining to the activities related to one of the aforementioned purposes;

h)	and more generally carry out all operations and activities of any industrial, commercial, financial, movable or fixed properties nature, including services and research, pertaining directly or indirectly, in whole or in part, to any of the aforementioned purposes, or to any additional or related purposes as well as any measures that would facilitate growth of the company’s business.”

Its headquarters is located at 23 rue Philibert Delorme, 75017 Paris. It is registered in the Paris Trade and Companies Register under the number 542 107 651.

The Board of Directors consists of 18 members, 6 of whom are appointed by the State and 6 of whom are employees.

Gaz de France, a major player in the natural gas market, has a portfolio of diversified sources of supply and manages extensive transport and distribution networks.

Before this merger, the Group’s activities were organized in a complementary manner with two major businesses and six sectors, excluding financial holding companies:

—	Energy Supply and Services, including the Exploration-Production sectors (also know as “Upstream”) and Energy and Services Purchase-Sales;

—	infrastructure, including the Transport-Storage France, Distribution France and Transport Distribution International sectors.

(ii)	The absorbed company

Suez is a limited company with a Board of Directors with share capital of €2,617,883,906, divided into 1,308,941,953 shares, each of €2 par value, all fully paid up and of the same class. They are listed on the Euronext Paris market (Compartment A), and the Euronext Brussels market, and are officially listed on the Luxembourg and Swiss (SWX Swiss Exchange) stock exchanges, and have an American Depositary Shares program.

On January 16, 2008, approximately 76% of the capital is publicly owned. The largest shareholder is the Bruxelles Lambert Group, which owns on January 16, 2008, 9.3% of the capital and 14.1% of the voting rights.

In addition, on the date the merger agreement was signed, Suez:

—	held 2.73% of its own shares;

—	had granted Suez subscription and purchase options;

—	has also allocated existing bonus shares based on Article L 225-197-1 of the Commercial Code.

The total number of Suez shares that could be created following the exercise of share subscription options totals 39,101,997 shares.

According to its bylaws, the corporate purpose of Suez is, “the management and development of its existing and future assets, in all countries by all means, and particularly:

a)	the acquisition, purchase, lease and operation of all concessions and businesses related to the provision of drinking and industrial water to cities, the removal and purification of waste water, drying and sanitation activities, irrigation and the construction of all types of transport, protective and water storage facilities;

b)	the acquisition, purchase, lease and operation of all sales and service activities for governments and individuals in urban planning and environmental management;

c)	analysis, establishment and execution of all projects and public or private works on behalf of any governments or individuals; the preparation and signing of all agreements, contracts and treaties related to the execution of these projects and works;

d)	making any investments through subscription, purchase, contribution, exchange or by any other means, of shares, investment interests, bonds and any other company securities currently existing or to be created;

e)	the acquisition, purchase, sale, concession and operation of any invention patents, patent licenses and processes;

f)	and, more generally, all industrial, commercial, financial, movable or fixed property operations that may be directly or indirectly related to the company’s purpose or of a nature to facilitate and enhance the company’s business.”

Its headquarters is located in Paris (75008), at 16, rue de la Ville l’Evêque. It is registered in the Paris Trade and Company register under number 542 062 559.

Suez is a major player in the management of public utility services in electricity, gas, energy services, water and waste services, in Europe and throughout the world. Its customers include governments, businesses and individuals.

The Group’s activities are organized into two areas of business:

—	Suez Energie includes the Suez Energie Europe, Suez Energie International and Suez Energie Services segments;

—	Suez Environnement.

(iii)	Relations between the companies

At the date the merger plan was signed:

—	Gaz de France directly held 8,049,212 Suez shares with a par value of €2, representing 0.615% of the capital based on the 1,308,941,953 shares existing at the date hereof and 0.539% of Suez voting rights based on the 1,491,841,800 voting rights on June 2, 2008. Gaz de France undertakes not to acquire or sell additional Suez shares between the date hereof and the Merger Completion Date;

—	Suez indirectly holds indirectly 9,800,000 Gaz de France shares of €1 par value, representing 0.996% of the capital and voting rights of Gaz de France, based on the existing 983,871,988 shares and voting rights. Suez undertakes not to acquire Gaz de France shares between the date hereof and the Merger Completion Date.

(iv)	Directors in common

At the date that the merger project was signed, the companies party to it had no directors in common.

1.2.  Framework and goal of the transaction

The Boards of Directors of Gaz de France and Suez resolved that they were in favor of the merger plan and made a public announcement in the month of February 2006. New terms for the merger plan were announced in a joint press release by both companies on September 3, 2007.

As mentioned in the draft merger agreement, the projected transaction is taking place against a backdrop of profound, accelerating changes in the European energy industry. To reduce their exposure to the risks related to developments in the energy sector and to insure their long term competitiveness in the market, the companies’ current strategy consists primarily of:

—	growing in both the gas and electricity sectors by relying on a portfolio of recurring (infrastructural) and competitive business, while complying with the mandate for separate management of these activities as provided by the community and national legal frameworks;

—	optimizing their supply sources: in electricity by implementing diversified production and sourcing methods; in gas by developing an exploration-production business and signing long term contracts with geographically diversified producers;

—	investing in liquefied natural gas to achieve greater flexibility and continuing to diversify the portfolio of resources while pursuing participation in the development of transport and/or LNG infrastructure in Europe.

The merger of the two companies will create a world leader in energy that will have strong roots in France and Belgium. This major industrial transaction is based on a coherent, joint industrial and corporate plan. It will facilitate the growth of the two groups based on the issues described above.

More specifically, the industrial logic of the transaction is based on four major themes:

—	achieving global scale in gas markets to optimize sources of supply;

—	powerful geographic and industrial complementarity to strengthen and broaden the competitive product range in European energy markets;

—	a well balanced market position in businesses and regions that are subject to different business cycles;

—	a strengthened investment policy to achieve a favorable market position to confront sector challenges.

The new group will rely upon its strong positions in the domestic French and Belgian markets and will have the financial and human resources required to generate accelerated growth in both its domestic and international markets.

Suez and Gaz de France believe that the merger will produce two major types of synergies and gains in efficiency:

—	economies of scale and cost reductions, particularly in supplies (energy, as well as non-energy purchases) and operating costs (rationalization of structures and shared use of networks and services; and

—	additional benefits that can be exploited through an improved product offering (complementary brands, broader marketing coverage) and an efficient investment program (rationalization and acceleration of development programs, potential of additional growth in new geographic markets).

Some of these gains in efficiency will appear in the short term, but others will require phasing in over time with the implementation of shared platforms and complete optimization of the new organization’s operating methods and structures.

1.3.  Transactions prior to the merger

The merger will be preceded by the following transactions:

Concerning the Suez Group

Under the terms of the plan announced on September 3, 2007, by Suez and Gaz de France, the merger of these two groups will be accompanied by the distribution by Suez to its shareholders (other than itself) of 65% of the shares composing the capital of Suez Environnement Company, followed, after completion of the merger between Gaz de France and Suez , by the listing of these shares for trading on the regulated markets of Euronext Paris and Euronext Brussels.

Within this framework, and in order to combine the activities of the environmental sector of Suez into Suez Environnement Company, various prior internal reorganization measures will be taken within the Suez Group, so that initially all the shares of the company Suez Environnement, the lead company in this sector, will be owned directly by Suez; then, at a later time, these shares would be contributed to a dedicated company, Suez Environnement Company, which currently has no business activities and will eventually be listed.

These prior internal transactions before the completion of the merger include:

—	absorption of the company Rivolam by Suez by means of a simplified merger; Rivolam is a company wholly owned by Suez, whose net assets consist almost exclusively of its 99.4% equity investment in the capital of the company Suez Environnement;

—	the contribution by Suez, in the form of a contribution of the assets subject to the legal regulations for spin-offs, of 100% of the shares composing the capital of Suez Environnement for the benefit of the company Suez Environnement Company.

Suez Environnement Company will thus become a holding company at the head of all the operating entities currently composing the environmental business of the Suez Group.

This contribution of shares will be followed by Suez’ distribution to its shareholders (other than Suez itself) of a portion of these new shares, representing 65% of the shares composing the capital of its subsidiary Suez Environnement Company after the contribution.

After completion of this merger between Suez and Gaz de France, the shares of the company Suez Environnement Company will be listed for trading on the Euronext Paris and Euronext Brussels markets, which will allow Suez Environnement Company to benefit from increased visibility commensurate with its standing and goals, through direct access to financial markets

The new GDF SUEZ Group resulting from this merger will hold 35% of the capital of Suez Environnement Company on a consistent basis. In addition, it will participate in a shareholders’ agreement with various current major Suez shareholders, future large shareholders of Suez Environnement Company, who would hold approximately 47% of the capital of Suez Environnement Company (based on Suez shareholdings on April, 30, 2008. This agreement will be designed to assure the stability of Suez Environnement Company’s shareholders and its control by GDF SUEZ. It was signed on June 5, 2008 between Suez, Caisse des Dépôts et Consignations, Sofina, Areva, CNP Assurances, Groupe Bruxelles Lambert and Suez Environnement Company and will become effective following the completion of the transaction.

Therefore, the investment held by GDF SUEZ in Suez Environnement Company will be fully consolidated in the statements of the new GDF SUEZ Group resulting from this merger. This investment will facilitate the pursuit of the Environment sector’s dynamic growth strategy.

The distribution of Suez Environnement Company shares will be recorded, subject to the provisions of Article 115-2 of the General Tax Code, by posting it to the item “Issue Premium” in the liabilities of Suez’s balance sheet.

In letters dated June 3, 2008, the French General Tax Authority agreed in principle — contingent on the fulfillment of certain conditions — to grant the authorization and authorization follow-up decisions requested for the purpose of submitting the contribution-distribution to the preferential treatment set out in Articles 210 B and 115-2 of the French General Tax Code, and allowing, in the context of the merger hereunder, the irrevocable application and benefit of this preferential tax treatment.

The Suez option and bonus share plans will be adjusted to reflect this distribution as well as the merger, in accordance with the law and the regulations of the various plans.

The absorption of Rivolam, the contribution of Suez Environnement to Suez Environnement Company, and the subsequent distribution of shares of the latter will be subject to the approval of Suez’s Shareholders’ Meeting, which will also be convened to approve the merger and will have to have occurred prior to the merger’s completion.

1.4.  Regulations for the transaction, conditions precedent

Regulations for the transaction are as follows:

—	with regard to law concerning companies, the transaction consists of a merger subject to the provisions of Articles L. 236-10 et seq. of the Commercial Code.

—	From a tax perspective, the transaction is subject to the favorable treatment described in Articles 210 A and 816 of the General Tax Code, in the areas of corporate income tax and registration rights respectively.

—	the transaction will be completed at zero hour on the day that the SEC shares are listed for trading on the Euronext Paris market as indicated in the notice by Euronext Paris; in any case, the transaction will be considered to have effect retroactively to January 1, 2008, for accounting and tax purposes, so that all transactions that occurred for the absorbed company after that date will affect the assets and the liabilities of the absorbing company.

This merger is subject to the following conditions precedent:

—	approval by the Suez Shareholders’ Meeting and completion of the merger by absorption of the company Rivolam;

—	approval by the General Shareholders’ Meetings of Suez and of Suez Environnement Company and completion of the contribution of Suez Environnement shares to Suez Environnement Company;

—	approval by the Suez General Shareholders’ Meeting and completion of the distribution of 65% of the shares of Suez Environnement Company;

—	signature of a shareholders’ agreement concerning Suez Environnement Company;

—	decision by Euronext Paris authorizing the listing of Suez Environnement Company shares on the Euronext Paris market;

—	approval by the Suez Combined General Shareholders’ Meeting of the draft merger agreement, particularly the dissolution without liquidation of Suez resulting therefrom;

—	approval by the Gaz de France Extraordinary General Shareholders’ Meeting of the draft merger agreement and the related capital increase, as stipulated in the merger agreement;

—	approval by the Gaz de France Extraordinary General Shareholders’ Meeting of the assumption of the obligations of Suez related to share subscription and purchase options and bonus shares, as well as the elimination of the corresponding preferential subscription rights, if applicable;

—	effectiveness of the decree of the Minister of the Economy, Industry and Employment establishing the conditions of the transaction (setting the parity and assumption of option plans), made based on the appropriate opinion from the Commission des participations et des transferts (Holdings and Transfers Committee);

—	publication of the objectives of the industrial, commercial and financial cooperation agreement between Gaz de France and Suez.

1.5.  Description and determination of contributed net assets

The terms and conditions of the merger agreement were established by Gaz de France and Suez on the basis of their financial statements ending 31 December 2007, both of which had reports by their auditors, and were approved by their respective shareholders’ meetings on May 19, 2008 and May 6, 2008.

(i)	Contributed Net Assets

The items of the contributed net assets, with the customary express and implied warranties, are all the assets and liabilities, property, rights and obligations as they shall stand on the date of the transaction.

Pursuant to Regulation No. 2004-01 of May 4, 2004 of the Accounting Regulations’ Committee for the accounting treatment of mergers and transactions classified as mergers, the merger by absorption of Suez by Gaz de France is undertaken on the basis of the net book value of the assets and liabilities contributed by Suez. The list below is merely informational and is not limited to said items: the merger constitutes a universal transfer of assets and liabilities and all the assets and liabilities (including off-balance sheet commitments and sureties relating thereto) shall be transferred to Gaz de France in the state they are in on the date of the merger.

The assets contributed by Suez on the basis of the merger include all the company’s assets a non-limited list of which is given below on the basis of the Suez financial statements at 31 December 2007:

	Gross Value	Amort. prov.	Net Value
In Euros

Intangible assets	34,071,695	18,320,983	15,750,712
Tangible assets	13,162,584	8,596,409	4,566,175
Financial assets	39,656,909,330	2,751,763,839	36,905,145,491
Equity securities	38,203,586,120	2,509,397,987	33,694,188,133
Long-term investments	1,204,180,261	396,800	1,203,783,461
Receivables related to long-term investments	240,716,265	240,713,686	2,579
Other financial assets	8,426,684	1,255,365	7,171,319
Current Assets	777,736,888	12,616,492	765,120,396
Asset adjustment accounts and consolidation difference	46,415,236	0	46,415,236

Total at 12/31/2007 of contributed Suez assets	40,528,295,733	2,791,297,723	37,736,998,010

The contribution/merger of Suez is granted and accepted on the basis that Gaz de France shall bear all the liabilities of this company, in settlement of the company taken over, that is, on the basis of Suez’ financial statement at 31 December 2007, with the following main items :

In Euros

Provisions for risks and expenses	249,685,167
Financial debts	499,625,668
Operating debts	145,444,149
Miscellaneous debts	4,572,634
Adjustments and consolidation difference	44,504,054

Total at 12/31/2007 of liabilities taken over	943,831,672

Some number of internal reassignments at Suez will take place to the benefit of Suez Environment and its subsidiaries prior to merger. Transactions undertaken by Suez after 31 December 2007 shall be recorded in the accounts of Gaz de France on the basis of interim transactions undertaken by Suez.

a)	Simplified merger by absorption of Rivolam by Suez

Prior to the merger by absorption of Suez by Gaz de France, Suez shall take over by means of simplified merger its wholly-owned subsidiary Rivolam. All Rivolam assets, comprised almost exclusively of Suez Environment Assets and Rivolam liabilities shall be transferred to Suez immediately before the Suez-Gaz de France merger. This simplified merger shall be undertaken at net book value and shall take effect retroactively to the tax and accounting plans at 1 January 2008.

This transaction shall be recorded in the books of Gaz de France on the basis of Suez interim period transactions. This undertaking shall have no effect on Suez’ equity. The negative amount (mali technique) arising from the difference in the value of the net assets contributed by Rivolam and the final value of the Rivolam shares entered in the Suez books, i.e., €714, 957, 952 shall be recorded under intangible assets in the Gaz de France books as part of the restatement of the interim period transactions.

b)	Suez contribution to Suez Environnement Company of its entire equity stake in Suez Environment and distribution of 65% of Suez Environnement Company by Suez to its shareholders (other than Suez shareholders).

Following the merger by absorption of Rivolam, Suez shall contribute the entirety of its equity stake in Suez Environment to the Suez Environnement Company by means of contribution governed by the spin-off regime. The transaction shall be undertaken at net book value and be retroactive to the accounting and tax plan at January 1, 2008.

This transaction shall be recorded in the books of Gaz de France on the basis of Suez interim period transactions. This undertaking shall have no effect on Suez’ equity given that the transaction is a net book value transaction. Indeed, the Suez Environnement Company shares handed over in exchange for the contribution of Suez Environnement Shares shall be recorded at the same value as the value of the Suez Environnement shares in the Suez books, with the negative amount (mali technique) arising on the basis of the merger by absorption of Rivolam by Suez being kept on the Suez books.

Immediately following the contribution and prior to the Suez-Gaz de France merger, a portion of the Suez Environnement Company’s shares issued in payment for the contribution, representing 65% of the equity of the Suez Environnement Company at the date of the distribution shall be distributed by Suez to its shareholders (other than itself) pro rata to their equity stake in Suez.

Contingent on the issuance of the tax authorizations requested for the purpose of submitting the aforementioned contribution and distribution to the preferential treatment set out in Articles 210 B and 115-2 of the French General Tax Code, which was approved in principle by the French General Tax Authority in letters dated June 3, 2008, the distribution planned in this manner shall reduce the net asset contribution by Suez by the portion of the book value recorded in the Suez books for the shares of Suez Environnement Company distributed in this manner and the portion of the negative amount (mali technique) relating to said shares.

c)	Miscellaneous

Equity increases undertaken after January 1, 2008 must also be taken into account as should the treasury shares or dividend distributions on the basis of fiscal 2007.

The contributed net assets are thus itemized as follows:

In Euros

Suez Assets transferred at 31 December 2007	37,736,998,010
Liabilities to be borne as of 31 December 2007	(943,831,672)

Net assets contributed before adjustment	36,793,166,338

Price of capital increases undertaken since January 1, 2008	47,810,633
Book value of Suez treasury shares after 31 December 2007	(1,456,840,674)
Dividends distributed by Suez on the basis of fiscal 2007	(1,728,994,451)
Distribution of Suez Environnement Company shares (plus the portion of the negative amount of the Suez Environnement Company shares distributed) that will be allocated to Suez shareholder before the merger	(4,467,539,790)

Net Assets Contributed	29,187,602,056

1.6.  Consideration of contributions

The basis of the merger parity offered to Suez and de Gaz de France shareholders is 21 Gaz de France shares for 22 Suez shares.

Pursuant to Article L.236-3 of the Commercial Code, there will no exchange of i) Suez treasury shares or ii) Suez shares owned by Gaz de France. On the date the merger agreement is signed, Suez owns 35, 724, 397 treasury shares and Gaz de France owns 8, 049, 212 Suez shares.

As a result, by applying the aforementioned ratio, 1, 207, 660, 692 new Gaz de France shares with a par value of €1 each, fully paid up, will be created by Gaz de France on the basis of increasing its equity by €1,207,660,692.

The newly created shares will be allocated to the stockholders of the 1, 265, 168, 344 shares of Suez equity at the date of these presents, proportionally to their equity interest, minus the 35, 724, 397 Suez treasury shares and the 8, 049, 212 Suez shares owned by Gaz de France. The Suez program for buying back its own shares was suspended on May 28, 2008 at market close and the exercise of Suez warrants was suspended on May 22, 2008 at market close.

Gaz de France equity will thereby increase from €983, 871, 988 to €2,191,532,680.

Merger Premium

Subject to possible adjustments the principle for which is determined by the merger agreement, the merger premium is the difference between:

—	the amount of the portion (excluding treasury shares) of net assets contributed by Suez (that corresponds to the shares not owned by Gaz de France)[1]

€28,963,905, 475

—	and the amount of the capital increase to be allocated to shareholders other than Suez €1,207,660, 692

That is	€27,756,244,783

It could receive the entire allocation pursuant to current principles in force, decided by the shareholders’ meeting. By express agreement, it is hereby noted that a proposal will be submitted to Gaz de France shareholders at an extraordinary meeting convened for purposes of approving the merger plan to authorize the Board of Directors to proceed with withholding any amount from the merger premium with a view to (i) reconstituting, in the liabilities of the company, the regulated reserves and provisions that exist on the Suez balance sheet ii) impute all expenses, fees, royalties and taxes committed or due as part of the merger transaction iii) to withhold from said merger premium the amounts required for fully funding the legal reserves iv) and cancel the distribution received by Gaz de France from Suez during the interim period (between the date of effect and the date of the merger).

Merger Loss (loss on cancelled shares)

The cancellation of Suez shares owned by Gaz de France will give rise to a merger loss of €32, 385, 223 Euros determined as follows:

The amount of the portion (excluding treasury shares) of net assets contributed by Suez through the merger (that corresponds to the shares owned by Gaz de France) is	€223,696,581
The net book value of the Suez shares owned by Gaz de France is	€256,081,804
The difference represents the merger loss, which is:	€32,385,223

This merger loss shall be, given its nature, recorded as an asset on the Gaz de France balance sheet under intangible assets. It will, furthermore, be allocated to the various assets contributed in a non-accounting manner, with any later sale of any one of these assets normally giving rise to a write-back to income of the portion of the merger loss allocated to it.

1  Before restatements for distributions of the interim period, minus the entirety of said distributions.

2.	PROCEDURES UNDERTAKEN AND SCOPE OF OUR WORK

2.1.  Procedures undertaken

We have undertaken the procedures that we deemed necessary pursuant to the professional doctrine of the Compagnie Nationale des Commissaires aux Comptes (National Auditors Association) that apply to this type of mission, for purposes of:

—	reviewing the reality of the contributed assets and the completeness of the liabilities transferred;

—	analyzing the individual values proposed in the merger agreement;

—	reviewing the value of the contributions overall and to assure ourselves that the events that occurred during the period of retroactivity would not be likely to jeopardize the values retained.

Specifically:

—	we met with members of management of Suez and Gaz de France as well as their respective advisors who presented to us the general economic picture of the transact ion;

—	we learned of the merger prospectus to be submitted for approval to the AMF, drawn up by the parties during this transaction and appended to the reports of the Board of Directors of each of the two groups;

—	we learned of the merger project and its appendices that are to be submitted to the Board of Directors of both groups for their approval;

—	we assured ourselves that the auditors had certified without reservations the financial statements and consolidated financial statements of Suez for fiscal 2007;

—	we learned of documents presented by the auditors, to Suez’ audit committee on February 25, 2008 on the basis of consolidated financial statements at 31 December 2007;

—	we received communications of mission letters from the auditors and letters of affirmation and the appendices thereof obtained by the latter from Suez Management on the basis of financial statements and consolidated financial statements for fiscal 2007;

—	we learned of the summaries of the internal audit work undertaken during fiscal 2006 and 2007, and presented to Suez’ Audit Committee;

—	we examined the information of a public nature of the Suez group covering more particularly the document of reference for fiscal 2007, the press releases for 2007 and early 2008 and the publication of Sales at 31 March 2008;

—	Beyond this publicly available information, our procedures focused on:

•	analyzing information in the minutes of the Suez Board Meetings for 2007 and early 2008;

•	reviewing a memo from the Suez’ legal department centralizing the work of the operational units with regard to unexpected situations and risks relating to the merger and the actions to be undertaken;

•	examining the ownership of the main equity shares owned directly and indirectly by Suez;

—	we received an affirmation letter signed by Suez directors regarding major points in the merger which we did not specifically examine or about which we received no communication for reasons of confidentiality; in particular, we obtained the assurance that the events coming after the year-end closing at 31 December 2007 and brought to our attention do not jeopardize in a significant manner the value of the Suez company’s assets;

—	we relied on the work we had performed to arrive at our assessment of the consideration of contributions. A description of these procedures is given in our report on the consideration of contributions.

2.2.  Scope of our work

Our mission aimed to enlighten the shareholders of the Gaz de France company on the nature of the contributions of the Suez company, the assessment methods used, and our assessment of it. It should not be understood as a due diligence mission undertaken by a lender or acquirer and it does not contain all the work required for that type of mission. Our report may therefore not be used in those circumstances.

We had no direct contact with the auditors and, a fortiori, given the rules governing professional secrecy, we were not in a position to learn of their working files.

We did not have access to the various tasks or conclusions drawn from the accounting, legal and financial due diligence undertaken by the Gaz de France group and its advisors on the Suez group.

We consulted the legal, accounting and financial documentation of the Suez group only once, given the concern for confidentiality expressed by the parties to the merger. We point out that the following data was only communicated to us verbally by group Suez during the phase of our work performed in the second quarter of 2008.

This forward-looking data was discussed with the management of the Suez and Gaz de France companies and completed during verbal exchanges with the latter but did not give rise, due to their general nature, to an in-depth review by business unit, in particular, with regard to elements thought to be strategic, or to all the simulations we might have thought to be useful. In these circumstances, we were not able to build a bottom-up picture of these projections. Regarding Suez’ Environment unit, the same limitation described above for Suez and Gaz de France applies to the sub-segment analysis and the level of comments and simulations relating thereto.

The projections were drawn up during the first quarter of 2007 by the Gaz de France and Suez groups. They have not been updated following publication of quarterly and annual earnings of the two groups. We did, however, obtain an analysis of the gap between 2007 and 2008 projections and the 2007 actuals achieved at the end of December 2007 and the 2008 budget. It was confirmed to us that the differences we observed do not jeopardize the projections communicated in terms of profitability and capital expenditure for the 2009-2010 period.

3.	ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

3.1 Methodology for valuation of the contributions

Pursuant to Regulation No. 2004-01 of May 4, 2004 of the Accounting Regulations’ Committee for the accounting treatment of mergers and transactions classified as mergers, the merger by absorption of Suez by Gaz de France is undertaken on the basis of the book value of the assets and liabilities transferred by Suez. Indeed, this transaction between Gaz de France and Suez which are entities under different control according to the meaning of said regulation is from an accounting standpoint a “reverse” merger since the present shareholders of the Suez company being absorbed (outside Suez) will have control of the new GDF SUEZ entity that is to come out of the merger as they will own more than half the post-merger equity.

The methodology used for valuation of the contributions calls for no particular comment by us.

3.2 Assessment of the individual values contributed

The assets and liabilities contributed are the ones in the financial statements of the Suez company at 31 December 2007. The statements were certified without reservation by the auditors on March 17, 2008. They were approved at the Suez shareholders’ meeting of May 6, 2008.

The net assets contributed are mainly composed of equity shares, mostly, the shares owned in the Suez Electrabel companies that bring together the units under the Suez Energie and Suez Environment after the prior merger by absorption of Rivolam by Suez with retroactive effect to January 1, 2008.

We assessed the contribution values of the significant equity stakes by allocating to them the portion of valuation of the business unit we thought pertinent, such as arising from our work on the exchange parity. Our analyses led us to conclude that the ranges of the values of the significant equity stakes of Suez are higher than the contribution values.

3.3 Direct approach to the value of the contributions considered overall

We assessed the value of the contributed net assets based on an overall approach to the valuation of Suez. With this objective, we also relied on our work on the exchange parity. Our analyses and conclusions corroborate that the overall value of the contribution is greater than the net assets contributed.

To date, we have found no significant fact or event that might jeopardize the value of the net assets contributed and no such fact or event has been pointed out to us by Suez.

4.	CONCLUSION

Upon the conclusion of our work, we are of the opinion that the value of the contributions — after distribution by Suez to its shareholders (itself not included) of 65% of Suez Environnement Company of €29,187,602,056, is not overvalued, and, as a result, that the net assets contributed are at least equal to the amount of the capital increase of the absorbing company, plus the issue premium.

Paris, June 11, 2008

Merger Auditors

/s/ Réné Ricol Réné Ricol	/s/ Dominique Ledouble Dominique Ledouble	/s/ Vincent Baillot Vincent Baillot

Auditors,

Members of the Compagnies régionales de Paris et Versailles

ANNEX D: FAIRNESS OPINION OF GOLDMAN SACHS INTERNATIONAL TO THE BOARD OF DIRECTORS OF GAZ DE FRANCE

PERSONAL AND CONFIDENTIAL

June 5, 2008

Board of Directors
Gaz de France S.A.
23, rue Philibert Delorme
75017 Paris
FRANCE

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Gaz de France S.A. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 21 ordinary shares, €1.00 nominal value per share (the “Company Shares”), of the Company, to be issued in exchange for 22 ordinary shares, €2 nominal value per share (the “Suez Shares”), of Suez S.A. (“Suez”) pursuant to the Merger Agreement, dated as of June 5, 2008 (the “Agreement”), by and between the Company and Suez. The Agreement contemplates an internal reorganization of Suez to consolidate its environment activities under Suez Environnement Company (“Suez Environnement”) and the pro rata distribution by Suez to its shareholders of 65% of the outstanding ordinary shares of Suez Environnement immediately prior to the consummation of the merger contemplated by the Agreement (the “Transaction”).

Goldman Sachs International and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs International and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Suez, Groupe Bruxelles Lambert, the principal shareholder of Suez (“GBL”), and any of their respective affiliates and affiliates of the Republic of France (the “French State”), the Company’s principal shareholder, or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. We have been engaged by the Company to undertake a study to enable us to render our opinion as to the fairness from a financial point of view of the Exchange Ratio pursuant to the Agreement and have not acted as financial advisor to the Company in connection with the Transaction. We expect to receive a fee for our services in connection with the Transaction, which is payable upon the registration by the Autorité des marchés financiers (the “AMF”) of the French disclosure document (“document E”) for the Merger, and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided and are currently providing certain investment banking and other financial advisory services to the Company and its affiliates. We have also provided and are currently providing certain investment banking and other financial services to the French State and its affiliates, including having acted as a global coordinator and joint bookrunner with respect to the sale by the French State of ordinary shares in France Telecom S.A. representing approximately 6.2% of its outstanding ordinary share capital in June 2005; as financial advisor to the French State in connection with its sale of its majority shareholding interests in each of Autoroutes Paris Rhin Rhône, Autoroutes du Sud de la France and Sanef announced in December 2005; as joint bookrunner with respect to the sale by the French State of ordinary shares in France Telecom S.A. representing approximately 5.0% of its outstanding share capital in June 2007; and as joint bookrunner with respect to the sale by the French State of ordinary shares in Electricité de France S.A. representing approximately 2.5% of its outstanding ordinary share capital in December 2007. We have provided and are currently providing certain investment banking and other financial advisory services to Suez and its affiliates, including having acted as underwriter with respect to the sale by Suez of shares of Fortis representing approximately 1.1% of its outstanding shares in March 2005; as financial advisor to Electrabel S.A., a subsidiary of Suez (“Electrabel”), in connection with the tender offer by Suez to acquire the outstanding ordinary shares of Electrabel it did not already own in August 2005; and as financial advisor to Electrabel in connection with its acquisition of

Suez-Tractebel S.A., a fully-owned subsidiary of Suez, in July 2007. We have provided certain investment banking and other financial advisory services to GBL and its affiliates from time to time, including having acted as financial advisor to GBL in connection with the sale of shares in Bertelsmann AG representing approximately 25.1% of its outstanding shares completed in July 2006. We also may provide investment banking and other financial services to the Company, Suez, the French State, GBL, and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; a draft of the document E for the Merger, dated May 31, 2008; a draft of the registration statement on Form F-4 for the Merger, dated May 27, 2008; a draft of the document d’information for the distribution of the Suez Environnement ordinary shares contemplated by the Agreement, dated May 13, 2008; annual reports to shareholders of the Company for each of the five fiscal years ended December 31, 2007; the Company’s document de base registered with the AMF as of April 1, 2005 and documents de référence for each of the three fiscal years ended December 31, 2007; annual reports to shareholders and documents de référence of Suez for each of the five fiscal years ended December 31, 2007; annual reports on Form 20-F for Suez for each of the five years ended December 31, 2006; certain interim reports to shareholders of the Company and Suez; certain other communications from the Company and Suez to their respective shareholders; certain internal financial analyses and projections for the Company prepared by the Company’s management and certain internal financial analyses and projections for Suez and Suez Environnement prepared by Suez’s (including Suez Environnement’s) management, in each case, as approved for our use by the management of the Company (collectively, the “Projections”); and certain cost savings and operating synergies jointly projected by the managements of the Company and Suez to result from the Transaction, as approved for our use by the management of the Company (the “Synergies”). We have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company. We also have held discussions with members of the senior management of Suez regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Suez (including Suez Environnement). In addition, we have reviewed the reported price and trading activity for the Company Shares, the Suez Shares and the Suez American Depositary Shares, compared certain financial and stock market information for the Company and Suez with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the energy and environment sectors specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Projections and the Synergies have been reasonably prepared by the managements of the Company and Suez (including Suez Environnement), as the case may be, and reflect the best currently available estimates of the management of the Company. We also have assumed with your consent that all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction have been and will be obtained, that all conditions to and undertakings made in connection with such consents or approvals and all other undertakings made to any governmental or regulatory authority in connection with the Transaction (including, but not limited to, the business dispositions and other measures required by the European Commission, the undertakings made by Suez to the government of Belgium as part of the Pax Electrica II agreement and any other transaction related to the fulfillment of such conditions and undertakings) have been and will be fulfilled and implemented, and that any mandatory tender offer for the securities of any company partially owned, directly or indirectly, by the Company or Suez (including Suez Environnement) required to be made as a result of the Transaction (if any) will be made, in each case, without any effect on the Company or Suez (including Suez Environnement) or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Suez, Suez Environnement or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, Suez or Suez Environnement, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Suez (including Suez Environnement), or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Company Shares, Suez Shares or shares in Suez Environnement will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transaction. This opinion has been approved by a fairness committee of Goldman Sachs International.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

This opinion is not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité”, nor shall we be considered an “expert indépendant”, in each case within the meaning of the French Règlement Général of the Autorité des Marchés Financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

Very truly yours,

/s/
Shahriar Tadjbaksh
GOLDMAN SACHS INTERNATIONAL

ANNEX E: FAIRNESS OPINION OF LAZARD FRERES, FINANCIAL ADVISOR TO GAZ DE FRANCE

Board of Directors
Gaz de France S.A
23 rue Philibert Delorme
75840 Paris Cedex 17
France

June 4, 2008

Dear Members of the Board of Directors:

We understand that Gaz de France S.A. (“Gaz de France”) and Suez S.A. (“Suez”) propose to enter into a merger transaction on the terms and conditions set forth in the Merger Agreement to be entered into between Gaz de France and Suez (the “Agreement”), pursuant to which Suez will be merged with Gaz de France in a transaction (the “Merger”) in which 22 outstanding ordinary shares of Suez, par value €2.0 per share (the “Suez Shares”), will be exchanged for 21 ordinary shares (the “Exchange Ratio”) of Gaz de France, par value €1.0 per share (the “Gaz de France Shares”). Concomitantly with the Merger, Suez will spin-off 65% of the share capital of Suez Environnement, the subsidiary of Suez owning Suez’ water and waste assets, to Suez shareholders.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to Gaz de France.

In arriving at the opinion set out below, we have, among other things:

1.	Reviewed certain publicly available business and financial information relating to Gaz de France, Suez and Suez Environnement that we deemed to be relevant;

2.	Reviewed 2007 financial statements of Gaz de France, Suez and Suez Environnement;

3.	Reviewed certain information, including the latest available medium-term financial forecast relating to the business, earnings, cash flows, assets, liabilities and prospects of Gaz de France, Suez and Suez Environnement as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by Gaz de France and Suez, respectively;

4.	Conducted a due diligence review including discussions with members of senior management of Gaz de France, Suez and Suez Environnement concerning the matters described in clauses 1, 2 and 3 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

5.	Reviewed the market prices and valuation multiples for the Gaz de France Shares and the Suez Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

6.	Reviewed the results of operations of Gaz de France, Suez and Suez Environnement and compared them with those of certain publicly traded companies that we deemed to be relevant;

7.	Participated in certain discussions and negotiations among representatives of Gaz de France and Suez and their financial and legal advisers;

8.	Reviewed the potential pro forma impact of the Merger;

9.	Reviewed a draft dated May 30, 2008 of the Agreement;

10.	Reviewed a draft dated April 17, 2008 of the “cooperation and shared functions” agreement between Suez and Suez Environnement; and

11.	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. We have not independently verified any such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Gaz de France, Suez or Suez Environnement or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of Gaz de France, Suez or Suez Environnement under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Gaz de France, Suez or Suez Environnement. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by Gaz de France or Suez, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Gaz de France’s or Suez’ management as to the expected future financial performance of Gaz de France or Suez, as the case may be, and the Expected Synergies. In that respect, while certain of Gaz de France’s and Suez’ underlying assumptions differ from current market conditions, Gaz de France and Suez have confirmed that the financial forecast information and the Expected Synergies based on such assumptions continue to be valid. We also have assumed that the final form of the Agreement, when executed, will be similar in all material respects to the last draft reviewed by us and that the Merger will be consummated on the terms set out in that draft of the Agreement without material amendment or waiver.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter.

We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications (other than those required by the European Commission in November 2006), will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We have assumed that the spin-off of 65% of Suez Environnement to Suez shareholders concomitantly with the Merger will be effected at arms’ length, in accordance with the draft “cooperation and shared functions” agreement we have reviewed, on the basis of Suez Environnement most current financial statements provided to us and that the spin-off will not have any material negative impact (including from a tax standpoint) on the financial condition of Gaz de France, Suez or their respective shareholders.

We are acting as financial adviser to Gaz de France in connection with the Merger and will receive a fee from Gaz de France for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee in connection with the delivery of this opinion upon consummation of the Merger. In addition, Gaz de France has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Gaz de France and Suez and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade Gaz de France Shares and other securities of Gaz de France, as well as Suez Shares and other securities of Suez, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of Gaz de France in its evaluation of the Merger. This opinion is to be interpreted in accordance with customary practice in France and may only be relied upon with the express conditions that it is interpreted in accordance with customary practice in France and that it is governed by French law.

Our opinion does not address the merits of the underlying decision by Gaz de France to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related to it. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Gaz de France obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any agreements or arrangements entered into in connection with, or otherwise contemplated by, the Merger, including the proposed spin-off of Suez Environnement. We are not expressing any opinion as to the prices at which the shares of Gaz de France, Suez or Suez Environnement will trade at any time following the date hereof. This opinion supersedes and replaces in its entirety the letter we delivered to the Board of Directors of Gaz de France on September 2, 2007.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date of this letter, the Exchange Ratio is fair from a financial point of view to Gaz de France.

Yours faithfully,

/s/Lazard Frères

Lazard Frères

ANNEX F: FAIRNESS OPINION OF MERRILL LYNCH, FINANCIAL ADVISOR TO GAZ DE FRANCE

Board of Directors
Gaz de France S.A
23 rue Philibert Delorme
75840 Paris Cedex 17
France

4 June 2008

Members of the Board of Directors:

We understand that Gaz de France S.A. (“Gaz de France”) and Suez S.A. (“Suez”) propose to enter into a merger transaction on the terms and conditions set forth in the Merger Agreement to be entered into between Gaz de France and Suez (the “Agreement”), pursuant to which Suez will be merged with Gaz de France in a transaction (the “Merger”) in which 22 outstanding ordinary shares of Suez, par value €2.0 per share (the “Suez Shares”), will be exchanged for 21 ordinary shares (the “Exchange Ratio”) of Gaz de France, par value €1.0 per share (the “Gaz de France Shares”). Concomitantly with the Merger, Suez will spin-off 65% of the share capital of Suez Environnement, the subsidiary of Suez owning Suez’ water and waste assets, to Suez shareholders.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to Gaz de France.

In arriving at the opinion set out below, we have, among other things:

1.	Reviewed certain publicly available business and financial information relating to Gaz de France, Suez and Suez Environnement that we deemed to be relevant;

2.	Reviewed the 2007 financial statements of Gaz de France, Suez and Suez Environnement;

3.	Reviewed certain information, including the latest available medium-term financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of Gaz de France, Suez and Suez Environnement, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”), furnished to us by Gaz de France and Suez, respectively;

4.	Conducted a due diligence review including discussions with members of senior management of Gaz de France, Suez and Suez Environnement concerning the matters described in clauses 1, 2 and 3 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

5.	Reviewed the market prices and valuation multiples for the Gaz de France Shares and the Suez Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

6.	Reviewed the results of operations of Gaz de France, Suez and Suez Environnement and compared them with those of certain publicly traded companies that we deemed to be relevant;

7.	Participated in certain discussions and negotiations among representatives of Gaz de France and Suez and their financial and legal advisers;

8.	Reviewed the potential pro forma impact of the Merger;

9.	Reviewed a draft dated May 30, 2008 of the Agreement;

10.	Reviewed a draft dated April 17, 2008 of the “cooperation and shared functions” agreement between Suez and Suez Environnement; and

11.	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Annex F-1

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Gaz de France, Suez or Suez Environnement or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of Gaz de France, Suez or Suez Environnement under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Gaz de France, Suez or Suez Environnement. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by Gaz de France or Suez, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Gaz de France’s or Suez’s management as to the expected future financial performance of Gaz de France or Suez, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us and that the Merger will be consummated on the terms set out in that draft of the Agreement. We have assumed that the spin-off of 65% of Suez Environnement to Suez shareholders concomitantly with the Merger will be effected at arms’ length, in accordance with the draft “cooperation and shared functions” agreement we have reviewed, on the basis of Suez Environnement’s most current financial statements provided to us and that the spin-off will not have any material negative impact (including from a tax standpoint) on the financial condition of Gaz de France, Suez or their respective shareholders.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications (other than those required by the European Commission in November 2006), will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

We are acting as financial adviser to Gaz de France in connection with the Merger and will receive a fee from Gaz de France for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, Gaz de France has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Gaz de France and Suez, and at present continue to do so in connection with matters unrelated to the Merger, and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade Gaz de France Shares and other securities of Gaz de France, as well as Suez Shares and other securities of Suez, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the merits of the underlying decision by Gaz de France to engage in the Merger and does not constitute a recommendation to any shareholder of Gaz de France as to how such shareholder should vote on the proposed Merger or any matter related to it. We are not expressing any opinion as to the prices at which the shares of Gaz de France or Suez Environnement will trade following the consummation of the Merger. This opinion supersedes and replaces in its entirety the opinion we delivered to the Board of Directors of Gaz de France on 2 September 2007. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion has been authorized for issuance by the Fairness Opinion Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date of this letter, the Exchange Ratio is fair from a financial point of view to Gaz de France.

Yours faithfully,

/s/Bruno Hallak
Managing Director

MERRILL LYNCH CAPITAL MARKETS (FRANCE) S.A.S

Annex F-2

ANNEX G: FAIRNESS OPINION OF HSBC FRANCE S.A. TO THE BOARD OF DIRECTORS OF SUEZ

Strictly Private and Confidential

4 June 2008

The Board of Directors
Suez S.A.
16, rue de la Ville l’Evêque
75008 Paris-France

For the attention of:
Mr. Gérard Mestrallet
Chairman of the Board of Directors

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Suez S.A., a company organized under the laws of France (“Suez”), of the Exchange Ratio (as defined below) as set forth in the draft traité de fusion dated May 27, 2008 (the “Traité de Fusion”), to be entered into on June 5, 2008, by Suez and Gaz de France S.A., a company organized under the laws of France (“GDF”). As more fully described in the Traité de Fusion, we understand that Suez will merge with and into GDF (the “Transaction”) and GDF will be the surviving company in the Transaction. We also understand that, as more fully described in the Traité de Fusion, immediately prior to the consummation of the Transaction, Suez will distribute (the “Distribution”) to its shareholders 65% of the equity of a new company (“Suez Environnement Company”) that will hold, as its sole asset, 100% of the equity of Suez Environnement S.A. (“Suez Environnement”) and prior to the Distribution, Suez and certain subsidiaries thereof will transfer certain environmental businesses to Suez Environnement and/or its subsidiaries. The Traité de Fusion provides for an exchange ratio such that, after the Distribution, 22 shares of Suez will be exchanged for 21 shares of GDF (the “Exchange Ratio”).

In connection with this opinion, we have:

(i)	reviewed the financial terms of the Transaction as set forth in the Traité de Fusion;

(ii)	reviewed annual reports to shareholders (document de référence) filed with or registered by, as the case may be, the Autorité des marchés financiers and certain interim reports to shareholders of each of Suez and GDF;

(iii)	reviewed the audited consolidated accounts of Suez Environnement for the fiscal year ended December 31, 2006, certain information regarding the environmental businesses of Suez and certain subsidiaries thereof as included in the Suez reports referred to in subsection (ii) above, and the draft listing prospectus on Euronext Paris (prospectus en vue de l’admission des actions Suez Environnement Company aux négociations sur le marché Euronext Paris), dated May 13, 2008, of Suez Environnement Company to be submitted for approval by the Autorité des marchés financiers, which included the combined accounts of Suez Environnement Company as of December 31, 2007 being audited;

(iv)	reviewed the draft prospectus (prospectus établi à l’occasion de l’émission et de l’admission des actions GDF SUEZ résultant de la fusion par absorption de Suez par Gaz de France), dated May 28, 2008, related to the listing of the new shares to be issued upon consummation of the Transaction to be submitted for approval by the Autorité des marchés financiers;

(v)	reviewed (a) a draft, dated May 28, 2008, of the agreement providing for the merger by Suez of Rivolam, S.A. (traité relatif à la fusion-absorption de Rivolam par Suez), (b) a draft, dated May 28, 2008, of the agreement providing for the contribution by Suez to Suez Environnement Company of the Suez Environnement shares (traité d’apport partiel d’actif soumis au régime juridique des scissions), and

(c) a draft, dated May 28, 2008, of the shareholders’ agreement regarding Suez Environment Company (pacte d’actionnaires) (collectively, the “Suez Environnement Agreements”);

(vi)	reviewed a draft, dated May 28, 2008, of the agreement (protocole d’accord) between Suez and GDF, which governs the terms of the Transaction, the Distribution and the operation of the surviving company following the consummation of the Transaction (the “Protocole d’Accord”);

(vii)	reviewed and analyzed (a) certain financial and operating information with respect to the business, operations and prospects of Suez, Suez Environnement Company and GDF as contained in the joint presentation by the managements of Suez and GDF to Suez shareholders on September 3, 2007, (b) certain operating and tax synergies (including the amount, timing and achievability thereof) anticipated to result from the Transaction (the “Synergies”) as described in the joint presentation by the managements of Suez and GDF to Suez shareholders on September 3, 2007, and (c) certain internal financial analyses and forecasts relating to Suez, Suez Environnement Company and GDF prepared by the respective managements of Suez, Suez Environment and GDF (the “Forecasts”) provided to HSBC on December 12, 2007;

(viii)	reviewed and analyzed certain financial, stock market and other publicly available information relating to each of Suez and GDF, including certain publicly available financial analyses and forecasts based on broker consensus (the “Broker Forecasts”);

(ix)	discussed with certain members of the management teams of each of Suez, Suez Environnement, certain subsidiaries of Suez that will transfer their environmental business to Suez Environnement and GDF regarding, as may be applicable, the business, operations, financial condition and prospects of each of Suez, Suez Environnement Company and GDF;

(x)	reviewed certain communications from Suez and GDF to their respective shareholders, including presentations by the managements of Suez and GDF and press releases of Suez and GDF relating to the Transaction and its material terms dated September 3, 2007, October 15, 2007 and April 1, 2008;

(xi)	reviewed a draft, dated May 26, 2008, of an “Accord de coopération industrielle, commerciale et financière” (agreement for an industrial, commercial and financial cooperation) between Suez and GDF (the “Accord de Coopération”);

(xii)	reviewed the current and historical reported market prices and trading activity for the ordinary shares of each of Suez and GDF, and for the securities of certain other companies whose operations we considered relevant in evaluating those of Suez, Suez Environnement Company and GDF for the twelve months ended June 3, 2008; and

(xiii)	considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information (including brokers’ notes and forecasts based on analyst consensus) relating to the businesses of the other companies whose operations we considered relevant in evaluating those of Suez, Suez Environnement Company and GDF.

In addition to the foregoing, we conducted other such analyses and examinations, and considered other such information and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Suez, Suez Environnement and GDF that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Suez, Suez Environnement Company and GDF provided to us or otherwise reviewed or discussed with us, we have been advised by the respective managements of Suez, Suez Environnement and GDF that, as may be applicable, such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Suez, Suez Environnement and GDF as to the future financial performance of Suez, Suez Environnement Company and GDF, the potential strategic implications and operational benefits anticipated to result from the Transaction, and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in the Forecasts, the Synergies and the Broker Forecasts and related information and data will be realized in the amounts and at the times projected. We have assumed that there has been no material change in the assets and financial condition, results of operations, business or prospects for Suez, Suez Environnement Company or GDF since the date of the most recent financial statements made available to us. In rendering our opinion, we have also assumed, with your consent, that the Traité de Fusion, the Suez Environnement Agreements, the Protocole d’Accord and the Accord de Coopération will each be consummated in accordance with its respective terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Suez, Suez Environnement Company, GDF or the contemplated benefits of the Transaction in any way meaningful to our analyses.

Our opinion, as set forth herein, is limited to the fairness, from a financial point of view, of the Exchange Ratio to Suez. We are not expressing any opinion as to the value or fairness of the Distribution or what the value of the Exchange Ratio actually will be upon the consummation of the Transaction or the price at which Suez ordinary shares and American Depositary Shares or GDF ordinary shares will trade at any time or the price at which Suez Environnement Company ordinary shares will trade following the Distribution. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Suez or GDF or any subsidiary or affiliate thereof, nor have we made any physical inspection of the properties or assets of Suez or GDF or any subsidiary or affiliate thereof. We are not legal, regulatory, accounting or tax experts, and we have assumed the accuracy and veracity of all assessments made by such advisors. We express no opinion as to the underlying decision by Suez to engage in the Transaction, the Distribution or any related transaction, and we express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any other business strategies that might exist for Suez or the effect of any other transaction in which Suez might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. It should be understood that subsequent developments may affect this opinion, and that we do not have any obligation to update, revise or reaffirm this opinion. We did not participate in negotiations with respect to the terms of the Transaction and any related transaction. We are expressing no opinion as to whether such terms were the most beneficial terms from Suez’ perspective that could, under the circumstances, be negotiated with GDF. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

HSBC France S.A. (“HSBC”) has acted as financial advisor to the Board of Directors of Suez in connection with the proposed Transaction and has received a fee for such services, which was not contingent upon the consummation of the Transaction. In addition, Suez has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement, including liabilities under U.S. federal securities laws. In the past, HSBC and its affiliates have provided financial advisory and financing services to Suez, Suez Environnement and GDF and certain of their respective affiliates and have received fees for the rendering of these services, including having acted as mandated lead arranger in connection with the GDF February 2005 €3 billion syndicated revolving credit facility; as mandated lead arranger in connection with the Suez May 2005 €4.5 billion syndicated revolving credit facility; as mandated lead arranger in connection with the Electrabel €1.35 billion syndicated revolving credit facility; as the documentation bank, coordinating bookrunner, onshore account bank and hedging coordinator in connection with the Al-Ezzel Power Project in March 2004; and as financial advisor, co-underwriter, bookrunner, mandated lead arranger, bridge acquisition lender, hedging bank, facility agent to SMN Barka Power Company and SMN Rusail Power Company in late 2006. HSBC and its affiliates may continue to provide such services for Suez, Suez Environnement Company and GDF and their respective affiliates and receive fees in relation thereto. In the ordinary course of their businesses, HSBC and its affiliates may actively trade in the debt and equity securities (or related derivative securities) or senior loans of Suez, Suez Environnement Company and GDF, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or loans. In addition, we and our affiliates may maintain relationships with Suez, Suez Environnement Company, GDF and their respective affiliates. HSBC is a part of the global HSBC Holdings plc group, a full-service banking and securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing and financial advisory services. The issuance of this opinion was approved by the Opinion Committee of HSBC in accordance with the Committee’s required procedures.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Suez in connection with and for the purposes of its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute any opinion or recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Transaction. This opinion is delivered by HSBC in its capacity as financial advisor to the Board of Directors of Suez and should not be considered a “rapport d’expert indépendant”, nor an “expertise indépendante” nor an “attestation d’équité”, nor shall HSBC be considered an “expert indépendant”, as such terms are understood under French regulations, regarding the Exchange Ratio. This opinion letter shall be governed by and construed in accordance with French Law.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio as set forth in the Traité de Fusion is fair, from a financial point of view, to Suez.

Very truly yours,

HSBC France S.A.

By:

/s/ Philippe Pontet Chairman, Global Banking & Markets	/s/ Didier Peronnin Managing Director, Global Banking & Markets

ANNEX H: FINANCIAL OPINION OF BNP PARIBAS, FINANCIAL ADVISOR TO SUEZ

SUEZ
16, rue de la Ville l’Evêque
75383 Paris Cedex 08

To the attention of the Board of Directors.

Paris, June 4, 2008

Ladies and Gentlemen:

On February 17, 2006, Suez engaged the Corporate Finance Department of BNP Paribas (“BNP Paribas”) as financial advisor to Suez in connection with its merger with Gaz de France (“GDF”).

In September 2007, Suez extended the engagement of BNP Paribas and asked that BNP Paribas issue a preliminary financial opinion as to the reasonable and balanced nature of the financial terms (including the exchange ratio) of the merger of Suez with and into GDF (the “Transaction”) as described in the then proposed plan of merger. Prior to the public announcement of the contemplated terms of the Transaction, BNP Paribas issued to the Board of Directors of Suez a preliminary financial opinion dated September 2, 2007 attesting to the reasonable and balanced nature of the then contemplated financial terms of the merger.

Because the Board of Directors is required to definitively decide on the terms of the merger with GDF, Suez has requested that BNP Paribas once again issue a financial opinion as to the reasonable and balanced nature of the financial terms of the merger (the “Financial Opinion”).

•	Description of the Transaction

Suez will merge with and into GDF, and GDF will be the surviving corporation in the Transaction.

The merger plan was announced by Suez and GDF on February 27, 2006 and on September 2, 2007, the boards of directors of Suez and GDF met in order to decide upon modified economic terms of the proposed merger.

The terms of the merger, as contained in the Merger Agreement (Projet de traité de fusion) between Suez and GDF which has been provided to us, (the “Merger Agreement”), are as follows: (i) an exchange ratio of 21 shares of GDF, nominal value of €1 per share, for 22 shares of Suez, nominal value of €2 per share; (ii) a distribution by Suez to its shareholders, other than itself, of 65% of the equity of Suez Environnement Company, a company which includes the activities of Suez’ Environment business, on a pro rata basis with each shareholder’s interest in Suez pursuant to a spin-off transaction (the “Partial Spin-Off”) (together, the “Transaction Terms”). The completion of the Partial Spin-Off will be subject to a vote of Suez shareholders in favor of the merger with GDF and will be effected concurrently with the merger.

The merger plan, which has been authorized by the European Commission subject to certain undertakings under the EU antitrust regulations, remains subject to approval by the extraordinary general shareholder meetings of Suez and GDF.

•	Sources of Information, Due Diligence and Assumptions

In arriving at the conclusions presented in this Financial Opinion, BNP Paribas has examined and has relied exclusively upon the following documents and information:

1.	the Merger Agreement;

2.	the audited consolidated financial statements of each of Suez and GDF for the fiscal year ended December 31, 2007; the Documents de référence of each of Suez and GDF for the fiscal year ended December 31, 2007; the medium term business plans for each of Suez and GDF for the period of 2008-2010 as approved by the boards of directors of Suez and GDF, respectively;

3.	financial forecasts for the Suez Environnement business segment resulting from the medium term business plan for Suez provided by Suez for the period of 2008-2010, validated by the management team of the Suez Environnement division;

4.	accounting and financial information for the Suez Environnement division provided by Suez in order to determine the equity value of Suez Environnement on the basis of its enterprise value;

5.	the recent market prices of each of Suez and GDF stock;

6.	certain publicly available information and stock market prices concerning companies whose activities are comparable to those of Suez, GDF or the Suez Environnement division;

7.	broker reports published by financial analyst firms concerning Suez and GDF and companies whose activities are comparable to those of Suez, GDF or the Suez Environnement division.

BNP Paribas has not had access to any data room nor has it carried out any due diligence, whether of a tax, financial, commercial, industrial, legal, labor, environmental, strategic or other nature. BNP Paribas has, however, had several Q&A sessions concerning this Financial Opinion with the financial management of Suez, the Suez Environnement division and GDF.

In issuing this Financial Opinion, BNP Paribas has relied exclusively on the documents and information described above.

In performing its work, BNP Paribas has assumed, without making any independent verification (or requesting any such verification), in accordance with the terms of its engagement, that the documents and information listed above (including those which are publicly available) are true, complete and accurate. In accordance with the terms of its engagement, BNP Paribas has not verified (or requested any verification of) the accuracy or completeness of such information and has not conducted any evaluation or appraisal (or requested any evaluation or appraisal) of any assets or liabilities (of any nature whatsoever) of Suez, GDF or any of their respective affiliates (including the Suez Environnement division). BNP Paribas has not examined the solvency of any of the entities concerned by the Transaction nor has it included any tax effects of the Transaction (including the Partial Spin-Off) in its analysis. With respect to financial forecasts for Suez, the Suez Environnement division and GDF which were prepared in 2007, BNP Paribas has assumed that such financial analyses and forecasts are based on assumptions (including assumptions about exchange rates and the price of commodities and electricity) considered relevant by the management of such companies at the time. BNP Paribas has also assumed that such forecasts (as well as financial restatements carried out by Suez) (i) have been prepared in good faith, based on realistic assumptions and on information that is true, complete and accurate, as has been confirmed to us by Suez, (ii) have not been modified since their preparation by the use of new assumptions and (iii) taking in account the preceding points, reflect the best currently available estimates and judgments by the management of Suez (and of GDF as applicable) as to the expected future performance and financial condition of the company to which such forecasts relate. In issuing this Financial Opinion, BNP Paribas assumes no liability and expresses no opinion with regard to the reasonableness of any such forecasts, or of the assumptions on which they are based. BNP Paribas further assumes that the Transaction will be consummated according to the terms and conditions contained in the Merger Agreement provided to us and that all governmental, regulatory or other consents and approvals required for the consummation of the Transaction will be obtained without any adverse effect on Suez or GDF or on the expected benefits of the Transaction that would be in any way meaningful to the analysis performed for this Financial Opinion. BNP Paribas has received confirmation from Suez that any undertakings (to dispose of shares or assets or otherwise) agreed to or to be agreed to in order to obtain such consents and approvals would be performed on financial terms consistent with the value for which the assets involved contribute to the value of Suez. Finally, BNP Paribas was provided with a representation letter from the management of Suez confirming that the management of Suez has no knowledge of any facts or circumstances that should be brought to the attention of BNP Paribas that are not included in the information provided to or reviewed by BNP Paribas.

Methodology

In order to assess the exchange ratio, it was necessary to compare the equity capital value per share of GDF and Suez after the distribution of 65% of Suez’s Environnement division as organized under Suez Environnement

Company (“Suez Adjusted”). BNP Paribas has calculated the Suez Adjusted value per share on the basis of the value of Suez’s equity capital reduced by 65% of the value of the equity capital of the Environnement division.

In order to perform its analysis, BNP Paribas has used valuation methods which it deemed necessary or appropriate for the issuance of this Financial Opinion. These methods include:

•	an analysis of volume-weighted stock market prices and average stock market prices for GDF and Suez Adjusted as of August 28, 2007 (which was the last day of trading prior to the rumors which had an impact upon the share prices) and as of May 30, 2008;

•	an analysis of the stock market prices targeted by analysts for each of GDF and Suez Adjusted as of May 30, 2008;

•	the comparison of the valuations obtained for GDF and Suez Adjusted by the use of trading multiples for comparable listed companies as of May 30, 2008;

•	the comparison of the valuations obtained for GDF and Suez Adjusted via the discounted cash flow (DCF) method.

•	Opinion

Based upon the foregoing information, assumptions and valuation methods, it is our opinion that the Transaction Terms are reasonable and balanced from a strictly financial point of view.

For the purposes of this opinion, BNP Paribas is not acting as an independent expert (and shall not be deemed to act as such) pursuant to the provisions of articles 261-1 and seq. of the Règlement général of the French Autorité des marchés financiers, and therefore this Financial Opinion shall not constitute or be deemed to constitute an “attestation d’équité” within the meaning of the above regulatory provisions.

This Financial Opinion is valid only in the context of our responsibilities as described in the engagement letter between Suez and BNP Paribas and is subject to the disclaimers and assumptions set forth herein. This Financial Opinion reflects the judgment of BNP Paribas as of the date hereof and is based exclusively on the documents and information described above as communicated to BNP Paribas as of the date hereof (or which are publicly available), including the forecasts and assumptions communicated by Suez. Furthermore, this Financial Opinion is necessarily based on economic, market and other conditions in effect as of the date hereof. Any subsequent changes in operating data, the features of the Transaction and the information that has been communicated to (or used by) BNP Paribas, and subsequent events affecting the assumptions and the methods described above and, more generally, any subsequent development, may affect this opinion. BNP Paribas has no obligation to update, revise or reaffirm this Financial Opinion.

This Financial Opinion does not address the merits (strategic or otherwise) of the Transaction nor does it address the underlying business decision by Suez to proceed with the Transaction, which involve the assessment of certain criteria and data outside the scope of this letter. In addition, this Financial Opinion shall not be considered to be a recommendation to the Board of Directors or to the shareholders of Suez, or to any other person, on how to vote or act with respect to the proposed Transaction, as such a recommendation would also require an assessment of criteria and information outside the scope of this letter (including an assessment of any information and public reports to be issued in connection with and for the purposes of this Transaction). This Financial Opinion is addressed solely to the Board of Directors of Suez for its own use in the context of its analysis and review of the Transaction and may not be used or relied upon for any other purpose or by or for the benefit of any other person. The decision as to whether or not to proceed with the Transaction is the sole responsibility of the Board of Directors and the shareholders of Suez, who must undertake their own independent analysis concerning whether or not to proceed with the Transaction, taking into account all relevant and necessary facts and criteria.

This Financial Opinion is limited to an assessment of the reasonable and balanced nature, from a financial point of view, of the Transaction Terms. This Financial Opinion does not constitute a recommendation or indication of the prices at which the shares of Suez, GDF or Suez Environnement Company will trade prior to or, as applicable, after the completion of the Transaction, and BNP Paribas issues no opinion regarding such prices (it being understood that a variety of other factors may affect the value of the companies concerned).

•	Miscellaneous

BNP Paribas has acted as financial advisor to Suez for the Transaction. In return for these services, BNP Paribas will receive remuneration, a portion of which is contingent on the consummation of the Transaction. In addition, Suez has agreed to reimburse certain expenses incurred by BNP Paribas and to compensate BNP Paribas for costs incurred in the context of its engagement. BNP Paribas acted as financial advisor to Suez in 2007 and 2008 in connection with the Partial Spin-Off of the Environnement division, the disposal of Suez’ stake in Distrigaz and the acquisition of various assets from ENI. BNP Paribas also acted as financial advisor to Suez in connection with the purchase by Suez of minority interest shares in Electrabel in August 2005. More generally, we remind you that BNP Paribas has in the past provided, currently provides and intends to continue to provide investment and commercial banking services to Suez and GDF and their respective affiliates, for which BNP Paribas has received and expects to receive remuneration. Moreover, in the course of their ordinary business activities, BNP Paribas and certain of its affiliates may have traded or could be required to trade, for their own account or on behalf of their clients, in debt and equity securities of Suez, GDF, the Suez Environnement division or third parties involved in or concerned by the Transaction or any of their listed subsidiaries.

This Financial Opinion is addressed solely to the Board of Directors of Suez in the context of its review of the Transaction and shall in no case confer any rights to any third party. This Financial Opinion may be reproduced in the information statement which will be made available to the shareholders of Suez and GDF at the shareholder meetings called to vote on the Transaction, as well as in the registration statement on Form F-4 which will be filed with the Securities and Exchange Commission in the context of the Transaction. This Financial Opinion may not otherwise be used, considered, disclosed, referred to or communicated, in whole or in part, in any manner whatsoever, to any other person for any other purpose, except with the prior written consent of BNP Paribas.

This Financial Opinion is governed by and shall be construed in accordance with French laws and any dispute relating hereto shall be submitted to the exclusive jurisdiction of the Paris Court of Appeals.

Sincerely,

/s/ Bruno Villard Managing Director BNP Paribas Corporate Finance	/s/ Christophe Jalinot Managing Director BNP Paribas Corporate Finance

ANNEX I: FAIRNESS OPINION OF JPMORGAN, FINANCIAL ADVISOR TO SUEZ

June 4th, 2008

The Board of Directors
SUEZ
16, rue de la Ville l’Evêque
75008 Paris

Attn :	Mr. Gérard Mestrallet
Président Directeur Général

Ladies and Gentlemen:

You have requested that J.P Morgan plc (“JPMorgan”) provide you with an opinion as to the fairness, from a financial point of view, of the Exchange Ratio (as defined below) negotiated between SUEZ S.A. (“SUEZ”) and Gaz de France S.A. (“Gaz de France” and, together with SUEZ, the “Parties”) in connection with the proposed merger between SUEZ and Gaz de France (the “Transaction”), to the common stockholders of SUEZ.

Under the terms of the Transaction, SUEZ will (i) effect a tax-free spin-off of a 65 per cent equity interest in its wholly-owned affiliate SUEZ Environnement and (ii) merge with and into Gaz de France, whereupon Gaz de France will be the surviving corporation in the merger (the “Merged Entity”), by way of an exchange of every 22 ordinary shares of SUEZ (other than those held by it as treasury stock or held by Gaz de France) for 21 ordinary shares of Gaz de France (collectively, the “Exchange Ratio”).

Please be advised that while certain provisions of the Transaction are summarized above, the terms of the Transaction are more fully described in the merger agreement between the Parties (Projet de Traité relatif à la fusion-absorption de SUEZ par Gaz de France) (the “Merger Agreement”). As a result, the description of the Transaction and certain other information contained herein is qualified in its entirety by reference to the Merger Agreement.

In arriving at our opinion, we have reviewed (i) a draft dated May 27th, 2008 of the Merger Agreement; (ii) certain publicly available information concerning the businesses of each of the Parties, including SUEZ’s wholly-owned affiliate SUEZ Environnement, and of certain other companies that we have deemed comparable, as well as broker information and forecasts; (iii) the reported market prices for the securities of certain other companies that we have deemed relevant; (iv) the current and historical reported market prices of the stock of each of the Parties; (v) the publicly available audited consolidated financial statements of each Party for the fiscal year ended 31st December 2007; (vi) the Documents de référence of each of SUEZ and Gaz de France for the fiscal year ended December 31, 2007; (vii) certain accounting and financial information for SUEZ Environnement provided by SUEZ in order to determine the equity value of SUEZ Environnement on the basis of its enterprise value; and (viii) certain internal financial forecasts prepared by the management teams of SUEZ, SUEZ Environnement and Gaz de France relating to their respective businesses for calendar years 2008 to 2010 inclusive.

In addition, we have held discussions with certain members of the management teams of SUEZ, SUEZ Environnement and Gaz de France, with respect to the past and current business operations, the financial condition and future prospects and operations of SUEZ, SUEZ Environnement and Gaz de France, respectively, and in particular their long-term visions of the financial performance of SUEZ, SUEZ Environnement and Gaz de France, respectively. We have also held discussions with the management of SUEZ as to the effects of the Transaction on the financial condition and future prospects of SUEZ and SUEZ Environnement, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other information as we deemed appropriate for the purposes of this opinion.

In performing our analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Parties and their respective representatives and advisors have supplied to us to date, (ii) our understanding of the terms upon which SUEZ and Gaz de France intend to consummate the Transaction, including, without limitation, those with respect to governance and control of the Merged Entity and of SUEZ Environnement after consummation of the Transaction as set forth in the Merger Agreement or otherwise made public as at the date hereof, (iii) the currently contemplated capital structure and the anticipated credit standing of the Merged Entity and its subsidiaries and of SUEZ Environnement upon consummation of the Transaction, and (iv) the assumption that the Transaction will be consummated within the time periods contemplated by the Merger Agreement.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by or on behalf of the Parties and SUEZ Environnement and their respective representatives and advisors or which was otherwise reviewed by or for us. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities of the Parties or their respective affiliates (including SUEZ Environnement), nor have any such valuations or appraisals been provided to us, nor have we evaluated the solvency of SUEZ, SUEZ Environnement, Gaz de France or the Merged Entity under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial forecasts provided to or discussed with us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of SUEZ, SUEZ Environnement and Gaz de France as to the expected future results of operations and financial condition of the company to which such forecasts relate. We express no view as to such analyses or forecasts or the assumptions upon which they were based. The projections furnished to us by SUEZ, SUEZ Environnement and Gaz de France were prepared by the respective management teams of each company in 2007, based upon assumptions (notably exchange rates and commodity prices) which the management of such companies considered relevant at that time. We understand and assume that these projections are the most recent ones to have been approved by the respective Boards of Directors of SUEZ and Gaz de France and, with respect to projections for SUEZ Environnement, by the management team of SUEZ Environnement. We were not provided with any updates nor any sensitivity analyses on these projections (notably with respect to exchange rates and commodity prices). SUEZ and Gaz de France’s management teams represented to us that no updates or sensitivity analyses have been carried out on the 2008-2010 forecasts.

We have assumed that the Transaction will have the tax consequences described in the discussions with and materials provided to us by representatives and advisors of SUEZ. We are not legal, regulatory, accounting or tax experts, we have not undertaken to provide any legal, regulatory, accounting or tax advice to SUEZ in connection with the Transaction, and have consequently relied on the assessments made by advisors to SUEZ with respect to all such issues. We have further assumed that the merger and the other undertakings and transactions contemplated by the Merger Agreement will be consummated as described therein, without any waiver, modification or breach, that the definitive Merger Agreement will not differ in any material respect from the draft furnished to us dated May 27th, 2008, and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on SUEZ, SUEZ Environnement or Gaz de France or on the contemplated benefits of the Transaction. In particular, we understand that any remedies requested by such regulatory authorities and implemented by SUEZ, SUEZ Environnement or Gaz de France would have no material impact on SUEZ, SUEZ Environnement or Gaz de France.

Our opinion is necessarily based upon economic market and other conditions as in effect on, and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. This opinion is limited to the fairness, from a financial point of view, to SUEZ’s common stockholders of the Exchange Ratio and we express no opinion as to the fairness of the Transaction to any party, nor as to the fairness of any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of SUEZ, nor do we express any opinion as to the underlying decision by SUEZ to engage in the Transaction.

We are expressing no opinion herein as to the price at which any securities of either of the Parties, including SUEZ Environnement, will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Parties either before or after the consummation of the Transaction, including but not limited to (i) the total or partial disposition of the equity securities of the Merged Entity or of SUEZ Environnement by their respective stockholders within a short period of time after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Parties, (v) any actions taken or restrictions imposed by any governmental agencies or regulatory authorities, and (vi) the timely performance of all actions which are necessary to complete the Transaction on terms and conditions that are acceptable to all parties with an interest therein. No opinion is expressed as to whether any alternative transaction might be more beneficial to SUEZ. JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of SUEZ.

We have acted as financial advisor to SUEZ with respect to the proposed Transaction and will receive a fee from SUEZ for our services. In addition, SUEZ has agreed to indemnify us for certain liabilities arising out of our engagement. We will also receive an additional fee if the proposed Transaction is consummated or in certain other circumstances. Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with SUEZ and Gaz de France. In particular JPMorgan acted as financial advisor to SUEZ and provided a fairness opinion to the Board of Directors of SUEZ in relation to the buyout of the minority shareholders of Electrabel on August 9th, 2005 and acted as financial advisor to SUEZ and provided a fairness opinion to the Board of Directors of SUEZ in relation to the first announcement of its planned merger with Gaz de France in February 2006 and the subsequent announcement of the revised terms of the merger in September 2007.

In the ordinary course of their businesses, affiliates of JPMorgan may actively trade in the debt and equity securities of the Parties and their respective affiliates, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

On the basis of and subject to the foregoing, it is our opinion that as of the date hereof, the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to SUEZ’s common stockholders.

This letter is provided solely for the benefit of the Board of Directors of SUEZ in connection with, and for the purposes of, its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any stockholder of SUEZ, SUEZ Environnement and Gaz de France, or any other person other than the members of the Board of Directors of SUEZ or be used for any other purpose. This opinion does not constitute a recommendation to any stockholder of SUEZ or Gaz de France as to how such stockholder should vote or act with respect to the Transaction or any other matter. This opinion may be reproduced in full in any proxy or information statement made available to the stockholders of SUEZ in connection with the Transaction, but may not otherwise be disclosed, referred to, or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval in each instance.

Very truly yours,

J.P. MORGAN PLC

By:	/s/ Pascal J. F. Ravery

Name: Pascal J. F. Ravery
Title: Vice Chairman, Investment Banking Europe

ANNEX J: INDEPENDENT VALUATION REPORT OF ODDO CORPORATE FINANCE TO THE BOARD OF DIRECTORS OF SUEZ

The original valuation report was delivered by Oddo Corporate Finance to the Board of Directors of Suez, S.A. in French. The following is an English free translation of the valuation report provided for information purposes only, and is qualified in its entirety by reference to the original French-language valuation report which is annexed to the French prospectus related to the listing of the new shares to be issued upon consummation of the proposed merger ( prospectus établi à l’occasion de l’émission et de l’admission des actions GDF Suez résultant de la fusion par absorption de Suez par Gaz de France) approved by the French Autorité des Marchés Financiers and is available on the French Autorité des Marchés Financiers’ website at the following address: http://www.amf-france.org. This English free translation was prepared by a translation services company and not by Oddo Corporate Finance or its representatives. Oddo Corporate Finance disclaims any responsibility for any errors or omissions in the translation. In case of inconsistency with the English translation, the Oddo valuation report in French shall control.

INDEPENDENT VALUATION REPORT

In connection with the merger of Suez with and into Gaz de France where Gaz de France will be the surviving company

1.	Introduction

To the Board of Directors of the Suez company:

In the context of the proposed merger of Suez with and into Gaz de France where Gaz de France will be the surviving company (hereinafter the “Transaction”), we have been asked, as independent expert appointed by the board of directors of Suez, to provide an opinion as to the fairness from a financial point of view of the merger exchange ratio proposed to the shareholders of the two companies.

We conducted our work pursuant to the provisions of Articles 262-1 et seq. of the General Regulations of the French Autorité des Marchés Financiers (hereinafter the “AMF”), its implementing instruction No. 2006-08 of July 25, 2006 governing independent valuations and the AMF recommendations of September 28, 2006, amended on October 19, 2006. Our diligences are described in section 6 below.

1.1.  Companies involved in the Transaction

1.1.1  Presentation of Gaz de France, the surviving company

Gaz de France SA is a French company with registered offices at 23 rue Philibert Delorme 75017 Paris, France, registered under No. B 542 107 651 with the Paris Trade and Companies Registry (hereinafter “Gaz de France”).

Gaz de France, initially incorporated as a public industrial and commercial establishment (EPIC) on April 8, 1946, has been French société anonyme (joint stock company) with a Board of Directors since November 20, 2004.

The share capital of Gaz de France currently amounts to €983,871,988. It is divided into 983,871,988 shares, each with a par value of 1 euro, all fully paid up and of the same class. These shares are listed on Euronext Paris (Compartment A).

1.1.2  Presentation of Suez, the merged company

Suez SA is a French company with registered offices at 16 rue de la Ville l’Evêque 75008 Paris, France, registered under No. B 542 062 559 with the Paris Trade and Companies Registry (hereinafter “Suez”).

Suez is a French société anonyme with a Board of Directors, resulting from the merger of Compagnie de Suez and Lyonnaise des Eaux in June 1997.

The share capital of Suez currently amounts to €2,617,883,906. It is divided into 1,308,941,953 shares, each with a par value of €2, all fully paid up and of the same class. These shares are listed on Euronext Paris (Compartment A), on the Euronext Brussels exchange, on the official list of the Luxembourg exchange, on the Swiss Exchange (SWX), and are offered as American Depositary Shares.

1.2.  Existing relations between Gaz de France and Suez

Capital relations between the two companies

Gaz de France directly holds 8,049,212 shares of Suez, each with a par value of €2, representing 0.615% of the share capital of Suez based on the 1,308,941,953 shares outstanding as of the date of this report and 0.539% of the voting rights of Suez based on the 1,491,841,800 voting rights outstanding as of June 2, 2008.

Suez indirectly holds 9,800,000 shares of Gaz de France each with a par value of €1, representing 0.996% of the share capital and voting rights of Gaz de France based on the 983,871,988 outstanding shares and voting rights.

Common board directors

As of the date of this report (hereinafter the “Report”), Gaz de France and Suez have no common board directors.

Subsidiaries held jointly and dependence towards the same group

Gaz de France and Suez, through its subsidiary Fluxys, exercise joint control over Segeo SA (Société Européenne du Gazoduc Est-Ouest). Gaz de France holds 25% of Segeo SA and Fluxys, which is controlled by Suez, holds 75% of Segeo.

Segeo owns the infrastructure conveying natural gas between Gravenvoeren (Fouron-le-Comte) and Blaregnies. This facility, operated by Fluxys, carries gas intended for Belgium and France. Gaz de France undertook before the European Commission, in the context of the authorization granted by the Commission with respect to the Transaction, to sell its stake in Segeo to Fluxys.

Gaz de France and Suez hold, through GDF International and Fluxys, 47.5% and 5% respectively of the share capital of C4Gas SAS, which operates as a purchasing pool for non-gas products and services.

Gaz de France and Suez hold a joint indirect interest in the Climespace company, which specializes in cold network concessions awarded by local public authorities. Gaz de France (through Cofathec) controls 50% of the share capital of Climespace and Suez (through Elyo and Compagnie Parisienne de Chauffage Urbain) the remaining 50%.

At the end of April 2008, following the granting of the authorization by the European competition authorities, Suez and Gaz de France completed the acquisition of Teesside Power Limited. Gaz de France and Suez, through their subsidiaries, each hold 50% of this company and have entered into a shareholders’ agreement providing for a joint control. Following the Transaction, Teesside Power Limited will belong to the Energy Europe division, within the Energy Europe and International branch.

1.3.  Terms of the merger

On September 2, 2007, the Boards of Directors of Suez and Gaz de France approved the new guidelines of the contemplated merger of Suez with and into Gaz de France to form a new GDF SUEZ Group (“GDF SUEZ”).

This decision was announced in a joint press release on September 3, 2007.

The merger of Suez with and into Gaz de France provides for an exchange ratio of 21 Gaz de France shares for 22 shares of Suez shares, which represents approximately 0.9545 Gaz de France share for 1 Suez share (hereinafter the “Exchange Ratio”) and before the consummation of the merger the following transactions will occur:

i)	the merger of Rivolam with and into Suez through a simplified merger; Rivolam is a French société anonyme wholly owned by Suez, whose principal asset consists in the shares of Suez Environnement, and Suez Environnement holds with its subsidiaries, after the consummation of internal restructuring operations, all the environmental businesses of Suez, as described in the prospectus filed for the listing of the shares of Suez Environnement Company for trading on Euronext Paris;

ii)	the contribution by Suez, governed by the legal rules applicable to spin offs, of all the shares composing the share capital of Suez Environnement (hereinafter “Suez Environnement”) to an ad hoc company (hereinafter “Suez Environnement Company”);

iii)	the distribution by Suez to its shareholders (excluding itself) of 65% of the shares of Suez Environnement Company outstanding following the contribution (hereinafter, together with the contribution described in paragraph (ii), the “Spin Off-Distribution”);

iv)	The shares of Suez Environnement Company will be on Euronext Paris following the consummation of the Transaction.

In this Report, the Exchange Ratio has been assessed on the basis on the perimeter of Suez following the Spin Off-Distribution (“Adjusted Suez”). The value per share of Adjusted Suez has, therefore, been assessed on the basis of the value of the Suez equity less 65% of the value of the equity of Suez Environnement Company.

This Report is only issued to the attention of the Suez Board of Directors, and, pursuant to the AMF regulations, will be included in the prospectus prepared in connection with the merger of Suez with and into Gaz de France. The English translation of this Report will be inserted in the Form F-4 filed with the Securities and Exchange Commission.

The Report and the conclusions herein do not constitute a recommendation to a shareholder of Suez or Suez Environnement Company as to how such shareholder or any other person should vote or act on any matter relating to the Transaction.

In conducting its analysis, Oddo Corporate Finance used the documents and information received from Suez, Suez Environnement, Gaz de France, Suez’s financial advisors, BNP Paribas and JP Morgan (hereinafter the “Financial Advisors”) without being responsible for verifying the accuracy or completeness of these documents and information or for approving them. Likewise, Oddo Corporate Finance was not in charge of checking the accuracy of the historical data and the projections or forecasts used in this Report and its work has been limited to verifying their probability and consistency.

The Report consists of several distinct sections:

—	Sections 2 to 6 provide for a summary presentation related to Oddo Corporate Finance, the valuation works conducted during the last twelve months, the work performed in the context of this assignment, and the certificate of independence of Oddo Corporate Finance;

—	Section 7 provides for a summary presentation of Suez and Gaz de France groups;

—	Sections 8, 9, 10, 11 and 12 describe the valuation works conducted by Oddo Corporate Finance and analyze the characteristics of the Transaction;

—	Section 13 presents a critical analysis of the evaluation conducted by Suez’ Financial Advisors;

—	Finally, Section 14 presents the conclusions as to the fairness of the Exchange Ratio from a financial point of view to the Suez shareholders.

2.	Presentation of Oddo Corporate Finance

Oddo Corporate Finance is one of the subsidiaries of the Oddo et Cie group, which has various businesses in two principal areas:

—	the investment banking businesses, which include i) securities trading through Oddo Securities (sale and brokerage); ii) the corporate finance businesses through Oddo Corporate Finance, and iii) Oddo Services (account custody and administration);

—	the asset management businesses through Oddo Banque Privée and Oddo Asset Management.

The Oddo et Cie group, founded in 1849, is the leading French independent financial group. It has grown to date primarily through the acquisition of various entities, including Delahaye Finance (1997), Pinatton SCA (2000), NFMDA (2003), as well as the European stock brokerage operations of Crédit Lyonnais (2004) and Cyril Finance (2005).

Today, 80% of Oddo et Cie’s capital is owned by management and 20% by Allianz. As of December 31, 2007, its equity amounted to approximately €281 m and the group employed nearly 800 employees.

After having been approved as a financial company (statut de société financière) in 2005, Oddo et Cie has been approved as a private bank (statut de banque privée) since February 21, 2007.

Its subsidiary Oddo Corporate Finance holds all the investment banking operations. It employs 40 specialists; Oddo Corporate Finance offers equity services including advising on mergers and acquisitions, LBOs, tender offers, IPOs, stock and bond placements, financing, corporate broking activities, and enterprise valuation.

All the subsidiaries of the Oddo et Cie group are located in Paris and have additional premises in France (Lyon, Toulouse, Strasbourg and Lille) and abroad (Madrid and New York) for purposes of conducting certain equity, derivatives and structured products operations or private investment management.

The corporate offices of the group are located 12 boulevard de la Madeleine — 75440 Paris Cedex 09. Oddo Corporate Finance, a wholly owned subsidiary of Oddo et Cie, is a French partnership with shares (société en commandite par actions) with a share capital of €4,050,000 registered with the Paris Trade and Companies Registry under No. 317 665 289.

3.	List of the recent valuation works conducted by Oddo Corporate Finance

Among the valuation works conducted by Oddo Corporate Finance which have been publicly disclosed, Oddo Corporate Finance has in particular carried out the following works in France in 2007:

—	A fairness opinion on the standing offer (garantie de cours) followed by the squeeze-out on the Provimi group;

—	A valuation report on the acceptability for the consolidated financial structure of the Provimi group of the distribution of an exceptional dividend resulting from the operations referred to above.

4.	Certificate of independence

Notwithstanding the above, we hereby certify, for purposes of Article 261-4(II) of the AMF General Regulations, the absence of any past, present or future relations, known to us, between ourselves on the one hand and Gaz de France and Suez and their respective Financial Advisors on the other hand, which could affect our independence or the objectivity of our judgment during the performance of our assignment.

We have identified the situations described below as potentially falling within the scope of Article 1 of Instruction No. 2006-08 of July 25, 2006 concerning independent valuation, adopted to implement Section VI of Book II of the AMF General Regulations (hereinafter the “Instruction”):

(i)	Oddo Securities regularly publishes financial analyses regarding Suez and Gaz de France. We believe that these publications do not place Oddo Corporate Finance in a situation of conflict of interests with the legal entities concerned by the Transaction and their advisors within the meaning of Article 261-4 of the AMF General Regulations and do not correspond to the situations described in Article 1 of the Instruction.

In fact, the financial analysts at Oddo Securities who prepare the research reports are separate from the team responsible for preparing the Report by a strict Chinese wall. This Chinese wall ensures that the financial analysts of Oddo Securities do not have access to the confidential information held by the Oddo Corporate Finance team responsible for preparing the Report.

Therefore, this Report has been prepared on the basis of information distinct from the information in the possession of the financial analysts at Oddo Securities who could issue an opinion different from the one expressed in this Report.

(ii)	In the ordinary course of its business, Oddo Asset Management, an entity of the Oddo et Cie group, holds shares of Suez and Gaz de France within its portfolio of UCITS and may buy, hold, sell or engage in any other type of transaction involving the securities or financial instruments of Suez and Gaz de France. However, given the very limited number of shares so held and the existence of Chinese walls within the Oddo et Cie group, we consider, pursuant to Article 261-4(II) of the AMF General Regulations and Article 1 of the Instruction, that these situations are not likely to affect our independence or the objectivity of our judgment.

5.	Amount of the compensation received by Oddo Corporate Finance

The compensation received by Oddo Corporate Finance for this fairness opinion amounts to €1,500,000 before taxes. This amount is not contingent upon the conclusions of this Report.

6.	Description of the diligences performed by Oddo Corporate Finance

In performing its assignment, Oddo Corporate Finance set up a team of five specialists. The members of the team are as follows:

Name	Position

Franck Ceddaha	Managing partner (associé gérant)
Laurent Durieux	Manager
Benoît Perrin d’Arloz	Manager
Florian Touchard	Senior Assistant (chargé d’affaires senior)
Arnaud Saint-Clair	Senior Assistant (chargé d’affaires senior)

Since the appointment of Oddo Corporate Finance by the board of directors of Suez on March 6, 2008, this dedicated team met on several occasions with:

—	the management of Suez, including its executive management, representatives of the group’s cost accounting (contrôle de gestion du groupe) and members of the corporate finance team;

—	the management of Suez Environnement, including executive its management and representatives of the group’s cost accounting (contrôle de gestion du groupe);

—	the management of Gaz de France, including its executive management and representatives of the Finance Department and the Strategic Department.

We also conducted interviews with:

—	representatives of Suez Financial Advisors BNP Paribas and JP Morgan;

—	representatives of certain Suez shareholders, particularly Groupe Bruxelles Lambert and Sofina;

—	representatives of the French Autorité des Marchés Financiers;

—	representatives of the French Association for the defense of minority shareholders;

—	the appraisers in relating to the merger of Suez with and into Gaz de France (Commissaires à la fusion)

List of the main documents reviewed by Oddo Corporate Finance
within the scope of its assignment	Date of preparation of the documents

Documents relating to the merger
File sent to the European discussion authority on October 5, 2007 Agreement for the merger of Suez with and into Gaz de France and its schedules	Draft of May 27, 2008
Framework Agreement between Suez SA, Suez Finance SA, Suez Finance SA, Suez Environnement Company and Suez Environnement SA	Draft of May 27, 2008
Agreement for the merger of Rivolam with and into Suez	Draft of May 27, 2008
Spin-Off Agreement between Suez and Suez Environnement Company	Draft of May 27, 2008
Prospectus relating to the issuance and listing of the GDF Suez shares upon consummation of the merger of Suez with and into Gaz de France and to be filed for approval by the AMF	Draft of May 16, 2008
Form-4 registration statement to be filed with the Securities and Exchange Commission	Draft of May 27, 2008
Letter from Knight Vinke Asset Management to the Board of Directors of Suez	November 17, 2006
Memorandum regarding the “remedies” (remèdes)	May 13, 2008
Memorandum regarding the golden shares in the Suez and Gaz de France groups	April 11, 2008
Documents provided to the employee representative bodies of Suez and Gaz de France
Clearing agreement for the Gaz de France/Suez merger between Caceis Corporate Trust, Suez and Gaz de France	Draft of June 3, 2008
Clearing agreement for the allocation of the shares of Suez Environnement Company between Caceis Corporate Trust and Suez	Draft of June 3, 2008
Report prepared by BNP Paribas and JP Morgan on the valuation items retained to assess the terms of the Transaction	May 21, 2008
Memo regarding the accounting treatment of the Transaction	April 28, 2008 and May 19, 2008

Suez
Consolidated financial projections 2007-2010
2007 Annual Report (document de référence)
Consolidated financial statements (2005, 2006 and 2007)
Draft resolutions to be submitted to the ordinary and extraordinary meeting of Suez on July 16, 2008	Draft of May 27, 2008

Suez Environnement
Consolidated financial projections 2007-2010
AMF prospectus prepared for the listing of the shares of Suez Environnement Company on Euronext Paris	Draft of May 13, 2008
Consolidated financial statements (2005, 2006 and 2007)
By-laws of Suez Environnement Company	Draft of February 12, 2008
Shareholders’ agreement among the Principal Shareholders of Suez Environnement Company	Draft of May 28, 2008
Trademark license agreement between Suez and Suez Environnement	Draft of June 2, 2008
Short form agreement relating to the transfer of the business in Argentina between Suez and Suez Environnement	Draft of June 3, 2008
Agreement for the cooperation and the joint functions between Suez and Suez Environnement Company	Draft of May 22, 2008

List of the main documents reviewed by Oddo Corporate Finance
within the scope of its assignment	Date of preparation of the documents

Gaz de France
Consolidated financial projections 2007-2010
2007 Annual Report
Consolidated financial statements (2005, 2006 and 2007)
Draft resolutions to be submitted to the ordinary and extraordinary meeting of Gaz de France on July 16, 2008	Draft of May 28, 2008

We considered that all information (whether from an economic, legal, tax, accounting or financial nature) that was provided to us by Suez, Suez Environnement, Gaz de France or Suez Financial Advisors in the context of our assignment was reliable and provided in good faith. We did not confirm or verify the 2007-2010 financial projections which were prepared during the first semester of 2007 by Suez, Suez Environnement and Gaz de France whether it be in terms of accuracy or completeness. We did, however, review the overall consistency of these prospective data as compared to the recent historical performances of each group and to the oral explanations given by Suez, Suez Environnement and Gaz de France concerning their prospects.

Finally, even though our work is based on an analysis of the historical and prospective financial information of Suez, Suez Environnement and Gaz de France, it constitutes by no means an audit, or even a limited review of this financial information.

7.	Summary presentation of the companies involved in the Transaction

All the information included in this section derives from the public documents provided by the two groups.

7.1.  Presentation of Suez

Suez results from the merger between Compagnie de Suez and Lyonnaise des Eaux in June 1997.

Compagnie de Suez, which built and operated the Suez canal until it was nationalized by the Egyptian government in 1956, became a holding company holding various equity interests in Belgium and France, notably in the financial services and energy industries. Lyonnaise des Eaux was a company with businesses diversified in the management and treatment of water and waste, construction, communication and management of technical facilities.

Following this merger, Suez progressively ceased to be a conglomerate to become an international group specializing in the production of electricity and gas and related services. In addition, the group offers environmental services. Suez serves municipalities, businesses and consumers.

In 2007, Suez recorded revenues of €47,475 m, a gross operating income1 of €7,965 m, a current operating income of €5,175 m and a net income, group share, of €3,924 m which compare for 2006 to €44,289 m, €7,083 m, €4,497 m and €3,606 m respectively.

The net financial debt of the group as of December 31, 2007 amounted to €13,092 m, i.e. a debt ratio of 52.7%. As of May 16, 2008, the market value of Suez was €57.6 bn.

The Suez group is composed of four divisions:

—	Suez Energie Europe (SEE, 37.1% of 2007 revenues): production, conveyance and distribution of electricity and gas in Europe;

—	Suez Energie International (SEI, 13.9% of 2007 revenues): production, conveyance and distribution of electricity and gas on international markets;

1 According to Suez’s definition, gross operating income is defined as current operating income — net amortization, depreciation and provisions + financial income excluding interest + share in the income/loss of associates — share based payment — net disbursements under concession contracts

—	Suez Energie Services (SES, 23.7% of 2007 revenues): energy services, mainly in Europe (engineering, installation, maintenance and management of electrical or thermal equipment, pipeline systems and energy networks);

—	Suez Environnement (SE, 25.3% of 2007 revenues): environmental services, mainly in Europe (drinking water distribution and waste water treatment, design and construction of facilities, collection and treatment of industrial and hazardous waste).

Suez generates about one-fourth of its revenues in France, one-fourth in Belgium and approximately one-third in other European countries. The balance of its revenues is recorded in North America, Asia, the Middle East and Africa.

7.1.1  Suez Energie Europe (SEE)

Suez Energie Europe produces and supplies electricity, natural gas and energy products and services through its subsidiary Electrabel. In addition, Suez holds a 57.3% interest in Distrigaz (a trading company, the principal activity of which is to purchase and sell natural gas in Europe) and in Fluxys (the operator of the natural gas transportation infrastructure in Belgium).

In 2007, Suez Energie Europe recorded revenues of €17,610 m, gross operating income of €3,574 m, and a current operating income of €2,622 m compare in 2006 to €15,971 m, €3,060 m and €2,141 m respectively.

Electrabel represents 86.4% of the revenues of Suez Energie Europe (€15,222 m), and Fluxys and Distrigaz represent 13.6% (€2,388 m).

7.1.2  Suez Energie International (SEI)

Suez Energie International focuses on the production, conveyance and distribution of electricity and the transport and distribution of natural gas. The group operates in North America, Latin America, the Middle East, Asia and Africa. Finally, this division includes the liquefied natural gas operations (production, liquefaction, transport, re-gasification).

In 2007, Suez Energie International generated revenues of €6,577 m, gross operating income of €1,666 m, and a current operating income of €1,204 m which compare in 2006 to €6,242 m, €1,566 million and €1,099 m respectively.

Suez Energie International earned 55.0% of its 2007 revenues in North America (€3,618 m), 26.2% in Latin America (€1,726 m) and 16.5% in the Middle East, Asia and Africa (€1,084 m). The other countries represented 2.3% of the revenues.

7.1.3  Suez Energie Services (SES)

Suez Energie Services offers to its customers (industry, tertiary, public authorities and administrations) services related to the energy sector:

—	engineering and design through its subsidiary Tractebel Engineering, particularly engineering and consulting solutions for facilities - feasibility studies, operational and maintenance assistance, dismantling);

—	installation and maintenance of electrical, mechanical and air conditioning plants , through its subsidiaries Axima, Endel, Ineo, Fabricom GTI, GTI and Seitha;

—	energy services such as managing the energy and utilities necessary for industrial processes, maintenance of thermal and technical equipment, facility management and management of urban heating and cooling networks through its subsidiaries Elyo and Axima Services.

Suez Energie Services also includes electricity and gas companies specializing in electrical production and distribution in Monaco and in the Pacific.

In 2007, Suez Energie Services generated revenues of 11,266 m, a gross operating income of €801 m and a current operating income of €555 m which compare in 2006 to €10,637 m, €591 m and €392 million respectively.

Suez Energie Services recorded 50% of its 2007 revenues in France (€5,633 m), 28% in the Benelux countries (€3,154 m) and 22% on international markets (€2,478 m).

7.1.4  Suez Environnement (SE)

Suez Environnement operates in the water and waste management industries.

In the water industry, Suez Environnement covers the entire value chain of the water cycle: studies, modeling of underground water tables, design and construction of drinking water production plants, treatment of waste water and treatment of sludge. The group ensures the distribution to consumers, collects and treats waste water, manages and recycles the waste resulting from household and industrial activities. Suez Environnement serves approximately 68 million people with drinking water worldwide. Suez Environnement also provides consulting and design services related to these activities.

Suez Environnement also operates on the entire waste management cycle under the Sita brand: collection of non-hazardous waste for municipalities and businesses, sorting, pre-treatment, recycling and recovery, management of hazardous wastes, soil rehabilitation (treatment of sites, soil, dismantling and reconversion of buildings) disassembly of vehicles, aircraft and ships, and urban sanitation and cleaning services (maintenance of urban assets, maintenance of municipal networks).

At the end of 2007, Suez Environnement offered collection operations to nearly 46 million individuals, used a fleet of 11,800 vehicles, operated 116 composting sites, 47 incineration sites, 564 sorting and transfer stations, and 146 storage centers.

In 2007, Suez Environnement earned revenues of €12,022 m, a gross operating income of €2,102 m and a current operating income of €1,077 m, compared with €11,439 m, €1,983 m and €1,044 m respectively in 2006.

Suez Environnement recorded 45.8% of its 2007 revenues in the Europe Waste Treatment segment (€5,508 m), 32.4% in the Water Europe segment (€3,897 m) and 21.8% on international markets (€2,617 m).

7.2.  Presentation of Gaz de France

Formed as a state-owned company (EPIC) by the law nationalizing the gas industry in 1946, the goal of Gaz de France was initially to manage the production and distribution of gas, which was for the most part manufactured before the discovery of a natural gas field at Lacq in the early 1950’s.

In addition to national gas production and in response to a steadily growing demand, Gaz de France moved toward the businesses of trading, transport and distribution of natural gas. The group then initiated a policy of supply contracts abroad (the first was signed with Algeria in 1964).

In the context of its strategy to diversify its resources, Gaz de France also participated in major transport infrastructure projects: transit gas pipelines, then liquefied natural gas (LNG) chains. In France, the development of these infrastructures included the expansion of the distribution network to small end customers. In addition, Gaz de France developed natural gas storage capacities to ensure the continuity of deliveries and offset seasonal changes in demand and prices.

Early in the 1990’s, Gaz de France drove its international expansion in the context of a deregulation of the energy markets, taking significant positions in gas distribution and marketing operations in Germany, Italy, the United Kingdom, Belgium and even in the countries of Central and Eastern Europe. In order to control a portion of its supplies and to control costs, Gaz de France at the same time started its exploration and production activities, and moved into electricity production and sale.

Today, Gaz de France is the leading natural gas supplier in France, and one of the European leaders. Through its subsidiary GRTgaz, Gaz de France is also the operator of the longest European high-pressure transportation network and operates, through its subsidiary GrDF, the longest European distribution network. Gaz de France has a portfolio of about 11 million customers in France and a share of 3.7 million customers abroad, primarily in Europe. In 2007, the group sold 730 TWh of natural gas.

In 2007, Gaz de France generated consolidated revenues of €27,427 m a Gross Operating Income2 of €5,666 m and a net income, excluding minority interests, of €2,472 m. As of December 31, 2007, the net financial debt3 of Gaz de France amounted to €2,734 m. Its market value was €40.6 bn as of May 16, 2008.

The group is composed of six business segments within two areas of business:

—	The Energy Supply and Services business includes the following segments:

•	Exploration-Production;

•	Energy Purchase-Sale;

•	Services.

—	The Infrastructures business holds all the transportation and distribution activities in the following areas:

•	Transportation-Storage;

•	Distribution France;

•	Transportation-Distribution International.

7.2.1  Exploration-Production

In order to directly control a portion of its supplies and the related costs, Gaz de France had 667 Mboe of proven and probable reserves (2P reserves), 74% of which were natural gas and 26% liquid hydrocarbons in 2007. These reserves are primarily located in Norway (48% of the proven and probable reserves in 2007), in Germany (23%), the Netherlands (15%) and in the United Kingdom (11%). This level of proven and probable reserves does not, however, include the reserves from Touat (Algeria), which should be included in 2008.

In 2007, the production of 42.4 Mboe came from: the Netherlands (34%), Germany (28%), the United Kingdom (27%), and Norway (10%). Nearly half of the natural gas production was sold to the Energy Purchase-Sale business segment.

In 2007, the Exploration-Production operations generated revenues of €1,717 m and a gross operating income of €1,127 m, compared with €1,659 m and €1,270 m respectively in 2006.

7.2.2  Energy Purchase-Sale

This business segment includes mainly the marketing and trading of gas and, to a certain extent, electricity businesses and certain related services (which include electric production).

In 2007, natural gas sales by the Energy Purchase-Sale segment totaled 609 TWh, and electricity sales 17.6 TWh. Two-thirds of the natural gas sales were made to French customers (versus 21% to international customers), 41% of which were business customers (primarily professionals, small and medium businesses, apartments, certain private and public tertiary customers and local public authorities), 31% were residential customers and 22% were major industrial and commercial customers.

Gaz de France organizes its supplies by relying primarily on a diversified portfolio of long-term contracts with producers located in Norway, Algeria, Russia, the Netherlands, the United Kingdom, and Nigeria and, more recently, in Libya and Egypt. As one of the European leaders in the purchase of natural gas and the import of liquefied natural gas, Gaz de France also had a fleet of 12 LNG tankers as of December 31, 2007.

The energy trading business is carried out by Gaselys, a company jointly held by the group (51%) and Société Générale (49%). The objective is to trade on the short-term electricity and gas markets in Europe, primarily in order to complete or reduce the supply portfolio at the best price. Sales on the short-term market account for 13% of the group’s natural gas sales.

2 Gross operating income as defined by Gaz de France, i.e. before replacement expenses relating to the concession and the employees’ shareholding.
3 Excluding the impact of financial instruments

Gaz de France is also an electrivity producer and currently owns the combined cycle gas plants of Teesside (1,875 MWel) in the United Kingdom and DK6 (788 MWel) in France, the Shotton co-generation plant (215 MWel) in the United Kingdom, and interests in SPE (about 1,600 owned MWel) in Belgium, and AES Cartagena (1,200 MWel) in Spain. Two combined cycle plants will be operational early in 2009 (Cycofos — 480 MWel) and early 2010 (Montoir-de-Bretagne — 430 MWel), as well as a high-tech plant in Saint-Brieuc in 2011 (200 MWel).

A line of associated services are primarily offered by Savelys, the French leader in servicing and maintaining individual boilers and small heating plants.

In 2007, the Energy Purchase-Sale segment generated revenues of €20,041 m and a gross operating income of €1,075 m, compared with €20,455 m and €529 m respectively in 2006.

7.2.3  Services

As part of the strategy of the Gaz de France group to provide assistance and integration downstream and upstream, this business segment offers energy supply related services in all countries where it sells energy, primarily in France, Italy and the United Kingdom.

The services consist in maintenance and management services for energy or industrial facilities in a controlled environment (Cofathec), power production services (Finergaz), and services related to the construction and operation of natural gas vehicle stations (GNVert).

In 2007, the Services segment generated revenues of €1,807 m and a gross operating income of €129 m compared with €1,801 m and €117 m respectively in 2006.

7.2.4  Transportation-Storage

In France, Gaz de France holds a privileged position at the center of European trade and owns the longest European high-pressure natural gas transportation network to carry gas, both for third parties and for its own account.

As of December 31, 2007, its French network consisted of 31,717 km of gas pipelines, including 6,786 km in the main network, plus 24,931 km in regional networks. This French gas transmission network is operated by the subsidiary GRTgaz on behalf of Gaz de France and, pursuant to European directives, on behalf of third parties.

The Transportation-Storage segment also includes interests in the networks of Megal (Germany), Segeo (Belgium) and Bog (Austria), which total 1,500 km (contributing length of 474 km).

The group also holds, through its two LNG terminals (Montoir-de-Bretagne with re-gasification capacities of 10 Gm3 per year, and Fos Tonkin with 7 Gm3 per year), the second largest LNG receiving capacity in Europe. The Fos Cavaou site (8.25 Gm3 of LNG per year), which is 70% owned by Gaz de France and 30% by Total, should be operational in the first half of 2009.

In addition, its storage capacities in France (12 underground storage sites, 11 of which are fully owned, and which offer a useful storage capacity of about 9 billion cubic meters) are among the largest in Europe.

In 2007, the Transportation-Storage segment generated revenues of €2,494 m and a gross operating income of €1,534 m compared with €2,355 m and €1,357 m respectively in 2006.

7.2.5  Distribution France

This segment includes the management and operation of the distribution networks in France — investment, replacement, maintenance — which have been sold to the subsidiary GrDF on December 31, 2007, and which are primarily intended to transport gas for its own account and for third parties. The distribution networks are operated under a system of concessions granted by local communities.

The French distribution networks of Gaz de France form the longest natural gas distribution network in Western Europe, with 185,839 km and 9,202 municipalities connected, representing about 77.4% of the French population. Gaz de France operates its network under a system of long-term concessions, almost all of which must be renewed at expiration, pursuant to Statute no. 46-628 of April 8, 1946.

Gaz de France has set up a joint management with EDF (eRDF). This entity is active on the construction, operation and maintenance of the electricity and gas distribution networks and on the management of metering facilities, thus generating economies of scale.

In 2007, the Distribution France segment generated revenues of €3,076 m and a gross operating income of €1,291 m compared with €3,289 m and €1,412 m respectively in 2006.

7.2.6  Transportation-Distribution International

The group holds interests in several gas transportation and distribution companies, primarily in Europe (Germany, Hungary, Slovakia, Portugal, Romania, Italy) and Mexico. In general, these entities market the gas. This segment sold 131 TWh of natural gas to 3.7 million customers in 2007.

Gaz de France also holds power production capacities of about 400 MWel in Belgium through its subsidiary SPE.

In 2007, the Transportation-Distribution International segment generated revenues of €5,202 m and a gross operating income of €491 m compared with €5,178 m and €498 m respectively in 2006.

8.	Methodologies

In this Report, the Exchange Ratio was assessed on the basis of Adjusted Suez, which corresponds to Suez after the distribution of 65% of Suez Environnement Company to the shareholders of Suez (other than Suez itself). The value per share of Adjusted Suez was, thus, determined, for all the valuations, on the basis of the value of Suez’ equity less 65% of the value of Suez Environnement Company’s equity, taking into account the debt which will be carried by Suez Environnement Company.

8.1.  Methodologies followed

The fairness of the Exchange Ratio, from a financial point of view, to Suez shareholders was analyzed on the basis of i) a multi-criteria valuation approach and ii) a study of the characteristics of the Transaction.

8.1.1  Multi-criteria valuation approach to the Exchange Ratio

In order to calculate a range of values per share of each of Adjusted Suez and Gaz de France as of May 16, 2008, we have applied a multi-criteria analysis incorporating two valuation methods:

i)  A market valuation based on:

—	an analysis of the trade prices of Suez and Gaz de France as of May 16, 2008 and August 28, 2007;

—	an analysis of the target prices of the analysts covering the two companies since September 3, 2007;

—	the application of the 2008 and 2009 trading multiples of comparable companies to the consolidated data for Adjusted Suez and Gaz de France.

ii) An intrinsic approach based on the discounted cash flow (DCF) methodology. This analysis was conducted entity by entity for each division of Adjusted Suez and each segment of Gaz de France and was backed, as the case may be, by an analysis of trading multiples of comparable companies for each division of Adjusted Suez and each segment of Gaz de France.

8.1.2  Analysis of the characteristics of the Transaction

The following elements were analyzed:

i) the financial terms of the Transaction, and notably:

—	the impact for the Suez shareholders of the synergies resulting from the Transaction;

—	the implied multiples of Adjusted Suez in the context of the Transaction, which were compared to the multiples of strategic transactions in the industry.

ii) the context of the Transaction, and notably:

—	the negotiation process between Suez and Gaz de France which led to the Transaction;

—	the role of the French State as market regulator and main shareholder of GDF SUEZ;

—	the commitments taken by the two groups towards the European Commission to sell certain assets (defined as the “remedies”)

iii) the terms and conditions of the Spin Off-Distribution.

8.2.  Methodologies not followed

The following methodologies were not used to conduct our analysis:

—	the net book value or adjusted net book value methodology because it does not reflect either the prospects of the companies or their ability to generate income and cash flows and because this methodology is generally used to value portfolio companies holding minority financial interests (whereas Suez and Gaz de France essentially own majority controlled operating assets). In addition, these aggregates do not take into consideration the respective levels of intrinsic profitability of the two groups. For information purposes only, based on the equity (less the minority interests) as of December 31, 2007 which amounted to €18.0 bn with respect to Gaz de France, to €22.2 bn with respect to Suez and to €3.6 bn with respect to Suez Environnement, the ratio based on the equity (less the minority interests) of Gaz de France and the equity (less the minority interests) of Adjusted Suez as of December 31, 2007 would amount approximately to 0.91[4].

—	the dividend valuation methodology since the enrichment of the purchaser of a share derives not only from this dividend but from the overall earnings of the company. Thus, the dividend is only a partial factor in the calculation, unless one considers that the net income is distributed in its entirety, which has not been the case for Suez and Gaz de France in the past years. In addition, Gaz de France has no relevant history of dividend distributions insofar as i) the amount of the 2004 dividend was announced and paid before the IPO of Gaz de France in 2005 and ii) the amount of the 2005 Gaz de France dividend was announced and paid after the announcement of the first proposed merger with Suez early in 2006. Finally, the analysis in the present situation would be biased because of the Spin Off-Distribution.

—	the methodology using the ratio of the net earnings per share and the cash flow from operations per share, which does not take into account the creation of values by the two groups.

For information purposes only, the table below set forth the compared yield and distribution rates since the IPO of Gaz de France, i.e. on the basis of the dividends for fiscal years 2005, 2006 and 2007.

	Suez (€)	Gaz de France (€)

Dividend per share 2005	1.00	0.68
Dividend per share 2006	1.20	1.10
Dividend per share 2007	1.36	1.26

Source: Oddo Corporate Finance

4 Additional explanations from Oddo: The data regarding the application for illustrative purposes of the net book value are extracted, for Suez and Gaz de France, from the 2007 consolidated financial accounts disclosed in their respective annual report (Document de référence) and, for Suez Environnement, from the 2007 combined financial accounts disclosed in the draft prospectus of Suez Environnement Company. Moreover, Oddo determined the equity (less the minority interests) of Adjusted Suez by decreasing the equity (less the minority interests) of Suez by 65% of the equity (less the minority interests) of Suez Environnement.

The yield and payout ratios of Suez and Gaz de France over the period are detailed below.

	Yield (%)(1)		Payout ratios (%)
	Suez (€)	Gaz de France (€)	Suez (€)	Gaz de France (€)

2005	3.8%	2.7%	42%	24%
2006	3.1%	3.2%	44%	47%
2007	2.9%	3.2%	44%	50%

Source Oddo Corporate Finance

(1)	Based on the closing share price as of December 31

—	The methodology based on the consolidated discounted cash flows of the two companies, because the two companies conduct businesses with very different growth, margins, predictability, capital intensity, regulatory risk and country risk levels, particularly Gaz de France.

—	The methodology of reference to recent capital transactions insofar as there has been no recent significant transactions involving Adjusted Suez and Gaz de France.

—	The comparable transactions methodology because this methodology is generally relevant in the context of takeover transactions. The Transaction has been structured as a merger of equals that does not result in Gaz de France gaining control over Suez.

For the same reasons, we did not use this method for an intrinsic sum of the parts valuation of Adjusted Suez and Gaz de France. However, the implied multiples of Adjusted Suez in the context of the Transaction were analyzed when we reviewed characteristics of the Transaction.

8.3.	Other factors used in the methodologies

8.3.1  Suez

The following adjustments were made for purposes of calculating an equity value from an enterprise value:

—	Net financial debt and derivative financial instruments as of December 31, 2007;

—	Minority interests at their market value for listed companies and at their book value for non-listed companies;

—	Investments in companies accounted for by the equity method valued at their market value for listed companies, on the basis of a P/E ratio for non listed companies or on the basis of valuations by financial analysts;

—	Investments in short term securities restated at their market value for listed companies and at their book value for non listed companies as of December 31, 2007;

—	Provisions for pensions after taxes as of December 31, 2007;

—	Nuclear and dismantling provisions at their book value as of December 31, 2007;

—	Provisions for rehabilitation of sites at their book value as of December 31, 2007;

—	Other adjustments: delayed investments, other loans and receivables, restatement of major acquisitions made or delayed in relation to the financial projections provided and stock purchases in the first quarter.

The adjusted net debt of Suez totaled €18.0 bn.5

The number of shares used is the number as of April 30, 2008, which amounts to 1,308.3 million, adjusted:

—	for 35.7 million treasury shares;

5 Additional explanations from Oddo Corporate Finance: In the aggregate, the adjusted net debt for Suez amounts to €18.0 bn. This is an assumption used by Oddo Corporate Finance which may differ from the figures used by Suez in the prospectus, related to the Transaction.

—	24.1 million shares related to the dilutive impact of all the stock option plans allocated among the plans set up between 1997 and 2008 using the treasury shares method.

The trade price retained to calculate the impact of the stock-options is the closing trade price of Suez on May 16, 2008, not adjusted to take into account the ordinary dividend of €1.36 per share. The number of shares used in this Report amounts to 1,296.6 million.

Regarding Suez Environnement, the following adjustments were made for purposes of calculating an equity value from an enterprise value:

—	Net financial debt and derivative financial instruments as of December 31, 2007;

—	Minority interests at their market value for listed companies and at their book value for non-listed companies;

—	Investments in companies accounted for by the equity method taken at their market value for listed companies, on the basis of a P/E ratio for non listed companies or on the basis of valuations by financial analysts;

—	Investments in short term securities restated at their market value for traded companies and at their book value for non listed companies as of December 31, 2007;

—	Provisions for pensions after taxes as of December 31, 2007;

—	Nuclear and dismantling provisions at their book value as of December 31, 2007;

—	Provisions for rehabilitation of sites at their book value as of December 31, 2007;

—	Other adjustments: other loans and receivables, restatement of major acquisitions made or delayed compared to the major acquisitions included in the financial projections provided.

The adjusted net debt of Suez Environnement totaled €5.3 bn.6

Finally, in this Report, the implied or calculated valuations of Suez Environnement refer to the value of the environmental business of Suez and shall not be assimilated to an analysis of the valuation of Suez Environnement Company, whose listing on Eurolist is contemplated.

8.3.2  Gaz de France

The following adjustments were made for purposes of calculating an equity value from an enterprise value:

—	Net financial debt and derivative financial instruments at December 31, 2007;

—	Minority interests valued on the basis of a P/E ratio;

—	Investments in companies accounted for by the equity method and other securities available for sale valued at market value for listed securities and valued on the basis of a P/E ratio or taken at their book value as of December 31, 2007 for non listed securities;

—	Provisions for pensions and other employee benefits after taxes, at their book value as of December 31, 2007;

—	Provisions for rehabilitation of sites at their book value as of December 31, 2007;

—	Other adjustments: long-term loans and receivables, delayed investments, treasury share purchases between January 1 and April 30, 2008, deferred taxes, correction of the seasonality of working capital requirements and tariffs catch-up.

6 Additional explanations from Oddo Corporate Finance: In the aggregate, the adjusted net debt of Suez Environnement amounts to €5.3 bn. This is an assumption used by Oddo Corporate Finance which may differ from the figures used by Suez Envrionnement Company in the prospectus related to the Transaction.

The adjusted net debt of Gaz de France totaled €3.6 bn.7

The number of shares used is calculated on the basis of the number of shares as of December 31, 2007 net of the treasury shares purchased between January 1 and April 30, 2008, i.e., a total of 968.8 million shares.

9.	Market approach to the Exchange Ratio

The market approach to the Exchange Ratio is based on:

—	the analysis of the trade prices of the shares of Suez and Gaz de France as of May 16, 2008 and as of August 28, 2007;

—	the analysis of the analysts’ target stock prices of the two companies since September 3, 2007;

—	the application of the 2008 and 2009 multiples of trading comparables for Adjusted Suez consolidated and Gaz de France consolidated.

9.1.  Trade price methodology

The recent changes in the trade prices of the two groups constitute a pertinent reference because of the liquidity of the two groups’ securities and the fact that the two groups have been covered by financial analysts.

In this analysis, the ranges of implied values per share of Adjusted Suez and Gaz de France were calculated on the basis of spot prices and of the volume weighted average share prices for the periods of 1-month, 3-month, 6-month and 1-year of Suez and Gaz de France; the value per share of Adjusted Suez was determined on the basis of the per share value of Suez less 65% per Suez share of Suez Environnement which was valued by applying the multiples of trading comparable companies (see Section 9.3.1).

In addition, we conducted an analysis of the implied market valuation of Suez Environnement on the basis of spot prices and of the daily volume weighted average share prices for the periods of 1-month, 3-month, 6-month and 1-year of Suez and Gaz de France adjusted for the Exchange Ratio.

9.1.1  Market analysis of the Exchange Ratio

Suez

We analyzed the historical closing share prices and the daily volume weighted average share prices for Suez:

—	as of August 28, 2007, the last trading day before rumors affected the share price and before the announcement of the Transaction;

—	as of May 16, 2008.

7 Additional explanations from Oddo: In the aggregate, the adjusted net debt of GDF amounts to €3.6 bn. This is an assumption used by Oddo Corporate Finance which may differ from the figures used by GDF in the prospectus, related to the Transaction.

Analysis of the stock as of May 16, 2008:

Since the announcement of the Transaction, the Suez price has changed as follows:

Share price evolution since the announcement of the Transaction

Sources: Datastream, company, press

Comments

Ref.	Date	Comments

1	09/03/07	Announcement of the new proposed merger of Suez with and into Gaz de France
2	10/15/07	Announcement of the operational and financial targets, the GDF Suez governance and the contemplated timeline
3	10/15/07	Nicolas Sarkozy defends the Suez GDF merger before GDF employees
4	10/25/07	Gaz de France and Suez are ready to launch the sale the assets requested by the European Commission
5	01/07/08	The European Discussion Group of Suez renders a negative opinion on the merger
6	01/18/08	Suez, Caixa et Hisusa hold jointly 90.01% of Agbar
7	01/22/08	The Crédit Agricole sells its Suez shares
8	01/22/08	The Paris Court considers that the Workers’ Council (CCE) shall receive additional information regarding the merger
9	02/01/08	Revenues are up 7.2% for 2007
10	02/22/08	Rumors regarding a joint offer of Suez and Terra to acquire Biffa
11	02/26/08	Suez abandons its offer on Biffa
12	02/26/08	Announcement of the Suez 2007 results
13	03/10/08	Suez Environnement purchases 100% of the share capital of the Swedish company Sita Sverige
14	03/11/08	The European Workers’ Council (CEE) of Gaz de France votes against the merger with Suez

Ref.	Date	Comments

15	03/18/08	Suez Environnement purchases Utility Service Company (United States)
16	03/26/08	Suez selects EDF, ENI, E.ON for the acquisition of its 57% stake in Distrigaz
17	04/01/08	Presentation of the ajustments in the organization of the new GDF Suez group
18	07/04/08	Suez Environnement invests in the Chinese company Chongqing Water Group
19	04/13/08	Gérard Mestrallet confirms the timeline of the merger
20	04/28/08	Completion of the acquisition by Gaz de France and Suez of Teesside Power
21	05/06/08	Announcement of the payment of the dividend related to the 2007 fiscal year of €1.36 per share

The Suez spot prices and the volume weighted average prices for the periods of 1-month, 3-month and 6-month and the volume weighted average prices for the period September 3, 2007 are set forth below.

Value per Suez share as of May 16, 2008

€	Suez

Spot price	45.4
1-month VWAP	45.6
3-month VWAP	42.9
6-month VWAP	43.6
VWAP since Sep 3, 2007	43.0

Source: Datastream

The values per share of Adjusted Suez, less 65% of the value of Suez Environnement per share of Suez which value of Suez Environnement is obtained by applying the multiples of trading comparable companies, are set forth below.

Value per Adjusted Suez share as of May 16, 2008

€	Adjusted Suez

Spot price	38.4
1-mon WAP	38.6
3-mon WAP	36.0
6-mon WAP	36.7
WAP since Sep 3, 2007	36.1

Source: Datastream

Analysis of the stock as of August 28, 2007:

Before the announcement of the Transaction and since February 2006, the Suez stock price changed as follows:

Share price evolution before the announcement of the Transaction

Source: Datastream, company, press

Comments

Ref.	Ref.	Comments

1	02/25/06	Announcement of the new proposed merger of Suez with and into Gaz de France
2	03/06/06	Speculative period related to rumors of a counter-offer from Enel on Suez
3	03/09/06	Announcement of Suez 2005 results
4	03/23/06	Official denial of Enel with respect to a possible immediate offer
5	04/10/06	Electoral defeat of Silvio Berlusconi, who publicly supported the hostile takeover of Enel
6	04/28/06	Enel renews its agreements relating to a €50 bn financing
7	05/08/06	Trading of the shares excluding its dividend of €1 per share
8	06/28/06	The Ministers’ Council approves the Gaz de France privatization law
9	09/07/06	Announcement of S1-2006 results with an increase in EBIDTA of 10%
10	09/20/06	Filing of the remedies with the European Commission
11	09/28/06	Vote of the Gaz de France privatization bill by the National Assembly
12	11/30/06	The minority shareholder Eric Knight (Knight Vinke), against the merger, sells his stake in Suez
13	11/30/06	The Constitutional Council postpones the merger until July 1, 2007
14	12/29/06	Rumors relating to a hostile public offering by PPR group
15	03/08/07	Announcement of Suez 2006 results
16	04/10/07	Launch of a public offering by Suez and Caixa on Agbar

Ref.	Ref.	Comments

17	05/06/07	Election of Nicolas Sarkozy as president of the French Republic
18	05/15/07	Increase of the Suez stake in Gas Natural to 11.3%
19	05/23/07	French Prime Minister François Fillon anounces that alternative senarios to the merger are examined
20	07/11/07	Suez holds 100% of Electrabel following the buy-out offer
21	07/24/07	Completion of the acquisition of Tractebel
22	07/31/07	Announcement of S1-2007 revenues

The spot prices and the volume weighted average prices for the periods of 1-month, 3-month, 6-month and 1-year of Suez are set forth below.

Value per Suez share as of August 28, 2007

€	Suez

Spot price	38.3
1-month VWAP	37.8
3-month VWAP	39.9
6-month VWAP	39.9
1-year VWAP	38.4

Source: Datastream

The value per share of Adjusted Suez, less 65% of the value of Suez Environnement per share of Suez which value of Suez Environnement is estimated by applying the multiple of trading comparable companies (see section 9.3.1), are set forth below.

Value per Adjusted Suez share as of August 28, 2007

€	Adj. Suez

Spot price	31.3
1-month WA	30.8
3-month WAP	33.0
6-month WAP	33.0
1-year WAP	31.4

Source: Datastream

Gaz de France

We analyzed the historical closing prices and the daily volume weighted average share prices for Gaz de France:

—	as of August 28, 2007, the last trading day before the rumors affected trade prices and before the announcement of the Transaction;

—	as of May 16, 2008.

Analysis of the stock as of May 16, 2008:

Share price evolution since the announcement of the Transaction

Sources: Datastream, Company, press

Comments

Ref.	Date	Comments

1	09/03/07	Announcement of the new exchange ratio for the merger between Suez and Gaz de France
2	09/26/07	Gaz de France increases its stake in Energie Investimenti to 60%
3	10/05/07	Acquisition of a 59% stake in the second largest natural gas storage operator in Romania
4	10/09/07	Announcement of the acquisition of a 95% stake in Erelia (wind farms in France)
5	10/15/07	Announcement of the operational, financial and governance targets of GDF SUEZ and the timeline
6	10/30/07	Q3-2007 revenues up by nearly 10%
	10/31/07	Gaz de France bids for a 49.9% stake in the Stadtwerke de Leipzig
8	11/05/07	Gaz de France reinforces its presence in exploration-production in Egypt
9	12/04/07	Extension until 2019 of liquefied natural gas contracts between Gaz de France and Sonatrach
10	12/10/07	Clarification by the French Conseil d’Etat of the rules applicable to liquefied natural gas sales tariffs
11	12/18/07	Finalization of the acquisition of Eoliennes de la Haute-Lys
12	30/12/07	4% increase in residential gas tariffs as of January 1, 2008
13	01/03/08	Affiliation of the distribution activities of Gaz de France and creation of GrDF

Ref.	Date	Comments

14	01/07/08	The Suez European Consultative Committee issues a negative opinion on the planned merger
15	01/22/08	The Paris Court rules that the Gaz de France Workers’ Council (CCE) shall have additional information on the merger
16	01/23/08	2007 revenues stable, EBO exceeds target
17	02/26/08	Acquisition of Nass & Wind Technologie and formation of GDF Futures Energies
18	02/27/08	Gaz de France 2007 results: 10% increase in EBITDA
19	03/11/08	Gaz de France European Workers Council (CEE) issues a negative opinion on the merger with Suez
20	03/21/08	Tariff proposal by the CRE for access to the natural gas distribution network
21	03/27/08	Exclusive negotiations for the sale of Cofathec Coriance to A2A
22	04/08/08	5.5% increase in residential gas tariffs as of 30 April 2008
23	04/24/08	Q1-2008: revenues are up 15%
24	04/28/08	Completion of the acquisition of the British company Teesside Power with Suez

The spot prices and the volume weighted average prices for the periods of 1-month, 3-month, 6-month and the volume weighted average prices for the period since September 3, 2007 for Gaz de France are set forth below.

Value per Gaz de France

€	Gaz de France

Spot price	41.9
1-month WAP	42.4
3-month WAP	39.4
6-month WAP	38.9
WAP since Sep 3, 2007	38.2

Source: Datastream

Analysis of the stock as of August 28, 2007:

Before the announcement of the Transaction and since February 2006, the market price of Gaz de France has been as follows:

Share price evolution before the announcement of the Transaction

Source: Datastream, Company, press

Comments

Ref.	Date	Comments

1	02/25/06	Announcement of the merger project between Suez and Gaz de France
2	03/16/06	Gaz de France 2005 results: targets met in a difficult environment
3	05/15/06	QI 2006 revenues up by 39%
4	06/28/06	The French Council of Ministers approves the Gaz de France privatization bill
5	08/11/06	Very sharp increase in H1-2006 revenues: 37%
6	09/12/06	H1-2006 results: targets for the year and medium term revised upwards
7	09/21/06	Creation of Energie Investimenti, the joint company of Camfin and Gaz de France in Italy
8	09/28/06	Finalization of the asset exchange agreement between Gaz de France and Dana Petroleum
9	10/13/06	Presentation of the undertakings of Suez and Gaz de France made to the European Commission
10	10/30/06	Presentation of project to organize the new GDF SUEZ group
11	11/08/06	The French Parliament adopts the Gaz de France privatization bill
12	11/14/06	32.1% increase in revenues for the first nine months of 2006
13	11/30/06	The French Constitutional Council postpones the merger to July 1, 2007
14	01/19/07	François Pinault abandons a takeover bid for Suez
15	02/14/07	2006 revenues jump by 21%
16	03/13/07	Gaz de France announces record results for 2006 and targets that have been exceeded

Ref.	Date	Comments

17	05/14/07	Q1-2007 revenues down 11% because of the exceptionally mild winter
18	06/06/07	French Prime Minister François Fillon envisages several options for Gaz de France’ s future
19	06/26/07	Distribution of free shares to Gaz de France employees
20	07/27/07	Warm weather brings revenues down 11%

The spot prices and the volume weighted average prices for the periods of 1-month, 3-month, and 6-month and the volume weighted average prices for the period since September 3, 2007 for Gaz de France are set forth below.

Value per share of Gaz de France as of August 28, 2007

€	GDF

Spot price	33.9
1-month VWAP	33.4
3-month VWAP	35.4
6-month VWAP	35.1
1-year VWAP	33.9

Source: Datastream

Qualitative analysis of the history of Suez and Gaz de France trade prices

Since the announcement of the proposed merger between the two groups, the changes in the trade prices of their shares show a strong correlation. In addition, the two trade prices have increased more than the CAC 40.

Changes in market prices of Suez and Gaz de France since 27 February 2006

Source : Datastream, Company, press

However, two periods should be distinguished:

—	a first period from February 2006 to September 2007 during which the market prices of Suez and Gaz de France have registered growth of 19.9% and 17.0% respectively against 7.7% for CAC40. This performance was due to the events related to the merger and the overall economic context.

From February to May 2006, following the official denial of rumors concerning an offer by Enel on Suez, the market had mixed reactions as to (i) the probability of the completion of the merger due to the vote required to authorize the State to reduce its interests in Gaz de France to 33%, (ii) the announced amount of the special dividend which did not reflect the difference between the market price of the two groups, and (iii) the synergies which were considered too weak in the first instance.

From May to December 2006, the increase in the trade prices was related to the period of the vote regarding the privatization law of Gaz de France, the preparation of the 2007 French election period, the different discussions with the European Commission to determine remedies to the merger, the announcement of the review of alternative scenarios to the merger.

At the end of 2006, the market prices were influenced by new rumors of unsolicited hostile offer on Suez. While more questions arose relating to the exchange ratio, because the analysts expected in particular an increase of the special dividend, the fall in the trade prices is mainly due to the announcement by the Constitutional Council (Conseil Constitutionnel) to delay the authorization of the merger until July 2007, date of the liberalization of the energy markets in Europe.

—	a second period from September 2007 to May 2008 during which the increase in trade prices of Suez and Gaz de France was dues mainly to good operating performances, a higher probability of completion of the merger following the announcement of new terms which had taken into account the potential synergies announced, the continuous increase in energy prices and the prospects of a consolidation in the industry in the middle-term.

The fall in trade prices in January 2008 is related to the impact of the subprime crisis on the stock markets and the events linked to this crisis as well as to the delay following the court’s decision to postpone the merger.

Summary of conclusions

The table below shows the ranges of values per Adjusted Suez share and Gaz de France share which were used respectively and the corresponding exchange ratios. The middle of the range of the ratios resulting from the trade price criterion is 0.93 showing that the Exchange Ratio of approximately 0.9545 represents a premium of 3.1% compared thereto.

Adjusted Suez		Gaz de France
(€ per share)		(€ per share)		Exchange Ratio(1)
Low	High	Low	High	Low	High	Average	Premium(2)

30.8	38.6	33.4	42.4	0.91	0.94	0.93	3.1%

(1)	Exchange ratio resulting from the criterion considered.

(2)	Implied premium resulting from the average exchange ratios applying this criterion.

9.1.2  Analysis of the implicit market value of Suez Environnement

To add to the preceding analyses regarding Suez and Gaz de France, we determined the implied valuation of Suez Environnement by the market which we calculated on the basis of the difference between the volume weighted average share price of Suez and Gaz de France for the periods of 1 month, 3 months, 6 months and for the period since the announcement of the Transaction, adjusted by the Exchange Ratio.

Since the announcement of the new terms of the merger in September 2007, the difference between Suez’ trade price and Gaz de France’ trade price multiplied by the Exchange Ratio, has changed as follows:

Evolution of the difference between Suez’ trade price and Gaz de France’ trade price, adjusted by the Exchange Ratio, since the announcement of the Transaction (€)

Source: Datastream

On the basis of the volume weighted average prices for the periods of 1 month, 3 months, 6 months and for the period since September 3, 2007, we obtained the following implied valuations for Suez Environnement.

	Implied value
	of Suez	Implied value /
	Environnement	implied EBITDA
	equity (bn€)	2008[e]

Spot price	10.7	6.8x
1-month weighted average price	10.1	6.5x
3-month weighted average price	10.5	6.7x
6-month weighted average price	13.0	7.8x
Weighted average price since September 3, 2007	13.1	7.8x

Sources: Datastream; Oddo Corporate Finance

After a strong increase, it appears that the implied valuation of Suez Environnement by the market, i.e. approximately €5 per share, is i) less than the intrinsic valuation of Suez Environnement as described in paragraph 10.1.5 and ii) less than the implied valuation obtained by applying multiples of enterprise value to EBITDA 2008 and 2009 of the trading comparable companies of Suez Environnement.

This analysis can be explained as follows:

—	The growth prospects in the revenues and results of Suez Environnement expected by the market are generally slightly lower in the short-term than those of its major trading comparable company, Veolia Environnement, mainly because of a geographic distribution of revenues less favorable to Suez Environnement.

—	The significant drop since January 2008 in the trade price and multiples of Veolia Environnement, has probably had an adverse impact on the implied valuation of Suez Environnement.

—	Even if most analysts and investors believe that the probability of completion of the Transaction is very high, the doubts of certain investors with respect to the completion or the timeline of the Transaction may lead them to apply a discount in their implied valuation of Suez Environnement, which is common practice during public offerings.

—	The difficulty in structuring an arbitrage between the values of Suez and Gaz de France, given the relative low liquidity of Gaz de France.

9.2.  Analysts’ target prices methodology

Under this methodology, the Exchange Ratio was analyzed by reference to the target prices published by the analysts covering Suez and Gaz de France who have established a valuation of Suez Environnement.

A number of analysts consider the probability of completion of the Transaction to be very high and include in their target prices a portion of the synergies expected from the Transaction or conduct their valuations in light of the completed Transaction and determine their target prices on the basis of a valuation of the merged entity.

9.2.1  Adjusted Suez

Suez Environnement

The valuations of the selected analysts lead to a value for the equity of Suez Environnement ranging from €9.5bn to €17.6 bn, i.e. between €4.8 and €8.8 per share of Suez.

Target prices of financial analysts (value of the equity of Suez Environnement in bn €)

Source: Datastream

Adjusted Suez

Target prices of the financial analysts (€)

Source: Datastream

The target prices published by the selected analysts between September 3, 2007 and May 16, 2008 show an expected price per share of Adjusted Suez (excluding synergies) ranging from €36.7 to €50.9 per share.

The value per share of Adjusted Suez was determined by subtracting from the Suez target prices 65% of the explicit valuation of Suez Environnement established by the concerned analyst.

9.2.2  Gaz de France

Target prices of financial analysts (€)

Source: Datastream

The target prices published by certain analysts between March 3, 2008 and May 16, 2008 indicate an expected price range for the Gaz de France share (excluding synergies) between €37.0 and €51.0 per share.

9.2.3  Summary of conclusions

The table below sets forth the average target prices per share of Adjusted Suez and Gaz de France respectively that have been used and the corresponding exchange ratios. The middle of the range of the exchange ratios resulting from the application of the analysts’ target price criterion is 0.97 showing that the Exchange Ratio of approximately 0.9545 represents a discount of 1.2% compared thereto.

Average	Average
Adj. Suez	Gaz de France	Average
(€ per share)	(€ per share)	Exchange Ratio(1)	Premium(2)

43.0	44.5	0.97	(1.2%)

(1)	Exchange ratio resulting from the criterion considered.

(2)	Implied premium resulting from the average exchange ratios using this criterion.

9.3.  Comparable trading companies methodology

Under this methodology, the Exchange Ratio was analyzed by reference to the per share values implied by the application of trading multiples of comparable companies to Adjusted Suez and Gaz de France.

Comparable companies were selected for:

—	Adjusted Suez excluding Suez Environnement;

—	Suez Environnement;

—	Gaz de France excluding the Exploration-Production segment;

—	Exploration-Production segment of Gaz de France.

The EBITDA multiple, defined as the ratio between the enterprise value and the EBITDA, was chosen to value Adjusted Suez, Suez Environnement and Gaz de France, excluding the Exploration-Production segment. EBITDA is equal to operating income before net amortization, depreciation and provisions, before deduction of the replacement expenses for concessions, before financial revenues excluding interest and other items, excluding the shares of income/loss in associates, and before net allocations to current assets. With respect to Gaz de France, EBITDA is calculated after taking into account the tariff catch-up, which is also considered as an asset deducted from net debt as of December 31, 2007.

The 2008 and 2009 EBITDA projections for comparable traded companies were based on the most recent published analysts’ reports. The multiples retained were applied to the 2008 and 2009 prospective aggregates of the financial projections of Suez, Suez Environnement and Gaz de France.

In order to value the Exploration-Production segment of Gaz de France, we used a methodology based on multiples of enterprise value to proven and probable reserves for trading comparables.

The consolidated aggregates retained for the Exploration-Production segment and Gaz de France, excluding the Exploration-Production segment used for the trading comparables methodology are obtained from i) the 2007 consolidated financial statements of Gaz de France, ii) the Gaz de France 2008-2010 consolidated financial projections provided by Gaz de France and iii) Oddo Corporate Finance assumptions for the breakdown of flows by segment.

With respect to Adjusted Suez, we used a separate methodology for Adjusted Suez, excluding Suez Environnement, (hereinafter the “Suez Energie Division”), and for Suez Environnement.

The multiple of revenue was not used in this methodology because it does not normally take into account the difference in profitability among the selected companies. The multiple of enterprise value to EBIT or operating income was not used because of the strong difference in the amortization policies of the selected companies and because of the bias that it introduces in relation to a normalized capital intensity rate for the selected companies. The P/E multiple was not used in this methodology because it also introduces a bias related to the financial structure of the selected companies.

The share prices used in our analysis are the volume weighted average share prices for the 1-month period up to and including May 16, 2008.

9.3.1  Adjusted Suez

Suez Environnement

Our selection of companies comparable to Suez Environnement consists of companies that are comparable in terms of business and geographic regions: Veolia Environnement, Séché Environnement, Shanks, Lassila & Tikanoja, Severn Trent, United Utilities, Northumbrian Water Group, Republic Services, Waste Management, Waste Connections and Allied Waste.

However, Veolia Environnement is the most relevant company comparable to Suez Environnement because of its size and its activities. The multiples of the European comparables are also in line with those of Veolia Environnement.

Pennon Group was excluded from this panel because of the current speculations concerning its stock.

Multiples of comparable companies — Environment

VE / EBITDA
Company	Country	2008e	2009e

Veolia Environnement	France	8.1x	7.3x
Comparable, Europe
Séché Environnement	France	7.4x	6.8x
Shanks	United Kingdom	9.5x	8.9x
United Utilities	United Kingdom	8.2x	7.3x
Severn Trent	United Kingdom	8.9x	8.2x
NWG	United Kingdom	10.0x	9.6x
Lassila & Tikanoja	Finland	7.2x	6.6x
Average		8.5x	7.9x
Median		8.5x	7.7x

VE / EBITDA
Company	Country	2008e	2009e

Other comparables
Republic Services	United States	8.2x	7.7x
Waste Management	United States	7.7x	7.1x
Waste connections	United States	10.2x	9.3x
Allied Waste	United States	7.3x	6.8x
Average		8.3x	7.7x
Median		8.0x	7.4x

Sources: Companies, Datastream, analysts’ reports

The expected growth in the business of Suez Environnement over the period 2008-2010 is slightly lower than that of its main comparable, Veolia Environnement, because of Veolia’s stronger presence in Central and Eastern Europe. However, Suez Environnement presents a higher EBITDA growth profile.

By applying trading multiples, the value per Suez share4 implied from Suez Environnement ranges between €6.9 and €7.0.

Suez Energie Division

Our selection of companies comparable to Suez Energie Division consists of European diversified energy companies with generally comparable business profiles, size and geographic footprint. For this study, we used: E.On, EDF, RWE, Iberdrola, Fortum, Scottish Southern Energy and EDP.

Multiples of comparable companies — Energy

VE / EBITDA
Company	Country	2008e	2009e

Fortum	Finland	12.2x	10.6x
EDP	Portugal	9.7x	8.9x
RWE	Germany	6.2x	5.9x
Verbund	Austria	13.1x	12.0x
SSE	United Kingdom	9.4x	8.3x
E.ON	Germany	8.3x	6.9x
EDF	France	10.1x	9.4x
Iberdrola	Spain	10.0x	9.1x
Average		9.9x	8.9x
Median		9.9x	9.0x

Sources: Companies, Datastream, analysts reports

The Suez Energie Division benefits from growth in revenues and EBITDA that is overall slightly higher than the panel of comparables. This is primarily due to the group’s major investments that are planned to develop production capacities.

Although the Suez Energie Division’s margins are generally lower, it has a higher growth rate with a catch-up in its margins compared to its competitors.

By applying trading multiples, the implied enterprise value of Adjusted Suez ranges between €63.7 bn and €64.4 bn, i.e. an implied value per share of Adjusted Suez between €39.3 and €39.8.

4 Value of Suez Environnement per Suez share (65%).

9.3.2  Gaz de France

Gaz de France excluding the Exploration-Production segment

The identified comparable companies have several businesses which are not strictly comparable to the perimeter of Gaz de France, which is characterized by its operations on both regulated assets and non-regulated assets. However, these diversified energy companies are present in the gas sector and are primarily established in Europe. Two companies in our panel stand out because of a high proportion of regulated activities: Enagas and Snam Rete Gas.

Overall, the selected companies have an organic growth profile comparable to Gaz de France’s profile. Their size is fairly comparable to that of Gaz de France, as well as their capital intensity levels. While the operating margins follow different logics depending on the businesses operated, these margins are generally in line with those of Gaz de France.

Multiples of comparable companies

		VE / EBITDA
Company	Country	2008e		2009e

EDF	France	10.1	x	9.4	x
Enagas	Spain	10.2	x	9.0	x
Gas Natural	Spain	8.2	x	7.6	x
Snam Rete Gas	Italy	8.7	x	8.3	x
E.On	Germany	8.3	x	6.9	x
RWE	Germany	6.2	x	5.9	x
Centrica	United Kingdom	5.5	x	5.2	x
National Grid	United Kingdom	8.0	x	7.7	x
Average		8.1	x	7.5	x
Median		8.2	x	7.6	x

Sources: Companies, Datastream, analysts’ reports

Exploration-Production Segment

Our selection of comparable companies consists of oil and gas development companies mainly located in the North Sea. Valuations in this sector are mainly based on the amounts, type and location of proven and probable reserves and development projects, rather than on a current or short-term profitability. In this respect, there is a very strong heterogeneity in the multiples of enterprise value/EBITDA between the companies active in such business. The multiples of proven and probable reserves were, therefore, given priority over the multiples of enterprise value to EBITDA.

Companies mainly present in areas with very high production costs (such as the oil sands in Canada) were excluded from the panel.

Multiples of comparable companies: Exploration and Production

		€ / Mbep of proven and
Company	Country	probable reserves

Dana Petroleum	United Kingdom	11.7
Venture Production	United Kingdom	9.0
Average		10.3

Sources: Companies, Datastream, analysts’ reports

Summary of conclusions

By applying the trading multiples, the implied enterprise value of Gaz de France ranges between €44.3 bn and €45.1 bn, i.e. between €42.0 and €42.8 per Gaz de France share.

9.3.3  Summary of conclusions

The table below sets forth the ranges of values per share of Adjusted Suez and Gaz de France respectively that have been used and the corresponding exchange ratios. The middle of the range of the exchange ratios resulting from the application of the trading comparable is 0.93 showing that the Exchange Ratio of approximately 0.9545 represents a premium of 2.3% compared thereto.

Adjusted Suez		Gaz de France
(€ per share)		(€ per share)		Exchange Ratio(1)
Low	High	Low	High	Low	High	Average	Premium(2)

39.3	39.8	42.0	42.8	0.93	0.94	0.93	2.3%

(1)	Exchange Ratio resulting from the criterion considered.

(2)	Implied premium resulting from the average exchange ratios using this criterion.

9.4.  Summary of conclusions of the market approach

The table below sets forth the ranges of values per share of Adjusted Suez and Gaz de France respectively applied in the market approach and the corresponding exchange ratios.

The high and low values per share of Adjusted Suez and Gaz de France are the averages of the high and low values per share of Adjusted Suez and Gaz de France based on the trade price, analysts’ target prices and trading comparable companies methodologies.

The middle of the range of the exchange ratios resulting from the market approach is 0.94 showing that the Exchange Ratio of approximately 0.9545 represents a premium of 1.4% compared thereto.

Adjusted Suez		Gaz de France
{(€ per share)		{(€ per share)		Exchange Ratio(1)
Low	High	Low	High	Low	High	Average	Premium(2)

37.7	40.5	40.0	43.3	0.94	0.95	0.94	1.4%

(1)	Exchange ratio resulting from the criterion considered.

(2)	Implied premium resulting from the average exchange ratio using this criterion.

10.	Intrinsic approach to the Exchange ratio

The methodology used for the intrinsic approach is the sum of the parts valuation based on the discounted cash flows (DCF) methodology for each division of Adjusted Suez and each segment of Gaz de France.

This methodology consists in determining the enterprise value of each division of Adjusted Suez and each segment of Gaz de France obtained by adding: (i) the available future cash flows discounted at the weighted average cost of the estimated capital of the division or segment (“WACC”) over a given period; and (ii) a discounted terminal value based on a perpetuity rate of growth in available cash flows at the end of the projection period.

Where necessary, this analysis was reinforced by the application of comparable trading companies multiples at the level of each division of Adjusted Suez and each segment of Gaz de France. In such case, only the EBITDA multiple defined as the ratio of the enterprise value to EBITDA was used, except for the Exploration-Production segment of Gaz de France with respect to which we used the multiples of enterprise value to proven and probable reserves.

10.1.  Valuation of Adjusted Suez

For Adjusted Suez, we used the following divisions:

—	Suez Energie Europe;

—	Suez Energie International;

—	Suez Energie Services;

—	Suez Environnement;

—	Another “holding” entity which supports mainly the group’s administrative costs.

10.1.1  Methodology

Sources of the financial projections used

In the first semester of 2007, Suez prepared consolidated financial projections for 2008-2010 for Suez and Suez Environnement, in the context of the middle-term planning process.

On February, 26, 2008, Suez published financial targets for 2008 that included an update of macroeconomic assumptions (notably exchange rate) and prices charts established for the 2008 budget year. The company indicated that these 2008 targets were in line with the 2008-2010 consolidated financial projections.

As of the date of this Report, Suez has not prepared an update of its middle-term strategic plan for 2009 and 2010 approved by the group’s management bodies.

The available cash flows used for the period 2008-2013 come from:

—	this 2008-2010 consolidated financial projections;

—	the extrapolation by Oddo Corporate Finance of this consolidated financial projections to 2013, backed by discussions with the management teams of Suez and Suez Environnement;

—	Oddo Corporate Finance assumptions relating to the spread of the 2008-2013 flows between divisions based on i) the historical flows by division in 2005, 2006 and 2007, and ii) backed by discussions with the management teams of Suez and Suez Environnement;

—	macroeconomic assumptions and prices forecasts for raw materials, underlying the financial projections and based on future market prices and price models available as of January 31, 2007.

Thus, the Suez consolidated financial projections take into account coherent macro-economic assumptions, considering the economic context at the time at which they were prepared, i.e.9:

—	a US$/ € exchange rate of 1.25;

—	a € / BRL exchange rate of 2.62;

—	a price for Brent of approximately 64 US$ in 2008;

—	an electricity price ranging between €48 and €56 / MWh in Western Europe in 2008;

—	a CO2 price ranging between €15 to €20 / T.

These assumptions do not take into account recent changes in raw material prices or exchange rates (in particular the US$ / € exchange rate), the magnitude and structural nature of which are yet to be confirmed.

We have been informed that the impact of the variation of the US$ / € exchange rate is however limited as a variation of +/- 10% will have an impact of +/- €100 million on the EBITDA.

The impact of the extrapolation of the actual 2008 averages for the price of Brent to 2009 is however difficult to quantify, as the impact of a change in the price of Brent on the revenues of Suez and on its EBITDA is more diffuse over time. In fact, the impact of the raw materials business on the group’s margin and of current hedging policies should be taken into account.

9 Additional explanations from Oddo Corporate Finance: this should read as follows “Thus, with respect to the consolidated financial projections of Suez and Suez Environnement for the period 2008-2010, Suez confirmed to us that it retained assumptions relating to macroeconomic data consistent with the economic context at the time at which they were prepared.Th ese d ata , whi ch ar e not s pec ifi c to Su ez, b ut re lat e to a wh ole c omb ina tion of pu blic ly av ail abl e ma cro eco nom ic inf orm ati on, in clu de: ''

However, since the portion of the 2008 and 2009 flows in the total valuation of Suez is fairly limited, the impact of a significant difference between the market prices and the macro-economic assumptions on the total valuation of Adjusted Suez remain fairly low.

Finally, because the purpose of the Report is to assess the fairness of the Exchange Ratio from a financial point of view to the Suez shareholders, it is appropriate to measure the compared relative impact of a change in the assumptions used on the valuations of Adjusted Suez and Gaz de France. In this respect, the assumptions retained by Gaz de France and Suez for the price of Brent are not the same in their respective financial projections. The impact resulting from the harmonization of the price of Brent Oil on the two groups is however relatively low.

Other factors taken into account in the methodology

The financial projections provided by Suez and Suez Environnement notably include investments which do not contribute to cash flows over the discounting period (projects initiated but which do not generate flows over the period). These non-contributing investments have been taken out of the financial projections (Oddo Corporate Finance assumptions following discussions with the management).

10.1.2  Valuation of Suez Energie Europe (SEE)

Retained financial projection

The group targets in 2012 a capacity of more than 40 GW notably with the operation of new coal and gas production capacities and an increase in the share of renewable energies in the production.

In line with the group’s announcements, an assumption of an accelaration in the development and financial investments comprised between 5 and 15% of the revenues was retained for the financial projections, leading to growth of over 5% per year in revenues.

The EBITDA margin, because of the change in the energy mix and new capacities, should improve continually during the period covered by the financial projection used and reach more than 20%.

Discounted cash flows analysis

The flows were discounted over the period 2008-2013 using a WACC of 6.9%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta estimated by analogy with comparable companies.

The terminal value was calculated on the basis of:

—	a normalized cash flow taking into account an EBITDA margin of about 20%, a ratio of investments to revenues of 6%, a ratio of working capital requirements to revenues in line with the last years of the financial projection used, and a standard tax rate of 30%;

—	a perpetuity growth rate of 1.0%.

Retained valuation range

We retained a range of enterprise value for Suez Energie Europe from €36.8 bn to €43.6 bn.

Elements of consistency with an analysis by multiples of trading comparables

For information purposes, we analyzed the trading multiples of a selection of companies comparable to Suez Energie Europe. Our selection consisted of Verbund, Fortum, EDF, SEE and Iberdrola, the most comparable to SSE in terms of geographic presence and activity.

The multiples of enterprise value to EBITDA for Suez Energie Europe implied from the retained range of enterprise values shows an average premium of about 10% over the multiples of the selected comparable companies.

10.1.3  Valuation of Suez Energie International (SEI)

Retained financial projection

SEI continues its development and consolidation based on its historic businesses in electrical production and liquefied natural gas:

—	in the United States, South America (Brazil, Chile, Peru), in the Middle East and Asia through the development of thermal electricity (gas and coal) and hydraulic plants;

—	in neighboring countries where SEI progressively expands its activites (Panama and the Philippines recently);

—	in the liquefied natural gas sector with the implementation of the contemplated terminal re-gasification projects (Neptune and Calypso in the United States and Mejillones in Chile).

An assumption of development and maintenance investments ranging from 10% to 30% of revenues was retained, leading to annual growth in revenues close to 10%.

The EBITDA margin, because of SEI presence in countries with high energy demand and the development of new assets, improves during the course of the financial projection used and reaches nearly 25% at its term.

Analysis by discounted cash flows

Flows were discounted over the period 2008-2013 using a WACC of 7.7%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.5% and iii) an unlevered beta estimated by analogy with comparable companies.

The terminal value was calculated using:

—	a normalized cash flow taking into account an EBITDA margin of 23%, a ratio of investments to revenues of 6%, a ratio of working capital requirements to revenues in line with the last years of the retained financial projection, and a standard tax rate of 35%;

—	a perpetuity growth rate of 1.5%.

Retained Valuation range

We retained a range of enterprise value for Suez Energie International from €14.9 bn to €17.7 bn.

Elements of consistency with an analysis by multiples of trading comparables

For information purposes, we analyzed the trading multiples of AES, the only trading comparable company relevant for Suez Energie International because of its business locations.

The multiples of enterprise value to EBITDA for Suez Energie International implied from the retained range of enterprise value shows a premium of about 25% over the multiples of AES.

10.1.4  Valuation of Suez Energie Services (SES)

Retained financial projection

To sustain its growth, the group intends to develop new services related to more stringent regulations on energy efficiency, to increase the use of facilities management for plants, expects an evolution in the type of agreements it enters into (for example, PPP contracts) and intends to increase its international exposure. In addition, the group also contemplates growing through small acquisitions (heating or cooling networks).

Thus, an assumption of moderate growth in revenues was retained, resulting in an average growth rate over the period of less than 5% a year.

The EBITDA margin improves slightly because of the optimization of the existing contracts, the sale of services with higher added value, and an effort to control costs; EBITDA margin reaches more than 7% of revenues at the term of the retained financial projection.

Discounted cash flows analysis

Flows were discounted over the period 2008-2013 using a WACC of 7.5%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta estimated by analogy with the other divisions of the group.

The terminal value was calculated using:

—	a normalized cash flow taking into account an EBITDA margin slightly over 7.0%, a ratio of working capital requirements to revenues in line with the last years of the financial projection, and a standard tax rate of 34.4%;

—	a perpetuity growth rate of 2.0%.

Retained valuation range

We retained a range of enterprise value for Suez Energie Services between €6.1 bn and €7.2 bn.

10.1.5  Valuation of Suez Environnement (SE)

Retained financial projection

The growth in revenues of Suez Environnement is mainly generated by the organic growth of the group and the strengthening of the group’s position in its principal markets (France and Europe). We also assumed that existing contracts will mostly be renewed because of the quality of the Suez Environnement offer.

In addition, the group contemplates making selected acquisitions in order to enhance its offer or to build a stronger position in certain countries.

Therefore, the assumption of revenue growth in excess of 5% per year was retained. The improvement in the EBITDA margin is due to costs control, an increase in the margins on services with higher added value. At the end of the retained financial projection, the EBITDA margin nearly reaches 17.5%.

Discounted cash flows analysis

Flows were discounted over the period 2008-2013 using a WACC of 7.0%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta by analogy with comparable companies.

The terminal value was calculated on the basis of:

—	a normalized cash flows taking into account an EBITDA margin of approximately 18% a ratio of investments to revenues of 6.5%, a ratio of working capital requirements to revenues in line with the last years of the financial projection used, and a standard tax rate of 34.4%;

—	a perpetuity growth rate of 2.5%.

Retained valuation range

We retained a range of enterprise value for Suez Energie Europe between €18.4 bn and €23.1 bn.

Elements of consistency with an analysis by multiples of trading comparables

For information purposes, we studied the trading multiples of a selection of companies comparable to Suez Environnement. Our selection is detailed in Section 9.3.1.

The multiples of enterprise value to EBITDA for Suez Environnement implied from the retained range of enterprise values are in line with the multiples of this selection of comparable companies.

10.1.6  Summary of conclusions regarding the valuation of Adjusted Suez

The summary of our valuation of Adjust Suez is as follows:

	Enterprise value
	(bn€)
	Min	Max

Suez Energie Europe (SEE)	36.8	43.6
Suez Energie International (SEI)	14.9	17.7
Suez Energie Services (SES)	6.1	7.2
Suez Environnement (SE)(1)	4.6	6.2
Other	(0.9)	(0.9)
Enterprise value of Adjusted Suez	61.4	73.8

(1)	Value of equity corresponding to a stake of 35%

The valuation of Adjusted Suez through the sum of the parts methodology shows a range of enterprise value from €61.4 bn to €73.8 bn, representing a range of value per share between €37.6 and €47.2.

10.2.  Valuation of Gaz de France

For Gaz de France, we examined the following segments:

—	Exploration-Production;

—	Energy Purchase-Sale;

—	Services;

—	Transportation-Storage;

—	Distribution France;

—	Transportation-Distribution International.

10.2.1  Methodology

Retained financial projection

In the first semester of 2007, Gaz de France prepared consolidated financial projections for 2008-2010 in the context of its middle-term planning process.

On February 27, 2008, Gaz de France published its 2008 financial targets, stating that these targets were in line with the 2008-2010 consolidated financial projection. The only difference retained by Gaz de France was that these targets were based solely on organic growth assumptions whereas the 2008-2010 consolidated financial projections were based on organic growth as well as external growth assumptions.

As of the date of this Report, Gaz de France had not updated its middle-term strategic plan for 2009 and 2010.

The available cash flows used for the period 2008-2013 come from:

—	this 2008-2010 consolidated financial projections;

—	the extrapolation by Oddo Corporate Finance of this financial projection to 2013, backed by discussions with the management teams of Gaz de France;

—	Oddo Corporate Finance assumptions relating to the spread of 2008-2013 flows between segments i) on the basis of the historical flows by segment in 2005, 2006 and 2007, and ii) backed by discussions with the management teams of Gaz de France;

— macroeconomic assumptions and prices forecasts for raw materials, underlying the financial projection and based on future market prices and price models available as of June 11, 2007.

Thus, the Gaz de France consolidated financial projection takes into account consistent macroeconomic assumptions, considering the economic context at the time of its establishment, i.e.:10

—	a US$/ € exchange rate of 1.35 in 2008;

—	a price for Brent of approximately 70 US$ in 2008;

—	an electricity price ranging between €50 and €70 / MWh in Western Europe in 2008.

These assumptions do not take into account recent changes in raw material prices or exchange rates (in particular the US$ / € exchange rate), the magnitude and structural nature of which are yet to be confirmed.

The impact of the extrapolation of the real averages for the price of Brent in 2008 to the full years 2008 and 2009 is difficult to quantify, insofar as the impact of a change in the price of Brent on the Gaz de France revenues and EBITDA is diffuse over time, with a short-term impact (particularly for the Exploration-Production segment) and a much longer impact in time (particularly for the Energy Sale-Purchase segment).

However, the assumptions used by Gaz de France in its 2008-2010 consolidated financial projections are consistent with the market consensus for the middle-term and long-term. As the portion of 2008 and 2009 flows in the total valuation of Gaz de France is fairly limited, the impact of a significant difference between the market prices and the macroeconomic assumptions on the total valuation of Gaz de France is, therefore, fairly low in general.

Finally, insofar as the purpose of the Report is to assess the fairness of the Exchange Ratio from a financial standpoint to the Suez shareholders, it is appropriate to measure the compared relative impact of a change in the assumptions used on the valuations of Adjusted Suez and Gaz de France. In this respect, the assumptions retained by Gaz de France and Suez for the price of Brent are not the same in their respective financial projections prepared. The impact on our valuation works is however low.

Other methodological elements

The financial projection provided by Gaz de France notably includes investments which do not contribute to cash flows over the discounting period (projects initiated but which do not generate flows over the period). These non-contributing investments, which amount to over €2 bn for the period between 2008 and 2010, have been taken out from the retained financial projection (Oddo Corporate Finance assumptions following discussions with the management).

10.2.2  Valuation of Exploration Production

Retained financial projection

The financial projection is based on a doubling of the production by 2013 as a result of the completion of development projects, particularly Snohvit, Gjoa and Touat. However, an assumption of sensible decrease in the price of Brent in July 2009 results in an adverse price effect on revenues, whose growth does not exceed 3% over the period covered by the financial projections.

While the new development projects support the levels of EBITDA margin, which is in excess of 70% by 2013, the nature of certain production agreements, which can be different in each country, may introduce tax biases. Thus, the price of the implementation of Gaz de France in Norway is impacted by a heavy tax rate of 70%. The corporate tax rate for the Exploration-Production segment is, therefore, about 50% with respect to the financial projection.

10  Additional explanations from Oddo Corporate Finance: this should be read as follows “Thus, with respect to the consolidated financial projections of Gaz de France for the period 2008-2010, Gaz de France confirmed to us that it retained assumptions relating to macroeconomic data consistent with the economic context at the time at which they were prepared.

These data, which are not specific to Gaz de France, but relate to a whole combination of publicly available macroeconomic information, include:”

Investments (excluding non-contributing investments) show a peak of 50% of revenues in 2009 before dropping quite significantly.

Discounted cash flows analysis

Flows were discounted over the period 2008-2013 using a WACC of 9.0%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta estimated by analogy with comparable companies in the oil and gas upstream sector.

The terminal value was calculated on the basis of:

—	a normalized cash flow, taking into account an EBITDA margin down slightly from 2013 forecasts and ratio of investments to revenues of 15%, a ratio of working capital requirements to revenues and a standard tax rate consistent with the last years of the financial projection;

—	a perpetuity growth rate of 2.0%.

Retained valuation range

By comparing the analyses of sensitivity and the financial and operational parameters, we used a range of enterprise value for the Exploration-Production segment between €6.0 bn and €7.0 bn.

Elements of consistency with an analysis by multiples of trading comparables

For information purposes, we analyzed the reserves multiples of a panel of companies which can be compared to the Exploration-Production segment: Dana Petroleum and Venture Production.

The reserves multiples of Gaz de France implied from our DCF valuation (multiple of enterprise value to 2007 reserves and multiple of terminal value to expected long-term reserves) are within the range of the 2007 reserve multiples for Dana Petroleum and Venture Production.

10.2.3  Valuation of Energy-Purchase & Sales

Retained financial projection

With respect to the individual and business customers, the financial projection takes into account the assumption of a loss of Gaz de France market share, which are projected on the basis of the losses of the historical supplier on the British market as of the date of deregulation of this market. However, the implementation of a “cost plus” regulation by the French CRE is supposed to restore downstream margins to allow Gaz de France to re-gain, by 2010, its cumulative losses related to its administered activities (€927 m as of December 31, 2007).

With respect to major accounts, we assumed a growth in volumes in France, Germany, the Benelux countries and Italy which offsets the margins reduction.

In the upstream segment of Energy-Purchase & Sales, the gas volumes which are handled sharply increase despite very prudent margins. Electricity production capacity is also supposed to grow sharply because of major projects by 2010 (CycoFos, Saint-Brieuc, Montoir), which will cover 50% of Gaz de France electricity sales.

While the very slight growth in revenues is not a relevant indicator for assessing the activity of this segment, the increase in the level of EBITDA margin by nearly 2 points in the future should be noted, which is due to the increase in the number of electricity generation units.

The level of working capital requirements is significant for this segment of the group and represents 14% of the revenues. Investments represent approximately 2% to 3% of the revenues following reclassification of non-contributing investments.

Analysis by discounted cash flows

Flows were discounted over the period 2008-2013 using a WACC of 8.0%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta taking into account the strong sensitivity of the results of this segment to exclude causes such as weather (€+/- 500 m on the annual EBITDA according to the financial analysts monitoring Gaz de France).

The terminal value was calculated on the basis of:

—	a normalized cash flow that takes into account the stabilization of the EBITDA margins and a ratio of investments to revenues of 1.5%, a ratio of working capital requirements to revenues and a standard tax rate in line with the last years of the financial projection;

—	a perpetuity growth rate of 2.0%.

Retained valuation range

By crossing the sensibility analyses and the financial and operational criterions, we calculated an enterprise value range for the Energy-Purchase & Sales segment between €8.8 bn and €10.2 bn.

Elements of consistency with an analysis by multiples of trading comparables

For information purposes, we analyzed the trading multiples of Distrigaz, a comparable company that is relatively close to the Energy-Purchase & Sales segment. We note that the multiple of enterprise value to EBITDA 2008 for the Energy-Purchase-Sale segment remains lower than the multiple of enterprise value to EBITDA 2008 for Distrigaz, which is currently the target of a tender offer, with a price that therefore takes into account a premium.

10.2.4  Valuation of Services

Retained financial projection

The Services segment is characterized by organic growth of approximately 4.5% which is slightly better than the market as a result of limited gains in market share.

In addition, industrial investments, and notably identified acquisition projects, contribute to a significant increase of the EBITDA in 2008. Investments, excluding acquisitions, are relatively limited and represent an annual average of 2% to 5% of the future revenues.

The development strategy related to heating networks explains that the EBITDA margins are sustained which amount approximately to 8% over the period covered by the financial projection.

Discounted cash flows analysis

Flows were discounted over the period 2008-2013 using a WACC of 7.5%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta estimated by analogy by the analysts.

The terminal value was calculated on the basis of:

—	a normalized cash flow taking into account an EBITDA margin, a ratio of investments to revenues, a ratio of working capital requirements to revenues and a standard tax rate in line with the last years of the financial projections used;

—	a perpetuity growth rate of 2.0%.

Retained valuation range

By crossing the sensitivity analyses and the financial and operational criterions, we calculated a range of enterprise value for the Services segment between €1.5 bn and €1.8 bn.

10.2.5  Evaluation of Transportation-Storage

Retained financial projection

The financial projection of the Transportation-Storage segment shows a strong growth in EBITDA driven by the program to increase re-gasification and transportation capacities: the Regulated Asset Base (RAB) in transmission and LNG terminals should rise by nearly one third in the middle-term. The useful storage volumes of Gaz de France also rise by nearly 10% in the same period.

Valuation analysis

We used as the value for the Transportation-Storage segment the RAB of the transportation infrastructures and LNG terminals calculated by the French Energy Regulatory Commission (CRE). Since the EBITDA of this segment is directly determined by the rate of remuneration applied to the RAB, it is consistent to use this as the enterprise value.

By discounting the cash flows of the Transportation-Storage segment at the rate of remuneration of the RAB after taxes, we obtained an enterprise value significantly higher than the RAB.

In conclusion, it appears reasonable to use a Regulated Asset Base plus a premium of 10% to 20% as the enterprise value of the Transportation-Storage segment.

Retained valuation range

We used an enterprise value range between €6.5 bn and €7.1 bn for the Transportation-Storage segment.

Elements of consistency with an analysis by multiples of trading comparables

The premium used on the RAB is in line with the premiums observed on the RABs of Snam Rete Gas or Enagas.

10.2.6  Distribution France

Retained financial projection

The financial projection shows a high level of investments in order to continue the connection work of the new delivery points, the high level of safety through continued treatment of risk factors, and the continuation of a high level of replacement expenses for the networks under concession. These investments result in growth of the RAB, starting with net growth in the EBITDA.

Valuation analysis

We used as the value for the Distribution France segment the RAB calculated by the CRE. Since the EBITDA of this segment is directly determined by the rate of remuneration applied to the RAB, it is consistent to use this as the enterprise value.

By discounting the cash flows of the Distribution France segment at the rate of remuneration of the RAB after taxes, we obtain an enterprise value significantly higher than the RAB.

As a conclusion, it appears reasonable to use a RAB plus a premium of 10% to 20% as the enterprise value of the Distribution France segment.

Retained valuation range

We used a range of enterprise value for the Distribution France segment between €14.5 bn and €15.8 bn.

Elements of consistency with an analysis by multiples of trading comparables

The premium used on the RAB is in line with the premiums observed on the RABs of Snam Rete Gas or Enagas.

10.2.7  Transportation-Distribution International

Retained financial projection

The retained financial projection only assumes a slight change in the assets already in the portfolio. In addition to industrial investments, the identified external growth relays are the gas distribution concessions in Central and Eastern Europe, the continuation of the development strategy in Italy and infrastructures acquisitions or expansions supporting positions already established in Romania, Italy, Hungary and Mexico. Investments are in a range between 12% (short-term) and 4% (middle-term) of revenues.

In a context of significant growth limited to the period 2008-2009, the EBITDA margins significantly increase in the middle-term, after a slight downturn in 2008-2010.

Discounted cash flows analysis

Flows were discounted over the period 2008-2013 using a WACC of 7.0%, determined in particular on the basis of a risk-free rate of 4.36%, ii) a market risk premium of 5.0% and iii) an unlevered beta estimated by analogy with comparable companies.

The terminal value was calculated on the basis of:

—	a normalized cash flows taking into account a steady EBITDA margin as of 2013 and a ratio of investments to revenues of more than 4%, a need in working capital to revenues and a normative tax rate in line with the last years of the retained financial projections;

—	a perpetuity growth rate of 2.0%.

Retained valuation range

By crossing the sensitivity analyses and the financial and operational criterions, we calculated a range of enterprise values for the Transmission-Distribution International segment betwen €6.4 bn and €7.9 bn.

Elements of consistency with an analysis by multiples of trading comparables

The multiples resulting from terminal value over standard EBITDA are consistent with those of the panel resulting from the trading comparables method.

10.2.8  Summary of conclusions of the Gaz de France valuation

The summary of our valuation of Gaz de France is as follows:

	Enterprise value (bn€)
	Min	Max

Exploration-Production	6.0	7.0
Energy Purchase-Sale	8.8	10.2
Services	1.5	1.8
Transportation-Storage	6.5	7.1
Distribution France	14.5	15.8
Transportation-Distribution International	6.4	7.9
Gaz de France enterprise value	43.6	49.8

The valuation using the sum of the parts of Gaz de France shows a range of enterprise value between €43.6 bn and €49.8 bn, which corresponds to a range of value per share between €41.3 and €47.7.

10.3.  Summary of conclusions of the intrinsic approach

The table below sets forth the retained respective ranges of values per share of Adjusted Suez and Gaz de France and the corresponding exchange ratios. The middle of the range of the exchange ratios resulting from the intrinsic approach is 0.95, which represents a premium of 0.6% compared to the exchange ratios amounting approximately to 0.9545.

Adjusted Suez		Gaz de France
(€ per share)		(€ per share)		Exchange Ratio(1)
Low	High	Low	High	Low	High	Average	Premium(2)

37.6	47.2	41.3	47.7	0.91	0.99	0.95	0.6%

(1)	Exchange ratio resulting from the criterion considered.

(2)	Premium resulting from the exchange ratio using this criterion.

11.	Analysis of the characteristics of the Transaction

11.1.  Financial terms of the Transaction

11.1.1  Analysis of the impact of the synergies resulting from the Transaction for the Suez shareholders

In the context of our work, we reviewed the public documents and presentations of the Suez Financial Advisors relating to the synergies resulting from the Transaction. Suez and Gaz de France value the operational synergies resulting from the merger of Suez and Gaz de France to €970 m per year (before taxes) by 2013, including €390 m per year (before taxes) of synergies that can be generated by 2010 (hereinafter the “Synergies”). Moreover, we reviewed the comments of analysts specialized in this industry with respect to the amount, the calendar and the probability of achieving the Synergies.

The managements of Suez and Gaz de France consider that the Synergies will be reached through i) the optimization of the natural gas supply (€100 m by 2010 and a total of €180 m), ii) savings on purchases non-related to energy (€120 m total), iii) savings on operational and selling costs (€170 m by 2010 and a total of €320 m), and iv) synergies in revenues (€350 m total). The achievement of these synergies of revenues will require the implementation of development investments (new power plants, liquefied natural gas chain).

In addition, the Transaction should enable GDF Suez to improve its cash position through the use of a maximum of €3 bn in deficits of the Suez tax group (a portion of which is considered as deferred tax assets); being said that approximately €2.2 bn thereof could be used, subject to an authorization from the French tax Administration.

In order to value the Synergies for the Suez shareholders, we calculated the current net value of the Synergies contemplated by Suez and Gaz de France by applying a discount rate of 8.1%, which corresponds to the average of the WACCs of the Suez divisions weighted by their importance in the valuation of Suez, with a discount adjustment of 1% to take into account a higher risk of achievement.

On the basis of these assumptions and analyses, the value of the Synergies is estimated at approximately €8.5 bn, which corresponds to approximately €5 bn for the Suez shareholders, i.e. approximately €3.8 per Suez share.

11.1.2  Analysis of the implied multiples of Adjusted Suez in the context of the Transaction

The proposed Exchange Ratio was determined mainly by reference to the trade prices of the two companies. Although the Transaction has been designed and structured as a merger of equals, it seemed interesting to conduct a comparative analysis of the resulting multiples of Adjusted Suez based on the Gaz de France trade price in the context of the Transaction and the multiples of transactions observed in transactions involving major European companies in the energy and environmental industries, some of which included a control premium.

Calculation of the implied Suez multiples in the context of the Transaction

As for the analysis of trading comparables, a separate approach for Suez Environnement was retained.

The implied multiples of enterprise value to EBITDA for Suez in the Transaction were calculated i) by reference to the Gaz de France spot prices and the volume weighted averages share price for the periods of 1 month, 3 months, 6 months and for the period since the announcement of the Transaction, ii) by applying the Exchange Ratio, iii) less 65% per Suez share of the value of the Suez Environnement division which is valued by applying the multiples of trading comparables companies, and iv) adjusted for the Suez net debt.

On this basis, the implied multiples of enterprise value to 2007 EBITDA range between 10.4x and 11.0x and the implied multiples of enterprise value to 2008 EBITDA range between 9.1x and 9.7x.

Transactions in the energy sector

Our selection of transactions involving companies comparable to Adjusted Suez is composed of seven very large transactions (implied enterprise value for 100% in excess of €15 bn) in the European energy sector, including notably the announced transactions on Endesa, Iberdola, Scottish Power, Union Fenosa, which have sometimes led to overbids by the potential buyers.

We note that the average multiples of enterprise value to EBITDA from this selection are 10.1x based on the historical data (n-1) and 8.7x based on the data for the current year. Only the transaction to delist Electrabel by Suez shows significant higher multiples. This may be due to the specific context of the transaction and to the speculative nature of the Electrabel share given the fact that the company was controlled by Suez.

Transactions in the environment sector

Although the weight of Suez Environment in Suez is much more marginal than the weight of Suez Energie, we analyzed the transaction multiples concerning companies comparable to Suez Environnement.

Our selection of takeover transactions related to companies comparable to Suez Environment is composed of transactions in the water and waste management sector in Europe with respect to which there was available public data and in particular Séché Environnement’s bid for Saur and the recent acquisitions made by Veolia Environnement, FCC, etc.

Because of the absence of forecast data on the acquired companies, we only analyzed historic multiples of transactions.

The average multiples of enterprise value to EBITDA provided by this selection are 10.2x for historical data (n-1).

Summary of conclusions

As a conclusion, the implied multiples for Suez in the Transactions are close to the multiples of transactions observed on transactions relating to companies which can be compared to Adjusted Suez and on transactions on companies which can be compared to Suez Environnement.

11.2.  Context of the Transaction

11.2.1  Negotiation process between Suez and Gaz de France that led to the Transaction

The Transaction, as envisaged to date, can be considered as the result of lengthy negotiations that began at the end of 2005 and were accelerated in February 2006 following the public announcement by Enel of its intention to acquire Electrabel, a subsidiary of Suez, and rumors of a takeover bid by Enel and Veolia over Suez.

Thus, at first glance, the principle of a merger between Gaz de France and Suez, which was announced by the two groups on February 27, 2006, corresponds to a trend towards consolidation in the Energy sector in Europe, as witnessed by the majority transaction and takeover deals described above.

The merger exchange ratio proposed between Gaz de France and Suez at that time was one Suez share for one Gaz de France share, following payment by Suez of an exceptional dividend of €1.25 billion to its stockholders (i.e. €1 per Suez share), subject notably to the following:

—	approval of the Gaz de France privatization bill by the Council of Ministers (June 28, 2006); vote of the privatization bill by the National Assembly (September 28, 2006) and approval by the Constitutional Council (Conseil Constitutionnel) of the Gaz de France privatization bill (December 2, 006);

—	filing of remedies with the European Commission (October 13, 2006);

—	consent by the Suez institutional and reference stockholders to the proposed transaction, some stockholders having expressed their opposition to the initial plan (letter from Knight Vinke Asset Management to the Suez Board of Directors dated November 17, 2006);

—	opinion of the employee representatives of both groups on the contemplated merger:- the Gaz de France European Works Council issued a negative opinion on the merger with Suez (March 11, 2008); the French Central Works Council issued a negative opinion on the merger with Suez (May 26, 2008). The Suez Works Council issued a positive opinion on the merger with Gaz de France (29 November 2007), the Suez European Dialogue Authority issued a negative opinion on the merger with Gaz de France (January 7, 2008), the Suez Environnement Works Council issued a positive opinion on the merger with Gaz de France (10 December 2007).

Given the market’s reactions, the intent of the French State not to own less than one third of the share capital and voting rights of Gaz de France (then of GDF Suez) and the intent of Suez not to sell the Environment assets, Gaz de France and Suez announced the final terms of the Transaction in a press release on September 3, 2007. These terms are listed below:

—	Merger of equals based on an exchange ratio of approximately 0.9545 Gaz de France share for one Suez share, i.e. 21 Gaz de France shares for 22 Suez shares;

—	Distribution by Suez, immediately prior to the merger, to the Suez stockholders (excluding Suez itself) of 65% of the share capital of Suez Environnement;

—	A steady interest of 47% in the capital of Suez Environment to be provided in a stockholders’ agreement among the main stockholders of Suez Environnement.

First of all, it should be noted that, all other things being the same (including the change in growth and profitability profiles of the two groups Suez and Gaz de France between February 2006 and today) this new exchange ratio is on the face of it an improvement of the financial terms for the Suez shareholders compared to the initial financial terms of the Transaction of February 2006.

Based on the Gaz de France one-month volume weighted average share price as of May 16, 2008, a premium of 10.1% can be observed between the exchange value of the Suez share according to the final terms of the Transaction and the exchange value of the Suez share under the initial terms of the Transaction, based on a volume weighted average share price and a value of Suez Environnement calculated using the trading comparables methodologies.

Exchange value per Suez share — 1st offer (€)	43.4
Exchange value per Suez share — 2nd offer (€)	47.8
Premium on first offer	10.1%

Furthermore, it has been confirmed to us that, during the two years spent implementing the merger between Gaz de France and Suez, no formal offer by a third party, on Suez or Suez Environnement, has been received by the managers or directors of the Suez group that could have resulted in more advantageous financial terms than those of the merger with Gaz de France, despite the numerous market rumors (Veolia Environnement, Enel, Pinault) since the Transaction was announced in February 2006.

11.2.2  Role of the State in mergers and acquisitions in the energy sector

Following the Transaction, the French State, which is currently the majority shareholder of Gaz de France, i) will be the main shareholder of GDF Suez holding approximately 35.6% of the share capital and the voting rights, and will have a golden share and ii) will remain involved in regulating a significant portion of the assets of GDF Suez, particularly the old assets of Gaz de France as well as the tariffs charged by some of the assets of the new group.

For that reason, the specific role played by the State in the new combination should be examined more closely.

i)	Presence of the States in the energy sector

Firstly, the French State is not an exception compared to practices in Europe.

The deregulation of the Energy market caused the major European gas and power utilities to expand beyond their national borders, changing the context of the energy market. Thus, Europe witnesses a number of mergers and a consolidation of the energy sector around large corporations like EDF, Suez, E.On and Enel.

This liberalization of the market led to greater patriotism from the European countries with greater attention paid to merger deals in the sector. The authorities do not hesitate to sollicit state-owned businesses or to amend their regulations to prevent any threat of unsolicited takeover bids.

Italy also chose a protectionist strategy in the highly sensitive energy sector when EDF launched a takeover bid on Italian company Edison. At the same time as a legislative decree capping at 2% the voting rights of EDF, which owned a majority interest in the company, the Italian government passed a law in August 2004, giving it the initiative to intervene if any Italian company fell under the control of a state-funded foreign company, before negotiating the terms of the takeover of the group by EDF.

The Spanish government attempted to prevent the purchase of Endesa by Germany’s E.On and suggested a merger between the country’s top electric utility and natural gas utility Gas Natural.

The Spanish State then amended the national laws by issuing a legislative decree stipulating that the Spanish regulatory authority may examine any takeover bids affecting strategic public interests. In Spain, the State can also object to the takeover of a national company by any foreign company, under certain conditions, pursuant to a 1999 law.

Meanwhile, companies can solicit national authorities to defend themselves from a hostile takeover bid. This was the case of Iberdola when it faced a public offering by EDF. Following the public offering by EDF, Iberdola asked the CNE (Spain’s energy regulatory authority) to limit the voting rights of the BTP company ACS, its main shareholder, for fear that it would act jointly with EDF to launch a hostile takeover bid.

In Belgium, the public offering launched by Suez on Electrabel in 2005 turned out to be a success, not without concessions for the buyer. In fact, the Belgian authorities made Suez sign an agreement, the “Pax Electrica”, in which the French company agrees to guarantee that its Belgian subsidiaries (Electrabel, Fluxys, Distrigaz and Tractebel) will continue to be based in Belgium and to take the necessary steps to rebalance the Belgian market.

In 2006, when the merger between Suez and Gaz de France was announced, the Belgian government announced its intent to add additional measures to the agreement entered into the previous year (via the signing of a “Pax Electrica II”) in order for the Belgium market to benefit from competition and to avoid any monopolies (increase in the number of operational players in the electricity production).

As a conclusion, ownership by a State of stock in a utility company and / or any of its subsidiaries operating in the energy sector is not an isolated phenomenon, particularly in Europe.

Stock ownership by the State in some European companies in the energy sector

Sources: Companies

In this European environment, where it is common for a State to own an interest in energy companies and the French State ownership in GDF Suez can be considered as an additional step in building a global European energy group.

ii)	Golden share

Decree No. 2007-1790 of December 20, 2007 establishing a golden share for the French State in Gaz de France SA pursuant to Article 39 of the Energy Sector Act amending Article 24-1 of law No. 2004-803 of August 9, 2004 converts one State-owned common share in Gaz de France into one golden share. This golden share is intended to protect France’s basic interests in the energy sector in order to insure the continuity or the security of its energy supply.

The golden share gives the French State a permanent veto right against any decisions by Gaz de France SA (and then by GDF SUEZ) or its French subsidiaries which would lead to, either directly or indirectly, the assignment in any form whatsoever, the transfer of the operation, the granting of a pledge or security or the change of the purpose of certain assets referred to by the decree, if it considers that such decision is contrary to France’s basic interests in the energy sector in order to insure the continuity and security of its energy supply.

As a result of the Transaction, the shareholders of Suez, which is not a company controlled by the government, will become shareholders of GDF SUEZ, a company in which the French State owns a golden share.

We have analyzed the consequences of this golden share granted to the French State in terms of the rights of the Suez shareholders prior to and following the contemplated Transaction.

It should be noted that the existence of a golden share granted to a State is not new for the Suez group.

In fact, the Belgian State has a golden share or specific share in three Suez’ subsidiaries - Fluxys, Distrigaz and Synatom. These golden shares were granted to the Belgian State prior to the announcement of the merger between Gaz de France and Suez on September 2, 2007 and aside from any consideration related to it.

A.  The Belgian State’s golden share in Fluxys gives it the following prerogatives:

—	the right to appoint two representatives of the Federal Government with an advisory vote at the Board of Directors and the Management Committee;

—	the right for the Minister, at the urging of the Government representatives, to cancel any decisions contrary to the federal energy policy;

—	a veto right for any decision relating to the sale or the pledge or security of certain strategic assets, if the Minister considers that the contemplated deal violates the national interests in the energy sector;

—	A right to extension and a specific voting right in case of a freeze at the company’s shareholders’ meeting with respect to any issue relating to the targets of the federal energy policy.

B.  The Belgian State’s golden share in Distrigaz gives it the following prerogatives:

—	the right to appoint two representatives of the Federal Government with an advisory vote to the Board of Directors and the Management Committee;

—	the right for the Minister, upon call by the Government representatives, to cancel any decisions contrary to federal energy policy;

—	a right to extension and a special voting right in case of a freeze at the company’s shareholders’ meeting with respect to any issue relating to the targets of the federal energy policy.

C.  The Belgian State’s golden share in Synatom gives it the following prerogatives:

—	the right to be informed in advance of some securities transfers and to veto them if the Federal Ministry considers that such transfers would result in a change of the distribution of the voting rights within Synatom in such a way that it will be contrary to the national interests in the energy sector;

—	the right to appoint two representatives of the Federal Government with an advisory vote at the Board of Directors and the Management Committee;

—	the right for the Federal Minister, upon call by the Government representatives, to cancel any decisions contrary to federal energy policy;

—	a special voting right in case of a freeze at the company’s shareholders’ meeting with respect to any issue relating to the targets of the federal energy policy.

Thus, prior to the Transaction, Suez could already have been considered as a group in which the State (Belgian in this instance), had and will continue to have for the businesses of Synatom, the only business unit not required to be sold under the Remedies, prerogatives on the management of the group’s strategic assets engaged in the energy business.

Other groups in the European energy sector have golden shares, namely Enel, Eni and Endesa, thus this should not be considered a major innovation for the Suez minority shareholders.

As a conclusion, it should be pointed out that the assets concerned by the French government’s golden share are part of the strategic interest of the merger, and Suez has confirmed to us that it has no intent of selling or transferring them.

iii)  The Role of the State as Regulator in the Energy Sector

Every European country has an independent administrative authority in charge of monitoring that the gas and electricity markets operate properly: such as the Commission de régulation de l’électricité et du gaz (CREG) in Belgium, the E-Control in Austria, the Bundesnetzagentur (BNA) in Germany, the Comision Nacional de Energia (CNE) in Spain, the Autorità per l’energia elettrica e il gas (AEEG) in Italy and the Commission de Régulation de l’Energie (CRE) in France.

In France, the CRE “works for the benefit of end consumers, for the proper operation of the gas and electricity markets”.

At the national level, the CRE has three main missions:

(1)	Guaranteeing access to networks and promoting capital investment

(2)	Promoting the growth of competition and seeing to it that consumers benefit from the complete opening up of the markets

(3)	Helping to implement the public service requirements set by law-makers

In the context of its missions, the CRE maintains close relationships with the French government.

Thus, the prices charged by Gaz de France to access methane terminals and by its subsidiaries in charge of the infrastructures management to access the natural gas shipping and distribution terminals are set by the ministers in charge of the economy and energy upon recommendation of the CRE.

These rates are based mainly on the charges applied to a regulated assets base (RAB).

The authorities can decide to reduce the rate charged or to modify the calculation of the RAB. The authorities can also refuse to take into account certain operating expenses or capital investments made by Gaz de France or its subsidiaries in calculating the rates charged.

In addition, a portion of the energy sales made by Gaz de France results from the administered rates, which are subject to specific regulations.

Thus, with regard to the sale of natural gas in France, for the years 2005-2007, the principles for setting the rates were provided by decree of the Ministry of the Economy, Industry and Employment on June 16, 2005 (the so-called 2005-2007 Public Service Contract).

The decree was only partially applied during that period.

Moreover, the validity period of the public service contract ended on December 31, 2007. A new regulatory framework has to be established to govern any changes in the rates charged. Discussions are now being held with the authorities regarding the terms of the rates under the future 2008-2010 public service contract.

This regulatory framework has a significant impact on the current market context as regards the raise in oil prices, as it is likely to create a shortfall related to the partial impact of these costs of regulated prices.

Thus, as of December 31, 2007, Gaz de France recorded a loss in earnings of €927 million due to the delay in impacting the increase in its supply costs on the natural gas rates charged in France.

The change in the regulations (in particular, with respect to the 40% excess productivity gains posted by Gaz de France) was taken into account in our appraisal, since the Gaz de France financial projections assume this loss in earnings will be caught up which seems consistent with the recent increases in regulated tariffs and the terms of the new regulations effective for the 2008-2012 period.

iv)	With Respect to Securities Law

Prior to the contemplated Transaction, the French state held 79.8% of the capital and voting rights in Gaz de France.

Under Article 24 of Law No. 2004-803 of August 9, 2004, as amended by Article 39 of Law No. 2006-1537 of December 7, 2006, the State must own more than one third of the capital in Gaz de France. In that Gaz de France now belongs to the French public sector, the transfer of its control to the private sector is subject to the application of the procedures set forth in Law No. 86-912 of August 6, 1986 relating to the terms and conditions of privatization, as amended by Law No. 93-923 of July 19, 1993.

The decision to transfer Gaz de France from the public sector to the private sector was made by Decree No. 2007-1784 of December 19, 2007, pursuant to Law No. 93-923 of July 19, 1993 relating to privatization. The completion of the merger of Suez by Gaz de France will involve the transfer to the private sector of most of the share capital of Gaz de France.

The law governing Public Tender Offers in France provides that whenever any person acting alone or in concert crosses the threshold of one third of the share capital or voting rights in a company whose shares are listed for trading on a regulated market, the said person must file a mandatory public offering relating to the share capital of the company.

In this instance, the French State did not cross the threshold of one third of the share capital or voting rights of Suez, but amerger of Suez with and into Gaz de France, with the French State maintaining its stake in Gaz de France

(now GDF Suez), which result in the French State going from being a majority shareholder to a reference shareholder holding a golden share (cf. above).

Under the General Regulations of the French market regulatory body, the AMF (Autorité des marchés financiers), the AMF can also decide to make a buy-out offer on the stock of any company that is admitted for trading on a regulated market when one or several individuals or an entities controlling the company approve the merger of such company with and into the company that controls it (according to the notion of control as defined in Article L 233-3 of the French Commercial Code).

This procedure will not apply to Suez since the group is not a controlled company within the meaning of the above-mentioned article of the French Commercial Code.

As a conclusion, the market terms for the merger between the two groups does not entail an obligation to issue a public tender offer on Suez and thus cannot justify any notion of a control premium for Suez’s minority shareholders.

This analysis is supported by the composition of the management bodies of the new group GDF Suez.

Although Gaz de France is the acquiring company, the composition of the management bodies of the new group GDF SUEZ reflects a largely balanced breakdown among the executives of Suez and Gaz de France, especially the ones in the principal key positions.

The allocation of the responsibilities within these departments shall be as follows:

The GDF SUEZ Board of Directors will be composed of the same number of members proposed by Suez and by Gaz de France. Its chairman will be Gérard Mestrallet, who is the current chairman of the Suez Board of Directors.

Furthermore, the Suez shareholders will own 55.5% of GDF SUEZ share capital and voting rights while Gaz de France shareholders will own 44.5% of GDF SUEZ share capital and voting rights.

In light of the above, although Gaz de France is, from a legal point of view, the absorbing entity in this merger, the two companies have decided that Suez would be the absorbing entity from an accounting point of view, with respect to IFRS 3 “Business combinations” applicable to the consolidated financial statements of GDF SUEZ.

It must be noted that the French State is not like any other shareholder. Over a period of twenty years and in all the companies in which it has held a majority stake, it never took control over the companies and had always reduced its stake except in situations involving restructurings or almost the bankruptcy of the said companies like Alstom.

By way of example, the State, which held 98.2% in Snecma in 2001, now owns only 30.41% of the share capital in Safran. Similarly, it reduced its holding in France Telecom to 18.1% at the end of 2007, down from 55.5% in 2005; in Air France to 18.0% in 2007 down from 55.9% in 2002. The French State withdrew its stake in Total in 1997 (with a 5% stake in 1995, reduced to 0.9% in 1996) and Bull in 2005 (whereas it held 16.3% of the shares capital from 2001 to 2004).

11.2.3  Analysis of Remedies

On October 13, 2006, Suez and Gaz de France committed to implement Remedies to obtain support from the European Commission on their proposed merger. These measures came in response to the complaints by Brussels on August 18, 2008 that the merger might violate free competition in Europe. Its concerns were related precisely to the natural gas and electricity markets in Belgium, as well as the natural gas markets and heating networks in France.

For Suez, the remedies involved mainly the following:

—	Distrigaz :

•	The sale of Suez’s stake in Distrigaz, the guarantee by Suez of the supply Electrabel’s natural gas needs (a supply contract not exceeding 70TWh), a possible pre-emptive right for Publigaz

•	The transfer of Distrigaz & Co to Fluxys and the application in Belgium of the Code of Good Conduct to new transit contracts

—	Fluxys :

•	the decrease in the shareholding in Fluxys to 45% and the loss of control

•	the autonomy of Fluxys management guaranteed by new governance principles

—	Gas infrastructures in Belgium

•	The increase up to 60% of the interest owned by the new group in the terminal

•	The implementation of measures facilitating the access to the Zeebrugge hub

•	The market consultation for the second extension of the Zeebrugge LNG terminal

•	The expansion of the north-south transit capacity through Belgium

•	New storage capacity

Concerning the sale of the Suez stake in Distrigaz, three potential buyers were selected on March 26, 2008: E.On, Edf and Eni. Ultimately, Eni was selected on May 24, 2008.

In our valuation work, we selected for Distrigaz and Fluxys a value based on the latest trading prices of those companies.

11.3.  Analysis of the Distribution of Suez Environnement Company

As part of our appraisal, and in order to assess the fairness, from a financial point of view, of the Transaction to the Suez shareholders, we analyzed the Spin Off-Distribution and in particular, we reviewed the agreements associated therewith that are likely to have an impact on the assessment of the Transaction.

The Suez Environnement Company Shareholders’ Agreement

Suez (whose rights and obligations will be completely assumed by GDF SUEZ following completion of the Transaction under this shareholders agreement), Groupe Bruxelles Lambert, Sofina, Caisse des Dépôts et Consignations, Areva and CNP which should hold in the aggregate 47% of the share capital and voting rights of Suez Environnement Company at the end of the Spin Off-Distribution, as well as Suez Environnement Company, will enter into a shareholders’ agreement for a five-year term, renewable as from the date of the Suez General Meeting called to approve the Spin Off-Distribution, and that provides for the following:

—	the allocation between the parties to the shareholders’ agreement of the seats at the Board of Directors of Suez Environnement Company (nine directors elected upon a motion by GDF SUEZ, four independent directors elected by mutual consent of the parties to the agreement upon a proposal of the Chairman of the Board of Directors (reduced to three in the event of the appointment of a director representing employees shareholders), two directors appointed upon a motion by Groupe Bruxelles Lambert, one director appointed upon a motion by Areva, one director appointed upon a motion by CNP and one director appointed on a motion by Sofina);

—	the election of the Chairman of Suez Environnement Company by the board of directors upon a motion by GDF SUEZ, and the appointment of the Chief Executive Officer upon a motion by the Chairman;

—	the creation and composition of four committees of the Board of Directors (audit and accounts committee, appointment and compensation committee, ethics and sustainable development committee and strategic committee);

—	the adoption of the decisions of the Board of Directors by a simple majority of its members. The Chairman will have the casting vote in the event of a tied vote, with the exception, in particular, to decisions affecting the share capital or the bylaws, or relating to all exceptional distributions, which have to be taken by a qualified majority of two thirds of the members of the Board of Directors;

—	an obligation for parties to the shareholders agreement to consult each other before every meeting of the Board of Directors and every meeting of the General Assembly of shareholders called to take important decisions;

—	a reciprocal preemptive right among the parties to the shareholders’ agreement that applies to all transfer of Suez Environnement Company shares (with the exception of permitted transfers, including sales by a shareholder of shares representing less than 10% of its holding on the last day of the month prior to the concerned sale, assessed over a 12-month period), according to the following terms and order of priority:

•	in the event of a sale by GDF SUEZ of its shares, each party to the shareholders’ agreement shall have a first rank preemptive right and Suez Environnement Company shall have a second rank preemptive right;

•	in the event of a sale by one of the other parties to the shareholders’ agreement, each party (apart from GDF Suez) will have a first rank preemptive right, GDF SUEZ will have a second rank preemptive right and Suez Environnement Company will have a third rank preemptive right;

—	the obligation for all parties to notify GDF SUEZ, in its capacity as the manager of the agreement, of any intent to acquire shares;

—	the parties to the shareholders’ agreement are prohibited from acquiring securities that will result in the obligation to file either a tender offer or a price guarantee (garantie de cours) concerning Suez Environnement Company by shareholders acting in concert;

—	a tag-along in favor of the other parties to the shareholders’ agreement in the event of the sale by GDF SUEZ of the majority of its interest in Suez Environnement Company.

The shareholders’ agreement shall be terminated before its term, if (i) all the shares subject to the agreement represent less than 20% of the share capital of Suez Environnement Company, or (ii) GDF SUEZ is no longer the predominant shareholder of the concert following the sale of shares in case of the exercise of the preemptive right.

Furthermore, should a party hold less than a third of its initial shareholding, the agreement would be terminated for the said party but remain in force in all its provisions for the other parties.

The shareholders’ agreement will constitute an agreement to act in concert within the meaning of Article L. 233-10 of the French Commercial Code. GDF SUEZ plays a predominant role in this agreement. The provisions of the agreement and, in particular, the possibility for GDF SUEZ to appoint half the members of the Board of Directors, including the Chairman who has a casting vote, as well as the appoint upon a motion by the Chairman, of the Chief Executive of the Company, shall confer the control of the company to GDF SUEZ.

With respect to the change in holding of the shareholders concerned by the agreement other than GDF SUEZ, these shareholders have stated that they could in the short term envisage the reinforcement of their stake in the share capital of Suez Environnement Company and could consequently, during a stabilization period of 30 calendar days following the date of completion of the Spin Off-Distribution (and subject to prevailing market conditions during the stabilization period), acquire shares on the market to bring the total share owned by the parties to a level close to 50% of the company’s share capital and voting rights (without exceeding this threshold).

The draft Shareholders’ Agreement, because of the tag-along right provided, allows the parties to receive a cash payment for their holdings in Suez Environnement Company in the event of the sale of more than half of the shares held by GDF SUEZ in Suez Environnement Company, at the same price, to the same assignee and under the same terms and conditions as that of the transfer of its stake by GDF-SUEZ.

Any intent (i) by GDF SUEZ to sell more than one third of the share capital and voting rights in Suez Environnement Company to any third party acting alone or in concert or (ii) to change the predominance in the concert would likely lead to a requirement for a mandatory public offering enabling the minority shareholders of Suez Environnement Company to benefit from financial conditions which would be at least identical to those granted to the shareholders selling their shares.

In the March 27, 2008 version of the draft Shareholders’ Agreement, we did not identify any item which could have an impact on the analysis of the fairness of the Transaction.

Agreement relating to the cooperation and shared functions between Suez and Suez Environnement Company.

This agreement, the execution of which was authorized by the Suez Environnement Company Board of Directors on June 4, 2008 and by the Suez Board of Directors on June 4, 2008, pursuant to the provisions of Article L.225-38 of the Commercial Code, is entered into under the condition precedent that the Transaction will close.

The agreement is entered into for an initial term of five years. Following the initial 5-year term, except in case of termination by any of the signatories at least six months before expiration, it shall be tacitly renewed for one-year periods.

The contract shall automatically terminate prior to its term if GDF SUEZ loses control over Suez Environnement Company, subject to the organization on a case-by-case basis of transition periods with respect to agreements that will implement the cooperation agreements.

The purpose of the contract, which is part of the Transaction, is to ensure that Suez Environnement Company will continue to receive the support of its controlling shareholder and to participate in the GDF SUEZ “group” policy, in order notably to develop synergies between GDF SUEZ and Suez Environnement Company.

As such, Suez Environnement Company and its subsidiaries will be able to continue to benefit from the centralized services provided directly by GDF SUEZ and some of its subsidiaries in the context of expertise centers and shared services centers and will continue to comply with the GDF SUEZ Group policy.

The cooperation between GDF SUEZ and Suez Environnement Company will concern notably the following areas:

Strategy:

—	Monitoring, analysis and setting of guidelines for strategy and development

—	Research and innovation

—	Industrial and commercial cooperation

—	International relations

Human Resources:

—	Maintaining the Suez “employment agreement” at Suez Environnement Company

—	Defining the Group’s human resources policy

—	Recruitment — Mobility

—	Bonus issue plans

—	Employee shareholding plans

—	Retirement plans — Protection — Healthcare costs

—	Integrated, globalized career management for current managers and their potential successors

—	Training

Accounting:

—	Accounting principles

—	Reporting

—	Certificates and reports

—	Tools

Internal Control, Audit and Risks

—	External audit

—	Finance function

—	Tax Policy

—	Purchasing management

—	Insurance

—	Logistics — Real Estate

—	Legal services, employee organizations and corporate governance

—	Relations with the French government

—	Computer services

—	Internal and financial communications and sustainable development

The services provided under the contract will be billed between Suez Environnement Company and GDF Suez, in accordance with the market conditions.

The nature and the conditions under which this cooperation and shared functions agreement between Suez and Suez Environnement Company only reflects Suez’s commitments over time to Suez Environnement Company and enhances the perception of a long-term holding by GDF SUEZ in Suez Environnement Company.

In the March 27, 2008 version of the draft agreement, we did not identify any item which could have an impact on the analysis of the fairness of the Transaction.

The Spin Off-Distribution and the subsequent listing of Suez Environnement Company will allow every Suez minority shareholder to assess the potential creation value of Suez Environnement Company which will then directly valued by the market based on its own financial performances and multiples of comparable companies.

The support of major shareholders of Suez is reflected by the example of Sofina, which on April 15, 2008 raised its stake in Suez to 16,500,000 shares.11

Suez Environnement will benefit thanks to (i) the shareholders’ agreement entered into among its principal shareholders and (ii) the shared services agreement from the stable backing of the GDF SUEZ Group and the associated synergies.

In addition, we noted that given the financial projections of Suez Environnement Company, and given a dividend distribution rate of approximately 50%, Suez Environnement Company would reach the point of funding its own projects.

Suez, Suez Finance, Suez Environnement Company and Suez Environnement will also enter into a framework agreement which provides for the main terms and conditions of the group’s future financing for the 2008-2010 period.

The financing will be provided by Suez Finance or any other entity of the Suez group designated by Suez. These financings may be granted to all entities of the Suez Environnement Company group, it being said that Suez Environnement Company or Suez Environnement will have to guarantee the repayment if the financing is granted to one of its subsidiaries. The overall amount of financing granted will be limited to the total amount of financing needs of the Suez Environnement Company group as agreed each year between Suez and Suez Environnement Company.

The contract notably provides that notwithstanding the granting of financing to the Suez Environnement Company group, Suez Environnement Company and Suez Environnement undertake for the entire duration of the contract and subject to certain exceptions, neither to dispose of all or part of their assets without the prior agreement of the Suez group nor to grant securities on their assets for funding requirements.

The financing undertaking of the Suez group will end and the group will be entitled to request the repayment of the financing granted in the event of a change of control of the Suez Environnement Company group, i.e. in case of (i) the loss by Suez of its control over Suez Environnement Company within the meaning of Article L.233-3 of the French Commercial Code or the the loss of the power to appoint or dismiss a number of members of the administration, management or supervisory bodies of Suez Environnement Company having together the majority of the voting rights of said bodies, (ii) the loss by Suez of its control over Suez Environnement within the meaning of Article L.233-3 of the French Commercial Code, or (iii) the termination of the full consolidation (within the meaning of IFRS standards) by Suez of Suez Environnement Company and Suez Environnement.

Lastly, this spin-off will enable the minority shareholders of Suez, based on their own perception of the risk/return ratio related to each business segment, Energy and Environment, to make their own choice:

—	Either retain the Suez Environnement Company shares and receive the benefits associated with the support of GDF Suez referred to above;

—	Or make an arbitrage in favor of GDF SUEZ by means of a partial or total sale of the Suez Environnement Company shares received.

It should be pointed out that the Spin Off-Distribution did not entail any control premium in the value of Suez Environnement Company.

Furthermore, the control premium relating to the 35% interest, associated with a shareholders’ agreement providing for the possibility to hold 47%, will be shared with the shareholders of Gaz de France who will indirectly benefit of approximately 15.6% of this control premium.

11  Source: Reports by the Board of Directors and the Auditor to the Annual General Meeting of May 5, 2008.

12.	Critical analysis of the valuation made by the Financial Advisors to Suez

In this Report, Oddo Corporate Finance conducted a critical analysis of the valuation prepared by Suez’ Financial Advisors.

We reviewed and analyzed the financial opinions conducted by the Financial Advisors of Suez, BNP Paribas and JP Morgan, which were sent to us on May 21, 2008. These valuations will be presented to the Suez Board of Directors on June 4, 2008.

12.1.  Comments on the methodological approach

The Financial Advisors conducted a valuation using a multi-criteria approach to assess the Exchange Ratio.

Like Oddo Corporate Finance, the Financial Advisors used the following principal analyses:

—	Analysis of the share prices of Suez and Gaz de France as of May 16, 2008 and August 28, 2008;

—	Analysis of the analysts’ target prices on Adjusted Suez and Gaz de France;

—	Trading comparable companies methodology for Adjusted Suez and Gaz de France.

Like Oddo Corporate Finance, the Financial Advisors did not use the following approaches:

—	The net asset value or the adjusted net asset value methodology;

—	The discounted dividend methodology;

—	The recent capital transactions methodology.

However, the Financial Advisors did use the discounted cash flow methodology based on the consolidated financial projections of Adjusted Suez and Gaz de France for the years 2008-2010, a method which Oddo Corporate Finance did not retain as the two companies each have businesses with very different levels of growth, margins, predictability, capital intensity, regulatory and country risks, especially Gaz de France.

The Financial Advisors did not retain a valuation using a discounted cash flow analysis applied to the sum of the parts and chose to use the discounted cash flow methodology applied to the consolidated flows of Suez and Gaz de France. As described above, given the heterogeneous nature of the businesses of Adjusted Suez and Gaz de France, a sum-of-the-parts analysis seems more relevant and adapted to this situation. The sum-of-the-parts valuation analysis is also the principal method used by the analysts analyzing Suez and Gaz de France as a reference for their valuation, particularly through the discounted cash flow method.

Lastly, the Financial Advisors did not use a comparable transactions analysis. As an indication, we compared the implied multiples of Suez in the Transaction with the multiples shown in transactions relating to major European companies of the energy sector.

12.2.  Comments on the Methodologies Used

12.2.1  Calculating the equity value from the enterprise value

The Financial Advisors made adjustments to calculate the equity value from the enterprise value which amount to €17.9 billion for Suez, €5.2 billion for Suez Environnement and €3.7 billion for Gaz de France.

We made adjustments to calculate the equity value from the enterprise value which amount to €18.0 billion for Suez, €5.3 billion for Suez Environnement and €3.6 billion for Gaz de France.

12.2.2  The trade price methodology

The valuation works conducted by the Financial Advisors includes an analysis of the Suez and Gaz de France trade prices as of May 16, 2008 and August 28, 2007 as well as an assessment of the implied value of Suez Environnement.

Unlike the Financial Advisors, we also analyzed the equity value of Suez Environnement implied by the market based by applying the Exchange Ratio to spot prices and volume weighted average share prices for Suez and Gaz de France for the periods of one-month, three-month and six-month and the period since September 3, 2007. The Financial Advisors focused on the opposite approach and compared the difference between the prices of Suez and Gaz de France adjusted by the Exchange Ratio since September 3, 2007 (the “spread”) to the spreads calculated by i) the application of the multiples of Veolia Environnement, the main trading comparable of Suez Environnement and ii) the valuation of Suez Environnement using a discounted cash flow method.

Oddo Corporate Finance had no particular additional comment to make as to how this methodology was applied.

12.2.3  Analysts’ target price methodology

The valuation by the Financial Advisors includes an analysis of the target prices calculated by the analysts analyzing Suez and Gaz de France. To calculate the Adjusted Suez value from the value of Suez, the target price is reduced by 65% of the value of the equity of Suez Environnement provided by each analyst.

Oddo Corporate Finance has no particular comment to make as to how this methodology was applied.

12.2.4  The trading comparables methodology

The valuation by the Financial Advisors includes an analysis of the trading multiples on Suez Energie, Suez Environnement and Gaz de France. For Gaz de France, the Financial Advisors used an average multiple based on the breakdown of its business between infrastructure activities, services, purchase / sale on the one hand, and exploration and production activities on the other hand, based on the estimated breakdown 2008 and 2009 gross operating income.

Although the results of this analysis concur with those prepared by Oddo Corporate Finance, with respect to Gaz de France, we did not use the multiples of enterprise value to EBITDA of trading multiples for the Exploration & Production segment because the valuations in that sector are mainly based on the amounts, nature and location of proven and probable reserves and projects under development rather than on a current or short-term return. As such, the multiples of enterprise value to EBITDA are extremely heterogeneous among the companies in the sector. We chose to focus on the proven and probable reserves multiples of “junior oil and gas companies”.

Oddo Corporate Finance has no particular additional comment to make as to how this methodology was applied.

12.2.5  Discounted cash flow methodology

The valuation by the Financial Advisors contains a valuation based on the present value of the consolidated cash flows of Adjusted Suez, Suez Environnement and Gaz de France based on the financial projections for the years 2008-2010.

Our critical analysis leads to the following comments:

—	The use of a discounted consolidated cash flow analysis is questionnable as both companies have business divisions with very different levels of growth, margins, predictability, capital intensity, regulatory and country risks, especially Gaz de France;

—	As stated by the Financial Advisors in their report, the limited period covered by the projections gives substantial weight to the terminal value and leads to results which are highly dependent upon the normalized free cash flow. The terminal value represents, based on the central values selected by the Financial Advisors, 92.1% of the enterprise value of Suez, 98.7% of the enterprise value of Suez Environnement and 96.5% of the enterprise value of Gaz de France. In addition, the weight of non contributing investments makes it difficult to assess the normative cash flow by 2010;

—	Lastly, the Financial Advisors did not conduct any analysis regarding the sensitivity of the valuation based on the key parameters identified by the managements of Suez and Gaz de France, particularly on the long-term price of oil per barrel, the € / US$exchange rate, or long-term electricity prices, which have a very substantial impact in terms of value.

Oddo Corporate Finance does not have any particular additional comment to make as to how this methodology was applied.

13.	Fairness Opinion

The proposed Exchange Ratio of 21 Gaz de France shares for 22 Suez shares combined with the distribution by Suez to its shareholders (other than itself) of 65% of Suez Environnement Company shares, calls for the following comments:

1) In addition to the examination of the Gaz de France and Suez trading prices since the announcement of the Transaction, the market approach to the Exchange Ratio was performed using two methodologies: on the one hand, by determining a value for Suez Environnement applying multiples of comparable companies and, on the other hand, by calculating its value implied by the difference between the trade prices of the two groups which difference was adjusted by the Exchange Ratio. The first methodology shows a slight premium for the Suez shareholders compared to the proposed Exchange Ratio, but is dependent upon the market valuation of Suez Environnement’s principal comparable notably since the beginning of 2008. The second methodology shows an implied value of Suez Environnement which is lower than the value determined using the first methodology as well as the value estimated by the main financial analysts that established a value of Suez Environnement. This difference in value can be explained, among other factors, by the relative uncertainty of the proper completion of the merger and therefore the uncertainty of the listing of Suez Environnement Company, as well as by the difficulty to structure an arbitrage between the stock of the two companies which is due to the low liquidity of Gaz de France shares. The market approach also enables to notice that the current valuation of Suez is consistent with that of the main listed European groups in the energy sector.

2) Although the intrinsic approach to this Exchange Ratio, based on the present value of the future cash flows of each of the business segments of the two groups, is dependent upon the assumptions in the financial projections prepared in the summer of 2007 which were provided to us and notably upon the middle-term evolution in energy prices and in the US$ / € exchange rate, as well as upon the level of capital expenditures to sustain the organic growth of production capacities in particular with respect to Suez’ Suez Energie Europe division and Gaz de France’s Exploration-Production segment, the results of our work show a slight premium for the Suez shareholders compared to the proposed Exchange Ratio. This approach is also of interest because it includes a valuation of Suez Environnement based on its forecasted and forward-looking intrinsic performances.

3) Although the proposed Transaction was designed and structured by the parties as a “merger of equals”, the proposed Exchange Ratio shows implied multiples of 2007 and 2008 EBITDA to the enterprise value for Adjusted Suez that are close to those observed during recent European takeover transactions in the energy and environment sectors.

4) Furthermore, the amount of synergies announced and the announced timing of their realization should also enable the Suez minority shareholders to benefit from a net present value per Adjusted Suez share of approximately €4 per share, provided that the synergies are realized in accordance with the announced timing of their realization.

5) The analysis of the two-year negotiations history regarding the implementation of this transaction leads to the observation that the proposed Exchange Ratio represents for the Suez’ shareholders an improvement of the initial terms of the merger with Gaz de France. The Transaction also enables the Suez shareholders to directly obtain 65% of the value of Suez Environnement, a listed entity active in an industry which benefits from important international development prospects, notably in the Waste Management sector, which has a group of stable shareholders that have undertaken to support this strategy. It should also be noted that, despite the public nature of the projected merger and the numerous marks of interest, no third-party offer has filed for the capital of Suez during that entire period.

The fact that the French government will own a 35.6% interest in the combined GDF Suez group and will, in addition, hold a golden share on some of the Gaz de France’s networks calls for the following comments: (i) this situation is not unknown for the Suez shareholders: during the takeover of Electrabel in 2005, the Belgian government imposed a golden share on three assets and created the “Pax Electrica”, the implementation of which is supervised by the Belgian regulatory authority; (ii) the proposed deal structure does not result in the obligation to launch a mandatory takeover on Suez ; (iii) the corporate governance and the allocation of the share capital among the shareholders following the merger justify the fact that Suez will consolidate the new group within the meaning of the accounting standard IFRS 3 on business combinations; (iv) in an European energy context where the governments can be shareholders, tariffs regulators or benefit from special rights to certain assets that are considered to be sovereign, this particular case is no exception.

In light of the current market conditions and given our findings and the foregoing, we consider that the proposed Exchange Ratio of 21 Gaz de France shares for 22 Suez shares combined with the distribution by Suez to its shareholders (other than itself) of 65% of Suez Environnement Company shares is fair, from a financial point of view, to the Suez shareholders.

Executed in Paris, on June 4, 2008

/s/ Franck Ceddaha	/s/ Dominik Belloin
Associate Manager	Associate Manager
Oddo Corporate Finance	Oddo Corporate Finance

INDEX TO GAZ DE FRANCE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2007

N.B. Amounts in the tables are generally in millions of euros. When amounts have been rounded, this may result in a slight difference in total amounts or changes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders of Gaz de France, S.A.

We have audited the accompanying consolidated balance sheets of Gaz de France, S.A. and subsidiaries (together “the Company”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash-flows, recognized income and expenses and changes in shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gaz de France, S.A. and subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ Ernst & Young Audit and Mazars & Guérard

Paris, France
April 4, 2008

CONSOLIDATED INCOME STATEMENTS

		Dec 31,	Dec 31,	Dec 31,
	Notes	2007	2006	2005
		(millions of euros)

Sales of goods		23,644	23,849	19,479
Services rendered		3,681	3,671	3,306
Revenues from financial affiliates		102	122	87
Revenues	3	27,427	27,642	22,872
Purchases and other external charges	4	-19,131	-19,976	-16,294
Personnel expenses	5	-2,628	-2,581	-2,541
Other operating income	6	530	626	565
Other operating expenses	6	-792	-856	-741
Amortization, depreciation and provisions	7	-1,532	-1,247	-1,040
Operating income		3,874	3,608	2,821

Income from cash and cash equivalents		102	73	26
Gross finance costs		-272	-196	-228
Net finance costs	8	-170	-123	-202
Other financial income	8	467	515	488
Other financial expenses	8	-607	-749	-724
Share of income in companies accounted for by the equity method		99	176	189
Income before tax		3,663	3,427	2,572

Income tax	9	-1,153	-1,104	-794
Consolidated net income		2,510	2,323	1,778

Group share		2,472	2,298	1,782
Minority interests		38	25	-4

		2,510	2,323	1,778

Earnings and diluted earnings per share (in euros) — Group share	10	2.51	2.34	1.89

CONSOLIDATED BALANCE SHEETS

		Dec 31, 2007	Dec 31, 2006*	Dec 31, 2005
	Notes	Net	Net	Net
		(millions of euros)

ASSETS
Non-Current Assets
Goodwill	11	1,755	1,626	1,501
Concession intangible assets	11	5,612	5,704	5,677
Other intangible assets	11	883	564	473
Tangible assets	12	17,705	16,660	15,153
Investments in companies accounted for by the equity method	13	814	718	693
Non-current financial assets	18	1,447	1,341	1,169
Non-current financial derivative instruments	19	73	17	—
Deferred tax assets	9	79	61	99
Other non-current assets	18	658	530	541
Non-current assets of financial affiliates	18	165	167	99

Total Non-Current Assets	I	29,191	27,388	25,405

Current Assets
Inventories and work-in-progress	14	1,790	1,935	1,452
Accounts receivables
Trade and related receivables	18	7,730	7,117	6,544
Income tax receivables		233	84	69
Other receivables	18	853	1,085	1,646
Current financial derivative instruments	19	2,639	2,325	1,783
Investments in short term securities	18	238	360	245
Cash and cash equivalents	18	2,973	2,196	1,897
Current assets of financial affiliates	18	531	431	895

Total Current Assets	II	16,987	15,533	14,531

Total Assets	I to II	46,178	42,921	39,936

*	Changes to formerly published comparative information are detailed under supplemental disclosure B.2

CONSOLIDATED BALANCE SHEETS

	Notes	Dec 31, 2007	Dec 31, 2006*	Dec 31, 2005
		(millions of euros)

LIABILITIES
Shareholders’ Equity — Group Share
Share capital	15	984	984	984
Additional paid-in capital		1,789	1,789	1,789
Consolidated Reserves and net income		14,923	13,075	11,517
Translation adjustments	15	257	349	194

Total Shareholders’ Equity — Group Share	I	17,953	16,197	14,484

Minority Interests	II	548	466	298

Total Shareholders’ Equity		18,501	16,663	14,782

Non-Current Liabilities
Provision for employee benefits	17	1,118	1,142	1,090
Provisions	16	6,088	5,750	5,537
Deferred tax liability	9	2,634	2,620	2,771
Irredeemable securities	18	624	624	623
Financial debt	18	3,966	3,943	3,324
Non-current financial derivative instruments	19	11	8	13
Non-current liabilities of financial affiliates	18	126	93	19
Other non-current liabilities	18	161	143	140

Total Non-Current Liabilities	III	14,728	14,323	13,517

Current Liabilities
Provisions	16	159	167	180
Social liabilities		546	556	536
Financial debt	18	1,355	1,461	1,165
Trade payables and related	18	3,696	3,623	3,202
Current tax		529	208	154
Other tax liabilities		852	724	1,170
Other liabilities	18	2,705	2,615	2,344
Current financial derivative instruments	19	2,529	2,189	1,788
Current liabilities of financial affiliates	18	578	392	1,098

Total Current Liabilities	IV	12,949	11,935	11,637

Total Liabilities	I to IV	46,178	42,921	39,936

*	Changes to formerly published comparative information are detailed under supplemental disclosure B.2

CONSOLIDATED CASH FLOW STATEMENTS

		Dec 31,	Dec 31,	Dec 31,
	Note 21	2007	2006	2005
	(millions of euros)

Net cash flow from operating activities
Income before tax		3,663	3,427	2,572
Amortization and impairment of long-term assets		1,529	1,478	1,318
Provisions		266	63	-31
Exploration expenses		103	86	44
Other		343	64	351
Operating cash flow before tax, replacement costs and change in working capital		5,904	5,118	4,254
Concession replacement costs		-247	-294	-255
Changes in working capital requirements		232	-410	-649
Inventories		176	-461	-382
Trade and related receivables		-569	150	-1,465
Trade and related payables		101	293	1,077
Other		524	-392	121
Corporate income tax paid		-1,111	-1,348	-562

CASH FLOW FROM OPERATING ACTIVITIES	I	4,778	3,066	2,788

II — Investing activities
1. Investments
Capital expenditures		-2,552	-2,169	-1,749
Exploration costs directly charged to expense		-59	-41	-34
Acquisition of investments and related net of cash acquired		-275	-487	-674
Other		-165	-519	-226
2. Proceeds
Connection fees		11	8	13
Proceeds from disposals of tangible and intangible assets and investments in subsidiaries and affiliates		196	935	479
Proceeds from the sale of other financial assets		85	76	105
Interests received		95	-31	-52
Dividends received		41	54	28
Cash flow from investing activities	(1 + 2) II	-2,623	-2,174	-2,110

III — Cash flow from operating and investing activities	(I + II) III	2,155	892	678

IV — Financing activities
Capital increase and additional paid-in capital		47	67	1,869
Treasury shares		-49	1	—
Dividends paid		-1,095	-669	-420
Borrowings		903	892	1,297
Repayment of borrowings		-1,132	-619	-2,124
Changes in investments in short term securities		108	-110	-134
Interest paid		-185	-128	-189

Cash flow from financing activities	IV	-1,403	-566	299

V — Effect of changes in exchange rates, consolidation method and other	V	—	25	10

VI — Change in cash and cash equivalents (note 18.3)	(III + IV + V)	752	351	987

Cash and cash equivalents at beginning of period (Note 18.3)		1,575	1,224	237

Cash and cash equivalents at end of period (Note 18.3)		2,327	1,575	1,224

RECOGNIZED INCOME AND EXPENSES

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Group	Minority		Group	Minority		Group	Minority
	share	interests	Total	share	interests	Total	share	interests	Total
				(millions of euros)

Profit for the year	2,472	38	2,510	2,298	25	2,323	1,782	-3	1,779

Actuarial gains/(losses) on employee benefits	260	-9	251	-3	—	-3	-48	—	-48
Fair value adjustments on financial hedging instruments:
— unrealized gains or losses recognized in equity	141	-7	134	8	1	9	46	1	47
— transfer to earnings on due or discontinued hedging	51	6	57	-7	1	-6	-128	1	-127
Fair value adjustments on available-for-sale financial assets:
— unrealized gains or losses recognized in equity	194	—	194	45	—	45	62	—	62
— transfer to earnings on securities disposed of	-1	—	-1	-120	—	-120	-119	—	-119
— transfer to earnings for lasting impairments	—	—	—	—	—	—	—	—	—
Translation adjustments	-92	-27	-119	155	25	180	89	-2	87
Deferred tax	-158	3	-155	-3	—	-3	49		49

Total income and expenses recognized directly in equity	395	-34	361	75	27	102	-49	—	-49

Total recognized income and expenses	2,867	4	2,871	2,373	52	2,425	1,733	-3	1,730

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholder’s Equity — Group share
				Fair
				value
			Additional	and	Consolidated					Total
	Share	Treasury	paid-in	other	retained		Translation		Minority	Shareholder’s
	capital	shares	capital	reserves	earnings	Income	adjustments	Total	interests	Equity
					(Millions of euros)

Shareholders’ equity at Jan 1, 05	903			25	9,001	1,105	104	11,138	205	11,343
Net income						1,782		1,782	-3	1,779
Income and expenses recognized directly in equity				-139			90	-49		-49

Total recognized income and expenses*				-139		1,782	90	1,733	-3	1,730

2004 Net income allocation					1,105	-1,105
Dividends paid (0.46 euros per share)**					-418			-418	-2	-420
Issuance of shares	81		1,789					1,870		1,870
Employee share ownership					132			132		132
Change in scope of consolidation									100	100
Other changes				3	26			29	-2	27

Shareholders’ equity at Dec 31, 05	984		1,789	-111	9,846	1,782	194	14,484	298	14,782

Net income						2,298		2,298	25	2,323
Income and expenses recognized directly in equity				-80			155	75	27	102

Total recognized income and expenses*				-80		2,298	155	2,373	52	2,425

2005 Net income allocation					1,782	-1,782
Dividends paid (0.68 euros per share)					-669			-669	-1	-670
Change in scope of consolidation									52	52
Other changes					9			9	65	74

Shareholders’ equity at Dec 31, 06	984		1,789	-191	10,968	2,298	349	16,197	466	16,663

Profit for the year						2,472		2,472	38	2,510
Income and expenses recognized directly in equity				487			-92	395	-34	361

Total recognized income and expenses*				487		2,472	-92	2,867	4	2,871

2006 Net income allocation					2,298	-2,298
Dividends paid (1.10 euros per share)					-1,082			-1,082	-12	-1,094
Other changes		-51			22			-29	90	61

Shareholders’ equity at Dec 31, 07	984	-51	1,789	296	12,206	2,472	257	17,953	548	18,501

*	See detailed information in Recognized income and expenses on previous page.

**	Dividend per share is based on a par value of 1 euro and has been retrospectively adjusted to reflect the two-for-one stock split that took place in H1 2005. With the actual par value of 2 euros the dividend per share was 0.93 euro.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS

INTRODUCTION

1.	Basis for preparing financial information

As required under European regulation 1606/2002 of July 19, 2002, the Group’s consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with international accounting standards (“IAS/IFRS”) applicable as on that date, as approved by the European Union. Concession agreements are accounted for in accordance with the accounting principles of interpretation IFRIC 12 Service Concession Arrangements, published by the IASB on November 30, 2006, and not yet approved by the European Union, considering, in line with the recommendation issued by the French securities regulator (AMF) in December 2006, that this interpretation allows to improve financial information.

As a result, the Group’s consolidated financial statements for the year ended December 31, 2007 are also compliant with international accounting standards (IAS/IFRS) applicable as on that date, as adopted by the IASB.

2.	Standards and amendments adopted in the European Union and applicable for financial years starting as of January 1, 2007

The standards and amendments that should be applied for financial years starting as of January 1, 2007 are as follows:

•	IFRS 7 “Financial Instruments: Disclosures”;

•	IAS 1 (amendment) concerning capital disclosures.

The additional information required by these standards in terms of financial disclosures is presented for the first time in the consolidated financial statements for the year ended December 31, 2007. Applied retrospectively, these standards have led to the comparative information presented being adjusted.

3.	Interpretations adopted in the European Union and applicable for financial years beginning as from January 1, 2007

The interpretations to be applied for financial years beginning as from January 1, 2007 are as follows:

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”;

•	IFRIC 8 “Scope of IFRS 2”;

•	IFRIC 10 “Interim Financial Reporting and Impairment”;

•	IFRIC 9 “Reassessment of Embedded Derivatives”.

The first two interpretations do not apply to Gaz de France for 2007. IFRIC 9 and IFRIC 10 did not have a significant impact on the financial statements at December 31, 2007.

4.	Standards adopted by the European Union and whose application is not mandatory at December 31, 2007

Interpretation IFRIC 11 “IFRS 2 — Group and Treasury Share Transactions”, adopted by the European Commission on June 1, 2007, and applicable on an optional basis for financial years starting before March 1, 2007, does not apply to Gaz de France.

IFRS 8 “Operating Segments” will replace IAS 14 on a compulsory basis for financial years starting as of January 1, 2009. Gaz de France elected against the early application of this standard. Its impacts on the valuation and presentation of segment information are currently being looked into.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

5.	Standards, amendments and interpretations published by the IASB but not yet adopted by the European Union at December 31, 2007

Standards that may be early applied at December 31, 2007

The following standards were published by the IASB on December 31, 2007, but are not yet part of IFRS as adopted by the EU.

•	IFRIC 12 “Service Concession Arrangements”, applicable at January 1, 2008 and early applied by the Group when preparing the financial statements on December 31, 2006,

•	IFRIC 14 “IAS 19 — The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, applicable at January 1, 2008. The consequences of applying this interpretation in terms of recognition and measurement are currently under review.

Standards that cannot be early applied at December 31, 2007

•	IAS 23 (revised) “Borrowing Costs”, providing for the mandatory capitalization of borrowing costs incurred during the construction period in the carrying value of assets is applicable for financial years beginning as from January 1, 2009. The consequences of applying this standard are currently under review.

6.	Exemptions elected for the preparation of the first IFRS financial disclosures

In compliance with the provisions of IFRS 1, the Group elected, for the preparation of the 2004 opening balance sheet and the first IFRS financial statements, the following exemptions to the general principle of retrospective adoption of IFRS for first time adoption:

•	Business combinations: the Group did not restate business combinations that occurred prior to January 1, 2004 in accordance with IFRS 3.

•	Pension commitments and related benefits: unrecognized actuarial gains and losses under the corridor method at the transition date were fully recognized directly in equity.

•	Foreign currency translation adjustments related to foreign operations: cumulative translation adjustments as of January 1, 2004, related to the translation of financial statements for foreign operations, were reclassified to consolidated retained earnings in the transition date balance sheet.

•	Designation of previously recognized financial instruments: the classification of certain financial instruments as investments available for sale or as investments measured at their fair value through profit and loss was applied from the date of adoption of IAS 39 and not from the date of initial recognition of such investments.

•	Share-based payments: the Group elected to apply IFRS 2 to equity instruments granted after November 7, 2002 for which rights were not vested at December 31, 2004. Similarly, liabilities arising from share-based payments that occurred prior to December 31, 2004, were not restated.

The Group elected not to apply the following exemptions:

•	Fair value or revaluation as deemed cost: the Group elected to apply the historical cost of tangible and intangible fixed assets, in accordance with IAS 16 and IAS 38 and not to use this exemption.

1 — GENERAL INFORMATION

1.1.  FINANCIAL STATEMENT REVIEW

The consolidated financial statements for 2007 were prepared under the responsibility of the Board of Directors, who approved them on February 26, 2008.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

They will be submitted for approval at the ordinary general shareholders’ meeting to be held on May 19, 2008. This general meeting may change the financial statements as submitted.

1.2.  GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

The financial year runs is 12 months long and covers the period from January 1 to December 31. For companies not closing their annual financial statements at December 31, no interim financial statements are prepared due to the relatively insignificance of such companies and to the fact that their year-end closing date is no more than three months before December 31.

The consolidated financial statements are prepared under the historical cost method, except for the following financial instruments, which, from January 1, 2005, have been accounted for based on their fair value:

•	Financial assets held for trading purposes,

•	Available for sale financial assets,

•	Derivative financial instrument and

•	Assets and liabilities which are subject to fair value hedges.

2 — ACCOUNTING POLICIES

2.1.  DISCLOSURE POLICIES

Balance sheet structure

Current assets comprise:

•	Assets intended for sale or consumption in the Group’s operating cycle,

•	Cash and cash equivalents

All other assets are classified as non-current assets.

Current liabilities comprise:

•	Liabilities related to the Group’s operating cycle

•	Liabilities due to be settled within 12 months after the balance sheet date.

All other liabilities are classified as non-current liabilities.

Bank overdrafts are classified as current liabilities.

Net debt:  although net debt is not reported as such in the financial statements, the Group considers that it is a meaningful indicator for measuring the Group’s indebtedness. Net debt is defined as the sum of current and non- current debt and the fair value of hedging instruments less cash and cash equivalents and investments in short term securities.

Income statement structure

The income statement is presented by nature of expenses and structured around the following indicators:

Operating income:

Operating profit comprises all the income and expenses directly related to the Group’s operations that are either recurring (i.e. ordinary income and expenses arising during the business cycle) or non-recurring (resulting from isolated or infrequent events or decisions). Non-recurring operating income and expenses include the effects of extraordinary events that are beyond the Group’s control.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Consolidated net income of the Group:

This corresponds to operating income after deducting financial expenses and income, and after tax (current or deferred), and the Group’s share of income or losses from equity affiliates (after deducting any potential impairment).

Currency

The financial statements are prepared in euros, which represents the parent company’s functional currency, and presented in millions of euros.

2.2.  USE OF JUDGMENTS AND ESTIMATES

The preparation of consolidated financial statements requires Gaz de France management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses in the financial statements or the notes.

The financial statements reflect management’s best estimates, based on information available when approved by the board of directors. The accounting policies applied by the Group and the assumptions or estimates used to measure complex transactions that require a high level of judgment or have a material impact on the financial statements were endorsed by Group management and approved in advance by the Audit Committee.

Actual results may be significantly different from these estimates, due to actual conditions being different from assumptions. This concerns, in particular:

Provision for dismantling and site restoration (see § 2.21 and note 16)

Estimates used to determine provisions are based on current information relating to costs, and dismantling and site restoration techniques. As such, estimates of the amount required to settle an obligation may be affected by regulatory and technological changes.

The valuation of provisions for dismantling and restoring sites may also be affected by assumptions relating to discount rates and the expected timing for incurring such costs.

These provisions are reviewed at least once a year.

Employee benefit-related provisions (see § 2.20 and note 17)

Retirement and other post-retirement benefit obligations are estimated in accordance with IAS 19 using the projected unit credit method. Actuarial gains and losses are recognized directly in equity (SORIE method).

The main assumptions concern the provisions of the plan, its maturity, the profile of plan participants, economic assumptions — including inflation assumptions which affect all other economic assumptions — and the expected return on plan assets.

Estimates of retirement and other post-employment benefits are affected by changes in assumptions concerning discount rates, future salary levels and other actuarial variables.

Other provisions for liabilities (see § 2.21 and note 16),

Any changes affecting the final outcome of risks — particularly claims and litigation — may have a material effect on the amount of the related provisions.

Estimates of long-term provisions are also affected by changes in discount rates.

Provisions are reviewed at each closing.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Income tax expense and the recognition of deferred tax assets (see § 2.8 and note 9)

The measurement of deferred taxes depends on various factors, including the period in which taxable temporary differences are expected to reverse. Estimates may be affected by changes in tax rates and future taxable profits and losses, particularly a change in the Group’s tax position resulting from material future transactions.

Unmeasured and unbilled revenues (see § 2.22.3)

Delivered gas that has not been measured or billed, referred to as “meter gas”, is estimated for Gaz de France SA using a method based on observed gas consumption by customers and average gas prices. The average price used takes account of the category of customer and the aging of the delivered unbilled gas in the meter.

These estimates may be affected by the assumptions used to determine the portion of unbilled revenues at the closing date.

Impairment tests (see § 2.12)

The recoverable value of a cash-generating unit (CGU) for impairment testing purposes corresponds to the higher of the CGU’s value in use based on expected future cash flows or its market value. These estimates involve a high level of judgment, and are based on the forecasts and business plans drawn up by Group management.

The discount rate applied corresponds to the Group’s weighted average cost of capital, adjusted for the entity’s specific risk exposures.

In view of the specific sensitivities and variables associated with each of the Group’s business segments, such as the risk of fluctuations in commodity prices and foreign exchange rates, actual future profits and cash flows may be different from the Group’s estimates.

Valuation of derivative instruments (see § 2.23)

The fair value of financial derivative instruments is based on the prices quoted on active markets or on valuation models developed by the Group using market data.

For 2007, the main changes to the estimates and assumptions used to prepare the consolidated financial statements as compared with December 31, 2006 and December 31, 2005 consolidated financial statements relate to the discount rate applied when measuring certain provisions, which has been adjusted in line with current market conditions:

•	Provisions for replacement: 4.5% at December 31, 2007, 4% at December 31, 2006 and December 31, 2005 (see Note 16);

•	Provisions for restoration of exploration-production sites: 4.5% at December 31, 2007, 4% at December 31, 2006 and December 31, 2005 (see Note 16);

•	Retirement benefits: 5% at December 31, 2007, 4.25% at December 31, 2006 and December 31, 2005 (see Note 17);

•	Other employee benefits: between 4.5% and 5% at December 31, 2007, 4% at December 31, 2006 and December 31, 2005 (see Note 17).

2.3.	ACCOUNTING POLICIES APPLIED BY THE GROUP IN THE ABSENCE OF SPECIFIC PROVISIONS IN THE STANDARDS

Acquisitions of minority interests

Acquisitions of minority interests are not covered by IFRS as applicable at December 31, 2007. As such, and in the absence of specific rules applicable on this date, the Group continued the accounting applicable under French accounting standards. Thus, in the event the Group acquires additional interests in a subsidiary, the difference

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements. This accounting treatment will be reconsidered when the new standards become effective.

Commitments to purchase minority interests

The Group signed agreements with minority shareholders of consolidated subsidiaries, providing that the Group is committed to purchase their shares, as from a given date, for an amount which can be fixed or determined at purchase date.

Currently, these commitments are recorded under financial debt for their purchase value (which may be the discounted value of the strike price in the event of a fixed price) against a reduction in minority interests. If the amount of the commitment is higher than the value of the minority interests, this surplus is recorded as goodwill. This method reflects the accounting treatment that would be applied at the time of the purchase. In the income statement, minority interests remain computed and the subsequent change in value of the commitment is recorded as an adjustment of goodwill.

Although the IFRIC has confirmed that a financial liability should be recognized, no interpretation has been published. The treatment applied will be reviewed when the revised version of IAS 27 becomes applicable, in principle as of January 1, 2010 once it has been adopted by the European Union.

Recognition of greenhouse gas emission rights

In accordance with European directive 2003/87/EC setting out a system for trading greenhouse gas emission quotas within the European Union, gas emission quotas have been allocated for free to several of the Group’s industrial sites. The sites concerned are required to surrender a number of quotas that is equal to the total level of greenhouse gas emissions recorded over the past year.

In the absence of any IFRS or interpretations concerning the recognition of CO2 emission quotas, the following accounting treatment has been applied. Quotas granted for free are recognized at zero value. Transactions on the market are recognized at transaction value. Any difference between available quotas and known obligations is posted as a provision at market value.

2.4.  FINANCIAL AFFILIATES

The financial statements of financial affiliates are prepared in accordance with generally accepted presentation and disclosure policies in France for financial entities. For purposes of the IFRS consolidated financial statements, accounts have been reclassified as follows:

•	customer loans are recorded as current or non-current loans of financial affiliates,

•	refinancing of customer loans is recorded under current or non-current liabilities of financial affiliates.

Income from customer loan activity is posted to “income from activity of financial affiliates” and is included in revenues.

As far as Gaselys is concerned, only the margin generated by its trading activity is reported under “revenues from financial affiliates”.

2.5.  FOREIGN CURRENCY TRANSLATION

2.5.1.  Foreign currency translation of transactions denominated in foreign currencies

Transactions denominated in foreign currencies are translated into euros by applying the exchange rate at the date of the transaction. Monetary items are translated into euros using the closing rate. Translation adjustments arising from these transactions are recorded in the income statement as exchange gains or losses.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Non-monetary balance sheet items are accounted for using the historical exchange rate at the date of the transaction. The recoverable amount of impaired tangible assets, however, is determined using the exchange rate in force at the date on which the impaired value was determined.

2.5.2.  Translation of foreign currency statements from subsidiaries outside the euro zone

The financial statements of Group companies whose functional currency is different from the reporting currency used for presenting the consolidated financial statements (euro) are translated based on the closing exchange rate method.

Assets and liabilities of these companies, including goodwill and fair value adjustments, are translated into euros using the exchange rate in force at the closing date.

Income and expenses are translated into euros based on the average exchange rate for the period, provided there is no significant changes in exchange rates.

The resulting translation adjustments are recorded directly against shareholders’ equity.

For independent subsidiaries whose functional currency is different from the local currency, the translation is carried out in two stages: from the local currency to the functional currency, in line with the historical exchange rate method, and then from the functional currency to euros, based on the closing exchange rate method.

Main exchange rates

The main exchange rates used in 2007, 2006 and 2005 outside of the euro zone are presented under supplemental disclosure C Note 25.

2.6.  METHODS AND BASIS FOR CONSOLIDATION

Consolidation principles

Companies controlled by the Group, meaning over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their operations, are fully consolidated. Control is deemed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity. This principle also applies to special purpose entities, whatever their legal form, including when no equity interest is involved.

Companies over which the Group exercises joint control with a limited number of partners under a contractual agreement are consolidated using proportionate consolidation: the assets, liabilities, income and expenses are combined line by line and included with similar items for each category of assets and liabilities in the financial statements, in proportion to the share that is owned.

Associates are entities over which the Group has significant influence. Significant influence is defined as the power to participate in the financial and operating policy decisions of the company, but not to exercise control or joint control over those policies. It is generally deemed to be the case when the Group’s stake is higher than 20%. Such investments in associates are accounted for using the equity method. Related goodwill is included in the carrying amount of the investment.

The existence and the impact of potential voting rights exercisable or convertible at closing date are taken into account when determining the control or the significant influence on the entity, except in case of restriction on control.

The listing of the consolidated companies and the related consolidation method is detailed under supplemental disclosure C Note 24.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Intercompany transactions

Intercompany transactions between consolidated companies are eliminated. Elimination is based on the share of the investment in the case of proportionate consolidation.

2.7.  BUSINESS COMBINATIONS

Business combinations are accounted for using the purchase method.

For each new consolidated acquisition, those identifiable assets, liabilities and contingent liabilities of the acquired company which satisfy the IFRS recognition criteria are accounted for at fair value, determined at the date of acquisition, except for non-current assets held for sale, which are recognized at fair value based on the amount that would be realized upon disposal, less costs to sell.

Only identifiable liabilities satisfying the recognition criteria in the acquired company’s accounts are accounted for as part of the allocation of the cost of the combination. Thus, a restructuring plan for which the company does not have a present obligation to execute at the date of acquisition is not accounted for as a liability of the acquired company.

Goodwill upon consolidation is measured as the difference between the purchase price and the share of the fair value of net assets at the date of the acquisition, restated according to the Group’s accounting principles. It is always denominated in the functional currency of the acquired company. It is subsequently accounted for at original cost written off for subsequent impairment if any, and is not amortized, but subject to impairment tests each year or more frequently if indications of impairment are identified.

Adjustments to the value of assets and liabilities relating to acquisitions accounted for on a provisional basis (due to the absence of results of expert review or supplementary analysis) are accounted for as a retrospective adjustment of goodwill if they incur within 12 months of the acquisition date. After 12 months, impacts of adjustments are posted to the income statement unless they represent corrections of errors.

Net income, revenues and expenses of subsidiaries acquired (or disposed of) during the period are accounted for in the consolidated income statement from the acquisition date (or through the date of disposal).

Minority interests are accounted for on the basis of the fair value of net assets acquired.

2.8.  DEFERRED TAX

Deferred income taxes arise from temporary differences between the carrying value of assets or liabilities as reported in the balance sheets and the amount resulting from the application of tax rules.

Deferred taxes are calculated by fiscal entity, according to the “liability method”, with deferred tax recognized for all temporary differences.

Deferred tax assets are generated mainly by timing differences resulting from business combinations, restatements of provisions and tax losses when they are likely to be used. They are recognized only if it is probable that a taxable profit will be available on which temporary differences can be utilized.

Deferred tax liabilities are partly due to changes in the useful lives of fixed assets, the deferral of taxation on capital gains, the effects of business combinations, timing differences on investments accounted for using the equity method, and, from 2005, the impact of the revaluation of financial instruments.

Deferred tax liabilities are recognized for all taxable temporary differences related to investments in subsidiaries, companies accounted for by the equity method and interests in joint ventures, except when the Group controls the reversal of the difference or when it is likely that the temporary difference will not reverse in a foreseeable future.

In annual financial statements, deferred tax assets or liabilities are valued on the basis of enacted or substantially-enacted tax rates at closing date. The impact of a change in tax rate is recognized in income or in equity, depending upon the item to which it corresponds.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Deferred taxation is classified as non-current asset or liability.

2.9.  INTANGIBLE ASSETS

Concession intangible assets

IFRIC 12 — “Service Concession Arrangements” deals primarily with public-to-private sector concession arrangements for the delivery of public services. It applies only to concession agreements where the use of the infrastructure is controlled by the grantor. This is considered to be the case when:

•	The grantor controls or regulates the public service, i.e. it controls or regulates the services to be provided with the infrastructure covered by the concession, who they must be provided for and at what price;

•	The grantor controls — through ownership, beneficial entitlement or otherwise — any significant residual interest in the infrastructure at the end of the arrangement.

According to IFRIC 12, when the operator builds infrastructure (start-up capital expenditures) in exchange for the right (licence) to charge users of the public service, revenues from construction services should be accounted for in accordance with IAS 11 — Construction Contracts (see 2.24.1) and the right to charge users of the public service should be treated as an exchange of assets and accounted for in accordance with IAS 38 — Intangible Assets.

As a consequence:

•	Assets received for free from the grantor are not recognized on the balance sheet.

•	Assets constructed by Gaz de France are recorded as follows: the fair value of construction services represents the acquisition cost of an intangible asset, which is recorded when the infrastructure is built. In the case of Gaz de France, as no distinction is made between compensation for building and compensation for operating the infrastructure when determining customer network access charges, and since there are no external benchmarks that could be used to determine the respective fair value of these two items, revenues recognized during the construction phase are limited to the amount of the costs incurred.

•	A provision is recorded to cover the costs incurred to restore the asset to its original condition, in accordance with IFRIC 12.

The concession intangible assets are amortized on a straight-line basis over the remaining life of the concession. If the concession is renewed in advance of its original expiry date, the intangible asset continues to be amortized according to the original plan based on its carrying amount at the concession renewal date.

Amortization charges are recorded in operating income, under “Amortization, depreciation and provision expense”.

Research and development costs

Research costs are charged to expense when incurred.

Development costs are recorded as expenses for the period unless they meet the recognition criteria for IAS 38. These costs mainly comprise costs incurred on development projects intended to significantly improve new processes that are deemed to be technically feasible, or whose usefulness has been demonstrated in the case of products to be used internally, and which are likely to generate future economic benefits.

Costs that are capitalized include direct staff costs and the costs of materials and services necessary for carrying out these projects.

Subsequently, costs that are capitalized are carried at cost less accumulated amortization and impairment. An impairment test is systematically carried out each year on projects that are underway but unavailable for immediate use, or more frequently if indicators of impairment exist.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Other intangible assets

Other intangible assets include in particular the rights acquired separately or as part of business combinations for the use of patents, licenses, brands, admission rights on distribution networks (outside of France), customer contracts acquired, CO2 emission quotas acquired, capacity rights on plants and software that was purchased or internally generated.

Costs of internally generated elements, such as trademarks, brands, customer listings and other similar elements, are booked as expenses.

Intangible assets acquired from third parties are accounted for at purchase price plus costs related to the purchase and costs attributable to bringing the asset to its working condition. Intangible assets acquired through business combinations are recognized at fair value at acquisition date.

Internally generated software is recorded as an asset based on the cost of production.

Subsequent costs related to information systems are capitalized if they increase the future economic benefits of the specific asset to which they relate and this cost can be reasonably allocated to the asset. All other costs, including costs relating to the development of internally generated intangible assets in connection with the business (brand, customer file, etc.), are not capitalized, but expensed in the period during which they are incurred.

Intangible assets with indefinite useful lives are not amortized, but are subject to impairment testing at least once a year. They mainly comprise goodwill.

Intangible assets with finite useful lives are amortized over their useful lives, over a period of between 5 and 20 years, and tested for impairment when an indicator of impairment is identified.

2.10.  TANGIBLE ASSETS

Initial recognition

Group tangible assets are recognized at their acquisition or production cost. The cost includes all costs directly attributable to the fixed asset, as well as dismantling costs that will be necessary at the end of the asset’s life.

Borrowing costs directly attributable to the purchase, construction or production of certain assets are not included in the initial cost of the relevant asset.

Subsequent review of tangible assets

Fixed assets are subsequently valued in line with the historical cost model, i.e. at cost less any depreciation and impairment.

Components

When parts of an asset cannot be separated from one another, the asset is recognized on a combined basis. If, at initial recognition, one or several components have different useful lives, each component is separately accounted for and is depreciated over its specific useful life.

This principle is mainly applied in the case of complex technical facilities, (such as compression and cogeneration facilities).

Recurring major repair costs or the costs of major planned inspections are capitalized as a component and depreciated over the period between two major inspections.

Depreciation method and useful lives

Depreciation, representing the consumption of future economic benefits, is calculated on a straight-line basis, except for producing assets in the Exploration-Production segment.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Depreciation is based on useful lives, determined according to the expected use of assets. The useful lives of the primary classes of assets are as follows:

•	Technical facilities

•	Distribution facilities (networks, connections, stations and counters): 30 to 45 years

•	Other distribution facilities: 10 to 20 years

•	Transmission facilities (networks, connections, compression): 30 to 50 years

•	Storage facilities: 30 to 50 years

•	LNG terminals: 20 to 40 years

•	Buildings: 20 to 40 years

•	Other fixed assets: 3 to 15 years

Useful lives are reviewed at each closing date when expectations differ from previous estimates and changes are recorded on a prospective basis as changes in estimates, in accordance with IAS 8.

Subsequent costs on assets

Subsequent costs are capitalized if they meet the IAS 16 recognition criteria, i.e. if they result in an increase in production capacity, the expected useful life or the value of an asset. These criteria are assessed before the expenditure is incurred. Similarly, costs related to security and environmental compliance are capitalized when they are necessary to enable other assets to carry on generating economic benefits.

Costs incurred for fixed asset maintenance are recognized in the income statement in the period in which they are incurred.

Site dismantling asset

When an obligation for dismantlement arises, Gaz de France recognizes the present value of the expected future costs as a liability. A corresponding asset is recognized as part of the asset that the dismantlement obligation relates to.

This asset is amortized on a straight-line basis over the period until which dismantlement is expected to occur.

Investment grants

Investment grants received by the Group are deferred and recognized in income on a straight line basis over the same period as the useful life of the asset to which they relate.

Exploration and production assets

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources” to record exploration and estimation costs:

•	geological and geophysical costs are expensed for the period during which they are incurred.

•	exploration and evaluation drilling costs are capitalized as assets under construction pending the determination of whether reserves are both technically feasible and commercially viable for extracting. When these criteria are met (proved reserves), these assets are recorded as tangible assets and depreciated over the period of production. If proved reserves have not been found, they are expensed.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

The Group applies the “successful efforts” accounting method to account for development costs and mining rights:

•	Mining rights relating to unproved reserves are capitalized and impaired if marketable reserves are not discovered.

•	If proved reserves are not identified, exploration and evaluation drilling costs are expensed in the period in which this determination is made.

Depreciation of mining rights begins when production commences.

Costs of development associated with producing properties, including restoration costs, are depreciated using the unit of production method (“UOP”), in line with the depletion of the property based on proved developed reserves.

Cushion gas

Valued at average acquisition cost, whatever the source, plus the cost of regasification, transmission and injection into the system, cushion gas is recorded as a tangible asset. It is amortized on a straight-line basis over the same duration as the above-ground installations of the underground storage facilities.

2.11.  LEASE AGREEMENTS

Finance Leases

Long term lease agreements are treated as finance leases when they transfer to the lessee the major part of the risks and rewards incidental to the ownership of the leased assets, whether or not the ownership is transferred at the end of the contract. They comprise leases, as well as certain chartering contracts for LNG carriers or bookings of transmission capacity.

Assets financed under finance lease contracts are capitalized in tangible assets as soon as the Group has the right to exercise its right of use, at the lower of fair value of the leased assets and present value of the minimum lease payments. These assets are amortized over the period that is the shorter of the useful life of the asset or the lease term.

Lease payments by the lessee are apportioned between the finance charge and the reduction of the outstanding liability, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each accounting year.

When the Group is the lessor, finance-leased assets are recorded on the balance sheet as a receivable for an amount equal to the net investment. The receivable is amortized in line with the capital repayments included in the lease payments received from the lessee.

Lease payments are apportioned between the payment of the receivable and income so as to produce a constant interest rate on the remaining receivable.

Operating leases

Lease contracts for which a significant part of the risks and rewards incidental to the ownership are kept by the lessor are classified as operating leases. Lease payments are recognized as an expense on a straight line basis over the lease term.

IFRIC 4 — Determining whether an arrangement contains a lease

This interpretation deals with the method of identifying and recognizing service, purchase and sale contracts that do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. These contracts may include a lease component that should be accounted for as an operating lease or a finance lease in accordance with IAS 17. With respect to a contract under which Gaz de France provides the purchaser with

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

transmission or processing capacity that is assessed as containing a finance lease where the Group is lessor, a finance receivable is recorded to reflect the financing provided to the purchaser.

2.12.  DEPRECIATION OF INTANGIBLE AND TANGIBLE ASSETS

Impairment

Impairment testing is systematically carried out on an annual basis on goodwill and intangible assets that have indefinite useful lives, and on a more frequent basis if indicators of impairment exist.

Tangible assets and intangible assets with finite useful lives undergo impairment testing only when indications of impairment exist. Impairment is generally the result of significant changes in the asset’s operational environment, or of a lower-than-expected economic performance.

Main indicators of impairment used by the Group are:

•	External indicators:

•	major changes in the economic, technological, political environment or on the market on which the company operates or to which the asset is dedicated,

•	drop in demand,

•	changes in energy prices and dollar exchange rates,

•	net book value for the asset exceeding its regulated asset base.

•	Internal indicators:

•	obsolescence or unexpected material degradation,

•	lower-than-expected performance,

•	reduction of reserves for exploration-production.

Assets are impaired to reduce their carrying amount to their recoverable amount when the recoverable amount is lower. The recoverable amount is the higher of the fair value net of disposal costs and of the value in use.

Assets, whose recoverable value cannot be estimated separately, are pooled into Cash Generating Units (CGU). The CGU is the smallest group of identifiable assets, the use of which generates autonomous cash flows.

Generally speaking, CGUs correspond to the legal structure of the group’s subsidiaries, except for:

•	the Exploration and Production segment, where the CGU consists of a hydrocarbon field or several fields when they are located close to one another or have similar economic characteristics and when each field does not generate cash flows independently from the other fields in the group;

•	the parent company where CGUs are defined consistently with segment reporting.

Impairment is recognized when the carrying value of the CGU to which the assets belong exceeds its recoverable amount. The recoverable amount is generally determined by reference to the value in use of the assets group, calculated based on the present value of the future cash flows expected from these assets in the context of economic assumptions and operating conditions forecast by the Group’s General Management, in particular on energy prices.

Practically, the estimate of cash flows is based on:

•	business plans prepared on a five-year horizon. Beyond this horizon, plans are extrapolated until the expected date of the end of the life of the asset or CGU, unless there is a valid reason for an exception, on the basis of a stable or declining growth rate.

•	the current position of the asset or CGU, without factoring in any improvements in performance or capacity from future capital expenditures.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

The discount rate is the weighted average cost of capital determined by reference to the business sector concerned and adjusted to account for specific risks, which were not considered when determining cash flows, such as country risk or risks specific to the activity.

Impairment is allocated to CGU assets in the following order: first, to the goodwill allocated to the CGU, then to the other CGU assets in proportion of their carrying value.

Impairment of goodwill cannot be reversed.

Other impairment losses recognized can be reversed up to the net carrying value the asset would have had at the same date, had it not been impaired.

2.13.  COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

This item corresponds to interests in associates which are accounted for by the equity method. Under this method, the investment is initially recorded at cost, and the carrying amount is then increased or reduced to recognize the investor’s share in the company’s earnings after the acquisition date. Dividends received from the company reduce the carrying amount of the investment.

Goodwill related to associates is included in the carrying amount of the investment.

2.14.  INVENTORIES

Gas in underground storage facilities

The gas injected into underground storage facilities includes working gas, which can be withdrawn without adversely affecting future operations, and cushion gas, which cannot be separated from the underground storage facilities and is essential for their operations (see 2 — 10 Tangible assets).

Working gas

Working gas is carried in inventory. In France it is valued at average acquisition cost on entering the French transmission system, including the cost of regasification, regardless of the source.

A write-down of inventory is recognized in income when the net realizable value, calculated as being the selling price minus direct and indirect expected distribution costs is less than the weighted average cost.

Group inventory outflows are valued on the basis of the weighted average unit cost.

Other inventories

Other inventories are valued at acquisition or production cost. Production costs encompass direct material and staff costs and an allocation of common charges representing indirect production costs, excluding general and administrative overhead.

Inventory outflows are recorded based on the weighted average unit cost method.

When the net realizable value of a category of inventories is lower than its carrying value determined using the weighted average unit cost, a write down is recognized for the difference.

Write downs of spare part inventories (which do not constitute major components) and supplies are calculated based on the net realizable value, which is determined on the basis of a specific analysis of inventory turnover and obsolescence, taking account of the sale of parts as part of maintenance activities.

2.15.  TAX RECEIVABLES

Tax receivables are recorded at their nominal value.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

2.16.  NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale represent a group of assets the Group intends to dispose of within 12 months, through sale, exchange for other assets or by any other means, but in each case in a single transaction.

Only non-current assets available for immediate and highly probable disposal are classified under “Non-current assets held for sale”. In compliance with IFRS 5, these assets are measured at the lower of their carrying amount and their fair value (based on the amount that would be realized upon disposal, net of costs to sale). Depreciation of assets ceases from the date an asset is classified as held for sale.

2.17.  SHAREHOLDERS’ EQUITY

Fair value adjustment reserve

This reserve comprises the impact of measurement to fair value of (non-current) available for sale financial assets, along with some financial hedging instruments (effective portion of cash flow hedge and hedge of a net investment in a foreign operation for transactions which are not unwound).

Costs of capital increases

External expenses directly linked to capital increases are recognized, after tax, as a reduction of shareholders’ equity. Other costs are charged to the income statement.

Dividends

Unpaid dividends are recorded as a liability as of the date when they are granted.

2.18.  TREASURY SHARES

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss net of tax on disposal or cancellation of these shares is recorded directly in shareholders’ equity.

2.19.  SHARE-BASED PAYMENTS

Article 11 of the law of 1986 on privatisation provides that, in case the French State disposes of interests in the Group in the market, shares must be offered to employees and former employees of the Gaz de France Group. In connection with the capital opening, the State made an employee offering.

In accordance with IFRS 2, offers reserved and free shares allocations for Group employees are measured at the date on which they are awarded.

The fair value of a free share allocation corresponds to the market price for the share on the allocation date, adjusted for any loss in dividends expected during the acquisition period and assumptions relating to the conditions associated with the offer (service, performance).

Benefits granted to employees represent additional compensation, which is recorded as an expense over the vesting period against an increase in shareholders’ equity.

2.20.  EMPLOYEE BENEFITS

2.20.1.  Valuation principles for Group commitments

Valuation methods and actuarial assumptions (defined benefit plans)

Valuation is carried out using the projected unit credit method. The present value of the Group’s obligations is determined by attributing vested benefits to periods of service under the plans’ benefit formula to each employee. When an employee’s service in later years leads to a materially higher level of benefits than in earlier years, the Group attributes the benefits on a straight-line basis.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Future payments are measured based on assumptions as to salary increases, age of retirement, mortality, and rate of employee turnover inherent to each entity.

The rate used to discount future payments is determined by reference to market yields on top-rated corporate bonds, using maturities consistent with those of the benefit obligations. In countries where there is no liquid market in such bonds, the market yields on government bonds are used. Rates are harmonized in the euro zone.

Specific commitments related to Gaz de France SA, GRTgaz and DK6 were calculated by the CNIEG. The Group used an actuary firm to guarantee the coordination of the other subsidiaries’ reporting and ensure the consistency of data.

Actuarial gains and losses

Actuarial gains and losses on each defined benefit plan, resulting from the effects of changes in actuarial assumptions or adjustments based on experience (the effects of differences between the previous actuarial assumptions and what has actually occurred) are recognized in full, in the period in which they occur, in the statement of recognized income and expense. For long-term benefits, actuarial gains and losses are fully recognized in income.

Plan assets

Plan assets are used to cover pension and other similar benefits. They are carried in the balance sheet at fair value or based on the value, if any, communicated by the fund administrator.

Actuarial gains and losses resulting from the difference between the assets’ expected return and the actual return are recognized against shareholders’ equity.

Plan assets are deducted from the actuarial debt in determining the amount recognized in the balance sheet.

When the net actuarial debt at closing date (after deduction of the fair value of plan assets) is negative, an asset is recognized in the balance sheet without exceeding the total of deferred items and the present value of funds likely to be recovered by the Group in the form of reductions in future contributions to the plan.

Accounting for accretion of provisions and the expected return on plan assets

Accretion of the discount on provisions for employee benefits and the expected return on plan assets are posted in financial results.

2.20.2.  Benefits for employees of Gaz de France SA, GRTgaz and DK6

Post-employment benefits (defined benefit plans)

In addition to retirement benefits, post-employment benefits for active and retired employees include a lump-sum payment at retirement, end-of-career exceptional leave, reduced energy prices, solidarity benefits, immediate benefits in the event of death and partial reimbursement for educational costs.

Long-term benefits (defined benefit plans)

Long-term obligations comprise disability allowances, allowances for temporary work incapacity, allowances related to worker’s compensation and occupational safety (including those linked with asbestos) and length-of-service awards.

2.20.3.  Benefits for employees of subsidiaries

Retirement benefits

Subsidiaries’ retirement plans consist of defined contribution plans and defined benefit plans.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Defined contribution plans

Under these plans, the subsidiary is committed to pay regular contributions into a separate entity.

Contributions, together with the investment return from contributions, will be paid to employees in the form of a retirement benefit. The amount of retirement benefit to be paid is determined by the amount of contributions paid.

The subsidiaries’ legal or constructive obligations are limited to contributions due in the applicable period. These contributions are treated as operating expenses in the period in question.

Defined benefit plans

Under these plans, the subsidiary is committed to provide retired employees with a contractually agreed lump sum or level of benefits (such as a retirement benefit, a lump-sum payment at retirement, supplementary retirement benefits, etc.).

These commitments towards future and currently retired employees constitute the subsidiary’s obligation, which must be recognized as a provision.

Other benefits

Specific benefits (such as length of service awards, benefits in kind and jubilees) may be awarded to employees according to the local regulations and customs in the countries in which the Group operates. The corresponding liability is measured using actuarial techniques.

2.21.  OTHER PROVISIONS FOR LIABILITIES AND CHARGES

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources embodying future economic benefits will be required, and for which a reliable estimate can be made.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Long-term provisions are discounted over the period until the obligation is settled. The discount rate used is the risk-free interest rate used for bonds with similar maturities, adjusted to reflect the risks specific to the liability.

Provisions excluding financial expenses for unwinding discounts are recorded under “Amortization, depreciation and provisions” in operating income. The unwinding charge for the discount is recorded under “other financial expenses”.

Provisions for the dismantling and restoration of sites

These are designed to cover the present value of the costs of restoring sites where gas facilities are or were located.

The amount of these provisions reflects the best estimate of discounted future costs, with reference to regulatory requirements in force or in the course of adoption, technical expertise and acquired experience.

Provisions are initially booked as a liability with a corresponding tangible asset that is depreciated over the estimated residual service life of the site in question.

In all cases, the effect of subsequent adjustments of estimates (changes in dismantling schedules and costs, etc.) leads to a change in the asset value, and a corresponding change of amortization is accounted for prospectively. An impairment test is performed in the event of an increase in the value of the dismantling asset.

Provision for replacement

The provision for replacement is progressively accrued to cover the existing obligation of replacement of replaceable assets before the term of the concession.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

In most cases, it is accrued as from the beginning of the concession contract until the actual replacement.

2.22.  NON-DERIVATIVE FINANCIAL ASSETS AND LIABILITIES

Non-derivative financial assets and liabilities are initially recorded at their fair value, plus any transaction costs that are directly attributable to the acquisition or issue of the financial asset or liability, except for non-derivative financial assets and liabilities that are recorded at their fair value through profit or loss, with respect to which such transaction costs are recorded against earnings.

This accounting applies to financial assets that are available for sale (shares and bonds), loans and receivables issued by the Company, investments held to maturity and issued borrowings and other financial debt.

Other current assets or liabilities (including trade and operating receivables, investments in short term securities, trade and operating payables, bank overdrafts) are generally recorded at their nominal value due to the relatively short period of time between the instrument is initially recognized and its settlement.

2.22.1.  Financial Assets Available for Sale

This category encompasses non-consolidated investments, other investment securities and certain marketable securities, etc.

Changes in the fair value of these assets are recognized in shareholders’ equity, under “fair value reserves” and are recycled through profit or loss when securities are sold off or impaired.

Investments in an equity instrument for which no reliable measurement of fair value is available are recognized at cost.

2.22.2.  Financial Assets Held for Trading

These assets consist of investment securities held with an objective of short term trading profit.

They are subsequently measured at fair value based on quoted market price or liquidative net asset value, with any changes in fair value recorded through earnings.

Investments in short term securities

Investments in short term securities comprise investments in securities that the Group intends to sell on again over the short term, but that are not considered to be sufficiently liquid to be included under cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, as well as investments in highly liquid securities that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value: marketable securities, which are by their very nature highly liquid (euro money market mutual funds (SICAV and FCP) based on the AMF classification for undertakings for collective investment in transferable securities), as well as those with maturities of up to three months as of their acquisition.

2.22.3.  Loans and Receivables

Loans, Long-term receivables, deposits, other non-current assets

This category includes receivables from associated companies, long-term trade receivables, deposits, as well as loans to customers from the financial sector. Such assets are measured at amortized cost, based on the effective interest rate method. They are recorded on the balance sheet under “non-current financial assets” or “current financial assets” depending on their characteristics and maturity.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

An impairment test is performed as soon as any indicators appear that their recoverable value might be lower than their carrying amount on the balance sheet, and at a minimum at each closing date. Impairment is recognized in the income statement.

Accounts receivables

Trade receivables and related

Receivables include all receivables related to operations and the sale of goods. Receivables are recorded at their nominal value on the basis of their short-term nature. An allowance for doubtful accounts is recognized for both specific receivables and through the use of general statistical analysis.

Gas that is delivered but not invoiced

Receivables also comprise unbilled revenues for energy delivered that has not yet been invoiced, whether or not the meters have been read.

These receivables relate to customers who are not billed monthly (mainly residential customers), as well as those for whom the invoicing period is not aligned with the consumption period of a given month.

The share of reading costs related to these unrealized sales which will be incurred during the next period, as well as the potential risk that these receivables will not be recovered, are deducted from unbilled revenues.

Delivered unbilled natural gas, called “gas in the meter”, is determined based on a method including customers’ historical consumption data, and valued at the average energy sale price. The average price used takes account of the category of customer and the aging of the delivered unbilled gas in the meter.

Other receivables

Other receivables, except for potential tax receivables, prepaid expenses, hedged firm commitments and advances to suppliers are measured according to the amortized cost method when the effects of discounting are significant.

Hedged firm commitments are recorded at their fair value through profit or loss. Other items in this section are recorded at their nominal value because of their short-term nature.

Irredeemable securities

Gaz de France issued irredeemable securities in 1985 and 1986 as authorized by French law 83.1 of January 1, 1983 and Law 85.695 of July 11, 1985. These securities are measured at their amortized cost. As they do not meet the criteria of an equity instrument, they are classified as debt/financial liabilities.

Since August 1992, these irredeemable securities may be repurchased, in whole or in part, at any time, at Gaz de France’s option at a price equal to 130% of their nominal value.

Return

The return of irredeemable securities, subject to a limit of between 85% and 130% of the average bond interest rate, comprises a fixed portion equal to 63% of the French Average Bond Rate (“TMO” in the French acronym) and a variable portion calculated on the basis of the growth in Gaz de France’s “value added” in the previous year (or that of the consolidated group, Group share only, if this is more favourable).

The return on irredeemable securities according to the effective interest method is treated as a borrowing cost in interest expense.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Financial debt

Financial debt is initially recorded for the consideration received, net of transaction costs incurred and issuance premiums.

They are subsequently measured following the effective interest method. As a consequence, financial expenses computed include any issuance costs and issuance or redemption premiums.

Financial debt also includes the amount of minority interests, which the Group is committed to repurchase.

Financial debt due in more than one year is recorded under non-current financial debt. Financial debt that is due to be paid back in less than one year is recorded under current financial debt.

Trade payables and other liabilities

Other liabilities comprise social liabilities, prepayments and expenses incurred over the course of the year that will be paid subsequently, as well as hedged firm purchase or sale commitments qualifying for fair value hedge accounting.

Hedged firm commitments are recorded at their fair value on the income statement. Other items in this section are recorded at nominal value because of their short-term nature.

Assets and liabilities of financial affiliates

Assets and liabilities of financial affiliates consist of the assets and liabilities recorded by the financial institutions that are consolidated within the Group:

Solféa customer loans and refinancing

Such assets and liabilities are recorded in the same way as financial debt: they are measured at amortized cost and recorded on the balance sheet under “current financial assets or liabilities” for the portion due in less than one year and under “non-current financial assets or liabilities” for the portion due in more than one year.

Assets and liabilities relating directly to Gaselys’ energy market trading activities

Such assets and liabilities are recorded in the same way as commercial receivables and payables: they are valued at amortized cost and recorded on the balance sheet under “current financial assets or liabilities” when they are consumed during the Group’s operating cycle and otherwise under “non-current financial assets or liabilities”.

2.23.  FINANCIAL DERIVATIVE INSTRUMENTS

The Group mainly uses financial derivatives to manage the foreign exchange, interest rate and commodity risks to which it is exposed in the course of its operations.

Definition and scope of financial derivatives

Financial derivative instruments are contracts: whose value changes in response to the change in one or more observable variables; that do not require any material initial net investment; and are settled at a future date.

Financial derivative instruments therefore include swaps, options and futures, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed by the Group to determine whether the contract has been negotiated for a normal purchase or normal sale purpose (“own use” contracts) in which case they are excluded from the scope of IAS 39. The first step of this analysis consists of demonstrating that the contract was entered into and continues to be held for a purchase or sale with a physical

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

delivery, for volumes intended to be used or sold by the Group within a reasonable timeframe, as part of its operations. The second step is to demonstrate that:

•	the Group has no practice of settling similar contracts on a net basis. More specifically, forward purchases or sales contracts with physical delivery that are carried out solely with a view to balancing Group energy volumes are not considered by the Group to represent contracts that are settled net;

•	the contract is not negotiated in connection with financial arbitrages;

•	the contract is not equivalent to a written option for the sale or purchase of a non-financial item whose net amount can be settled in cash.

Only contracts that fulfill all of these conditions are considered as falling outside the scope of IAS 39.

Recognition and presentation

Hedging financial derivative instruments are classified into current and non-current assets and liabilities depending on the nature of the underlying hedged item.

Non-hedging financial derivative instruments are recorded as current assets or liabilities.

Initial measurement

Financial derivative instruments are initially recognized at fair value.

Subsequent measurement

Financial derivative instruments are re measured at fair value at each closing date, with changes in fair value recorded through earnings, except for derivatives that are classified as net investment or cash flow hedging instruments, for which changes in fair value are recorded through shareholders’ equity.

The fair value of quoted instruments is determined by reference to the market price of the instruments. For unquoted instruments for which quoted instruments exist that are similar in nature and maturity, fair value is determined by reference to the market price of these instruments.

For other unquoted instruments, fair value is determined using valuation techniques such as option pricing models or discounted cash flow analysis.

These models factor in various assumptions based on market data:

•	The fair value of interest-rate swaps is calculated based on discounted future cash flows;

•	The fair value of forward exchange contracts and currency swaps is calculated based on current exchange rates for contracts with similar maturity profiles by discounting the future cash flow differential (difference between the contract’s forward rate and the forward rate recalculated based on new market conditions applied to the nominal amount);

•	The fair value of exchange or rate options is determined based on option valuation models;

•	Commodity derivatives are measured according to market rates based on discounted future cash flows (firm contracts: commodity swaps or commodity forward contracts), and option valuation models (optional contracts), which may require market price volatility to be observed. For contracts on which the maturity exceeds the depth of transactions for which prices can be observed or that are particularly complex, valuations may be based on in-house assumptions;

•	For complex contracts traded with independent financial institutions, the Group exceptionally uses valuations performed by the counterparties.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Non-hedging financial derivative instruments

In addition to trading derivatives, non-hedging derivatives include financial derivative instruments that, although representing an economic hedge, do not meet the conditions required to qualify for hedge accounting. Changes resulting from re measuring these instruments at fair value are recognized in the income statement.

Hedge accounting

Hedge accounting is applied when financial derivative instruments partly or totally offset the change in fair value or cash flows of a hedged item, asset, liability, firm commitment or forecast transaction, provided that the effectiveness of hedging is documented from the inception of, and throughout the life of, the instrument.

When entering into a derivative contract, the Group determines the nature of the hedge in question. In order to be able to apply hedge accounting, the Group documents at the inception of the hedge the relationship between the hedging instrument and the hedged item, designating the risk being hedged and the risk management objective and strategy for undertaking the hedge.

The Group regularly assesses the effectiveness of the hedge by comparing the changes in the fair value of the instruments and in the hedged item’s fair value, from the inception until the end of the term of the hedge.

Fair-value hedges

Fair value hedges encompass financial derivative instruments used to hedge foreign exchange, interest rate and certain commodity exposure.

The gain or loss resulting from the re-measurement of these fair value hedging instruments is recognized in operating or financial income, depending on the nature of the hedged item.

Changes in the fair value of the hedged item are recognized in the income statement corresponding to the changes in the fair value of the hedging instrument.

Cash flow hedges

Cash flow hedges comprise financial derivative instruments used to hedge the exposure to variability in cash flows associated with firm or highly probable future transactions, certain commodity contracts as well as floating interest rate borrowings.

The portion of the gain or loss on the hedging instrument is recognized in equity and deferred until the settlement of the hedged transaction or the recognition of the financial asset or liability or the income from the hedged item.

Only the ineffective portion of the gain or loss on the hedging instrument is immediately recognized in the income statement.

Hedges of a net investment in a foreign operation outside of the euro zone

Long-term loans and borrowings of which the reimbursement is neither planned nor foreseeable are part of the net investment in a foreign operation. Translation adjustments arising from these instruments are recognized in equity under the same heading as adjustments resulting from the translation of subsidiaries’ foreign currency financial statements.

Changes in the value of hedging instruments set up to reduce the exposure to exchange rate risks on these net investments in foreign operations are recorded under equity for the effective portion corresponding to the translation adjustments under “fair value reserves” until the disposal of the foreign operation.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

2.24.  INCOME STATEMENT

2.24.1.  Revenues

Sales of goods and services rendered

Sales of goods are recognized when significant risks and rewards of ownership of the goods have been transferred to the buyer. Rendering of services is recognized based on the stage of the transaction’s completion at the balance sheet date. The stage of completion is measured based on services performed. No revenue is recognized if there is significant uncertainty about the recoverability of the price of the transaction or of associated incurred costs, or about the possible return of the goods.

Services related to contracts restated in accordance with IFRIC 4 — “Determining Whether an Arrangement Contains a Lease”

Revenues from service contracts qualified as finance leases under IFRIC 4 are recognized in income over the life of the lease, based on a pattern reflecting a constant periodic rate of return on the Group’s net investment in the lease.

Connection fees

Revenues billed to customers to connect them to gas transmission and distribution networks are spread over the term of the contracts, except for Gaz de France SA, GrDF and GRTgaz. For Gaz de France, GrDF and GRTgaz billing principles for the use of gas transmission and distribution networks, are aimed at covering the operating costs related to the gas transmission and distribution and the costs of capital (depreciation, remuneration) and provide that the amounts so collected be deducted from the revenue base of Gaz de France, GrDF or GRTgaz in the year they were invoiced, while the connection cost be included in the base of regulated assets which are remunerated on the assets’ useful life. These billing principles result in the spreading of income over the assets’ service lives.

Construction contracts

When the outcome of a construction contract can be reliably estimated, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses, respectively, by reference to the stage of the contracted activity’s completion. The stage of completion is measured based on surveys of work performed.

The contract margin after completion of the contract is regularly reviewed throughout the period of the contract; potential expected losses on construction contracts are fully provisioned.

A construction contract is deemed completed when the transfer of the ownership of the good occurs, and, for complex contracts dealing with the establishment of integrated facilities where there is a commitment to a final, global result, the contract is deemed completed as soon as the provisional acceptance of the work has been delivered.

Specific case of revenue recognized on exchanges of assets between the grantor and the operator in accordance with IFRIC 12

According to IFRIC 12, when the operator builds infrastructure (start-up capital expenditures) in exchange for the right (licence) to charge users of the public service, revenues from construction services should be accounted for in accordance with IAS 11 — Construction Contracts and the right to charge users of the public service should be treated as an exchange of assets and accounted for in accordance with IAS 38 (see 2.9).

In practice, for concession agreements of Gaz de France, as no distinction is made between compensation for constructing and compensation for operating the infrastructure in the determination of customer network access charges and as there are no external benchmarks that could be used to determine the respective fair value of these two items, revenue recognized during the construction phase is limited to an amount equal to the costs incurred.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Interest income

Interest income of the financial affiliates is recognized in the income statement prorata temporis, using the effective interest method.

2.24.2.  Net finance costs

This includes the financial costs linked with the Group’s net financial indebtedness, meaning interest paid or received, the results associated with hedging instruments and exchange rate adjustments relating to indebtedness, as well as interest income from investments in short term securities and cash and cash equivalents.

2.24.3.  Other financial items

These include:

•	financial gains and losses relating to operations;

•	expenses related to the unwinding of discounts on long-term provisions and the expected return on plan assets;

•	other financial income and expenses not related to operations, such as gains and losses of transactions involving non-consolidated investments, whether or not they are related to the Company’s operations.

2.24.4.  Income tax

Income tax for the year consists of current and deferred income tax. It is recognized in the income statement, except for taxes relating to items that are recognized directly in equity.

Current income tax represents tax payable on taxable income for the period, computed in accordance with tax rates in force at the closing date.

2.24.5.  Earnings per share

Basic earnings per share are calculated by dividing profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, adjusted for the average number of ordinary shares bought back or issued during the period.

Diluted earnings per share are calculated by dividing profit attributable to equity holders from the parent company by the average number of ordinary shares, factoring in any dilutive instruments.

2.25.  CASH FLOW STATEMENTS

This statement discloses actual cash flows of consolidated entities.

Significant non-cash transactions that affect the balance sheet but are not considered to represent cash flow — such as investments without financing (lease-financing), reclassifications, effects of mergers and partial transfers of assets, changes in accounting methods — are disclosed in the supplemental disclosures.

The Group’s cash flow statements are reported using the indirect method from income before tax.

Renewal and replacement costs recognized in accordance with IFRIC 12 are reported on a separate line of the cash flow statement under “Replacement costs”.

Impairment of current assets is equivalent to a permanent loss. As a consequence, the change in current assets is disclosed net of allowances.

Cash flows linked to the payment of income tax, interest and the collection of financial gains are treated separately.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

The impact on cash and cash equivalents of acquisitions of consolidated entities is disclosed in investing activities under the heading “Acquisition of investments, net of cash acquired”.

The impact of disposals net of cash disposed is disclosed under the heading “Proceeds from disposals of tangible and intangible assets and investments in subsidiaries and affiliates”.

When they are material, cash flows generated between January 1 and the date of the disposal of investments that are excluded from the basis for consolidation during the period are nonetheless maintained in the cash flow statements.

Cash and cash equivalents in the cash flow statements consist of cash and cash equivalents, less bank overdrafts repayable on demand that are an integral part of the Company’s cash management.

2.26.  PRINCIPLES OF SEGMENT REPORTING

The breakdown of companies by segment is detailed in Notes 1, 2 and 24.

Primary segment reporting

Primary segment reporting is derived from the Group’s main business segments.

A business segment is a distinguishable component of the Group that is engaged in providing services and products in a specific economic environment and subject to risks and returns that are different from those of other business segments.

Secondary segment reporting

Secondary segment reporting is divided on the basis of the geographical areas in which the Group operates.

Segment accounting policies

The business segments’ accounting policies are those applied by the Group to prepare the consolidated financial statements, as disclosed in this appendix.

The assets and liabilities by business or geographical segment are those balances that exist at closing date.

The reconciliation with the consolidated financial statements requires taking into account the effects of the consolidation process (i.e. eliminations).

Transactions between businesses

Sales and services between businesses are carried out at market prices.

Internal transactions within a division are computed at market price. Transactions mainly occur:

•	between Purchase and Sale of Energy and Transmission Storage:

•	booking and use of capacities required to carry gas sold in the transmission network. Compensation for this service is based on rates to third-party access to the transmission network approved by the French Energy Regulation Commission (CRE);

•	booking and use of storage capacities required for the sales activity.

•	between Purchase and Sale of Energy and Distribution France: booking and use of capacities required to carry gas sold in the distribution network. Compensation for this service is based on rates to third-party access to the distribution network approved by the CRE.

Note A — ACCOUNTING PRINCIPLES AND VALUATION METHODS — (Continued)

Unallocated Items

Unallocated income and expenses mainly comprise head-office expenses, research and development costs as well as miscellaneous income that are not directly attributable to businesses.

Unallocated fixed assets comprise headquarters’ fixed assets, those allocated to research and to human resources management.

Adjusted Operating Income

It comprises all of the income and expenses, other than depreciation, amortization, provisions, share-based payments and replacement costs, linked directly to the Group’s operations that are either recurring or non-recurring (resulting from isolated or infrequent events or decisions). Non-recurring income and expenses include the effects of extraordinary events that are beyond the Group’s control.

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS

1 — MAJOR TRANSACTIONS

1.1.  ACQUISITIONS

1.1.1.  Acquisitions in 2007

				Date of
Name of Subsidiary	Country	Activity	% Acquired	Acquisition

Vendite Group	Italy	Transmission and Distribution International	20%	Sep 26, 2007
Erelia	France	Purchase and Sale of Energy	95%	Nov 5, 2007
Société Eolienne de la Haute-Lys	France	Purchase and Sale of Energy	100%	Dec 11, 2007
Enerci	Ivory Coast	Exploration- Production	51%	Apr 12, 2007

The impact of acquisitions on the consolidated balance sheet can be summarized as follows:

		2007
		(millions of euros)

Intangible assets		174
Tangible assets		170
Trade and related receivables		109
Other receivables		80
Cash and cash equivalents		22

Sub-total	(I)	555

Trade and related payables		130
Financial debt		252
Other liabilities		83

Sub-total	(II)	465

Minority interests	(III)	-7
Investments in companies accounted for using the equity method	(IV)	3

Fair value of net assets acquired	(I) - (II) + (III) + (IV)	86

Goodwill		101

Total acquisition costs		187

Cash and cash equivalents acquired		-22

Payment of the period related to acquisitions		165

Gaz de France exercised the option with Camfin enabling it to acquire a further 20% stake in Energie Investimenti, the Vendite Group holding company, for 40 million euros. As a result of this transaction, Gaz de France now has a 60% ownership interest in Energie Investimenti, with Camfin owning the remaining 40%. Exercising the option to buy 20% of Camfin’s interest in Energie Investimenti conveyed the exclusive control over the Vendite Group to the Group, resulting in its consolidation.

Gaz de France entered into a contract to acquire a 95% stake in ERELIA and a 100% stake in Société Eolienne de la Haute-Lys, which develop and operate wind farms in France. As a result of the allocation of the purchase price for these two acquisitions, 69 million euros have been booked in goodwill for ERELIA and 18 million euros for Société

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

Eolienne de la Haute-Lys. The Group will finalize the identification and valuation of assets acquired and liabilities assumed during the course of 2008.

On April 12, 2007, Gaz de France bought out EDF’s 51% stake in Enerci, an exploration-production company, giving it full ownership of Enerci. Enerci owns 12% of an offshore field in the Ivory Coast.

The main impacts of the companies acquired on the income statement since the acquisition date can be broken down as follows:

Dec 31, 2007
(millions of euros)

Revenues	276
Operating income	9
Net income (Group share)	5

1.1.2.  Acquisitions in 2006

				Date of
Name of Subsidiary	Country	Activity	% Acquired	Acquisition

AES Energia Cartagena	Spain	Energy Supply and Services	26%	Nov 1, 2006
Maïa Eolis	France	Energy Supply and Services	49%	Dec 22, 2006

The impact of company acquisitions on the consolidated balance sheet can be summarized as follows:

		2006
		(millions of euros)

Tangible assets		732
Trade and related receivables		19
Other receivables		11
Cash and cash equivalents		77

Sub-total	(I)	839

Trade and related payables		38
Financial debt		643
Other liabilities		75

Sub-total	(II)	756

Minority interests	(III)	-2

Fair value of net assets acquired	(I) - (II) + (III)	81

Goodwill		42

Total acquisition costs		123

Cash and cash equivalents acquired		-77
Paid in prior year		-8

Payment of the period related to acquisitions		38

An Energy Agreement between the Group and AES Energia Cartagena came into effect on November 1, 2006. This contract gives Gaz de France an exclusive right to use the power plant’s three turbines and transfers to the Group all the risks and rewards of ownership of the assets. As a result, AES Energia Cartagena is fully-consolidated.

On December 22, 2006, an agreement was signed for the creation of the Maïa Eolis joint venture, which is 49%-owned by Gaz de France and 51% by Maïa Sonnier. This company will develop and operate wind farms in France and Europe. Maïa Sonnier has transferred its wind power business — including wind farms that have not yet come

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

on stream — to the joint venture and Gaz de France has contributed around 110 million euros in cash. Maïa Eolia is consolidated under the proportionate method in the Group financial statements.

The main impacts of the companies acquired on the income statement since the acquisition date are as follows:

Dec 31, 2006
(millions of euros)

Revenues	7
Operating income	2
Net income (Group share)	-1

1.1.3.  Acquisitions in 2005

				Date of
Name of Subsidiary	Country	Activity	% Acquired	Acquisition

Distrigaz Sud	Romania	Transmission and Distribution International	51%	May 31, 2005
SPE Group	Belgium	Transmission and Distribution International	25.5%	Sep 28, 2005
Savelys Group (ex CGST Save)	France	Services	39%	Mar 23, 2005
AEM**	Italy	Services	100%	Apr 1, 2005
ADF Normandie	France	Services	100%	Mar 1, 2005
CFM CFMH	France	Energy Supply and Services	45%	Jan 3, 2005
Gaz de France Production Exploration Deutschland	Germany	Exploration- Production	—*	Nov 2005

*	Under the agreement signed in 2003 to acquire Gaz de France Produktion Exploration Deutschland, a price supplement was paid, corresponding to additional interests in a hydrocarbon well.

**	Acquisition of assets.

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

The impact of company acquisitions on the consolidated balance sheet can be summarized as follows:

		2005
		(millions of euros)

Intangible assets		241
Tangible assets		749
Financial assets		69
Inventories and work-in-progress		53
Trade and related receivables		237
Cash and cash equivalents		278

Sub-total	(I)	1,627

Trade and related payables		209
Tax and social liabilities		72
Provision for employee benefits		29
Financial debt		266
Deferred tax liability		139
Other provisions		84

Sub-total	(II)	799

Minority interests*	(III)	-101
Investments in companies accounted for using the equity method**	(IV)	-38

Fair value of net assets acquired	(I) - (II) + (III) + (IV)	689

Goodwill		252

Total acquisition costs		941

Cash and cash equivalents acquired		-278
To be paid during subsequent years

Payment of the period related to acquisitions		663

*	Minority interests arising from the acquisition of Distrigaz Sud (51% owned).

**	Savelys Group (accounted for under the equity method in 2004 — fully consolidated in 2005).

On March 1, 2005, the Group acquired 100% of ADF Normandie, an industrial maintenance and repair firm.

On March 23, 2005, the Group increased its stake in the CGST Save Group, renamed the Savelys Group, from 20% to 59%. This company is the leading individual boiler maintenance firm in France. It was recognized using the equity method in 2004, and then fully consolidated in the Group’s accounts in 2005.

On May 31, 2005, the Group acquired a 51% stake in Distrigaz Sud, a company operating on the gas distribution and transmission market for retail and business customers in Romania. This company is fully consolidated in the Group’s accounts.

On September 28, 2005, the Group acquired a 25.5% stake in Groupe SPE (Société de Production d’Electricité), a company operating on the electricity distribution and energy, gas and electricity sales market in Belgium.

In light of developments on the natural gas market in Europe, Gaz de France and Total signed a protocol of intent in November 2003 to unwind their cross-shareholdings in their natural gas transport and supply joint ventures in France, namely Gaz du Sud-Ouest (GSO 30%-owned by Gaz de France) and Compagnie Française du Méthane (CFM 55%-owned by Gaz de France).

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

The contractual and financial closing of these operations took place on January 3, 2005, with Gaz de France becoming the sole shareholder in CFM, and Total the sole shareholder in GSO. CFM was merged into Gaz de France on July 1, 2005.

The main impacts of the companies acquired on the income statement since the acquisition date can be broken down as follows:

Dec. 31, 2005
(millions of euros)

Revenues	807
Operating income	42
Net income (Group share)	37

1.2.  DISPOSALS

1.2.1.  Disposals in 2007

No significant disposals occurred over the year.

1.2.2.  Disposals in 2006

				Date of
Name of Subsidiary	Country	Activity	Disposed %	Disposal

Gaseba	Argentina	Transmission and Distribution International	100%	Jun 1, 2006
Gaseba Uruguay	Uruguay	Transmission and Distribution International	51%	Jun 1, 2006
Distrigaz Sud	Romania	Transmission and Distribution International	10%	Feb 2, 2006
Société du Terminal Méthanier de Fos Cavaou	France	Transmission - Storage	30.3%	Jun 13, 2006
KGM	Kazakhstan	Exploration and Production	17.5%	Jul 19, 2006

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

The Group’s share in disposed assets and liabilities, corresponding to the value of the interest sold, is as follows:

		2006
		(millions of euros)

Goodwill and other intangible assets		9
Tangible assets		48
Inventories and work-in-progress		2
Trade and related receivables		38
Cash and cash equivalents		32

Sub-total	(I)	129

Trade and related payables		2
Tax and social liabilities		4
Financial debt		13
Deferred tax liability		3
Other liabilities		12

Sub-total	(II)	34

Minority interests	(III)	50
Translation adjustments	(IV)	6

Disposed net assets	(I) - (II) + (III) + (IV)	151

Gains (losses) on disposals		199

Net proceeds from the sale		350

Less:
Withholding tax		61
Net disposed cash		24

Cash consideration received for the period		265

In 2005, Gaz de France signed an agreement with the European Bank for Reconstruction and Development (Berd) and the International Financial Company (IFC) under which the Group sold to each organisation a 5% interest in the capital stock of the Romanian natural gas distributor, Distrigaz Sud. This agreement was finalized in the first half of 2006.

In connection with the agreements signed with Total for the unwinding of their cross-holdings, in 2005, a partnership agreement had been concluded. It enabled Total to take a 30% interest in the LNG terminal of Gaz de France in Fos Cavaou. This agreement was finalized in June 2006.

In July 2006, Gaz de France signed an agreement to sell its 17.5% stake in the Kazakh joint venture KazGerMunai LLP (KGM) to Kazakh national oil company KazMunaiGas JSC, for an amount of 350 million US dollars. Gaz de France’s stake in KGM was held through its wholly-owned German subsidiary EEG-Erdgas Erdöl GmbH. In 2005, KGM produced 2 million tons of crude oil.

This transaction, finalized in July 2006, had a positive impact of 187 million euros on operating income for the second half of 2006.

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

1.2.3.  Disposals in 2005

				Date of
Name of Subsidiary	Country	Activity	Disposed %	Disposal

G.S.O.	France	Transmission - Storage	30%	Jan 3, 2005

The disposal of GSO was part of the operation to unwind the cross-shareholdings between Total and Gaz de France as mentioned in Section 1.1.3. Before its disposal, this company was recognized in the Group’s accounts using the equity method.

The overall positive impact of the unwinding of cross-shareholdings with Total came out at 77.1 million euros, recorded under other operating income and expenses.

The share of assets and liabilities comprising the value of associates disposed of can be broken down as follows:

		2005
		(millions of euros)

Goodwill and other intangible assets		2
Tangible assets		165
Financial assets		1
Inventories and work-in-progress		30
Trade and related receivables		47
Cash and cash equivalents		1

Sub-total	(I)	246

Trade and related payables		30
Tax and social liabilities		17
Financial debt		60
Provision for employee benefits		2
Deferred tax liability		37
Other provisions		1

Sub-total	(II)	147

Net asset investments accounted for by the equity method disposed of	(I) - (II)	99

Gains (losses) on disposals		-4

Net proceeds from the sale		95

Less:
Net disposed cash		-1

Cash consideration received for the period		94

1.3.  CHANGE IN CONSOLIDATION METHOD

1.3.1.  Changes to consolidation methods in 2007

An amendment to the shareholders’ agreement (without any additional interest) with the partner of the UK exploration-production company EFOG, made on February 1, 2007, gave Gaz de France joint control over the company, resulting in a change from the equity to the proportionate consolidation method.

The replacement of the SPE directors appointed by Gaz de France with a trustee have led the Group to reconsider the nature of control exercised: as of November 30, 2007, SPE, which was previously consolidated under the proportionate method, has been accounted for using the equity method.

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

The impact of changes in methods on the consolidated financial statements can be summarized as follows:

		2007
		(millions of euros)

Intangible assets		-139
Tangible assets		34
Other receivables		26
Cash and cash equivalents		27

Sub-total	(I)	-52

Financial debt		-43
Provisions		-19
Non-current deferred tax liabilities		15
Other liabilities		2

Sub-total	(II)	-45

Value of investments accounted for by the equity method	(I) - (II)	-7

Share of income in companies accounted for by the equity method		11

1.3.2.  Changes to consolidation methods in 2005

				Date of
Name of Subsidiary	Country	Activity	% Acquired	Acquisition

Italcogim Group	Italy	Transmission and Distribution International	40.00%	Aug 5, 2003
Arcalgas Energie	Italy	Transmission and Distribution International	42.65%	May 7, 2002
Arcalgas Progetti	Italy	Transmission and Distribution International	44.17%	May 7, 2002

These equity interests had been held by the Group since 2002 and 2003, but were not included in the consolidated financial statements since Italian regulations capped voting rights held by foreign investors at 2%. Since Gaz de France was listed on July 7, 2005, this cap on voting rights was no longer applicable, resulting in the consolidation of these entities under the equity method which was retained because of Italian regulations that restricted power within such entities.

Note B — COMPARABILITY BETWEEN FINANCIAL YEARS — (Continued)

2 — RESTATEMENT OF PERIODS FOR COMPARISON

2.1.  COMPLETION OF THE PURCHASE PRICE ALLOCATION OF MAÏA EOLIS

CONDENSED CONSOLIDATED BALANCE SHEET

	2006	IFRS 3	2006
	before changes	adjustments	after changes
	(millions of euros)

Goodwill	1,649	-23	1,626
Concession intangible assets	5,704	—	5,704
Other intangible assets	564	—	564
Tangible assets	16,625	+ 35	16,660
Other assets current and non-current	18,367	—	18,367

Total assets	42,909	+ 12	42,921

Shareholders’ equity — Group share	16,197	—	16,197
Minority interests	466	—	466
Deferred tax liability	2,608	+ 12	2,620
Other current and non-current liabilities	23,638	—	23,638

Total liabilities	42,909	+ 12	42,921

The completion of the allocation of the purchase price to assets acquired and liabilities assumed in connection with the 2006 acquisition of Maïa Eolis within one year, as authorized under IFRS 3, resulted in the reallocation of part of the goodwill to tangible assets for 35 million euros and deferred tax liabilities for 12 million euros.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT

1 — SEGMENT REPORTING

Note 1 —	Business segment reporting

Comparability of periods

Along with the new organization of the Group, certain activities have been reclassified between segments over all of the periods presented.

The main reclassifications relate to:

•	GDF Deutschland key account sales operations (continental Europe): PSE segment (previously included in TDI),

•	Savelys Group and DK6: PSE segment (previously included in SER),

•	European transmission subsidiaries (Megal GmbH, Segeo): TS segment (previously included in TDI),

•	UK gas sales: TDI segment (previously included in PSE).

Business segments

The segmentation depends upon internal management and reporting structures: a business segment encompasses a sub-group of activities or operating entities, each entity being managed separately and providing regularly discrete financial and management information on a timely basis.

The Group’s activities are divided into six segments, gathered into two divisions, Energy Supply and Services and Infrastructures.

The Energy Supply and Services (Ener. suppl. Serv.) division includes the following business segments:

•   Exploration-Production (E&P)

Through its subsidiaries and its participating interests, the Gaz de France Group operates a portfolio of oil and gas assets, mainly productive assets in the North Sea and in Germany, and fields to be explored and developed in Algeria and Egypt. The Exploration and Production segment sells a great part of its productions to the Purchase and Sale of Energy segment.

•   Purchase and Sale of Energy (PSE)

This segment includes sale and trading activities and related services. Sales include all customers: residential customers, tertiary and other energy companies. In France they are carried out primarily by Gaz de France. Key account gas sales in France, Germany and Belgium and electricity sales in the UK are handled primarily by Gaz de France. The trading business is carried out by Gaselys. Savelys is primarily responsible for related services.

•   Services (SER)

The Services segment consists of services complementary to energy supply, mainly:

•	management and maintenance of heat or cold production facilities, industrial maintenance (Cofathec Group),

•	facilities in controlled environments, management of industrial units (Cofathec Group),

•	electricity production (Finergaz Group),

•	Natural gas for vehicles (GNVert).

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The Infrastructures (Infrastr.) division pools all transmission and distribution activities, divided into the following segments:

•  Transmission — Storage (TS)

The gas transmission network in France is operated by the subsidiary GRTgaz for Gaz de France and, in compliance with European directives, for third parties. This segment also includes the networks for Megal (Southern Germany) and Segeo (Belgium), as well as the management of LNG terminals and storage facilities in France.

•  Distribution France (DIF)

This segment pools the management of distribution networks in France — investing, replacements, maintenance — carried out by Gaz de France in 2007 and sold to the subsidiary GrDF at December, 31 2007, mainly for carrying gas for itself or for third parties.

The distribution networks are run through concessions granted by local authorities.

•	Transmission and Distribution International (TDI)

The Group holds participating interests in several gas transmission and distribution companies, mainly in Europe (Germany, Hungary, Slovak Republic, Portugal, and Romania) and in Mexico. In general, these entities also sell gas. This segment also includes gas sales outside of continental Europe (notably the UK).

Other

This segment groups together contributions for holding companies and dedicated entities for the Group’s centralized financing, as well as real estate companies.

Unallocated Items

Unallocated income and expenses mainly comprise head-office expenses, research and development costs as well as miscellaneous income, not directly attributable to businesses.

Unallocated fixed assets comprise headquarters’ fixed assets, those allocated to research and to human resources management.

Note 1-1 — Income statement

•	Gaz de France Group

(adjusted comparative data — see above)

a)	Revenues

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
		Inter-			Inter-			Inter-
	External	segment		External	segment		External	segment
Revenues	revenues	sales	Total	revenues	sales	Total	revenues	sales	Total
(in millions of euros)

Ener. suppl. serv.	21,178	1,823	23,001	21,344	1,924	23,268	18,161	1,514	19,675
Infrastr.	6,145	4,546	10,691	6,178	4,610	10,788	4,654	4,564	9,218
Other	79	282	361	72	198	270	14	57	71
Unallocated	25	504	529	48	466	514	43	662	705
Eliminations	—	-7,155	-7,155		-7,198	-7,198		-6,797	-6,797

Total	27,427	—	27,427	27,642	—	27,642	22,872	—	22,872

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

b)	Other indicators

	Adjusted operating income**
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv.	2,331	1,916	1,156
Infrastr.	3,316	3,267	3,002
Other	65	-2	-5
Unallocated	-46	-32	95

Total	5,666	5,149	4,248

**	before replacement costs — and share-based payments see Note 1-2

	Operating income
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv.	1,777	1,449	767
Infrastr.	2,118	2,087	2,125
Other	47	115	—
Unallocated	-68	-43	-71

Total	3,874	3,608	2,821

	Share of income in companies accounted for
	by the equity method
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv.	68	152	155
Infrastr.	31	24	34
Other		—
Unallocated		—

Total	99	176	189

c)	Elements included in operating income

	Personnel expenses
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv	977	890	832
Infrastr.	1,290	1,341	1,252
Other	45	24	12
Unallocated	316	326	445

Total	2,628	2,581	2,541

	Amortization of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv.	548	428	379
Infrastr.	931	967	919
Other	27	28	10
Unallocated	7	7	10

Total	1,513	1,430	1,318

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Impairment of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Ener. suppl. serv.	18	49	7
Infrastr.	-2	1	-36
Other	-2	-2
Unallocated	—	—

Total	14	48	-29

•  Energy Supply and Services

(adjusted comparative data — see above)

a)	Revenues

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
		Inter-			Inter-			Inter-
	External	segment		External	segment		External	segment
Revenues	revenues	sales	Total	revenues	sales	Total	revenues	sales	Total
(in millions of euros)

E&P	1,293	424	1,717	1,230	429	1,659	932	207	1,139
PSE	18,184	1,857	20,041	18,432	2,023	20,455	15,731	1,615	17,346
SER	1,701	106	1,807	1,682	119	1,801	1,498	70	1,568
Eliminations		-564	-564		-647	-647		-378	-378

Total	21,178	1,823	23,001	21,344	1,924	23,268	18,161	1,514	19,675

b)	Other indicators

	Adjusted operating income**
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	1,127	1,270	726
PSE	1,075	529	325
SER	129	117	105

Total	2,331	1,916	1,156

**	before replacement costs — and share-based payments see Note 1-2

	Operating income
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	755	935	457
PSE	940	443	251
SER	82	71	59

Total	1,777	1,449	767

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Share of income in companies accounted for
	by the equity method
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	11	114	128
PSE	57	37	24
SER	—	1	3

Total	68	152	155

c)	Elements included in operating income

	Personnel expenses
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	103	97	88
PSE	469	383	372
SER	405	410	372

Total	977	890	832

	Amortization of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	377	298	267
PSE	127	89	71
SER	44	41	41

Total	548	428	379

	Impairment of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

E&P	11	49	7
PSE	7	—	—
SER	—	—	—

Total	18	49	7

•   Infrastructures

(adjusted comparative data — see above)

a)	Revenues

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
		Inter-			Inter-			Inter-
	External	segment		External	segment		External	segment
Revenues	revenues	sales	Total	revenues	sales	Total	revenues	sales	Total
(in millions of euros)

TS	488	2,006	2,494	384	1,971	2,355	228	1,910	2,138
DIF	517	2,559	3,076	642	2,647	3,289	774	2,652	3,426
TDI	5,140	62	5,202	5,152	26	5,178	3,652	17	3,669
Eliminations	—	-81	-81	—	-34	-34		-15	-15

Total	6,145	4,546	10,691	6,178	4,610	10,788	4,654	4,564	9,218

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

b)	Other indicators

	Adjusted operating income **
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	1,534	1,357	1,265
DIF	1,291	1,412	1,358
TDI	491	498	379

Total	3,316	3,267	3,002

**	before replacement costs — and share-based payments see Note 1-2

	Operating income
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	1,185	1,013	934
DIF	552	726	900
TDI	381	348	291

Total	2,118	2,087	2,125

	Share of income in companies accounted for
	by the equity method
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	1	2
DIF	1	2
TDI	29	20	34

Total	31	24	34

c)	Elements included in operating income

	Personnel expenses
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	296	289	284
DIF	711	801	802
TDI	284	251	166

Total	1,291	1,341	1,252

	Amortization of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	353	344	343
DIF	453	444	441
TDI	125	179	135

Total	931	967	919

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Impairment of tangible and intangible assets
(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

TS	—	—	—
DIF	—	—	—
TDI	-2	1	-36

Total	-2	1	-36

Note 1-2 — Reconciliation of adjusted operating income with the financial statements

(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Operating cash flow before tax, replacement costs and change in working capital	5,904	5,118	4,254
Gain (loss) on disposal of assets	71	218	31
Exploration expenses	-103	-86	-44
Employee benefits	-4	31	141
MtM on financial derivative instruments hedging operating activities	-145	38	-44
Dividends received from companies accounted for by the equity method	-65	-217	-128
Other	8	47	38

Adjusted Operating Income before replacement costs	5,666	5,149	4,248

(in millions of euros)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Operating income	3,874	3,608	2,821
Amortization, depreciation and provisions	1,532	1,247	1,040
Share-based payments	13	—	132
Replacement costs	247	294	255

Adjusted Operating Income before replacement costs	5,666	5,149	4,248

Note 1-3 — Balance sheet

•   Gaz de France Group

a)	Segment assets

	Goodwill
(in millions of euros)	2007	2006	2005

Ener. Suppl. serv.	623	551	492
Infrastr	1,132	1,075	1,009
Other	—	—	—
Unallocated	—	—	—

Total	1,755	1,626	1,501

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Concession intangible assets
(in millions of euros)	2007	2006	2005

Ener. Suppl. serv.	164	167	163
Infrastr.	5,448	5,537	5,514
Other	—	—	—
Unallocated	—	—	—

Total	5,612	5,704	5,677

	Other intangible assets
(in millions of euros)	2007	2006	2005

Ener. Suppl. serv.	255	181	125
Infrastr.	584	349	320
Other	38	29	19
Unallocated	6	5	9

Total	883	564	473

	Tangible assets
(in millions of euros)	2007	2006	2005

Ener. Suppl. serv.	5,999	5,211	4,017
Infrastr.	11,359	11,079	10,910
Other	311	331	226
Unallocated	36	39	—

Total	17,705	16,660	15,153

	Investments in
	companies accounted
	for under the equity
	method
(in millions of euros)	2007	2006	2005

Ener. suppl. serv.	75	311	332
Infrastr.	739	407	361
Other	—	—	—
Unallocated	—	—	—

Total	814	718	693

	Derivatives assets
(in millions of euros)	2007	2006	2005

Ener. suppl. serv.	2,548	2,319	1,725
Infrastr.	79	2	44
Other	85	21	14
Unallocated	—	—	—

Total	2,712	2,342	1,783

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

b)	Segment liabilities

	Provision for replacement
(in millions of euros)	2007	2006	2005

Ener. suppl. serv.	54	49	46
Infrastr.	4,095	3,825	3,637
Other	—	—
Unallocated	—	—

Total	4,149	3,874	3,683

	Provision for site restoration
(in millions of euros)	2007	2006	2005

Ener. suppl. serv.	447	397	326
Infrastr.	1,327	1,261	1,156
Other	34	43	164
Unallocated	—	—	—

Total	1,808	1,701	1,646

	Derivatives liabilities
(in millions of euros)	2007	2006	2005

Ener. suppl. serv.	2,510	2,180	1,711
Infrastr.	6	8	11
Other	24	9	79
Unallocated	—	—	—

Total	2,540	2,197	1,801

•  Energy Supply and Services

a)	Segment assets

	Goodwill
(in millions of euros)	2007	2006	2005

E&P	65	65	38
PSE	384	300	284
SER	174	186	170

Total	623	551	492

	Concession intangible assets
(in millions of euros)	2007	2006	2005

E&P	—	—
PSE	28	35	32
SER	136	132	131

Total	164	167	163

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Other intangible assets
(in millions of euros)	2007	2006	2005

E&P	4	5	6
PSE	237	171	117
SER	14	5	2

Total	255	181	125

	Tangible assets
(in millions of euros)	2007	2006	2005

E&P	3,542	3,088	2,923
PSE	2,268	1,939	920
SER	189	184	174

Total	5,999	5,211	4,017

	Investments in companies accounted for under the equity method
(in millions of euros)	2007	2006	2005

E&P	—	247	279
PSE	61	41	30
SER	14	23	23

Total	75	311	332

	Derivatives assets
(in millions of euros)	2007	2006	2005

E&P	—	—	—
PSE	2,547	2,319	1,725
SER	1	—	—

Total	2,548	2,319	1,725

b)	Segment liabilities

	Provision for replacement
(in millions of euros)	2007	2006	2005

E&P	—	—	—
PSE	33	33	33
SER	21	16	13

Total	54	49	46

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Provision for site restoration
(in millions of euros)	2007	2006	2005

E&P	440	387	323
PSE	7	10	3
SER	—	—	—

Total	447	397	326

	Derivatives liabilities
(in millions of euros)	2007	2006	2005

E&P	—	—	—
PSE	2,508	2,178	1,708
SER	1	2	3

Total	2,509	2,180	1,711

•   Infrastructures

a)	Segment assets

	Goodwill
(in millions of euros)	2007	2006	2005

TS	—	—	—
DIF	—	—	—
TDI	1,132	1,075	1,009

Total	1,132	1,075	1,009

	Concession intangible assets
(in millions of euros)	2007	2006	2005

TS	—	—	—
DIF	5,448	5,537	5,514
TDI	—	—	—

Total	5,448	5,537	5,514

	Other intangible assets
(in millions of euros)	2007	2006	2005

TS	140	10	3
DIF	185	101	47
TDI	259	238	270

Total	584	349	320

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Tangible assets
(in millions of euros)	2007	2006	2005

TS	7,913	7,535	7,293
DIF	1,012	973	1,138
TDI	2,434	2,571	2,479

Total	11,359	11,079	10,910

	Investments in companies accounted for under the equity method
(in millions of euros)	2007	2006	2005

TS	3	13	13
DIF	15	16	15
TDI	721	378	333

Total	739	407	361

	Derivatives assets
(in millions of euros)	2007	2006	2005

TS	—	—	—
DIF	—	—	—
TDI	79	2	44

Total	79	2	44

b)	Segment liabilities

	Provision for replacement
(in millions of euros)	2007	2006	2005

TS	—	—	—
DIF	4,095	3,825	3,637
TDI	—	—	—

Total	4,095	3,825	3,637

	Provision for site restoration
(in millions of euros)	2007	2006	2005

TS	209	196	167
DIF	1,098	1,032	960
TDI	20	33	29

Total	1,327	1,261	1,156

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Derivatives liabilities
(in millions of euros)	2007	2006	2005

TS	—	—	—
DIF	—	—	—
TDI	6	8	11

Total	6	8	11

Note 1-4 — Other indicators

•   Gaz de France Group

	Capital expenditures
	(incl. replacement costs and leases)			Workforce
(in millions of euros)	2007	2006	2005	2007	2006	2005

Ener. suppl. serv.	1,064	998	608	17,364	17,009	16,551
Infrastr	1,704	1,584	1,366	28,059	30,985	34,147
Other	30	15	18	346	186	147
Unallocated	12	9	12	1,791	2,064	2,113

Total	2,810	2,606	2,004	47,560	50,244	52,958

•   Energy Supply and Services

	Capital expenditures
	(incl. replacement costs and leases)			Workforce
(in millions of euros)	2007	2006	2005	2007	2006	2005

E&P	630	581	499	1,131	1,115	1,205
PSE	391	382	76	8,818	7,180	6,985
SER	43	35	33	7,415	8,714	8,361

Total	1,064	998	608	17,364	17,009	16,551

•   Infrastructures

	Capital expenditures
	(incl. replacement costs and leases)			Workforce
(in millions of euros)	2007	2006	2005	2007	2006	2005

TS	796	629	451	4,505	4,417	4,407
DIF	724	787	793	12,202	14,712	15,110
TDI	184	168	122	11,352	11,856	14,630

Total	1,704	1,584	1,366	28,059	30,985	34,147

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 2 —	Geographical reporting

Secondary segment reporting is divided on the basis of the major geographical areas in which the Group operates, including:

•	France,

•	Europe excluding France,

•	Rest of the world.

Revenues are broken down by:

•	origin (the geographical area where sales were generated);

•	destination (the geographical area in which the beneficiary of the sale or service is located).

Other Group indicators are broken down by location of origin.

Note 2-1 — Geographical area of origin

	Revenues			Operating income
(in millions of euros)	2007	2006	2005	2007	2006	2005

France	21,659	21,920	18,234	2,548	2,173	2,010
Europe excluding France	8,570	8,082	5,739	1,232	1,373	731
Rest of the world	273	237	212	94	62	80
Eliminations	-3,075	-2,597	-1,313	—	—	—

Total	27,427	27,642	22,872	3,874	3,608	2,821

				Capital expenditures (incl.
	Segment assets			replacement costs and leases)
(in millions of euros)	2007	2006*	2005	2007	2006	2005

France	20,221	18,916	17,658	1,916	1,809	1,367
Europe excluding France	8,893	8,397	7,276	871	778	611
Rest of the world	366	300	346	23	19	26
Eliminations	—	—	—	—	—	—

Total	29,480	27,613	25,280	2,810	2,606	2,004

*	See Note B — Comparability between financial years, § 2 Restatement of periods for comparison.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 2-2 — Revenues by geographical area of destination

	Revenues
(in millions of euros)	2007	2006	2005

France	16,066	16,802	14,733
United Kingdom	2,725	3,094	2,516
Benelux	2,075	1,836	1,100
Italy	1,548	1,165	1,108
Hungary	691	709	631
Germany	1,156	1,211	944
Other European countries	2,604	2,074	1,351
Rest of the world	562	751	489

Total	27,427	27,642	22,872

2 — INCOME STATEMENTS

Note 3 —	Revenues

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Sales of goods	23,644	23,849	19,479
Services rendered	3,681	3,671	3,306
Revenues from financial affiliates	102	122	87

Revenues	27,427	27,642	22,872

Under IFRIC 12, revenues recognized amount to 302 million euros in 2007, 397 million euros in 2006 and 487 million euros in 2005.

Note 4 — Purchases and other external charges

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Energy purchases	14,753	15,810	12,569
Other purchases	4,631	4,390	3,856
Capitalized expenses	-253	-224	-131

Purchases and other external charges	19,131	19,976	16,294

Note 5 — Personnel expenses

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Wages and salaries, profit-sharing schemes included	1,712	1,669	1,566
Social contributions	507	499	467
Pension commitments and other commitments due to employees of defined benefit programs	181	184	106
Share-based payments	13	—	132
Other expenses	215	229	270

Total personnel expenses	2,628	2,581	2,541

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Workforce

The Group had 47.560 employees at December 31, 2007, compared with 50.244 at December 31, 2006 and 52.958 at the end of 2005.

Note 6 — Other operating income and expenses

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Reversals of allowances against current assets	94	66	80
Operating grants	31	10	11
Gains on financial derivative instruments(1)	102	54	162
Net income from tangible and intangible asset disposals(2)	70	—	1
Net income from subsidiary disposals(3)	—	243	—
Negative goodwill	5	—	44
Other	228	253	267

Total other operating income	530	626	565

Provisions on current assets	110	173	70
Other taxes	293	295	263
Losses on financial derivative instruments(1)	188	138	187
Net loss from tangible and intangible asset disposals(2)	—	25	—
Net loss from subsidiary disposals(3)	6	—	—
Other	195	225	221

Total other operating expenses	792	856	741

Other operating income and expenses	-262	-230	-176

(1)	Net gains and losses on financial derivative instruments result on the one hand from the impact of the ineffectiveness in hedging relationships for energy purchases or sales, and on the other hand from changes in the fair value of derivatives that are part of risk management strategies that are not qualifying for hedge accounting or arbitrage strategies.

Net gains or losses on financial derivative instruments

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Net impact of the ineffective portion of hedging on energy purchases or sales	-6	-32	-7
Other net gains and losses on derivatives	-80	-52	-18

Total net gain or loss on financial derivative instruments	-86	-84	-25

(2)	The main disposals over the period related to Exploration-Production assets, real estate and intangible assets, as well as the effects of an agreement on the contribution of the Gaz de France branch specialized in gas sales for major industrial customers in Italy.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Net result of disposals of tangible and intangible assets at December 31, 2007

	Expenses	Income
	(millions of euros)

Disposals of tangible and intangible assets	84	154
Net result of disposals of tangible and intangible assets		70

The tax effect on the net result of disposals of tangible and intangible assets amounted to 16 million euros.

(3)	At December 31, 2006, net gains on subsidiary disposals primarily include the 187 million euro gain on the sale of KGM shares.

Note 7 — Depreciation, amortization, impairment and provisions

•   Depreciation and amortization

			Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
			(millions of euros)

Depreciation expense on concession intangible assets			392	394	381
Depreciation expense on other intangible assets			73	66	40
Depreciation expense on tangible assets			1,049	970	897

Depreciation and amortization	(I	)	1,514	1,430	1,318

•  Impairment of assets

			Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
			(millions of euros)

Impairment of goodwill			—	—	2
Impairment of other intangible assets (net of reversals)			—	—	-28
Impairment of other tangible assets (net of reversals)			14	48	-1

Net impairment of fixed assets	(II	)	14	48	-27

Impairment tests have been carried out on assets based on valuation models that factor in the specific features of each activity and, when the discounted cash flow method has been used, over medium and long-term horizons, if applicable, as used for internal reporting purposes.

Assets have primarily been tested using the discounted cash flow method. The rates retained for the 2007 annual review of the value in use of assets for discounting cash flow range from 8% and 12% for the Exploration-Production segment, 5.5% and 8.5% for the Transmission Distribution International segment, and 6.5% and 8% for the Services segment.

The impairment tests carried out in 2006 notably resulted in an impairment being recorded on the value of exploration fields in the UK (49 million euros at December 31, 2006).

•   Provisions for liabilities and charges

			Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
			(millions of euros)

Allowances to provisions for liabilities and charges			461	479	294
Reversals of provisions for liabilities and charges			-457	-710	-545

Net provisions for liabilities and charges	(III	)	4	-231	-251

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The main changes over the period relate to allowances and reversals of the provision for replacement.

In December 2007, net provisions for replacement were reduced by a 89 million euro reversal further to the change in the discount rate (from 4% to 4,5% — see Note A).

Reversals for December 2006 include a non-recurring amount of 111 million euros linked to the revaluation of the company’s commitments for the restoration of lands on which manufactured gas production plants were located.

		Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
		(millions of euros)

Total net amortizations, and provisions	(I) + (II) + (III)	1,532	1,247	1,040

Note 8 — Financial income

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

NET FINANCE COST
Income from cash and cash equivalents	102	73	26
Interest income	37	13	—
Gains on sales of cash equivalents (liquid marketable securities)	65	60	26
Gross finance cost	-272	-196	-228
Interest expenses	-278	-206	-232
Net foreign currency translation adjustments	6	10	4

TOTAL NET FINANCE COST	-170	-123	-202

OTHER FINANCIAL ITEMS
Other financial income
Exchange gains not linked with financial debts	146	80	70
Gains on currency financial derivative instruments	6	3	1
Gains on security financial derivative instruments	—	61	66
Dividends received	42	51	28
Interest income	32	32	48
Expected return on plan assets	90	86	90
Net proceeds of sales of non-current financial assets	—	113	81
Reversals of provisions for financial risks and charges	31	19	28
Other	120	70	76
Sub-total revenue	467	515	488

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Other financial expenses:
Exchange losses not linked with financial debts	-72	-127	-108
Loss on currency financial derivative instruments	-14	-1	-10
Loss on security financial derivative instruments	—	-57	-58
Interest costs (borrowings excluded)	-15	-9	-24
Unwinding effect of discount of provisions for employee benefits	-130	-129	-117
Unwinding effect of discount of other provisions	-304	-285	-308
Impairment of non-current financial assets	—	-3
Granted financial forgiveness of debt	-2	-1	-2
Financial provisions for liabilities and charges	-13	-35	-25
Other charges	-57	-102	-72
Sub-total charges	-607	-749	-724
TOTAL OTHER FINANCIAL ITEMS	-140	-234	-236

Note 9 — Income tax

Gaz de France has opted for the tax consolidation system. This option, exercised in 1998, has been renewed for five-year periods, with the current option running through to December 31, 2007.

Income tax expenses can be broken down as follows:

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Current tax	1,311	1,222	867
Deferred tax	-158	-118	-73

Income tax	1,153	1,104	794

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 9	a — Reconciliation of actual and theoretical income tax expense

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Income before tax	3,663	3,427	2,572
Negative goodwill (note 6)	-5	—	-44
Impairment of goodwill (note 7)	—	—	1
Share of income in companies accounted for by the equity method	-99	-176	-189

Income before tax, impact of goodwill and share of income in companies accounted for by the equity method	3,559	3,251	2,340

Legal tax rate	34.43%	34.43%	34.93%

Theoretical tax expense	1,225	1,119	817
Prior year differences in tax rates(1)	-78	—	—
Differences in tax rates	49	4	18
Use of tax loss carry-forwards or temporary differences previously not capitalized	-4	-12	-34
Recognition of tax loss carry-forwards or temporary differences previously not capitalized	—	—	-17
Net losses of the period not capitalized	-6	—	—
Permanent differences	-33	-7	10

Actual income tax expense	1,153	1,104	794
Effective tax rate	32.40%	33.96%	33.93%

(1)	The reduction in the legal rate in Germany (from around 39% to 30%) scheduled for 2008 had an impact on deferred tax levels and the determination of the effective tax rate at December 31, 2007 representing around -82 million euros.

Note 9	b — Current tax and deferred tax

9 b 1 — Current tax

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Current tax — asset	233	84	69
Current tax — liability	-529	-208	-154

Net current tax	-296	-124	-85

Note 9	b 2 — Change in deferred tax

				Change in basis for
	Dec 31, 2006	Income	Shareholders’ equity	consolidation	Other	Dec 31, 2007
	(millions of euros)

Deferred tax assets	61	152	-125	4	-13	79
Deferred tax liabilities	-2,620	6	-30	-33	43	-2,634

Net deferred tax	-2,559	158	-155	-29	30	-2,555

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

9 b 3 — Breakdown of deferred tax assets and liabilities by nature of temporary differences

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Fixed assets	36	8	131
Provisions and accrued expenses	245	349	288
Loss carry-forwards	393	257	181
Financial instruments	45	81	72
Other	25	32	45

Deferred tax assets	744	727	717

Fixed assets	-2,257	-2,481	-2,600
Accelerated cost recovery	-801	-544	-437
Other regulated provisions	-61	-90	-148
Provisions and accrued expenses	-9	-11	-12
Contributions from customers	-121	-124	-142
Financial instruments	-4	—	-15
Other	-46	-36	-36

Deferred tax liability	-3,299	-3,286	-3,389

Net deferred tax	-2,555	-2,559	-2,672

Note 9 c — Unrecognized deferred tax assets

				Indefinite
		Less than	More than	carry-
Nature of temporary differences	Total	five years	five years	forwards
	(millions of euros)

Loss carry-forwards	6	—	2	4
Other temporary differences	2	—	1	1
Total	8	—	3	5

Note 10 — Earnings per share

Note 10-1 — Basic earnings per share

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Numerator
Net income — Group share (in millions of euros)	2,472	2,298	1,782
Denominator
Average number of outstanding shares (in thousands)	983,115	983,719	942,439

Earnings value per share (non diluted) (in euros)	2.51	2.34	1.89

Note 10-2 — Diluted earnings per share

No dilutive instrument exists. Consequently, diluted earnings per share are identical to the non-diluted earnings per share.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

3 — BALANCE SHEET — NON-FINANCIAL ASSETS

Note 11 —	Goodwill, concession intangible assets and other intangible assets

			Patents,
			licenses and		Intangible
			similar	Customer	fixed assets
	Goodwill	Concessions	rights	contracts	in progress	Other	Total
	(millions of euros)

Gross value at Jan 1, 2005	1,349	10,455	231	6	137	50	12,228

Additions			19	2	544	11	576
Disposals		-211	-10		-1	-5	-227
Change in basis for consolidation	295		63	123	-1	70	550
Translation adjustments	22		11			1	34
Transfer of fixed assets under construction		530	12		-543	1	0
Other	5	0	-5	-4	30	3	29

Gross value at Dec 31, 2005	1,671	10,774	322	128	167	131	13,193

Additions		1	10	8	536	7	562
Disposals		-186	-2		-4	-6	-198
Change in basis for consolidation	* 53		10	2		-2	63
Translation adjustments	72		-8			2	66
Transfer of fixed assets under construction		389	47		-450	16	2
Other		2	9	1		1	13

Gross value at Dec 31, 2006	1,796	10,980	388	139	249	149	13,701

Additions		6	148		508	4	666
Disposals		-260	-4	-1		-4	-269
Change in basis for consolidation	148		-54	119		-59	154
Translation adjustments	14		-15			-2	-3
Transfer of fixed assets under construction		283	112		-432	37	0
Other		-3	-8		2	2	-7

Gross value at Dec 31, 2007	1,958	11,006	567	257	327	127	14,242

*	The completion of the allocation of the purchase price to assets acquired and liabilities assumed in connection with the 2006 acquisition of Maïa Eolis within one year, as authorized under IFRS 3, was primarily reflected in the re-allocation of 23 million euros from goodwill to tangible assets (see Note B.2).

The increase in intangible fixed assets over 2007 relates to:

•	Concession intangible assets for 302 million euros;

•	Acquisition of a right to build and operate underground salt cavern natural gas storage units in Stublach, in the north-west of England, with a capacity of 400 million cubic meters, for 134 million euros;

•	IT and mapping applications (212 million euros);

•	Other items: 18 million euros.

The main changes in scope are presented in Supplemental disclosure B “Comparability between financial years”.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Patents,
			licenses and		Intangible
			similar	Customer	fixed assets
	Goodwill	Concessions	rights	contracts	in progress	Other	Total
	(millions of euros)

Amortization and impairment at Jan 1, 2005	159	5,022	134	1	2	26	5,344

Amortization		381	22	5		13	421
Reversals of amortization on disposals and withdrawals		-216	-8	—		-2	-226
Impairment — provisions	2		-1				1
Impairment — reversals			-28				-28
Change in basis for consolidation			6	5		4	15
Translation adjustments			4		1		5
Other	9	—	-1			2	10

Amortization and impairment at Dec 31, 2005	170	5,187	128	11	3	43	5,542

Amortization		394	31	12		23	460
Reversals of amortization on disposals and withdrawals		-186	-2		—	-5	-193
Impairment — provisions					1		1
Impairment — reversals					-1		-1
Change in basis for consolidation			2				2
Translation adjustments			-1			1	—
Other		-21	9			8	-4

Amortization and impairment at Dec 31, 2006	170	5,374	167	23	3	70	5,807

Amortization		392	43	11		19	465
Reversals of amortization on disposals and withdrawals		-258	-3			-4	-265
Impairment — provisions							—
Impairment — reversals							—
Change in basis for consolidation	33		-6	-14		-27	-14
Translation adjustments			-1			-1	-2
Other		1	2		-2		1

Amortization and impairment at Dec 31, 2007	203	5,509	202	20	1	57	5,992

			Patents,		Intangible
			licenses and		fixed assets
			similar	Customer	under
Net Book Value	Goodwill	Concessions	rights	contracts	construction	Other	Total
	(millions of euros)

At Dec 31, 2005	1,501	5,587	194	117	164	88	7,651
At Dec 31, 2006	1,626	5,606	221	116	246	79	7,894

At Dec 31, 2007	1,755	5,497	365	237	326	70	8,250

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Changes in goodwill were as follows:

(millions of euros)

Goodwill at Dec 31, 2005	1,501

Change in scope of consolidation:
Maïa Eolis	34
Cofathec	17
AES Energia Cartagena	8
Distrigaz Sud (disposal of a 10% interest out of the initial 51% stake)	-6
Translation adjustments	72

Goodwill at Dec 31, 2006	1,626

Change in scope of consolidation
EreliaI	69
Vendite Italia	33
Société Eolienne de la Haute-Lys	18
Cofathec Group	-11
Other	6
Translation adjustments	14

Goodwill at Dec 31, 2007	1,755

Currency translation adjustments primarily concern goodwill in Mexican pesos (-3 million euros), Romanian lei (-2 million euros) and Slovakian krone (+21 million euros).

Goodwill recognized in the balance sheets as of December 31, 2007 mainly relate to:

•	SPP Group: 829 million euros (Transmission Distribution International segment)

•	Savelys Group 255 million euros (Purchase and Sale of Energy segment)

•	Gasag: 206 million euros (Transmission Distribution International segment)

•	Cofathec Group 174 million euros (Services segment)

Concessions

The Group operates the main natural gas distribution network in France as well as Western Europe’s longest distribution network, covering some 186,000 kilometers. Virtually all of the French districts with over 10,000 inhabitants within the coverage area are connected to the network, representing around 76% of the French population.

In France, virtually all of these contracts are natural gas concession agreements concluded for an initial term of 25 to 30 years, governed by French law 46-628 of April 8, 1946 and following a contractual framework devised jointly by the French association of municipal operators and conceding authorities (Fédération Nationale des Collectivités Concédantes et Régies) in 1994.

The average remaining term, weighted on the basis of volumes transported, represents 17.8 years.

The accounting principles resulting from Interpretation IFRIC 12 are applied to concession arrangements falling within its scope, i.e. GrDF’s public distribution concessions and concessions operated within the Cofathec Group (heating networks, Climespace).

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The Group considers that the activities of subsidiaries in the Transmission Distribution International segment that are carried out in certain cases under concession agreements fall outside the scope of the interpretation, since they do not meet criterion 5 B of the interpretation, which deals with the grantor’s control over residual interest in the infrastructure at the end of the term of the arrangement. The assets operated in connection with such agreements are recorded as tangible assets in accordance with IAS 16.

Transportation rates on the distribution network

Since January 1, 2006, GrDF applied the rates set by the public authorities further to the ruling by the French Ministry for the Economy, Finance and Industry on December 27, 2005. On October 26, 2005, these rates had been proposed by the CRE. The rate of compensation applied to the regulated asset base is 7.25% (actual, before corporate income tax) for all assets, irrespective of the date when they are brought into service.

The regulated asset base comprises all the assets for the distribution activity, and notably the following groups of assets: pipes and connections, pressure regulator stations, counters, other technical facilities, constructions, IT. To determine the annual capital charges, the CRE applies, depending on the nature of the facilities, a depreciation schedule ranging from 4 to 45 years. Pipes and connections, which represent 96% of the assets included in the regulated asset base, are depreciated over 45 years.

Research and development costs

No development costs were capitalized in 2007, 2006 or 2005.

Research and development costs, recorded under expenses, totaled 86 million euros at December 31, 2007, 84 million euros at December 31, 2006, and 73 million euros for 2005.

CO2 emission quotas

At December 31, 2007, the Gaz de France Group did not have any surplus quotas that had been acquired relative to obligations under the French quota allocation scheme for 2005-2007.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 12 — Tangible assets

Note 12	a — Changes over the period

										Fixed
										assets
	Technical facilities								Other	under	Total
					Exploration				fixed	construction	tangible
Gross book value	Transmission	TM(a)	Storage	Distribution	production	Other	Land	Buildings	assets	and deposits	assets
	(millions of euros)

Jan 1, 2005	6,558	416	2,658	2,487	3,538	1,044	186	1,177	565	1,698	20,327
Additions	9	1	34	14	39	49	1	3	26	1,058	1,234
Disposals	-5		-26	-9	-20	-26	-2	-20	-43	-16	-167
Change in scope of consolidation	2	7	32	344	59	213	9	46	20	36	768
Translation adjustments	9		5	-4	7	8	1	2	47	15	90
Transfer of fixed assets under construction	214	9	163	85	124	415	2	58	27	-1,096	1
Other	-10	-3	-9	42	121	-38	5	-26	-21	-7	54

Dec 31, 2005	6,777	430	2,857	2,959	3,868	1,665	202	1,240	621	1,689	22,308
Additions	11		3	26	80	174		5	38	1,500	1,837
Disposals	-46		-26	-12	-89	-31	-2	-23	-32	-92	-353
Change in scope of consolidation	13				-46	707	2		-14	20	682
Translation adjustments	41		-2	70	-1	35		16	-11	-14	134
Transfer of fixed assets under construction	113	4	98	100	157	248	2	44	26	-794	-2
Other	37		305	46	-127	68	-67	86	-106	-15	227

Dec 31, 2006	6,946	434	3,235	3,189	3,842	2,866	137	1,368	522	2,295	24,834
Additions	15		5	13	151	28	2	7	32	1,750	2,003
Disposals	-17		-15	-13	-25	-57	-2	-71	-23	-85	-308
Change in scope of consolidation				-1	476	-184	-3	-10	180	28	486
Translation adjustments	8		2	-32	-59	-3		-7	1	8	-82
Transfer of fixed assets under construction	266	10	97	141	948	227	2	59	19	-1,769	0
Other	1	2	-7	59	122	-92		31	-10	-94	12

Dec 31, 2007	7,219	446	3,317	3,356	5,455	2,785	136	1,377	721	2,133	26,945

(a)	LNG Terminals

Capital expenditures, recorded under tangible and intangible assets, came to 2,552 million euros in 2007, 2,169 million euros in 2006 and 1,749 million euros in 2005 (see Note 21).

They include 1,201 million euros of capital expenditures in the Infrastructures branch in France, namely for the Transmission and Storage France segment (724 million euros, composed by Gaz de France SA and GRTgaz) and the Distribution France segment (477 million euros).

Capital expenditures of subsidiaries mainly relate to the Exploration-Production segment for 630 million euros (project development).

The main changes in scope are presented in Note B “Comparability between financial years”.

Furthermore, non-cash investment operations without any impact on cash flow include finance-leased acquisitions for 10 million euros in 2007, 143 million euros in 2006 (mainly relating to the commissioning of an LNG carrier) and 9 million euros in 2005.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

										Fixed
										assets
										under
	Technical facilities									construction	Total
Amortization and					Exploration				Other	and	tangible
impairment	Transmission	TM(a)	Storage	Distribution	production	Other	Land	Buildings	fixed assets	deposits	assets
(in million euros)

Jan 1, 2005	1,251	289	1,013	733	1,611	432	84	570	350	12	6,345
Amortization	250	13	85	92	370	-6	5	47	33		889
Reversals (disposal/withdrawal)	8		-5	-7	-38	4	-2	-23	-40		-103
Impairment — charges								1	16	8	25
Impairment — reversals					-13				-9		-22
Change in scope of consolidation	2	7	32	2		-32		3	14		28
Translation adjustments	8		1	1	-4	10		1	11		28
Other			-4	-7	45	-22	-1	-24	-22		-35
Dec 31, 2005	1,519	309	1,122	814	1,971	386	86	575	353	20	7,155
Amortization	253	13	92	101	285	136	3	51	37		971
Reversals (disposal/withdrawal)	-3		-14	-8	-47	-23	-1	-20	-30		-146
Impairment — charges				1	21	3		1		28	54
Impairment — reversals						-5		-1	-1		-7
Change in scope of consolidation	12				-16				-2		-6
Translation adjustments	13		1	16	3	20		4	3		60
Other	-11		75	-10	-133	163	-53	48	-44	58	93
Dec 31, 2006	1,783	322	1,276	914	2,084	680	35	658	316	106	8,174
Amortization	249	12	94	98	364	123	3	73	36		1,052
Reversals (disposal/withdrawal)	-11		-13	-9	-26	-51		-51	-25		-186
Impairment — charges								1	2	18	21
Impairment — reversals				-1		-3		-1		-2	-7
Change in scope of consolidation				-7	273	-34	9	-5	11		247
Translation adjustments	3		1	-2	-48	2				-3	-47
Other			-1	-9	40	16	-10	3	-3	-50	-14
Dec 31, 2007	2,024	334	1,357	984	2,687	733	37	678	337	69	9,240

										Fixed
										assets
										under
	Technical facilities									construction	Total
					Exploration				Other	and	tangible
Net value	Transmission	TM(a)	Storage	Distribution	production	Other	Land	Buildings	fixed assets	deposits	assets
(in million euros)

Dec 31, 2005	5,258	121	1,735	2,145	1,897	1,279	116	665	268	1,669	15,153
Dec 31, 2006	5,163	112	1,959	2,275	1,758	2,186	102	710	206	2,189	16,660
Dec 31, 2007	5,195	112	1,960	2,372	2,768	2,052	99	699	384	2,064	17,705

(a)	LNG Terminals

The impairment tests carried out in 2007 resulted in a 10 million euro impairment being recorded on the value of exploration fields in the UK (49 million euros at the end of 2006).

Fixed assets include dismantling assets for the following amounts:

	Gross value at		Net value at	Net value at	Net value at
	Dec 31, 2007	Amortization	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Dismantling assets	1,172	319	853	855	797

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 12	b — Capitalized exploration costs

The following table sets forth the net changes in capitalized exploration costs:

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Opening balance	136	80	26
Capitalized costs pending determination of proved reserves	92	104	83
Amounts previously capitalized and expensed during the period	-44	-45	-13
Amounts transferred to assets under development	-10	-3	-16

Closing balance	174	136	80

Note 12	c — Leased assets (including intangible assets)

	Gross value at	Depreciation	Net value at	Net value at	Net value at
	Dec 31, 2007	and impairment	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

Technical facilities	879	263	616	644	536
Buildings	252	100	152	174	183
Other	4	2	2	1	2

Total tangible assets	1,135	365	770	819	721

Intangible assets	67	30	37	45	40

Total leased assets	1,202	395	807	864	761

The following table presents a reconciliation of future minimum lease payments before and after discounting:

	Dec 31, 2007		Dec 31, 2006
	Undiscounted	Present	Undiscounted	Present
	value	value	value	value
	(millions of euros)

Less than one year	177	134	109	81
Between one and five years	574	454	449	363
Five years and beyond	281	230	446	373

Total future minimum lease payments	1,032	818	1,004	817

Note 12	d — Capital expenditure commitments (including intangible assets)

	Payments due each year
		Less than	From one to	Five years
Contractual Obligations	Total	one year	five years	and beyond
	(millions of euros)

Capital expenditure commitments	2,247	670	1,519	58
Other commitments	4	0	2	2

Total	2,251	670	1,521	60
(Amounts are not discounted)

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Capital expenditure commitments totaled 2,247 million euros primarily relating to:

•	89 million euros for the completion of the construction of the Fos Cavaou LNG terminal, the commissioning of which, initially scheduled to occur in the second half of 2008, will be postponed to the first half of 2009,

•	407 million euros for work to build plants that are scheduled to be brought into service in 2008,

•	1,170 million euros for capital expenditure commitments on the Exploration and Production segment (including 706 million euros for 2008 and 2009).

Note 13 —	Investments in companies accounted for by the equity method, proportionate consolidated companies

Note 13	a — Investments in companies accounted for by the equity method

The Group’s equity interests in associated companies and the percentages of equity interests held are detailed in Note 24.

The following amounts represented the Group’s share of assets, liabilities and incomes in associated companies:

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Non-current assets	1,675	1,490	1,161
Current assets	392	569	491
Non-current liabilities	-962	-889	-620
Current liabilities	-315	-474	-396
Net assets	790	696	636
Goodwill	24	22	57
Investments in companies accounted for by the equity method (balance sheet)	814	718	693
Revenues	558	878	838
Net income	99	176	189

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Investment in companies accounted for by the equity method — Opening balance	718	693	385
Share of income	99	176	189
Change in basis for consolidation	5	59	233
Translation adjustments	-3	7	7
Dividends	-65	-217	-144
Other	60		23
Investment in companies accounted for by the equity method — Closing balance	814	718	693

An amendment to the shareholders’ agreement (without any additional interest) with the partner of the UK exploration-production company EFOG, made on February 1, 2007, gave Gaz de France joint control over the company, resulting in consolidation under the proportionate method.

The SPE Group, which produces and supplies energy, accounts for 32% of investments in companies accounted for under the equity method. This interest has been recognized using the equity method since November 30, 2007 (see Note B.1.3.1).

The RETI Group, which distributes gas, accounts for 39% of investments in companies accounted for under the equity method, compared with 43% at December 31, 2006.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Gaz Transport & Technigaz, which develops LNG tanker membrane technologies, accounted for 58% of income from companies accounted for by the equity method, compared with 21% at December 31, 2006.

The NOVERCO Group, which transports and distributes energy in North America, has a non-consolidated equity interest in the listed company Enbridge Inc, which is recorded under assets available for sale. As the NOVERCO Group interest is accounted for using the equity method, the Gaz de France Group’s share in unrealized capital gains generated on this investment has an impact on the Gaz de France Group’s equity, representing a total net amount of 59 million euros at December 31, 2007.

Note 13	b — Proportionate consolidated companies

The following amounts represented the Group share in assets, liabilities, income and expenses before the elimination of inter-company transactions.

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
(in millions of euros)

Non-current assets	2,713	2,809	2,378
Current assets	4,336	4,045	3,935
Total Assets	7,049	6,854	6,313
Non-current liabilities	997	1,025	1,059
Current liabilities	3,873	3,496	3,645
Total Liabilities	4,870	4,521	4,704

Income	2,278	2,287	1,593
Expenses	1,851	1,942	1,317

Net income	427	345	276

Note 14	— Inventories and work-in-progress

	Gross value at		Net value at	Net value at	Net value at
	Dec 31,	Valuation	Dec 31,	Dec 31,	Dec 31,
	2007	allowance	2007	2006	2005
	(millions of euros)

Gas inventories	1,677	-53	1,624	1,812	1,336
Other inventories and work-in-progress	195	-29	166	123	116

Inventories and work-in-progress	1,872	-82	1,790	1,935	1,452

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

4 — SHAREHOLDERS’ EQUITY

Note 15	— Shareholders’ equity — Outstanding shares

Note 15	a — Outstanding shares

Outstanding common shares
At January 1, 2005	451,500,000
At April 28, 2005
New shares after the 2-for-1 stock split	451,500,000

Number of shares before capital increase	903,000,000
At June 30, 2005	903,000,000
At July 7, 2005
Capital increase — share issue	70,323,469
Capital increase — complementary issue in connection with the over-allotment option	10,548,519
Number of shares issued*	80,871,988
At December 31, 2005	983,871,988
At December 31, 2006	983,871,988

At December 31, 2007	983,871,988

*	The capital increase was supplemented by an additional paid-in capital of 1,789 million euros.

Share capital	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Number of issued and fully paid-up shares	983,871,988	983,871,988	983,871,988
Number of issued and not fully paid-up shares	—	—	—
Total number of shares comprising the share capital	983,871,988	983,871,988	983,871,988

Each share bears a single voting right.

Non-diluted earnings per share were calculated by dividing the annual net income by the average number of shares outstanding during the period.

Diluted earnings per share were calculated by dividing the annual net income by the average number of shares outstanding during the period including possible dilutive instruments.

At December 31, 2007, there were no dilutive instruments.

Note 15 b —	Treasury shares

Gaz de France entered into a liquidity agreement following a decision of the Board of Directors on April 26, 2006. This agreement is compliant with the code of conduct established by the French association of investment companies (Association Française des Entreprises d’Investissement, AFEI) and approved by the “Autorité des Marchés Financiers” (AMF) in its decision dated March 22, 2005.

It was signed with a designated “promoter” bank for a 12 month term and renewed for 12 month periods.

Further, over the second half of 2007, Gaz de France bought back securities on the market in order to cover its bonus share allocation scheme.

Treasury shares held at the closing date are deducted from shareholders’ equity.

At December 31, 2007, Gaz de France held 1,530,000 shares as treasury stock.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 15 c —	Free share allocations to employees

At Gaz de France’s combined general meeting on May 23, 2007, shareholders voted the 16th resolution to authorize the Board of Directors to award free shares representing up to 0.2% of the share capital of Gaz de France.

At Gaz de France’s Board meeting on June 20, 2007, its directors decided to offer a free share allocation scheme.

This allocation scheme entitles beneficiaries to freely receive company shares after the end of a two-year vesting period and for a portion of the shares provided that performance conditions are met.

No other equity instruments were awarded in 2007.

Description of the valuation model for instruments awarded during the period

In accordance with IFRS 2 — Share-based Payments, Gaz de France has determined the fair value of benefits received over the period based on the fair value of the equity instrument thus awarded.

The valuation is carried out on the allocation date. The fair value of a share awarded in this way corresponds to the market price for the share on the allocation date, adjusted for any loss in dividends expected during the two-year vesting period and the subsequent period during which the shares may not be sold by the employee. The cost associated with this holding period is not significant. The discount rate applied is a risk-free rate.

This value is recorded under share-based compensation expenses, on a linear basis between the allocation date and the date when the conditions for allocations are lifted, booked directly against shareholders’ equity.

In light of the number of rights to be allocated free shares distributed on June 20, 2007, the maximum expense representative of the fair value of shares that may be awarded in this way, subject to compliance with the performance conditions set by the Board of Directors of Gaz de France, represents 47 million euros (before tax) based on 1.4 million shares.

It will be adjusted in line with any revisions made concerning the assumptions for effective departure rates during the period and compliance with the performance conditions. It will be set definitively based on the number of free shares effectively allocated at the end of this period.

For the allocation of free shares, a 13 million euro expense was recognized on the income statement at December 31, 2007.

Note 15 d —	Dividend

As decided by shareholders at the combined general meeting on May 23, 2007, Gaz de France paid out the dividend for 2006 on May 30, 2007 for a total of 1,082 million euros, representing 1.10 euros per ordinary share.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 15	e — Currency translation adjustments (group share)

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	(millions of euros)

USD zone	-7	0	10
GBP zone	-49	17	4
Canadian dollar (CAD)	1	-1	2
Slovak Krown (SKK)	312	294	127
Norwegian Krone (NOK)	28	19	26
Mexican peso (MXN)	-27	-1	23
Romanian lei (RON)	-2	16	-7
Hungarian forint (HUF)	4	5	7
Other currencies	-3	0	1

TOTAL	257	349	194

5 — BALANCE SHEET — NON-FINANCIAL LIABILITIES

Note 16 —	Provisions (excluding provisions for employee benefits)*

	Provisions for	Site			Total
	replacement	restoration	Litigation	Other	provisions
	(millions of euros)

Dec 31, 2006	3,874	1,701	135	207	5,917
Allowances (income statement)	386	3	20	57	466
Increase (recorded through balance sheet)**		67			67
Provisions utilized	-247	-22	-23	-42	-334
Unutilized amount reversed during the period	-89	-5	-4	-47	-145
Decrease (recorded through balance sheet)**		-14		-1	-15
Reclassification		-3		-1	-4
Change in basis for consolidation		3		-12	-9
Foreign currency translation adjustments		-2			-2
Unwinding of discount	225	78		1	304
Other		2			2

Dec 31, 2007	4,149	1,808	128	162	6,247

Non-current 2007					6,088
Current 2007					159

Dec 31, 2007					6,247

Non-current 2006					5,750
Current 2006					167

Dec 31, 2006					5,917

Non-current 2005					5,537
Current 2005					180

Dec 31, 2005					5,717

*	Provisions for employee benefits are detailed in note 17

**	see §: Provision for site restoration

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Provisions for replacement

The principle of provisions for replacement is presented in Note A.

They primarily relate to the replacement of GrDF’s distribution facilities.

This provision was discounted using an inflation rate of 2% and a nominal discount rate of 4.5%, based on the assumption that the obligations will be settled in an average of around 13 years. The discount rate was 4% at December 31, 2006 and December 31, 2005.

The adjustment of the rate in line with current market conditions was reflected in an 89 million euro provision write-back at December 31, 2007.

Based on the parameters currently applicable in terms of estimated costs and the disbursement schedule, a 50 basis point change in the discount rate is likely to change the balance for provisions for replacement by around 2%, upwards if the rate decreases and downwards if the rate increases.

Provision for site restoration

This primarily relates to Gaz de France, GrDF, GRTgaz and the Exploration and Production subsidiaries.

The Gaz de France, GrDF and GRTgaz sites involved are:

•	first, the land on which manufactured gas production plants were located; the provision, determined statistically based on samples of representative sites, amounts to 34 million euros at December 31, 2007, compared with 41 million euros at December 31, 2006 and 164 million euros at December 31, 2005. A decision by the French State Council dated July 8, 2005 and the end in April 2006 of the agreement signed with the French Ministry for the Environment on “the management and follow-up of the restoration of former gas facility sites” resulted in a reassessment of the company’s commitments, resulting in a 111 million euro provision write-back that was recorded in 2006;

•	second, gas pipelines, distribution mains, storage facilities and LNG terminals in service (1,310 million euros at December 31, 2007, 1,231 millions euros at December 31, 2006, and 1,129 million euros at December 31, 2005).

For sites in operation, as for Exploration and Production facilities (440 million euros at December 31, 2007, 386 million euros at December 31, 2006, and 320 million euros at December 31, 2005), the present value of estimated dismantling costs was fully accrued, with a corresponding entry under tangible fixed assets. The corresponding depreciation is recorded under operating income and the expense for unwinding discounts is charged to financial income.

This provision is discounted based on an inflation rate of 2% per year and a nominal discount rate of 4.5% for exploration and production facilities at December 31, 2007 (4% at December 31, 2006 and 2005) and 5% at December 31, 2007, 2006 and 2005 for Gaz de France, GrDF and GRTgaz transmission and distribution facilities, taking into account the maturities of the respective obligations.

Note 17 —	Retirement commitments and other commitments to employees

1.	Post employment obligations for employees from Gaz de France, GrDF, GRTgaz and DK6

As from January 1, 2005, the funds for retirement benefits and benefits relating to workers compensation, temporary and permanent disability and occupational safety costs for the electricity and gas industries are provided under the French national fund for these industries (Caisse nationale des industries électriques et gazières, CNIEG). The CNIEG is a social security legal entity under private law placed under the joint supervision of the Ministers in charge of social security, budget and energy. Since January 1, 2005, current and retired electricity and gas active and retired employees are fully affiliated to this fund.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Law 2004-803 of August 9, 2004 relating to public electricity and gas public service and electricity and gas companies and its implementation decrees apportioned certain specific benefits relating to the periods vested as of December 31, 2004 (“past specific rights”) among the various electricity and gas industry companies (IEG companies), and for each company, the law distinguished between, on the one hand, the benefits related to electricity and natural gas transmission and distribution businesses (“past regulated specific rights”) and, on the other hand, the benefits related to other businesses (“past non-regulated specific rights”). Specific rights of employees under the electricity and gas industry special retirement scheme stand for the benefits that go beyond those of the standard retirement scheme available to all employees in France.

Past regulated specific rights are financed by the rate surcharge on natural gas transmission and distribution services and the Gaz de France Group no longer assumes an obligation in this respect.

The past non-regulated specific rights are financed by electricity and gas industry companies in proportions defined by the decree 2005-322 of April 5, 2005, representing 3.25% of “past specific rights” of IEG companies for Gaz de France.

The specific rights for the system put in place since January 1, 2005 are financed in full by IEG companies in proportion to their respective weightings in terms of payroll within the IEG sector.

2.	Calculation of retirement benefit commitments (Gaz de France, GrDF, GRTgaz and DK6)

Commitments are determined according to an actuarial methodology that is applied to all employees in the electricity and gas industry.

This projected unit credit method incorporates estimates of:

•	final pay, reflecting seniority, level of salary and career promotions;

•	retirement age, based on characteristic criteria for employees in the electricity and gas industry (years of active service, number of children for women);

•	change in the population of retired employees, based on mortality tables (provided by the French Bureau of Statistics) and a turnover rate factoring in statistics for employees in the electricity and gas industry;

•	payment of retirement benefits to surviving spouses, incorporating the life expectancy of employees and their spouses, and the percentage of married employees in the electricity and gas industry.

Commitments are calculated using the following principles:

•	they are valued based on the rights vested as of the calculation date, both for the electricity and gas industry benefits program and the French public benefits program;

•	they are determined for all employees, both active and retired, covered by the specific retirement program in place in the electricity and gas industry;

•	they include contributions to CNIEG management costs.

The discount rate used at December 31, 2007 was 5%, compared with 4.25% at December 31, 2005 and 2006.

3.	Additional post-employment benefits and long-term benefits for employees from Gaz de France SA, GrDF, GRTgaz and DK6

The following additional benefits to active and retired employees are granted:

•	Long-term benefits:

•	allowances related to worker’s compensation and occupational safety,

•	disability allowances,

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

•	long service awards.

•	Post-employment benefits:

•	reduced energy prices,

•	end-of-career benefits,

•	exceptional end-of-career leave,

•	immediate benefits in the event of death,

•	partial reimbursement of educational costs,

Gaz de France applies various discount rates to take into account the maturities of the benefits listed above, depending upon the type of commitment.

Except for commitments relating to end-of-career benefits and exceptional end-of-career leave, which are evaluated based on a nominal discount rate of 4.5% for 2007 and 4% for 2005 and 2006, post-employment benefits have been evaluated based on a nominal discount rate of 5% in 2007 and 4.25% in 2005 and 2006.

3.1. Employees’ compensation and compensation for occupational injuries

Like other employees under the French public benefits program, electricity and gas industry employees are covered by employees’ compensation and other occupation safety guarantees. These benefits cover all the employees and the beneficiaries of employees who died as a result of occupational injuries, injuries suffered on the way to work or occupational illnesses.

The amount of the obligation corresponds to the probable present value of the benefits to be paid to the current beneficiaries, factoring in any possible survivors’ retirement benefits.

3.2. Reduced energy prices

Under Article 28 of the national statute for electricity and gas industry employees, all employees, whether active or inactive, are entitled to benefits in kind in the form of reduced energy prices, called the “employees’ rate”. This benefit entitles them to electricity and gas supplies at a preferential rate. For the retirement phase, this benefit constitutes a defined post-employment benefit plan that is to be provisioned as employee services are rendered.

Gaz de France’s commitment for supplying natural gas to Gaz de France and EDF employees corresponds to the probable present value of KWhs provided to retired employees, determined based on the unit cost.

The agreed price for the exchange of energy with EDF must also be added to this cost base. According to the financial agreements signed with EDF in 1951 regarding the supply of electricity to Gaz de France employees by EDF at a reduced price, Gaz de France supplies natural gas to EDF employees at reduced price, supplemented by a cash payment made to account for the differential. The commitment related to the agreement on energy exchange corresponds to the probable present value of the cash differential payable in respect of Gaz de France employees once retired.

The number of people who benefit from the employees’ rate is identical to the number who benefit from the special benefits plan.

3.3. End-of-career benefits

End-of-career benefits are paid to employees going on retirement or to the employee’s heirs if the employee dies prior to retirement.

The company uses the “projected unit credit method” to determine the value of its commitment for end-of-career benefits.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

4.	Subsidiaries’ employee benefits

The main post-employment benefits and other long-term benefits programs in the Group’s French and foreign subsidiaries are described below:

•	In France, in addition to the end-of-career benefit systems included in the various national collective agreements applicable for the subsidiaries, one of the subsidiaries has a defined benefit retirement scheme, paying retirement benefits that are based on the employee’s length of service in the company and their salary at the end of their career.

•	In Germany, various subsidiaries have set up all or part of the following programs: defined benefit retirement programs, pre-retirement programs, length-of-service awards, benefits in kind and individual retirement benefits;

•	Employees from the Group’s subsidiaries in the Netherlands and Norway have a defined benefit retirement scheme.

•	In Italy, employees are entitled to the TFR (“Trattamento di Fine Rapporto”), at the end of their working contract, for example upon retirement.

•	In Slovakia, subsidiaries have set up both an end-of-career benefit program and a length-of-service awards program.

•	In Romania, the subsidiary has set up an end-of-career benefits program, a death in service plan and an incapacity plan.

•	In Belgium, the subsidiary has set up a pre-retirement scheme, a defined benefit pension scheme, length of service bonuses, medical insurance for retirees and reduced energy prices for retirees.

5.	Plan assets

5.1. Coverage of employee benefits for employees at Gaz de France SA, GrDF, GRTgaz and DK6

Historically, Gaz de France outsourced the coverage of its pension liabilities and end-of-career benefits through insurance contracts, the management of the funds being entrusted to asset management companies.

These diversified funds are characterized by an active management referring to compound indexes, adapted to long term maturity of liabilities and taking into account State bonds in the eurozone as well as shares of the biggest companies in the eurozone and outside the eurozone.

When calculating the expected rate of return on assets, the portfolio of assets is split into consistent subgroups, for each main asset category and region, based on the makeup of the benchmark indexes and the volumes present in each fund at December 31 of the previous year.

A return forecast, published by a third party, is applied for each subgroup. An overall level of performance in absolute value is then determined and compared against the value of the portfolio at the beginning of the year.

5.2.  Coverage of subsidiaries’ employee benefits

Some subsidiaries, specifically those in the Netherlands and Norway, cover their defined benefit retirement scheme commitments through external insurance funds. The same occurs for some of the retirement benefit programs and end-of-career allowances for French subsidiaries.

Plan assets are funded by contributions paid by the company and, in some cases, by employees.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

6.	Detailed tables

• 6.a  Main actuarial assumptions for valuing commitments

Assumptions on mortality, employee turnover, pay increases, financial discounting and plan assets return were set according to each country’s own economic and demographic environment.

	Retirement benefits			Other employee benefits
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Discount rate (Eurozone)	5%	4.25%	4.25%	Between 4% and 5% depending on risks	4.25% or 4% depending on risks	4.25% or 4% depending on risks
Expected rate of return on plan assets	4.48%	4.4%	4.7%	Between 4% and 6% depending on countries	Between 4% and 6% depending on countries	Between 4% and 6% depending on countries

Based on estimates drawn up by the Group, a +/- 50 basis point change in the discount rate would result in a change in commitments by around 5%.

• 6.b  Change in the present value of the obligation

	Retirement			Other post-employment			Long-term
	benefits			benefits			benefits			Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of euros)

Opening present value of the obligation	1,854	1,738	1,955	852	799	731	262	257	250	2,968	2,794	2,936
Current service cost for the period	127	130	116	20	28	43	28	26	21	175	184	180
Interest cost on obligation	83	81	74	36	38	34	11	10	9	130	129	117
Net actuarial losses (gains) yielded on the obligation	-186	22	71	-89	18	71	—	—	—	-275	40	142
Benefits paid for all programs (financed or not)	-95	-108	-108	-38	-36	-43	-30	-31	-23	-163	-175	-174
Initial, fixed-rate and final contributions	—	—	-372	—	—	—	—	—	—	—	—	-372
Change in scope of consolidation	-10	—	11	-3	—	13	-2	—	4	-15	—	28
Settlement	—	—	—	—	—	-76	—	—	—	—	—	-76
Other	—	-9	-9	31	5	26	-4	—	-4	27	-4	13

Closing present value of the obligation	1,773	1,854	1,738	809	852	799	265	262	257	2,847	2,968	2,794

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

• 6.c  Change in the fair value of plan assets

	Retirement benefits			Other employee benefits
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005	2007	2006	2005
	(millions of euros)

Opening fair value of plan assets	1,907	1,753	1,878	114	111	103
Expected return on plan assets	84	81	86	6	5	5
Contributions (net of management costs)	81	124	112	10	—	—
Actuarial gains (losses) on plan assets	-20	34	84	-4	3	10
Benefits paid by the plan assets	-75	-86	-35	-9	-5	-5
Initial CNAV, AGIRC and ARRCO contributions	—	—	-372	—	—	—
Other	-6	1	—	-4	—	-2

Closing fair value of plan assets	1,971	1,907	1,753	113	114	111

The allocation of plan assets by principal asset category was as follows:

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005

Equity investments	32%	41%	40%
Bonds	45%	37%	35%
Other (including money market securities)	23%	22%	25%

Total	100%	100%	100%

Information relating to the return on plan assets

	Retirement benefits			Other employee benefits
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005	2007	2006	2005

Actual rate of return on plan assets	3.30%	6.63%	9.3%	3.00%	7.61%	9.7%

• 6.d  Determination of amounts posted in the balance sheet and income statement

	Retirement benefits			Other employee benefits
			Net assets/			Net assets/
	Liabilities	Assets	liabilities	Liabilities	Assets	liabilities
Dec 31, 2005	(1)	(2)	(1-2)	(1)	(2)	(1-2)
	(millions of euros)

Opening	1,955	1,878	77	981	103	878
Income or expenses of the period	190	86	104	31	5	26
Contributions paid to funds for the part of financed programs	—	112	-112	—	—	—
Benefits paid for the part of non-financed programs	-108	-35	-73	-66	-5	-61
Actuarial gains or losses	71	84	-13	71	10	61
Initial, fixed-rate and final contributions	-372	-372	—	—	—	—
Other	2	—	2	39	-2	41

Closing	1,738	1,753	-15	1,056	111	945

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Retirement benefits			Other employee benefits
			Net assets/			Net assets/
	Liabilities	Assets	liabilities	Liabilities	Assets	liabilities
Dec 31, 2006	(1)	(2)	(1-2)	(1)	(2)	(1-2)
	(millions of euros)

Opening	1,738	1,753	-15	1,056	111	945
Income or expenses of the period	211	81	130	102	5	97
Contributions paid to funds for the part of financed programs	—	124	-124	—	—	—
Benefits paid for the part of non-financed programs	-108	-86	-22	-67	-5	-62
Actuarial gains or losses	22	34	-12	18	3	15
Other	-9	1	-10	5	—	5

Closing	1,854	1,907	-53	1,114	114	1,000

	Retirement Benefits			Other Employee Benefits
			Net assets/			Net assets/
	Liabilities	Assets	liabilities	Liabilities	Assets	liabilities
Dec 31, 2007	(1)	(2)	(1-2)	(1)	(2)	(1-2)
	(millions of euros)

Opening	1,854	1,907	-53	1,114	114	1,000
Income or expenses of the period	210	84	126	95	6	89
Contributions paid to funds for the part of financed programs	—	81	-81	—	10	-10
Benefits paid for the part of non-financed programs	-95	-75	-20	-68	-9	-59
Actuarial gains or losses	-186	-20	-166	-89	-4	-85
Other	-10	-6	-4	22	-4	26

Closing	1,773	1,971	-198	1,074	113	961

• 6.e  Breakdown of the expense for the period

	Retirement benefits			Other post-employment benefits			Long-term benefits			Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of euros)

Service cost for the period	127	130	116	20	28	43	28	26	21	175	184	180
Interest cost on obligation	83	81	74	36	38	34	11	10	9	130	129	117
Settlement	—	—	—	—	—	-76	—	—	—	—	—	-76
Expected return on plan assets	-84	-81	-86	-6	-5	-5	—	—	—	-90	-86	-91

Total expense for the period	126	130	104	50	61	-4	39	36	30	215	227	130

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

• 6.f  Reconciliation of recognized assets and liabilities

	Retirement benefits			Other post-employment benefits			Long-term benefits			Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of euros)

Present value of totally or partially financed obligation at closing date	1,673	1,712	1,617	138	114	125	7	—	—	1,818	1,826	1,742
Present value of non-financed obligation at closing date	100	142	121	671	738	675	259	262	257	1,030	1,142	1,053
Fair value of plan assets	-1,971	-1,907	-1,753	-110	-114	-111	-3	—	—	-2,084	-2,021	-1,864
Other
Amount of provision recognized as liability	156	142	144	699	738	689	263	262	257	1,118	1,142	1,090
Amount recognized as asset	-354	-195	-159	—	—	—	—	—	—	-354	-195	-159

• 6.g  Estimated benefits payable in 2008

Contributions payable in 2008 are estimated at 168 million euros.

7.	Reconciliation with provisions on the balance sheet

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005
	(millions of euros)

Provision for retirement	156	142	144
Provision for other post-employment and long-term benefits (including end-of career benefits)	962	1,000	946

Amount of provision	1,118	1,142	1,090

8.	Balances for actuarial differences (before tax) recorded against equity

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005
	(millions of euros)

Opening balance	287	284	236
Net actuarial losses (gains) over the year	-251	3	48

Closing balance	36	287	284

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

6 — BALANCE SHEET — FINANCIAL INSTRUMENTS

Note 18	— Non-derivative financial assets and liabilities

The following table presents a breakdown of each item on the balance sheet comprising financial instruments depending on its category, indicating its fair value, whether or not the instrument is recorded on the balance sheet at its fair value:

			Net book value at Dec 31, 2007
							Fair value
	Category of					Fair value	through	Fair value
	financial			Amortized		through	profit or	at Dec 31,
	instruments	Note	Total	cost	Cost	equity	loss	2007
	(millions of euros)

Assets
Non-current financial assets		18.1	1,447
Non consolidated investments	AFS		451		313	138		451
Other assets available for sale	AFS		527		91	436		527
Loans	L&R		146	146				146
Long-term receivables	L&R		149	149				149
Deposits	L&R		174	174				174
Other non-current assets			658
Pension plan assets	NF El.		354
Other non-current assets	L&R		304	304				304
Non-current assets of financial affiliates	L&R	18.1	165	165				165
Accounts receivables
Trade and related receivables	L&R	18.2	7,730	7,730				7,730
Other receivables		18.2	853
Prepaid expenses	NF El.		199
Tax receivables	NF El.		252
Hedged firm commitments	Hedg El.		—				—
Advances and deposits paid	NF El.		32
Other receivables	L&R		370	370				370
Investments in short term securities		18.3	238
Medium term investments	AFS		55			55		55
Short-term investments	HFT		183				183	183
Cash and cash equivalents		18.3	2,973
Cash in hand and at bank	L&R		954	954				954
Cash equivalents	HFT		2,019				2,019	2,019
Current assets of financial affiliates	L&R	18.2	531	531				531

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Net book value at Dec 31, 2007
							Fair value
	Category of					Fair value	through	Fair value
	financial			Amortized		through	profit or	at Dec 31,
	instruments	Note	Total	cost	Cost	equity	loss	2007
	(millions of euros)

Liabilities
Irredeemable securities	L&R	18.4	624	624				546
Current and non-current financial debt		18.5	5,321
Bonds	L&R		2,004	2,004				2,063
Bank loans	L&R		1,310	1,310				1,310
Finance leases	L&R		818	818				818
Lines of credit	L&R		148	148				148
Commercial paper and treasury bills	L&R		200	200				200
Other	L&R		176	176				176
Bank overdrafts	L&R		665	665				665
Non-current liabilities of financial affiliates	L&R		126	126				126
Other non-current liabilities			161
Accrued income	NF El.		161
Other liabilities	L&R		—
Trade payables and related	L&R		3,696	3,696				3,696
Other liabilities	L&R		2,705
Accrued income	NF El.		261
Hedged firm commitments	Hedg El.		74				74	74
Advances and deposits received	NF El.		201
Other liabilities	L&R		2,169	2,169				2,169
Current liabilities of financial affiliates	L&R		578	578				578

AFS	Available for sale
HFT	Assets held for trading
L&R	Loans & receivables
Hedg El.	Hedged elements for fair-value hedging on firm commitments
NF El.	Non-financial elements

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Net book value at Dec 31, 2006
	Category of					Fair value	Fair value	Fair value
	financial			Amortized		through	through	at Dec 31,
	instruments	Note	Total	cost	Cost	equity	profit or loss	2006
	(millions of euros)

Assets
Non-current financial assets		18.1	1,341
Non consolidated investments	AFS		323		259	64		323
Other assets available for sale	AFS		468		93	375		468
Loans	L&R		186	186				186
Long-term receivables	L&R		149	149				149
Deposits	L&R		215	215				215
Other non-current assets			530
Pension plan assets	NF El.		195
Other non-current assets	L&R		335	335				335
Non-current assets of financial affiliates	L&R	18.1	167	167				167
Accounts receivables
Trade and related receivables	L&R	18.2	7,117	7,117				7,117
Other receivables		18.2	1,085
Prepaid expenses	NF El.		151
Tax receivables	NF El.		156
Hedged firm commitments	Hedg El.		3				3	3
Advances and deposits paid	NF El.		26
Other receivables	L&R		749	749				749
Investments in short term securities		18.3	360
Medium-term investments	AFS		54			54		54
Short-term investments	HFT		306				306	306
Cash and cash equivalents		18.3	2,196
Cash in hand and at bank	L&R		1,301	1,301				1,301
Cash equivalents	HFT		895				895	895
Current assets of financial affiliates	L&R	18.2	431	431				431
Liabilities
Irredeemable securities	L&R	18.4	624	624				568
Current and non-current financial debt		18.5	5,404
Bonds	L&R		2,004	2,004				2,028
Bank loans	L&R		1,286	1,286				1,286
Finance leases	L&R		817	817				817
Lines of credit	L&R		57	57				57
Commercial paper and treasury bills	L&R		410	410				410
Other	L&R		151	151				151
Bank overdrafts	L&R		679	679				679
Non-current liabilities of financial affiliates	L&R		93	93				93
Other non-current liabilities			143
Accrued income	NF El.		142
Other liabilities	L&R		1	1				1
Trade payables and related	L&R		3,623	3,623				3,623
Other liabilities	L&R		2,615
Accrued income	NF El.		218
Hedged firm commitments	Hedg El.		100				100	100
Advances and deposits received	NF El.		202
Other liabilities	L&R		2,095	2,095				2,095
Current liabilities of financial affiliates	L&R		392	392				392

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Net book value at Dec 31, 2005
	Category of						Fair value		Fair value at
	financial			Amortized		Fair value	through		Dec 31,
	instruments	Note	Total	cost	Cost	through equity	profit or loss		2005
	(millions of euros)

Assets
Non-current financial assets		18.1	1,169
Non consolidated investments	AFS		479		214	92	173	*	479
Other assets available for sale	AFS		126		124	2			126
Loans	L&R		214	214					214
Long-term receivables	L&R		219	219					219
Deposits	L&R		131	131					131
Other non-current assets			541
Pension plan assets	NF El.		159
Other non-current assets	L&R		382	382					382
Non-current assets of financial affiliates	L&R	18.1	99	99					99
Accounts receivables
Trade and related receivables	L&R	18.2	6,544	6,544					6,544
Other receivables		18.2	1,646
Prepaid expenses	NF El.		147
Tax receivables	NF El.		533
Hedged firm commitments	Hedg El.		0				0		0
Advances and deposits paid	NF El.		22
Other receivables	L&R		944	944					944
Investments in short term securities		18.3	245
Medium-term investments	AFS		51			51			51
Short-term investments	HFT		194				194		194
Cash and cash equivalents		18.3	1,897
Cash in hand and at bank	L&R		910	910					910
Cash equivalents	HFT		987				987		987
Current assets of financial affiliates	L&R	18.2	895	895					895

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Net book value at Dec 31, 2005
	Category of						Fair value	Fair value at
	financial			Amortized		Fair value	through	Dec 31,
	instruments	Note	Total	cost	Cost	through equity	profit or loss	2005
	(millions of euros)

Liabilities
Irredeemable securities	L&R	18.4	623	623				603
Current and non-current financial debt		18.5	4,489
Bonds	L&R		2,070	2,070				2,207
Bank loans	L&R		845	845				845
Finance leases	L&R		778	778				778
Lines of credit	L&R		33	33				33
Commercial paper and treasury bills	L&R		1	1				1
Other	L&R		72	72				72
Bank overdrafts	L&R		690	690				690
Non-current liabilities of financial affiliates	L&R		19	19				19
Other non-current liabilities			140
Accrued income	NF El.		138
Other liabilities	L&R		2	2				2
Trade payables and related	L&R		3,202	3,202				3,202
Other liabilities	L&R		2,344
Accrued income	NF El.		197
Hedged firm commitments	Hedg El.		53				53	53
Advances and deposits received	NF El.		171
Other liabilities	L&R		1,923	1,923				1,923
Current liabilities of financial affiliates	L&R		1,098	1,098				1,098

*	At December 31, 2005, Technip securities are recorded under securities available for sale, but has been designated as the hedged element for a fair-value hedge relationship

Method for fair value measurement of financial instruments recorded at amortized cost or at cost on the balance sheet:

Non-consolidated investments and Other assets available for sale include securities from unlisted companies, which are measured at cost, net of any impairment. The market value of irredeemable securities and convertible, exchangeable and indexed bonds has been determined based on quoted value. Disclosed values of irredeemable securities and bonds are expressed accrued interests excluded.

With the exception of traded irredeemable securities and bonds, Gaz de France considers that the fair value of any loans and receivables recorded under financial assets and liabilities is similar to the net book value on account of the highly liquid nature of such items.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 18.1	— Non-current financial assets and non-current assets of financial affiliates

	Available for sale assets					Total non-	Non-current
	Non	Other assets		Long-		current	assets of
	consolidated	available for		term		financial	financial
	investments	sale	Loans	receivables	Deposits	assets	affiliates
	(millions of euros)

Gross value at Jan 1, 2005	746	130	147	257	34	1,314	260
Additions	11	2	108	12	110	243	—
Disposals	-175	-6	-31	-33	-32	-277	-2
Fair value adjustment	140	8	—	—	—	148	2
Change in scope of consolidation	-241	—	3	-15	—	-253	—
Transfers and other	-2	-8	-11	9	19	7	-161

Gross value at Dec 31, 2005	479	126	216	230	131	1,182	99
Additions	31	319	9	4	64	427	124
Disposals	-159	-7	-49	-31	-4	-250	—
Fair value adjustment	-43	66	—	—	—	23	—
Change in scope of consolidation	-20	—	—	-23	1	-42	—
Transfers and other	35	-36	12	-20	23	14	-53

Gross value at Dec 31, 2006	323	468	188	160	215	1,354	170
Additions	40	17	6	24	9	96	133
Disposals	-3	-2	-46	-3	-37	-91
Fair value adjustment	74	59	—	—	—	133
Change in scope of consolidation	-9	-11	-2	-1	—	-23
Transfers and other	26	-4	2	-20	-13	-9	-136

Gross value at Dec 31, 2007	451	527	148	160	174	1,460	167

Depreciation at Jan 1, 2005	—	—	1	16	—	17	—
Impairments	—	—	1	—	—	1	—
Reversals	—	—	—	-5	—	-5	—
Transfers and other	—	—	—	—	—	—	—
Depreciation at Dec 31, 2005	—	—	2	11	—	13	—
Impairments	—	—	—	—	—	—	1
Reversals	—	—	—	—	—	—	-1
Transfers and other	—	—	—	—	—	—	3
Depreciation at Dec 31, 2006	—	—	2	11	—	13	3
Impairments	—	—	—	—	—	—	1
Reversals	—	—	—	—	—	—	-2
Transfers and other	—	—	—	—	—	—	—

Depreciation at Dec 31, 2007	—	—	2	11	—	13	2

Net book value Dec 31.2005	479	126	214	219	131	1,169	99

Net book value Dec 31.2006	323	468	186	149	215	1,341	167

Net value at Dec 31, 2007	451	527	146	149	174	1,447	165

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Main non-consolidated investments

				Shareholders’
	% equity	Net book	Net	equity		End of latest
	interest	value	income	(excluding income)	Revenues	reported year
	(millions of euros)

Petronet	10%	139	54	166	958	31/03/2007
Investment company in Austria	20%	81	8	400	—	31/12/2006
ECW	22%	33	11	139	144	31/12/2006
Other		198

Net Total		451

Gaz de France considers that the consolidation of ECW and SIA would not have a material impact on earnings and more specifically on the share of income from equity affiliates. Similarly, the absence of a material impact is vindicated by comparing the net book value of securities and the value of Gaz de France’s share in the equity of these companies.

Impact of the measurement of assets available for sale at fair value

		Subsequent valuation			Transfer to
		Change in		Exchange	income from
Dec 31, 2007	Dividend	fair value	Impairment	effect	disposals
	(millions of euros)

Shareholders’ equity	—	133	—	—	—
Income	42	—	—	—	—

		Subsequent valuation				Transfer to
		Change in			Exchange	income from
Dec 31, 2006	Dividend	fair value		Impairment	effect	disposals
	(millions of euros)

Shareholders’ equity	—	38		—	—	-113
Income	51	-14	*	-3	2	113

		Subsequent Valuation				Transfer to
		Change in			Exchange	income from
Dec 31, 2005	Dividend	fair value		Impairment	effect	disposals
	(millions of euros)

Shareholders’ equity	—	59		—	—	-119
Income	28	89	*	-1	—	119

*	The impact of the change in fair value of assets available for sale on the income statement primarily relates to the Technip securities, which are recorded under assets available for sale, but have been designated as the hedged element for a fair-value hedging relationship.

The securities are covered by the tax system for long-term capital gains and the deferred tax associated with their revaluation is not significant.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 18.2 —	Other current non-derivative financial assets

	Gross value at		Net value	Net value	Net value
	Dec 31,		at Dec 31,	at Dec 31,	at Dec 31,
	2007	Impairment	2007	2006	2005
	(millions of euros)

Trade receivables and related	7,983	-253	7,730	7,117	6,544
Prepaid expenses	199	—	199	151	147
Other receivables	711	-57	654	934	1,499

Total other receivables	910	-57	853	1,085	1,646
Current assets of financial affiliates	531	—	531	431	895

Note 18.3 —	Cash and cash equivalents

	31.12.2007	31.12.2006	Change	31.12.2005	Change
	(millions of euros)

Cash on hand — euros	13	3	10	1	2
Cash on hand — other currencies	3	3	—	4	-1
Bank accounts — euros	715	729	-14	593	136
Bank accounts — other currencies	223	160	63	312	-152

Cash in hand and at bank	954	895	59	910	-15
Money market mutual investment fund (SICAV and FCP)	1,754	942	812	873	69
Certificates of deposit and time deposits with maturities within 3 months	265	359	-94	114	245

Cash equivalents	2,019	1,301	718	987	314

Cash and cash equivalents on the balance sheet	2,973	2,196	777	1,897	299

Bank overdrafts — euros	-643	-587	-56	-663	76
Bank overdrafts — other currencies	-31	-98	67	-36	-62

Total bank overdrafts	-674	-685	11	-699	14
Current accounts considered as cash	23	58	-35	28	30
Other	5	6	-1	-2	8

Change in cash flow in the cash flow statements	2,327	1,575	752	1,224	351

Note 18.4 —	Irredeemable securities

		Dec 31,	Dec 31,	Dec 31,
		2007	2006	2005
		(millions of euros)

Irredeemable securities	Net book value	624	624	623
	Fair value*	546	568	603

*	This represents the listed price excluding accrued interest

Gaz de France issued two tranches of irredeemable securities in 1985 and 1986, A and B. Only Tranche A irredeemable securities are still outstanding.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

They accrue interest based on the average bond rate plus or minus a premium based on the change in the Group’s value added. The 130% increase coefficient currently applied corresponds to the maximum coefficient applicable.

Following the application of IAS 32 and 39 on financial instruments since January 1, 2005, irredeemable securities have been valued at their amortized cost.

The amount of gross income payable per security represented 43.40 euros in 2007, 38.60 euros in 2006, and 38.26 euros in 2005.

On January 23, 2006, Gaz de France set up an interest rate risk hedge on its A series irredeemable securities (see Note 20.1.3).

Note 18.5 —	Net financial debt

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Non			Non			Non
	current	Current		current	Current		current	Current
	interest	interest	Total	interest	interest	Total	interest	interest	Total
	(millions of euros)

Outstanding borrowings	3,966	1,355	5,321	3,943	1,461	5,404	3,324	1,165	4,489
Irredeemable securities	624		624	624	—	624	623	—	623

Financial debt	4,590	1,355	5,945	4,567	1,461	6,028	3,947	1,165	5,112

Derivative financial instruments hedging borrowings under liabilities	11	28	39	6	5	11	13	18	31

Gross debt	4,601	1,383	5,984	4,573	1,466	6,039	3,960	1,183	5,143

Investments in short term securities	-3	-235	-238	-88	-272	-360	-85	-160	-245
Cash and cash equivalents	—	-2,973	-2,973	—	-2,196	-2,196	—	-1,897	-1,897
Derivative financial instruments hedging borrowings under assets	-73	-20	-93	-16	-2	-18	—	-16	-16

Net cash	-76	-3,228	-3,304	-104	-2,470	-2,574	-85	-2,073	-2,158

Net debt	4,525	-1,845	2,680	4,469	-1,004	3,465	3,875	-890	2,985

Outstanding borrowings	4,590	1,355	5,945	4,567	1,461	6,028	3,947	1,165	5,104
Investments in short term securities	-3	-235	-238	-88	-272	-360	-85	-160	-245
Cash and cash equivalents	—	-2,973	-2,973	—	-2,196	-2,196	—	-1,897	-1,897

Net debt excluding financial derivative instruments	4,587	-1,853	2,734	4,479	-1,007	3,472	3,862	-892	2,970

Note 18.5.1.	Debt/equity ratio

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005
	(millions of euros)

Net debt excluding financial derivative instruments	2,734	3,472	2,970
Shareholders’ equity	18,501	16,663	14,782

Debt/equity ratio	14,8%	20,8%	20,1%

Residual contractual maturities on net financial debt are disclosed in Note 20.1.2 Liquidity risk.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 18.5.2.	Net debt by category

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005
	(millions of euros)

Irredeemable securities	624	624	623
Bonds	2,004	2,004	2,070
Bank loans	1,310	1,286	845
Finance leases	818	817	778
Lines of credit	148	57	33
Commercial paper and treasury bills	200	410	1
Other	176	151	72

Total long-term borrowing	5,280	5,349	4,422

Bank overdrafts	665	679	690

Total financial debt	5,945	6,028	5,112

Investments in short term securities	-238	-360	-245
Cash and cash equivalents	-2,973	-2,196	-1,897

Net debt excluding financial derivative instruments	2,734	3,472	2,970

After hedging, the average effective interest rate on all borrowings represented around 5.10% in 2007, compared with 5.20% in 2006 and 4.80% in 2005.

• Bonds

The yen-based private placement is covered by EUR/JPY cross currency swaps against Euribor 3m plus margin.

This bond placement was carried out in line with the EMTN program set up in October 2002.

	Book value at
	Dec 31,	Nominal
	2007	value	Issue date	Maturity	Initial rate	Listing market
	(millions of euros)

Public issues in euros	1,243	1,250 MEUR	02/2003	02/2013	4.75%	Paris/Luxembourg
	742	750 MEUR	02/2003	02/2018	5.13%	Paris/Luxembourg
Private placement in yen	18	3,000 MJPY	03/2004	03/2009	0.66%	None
Other	1

Total bonds	2,004

		Dec 31,	Dec 31,	Dec 31,
		2007	2006	2005
		(millions of euros)

Bonds	Net book value	2,004	2,004	2,070
	Fair value*	2,063	2,028	2,207

*	This represents the quoted price excluding accrued interest

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

• Finance leases

Finance-lease liabilities totaled 818 million euros at December 31, 2007, up 1 million euros compared with December 31, 2006.

At December 31, 2007, finance lease liabilities primarily concerned:

•	a German subsidiary’s distribution and storage facilities for 300 million euros;

•	three LNG tankers for 244 million euros,

•	various real estate leases for 117 million euros;

•	borrowings taken out to acquire technical facilities.

• Investments in short-term securities and cash equivalents

The Group’s cash investments concern relatively low-risk assets and have not been affected by the subprime crisis.

Note 19	— Financial derivatives

The Group primarily uses financial derivative instruments to manage the foreign exchange, interest rate and commodity price risks that it is exposed to in connection with its operations.

	Assets					Liabilities
	Dec 31, 2007			Dec 31,	Dec 31,	Dec 31, 2007			Dec 31,	Dec 31,
	Non-			2006	2005	Non-			2006	2005
	current	Current	Total	Total	Total	current	Current	Total	Total	Total
	(millions of euros)

Interest rate derivatives	73	19	92	26	16	8	16	24	19	32
Currency exchange derivatives
— Operational activities	—	2	2	—	—	—	1	1	6	—
— Financing activities	—	1	1	—	—	3	12	15	—	—
Sub-total	—	3	3	—	—	3	13	16	6	—
Financial investment derivatives	—	—	—	—	—	—	—	—	—	61
Commodity derivatives	—	2,617	2,617	2,316	1,767	—	2,500	2,500	2,172	1,708

Total derivatives	73	2,639	2,712	2,342	1,783	11	2,529	2,540	2,197	1,801

Fair-value hedged firm commitments
— Currency exchange transactions	—	—	—	3	—	—	—	—	—	—
— Commodity transactions	—	—	—	—	—	—	74	74	100	53

Total fair-value hedged firm commitments	—	—	—	3	—	—	74	74	100	53

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The effective portion of changes in fair value for derivative financial instruments qualifying for cash-flow hedge is deferred under equity until the hedged cash flows are realized. The periods during which the Group expects to recycle such amounts on the income statement are presented below:

	Fair value deferred under equity and to be recycled into earnings on derivative financial instruments qualifying for cash-flow hedge
	Amount	Deferred	Gross
	net of tax	tax	amount	2008	2009	2010	2011	2012	After 2012
	(millions of euros)

— Interest rate risk hedging	40	-23	63	2	2	3	3	4	49
— Commodity risk hedging	45	-23	68	51	18	—	-1	—	—
Total at Dec 31, 2007	85	-46	131	53	20	3	2	4	49

Total at Dec 31, 2006	-40	20	-60	-37	-31	-7	-1	-1	17

Total at Dec 31, 2005	-41	18	-59	-38	-14	-1	-2	-2	-2

Note 19.1 —	Quantitative disclosures about interest rate derivatives

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*
	(millions of euros)

1. Interest rate swaps
Fixed payer/Floating receiver
Cash-flow hedge	70	8	112	19	7	23	—	15	-11
Fair-value hedge	2	—	2	2	—	2	—	—	—
Not qualifying as hedges	11	8	7	1	7	-6	—	—	—

Sub-total	83	16	121	22	14	19	—	15	-11

Floating payer/Fixed receiver
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	2	-3	—	—	-1	—	—	—
Not qualifying as hedges	3	6	-5	4	4	1	16	17	16

Sub-total	3	8	-8	4	4	—	16	17	16

Floating payer/Floating receiver
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	—	—	—	1	-1	—	1	-1
Sub-total	—	—	—	—	1	-1	—	1	-1

Total interest rate swaps	86	24	113	26	19	18	16	32	4

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*
	(millions of euros)

2. Other interest rate derivatives
Fixed payer position:
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	—	—	—	—	—	—	—	—
Sub-total	—	—	—	—	—	—	—	—	—

Floating payer position:	—	—	—	—	—	—	—	—	—

Cash-flow hedge	—	—		—	—	—	—	—	—
Fair-value hedge	—	—	6	—	—	—	—	—	—
Not qualifying as hedges	6	—	—	—	—	—	—	—	—

Sub-total	6	—	6	—	—	—	—	—	—

Total other interest rate derivatives	6	—	6	—	—	—	—	—	—

Total Interest rate derivatives	92	24	119	26	19	18	16	32	4

*	For interest rate derivatives, the contractual unwinding is generally defined by the exchange of a net amount of cash. The amount of the contractual maturities presented for interest rate derivatives corresponds to the expected amount of net cash inflow (outflow) for contracts recorded as assets or liabilities on the balance sheet.

The amount removed from equity and included in financial income for the period relative to interest rate risk cash-flow hedging represents a net loss of 7 million euros at December 31, 2007, compared with a net loss of 6 million euros at December 31, 2006 and a net loss of 7 million euros at December 31, 2005.

At December 31, 2007, this amount comprised a net loss of 2 million euros on effective hedging and a net loss of 5 million euros on interrupted hedges, either because they were no longer compliant with the IFRS criteria, or because the derivatives were wound up when restructuring the underlying debt.

The impact of the effective portion of fair-value hedging derivatives for the interest rate risk on financial income represents a net loss of 2 million euros at December 31, 2007, compared with a net gain of 2 million euros at December 31, 2006 and no significant impact at December 31, 2005. This impact is fully offset by the symmetrical impact of changes in fair value for the hedged element.

The impact on financial income for other interest rate derivatives represents a net gain of 11 million euros at December 31, 2007, compared with no significant impact at December 31, 2006 or at December 31, 2005. This amount primarily relates to economic hedging for the interest rate risk that is not qualifying for hedge accounting under IFRS. The ineffectiveness is not significant.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 19.2 —	Quantitative disclosures about currency derivatives

Currency derivatives for the Group’s operational activities:

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*
	(millions of euros)

1. Currency forwards
Buyer currency position
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	—	—	—	—	—	—	—	—
Sub-total	—	—	—	—	—	—	—	—	—
Seller currency position
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	1	—	65	—	—	28	—	—	—
Sub-total	1	—	65	—	—	28	—	—	—

Total currency forwards	1	—	65	—	—	28	—	—	—

2. Other currency derivatives
Buyer currency position:
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	—	-354	—	—	—	—	—	—
Sub-total	—	—	-354	—	—	—	—	—	—

Seller currency position:
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	1	—	—	—	5	225	—	—	—
Not qualifying as hedges	—	1	157	—	1	15	—	—	—
Sub-total	1	1	157	—	6	240	—	—	—

Total other currency derivatives	1	1	-197	—	6	268	—	—	—

Total currency derivatives	2	1	-132	—	6	268	—	—	—

*	For currency derivatives, the contractual unwinding is generally defined by the exchange of a gross amount of the transaction currency against a gross amount of the underlying currency under the contract. The amount of the contractual maturities presented for currency derivatives corresponds to the expected amount of gross cash inflow (outflow) in the contract transaction currency for contracts recorded as assets or liabilities on the balance sheet.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The Group did not record any significant currency risk cash-flow hedging operations for its operational activities.

The impact of the effective portion of fair-value hedging derivatives for the currency risk on operating income represents a net gain of 5 million euros at December 31, 2007, compared with no significant impact at December 31, 2006 or at December 31, 2005. This impact is fully offset by the symmetrical impact of changes in fair value for the hedged element.

The impact of other currency derivatives on operating income was not significant in 2007, 2006 or 2005. It relates either to the ineffectiveness of the hedges presented above, or to economic hedges for the currency risk, which are not qualifying for hedge accounting under IFRS.

Currency derivatives for the Group’s financing activity:

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*
	(millions of euros)

1. Currency forwards
Buyer currency position
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	9	-349	—	—	—	—	—	—
Sub-total	—	9	-349	—	—	—	—	—	—
Seller currency position Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	12
Not qualifying as hedges	—	4	603	—	—	8	—	—	1
Sub-total	—	4	603	—	—	8	—	—	13

Total currency forwards	—	13	254	—	—	8	—	—	13

2. Other currency derivatives
Buyer currency position:
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	1	2	-88	—	—	—	—	—	—
Sub-total	1	2	-88	—	—	—	—	—	—

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*	Assets	Liabilities	maturities*
(millions of euros)

Seller currency position:
Cash-flow hedge	—	—	—	—	—	—	—	—	—
Fair-value hedge	—	—	—	—	—	—	—	—	—
Not qualifying as hedges	—	—	—	—	—	—	—	—	—
Sub-total	—	—	—	—	—	—	—	—	—

Total other currency derivatives	1	2	-88	—	—	—	—	—	—

Total currency derivatives	1	15	166	—	—	8	—	—	13

*	For currency derivatives, the contractual unwinding is generally defined by the exchange of a gross amount of the transaction currency for the contract against a gross amount of the underlying currency for the contract. The amount of the contractual maturities presented for currency derivatives corresponds to the expected amount of gross cash inflow (outflow) in the contract transaction currency for contracts recorded as assets or liabilities on the balance sheet.

The Group did not record any significant currency risk hedging operations for its financing activity.

The impact of currency derivatives on financial income represents a net loss of 13 million euros at December 31, 2007, compared with a net gain of 2 million euros at December 31, 2006 and a net loss of 9 million euros at December 31, 2005. This amount relates to changes in the fair value for economic currency risk hedges, which are not qualifying for hedge accounting under IFRS.

Note 19.3 —	Quantitative disclosures about security derivatives

At December 31, 2007, Gaz de France did not have any security derivatives.

On December 16, 2004, Gaz de France entered into fair-value hedging transactions for the Technip securities that were held at the time: Gaz de France purchased put options on securities from a financial institution and at the same time sold to it an identical number of call options. The maturity of these options ranged from 6 to 24 months when they were set up.

At the same time, Gaz de France entered into a reverse purchase contract on these securities, but kept an option to recover them at any time simply on request.

At the end of December 2005, the residual maturity on these options ranged from 6 to 12 months, while their nominal value was 110 million euros.

At December 31, 2006, Gaz de France had sold off all of its Technip securities and no longer had any security derivatives.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 19.4 —	Quantitative disclosures about commodity derivatives

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities	Assets	Liabilities	maturities
	(millions of euros)

1. Options and swaptions
Cash-flow hedge
Natural gas and electricity	—	—	—	—	—	—	—	—	—
Oil	—	—	—	—	—	—	—	—	—
Fair-value hedge
Natural gas and electricity	—	—	—	—	—	—	—	—	—
Oil	—	—	—	—	—	—	—	—	—
Not qualifying as hedges
Natural gas and electricity	36	40	(4)	25	7	11	26	30	(4)
Oil	37	8	29	28	8	20	2	4	(2)

Total Options and Swaptions	73	48	25	53	15	31	28	34	(6)

2. Forward contracts
Cash-flow hedge
Natural gas and electricity	13	15	1	23	23	144	—	31	74
Oil	—	—	—	—	—	—	—	—	—
Fair-value hedge
Natural gas and electricity	73	—	(336)	100	—	(472)	—	—	—
Oil	—	—	—	—	—	—	—	—	—
Not qualifying as hedges
Natural gas and electricity	592	621	(3,279)	1,476	1,460	(3,256)	965	1,084	(141)
Oil	—	—	—	—	1	(14)	—	—	—

Total forward contracts	678	636	(3,614)	1,596	1,484	(3,598)	965	1,115	(67)

3. Financial swaps
Cash-flow hedge
Natural gas and electricity	18	28	(10)	20	9	—	16	108	(92)
Oil	599	529	71	346	513	(179)	532	402	130
Fair-value hedge
Natural gas and electricity	—	—	—	—	—	—	—	—	—
Oil	—	—	—	—	—	—	—	—	—
Not qualifying as hedges
Natural gas and electricity	32	29	2	50	38	21	33	—	33
Oil	1,096	1,112	(16)	221	77	155	116	2	114

Total financial swaps	1,745	1,698	47	637	637	(3)	697	512	185

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Fair			Fair			Fair
	value	Fair value	Contractual	value	Fair value	Contractual	value	Fair value	Contractual
	Assets	Liabilities	maturities*	Assets	Liabilities	maturities	Assets	Liabilities	maturities
	(millions of euros)

4. Other derivatives
Cash-flow hedge
Natural gas and electricity	—	—	—	—	—	—	—	—	—
Oil	—	—	—	4	—	—	—	—	—
Fair-value hedge
Natural gas and electricity	—	—	—	—	—	—	—	—	—
Oil	—	—	—	—	—	—	—	—	—
Not qualifying as hedges
Natural gas and electricity	56	84	-27	6	5	3	51	22	29
Oil	65	34	31	17	31	-14	26	25	1

Total other derivatives	121	118	4	27	36	-11	77	47	30

Total commodity derivatives	2,617	2,500	-3,538	2,316	2,172	-3,581	1,767	1,708	142

*	The amount at contractual maturity reflects the expected amount of net cash inflow (outflow) for derivatives.
In the case of commodity forward contracts, the contractual unwinding is defined by the payment of a gross amount of cash in exchange for a physical delivery of the underlying element. For such contracts, the amount of the contractual maturities corresponds to the contractual cash amount.

The amount removed from equity and included in operating income for the period relative to commodity risk cash-flow hedging represents a net loss of 50 million euros at December 31, 2007, compared with a net gain of 12 million euros at December 31, 2006 and a net gain of 134 million euros at December 31, 2005.

The impact of the effective portion of fair-value hedging derivatives for the commodity risk on operating income represents a net loss of 1 million euros at December 31, 2007, compared with a net gain of 44 million euros at December 31, 2006 and a net gain of 208 million euros at December 31, 2005. This impact is fully offset by the symmetrical impact of changes in fair value for the hedged elements.

Derivatives that do not qualify as hedges relate to economic hedging strategies that are not qualifying for hedge accounting under IFRS, or to arbitrage strategies. Gaselys accounts for a significant portion of such contracts.

Note 20 —	Disclosures about financial risks

Note 20.1. —	Disclosures about financial risks not related to activities on commodities

The management of financial risks — interest rate, currency, liquidity and credit risks — is overseen by the financial division. This activity’s concentration at the head of the Group makes it possible to effectively implement the risk policy of the Group allowing a risk aggregation, the effective handling of positions and the intervention on the markets in one place.

The consolidated management of the credit risk and the consistency of management decisions are notably guaranteed by various transversal committees: the Interest and Exchange Rate Committee and the Credit Committee.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

20.1.1.  Credit risk

The Group carries out transactions (sales or purchases) for a significant amount with numerous counterparties, customers and suppliers, particularly for gas and electricity, and notably through its trading subsidiary Gaselys.

The Group credit risk or counterparty risk is monitored by the Credit Committee. It corresponds to the loss the Group would have to bear in case of a counterparty’s default, resulting in non compliance with its contractual obligations vis-à-vis Gaz de France. The Group policy on this issue is based on a systematic diversification of its counterparty portfolio and on the follow up of the financial position of its most important counterparties. This follow up ensures a sufficient reactivity to manage this risk immediately and to reduce the impact of default of the Group’s important counterparties by using the relevant legal instruments (“netting” arrangements, billing provisions, issue of bank endorsement or parent company guarantees, other guarantees...).

Thus, the investment of surplus cash and all the financial instruments used for managing interest rate and currency risks is carried out with counterparties that have a long-term rating from Standard & Poors (S&P) or Moody’s of at least A- or A3 respectively, except for any specific cases duly authorized by the chief financial officer. A cap is set for each financial institution based on its equity and rating. Consumption of such caps, based on notional amounts of transactions, and weighted for the residual period and nature of the commitment, is tracked on a timely basis.

Energy counterparties for the trading subsidiary Gaselys are assessed and rated following a financial analysis, based among other considerations on the counterparty’s rating by S&P or Moody’s when available.

A monthly Credit Committee, chaired by the chief financial officer, authorizes Gaselys’ counterparties, makes decisions on the granting of credit lines and sets the legal framework to be put in place. Indeed, Gaz de France’s policy is to secure these transactions by using various legal instruments such as standardized netting agreements (providing for compensation for positive and negative exposures in relation to a given counterparty), margin calls (mechanisms making it possible to smooth out fluctuations in market prices) or guarantees in the broadest sense (comfort letter, parent company guarantee, banking guarantee, etc).

Exposure to the counterparty risk is measured based on VaR indicators at 99% and is reported on every day.

The Gaselys portfolio counterparties show a very satisfying average rating with over 80% of the counterparty risk presenting a financial profile similar to a long term rating higher than A-/A3 at S&P/Moody’s.

The Credit Committee is also responsible for mapping out a governance framework for managing the credit risk for Group customers. The Group pays an increasing attention to customer and supplier counterparties. The governance framework is based on a timely follow up (at least an annual review) of the financial position of major customers. Its aims are both prevention (guarantee requirements and other restrictive conditions to deal with the counterparty) and assessment of this risk in connection with prices proposed to major customers.

As far as the gas and electricity supply business is concerned, specific measures may be taken with a view to preventing payment defaults relative to the counterparty’s financial soundness. Any customers who are in difficulties are tracked on a regular basis by the Credit Committee.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Analysis of the age of past due financial assets not impaired at year-end

	Past due assets					Impaired
	(net value)					assets
	0-3	3-6	6-12	Over 1		(gross	Healthy	Total (net
At Dec 31, 2007	months	months	months	year	Total	value)	assets	value)
	(millions of euros)

Non-current loans and receivables	10	—	—	2	12	15	926	938
Current loans and receivables*	417	78	94	79	668	309	8,917	9,585

Total loans and receivables measured at amortized cost	427	78	94	81	680	324	9,843	10,523

*	The amounts indicated for past due assets are gross of tax

The amounts for past due assets that are not impaired for under three months primarily correspond to loans and receivables for which the payment date has been exceeded by less than one month.

A significant percentage of the past due assets that are not impaired for over three months concern States and public authorities that are clients of the Group in France or abroad, for which there is no credit risk.

The figures presented for 2007 reflect the usual situation for the Group and are representative of the situation for previous years.

20.1.2.  Liquidity risk

Gaz de France has liquid assets that can be called on over the very short term, enabling it to meet its current cash requirements or support external growth operations:

•	The parent company has a 3,000 million euro syndicated credit line, due in February 2012 and undrawn at December 31, 2007. This credit line does not include any financial covenants;

•	Gaz de France has also access to the short-term debt market through a 1,000 million dollar EURO and US commercial paper program, unused at year-end 2007, in addition to a 1,250 million euro commercial paper program, with 200 million euros used at December 31, 2007;

•	At Group level, cash, cash equivalents and cash investments that are immediately available amounting to 3,211 million euros.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Furthermore, in order to minimize its net liquidity requirements, the Group has set up a cash-pooling policy for its main controlled entities.

Residual contractual maturities on net financial debt

At December 31, 2007	Total	2008	2009	2010	2011	2012	After 2012
	(millions of euros)

Irredeemable securities	624						624
Bonds	2,004		18				1,986
Bank loans	1,310	234	108	140	77	101	650
Finance leases	818	134	80	123	67	183	231
Lines of credit	148	87	3	1	1	12	44
Commercial paper and treasury bills	200	200
Other	176	35	20	19	9	8	85

Total borrowings	5,280	690	229	283	154	304	3,620

Bank overdrafts	665	665

Total financial debt (excluding future interest)	5,945	1,355	229	283	154	304	3,620

Future interest to be paid out, net of hedging	1,937	200	179	174	166	161	1,057	*

Total financial debt (including future interest after hedging)	7,882	1,555	408	457	320	465	4,677

Investments in short term securities	-238	-235	—	—	—	-1	-2
Cash and cash equivalents	-2,973	-2,973	—	—	—	—	—

Net debt (including future interest after hedging)	4,671	-1,653	408	457	320	464	4,675

At December 31, 2006	Total	2007	2008	2009	2010	2011	After 2011
	(millions of euros)

Financial debt	6,028	1,461	331	219	232	167	3,618
Future interest to be paid out, net of hedging	1,999	198	181	172	166	159	1,123	*
Investments in short term securities	-360	-272	-34	—	—	—	-54
Cash and cash equivalents	-2,196	-2,196	—	—	—	—	—

Net debt (including future interest, net of hedging)	5,471	-809	478	391	398	326	4,687

At December 31, 2005	Total	2006	2007	2008	2009	2010	After 2010
	(millions of euros)

Financial debt	5,112	1,165	237	227	171	201	3,111
Future interest to be paid out, net of hedging	1,926	172	160	155	150	146	1,143	*
Investments in short term securities	-245	-160	—	-34	—	—	-51
Cash and cash equivalents	-1,897	-1,897	—	—	—	—	—

Net debt (including future interest, net of hedging)	4,896	-720	397	348	231	347	4,203

*	For irredeemable securities (see Note 18.4), there is no contractual repayment date for the principal or any interruption in interest flows. So as not to have to mention an infinite amount of interest for longer than five

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

years, interest flows on irredeemable securities have been interrupted on an arbitrary basis over a sliding 30-year period in each table

Certain bank borrowings or financing facilities for Group subsidiary projects may include financial covenants:

At Dec 31, 2007	Total
(millions of euros)

Gaz de France SA(a)	99
AES Energia Cartagena(b)	629
Energia Mayakan(c)	102
Distrigaz Sud(d)	80
Gasag Group(e)	61
Other (unit amounts < 50 million euros)	339

Bank loans	1,310

(a)	Gaz de France SA

The bank borrowings of Gaz de France SA do not include any financial covenants.

(b)	AES Energia Cartagena

This amortizable loan, due in June 2027, is intended to finance the building of a power plant in Spain, for which Gaz de France has a tolling contract. It includes standard covenants for project financing.

(c)	Energia Mayakan

This amortizable loan, due in November 2014, is intended to finance the building of a natural gas pipeline in Mexico. It includes standard covenants for project financing.

(d)	Distrigaz Sud

This concerns several floating rate credit lines due in 2008 to 2014. These borrowings include a maximum bank debt/EBITDA ratio.

(e)	Gasag Group

These borrowings notably include 32 million euros for the contributive portion on a 100 million euro private placement issued in November 2007 and due in 2022, which includes various financial ratios.

All of these clauses were respected at December 31, 2007.

Residual contractual maturities on assets and liabilities of financial affiliates

At Dec 31, 2007	Total	2008	2009	2010	2011	2012	After 2012
	(millions of euros)

Liabilities of financial affiliates	704	581	55	60	—	—	8
Assets of financial affiliates	-696	-529	-81	-47	-25	-12	-2

Net liabilities of financial affiliates	8	52	-26	13	-25	-12	6

At Dec 31, 2006	Total	2007	2008	2009	2010	2011	After 2011
	(millions of euros)

Liabilities of financial affiliates	485	395	82	—	—	—	8
Assets of financial affiliates	-598	-427	-76	-50	-29	-15	-1

Net liabilities of financial affiliates	-113	-32	6	-50	-29	-15	7

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

At Dec 31, 2005	Total	2006	2007	2008	2009	2010	After 2010
	(millions of euros)

Liabilities of financial affiliates	1,117	982	127	—	—	—	8
Assets of financial affiliates	-994	-823	-70	-47	-31	-17	-6

Net liabilities of financial affiliates	123	159	57	-47	-31	-17	2

Other contractual obligations to be paid out

		Payments due by period
			From one	Five years
		Less than	to five	and
Contractual Obligations	Total	one year	years	beyond
	(millions of euros)

Operating leases	190	29	66	95

Total	190	29	66	95

Commitments received or given with an impact on the liquidity risk

Commitments granted to banks by Gaz de France and consolidated subsidiaries, as guarantees for loans or borrowings of consolidated subsidiaries, are eliminated from consolidated commitments.

			Of
		Of	which
		which at	from
		less	one to	Of which
	Dec 31,	than a	five	beyond	Dec 31,	Dec 31,
	2007	year	years	five years	2006	2005
	(millions of euros)

Commitments received:
Lines of credit	3,477	225	182	3,070	3,387	3,424

Total commitments received	3,477	225	182	3,070	3,387	3,424

Commitments granted:
Guarantees and endorsements	622	95	232	295	619	341
Market counter-guarantee endorsements	145	—	145	—	3	25
Pledge, mortgage and collaterals	72	2	24	46	9	9
Performance bonds	331	110	182	39	282	307
Other commitments granted	2	—	2	—	1	9

Total commitments granted	1,172	207	585	380	914	691

Since August 2002, Gaz de France has benefited from a revolving credit line in the amount of 2 billion euros. This amount has been increased to 3 billion euros since February 2005, due in 2012.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Residual contractual maturities on derivatives (excluding commodities) broken down by currency

	Amount of residual contractual maturities* per payment currency
	Total at							Total at	Total at
	Dec 31,						After	Dec 31,	Dec 31,
	2007	2008	2009	2010	2011	2012	2012	2006	2005
	(millions of euros)

1. Interest rate derivatives
Interest rate swaps
US dollar	-11	-3	-3	-3	-2	—	—	-6	-10
Pound sterling	-1	—	—	—	—	—	-1	—	—
Euro	125	5	—	5	5	6	104	28	16
Other	—	—	—	—	—	—	—	-4	—

Sub-total	113	2	-3	2	3	6	103	18	4

Other interest rate derivatives
US dollar	—	—	—	—	—	—	—	—	—
Pound sterling	—	—	—	—	—	—	—	—	—
Euro	6	1	1	1	1	1	1	—	—
Other	—	—	—	—	—	—	—	—	—

Sub-total	6	1	1	1	1	1	1	—	—

Total interest rate derivatives	119	3	-2	3	4	7	104	18	4

2. Currency derivatives

Operational activities
Currency forward contracts
US dollar	33	33	—	—	—	—	—	28	—
Pound sterling	—	—	—	—	—	—	—	—	—
Euro	32	32	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Sub-total	65	65	—	—	—	—	—	28	—

Other currency derivatives
US dollar	-210	-178	-32	—	—	—	—	225	—
Pound sterling	—	—	—	—	—	—	—	—	—
Euro	—	—	—	—	—	—	—	15	—
Other	13	13	—	—	—	—	—	—	—

Sub-total	-197	-165	-32	—	—	—	—	240	—

Total currency derivatives on operational activities	-132	-100	-32	—	—	—	—	268	—

Financing activity
Currency forward contracts
US dollar	—	—	—	—	—	—	—	—	1
Pound sterling	-328	-328	—	—	—	—	—	—	12
Euro	—	—	—	—	—	—	—	—	—
Other (Norwegian krone)	582	582	—	—	—	—	—	8	—

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Amount of residual contractual maturities* per payment currency
	Total at							Total at	Total at
	Dec 31,						After	Dec 31,	Dec 31,
	2007	2008	2009	2010	2011	2012	2012	2006	2005
	(millions of euros)

Sub-total	254	254	—	—	—	—	—	8	13

Other currency derivatives
US dollar	-88	-14	-37	-37	—	—	—	—	—
Pound sterling	—	—	—	—	—	—	—	—	—
Euro	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Sub-total	-88	-14	-37	-37	—	—	—	—	—

Total currency derivatives on financing activity	166	240	-37	-37	—	—	—	8	13

3. Security derivatives	—	—	—	—	—	—	—	—	-61

Total derivatives	153	143	-71	-34	4	7	104	294	-44

*	For interest rate derivatives, the contractual unwinding is generally defined by the exchange of a net amount of cash. The amount of the contractual maturities presented for interest rate derivatives reflects the expected amount of net cash inflow (outflow) for contracts recorded as assets or liabilities on the balance sheet. For currency derivatives, the contractual unwinding is generally defined by the exchange of a gross amount of the transaction currency for the contract against a gross amount of the underlying currency for the contract. The amount of the contractual maturities presented for currency derivatives reflects the expected amount of gross cash inflow (outflow) in the contract transaction currency for contracts recorded as assets or liabilities on the balance sheet.

20.1.3.  Interest rate risk

Interest rate risk management on net financial debt

The Group centralizes the cash requirements and surpluses of controlled subsidiaries and the majority of their external financing requirements, and applies, on its consolidated net debt position, a policy to optimize its financing costs and manage the impact of interest-rate changes on its financial income by using several types of financial instrument (interest rate options and swaps) in line with market conditions. In this way, the Group is able to keep a majority of its medium to long-term debt at fixed rates or swapped at fixed rates, while ensuring that the balance between the floating rate portion of its debt and its cash surpluses has a low level of exposure to any change in interest rates over the short term.

This policy makes it possible to very significantly limit the Group’s sensitivity to interest-rate volatility.

On January 23, 2006, Gaz de France hedged the interest rate risk on the return for its A category irredeemable securities with a financial institution, based on a swap maturing on October 15, 2035 for a notional amount of 480,128,216 euros, covering two successive periods:

(a) Until October 15, 2015, with a multiplier coefficient of 130% of the notional amount mentioned above and

(b) 100% thereafter and through to maturity.

Under the terms of the swap, Gaz de France receives a floating rate of interest corresponding to the average annual 10-year Constant Maturity Swap (CMS) rate in euros and pays an all-in fixed rate of 4.3285%.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

The CMS 10 year rate has a very good correlation with the TMO reference used for the determination of the coupon of irredeemable securities, while bringing a better market liquidity and an early permanence on the hedging duration.

In 2006, Gaz de France also carried out a variabilization of part of its 5.125% fixed-rated bond maturing in February 2018. This swap is eligible for fair-value hedging for a nominal amount of 80 million euros, covered by an economic counter-hedge based on a notional cap covering the Group against an increase in interest rates above a fixed rate of 3.230%.

The Japanese yen-based private placement for a nominal amount of 18 million euros (3 billion yen) is covered by a euro-yen cross-currency swap against the Euribor 3m, which, while not eligible for hedge accounting under IFRS, nevertheless represents an economic hedge.

The Group has also taken out fixed payer/floating receiver interest rate swaps to convert medium- and long-term debt from floating to fixed rates. The total coverage for these borrowings at December 31, 2007 represented 949 million euros.

•	a total notional amount of 699 million euros on cash-flow hedging rate swaps;

•	a notional amount of 250 million euros on rate swaps that were initially rated as cash-flow hedging, but for which the hedge accounting criteria under IFRS have not been complied with since Q4 on account of the high level of volatility on the rate and credit markets. The impact of these assets no longer qualifying for cash-flow hedge on the income statement is not significant at December 31, 2007.

Lastly, the Group has taken out short-term rate swaps (around three months) for the rate risk on its short-term cash management operations (investments in certificates of deposit or commercial paper issues). These include:

•	fixed payer/floating receiver swaps for a notional amount of 50 million euros;

•	floating payer/fixed receiver swaps for a notional amount of 144 million euros.

Interest rate risk management on loans granted to a debt securitization fund

In 2001 and 2003, the Group sold employee home loans to a special purpose entity under securitization programs. Gaz de France remains exposed to a marginal interest rate risk on these loans, representing a notional amount equal to the difference between the actual outstanding principal and the assumed outstanding principal as estimated at the time of the securitization. The Group’s residual exposure came to 18 million euros at December 31, 2007. The nominal amount of the corresponding interest rate swaps, recognized on the balance sheet, represented 120 million euros in floating payer/fixed receiver swaps and 138 million euros in fixed payer/floating receiver swaps.

Interest rate risk management of financial affiliates

The Group’s forward trading transactions denominated in euros and dollars are covered by an economic hedge for the residual interest rate risk based on rate swaps:

•	fixed payer/floating receiver swaps for a notional amount of 262 million euros at December 31, 2007,

•	fixed receiver/floating payer swaps for a notional amount of 138 million euros at December 31, 2007.

In line with their risk management policy, the financial affiliates with a customer credit activity manage their asset/liability backing based on fair-value hedging for the interest rate risk on their assets (issued at fixed rates) through interest rate swaps that enable them to refinance at fixed rates (notional amount of 246 million euros at December 31, 2007).

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Breakdown of financial debt by rate (including irredeemable securities)

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	Net book		Net book		Net book
Before Accounting for Financial Hedges	value	%	value	%	value	%
(millions of euros)

Fixed rate	2,810	47%	3,044	50%	2,891	56%
Floating rate	3,135	53%	2,984	50%	2,221	44%

Total financial debt	5,945	100%	6,028	100%	5,112	100%

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	Net book		Net book		Net book
After Accounting for Financial Hedges	value	%	value	%	value	%
(millions of euros)

Fixed rate	4,178	70%	3,995	66%	3,030	59%
Floating rate	1,767	30%	2,033	34%	2,082	41%

Total financial debt	5,945	100%	6,028	100%	5,112	100%

At December 31, 2007, the fixed-rate portion of Gaz de France’s gross debt was up 4% in relation to the previous year, representing 4,178 million euros after hedging. On this day, the variable rate portion (1,767 million euros) was lower than cash and other cash equivalents (2,973 million euros).

20.1.4.  Currency risk

Management of the currency risk on operating activities

In terms of sensitivity to change in exchange rates on commercial operations of the Purchase and Sale of Energy segment, the euro/dollar currency translation risk on this segment’s performance reflects the methods for indexing the various gas purchase or sale contracts on prices for oil products, most of which are traded in dollars.

Currency translation risk exposure on commercial transactions is overseen and managed through:

•	the application of pass-through mechanisms when building sales prices for eligible customers on the one hand, and regulated rates on the other; and

•	margin hedging on fixed price or indexed sales contracts based on financial swaps.

There are timing differences on the income statement between the impact of changes in dollar on supply costs and the impact of the pass-through on sales, including the impact of moving averages and the stocking-destocking cycle.

With regard to other functional currencies in which consolidated entities operate outside of the eurozone, there is no material currency translation risk to report at Group level since there are also mechanisms in place to adjust rates based on changes in supply costs.

Further, business units identify and inform the finance division about their transactional exposures (arbitrage transactions, maintenance contracts, etc.). This risk can then be hedged based on forward contracts, swaps or options in line with the probability of the future flows being realized.

Translation risk management

Subsidiary financing is overseen on a centralized basis by the finance division, which enables the currency translation risk to be actively managed through inter-company loans granted to subsidiaries in the currency of the cash flows that they generate.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

In order to limit the translation risk for certain inter-company loans and deposits, the Group has set up currency forward transactions, on which changes in fair value offset the translation gains or losses on such loans and deposits. These include:

•	forward purchases contracts for 250 million pound sterling;

•	forward sales contracts for 4,667 million Norwegian krones.

The Group is also exposed to the currency translation risk resulting from the conversion in the consolidated financial statements of the net position of its subsidiaries with a different functional currency from the parent company. The translation gains or losses generated by this exposure were reflected in a total impact of 257 million euros (-92 million euros in changes over the year) on shareholders’ equity at December 31, 2007.

Breakdown of financial debt (including irredeemable securities) by currency

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	% of the		% of the		% of the
	debt in		debt in		debt in
	currencies	Amount	currencies	Amount	currencies	Amount
		(millions of euros)		(millions of euros)		(millions of euros)

Euro (EUR)	94%	5,598	93%	5,611	90%	4,632
American Dollar (USD)	3%	174	4%	258	7%	342
Yen (JPY)	N.S.	18	N.S.	19	1%	58
Pound sterling (GBP)	1%	28	1%	39	1%	36
Other	2%	127	2%	101	1%	44

Total financial debt	100%	5,945	100%	6,028	100%	5,112

Debt denominated in foreign currencies represents 6% of the total amount of debt, and is in part covered by management hedging, not qualifying for hedge accounting under the criteria for IAS 39. Gaz de France notably converts its yen-based private bond issue into euros, representing 18 million euros at December 31, 2007.

Breakdown of assets and liabilities of financial affiliates by currency

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	% of	Assets of	% of	Assets of	% of	Assets of
	assets in	financial	Assets in	financial	Assets in	financial
	currencies	affiliates	currencies	affiliates	currencies	affiliates
		(millions of euros)		(millions of euros)		(millions of euros)

Euro (EUR)	62%	431	64%	381	48%	482
American Dollar (USD)	12%	82	12%	70	8%	77
Pound sterling (GBP)	26%	183	25%	147	44%	435
Other	—	—	—	—	—	—

Total assets of financial affiliates	100%	696	100%	598	100%	994

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	% of		% of		% of
	Liabilities	Liabilities	liabilities	Liabilities	liabilities	Liabilities
	in	of financial	in	of financial	in	of financial
	currencies	affiliates	currencies	affiliates	currencies	affiliates

Euro (EUR)	75%	525	65%	315	46%	514
American Dollar (USD)	—	—	3%	16	4%	46
Pound sterling (GBP)	25%	179	32%	154	50%	557
Other	—	—	—	—	—	—

Total liabilities of financial affiliates	100%	704	100%	485	100%	1,117

Breakdown of financial derivatives (excluding commodities) by currency

This information is presented under Note 20.1.2.

20.1.5.  Security risk

The Group has concluded various cross options for buying or selling securities in RETI Group that entitle it to buy shares held by the counterparty, while at the same time entitling this counterparty to sell these shares to the Group.

These options may be exercised between September 2008 and September 2009, covering 29.5% of additional shares, the conditions for determining which value the amount of cash to be paid out at around 155 million euros.

The Group has also concluded various combination of option contracts (sell / buy) with its partner on the 49% of Gaselys shares that it does not own. The amounts of cash to be paid out if the Group decides to exercise its purchase options or if the partner decides to exercise its option to sell these securities are estimated at 217 million euros at December 31, 2007. These options cannot be exercised immediately.

The Group is committed to subscribe to future capital increases for 17 million euros. The Group has also made a commitment to acquire 100% of the companies in Italy owning seven cogeneration plants for an overall investment of 226 million euros. This project is notably subject to preemptive rights not being exercised by the minority shareholders for two of the seven plants.

The main lines of shares held by the Group at December 31, 2007 are as follows:

•	a total of 8.05 million Suez shares, for which the listed price on NYSE-Euronext at December 31, 2007 was 46.57 euros per share,

•	a total of 75.0 million Petronet shares, for which the listed price on the NSE (National Stock Exchange of India) at December 31, 2007 was 107.35 Indian rupees per share,

•	a total of 34.7 million Enbridge shares held through the Noverco Group, which is itself 17.56% owned and recognized using the equity method, with the price for Enbridge shares listed on the TSX (Toronto Stock Exchange) at December 31, 2007 representing 40.01 Canadian dollars per share.

These securities are all recorded as assets available for sale and recognized at fair value through equity.

Note 20.2 —	Commodity risks

Commodity derivatives (natural gas, oil, electricity) held by the Group primarily consist of swaps, forward contracts, futures and options entered into by the parent company to manage the “price” risk. Most of these instruments are negotiated with third-parties by the specialized subsidiary Gaselys, proportionately consolidated at 51%.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

These financial derivative instruments are particularly used in the management of risks associated to the following operations:

•	price engineering aimed at responding to customers’ growing expectations in terms of risk management for gas or electricity prices. They are primarily intended to secure a commercial margin, irrespective of changes in the commodity indexes included in the price offered to customers, even when they are different from the commodity indexes that the Group’s supplies are exposed to;

•	optimization of supply costs, with energy supplies, electricity production assets and transport or storage capacity assets or reservations that are available and not required for customer supplies systematically realized on the markets.

In connection with its trading activities, the Group also entered into forward or future contracts on natural gas, oil and electricity for which it can operate net a settlement or a physical delivery, according to the requirements of its energy balance.

In terms of the sensitivity of changes in commodity prices on commercial transactions carried out by the Purchase and Sale of Energy segment, the commodity price risk on this segment’s performance reflects the indexing methods on the various gas purchase or sale contracts in view of prices for oil or natural gas products.

In connection with the implementation of the net-back concept when determining purchase price formulas, the mechanism for setting prices on long-term gas purchase contracts is based on a valuation in relation to rival energies to natural gas. The price formulas for long-term gas purchase contracts are expressed as a constant that is combined with one or more monthly indexing terms, most of which are oil products. These “oil” indexing terms are smoothed based on moving average mechanisms over periods ranging from 6 to 12 months.

Exposure to the commodity price risk on commercial transactions is overseen and managed through:

•	the application of pass-through mechanisms when building sales prices for eligible customers on the one hand, and regulated rates on the other; and

•	margin hedging on fixed price or indexed sales contracts based on financial swaps.

There are timing differences on the income statement between the impact of changes in commodity prices on supply costs and the impact of the pass-through on sales, including the impact of moving averages and the stocking-destocking cycle.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Residual contractual maturities on commodity derivatives broken down by currency and underlying

	Net Residual Contractual Maturities*
	Total at							Total at	Total at
	Dec 31,							Dec 31,	Dec 31,
	2007	2008	2009	2010	2011	2012	After 2012	2006	2005
	(millions of euros)

Natural gas and electricity
US dollar	-12	-14	2	—	—	—	—	16	6
Pound sterling	-1,632	-434	-282	-320	-265	-52	-279	-917	171
Euro	-2,009	-201	-285	-121	70	-205	-1,267	-2,648	-278

Subtotal natural gas and electricity	-3,653	-649	-565	-441	-195	-257	-1,546	-3,549	-101

Oil and other
US dollar	-174	-34	-70	-52	-18	—	—	-55	114
Pound sterling	8	4	3	1	—	—	—	1	—
Euro	281	41	25	27	188	—	—	22	129

Subtotal oil and other	115	11	-42	-24	170	—	—	-32	243

Total commodity derivatives	-3,538	-638	-607	-465	-25	-257	-1,546	-3,581	142

*	The amount on contractual maturities reflects the expected amount of net cash inflow (outflow) for derivatives. In the case of commodity forward contracts, the contractual unwinding is defined by the payment of a gross amount of cash in exchange for a physical delivery of the underlying element. For such contracts, the amount of the contractual maturities corresponds to the contractual cash amount.

Impact of margin calls on the credit risk linked to the Group’s commodities activities

Margin calls agreements are standardized contracts for reducing the credit risk, entered into either with the clearing house on an organized market or bilaterally with a counterparty on an over-the-counter basis.

The margin call agreements negotiated by the Group in connection with its commodities activities generally enable it to offset all or part of its commitments with the clearing house on an organized market or a counterparty on an over-the-counter basis, and result in it periodically receiving or paying an additional deposit to or from the clearing house or over-the-counter counterparty corresponding to the change in its net counterparty position, marked-to-market, when the level of this change exceeds the thresholds set in the contract.

In this way, the amount of margin calls recorded on the Group’s balance sheet at year-end depends on the volume of transactions outstanding that are contractually covered by a margin call, as well as the change in market prices in relation to the price negotiated for such transactions, and the rules for adjusting such margin calls from time to time.

In addition, margin calls may concern not only commodity derivatives, but also electricity or natural gas purchase or sale contracts that will be subject to a physical delivery and that are considered under the Group’s “own use” operations. In the latter case, the amount of margin calls for such contracts reflects:

•	the mark-to-market for the period from the negotiation date for these contracts through to the date for the physical delivery of the underlying;

•	the amount of commercial debts or receivables (net of tax) between the physical delivery date for the underlying and the contract payment date.

In practice, the frequency and thresholds for adjusting margin calls are such that the difference between the balance on margin calls and the net position for transactions subject to margin calls is not particularly significant.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Detailed breakdown of commodity financial instruments subject to a margin call:

	Dec 31, 2007	Dec 31, 2006	Change
	(millions of euros)

Derivatives on commercial transactions	118	138	-20
Non-derivative assets and liabilities subject to a margin call (net of tax)
Trade receivables or payables	-47	-28	-19
Assets and liabilities of financial affiliates	-50	-49	-1
Subtotal non-derivative assets and liabilities	-97	-77	-20
Net fair value of contracts in “own use” activities subject to a margin call	116	-447	+563

Net position exposed to credit risk, before margin calls	137	-386	+523

Margin calls paid or received
Other receivables and payables	6	299	-293
Assets and liabilities of financial affiliates	80	234	-154
Subtotal margin calls	86	533	-447

Net position exposed to credit risk, after margin calls	223	144	+79

Commodity-related commitments

Natural gas and electricity commitments

Gas supplies in Europe are based primarily on long-term “take-or-pay” contracts. These long-term commitments make it possible to finance expensive production and transmission infrastructures. Under these contracts, the seller makes a long-term commitment to serve the buyer, subject to a commitment by the latter to pay minimum quantities whether it takes delivery of them or not. These commitments are combined with backup measures (force majeure) and flexible volumes making it possible to manage any uncertainties (primarily climatic) affecting demand, as well as random technical aspects.

In order to secure the availability in future years of the gas quantities required to supply its customers, Gaz de France uses a high proportion (around 80% of its supply portfolio) of this type of contract.

The competitiveness of these contracts is secured by way of indexed price adjustment formulas and revision mechanisms. Most of the Group’s gas procurement is negotiated through such contracts. At December 31, 2007, the Group’s commitments totaled 45 billion m3 for 2008, 172 billion m3 for the period from 2009 to 2011, and 471 billion m3 for 2011 and beyond.

Further, Gaz de France entered into forward natural gas purchases and sales contracts, primarily maturing under one year, in connection with its trading activity: gas purchases and sales on the short-term market and offers with price engineering for industrial clients.

At December 31, 2007, Gaz de France’s commitments represented 6.3 billion m3 of forward purchases contracts and 1.5 billion m3 of forward sales contracts.

At the request of the Directorate General of Competition of the European Commission and of the Commission for Energy Regulation, Gaz de France implemented a program of gas release on the gas exchange point of the Southern area of the transmission network in France. This gas release started in 2005 and regards 15 TWh per year during three years.

In order to meet its commitments to take delivery of determined volumes of gas, the Group was led to enter into contracts to book land and sea transport capacities and regasification facilities.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Moreover, subsidiaries in the Exploration and Production segment are committed to make minimum quantities of natural gas available to their customers. The corresponding commitment represented 18 billion m3 at December 31, 2007, including 4 billion m3 for under one year.

Gaz de France’s trading activities include purchases and sales of electricity futures and purchases of electricity options. At December 31, 2007, Gaz de France’s commitments represented 18.5 TWh of forward purchases contracts, 4.2 TWh of forward sales contracts and 2,3 TWh of optional purchases.

The following table presents the change in natural gas and electricity-related commitments:

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Long-term “take or pay” natural gas contracts (billion m3):
Within 1 year	45	47	51
From 1 year to 4 years	172	132	191
4 years and beyond	471	518	382

“Gas release” (TWh)	11	25	38

Natural gas forward purchase contracts (billion m3)	6.3	1.2	2
Natural gas forward sale contracts (billion m3)	1.5	N.S.	N.S.

Electricity forward purchase contracts (TWh)	20.8	14.8	9.7
Of which, firm purchases	18.5	9.9	3.9
Of which, optional purchases	2.3	4.9	5.8
Electricity forward sale contracts (TWh)	4.2	1.1	2.1

Exploration-Production Segment (billion m3):
Natural gas provision commitments	18	16	18
Of which at less than a year	4	3	4

Note 20.3 —	Sensitivity of earnings and equity to market risks

For its business, the Group uses financial instruments the measurement of which is sensitive to market risks.

These financial instruments that are exposed to market risks primarily include:

•	Trade receivables and payables denominated in a currency that is different from the functional currency of the holding entity, further to transactions negotiated by the Group in connection with all of its businesses. The measurement at amortized cost of these non-derivative financial assets and liabilities recognized on the balance sheet is sensitive to the exchange rates (EUR/USD or EUR/GBP) between the transaction currency and the euro;

•	Financial swaps, options, forward contracts and futures on underlying elements for commodities (natural gas, electricity, oil), negotiated in connection with its energy purchase/sale activity. The fair value measurement of these derivatives on the balance sheet is sensitive to:

•	commodity prices (natural gas, electricity or oil) due to the physical underlying exchanged at the end of the contract, or due to the indexing of the contract price on commodity prices;

•	exchange rates (EUR/USD or EUR/GBP) for the contract payment currency when this is different from the entity’s functional currency, or due to the indexing of the contract price on the exchange rate between the listing currency for the underlying commodities and the contract payment currency;

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

•	Floating rate borrowings, financial swaps, or options negotiated by the Group in connection with its financial activity. The measurement of such financial instruments on the balance sheet at either their amortized cost or their fair value is sensitive to:

•	the level of interest rates;

•	exchange rates (EUR/USD or EUR/GBP) for the contract payment currency when this is different from the entity’s functional currency;

•	Firm or optional currency forward contracts negotiated by the Group in connection with either its commercial activities, or in connection with its financing or investment activities. The fair value measurement of such derivatives on the balance sheet is sensitive to exchange rates (EUR/USD or EUR/GBP).

The following tables present the year-end sensitivity of the Group’s earnings and recyclable equity before tax to the main market risks that the Group is exposed to as a result of the financial instruments recorded on its balance sheet.

However, these tables do not factor in market risk exposure relating to:

•	non-financial balance sheet items (net investments abroad, stocks of raw materials, etc.);

•	inter-company deposits and loans denominated in currencies;

•	future transactions and firm commitments for contracts excluded from the scope of IAS 39 (natural gas or electricity supply or sale contracts considered under the Group’s “own use” activity, service provision contracts, simple leases, etc.).

When these elements are subject to cash-flow hedging, their sensitivity will offset the sensitivity indicated on the Group’s equity under cash-flow hedging derivatives.

On account of the small proportion of optional derivatives in the Group’s portfolios, the sensitivity analysis presented is representative of the total risk.

20.3.1.  Interest rate risk sensitivity

The impact of an increase in interest rates on the Group’s earnings in the event of a general shock on all forward prices representing +50 basis points would come out at -2.4 million euros before tax at December 31, 2007 (-10.3 million euros at December 31, 2006 and +2.2 million euros at December 31, 2005).

This impact reflects the net exposure after hedging for all of the Group’s financial assets and liabilities exposed to the interest rate risk.

In the event of such a shock, the interest rate derivatives included under cash-flow hedging for the interest rate risk on the Group’s borrowings would generate additional exposure for the Group’s equity representing +19.6 million euros before tax at December 31, 2007 (+15.5 million euros at December 31, 2006 and not significant at December 31, 2005).

20.3.2.  Currency risk sensitivity

Sensitivity to the exchange rate risk on EUR/USD and EUR/GBP on non-financial assets and liabilities primarily stems from payables denominated in currencies in relation to the Group’s natural gas suppliers.

As indicated above, exposure to the exchange rate risk linked to this payables denominated in currencies is overseen and managed through:

•	the application of pass-through mechanisms when building sales prices for eligible customers on the one hand, and regulated rates on the other; and

•	margin hedging on fixed price sales contracts based on financial swaps.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

At December 31, 2007, the sensitivity of the earnings to the EUR/GBP and EUR/NOK exchange rate risk is primarily linked to economic hedging transactions on translation gains or losses for inter-company deposits and loans.

The sensitivity of the Group’s equity to the EUR/USD exchange rate risk primarily reflects commodity derivatives denominated in the entity’s currency, but for which the price formulas contain indexing for oil on the one hand and EUR/USD on the other, which qualifies for cash-flow hedge for the risk related to natural gas supply or sale contracts that are indexed on prices for one or more oil products.

In this way, Gaz de France is a net buyer of commodity derivatives for hedging on natural gas purchases and sales that are sensitive to the EUR/USD exchange rate risk because the underlying elements for these derivative contracts are oil products traded in dollars. The amount of future cash flow hedged using these swaps may vary considerably from one year to the next depending on changes in net volumes of transactions requiring hedging on the one hand, and on changes in the prices for oil products on which the price of these transactions is indexed. These changes reflect significant variations in the sensitivity of the portfolios of commodity derivatives to the EUR/USD exchange rate risk. However, they do not have any significant impact on the net exposure of the Group’s cash flow after hedging.

Impact of a change in the EUR/USD exchange rate representing USD +0.10 for EUR 1.00:

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
EUR/USD exchange rate risk		Recyclable		Recyclable		Recyclable
USD +0.10 for EUR 1.00	Earnings	equity	Earnings	equity	Earnings	equity
	(millions of euros before tax)

Non-derivative financial assets and liabilities	+32.4	—	+29.0	—	+33.9	—
Cash-flow hedging derivative contracts	—	-45.0	—	-78.4	—	-17.3
Derivative contracts held for economic hedging, but not qualifying for hedging	+20.4	—	-6.1	—	-20.8	—
Derivative contracts held for arbitrage purposes	-3.6	—	-1.3	—	+1.9	—

Total EUR/USD exchange rate risk	+49.2	-45.0	+21.6	-78.4	+15.0	-17.3

Impact of a change in the EUR/GBP exchange rate representing GBP +0.10 for EUR 1.00 EUR:

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
EUR/GBP exchange rate risk		Recyclable		Recyclable		Recyclable
GBP +0.10 for EUR 1.00	Earnings	equity	Earnings	equity	Earnings	equity
(millions of euros before tax)

Non-derivative financial assets and liabilities	+5.8	—	+14.3	—	+6.5	—
Cash-flow hedging derivative contracts	—	—	—	+1.1	—	—
Derivative contracts held for economic hedging, but not qualifying for hedging	-36.7	—	-0.1	—	+4.2	—
Derivative contracts held for arbitrage purposes	—	—	+2.3	—	—	—

Total EUR/GBP exchange rate risk	-30.9	—	+16.5	+1.1	+10.7	—

The impact on the Group’s earnings of a change in the EUR/NOK exchange rate representing NOK + 0.80 for EUR 1.00 would come out at +53.0 million euros before tax at December 31, 2007 (no significant impact at December 31, 2006 or December 31, 2005). As mentioned above, such impact is primarily linked to economic hedging transactions on translation gains or losses for inter-company deposits and loans.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

20.3.3.  Price risk sensitivity for oil products

The sensitivity of the Group’s equity to the oil risk primarily reflects commodity derivatives that qualifies for cash-flow hedge of the risk related to natural gas supply or sale contracts indexed against the price of one or more oil products.

The high amount for the Group’s net equity exposure reflects a larger proportion of indexed purchase volumes than indexed sale volumes, with the difference corresponding to fixed-price sales, which are therefore not hedged for the sales price risk.

In this way, Gaz de France is a net buyer of hedging derivatives on natural gas purchases and sales, which are sensitive to the price risk for oil products because the underlying elements for these derivative contracts are oil products. The amount of future cash flows hedged using these swaps may vary considerably from one year to the next, depending on the change in net volumes of transactions requiring hedging. These changes reflect significant variations in the sensitivity of portfolios of commodity derivatives to the price risk for oil products. However, they do not have any significant impact on the net exposure of the Group’s cash flow after hedging.

The impact of an increase in oil prices in the event of a general shock on Dated Brent forward prices by +10.00 US dollars/bbl, as well as an equivalent increase on all of the other oil products included in Gaz de France’s balance sheet, estimated based on the product resulting from shock applied on the Dated Brent and the linear regression gradient between the respective prices of each oil products and those of the Dated Brent:

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
		Recyclable		Recyclable		Recyclable
Oil risk +10.00 US dollars/bbl	Earnings	equity	Earnings	equity	Earnings	equity
	(millions of euros before tax)

Cash-flow hedging derivatives contracts	—	+69.3	—	+162.2	—	+40.7
Derivative contracts held for economic hedging, but not qualifying for hedging	-25.2	—	+13.4	—	+41.5	—
Derivative contracts held for arbitrage purposes	-2.1	—	-2.4	—	-7.9	—

Total oil risk	-27.3	+69.3	+11.0	+162.2	+33.6	+40.7

20.3.4.  Natural gas price risk sensitivity

The impact of an increase in natural gas prices in the event of a general shock on forward prices for +3.00 euros/MWh, irrespective of the market point retained (NBP in the UK, Zeebrugge Hub in Belgium, etc.):

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
		Recyclable		Recyclable		Recyclable
Natural gas risk +3.00 Euros/MWh	Earnings	equity	Earnings	equity	Earnings	equity
	(millions of euros before tax)

Cash-flow hedging derivative contracts	—	+11.3	—	-23.7	—	-14.8
Derivative contracts held for economic hedging, but not qualifying for hedging	+42.1	—	-2.5	—	-15.1	—
Derivative contracts held for arbitrage purposes	-27.8	—	-16.6	—	+6.7	—

Total natural gas risk	+14.3	+11.3	-19.1	-23.7	-8.4	-14.8

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

20.3.5.  Electricity price risk sensitivity

The impact of an increase in electricity prices in the event of a general shock on forward prices for +5.00 euros/MWh, irrespective of the national market retained (France, UK, Germany, Spain, etc.):

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
		Recyclable		Recyclable		Recyclable
Electricity risk +5.00 Euros/MWh	Earnings	equity	Earnings	equity	Earnings	equity
	(millions of euros before tax)

Cash-flow hedging derivative contracts	—	-9.9	—	-3.0	—	-8.7
Derivative contracts held for economic hedging, but not qualifying for hedging	-0.9	—	+0.2	—	—	—
Derivative contracts held for arbitrage purposes	-2.4	—	+0.1	—	+19.4	—

Total electricity risk	-3.3	-9.9	+0.3	-3.0	+19.4	-8.7

7 — CASH FLOW STATEMENT

Note 21	— Cash flow statement

Reconciliation of capital expenditures with the balance sheet

		Dec 31,	Dec 31,	Dec 31,
	Note	2007	2006	2005
	(millions of euros)

Acquisitions of intangible assets	11	666	562	576
Acquisitions of tangible assets	12	2,003	1,837	1,234
Lease acquisitions		-10	-143	-9
Other		-107	-87	-52

Capital expenditures		2,552	2,169	1,749

Investing and financing non-cash transactions

	Dec 31,	Dec 31,	Dec 31,
	2007	2006	2005
	(millions of euros)

Lease acquisitions	10	143	9
AES Energia Cartagena tangible investments		671

8 — OTHER INFORMATION

Note 22 — Information on related parties

Note 22 —	1 Transactions with legal entities

The Group concluded various transactions with related companies, which were all carried out in the normal course of its activities.

In accordance with the Group policy, these transactions were carried out at current market conditions. They included:

•	commercial or financial relations between Gaz de France and its subsidiaries, in accordance with standard practices for transactions between the parent company and affiliates, primarily energy purchases and sales and cash pooling;

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

•	relations with EDF, with which a certain number of shared services exist, primarily for local public service operating activities through the EDF Gaz de France Distribution structure and for human resources management;

•	energy supplies and services for local authorities and State services.

Relations with EDF

On April 18, 2005, Gaz de France and EDF signed an agreement defining their relations concerning the distribution activities of EDF Gaz de France Distribution following the creation of the joint operator for gas and electricity distribution networks called EDF Gaz de France Distribution (“EGD”) on July 1, 2004.

EGD’s activities are carried out under conditions that guaranteed the accounting separation and strategic interests of each group. Certain expenses may first be recorded in the accounts of one of the two companies and then invoiced back to the other company, notably:

•	manpower services;

•	service deliveries, primarily IT, telecommunications and vehicle-related services.

As of December 31, 2007, the activities are no longer covered by EDF and Gaz de France SA: under French law 2006-1537 of December 7, 2006 governing the energy sector, which provides for the carve out of the natural gas and electricity distribution networks of the historical operators into separate subsidiaries, Gaz de France SA and its subsidiary GrDF signed a contract on July 20, 2007 for Gaz de France SA to transfer the natural gas distribution network management activity to GrDF, effective as of December 31, 2007.

Further, after winning the call for tenders issued by RTE in February 2005 for the building and operating of a power plant in Saint-Brieuc with a production capacity of around 200 MWel, Gaz de France and RTE signed an electricity production reservation contract on December 6, 2006 that will come into force as of 2010.

Relations with the Caisse Nationale des Industries Electriques et Gazières (CNIEG)

Relations with the CNIEG, which manages all of the retirement, disability and surviving spouse’s pensions for employees of EDF, Gaz de France and energy non-nationalized companies are presented in Note 17.

Relations with the French State

The French State holds a 79.8% stake in Gaz de France SA since the company’s initial public offering on July 8, 2005. Thus, the State has the possibility, like any majority shareholder, to control corporate decisions requiring the approval of shareholders.

In accordance with the legislation applicable for all companies in which the State is the majority shareholder, Gaz de France is subject to certain supervision procedures, notably economic and financial control by the State, control procedures by the national audit office and Parliament, as well as inspections by the general inspectorate for finance.

Public service missions in the energy sector are defined by the law of January 3, 2003. Their implementation, in the case of Gaz de France, is governed by a public service contract, in accordance with Article 1 of the law of August 9, 2004.

The contract, as approved by the Board of Directors of Gaz de France on March 22, 2005, was signed between Gaz de France and the French State on June 10, 2005. It sets out the public service obligations for the company, while highlighting some of them, such as the security of supplies and the continuity of services, as well as industrial safety. It also contains provisions concerning the means to be put in place by the operator to guarantee access to the public service for customers (including customers with limited resources), as well as the research and development policy and environmental protection. Furthermore, it sets the principles for multiyear changes in public distribution rates.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Note 22 —	2 Transactions with members of the Board of Directors and of the Executive Committee

Members of the Board of Directors who are employees of Gaz de France and members of the Executive Committee receive a compensation consisting of gross pay, bonuses, profit-sharing, additional amount and benefits in kind. They have been entitled to the employee offering in connection with Gaz de France’s initial public offering, under conditions identical to those applicable to all employees.

	2007	2006	2005
	(thousands of euros)

Short term benefits (employer’s contribution to social charges excluded)(1)	4,064	3,794	3,346
Short-term benefits: employer’s contribution to social charges	1,479	1,398	1,335
Post-employment benefits(2)	700	634	544
Other long term benefits(2)	53	103	66

(1)	includes gross pay, bonuses, profit-sharing, additional employer contributions and benefits in kind paid during the year.

(2)	Service costs

Further, members of the Board of Directors who are elected by the General Meeting receive attendance fees, which totaled 139,000 euros in 2007 (105,000 euros in 2006 and 21,000 euros in 2005).

Note 23	— Events after the balance sheet date

Pension system reform

In accordance with the “guidance document on the reform of special pension systems” issued by the French Ministry for Work, Labor Relations and Solidarity on October 10, 2007, the specific pension system for the gas and electricity industries was amended by Decree 2008-69 of January 22, 2008. This decree makes it possible to bring the system for these industries, further to a transition period, into line with the civil service system.

The amendments made will enter into force on July 1, 2008 and primarily concern:

•	the extension of the contribution period,

•	the implementation of a discount and premium mechanism,

•	the conditions for increasing the value of pensions.

During the transition phase, the contribution period required to benefit from a full-rate pension, set up until now at 150 quarters, will gradually rise to 160 quarters by December 1, 2012. It will then change in line with the civil service system.

The discount involves applying a financial penalty for employees who have not achieved the service period required to qualify for a full-rate pension. Conversely, the premium results in an increase in pensions for employees who work beyond the age of 60 and for more than 160 quarters of insurance contributions, subject to certain conditions.

The increase in the value of pensions and invalidity benefits will be calculated, as of January 1, 2009, based on the consumer price index excluding tobacco.

In connection with the overhaul of the pension system and in line with the principles set out by the guidance document, a first agreement was signed in parallel on January 29, 2008 for the gas and electricity industry branch. It notably provides for an increase in the national basic salary over 2008, applicable for both current and retired employees, as well as an adjustment to the compensation scale and amendment to end-of-career benefits. Other negotiations are continuing and other agreements may be signed over the next few months, notably with regard to factoring in the specific features of the various professions.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

Figures for the entire reform, including the support measures, as well as its impact on the accounts of Gaz de France are currently being determined.

Share buyback

At the combined general meeting on May 23, 2007, Gaz de France’s shareholders authorized, in the 6th resolution, the Board of Directors to buy back Gaz de France shares representing up to 5% of its capital. The maximum buyback price set by the general meeting represents 50 euros per share excluding acquisition costs.

At the Board meeting on December 19, 2007, Gaz de France’s Directors decided to implement a program to buy back Gaz de France shares with a view to their cancellation. This program was capped at 24,500,000 shares, representing approximately 2.5% of Gaz de France’s capital, and could represent up to 1,225 million euros excluding acquisition costs. This program, launched in January 2008, will end on November 23, 2008 at the latest.

Tax audit underway

Gaz de France is currently subject to a tax audit covering 2004 and 2005. The inspection is underway and the audits are continuing.

The auditors wanted to interrupt the prescription for 2004 by sending a letter in December 2007 with observations notably concerning business taxes (taxe professionnelle). However, Gaz de France believes that its position is supported, and no provisions have been recorded in this respect.

Fos Cavaou LNG terminal under construction

Following an incident during pre-commissioning tests on the terminal carried out on February 12, 2008 under the supervision of the consortium Sofregaz - Saipem - Tecnimont, the commissioning of the terminal, forecast until then for the second half of 2008, will be postponed to the first half of 2009.

Note 24	— Scope

			Percentage interest
		Method	December	December	December
Companies	Country	2007	2007	2006	2005

GAZ DE FRANCE	France	Parent Company	Parent Company	Parent Company	Parent Company
Energy Supply and Services
Exploration-Production
GDF Britain Group	United Kingdom	F	100.00	100.00	100.00
Efog(1)	United Kingdom	P	22.50	22.50	22.50
GDF Production Nederland	Netherlands	F	100.00	100.00	100.00
GDF Holding Noordze	Netherlands	F	100.00	100.00	100.00
N.G.T.	Netherlands	P	38.57	38.57	38.57
GDF Exploration Algeria	Netherlands	F	100.00	100.00	100.00
GDF Exploration Egypt	Netherlands	F	100.00	100.00	100.00
GDF Exploration Germany	Netherlands	F	100.00	100.00	100.00
GDF Exploration Lybia	Netherlands	F	100.00	100.00	100.00
GDF Exploration Mauritania	Netherlands	F	100.00	100.00	—
GDF Exploration UK	Netherlands	F	—	Liquidated	100.00
GDF Participation Nederland	Netherlands	F	100.00	100.00	100.00
E.E.G. Group	Germany	F	Merged	100.00	100.00

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Percentage interest
		Method	December	December	December
Companies	Country	2007	2007	2006	2005

Gaz de France Production Exploration Deutschland	Germany	F	100.00	100.00	100.00
Gaz de France Norge	Norway	F	100.00	100.00	100.00
Production North Sea Netherlands	United States	F	100.00	100.00	100.00
Enerci	Ivory Coast	F	100.00	—	—
GDF Investments Netherlands	United Kingdom	F	—	Liquidated	100.00
Investments Gas Holdings	United Kingdom	F	—	Liquidated	100.00
Purchase and sale of energy
Messigaz	France	F	100.00	100.00	100.00
GDF International Trading	France	F	100.00	100.00	100.00
G.D.F. Armateur	France	F	100.00	100.00	100.00
GDF Armateur 2	France	F	100.00	100.00	100.00
GDF Méthane Investissements 2	France	F	100.00	100.00	100.00
GDF Méthane Investissements 3	France	F	100.00	100.00	100.00
GazTransport et Technigaz	France	E	40.00	40.00	40.00
Méthane Transport	France	P	50.00	50.00	50.00
NYK Armateur	France	P	40.00	40.00	40.00
Gaselys	France	P	51.00	51.00	51.00
Gaselys UK	United Kingdom	P	Sold	51.00	51.00
GDF Energy Supply & Solutions Group	United Kingdom	F	100.00	100.00	100.00
Med lng & Gas	United Kingdom	P	50.00	50.00	50.00
GDF Supply Trading & Marketing	Netherlands	F	100.00	100.00	100.00
Etac	Netherlands	E	—	—	80.00
AES Energia Cartagena	Spain	F	26.00	26.00	—
GDF Comercializadora	Spain	F	100.00	—	—
Maïa Eolis	France	P	49.00	49.00	—
Cycofos	France	F	100.00	100.00	—
DK6	France	F	100.00	100.00	100.00
Savelys Group (ex CGST-Save)	France	F	100.00	100.00	100.00
Erelia	France	F	95.00	—	—
Société Eolienne de la Haute Lys	France	F	100.00	—	—
GDF Energie Renouvelable	France	F	100.00	—	—
GDF Energy Deutschland	Germany	F	100.00	100.00	100.00
GDF Investissements 24	France	F	100.00	100.00	100.00
GDF Investissements 29	France	F	100.00	100.00	100.00
Banque SOLFEA	France	P	54.72	54.72	54.72
GNL Transport Investissements	France	F	100.00	100.00	100.00
GNL Marine Investissements	France	F	100.00	100.00	100.00
Services
Cofathec Group	France	F	100.00	100.00	100.00

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Percentage interest
		Method	December	December	December
Companies	Country	2007	2007	2006	2005

Finergaz Group	France	F	100.00	100.00	100.00
GNVert	France	F	100.00	100.00	100.00
Thion Group	France	E	34.00	34.00	34.00
Infrastructures
Transmission-Storage
GRTgaz	France	F	100.00	100.00	100.00
Société du Terminal Méthanier de Fos Cavaou	France	F	69.70	69.70	—
Megal GmbH	Germany	P	44.00	44.00	43.00
Gaz de France Deutschland	Germany	F	100.00	100.00	100.00
Gaz de France Deutschland Transport	Germany	F	100.00	100.00	100.00
Segeo	Belgium	E	25.00	25.00	25.00
Storage Limited	United Kingdom	F	100.00	—	—
Distribution France
GrDF	France	F	100.00	—	—
Gaz de Strasbourg	France	E	24.90	24.90	24.90
Transmission and Distribution International
Italcogim Group	Italy	E	—	Transferred	40.00
Arcalgas Energie	Italy	E	—	Transferred	42.65
Arcalgas Progetti	Italy	E	—	Transferred	44.17
RETI Group	Italy	E	70.50	68.50	—
VENDITE Group(2)	Italy	F	60.00	40.00	—
Energie Investimenti (ex GDF Milano)(3)	Italy	F	60.00	40.00	100.00
Gasag Group	Germany	P	31.57	31.57	31.57
SPE Group(4)	Belgium	E	25.50	25.50	25.50
Portgas	Portugal	E	12.67	12.67	12.67
Egaz-Degaz	Hungary	F	99.74	—	—
Degaz	Hungary	F	Merged	99.77	99.77
Egaz	Hungary	F	Merged	99.42	99.42
Egaz Degaz Network	Hungary	F	99.74	—	—
Edenergia	Hungary	F	100.00	—	—
Distrigaz Sud	Romania	F	40.80	40.80	51.00
Pozagas	Slovakia	P	43.37	43.37	43.38
Slovensky Plynarensky Priemysel Group (SPP)	Slovakia	P	24.50	24.50	24.50
Nafta Group	Slovakia	P	13.50	13.50	—
GDF Québec Group	Canada	F	100.00	100.00	100.00
Noverco Group	Canada	E	17.56	17.56	17.56

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

			Percentage interest
		Method	December	December	December
Companies	Country	2007	2007	2006	2005

Energia Mayakan	Mexico	F	67.50	67.50	67.50
Servicios Mayakan	Mexico	F	67.50	67.50	67.50
Compania Gasoductos del Bajio	Mexico	F	100.00	100.00	100.00
Gasoductos del Bajio	Mexico	F	100.00	100.00	100.00
MI Comercializadora	Mexico	F	100.00	100.00	100.00
MI Consultadores	Mexico	F	100.00	100.00	100.00
MI Servicios	Mexico	F	100.00	100.00	100.00
Transnatural	Mexico	P	50.00	50.00	50.00
Consorcio Mexigaz	Mexico	F	100.00	100.00	100.00
Natgasmex	Mexico	F	100.00	100.00	100.00
Tamauligas	Mexico	F	100.00	100.00	100.00
Gaseba	Argentina	F	—	Sold	100.00
Gaseba Uruguay	Uruguay	F	—	Sold	51.00
Gas del Sur	France	F	100.00	100.00	100.00
GDF Styrie Investissements	France	F	100.00	100.00	100.00
Laurentides Investissements	France	F	100.00	100.00	100.00
GDF Investissements 35	France	F	100.00	100.00	100.00
Verona Investissements	France	F	100.00	100.00	100.00
Segebel	Belgium	P	50.00	50.00	50.00
MI del Bajio Marketing	Netherlands	F	100.00	100.00	100.00
Merida Pipeline	Netherlands	F	67.50	67.50	67.50
Mayakan Pipeline	Netherlands	F	67.50	67.50	67.50
Slovak Gas Holding	Netherlands	P	50.00	50.00	50.00
Romania Gas Holding	Netherlands	F	80.00	80.00	—
Merida Holding	Barbados	F	67.50	67.50	67.50
GDFESS Marketer	United Kingdom	F	100.00	100.00	100.00
Other
Cogac	France	F	100.00	100.00	100.00
GDF International	France	F	100.00	100.00	100.00
S.F.I.G.	France	F	100.00	100.00	100.00
Société Immobilière Assomption La Fontaine	France	F	100.00	100.00	100.00
GDF Production Investissements	France	F	—	Merged	100.00
Mexico Investissements	France	F	—	Merged	100.00
GDF Production Investissements Netherlands	France	F	—	Merged	100.00
GDF Berliner Investissements	France	F	—	Merged	100.00
GDF Investissements 2	France	F	—	Merged	100.00

Information regarding the consolidation method of the following subsidiaries:

•	Gaselys: joint control with Société Générale results in the use of the proportionate consolidation method.

Note C — SUPPLEMENTAL DISCLOSURES ON THE BALANCE SHEET,
INCOME STATEMENT AND CASH FLOW STATEMENT — (Continued)

•	SPP Group: joint control with the Slovakian State and the company Rhurgas results in the use of the proportionate consolidation method.

•	Noverco Group: the power to participate in financial and operational policy decisions results in consolidation by the equity method.

•	Banque Solfea joint control with the Cofinoga Group results in the use of the proportionate consolidation method.

•	AES Energia Cartagena: the control exercised by the Group results in the use of the full consolidation method.

•	RETI Group: only 18.5% of the shares are entitled to a voting right, in addition the power to participate in financial and operational policy decisions results accounting under the equity method.

(1) Efog was consolidated for the first time using the proportionate consolidation method at February 1, 2007.

(2) Since October 1, 2007, the VENDITE Group has been 60% consolidated using the full consolidation method (previously recognized using the equity method for 40% from January 1 to June 30, 2007, and under proportionate consolidation for 40% from July 1 to September 30, 2007).

(3) Since October 1, 2007, Energie Investimenti has been 60% consolidated using the full consolidation method (previously proportionate consolidation for 40%).

(4) Since December 1, 2007, the SPE Group has been recognized using the equity method for 25.50% (previously proportionate consolidation for 25.50%).

Note 25	— Main exchange rates

The main exchange rates used outside of the eurozone are listed below:

	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
	Average	Closing	Average	Closing	Average	Closing
	rate	rate	rate	rate	rate	rate

Currencies / EURO
USD U.S. dollar	1.37	1.47	1.26	1.32	1.24	1.18
CAD Canadian dollar	1.47	1.44	1.42	1.53	1.51	1.37
HUF Hungarian forint	251.32	253.73	264.13	251.77	248.04	252.87
CHF Swiss franc	1.64	1.65	1.57	1.61	1.55	1.56
SKK Slovak krown	33.78	33.58	37.21	34.43	38.59	37.88
GBP English pound	0.68	0.73	0.68	0.67	0.68	0.69
MXN Mexican peso	14.98	16.07	13.70	14.23	13.57	12.54
NOK Norwegian krone	8.02	7.96	8.05	8.24	8.01	7.98
ROL Romanian lei	3.34	3.61	3.52	3.38	3.62	3.68

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities,” and regulations of the U.S. Securities and Exchange Commission (SEC), this section provides supplemental information with data reported upon under International Financial Reporting Standards (IFRS) on our natural gas and oil exploration and producing activities.

Our disclosures by geographic area for our consolidated operations include Germany, Norway, the United Kingdom (“UK”), the Netherlands, North Africa (Other) and Kazakhstan (for six months). Our subsidiary EEG’s stake in Kazakhstan was sold in July 2006. In April 2007 an additional 51% stake in Enerci on the Ivory Coast was acquired. This gave us full ownership of Enerci and was consolidated for the first time in 2007, it has been disclosed for 2007 in the column Other. We have no significant reserves or production in France.

In 2006 our operation in the North Sea (UK) through E.F. Oil and Gas Limited (“Efog”) was consolidated by the equity method and therefore, related information is presented in the “Equity Affiliate” column of the tables below. As of the beginning of February 2007, an amendment to the shareholders’ agreement (without any additional interest) gave us joint control over the company, justifying a change to the proportionate consolidation method. For the full year 2007, this operation is included in the UK column of the tables below. For the year ended December 31, 2007, our share of Efog’s revenues and results of operations from producing activities amounted to € 241 million and € 92 million, respectively. Our share of Efog’s natural gas and oil reserves represented 130 billions of standard cubit feet of gas equivalent at December 31, 2007 (60 billions of standard cubit feet of gas and 12,5 millions of barrels of oil and natural gas liquids).

Results of Operations

The results of operations for producing activities shown below are presented in accordance with Statement of Financial Accounting Standards No. 69. As such, it does not include earnings from other activities that the Company includes in the Exploration-Production segment, such as gas and oil transportation operations.

								Consolidated
	Germany	Norway	UK		Netherlands	Other		Operations
	(Millions of euros)

Year ended December 31, 2007
Revenues from sale of gas and oil to third parties	503	200	425		475	18		1,621
Production costs	-212	-68	-63		-89	-5		-437
Exploration costs	-9	-36	-13		-2	-43		-103
Depreciation, depletion and amortization	-96	-49	-81		-121	-7		-354
Other costs	-6	-1	44	(2)	-8	8	(3)	37

Results before income taxes	180	46	312		255	-29		764
Income tax expenses	14	13	-158		-124	9		-246

Results of operations from producing activities(1)	194	59	154		131	-20		518

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

								Consolidated	Equity
	Germany		Norway	UK	Netherlands	Kazakhstan	Other	Operations	Affiliate
	(Millions of euros)

Year ended December 31, 2006
Revenues from sale of gas and oil to third parties	555		170	253	510	85	—	1,573	307
Production costs	-234		-37	-53	-80	-16	-7	-427	-18
Exploration costs	-4		-10	-7	-10	—	-55	-86	—
Depreciation, depletion and amortization	-91		-30	-92	-102	-4	—	-319	-32
Other costs	190	(4)	-2	-2	-7	1	—	180	-3

Results before income taxes	416		91	99	311	66	-62	921	254
Income tax expenses	-144		-35	-64	-146	-27	20	-396	-147

Results of operations from producing activities(1)	272		56	35	165	39	-42	525	107

(1):	Excluding the corporate overheads and interest costs

(2):	Other costs includes gains on sale of businesses, fixed assets and financial income of €52 million

(3):	Other costs includes gains on sale of businesses and fixed assets of €9 million

(4):	Other costs includes gains on sale of businesses and fixed assets of €188 million

Natural Gas and Oil Exploration and Production Costs

The following tables set forth natural gas and oil exploration and production costs for December 31, 2007 and 2006 (in € millions):

						Consolidated
At December 31, 2007	Germany	Norway	UK	Netherlands	Other	Operations
	(Millions of euros)

Natural gas and oil properties
Proved Properties	1,778	1,435	927	986	65	5,191
Unproved Properties	260	55	104	21	64	504

Gross Capitalized costs	2,038	1,490	1,031	1,007	129	5,695
Less: Accumulated depreciation and depletion	-1,092	-190	-681	-566	-19	-2,548

Net Capitalized costs	946	1,300	350	441	110	3,147
Asset retirement liability	167	50	40	171	2	430
Property acquisition costs
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Development costs	52	321	46	100	8	527
Exploration costs	19	51	60	20	50	200

Total costs incurred	71	372	106	120	58	727

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

							Consolidated	Equity
At 31 December, 2006	Germany	Norway	UK	Netherlands	Kazakhstan(1)	Other	Operations	Affiliate
	(Millions of euros)

Natural gas and oil properties
Proved Properties	1,714	1,066	498	850	—	27	4,155	490
Unproved Properties	291	43	100	26	—	75	535

Gross Capitalized costs	2,005	1,109	598	876	—	102	4,690	490
Less: Accumulated depreciation and depletion	-1,017	-136	-388	-451	—	-3	-1,995	-275

Net Capitalized costs	988	973	210	425	—	99	2,695	215
Asset retirement liability	168	40	24	146	—	—	378	16
Property acquisition costs
Proved
Unproved Development costs	25	240	74	76	3	25	443	8
Exploration costs	9	28	21	16	—	113	187	—

Total costs incurred	34	268	95	92	3	138	630	8

(1):	EEG’s stake in Kazakhstan was sold in July 2006.

Natural Gas and Oil Reserves

The following information describes changes during the years and balances of proved natural gas and oil reserves at year-end 2005, 2006 and 2007. The reserves are calculated in accordance with SEC regulations and interpretations and the requirements of the Financial Accounting Standards Board.

Proved natural gas and oil reserves are the estimated quantities of natural gas, natural gas liquids and crude oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

						Consolidated	Equity
Natural Gas	Germany	Norway	UK	Netherlands	Kazakhstan	Operations	Affiliate
	Billion Cubic Feet (Bcf)

Reserves as of December 31, 2005	645	508	143	151	21	1,468	90
Changes attributable to:
Revisions of previous estimates	-12	102	7	22		119	-6
Purchases of reserves in place
Extensions and discoveries	17		3	299		319
Sales of reserves in place			-22		-20	-42
Production	-74		-32	-86	-1	-193	-17

Reserves as of December 31, 2006	576	610	99	386	—	1,671	67

Reserves as of December 31, 2006 with North Sea operations proportionally consolidated	576	610	166	386	—	1,738

Changes attributable to:
Revisions of previous estimates	-6	1	16	47		58
Purchases of reserves in place
Extensions and discoveries		257	6	22		285
Sales of reserves in place			-22	—		-22
Production	-66	-1	-39	-85		-191

Reserves as of December 31, 2007	504	867	127	370		1,868

						Consolidated	Equity
Crude Oil and Natural Gas Liquids	Germany	Norway	UK	Netherlands	Kazakhstan	Operations	Affiliate
	Million Barrels of Oil (MMbo)

Reserves as of December 31, 2005	39.7	28.6	1.6	0.3	36.4	106.6	19.4
Changes attributable to:
Revisions of previous estimates	-4.1	2.3	0.1			-1.7	-1.3
Purchases of reserves in place
Extensions and discoveries				0.3		0.3
Sales of reserves in place					-34.4	-34.4
Production	-3.5	-3.3	-0.3	-0.1	-2.0	-9.2	-4.0

Reserves as of December 31, 2006	32.1	27.6	1.4	0.5	0.0	61.6	14.1

Reserves as of December 31, 2006 with North Sea operations proportionally consolidated	32.1	27.6	15.5	0.5	0.0	75.7
Changes attributable to:
Revisions of previous estimates	8.7	1.7	2.2	0.2		12.8
Purchases of reserves in place
Extensions and discoveries		22.6				22.6
Sales of reserves in place			-0.2			-0.2
Production	-3.3	-3.9	-4.2	-0.1		-11.5

Reserves as of December 31, 2007	37.5	48	13.3	0.6		99.4

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

						Consolidated	Equity
Combined	Germany	Norway	Uk	Netherlands	Kazakhstan	Operations	Affiliate
	Billion Cubic Feet Gas Equivalent (BcfGE)

Reserves as of December 31, 2005	868	669	152	152	225	2,066	199
Changes attributable to:
Revisions of previous estimates	-35	114	8	22		109	-13
Purchases of reserves in place
Extensions and discoveries	17		3	301		321
Sales of reserves in place			-22		-213	-235
Production	-94	-18	-35	-87	-12	-246	-39

Reserves as of December 31, 2006	756	765	106	388		2,015	147

Reserves as of December 31, 2006 with North Sea operations proportionally consolidated	756	765	253	388		2,162
Changes attributable to:
Revisions of previous estimates	43	11	28	48		130
Purchases of reserves in place						0
Extensions and discoveries		384	6	22		412
Sales of reserves in place			-23			-23
Production	-85	-23	-63	-85		-256

Reserves as of December 31, 2007	714	1,137	201	373		2,425

						Consolidated	Equity
Proved Developed Reserves	Germany	Norway	UK	Netherlands	Kazakhstan	Operations	Affiliate

Combined
Billion Cubic Feet Gas Equivalent (BcfGE)
December 31, 2005	699	57	117	146	152	1,171	174
December 31, 2006	633	62	80	328		1,103	127
December 31, 2007	625	218	186	310		1,339
Natural Gas
Billion Cubic Feet (Bcf)
December 31, 2005	479	19	115	145	16	774	75
December 31, 2006	454	21	74	325		874	57
December 31, 2007	417	153	119	308		997
Crude Oil and Natural Gas liquids
Million Barrels of Oil (MMbo)
December 31, 2005	39.3	6.8	0.4	0.3	24.3	71.1	17.5
December 31, 2006	31.9	7.2	1.2	0.4		40.7	12.4
December 31, 2007	36.9	11.6	11.9	0.4		60.8

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

Standardized Measures of Discounted Future Net Cash Flows

Estimated discounted future net cash flows and changes therein were determined in accordance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities”. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

Future cash inflows are computed by applying year-end prices of natural gas and oil relating to the Company’s proved reserves to the year-end quantities of those reserves.

The assumptions used to compute estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, or their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized.

Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Also included in this caption are asset retirement obligations.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved natural gas and oil reserves. Permanent differences in natural gas and oil related tax credits and allowances are recognized.

An annual discount rate of 10% was used to reflect the timing of the future net cash flows relating to proved natural gas and oil reserves.

While due care was taken in its preparation, we do not represent that this data is the fair value of our natural gas and oil properties, or a fair estimate of the present value of cash flows to be obtained from their development and production.

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

Information with respect to the Company’s estimated discounted future cash flows from its natural gas and oil properties for the years ended December 31, 2007 and 2006 is as follows:

					Consolidated	Equity
	Germany	Norway	UK	Netherlands	Operations	Affiliate
	(Millions of euros)

December 31, 2007
Future Cash Inflows	5,333	8,059	1,757	2,330	17,479	—
Future production costs	-1,806	-1,457	-283	-549	-4,095	—
Future development costs	-419	-1,365	-152	-203	-2,139	—
Future income tax expenses	-912	-3,312	-707	-674	-5,605	—

Undiscounted future net cash flows	2,196	1,925	615	904	5,640	—
10% discount for estimated timing of cash flows	925	920	120	206	2,171	—

Standardized measure of discounted net cash flows	1,271	1,005	495	698	3,469
December 31, 2006
Future Cash Inflows	3,468	5,082	541	2,333	11,424	957
Future production costs	-1,388	-907	-149	-540	-2,984	-131
Future development costs	-322	-294	-61	-177	-854	-84
Future income tax expenses	-664	-2,719	-200	-699	-4,282	-427

Undiscounted future net cash flows	1,094	1,162	131	917	3,304	315
10% discount for estimated timing of cash flows	451	467	25	244	1,187	59

Standardized measure of discounted net cash flows	643	695	106	673	2,117	256

Standardized measure of discounted net cash flows, with North Sea operations proportionally consolidated	643	695	362	673	2,373

Note D — SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION
AND PRODUCING ACTIVITIES (UNAUDITED) — (Continued)

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas and Oil Reserves:

						Consolidated	Equity
	Germany	Norway	UK	Netherlands	Kazakhstan	Operations	Affiliate
	(Millions of euros)

As of December 31, 2005	1,011	961	464	241	385	3,062	409
Sales and transfers of oil and gas produced, net of production costs	-337	-131	-228	-407	-70	-1,173	-348
Net changes in prices and production costs related to future production	-432	-905	-404	141		-1,600	-117
Development costs incurred during the period	25	214	65	77	3	384	13
Changes in estimated future development costs	-54	-67	-19	-39	8	-171	-24
Revisions of previous quantity estimates	-74	266	5	81		278	-58
Purchases (sales) of reserves in place			-67		-622	-689
Accretion of discount	162	219	82	43	62	568	82
Net change in income taxes	225	303	186	-327	234	621	52
Extension discovery	19		8	890		917
Others	98	-165	14	-27		-80	247

As of December 31, 2006	643	695	106	673		2,117	256

As of December 31, 2006 with North Sea operations proportionally consolidated	643	695	362	673		2,373
Sales and transfers of oil and gas produced, net of production costs	-290	-136	-344	-371		-1,141
Net changes in prices and production costs related to future production	811	-142	433	57		1,159
Development costs incurred during the period	40	157	22	51		270
Changes in estimated future development costs	-25	-58	-51	-34		-168
Revisions of previous quantity estimates	100	58	147	135		440
Purchases (sales) of reserves in place			-65			-65
Accretion of discount	103	171	75	119		468
Net change in income taxes	-115	260	-94	31		82
Extension discovery		3	12	50		65
Others	4	-3	-2	-13		-14

As of December 31, 2007	1,271	1,005	495	698		3,469

INDEX TO SUEZ CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firms	F-138
Suez Consolidated Balance Sheets	F-139
Suez Consolidated Income Statements	F-141
Suez Consolidated Cash Flow Statements	F-142
Suez Consolidated Statements of Changes in Equity	F-143
Statement of Recognized Income and Expense	F-144
Notes to the Consolidated Financial Statements	F-145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres
185, avenue Charles de Gaulle	41, rue Ybry
BP 136	92576 Neuilly-sur-Seine Cedex
92203 Neuilly-sur-Seine Cedex	S.A.S. à capital variable
S.A. au capital de € 1.723.040
Commissaire aux Comptes	Commissaire aux Comptes
Membre de la compagnie régionale de Versailles	Membre de la compagnie régionale de Versailles

To the Shareholders and Directors of Suez S.A.

We have audited the accompanying consolidated balance sheets of Suez S.A. and its subsidiaries (the “Group”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, changes in equity, recognized income and expense, and cash flow for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suez S.A. and subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

DELOITTE & ASSOCIES		ERNST & YOUNG et Autres

/s/ Jean-Paul PICARD	/s/ Pascal Pincemin	/s/ Pascal Macioce	/s/ Nicole MAURIN

Neuilly-sur-Seine, France
April 7, 2008

SUEZ CONSOLIDATED BALANCE SHEETS

	Notes	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
			(in millions of euros)

ASSETS
Non-current assets
Intangible assets, net	10	3,497.7	3,488.1	3,453.5
Goodwill	9	14,902.8	13,404.6	13,033.2
Property, plant and equipment, net	11	22,597.1	21,002.8	20,212.4
Available-for-sale securities	14	4,120.7	2,816.5	2,671.5
Loans and receivables carried at amortized cost	14	2,107.0	2,170.1	2,440.2
Derivative instruments (incl. commodity derivatives)	14	1,140.1	1,014.1	2,145.9
Investments in associates	12	1,214.3	1,259.7	3,154.9
Other non-current assets	17	730.5	778.8	1,686.5
Deferred tax assets	7	1,085.0	871.0	1,225.2

Total Non-Current Assets		51,395.2	46,805.7	50,023.3

Current assets
Loans and receivables carried at amortized cost	14	331.3	298.8	194.0
Derivative instruments (incl. commodity derivatives)	14	3,363.3	3,318.6	4,533.3
Trade and other receivables	14	11,869.3	10,412.2	10,394.7
Inventories	16	1,571.8	1,483.4	1,344.8
Other current assets	17	2,556.5	2,336.6	2,693.1
Financial assets at fair value through income	14	1,319.5	833.0	885.6
Cash and cash equivalents	14	6,720.2	7,946.3	10,374.4

Total Current Assets		27,732.0	26,628.9	30,419.8

Total Assets		79,127.2	73,434.6	80,443.1

SUEZ CONSOLIDATED BALANCE SHEETS — (Continued)

	Notes	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
			(in millions of euros)

LIABILITIES AND EQUITY
Shareholders’ equity		22,192.8	19,503.8	16,255.9
Minority interests		2,668.1	3,060.0	2,567.3

Total Equity	18	24,860.9	22,563.8	18,823.2

Non-current liabilities
Provisions	19	8,448.5	8,419.7	9,118.8
Long-term borrowings	14	14,526.0	13,000.6	16,406.9
Derivative instruments (incl. commodity derivatives)	14	800.9	711.7	2,191.7
Other financial liabilities	14	778.0	467.5	858.5
Other non-current liabilities		1,004.5	917.3	949.5
Deferred tax liabilities	7	1,643.6	1,444.5	1,165.8

Total Non-Current Liabilities		27,201.5	24,961.3	30,691.2

Current liabilities
Provisions	19	1,106.6	1,366.1	1,724.4
Short-term borrowings	14	7,129.8	6,678.5	9,079.9
Derivative instruments (incl. commodity derivatives)	14	3,201.9	3,369.5	5,188.9
Trade and other payables	14	10,038.1	9,209.4	10,078.8
Other current liabilities		5,588.4	5,286.0	4,856.7

Total Current Liabilities		27,064.8	25,909.5	30,928.7

Total Equity and Liabilities		79,127.2	73,434.6	80,443.1

The accompanying notes are an integral part of these consolidated financial statements.

SUEZ CONSOLIDATED INCOME STATEMENTS

	Notes	2007	2006	2005
			(in millions of euros)

Revenues		47,475.4	44,289.2	41,488.9
Purchases		-21,289.4	-21,010.0	-18,678.7
Personnel costs		-8,141.5	-7,640.8	-7,902.9
Depreciation, amortization and provisions		-1,912.7	-1,684.8	-1,701.9
Other operating income and expenses, net		-10,956.4	-9,457.1	-9,303.2

INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	4	5,175.4	4,496.5	3,902.2

Mark-to-market on commodity contracts other than trading instruments		67.8	17.1	-151.1
Impairment of property, plant and equipment, intangible assets and financial assets		-132.0	-150.3	-657.9
Restructuring costs		-42.6	-88.8	-101.5
Disposals of assets, net		339.4	1,093.1	1,529.9

INCOME FROM OPERATING ACTIVITIES	5	5,408.0	5,367.6	4,521.6

Financial expenses		-1,709.5	-1,610.6	-1,582.2
Financial income		987.3	879.6	856.9
Net financial loss	6	-722.1	-731.0	-725.3
Income tax expense	7	-527.5	-815.1	-585.3
Share in net income of associates	12	457.9	372.7	565.5

NET INCOME		4,616.3	4,194.2	3,776.5
Minority interests		692.7	587.9	1,263.8
Net income Group share		3,923.5	3,606.3	2,512.7

Earnings per share	8	3.09	2.86	2.39

Diluted earnings per share	8	3.04	2.83	2.36

The accompanying notes are an integral part of these consolidated financial statements.

SUEZ CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2007	2006	2005
			(in millions of euros)

Net income		4,616.3	4,194.2	3,776.5
− Share in net income of associates		-457.9	-372.7	-565.5
+ Dividends received from associates		229.8	355.7	467.1
− Net depreciation, amortization and provisions		1,925.3	1,743.3	2,242.7
− Net capital gains on disposals (incl. reversals of provisions)		-339.4	-1,097.7	-1,652.9
− Mark-to-market on commodity contracts other than trading instruments		-67.8	-17.1	151.1
− Other items with no cash impact		110.8	31.7	21.4
− Income tax expense		527.5	815.1	585.3
− Net financial loss		722.1	731.0	725.3
Cash generated from operations before income tax and working capital requirements		7,266.6	6,383.5	5,750.9
+ Tax paid		-1,005.6	-985.4	-722.9
Change in working capital requirements		-244.3	-225.9	797.5

Cash flow from (used in) operating activities		6,016.6	5,172.2	5,825.5

Acquisitions of property, plant and equipment and intangible assets		-3,129.7	-2,367.6	-2,667.1
Acquisitions of entities net of cash and cash equivalents acquired(1)		-1,508.3	-1,088.2	-9,060.2
Acquisitions of available-for-sale securities		-1,361.9	-315.6	-526.6
Disposals of property, plant and equipment and intangible assets		131.1	181.8	355.0
Disposals of entities net of cash and cash equivalents sold		554.9	2,009.9	1,972.9
Disposals of available-for-sale securities		406.3	777.8	650.1
Interest received on non-current financial assets		116.0	151.3	69.8
Dividends received on non-current financial assets		202.4	288.7	134.3
Change in loans and receivables originated by the Group and other		-92.1	-4.0	79.7

Cash flow from (used in) investing activities		-4,681.2	-365.9	-8,992.0

Dividends paid		-1,968.5	-1,720.9	-1,521.6
Repayment of borrowings and debt		-7,579.0	-8,744.0	-3,245.8
Change in financial assets at fair value through income		-265.3	346.3	-538.4
Interest paid		-1,230.9	-1,081.4	-1,029.2
Interest received on cash and cash equivalents		272.8	326.9	347.3
Increase in borrowings and debt		8,478.7	3,538.3	8,515.5
Increase in capital(1)		832.9	162.4	2,962.1
Assignment of litigious receivables				995.4
Treasury stock movements		-1,058.2	234.3	2.9

Cash flow from (used in) financing activities		-2,517.5	-6,938.1	6,488.3

Effect of changes in consolidation method, exchange rates and other		-44.0	-296.3	166.3

TOTAL CASH FLOW FOR THE PERIOD		-1,226.1	-2,428.1	3,488.2

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,946.3	10,374.4	6,886.2
CASH AND CASH EQUIVALENTS AT END OF PERIOD		6,720.2	7,946.3	10,374.4

(1) In 2005, this item does not include €2,414 million corresponding to the issue of SUEZ shares as part of the cash and share bid for Electrabel.

The accompanying notes are an integral part of these consolidated financial statements.

SUEZ CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Consolidated
			Additional	reserves	Fair value		Cumulative
	Number of	Share	paid-in	and net	adjustments	Treasury	translation	Shareholders’	Minority
(in € millions)	shares	capital	capital	income	and other	stock	adjustment	equity	interests	Total

Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	-316.7	-63.7	-352.3	-156.2	7,773.8	5,054.4	12,828.2

Income and expense recognized directly in equity				630.5	101.0	-3.0	748.5	1,477.0	159.7	1,636.7
Net income				2,512.7				2,512.7	1,263.8	3,776.5
Conversion of bonds	11,665,701	23.3	183.5					206.8		206.8
Employee share issues and share-based payment	17,315,417	34.6	266.2	35.5				336.3		336.3
Capital increase	221,309,751	442.6	4,307.4					4,750.0		4,750.0
Dividends paid				-806.7				-806.7	-714.5	-1,521.2
Net acquisitions of treasury stock				3.3		-0.4		2.9		2.9
Other changes				3.1				3.1	-3,196.1	-3,193.0
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	-355.7	592.3	16,255.9	2,567.3	18,823.2

Income and expense recognized directly in equity					842.9		-349.9	493.0	-84.5	408.5
Net income				3,606.3				3,606.3	587.9	4,194.2
Employee share issues and share-based payment	6,388,344	12.8	149.3	42.9				205.0		205.0
Non-cash capital increase	299,804	0.6	6.2					6.8		6.8
Dividends paid				-1,260.2				-1,260.2	-460.7	-1,720.9
Net acquisitions of treasury stock				10.7		223.5		234.2		234.2
Other changes				-37.2				-37.2	450.0	412.8
Equity under IFRS at December 31, 2006	1,277,444,403	2,554.8	11,534.4	4,424.2	880.2	-132.2	242.4	19,503.8	3,060.0	22,563.8

Income and expense recognized directly in equity					787.1		-386.5	400.7	36.5	437.2
Net income				3,923.5				3,923.5	692.8	4,616.3
Employee share issues and share-based payment	29,599,119	59.2	767.6	116.6				943.4		943.4
Dividends paid				-1,513.8				-1,513.8	-448.4	-1,962.2
Net acquisitions of treasury stock				17.6		-1,082.5		-1,064.9	3.6	-1,061.2
Other changes									-676.4	-676.4
Equity under IFRS at December 31, 2007	1,307,043,522	2,614.1	12,302.0	6,968.1	1,667.3	-1,214.7	-144.1	22,192.8	2,668.1	24,860.9

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Total at	Of which	Of which	Total at	Of which	Of which	Total at	Of which	Of which
	Dec. 31,	shareholders’	minority	Dec. 31,	shareholders’	minority	Dec. 31,	shareholders’	minority
(in € millions)	2007	equity	interests	2006	equity	interests	2005	equity	interests

Available-for-sale financial assets	395.8	353.7	42.2	293.6	290.4	3.2	30.9	64.6	-33.7
Net investment hedges	5.7	4.2	1.4	42.4	42.4		-105.8	-117.7	11.9
Cash flow hedges	-71.2	-61.9	-9.3	89.9	87.3	2.6	-14.3	-24.0	9.7
Commodity cash flow hedges	351.6	342.8	8.8	640.0	658.5	-18.5	-421.9	-406.3	-15.6
Actuarial gains and losses	397.2	381.5	15.6	54.4	52.4	2.0	-241.2	-261.5	20.3
Deferred taxes	-254.3	-247.4	-6.9	-314.3	-318.3	4.0	237.7	246.2	-8.5
Translation adjustments	-387.8	-372.4	-15.4	-397.5	-319.7	-77.8	914.0	788.0	126.0
First-time adoption of IAS 32/39							241.9	192.3	49.6
Assignment of litigious receivables							995.4	995.4
Income and expense recognized directly in equity	437.2	400.7	36.5	408.5	493.0	-84.5	1,636.7	1,477.0	159.7

Net income	4,616.3	3,923.5	692.8	4,194.2	3,606.3	587.9	3,776.5	2,512.7	1,263.8

Total recognized income and expense for the period	5,053.5	4,324.2	729.3	4,602.7	4,099.3	503.4	5,413.2	3,989.7	1,423.5

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 25, 2008, the Board of Directors of SUEZ approved and authorized for issue the consolidated financial statements of SUEZ and its subsidiaries for the year ended December 31, 2007.

Note 1 — Summary of Significant Accounting Policies

1.1  BASIS OF PREPARATION

Pursuant to European Regulation (EC) 809/2004 dated April 29, 2004 regarding prospectuses, financial information concerning the assets, liabilities, financial position, and profit and loss of SUEZ has been provided for the last three reporting periods (ended December 31, 2005, 2006 and 2007) and have been prepared in accordance with European Regulation (EC) 1606/2002 on international accounting standards (IFRS) dated July 19, 2002. The Group’s consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB) and IFRS as endorsed by European Union.

SUEZ has applied IFRIC 12 since December 31, 2006. SUEZ assessment is that IFRIC 12, although still under review by the European Union, is compliant with the standards as endorsed by the European Union, and believes that the provisions set out therein may be used as guidance.1

The accounting standards applied in the consolidated financial statements for the year ended December 31, 2007 are consistent with those used to prepare the consolidated financial statements for the year ended December 31, 2006, except for:

1.1.1  IFRS standards, amendments and IFRIC interpretations applicable in 2007 annual financial statements

•	IFRS 7 — Financial Instruments: Disclosures.

•	Amendment to IAS 1 — Presentation of Financial Statements: Capital Disclosures.

•	IFRIC 7 — Applying the Restatement Approach under IAS 29 — Financial Reporting in Hyperinflationary Economies.

•	IFRIC 8 — Scope of IFRS 2 (clarification of the scope of IFRS 2).

•	IFRIC 10 — Interim Financial Reporting and Impairment.

The application of IFRS 7 and the amendment to IAS 1 require additional disclosures provided in the consolidated financial statements, but have no effect on the performance or financial position of the Group.

The adoption of other interpretations does not have any effect on the consolidated financial statements.

It should be reminded that the Group early adopted IFRIC 9 — Reassessment of Embedded Derivatives with effect from 2006.

1.1.2  IFRS standards and IFRIC interpretations effective after 2007 that SUEZ has elected to early adopt

IFRIC 12 — Service Concession Arrangements, which was early adopted as from 2006.

On November 30, 2006, the IFRIC published IFRIC 12 — Service Concession Arrangements, effective for annual periods beginning on or after January 1, 2008, with earlier application permitted. As of December 31, 2005, in accordance with IAS 8 regarding the selection and application of accounting policies to be used in the absence of IFRS standard or interpretation, the Group exercised its judgment to determine the accounting policy to be applied

1 As stated in the Comments concerning certain Articles of European Regulation (EC) 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, the Fourth Council Directive 78/660/EEC of July 25, 1978 and the Seventh Council Directive 83/349/EEC of June 13, 1983 on accounting, as released in November 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in respect of concession arrangements. To exercise its judgment, and as expressed by the IFRIC, SUEZ management used as guidance the work carried out by the IFRIC, as set out in Draft Interpretations D12, D13 and D14. However, the Group had not applied the specific transitional provisions available in the Exposure Drafts and all concession arrangements had been restated at January 1, 2004. For the year ended December 31, 2006, SUEZ decided to apply the provisions of IFRIC 12 as adopted by the IASB.

1.1.3  IFRS standards and IFRIC interpretations effective after 2007 that SUEZ has elected not to early adopt

•	IAS 1 (revised in 2007) — Presentation of Financial Statements: this amendment modifies certain captions of the consolidated financial statements and requires entities to produce a statement of comprehensive income.

•	IFRS 8 — Operating Segments: this standard replaces IAS 14 and converges with segment reporting as prescribed by SFAS 131, segment reporting will “management approach” based.

The application of these two standards will have no effect on the financial position of SUEZ but may modify the presentation of the consolidated financial statements and the disclosures provided therein. SUEZ has not decided yet the application dates for IFRS 8 and the revised IAS 1.

•	IAS 23 — Borrowing Costs: the revision to this standard issued in 2007 eliminates the benchmark treatment of recognizing borrowing costs as an expense.

The application of IAS 23 (revised in 2007) will have no effect on the consolidated financial statements as the Group has always applied the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

•	IFRIC 11 — Group and Treasury Share Transactions provides guidance on (i) accounting for share-based payments involving a buyback of the entity’s own equity instruments, and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary’s financial statements.

This interpretation does not apply to the Group.

•	IFRIC 13 — Customer Loyalty Programmes, applicable for accounting periods beginning on or after July 1, 2008.

•	IFRIC 14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable for accounting periods beginning on or after January 1, 2008.

The effect of these interpretations is currently being assessed.

1.1.4  Reminder of IFRS 1 transition options

The Group used some of the options available under IFRS 1 for the transition to IFRS in 2005. The options which continue to have an effect on the consolidated financial statements are:

•	translation differences: the Group elected to reclassify cumulative translation differences within consolidated equity at January 1, 2004;

•	business combinations: the Group elected not to restate business combinations that took place prior to January 1, 2004 in accordance with IFRS 3.

1.2  MEASUREMENT BASIS

The consolidated financial statements have been prepared using the historical cost convention, except for some financial instruments measured at fair value in conformity with IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.3  USE OF JUDGEMENTS AND ESTIMATES

1.3.1  Estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate chiefly to:

•	the measurement of the recoverable amount of property, plant and equipment and intangible assets (see section 1.4.7);

•	the measurement of provisions, particularly for nuclear waste processing and storage, dismantling obligations, disputes, pensions and other employee benefits (see section 1.4.15);

•	financial instruments (see section 1.4.10);

•	unmetered revenues;

•	the measurement of capitalized tax loss carry-forwards.

1.3.1.1  Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

1.3.1.2  Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites, include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the booked provisions.

1.3.1.3  Pensions and other employee benefit obligations

Pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and documented. However, any changes in these assumptions may have a material impact on the resulting calculations.

1.3.1.4  Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.3.1.5  Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators.

The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

1.3.1.6  Measurement of capitalized tax loss carry-forwards

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable profit will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of earnings forecasts as included in the medium-term business plan.

1.3.2  Judgments

As well as relying on estimates, Group management also makes judgments to define the appropriate accounting policies to apply to certain activities and transactions when the effective IFRS standards and interpretations do not specifically deal with related accounting issues.

This particularly applies in relation to the recognition of concession arrangements (see section 1.4.6), the classification of services contracts (see section 1.4.8), the accounting treatment of acquisitions of minority interests and the identification of “own use” operations, as defined by IAS 39 for electricity and natural gas purchase and sale contracts.

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

1.4  SIGNIFICANT ACCOUNTING POLICIES

1.4.1  Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method and the equity method:

•	subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•	companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•	the equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in net income of associates”.

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated on consolidation.

A list of the main fully and proportionately consolidated companies, together with investments accounted for by the equity method, is presented in the notes to the financial statements.

1.4.2  Foreign currency translation methods

1.4.2.1  Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements are presented in euros (€), which is the functional currency of SUEZ SA.

1.4.2.2  Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

1.4.2.3  Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•	monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•	non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

1.4.2.4	Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation differences” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are qualified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation differences previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

1.4.3  Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within 12 months of the acquisition date.

1.4.4  Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1.4.4.1  Goodwill

1.4.4.1.1  Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages — i.e., where the Group acquires a subsidiary through successive share purchases — the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to associate companies is recorded under “Investments in associates”.

1.4.4.1.2  Measurement of goodwill

Goodwill is not amortized but tested for impairment each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of cash-generating units (CGUs), which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other cash-generating units.

The methods used to carry out these impairment tests are described in section 1.4.7 “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill cannot be reversed and are shown under “Impairment” in the consolidated income statement.

Impairment losses on goodwill relating to associate companies are reported under “Share in net income of associates”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.4.2  Other intangible assets

1.4.4.2.1  Development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

1.4.4.2.2  Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

•	amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•	customer portfolios acquired on business combinations;

•	power station capacity rights: the Group helped to finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years;

•	surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•	concession assets.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Useful life
	Minimum	Maximum

Concession rights	10	65
Customer portfolios	10	40
Other intangible assets	1	40

Some intangible assets with an indefinite useful life are not amortized.

1.4.4.2.3  Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets when there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information. Intangible assets that are not amortized are tested for impairment annually.

These assets are tested for impairment at the level of the individual asset or cash-generating unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization expense for the asset is adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying amount. The increased carrying amount of an intangible attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in section 1.4.7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.5  Property, plant and equipment

1.4.5.1  Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. In counterpart, a provision is recorded for the same amount as the one of the component.

Property, plant and equipment acquired under finance leases are carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

The Group applies the allowed alternative treatment provided for in IAS 23, whereby borrowing costs that are directly attributable to the construction of the qualifying asset are capitalized as part of the cost of that asset.

1.4.5.2  Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

Property, plant and equipment is depreciated using the straight-line method over the following useful lives:

Main Depreciation Periods (Years)	Minimum	Maximum

Plant and equipment
— Energy: Production — Transport	5	40
Installation — Maintenance	3	10
Hydraulic fixtures and fittings	20	65
— Environment	2	70
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations were reviewed and adjusted prospectively to 40 years as from January 1, 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

1.4.5.3  Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Items of property, plant and equipment are tested for impairment at the level of the individual asset or cash-generating unit (CGU) as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount — and possibly the useful life — of the item of property, plant and equipment concerned is revised.

Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in section 1.4.7.

1.4.6  Concessions

SIC 29, Disclosure — Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

On November 30, 2006 the IFRIC published IFRIC 12 — Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. SUEZ has chosen to early adopt the provisions of this interpretation, which comes into force in 2008.

These interpretations set out the common features of concession arrangements:

•	concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;

•	the grantor is contractually obliged to offer these services to the public (this criteria must be met for the arrangement to qualify as a concession);

•	the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•	the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

For a concession arrangement to fall within the scope of IFRIC 12, the concession grantor must control usage of the infrastructure. This requirement is met when:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•	the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

In view of the above, concession infrastructure that does not meet the requirements of IFRIC 12 is still presented as property, plant and equipment.

Under IFRIC 12, the operator’s rights over infrastructure operated under concession arrangements should be accounted for based on the party primarily responsible for payment:

•	the “intangible asset model” is applied when users have primary responsibility to pay for the concession services;

•	and the “financial asset model” is applied when the grantor has the primary responsibility to pay the operator for the concession services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid over the term of the contract (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as waste treatment and household waste incineration.

Pursuant to these principles:

•	infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•	start-up capital expenditure is recognized as follows:

•	under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

•	under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

•	when the grantor has a payment obligation for only part of the investment, the cost is recognized in receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Renewal costs are recognized as either (i) intangible or financial assets depending on the applicable model when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

1.4.7  Recoverable amount of property, plant and equipment and intangible assets

In order to review the recoverable amount of property, plant and equipment and intangible assets, the assets are grouped, where appropriate, into cash-generating units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities, which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

•	discount rates based on the specific characteristics of the operating entities concerned;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	terminal values in line with the available market data specific to the operating segments concerned and growth rates associated with these terminal values, limited to inflation rate.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

When impairment in value is required, the impairment loss is recorded in the consolidated income statement under “Impairment”.

1.4.8  Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease, which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases, which do not comply with the definition of a finance lease, are classified as operating leases.

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether (i) the lessor transfers ownership of the asset to the lessee by the end of the lease term; (ii) the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; (iii) the lease term is for the major part of the economic life of the asset; (iv) the asset is of a highly specialized nature; and (v) a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

1.4.8.1  Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

1.4.8.2  Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

1.4.8.3  Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable should be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

The Group is concerned by this interpretation mainly with respect to:

•	some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•	some contracts with industrial customers relating to assets held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.9  Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years.

The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

1.4.9.1  Accounting treatment of greenhouse gas emissions rights

Under European Directive 2003/87/EC establishing a greenhouse gas (GHG) emissions allowance trading scheme within the European Union, several of the Group’s industrial sites were granted GHG emission rights granted for free. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group decided to apply the following principles:

•	emission rights are classified as inventories, as they are consumed in the production process;

•	emission rights granted for free are recorded in the balance sheet at a value of nil;

•	emission rights purchased on the market are recognized at acquisition cost.

The Group records a liability at year-end in the event that it does not have enough emission rights to cover its GHG emissions during the period. This liability is measured at the market value of the allowances required to meet its obligations at year-end.

1.4.10  Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

1.4.10.1  Financial assets

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, and financial assets measured at fair value through income including derivative financial instruments.

1.4.10.1.1  Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in fair value are recorded directly in equity, except when an impairment test shows that decline in the value of the related asset to below its historical acquisition cost is significant or prolonged, in which case the cumulative loss is recognized in income under “Impairment”. Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

1.4.10.1.2  Loans and receivables carried at amortized cost

This item primarily includes loans and advances to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see section 1.4.13).

1.4.10.1.3  Financial assets at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments, which do not meet the criteria for classification as cash or cash equivalents (see section 1.4.11). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

1.4.10.2  Financial liabilities

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•	financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;

•	financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;

•	financial liabilities held primarily for trading purposes;

•	derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;

•	all commodity trading derivatives not qualifying as hedges.

1.4.10.2.1  Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue or redemption premiums and discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may be required to separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

1.4.10.2.2  Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests.

As no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

•	when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

•	at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

•	payments of dividends to minority interests result in an increase in goodwill;

•	in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests.

1.4.10.3  Derivatives and hedge accounting

The Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity. Use of derivative instruments is governed by a Group policy for managing interest rate, currency and commodity risks.

1.4.10.3.1  Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) that are settled at a future date.

Derivative instruments therefore include swaps, options, futures and swaptions, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed to determined whether they represent purchases and sales arising in the ordinary course of business, in which case they do not fall within the scope of IAS 39. The first step of this analysis consists in demonstrating that the contract was entered into and continues to be held for the purpose of a purchase or sale with physical delivery of the underlying, in accordance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with the Group’s expected sale or usage requirements in the foreseeable future in the ordinary course of its operations. The second step is to demonstrate that:

•	the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•	the contract is not negotiated with the aim of realizing financial arbitration;

•	the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales — considered as transactions falling within the scope of ordinary operations — and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that meet all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

1.4.10.3.2  Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily of contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•	the host contract is not a financial instrument measured at fair value through income;

•	if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•	its characteristics are not closely related to those of the host contract. The analysis of whether or not the characteristics of the derivative are “closely related” to the host contract is made when the contract is signed.

Embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

1.4.10.3.3  Hedging instruments: recognition and presentation

Derivative instruments qualifying as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•	a fair value hedge of an asset or liability;

•	a cash flow hedge;

•	a hedge of a net investment in a foreign operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.10.3.3.1  Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the consolidated income statement, with the net effect corresponding to the ineffective portion of the hedge.

1.4.10.3.3.2  Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item — i.e., Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for operating cash flows and financial income or expenses for other cash flows — in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain or loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

1.4.10.3.3.3  Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

1.4.10.3.3.4  Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.10.4  Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been — or are no longer — documented as hedging relationships for accounting purposes.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market” or “Mark-to-market on commodity contracts other than trading instruments” in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for derivative instruments with non-financial assets as the underlying, and in financial income or expenses for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities.

1.4.11  Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

1.4.12  Treasury shares

Treasury shares are recognized at cost and deducted from equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

1.4.13  Construction contracts

The engineering and construction operations carried out by SUEZ fall within the scope of IAS 11 — Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in section 1.4.16 (“Revenues”) to determine the contract revenue and costs to be recorded in the consolidated income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Progress payments received under construction contracts before the corresponding work has been carried out are recorded in liabilities as advances and down payments received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized as an asset under “Amount due from customers under construction contracts” within “Trade and other receivables”. If the amount is negative, it is recognized as a liability under “Amount due to customers under construction contracts” within “Trade and other payables”.

1.4.14  Share-based payment

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.14.1  Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

1.4.14.2  Bonus shares

SUEZ bonus share plans are also accounted for in accordance with IFRS 2. The corresponding personnel cost is recorded in the consolidated income statement over the vesting period, offset through equity.

1.4.14.3  Employee share purchase plans

The Group’s corporate savings plans, which enable employees to subscribe to shares at a lower-than-market price, are accounted for in accordance with IFRS 2.

1.4.15  Provisions

1.4.15.1  Pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in compliance with IAS 19. Accordingly:

•	the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;

•	the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis using the projected unit credit method. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets (capped where appropriate) is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets”.

As regards post-employment benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method2. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense.

2 Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets were recognized through the consolidated income statement over the average remaining service lives of plan participants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.15.2  Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflects current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded simultaneously by including this dismantling obligation in the carrying amount of the facilities concerned. Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized in expenses for the period.

1.4.16  Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•	energy sales;

•	rendering of services;

•	lease and construction contracts.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1.4.16.1  Energy sales

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

For residential customers eligible for deregulated services whose consumption is metered annually, energy delivered but unmetered at year-end is measured based on historical data and consumption statistics as well as the estimated selling price.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with IAS 1 and IAS 18, both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. Under the same principle, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase/energy sale portfolios, is recognized in revenues based on the net amount.

1.4.16.2  Rendering of services

1.4.16.2.1  Environment services

1.4.16.2.1.1  Water services

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

1.4.16.2.1.2  Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

1.4.16.2.2  Energy services

These revenues relate mainly to installation, maintenance and energy services, and are recognized in accordance with IAS 18, which requires services to be accounted for on a percentage of completion basis.

1.4.16.3  Lease and construction contracts

Revenues from construction contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 (see section 1.4.13). Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

This item also includes income from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

1.4.17	Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is an indicator used by the SUEZ Group to present “a level of operational performance that can be used as part of an approach to forecast recurring performance3”. Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is a sub-total which helps management to better

3  In accordance with CNC Recommendation 2004-R02 on consolidated income statements, cash flow statements and statements of changes in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

understand the Group’s performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. For SUEZ, such elements relate to asset impairments and disposals, restructuring costs and mark-to-market on commodity contracts other than trading instruments, which are defined as follows:

•	impairment includes impairment losses on non-current assets;

•	disposals of assets include capital gains and losses on disposals of non-current assets, consolidated companies and available-for-sale securities;

•	restructuring costs concern costs corresponding to a restructuring program planned and controlled by management that materially changes either the scope of a business undertaken by an entity, or the manner in which that business is conducted, based on the criteria set out in IAS 37;

•	mark-to-market on commodity contracts other than trading instruments: this item corresponds to changes in the fair value (mark-to-market) of financial instruments relating to commodities, gas and electricity, which do not qualify as either trading or hedging instruments. These contracts are used in economic hedges of operating transactions in the energy sector. Since changes in the fair value of these instruments — which must be recognized through income in IAS 39 — can be material and difficult to predict, they are presented on a separate line of the consolidated income statement.

1.4.18  Consolidated cash flow statements

“Interest received on non-current financial assets” is classified within investing activities because it represents a return on investments. “Interest received on cash and cash equivalents” is shown as a component of financing activities because the interest can be used to reduce borrowing costs. This classification is consistent with the Group’s internal organization, where debt and cash and cash equivalents are managed centrally by the treasury department.

1.4.19  Tax

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is taxable.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group, and are presented in assets or liabilities for their net amount per tax entity.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.4.20  Earnings per share

Basic earnings per share are calculated by dividing net income Group share for the year by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.).

Note 2 — Significant events

2.1  SIGNIFICANT EVENTS IN 2007

2.1.1  Public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar)

On October 1, 2007, SUEZ, la Caixa and their jointly-owned entity Hisusa filed a public tender offer for all of the Agbar shares they did not already own with the Spanish stock market authority (CNMV). The offer became binding and unconditional on December 27, 2007, when it was approved by the CNMV.

In view of the timing, nature and conditions of the offer, SUEZ considers that it has granted an irrevocable commitment to minority shareholders. Accordingly, an amount of €918 million was recognized within debt in the Group’s 2007 consolidated financial statements, corresponding to its share (51%) in the tender offer for all minority Agbar shares. The matching entry for the debt is a €406 million reduction in minority interests and a €512 million increase in goodwill.

2.1.2  Strategic development in wind power

As part of its policy for developing renewable energy sources, the Group acquired majority interests in Compagnie du Vent in France and Ventus Energy in Canada. These companies have wind power capacity at the research and/or development stage of 6,500 MW and 2,000 MW, respectively.

On November 16, 2007, Electrabel acquired 56.8% of La Compagnie du Vent, France’s leading developer of wind power, for an amount of €421.9 million. After taking into account the minority put, this transaction generated a goodwill of €633.9 million. Compagnie du Vent is fully consolidated in SUEZ financial statements with effect from December 31, 2007. The Group is in the process of analyzing the allocation of the acquisition price to the fair value of the assets acquired and liabilities assumed, which will be completed in 2008.

On September 21, 2007, a subsidiary of SUEZ Energy International acquired the entire share capital of Canadian wind developer Ventus Energy, Inc for €101.3 million, generating €81.2 million in goodwill. Ventus Energy has been fully consolidated in SUEZ financial statements since October 1, 2007, based on a provisional allocation of its acquisition price. Any adjustments to the provisional accounting for the business combination will be finalized in 2008.

2.1.3  GDF-SUEZ merger project

On September 2, 2007, the Boards of Directors of Gaz de France and SUEZ approved the new outline of the merger project to form one of the world’s leading groups specialized in energy. The merger is expected to take place during the first half of 2008 based on a share exchange ratio of 21 Gaz de France shares for 22 SUEZ shares. At the same time, 65% of SUEZ Environment division will be spun off to SUEZ shareholders. Under the terms of a shareholder agreement, GDF-SUEZ will maintain a stable interest of 35% in this division.

2.1.4  Impacts of the restructuring of the Belgian distribution sector

In accordance with the agreements reached within the scope of the deregulation of the electricity and gas markets in Belgium, Electrabel sold 10.5% of its interest in the inter-municipal companies in the Walloon region and 40% of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

its interest in the inter-municipal company in the Brussels region. A capital gain representing €66.7 million was recorded in the 2007 consolidated financial statements in view of these transactions.

2.2  SIGNIFICANT EVENTS IN 2006

2.2.1  Withdrawal from Argentina

Consolidation of Aguas Argentinas was discontinued with effect from March 1, 2006 following the termination of the company’s contract by the Argentine government. As a result of this termination, Aguas Argentinas was placed in judicial administration (concurso preventivo). Its assets had been written down in full in the 2005 financial statements.

2.2.2  Impacts of the restructuring of the Belgian distribution sector

For Electrabel, the deregulation of the electricity and natural gas markets ordered by the Belgian authorities pursuant to European Directives led to:

•	the deconsolidation of grid operator Electrabel Netten Vlaanderen. In the consolidated balance sheet at December 31, 2005, ENV contributed €856 million to assets and €814 million to liabilities. Its contribution to net income Group share was €19 million;

•	the disposal of shareholdings in inter-municipal companies in the Flemish region. Electrabel reduced its shareholdings in Flemish inter-municipal companies to the agreed level of 30% and recognized a capital gain of €236 million in its 2006 accounts;

•	the creation of Brussels Network Operations to operate the distribution network, and its subsequent 2006 sale due to the full-scale deregulation of the Brussels energy market as from 2007.

2.3  SIGNIFICANT EVENTS IN 2005

2.3.1  Cash and share bid for Electrabel

In August 2005, SUEZ had launched a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%). The impact of the transaction on the financial statements at December 31, 2005, was as follows:

•	financial investment: €11,092 million of which €2,414 million paid in shares;

•	capital increase: €2,335 million in cash;

•	recognition of goodwill: €7,332 million;

•	decrease in minority interests: €3,760 million;

•	additional share in net income: €117 million (corresponding to the additional interest acquired in Electrabel).

2.3.2  Assignment of litigious receivables

On September 5, 2005, SUEZ sold without recourse litigious receivables from the French State to a financial institution for a firm and definitive price of €995.4 million. As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase in equity.

2.3.3  Sale of ESO/Elia

A consolidated capital gain of €626 million was recorded on the flotation of 57.14% of the Group’s interest in Elia System Operator. Following this transaction, the Group’s percentage interest in this associate fell from 64.1% in 2004 to 27.45% in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 —	Segment information

In accordance with IAS 14, the Group’s primary reporting format is business segments and its secondary reporting format is geographical location. This distinction also reflects the Group’s organizational and management structure.

3.1  BUSINESS SEGMENTS

SUEZ operations are organized around four core segments: Electricity and Gas, Energy Services, Environment, and Other Services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SUEZ Energy Europe — SEE) and international operations (SUEZ Energy International — SEI).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

•	Electricity and Gas — the subsidiaries in this segment produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas:

•	in Europe, SUEZ Energy Europe (SEE): through Electrabel, Distrigas and Fluxys (Distrigas and Fluxys are listed in Belgium),

•	outside Europe, SUEZ Energy International (SEI): these subsidiaries produce, transport, and to a lesser extent, distribute electricity and natural gas, primarily in the United States, Brazil, Chile, Thailand and the Middle East;

•	SUEZ Energy Services (SES) — these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks;

•	SUEZ Environment (SE) — subsidiaries operating in this business segment provide private customers, industrial customers and local authorities with:

•	water distribution and treatment services, notably under concession contracts (water management), and water purification facility design and construction services (turnkey engineering),

•	and waste collection and treatment services including sorting, recycling, composting, landfilling, energy recovery and hazardous waste treatment;

•	Other Services — this segment includes the contributions of holding companies and entities used for centralized Group financing purposes. It does not include holding companies acting as division heads, which are allocated to the segment concerned. SUEZ Tractebel SA is included in “Other Services” even though Electrabel owns it.

The accounting policies applied to segment information are identical to those used to draw up the consolidated financial statements.

3.1.1  Segment information — Income statement

			Sub-total
			Electricity			Other
Dec. 31, 2007	SEE	SEI	and Gas	SES	SE	Services	Eliminations	TOTAL
	(in millions of euros)

Total revenues	17,638.8	6,577.3	24,216.1	11,309.6	12,032.3	0.0	-82.7	47,475.4
— Revenues (external sales)	17,610.3	6,577.3	24,187.5	11,265.6	12,022.2	0.0	0.0	47,475.4
— Inter-segment sales (intra-Group)	28.6	0.0	28.6	44.0	10.1	0.0	-82.7	0.0

Gross operating income/(loss)	3,573.6	1,666.2	5,239.8	800.8	2,101.7	-177.5		7,964.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Sub-total
			Electricity			Other
Dec. 31, 2007	SEE	SEI	and Gas	SES	SE	Services	Eliminations	TOTAL
	(in millions of euros)

Income/(loss) from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,621.6	1,203.8	3,825.4	555.0	1,076.6	-281.6		5,175.4

— Mark-to-market on commodity contracts other than trading instruments	39.5	34.1	73.6	-0.1	-5.8	0.0		67.8
— Impairment	0.2	-83.3	-83.1	-5.8	-35.4	-7.7		-132.0
— Restructuring costs	1.2	0.0	1.2	-15.6	-12.3	-15.8		-42.6
Segment result (IAS 14)	2,662.4	1,154.6	3,817.0	533.6	1,023.1	-305.1		5,068.6
— Disposal of assets, net	138.7	-76.1	62.6	14.7	177.3	84.8		339.4

Income/(loss) from operating activities	2,801.1	1,078.5	3,879.6	548.3	1,200.4	-220.3		5,408.0

Depreciation and amortization (in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net)	-625.6	-344.3	-969.8	-195.5	-794.5	-3.4		-1,963.3

Share in net income of associates	398.7	19.0	417.8	15.8	22.6	1.7		457.9

			Sub-total
			Electricity			Other
Dec. 31, 2006	SEE	SEI	and Gas	SES	SE	Services	Eliminations	TOTAL
	(in millions of euros)

Total revenues	15,990.0	6,297.4	22,287.4	10,680.9	11,443.5	0.0	-122.6	44,289.2
— Revenues (external sales)	15,971.4	6,241.6	22,213.0	10,637.2	11,439.0	0.0		44,289.2
— Inter-segment sales (intra-Group)	18.6	55.8	74.4	43.6	4.5	0.0	-122.6	0.0

Gross operating income/(loss)	3,059.8	1,566.2	4,626.0	591.3	1,983.1	-117.0		7,083.3

Income/(loss) from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,140.8	1,099.1	3,239.9	392.4	1,044.1	-179.9		4,496.5

— Mark-to-market on commodity contracts other than trading instruments	65.7	-47.6	18.1	0.0	-1.9	0.9		17.1
— Impairment	22.3	-86.6	-64.3	-23.5	-53.9	-8.7		-150.3
— Restructuring costs	-7.7	0.0	-7.7	-25.0	1.0	-57.1		-88.8
Segment result (IAS 14)	2,221.2	964.9	3,186.0	343.9	989.4	-244.8		4,274.6
— Disposal of assets, net	288.3	145.0	433.2	111.8	153.5	394.6		1,093.1

Income from operating activities	2,509.4	1,109.8	3,619.3	455.7	1,142.8	149.9		5,367.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Sub-total
			Electricity			Other
Dec. 31, 2006	SEE	SEI	and Gas	SES	SE	Services	Eliminations	TOTAL
	(in millions of euros)

Depreciation and amortization (in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net)	-585.7	-386.1	-971.8	-234.5	-733.8	-2.0		-1,942.1

Share in net income/(loss) of associates	325.7	17.7	343.4	-3.2	20.6	11.9		372.7

			Sub-total
			Electricity			Other
Dec. 31, 2005	SEE	SEI	and Gas	SES	SE	Services	Eliminations	TOTAL
	(in millions of euros)

Total revenues	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	0.0	-55.4	41,488.9
— Revenues (external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6	0.0		41,488.9
— Inter-segment sales (intra-Group)	21.4	0.0	21.4	31.1	2.9	0.0	-55.4	0.0

Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	-157.9		6,508.2

Income/(loss) from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,963.2	746.6	2,709.8	358.8	1,003.5	-169.9		3,902.2

— Mark-to-market on commodity contracts other than trading instruments	-229.1	78.9	-150.2	-0.5	0.5	−0.9		-151.1
— Impairment	-78.9	-269.4	-348.3	-84.0	-209.1	-16.5		-657.9
— Restructuring costs	13.0	0.0	13.0	-86.7	-22.4	-5.4		-101.5
Segment result (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	-192.7		2,991.7
— Disposal of assets, net	714.4	245.2	959.6	41.5	493.0	35.8		1,529.9
Income/(loss) from operating activities	2,382.6	801.3	3,183.9	229.1	1,265.5	-156.9		4,521.6

Depreciation and amortization (in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net)	-457.6	-353.9	-811.5	-210.0	-721.7	-10.1		-1,753.3

Share in net income of associates	473.8	33.1	506.9	33.3	18.8	6.5		565.5

3.1.2  Segment information — Balance sheet

			Sub-total
			Electricity			Other
Dec. 31, 2007	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Segment assets (IAS 14)	29,625.2	9,110.4	38,735.6	7,877.5	14,534.2	366.3	61,513.6
Segment liabilities (IAS 14)	14,326.6	2,131.5	16,458.1	6,248.9	6,792.8	497.9	29,997.7
Investments in associates	857.5	41.8	899.3	21.0	236.1	57.9	1,214.3
Capital employed (at year-end)	17,245.8	7,489.1	24,734.9	1,884.0	9,183.6	1,296.4	37,098.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Sub-total
			Electricity			Other
Dec. 31, 2006	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Segment assets (IAS 14)	26,413.2	8,929.4	35,342.5	7,357.4	13,684.1	264.4	56,648.5
Segment liabilities (IAS 14)	13,699.6	2,148.9	15,848.5	5,990.7	6,865.5	435.5	29,140.2
Investments in associates	801.0	95.7	896.7	6.9	220.7	135.3	1,259.7
Capital employed (at year-end)	15,221.1	7,371.3	22,592.4	1,643.4	8,249.7	616.2	33,101.8

			Sub-total
			Electricity			Other
Dec. 31, 2005	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Segment assets (IAS 14)	27,653.6	10,527.5	38,181.1	7,157.3	13,214.4	282.7	58,835.5
Segment liabilities (IAS 14)	16,707.4	3,672.9	20,380.3	5,679.6	7,145.7	638.6	33,844.2
Investments in associates	2,371.7	392.1	2,763.8	11.5	255.9	123.7	3,154.9
Capital employed (at year-end)	14,790.9	8,579.3	23,370.2	1,739.5	7,590.7	549.2	33,249.5

3.1.3  Segment information — Cash flow statement

			Sub-total
			Electricity			Other
Dec. 31, 2007	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Cash generated from operations before income tax and working capital requirements	3,338.8	1,589.1	4,927.9	743.2	1,823.8	-228.3	7,266.6
Acquisitions of property, plant and equipment and intangible assets(a)	1,143.1	539.3	1,682.4	321.0	1,086.0	9.7	3,099.1
Disposals of property, plant and equipment and intangible assets(b)	10.1	10.7	20.8	55.5	51.5	2.4	130.1

			Sub-total
			Electricity			Other
Dec. 31, 2006	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Cash generated from operations before income tax and working capital requirements	2,952.9	1,414.2	4,367.1	500.3	1,784.5	-268.5	6,383.4
Acquisitions of property, plant and equipment and intangible assets(a)	786.8	315.5	1,102.3	250.9	993.0	7.9	2,354.1
Disposals of property, plant and equipment and intangible assets(b)	29.1	14.3	43.4	78.2	52.9	1.9	176.4

			Sub-total
			Electricity			Other
Dec. 31, 2005	SEE	SEI	and Gas	SES	SE	Services	TOTAL
	(in millions of euros)

Cash generated from operations before income tax and working capital requirements	2,646.1	1,267.2	3,913.3	457.0	1,656.2	-275.6	5,750.9
Acquisitions of property, plant and equipment and intangible assets(a)	1,116.1	256.1	1,372.2	264.1	977.5	7.5	2,621.3
Disposals of property, plant and equipment and intangible assets(b)	263.7	16.1	279.8	37.6	73.5	-0.6	390.3

(a)	Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in accounts payable on fixed assets, which totaled €30.6 million at December 31, 2007, €13.5 million at December 31, 2006, and €45.8 million at December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Similarly, disposals of property, plant and equipment and intangible assets do not include the impact of the change in accounts receivable on fixed assets, which totaled €1.0 million at December 31, 2007, €5.5 million at December 31, 2006, and a negative €35.4 million at December 31, 2005.

3.2  GEOGRAPHICAL LOCATION

The amounts set out below are analyzed by:

•	destination of products and services sold for revenues;

•	geographic location of the subsidiaries for other information.

							Acquisitions of property,
							plant, equipment and
	Revenues			Segment assets			intangible assets			Capital employed
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(in millions of euros)

France	11,932.5	10,808.9	9,719.7	13,597.7	12,630.0	10,298.9	739.0	613.5	519.1	5,899.0	5,003.7	4,008.5
Belgium	11,758.8	11,217.5	10,961.6	21,186.2	19,045.5	22,743.6	619.9	473.7	596.9	10,119.2	9,124.3	10,123.1
Other EU countries	13,467.4	12,341.1	10,956.9	13,770.0	12,692.5	11,643.2	945.8	740.8	956.8	11,595.2	9,717.1	8,700.4
Other European countries	756.5	706.7	688.1	443.4	419.6	351.5	7.4	6.6	4.3	154.5	129.8	132.8
North America	4,189.3	4,184.4	4,092.1	5,697.0	6,235.5	7,517.0	193.5	240.0	231.6	4,025.5	4,422.5	5,008.3
South America	2,205.8	1,862.7	2,120.3	3,399.0	2,977.1	3,303.0	412.0	169.3	155.6	2,718.3	2,438.6	2,803.9
Asia-Pacific and the Middle East	2,445.7	2,496.5	2,350.0	3,035.8	2,273.3	2,642.9	161.5	93.3	135.5	2,515.0	2,191.4	2,374.0
Africa	719.4	671.3	600.2	384.5	375.1	335.4	20.0	16.8	21.5	72.3	74.5	98.5

Total	47,475.4	44,289.2	41,488.9	61,513.6	56,648.5	58,835.5	3,099.1	2,354.1	2,621.3	37,098.8	33,101.8	33,249.5

Data for 2006 and 2005 were restated in order to present Baymina (Turkey) in the “Asia-Pacific and Middle East” region, instead of in “Other European countries” as in previous years.

3.3	RECONCILIATION OF SEGMENT INFORMATION WITH THE CONSOLIDATED FINANCIAL STATEMENTS

3.3.1  Segment assets

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

Intangible assets	3,497.7	3,488.1	3,453.5
Goodwill	14,902.8	13,404.6	13,033.2
Property, plant and equipment	22,597.1	21,002.8	20,212.4
Other receivables carried at amortized cost	0.0	0.0	20.9
Derivative instruments not related to borrowings (Note 14.1.3)	3,788.1	3,742.0	5,996.6
Trade and other receivables	11,869.3	10,412.2	10,394.7
Inventories	1,571.8	1,483.4	1,344.8
Other current and non-current assets (Note 17)	3,286.8	3,115.4	4,379.4

TOTAL SEGMENT ASSETS	61,513.6	56,648.5	58,835.5

OTHER UNALLOCATED ASSETS	17,613.6	16,786.1	21,607.6

TOTAL ASSETS	79,127.2	73,434.6	80,443.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.3.2  Segment liabilities

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

Current and non-current provisions (Note 19)	9,555.1	9,785.9	10,843.1
Derivative instruments not related to borrowings (Note 14.2.2)	3,811.6	3,941.7	7,116.1
Trade and other payables	10,038.1	9,209.4	10,078.8
Other current and non-current liabilities	6,592.9	6,203.3	5,806.2

TOTAL SEGMENT LIABILITIES	29,997.7	29,140.2	33,844.2

OTHER UNALLOCATED LIABILITIES	49,129.5	44,294.4	46,598.9

TOTAL EQUITY AND LIABILITIES	79,127.2	73,434.6	80,443.1

3.3.3  Capital employed

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

+ SEGMENT ASSETS	61,513.6	56,648.5	58,835.5
− SEGMENT LIABILITIES	29,997.7	29,140.2	33,844.2
+ Available-for-sale securities (excl. changes in fair value)	2,688.1	1,725.1	1,840.5
+ Loans and receivables carried at amortized cost (excluding fair value adjustments)	2,521.6	2,565.6	2,636.6
+ Investments in associates (Note 12)	1,214.3	1,259.7	3,154.9
− Derivative instruments not related to borrowings	(23.5)	(200.0)	(1,119.8)
− Actuarial gains and losses on pension obligations	86.6	(310.5)	(365.0)
− Other financial liabilities	778.0	467.5	858.5

− CAPITAL EMPLOYED	37,098.8	33,101.8	33,249.5

3.3.4  Gross operating income

	2007	2006	2005
	(in millions of euros)

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	5,175.4	4,496.5	3,902.2
− Depreciation, amortization and provisions (including provisions included in personnel costs)	-1,786.1	-1,684.8	-1,701.9
+ Financial income excluding interest	200.4	283.5	140.4
+ Share in net income of associates	457.9	372.7	565.5
− Share-based payment (IFRS 2)	-110.7	-31.6	-26.9
− Net disbursements under concession contracts	-234.2	-214.2	-171.3

GROSS OPERATING INCOME	7,964.7	7,083.3	6,508.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.4  BORROWINGS BY BUSINESS SEGMENT

The breakdown of borrowings by contracting business segment is as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	Gross	Gross	Gross
	(in millions of euros)

SEE	5,763.0	3,790.2	3,918.2
SEI	3,235.9	2,619.2	2,941.7
SUB-TOTAL ELECTRICITY AND GAS	8,998.9	6,409.4	6,859.9
SES	914.4	1,189.2	1,148.1
SE	4,958.4	4,127.6	4,588.1
Other services	6,975.3	8,092.4	13,155.1

TOTAL	21,847.0	19,818.6	25,751.2

Note 4 —	Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

	2007	2006	2005
	(in millions of euros)

Revenues	47,475.4	44,289.2	41,488.9
Purchases	-21,289.4	-21,010.0	-18,678.7
Personnel costs	-8,141.5	-7,640.8	-7,902.9
Depreciation, amortization and provisions	-1,912.7	-1,684.8	-1,701.9
Other operating income and expenses, net	-10,956.4	-9,457.1	-9,303.2

INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	5,175.4	4,496.5	3,902.2

4.1  REVENUES

Group revenues per category (see Note 1.4.17) break down as follows:

	2007	2006	2005
	(in millions of euros)

Energy sales	24,986.4	22,669.1	18,756.8
Rendering of services	20,956.7	19,982.5	21,208.6
Leasing and construction contracts	1,532.3	1,637.6	1,523.5

REVENUES	47,475.4	44,289.2	41,488.9

In 2007, revenues from leasing and construction contracts amounted to €694.5 million and €837.8 million, respectively (€780.7 million and €856.9 million in 2006).

The decrease in revenues from leasing and construction contracts reflects the slowdown in Degrémont’s engineering business, which had enjoyed a particularly strong year in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.2  PERSONNEL COSTS

	2007	2006	2005
	(in millions of euros)

Salaries and payroll costs/pension expenses	-8,016.4	-7,582.0	-7,864.3
Share-based payment	-125.1	-58.8	-38.6

TOTAL	-8,141.5	-7,640.8	-7,902.9

The net costs relating to pension plans (defined benefit and defined contribution) are presented in Note 20.

Movements in provisions for pensions are included in personnel costs in 2007 rather than within depreciation, amortization and provisions as in 2006 and 2005. Net reversals of provisions for pensions in 2007, 2006 and 2005 amounted to €126.6 million, €132.7 million, and €166.4 million, respectively.

Share-based payments are disclosed in Note 26.

4.3  DEPRECIATION, AMORTIZATION AND PROVISIONS

Amounts are shown below net of reversals.

	2007	2006	2005
	(in millions of euros)

Depreciation and amortization	-2,016.3	-1,874.7	-1,769.1
Write-down of inventories and trade receivables	53.0	(67.3)	15.6
Provisions	50.6	257.2	51.6

TOTAL	-1,912.7	-1,684.8	-1,701.9

Depreciation and amortization breaks down as €280.6 million for intangible assets and €1,735.7 million for property, plant and equipment. A breakdown of assets by type is provided in Notes 10 and 11.

4.4  OTHER OPERATING INCOME AND EXPENSES

Movements in this item mainly reflect the change in the consolidation method applied to Compagnie Nationale du Rhône (fully consolidated as of December 31, 2006 — see Note 12.1) and to the first-time consolidation of various subsidiaries of SUEZ Environment in France and the United Kingdom.

Note 5 —	Income from operating activities

	2007	2006	2005
	(in millions of euros)

INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	5,175.4	4,496.5	3,902.2
Mark-to-market on commodity contracts other than trading instruments	67.8	17.1	-151.1
Impairment of property, plant and equipment, intangible assets and financial assets	-132.0	-150.3	-657.9
Restructuring costs	-42.6	-88.8	-101.5
Disposals of assets, net	339.4	1,093.1	1,529.9

INCOME FROM OPERATING ACTIVITIES	5,408.0	5,367.6	4,521.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.1  MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS

The contribution of commodity contracts other than trading instruments to consolidated income from operating activities is a gain of €67.8 million for the year to December 31, 2007. This amount can be explained as follows:

•	to optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group’s margins to fluctuations in commodity prices. However, as these contracts cover the entities’ net exposure to price risk, they are not eligible for hedge accounting under IAS 39 — Financial Instruments: Recognition and Measurement. Consequently, all changes in the fair value of forward contracts in 2007 must be reflected in the income statement. Changes in the fair value of these positions therefore represent an opportunity profit rather than an economic profit, and resulted in net income of €64 million;

•	the Group auctions virtual power plant capacity on the market at peak hours. These contracts qualify as derivatives under IAS 39. Changes in the fair value of these options over the period represented income of €9.5 million at December 31, 2007;

•	gains and losses are recognized in the income statement in relation to (i) the ineffective portion of cash flow hedges of non-financial assets; and (ii) the impact of discontinuing hedge accounting in 2007 for commodity hedges where their effectiveness could no longer be demonstrated. The net balance of these items represented a negative impact of €25.7 million;

•	favorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, resulted in a positive impact of €22 million.

5.2  IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND FINANCIAL ASSETS

	2007	2006	2005
	(in millions of euros)

Asset impairment:
Goodwill	-1.3	-11.6	-114.8
Property, plant and equipment and other intangible assets	-113.9	-131.7	-448.0
Financial assets	-40.5	-48.6	-117.0

TOTAL	-155.7	-191.9	-679.8

Reversals of impairment losses:
Property, plant and equipment and other intangible assets	0.9	8.0	10.2
Financial assets	22.8	33.7	11.7

TOTAL	23.7	41.6	21.9

TOTAL	-132.0	-150.3	-657.9

In the event of significant adverse events (contractual disputes, downturn in the economic environment for certain business segments or countries), the Group reviews the value in use of the assets affected and may recognize impairment losses on some of those assets. In both 2007 and 2006, impairment losses were mainly taken on SUEZ Energy International in the US amid the context of persistently unfavorable prices for certain merchant units, while in 2005 they concerned mainly the international activities of SUEZ Environment (Brazil, Argentina, etc.), SUEZ Energy International in the US, and SUEZ Energy Services in the Netherlands.

All goodwill cash-generating units (CGUs) are tested for impairment. In 2007, impairment tests were carried out by reference to data based as at end-June 2007 and to a review of events occurred in the second half of the year. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

calculation of the recoverable amount of CGUs takes into account three scenarios (low, medium and high). The “medium” scenario is usually applied to compare the CGU’s recoverable amount with its carrying amount.

The discount rates applied are determined on the basis of the weighted average cost of capital adjusted to reflect business, country and currency risks associated with each CGU reviewed.

Discount rates correspond to a risk-free market interest rate plus a country risk premium.

The discount rates used in 2007 to calculate the present value of cash flows in the impairment test ranged from 5.2% to 15.3%, compared with discount rates between 5.1% and 12.3% in 2006 and between 5% and 14.6% in 2005.

5.2.1  Impairment of goodwill

With the exception of the Electrabel Benelux CGU, no individual amount of goodwill allocated to other CGUs represents more than 5% of the Group’s total goodwill.

Electrabel Benelux CGU

The total amount of goodwill allocated to this CGU was €9.2 billion at December 31, 2007. The Electrabel Benelux CGU includes the Group’s electricity production, sale and distribution activities in Belgium, the Netherlands and Luxembourg.

The annual review of this CGU’s recoverable amount was based on its estimated value in use at June 30, 2007.

To estimate value in use, the Group uses cash flow projections based on financial forecasts approved by Management covering a period of six years, and a discount rate of 7%. Cash flow projections beyond this six-year period are extrapolated to obtain a terminal value.

Key assumptions used in the calculation include expected trends in long-term prices for electricity and fuel. These amounts reflect the best estimates of market prices, while fuel consumption is estimated taking into account expected changes in production assets. The risk-free rate and market risk premium represent external available sources of information.

Based on events that are reasonably likely to occur as of the balance sheet date, the Group considers that any changes in the key assumptions described above would not increase the carrying amount in excess of the recoverable amount.

Other CGUs

The table below sets out the assumptions used to review the recoverable amount of the other main cash-generating units:

Cash-Generating Units	Measurement Method	Discount Rate

Electrabel France:
SHEM	DCF	(5.2% - 8%)
Compagnie National du Rhône (CNR)	DCF	7.10%
United Water	Multiples + DCF	5.24%
SITA UK	DCF	6.70%
Polaniec	DCF	7.90%
Agbar	Share price
SITA Nederland BV	DCF	6.90%
SITA France	DCF	5.70%
SITA Deutschland	DCF	7%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.2.2  Impairment of other assets

Given the regulatory environment and downbeat market conditions in the US for certain merchant units, the Group decided to carry out impairment tests on the basis of future cash flows discounted at a rate of 9% in 2007 (unchanged from 2006 and 2005). As a result of these tests, the Group recognized an impairment loss of €72 million in 2007 (€68 million in 2006 and €217 million in 2005).

5.3  RESTRUCTURING COSTS

In 2007 as in 2006, implementation of the planned restructuring measures has only a marginal impact on the consolidated financial statements once provisions booked in previous years have been reversed. The majority of costs for the two years is related to the Gaz de France merger plan, and was included in expenses for an amount of €15.8 million in 2007 and €57 million in 2006.

In 2005, the restructuring measures carried out mainly in the SUEZ Energy Services segment represented a charge of €84.4 million under restructuring provisions, essentially in the Netherlands and France. Costs incurred during the implementation of restructuring programs during 2005 came to €211.3 million, and were offset by reversals of provisions in an amount of €194.2 million.

5.4  DISPOSALS OF ASSETS, NET

In 2007, disposals of assets, net generated a net gain of €339.4 million (€1,093.1 million in 2006 and €1,529.9 million in 2005).

The largest capital gains recognized in 2007 on asset disposals result from the following transactions:

•	disposal of shareholdings in inter-municipal companies in the Walloon and Brussels regions. In the context of the legal and regulatory provisions providing for the deregulation of the energy market and the designation of the inter-municipal companies as distribution network operators under the restructuring agreements entered into between 2001 and 2005, Electrabel sold a portion of its interests in the inter-municipal companies in the Walloon and Brussels regions. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €66.7 million;

•	disposal of 3% of the shares held by Electrabel in Elia pursuant to commitments undertaken in connection with the squeeze-out bid for the Electrabel shares not yet held by SUEZ in 2005. This transaction resulted in a capital gain of €25 million;

•	disposal of 53.1% of the shares held by Agbar in Applus, a company specializing in technology inspection and certification activities. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €125 million;

•	disposal of various non-strategic, mainly listed investments, representing a net capital gain of €68.8 million.

The largest capital gains recognized in 2006 on asset disposals result from the following transactions:

Disposal of shareholdings in Flemish inter-municipal companies

In application of the agreements signed in 2001 and 2005 concerning the restructuring of distribution networks in Flanders, Electrabel was required to reduce its shareholding in the Flemish inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were completed and a capital gain of €236 million was recognized in the consolidated financial statements at December 31, 2006.

Disposal of shares in Reva

On June 29, 2006, SES España sold all of its shares in Reva. The capital gain recognized in the consolidated financial statements at December 31, 2006 amounted to €129 million;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Disposal of shares in M6

SUEZ sold its remaining 5% shareholding in M6 to Compagnie Nationale à Portefeuille (CNP), booking a net capital gain of €120 million in 2006;

Sale of 9 Cegetel

On October 24, 2006, SUEZ Communication sold its entire stake in Neuf Cegetel upon the company’s stock market listing, booking a capital gain of €270 million.

Besides the transactions set out above, capital gains recognized on disposals of assets in 2006 related to the sale of the residual interest in Colbùn (€77 million) and in Hanjin City Gas (€50 million).

•	In 2005, this item mainly reflects: (i) the disposal of 36.6% of Eso/Elia further to the company’s IPO, representing a gain of €626 million; (ii) the Group’s sale of its residual interest in Northumbrian for an amount of €263 million; and (iii) the sale of 9.57% of Tractebel Energia for €168 million further to the company’s stock market listing.

Note 6 —	Financial income/(loss)

			2007			2006			2005
	Expenses	Income	Net	Expenses	Income	Net	Expenses	Income	Net
	(in millions of euros)

Net finance costs	-1,257.0	584.0	-673.0	-1,157.8	327.6	-830.2	-1,090.8	290.6	-800.2
Interest on gross borrowings	-1,257.0	—	-1,257.0	-1,097.7	—	-1,097.7	-1,077.3	—	-1,077.3
Exchange differences on borrowings and hedges	—	111.9	111.9	-9.6	—	-9.6	—	0.4	0.4
Gains and losses on hedges of borrowings	—	11.9	11.9	-50.5	—	-50.5	-11.1	—	11.1
Gains and losses on cash and cash equivalents and financial assets at fair value through income	—	460.2	460.2		327.6	327.6	-2.4	290.2	287.8
Early redemption of bonds repayable in Fortis shares								166.6	166.6
Other financial income and expenses	-452.5	403.3	-49.1	-452.8	552.0	99.2	-491.4	399.7	-91.7
Financial income/(loss)	-1,709.5	987.3	-722.1	-1,610.6	879.6	-731.0	-1,582.2	856.9	-725.3

6.1  NET FINANCE COSTS

	2007	2006	2005
	(in millions of euros)

Interest on gross borrowings	-1,257.0	-1,097.7	-1,077.3
Exchange differences on borrowings and hedges	111.9	-9.6	0.4
Gains and losses on hedges of borrowings	11.9	-50.5	-11.1
Gains and losses on cash and cash equivalents and financial assets at fair value through income	460.2	327.6	287.8
Net finance costs	-673.0	-830.2	-800.2

Exchange gains for €147 million are attributable to the positive impact of the Brazilian real as a result of the redemption of Floating Rate Notes by SUEZ Energy International.

6.2  EARLY REDEMPTION OF BONDS REPAYABLE IN FORTIS SHARES

In first-half 2005, the Group redeemed in advance of term the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares made available as a result of this transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following these operations, which generated net financial income of €166.6 million, the Group no longer holds any interests in Fortis.

6.3  OTHER FINANCIAL EXPENSES

	2007	2006	2005
	(in millions of euros)

Unwinding of discounting adjustments to provisions	-372.5	-335.5	-330.1
Interest on trade and other payables	-73.4	-22.4	-21.1
Exchange losses	-4.3	-21.1	-17.7
Other financial expenses	-2.2	-73.8	-122.5
Total	-452.5	-452.8	-491.4

6.4  OTHER FINANCIAL INCOME

	2007	2006	2005
	(in millions of euros)

Income from available-for-sale securities	202.4	288.7	134.3
Interest income on trade and other receivables	95.8	23.8	15.9
Interest income on loans and receivables carried at amortized cost	82.3	63.7	80.1
Exchange gains	0.0	11.3	15.7
Other financial income	22.8	164.5	153.7
Total	403.3	552.0	399.7

“Other financial income” includes a positive impact of €19 million relating to the renegotiation of Santa Fe’s debt in Argentina in 2005, and a positive impact of €56.4 million in 2006 relating to the renegotiation of Aguas Argentinas’ debt.

Note 7 —	Income tax expense

7.1  ANALYSIS OF THE INCOME TAX EXPENSE RECOGNIZED IN THE INCOME STATEMENT

7.1.1  Breakdown of the income tax expense

The income tax expense recognized in income for 2007 amounts to €527.5 million (compared with €815.1 million in 2006), breaking down as follows:

	2007	2006	2005
	(in millions of euros)

Current income tax
France	(147.2)	(59.1)	(41.8)
Outside France	(827.2)	(726.3)	(705.5)
Total	(974.4)	(785.4)	(747.3)
Deferred taxes
France	495.2	11.5	(27.3)
Outside France	(48.3)	(41.2)	189.3
Total	446.9	(29.7)	162.0
Total income tax expense recognized in income for the year	(527.5)	(815.1)	(585.3)

SUEZ is the parent of a tax consolidation group comprising 237 companies in 2007. Other tax consolidation groups have been set up where possible.

In 2007, income tax relating to prior periods and tax due on disposals are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.1.2	Reconciliation between the theoretical income tax expense and the Group’s actual income tax expense

A reconciliation between the theoretical income tax expense and the Group’s actual income tax expense is presented below:

	2007	2006	2005
	(in millions of euros)

Net income	4,616.3	4,194.2	3,776.5
— Share in net income of associates	457.9	372.7	565.5
— Income tax	-527.5	-815.1	-585.3
Income before income tax and share in net income of associates(a)	4,685.9	4,636.6	3,796.3
of which French companies	82.1	464.2	44.4
of which companies outside France	4,603.8	4,172.4	3,751.9
Statutory income tax rate in France(b)	34.43%	34.43%	34.93%
Theoretical income tax expense(c) = (a) × (b)	-1,613.4	-1,596.4	-1,326.0
Actual income tax expense
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	214.1	177.1	140.8
Permanent differences	13.4	-9.9	170.1
Income taxed at a reduced rate or tax-exempt(1)	377.4	538.1	483.3
Additional tax expense(2)	-134.0	-94.7	-115.5
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	-47.5	-125.0	-201.5
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	649.8	220.5	163.5
Impact of changes in tax rates	-22.1	-27.0	3.2
Tax credits	29.1	36.7	61.9
Other	5.7	65.6	34.9
Actual income tax expense	-527.5	-815.1	-585.3
Effective tax rate (actual income tax expense divided by income before income tax and share in net income of associates)	11.3%	17.6%	15.4%

(1)	Includes mainly capital gains on tax-exempt disposals of shares in Belgium; the effect of lower tax rates applicable to securities transactions in France; and the impact of the special tax regimes used for the coordination centers in Belgium.

(2)	Includes mainly the 5% tax payable on dividends in Belgium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.2  INCOME TAX RECORDED DIRECTLY IN EQUITY

At December 31, 2007, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period and changes in the fair value of financial instruments recorded through equity, amount to a negative €246.5 million, and can be analyzed as follows:

	Dec. 31, 2007	Change	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

Type of underlying
Available-for-sale financial assets	-82.5	-34.3	-48.2	-17.0
Actuarial gains and losses	-25.5	-103.5	78.0	92.8
Net investment hedges	13.6	5.2	8.4	12.4
Cash flow hedges	-130.5	-113.9	-16.6	262.5
(a)	-224.9	-246.5	21.6	350.7

(a)	Includes €12.8 million in translation losses at December 31, 2007.

In 2005, SUEZ sold without recourse litigious receivables due from the French State for a firm and definitive price of €995.4 million. As the assigned receivables related to tax previously paid by the Group via a deduction from equity, the corresponding sale price was taken to equity for the same amount.

No other current income tax effect was recognized in equity in 2005.

7.3  DEFERRED TAX ASSETS AND LIABILITIES

7.3.1	Analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), by type of temporary difference

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

Balance sheet position at:
Deferred tax assets
Net operating loss carry-forwards and tax credits	714.8	220.0	186.7
Pension obligations	599.9	697.9	702.0
Non-deductible provisions	256.4	370.8	389.2
Difference between the carrying amount of PPE and their tax bases	310.2	326.5	343.3
Measurement of financial instruments at fair value (IAS 32/39)	319.2	318.3	622.3
Other	403.6	540.0	455.8
Total	2,604.1	2,473.5	2,699.3
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	-809.1	-731.0	-484.3
Other differences between the carrying amount of PPE and their tax bases	-1,059.1	-1,085.8	-849.0
Tax-driven provisions	-117.9	-110.6	-116.5
Measurement of financial assets and liabilities at fair value (IAS 32/39)	-436.2	-306.5	-231.1
Other	-740.4	-813.1	-959.0
Total	-3,162.7	-3,047.0	-2,639.9
Net deferred tax assets/(liabilities)	-558.6	-573.5	59.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impacts in the income statement:

	2007	2006	2005
	(in millions of euros)

Deferred tax assets
Net operating loss carry-forwards and tax credits	450.2	31.7	17.8
Pension obligations	-3.8	-16.4	-26.1
Non-deductible provisions	6.3	-43.5	85.7
Difference between the carrying amount of PPE and their tax bases	25.3	-19.9	87.0
Measurement of financial instruments at fair value (IAS 32/39)	-26.1	82.0	134.1
Other	-69.4	147.4	-63.3
Total	382.6	181.3	235.2
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	38.4	9.6	-3.5
Other differences between the carrying amount of PPE and their tax bases	-12.5	-137.9	-54.0
Tax-driven provisions	-0.7	6.7	-13.6
Measurement of financial assets and liabilities at fair value (IAS 32/39)	37.2	-149.7	-39.1
Other	1.9	60.3	37.0
Total	64.3	-211.0	-73.2
Net deferred tax assets/(liabilities)	446.9	-29.7	162.0

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

	Assets	Liabilities	Net position
	(in millions of euros)

At December 31, 2005	1,225.2	-1,165.8	59.4
At December 31, 2006	871.0	-1,444.5	-573.5
Tax on net income for the year	382.6	64.3	446.9
Other	-252.1	-179.9	-432.0
Impact of netting by tax entity	83.5	-83.5	—
At December 31, 2007	1,085.0	-1,643.6	-558.6

The Group recognized a deferred tax asset of €500 million in 2007 relating to tax loss carry-forwards arising in the SUEZ SA tax consolidation group that are probable to be utilized following the sale by SUEZ SA of its shares in SUEZ-TRACTEBEL to Electrabel for an amount of €18.2 billion.

7.3.2  Deductible temporary differences not recognized in the balance sheet

At December 31, 2007, unused tax loss carry-forwards not recognized in the balance sheet amounted to €2,576.9 million (€4,266.7 million at end-2006) in respect of ordinary tax losses (unrecognized deferred tax asset effect of €831.6 million). The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €1,021.5 million (unrecognized deferred tax asset effect of €360.9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expiration dates for unrecognized tax loss carry-forwards are presented below:

Ordinary tax losses
(in millions of euros)

2008	375.3
2009	43.4
2010	32.8
2011	37.0
2012	164.8
2013 and beyond	1,923.6
Total	2,576.9

At December 31, 2007, unrecognized ordinary tax losses resulting from the SUEZ SA tax consolidation group amount to €892.0 million.

7.3.3	Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities have been recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The taxable temporary difference does not give rise to any payment of tax when it reverses (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of the taxation of capital gains tax in France with effect from January 1, 2007).

Note 8 —	Earnings per share

	2007	2006	2005
	(in millions of euros)

Numerator
Net income Group share	3,923.5	3,606.4	2,512.7
Impact of dilutive instruments
— Elimination of interest on convertible bonds	—	—	6.8
Diluted net income Group share	3,923.5	3,606.4	2,519.5
Denominator
Average number of shares outstanding (in millions)	1,269.6	1,261.3	1,053.2
Impact of dilutive instruments
— Convertible bonds	—	—	6.7
— Bonus share plan reserved for employees	1.6	0.3	—
— Stock subscription and purchase plans reserved for employees	17.6	14.6	6.0
Diluted average number of shares outstanding	1,288.8	1,276.2	1,065.9
Earnings per share (in euros)
Earnings per share	3.09	2.86	2.39
Diluted earnings per share	3.04	2.83	2.36

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 26.

Due to their anti-dilutive effect, stock options granted to employees in 2007 were not taken into account in the calculation of diluted earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 —	Goodwill

9.1  MOVEMENTS IN THE CARRYING AMOUNT OF GOODWILL

(in millions of euros)

A. GROSS AMOUNT
At December 31, 2005	13,235.0
Acquisitions	534.4
Disposals and goodwill classified as “assets held for sale”	-226.3
Translation adjustments	-70.6
Other	115.2
At December 31, 2006	13,587.7
Acquisitions	2,165.3
Disposals and goodwill classified as “assets held for sale”	-364.9
Translation adjustments	-120.0
Other	-202.2
At December 31, 2007	15,065.9
B. IMPAIRMENT
At December 31, 2005	-201.8
Impairment losses	-11.6
Disposals and goodwill classified as “assets held for sale”	35.7
Translation adjustments	-1.1
Other	-4.2
At December 31, 2006	-183.1
Impairment losses	-1.3
Disposals and goodwill classified as “assets held for sale”	10.5
Translation adjustments	-0.6
Other	11.4
At December 31, 2007	-163.1
C. CARRYING AMOUNT = A + B
At December 31, 2005	13,033.2
At December 31, 2006	13,404.6
At December 31, 2007	14,902.8

Additions to goodwill in 2007 relate mainly to SEE’s acquisition of Compagnie du Vent (€633.9 million) and Windco (€46.2 million), as well as to the transfer of the supply activity to Electrabel Customer Solutions (€212 million). SUEZ Environment recognized goodwill on various acquisitions by SITA UK (€152.2 million) and Agbar (€72 million), while SUEZ Energy International booked €81.2 million in goodwill on its acquisition of Ventus.

Goodwill arising on acquisitions of minority interests totaled €869.2 million versus €78.3 million at December 31, 2006, and related mainly to the 1.38% interest acquired in Electrabel (€331.2 million) and the binding commitment granted to Agbar minority shareholders within the scope of the public tender offer (€512.5 million). In the absence of specific IFRS guidance, goodwill is recognized as described in Note 1.4.4.1.

Changes in the “Disposals and goodwill classified as assets held for sale” line (gross amount) in the above table chiefly reflect the disposal of certain inter-municipal companies in the Walloon and Brussels regions (€62.9 million) and Agbar’s disposal of Applus (€251.6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2007, changes in the “Other” line-item relate mainly to the allocation of the goodwill on Compagnie Nationale du Rhône (CNR) to the underlying property, plant and equipment (see Note 11).

In 2006, additions to goodwill relate mainly to SUEZ Energy Europe’s acquisition of Rendo and Cogas for €65 million and €75 million, respectively, and to Agbar’s acquisition of Bristol Water for €118.3 million and RTD for €87.2 million.

9.2 GOODWILL SEGMENT INFORMATION

The carrying amount of goodwill can be analyzed by business segment as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(in millions of euros)

SUEZ Energy Europe	10,956.4	9,963.1	9,862.3
SUEZ Energy International	476.1	428.9	467.0
SUEZ Energy Services	707.2	682.5	673.0
SUEZ Environment	2,738.6	2,305.4	2,005.5
Other	24.6	24.6	25.4
Total	14,902.8	13,404.6	13,033.2

The analysis above is based on the business segment of the acquired entity rather than that of the acquirer.

The main goodwill balances relate to the following cash-generating units (CGUs): Electrabel Benelux (€9,219 million, of which €7,943 million relates to Electrabel and €768 million to Electrabel Nederland NV), Electrabel France (€350 million), Polaniec (€288 million), United Water (€356 million), Agbar (€770 million), SITA UK (€459 million), SITA France (€351 million), SITA Nederland BV (€227 million), and SITA Deutschland (€178 million). The total also includes goodwill arising on the November 2007 acquisition of Compagnie du Vent for €634 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 —	Intangible assets, net

10.1 MOVEMENTS IN THE CARRYING AMOUNT OF INTANGIBLE ASSETS

		Intangible
		rights
		arising on
		concession	Capacity
	Software	contracts	entitlements	Other	Total
	(in millions of euros)

A. GROSS AMOUNT
At December 31, 2005	536.6	3,686.0	1,163.0	1,164.9	6,550.6
Acquisitions	83.1	192.5		42.0	317.5
Disposals	-9.2	-6.0		-71.5	-86.8
Translation adjustments	-0.5	-35.7		-68.8	-104.9
Changes in scope of consolidation	-23.8	-129.9		15.1	-138.6
Other	2.0	299.3	16.9	-50.5	267.7
At December 31, 2006	588.3	4,006.1	1,179.9	1,031.2	6,805.6
Acquisitions	45.7	150.4		82.4	278.5
Disposals	-29.0	-15.6		-27.7	-72.3
Translation adjustments	0.2	-32.3		-49.3	-81.4
Changes in scope of consolidation	5.1	44.5		-6.9	42.7
Other	-51.1	-900.1		946.2	-5.1
At December 31, 2007	559.2	3,253.0	1,179.9	1,975.9	6,968.0
B. Accumulated amortization and impairment
At December 31, 2005	-392.4	-1,701.2	-506.3	-497.1	-3,097.0
Amortization/impairment	-81.0	-206.5	-24.8	-68.2	-380.5
Disposals	7.0	9.8		6.1	23.0
Translation adjustments	0.4	18.7		27.0	46.0
Changes in scope of consolidation	24.0	94.2		9.1	127.3
Other	7.7	-86.1		42.3	-36.1
At December 31, 2006	-434.4	-1,871.1	-531.1	-480.8	-3,317.5
Amortization	-54.7	-112.8	-24.1	-89.0	-280.6
Impairment	0.0	0.0		-2.7	-2.7
Disposals	29.0	14.4		23.6	67.0
Translation adjustments	-0.1	16.8		29.4	46.1
Changes in scope of consolidation	-4.5	-19.0		-1.6	-25.1
Other	63.0	515.1		-535.8	42.4
At December 31, 2007	-401.7	-1,456.6	-555.2	-1,056.9	-3,470.4
C. CARRYING AMOUNT = A + B
At December 31, 2005	144.2	1,984.7	656.7	667.9	3,453.5
At December 31, 2006	153.9	2,135.0	648.8	550.4	3,488.1
At December 31, 2007	157.5	1,796.4	624.7	919.0	3,497.7

Recognized impairment losses for 2007 amounted to €2.7 million versus €3.6 million in 2006 and €19 million in 2005 (see Note 5.2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.1.1  Intangible rights arising on concession contracts

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution. The rights granted to concession operators are accounted for as intangibles (see Note 24).

10.1.2  Capacity entitlements

The Group was involved in financing the construction of several power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At December 31, 2007, the carrying amount of these entitlements amounted to €624.7 million.

10.1.3  Non-amortizable intangible assets

Non-amortizable intangible assets amounted to €87.2 million at December 31, 2007 (€18.8 million at end-2006 and €11.1 million at end-2005), and are presented within the “Other” category.

10.2  RESEARCH AND DEVELOPMENT COSTS

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs amounted to €99.6 million in 2007 (€86.0 million and €84.8 million in 2006 and 2005, respectively).

Expenses related to in-house projects in the development phase that meet the definition of an intangible asset are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 —	Property, plant and equipment, net

11.1  MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

					Capitalized
			Plant and		dismantling	Construction
	Land	Buildings	equipment	Vehicles	cost	in progress	Other	Total
	(in millions of euros)

A. GROSS AMOUNT
At December 31, 2005	1,732.9	5,051.3	30,350.2	1,440.3	678.5	2,091.2	2,460.8	43,805.3
Acquisitions	42.7	80.8	507.6	122.3	19.6	1,109.8	215.4	2,098.1
Disposals	-36.2	-128.7	-165.6	-105.4	-0.2	0.0	-99.9	-536.0
Translation adjustments	-1.4	-50.8	-594.8	-7.3	2.5	-61.6	-138.8	-852.2
Changes in scope of consolidation	-29.8	-53.8	820.3	5.4	2.0	-87.7	214.9	871.5
Other	35.8	190.5	637.8	78.7	29.5	-1,248.0	-18.8	-294.5
At December 31, 2006	1,744.1	5,089.3	31,555.5	1,534.0	732.0	1,803.7	2,633.7	45,092.3
Acquisitions	43.1	80.9	731.5	150.6	-0.0	1,729.0	76.5	2,811.5
Disposals	-24.1	-64.8	-225.6	-107.6	-2.6	0.0	-59.1	-483.8
Translation adjustments	-48.6	67.4	-550.4	-23.8	-9.5	-48.3	-144.4	-757.5
Changes in scope of consolidation	79.9	306.8	636.2	16.3	6.0	267.3	30.0	1,342.6
Other	69.6	166.3	1,267.3	49.7	172.8	-1,467.6	-151.3	106.8
At December 31, 2007	1,864.0	5,646.0	33,414.6	1,619.2	898.8	2,284.1	2,385.4	48,111.9
B. ACCUMULATED DEPRECIATION AND IMPAIRMENT
At December 31, 2005	-821.8	-2,100.5	-17,849.9	-1,003.7	-572.8	-75.5	-1,168.6	-23,592.9
Depreciation/impairment(a)	-59.7	-183.8	-1,118.0	-124.1	-13.8	-17.6	-108.4	-1,625.4
Disposals	10.7	84.5	153.0	98.2	0.2	0.0	65.5	412.1
Translation adjustments	-3.7	11.9	136.9	1.0	-2.3	2.1	34.9	180.9
Changes in scope of consolidation	4.7	504.4	-260.6	1.6	-1.8	50.6	8.9	307.8
Other	5.2	-32.5	263.9	-27.0	-29.4	-2.1	49.9	228.1
At December 31, 2006	-864.5	-1,716.0	-18,674.7	-1,054.1	-619.8	-42.6	-1,117.8	-24,089.5
Depreciation	-70.2	-259.4	-1,171.7	-133.1	-12.1		-89.1	-1,735.7
Impairment losses	-3.6	-3.9	-91.4	-0.2	0.0	-11.9	-0.2	-111.2
Disposals	14.4	36.7	179.5	99.1	2.6	0.0	55.5	387.8
Translation adjustments	30.2	-16.2	146.5	13.6	10.1	2.0	38.5	224.5
Changes in scope of consolidation	-2.0	-26.9	-183.5	-9.3	-6.0	0.0	-6.4	-234.2
Other	-6.6	-38.4	27.7	1.6	-38.0	11.9	85.1	43.3
At December 31, 2007	-902.3	-2,024.1	-19,767.7	-1,082.5	-663.3	-40.6	-1,034.3	-25,514.8
C. CARRYING AMOUNT
At December 31, 2005	911.2	2,950.8	12,500.3	436.6	105.7	2,015.7	1,292.2	20,212.4
At December 31, 2006	879.6	3,373.4	12,880.7	480.0	112.2	1,761.1	1,515.9	21,002.9
At December 31, 2007	961.6	3,621.9	13,646.9	536.6	235.5	2,243.5	1,351.1	22,597.1

(a)	Net impairment losses recognized on property, plant and equipment totaled €128 million in the year to December 31, 2006.

In 2007, the main translation adjustments recorded in relation to the gross amount of property, plant and equipment concern the US dollar for a negative amount of €743.0 million. Net changes in the scope of consolidation during the year reflect the positive impact of the acquisition of Compagnie du Vent (€114.6 million), acquisitions carried out by Electrabel in Portugal (€102.1 million), and the acquisitions of Bahia Las Minas (€93.4 million), Ventus (€82.3 million), and Easco and Stericycle (€76.8 million). This line also includes the negative impact of the Applus sale (€58.3 million), and the positive impacts of a change in the consolidation method (from equity accounting to full consolidation) for Sohar Power Company (€383.0 million) and the allocation of goodwill to CNR assets (€225.1 million).

11.2  PLEDGED AND MORTGAGED ASSETS

Items of property, plant and equipment pledged by the Group to guarantee borrowings and debt amount to €2,227.7 million at December 31, 2007 (€2,001.0 million at December 31, 2006 and €2,153.1 million at December 31, 2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.3  CONTRACTUAL COMMITMENTS TO PURCHASE PROPERTY, PLANT AND EQUIPMENT

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to orders of equipment, vehicles and material required for the construction of energy production units (power and co-generation plants) and for service agreements.

Firm commitments made by the Group to purchase property, plant and equipment amount to €4,469.7 million at December 31, 2007, compared with €1,790.5 million at December 31, 2006. The increase in this item is essentially attributable to firm commitments to purchase property, plant and equipment in connection with the construction of new coal- and gas-fired power plants in Germany and the Netherlands, respectively. The Group has also given various contractual investment commitments in a total amount of €885 million, versus €869.4 million at December 31, 2006.

11.4  OTHER INFORMATION

Borrowing costs included in the cost of construction in progress amount to €36.2 million, €24.7 million and €20.3 million, respectively, at December 31, 2007, 2006 and 2005.

Note 12 —	Investments in associates

12.1  BREAKDOWN OF INVESTMENTS IN ASSOCIATES

	Carrying amount of			Share in net
	investments in associates			income of associates
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2006	2005	2007	2006	2005
	(in millions of euros)

Belgian mixed inter-municipal companies	893.2	866.8	1,927.0	365.3	235.3	407.9
Compagnie Nationale du Rhône	0.0	-0.0	511.8	0.0	67.6	28.8
Elia	-96.2	-119.2	-126.5	25.1	21.1	36.7
Colbùn	0.0	0.0	296.8	0.0	0.0	7.1
Other	417.3	512.1	545.9	67.5	48.7	77.9
TOTAL	1,214.3	1,259.7	3,154.9	457.9	372.7	565.5

The main changes in 2007 arose on the sale of investments in Elia and in inter-municipal companies based in Walloon and Flanders, as well as the full consolidation of Compagnie Nationale du Rhône (CNR) as of December 31, 2006. The Group’s share in the net income of Belgian inter-municipal companies was boosted by the sale of TVD operations. These sales took place within the scope of SUEZ’ withdrawal from inter-municipal companies carrying out this business in the Walloon region.

Dividends received by the Group from its associates amounted to €229.8 million in 2007, €355.7 million in 2006 and €467.1 million in 2005.

Goodwill recognized by the Group on the acquisition of associates is also included in this item for a net amount of €31.5 million at December 31, 2007 (€23.4 million at December 31, 2006 and €179.6 million at December 31, 2005).

12.2  FAIR VALUE OF INVESTMENTS IN LISTED ASSOCIATES

The carrying amount of investments in listed associates was a negative €69.2 million at December 31, 2007, compared to a negative €27.6 million at December 31, 2006 and a positive €262.0 million at December 31, 2005. The market value of these companies at year-end 2007 was €336.8 million (€463.5 million at end-2006 and €811.9 million at end-2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.3  KEY FIGURES OF ASSOCIATES

	Latest%	Total
	interest	assets	Liabilities	Equity	Revenues	Net income
	(in millions of euros)

At December 31, 2007
Belgian inter-municipal companies*(a)	—	11,871.0	5,762.0	6,109.0	3,561.0	663.0
Elia	24.4	3,975.8	2,630.7	1,345.1	718.8	81.6
At December 31, 2006
Belgian inter-municipal companies*(a)	—	11,871.0	5,762.0	6,109.0	3,561.0	663.0
Compagnie Nationale du Rhône	47.9				798.9	135.3
Elia	27.5	3,899.5	2,593.5	1,306.0	690.9	76.9
At December 31, 2005
Belgian inter-municipal companies*(a)	—	12,194.0	4,798.0	7,396.0	3,361.0	871.0
Compagnie Nationale du Rhône(b)	47.9	3,295.0	2,363.0	932.0	642.0	85.0
Elia(b)	27.5	3,853.0	2,572.0	1,281.0	694.0	75.0

*	Data relating to Belgian inter-municipal companies relates to 2006 (latest available data).

(a)	This table shows the aggregate figures for the Belgian inter-municipal companies, which have been restated in accordance with IFRS. Following the sales in 2006 and 2007, SUEZ now holds 30% of the Flemish inter-municipal companies and respectively around 40% and 30% of the Walloon and Brussels inter-municipal companies.

(b)	Data relating to Compagnie Nationale du Rhône and Elia correspond to their published accounts.

As indicated in section 12.1, CNR was fully consolidated in the Group’s financial statements as of December 31, 2006.

Note 13 — Investments in joint ventures

Aggregate data for SUEZ Group’s main joint ventures are presented below. The amounts indicated represent the Group’s share in the companies’ equity:

	Consolidation		Current	Non-current	Current	Non-current
	percentage		assets	assets	liabilities	liabilities
	(in millions of euros)

At December 31, 2007
Acea/Electrabel group	40.6	(a)	477.3	751.5	739.6	167.1
Hisusa group(b)	51.0	(b)	964.9	3,130.8	752.9	1,371.6
Tirreno Power	35.0		140.8	547.9	142.3	391.7
At December 31, 2006
Acea/Electrabel group	40.6	(a)	402.9	675.1	606.2	156.8
Hisusa group(b)	51.0	(b)	792.8	2,705.3	770.3	1,072.2
Tirreno Power	35.0		115.0	513.3	199.8	299.0
At December 31, 2005
Acea/Electrabel group	40.6	(a)	234.3	568.1	349.1	167.2
Hisusa group(b)	51.0	(b)	803.9	1,398.2	634.5	509.6
Tirreno Power	35.0		135.6	464.7	163.4	303.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Percentage of consolidation applicable to the holding companies.

(b)	Includes Agbar, which is fully consolidated by Hisusa, itself proportionately consolidated by SUEZ based on a rate of 51%.

Note 14 —	Financial instruments

14.1  FINANCIAL ASSETS

The Group’s financial assets are broken down into the following categories:

			Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	(in millions of euros)

Available-for-sale securities	4,120.7		4,120.7	2,816.5	2,671.5
Loans and receivables carried at amortized cost	2,107.0	12,200.7	14,307.6	12,881.1	13,028.9
—Loans and receivables carried at amortized cost (excl. trade and other receivables)	2,107.0	331.3	2,438.3	2,468.9	2,634.2
—Trade and other receivables, net		11,869.3	11,869.3	10,412.2	10,394.7
Financial assets at fair value through income	1,140.1	4,682.8	5,822.9	5,165.7	7,564.8
—Derivative instruments (incl. commodity derivatives)	1,140.1	3,363.3	4,503.4	4,332.7	6,679.2
—Financial assets at fair value through income (excl. derivatives)		1,319.5	1,319.5	833.0	885.6
Cash and cash equivalents		6,720.2	6,720.2	7,946.3	10,374.4
TOTAL	7,367.8	23,603.7	30,971.5	28,809.6	33,639.5

14.1.1  Available-for-sale securities

(in millions of euros)

At December 31, 2006	2,816.1
Acquisitions	1,363.4
Disposals, carrying amounts	-273.6
Changes in fair value recorded in equity	374.1
Changes in fair value recorded in income	-14.7
Changes in scope of consolidation, foreign currency translation and other changes	-144.7
At December 31, 2007	4,120.7

The Group’s available-for-sale securities amounted to €4,120.7 million at December 31, 2007, breaking down as €2,356.6 million of listed securities and €1,764.1 million of unlisted securities.

During the year, the Group acquired additional shares in Gas Natural for €1,032 million, bringing its direct and indirect interest in that company to 11.36% at December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains and losses on available-for-sale securities recognized in equity or income were as follows:

		Remeasurement
			Foreign		Net gains
		Change in	currency		and losses
	Dividends	fair value	translation	Impairment	on disposals
	(in millions of euros)

Equity*	—	374.1	-58.2	—	—
Income	202.4	25.4	—	-40.1	-59.1
TOTAL AT DECEMBER 31, 2007	202.4	399.5	-58.2	-40.1	-59.1
Equity*	—	287.9	-50.2	—	—
Income	288.7	12.5	—	-41.0	468.1
TOTAL AT DECEMBER 31, 2006	288.7	300.4	-50.2	-41.0	468.1
Equity*	—	228.3	51.5	—	—
Income	134.3	-9.4	—	-42.7	-45.2
TOTAL AT DECEMBER 31, 2005	134.3	218.9	51.5	-42.7	-45.2

*	Excluding the tax effect.

14.1.2  Loans and receivables carried at amortized cost

		Dec. 31,		Dec. 31,	Dec. 31,
		2007		2006	2005
	Non-current	current	Total	Total	Total
	(in millions of euros)

Loans and receivables carried at amortized cost (excl. trade and other receivables)	2,107.0	331.3	2,438.3	2,468.9	2,634.2
— Loans granted to affiliated companies	1,580.4	235.9	1,816.3	1,648.8	1,737.8
— Other receivables carried at amortized cost	31.2		31.2	217.0	129.7
— Amounts receivable under concession contracts	158.0	51.7	209.7	236.3	413.5
— Amounts receivable under finance leases	337.4	43.7	381.1	366.8	353.2
Trade and other receivables		11,869.3	11,869.3	10,412.2	10,394.7
TOTAL	2,107.0	12,200.7	14,307.6	12,881.1	13,028.9

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
		Allowance			Allowance			Allowance
		and			and			and
	Gross	impairment	Net	Gross	impairment	Net	Gross	impairment	Net
	(millions of euros)

Loans and receivables carried at amortized cost (excl. trade and other receivables)	2,739.1	-300.8	2,438.3	2,826.7	-357.8	2,468.9	2,815.8	-181.6	2,634.2
Trade and other receivables	12,381.2	-511.9	11,869.3	10,970.6	-558.4	10,412.2	11,010.6	-615.9	10,394.7

TOTAL	15,120.3	-812.7	14,307.6	13,797.4	-916.2	12,881.2	13,826.4	-797.5	13,028.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income and expenses recognized in the income statement with regard to loans and receivables carried at amortized cost break down as follows:

		Remeasurement
		Foreign currency
	Interest income	translation	Impairment
	(millions of euros)

At December 31, 2007	872.5	-2.3	72.0
At December 31, 2006	869.5	-5.4	-40.1
At December 31, 2005	818.2	-4.5	-42.1

Loans granted to affiliated companies

“Loans granted to affiliated companies” primarily include the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2007, 2006 and 2005.

The fair value of loans granted to affiliated companies stood at €1,812.5 million at December 31, 2007, compared with a carrying amount of €1,816.3 million.

Trade and other receivables, net

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item also includes amounts due from customers under construction contracts.

The carrying amount of trade and other receivables represents a reasonable estimate of fair value.

14.1.3  Financial assets at fair value through income

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	(millions of euros)

Derivative instruments (incl. commodity derivatives)	1,140.1	3,363.3	4,503.4	4,332.7	6,679.2
—Borrowing derivative instruments	701.3	14.1	715.4	590.7	682.6
—Commodity derivative instruments	343.1	3,342.5	3,685.6	3,650.6	5,951.2
—Other item derivative instruments	95.7	6.7	102.4	91.4	45.4
Financial assets at fair value through income (excl. derivatives)	0.0	1,319.5	1,319.5	833.0	885.6
—Financial assets qualifying as at fair value through income		1,272.0	1,272.0	833.0	885.6
—Financial assets designated as at fair value through income		47.5	47.5	0.0	0.0

TOTAL	1,140.1	4,682.8	5,822.9	5,165.7	7,564.8

Commodity derivatives and derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Note 15.

Financial assets qualifying as at fair value through income are mainly UCITS held for trading purposes. Net gains on these financial assets came to €187.5 million in the year to December 31, 2007.

Gains and losses arising over the period on financial assets at fair value through income are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.1.4  Cash and cash equivalents

The Group’s financial risk management policy is described in Sections 4 and 20 (Note 15) of the 2007 Reference Document.

Cash and cash equivalents totalled €6,720.2 million at December 31, 2007, compared with €7,946.3 million at end-2006 and €10,374.4 million at end-2005.

This caption includes restricted cash of €205.6 million at December 31, 2007 (€138 million at December 31, 2006 and €269 million at December 31, 2005).

Income recognized in respect of cash and cash equivalents came to €272.8 million for the year to December 31, 2007.

Assets Pledged as Collateral

	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2006	2005
	(millions of euros)

Financial assets pledged as collateral	1,125.8	780.6	1,212.9

This item includes equity instruments and, to a lesser extent, trade receivables pledged to guarantee borrowings and debt.

14.2  FINANCIAL LIABILITIES

Financial liabilities

Financial liabilities include borrowings and debt, trade and other payables, and other financial liabilities classified within “Other liabilities carried at amortized cost”, together with derivative instruments reported on the line “Financial liabilities at fair value through income”.

The Group’s financial liabilities are classified under the following categories at December 31, 2007:

				Dec. 31,	Dec. 31,
	Dec. 31, 2007			2006	2005
	Non-current	Current	Total	Total	Total
	(millions of euros)

Borrowings	14,526.0	7,129.8	21,655.8	19,679.1	25,486.8
Derivative instruments (incl. commodity derivatives)	800.9	3,201.9	4,002.8	4,081.2	7,380.6
Trade and other payables	—	10,038.1	10,038.1	9,209.4	10,078.8
Other financial liabilities	778.0	—	778.0	467.5	858.5

TOTAL	16,104.9	20,369.8	36,474.6	33,437.2	43,804.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.2.1  Borrowings and debt

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	(millions of euros)

Bond issues	7,036.1	2,272.0	9,308.1	9,632.7	8,959.3
Commercial paper		2,179.0	2,179.0	1,650.7	2,520.8
Withdrawals on credit facilities	1,531.7	174.6	1,706.3	1,082.1	5,495.1
Liabilities under finance leases	992.6	134.1	1,126.7	1,194.4	1,251.3
Other bank borrowings	3,619.2	633.1	4,252.3	4,135.0	5,639.4
Other borrowings	1,417.6	63.6	1,481.2	682.5	424.1
TOTAL BORROWINGS	14,597.2	5,456.4	20,053.6	18,377.5	24,290.0
Bank overdrafts and current accounts		1,500.1	1,500.1	1,121.9	773.8
Outstanding borrowings	14,597.2	6,956.5	21,553.7	19,499.4	25,063.8
Impact of measurement at amortized cost	-42.7	171.4	128.7	162.6	195.7
Impact of fair value hedge	-28.5	1.9	-26.6	17.1	227.3
Borrowings	14,526.0	7,129.8	21,655.8	19,679.1	25,486.8

The fair value of borrowings and debt amounted to €21,948.4 million at December 31, 2007, compared with a carrying amount of €21,655.8 million.

Gains and losses on borrowings and debt recognized in income (mainly comprising interest) are detailed in Note 6.

Borrowings and debt are analyzed in Note 14.3.

14.2.2  Derivative instruments (including commodity derivatives)

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	(millions of euros)

Borrowing derivative instruments	182.4	8.8	191.2	139.5	264.5
Commodity derivative instruments	538.6	3,176.6	3,715.2	3,915.7	7,090.1
Other item derivative instruments	79.9	16.5	96.4	26.0	26.0

TOTAL	800.9	3,201.9	4,002.8	4,081.2	7,380.6

These instruments are put in place as part of the Group’s risk management policy and are analyzed in Note 15.

14.2.3  Trade and other payables

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(millions of euros)

Trade payables	8,305.7	7,470.0	8,277.6
Advances and down-payments received	644.5	601.0	524.3
Payable on fixed assets	374.4	304.3	423.1
Concession liabilities	21.4	133.6	141.3
Capital renewal and replacement liabilities	692.1	700.4	712.5

TOTAL	10,038.1	9,209.4	10,078.8

The carrying amount of trade and other payables represents a reasonable estimate of fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.2.4  Other financial liabilities

Other financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(millions of euros)

Payables related to acquisition of securities	641.5	331.1	722.1
Other	136.4	136.4	136.4

TOTAL	778.0	467.5	858.5

Other financial liabilities chiefly relate to liabilities in respect of various counterparties resulting from put options granted by Electrabel to minority shareholders of fully consolidated companies. These commitments to purchase equity instruments from minority shareholders have therefore been recognized under liabilities (see Note 1.4.10.2.2), and concern:

•	33.20% of the capital of Compagnie Nationale du Rhône (CNR) (2007 and 2006);

•	43.17% of the capital of Compagnie du Vent (December 31, 2007).

Minority shareholders of CNR may only exercise their options if the French Murcef law is abolished. Minority shareholders of Compagnie du Vent may exercise their options in several phases beginning in 2011.

Electrabel also holds call options on the same shares, as part of the agreements entered into by the parties.

At December 31, 2005, this item included an amount of €498 million in respect of Société Nationale des Chemins de Fer Français (SNCF). This amount comprised (i) the deferred acquisition of a 40% tranche of Société Hydro-Electrique du Midi (SHEM) securities; and (ii) the additional put option granted by Electrabel on 19.60% of SHEM’s capital. Payment for the 40% tranche was made to SNCF in December 2006, at the same time as the put option was exercised. The commitments were settled and at the balance sheet date, Electrabel holds 99.6% of SHEM’s share capital.

At end-2005, other financial liabilities also included an amount of €179 million relating to goodwill on energy distribution activities that were deregulated in Flanders, as well as €44 million in respect of the contingent earn-out payable for CNR’s securities. These liabilities were settled in 2006.

14.3  DEBT

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
	(In millions of euros)

Outstanding borrowings	14,597.2	6,956.5	21,553.7	13,031.4	6,468.0	19,499.4	16,271.5	8,792.3	25,063.8
Impact of measurement at amortized cost	-42.8	171.4	128.6	-45.0	207.6	162.6	-21.1	216.8	195.7
Impact of fair value hedge(a)	-28.5	1.9	-26.6	14.2	2.9	17.1	156.5	70.8	227.3

Borrowings	14,526.0	7,129.8	21,655.7	13,000.6	6,678.5	19,679.1	16,407.0	9,079.9	25,486.8

(a)	This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

14.3.1  Change in debt

On February 15, 2007, GIE SUEZ Alliance launched a public repurchase offer to holders of SUEZ bonds maturing in February 2009 and June 2010. At the close of the offer period on March 2, 2007, the total value of bonds repurchased stood at €1,346 million.

On April 25, 2007, Electrabel SA issued Floating Rate Notes maturing on October 27, 2008, for an amount of €1,000 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Further to the public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar), an amount of €918 million was recognized within debt in the consolidated financial statements, corresponding to the Group’s share (51%) in the offer for Agbar’s entire share capital (see Note 2).

In addition, SUEZ Finance SA has undertaken two bond issues within the scope of its Euro Medium Term Notes program, representing an amount of €1,400 million.

Note 15 — Management of risks arising from financial instruments

The Group mainly uses derivative instruments to manage its exposure to credit, liquidity and market risks.

15.1	MANAGEMENT OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY INSTRUMENTS)

15.1.1  Credit risk

The Group’s maximum exposure to credit risk should be assessed based on the carrying amount of financial assets (excluding available-for-sale securities) and on the fair value of derivatives recognized within assets in its balance sheet.

The Group is exposed to credit risk arising on its operating and financing activities.

Operating activities

Credit risk arising from trade and other receivables

At December 31, 2007, trade and other receivables amounted to €11,869.3 million (€10,412.2 million at end-2006 and €10,394.7 million at end-2005), after taking into account impairment losses of €511.9 million (€536.9 million and €616.2 million at end-2006 and end-2005, respectively). The age of receivables that are past due but not impaired may vary significantly depending on the type of customer with which the Group does business (private corporations, individuals or public authorities). The Group decides whether to recognize impairment on a case-by-case basis according to the characteristics of the customer concerned. The Group does not consider that it is exposed to any material concentration risk in respect of receivables.

Financing activities

Credit risk arising from loans and receivables carried at amortized cost (excluding trade and other receivables)

The balance of outstanding past-due loans and receivables carried at amortized cost (excluding trade and other receivables) is analyzed below:

	Past due assets not impaired at the balance sheet date
Loans and receivables							Assets
carried at amortized cost							neither
(excluding trade and other				More than		Impaired	impaired
receivables)	0-3 months	3-6 months	6-12 months	1 year	Total	assets	nor past due	Total
	(In millions of euros)

At December 31, 2007	6.7	0.3	4.8	222.8	234.6	286.1	2,299.8	2,820.5
At December 31, 2006	7.4	1.0	8.7	239.0	256.1	377.1	2,293.3	2,926.5

The balance of outstanding loans and receivables carried at amortized cost (excluding trade and other receivables) does not include impairment losses and changes in fair value and in amortized cost, which came to €(300.8) million, €(83.3) million and €1.9 million, respectively, at December 31, 2007, versus €(357.8) million, €(96.7) million and €(3.1) million at December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit risk arising from investing activities

The Group is exposed to credit risk arising from investments of surplus cash (excluding loans to non-consolidated companies) and from its use of derivative financial instruments. Credit risk reflects the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation. In the case of derivatives, credit risk arises on instruments with a positive fair value.

At December 31, 2007, total outstanding exposed to credit risk amounted to €7,535 million. Investment grade counterparties (rated at least BBB- by Standard & Poor’s or Baa3 by Moody’s) represent 82% of the exposure. The remaining exposure arises on either unrated (11%) or non-investment grade counterparties (7%). The bulk of exposure to unrated or non-investment grade counterparties arises within consolidated companies in which the Group holds a minority interest, or within Group companies operating in emerging countries, where cash cannot be pooled and is therefore invested locally.

At December 31, 2007, no single counterparty represented more than 8% of cash investments.

15.1.2 Liquidity risk

The Group’s financing policy is based on:

•	centralizing external financing;

•	diversifying sources of financing between credit institutions and capital markets;

•	achieving a balanced repayment profile of the financial debts.

The centralization of financing needs and cash flow surpluses for the Group is provided by its financing vehicles (long-term and short-term) and its cash pooling vehicles.

Short-term cash requirements and cash surpluses are located by dedicated financial vehicles in Paris and in Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management) for Europe, and in Houston, Texas (SUEZ Finance LP) for North America. These vehicles centralize virtually all of the cash requirements and surpluses of the companies controlled by SUEZ. In 2006, an electronic pooling system was set up for Europe to ensure a widespread, standardized cash pooling process. In 2007, virtually all entities concerned were integrated within this system. The few remaining manual cash pooling systems will migrate to the new system in 2008.

GIE SUEZ Alliance and Electrabel are the main users of long-term capital markets. These entities carry or guarantee 75% of the Group’s bonds, 100% of its commercial paper and 89% of its credit facilities (including the facilities contracted by the parent company SUEZ SA).

The Group seeks to diversify its long-term sources of funds by carrying out public or private bond issues within the scope of its Euro Medium Term Notes program. It also issues commercial paper in France and Belgium, as well as in the United States.

At December 31, 2007, bank loans accounted for 43% of gross debt (excluding overdrafts and the impact of derivatives and amortized cost), while the remaining debt was raised on capital markets (including €9,308 million in bonds, or 46% of gross debt). Commercial paper represented 11% of gross debt, or €2,179 million at December 31, 2007 (see Note 14.2). As commercial paper is relatively inexpensive and highly liquid, it is used by the Group in a cyclical or structural fashion to finance its short-term cash requirements. However, outstanding commercial paper is backed by confirmed bank lines of credit so that the Group can continue to finance its activities in the event that access to this financing source were to dry up.

The Group’s liquidity is based on maintaining cash and cash equivalents and access to confirmed credit facilities. The Group’s confirmed credit facilities are appropriate with the scale of its operations and with the timing of contractual debt repayments. Confirmed credit facilities had been granted for a total of €10,762 million at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2007, of which €1,706 million had been drawn down. 89% of total credit lines and 91% of undrawn facilities are centralized.

None of these facilities contain a cross-default clause linked to covenants or minimum credit ratings.

Cash and cash equivalents (net of overdrafts) amounted to €6,540 million at December 31, 2007. Cash surpluses managed by special-purpose vehicles are pooled as part of the Group’s policy of maintaining the liquidity of its portfolio while ensuring that returns are higher than on risk-free funds. Given the volatility of returns on UCITS following the US subprime crisis, virtually all cash surpluses were invested in term deposits with banks at end-2007.

Unpooled cash surpluses are invested in instruments selected on a case-by-case basis in light of local financial market imperatives and the financial strength of the counterparties concerned.

At December 31, 2007, undiscounted contractual payments on outstanding borrowings break down as follows by maturity:

	At December 31, 2007
							Beyond
	Total	2008	2009	2010	2011	2012	5 years
	(In millions of euros)

Bond issues	9,308.1	2,272.0	2,382.1	1,033.3	550.2	379.3	2,691.2
Commercial paper	2,179.0	2,179.0	0.0	0.0	0.0	0.0	0.0
Withdrawals on credit facilities	1,706.3	174.6	99.2	369.6	0.0	0.0	1,062.9
Liabilities under finance leases	1,126.7	134.1	115.5	88.1	79.3	71.4	638.3
Other bank borrowings	4,252.2	633.1	432.7	329.7	629.0	312.8	1,915.0
Other borrowings	1,481.3	63.6	91.0	928.1	10.7	273.2	114.7
Bank overdrafts and current accounts	1,500.1	1,500.1	0.0	0.0	0.0	0.0	0.0

Outstanding borrowings	21,553.7	6,956.5	3,120.6	2,748.8	1,269.1	1,036.7	6,422.0
Contractual undiscounted cash flows on interest payments	5,087.9	960.1	764.0	566.1	406.4	348.4	2,042.9

TOTAL	26,641.6	7,916.6	3,884.6	3,314.9	1,675.6	1,385.1	8,464.9

	At December 31, 2006
							Beyond
	Total	2007	2008	2009	2010	2011	5 years
	(In millions of euros)

Outstanding borrowings	19,499.4	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8

	At December 31, 2005
							Beyond
	Total	2006	2007	2008	2009	2010	5 years
	(In millions of euros)

Outstanding borrowings	25,063.8	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1

At December 31, 2007, undiscounted contractual payments on outstanding derivatives (excluding commodity instruments) recognized in assets and liabilities break down as follows by maturity (net amounts):

	At December 31, 2007
							Beyond
	Total	2008	2009	2010	2011	2012	5 years
	(In millions of euros)

DERIVATIVES (EXCLUDING COMMODITY INSTRUMENTS)	-78.0	-136.8	207.9	-70.0	9.6	0.6	-89.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maturities of the Group’s undrawn credit facility programs are analyzed in the table below:

						Beyond
	2008	2009	2010	2011	2012	5 years	TOTAL
	(In millions of euros)

At December 31, 2007	743.7	284.5	1,685.1	210.0	5,950.0	182.4	9,055.8

						Beyond
	2007	2008	2009	2010	2011	5 years	TOTAL

At December 31, 2006	705.2	78.2	170.2	1,683.2	154.6	5,774.8	8,566.2

						Beyond
	2006	2007	2008	2009	2010	5 years	TOTAL

At December 31, 2005	451.5	240.3	76.8	288.6	1,608.0	4,479.8	7,145.0

Of these undrawn programs, €2,179 million are allocated to covering issues of commercial paper. Confirmed undrawn credit lines mainly include a €4,500 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These facilities are not subject to covenants or minimum credit ratings.

At December 31, 2007, no single counterparty represented more than 8% of the Group’s confirmed undrawn credit lines.

15.1.3  Market risk

15.1.3.1  Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the euro zone. Exposure to translation risk results essentially from net assets held by the Group in the United States, Brazil, Thailand and the United Kingdom (see Note 3.2).

The Group’s hedging policy for translation risk with regard to investments in non-euro zone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to flow from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives, which allow it to artificially recreate foreign currency debt. These include cross-currency swaps, currency swaps and currency options.

This policy is not applied, however, when the cost of the hedge (corresponding basically to the interest rate of the foreign currency concerned) is too high. This is the case in Brazil where the Group has opted for “catastrophe hedges”, a type of insurance against a collapse in the value of the Real (risk of an abrupt temporary decline in the currency value) because of (i) the excessively high interest rate differential, and (ii) the indexation of local revenues.

An analysis of market conditions is performed on a monthly basis for the US dollar and pound sterling, and reviewed as appropriate for emerging countries so that any sudden sharp fall in the value of a currency can be anticipated. The hedging ratio of the assets is periodically reviewed in light of market conditions and whenever assets have been acquired or sold. Management must approve in advance any transaction that may cause this ratio to change significantly.

Foreign currency liabilities represent 35% of the Group’s outstanding borrowings, excluding the impact of derivatives and amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis of financial instruments by currency

OUTSTANDING BORROWINGS

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
	Before	Impact of	After	Before	Impact of	After	Before	Impact of	After
	hedging	derivatives	hedging	hedging	derivatives	hedging	hedging	derivatives	hedging
	(In millions of euros)

EUR zone	16,584.2	-2,509.2	14,075.0	15,216.2	-2,655.2	12,561.0	19,497.0	-3,318.9	16,178.1
USD zone	2,053.0	1,853.3	3,906.3	2,042.5	1,869.8	3,912.3	3,367.0	2,449.1	5,816.1
GBP zone	297.0	628.5	925.4	383.4	495.1	878.5	77.5	487.3	564.8
Other currencies	2,619.6	27.4	2,647.0	1,857.3	290.3	2,147.6	2,122.3	382.5	2,504.8

TOTAL	21,553.7	0.0	21,553.7	19,499.4	0.0	19,499.4	25,063.8	0.0	25,063.8

FOREIGN CURRENCY DERIVATIVES

Derivatives used to hedge currency risk are presented below.

Foreign currency derivatives

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005
	Market	Nominal	Market	Nominal	Market	Nominal
	value	amount	value	amount	value	amount
	(In millions of euros)

Fair value hedges	3.4	123.1	4.9	207.5	-4.8	269.0
Cash flow hedges	47.6	995.0	56.6	521.5	56.4	426.0
Net investment hedges	81.9	693.6	54.3	1,682.4	-20.5	4,342.9
Derivative instruments not qualifying for hedge accounting	310.0	5,178.8	208.7	3,975.0	120.0	1,793.9

TOTAL	442.9	6,990.5	324.5	6,386.4	151.1	6,831.8

The market values shown in the table above are positive for an asset and negative for a liability.

The Group qualifies foreign currency derivatives, hedging firm foreign currency commitments, as fair value hedges.

Cash flow hedges are mainly used to hedge future foreign currency cash flows.

Net investment hedging instruments are mainly cross-currency swaps.

Non-qualifying derivatives consist of structured instruments, which are not eligible for hedge accounting, either because of their nature or because they do not meet the hedge effectiveness criteria set out in IAS 39. These instruments are used as economic hedges of foreign currency commitments. The impact on foreign currency derivatives is almost entirely offset by gains and losses on the hedged items.

15.1.3.2  Interest rate risk

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group’s aim is to achieve a balanced interest rate structure in the medium term (five years) by using a mixture of fixed rates, floating rates and capped floating rates for its debt. The interest rate mix may change around the balance in line with market trends.

In order to manage the interest rate profile of its debt, the Group uses hedging instruments, particularly interest rate swaps and options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Positions are managed centrally and are reviewed each quarter or whenever any new financing is raised. Management must approve in advance any transaction that causes the interest rate mix to change significantly.

The Group’s finance costs are sensitive to changes in interest rates on all floating-rate debt. Finance costs are also affected by changes in the market value of derivative instruments not documented as hedges as defined by IAS 39. At the date of this report, none of the optional hedges contracted by the Group have been documented as hedges under IAS 39, even though they may be considered as economic hedges (see Note 6.2).

At December 31, 2007, the Group has a portfolio of interest rate options (caps), which protect it from a rise in short-term interest rates for the euro, US dollar and pound sterling rates. As these short-term rates moved higher than the cap rate, virtually all options linked to euros, US dollars and pounds sterling (€3.1 billion) have been activated, thereby fixing the cost of the Group’s debt. However, the value of this portfolio increases when there is a homogenous rise in short- and long-term interest rates, and decreases when interest rates fall.

At December 31, 2007, approximately 51% of the Group’s outstanding borrowings were at floating rates and 49% at fixed rates, after taking into account the impact of financial instruments.

Analysis of financial instruments by type of interest rate

OUTSTANDING BORROWINGS

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
	Before	Impact of	After	Before	Impact of	After	Before	Impact of	After
	hedging	derivatives	hedging	hedging	derivatives	hedging	hedging	derivatives	hedging
	(In millions of euros)

Floating rate	12,783.4	(1,731.7)	11,051.7	8,844.7	2,255.1	11,099.8	13,644.7	2,582.2	16,226.9
Fixed rate	8,770.2	1,731.7	10,502.0	10,654.7	(2,255.1)	8,399.6	11,419.1	(2,582.2)	8,836.9

TOTAL	21,553.7	0.0	21,553.7	19,499.4	0.0	19,499.4	25,063.8	0.0	25,063.8

LOANS GRANTED TO AFFILIATED COMPANIES

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
	Before	Impact of	After	Before	Impact of	After	Before	Impact of	After
	hedging	derivatives	hedging	hedging	derivatives	hedging	hedging	derivatives	hedging
	(In millions of euros)

Floating rate	1,768.4	0.0	1,768.4	1,648.4	0.0	1,648.4	1,369.3	0.0	1,369.3
Fixed rate	390.4	0.0	390.4	404.2	0.0	404.2	516.9	0.0	516.9

TOTAL	2,158.8	0.0	2,158.8	2,052.6	0.0	2,052.6	1,886.2	0.0	1,886.2

Interest rate derivatives

Derivatives used to hedge interest rate risk are presented below.

INTEREST RATE DERIVATIVES

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005
	Market	Nominal	Market	Nominal	Market	Nominal
	value	amount	value	amount	value	amount
	(In millions of euros)

Fair value hedges	29.5	3,662.1	101.4	6,055.1	285.3	5,711.9
Cash flow hedges	-27.2	2,055.7	-0.3	1,187.0	-33.6	1,442.4
Derivative instruments not qualifying for hedge accounting	34.9	4,991.6	37.9	4,773.2	41.3	7,442.0

TOTAL	37.2	10,709.4	139.0	12,015.4	293.0	14,596.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The market values shown in the table above are positive for an asset and negative for a liability. Fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt.

Cash flow hedges correspond mainly to hedges of floating-rate debt.

Non-qualifying derivatives represent complex instruments, which, although used as economic hedges of borrowings, are not eligible for hedge accounting because of their nature or because they fail to meet the hedge effectiveness criteria set out in IAS 39.

15.1.3.3  Specific impact of currency and interest rate hedges

Fair value hedges

At December 31, 2007, the net impact of fair value hedges recognized in the income statement was not material.

Cash flow hedges

Foreign currency and interest rate derivatives designated as cash flow hedges can be analyzed as follows by maturity:

Dec. 31, 2007
Market value by maturity
(In millions of euros)

2008	-6.9
2009	-13.0
2010	18.3
2011	-1.8
2012	2.9
Beyond 5 years	20.8

TOTAL	20.4

At December 31, 2007, gains and losses taken to equity in the period totaled €58.0 million.

The amount reclassified from equity to income for the period represents a gain of €13.2 million.

The ineffective portion of cash flow hedges recognized in income is not material.

Net investment hedges

The ineffective portion of net investment hedges recognized in income amounts to +€24.7 million.

15.1.3.4  Sensitivity analysis: foreign currency and interest rate instruments

Sensitivity was analyzed based on the Group’s debt position (including interest rate and foreign currency derivatives) at the balance sheet date.

For currency risk, sensitivity corresponds to a +/- 10% change in exchange rates compared to closing rates.

Impact on income

•	Changes in exchange rates against the euro only affect income via gains and losses on liabilities denominated in a currency other than the reporting currency of companies carrying the liabilities on their balance sheets, when the liabilities in question do not qualify as net investment hedges. The impact of a uniform adverse change of 10% in foreign currencies against the euro does not have a material impact on income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on equity

For financial liabilities (debt and derivatives) designated as net investment hedges, a uniform adverse change of 10% in foreign currencies against the euro has a positive impact of €172.4 million on equity. This impact is countered by the offsetting change in the net investment hedged.

For interest rate risk, sensitivity corresponds to a +/- 1% change in the yield curve compared with year-end interest rates.

Impact on income

•	A uniform rise of 1% in short-term interest rates (across all currencies) on the nominal amount of floating-rate outstanding borrowings, the floating-rate component of derivatives and, financial assets at fair value through income and cash and cash equivalents (short term in nature and therefore considered at floating rates), would have an impact of €28.1 million on net interest expense. A fall of 1% in short-term interest rates would reduce net interest expense by €54.6 million. The asymmetrical impacts are attributable to the interest rate cap portfolio.

•	In the income statement, a rise of 1% in interest rates (across all currencies) would result in a gain of €153.5 million attributable to changes in the fair value of derivatives not documented or designated as net investment hedges. However, a fall of 1% in interest rates would generate a loss of €81 million. The asymmetrical impacts are attributable to the interest rate cap portfolio, which limits any losses to the value of mark-to-market instruments carried in the balance sheet.

•	Impact on equity

•	A uniform change of +/- 1% in interest rates (across all currencies) would have a positive or negative impact of €59.4 million on equity, attributable to changes in the fair value of derivative instruments designated as cash flow hedges.

15.1.3.5  Market risk: equity instruments

At December 31, 2007, available-for-sale securities held by the Group amounted to €4,120.7 million (see Note 14.1.1).

A fall of 10% in the value of these listed securities would have an impact of around €236 million on income or equity attributable to the Group, depending on whether or not SUEZ considers the decline to be significant and prolonged.

The Group’s portfolio of listed and unlisted equity investments is managed in accordance with a specific investment policy. Reports on the equity portfolio are submitted to Executive Management on a regular basis.

15.2  COUNTRY RISK

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a USD-denominated Brazilian government bond, if a credit event occurs (default, restructuring, accelerated repayment, etc.) affecting Brazil. At December 31, 2007, the nominal amount of this protection was USD 200 million, of which USD 100 million matures in March 2009, and USD 100 million at the end of 2012.

At December 31, 2007, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, was €0.25 million (including the portion of outstanding premiums).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.3  MANAGEMENT OF RISKS ARISING FROM COMMODITY INSTRUMENTS

15.3.1  Strategy and objectives

To guarantee its short- and long-term supplies and optimize its production and sales structure, the Group carries out transactions on natural gas, electricity, oil and coal markets. The Group is also active on the European greenhouse gas emissions trading rights market. These transactions expose the Group to the risk of changes in commodity prices and could create significant volatility in earnings, equity and cash flows from one period to the next. The Group therefore uses commodity derivatives in line with a variety of strategies in order to eliminate or mitigate these risks.

The use of these derivatives is governed by hedging and trading policies approved by the executive management team of the branch concerned. Trading and portfolio management teams manage market and credit risks in accordance with the objectives and exposure limits set by the respective executive management teams.

In each of the branches concerned, a management-appointed risk oversight committee, which is independent from portfolio management or trading teams, supervises and controls risks and the strategies implemented to reduce exposure to credit risk and to changes in commodity prices. Independent risk control departments verify that positions taken comply with hedging and trading policies, and are responsible for calculating fair value and market/credit risk exposure.

The risk control departments produce daily reports on the performance and exposure resulting from hedging and trading activities.

15.3.1.1  Trading activities

Some Group entities also take proprietary trading positions. The spot or forward transactions concern natural gas, electricity and various oil-based products and are contracted either over-the-counter or on organized markets. They may also offer their clients risk management services. These transactions are executed in Europe and the United States using various instruments, including (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts.

Revenues from trading activities amounted to €37 million in 2007 (€151 million in 2006).

15.3.1.2  Hedging transactions

The Group enters into cash flow hedges as defined by IAS 39, using derivative instruments contracted over-the-counter or on organized markets. These instruments may be settled net or involve physical delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2007, the Group did not hold any derivatives used as fair value hedges.

15.3.1.3  Other commodity derivatives

Other commodity derivatives relate mainly to contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the goods, which are documented as being purchases and sales taking place in the ordinary course of business but which include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract, with changes in fair value taken to income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract; or (iii) other clauses.

15.3.2  Fair value of commodity derivatives

The fair values of commodity derivatives at December 31, 2007 and 2006 are indicated in the table below:

	Dec. 31, 2007				Dec. 31, 2006
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	(In millions of euros)

Cash flow hedges	523.8	114.4	-201.7	-179.7	426.3	205.9	-366.0	-228.3
NATURAL GAS	57.5	22.0	-48.0	-122.0	98.5	8.3	-145.5	-140.8
Swaps	56.9	21.9	-47.2	-121.9	80.3	8.3	-137.0	-135.9
Options				-0.1				-4.2
Forwards/futures	0.6	0.1	-0.8		18.2		-8.5	-0.7
ELECTRICITY	21.7	35.2	-39.1	-16.5	16.6	20.3	-43.6	-19.9
Swaps	13.0	10.1	-27.1	-4.8	1.8	3.5	-39.6	-11.9
Options			-0.4		1.0		-0.1
Forwards/futures	8.7	25.2	-11.6	-11.7	13.8	16.8	-3.9	-8.0
COAL	79.0	41.0	-0.7		14.9	13.4	-3.0	0.0
Swaps	79.0	41.0	-0.7		14.9	13.4	-3.0	0.0
Options
Forwards/futures
OIL	289.3		-0.1	-34.2	137.7	106.0	-3.7	(1.2)
Swaps	289.3		-0.1	-34.2	137.7	87.8	-3.7	-1.2
Options						18.2
Forwards/futures.
OTHER	76.3	16.1	-113.8	-6.9	158.6	57.9	-170.2	-66.5
Swaps	75.3		-98.2	-6.1	157.7	57.9	-170.2	-66.5
Options					0.9
Forwards/futures	1.0	16.1	-15.6	-0.8
Derivative instruments used in energy trading activities	2,303.1	—	-2,285.5	—	2,256.6	—	-2,155.4	—
Other derivative instruments	515.6	228.8	-689.4	-359.0	590.9	170.9	-828.1	-337.8

TOTAL	3,342.5	343.2	-3,176.6	-538.7	3,273.9	376.8	-3,349.5	-566.1

See also Notes 14.1.3 and 14.2.2.

The fair values shown in the table above reflect the amounts for which assets could be exchanged, or liabilities settled, at the balance sheet date. They are not representative of expected future cash flows insofar as positions (i) are sensitive to changes in prices; (ii) can be modified by subsequent transactions; and (iii) can be offset by future cash flows arising on the underlying transactions. The underlying transactions may be either documented as a hedged item in accordance with IAS 39 or as entered into and continue to be held for the purpose of the receipt or delivery of the goods in accordance with the Group’s expected purchase, sale or usage requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notional amounts and maturities of cash flow hedges are as follows:

	Notional amounts (net)* at Dec. 31, 2007
						Beyond
	2008	2009	2010	2011	2012	5 years	Total
	(In millions of MWh)

Natural gas, electricity and coal	-40.1	-9.0	1.7	0.1	0.9		-46.4
Oil-based products	13.8	1.0					14.8

TOTAL	-26.3	-8.0	1.7	0.1	0.9		-31.6

*	Long position/short position

In accordance with IAS 39, the effective portion of changes in the fair value of the derivative is recognized in equity, while the ineffective portion is taken to income. Cumulative gains and losses carried in equity must be reclassified to income in the period in which the hedged transaction itself affects income.

At December 31, 2007, a gain of €376 million was recognized in equity versus a gain of €948 million at end-2006. A gain of €30 million was reclassified from equity to income in 2007, compared with a gain of €301 million in 2006.

Gains and losses arising on the ineffective portion of hedges are taken to income. A loss of €26 million was recognized in income in 2007, compared with a loss of €56 million in 2006.

15.3.3  Financial risks arising from the use of commodity derivatives

15.3.3.1  Market risk

The Group is exposed to the risk of changes in commodity prices that could lead to significant volatility in earnings, equity and cash flows from one period to the next. Accordingly, the Group uses derivative financial instruments in line with a variety of strategies aimed at eliminating or mitigating these risks. Trading and portfolio management teams manage market risks in accordance with hedging and trading policies and risk management procedures.

Market risk arising on commodity positions is assessed, estimated and managed on a daily basis using Value at Risk (VaR) techniques, together with other market risk exposure limits. The use of VaR to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these techniques requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

VaR represents the maximum potential loss on a portfolio of assets over a specified holding period based on a given confidence interval, and is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

		2007	2006	2005	2007	2007
	Dec. 31, 2007	average(a)	average(a)	average(a)	minimum(b)	maximum(b)
	(In millions of euros)

Value at Risk (VaR)
Trading activities	4.34	4.6	5.8	2.5	9.01	2.12

(a)	Average of daily VaR.

(b)	Based on month-end highs and lows observed in 2007.

VaR calculated for hedging derivatives and other commodity derivatives amounted to €49 million at December 31, 2007. These instruments are used to manage and reduce the exposure to market risk liable to impact the expected margin on the Group’s production assets.

15.3.3.2  Liquidity risk

See Note 15.1.2 for details of the Group’s liquidity risk management policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below provides an analysis of undiscounted fair values due and receivable in respect of commodity derivatives recorded in assets and liabilities at the balance sheet date.

Liquidity risk

	2008	2009	2010	2011	2012	> 5 years	Total
	(In millions of euros)

Derivative instruments carried in liabilities	-5,854.8	-1,993.5	-552.6	-28.6	-76.0	-44.9	-8,550.4
Derivative instruments carried in assets	6,041.1	1,872.0	521.2	29.4	92.5	5.8	8,562.0

TOTAL AT DECEMBER 31, 2007	186.3	-121.5	-31.4	0.8	16.5	-39.1	11.6

15.3.3.3  Credit risk

The Group is exposed to credit risk arising from the use of derivative financial instruments. Credit risk reflects the risk that one party to a financial instrument will cause a financial loss for the Group by failing to fulfill the contractual obligations under the derivative contract. In the case of derivatives, credit risk arises on instruments with a positive fair value. When the fair value of derivatives is negative, the Group owes the counterparty and therefore does not incur any credit risk. Credit risk is built into the calculation of the fair value of derivative instruments.

The risk is minimized by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining collateral, and using standard netting agreements wherever possible.

	Dec. 31, 2007		Dec. 31, 2006
	Investment grade(a)	Total	Investment grade(a)	Total
	(In million of euros)

Counterparty risk
Counterparties
Gross exposure	4,185.0	4,512.5	3,634.9	5,036.5
Net exposure(b)	1,538.2	1,703.7	1,516.2	1,575.9
% Exposure to counterparties rated investment grade	90.3%		96.2%

(a)	“Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

(b)	After taking into account collateral requirements, netting agreements and other credit risk mitigation techniques.

15.3.4	Off-balance sheet commitments relating to commodity sale and purchase contracts entered into within the ordinary course of business

In the ordinary course of their activities, some Group operating companies enter into long-term or “take-or-pay” contracts. These consist of firm commitments to purchase (sell) specified quantities of gas, electricity and steam and related services, in exchange for a firm commitment from the other party to deliver (purchase) said quantities and services. These contracts are documented as falling outside the scope of IAS 39. The table below shows the main commitments arising on contracts entered into by SUEZ Energy Europe, SUEZ Energy International and Elyo. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Dec. 31, 2007	Within 1 year	1 to 5 years	More than 5 years	Dec. 31, 2006
	(In millions of euros)

Firm purchases of commodities, fuel and services	52,350.3	9,739.0	20,535.0	22,076.3	56,705.0

TOTAL COMMITMENTS GIVEN	52,350.3	9,739.0	20,535.0	22,076.3	56,705.0
Firm sales of gas, electricity, steam, oil and services	40,322.4	14,245.0	16,775.2	9,302.2	35,939.0

TOTAL COMMITMENTS RECEIVED	40,322.4	14,245.0	16,775.2	9,302.2	35,939.0

Note 16 — Inventories

Inventories mainly comprise fuel (coal, gas and uranium) and amounted to €1,571.8 million at December 31, 2007, €1,483.4 million at December 31, 2006 and €1,344.8 million at December 31, 2005.

Greenhouse gas emissions rights

The carrying amount of greenhouse gas emissions rights is not material.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In thousands of tons)

Rights granted	48,334.2	45,741.9	43,715.6
Rights purchased	24,541.5	15,214.5	935.6
Rights returned and/or used	-38,036.1	-44,174.4	-42,283.7
Rights sold	-17,964.0	-10,498.7	-7,102.0
Total	16,875.6	6,283.3	-4,734.5

Note 17 — Other assets

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
	(In millions of euros)

Reimbursement rights	449.2	39.7	488.9	523.7	40.8	564.5	1,393.6	267.3	1,660.9
Tax receivables		1,229.8	1,229.8		923.1	923.1		726.3	726.3
Other receivables	281.3	1,287.0	1,568.3	255.1	1,372.7	1,627.8	292.9	1,699.5	1,992.4
TOTAL	730.5	2,556.5	3,287.0	778.8	2,336.6	3,115.4	1,686.5	2,693.1	4,379.6

Reimbursement rights at December 31, 2007 include:

•	Electrabel’s reimbursement rights relating to pension obligations for employees of the distribution business of Walloon mixed inter-municipal companies (€309.5 million, including a current portion of €39.7 million). Reimbursement rights arise because Electrabel makes its personnel available to the inter-municipal companies for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs. Electrabel’s pension obligations regarding these employees are now included within liabilities under provisions for pensions and other employee benefit obligations. The matching entry is a reimbursement right in respect of the inter-municipal companies for a similar amount;

•	insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €179.3 million.

Changes in reimbursement rights between 2006 and 2005 are mainly attributable to the sale of Electrabel Netten Vlaanderen and to the creation of Brussels Network Operations (see Note 2.2.2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Equity

18.1  Share Capital

The Group has no ordinary shares that are not fully paid up. At December 31, share capital breaks down as follows:

	Number of
Shares Issued	shares	Share capital
		In millions of euros

At December 31, 2007
Ordinary shares with a par value of €2 — fully paid up	1,307,043,522	2,614.09
At December 31, 2006
Ordinary shares with a par value of €2 — fully paid up	1,277,444,403	2,554.89
At December 31, 2005
Ordinary shares with a par value of €2 — fully paid up	1,270,756,255	2,541.51

Shares were issued during the year as a result of the following operations:

	Number of	Share	Additional paid-in
	shares	capital	capital
		In millions of euros	In millions of euros

Exercise of stock subscription options	16,450,543	32.9	406.0
Cash capital increase reserved for employees	13,148,576	26.3	361.6
Total	29,599,119	59.2	767.6

Each shareholder is entitled to one vote per share at any Shareholders’ Meeting of the Group. A double voting right is, however, granted to holders of fully paid-up registered shares when such shares have been registered for more than two years.

18.2  MOVEMENTS IN THE NUMBER OF SHARES OUTSTANDING

At December 31, 2005	1,257,860,134
Shares issued	6,688,148
Purchases and disposals of treasury stock	8,203,206
At December 31, 2006	1,272,751,488
Shares issued	29,599,119
Purchases and disposals of treasury stock	-25,845,657
At December 31, 2007	1,276,504,950

18.3  INSTRUMENTS PROVIDING A RIGHT TO SUBSCRIBE FOR NEW SHARES

Stock subscription options

The Group has granted stock subscription options to its employees as part of stock option plans. These plans are described in Note 26.

18.4	TREASURY STOCK AND STOCK REPURCHASE PROGRAM

The Group has a stock repurchase program authorized by the Shareholders’ Meeting held on May 4, 2007. This program provides for the buyback of up to 10% of the shares comprising capital stock at the Shareholders’ Meeting date. Under the program, the aggregate amount of acquisitions net of expenses cannot exceed the sum of €7 billion and the purchase price cannot exceed €55 per share. Details of these terms and conditions are provided in the report of the Ordinary and Extraordinary Shareholders’ Meeting in the Resolutions section of this document. In the context of this program, 28,306,342 shares were purchased in 2007 for a total amount of €1,150.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury stock comprised 30,538,572 shares at December 31, 2007 (4,692,915 shares at December 31, 2006 and 12,896,121 shares at December 31, 2005), with a total value of €1,214.7 million (€132.2 million at end-2006 and €355.7 million at end-2005), representing an increase of 25,845,657 shares.

Of these, treasury stock owned by consolidated subsidiaries and deducted from equity amounted to €8.5 million.

	Number of Shares	Amount-
		in Millions of Euros

At December 31, 2005	12,896,121	355.7
Purchases by the parent company	10,211,710	338.2
Sales by the parent company	-18,414,916	-561.7
At December 31, 2006	4,692,915	132.2
Purchases by the parent company	28,306,342	1,150.6
Sales by the parent company	-2,911,336	-71.6
Sales by subsidiaries	-75,824	-0.1
Change in percentage ownership of subsidiaries	526,475	3.6
At December 31, 2007	30,538,572	1,214.7

18.5  CHANGES IN FAIR VALUE (ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY)

	Dec. 31, 2005	Change	Dec. 31, 2006	Change	Dec. 31, 2007
	(In millions of euros)

Available-for-sale financial assets	808.1	290.4	1,098.4	353.7	1,452.1
Net investment hedges	-51.0	42.4	-8.6	4.2	-4.4
Cash flow hedges	-104.3	87.3	-17.0	-61.9	-79.0
Commodity cash flow hedges	-567.0	658.5	91.5	342.8	434.4
Actuarial gains and losses	-351.0	52.4	-298.6	381.5	82.9
Deferred taxes	332.0	-318.3	13.7	-247.4	-233.7
Translation adjustments	562.8	-319.7	243.2	-372.3	-129.1

TOTAL	629.6	493.0	1,122.6	400.7	1,523.2

18.6  OTHER DISCLOSURES CONCERNING ADDITIONAL PAID-IN CAPITAL AND CONSOLIDATED RESERVES

Total additional paid-in capital and consolidated reserves at December 31, 2007 (including net income for the year) amounted to €19,270.1 million, of which €261.4 million related to the legal reserve of SUEZ SA. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable paid-in capital and reserves of SUEZ SA, the parent company, totaled €33,916.4 million at December 31, 2007 (versus €28,908.7 million at December 31, 2006 and €23,044.8 million at December 31, 2005).

Income tax recognized directly in equity is detailed in Note 7.2.

18.7	DIVIDENDS

Dividends paid by SUEZ SA

Fiscal Year	Amount distributed	Net dividend per share
	In millions of euros	in euros

2005 (paid May 8, 2006)	1,260.2	1.00
2006 (paid May 7, 2007)	1,513.8	1.20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proposed dividend for 2007

Shareholders at SUEZ Group’s General Meeting convened to approve the financial statements for the year ended December 31, 2007 will be asked to approve a dividend of €1.36 per share, representing a total amount of €1,737.5 million.

Subject to approval by the Shareholders’ Meeting, this dividend shall be paid from Monday May 14, 2008 and is not recognized as a liability in the accounts at December 31, 2007. The financial statements at December 31, 2007 are therefore presented before the appropriation of earnings.

18.8	CAPITAL MANAGEMENT

SUEZ aims to optimize its financial structure at all times by pursuing an appropriate balance between debt (see Note 14.3) and total equity, as shown in the consolidated balance sheet. The Group’s key objective in managing its financial structure is to maximize value for shareholders, reduce the cost of capital and maintain a high credit rating, while at the same time ensuring the Group has the financial flexibility to leverage value-creating external growth opportunities. The Group manages its financial structure and makes any necessary adjustments in light of prevailing economic conditions. In this context it may choose to adjust the amount of dividends paid to shareholders, reimburse a portion of capital, carry out share buybacks, issue new shares, launch share-based payment plans or sell assets in order to scale back its debt.

The Group’s policy is to maintain an “A” rating with Moody’s and S&P. To achieve this, it manages its financial structure in line with the indicators usually monitored by these credit rating agencies, which include the Group’s operating profile, financial policy and a series of financial ratios.

The Group’s objectives, policies and processes for managing capital have remained unchanged over the past few years.

SUEZ SA is not required to comply with any minimum capital requirements except those provided for by law.

Note 19 — Provisions

						Impact of
				Reversals-	Changes in	unwinding
	Dec. 31,		Reversals-	surplus	scope of	discount	Translation		Dec. 31,
	2006	Allocations	utilizations	provisions	consolidation	adjustments	adjustments	Other	2007
	(In millions of euros)

Pensions and other employee benefit obligations	2,797.5	121.7	-194.2	-52.3	0.6	83.0	2.1	-412.4	2,346.2
Reprocessing and storage costs of nuclear fuels	3,031.1	103.6	-28.3	-71.1	0.0	147.0	0.0	0.0	3,182.4
Sector-related risks	260.4	40.5	-62.8	-34.8	1.5	0.0	-0.1	1.2	205.8
Dismantling of plant and equipment(a)	1,820.7	6.9	-10.1	-9.0	-0.0	98.6	0.8	136.4	2,044.3
Warranties	65.3	31.5	-14.6	-3.5	0.0	0.0	-1.9	2.3	79.1
Disputes, claims and tax risks	461.2	70.7	-181.0	-16.5	0.9	0.0	-4.3	5.1	336.1
Site rehabilitation	485.9	41.8	-43.3	-0.1	9.8	25.2	-10.4	16.3	525.0
Restructuring costs	80.8	24.5	-39.3	-4.2	-0.1	0.7	0.4	-8.0	54.1
Other contingencies	782.9	225.9	-181.2	-86.9	21.4	12.5	-2.5	9.9	782.1
TOTAL PROVISIONS	9,785.8	667.0	-754.7	-278.3	34.1	367.1	-16.7	-249.2	9,555.1

(a)	Of which €1,896.3 million in provisions for dismantling nuclear facilities at December 31, 2007.

The impact of unwinding discount adjustments in respect of pensions and other employee benefits relates to the interest cost on the pension obligations, net of the expected return on plan assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Regarding pensions and other employee benefit obligations, the “Other” column relates to changes in reimbursement rights arising on the secondment of distribution employees to Walloon inter-municipal companies, and actuarial gains and losses generated in 2007 and recognized in equity.

Allocations, reversals and changes relating to unwinding the discount are presented as follows in the income statement:

Net allocations
(In millions of euros)

Income from operating activities	-358.6
Other financial income and expenses	367.1
Income tax expense	-7.4
Total	1.1

The different types of provisions and the calculation principles applied are described hereafter.

19.1  EMPLOYEE BENEFIT OBLIGATIONS

See Note 20.

19.2  NUCLEAR LIABILITIES

In the context of its nuclear power generation activities, the Group incurs decommissioning liabilities relating to the dismantling of nuclear facilities and the reprocessing of nuclear spent fuel.

19.2.1  Legal framework

The Belgian law of April 11, 2003, amended by the law of April 25, 2007, granted Group subsidiary Synatom responsibility for managing provisions set aside to cover the costs of dismantling nuclear power plants and managing radioactive fissile material from such plants. One of the tasks of the Nuclear Provisions Committee set up pursuant to the above-mentioned law is to oversee the process of computing and managing these provisions. The Committee also issues opinions on the maximum percentage of funds that Synatom can lend to operators of nuclear plants and on the types of assets in which Synatom may invest its outstanding funds.

To enable the Committee to carry out its work in accordance with the above-mentioned law, Synatom is required to submit a report every three years describing the core inputs used to calculate these provisions.

On January 15, 2007 Synatom submitted its most recent triennial review of nuclear provisions to the Monitoring Committee (since renamed the Nuclear Provisions Committee by the April 25, 2007 law). Its recommendations do not impact the core inputs described in the previous report, notably in terms of the estimation methods, financial parameters and management scenarios to be used. The changes put forward were aimed at incorporating the latest economic data and detailed technical analyses into the calculations.

The Monitoring Committee approved the new proposals on March 16, 2007. This led to (i) an increase of €133 million in the provision for dismantling nuclear facilities, with a corresponding adjustment to the dismantling asset in the same amount; and (ii) a €71 million reduction in the provision for the management of radioactive fissile materials, included within Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in 2007.

The provisions set aside also take into account all existing or planned environmental regulatory requirements on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation, which would materially impact the value of the provision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.2.2  Provisions for dismantling nuclear facilities

Nuclear power stations have to be dismantled at the end of their operational lives. Provisions are set-aside in the Group’s accounts to cover all costs relating to (i) the shutdown phase, which involves removing radioactive fuel from the site; and (ii) the dismantling phase, which consists of decommissioning and cleaning up the site.

Provisions for dismantling nuclear facilities are calculated based on the following principles and parameters:

•	costs payable over the long term are based on management’s estimates of costs to be incurred;

•	an inflation rate of 2% is applied up to the end of the dismantling period to calculate the future value of the obligation;

•	a discount rate of 5% (including 2% inflation) is applied to determine the net present value of the obligation. The nominal 5% discount rate approved by the Monitoring Committee in its opinion on the 2007 triennial review is based on an analysis of the average benchmark rate and expected changes in this rate (yield on 30-year Belgian OLO linear bonds, 30-year euro benchmark rate and 30-year interbank swap rate);

•	dismantling work is expected to begin between five and eight years after the facilities concerned have been shut down, taking into account a useful life of 40 years as of the date the facilities are commissioned;

•	payments are spread over approximately seven years after the date the dismantling work starts;

•	the present value of the obligation when the facilities are commissioned represents the initial amount of the provision. The matching entry is an asset recognized for the same amount within the corresponding property, plant and equipment category. This asset is depreciated over a period of 40 years as from the commissioning date;

•	the annual charge to the provision, reflecting the interest cost on the provision carried in the books at the end of the previous year, is calculated at the discount rate used to estimate the present value of future cash flows.

The nuclear facilities for which the Group holds capacity entitlements are also provisioned in an amount reflecting the Group’s share in the expected dismantling costs. This provision is calculated and discounted each year in the same way as provisions for nuclear facilities located in Belgium.

19.2.3  Provisions for nuclear fuel reprocessing and storage

When spent nuclear fuel is removed from a reactor, it remains radioactive and requires processing. There are two different procedures for managing radioactive spent fuel, based on either reprocessing or essentially on conditioning without reprocessing. The Belgian government has not yet decided on which scenario will be made compulsory in Belgium.

The Nuclear Provisions Committee bases its analyses on deferred reprocessing of radioactive spent nuclear fuel. The Group therefore books provisions for all costs resulting from this spent fuel management scenario, including on-site storage, transportation, reprocessing by an accredited facility, storage and removal of residual spent fuel after treatment.

Provisions for nuclear fuel reprocessing are calculated based on the following principles and parameters:

•	costs are calculated based on the deferred reprocessing scenario, whereby the spent fuel is reprocessed and ultimately removed and buried in a deep geological depository;

•	payments are staggered over a period through to 2050, when any residual spent fuel and the provision required to cover the cost of removal and deep underground storage will be transferred to ONDRAF, the Belgian agency for radioactive waste and enriched fissile materials. Based on the deferred reprocessing scenario, the last residual spent fuel would be buried in about 2080;

•	the long-term obligation is assessed based on management’s estimates of costs to be incurred;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the 5% discount rate used (actual rate of 3% plus 2% inflation) is the same as that used for the facility dismantling provision;

•	charges to the provision are calculated based on the average unit cost of quantities used up to the end of the facility’s operating life.

•	an annual allocation is also recognized, corresponding to the impact of unwinding the discount.

In view of the nature and timing of the costs they are intended to cover, the actual future cost may differ from estimates. The provisions may be adjusted in line with future changes in the above-mentioned parameters. These parameters are nevertheless based on information and estimates which the Group deems reasonable at the date of this report and which have been approved by the Nuclear Provisions Committee.

19.2.4  Sensitivity to discount rates

Based on currently applicable parameters in terms of estimated costs and the timing of payments, a change of 50 base points in the discount rate could lead to an adjustment of around 10% in dismantling and nuclear fuel reprocessing provisions. A fall in discount rates would lead to an increase in outstanding provisions, while a rise in discount rates would reduce the provision amount. Changes arising as a result of the review of the dismantling provision would not have an immediate impact on income, since the matching entry in certain cases would consist of adjusting the corresponding dismantling asset in the same amount.

Sensitivity to discount rates, presented above in accordance with the applicable standards, is an automatic calculation and should therefore be interpreted with appropriate caution in view of the variety of other inputs including in the evaluation. Moreover, the frequency with which these provisions are reviewed by the Nuclear Provisions Committee in accordance with applicable regulations ensures that the overall obligation is measured accurately.

19.3  DISMANTLING OBLIGATIONS ARISING ON OTHER PLANT AND EQUIPMENT

Certain plant and equipment (mainly conventional power stations) have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contractual agreements, or an implicit Group commitment.

The related liability is calculated using the most appropriate technical and budget estimates. Payments to be made over the long-term are discounted using the discount rate applied to provisions for dismantling nuclear facilities (5%).

Upon initial recognition, the Group books a provision for the present value of the obligation at the commissioning date and recognizes a “dismantling” asset as the matching entry for the provision. This asset is included within the appropriate line of property, plant and equipment and is depreciated over the useful life of the facilities.

The amount of the provision is adjusted each year to reflect the impact of unwinding the discount.

19.4  SECTOR-RELATED RISKS

Provisions for sector-related risks include provisions covering guarantees given in connection with disposals, which are likely to be called on.

19.5  SITE REHABILITATION

The June 1998 European Directive on storage facilities introduced a number of obligations regarding the closure and long-term monitoring of waste storage facilities. These obligations lay down the rules and conditions incumbent on the operator (or owner of the site where the operator fails to comply with its obligations) in terms of the design and scale of storage, collection and treatment centers for liquid (leachates) and gas (biogas) effluents. It also introduces provisions for these facilities to be inspected every 30 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These obligations give rise to two types of provisions (rehabilitation and long-term monitoring) calculated on a case-by-case basis depending on the site concerned. In accordance with the accrual basis of accounting, the provisions are set aside over the period the site is in operation, pro rata to the depletion of waste storage volume. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years after a site is shut down within the European Union) are discounted to present value. An asset is recorded as counterparty to the provision and depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

The amount of the provision for site rehabilitation (at the time the facility is shut down) depends on whether a semi-permeable, semi-permeable with a drainable facility, or impermeable shield is used. This has a considerable impact on future levels of leachate effluents and hence on future waste treatment costs. To calculate the provision, the cost to rehabilitate the as-yet untreated surface area needs to be estimated. The provision carried in the balance sheet at year-end must cover the costs to rehabilitate the untreated surface area (difference between the fill rate and the percentage of the site’s surface that has already been rehabilitated). The amount of the provision is reviewed each year based on work completed or still to be carried out.

The calculation of the provision for long-term monitoring depends on both the costs arising on the production of leachate and biogas effluents, and on the amount of biogas recycled. The recycling of biogas represents a source of revenue and is deducted from the amount of long-term monitoring expenditure. The main expense items arising from long-term monitoring obligations relate to:

•	construction of infrastructure (biogas recycling facility, installation of leachate treatment facility) and the demolition of installations used while the site is in operation;

•	upkeep and maintenance of the protective shield and infrastructures (surface water collection);

•	control and monitoring of surface water, underground water and leachates;

•	replacement and repair of observation wells;

•	leachate treatment costs;

•	biogas collection and processing costs (taking into account any revenues from biogas recycling).

The provision for long-term monitoring obligations to be recognized at year-end depends on the fill rate of the facility at the end of the period, estimated aggregate costs per year and per caption (based on standard or specific costs), the estimated shutdown date and the discount rate applied to each site (based on its residual life).

19.6  OTHER CONTINGENCIES

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

Note 20 — Pensions and other employee benefit obligations

20.1  DESCRIPTION OF THE MAIN PENSION PLANS AND RELATED BENEFITS

20.1.1  Companies belonging to the electricity and gas sector in Belgium

In Belgium, the rights of employees in electricity and gas sector companies, principally Electrabel, Electrabel Customer Solutions (ECS), Distrigas, Fluxys and Laborelec, and some SUEZ-TRACTEBEL SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of their most recent annual income, for a full career and in addition to the statutory pension. These top-up pension payments are provided under defined benefit plans and are partly reversionary. In practice, the benefits have to be paid in the form of a lump sum for the majority of plan participants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Most of the obligations resulting from these pension plans are financed through pension funds set up for the electricity and gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited after June 1, 2002 and managerial staff recruited after May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. Returns on the contributions paid since 2004 exceed the minimum average annual return of 3.25%.

Electricity and gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded, with the exception of the special “allocation transitoire” termination indemnity (equal to three months’ statutory pension), the management of which is outsourced.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium. With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the ensuing consequences were taken into account at December 31, 2006.

In 2007, a new defined benefit plan with a step-rate formula was offered to managerial staff recruited before May 1, 1999. These employees were given the choice of:

•	remaining in their current plan offering the benefits described above;

•	subscribing to the new pension plan with a step rate formula;

•	requesting a transfer to the defined contribution plan available for managerial staff recruited after May 1, 1999.

The majority of managerial staff opted for the new pension plan.

A new defined benefit step-rate plan was also offered to wage-rated employees recruited before June 1, 2002. Employees migrated to this new benefit plan via an industry-wide collective bargaining agreement.

The Group has an additional obligation of €51 million as a result of these benefits, of which €12 million is funded by a reimbursement right on certain inter-municipal companies (see below).

The projected benefit obligation relating to these plans represented around 46% of total pension obligations and related liabilities at December 31, 2007.

20.1.2 Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for statutory civil servants of companies belonging to the EGI sector in France is partly covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG, TIRU, GEG, Compagnie Nationale du Rhône (CNR) and, more recently, SHEM.

Since January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has operated the pension, disability, life, industrial accident and occupational illness benefit plans for EGI sector companies. Salaried employees and retirees of EGI sector companies have been automatically affiliated to the CNIEG since January 1, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At January 1, 2005, the pension plan of EGI sector companies was incorporated into the statutory pension system, as well as into the ARRCO and AGIRC plans (mandatory supplementary pension schemes). The EGI sector companies are affiliated to the state plan on a “full integration” basis4. In respect of the ARRCO and AGIRC plans, the EGI sector companies have opted for “minimum integration5”.

Benefits in excess of those granted by the statutory pension system are known as “specific benefits” (droits spécifiques). These defined benefits are financed in accordance with the French law of August 9, 2004 and are provisioned in the accounts of the companies concerned in accordance with the terms of said law and its implementing decrees.

At the end of 2007 the French government embarked on a reform of special public sector pensions (régimes spéciaux) in response to the demographic and financial challenges these schemes will face in the coming years. The Minister of Labor, Social Affairs and Solidarity provided the CNIEG’s Board of Directors with a draft of the decree defining the framework for bringing these special pension schemes into line with standard public sector pensions.

At the same time, negotiations began with trade unions and employers concerning measures for assisting with the reform, which include pay rises, late-career compensatory measures and an improvement in the welfare scheme for the professional branch of EGI companies.

The CNIEG carried out a number of simulations to determine the impact of this reform on the provisions set aside by the companies affected. Based on constant assumptions over the period analyzed, the reforms would lead to a non-material reduction in SUEZ Group’s pension obligations.

Agreements have also been signed between (i) SMEG and the CNIEG; and (ii) SMEG and the Caisse d’Allocation de Retraite Monégasque (CAR), pursuant to which:

•	the CNIEG takes over all obligations with regard to retirees and other beneficiaries no longer affiliated with SMEG (full and final discharge);

•	the CAR takes over from CNAV in financing pensions for SMEG’s active employees.

This leads to a write-back of €20 million from the provision for pension obligations in respect of SMEG retirees transferred to the CNIEG.

20.1.3  Other companies

Most other Group companies also grant their staff employee benefits (pension and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the final salary and length of service.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the final salary.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

4 The French statutory pension scheme is liable for all past benefits, in exchange for a balancing cash adjustment (“soulte”) designed to maintain its stability following the affiliation of EGI sector personnel.
5 The ARRCO and AGIRC plans are liable for their portion of past benefits, allocated using a coefficient calculated in such a way as to prevent instability in these schemes following the affiliation of EGI sector personnel. In this case, no balancing cash payment is due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States and United Kingdom) or a dedicated fund managed by an insurance company (France). With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

20.1.4  Multi-employer plans

Employees of some Group companies are affiliated to multi-employer pension plans, covering pension, death and disability benefits legally paid in the form of annuities. Multi-employer plans are particularly common in the Netherlands, where electricity and gas sector employees are normally required to participate in a compulsory industry-wide scheme.

Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan). In the absence of any regulations governing the calculation of the share of the underlying financial position and the performance attributable to each participating employer, and in the absence of any surplus or shortfall that could affect future levels of contributions, these multi-employer plans are treated as defined contribution plans in accordance with IAS 19.

This concerns mainly subsidiaries of SUEZ Energy Services (SES) based in the Netherlands (mainly GTI Nederland and Axima Services B.V.), together with Electrabel Nederland and SITA Nederland, which participate in three multi-employer plans: Pensioenfonds Metaal en Techniek (PMT), Stichting Bedrijfstakpensioenfonds voor het beroepsvervoer over de weg (BPF Vervoer) and Algemeen Burgerlijk Pensioenfonds (ABP).

GTI Nederland and Axima Services are affiliated to PMT. This multi-employer fund has one million members originating from 31,000 different employers. Based on the market value of its plan assets, PMT was 138%-funded at December 31, 2006.

Since January 1, 2006, the retirement annuity payable has been set at 2.236% of the portion of the retiree’s salary below the grensbedrag (€70,108 in 2007) and at 1.75% of the portion of the salary in excess of this limit. The salary used to calculate annuities is the employee’s annual remuneration, less a deductible of €14,224 for 2007. Indexation of retirement annuities is not guaranteed, but is decided by PMT’s Management Committee based on the financial position of the fund.

PMT provides retirement and death benefits for its members. The cost of these benefits equals 26% of the portion of salary between the deductible and the grensbedrag and 17% of the portion of salary in excess of the grensbedrag limit, and is shared equally between employer and employee.

Most SITA Nederland employees are affiliated to the industry-wide pension fund BPF Vervoer. This fund has 550,000 members originating from 8,600 different employers in the freight and passenger transport industries. BPF Vervoer manages assets worth €5.4 billion.

The fund grants annuities to affiliated employees upon retirement. Since 2006, annuities accrued each year equal 2.05% of the employee’s annual salary less a deductible of €9,819 in 2007. Rights which vested before 2006 are calculated in accordance with the fund’s previous regulations.

Retirement annuities may be indexed on an annual basis, at the discretion of the fund’s Board of Directors, but the indexation rate may not exceed the salary increase rate for the sector.

Contributions paid into this fund represent 28.2% of the employee’s annual salary less the deductible, and 9.6% of the contributions are paid by the employee.

Electrabel Nederland’s employees are affiliated to the ABP by law. ABP is one of the largest multi-employer funds in the Netherlands, with 2.6 million members originating from 4,000 employers. ABP manages assets worth €200 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ABP’s regulations provide for the payment of retirement annuities. For years of service after 2006, these annuities are equal to 2.05% of the employee’s salary less a deductible of €9,600 in 2007. For years of service prior to 2006, the fund’s previous regulations apply. Retirement annuities paid are indexed to the fund’s financial position.

In 2006, employee and employer contributions were respectively calculated as 5.82% and 13.58% of the portion of the employee’s annual salary in excess of the deductible, and therefore represented 19.40% of the total benchmark salary.

20.2  DEFINED BENEFIT PLANS

SUEZ’ obligations for pensions and other employee benefit plans are as follows:

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
	Pension	Other		Pension	Other		Pension	Other
	benefit	benefit	Total	benefit	benefit	Total	benefit	benefit	Total
	obligations	obligations	benefit	obligations	obligations	benefit	obligations	obligations	benefit
	(a)	(b)	obligations	(a)	(b)	obligations	(a)	(b)	obligations
	(In millions of euros)

A — CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at January 1	-4,412.9	-804.2	-5,217.1	-5,446.4	-1,060.7	-6,507.1	-5,195.9	-894.4	-6,090.3
Service cost	-113.3	-41.5	-154.8	-115.9	-26.6	-142.5	-119.4	-27.9	-147.3
Interest cost	-208.8	-32.7	-241.5	-200.3	-32.2	-232.5	-254.4	-44.3	-298.7
Contributions paid	-7.8	0.0	-7.8	-7.8	-8.6	-8.6	-11.9	0.0	-11.9
Amendments	-55.7	0.0	-55.7	1.4	-1.5	−0.1	-0.3	0.0	-0.3
Acquisitions/disposals of subsidiaries	8.7	-0.6	8.1	918.6	250.7	1,169.3	5.4	-4.1	1.3
Curtailments/settlements	154.9	4.1	159.0	129.4	1.5	130.9	115.8	7.5	123.3
Special terminations	-6.0	-2.5	-8.5	-8.8	-1.6	-10.4	-1.8	-14.4	-16.2
Actuarial gains and losses	273.0	115.1	388.1	21.8	1.3	23.1	-330.8	-131.3	-462.1
Benefits paid	297.1	39.9	337.0	306.1	48.1	354.2	414.3	62.7	477.0
Other (foreign currency translation)	5.0	9.1	14.1	-10.1	16.8	6.7	-67.4	-14.5	-81.9
PROJECTED BENEFIT OBLIGATION AT DECEMBER 31 A	-4,065.8	-713.1	-4,778.9	-4,412.9	-804.2	-5,217.0	-5,446.4	-1,060.7	-6,507.1
B — CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1	2,406.4	46.9	2,453.3	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8
Expected return on plan assets	132.7	3.3	136.0	126.9	3.2	130.0	146.3	3.0	149.3
Actuarial gains and losses	49.8	1.5	51.3	31.0	0.4	31.4	96.5	0.6	97.1
Contributions received	238.9	39.1	278.0	282.6	47.5	330.1	339.4	64.2	403.6
Acquisitions/disposals of subsidiaries	-2.3	0.0	-2.3	-259.6	0.0	-259.6	-5.1	0.0	-5.1
Curtailments/settlements	-63.5	0.0	-63.5	-16.6	0.0	-16.6	-67.9	0.0	-67.9
Benefits paid	-297.1	-39.9	-337.0	-306.1	-48.1	-354.2	-414.3	-62.8	-477.1
Other (foreign currency translation)	-12.9	-4.0	-16.9	-12.7	-3.9	-16.6	87.5	4.6	92.1
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31 B	2,452.0	46.9	2,498.9	2,406.4	46.9	2,453.2	2,561.0	47.8	2,608.8
C — FUNDED STATUS A+B	-1,613.8	-666.2	-2,280.0	-2,006.5	-757.3	-2,763.8	-2,885.4	-1,012.9	-3,898.3
Unrecognized past service cost	-1.2	-15.3	-16.5	5.6	-17.4	-11.7	10.7	-21.2	-10.5
Asset ceiling	-1.9	0.0	-1.9	-0.3	0.0	-0.3	-0.5	0.0	-0.5
NET BENEFIT OBLIGATION	-1,616.9	-681.5	-2,298.4	-2,000.9	-774.8	-2,775.7	-2,875.2	-1,034.1	-3,909.3
ACCRUED BENEFIT LIABILITY	-1,662.1	-684.1	-2,346.2	-2,019.6	-777.4	-2,797.0	-2,905.1	-1,037.3	-3,942.4
PREPAID BENEFIT COST	45.2	2.5	47.8	18.7	2.6	21.3	29.9	3.2	33.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Pensions and retirement bonuses.

(b)	Long-service awards, healthcare and other employee benefits.

SUEZ Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party6.

A reimbursement right granted by the inter-municipal companies covers obligations towards employees of Electrabel’s distribution business. The inter-municipal companies in the Walloon region do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs.

In light of Electrabel’s right to reimbursement from the inter-municipal companies, pension obligations in relation to distribution employees (€309.7 million at December 31, 2007) are subsequently grossed up with the receivable recognized as an asset in the same amount.

This item decreased significantly in 2006 due to the transfer of distribution employees to Eandis and BNO.

Changes in the fair value of Electrabel’s reimbursement rights during 2007 may be summarized as follows:

	2007	2006	2005
	(In millions of euros)

Fair value at January 1	377	1,353	1,258
Changes in scope of consolidation	0.0	-915	0.0
Actuarial gains and losses	-27	15	116
Net proceeds for the year	24	-23	125
Contributions paid	-64	-53	-146

Fair value at December 31	310	377	1,353

Modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by Contassur, and to recognize them as reimbursement rights under assets on the balance sheet. This operation had no impact on the income statement.

6 Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ Group has the power to influence the company’s management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the fair value of the reimbursement rights relating to Contassur during 2007 may be summarized as follows:

	2007	2006	2005
	(In millions of euros)

Fair value at January 1	187.2	308.0	325.0
Expected return on plan assets	10.8	12.8	13.0
Actuarial gains and losses	4.7	0.7	-9.0
Actual return	15.5	13.5	4.0
Employer contributions	8.4	12.3	16.0
Employee contributions	2.5	2.6	4.0
Acquisitions/disposals excluding business combinations	-6.1	-50.5	-8.0
Curtailments	-12.5	-82.1	0.0
Benefits paid	-15.7	-16.6	-33.0

Fair value at December 31	179.3	187.2	308.0

The decrease in fair value in 2006 also reflects the transfer of employees to Eandis and BNO.

Reimbursement rights are recorded in the balance sheet under “Other assets”.

Net actuarial losses recognized in equity amounted to €85.9 million at December 31, 2007 compared to actuarial gains of €310.6 million at end-2006.

	2007	2006	2005
	(In millions of euros)

At January 1	310.6	365.0	123.8
Actuarial losses and (gains) generated during the year	-396.5	-54.4	241.2
At December 31	-85.9	310.6	365.0

Actuarial gains and losses presented in the above table include translation adjustments. In the statement of recognized income and expense, translation adjustments are shown separately.

20.2.1  Funding of employee benefit obligations

The funding of these obligations at December 31 for each of the periods presented can be analyzed as follows:

	Actuarial	Fair value of	Unrecognized	Asset	Total net
	debt	plan assets	past service cost	ceiling	obligations
	(In millions of euros)

Underfunded plans	-3,319.5	1,890.5	-12.0	0.0	-1,441.0
Overfunded plans	-561.8	608.4	-2.0	-1.9	42.7
Unfunded plans	-897.7	0.0	-2.4	0.0	-900.1

TOTAL AT DECEMBER 31, 2007	-4,778.9	2,498.9	-16.4	-1.9	-2,298.4
Underfunded plans	-3,729.6	2,119.6	-5.8	0.0	-1,615.8
Overfunded plans	-322.7	333.6	0.0	-0.2	10.8
Unfunded plans	-1,164.7	0.0	-5.9	0.0	-1,170.6

TOTAL AT DECEMBER 31, 2006	-5,217.0	2,453.2	-11.7	-0.2	-2,775.7
Underfunded plans	-4,857.3	2,209.4	-1.8	0.0	-2,649.7
Overfunded plans	-370.3	399.4	0.0	-0.5	28.6
Unfunded plans	-1,279.5	0.0	-8.7	0.0	-1,288.2

TOTAL AT DECEMBER 31, 2005	-6,507.1	2,608.8	-10.5	-0.5	-3,909.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.2.2  Reconciliation with provisions carried in the balance sheet

The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

	Liabilities	Assets
	(In millions of euros)

Balance at December 31, 2005	-3,942.4	33.1
Exchange rate differences	14.4	-1.9
Changes in scope of consolidation and other	918.6	-13.7
Actuarial gains and losses	37.8	2.6
Period expense net of contributions	-143.8	-1.9
Contributions	318.4	3.2
Balance at December 31, 2006	-2,797.0	21.3
Exchange rate differences	-2.0	-0.4
Changes in scope of consolidation and other	8.9	-9.0
Actuarial gains and losses	348.4	35.0
Period expense net of contributions	-165.3	-8.7
Contributions	260.7	9.5
Balance at December 31, 2007	-2,346.2	47.8

20.2.3  Components of the net periodic pension cost

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2007, 2006 and 2005 breaks down as follows:

	2007	2006	2005
	(In millions of euros)

Current service cost	154.7	142.5	147.3
Interest cost	241.4	232.5	298.7
Expected return on plan assets	-136.0	-130.0	-150.1
Actuarial gains and losses	-55.9	3.9	37.6
Past service cost	59.3	1.0	1.1
Gains or losses on pension plan curtailments, terminations and settlements	-99.9	-114.3	-77.2
Special terminations	10.3	10.4	16.2
Asset ceiling	0.0	-0.3	0.5
BALANCE AT DECEMBER 31	174.0	145.6	274.1
o/w recorded in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	68.6	43.2	125.4
o/w recorded in financial income/(loss)	105.4	102.5	148.7

The amount recorded under financial income/(loss) in 2007 includes a positive €25 million relating to changes in receivables (reimbursement rights) from the inter-municipal companies and from Contassur.

20.2.4  Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investments and acceptable level of risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The objectives of these strategies are twofold:

•	to maintain sufficient income streams and liquidity to cover pension and other benefit payments; and

•	to achieve a long-term return on investments at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed minimum return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2007	2006	2005

Equities	32%	33%	33%
Bonds	47%	45%	42%
Real estate	6%	7%	6%
Other (including money market securities)	15%	15%	19%

TOTAL	100%	100%	100%

20.2.5  Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discount rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate	5.6%	4.8%	4.5%	5.1%	4.2%	4.0%	5.5%	4.7%	4.4%
Estimated future increase in salaries	3.6%	3.7%	3.9%	3.4%	3.5%	3.7%	3.6%	3.7%	3.9%
Expected return on plan assets	6.1%	5.6%	5.8%	6.9%	6.5%	6.6%	6.1%	5.6%	5.7%
Average remaining working lives of participating employees	12 years	12 years	13 years	14 years	13 years	14 years	12 years	12 years	13 years

According to the Group’s estimates, a +/-1% change in the discount rate would result in a change of approximately 8.7% in the obligations.

The expected rates of return on plan assets, calculated based on prevailing market conditions, are as follows:

•	bond yield rates correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•	the rate of return on equities includes a risk premium of 3% compared with the bond yields;

•	the premium included in the rate of return on real estate assets corresponds to a 1% risk premium, calculated pro rata to the expected return on equities.

The expected return on reimbursement rights is 5.75%.

Healthcare cost assumptions incorporate an estimated increase of 3.2% for 2008, 2009 and 2010, and 3.1% for 2011 and 2012 (including inflation).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The breakdown of experience adjustments giving rise to actuarial gains and losses is as follows:

	Dec. 31, 2007		Dec. 31, 2006
	Pension benefit	Other benefit	Pension benefit	Other benefit
	obligations	obligations	obligations	obligations
		(In millions of euros)

Projected benefit obligation	-4,065.8	-713.1	-4,412.9	-804.2
Fair value of plan assets	2,452.0	46.9	2,406.4	46.9
Surplus/deficit	-1,613.8	-666.2	-2,006.5	-757.3
Experience adjustments to projected benefit obligation	-11.9	-61.7	59.2	-4.1
Experience adjustments to fair value of plan assets	-9.0	1.2	-19.1	1.2

A one percentage point change in the assumed increase in healthcare costs would have the following impacts:

	One point	One point
	increase	decrease
	(In millions of euros)

Impact on expenses	4.6	-3.7
Impact on pension obligations	73.7	-40.5

20.2.6  Geographical breakdown of obligations

In 2007, the geographical breakdown of the main obligations and actuarial assumptions (including inflation) were as follows:

	Euro zone		US		Rest of the world
	Pension benefit	Other benefit	Pension benefit	Other benefit	Pension benefit	Other benefit
	obligations	obligations	obligations	obligations	obligations	obligations
			(In millions of euros)

Net benefit obligations	1,380	596	3	49	233	36
Discount rate	5.1%	5.1%	6.5%	6.6%	7.9%	5.7%
Estimated future increase in salaries	3.5%	3.4%	3.5%	NA	4.1%	4.3%
Expected return on plan assets	5.2%	4.3%	8.5%	8.5%	8.6%	5.8%
Average remaining working lives of participating employees	13 years	13 years	13 years	14 years	10 years	14 years

20.2.7  Payments due in 2008

The Group expects to pay around €83 million in contributions into its defined benefit plans in 2008.

20.3  DEFINED CONTRIBUTION PLANS

In 2007, SUEZ recorded a €99 million charge in respect of amounts paid into Group defined contribution plans (€90 million in 2006).

These contributions are recorded under “Personnel costs” in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21 — Construction contracts

“Amounts due from customers under construction contracts” and “Amounts due to customers under construction contracts” are presented in the balance sheet within “Trade and other receivables” and “Trade and other payables”, respectively.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Amounts due from customers under construction contracts	68.8	21.2	19.3
Amounts due to customers under construction contracts	170.3	203.2	225.3

NET	-101.5	-182.0	-206.0

Contracts in progress at the balance sheet date:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Cumulative income and expenses recognized	2,597.0	2,330.1	2,625.2
Advances received	57.0	77.8	60.6

Contingent liabilities arising under construction contracts are not material.

Note 22 — Finance leases

22.1  FINANCE LEASES FOR WHICH SUEZ ACTS AS LESSEE

The carrying amounts of property, plant and equipment held under finance leases are broken down into different asset categories depending on their type.

The main finance lease agreements entered into by the SUEZ Group primarily concern Novergie’s incineration facilities, the Choctaw power station in the US and Elyo’s co-generation plants.

The present values of future minimum lease payments break down as follows:

	Future minimum lease payments at Dec. 31, 2007		Future minimum lease payments at Dec. 31, 2006		Future minimum lease payments at Dec. 31, 2005
	Undiscounted	Present	Undiscounted	Present	Undiscounted
	value	value	value	value	value	Present value
	(In millions of euros)

Year 1	156.6	151.1	153.5	148.9	160.9	157.2
Years 2 to 5 inclusive	483.0	421.4	516.8	462.0	539.2	495.7
Beyond year 5	924.8	501.2	1,064.4	606.2	1,130.3	705.8
TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,564.4	1,073.7	1,734.7	1,217.1	1,830.4	1,358.7

The following table provides a reconciliation of maturities of liabilities under finance leases as reported in Note 14.2.1 with the maturities of undiscounted future minimum lease payments:

			Years 2 to 5	Beyond
	Total	Year 1	inclusive	year 5
	(In millions of euros)

Liabilities under finance leases	1,126.7	134.1	354.3	638.3
Impact of discounting future repayments of principal and interest	437.7	22.5	128.7	286.5
UNDISCOUNTED FUTURE MINIMUM LEASE PAYMENTS	1,564.4	156.6	483.0	924.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.2  FINANCE LEASES FOR WHICH SUEZ ACTS AS LESSOR

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern (i) energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group.

The Group has recognized finance lease receivables in relation to its co-generation plants for Solvay, Total (Belgium), Bowin (Thailand) and Air Products (the Netherlands).

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Undiscounted future minimum lease payments	399.5	464.5	518.2
Unguaranteed residual value accruing to the lessor	21.8	24.0	25.3
TOTAL GROSS INVESTMENT IN THE LEASE	421.3	488.5	543.5
UNEARNED FINANCIAL INCOME	137.8	165.7	177.0
NET INVESTMENT IN THE LEASE	283.5	322.8	366.5
o/w present value of future minimum lease payments	274.9	312.8	354.5
o/w present value of unguaranteed residual value	8.6	10.0	12.0

Amounts recognized in the balance sheet in connection with finance leases are detailed in Note 14.1.2 “Loans and receivables carried at amortized cost”.

Undiscounted future minimum lease payments receivable under finance leases can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Year 1	36.4	37.2	37.8
Years 2 to 5 inclusive	142.4	147.2	195.6
Beyond year 5	220.7	280.1	284.8

TOTAL	399.5	464.5	518.2

Note 23 — Operating leases

23.1  OPERATING LEASES FOR WHICH SUEZ ACTS AS LESSEE

The SUEZ Group has entered into operating leases mainly in connection with LNG tankers, and miscellaneous buildings and fittings.

Operating lease income and expense for 2007, 2006 and 2005 can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Minimum lease payments	-359.8	-403.4	-379.6
Contingent lease payments	-149.3	-161.6	-161.2
Sub-letting income	8.5	4.1	0.2
Sub-letting expenses	-25.6	-2.5	-11.5
Other operating lease expenses	-86.1	-115.9	-93.8

TOTAL	-612.3	-679.3	-646.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Year 1	296.1	221.3	209.4
Years 2 to 5 inclusive	913.1	663.1	539.9
Beyond year 5	1,105.4	820.5	941.5

TOTAL	2,314.6	1,704.9	1,690.8

23.2  OPERATING LEASES FOR WHICH SUEZ ACTS AS LESSOR

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern primarily the HHPC plant in Thailand, the Baymina plant in Turkey, and the Hopewell and Red Hills plants in the United States. Operating lease income for 2007, 2006 and 2005 can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Minimum lease payments	676.4	668.5	611.9
Contingent lease payments	0.0	43.1	52.4

TOTAL	676.4	711.6	664.3

Future minimum lease payments receivable under non-cancelable operating leases can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(In millions of euros)

Year 1	422.4	458.0	475.5
Years 2 to 5 inclusive	1,463.2	1,591.1	1,546.0

Beyond year 5	2,084.7	2,487.3	2,859.6

TOTAL	3,970.3	4,536.4	4,881.1

Note 24 — Concession contracts

SUEZ manages a large number of concession contracts as defined by SIC 29, covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution.

The terms of the concessions vary between 10 and 65 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built, as well as rights and obligations relating to the public service concerned.

Contracts provide for a general obligation allowing users access to the public service, and in certain cases according to a specified timeframe.

A general obligation also exists to return the concession infrastructure in good working condition at the end of the concession. Where appropriate, this obligation leads to the recognition of a capital renewal and replacement liability (see Note 14.2.3). By exception, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure will remain the property of SUEZ and is therefore accounted for using the tangible asset model (see Note 1.4.6).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. Where necessary, these obligations lead to the recognition of an intangible asset and a related liability (see Note 1.4.6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As consideration for these obligations, SUEZ is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT water treatment contracts) or the users (distribution of drinking water or electricity) for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure give rise to a receivable or an intangible asset, depending on the party primarily responsible for payment (see Note 1.4.6).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, contracts may contain clauses providing for price adjustments (usually at the end of a five-year period) if there is a change in the economic conditions forecasted at the inception of the contracts. By exception, contracts exist in certain countries (e.g., the United States and Spain), under which the price is fixed on a yearly basis according to the costs incurred in connection with the concession, which is therefore recognized in assets (see Note 1.4.6).

Note 25 — Cash flows

25.1  RECONCILIATION WITH INCOME TAX EXPENSE IN THE INCOME STATEMENT

	Tax cash flows
	(income tax expense)
	2007	2006	2005
	(In millions of euros)

Impact in the income statement	-527.5	-815.1	-585.3
— provisions for income taxes	-7.4	5.8	8.6
— deferred tax(a)	-446.9	29.6	-162.0
— other(b)	-23.9	-205.7	15.8
Impact in the cash flow statement	-1,005.6	-985.4	-722.9

(a)	In 2007, deferred tax assets relating to tax loss carry-forwards arising within the tax consolidation were recognized in an amount of €500 million.

(b)	In 2006, the “Other” item mainly reflects the €265.9 million net increase in tax payables and receivables, and the impact of tax expenses arising on disposals, amounting to €56.2 million.

25.2  RECONCILIATION WITH FINANCIAL INCOME/(LOSS) IN THE INCOME STATEMENT

	Financial cash flows
	(financial income/loss)
	2007	2006	2005
	(In millions of euros)

Impact in the income statement	-722.1	-731.0	-725.3
Changes in amortized cost	37.2	28.2	55.3
Foreign currency translation and changes in fair value	-119.2	64.5	-129.7
Unwinding of discounting adjustments to provisions	372.5	340.4	330.0
Other	-20.7	-16.6	-8.1
Impact in the cash flow statement	-452.3	-314.5	-477.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 26 — Share-based payment

Expenses recognized in respect of share-based payment break down as follows:

	Notes	2007	2006	2005
	(In millions of euros)

Stock option plans	26.1	43.3	35.4	26.1
Employee share issues(a)	26.2	37.0	15.9	12.5
Bonus/performance share plans	26.3	38.1	7.5	NA
Exceptional bonus	26.4	6.7	0.0	NA

TOTAL		125.1	58.8	38.6

(a)	Including Stock Appreciation Rights (SARs).

26.1  STOCK OPTION PLANS

26.1.1  Stock option policy

The SUEZ stock option plan aims to closely involve executive and senior management, as well as high-potential managers, in the future development of the Company and in creating shareholder value.

The award of stock purchase or subscription options is also a means of retaining employee loyalty, both in terms of adhesion to Group values and commitment to strategic policies. The Board of Directors in accordance with authorizations granted at Shareholders’ Meetings defines conditions for the award of options and the list of beneficiaries.

In 2007, Executive Management reaffirmed its wish to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’ policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2007.

Since the Board of Directors’ decision in 2005, the number of options awarded has been reduced and partly replaced by an award of bonus SUEZ shares.

In 2007, awards of bonus shares testified to these principles.

In connection with the US delisting procedure, stock options granted to employees of Group companies in the US were replaced by a Stock Appreciation Rights scheme, which entitles beneficiaries to a cash payment equal to the profit they would make on exercising their options and immediately selling the underlying shares.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for the Group’s senior managers and in the enhanced conditional system for members of the Group Executive Committee.

Conditional system

2003 plan

As the performance conditions were satisfied at November 17, 2007, the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee may be exercised.

2004 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

2005 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

2006/2007 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. These options may be exercised if, during the period from January 17, 2011 to January 16, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €38.89, adjusted for the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011.

November 2007 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. These options may be exercised if, during the period from November 13, 2011 to November 13, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €44.37, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011.

Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options granted to the members of the Group’s Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2005 plan

Approximately 10% of the stock subscription options granted to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2006/2007 plan

Approximately 10% of the stock subscription options granted to the members of the Group’s Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on January 17, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011, plus 4%. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

November 2007 plan

Approximately 10% of the stock subscription options granted to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 14, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011, plus 4%. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

The Board of Directors has also decided that if the merger with Gaz de France were to be approved, the objectives included within the performance conditions linked to stock option plans would be reduced by applying a coefficient of 0.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.1.2 Stock option plans in force as at December 31, 2007

Stock Subscription Option

						Number of
						shares to be
					Outstanding	subscribed			Outstanding
	Date of		Strike	Number of	options at	by the			options at
	authorizing	Vesting	price	beneficiaries	Dec. 31,	Executive	Options	Options	Dec. 31,	Expiration	Residual
Plan	SM	date	€	per plan	2006	Committee**	exercised***	cancelled	2007	date	life

11/28/2000*	05/05/2000	11/28/2004	34.39	1,347	5,867,985	1,193,708	2,241,748	123,647	3,502,590	11/28/2010	2.9
12/21/2000*	05/05/2000	12/21/2004	35.74	510	2,663,335	153,516	1,500,328	3,574	1,159,433	12/20/2010	3.0
11/28/2001*	05/04/2001	11/28/2005	32.59	3,161	10,490,706	1,784,447	4,295,004	89,731	6,105,971	11/27/2011	3.9
11/20/2002*	05/04/2001	11/20/2006	16.69	2,528	6,134,051	1,327,819	3,633,462	52,376	2,448,213	11/19/2012	4.9
11/19/2003*	05/04/2001	11/19/2007	13.16	2,069	7,945,778	1,337,540	4,741,944	62,548	3,141,286	11/18/2011	3.9
11/17/2004	04/27/2004	11/17/2008	17.88	2,229	8,608,662	1,320,908	20,092	80,853	8,507,717	11/16/2012	4.9
12/09/2005	04/27/2004	12/09/2009	24.20	2,251	6,462,190	1,352,000	14,360	48,705	6,399,125	12/09/2013	5.9
01/17/2007	04/27/2004	01/16/2011	38.89	2,190	0	1,218,000	3,605	67,022	5,653,783	01/16/2015	7.0
11/14/2007	05/04/2007	11/13/2011	44.37	2,104	0	804,000	0	0	4,373,050	11/13/2015	7.9

TOTAL					48,172,707	10,491,938	16,450,543	528,456	41,291,168

Stock Subscription Option
06/30/1999*	06/11/1998	06/30/2004	30.56	29	132,516	31,772	132,516		0	06/30/2007
11/15/1999*	06/11/1998	11/15/2004	28.54	1,115	2,604,474	1,183,464	2,469,841	134,633	0	11/15/2007
01/31/2000*	06/11/1998	01/31/2005	28.46	143	403,281	52,941	308,979	2,086	92,216	01/31/2008	0.1

TOTAL					3,140,271	1,268,177	2,911,336	136,719	92,216

TOTAL					51,312,978	11,760,115	19,361,879	665,175	41,383,384

*	Exercisable plans.

**	Corresponding to the Management Committee at the time the options were awarded in 1999, 2000 and 2001.

***	In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date. Stock purchase options

26.1.3 Number of options

		Average
		strike price
	Options	€

Balance at December 31, 2006	51,312,978	24.28
Granted	10,097,460	41.26
Exercised	-19,361,879	24.68
Cancelled	-665,175	27.26

Balance at December 31, 2007	41,383,384	28.19

SUEZ shares traded at an average price of €40.98 in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.1.4 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	November	January
	2007 plan	2007 plan	2005 plan	2004 plan	2003 plan

Volatility(a)	33.71%	32.87%	31.25%	29.66%	28.04%
Risk-free rate(b)	4.03%	4.00%	3.25%	3.70%	4.30%
In euros:
Dividend(c) €	1.34	1.2	0.8	0.8	0.7
Fair value of options at the grant date	15.04	12.28	7.24	4.35	3.11

(a)	Volatility corresponds to a moving average of volatilities over the life of the plan.

(b)	The risk-free interest rate corresponds to a risk-free rate over the life of the plan.

(c)	Last dividend paid/proposed.

26.1.5 Accounting impact

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

	Expense for the year
Grant date	2007	2006	2005
	(In millions of euros)

11/20/2002		9.4	10.6
11/19/2003	5.1	5.8	5.8
11/17/2004	9.0	9.0	9.0
12/09/2005	11.2	11.2	0.7
01/17/2007	15.9
11/14/2007	2.1

TOTAL	43.3	35.4	26.1

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 that had not yet vested at January 1, 2005.

26.1.6 Stock Appreciation Rights

The award of Stock Appreciation Rights (SARs) to US employees in November 2007 (as replacement for stock options) does not have a material impact on the Group’s financial statements.

26.2 EMPLOYEE SHARE ISSUES

26.2.1 Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

•	either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

•	or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Appreciation Rights (SAR): this leveraged plan entitles beneficiaries to receive a cash bonus equal to the appreciation in the Company’s stock after a period of five years. The resulting employee liability is covered by warrants.

26.2.2  Accounting impact

The exercise price for the 2007 plan was based on the share price at the grant date less a 20% discount, representing €33.26.

The cost of these plans is based on the difference between the fair value of the shares subscribed and their subscription price, taking into account the mandatory five-year holding period provided for by French law. For leveraged employee savings plans, the calculation also considers the implicit opportunity cost for SUEZ in allowing its employees to benefit from more advantageous financial terms than would otherwise be applied.

The assumptions used in the calculation were as follows:

•	Five-year risk-free interest rate: 4.4%;

•	Spread applied by the retail banking network: 2.0%;

•	Financing rate available to employees: 6.4%;

•	Borrowing cost of the shares: 1.5%.

The resulting expense for 2007 is €35.0 million (concerning 13.1 million subscribed shares).

The accounting impact of these cash-settled Stock Appreciation Rights consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2007, the fair value of the liability related to these awards in 2004, 2005 and 2007 amounted to €21.2 million.

The fair value of the liability is determined using the Black & Scholes model.

The impact of these awards on the income statement is a loss of €2.0 million.

Upon expiration of the Spring 2002 plan in August 2007, 116,468 warrants were exercised for a total amount of €10.9 million.

26.3 BONUS/PERFORMANCE SHARE PLANS

26.3.1 Bonus share policy

At its December 9, 2005 Meeting, SUEZ’ Board of Directors decided to put in place a bonus / performance share plan scheme. This initiative had two objectives:

•	to round out the system applicable to current beneficiaries of stock option plans, by partly replacing stock options with bonus share awards (the rate at which the stock options are replaced varies according to the seniority of the beneficiaries);

•	to grant bonus shares to a category of employees not eligible for stock option awards, as exceptional recognition for their contribution and in order to enhance their commitment to their company and the SUEZ Group.

On February 13, 2006, 658,232 bonus shares were awarded under this plan. With the same objectives in mind, the Board of Directors’ Meetings of October 18, 2006 and November 14, 2007 respectively granted 963,074 and 1,179,348 bonus shares, subject to a vesting period of two years as from February 12, 2007 and November 14, 2007, respectively.

Bonus shares are awarded on the basis of several conditions:
1. presence in the Group (except in the event of retirement, death or disability);

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. performance condition based on the Group’s return on capital employed (ROCE);
3. a mandatory holding period of two years as from the final vesting date.

In addition to bonus share plans set up within the scope of the Board’s objectives as described above, the Group awarded bonus shares on two other occasions:

•	as part of the capital increase reserved for employees, bonus shares were awarded to beneficiaries in certain countries (outside France), based on two shares for every €40 subscribed, up to a maximum amount of €200 (10 bonus shares) per beneficiary. A total of 177,336 bonus shares were awarded, subject to a vesting period of five years;

•	as part of a three-year global financial incentive scheme designed to involve employees more closely in the Group’s performance, 14 bonus shares were awarded to each employee in 2007, representing a total of 2,030,000 bonus shares. The vesting periods applicable to the share awards vary depending on the country concerned.

26.3.2 Bonus share plans in force

Historical stock option plans in force

		Fair value
	Number of	per share
Grant Date	shares	€

02/13/2006	658,232	28.3
02/12/2007	963,074	36.0
07/16/2007	2,030,000	37.8	*
08/23/2007	177,336	32.1
11/14/2007	1,179,348	42.4

Balance at December 31, 2007	5,007,990

*	Weighted average value.

26.3.3 Valuation method and impact on income for the period

The expense recorded during the period in relation to current bonus share plans is as follows:

	Expense for the year
Grant Date	2007	2006
	(In millions of euros)

02/13/2006	8.5	7.5
02/12/2007	13.9
07/16/2007	12.7
08/23/2007	0.4
11/14/2007	2.6

TOTAL	38.1	7.5

26.4 SUEZ EXCEPTIONAL BONUS

In November 2006, the Group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the Group’s success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Around 166,000 Group employees are eligible for this bonus at December 31, 2007.

The accounting impact of this cash-settled instrument consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. The fair value of the total liability is estimated on the basis of the SUEZ share price. At December 31, 2007, the corresponding expense amounted to €6.7 million.

The estimated fair value of the liability upon expiry of the plan is €26 million.

Note 27 — Related party transactions

This note describes material transactions between the Group and its related parties.

Compensation payable to key management personnel is disclosed in Note 28.

The Group’s main subsidiaries (fully consolidated companies) are listed in Note 32. Only material transactions are described below.

27.1 JOINT VENTURES

Acea-ELECTRABEL group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel, and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

Elettria was created during 2007 by Acea Electrabel Elettricita Spa, which owns 49% of its share capital. Elettria markets electricity sold by Acea-Electrabel group entities.

SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €204.2 million in 2007, compared to €146.4 million in 2006 and €77.2 million in 2005.

SUEZ has also granted loans to the Acea-Electrabel group, on which €363.1 million remained outstanding at December 31, 2007 compared with €380.0 million at end-2006.

Zandvliet Power

Zandvliet Power is a 50%-50% joint venture between Electrabel and RWE.

Electrabel has granted a loan to Zandvliet Power of which €77.3 million was outstanding at December 31, 2007 compared with €95.8 million at December 31, 2006 and €95.3 million at December 31, 2005.

Hisusa

To finance its acquisition of Agbar shares owned by Torreal, Hisusa received a loan from its shareholders, including €104 million from SUEZ Environment.

27.2 ASSOCIATES

Elia System Operator (ESO)/Elia

Elia is a listed company and is 24.36%-owned by Electrabel.

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been accounted for under the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel purchased electricity transmission services from ESO/Elia for an amount of €155.6 million during 2007, compared to €200.2 million in 2006 and €251.2 million in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group rendered services to ESO/Elia for a total amount of €79.5 million in 2007, compared to €97.0 million in 2006 and €100 million in 2005.

At December 31, 2007, outstanding loans granted to ESO/Elia amounted to €808.4 million (€354.8 million maturing in 2009 and €453.6 million maturing in 2010 and thereafter), unchanged from December 31, 2006. In 2007, the loan generated financial income of €41.0 million compared with €31.8 million in 2006 and €29.9 million in 2005.

Inter-municipal companies

Up until 2006, the equity-accounted inter-municipal companies in the Walloon and Brussels regions distributed gas and electricity produced by Electrabel to residential Belgian customers. Since January 1, 2007, the Belgian gas and electricity markets have been fully deregulated, meaning that Electrabel now sells gas and electricity directly to end customers rather than through the inter-municipal companies. Gas and electricity sold by Electrabel to the inter-municipal companies amounted to €931.1 million in 2006 and €738.6 million in 2005.

Electrabel Customer Solutions (ECS) has purchased rights to use the gas and electricity network from the inter-municipal companies for an amount of €1,704.4 million at December 31, 2007 (€1,203.2 million at December 31, 2006 and €1,078.7 million at December 31, 2005). This increase stems from the afore-mentioned structural changes resulting from deregulation, whereby ECS rather than the inter-municipal companies now bears the cost of network usage.

At December 31, 2007, only the Walloon inter-municipal companies did not employ their own personnel. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out network maintenance and distribution services. Electrabel bills the inter-municipal companies for all work, supplies and services provided to them. Amounts billed totaled €480.3 million in 2007 compared with €582.7 million in 2006 and €1,431.2 million in 2005. This decrease results from the sale of the service provider for the Brussels region with effect from July 1, 2006.

Receivables relating to services provided and to gas and electricity supply (2006 only) stood at €37.2 million at December 31, 2007 compared with €111.4 million at December 31, 2006 and €78.1 million at December 31, 2005.

Payables due by Electrabel and Electrabel Customer Solutions to the inter-municipal companies stood at €148.9 million at December 31, 2007, compared with €274.8 million at December 31, 2006 and €337.4 million at December 31, 2005.

At December 31, 2007, Electrabel had granted cash advances totaling €430.1 million to the inter-municipal companies, compared to €341.0 million at December 31, 2006 and €398.8 million at December 31, 2005. Amounts due to the inter-municipal companies by Electrabel came to €208.4 million at end-2007, compared with €44.2 million at end-2006 and €26.2 million at end-2005.

Electrabel’s reimbursement rights corresponding to the pension provisions set aside in its accounts for distribution employees seconded to Walloon inter-municipal companies totaled €309.7 million at December 31, 2007, €377.9 million at December 31, 2006 and €1,191 million at December 31, 2005.

Contassur

Contassur is 10%-owned by SUEZ-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €179.6 million and €186.6 million at December 31, 2007 and 2006, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.3 SHAREHOLDERS

CNP (Compagnie Nationale à Portefeuille)

In the organization chart of Groupe Bruxelles Lambert’s 2005 annual report, CNP is shown as one of its controlling entities. At December 31, 2006, Groupe Bruxelles Lambert owns an 8% stake in SUEZ.

Suez sold its residual 5% interest in M6 to CNP’s wholly-owned subsidiary, Swilux, for an amount of €163 million. The Group recognized a net capital gain of €120 million on this transaction in first-half 2006 SUEZ no longer holds any interests in M6.

The Group has also sold all of its shares in Trasys, a specialized IT consulting and services company, to GIB for €32.8 million GIB is jointly controlled by Ackermans & Van Haaren and CNP. This transaction generated a net capital gain of €24 million for SUEZ.

Note 28 — Executive compensation

The Group’s key management personnel comprise the members of the Executive Committee, Central Management Committee and Board of Directors.

Their compensation breaks down as follows:

	2007	2006*	2005*
	(In millions of euros)

Short-term benefits	24.5	23.1	19.6
Post-employment benefits	5.8	4.2	3.1
Share-based payment	11.4	6.7	3.8
Termination benefits	6.5

TOTAL	48.2	34.0	26.5

*	2005 and 2006 figures have been restated to comprise compensation and benefits of the Central Management Committee.

Note 29 — Contingent assets and liabilities

The Group did not identify any material assets and contingent liabilities, since the probability that its existing commitments give rise to an outflow of resources embodying economic benefits is considered to be remote.

Note 30 — Legal and arbitration proceedings

30.1 COMPETITION AND INDUSTRY CONCENTRATION

30.1.1 Energy Europe

The European Commission launched a sector inquiry into the energy markets during the summer of 2005. Such inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets, such as those for the supply of gas and electricity. On January 10, 2007, the European Commission made public the final results of this inquiry specifying what it considered to be the major weaknesses of the electricity and gas sectors in Europe. It is now up to the European Council and the Member States to assess the Commission’s report and take any necessary initiatives with regard to their legislation. Since the Group is a major player in both these sectors, such measures would have an impact on its activities. However, it is impossible to assess such impact at the present time.

Alongside the sector inquiry, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has invited the Hungarian and Polish governments to review these systems and, where necessary, to indemnify the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

signatories. The Group is directly involved in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec).

By decision of October 11, 2007, the Commission completed its review of the term of the gas supply contracts between Distrigas and its industrial clients in Belgium. This decision, in the nature of a settlement, does not under any circumstances find that the competition rules have been breached. However, the Commission’s formal decision concluded that since the commitments made by Distrigas as regards the term of these contracts for the 2007-2010 period were binding on Distrigas, there was no need to continue the proceedings.

The European Commission also started an investigation on the term of the electricity supply contracts entered into by certain European producers in their historical markets. Electrabel is cooperating fully with the Directorate-General for Competition on this issue.

This is also the case for the inquiry into the rise of gas prices (retail supply contracts) initiated by the rapporteurs of the Belgian Competition Council announced by Electrabel Customer Solutions at the beginning of the summer 2007.

30.1.2 Environment

In its decision of July 11, 2002, the French Anti-trust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environment) created a collective dominant position between the two groups. Although the French Anti-trust Council did not impose sanctions against the two companies, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries to lift the barrier to competition.

Compagnie Générale des Eaux unsuccessfully appealed against the decision to the Paris Court of Appeal. Compagnie Générale des Eaux lodged a further appeal before the Court of Cassation (France’s highest court of ordinary jurisdiction). In its decision of July 12, 2004, the Court of Cassation overturned the decision of the Paris Court of Appeal on the grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. However, the decision of the Court of Cassation does not overturn the decision of the French Anti-trust Council.

Compagnie Générale des Eaux also filed an appeal to the Conseil d’Etat (France’s highest administrative court) against the decision of the Competition Council for abuse of power. This appeal was dismissed by the Conseil d’Etat, in its decision of November 7, 2005, on the grounds that the decision of the French Anti-trust Council did not impose any sanctions and was only a preparatory act to the decision of the Minister of the Economy, which is not subject to appeal.

As of the date hereof, the Minister of the Economy has made no decision.

30.2 DISPUTES AND ARBITRATION

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €336.1 million at December 31, 2007.

30.2.1 Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders of concession holders

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Centre for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine government following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, SUEZ and Agbar sold control of the company to Roggio SA, a private Argentine utilities group, keeping only 10% (5% SUEZ, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio SA, Aguas Cordobesas and its foreign shareholders (including SUEZ) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies’ financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual Shareholders’ Meeting on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas’ termination request.

Negotiations with a view to selling European shareholders’ interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company’s payment. On April 28, 2006, Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France).

ICSID arbitration proceedings in relation to the protection of foreign shareholders’ investment in both of these contracts are ongoing. ICSID found that it had jurisdiction to decide both cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding the Aguas Argentinas’ case on August 3, 2006. Hearings on the merits of the cases took place between April 28, 2007 and May 2, 2007 for the Aguas Provinciales de Santa Fe case, and between October 29, 2007 and November 8, 2007 for Aguas Argentina case.

Finally, a claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled “Aguas Recovery Lenders’ Group”, in order to obtain the payment by SUEZ, Agbar and AYSA (the Argentine wholly-owned company that succeeded to Aguas Argentinas) of USD 130 million owed by Aguas Argentinas to unsecured lenders.

30.2.2 AEP dispute

In the United States, SUEZ Energy Marketing North American (SEMNA, formerly TEMI) was involved in a dispute with AEP (AEP Power Marketing Inc.) concerning a long-term Power Purchase and Sale Agreement within the scope of which SEMNA was to buy electricity to be produced by the owner (AEP) of a power station located in Plaquemine in Louisiana.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the U.S. District Court for the Southern District of New York (First Circuit), SEMNA claimed damages in excess of USD 17 million on the grounds that, due to failure by the parties to agree on one of the essential elements of the agreement (operational protocols), the agreement was not capable of enforcement. AEP made a counterclaim for damages in excess of USD 643 million mainly on the grounds of the termination of the agreement by SEMNA and to a lesser extent for unpaid bills.

On August 8, 2005, the District Court awarded damages in the amount of USD 122 million to AEP (the portion of the claim relating to unpaid bills), to be increased by prejudgment interest. SEMNA firstly appealed the decision before the United States Court of Appeal (Second Circuit) and secondly filed an appeal before the District Court requesting reconsideration of the damages awarded to AEP. AEP filed a counter-appeal requesting total damages of more than USD 500 million.

On January 20, 2006, the District Court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further USD 50 million to AEP pursuant to the guarantee provided by SUEZ-TRACTEBEL SA (STSA). SEMNA requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. The District Court acceded to SEMNA’s request for a review of this decision.

On May 22, 2007, the Court of Appeal rendered its decision confirming the decision of the District Court regarding (i) the enforceability of the contract, (ii) AEP’s good faith in its relations with SEMNA, and (iii) the substantial efforts made by AEP to obtain QF certification. The Court of Appeal vacated the District Court’s decisions to (i) award AEP damages of USD 116.5 million with respect to Replacement Products; and (ii) deny the payment of damages to AEP pursuant to the termination payment provisions of the contract. The Court of Appeal remanded the case to the District Court for further proceedings regarding the vacated portions of the District Court decision.

On June 5, 2007, AEP filed a petition for panel rehearing to the Court of Appeal, requesting that the court restore the USD 50.7 million capacity award (which is part of the aforementioned vacated award of USD 116.5 million for Replacement Products) against SEMNA in AEP’s favor. On July 24, 2007, the Court of Appeal dismissed AEP’s petition.

On September 25, 2007, SEMNA filed a Motion for Summary Judgment with the District Court, seeking the dismissal of AEP’s counterclaim for damages.

The proceedings before the District Court resumed. The case was due to be heard in late January 2008 (as regards the Motion for Summary Judgment) and in early February 2008 as regards the other issues.

On January 28, 2008, the parties decided to end their dispute by means of an out-of-court settlement without recognition by either party of any liability. The consequences of such settlement have been accounted for in the annual financial statements for fiscal year 2007.

30.2.3 Snohvit dispute

On July 16, 2002, Tractebel Gas Engineering Belgium SA (TGE) as leader of the TGE — Fabricom-GTI SA — Entrepose Contracting SA consortium (the “Contractor”) entered into a contract with Statoil ASA (the “Company”) regarding the construction of storage and loading facilities at Hammerfest (Norway) within the framework of the Snohvit LNG project.

The performance of this contract was affected by excessive requests for modifications and other readjustments on behalf of the Company. As the Company refused to compensate the Contractor for the fact that the budget and the deadline for completion were exceeded, TGE, as leader of the consortium, sued the Company before the Stavanger City Court (Norway) for a principal amount of €243 million.

The Contractor’s position is that the Company deviated so far from the initial provisions of the contract that the contract is no longer valid and that the Contractor can thus request full payment of the project on a cost reimbursement basis. The Contractor also argued that the significant number of modifications and the cumulative

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect thereof largely exceeded expectations the parties’ could have had upon signature of the contract and that the Company had overstepped its right to request modifications pursuant to the contract.

The Company dismissed the above arguments and claimed entitlement to liquidated damages from the Contractor in the event of any delay, such damages being capped at 10% of the contract’s value, i.e. €28 million due by Contractor.

On completion of the proceedings, the parties settled and in return the Company agreed to compensate the Contractor. The consequences have been recognized in the annual financial statements for fiscal year 2007.

30.2.4 Dispute with Togo Electricity

In December 2000, Togo Electricity signed a concession contract (the “Contract”) with the Togolese government for the management of Togo’s public power distribution service.

Togo Electricity terminated the Contract on the basis of the terms thereof providing for such termination in the event of a breach of the financial and economic equilibrium between the parties that could not be settled out of court. The Contract was terminated on February 22, 2006.

The Togolese government did not recognize the validity of the termination declared by Togo Electricity. On February 22, 2006, it adopted two decrees by which it also terminated the Contract on the basis of breaches by Togo Electricity of its obligations with respect to the Contract. On February 22, 2006, it took possession of the entire assets of Togo Electricity, without any indemnity.

In March 2006, the Togolese government instituted several proceedings in Togo to justify taking possession of the assets of Togo Electricity.

These included proceedings on the merits of the case instituted first against Togo Electricity and then extended to SES, with a view to sentencing these two companies to pay compensation of between FCFA 27 billion and FCFA 33 billion (between €41 million and €50 million) to the Togolese government for breach of Agreement. In March 2006, Togo Electricity instituted arbitration proceedings before the International Center for Settlement of Investment Disputes (ICSID) citing the existence of an arbitration clause in the Contract. Preliminary claims are currently being submitted in the proceedings, which SES is proposing to join.

The proceedings are extremely slow, partly due to the fact that the condition stated by SES to join as a party to the proceedings (stay of all proceedings in Togo), has not yet been fully met.

30.2.5 Queen Mary dispute

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a subsidiary of SES, with respect to the assembly of hired footbridges leading from the dock to the liner.

By decision of February 11, 2008 rendered by the criminal court of Saint Nazaire, Endel was sentenced to a fine of €150,000 for manslaughter and 11 fines of €2,500 for involuntary injuries. The four employees of Endel charged with manslaughter and involuntary injuries were acquitted in the absence of established misconduct.

Les Chantiers de l’Atlantique and Endel were ordered, jointly and severally, to indemnify the victims for damages suffered.

The public prosecutor of Saint Nazaire appealed against the decision on February 20, 2008.

30.2.6 Legal proceedings in Hungary

Electrabel and Dunamenti have taken preliminary steps towards international arbitration proceedings against the Hungarian State for breach of obligations pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty in relation to Dunamenti.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Electrabel and Dunamenti sent a formal notice to the Hungarian State on September 4, 2006, pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty. This formal notice triggered a mandatory discussion period of at least six months for the Hungarian-Belgian Investment Protection Treaty and of at least three months for the Energy Charter Treaty. At the same time, Dunamenti initiated out-of-court proceedings pursuant to the power purchase agreement with MVM.

The period of out-of-Court proceedings engaged with MVM to settle the dispute regarding the power purchase agreement ended on November 20, 2006, without any agreement being reached. On November 16, 2006, the Hungarian Ministry of Transport and Economy sent a reply to the above-mentioned formal notice of September 4, 2006, requesting to meet with high-level Electrabel representatives. An initial meeting was held in January 2007 between Electrabel and the Hungarian government, represented by the Secretary of State for Energy. On June 13, 2007, Electrabel submitted its dispute with Hungary to the ICSID, an arbitration tribunal operating under the auspices of the World Bank.

After Electrabel’s request for international arbitration was registered by the ICSID on August 13, 2007, the arbitration tribunal was constituted. The arbitrator designated by the Hungarian government has been challenged. The dispute mainly concerns electricity prices and allocations of CO2 emissions rights in the country.

30.2.7 Ghislenghien dispute

On July 30, 2004, carelessness by a third party resulted in a leak in one of Fluxys’ gas transit pipes in Ghislenghien in Belgium. Twenty-four people died as a result of this accident, and over one hundred and thirty people were injured.

In September 2005, Fluxys was indicted, in its capacity as a legal entity, by the Investigating Judge of Tournai for manslaughter and involuntary injuries due to failure to take protective or precautionary measures. On February 1, 2007, a management-level employee of Fluxys’ Dispatching division was personally indicted on the same charges as Fluxys. On February 20, 2007, Electrabel was indicted in its capacity as a legal entity on the same charges as Fluxys.

To date, twenty-two legal entities and individuals have been indicted.

The investigation is continuing. Various parties have requested additional matters to be included within the scope of the investigation and a court-ordered expert appraisal is also in progress.

Victims of the disaster have also instituted legal proceedings before the regional and commercial courts of Brussels against Fluxys and/or its insurers. The civil proceedings are continuing.

30.2.8 Claim by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-TRACTEBEL SA (formerly Tractebel), concerning past investments in Kazakhstan. SUEZ-TRACTEBEL has filed an appeal with the administrative courts against those claims. SUEZ-TRACTEBEL continues to contest this claim which, based on the advice of legal counsel, it considers unfounded.

30.2.9 Squeeze-out bid for the Electrabel shares

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. At the time the squeeze-out bid was launched, Deminor and the other funds held 58,309 Electrabel shares. The case will be heard on February 29, 2008.

On July 11, 2007, Messrs Geenen and others also initiated proceedings before the Brussels Court of Appeal seeking additional consideration. Electrabel and the Banking, Financial and Insurance Commission were joined as parties to the proceedings. At the time of the launch of the squeeze-out bid, Messrs Geenen and others held 231 Electrabel shares The case will be heard on February 29, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Note 31 — Subsequent events

31.1 PUBLIC TENDER OFFER FOR AGUAS DE BARCELONA (AGBAR)

The offer launched by SUEZ, La Caixa and Hisusa for the Aguas de Barcelona shares they did not already own concluded successfully on January 16, 2008, with the bidding companies gaining control of 90.01% of Agbar’s share capital.

Upon completion of the offer, Agbar is:

•	66.44%-owned by Hisusa (proportionately consolidated);

•	12.02%-owned by SUEZ Environment (fully consolidated);

•	11.55%-owned by Criteria (Caixa), a non-Group company.

Borrowings will be reduced by €210 million owing to the transaction’s final acceptance rate (see Note 2.1.1).

As reminder, the bidding companies intend to maintain Agbar’s listing on the Spanish stock market, with a free float of around 30% within two years.

31.2  GDF-SUEZ MERGER

On January 7, the European Consultative Committee (ECC) gave its opinion on the planned merger between GDF and SUEZ. Consequently, and in view of the opinions previously given, the employee representative body consultation process within the SUEZ Group was closed.

The French courts rejected Gaz de France’s request that it order the employee representative bodies to give their opinion on the merger, which is needed for the transaction to move forward.

Further to Crédit Agricole’s decision to sell its direct interest in SUEZ, three major SUEZ shareholders decided to increase their stakes in SUEZ by purchasing one-third of Crédit Agricole’s interest. Sofina has decided to participate in the SUEZ Environment shareholders’ agreement. The interest held by SUEZ and its major shareholders in SUEZ Environment will remain unchanged as a result of these developments.

Note 32 — List of the main consolidated companies at December 31, 2007

						Consolidation
		% Interest		% Control		method
		Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
Company name	Corporate headquarters	2007	2006	2007	2006	2007	2006

SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 — 1000 Brussels — Belgium	100.0	98.6	100.0	98.6	FC	FC

RENDO Energielevering BV	De Vos van Steenwijklaan 73, 7902NP Hoogeveen — Netherlands	100.0	98.6	100.0	98.6	FC	FC

COGAS Energie BV	Rohofstraat 83, 7605AT Almelo — Netherlands	100.0	98.6	100.0	98.6	FC	FC

SUEZ — TRACTEBEL	Place du Trône, 1 — 1000 — Brussels — Belgium	100.0	100.0	100.0	100.0	FC	FC

ELIA SYSTEM OPERATOR — ESO	Boulevard de l’Empereur 20 — 1000 Brussels — Belgium	24.4	27.1	24.4	27.5	EM	EM

ELECTRABEL France	Le César, 20 place Louis-Pradel, 69001 Lyon, France	100.0	98.6	100.0	100.0	FC	FC

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 — 1000 Brussels — Belgium	95.8	60.0	95.8	95.8	FC	FC

ENERGY EUROPE INVEST	Place du Trône 1 — 1000 Brussels — Belgium	100.0	98.6	100.0	100.0	FC	FC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						Consolidation
		% Interest		% Control		method
		Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
Company name	Corporate headquarters	2007	2006	2007	2006	2007	2006

DUNAMENTI	Erömü ut 2, 2442 Szazhalombatta — Hungary	74.8	73.8	74.8	74.8	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	98.6	100.0	100.0	FC	FC

ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200, 10117 Berlin, Germany	100.0	98.6	100.0	100.0	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbruck — Germany	51.0	50.3	51.0	51.0	FC	FC

ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	98.6	100.0	100.0	FC	FC

POLANIEC	Zawada 26, 28 - 230 Polaniec — Poland	100.0	98.6	100.0	100.0	FC	FC

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo — Italy	99.5	98.1	99.5	99.5	FC	FC

Group ACEA Electrabel(a)(b)	Piazzale Ostiense, 2, 00100 Rome — Italy	40.6	40.0	40.6	40.6	PC	PC

CASTELNOU	Calle General Castanõs 4 - 3a planta, 28004 Madrid — Spain	100.0	98.6	100.0	100.0	FC	FC

TIRRENO POWER SPA	47, Via Barberini, 00187 Rome — Italy	35.0	34.5	35.0	35.0	PC	PC

COMPAGNIE NATIONALE DU RHONE (CNR)(c)	2, rue André-Bonin 69 004 Lyon — France	49.9	49.3	47.9	47.9	FC	FC

SYNATOM	Avenue Ariane 7 — 1200 Brussels	100.0	98.6	100.0	100.0	FC	FC

SHEM(d)	28, Boulevard Raspail, 75007 Paris — France	99.7	98.2	99.7	99.6	FC	FC

DISTRIGAZ	Rue de l’Industrie, 10 — 1000 Brussels — Belgium	57.2	57.2	57.2	57.2	FC	FC

DISTRIGAZ & Co	Rue de l’Industrie, 10 — 1000 Brussels — Belgium	57.2	57.2	100.0	100.0	FC	FC

FLUXYS	Avenue des Arts, 31 — 1040 Brussels — Belgium	57.2	57.2	57.2	57.2	FC	FC

FLUXYS LNG	Rue Guimard 4, 1040 Brussels — Belgium	60.2	60.2	100.0	100.0	FC	FC

(a)	Ownership interest in the ACEA/Electrabel holding company.

(b)	ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.

(c)	See Note 12.

(d)	The option on 19.6% of SHEM’s capital was exercised before maturity in 2006.

		% Interest		% Control		Consolidation method
Company name	Corporate headquarters	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006

SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Antônio Dib Mussi, 366 Centro, 88015-110 Florianopolis, Santa Catarina — Brazil	68.7	68.7	68.7	68.7	FC	FC
COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, n°366 — Centro Florianopolis — Santa Catarina — Brazil	68.7	68.7	100.0	100.0	FC	FC

ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27 — Peru	61.7	61.7	61.7	61.7	FC	FC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		% Interest		% Control		Consolidation method
Company name	Corporate headquarters	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006

GLOW (THAILAND)	195 Empire Tower, 38th Floor-park Wing, South Sathorn Road, Yannawa, Sathorn, Bangkok 10120 — Thailand	69.1	69.1	69.1	69.1	FC	FC
SUEZ LNG LIQUEFACTION SA	Avenue de la Liberté, 76 L-1930 Luxembourg — Luxembourg	100.0	100.0	100.0	100.0	FC	FC

SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 — United States	100.0	100.0	100.0	100.0	FC	FC

SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 — United States	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 — United States	100.0	100.0	100.0	100.0	FC	FC
SUEZ LNG AMERICA	One Liberty Square, Boston, MA 02109 — United States	100.0	100.0	100.0	100.0	FC	FC
BAYMINA	Ankara Dogal Gaz Santrali, Ankara Eskisehir Yolu 40.Km, Maliöy Mevkii, 06900 Polatki/Ankara — Turkey	95.0	95.0	95.0	95.0	FC	FC
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9, C.P. 66000 Garcia Nuevo Leon — Mexico	100.0	100.0	100.0	100.0	FC	FC
ELYO	1, place des degrés, 92059 Paris La Défense Cedex — France	100.0	100.0	100.0	100.0	FC	FC
ELYO ITALIA	Via Miramare, 15 20126 Milan — Italy	60.0	60.0	60.0	60.0	FC	FC
AXIMA France	46, Boulevard de la Prairie du Duc — 44000 Nantes — France	100.0	100.0	100.0	100.0	FC	FC
AXIMA AG	12, Zürcherstrasse — 8401 Winterthur — Switzerland	100.0	100.0	100.0	100.0	FC	FC
CPCU	185, Rue de Bercy, 75012 Paris — France	64.4	64.4	64.4	64.4	FC	FC
FABRICOM SA	254, Rue de Gatti de Gamond — 1180 Brussels — Belgium	100.0	100.0	100.0	100.0	FC	FC
ENDEL	1, place des degrés 92059 Paris La Défense Cedex — France	100.0	100.0	100.0	100.0	FC	FC
FABRICOM GTI SA	Rue de Gatti de Gamond 254 — 1180 Brussels — Belgium	100.0	100.0	100.0	100.0	FC	FC
GTI GROUP	Hogeweg 35A — 5301 LJ Zaltbommel — Netherlands	100.0	100.0	100.0	100.0	FC	FC
INEO	1, place des Degrés 92059 Paris La Défense Cedex — France	100.0	100.0	100.0	100.0	FC	FC
ENVIRONMENT
SUEZ ENVIRONMENT	1, rue d’Astorg 75008 PARIS — France	100.0	100.0	100.0	100.0	FC	FC
LYONNAISE DES EAUX France	11, place Edouard VII 75009 PARIS — France	100.0	100.0	100.0	100.0	FC	FC
DEGREMONT	183, avenue du 18-Juin-1940 92500 Rueil-Malmaison — France	100.0	100.0	100.0	100.0	FC	FC
HISUSA	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona — Spain	51.0	51.0	51.0	51.0	PC	PC
AGBAR(e)	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona — Spain	51.0	25.9	51.0	48.5	PC	PC
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES — United Kingdom	100.0	100.0	100.0	100.0	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Cologne — Germany	100.0	100.0	100.0	100.0	FC	FC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		% Interest		% Control		Consolidation method
Company name	Corporate headquarters	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006

SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL — 6801 HA Amhem — Netherlands	100.0	100.0	100.0	100.0	FC	FC
SITA France	123, rue des Trois-Fontanot 92000 Nanterre — France	100.0	100.0	100.0	100.0	FC	FC
SITA SVERIGE AB	Kungsgardsleden — 26271 Angelholm — Sweden	75.0	75.0	75.0	75.0	FC	FC
LYDEC	20, boulevard Rachidi, Casablanca — Morocco	51.0	51.0	51.0	51.0	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey — United States	100.0	100.0	100.0	100.0	FC	FC

(e)	Agbar is fully consolidated by Hisusa, which in turn is proportionately consolidated by SUEZ (see Note 2).

		% Interest		% Control		Consolidation method
Company name	Corporate headquarters	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006	Dec. 2007	Dec. 2006

OTHER SERVICES
SUEZ SA	16 Rue de la Ville L’Evêque — 75008 Paris — France	100.0	100.0	100.0	100.0	FC	FC

GIE — SUEZ ALLIANCE	16, rue de la Ville l’Evêque — 75383 Paris Cedex 08 — France	100.0	100.0	100.0	100.0	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque — 75383 Paris Cedex 08 — France	100.0	100.0	100.0	100.0	FC	FC
COSUTREL	Place du trône, 1 — 1000 Brussels — Belgium	100.0	100.0	100.0	100.0	FC	FC
GENFINA	Place du trône, 1 — 1000 Brussels — Belgium	100.0	100.0	100.0	100.0	FC	FC
SI FINANCE	68, rue du Faubourg-Saint-Honoré — 75008 Paris — France	100.0	100.0	100.0	100.0	FC	FC

FC: Full consolidation (subsidiaries).

PC: Proportionate consolidation (joint ventures).

EM: Equity method (associates).

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Under French law, Gaz de France may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of its directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors of the company. Under French law, Gaz de France may not indemnify directors and officers for criminal liabilities, either directly or through liability insurance.

Under French law, Gaz de France is generally allowed to advance expenses incurred by its officers and directors in defending any civil or criminal action. Gaz de France may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of Gaz de France.

Gaz de France maintains liability insurance for its directors and officers and it is expected that GDF SUEZ will continue to maintain liability insurance for its directors and officers (including insurance against liabilities under the Securities Act) following the merger.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Merger Agreement (traité de fusion), dated June 5, 2008, between Gaz de France and Suez (included as Annex A to the prospectus forming a part of this registration statement)
3.1	By-laws (statuts) of Gaz de France (English translation)
5.1	Opinion of Darrois Villey Maillot Brochier, French counsel to Gaz de France, regarding the validity of the Gaz de France ordinary shares
8.1	Opinion of Debevoise & Plimpton LLP as to certain United States federal income tax matters
21.1	Subsidiaries of the Registrant (incorporated by reference to Note 24 of the consolidated financial statements of the Registrant for the year ended December 31, 2007)
23.1	Consent of Mazars & Guérard and Ernst & Young Audit (in connection with the reports relating to Gaz de France)
23.2	Combined consent of Deloitte & Associés and Ernst & Young et Autres (in connection with the reports relating to Suez)
23.3	Consent of Darrois Villey Maillot Brochier, French counsel to Gaz de France (included in Exhibit 5.1)
23.4	Consent of Réné Ricol
23.5	Consent of Dominique Ledouble
23.6	Consent of Vincent Baillot
23.7	Consent of Goldman Sachs International
23.8	Consent of Lazard Frères
23.9	Consent of Merrill Lynch Capital Markets (France) S.A.S.
23.10	Consent of HSBC France S.A.
23.11	Consent of BNP Paribas Corporate Finance
23.12	Consent of J.P. Morgan plc
23.13	Consent of Oddo Corporate Finance S.C.A.
23.14	Consent of DeGolyer and MacNaughton
23.15	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1)
24.1	[Reserved]
24.2	[Reserved]

Exhibit
No.	Description

24.3	Power of Attorney of Jean-Louis Beffa
24.4	Power of Attorney of Aldo Cardoso
24.5	Power of Attorney of Paul-Marie Chavanne
24.6	Power of Attorney of Pierre Graff
24.7	Power of Attorney of Peter Lehmann
24.8	Power of Attorney of Philippe Lemoine
24.9	Power of Attorney of Anne-Marie Mourer
24.10	Power of Attorney of Xavier Musca
24.11	Power of Attorney of Florence Tordjman
24.12	Power of Attorney of Edouard Vieillefond
99.1	English translation of French Market Authority (Autorité des marchés financiers) Multi-Criteria Financial Analysis
99.2	Merger Auditors’ Report on the Merger Consideration (included as Annex B to the prospectus forming a part of this Registration Statement)
99.3	Merger Auditors’ Report on the Value of the Assets Transferred (included as Annex C to the prospectus forming a part of this Registration Statement)
99.4	Fairness Opinion of Goldman Sachs International (included as Annex D to the prospectus forming a part of this Registration Statement)
99.5	Fairness Opinion of Lazard Frères (included as Annex E to the prospectus forming a part of this Registration Statement)
99.6	Fairness Opinion of Merrill Lynch (included as Annex F to the prospectus forming a part of this Registration Statement)
99.7	Fairness Opinion of HSBC France (included as Annex G to the prospectus forming a part of this Registration Statement)
99.8	Financial Opinion of BNP Paribas (included as Annex H to the prospectus forming a part of this Registration Statement)
99.9	Fairness Opinion of JPMorgan (included as Annex I to the prospectus forming a part of this Registration Statement)
99.10	Independent Valuation Report of Oddo Corporate Finance (included as Annex J to the prospectus forming a part of this Registration Statement) (English translation)
99.11	By-laws (statuts) of Suez (English translation)
99.12	Protocol of Understanding (Protocole d’Accord) dated June 5, 2008, between Gaz de France and Suez
99.13	Industrial, Commercial and Financial Cooperation Agreement (Accord de coopération industrielle, commerciale et financière), dated June 5, 2008, between Gaz de France and Suez (English translation)
99.14	Draft by-laws of GDF SUEZ to be submitted for the approval of the Gaz de France ordinary and extraordinary shareholders’ meeting of July 16, 2008 (English translation)

Item 22.	Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(5) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertakes, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(8) The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F of the Securities Act at the start of any delayed offering or throughout a continuous offering.

(9) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10) The undersigned registrant hereby undertakes:
i. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and
ii. to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on June 16, 2008.

GAZ DE FRANCE

By:	/s/ Jean-François Cirelli
Jean-François Cirelli
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on June 16, 2008 by the following persons in the capacities indicated:

Signature	Title

/s/ Jean-François Cirelli Jean-François Cirelli	Chairman and Chief Executive Officer

/s/ Stéphane Brimont Stéphane Brimont	Chief Financial Officer

/s/ Olivier Feist Olivier Feist	Chief Accounting Officer (Principal Accounting Officer)

* Jean-Louis Beffa	Director

* Aldo Cardoso	Director

* Peter Lehmann	Director

* Philippe Lemoine	Director

* Paul-Marie Chavanne	Director

* Pierre Graff	Director

* Xavier Musca	Director

Signature	Title

* Florence Tordjman	Director

* Edouard Vieillefond	Director

* Anne-Marie Mourer	Director

Philippe Favre	Director

Guy Dollé	Director

Olivier Barrault	Director

Bernard Calbrix	Director

Jean-François Le Jeune	Director

Yves Ledoux	Director

/s/ Gregory F. Lavelle Puglisi & Associates By: Gregory F. Lavelle Title: Managing Director	Authorized Representative in the United States

*By: /s/ Jean-François Cirelli Jean-François Cirelli	Attorney-in-Fact